Form 20-F
period 2019-12-31
ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
filed 2020-04-28
CIK 1780531

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-39147

OneConnect Financial Technology Co., Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation)

55F, Ping An Financial Center, No. 5033 Yitian Road Futian District, Shenzhen, Guangdong, The People’s Republic of China
(Address of principal executive offices)

Mr. Wei Jye Jacky Lo, Chief Financial Officer
Telephone: +(852) 3762-9357

Email: pub_yztir@ocft.com

55F, Ping An Financial Center, No. 5033 Yitian Road

Futian District, Shenzhen, Guangdong, The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS represents three ordinary shares, par value US$0.00001 per share	OCFT	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,097,320,664 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer. ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   ☐ Yes   ☐ No

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated or the context otherwise requires, and for purposes of this annual report on Form 20-F only:

•                  “ADRs” refer to the American depositary receipts that evidence our ADSs;

•                  “ADSs” refer to our American depositary shares, each of which represents three ordinary shares;

•                  “AI” refers to artificial intelligence;

•                  “basic customers” refer to our customers that contribute annual revenue of less than RMB100,000;

•                  “China” or “the PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•                  “major banks” refer to the largest commercial banks in China, including six large state-owned and 12 joint-stock banks;

•                  “net expansion rate” is a numerical representation of the expansion of our customer relationships on a year-on-year basis, calculated as a fraction, the denominator of which is the revenue contribution from a particular group of customers in one year and the numerator of which is the contribution from the same group of customers in the following year, expressed as a percentage;

•                  “OneConnect,” “we,” “us,” “our company” and “our” refer to OneConnect Financial Technology Co., Ltd., a Cayman Islands exempted company, and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include our VIEs and their subsidiaries;

•                  “Ping An Group” refers to Ping An Insurance (Group) Company of China, Ltd. and, unless the context requires otherwise, its subsidiaries;

•                  “Premium customers” refers to our customers that contribute annual revenue of at least RMB100,000, excluding Ping An Group and its subsidiaries, although this category includes certain customers that we have direct contracts with, and provide direct services to, where payments for these services have been made through contractual arrangements that we have with others, including Ping An Group;

•                  “RMB” or “Renminbi” refers to the legal currency of China;

•                  “shares” or “ordinary shares” refer to our ordinary shares, par value US$0.00001 per share;

•                  “SME” refers to small and medium enterprises;

•                  “Third-party customers” refers to customers with revenue contribution of less than 5% of our total revenue in the relevant period; and

•                  “US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States.

All of our customer numbers in this annual report are exclusive of Ping An Group and its subsidiaries.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2019. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On April 24, 2020, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB7.0813 to US$1.00.

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•                  our future business development, financial condition and results of operations;

•                  expected changes in our revenues, costs or expenditures;

•                  expected growth of technology spending in the financial services industry in China;

•                  our expectations regarding demand for and market acceptance of our services;

•                  competition in our industry; and

•                  government policies and regulations relating to our industry.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—3.D. Risk Factors.” Other sections of this annual report include additional factors that could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

iii

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A.    Selected Financial Data

The following selected consolidated statements of comprehensive income data for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheets data as of December 31, 2017, 2018 and 2019 and selected consolidated statements of cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results are not necessarily indicative of results expected for future periods. You should read this section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in annual report.

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for per-share data)
Selected Consolidated Statements of Comprehensive Income Data
Revenue	581,912	1,413,489	2,327,846	334,374
Cost of revenue	(482,539)	(1,024,864)	(1,560,988)	(224,222)
Gross profit	99,373	388,625	766,858	110,152
Research and development expenses	(537,226)	(459,181)	(956,095)	(137,334)
Selling and marketing expenses	(208,035)	(441,932)	(635,673)	(91,309)
General and administrative expenses	(270,275)	(519,795)	(756,681)	(108,690)
Net impairment losses on financial and contract assets		(2,224)	(45,167)	(6,488)
Other income, gains or loss-net	25,860	(79,860)	(74,254)	(10,666)
Operating loss	(890,303)	(1,114,367)	(1,701,012)	(244,335)
Finance income	2,128	129,435	128,261	18,424
Finance costs	(85,711)	(163,442)	(174,831)	(25,113)
Finance costs-net	(83,583)	(34,007)	(46,570)	(6,689)
Share of net losses of associate and joint venture	(2,747)	(15,442)	(14,854)	(2,134)
Loss before income tax	(976,633)	(1,163,816)	(1,762,436)	(253,158)
Income tax benefit/(expense)	369,677	(26,469)	74,924	10,762
Loss for the year/period	(606,956)	(1,190,285)	(1,687,512)	(242,396)
Loss attributable to:
Owners of the Company	(606,956)	(1,195,712)	(1,660,566)	(238,525)
Non-controlling interests	—	5,427	(26,946)	(3,871)
	(606,956)	(1,190,285)	(1,687,512)	(242,396)
Other comprehensive income	—	396,520	78,815	11,321
Total comprehensive loss for the year/period	(606,956)	(793,765)	(1,608,697)	(231,075)
Total comprehensive loss attributable to:				0
Owners of the Company	(606,956)	(799,192)	(1,581,751)	(227,204)
Non-controlling interests	—	5,427	(26,946)	(3,871)
	(606,956)	(793,765)	(1,608,697)	(231,075)
Loss per share attributable to owners of the Company
Basic and diluted	(0.90)	(1.29)	(1.77)	(0.25)

The following table presents our selected consolidated balance sheets data as of December 31, 2017, 2018 and 2019:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for shares data)
Selected Consolidated Balance Sheets Data
Restricted cash	1,100	3,996,238	3,440,289	494,167
Cash and cash equivalents	847,767	565,027	1,077,875	154,827
Financial assets at fair value through profit or loss	863,266	2,540,925	1,690,967	242,892
Total current assets	2,064,954	7,858,622	7,658,807	1,100,119
Total non-current assets	950,586	1,523,987	2,268,514	325,852
Total assets	3,015,540	9,382,609	9,927,321	1,425,970
Total current liabilities	2,861,482	5,122,390	4,939,916	709,575
Total non-current liabilities	188,942	429,131	466,864	67,061
Total liabilities	3,050,424	5,551,521	5,406,780	776,635
Total share capital	60	66	73	10
Total equity and liabilities	3,015,540	9,382,609	9,927,321	1,425,970
Total shares outstanding	900,000,000	999,999,999	1,097,320,664	1,097,320,664

The following table presents our selected consolidated statements of cash flow data for the years ended December 31, 2017, 2018 and 2019:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash used in operating activities	(228,685)	(489,237)	(1,817,454)	(261,061)
Net cash (used in) /generated from investing activities	(126,841)	(5,805,478)	570,839	81,996
Net cash generated from financing activities	1,125,135	5,999,403	1,754,557	252,026
Net increase /(decrease) in cash and cash equivalents	769,609	(295,312)	507,942	72,961
Cash and cash equivalents at the beginning of the year/period	78,158	847,767	565,027	81,161
Effects of exchange rate changes on cash and cash equivalents	—	12,572	4,906	705
Cash and cash equivalents at the end of year/period	847,767	565,027	1,077,875	154,827

Non-IFRS Financial Measures

We use the following non-IFRS financial measures to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. We also believe that presentation of the non-IFRS financial measures provides useful information to our investors regarding our results of operations because it allows investors greater transparency to the information used by our management in our financial and operational decision making so that investors can see through the eyes of our management regarding important financial metrics that our management uses to run the business as well as allowing investors to better understand our performance.

We define non-IFRS gross profit and non-IFRS gross profit margin as IFRS gross profit and IFRS gross profit margin, respectively, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. Our management regularly reviews non-IFRS gross profit and non-IFRS gross profit margin to assess the performance of our business. By excluding non-cash items, these financial metrics allow our management to evaluate the cash conversion of one dollar revenue on gross profit.

Investors are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures.

The table below sets forth a reconciliation of our gross profit to non-IFRS gross profit and non-IPRS gross profit margin for the periods indicated:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for %)
Reconciliation
Gross profit	99,373	388,625	766,858	110,152
Non-IFRS adjustment:
Amortization of intangible assets recognized in cost of revenue	197,824	227,006	308,551	44,321
Depreciation of property and equipment recognized in cost of revenue	213	778	2,362	339
Share-based compensation expenses recognized in cost of revenue	—	—	2,294	330
Non-IFRS gross profit	297,410	616,409	1,080,065	155,142
Non-IFRS gross profit margin	51.1%	43.6%	46.4%	46.4%

Please see “Item 5. Operating and Financial Review and Prospects” for more information.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Risks Relating to Our Business and Industry

We have a limited operating history in a competitive and rapidly evolving industry; it may be difficult to evaluate our prospects, and we may not be able to effectively manage our growth.

Founded in December 2015, we have a limited operating history in the technology-as-a-service for financial institutions industry, which is competitive and rapidly evolving. We may have limited insight into trends that may develop and affect our business, and we may make errors in predicting and reacting to industry trends and evolving needs of our customers.

We have experienced rapid growth in recent periods. In 2017, 2018 and 2019, our revenue was RMB581.9 million, RMB1,413.5 million, and RMB2,327.8 million (US$334.4 million), respectively. Our revenue growth has primarily been driven by the expansion of our solutions to address financial institutions’ growing needs for technology solutions. Our historical results and growth may not be indicative of our future performance, and we may fail to continue our growth or maintain our historical growth rates.

In addition, we may not be able to effectively manage our growth. Our business expansion may increase the complexity of our operations and place a significant strain on our managerial, operational, financial and human resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.

We have incurred operating losses in the past, expect to incur operating losses in the future, and we may not be able to achieve or sustain profitability.

We incurred net losses of RMB607.0 million in 2017, RMB1,190.3 million in 2018 and RMB1,687.5 million (US$242.4 million) in 2019. As of December 31, 2019, we had an accumulated losses of RMB4,003.3 million (US$575.0 million). We are still in an early stage of development. We have incurred and will continue to incur substantial expenses to develop and commercialize our solutions, as well as to promote our business.

We will need to generate increased revenue and control our expenses to become profitable. Rapid growth in our customer base, however, may increase our cost of revenue as a percentage of revenue in the short term because we primarily recognize revenue from our customers’ use of our solutions through our transaction-based pricing, but we incur a large portion of the costs upfront. In addition, our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our operating expenses. Furthermore, as a public company, we have incurred and expect to continue to incur additional legal, accounting and other expenses that we did not incur as a private company. We may incur significant losses for a number of reasons, including the other risks described in this annual report, and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve or sustain profitability, the market price of our ADSs may decrease significantly.

Most of our customers are commercial banks and other financial institutions that are highly regulated, and the tightening of laws, regulations or standards in the financial services industry could harm our business.

Most of our customers are commercial banks and other financial institutions that are highly regulated and must comply with complex and changing government regulations and industry standards, which are subject to significant changes. Regulatory developments, including those in respect of consumer protection, credit availability, risk management and data privacy, could adversely affect our customers or otherwise result in them reducing the volume and frequency of their business transactions.

Our financial institution customers must include restrictive provisions in their contracts with service providers such as us, with respect to security and privacy, ongoing monitoring, risk management and other limitations. These provisions may increase our costs, limit the scope of the solutions we offer or otherwise restrict customer access. In addition, our customers may have less capacity or incentive to purchase solutions from us, may pass on their increased costs to us, or may cease to use certain of our solutions. For example, on December 1, 2017, the PRC government issued the Notice on the Regulation and Rectification of the “Cash Loan” Business, or Circular 141, which prohibits banking financial institutions, including banks, trust companies and consumer finance companies, that cooperate with third-parties in carrying out loan businesses from outsourcing their credit examination, risk control, or other core businesses and accept credit enhancement services provided by any third party without a guarantee license. Circular 141 and the Notice on Specific Rectification Implementation Plans for Risk of Online Microfinance Businesses of Microfinance Companies, or the Circular 56, prohibit third parties that cooperate with banking financial institutions and internet microfinance companies from directly charging interest or fees to borrowers.

In addition, because we primarily use a transaction-based model, any reduction of transactions by our customers may materially and adversely affect our business and results of operations. For example, on March 28, 2018, the PRC government promulgated the Notice on Strengthening the Renovation of Asset Management Business through the Internet and Launching Acceptance Work, or Circular 29, according to which the public issuance and sale of asset management products through the internet requires an asset management business license or asset management product sales license issued by the central financial management department. Circular 29 also prohibits any entity to publicly raise funds from using direct or indirect means unless that entity has received permission from competent regulatory authorities.

As a result of those laws and regulations, certain of our customers have had to adjust their business practices in ways that reduce their use of our solutions, and these types of changes in response to regulatory development may adversely affect our business, result of operations and financial conditions.

We are subject to evolving regulatory requirements; if we do not comply with these regulations, or fail to adapt to regulatory changes, our business and prospects may be materially and adversely affected.

Many aspects of our business, including the provision of internet information, technology services to banks and insurance companies, insurance loss adjustment services, online publication services relating to financial product information, facilitating consumer lending products for banks and online small loan companies, managing and distributing various asset management products, blockchain information services and electronic certification services are subject to supervision and regulation by various governmental authorities in China or in other jurisdictions where we operate. In addition, as we continue to expand the solutions on our platform, we may be subject to new and more complex regulatory requirements. For example, in May 2019, we were granted a virtual banking license to operate in Hong Kong by the Hong Kong Monetary Authority, and we are subject to requirements prescribed by the Hong Kong Monetary Authority and other Hong Kong law and regulation for this entity’s operations. We are also required to comply with applicable laws and regulations in relevant jurisdictions to protect the privacy and security of our customers’ information. Legal and regulatory restrictions may delay, or possibly prevent, some of our solutions or services from being offered, which may have a material adverse effect on our business, financial condition and results of operations. Violation of laws and regulations may also result in severe penalties, confiscation of illegal income, revocation of licenses and, under certain circumstances, criminal prosecution.

The PRC regulatory framework governing financial technology services is unclear and evolving. New laws or regulations may be promulgated, which could impose new requirements or prohibitions that render our operations or our technologies non-compliant. In addition, due to uncertainties and complexities of the regulatory environment, we cannot assure you that regulators will interpret laws and regulations the same way we do, or that we will always be in full compliance with applicable laws and regulations. To remedy any violations, we may be required to modify our business models, solutions and technologies in ways that render our solutions less appealing. We may also become subject to fines or other penalties, or, if we determine that the requirements to operate in compliance are overly burdensome, we may elect to terminate potentially non-compliant operations. In each such case, our business, financial condition and results of operations may be materially and adversely affected.

Failure to maintain and enlarge our customer base or strengthen customer engagement may adversely affect our business and results of operations.

Our revenue growth depends on our ability to maintain and enlarge our customer base and strengthen customer engagement so that more of our customers, including our customers that are not our premium customers, a significant majority of which have not contributed to our revenue, will use our solutions more often and contribute to our revenue growth. Our customers may not continue to use our solutions once their existing contract expires or they may not purchase additional solutions from us. This risk is especially apparent in circumstances where it is inexpensive for them to switch service providers. Our ability to maintain and enlarge our customer base and strengthen our customer engagement will depend on many factors, some of which are out of our control, including:

•                  our ability to continually innovate our technologies to keep pace with rapid technological changes;

•                  our ability to continually innovate our solutions in response to evolving customer demands and expectations and intense market competition;

•                  our ability to customize solutions for our customers;

•                  customer satisfaction with our solutions, including any new solutions that we may develop, and the competitiveness of our pricing and payment terms;

•                  the effectiveness of our solutions in helping our customers improve efficiency, enhance service quality, and reduce costs;

•                  customers’ acceptance of our transaction-based pricing model;

•                  our ability to transition our customers from “hook products,” which we provide at low or even no charge, to products that provide us more revenue and better margins; and

•                  the success and growth of our customers, which could be affected by general-economic and market conditions, regulatory developments, etc.

As we primarily use a transaction-based model, a reduction of transactions by our customers would adversely affect our business and results of operations. For example, the recent outbreak of a novel strain of the coronavirus, or COVID-19, had a negative impact on project implementation and our customer’s usage of our solutions, and as a result, our revenue. See “—We face risks related to natural disasters, health epidemics, civil and social disruption and other outbreaks, which could significantly disrupt our operations.”

In addition, historically, we have derived some of our customers either through acquisitions or by referrals from the Ping An Group. We may not be able to develop customers organically as rapidly or at the same pace as we have historically done through acquisitions or referrals. In addition, if we do not receive as many customer referrals from Ping An Group as we have historically, we may not be able to grow our customer base as quickly or at all.

We have relied on a limited number of key customers. In 2017, 2018 and 2019, two customers contributed to 10% or more of our total revenues for these respective periods. They were Ping An Group, and Lufax Holding Ltd. and its subsidiaries, or Lufax Group. Ping An Group is our strategic partner, our largest supplier and our related party. Lufax Group, an associate company of Ping An Group, was also our related party in our consolidated financial statements until November 29, 2017, when we ceased to be consolidated with Ping An Group. Our total sales to Ping An Group accounted for 40.5%, 37.3% and 42.7% of our total revenue and our total sales to Lufax Group accounted for 30.1%, 27.4% and 12.8% of our total revenue in 2017, 2018 and 2019, respectively. Please refer to note 5(a) to our audited consolidated financial statements included elsewhere in this annual report. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, failure to maintain and strengthen our relationships with these key customers may cause material fluctuations or declines in our revenues and have a material adverse effect on our business and results of operations.

Ping An Group is our strategic partner, our most important customer and our largest supplier. Any deterioration of our relationship with Ping An Group could have a material adverse effect on our results of operations, business and growth.

Ping An Group is our strategic partner and our most important customer and supplier. We began as the financial technology solution arm of Ping An Group. We have partnered with Ping An Group to jointly develop new technology and applications, and Ping An Group provides us support in technology and infrastructure, in particular cloud infrastructure. Ping An Group also provides us with a diverse, reliable source of real-life application scenarios to validate and prove our technology. Many of our customer insights and innovative solutions are first initiated and tested within the Ping An Group ecosystem. Our strategic partnership with Ping An Group has contributed to our growth significantly. If our relationship with Ping An Group deteriorates and we are no longer able to access Ping An Group’s technology or solutions, we will need to find alternative service providers and adjust our existing products and service offerings, which may negatively affect the quality of our solutions and will be costly and time-consuming, and in turn will have significant adverse impact on our business and results of operation.

We provided a number of services, including those for customer acquisition and management, risk management, operation and product optimization, to Ping An Group. Our revenue from Ping An Group amounted to RMB235.7 million, RMB527.6 million and RMB994.7 million (US$142.9 million) in 2017, 2018 and 2019, accounting for 40.5%, 37.3% and 42.7% of our total revenue in these respective periods. Please refer to note 5(a) to our audited consolidated financial statements included elsewhere in this annual report. If, for any reason, Ping An Group significantly reduces or ceases purchasing from or cooperating with us, our business and results of operations may be materially and adversely affected.

Ping An Group has also been our most important suppliers of technical infrastructure, technology support and maintenance. In 2017, 2018 and 2019, we purchased RMB358.1 million, RMB675.8 million and RMB758.5 million (US$109.0 million) products and services from Ping An Group, respectively, accounting for 23.9%, 27.6% and 19.4% of our total cost of revenue and operating expenses in these respective periods. Our relationship with Ping An Group may be affected if Ping An Group reduces its beneficial ownership in us. For instance, in July 2019, we entered into a long-term agreement, or the Strategic Cooperation Agreement, with Ping An Group, which is effective for a term of ten years upon completion of our initial public offering, subject to Ping An Group continuing to beneficially own at least 30% of our shares.

Ping An Group is also our principal shareholder. The total ordinary shares beneficially owned by Ping An Group, through both Bo Yu and Ping An Overseas, was 36.3% of our ordinary shares as of March 31, 2020. Furthermore, each shareholder of Yi Chuan Jin Limited, one of our indirect shareholders, has granted an option to Bo Yu Limited to purchase from him or her up to 100% of his or her shares in Yi Chuan Jin Limited. Yi Chuan Jin Limited holds 39.9% of the shares of Sen Rong Limited, which in turn, is our direct shareholder and beneficially owns 501,300,000, or 45.2% of our ordinary shares as of March 31, 2020. Please refer to note (1) and note (2) to the beneficial ownership table in the “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” section included in this annual report for more information. Ping An Group is a public company listed on the Stock Exchange of Hong Kong and the Shanghai Stock Exchange. When exercising its rights as our shareholder, Ping An Group may take into account not only the interests of our company and our other shareholders but also its own interests, the interests of its shareholders and the interests of its other affiliates. The interests of our company and our other shareholders may conflict with the interests of Ping An Group and its shareholders and other affiliates. These types of conflicts may result in our losing business opportunities, including opportunities to enter into lines of business that may directly or indirectly compete with those pursued by Ping An Group or the companies within its ecosystem.

We operate in a competitive industry. If we are unable to compete effectively, we may lose market share.

China’s financial technology services industry is highly competitive and rapidly evolving. New competitors, including affiliates of financial institutions, traditional IT companies and internet companies, are entering this market. Our primary competitors include companies affiliated with financial institutions selling new competitive solutions, such as CIB Fintech, independent technology companies that provide customized development, implementation and support services such as Hundsun Electronics and Digital China, as well as affiliates of internet companies, such as Alibaba, Tencent, JD and Baidu. Our competitors may have greater brand recognition, larger customer bases or greater financial, technological or marketing resources than we do. As a result, our competitors may be able to respond more quickly and effectively to new or changing opportunities, technologies, standards or customer requirements, and they may be able to better adapt to significant changes in regulatory and industry environments. Competition may also result in continued pricing pressures, which may lead to price reductions for our solutions, and may adversely affect our profitability and market share. In addition, we may face competition from our customers, who may develop their own solutions internally after they have gained experience and expertise through their use of our solutions. If we are unable to successfully compete in the financial technology services industry, our business, financial condition and results of operations may be materially and adversely affected.

The technologies we use may contain undetected errors, which could result in customer dissatisfaction, damage to our reputation and loss of customers.

The solutions we offer are built on huge stacks of data, so we adopt sophisticated and innovative technologies to address our operating needs, predict operating patterns and help make decisions in terms of business strategies and implementation plans. We aim to make our operations and our solutions more streamlined, automated and cost-effective by using advanced technologies including AI, blockchain, cloud and big data and the application of these technologies in our solutions is still under development. We may encounter technical obstacles, and we may discover problems that prevent our technologies from operating properly, which could adversely affect our information infrastructure and other aspects of our business where our technologies are applied. If our solutions do not function reliably or fail to achieve our customers’ or their end-customers’ expectations in terms of performance, we may lose existing customers or fail to attract new ones, which may damage our reputation and adversely affect our business.

Material performance problems, defects or errors in our existing or new software, applications and solutions may arise and may result from the interface between our solutions and systems and data that we did not develop, the function of which is beyond our control, or defects and errors that were undetected in our testing. These types of defects and errors, and any failure by us to identify and address them, could result in a loss of revenue or market share, diversion of development resources, harm to our reputation and increased service and maintenance costs. Defects or errors may discourage existing or potential customers from utilizing our solutions. Correcting these types of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors may be substantial and could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with existing or future laws and regulations related to data protection or data security could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal data worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in virtually every jurisdiction in which we operate have implemented and are considering a number of legislative and regulatory proposals concerning personal data protection.

In recent years, the PRC government has tightened the regulation of the storage, sharing, use, disclosure and protection of personal data and user data, particularly personal data obtained through individuals’ use of websites and online services. Relevant PRC laws and regulations require internet service providers and other network operators, among other things, to clearly state the authorized purpose, methods and scope of the collection and usage of personal data and obtain the consent of users for the processing of this personal data, as well as to establish user information protection systems with remedial measures. We have seen a similar trend in other jurisdictions. For example, in May 2018, a new data protection regime, the European Union’s General Data Protection Regulation, or the GDPR, became applicable; the GDPR can apply to the processing of personal data by companies outside of the European Union, including where the processing of personal data relates to the offering of goods and services to, or monitoring the behavior of, individuals in the European Union. The GDPR and data protection laws in other jurisdictions may apply to our processing of personal data in the future. The application of these laws to our business would impose on us more stringent compliance requirements with more significant penalties for non-compliance than PRC data protection laws and regulations, and our compliance with such requirements could require significant resources and result in substantial costs, which may materially and adversely affect our business, financial condition, results of operations and prospects.

We collect, process and store significant amounts of personal data concerning our customers and their end-customers, as well as personal data pertaining to our business partners and employees. Compliance with applicable personal data and data security laws and regulations is a rigorous and time-intensive process. As global data protection laws and regulations increase in number and complexity, we cannot assure you that our data protection systems will be considered sufficient under all applicable laws and regulations due to factors including the uncertainty of the interpretation and implementation of these laws and regulations. Furthermore, we cannot assure you that the end-customer information that we process for our customers and the information we receive from our third-party data partners are obtained and transmitted to us in full compliance with relevant laws and regulations. Moreover, there could be new laws, regulations or industry standards that require us to change our business practices and privacy policies, and we may also be required to put in place additional mechanisms ensuring compliance with new data protection laws, all of which may increase our costs and materially harm our business, prospects, financial condition and results of operations. Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental entities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, result in the delayed or halted processing of personal data that we need to undertake to carry on our business, as well as the forced transfer or confiscation of certain personal data.

Breach of our security measures or those of our third-party cloud computing platform provider, or other third-party service providers, may result in our data, IT systems, and services being perceived as not being secure.

Our services involve the storage and transmission of our customers and their end-customers’ proprietary and other sensitive data, including financial information and other personally identifiable information. Our security measures may be breached as a result of efforts by individuals or groups of hackers and sophisticated organizations, including by fraudulently obtaining system information from our employees or customers. Our security measures could also be compromised by employee error or malfeasance, which could result in someone obtaining unauthorized access to, or denying authorized access to, our IT systems, our customers’ data or our data, including our intellectual property and other confidential business information.

Because the techniques used to breach, obtain unauthorized access to, and sabotage IT systems change frequently, grow more complex over time, and are generally not recognized until launched against a target, we may be unable to anticipate or implement adequate measures to prevent such techniques. In addition, our internal IT systems continue to evolve, and we are often early adopters of new technologies and new ways of sharing data and communicating internally and with partners and customers, which increases the complexity of our IT systems. In addition, our customers may authorize third-party technology providers to access their customer data, and some of our customers may not have adequate security measures to protect their data that is stored on our servers. Because we do not control our customers or third-party technology providers, or the processing of such data by third-party technology providers, we cannot ensure the integrity or security of such transmissions or processing. Malicious third parties may also conduct attacks designed to temporarily deny customers access to our services.

A security breach could expose us to a risk of loss or inappropriate use of proprietary and sensitive data, or the denial of access to this data. A security breach could also result in a loss of confidence in the security of our services, damage our reputation, negatively impact our future sales, disrupt our business and lead to legal liability. Finally, the detection, prevention and remediation of known or potential security vulnerabilities, including those arising from third-party hardware or software, may result in additional direct and indirect costs, for example, we may be required to purchase additional infrastructure or our remediation efforts may degrade the performance of our solutions.

In the event of a system outage and physical data loss, the performance of our platform, services and solutions would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform, services and solutions and the technology infrastructure that underlies them are critical to our operations and reputation and our ability to retain and attract customers. Our offering platform is integrated with Ping An Financial Cloud. Our operation depends on its ability to protect our system against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or other attempts to harm their systems, including criminal acts and similar events. If there is a lapse in service or damage to Ping An Financial Cloud, we could experience interruptions and delays in our service and may incur additional expenses in arranging new facilities.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our patents, copyrights, trademarks, trade secrets, and other intellectual property as critical to our business. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. We rely on a combination of intellectual property laws and contractual arrangements to protect our proprietary rights. It is often difficult to register, maintain, and enforce intellectual property rights in countries or regions with less developed regulatory regimes or inconsistent and unreliable enforcement mechanisms. Sometimes laws and regulations are subject to interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. In addition, our contractual agreements may be breached by our counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China and other jurisdictions in which we operate. Detecting and preventing any unauthorized use of our intellectual property is difficult and costly, and the steps we have taken may be inadequate to prevent infringement or misappropriation of our intellectual property. If we resort to litigation to enforce or protect our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors, and we would have no right to prevent others’ use of them.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or would not infringe upon or otherwise violate patents, copyrights, trademarks or other intellectual property rights held by third parties. We in the future may be subject to penalties, legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our solutions, services or other aspects of our business. There could also be intellectual properties that we are not aware of that our solutions or services may inadvertently infringe. As of December 31, 2019, we had submitted 2,945 patent applications in China and 765 in other countries or regions, most of which are pending approval. There can be no assurance that our patent or other intellectual property applications will be approved, that any issued patents or other intellectual property rights would adequately protect our intellectual property, or that such patents or other intellectual properties would not be challenged by third parties or found by competent authority to be invalid or unenforceable.

There can be no assurance that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce these patents against us in China or any other jurisdictions. Furthermore, the application and interpretation of PRC patent laws and the procedures and standards for granting patents in the PRC are still evolving and are uncertain, and there can be no assurance that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question, which may materially and adversely affect our business, financial condition and results of operations.

Registering, managing and enforcing intellectual property rights in the PRC is often difficult. Statutory laws and regulations may not be applied consistently due to the lack of clear interpretation guidance. We have filed registration applications for certain trademarks that we use in our operations, including the logo for our website and mobile apps. However, third parties may file applications to register the same or similar trademarks that we are applying for. In addition, third parties may object our registration applications, and the relevant trademark authority may not rule in our favor in such disputes. If our applications are rejected by the relevant trademark authority, we may be prohibited from using those trademarks, including the logo for our website and mobile apps in our business operations and we may need to change the logo of our website and mobile apps, which may have an adverse effect on our business and operations.

We face risks of defaults by borrowers under the loans for which we provided credit enhancement under our legacy credit management business.

Before the end of January 2018, to test our credit model in real world conditions, we provided credit enhancement to our customers to facilitate their lending transactions by agreeing to purchase non-performing loans of their borrowers who satisfied certain risk management criteria. These loans generally have terms of up to three years. We ceased offering credit enhancement for any new lending transactions of our customers at the end of January 2018. However, the outstanding balance of these legacy loans could still expose us to significant credit risks. As of December 31, 2018 and December 31, 2019, our maximum guarantee exposure, which represents our total amount of liability if all borrowers under the loans for which we provided credit enhancement were to default, was RMB1,348.6 million and RMB467.2 million (US$67.1 million), respectively. If there are substantial defaults of these legacy loans, our result of operations and financial condition could be materially and adversely affected.

We rely on third parties for various aspects of our business and the solutions that we offer. Our business, results of operation, financial condition and reputation may be materially and adversely affected if these third parties do not continue to maintain or expand their relationship with us, or if they fail to perform in accordance with the terms of our contracts.

We rely on third parties for various aspects of our business and the solutions we offer. For example, we rely on computer hardware, software, and cloud services, internet and telecommunication services, and third-party-supplied data.

We expect to continue to rely on these third parties to supplement our capabilities for a significant period of time if not indefinitely. Therefore, in order to conduct our business, we need all of these parties to function in a flawless and timely manner. However, we cannot assure you that these third parties will provide their support properly or in a cost-effective manner or the third party-supplied data we rely on will be complete, accurate or reliable. In the event of problems with any of these third party providers, transitioning to a new provider may disrupt our business and increase our cost. In addition, we cannot assure you that we would be able to find suitable replacement suppliers on commercially reasonable terms or timely basis.

If any of our third party service providers fails to perform properly, we cannot assure you that we will be able to find a suitable alternative in a timely and cost-effective manner or at all. Our third party service providers may carry out their business in an inappropriate manner or in violation of regulations or laws. Any of such occurrences could diminish our ability to operate or damage our business reputation, or cause us regulatory or financial harm, any of which could negatively affect our business, financial condition and results of operations.

Our implementation cycles can be lengthy and variable, and could use up significant resources prior to generating revenue.

The implementation and testing of our solutions by our customers typically lasts from one to four months or longer, and unexpected implementation delays and difficulties can occur. Implementing our solutions typically requires us to integrate our solutions with our customers’ and third-parties’ systems. This can be complex, time consuming and expensive for our customers and can result in delays in implementing and deploying our solutions. Failures to meet our customers’ expectations for implementing our products could damage our relationships with customers or even result in a loss of customers. The consequences of these types of failures could include us having to grant monetary credits for current or future service engagements, reduced fees for additional product sales, or a customer’s refusal to pay their contractually-obligated license, maintenance or service fees. In addition, time-consuming implementations may also increase the quantity of staff we must allocate to each customer, thereby increasing our costs and adversely affecting our business, results of operations and financial condition.

Our inability to use software licensed from third parties, including open source software, could negatively affect our ability to sell our solutions and subject us to possible litigation.

Our technology platform incorporates software licensed from third parties, including open-source software, which we use without charge. Although we monitor our use of open-source software, the terms of many open-source licenses that we are subject to have not been interpreted by courts, and there is a risk that these licenses could be construed to impose unanticipated conditions or restrictions on our ability to provide our solutions. In addition, the terms of open-source software licenses may require us to provide software that we develop to others on unfavorable license terms. For example, certain open-source licenses may require us to offer the components of our platform that incorporate open source software for free, to make source code for modifications or derivative works available to others, and to license such modifications or derivative works under the terms of the particular open-source license.

In addition, we could be required to seek licenses from third parties in order to continue offering our solutions, and these types of licenses may not be available on terms that are acceptable to us, or at all. Alternatively, we may need to re-engineer our solutions or discontinue using certain functionalities of our solutions. Our inability to use third-party software could result in disruptions to our business, or delays in developing future offerings or enhancements of our existing solutions, which could materially and adversely affect our business and results of operations.

If we are unable to protect or promote our brand and reputation, our business may be materially and adversely affected.

Our brand names and reputation are subject to a variety of factors that are beyond our control. For example, customer complaints about our service and negative publicity about our industry could diminish consumer confidence in our solutions. Failure to protect our customers’ privacy or effectively adopt security measures could have the same effect. However, measures we may take from time to time to combat risks of fraud and breaches of privacy and security can damage relations with our customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities. If we cannot handle customer complaints effectively or balance different customers’ needs appropriately, our reputation may suffer, and we may lose our customers’ confidence. Furthermore, we may be subject to claims seeking to hold us liable for inaccurate or false information. Any claims, regardless of merit, may force us to participate in costly time-consuming litigation or investigations, divert significant management and staff attention, and damage our reputation and brand. In addition, our reputation may be undermined if our customers, who are primarily financial institutions, violate laws and regulations such as financial supervision regulations and anti-money laundering laws, when using our solutions. Any significant damage to our reputation, or to the perceived quality or awareness of our brand or solutions, or any significant failure by us to promote and protect our brand and reputation, could make it more difficult for us to maintain a good relationship with our customers, promote our services or retain qualified personnel, any of which may have a material adverse effect on our business.

Our efforts to build our brand have caused us to incur expenses, and our future marketing efforts will require us to incur additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring additional expenses, our results of operations and financial condition would be adversely affected, and our ability to grow our business may be impaired.

In addition, the use of the “Ping An” brand by members of Ping An Group may expose us to reputational risks if these entities take actions that damage the “Ping An” brand, and, given our partnership with Ping An Group, any negative development in Ping An Group’s market position, reputation or brand recognition may materially and adversely affect our brand image, reputation and market value.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

We may require additional cash resources due to operating losses or the growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing is subject to uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity in the international capital and lending markets, and PRC governmental regulations over foreign investment and our industry. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that any financing we need would be available in a timely manner or in amounts or on terms favorable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity and have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders. These newly issued securities may have rights, preferences or privileges senior to those of our existing shareholders.

Disruptions in the financial markets and economic conditions could adversely affect our financial institution customers.

Changes in the condition of China’s economy generally affect the demand and supply of financial products, which in turn will affect demand for the solutions we provide. For example, a credit crisis, or prolonged downturn in the credit markets could severely affect our operating environment by, for example, causing a tightening in credit guidelines, limited liquidity, deterioration in credit performance or increased foreclosures. Since we predominantly generate our revenues from transaction-based fees, a decrease in transaction volumes could cause a material decline in our revenues for the duration of such crisis.

Global economies could suffer dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, extreme volatility in security prices, diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. In past economic downturns, governments have taken unprecedented actions to address and rectify these extreme market and economic conditions, including by providing liquidity and stability to the financial markets. If these actions are not successful, the return of adverse economic conditions may significantly affect the businesses of our customers, which could in turn negatively affect our revenues.

In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by central banks and financial authorities in some of the world’s leading economies, including the European Union, the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and escalations in the trade tensions between the United States and China. Starting from 2018, changes in U.S. trade policies have occurred, including the imposition of tariffs; these types of developments, including a potential trade war, could have a material adverse impact on the Chinese economy. In addition, the United Kingdom held a referendum on June 23, 2016 on its membership in the European Union, in which a majority of voters in the United Kingdom voted to exit the European Union (commonly referred to as “Brexit”). On January 31, 2020, the United Kingdom ceased to be a member of the European Union. The effects of Brexit remains uncertain. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets. Furthermore, protests in Hong Kong since June 2019, political instability in the Korean Peninsula, a slump in commodity prices, uncertainty over interest rates in the United States and the outbreak of novel coronavirus have also resulted in instability and volatility in the capital markets. More recently, the stock markets around the world have experienced extreme volatility, in reaction to the COVID-19 outbreak and governments’ responses thereto, including the recent rate reductions by the Federal Reserve. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Our performance depends on key management and personnel, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our management and key personnel, especially our technology talent. If we lose the services of any member of management or other key personnel, we may not be able to locate suitable or qualified replacements, and we may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth, therefore materially and adversely affecting our business, financial condition, results of operations and prospects. Furthermore, disputes with management and key personnel may affect our reputation and divert management’s attention and disrupt our business. In addition, although we have entered into confidentiality and noncompetition agreements with our management and key technology personnel, there is no assurance that any member of our management team and technology personnel will not join our competitors or form a competing business. If any dispute arises between our current or former personnel and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China, and we may not be able to enforce them at all.

The wide range and diversity of the solutions we provide may require us to hire and retain a wide range of experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels, including blockchain experts for our blockchain team, as we expand our business and operations. Competition for talent in China’s financial technology industry is intense, and the availability of suitable and qualified candidates is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. In addition, even if we were to offer higher compensation and other benefits, there can be no assurance that these individuals would choose to join, or continue working for, us.

We may not be able to identify or pursue suitable acquisition or expansion opportunities or achieve optimal results in future acquisitions or expansions, and we may encounter difficulties in successfully integrating and developing acquired assets or businesses.

To further grow our businesses and increase our competitiveness and profitability, we intend to continue expanding our financial technology services in new application scenarios both inside and outside of China. We have been actively looking for acquisition or expansion opportunities that may be beneficial to us. Over the past few years, we have entered into negotiations relating to certain companies in which we were interested in acquiring a stake. For example, we acquired Beijing Vantage Point Technology Co., Ltd., or Vantage Point Technology, a company providing asset liability management solutions, in July 2018. In June 2019, we acquired Beijing BER Technology Company Ltd., or Beijing BER, a service provider specialized in scenario-based financial platform establishment and operation. In addition, in August 2019, we acquired View Foundation, which, through, Shenzhen CA, provides digital certification and related services and solutions. We will continue to seek opportunities for acquisition and expansion. Acquisitions or expansions may not be successfully completed and we may not be able to find or consummate suitable acquisition or expansion alternatives. If we successfully complete any acquisition or expansion, we may raise financing, either in the capital markets or in the form of bank financing, to cover all or part of the purchase price, which will lead to changes to our capital structure and may restrict us in other ways. In addition, to the extent we fund these business initiatives through the issuance of equity or convertible debt securities, the ownership interest of our shareholders could be diluted.

We have acquired and may in the future acquire other businesses or companies with advanced financial technologies, leading financial technology products, valuable intellectual products or other businesses or assets with capabilities and strategies that we believe are complementary to and are likely to enhance our businesses. However, there can be no assurance that we will be able to identify attractive acquisition targets, negotiate favorable terms, obtain necessary government approvals or permits, complete necessary registrations or filings, or obtain necessary funding to complete these acquisitions on commercially acceptable terms or at all.

Acquisitions and expansions involve numerous risks, including potential difficulties in retaining and assimilating personnel, risks and difficulties associated with integrating the operations and culture of acquired businesses, diversions of management attention and other resources, lack of experience and industry and market knowledge of the new businesses, risks and difficulties associated with complying with laws and regulations related to the acquisitions and acquired businesses, and failure to properly identify problems with acquisition targets through the due diligence process. In addition, acquisitions and expansions may significantly stretch our capital, personnel and management resources and, as a result, we may fail to manage our growth effectively. Any new acquisition or expansion plans may also result in our inheritance of debts and other liabilities, assumption of potential legal liabilities in respect of the new businesses, and incurrence of impairment charges related to goodwill and other intangible assets, any of which could harm our businesses, financial condition and results of operations. In particular, if any new businesses we acquire fail to perform as we expected, we may be required to recognize a significant impairment charge, which could materially and adversely affect our business, financial condition and results of operations. There may also be established players in these sectors and markets that enjoy significant market share, and it may be difficult for us to win market share from them. Furthermore, some of the overseas markets that we target may have high barriers of entry for foreign players. There can be no assurance that our acquisition or expansion plans will be successful.

As a result, there can be no assurance that we will be able to realize the strategy behind an acquisition or expansion plan, reach the desired level of operational integration or achieve our investment return targets.

Our international expansion is subject to various risk.

We primarily operate in China, but have been pursuing and will continue to pursue international expansion strategies, initially primarily in Northern and Southeast Asia. International expansion may expose us to additional risks, including:

•                  Changing global environment, including changes in U.S. and international trade policies;

•                  Challenges associated with relying on local partners in markets that are not as familiar to us, including joint venture partners to help us establish our business;

•                  Difficulties managing operations in new regions, including complying with the various regulatory and legal requirements;

•                  Different approval or licensing requirements;

•                  Recruiting sufficient suitable personnel in new markets;

•                  Challenges in providing services and solutions as well as support in these new markets;

•                  Challenges in attracting business partners and customers;

•                  Potential adverse tax consequences;

•                  Foreign exchange losses;

•                  Limited protection for intellectual property rights;

•                  Inability to effectively enforce contractual or legal rights; and

•                  Local political, regulatory and economic instability or wars, civil unrest and terrorist incidents.

If we are unable to effectively avoid or mitigate these risks, our ability to expand our business internationally will be affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our quarterly results may fluctuate significantly and be unpredictable and may not fully reflect the underlying performance of our business.

We have experienced some revenue fluctuation on a quarterly basis in the past, and expect to experience similar trends going forward. In general, our third and fourth quarters are the stronger quarters in any given year. This is primarily due to our business model, as we primarily charge our financial institution customers based on the transaction volume generated on our platform or their other usage of it. Our financial institution customers tend to have higher spending with us in the second half of the year as a result of their annual budget cycles. In addition, customer transactions at financial institutions tend to peak in the fourth quarter, which in turn has positive impact on our revenue. Furthermore, our quarterly results of operations, including the levels of our revenues, expenses, net loss or income and other key metrics, may vary significantly due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, while our rapid growth may obscure these types of fluctuations, our results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs.

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Neither we nor our independent registered public accounting firm has undertaken a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses, significant deficiencies and other control deficiencies in our internal control over financial reporting. We believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, material weaknesses, significant deficiencies and other control deficiencies may have been identified. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We, our directors, management and employees may be subject to litigation and regulatory investigations and proceedings, and any of their misconduct may have a material adverse effect on our business, results of operations, financial condition and prospects and harm our reputation.

We may be subject to claims and lawsuits in the ordinary course of our business. In addition, we may be subject to inquiries, inspections, investigations and proceedings by relevant regulatory and other governmental agencies. Actions brought against us may result in settlements, injunctions, fines, penalties or other results adverse to us that could harm our business, financial condition, results of operations and reputation. Any action against us, even those without merit and even if we are successful in defending ourselves against them, may cause us to incur significant costs, and could place a strain on our financial resources, divert the attention of management from our core business and harm our reputation. A significant judgment or regulatory action against us or a material disruption in our business arising from adverse adjudications in proceedings against our directors, officers or employees would have a material adverse effect on our liquidity, business, financial condition, results of operations, reputation and prospects.

As a publicly listed company, we may face additional exposure to claims and lawsuits. These claims could divert management’s time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims, which could harm our reputation, business, financial condition and results of operations.

We have adopted a Code of Business Conduct and Ethics designed to deter wrongdoing, to promote honest and ethical conduct and to ensure the accuracy of financials and other public communications made by us, and the compliance with applicable governmental laws, rules and regulations. We conduct regular internal compliance training and have provided channel to report and investigate any suspected violations. However, we cannot assure you that all our employees will strictly abide by our rules and policies, or that we can effectively and timely deter, detect and remedy all misconduct. Any gross misconduct by our directors, officers and employees, including, but not limited to those in relation to commercial, labor, employment, financial, operational, accounting, auditing or securities matters may have a material adverse impact on our business, financial condition and results of operations, and harm our reputation.

Unexpected network interruptions, security breaches or computer virus attacks and failures in our information technology systems could have a material adverse effect on our business, financial condition and results of operations.

Our information technology systems support all phases of our operations and are an essential part of our technology infrastructure, and the robust reliability of our platform is one of our competitive strengths that we rely on to attract and retain customers. If our systems fail to perform, we could experience disruptions in operations, slower response times or decreased customer satisfaction. We must process, record and monitor a large number of transactions, and our operations are highly dependent on the integrity of our technology systems and our ability to make timely enhancements and additions to our systems. System interruptions, errors or downtime can result from a variety of causes, including unexpected interruptions to the internet infrastructure, technological failures, changes to our systems, changes in customer usage patterns, linkages with third-party systems and power failures. Our systems are also vulnerable to disruptions from human error, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, denial of service attacks, computer viruses or cyber attacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, events impacting our key business partners and vendors, and other similar events.

While we have in the past experienced network interruptions, which did not have a material adverse impact on us, our internet-based business depends on the performance and reliability of the internet infrastructure. We cannot assure you that the internet infrastructure we depend on will remain sufficiently reliable for our needs. Any failure to maintain the performance, reliability, security or availability of our network infrastructure may cause significant damage to our ability to attract and retain customers. Major risks involving our network infrastructure include:

•                  breakdowns or system failures resulting in a prolonged shutdown of our servers;

•                  disruption or failure in the national backbone networks in China and the other markets where we operate, which would make it impossible for customers to access our solutions;

•                  damage from natural disasters or other catastrophic events such as typhoons, volcanic eruptions, earthquakes, floods, telecommunications failures, or other similar events; and

•                  any infection by or spread of computer viruses or other system failures.

Any network interruption or inadequacy that causes interruptions in the availability of our platform or deterioration in the quality of access to our solutions could reduce customer satisfaction and result in a reduction in the activity level of our customers. Furthermore, increases in the volume of traffic on our platform could strain the capacity of our existing computer systems and bandwidth, which could lead to slower response times or system failures. This could cause a disruption or suspension in our service delivery, which could hurt our brand and reputation. We may need to incur additional costs to upgrade our technology infrastructure and computer systems in order to accommodate increased demand if we anticipate that our systems cannot handle higher volumes of traffic and transaction in the future. In addition, it could take an extended period of time to restore full functionality to our technology or other operating systems in the event of an unforeseen occurrence, which could affect our ability to deliver our solutions. There can be no assurance that we will not suffer unexpected losses, reputational damage or regulatory actions due to technology or other operational failures or errors, including those of our vendors or other third parties.

Increases in labor costs in China may adversely affect our business and results of operations.

The economy in China has experienced increases in labor costs in recent years. As a result, average wages in China are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

We may not have sufficient insurance coverage to cover our business risks.

We maintain insurance to cover our potential exposure for a number of claims and losses. However, our insurance coverage may be inadequate or unavailable to protect us fully, and we may not be able to acquire any coverage for certain types of risks such as business liability or service disruptions, and our coverage may not be adequate to compensate us for all losses that may occur, particularly with respect to loss of business or operations. For example, we do not maintain business interruption insurance. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. There can be no assurance that our insurance coverage will be sufficient to prevent us from any loss or that we will be able to successfully claim our losses on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the amount of compensation we receive is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We face risks related to natural disasters, health epidemics, civil and social disruption and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power losses, telecommunications failures, break-ins, wars, riots, terrorist attacks, strikes, civil or social disruption (including protests in Hong Kong since June 2019) or similar events may give rise to server or service interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affect our ability to provide our solutions.

Our business could also be adversely affected by the effects of Ebola virus disease, Zika virus disease, various forms of influenza, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Since December 2019, COVID-19 has become widespread in China and many other countries. On January 27, 2020, a decision was made by the Chinese central government to extend the Lunar New Year holiday and local governments in China also issued temporary measures to limit large gatherings and impose traffic restrictions to contain the outbreak of COVID-19. Our operations have been affected by delays in project implementation, client interactions and general uncertainties surrounding the effective and timely constraint of the COVID-19. These had a negative impact on our customer’s usage of our solutions, and as a result, our revenue. While we have been proactively working with existing and new customers to assist their shift to cloud-based solutions amid the interruptions, we cannot assure you these initiatives and efforts will successfully mitigate the impact. In addition, our business operations could be disrupted if any of our employees is suspected of having these or any other epidemic disease, since it could require our employees to be quarantined and/or our offices to be disinfected. The outbreak of COVID-19 and the resulting widespread health crisis has also adversely affected the economies and financial markets, which could result in an economic downturn that could affect the demand for our products and future revenue and operating results. While the pandemic in China has begun to show signs of stabilizing, the outlook remains fluid elsewhere, and the impact on the global economy is hard to predict and full implications from the COVID-19 on our results are still uncertain at this point. The extent to which this outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of this outbreak and future actions, if any, to contain this outbreak or treat its impact, among others. We are closely monitoring it and its impact on us.

Our business, results of operations, financial conditions and prospects could also be adversely affected to the extent that any natural disasters, health epidemics, civil and social disruption and other outbreaks harm the Chinese economy in general.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these laws or regulations or their interpretations change, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interest in a value-added telecommunication service provider (subject to certain exceptions relating to certain businesses, including e-commerce businesses domestic multi-party communication service businesses, and data collection and transmission service businesses), and any such major foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version) promulgated in 2019, or the 2019 Negative List, the Administrative Rules on Foreign-Invested Telecommunication Enterprises newly amended in 2016, and other applicable laws and regulations.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and OneConnect Technology Services Co., Ltd. (Shenzhen), or Shenzhen OneConnect Technology, and Zhang Tong Shun, our PRC subsidiaries, are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct substantially all of our business in the PRC through Shenzhen OneConnect and Shenzhen CA, our VIEs, and their respective subsidiaries, based on contractual arrangements entered into among Shenzhen OneConnect Technology or Zhang Tong Shun, the VIEs, their respective shareholders and subsidiaries.

We believe that our corporate structure and contractual arrangements enable us to: (i) be the exclusive provider of business support, technical and consulting services in exchange for a fee; (ii) receive the relevant economic benefits and bear the relevant risks in relation to the business operation of our VIEs; (iii) have an irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from the relevant registered shareholders all or any part of their equity interest in our VIEs at any time and from time to time in our absolute discretion to the extent permitted by PRC laws; (iv) have an irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from our VIEs, all or any part of their assets at any time and from time to time in our absolute discretion to the extent permitted by PRC laws and the contractual arrangements; (v) appoint us, any directors authorized by us (except the shareholders of our VIEs) or his/her successors, or a liquidator replacing the director as our exclusive agent and attorney to act on our behalf on all matters concerning our VIEs and to exercise all of the rights as a registered shareholder of our VIEs in accordance with PRC laws and the articles of our VIEs; and (vi) pledge as first charge the relevant equity interest in our VIEs to us as collateral security for any and all of the guaranteed debt under the contractual arrangements and to secure performance of the obligations under the contractual arrangements. The contractual arrangements allow the results of operations and assets and liabilities of our VIEs and their subsidiaries to be consolidated into our results of operations and assets and liabilities under IFRS as if they were subsidiaries of our Group.

Our PRC counsel, Haiwen & Partners, is of the opinion that (i) the ownership structure of Shenzhen OneConnect Technology or Zhang Tong Shun and our VIEs does not violate applicable PRC laws and regulations currently in effect, and (ii) except for (a) certain clauses regarding the remedies or reliefs that may be awarded by an arbitration tribunal and the power of courts to grant interim remedies in support of the arbitration and liquidation arrangements of our VIEs, their respective subsidiaries and/or shareholders, and (b) the circumstance where, in respect of the contractual arrangements binding Shenzhen CA, the minority shareholders of Shenzhen CA which are not parties to the contractual arrangements may not have the requisite power and authority to execute, deliver or perform the written confirmation in relation to the contractual arrangements binding Shenzhen CA or may not obey such confirmation, the contractual arrangements are valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect. However, there can be no assurance that the PRC government authorities will take a view that is not contrary to or otherwise different from the opinion of our PRC counsel stated above. There is also the possibility that the PRC government authorities may adopt new laws, regulations and interpretations that may invalidate the contractual arrangements. If the PRC government determines that we are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the PRC Ministry of Commerce, or MOFCOM, the PRC Ministry of Industry and Information Technology, or the MIIT, and the State Cryptography Administration, or the SCA, would have broad discretion in dealing with such violations or failures, including, but not limited to:

•                  revoking our business and operating licenses;

•                  discontinuing or restricting our operations;

•                  imposing fines or confiscating any of our income that they deem to have been obtained through illegal operations;

•                  imposing conditions or requirements with which we or Shenzhen OneConnect Technology or Zhang Tong Shun and our VIEs, may not be able to comply;

•                  requiring us or Shenzhen OneConnect Technology or Zhang Tong Shun and our VIEs to restructure the relevant ownership structure or operations;

•                  restricting or prohibiting our use of the proceeds from our initial public offering or other of our financing activities to finance the business and operations of our VIEs and their subsidiaries; or

•                  taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations. In addition, if the PRC governmental authorities find our legal structure and contractual arrangements to be in violation of PRC laws and regulations, it is unclear what impact these actions would have on us and on our ability to consolidate the financial results of our VIEs and their subsidiaries in our consolidated financial statements. If any of these penalties results in our inability to direct the activities of our VIEs and their subsidiaries and such a penalty significantly impacts their economic performance and/or our failure to receive economic benefits from our VIEs and their subsidiaries, we may not be able to consolidate our VIEs and their subsidiaries into our consolidated financial statements in accordance with IFRS.

Our contractual arrangements with our VIEs and their respective shareholders may not be as effective in providing operational control or enabling us to derive economic benefits as a direct ownership of a controlling equity interest would be.

We have relied and expect to continue to rely on contractual arrangements with our VIEs, their shareholders and subsidiaries to operate our business activities. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs and their subsidiaries. For example, our VIEs, their respective subsidiaries or shareholders may fail to fulfil their contractual obligations with us or take other actions that are detrimental to our interests.

If we had direct ownership of our VIEs, we would be able to exercise our rights as shareholders to effect changes in their board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs, their respective subsidiaries and shareholders of their obligations under the contractual arrangements to exercise control over our VIEs and their subsidiaries. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. These risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our VIEs, their respective subsidiaries and shareholders. If any of these shareholders is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties in the PRC legal system. If we are unable to enforce the contractual arrangements or we experience significant delays or other obstacles in the process of enforcing the contractual arrangements, we may not be able to exert effective control over the VIEs and may lose control over their assets. Therefore, our contractual arrangements with our VIEs, their respective subsidiaries and shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

We may lose the ability to use and enjoy assets held by our VIEs that are critical to the operation of our business if our VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Our VIEs hold certain assets that are critical to the operation of our business. Under the contractual arrangements entered into by Shenzhen OneConnect Technology or Zhang Tong Shun, our VIEs, their respective subsidiaries and shareholders, our VIEs may not and their respective shareholders may not cause it to, sell, transfer, pledge or dispose of in any other manner the legal or beneficial interest in the VIEs. They also may not allow any encumbrance of security interest over such equity interest, except for the equity pledge agreement in the contractual arrangements, without Shenzhen OneConnect Technology’s or Zhang Tong Shun’s written consent. However, if the shareholders of our VIEs or their subsidiaries breach the contractual arrangements and voluntarily liquidate the VIEs or their subsidiaries, or if our VIEs or their subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if our VIEs or their subsidiaries undergo an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

Any failure by our VIEs, their respective subsidiaries or shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Under the contractual arrangements entered into by Shenzhen OneConnect Technology or Zhang Tong Shun, our VIEs, their respective subsidiaries and shareholders, these shareholders covenanted that they will not request our VIEs to distribute profit or dividends, raise shareholders’ resolution to make such a distribution or vote in favor of any such relevant shareholders’ resolution without Shenzhen OneConnect Technology’s or Zhang Tong Shun’s prior written consent. If these shareholders receive any income, profit distribution or dividend, except as otherwise determined by us, they must promptly transfer or pay such income, profit distribution or dividend to us or any other person designated by us as service fees to the extent permitted under applicable PRC laws. If the shareholders of our VIEs breach the relevant covenants, we may need to resort to legal proceedings to enforce the terms of the contractual arrangements. Any such legal proceedings may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such legal proceedings is uncertain.

The ultimate beneficial shareholders of our VIEs may have conflicts of interest with us, which may materially and adversely affect our business.

The equity interest in our VIEs is ultimately beneficially held by certain of our directors, indirect shareholders, employees of these indirect shareholders and other individuals. However, these ultimate beneficial shareholders may have potential conflicts of interest with us. They may breach, or cause our VIEs to breach, the contractual arrangements. We cannot assure you that when conflicts arise, the ultimate beneficial shareholders of our VIEs will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We conduct our business operations in the PRC through our VIEs and their subsidiaries by way of our contractual arrangements, but certain of the terms of our contractual arrangements may not be enforceable under PRC laws.

All the agreements that constitute our contractual arrangements with our VIEs, their respective subsidiaries and shareholders are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC laws, and disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions and uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. If we are unable to enforce the contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing them, it would be very difficult to exert effective control over our VIEs and their subsidiaries, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected.

The contractual arrangements contain provisions to the effect that the arbitral body specified in them may award remedies over the equity interest, assets or properties of our VIEs, their subsidiaries, and/or shareholders; provide compulsory relief (for example, for the conduct of business or to compel the transfer of assets); or order the winding-up of our VIEs, their subsidiaries, and/or shareholders. These agreements also contain provisions to the effect that courts of competent jurisdiction are empowered to grant interim relief to a party when requested, for the purpose of preserving the assets and properties, or grant enforcement measures, subject to the requirements under PRC laws. However, under PRC laws, these terms may not be enforceable. Under PRC laws, an arbitral body does not have the power to grant injunctive relief or to issue a provisional or final liquidation order for the purpose of protecting the assets of or equity interest in our VIEs in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as the United States and the Cayman Islands may not be recognizable or enforceable in the PRC. PRC laws may allow the arbitral body to grant an award of transfer of assets of or equity interests in our VIEs in favor of an aggrieved party.

Furthermore, the contractual arrangements provide that (i) in the event of a mandatory liquidation required by PRC laws, our VIEs will sell all of their assets to the extent permitted by PRC law to Shenzhen OneConnect Technology or Zhang Tong Shun, respectively, or the entity designated by them, at the lowest price permitted under applicable PRC laws; and (ii) our VIEs or their respective shareholders will pay to Shenzhen OneConnect Technology or Zhang Tong Shun, or the entity designated by them any payments they receive from such transaction, and any profits arising from such a transaction shall be paid to Shenzhen OneConnect Technology or Zhang Tong Shun, or the entity designated by them in satisfaction of the service fees under the exclusive business cooperation agreements. These provisions may not be enforceable under PRC laws in the event of a mandatory liquidation required by PRC laws or bankruptcy liquidation.

Therefore, in the event of a breach of any agreements constituting the contractual arrangements by the VIEs, their respective subsidiaries and/or shareholders, we may not be able to exert effective control over our VIEs due to the inability to enforce the contractual arrangements, which could materially and adversely affect our ability to conduct our business.

In addition, Shenzhen Zhengxin E-commerce Co., Ltd. and Shenzhen Digital Certificates Certification Center Co., Ltd., or the Shenzhen CA Minority Shareholders, which collectively hold 1.09% equity interest in Shenzhen CA, are not parties to the contractual arrangements with Zhang Tong Shun. Although the Shenzhen CA Minority Shareholders have confirmed in writing that they have given consent to the contractual arrangements binding Shenzhen CA and have undertaken that they would take all necessary actions to facilitate the enforcement of the contractual arrangements, there can be no assurance that the Shenzhen CA Minority Shareholders, as the state controlled companies, have all requisite power and authority to make such confirmation or consent or they will be able to perform their obligations under such confirmation. If the relevant authority deems the confirmation or consent invalid or challenges the enforceability of such confirmation or consent, or if the Shenzhen CA Minority Shareholders fail to obtain all requisite power and authority or fail to perform their obligations, we may not be able to enforce the contractual arrangements, which could adversely affect our ability to conduct our business.

If we exercise the option to acquire equity interest and assets of the VIEs, this equity interest or asset transfer may subject us to certain limitations and substantial costs.

Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, promulgated by the State Council in December 2001, as amended in February 2016, foreign investors are not allowed to hold more than 50% of the equity interest of any company providing value-added telecommunications services. In addition, the main foreign investor who invests in a value-added telecommunications business in the PRC must have prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas, or the Qualification Requirements. Currently no applicable PRC laws or regulations provides clear guidance or interpretation on these requirements. Although we have taken measures to meet the Qualification Requirements, we still face the risk of not satisfying the requirement promptly. If PRC laws change to allow foreign investors to invest in value-added telecommunications enterprises in the PRC, we may be unable to unwind our contractual arrangements with Shenzhen OneConnect, its subsidiaries and shareholders before we are able to comply with the Qualification Requirements and other requirements, or if we attempt to unwind the contractual arrangements before we are able to comply with the Qualification Requirements, we may be ineligible to operate our value-added telecommunication enterprises and may be forced to suspend their operations, which could materially and adversely affect our business, financial condition and results of operations.

Pursuant to the contractual arrangements, Shenzhen OneConnect Technology, Zhang Tong Shun, or their designated person(s) has the irrevocable and exclusive right to purchase all or any part of the relevant equity interest in our VIEs from our VIEs’ shareholders at any time and from time to time in their absolute discretion to the extent permitted by PRC laws. The consideration Shenzhen OneConnect Technology or Zhang Tong Shun pays for such purchases will be the higher of a nominal price and the lowest price as permitted under applicable PRC laws.

This equity transfer may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as MOFCOM, the MIIT, the SCA, the State Administration for Market Regulation, or the SAMR, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. The equity transfer price to be received by our VIEs under the contractual arrangements may also be subject to enterprise income tax, and these amounts could be substantial.

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may affect the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the Foreign Investment Law was formally passed by the thirteenth National People’s Congress and it became effective on January 1, 2020. The Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign-Capital Enterprises and became the legal foundation for foreign investment in the PRC. The Implementation Regulations for the Foreign Investment Law was promulgated by the State Council on December 26, 2019, became effective on January 1, 2020, and replaced the corresponding implementation rules of the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign-Capital Enterprises. The Foreign Investment Law stipulates certain forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate contractual arrangements such as those we rely on as a form of foreign investment.

Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council.” Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard contractual arrangements as a form of foreign investment. If this happens, it is uncertain whether our contractual arrangements with our VIEs, their respective subsidiaries and shareholders would be recognized as foreign investment, or whether our contractual arrangements would be deemed to be in violation of the foreign investment access requirements. As well as the uncertainty on how our contractual arrangements will be handled, there is substantial uncertainty regarding the interpretation and the implementation of the Foreign Investment Law. The relevant government authorities have broad discretion in interpreting the law. Therefore, there is no guarantee that our contractual arrangements, the business of our VIEs and our financial conditions will not be materially and adversely affected.

Depending on future developments under the new Foreign Investment Law, we could be required to unwind the contractual arrangements and/or dispose of our VIEs, which would have a material and adverse effect on our business, financial conditions and result of operations. If our company no longer has a sustainable business after an unwinding or disposal or when such requirements are not complied with, the U.S. Securities and Exchange Commission, or the SEC, and/or New York Stock Exchange may take enforcement actions against us, which may have a material adverse effect on the trading of our Shares or even result in delisting our company.

There may be a potential impact to our company if our contractual arrangements with our VIEs, their respective subsidiaries and shareholders are not treated as domestic investment.

If the operation of our businesses conducted through our VIEs is subject to any restrictions pursuant to the 2019 Negative List or any successor regulations, and the contractual arrangements are not treated as domestic investment, the contractual arrangements may be regarded as invalid and illegal. If this were to occur, we would not be able to operate the relevant businesses through the contractual arrangements and would lose our rights to receive the economic benefits of the VIEs. As a result, we would no longer consolidate the financial results of the VIEs into our financial results and we would have to derecognize their assets and liabilities according to the relevant accounting standards. If we do not receive any compensation, we would recognize an investment loss as a result of such derecognition.

Our contractual arrangements may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The Enterprise Income Tax Law, or the EIT Law, requires every enterprise in China to submit its annual enterprise income tax return, together with a report on transactions with its related parties, to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries and our VIEs do not represent an arm’s-length price and adjust our VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our VIEs, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our PRC controlled structured entities for under-paid taxes. Our results of operations may be materially and adversely affected if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.

Risks Relating to Doing Business in the PRC

We are subject to many of the economic and political risks associated with emerging markets due to our operations in China. Adverse changes in PRC economic, political and social conditions as well as government policies could adversely affect our business and prospects.

The majority of our operations are in China, one of the world’s largest emerging markets. In light of our operations in an emerging market, we are be subject to risks and uncertainties including fluctuations in GDP, unfavorable or unpredictable treatment in relation to tax matters, expropriation of private assets, exchange controls, restrictions affecting our ability to make cross-border transfer of funds, regulatory proceedings, inflation, currency fluctuations or the absence of, or unexpected changes in, regulations and unforeseeable operational risks. In addition, our business, prospects, financial condition and results of operations may be significantly influenced by political, economic and social conditions in China generally and by continued economic growth in China.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures that focus on taking into account market forces to effect economic reform and aimed at reducing the state ownership of productive assets and establishing improved corporate governance in business enterprises, a substantial portion of China’s productive assets are still owned by the government. In addition, the PRC government continues to play a significant role in regulating development through industrial policies. The PRC government also exercises significant control over China’s economic growth through its allocation of resources, control of payment of foreign currency-denominated obligations, monetary policy, and preferential treatment for particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures, which may benefit the overall Chinese economy, may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, the PRC government has from time to time implemented certain measures, including interest rate changes, to control the pace of economic growth. These measures may cause decreased economic activity in China, and, since 2012, the Chinese economy has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which prior court decisions have limited value as precedents. Our PRC subsidiaries and our VIEs are subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, their interpretation is not always consistent and their enforcement involves uncertainties.

In particular, PRC laws and regulations concerning the internet-related industries and financial services industry are developing and evolving. Although we have taken measures to comply with the laws and regulations applicable to our business operations and to avoid conducting any non-compliant activities under these laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating internet-related and financial services industries. We cannot assure you that our business operations would not be deemed to violate any such new PRC laws or regulations. Moreover, developments in the internet-related industries and financial services industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies, which in turn may limit or restrict us, and could materially and adversely affect our business and operations.

From time to time, we may have to rely on administrative and court proceedings to enforce our legal rights. However, since the PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. These types of uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China, could materially and adversely affect our business and impede our ability to continue our operations, and may further affect the legal remedies and protections available to investors, which may, in turn, adversely affect the value of your investment.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over the entities that own the domain name of our website and mobile apps. We do not directly own the website and mobile apps due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This indirect control significantly disrupts our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). This new agency’s primary role is to facilitate policy-making and legislative developments in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies, including those relating to the internet industry, have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of our company. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or that we will be able to maintain or update our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it may levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions may have a material adverse effect on our business and results of operations.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory authorities in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions, have established complex procedures and requirements that restrict merger and acquisition activities by foreign investors. For example, an overseas company established or controlled by PRC enterprises or residents needs to obtain approval from MOFCOM before it acquires an affiliated domestic company. Moreover, the Anti-Monopoly Law and the Measures for the Undertaking Concentration Examination issued by MOFCOM on November 24, 2009 and became effective on January 1, 2010 require that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. The security review rules issued by MOFCOM, which became effective in September 2011, specify that certain mergers and acquisitions by foreign investors, for example those that raise “national defense and security” concerns or through which foreign investors may acquire de facto control over domestic enterprises and therefore raise “national security” concerns, are subject to its review. Those rules prohibit any activities attempting to bypass security review, for example by structuring a transaction through a proxy or contractual control arrangements. We may grow our business by acquiring other financial technology service providers. Complying with the requirements of the regulations described above and other relevant rules to complete these transactions could be time-consuming, and any required approval or filing processes, including obtaining approval from or filing with MOFCOM or its local counterparts, may delay or inhibit our ability to complete these transactions, which could affect our ability to expand our business or maintain our market share. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merger or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by MOFCOM. The application and interpretations of M&A Rules are still uncertain, and there is possibility that the relevant PRC regulators may promulgate new rules or explanations requiring that we obtain approval of MOFCOM for our completed or ongoing mergers and acquisitions. There is no assurance that we can obtain MOFCOM approval for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such MOFCOM approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to enterprise income tax on its global income at the rate of 25%. The related implementation rules define the term “de facto management body” as the body that exercises full and substantial control over, and overall management of, the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation, or the SAT, issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore-incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China. It will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule would apply in our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we are also subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid by us and gains realized on the sale or other disposition of our ordinary shares or ADSs may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends and gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company, including the holders of our ADSs, would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ADSs.

We may rely on dividends and other distributions from our subsidiaries in China to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf, the instruments governing that debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust their taxable income under the current contractual arrangements they have in place with the VIEs, their respective subsidiaries and shareholders in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries, Shenzhen OneConnect Technology and Zhang Tong Shun, as wholly foreign-owned enterprises, or WFOEs, in China, may pay dividends only out of their accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a WFOE is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. These reserve funds are not distributable as cash dividends.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

In response to the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China, or the PBOC, and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures over recent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiary’s dividends and other distributions may be subjected to tighter scrutiny. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the EIT Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up its Special Drawing Rights, or the SDR, and decided that with effect from October 1, 2016, the Renminbi is considered to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows out of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policies may affect the exchange rate between the Renminbi and the U.S. dollar in the future.

Substantially all of our revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering or other capital markets transactions or borrowings outside China into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

The PRC government’s control of foreign currency conversion may limit our foreign exchange transactions, including dividend payments on our ADSs.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments indirectly from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies.

In light of strong capital outflows from China in 2016, the PRC government has imposed more restrictive foreign exchange policies and stepped up its scrutiny of major outbound capital movements. More restrictions and substantial vetting processes have been put in place by SAFE to regulate cross-border capital account transactions. The PRC government may at its discretion further restrict access to foreign currencies in the future for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulations concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Inflation in the PRC could negatively affect our profitability and growth.

The economy of China has experienced significant growth, which has from time to time led to significant inflation. China’s overall economy is expected to continue to grow. Future increases in China’s inflation may materially and adversely affect our profitability and results of operations.

PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with the relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the approval of MOFCOM or its local branch, or reporting to the SAMR or its local competent branch, and registration with other governmental authorities in China. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and (ii) each of our PRC subsidiaries may not procure loans that exceed the difference between its registered capital and its total investment amount or twice of the amount of its respective net assets. Any medium or long-term loan to be provided by us to our VIEs must be recorded and registered by the National Development and Reform Committee, or the NDRC, and SAFE or its local branches. We may not be able to complete these recordings or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us directly to our PRC subsidiaries. If we fail to complete these recordings, filings or registrations, our ability to use the proceeds of our initial public offering and to capitalize our PRC subsidiaries may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capital of foreign-invested enterprises. It allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi funds converted from their foreign exchange capital for expenditure beyond their business scopes. On June 9, 2016, SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using the Renminbi funds converted from their foreign exchange capital for expenditure beyond their business scope, as well as investments in securities or any investments other than in banks’ principal-secured products. These circulars also continue to prohibit foreign-invested enterprises from providing loans to non-affiliated enterprises or constructing or purchasing real estate that is not for self-use, except for real estate enterprises. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in China the net proceeds from our initial public offering, which may adversely affect our business, financial condition and results of operations. On October 25, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28. The SAFE Circular 28 provides that non-investment foreign-invested entities may use foreign exchange capital or Renminbi funds converted from the foreign exchange capital to make equity investments, provided that such investments should be in compliance with the 2019 Negative List and other relevant PRC laws and regulations. However, there are substantial uncertainties of the further implementation of SAFE Circular 28.

The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the SAT, which became effective retroactively as of January 1, 2008, if a non-resident enterprise investor transfers equity interest in a PRC resident enterprise indirectly by way of disposing of equity interest in an overseas holding company, the non-resident enterprise investor, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfers may be subject to PRC withholding tax at a rate of up to 10%. In addition, the relevant PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698.

On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7. Public Notice 7 introduces a new tax regime that is significantly different from Circular 698. Public Notice 7 extends tax jurisdiction to not only indirect transfers set forth under Circular 698 but also to transactions involving the transfer of other taxable assets made through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 has new requirements for both foreign transferors and the transferees (or other person who is obligated to pay for the transfer) of the taxable assets. If a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interest of an overseas holding company, then the non-resident enterprise, as the transferor, or the transferee or the PRC entity, which directly owned the taxable assets, must report to the relevant tax authority such indirect transfer. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interest in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or in respect of the sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Under Circular 698 and Public Notice 7, our company and our other non-resident enterprises may be subject to filing or tax obligations if they are transferors in such transactions, and may be subject to withholding obligations if they are transferees in such transactions. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 698 and Public Notice 7. The PRC tax authorities have the discretion under Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 698 and Public Notice 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We have made acquisitions in the past and may conduct acquisitions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs.

Under the EIT Law and its implementation rules, PRC withholding tax at the rate of 10% is generally applicable to dividends from PRC sources paid to investors that are resident enterprises outside of China and that do not have an establishment or place of business in China, or that have an establishment or place of business in China but the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such investors is subject to 10% PRC income tax if this gain is regarded as income derived from sources within China. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by these investors on the transfer of shares are generally subject to 20% PRC income tax. Any such PRC tax liability may be reduced by the provisions of an applicable tax treaty.

Although substantially all of our business operations are in China, it is unclear whether the dividends we pay with respect to our shares or ADSs, or the gains realized from the transfer of our shares or ADSs, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-resident investors, the value of your investment in our ADSs may be materially and adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under these tax treaties or arrangements.

In addition, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and China, or the Double Tax Avoidance Treaty, and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the Notice on Tax Treaties, issued on February 20, 2009 by the SAT, if a Hong Kong resident enterprise owns more than 25% of the equity interest of a PRC company at all times during the twelve-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on such dividend is reduced to 5%, provided that certain other conditions and requirements under the Double Tax Avoidance Treaty, its protocols and other applicable PRC laws are satisfied at the discretion of the relevant PRC tax authority. However, based on the Notice on Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment. Based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or Circular 9, issued on February 3, 2018 by the SAT and effective on April 1, 2018, when determining the applicant’s status as a “beneficial owner” for purpose of tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. If our Hong Kong subsidiaries are determined by PRC government authorities as receiving benefits from reduced income tax rates due to a structure or arrangement that is primarily tax-driven, the dividends paid by our PRC subsidiaries to our Hong Kong subsidiaries will be taxed at a higher rate, which will have a material adverse effect on our financial and operational conditions.

We may be subject to penalties, including restrictions on our ability to inject capital into our PRC subsidiaries and on our PRC subsidiaries’ ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange regulations.

SAFE has promulgated several regulations that require PRC residents and PRC corporate entities to register with and obtain approval from local branches of SAFE in connection with their direct or indirect offshore investment activities. The Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, was promulgated by SAFE in July 2014. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment, or control of an offshore entity established, for the purpose of overseas investment or financing. These regulations apply to our shareholders who are PRC residents and may also apply to any offshore acquisitions or investments that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made, prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies are required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update its previously filed SAFE registration, to reflect any material change involving its round-trip investment. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that offshore parent company may be restricted from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be restricted from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions, including (i) the requirement by SAFE to return the foreign exchange remitted overseas or into the PRC within a period of time specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas or into PRC and deemed to have been evasive or illegal and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive or illegal.

We are committed to complying with and to ensuring that our shareholders who are subject to these regulations will comply with the relevant SAFE rules and regulations. However, due to the inherent uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. In addition, we may not always be able to compel them to comply with SAFE Circular 37 or other related regulations. We cannot assure you that SAFE or its local branches will not release explicit requirements or interpret the relevant PRC laws and regulations otherwise. As of May 31, 2019, Wenwei Dou, Wenjun Wang, Jie Li and Liang Xu, who are indirect shareholders of ours, who are PRC citizens, had completed their registration under SAFE Circular 37. However, we may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules in a timely manner.

Because there is uncertainty concerning the reconciliation of these foreign exchange regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant governmental authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the relevant PRC overseas investment regulations.

On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments, or NDRC Order No. 11, which took effect as of March 1, 2018. According to NDRC Order No. 11, nonsensitive overseas investment projects are subject to record-filing requirements with the local branch of the NDRC. On September 6, 2014, MOFCOM promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve nonsensitive countries and regions and nonsensitive industries are subject to record-filing requirements with a local MOFCOM branch. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by SAFE on July 13, 2009 and took effect on August 1, 2009, PRC enterprises must register for overseas direct investment with a local SAFE branch.

As of the date of this annual report, Beijing Xinzhou Tiandi Technology Limited Company, our indirect shareholder, which is a PRC entity, had completed the aforementioned overseas direct investments procedures required by the aforementioned regulations. However, we may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC entities, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC entities will comply with our request to complete the overseas direct investment procedures under the aforementioned regulations or other related rules in a timely manner, or at all. If they fail to complete the filings or registrations required by the overseas direct investment regulations, the relevant authorities may order them to suspend or cease the implementation of such investment and make corrections within a specified time, which may adversely affect our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our employee share incentive plans or share option plans may subject plan participants, who are PRC residents, or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or SAFE Circular 7. SAFE Circular 7 and other relevant rules and regulations require PRC residents who participate in a stock incentive plan in an overseas publicly tradeable company to register with SAFE or its local branches and complete certain other procedures. Participants in a stock incentive plan who are PRC residents must retain a qualified PRC agent to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. In addition, the PRC agent must amend the SAFE registration with respect to the plan within three months if there is any material change to the stock incentive plan, the PRC agent, or the overseas entrusted institution, or if there are any other material changes in the plan. In addition, SAFE Circular 37 stipulates that PRC residents who participate in a share incentive plan of an overseas non-publicly tradeable special purpose company must register with SAFE or its local branches before they exercise the share options. We and our PRC employees who have been granted share options and restricted shares are subject to these regulations. Failure of our PRC share option holders or restricted shareholders to complete their SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business.

The SAT has also issued rules and regulations concerning employee share incentives. Under these rules and regulations, our employees working in the PRC will be subject to PRC individual income tax upon exercise of the share options and/or grant of the restricted shares. Our PRC subsidiaries have obligations to file documents with respect to the granted share options and/or restricted shares with relevant tax authorities and to withhold individual income taxes for their employees upon exercise of the share options and/or grant of the restricted shares. If our employees fail to pay or we fail to withhold their individual income taxes according to relevant rules and regulations, we may face sanctions imposed by the competent governmental authorities.

Our leased property interests may be defective and our right to lease the properties affected by defects may be challenged, which could cause significant disruption to our business.

As of the date of this annual report, the lessors of certain of our leased properties in China had failed to provide us with their ownership certificate or sublease consents granted by the landlords. If the lessors or the leased properties do not have the requisite rights to lease the relevant properties, these lease agreements may be deemed to be invalid, and as a result, we may be required to vacate the relevant properties. In this event, our business may be adversely affected. PRC state-owned lands may only be used in accordance with the approved usage registered on the ownership certificate for these lands. If such lands are being used in ways that are inconsistent with these approved usages, PRC land administration authorities may order the lessor to return the land use right and may impose penalties on the lessor. Additionally, under applicable PRC laws, construction companies must act in accordance with the applicable land use rights. The actual usage of some of our PRC leased properties may not be consistent with the approved usage for the corresponding land. Under PRC law, landlords must complete registration procedures and obtain approval from competent PRC land administration authorities before they lease certain kinds of stated-owned lands. However, as of the date of this annual report, not all of our landlords have provided us with those approvals, and there is a risk that those landlords may not have completed these procedures. If we were challenged by competent authorities or third parties on these types of issues, we may have to vacate the relevant properties, which will interrupt our business operations.

In addition, under PRC laws, all lease agreements must be registered with the local housing authorities. As of the date of this annual report, not all landlords of the premises we lease have completed their registration of ownership rights or the registration of our leases. Failure to complete these registrations may expose us to potential monetary fines.

We may be subject to penalties under relevant PRC laws and regulations due to failure to be in full compliance with social insurance and housing provident fund regulation.

According to the applicable PRC laws and regulations, we need to register with the relevant authorities to make full contributions for social insurance and housing funds for our employees, and this obligation cannot be delegated to any third party.

Our contributions for some of our employees to the social insurance and housing funds may not have been in compliance with relevant PRC laws and regulations. For example, we have not made full contributions of social security and housing fund for some of our employees, or even at all. Furthermore, we have not registered with the relevant governmental authority to make social insurance and housing funds contributions, and we have engaged third-party human resources agencies to pay on our behalf for some of our employees.

If a relevant employee lodges a complaint before the relevant labor authorities or the relevant authorities conduct investigation on us, we may be required to complete relevant registrations, pay the amount in arrears in full and pay late payment fees, and if we fail to do so in a timely manner, we may face penalties. Furthermore, relevant governmental authority may not recognize the social insurance and housing funds contributions that were paid by third parties on our behalf. If this happens, we may be required to make addition payments or repay these contributions.

On July 20, 2018, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council of the PRC issued the Reform Plan of the State Tax and Local Tax Collection Administration System, or the Tax Reform Plan. Under the Tax Reform Plan, commencing from January 1, 2019, tax authorities are responsible for the collection of social insurance contributions in the PRC. The effect of the Tax Reform Plan is still uncertain. We cannot assure that we will not be required to pay any deemed shortfalls or be subject to penalties or fines regarding social security insurance and housing provident funds contributions, any of which may have a material and adverse effect on our business and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws, and the ability of U.S. authorities to bring actions in China may also be limited.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our senior executive officers reside in China for a significant portion of the time and many of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in the United States courts judgments obtained in the United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors who reside and whose assets are located outside the United States. There is also uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of the United States courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of U.S. judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. In addition, the SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in China. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in China.

Recent litigation and negative publicity surrounding China-based companies listed in the United States may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices for these companies. Various equity-based research organizations have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection and are exposed to uncertainties.

Our independent registered public accounting firm that issues the audit reports included in this annual report filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Since our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’ audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against five China-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 five China-based accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against five China-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain China-based companies that are publicly traded in the U.S. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. Four of these China-based accounting firms appealed to the SEC against this decision and, on February 6, 2015, each of the four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective customers is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.

If the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies, and the market price of our ordinary shares may be adversely affected.

In December 2018, the SEC and the PCAOB issued a joint statement on regulatory access to audit and other information internationally that cites the ongoing challenges faced by them in overseeing the financial reporting of companies listed in the United States with operations in China, the absence of satisfactory progress in discussions on these issues with Chinese authorities and the potential for remedial action if significant information barriers persist. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, substantially less access to recourse, in comparison to U.S. domestic companies, and stressing again the PCAOB’s inability to inspect audit work papers in China and its potential harm to investors. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Relating to Our ADSs

The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on New York Stock Exchange on December 13, 2019 to the date of this annual report, the trading price of our ADSs has ranged from US$9.02 to US$16.6 per ADS. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•                  variations in our revenues, earnings and cash flow;

•                  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•                  announcements of new services and expansions by us or our competitors;

•                  changes in financial estimates by securities analysts;

•                  detrimental adverse publicity about us, our services or our industry;

•                  additions or departures of key personnel;

•                  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•                  potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

Shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in such a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2020, we had 1,107,880,664 ordinary shares issued and outstanding including 104,160,000 ordinary shares represented by ADSs. Our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining outstanding ordinary shares will be available for sale, upon the expiration of the 180-day lock-up period beginning from December 12, 2019, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of our initial public offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

We adopted a share incentive plan in November 2017, which was amended and restated in September 2019, or the 2019 plan, under which we have the discretion to grant performance-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Management—Share Incentive Plan.” We intend to register under the Securities Act all ordinary shares that we may issue under this share incentive plan. Once we register these ordinary shares, they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of our final prospectus dated December 12, 2019 in connection with our initial public offering. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plan would dilute the percentage ownership held by investors who purchase ADSs in our initial public offering.

Certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares, subject to the lock-up period in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of the ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Our directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Certain of our existing shareholders, Sen Rong Limited and Bo Yu Limited, each beneficially owns 45.2% and 36.3%, respectively, of the total voting power of our outstanding ordinary shares as of March 31, 2020. These shareholders, and our directors and officers have, and will continue to have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions.

In addition, our directors, officers, and principal shareholders may take actions that are not in the best interest of us or our other shareholders. The concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by shareholders, including those who purchase ADSs in our initial public offering. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

We may be a passive foreign investment company for U.S. federal income tax purposes in the current or a future taxable year, which could subject U.S. investors in our ADSs or ordinary shares to significant adverse U.S. federal income tax consequences.

A non-U.S. corporation will be a “passive foreign investment company”, or PFIC, if, in any particular year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) the average percentage of the value of its assets that produce or are held for the production of passive income, based on the average of four quarterly testing dates, is at least 50% (the “asset test”). Because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, and because the treatment of our VIEs for U.S. federal income tax purposes is not entirely clear, it is possible that we may be a PFIC in the current or a future year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all subsequent years during which such U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on Internal Revenue Service Form 8621.

See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more details regarding the foregoing.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended, the Companies Law of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we follow our home country practices and rely on certain exemptions provided by the Corporate Governance Rules of the New York Stock Exchange to a foreign private issuer, including exemptions from the requirements to have:

•                  majority of independent directors on our board of directors;

•                  only independent directors being involved in the selection of director nominees and determination of executive officer compensation; and

•                  regularly scheduled executive sessions of independent directors.

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions, as well as public policy considerations and conditions set forth in applicable provisions of other PRC laws relating to the enforcement of civil liability. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

We have incurred increased costs as a result of being a public company, and will incur further increased costs after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in annual gross revenues for our last financial year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote additional management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also believe that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                  the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We currently prepare our financial statements in accordance with IFRS as issued by the IASB. We are not required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The voting rights of holders of our ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying ordinary shares which are represented by your ADSs. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying ordinary shares in accordance with your instructions in the event voting is by poll, and in accordance with instructions received from a majority of holders of ADSs who provide instructions in the event voting is by show of hands. The depositary will not join in demanding a vote by poll. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our third amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven (7) days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our third amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying shares which are represented by your ADSs, and you may have no legal remedy if the underlying shares are not voted as you requested.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

Under the deposit agreement, any action or proceeding against or involving the depositary brought by you, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby or by virtue of owning the ADSs (including any such action or proceeding that may arise under the Securities Act or Exchange Act) may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the non-exclusive jurisdiction of such courts in any such action or proceeding. As a result, you as a holder of our ADSs may not initiate legal proceedings against or involving the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, in any jurisdictions outside of a state or federal court in New York, New York, while proceedings against you may be initiated in a state or federal court in New York, New York or other jurisdictions. In addition, the depositary may, in its sole discretion, require that any claim, dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement; provided however, to the extent there are specific federal securities law violation aspects to any claims brought by you against us and/or the depositary, the federal securities law violation aspects of such claims may, at your option, remain in state or federal court in New York, New York and all other aspects, claims, and/or proceedings brought by you against us and/or the depositary, including those brought along with, or in addition to, federal securities law violation claims, may still be referred to arbitration by the depositary in accordance with the deposit agreement. The arbitration provisions in the deposit agreement do not preclude you from pursuing claims under federal securities laws in federal courts. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

The depositary for our ADSs will give us a discretionary proxy to vote our shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the shares underlying your ADSs on any matter at a shareholder meeting if:

•                  we have timely provided the depositary with notice of meeting and related voting materials;

•                  we have instructed the depositary that we wish a discretionary proxy to be given;

•                  we have informed the depositary that there is no substantial opposition as to a matter to be voted on at the meeting;

•                  a matter to be voted on at the meeting would not have a material adverse impact on shareholders; and

•                  the depository has received an opinion of counsel in form and substance satisfactory to the depository.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our shares are not subject to this discretionary proxy. In addition, in the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions received by the depositary from holders shall lapse.

You may not receive dividends or other distributions on our shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs representing our shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and Development of the Company

Shanghai OneConnect Financial Technology Company Limited, or Shanghai OneConnect, was originally founded by Ping An Financial Technology, a wholly-owned subsidiary of Ping An Group, and Guang Feng Qi, in December 2015 to provide technology solutions to financial institutions.

Ping An Financial Technology, Guang Feng Qi, Shanghai Jin Ning Sheng, and Urumqi Guang Feng Rong Equity Investment Limited Partnership, or Guang Feng Rong, later incorporated Shenzhen OneConnect, in September 2017. Immediately after incorporation, Shenzhen OneConnect acquired 100% equity interest in Shanghai OneConnect and since then Shanghai OneConnect and its subsidiaries became wholly-owned subsidiaries of Shenzhen OneConnect.

In October 2017, we restructured our holding structure by incorporating OneConnect Financial Technology Co., Ltd. in the Cayman Islands as an exempted company to facilitate financing and offshore listing. In the meanwhile, we also established Jin Tai Yuan Limited in the British Virgin Islands as the wholly-owned subsidiary of OneConnect Financial Technology Co., Ltd., and Jin Cheng Long Limited in Hong Kong as the wholly-owned subsidiary of Jin Tai Yuan Limited. Jin Tai Yuan Limited and Jin Cheng Long Limited are our intermediate holding companies.

In October 2017, Ping An Financial Technology and Guang Feng Rong transferred 22.2% and 2.4% of their equity interest in Shenzhen OneConnect to Shenzhen Lanxin and Shanghai Jin Ning Sheng, respectively. Shortly thereafter, OneConnect Financial Technology Co., Ltd. issued ordinary shares to the offshore entities designated by then-shareholders of Shenzhen OneConnect substantially in proportion to those shareholders’ then-shareholding percentage in Shenzhen OneConnect.

In January 2018, Shenzhen OneConnect Technology was incorporated as a wholly owned subsidiary of Jin Cheng Long. Shenzhen OneConnect Technology has entered into a series of contractual arrangements with Shenzhen OneConnect and its shareholders, which allows us to exercise effective control over the business operation of Shenzhen OneConnect and enjoy all the economic interests derived therefrom. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Shenzhen OneConnect and Shenzhen OneConnect Shareholders” for more information.

In July 2018, Shenzhen OneConnect Technology acquired 51.7% equity interest in Vantage Point Technology, a company providing asset liability management solutions. The acquisition has enabled us to expand our service offerings into the area of assets and liabilities management to banks.

In June 2019, Shenzhen OneConnect Technology acquired an 80% equity interest in Beijing BER, which is a service provider specialized in scenario-based retail digital banking platform establishment and operation. The acquisition has enabled us to enlarge our customer base and enrich our business scenarios.

In August 2019, we acquired all the shares of View Foundation, a limited liability company incorporated in Hong Kong, from its sole shareholder. View Foundation has a PRC-incorporated subsidiary, Zhang Tong Shun which has entered into contractual arrangements with Shenzhen CA and its shareholders, which in the aggregate hold 98.9% shares in Shenzhen CA, that allow View Foundation, through Zhang Tong Shun, to exercise effective control over the business operation of Shenzhen CA and enjoy the relevant economic interests derived from it. Shenzhen CA is engaged in the provision of digital certification and related services and solutions. It holds a license to use encryption in electronic certification service, an electronic certification service license, an E-government electronic certification service license, and a license of mutual recognition of electronic signature certificates between Guangdong and Hong Kong.

In November 2019, we entered into a non-binding letter of intent to acquire the majority interest in Shanghai Metinform System Co., Ltd., or Shanghai Metinform. Based on the financial information provided to us by Shanghai Metinform, which has not been reviewed by our independent auditors, we expect our investment in the Shanghai Metinform and Shanghai Metinform’s total assets to account for no more than 5% of our total assets, and its pre-tax income to account for no more than 5% of our pre-tax income in the most recent fiscal year. As of the date of this annual report, we have not entered into any definitive transaction documents for the proposed acquisition. Shanghai Metinform is primarily focused on providing one-stop IT solutions for cross-border trade and customs services to help enterprises streamline their trade and customs management. We believe the potential acquisition will further complement our SME financing and services, broaden our service capabilities and customer reach, and extend our ecosystem.

On December 13, 2019, our ADSs commenced trading on the New York Stock Exchange under the symbol “OCFT.” We raised from our initial public offering (after underwriters partially exercised their over-allotment option) approximately US$311.0 million in net proceeds after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Our principal executive offices are located at 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, People’s Republic of China. Our telephone number at this address is +(852) 3762-9357. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is http://www.oneconnectft.com/en/. The information contained on our website is not a part of this annual report.

SEC maintains an internet site (http://www.sec.gov), which contains reports, proxy and information statements, and other information regarding us that file electronically with the SEC.

B.    Business Overview

We are a leading technology-as-a-service platform for financial institutions in China. Our platform provides cloud-native technology solutions that integrate extensive financial services industry expertise with market-leading technology. Our solutions provide technology applications and technology-enabled business services to financial institutions. Together they enable our customers’ digital transformations, which help them increase revenue, manage risks, improve efficiency, enhance service quality and reduce costs. As of December 31, 2019, we had over 3,700 customers. As of December 31, 2019, our broad customer base includes all of China’s major banks, 99% of its city commercial banks, and 52% of its insurance companies, collectively reaching hundreds of millions of end-customers. Since our establishment in December 2015, our platform has supported Chinese financial institutions in serving RMB1.9 trillion of transactions for their end-customers. Through our platform, in 2019, on a daily basis we facilitated over 149,000 anti-fraud checks, 4.3 million credit risk assessments, and the processing of approximately 13,800 auto insurance claims.

Massive market.  Financial institutions around the world face challenges resulting from advancements in technology, and they will require sweeping digital transformations of their businesses to improve their competitiveness. The only path to a successful transformation will be an integration of industry expertise and advanced technology. Most financial institutions lack the capital, talent and capabilities needed to support this long and expensive transformation, and they therefore will need to rely on external solutions. In China, the need for digital transformation is especially acute because Chinese financial institutions not only need to compete with internet competitors seeking to disrupt their industry, but also cope with structural shifts in their business resulting from China’s ongoing economic transformation.

Strong value proposition.  Our technology-as-a-service platform strategically covers multiple verticals in the financial services industry and across the full scope of their operations—from sales and marketing and risk management to customer service. We also provide technology infrastructure solutions critical to financial institution digitalization such as data management and cloud services. Our cloud-native platform is flexible by design, so we can deploy independent solution modules to quickly respond to customer requirements, and we can also combine modules into customized end-to-end solutions. Our proven applications are driven by extensive industry expertise and customer insight data, and they are secure and effective at large scale. We deliver great value to our customers in multiple dimensions: generating new revenue, improving sales productivity, enhancing risk management, improving customer service quality and reducing costs.

Leading technology.  We started our operation as the financial technology solution arm of Ping An Group.  Ping An Group is a global leader in the digital transformation of financial services through the integration of industry experience with advanced technology. It employs approximately 110,000 staff in technology-focused businesses. We have leveraged our strong partnership with Ping An Group to establish world-leading technology capabilities for financial services in AI, big data analytics and blockchain. As of December 31, 2019, we had won 25 technology awards in international competitions, and had submitted 2,945 patent applications in China and 765 in other countries or regions.  Our first-class technology is a major source of our competitive advantage, and it serves as a solid foundation for our continuous application innovation and product commercialization.

Innovative business model.  Under our “adopt-deepen-integrate” customer-development approach, we provide “hook products” to financial institutions, at low or even no charge, to encourage adoption. We subsequently seek to deepen our relationships with these customers through cross-selling and, ultimately, platform integration. In addition to technology applications, we also provide our financial institution customers with business services to enable them to grow their businesses rapidly and sustainably, while we can capture greater value-upside with our transaction-based revenue model. This combination allows us to achieve visible revenue streams that are fast-growing and highly recurring.

Outstanding growth.  Our business has grown rapidly since our establishment in December 2015. Our revenue increased by 142.9% from RMB581.9 million in 2017 to RMB1,413.5 million in 2018, and further by 64.7% to RMB2,327.8 million (US$334.4 million) in 2019. Our total number of customers grew from over 1,600 at the end of 2016 to over 3,700 at the end of 2019. On average, each of our premium customers purchased 2.7 products in 2019, growing from 1.7 in 2016. Our net expansion rate in 2019 for our 2018 customers was 119% and for 2018 premium customers was 84%. Our net expansion rate in 2018 for our 2017 customers was 224% and for 2017 premium customers was 167%. Our revenue from third-party customers increased substantially from RMB171.1 million in 2017 to RMB498.7 million in 2018, and further increased by 107.3% to RMB1,034.1 million (US$148.5 million) in 2019. Our net loss was RMB607.0 million, RMB1,190.3 million and RMB1,687.5 million (US$242.4 million) in 2017, 2018 and 2019, respectively. Our net loss as a percentage of total revenue decreased from 104.3% in 2017 to 84.2% in 2018 and further to 72.5% in 2019.

Our Platform and Products

We provide holistic coverage of financial services verticals with end-to-end technology solutions.

We are a leading technology-as-a-service platform for financial institutions in China. Our platform provides more than 50 cloud-native products that can be deployed on a modular basis to quickly respond to customer requirements or combined to deliver end-to-end solutions. Our thirteen technology solutions strategically cover multiple verticals in the financial services industry, including banking, insurance and asset management, across the full scope of their businesses—from sales and marketing and risk management to customer services and operations, as well as technology infrastructure such as data management and cloud services.

The matrix below sets forth the thirteen solutions we currently offer across the financial services industry verticals we serve and an additional solution we expect to offer in the near future.

Our products are proven at large scale to create enormous value for our financial institution customers.

Our innovative solutions are based on extensive industry expertise, driven by customer insight and tested in large-scale real world applications. We deliver enormous value to our financial institution customers in their digital transformations:

•                  Generating new revenue.  Our advanced technology enables China’s financial institutions to expand into new markets, such as serving retail and SME customers, that were difficult for them to address using their traditional models. We have used our proprietary blockchain technology to build a network that connects SMEs with financial institutions, companies along the supply chain, government agencies and various third-party service providers. Through SMEs’ interactions with this network and the application of our data analytics, the creditworthiness of these SMEs becomes more transparent. We also provide an end-to-end, online-to-offline operations platform for financial institutions to serve large numbers of SME customers cost-effectively.

•                  Improving sales productivity.  We provide solutions that enable financial institutions to better understand their customer’ needs and tailor their sales efforts to improve productivity. Our AI-empowered sales force management tool, or SAT, enables financial institution sales representatives and agents to engage with their customers through social media, to close sales with on-site visits, and to provide any-time-any-where service with AI-assisted phone calls and text messages. As of December 31, 2019, more than 2.0 million financial institution sales representatives and agents across China were SAT users.

•                  Managing risks.  Our solutions enable financial institutions to automate their credit assessment process and manage risk more effectively. For example, our retail risk management solution provides financial institutions with tools for anti-fraud, credit analytics and decisioning, and post-lending monitoring, as well as a credit management system. This solution integrates Ping An Group’s extensive consumer lending experience and a wide variety of algorithms and models. As of December 31, 2019, since our inception we had provided 124.2 million anti-fraud checks and 4.4 billion credit risk assessments.

•                  Enhancing service quality.  We deliver convenient and proven products that customers can use right out of the box. To help insurance companies more efficiently meet these demands, our AI-based intelligent fast claim solution features image-recognition capabilities that allow insurers to remotely inspect car accidents, identify potential fraud and determine damage amounts more accurately and efficiently. These capabilities are made possible by leveraging a huge database of approximately 116,000 car types and information on 36.0 million spare parts, accumulated from Ping An Group’s 30 years of experience in the auto insurance business. Customers using our solution processed an average of approximately 13,800 auto insurance claims per day in 2019.

•                  Reducing costs.  Our solutions help customers reduce costs and optimize efficiency by eliminating manual operations through automation and digitalization of business operations.

We have successfully expanded overseas and are recognized by overseas financial institutions and regulators.

We began expanding our business outside China in 2018, establishing subsidiaries in Hong Kong SAR, Singapore and Indonesia. We won the bid to develop the Hong Kong Monetary Authority’s eTradeConnect platform, a large-scale interbank blockchain trade finance platform, which serves 13 major banks. As of December 31, 2019, we had provided service to three out of the top ten banks in Thailand, leading banks in Indonesia, Malaysia and the Philippines, as well as some of the largest non-bank financial institutions in Southeast Asia. We also established a joint venture with a subsidiary of SBI Holdings, Inc. to serve Japanese financial institutions in August 2019.

Our Business Model

We believe that partnering with our financial institution customers is important in driving our success.

Our Adopt-Deepen-Integrate customer-development approach

•                 Adopt.  Our relationship managers, many of whom have previously worked as senior management of financial institution and have deep industry expertise, have direct C-level access to prospective customers. To win them as new customers, we use our understanding of financial institutions’ decision-making process in procurement, apply standardized customer relationship management, and offer easy-to-adopt hook products with limited or no upfront fees. As a result, as of December 31, 2019, we had over 3,700 customers, including all major banks, 99% of city commercial banks, and 52% of insurance companies in China.

•                  Deepen.  Once a customer adopts our platform, we focus on increasing its use of our solutions and the value it creates on our platform. We provide cloud-based product modules as well as customized end-to-end solutions covering multiple verticals across all functions. Our premium customers on average each purchased 2.7 products in 2019, growing from 1.7 in 2016, and our number of premium customers grew from 40 in 2017 to 473 in 2019.

•                  Integrate.  As our customers grow their volume on our platform, we become an integral part of their operations. Our solutions are structured on modules that can be adopted individually, but they are comprehensive in scope—covering the full range of our financial institution customers’ operations. As our customers implement more of our solutions, especially our infrastructure solutions, they become deeply integrated with our platform.

Transaction-based revenue model

We adopted a transaction-based revenue model, where we require small upfront implementation fees and primarily charge our financial institution customers based on the transaction volume generated on our platform or their other usage of it. We believe this model allows financial institutions to quickly begin using our platform. As customers use our platform, our transaction-based pricing allows us to participate in their success, rather than be limited to fixed subscription income. We monetize a variety of transaction types, including loans generated, claims processed, databases queried and API calls made. In 2019, 73.9% of our revenue was transaction based.

Technology + Business service model

We provide financial institutions with tailor-made business services, including customer referrals, technology-enabled product design, marketing assistance, service recommendations, and transaction facilitation. These value-added services, delivered through our highly automated platform and based on our extensive industry expertise, help financial institutions grow sustainably. Correspondingly, part of our costs are also associated with serving the transaction volumes we facilitate for our financial institution customers. Since our establishment in December 2015, our platform has supported our financial institution customers in serving RMB1.9 trillion of transactions for their end-customers.

Our Solutions

We offer a comprehensive suite of end-to-end solutions to our financial institution customers that enable them to increase revenue, manage risks, improve efficiency, enhance service-quality, and reduce costs—thereby enhancing their competitiveness. We use our cloud-native financial services software platform to offer twelve solutions consisting of over 50 modules that our customers can adopt on a standalone basis or as customized bundled solutions. We are continuously developing and deploying new solutions to deepen our partnerships with our financial institution customers, and we are expanding our operations internationally to capture opportunities outside China, beginning with a focus on North and Southeast Asia.

The matrix below sets forth the thirteen solutions that we currently offer across the three financial services industry verticals we serve: retail and SME banking, insurance and asset management and an additional solution that we expect to offer in the near future.

Digital retail banking

Our digital retail banking solution allows our customers in this sector to improve their salesforce efficiency, enhance their understanding of end-customers, and deliver comprehensive digital banking capabilities. We also offer business-origination services to our customers in this sector, which assist them in growing their financial products business and generate revenue for us. Our digital retail banking customers use the modules and services described below to improve their productivity and marketing efforts.

•                  Our mobile banking apps module provides our financial institution customers advanced mobile apps, through which their retail account holders can conduct their general banking activities, as well as lifestyle activity apps. This module allows banks to digitally interact with and expand their retail customer bases.

•                  Our customer analytics and targeted marketing module helps banks expand their relationships with existing customers and acquire new customers using data analytics models to profile customers using over 30 multidimensional tags, including financial status, social relationships and online behavior.

•                  Our business-origination services support our digital retail banking customers in growing their lending and other financial products businesses using high-quality customer leads that we direct to them. We leverage our analytics capabilities to source high quality leads for financial products from proprietary and partnered platforms, apps and websites.

•                  Our salesforce management module, SAT, helps relationship managers more effectively interact with their end-customers through online and offline channels, including popular Chinese social media platforms, in-branch interactions and AI-assisted telephone communications.

SME financing and services

Our SME financing and services solution provides platforms that connect our financial institution customers with SMEs, companies along the supply chain, government entities, as well as various third party service providers. The platform integrates information from different parties, through our FiMAX blockchain technology to increase information transparency, so as to allow SMEs to get better access to financial resource and help financial institutions assess SME credit-worthiness in a more accurate way. We also deliver various value-added services on the platform, such as accounting, inventory management, tax filing, import and export reporting, and IP applications, to attract usage and subsequently allowing us to gain more insights from these SMEs.

The platforms of our SME financing and services solutions include:

•                  Our merchant service platform connects millions of retail merchants to a network of financial institutions that offer payment services, account management, and merchant and consumer installment loans. We also use the platform to direct high-quality SME leads for loan products to our customers.

•                  Our SME investment and financing platform, which we jointly developed with our financial institution customers and local governments, provides SMEs with access to online lending, investment and financing services. The platform aggregates information from core enterprises, government agencies, and various third party service providers to help SMEs find the best financing solutions, and at the same time it helps financial institutions find the most suitable borrowers.

•                  Our supply chain and trade finance platforms provide our financial institution customers with innovative products that are enabled by our proprietary blockchain FiMAX architecture. This platform allows participants to synchronize and verify information that they separately maintain without disclosing their encrypted data, which enhances security and efficiency.

•                  Supply chain finance—provides services to multi-level suppliers and distributors including transaction verification, paperless contracting, financing, receivable and payable management, account management and payment facilitation services.

•                  International trade finance—links traders, financial institutions and other participants in the international trade value-chain to streamline customs clearance, transaction verification, financing applications and logistics tracking.

Insurance sales management

Our insurance sales management solution provides a one-stop management tool for the recruitment and training of insurance agents. It is supported by agent profiling and AI training technologies, as well as intelligent marketing tools. We also provide technology services, which help insurers launch online insurance products and sell them on third-party online channels. We believe that by adopting this solution, our insurance company customers can increase the productivity and retention rate of agents, and improve the effectiveness of sales and marketing, thus driving down management cost and improving efficiency.

Risk management—retail banking

Our end-to-end retail banking risk-management solution helps retail banks streamline their loan businesses, improve their credit analytics, reduce delinquency risk and enhance post-lending performance. This solution provides our customers with a suite of modules that can be tailored to fit their needs. This solution’s modules can also be integrated to provide our credit management system with additional functions to serve customers’ entire loan lifecycle. Modules in this solution include:

•                  Our anti-fraud tools module detects and blocks fraud using our anti-fraud algorithms, device fingerprinting tools, and blacklist databases. It also uses fraud scorecards to assess loan applications for fraud.

•                  Our credit analytics module uses our credit analytics engines to process data, assess credit risk and assist with credit decision making for retail banking customers. Our customers can use this module’s outputs as a reference for their independent credit assessment process. For some of our financial institution customers loan applicants, we source and direct insurers to our customers’ to act as guarantors for loan applicants who satisfy certain risk management and credit requirements. These leads allow our customers to grow their business while managing risk—and generate revenue for us.

•                  Our post-lending monitoring module aggregates data services and analytic engines to monitor loan performance and analyzes borrowers’ credit quality by tracking risk indicators such as repayment behavior, default records and legal enforcement.

•                  We also provide our retail banking customers an integrated credit management system—a full loan-life cycle risk management system to meet each customer’s unique needs. Banks can incorporate this system into their existing operating platforms to process retail loan applications.

Risk management—SME banking

Our risk management solution for SME banking leverages specialized SME data and algorithms to evaluate credit and fraud risks for SME loan products. This system includes:

•                  Our enterprise credit analytics and anti-fraud module detects and blocks loan application fraud and generates credit risk assessments using our SME data and anti-fraud rule database, which includes over 200 rules that have been tailored for specific financial products and business scenarios.

•                  Our post-lending monitoring module helps efficiently manage SME loans by monitoring the economic health of an SME, its owner and any applicable credit support for the loan, helping them to identify and mitigate risks at an early stage.

•                  Our digital non-performing loan collection module leverages our automated AI virtual assistants to improve the efficiency of financial institutions’ collection efforts. It automatically assigns non-performing loans to suitable local third-party collectors, recommends collection strategies and/or helps manage the collection processes. We provide loan collection services to financial institutions.

•                  We also provide an integrated credit management system to SME lenders that is tailored for their SME lending businesses.

Auto insurance operations and services

Our auto insurance operations and services solution helps insurers reduce losses, fight fraudulent claims and improve service quality. This solution applies AI and advanced analytics to automate the entire claim-processing procedure: claim submission, instant inspections and settlement, appraisal and roadside assistance, and auto parts sourcing. Modules and services in this solution include:

•                  Our anti-fraud and intelligent fast claim module provides insurers a streamlined claim processing procedure that enables them to more accurately and efficiently inspect and adjust complex claims, identify potential fraud and determine damage amounts. We also provide modular services and products for assessment of auto and injury losses, as well as risk management tools and anti-fraud analytics, which provide insurers flexibility in adopting and integrating our solutions.

•                  Our intelligent image recognition module uses image recognition technology to make auto damage claim adjustments faster and more efficient. Users upload photos of damaged vehicles, the module automatically identifies the type and degree of loss and automatically prices the claim by analyzing it against an associated database. This module allows settlement of simple auto damage claims in seconds without an appraisal.

•                  Our adjuster and roadside assistance management module provides work tools for managing third-party service providers, including monitoring the status of assistance process and applying image recognition technology to automatically verify license plate numbers and check work quality.

•                  We also provide auto parts sourcing services that use a transparent, centralized auto parts marketplace to reduce costs and fraud.

Asset management

Our asset management solution supports banks, asset management firms and insurers in structuring, delivering, marketing and managing investment products. More than just facilitating the investment process, this solution empowers our customers’ everyday informed decisions by providing a real-time view of their risk exposures and handles the extensive data processing needed to support their asset management businesses.

•                  Our financial products trading platform allows financial institutions to distribute financial assets to a broader audience at relatively lower cost and acts as a portal to connect customers with solutions for anti-money laundering, portfolio management, trading and asset-backed security, or ABS, solutions.

•                  Our investment portfolio management system module supports macroscopic research, mesoscopic industry research and individual securities and assets research. It provides investors with multiple approaches to construct an investment portfolio, including intelligent solutions to facilitate trading in domestic bonds, stocks, mutual funds, ETF and other assets.

•                  Our trading and valuation module provides trading systems for our customers to execute various types of financial asset trading, including market-making, buy-side and sell-side trading, and event-driven high frequency trading, and it assists them in managing investment transactions, liquidity, fund movements, data analysis, asset valuation and management reporting.

•                  Our smart contract module is an automated contract management application that supports financial institutions in contract preparation and negotiation, execution, and performance. They can use this module’s natural language processing AI technology to leverage data from contract data bases and quickly generate customized contracts based on industry-recognized templates and execute contracts using electronic verifications. Enabled by our FiMAX architecture, this module also monitors contract performance using customer-specific rules to spot default risks early.

Our asset management solution also includes an ABS ecosystem, which provides end-to-end services to ABS originators, plan managers and other ABS ecosystem participants. This blockchain-driven ecosystem assists ABS market participants establish underlying asset pools, design ABS products, market and distribute ABS products, and manage ABSs over their complete lifecycle. Customers can use modules from our ABS ecosystem to leverage our FiMAX blockchain technology to streamline their securitization process to increase their levels of automation and transparency, which in turn can reduce their time and costs and improve product distribution efficiency and returns.

Asset-liability management

Our asset-liability management, or ALM, solution uses data analytics to enhance financial institutions’ asset liquidity performance for financial institutions operating in the PRC regulatory environment. In July 2018, we acquired Vantage Point Technology, a Beijing-based company that developed the modules in this solution. As of December 31, 2019, our ALM solution was used by 72% of all state-owned, joint stock and large commercial banks in China with over RMB500 billion of total assets. This solution is very easily adopted by a wide range of financial institutions and often works as a hook product for us to start working with these customers and later upward migrate and upsell them to our other solutions. Customers can use this solution’s modules, described below, to enhance their risk management abilities.

•                  Our ALM module provides forecasting tools and analytical functions to measure and model customers’ loans, deposits, investments, and portfolios. It applies the relevant regulatory requirements to help banks monitor their interest rate and liquidity risks.

•                  Our funds transfer pricing module uses analytic software to analyze a bank’s profitability by funding source at an institutional level. It improves pricing decisions and drives desired employee behaviors by linking employee performance with profitability.

•                  Our cost allocation module enables customers to map incurred costs by cost centers and by cost types; it also supports them in distributing and allocating costs to the applicable cost drivers and cost centers.

•                  Our economic capital module enables our customers to measure risk-weighted capital, economic capital and capital cost at the account level. It also enables them to more effectively balance risk against costs and benefits. In allocating economic capital, the module prioritizes high risk-adjusted return on capital, high-economic value added, and low risk configurations when allocating economic capital.

AI customer service

Our AI customer service solution uses our award-winning AI technology to assist financial institutions in improving the quality and convenience of their customer service functions, while at the same time leveraging this technology to improve efficiency and reduce headcount requirements. Our AI technology provides applications that allow our financial institution customers to replace their paper- and people-intensive processes and legacy infrastructure. Financial institutions across all verticals can use the solution’s modules in their customer service functions.

•                  Our AI phone and messaging module uses AI technology to support financial institutions in marketing and other functions through popular Chinese social media platforms and AI-assisted telephone communications.

•                  Our virtual assistants module provides online and telephone customer services, including supporting chatbots to handle customer interactions that were previously handled by call center workers.

•                  Out quality assurance module uses AI technology applications to support financial institutions in post-sales follow-ups, through which they verify information and obtain end-customer feedback.

Regtech

In December 2019, we launched Regtech, our end-to-end regulatory solution for financial regulatory authorities in China. The solution includes a diverse suite of modules to help regulatory authorities automate and digitalize their operations. They include the automatic aggregation and intelligent analyses of regulatory data, automatic and customized reporting, risk monitoring and alert, and intelligent interactive communication with the public. We also expect to expand the functionalities of our regtech solutions to help financial institutions comply with regulatory requirements and improve risk management more efficiently.

Core systems

Our core systems solution provides financial institutions with integrated applications to support their operations. For banking-sector customers, this solution is supplemental to and can run in parallel with their legacy core banking systems to help them achieve low-cost and agile digital transformation. This solution seamlessly integrates our other solutions for banks, enabling them to quickly expand their online businesses, such as mobile banking, virtual credit card, smart deposit, retail lending and SME lending. By virtue of the cloud-native design, distributed system and microservices infrastructure, our core systems solution can be quickly and easily deployed to help address customers’ needs in a high-speed, scalable and cost-effective manner.

Gamma O

In June 2019, we launched Gamma O, our open API platform-as-a-service, or PaaS, which is designed as a one-stop shop for reusable financial technology components and integrations. The platform’s components and integrations are provided by us and other third-party financial technology service providers that we qualify for platform participation. For financial institutions, Gamma O provides plug-and-play technologies to achieve automated, digital online operations without the need to build additional internet infrastructure. For other financial technology services providers, we offer a platform with infrastructure, technology support and customer resources, which allows them to undertake more complex and large-scale projects. We also have a financial technology product incubator, through which we offer a sales-and-marketing platform, customer resources, technical coaching, and funding support.

Gamma O offers a visualized management dashboard for smart management and reporting. It supports better decision-making by helping customers gather, search, analyze, track, and report on isolated, unstructured data points in a customized, visualized dashboard using an interactive user-friendly interface. Empowered by our natural language processing technology, Gamma O supports a range of operation and helps improve decision-making in various aspects of business operations, including risk management, sales and marketing, and human resource management.

Blockchain network-as-a-service

In the third quarter of 2019, we officially launched our blockchain network-as-a-service, or BNaaS, platform. As of the date of this annual report, we already have customers using this solution and have generated revenue from this solution. Our BNaaS platform is built on our advanced cryptology and blockchain technologies. Unlike more conventional systems, our cloud-based platform supports an offsite deployment model that enables our customers to quickly create their own blockchain-based networks or participate in networks created by others. Customers are able to use our BNaaS technology to develop applications for specific scenarios.

New Solution

We are committed to incubating and commercializing disruptive technologies and solutions. For example, we are developing a cloud management solution, which will provide value-added services built around the services of Ping An Financial Cloud. Our cloud management solution will provide our customers with highly reliable and secure cloud services specifically tailored for the financial services industry. Equipped with a deep understanding of and rich experience in the financial services industry and advanced technologies, we will provide our customers with consultation, design, migration and deployment services on various cloud structures, including public cloud, private cloud and hybrid cloud. Our four key cloud service offerings will be (i) infrastructure services based on private and hybrid clouds; (ii) cloud migration; (iii) cloud management platform operations; and (iv) financial ecosystem services. Our cloud management solution is still at the development stage. We anticipate launching this solution in 2020.

Virtual Bank

We were granted a virtual banking license to operate in the Hong Kong SAR by the Hong Kong Monetary Authority in May 2019. We plan to launch our virtual banking operations in 2020. As of December 31, 2019, our license was one of eight approved in Hong Kong, and we expect our virtual bank to primarily offer online banking services including deposits and lending to retail and SME clients through apps. We believe we will be able to use our virtual banking operations in Hong Kong to showcase our capability of providing platform solutions to potential customers and gain customers for our other solutions among Hong Kong financial institutions.

International Business

We are actively exploring opportunities to replicate our success in China in overseas markets. We formed a subsidiary in Singapore in March 2018, which serves as our Southeast Asia headquarters and as a research and development center. We launched a subsidiary in Indonesia in December 2018 and set up a joint venture in Japan in August 2019.

We mainly focus on serving major local banks and insurance companies with our advanced financial technology solutions. Since 2018, we have expanded our business overseas to 47 customers (including the 13 banks using the Hong Kong Monetary Authority’s eTradeConnect platform developed by us) in 14 countries and territories including Hong Kong SAR, Singapore, Malaysia, the Philippines, Thailand, Indonesia, Cambodia and South Korea. In Thailand, three of the country’s top banks have adopted our risk management solutions to digitalize their banking processes and accelerate verification and identification of new customers. In addition, we have cooperated with one of the largest banks and one of the largest insurance companies in Malaysia. In November 2019, we launched our first smart lending platform “SeekCap” outside China for a fintech subsidiary of one of the ten largest local banks in the Philippines. “SeekCap” is the first loan marketplace in the Philippines to address the banking needs of local SMEs. In Japan, we have set up a joint venture with a subsidiary of SBI Holdings, Inc., which has launched its operations in December 2019 to provide cloud-based technological services to Japanese regional banks. And we have signed a strategic cooperation agreement with Korea’s Samsung SDS to develop a cross-border blockchain-based trade network. Futhermore, since the third quarter of 2019, we started to provide insurance pricing counselling service to a Berlin-based fintech platform, for the purpose of expanding our footprints in Europe with local partners.

As we enter new markets, we seek to cooperate with partners that have a deep knowledge of the local market and regulatory environment, which can complement our technology and know-how, allowing us to provide advanced solutions for the local market. For example, we partnered with Indonesia’s Traditional Market Association to transform financial services for Indonesian SMEs and entered into a cooperation agreement with one of Indonesia’s largest conglomerates to develop a smart lending platform in Indonesia. We believe that the substantial progress we have achieved in our international expansion demonstrates that the experience and expertise we gained from the China market is readily transferable to overseas markets.

Our Technology and Infrastructure

The success of our business depends on our technology and infrastructure, which enable us to deliver innovative and effective software solutions to customers in various segments of the financial industry, improve end-customer experiences and mitigate risks.

Artificial Intelligence

Our AI technology enables digital automation and reduces personnel and other expenses, while enhancing personalized service. Our AI technology is award-winning, having received over 15 awards from professional and media organizations in China and abroad, including the BAI Global Insurance Certification Award and two Stanford awards. In 2018, we won one of the Stanford Question Answering Dataset 2.0 (SQuAD) challenges, a global test of machine-reading comprehension in which teams from around the world compete to most accurately answer questions in a dataset using machine-reading technology, and the seventh Dialog System Technology Challenge (DSTC7), one of the world’s leading global dialogue system challenges. In 2019, we won Stanford’s AI Algorithm + Cloud Computing global competition, the world’s first such competition, in which teams from around the world compete to accurately recognize 50,000 photos in the shortest time. In 2019, we also won the AllenNLP Discrete Reasoning Over Paragraph (DROP) competition, another global test of machine-reading comprehension, in which nearly 70% of the answers cannot be obtained from the original text and complex processing methodologies are highly involved. As of December 31, 2019, we had submitted 862 AI-related patent applications in China and other countries or regions. Our key AI applications include:

•                  Biometric Recognition:  Our voice verification technology verifies a speaker’s identity by comparing the voice against previously provided samples within milliseconds. We use our voice verification technology to provide safer and faster account access. Our voice verification technology is low-cost and user-friendly, and it supports remote verification in apps, phone calls and customer services.

•                  Natural language processing:  Our natural language processing technology translates text inputs into formats that are computable by machines. These capabilities enable machines to process, analyze and understand transaction documents with much higher speed than human beings. This technology also supports multiple rounds of dialogue, enabling our development of chatbots for automated customer and collection services.

•                  Image recognition:  Our deep-learning algorithms analyze images to quickly and accurately identify visual content. We use this technology to develop gesture payment applications that can replace conventional fingerprint and password checks, improving efficiency and customer experience.

•                  Knowledge graph:  Knowledge graphs are powerful tools we use to integrate information collected from various recognition technologies to allow users to form a holistic view on subjects of interest. For example, when creating knowledge graphs in our retail banking risk management solution, we can use knowledge graphs to take various factors such as macroeconomic and financial status, social life and internet activity into consideration in helping our customers to make more informed credit approval decisions.

•                  Expert decisioning:  We train AI to recognize information, learn rules and eventually replace human-based decision-making processes. We have applied advanced expert decisioning technology in modules, including intelligent fast claim, anti-fraud tools and virtual assistants, to enhance our customers’ efficiency and reduce their labor cost.

Blockchain

Blockchain is an open, distributed ledger that stores transaction data in a verifiable and immutable way, enabling parties to conduct business with each other on a single, unified system. We use our blockchain technology, built using our proprietary FiMAX architecture, to facilitate advanced cryptography, peer-to-peer communications and smart contracts and ensure trust, transparency and security for our customers’ transactions. Our FiMAX architecture supports enterprise-grade blockchain development in addressing the challenges that arise using different parties’ encrypted data in ways that maintain the integrity of each user’s encryption. Combining FiMAX’s patented crypto-controlled data-sharing algorithm and per-field encryption technologies, we believe that FiMAX is one of the first technology platforms in the industry to achieve data connectivity while retaining various users’ data encryption—features that are critical for real life applications in the financial services industry. In 2018 FiMAX won the IDC FinTech Ranking Real Result Award from IDC, a world-renowned data services company. As of December 31, 2019, we had over 45,000 users on our blockchain platform.

Data access and big data analytics

We use our extensive data access and advanced analytics to help our customers make timely and informed decisions during the entire business cycle of financial transactions, including customer acquisition and management, risk management, product development and operation optimization.

•                  Data Access:  We have extensive access to data from a wide variety of third-party data partners, including transactional data, behavioral data, social data and demographic data. We aggregate data from third-party data providers, and we have access to third party blacklists based on our cooperation with financial institutions.

•                  Data Analytics:  Our advanced data insights and data analytics capabilities are critical to all aspects of our operations, particularly in the following modules:

•                  Credit analytics:  We use this module to deliver tailored data processing models to our customers covering applications, behavior, and collection scorecards for mainstream credit products. We have deep experience in interpreting incomplete datasets, and we leverage our financial services industry knowledge and technical expertise to identify the most relevant features for predicative models.

•                  Customer analytics and target marketing:  This module helps customers accurately profile, target and acquire end-customers in various business scenarios using multi-dimensional tags. We combine a wide range of data, such as online footprint, internet usage, mobile usage and transaction channels, with traditional credit data to provide our financial institution customers with more comprehensive customer analytics capabilities.

•                  Anti-fraud tools:  Equipped with seven types of data processing models, this module processes non-structured data such as pictures and text. It builds customized models to analyze the information most prone to fraud risk, such as addresses and occupations.

•                  Intelligent fast claims:  Our image-processing and big data analytics technologies in this module enable insurers to apply technology including photographs and video to improve efficiency and accuracy in claim adjustment.

Our advanced data insights and data analytics capabilities allow us to streamline the development of customized models, reducing the preparation time for a model from a range of three or four weeks to one week and reducing costs by up to 50%. In addition, our machine learning analytics optimize the accuracy of models as compared to conventional modeling.

Infrastructure

We build and deliver our solutions on cloud-native infrastructure. We access this infrastructure in the form of Ping An Financial Cloud, which has multiple operating centers and meets the highest security standards recognized by nine global industry authorities. Ping An Financial Cloud provides us with infrastructure, including computing services, storage, server and bandwidth. Building on this infrastructure, our solutions have the following key features:

•                  Cloud-native flexibility:  Our products are cloud-native, as they are all created and developed for a cloud-based environment. This approach allows our customers to focus on business agility—while we undertake their IT responsibilities. Cloud-based deployment, which does not require our customers to install significant technical infrastructure, helps our customers, who may have limited budgets and IT capabilities, to deliver financial services that match their customers’ expectations for faster and more seamless digital experiences. Some of our customers prefer on-premise installations of our solutions, and we can provide that for most of our solutions.

•                  Modular software architecture:  Our modular software architecture consists of separate modules that can be connected together or replaced without affecting the rest of the system. This advanced architecture gives our customers increased flexibility in adding or removing modules, and it speeds up the deployment of new capabilities, features and functionalities. Our modular software architecture is horizontally scalable, which allows our customers to easily subscribe, deploy and upgrade additional modules as their operational needs expand. Our architecture and offerings facilitate cost-effective expansion compared to on-premise solutions.

•                  Reliability and availability:  Our technology has built-in software and hardware redundancy. Our platform is built on distributed computing architecture so that a single point of failure does not cause the entire system to fail. In 2019, Ping An Financial Cloud, on which our applications are hosted, had an SLA availability exceeding 99.99%.

•                  Security:  We have obtained ISO20000, ISO22301, ISO27001 and ISO90001 certifications, certifying that we meet IT service management, business continuity management, international information security, and software development, operation, and maintenance quality management standards. We continually improve and enhance our system security through routine checks and timely upgrades.

Research and Development

We invest significant resources in research and development—not only to support our existing business and enhance our existing product and service offerings—but also to incubate new technological and business initiatives to enable us to continue to lead our competition.

Our experienced scientists and engineers dedicated to research and development are the source of our continued innovation. As of December 31, 2019, we had 1,893 research and development employees, representing 52.1% of our total employees.  Our research and development team includes data scientists, computer scientists and software engineers. We have established the four research entities described below:

•                  Gamma Lab AI Institute:  This institute, which focuses on exploring the application of cutting-edge artificial intelligence technologies and big data analytics to the financial industry, is led by an industry veteran with experience in AI systems. This institute was recognized as “2018 Best Artificial Intelligence Institute” in the China Financial Value Ranking 2018 organized by China Business Network.

•                  Blockchain Research Institute:  This institute focuses on building blockchain infrastructure, shaping industry standards and developing real-world applications. It is led by an industry veteran who was a co-developer and first project manager of IBM HyperLedger Fabric.

•                  Insurance Intelligent Risk Management Lab:  This lab was established in cooperation with the Insurance Institute of China. It focuses on preventing insurance fraud and building intelligent risk management systems for insurance businesses.

•                  Auto Insurance Technology Joint Research and Development Center:  We jointly established this center with the Automotive Engineering Institute of the China Automotive Technology and Research Center. It focuses on the use of vehicle collision and other real-time data to improve the accuracy of auto insurance claims adjustment and underwriting, including through the use of image recognition technology.

Intellectual Property

We protect our intellectual property rights through a combination of patent, copyright, trademark, trade secret and other intellectual property laws, as well as confidentiality agreements and clauses for major technology cooperation, business operations and investment projects. In general, our employees are required to enter into standard employment agreements that include a clause acknowledging that all inventions, trade secrets, developments and other processes generated by them on our behalf are our property and assigning to us any ownership rights that they may claim in those works.

As of the December 31, 2019, we had submitted 2,945 patent applications in China and 765 in other countries or regions, and owned 114 registered domain names, including our official website. As of the same date, we owned 514 copyrights and 525 trademarks in various categories, primarily in China. In addition, we had 401 trademark applications in various categories that were pending registration. We intend to pursue additional patent and other intellectual property protections, both in China and elsewhere, to the extent we believe it would be beneficial and cost effective.

User Privacy and Data Protection

We are dedicated to data privacy protection. We have adopted policies that establish authorization mechanisms for data usage, data classification, approval procedures and access rights for confidential data. Our service agreements include terms to ensure that our customers have obtained appropriate consents from their end-customers to collect, use and disclose their data in compliance with applicable laws and regulations. When providing cloud-based targeted marketing services, we leverage our AI and other advanced data tools to develop algorithms to translate data into anonymous, transferable insights without accessing personal details. Furthermore, we adopt data encryption and firewalls to ensure the secured storage and transmission of data and prevent unauthorized access and usage of data. We also rely on our internal policies to prevent our systems from being infiltrated or our data being accessed or disclosed improperly. We limit access to sensitive data on a “need-to-know” basis according to the importance and sensitivity of data, which reduces the amount of human review and intervention in the processing of those data, to mitigate the possibility of data leakage and unnecessary privacy invasion.

Customers

We have a broad customer base. Our customers are primarily Chinese financial institutions. Ping An Group is our strategic partner and our most important customer. In addition to our Ping An Group customers, as of December 31, 2019, we had over 3,700 customers on our platform, an increase from over 1,600 at the end of 2016. These customers included 621 banks and 96 insurance companies. As of December 31, 2019 , our broad customer base includes all of the major banks, 99% of the city commercial banks, and 52% of the insurance companies in China, collectively reaching hundreds of millions of end-customers. Our net expansion rate in 2019 for our 2018 customers was 119%. Our net expansion rate in 2018 for our 2017 customers was 224%.

In 2019, we had 473 premium customers, an increase from 221 in 2018. On average each of our premium customers purchased 2.7 products in 2019. Our net expansion rate in 2019 for our 2018 premium customers was 84%.

In 2018, we had 221 premium customers, an increase from 40 in 2017. On average each of our premium customers purchased 3.0 products in 2018, growing from 1.7 in 2016. Our net expansion rate in 2018 for our 2017 premium customers was 167%.

Sales and Marketing

Our unique customer acquisition approach is built around our pricing model, sales team composition, and industry-specific marketing and promotion. We have strategically chosen to charge low upfront fees and use transaction-based pricing for most of our solutions to attract customers. We market our services to both existing and potential customers through our business development team and our relationship managers, who have direct executive-level relationships with our existing and target customers, as many of them were formerly senior financial institution management. Our sales and business development team has extensive experience in both the financial services and technology industries. Our sales team includes 395 sales professionals, divided into four sales areas, strategically located in Beijing, Shanghai, Chengdu and Shenzhen, each located to be close to our customers. We employ a variety of marketing methods to promote our image as a reliable and innovative financial technology solution provider with a proven track record. In 2019, we hosted twelve industry major industry conferences or product releases. We have access to a network of over 260 small financial institution and medium-sized banks, which are members of the Internet Finance Association of Small and Medium-sized Banks. We were one of the key founding members of this association, which is an alliance of small and medium-sized banks in China aimed at promoting cooperation and innovation among its members.

Competition

The markets in which we operate are competitive and evolving. Our primary competitors include companies affiliated with financial institutions selling competitive solutions, traditional technology companies providing customized development, implementation and support services, and internet companies. The most significant competitive factors for us are:

•                  alignment with the business vision and goals of customers;

•                  pricing and overall relationship management;

•                  application features and functions;

•                  ease of delivery and integration;

•                  security and compliance of solutions with regulatory requirements;

•                  ability to maintain, enhance and support applications and services;

•                  domain expertise and innovation in financial technology;

•                  ability to innovate and rapidly respond to customer needs;

•                  ability to provide end-to-end solutions; and

•                  brand recognition among financial institutions.

Our Relationship with Ping An Group

We began in December 2015 as the financial technology solution arm of Ping An Group. Ping An Group is incorporated under the laws of China, with its shares listed on both the Shanghai Stock Exchange and the Stock Exchange of Hong Kong. Established over 30 years ago, Ping An Group holds a full suite of financial services licenses and its operations span the insurance, banking, securities, trust, investment, leasing, healthcare and technology industries. Ping An Group is committed to developing next-generation technology and stands at the forefront of digital transformation.

We enjoy a strong partnership with Ping An Group, as a partner for technology development, a supplier of application scenarios for developing our products, and a flagship customer showcasing our capabilities. Ping An Group is our strategic partner and our most important customer and supplier. We have partnered with Ping An Group to jointly develop new technology and applications, and Ping An Group provides us support in technology infrastructure such as cloud infrastructure. Ping An Group also provides us with a diverse, reliable source of real-life application scenarios to validate and prove our technology. Many of our customer insights and innovative solutions are first initiated and tested within the Ping An Group ecosystem. Our strategic partnership with Ping An Group has contributed to our growth significantly and we expect it to continue to do so.

We and Ping An Group cooperate under a Strategic Cooperation Agreement with a term extending until ten years after completion of our initial public offering, subject to Ping An Group continuing to hold or beneficially own at least 30% of our shares. Under this agreement, Ping An Group will give preference to us in choosing its partner for providing technology service and solutions to external financial institutions. Ping An Group will also give preference to us in purchasing banking and non-banking solutions. Under the same agreement, Ping An Group has granted us non-transferable rights to use, duplicate, modify and sell Ping An Group’s existing technologies in financial scenarios globally. With this long-term Strategic Cooperation Agreement, we believe we will continue to benefit from Ping An Group’s development of technologies and to leverage Ping An Group’s know-how, customer insights, and application scenarios in developing new technology applications.

We and three Ping An Group subsidiaries cooperate under a technology service agreement, or the Technology Service Agreement, under which those three subsidiaries provide us a wide range of technical infrastructure, technology support and maintenance. This agreement has a term ending at the end of 2021, and payments under the agreement are based on arm’s-length pricing. We obtain our access to Ping An Financial Cloud and much of our other technology and infrastructure through the Technology Service Agreement.

Ping An Group is also our principal shareholder. The total ordinary shares beneficially owned by Ping An Group, through both Bo Yu and Ping An Overseas, was 36.3% of our ordinary shares as of March 31, 2020. When exercising its rights as our shareholder, Ping An Group may take into account not only the interests of our Company and our other shareholders but also its own interests, the interests of its public shareholders and the interests of its other affiliates. The interests of our Company and our other shareholders may conflict with the interests of Ping An Group and its public shareholders and other affiliates. For additional information about the risks in connection with our relationship with Ping An Group, see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and Industry—Ping An Group is our strategic partner, our most important customer and our largest supplier. Any deterioration of our relationship with Ping An Group could have a material adverse effect on our results of operations, business and growth.”

Regulation

We operate in an increasingly complex legal and regulatory environment. We are subject to a variety of PRC and foreign laws, rules and regulations across numerous aspects of our business. This section sets forth a summary of the principal PRC laws, judicial interpretations, rules and regulations relevant to our business and operations in the PRC.

Regulations Relating to Foreign Investment

The establishment, operation and management of corporate entities in the PRC, including foreign-invested companies, are subject to the Company Law of the PRC, or the Company Law, which was issued by the Standing Committee of the National People’s Congress, or the NPC Standing Committee, on December 29, 1993 and took effect on July 1, 1994. It was last amended on October 26, 2018. Unless otherwise provided in the PRC’s foreign investment laws, the provisions of the Company Law shall prevail.

The establishment procedures, filing and approval procedures, registered capital requirements, foreign exchange restrictions, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are governed by the Wholly Foreign-owned Enterprise Law of the PRC, which was issued on April 12, 1986 and last amended on September 3, 2016 and took effect on October 1, 2016; the Implementation Regulations of the Wholly Foreign-owned Enterprise Law of the PRC, which was issued on December 12, 1990 and last amended on February 19, 2014 and took effect on March 1, 2014; and the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, which was issued on October 8, 2016 and last amended on June 30, 2018.

Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalogue of Industries in which Foreign Investment is Encouraged (2019 edition), or the 2019 Catalog, and the Special Administrative Measures for Foreign Investment Access (Negative List 2019), or the 2019 Negative List. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the Negative List. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other applicable Chinese regulations. Under the 2019 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%. Part of our business is subject to such 50% foreign invested equity cap.

On March 15, 2019, the NPC Standing Committee issued the Foreign Investment Law of the PRC, or the Foreign Investment Law, which took effect on January 1, 2020. It replaced the major existing laws and regulations governing foreign investment in the PRC, namely, the Law of the PRC on Sino-foreign Equity Joint Ventures, the Wholly Foreign-owned Enterprise Law of the PRC and the Law of the PRC on Sino-foreign Cooperative Joint Ventures. The PRC Company Law and the PRC Partnership Enterprise Law generally govern the organization of a foreign invested enterprise.

The Foreign Investment Law mainly stipulates four forms of foreign investments: (a) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within PRC; (b) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within PRC; (c) a foreign investor, individually or collectively with other investors, invests in a new project within the PRC; and (d) foreign investors invest in the PRC through any other methods under laws, administrative regulations, or provisions prescribed by the State Council of the PRC. It does not mention the relevant concept and regulatory regime of VIE structures and uncertainties still exist in relation to its interpretation and implementation.

Under the Foreign Investment Law, foreign investment is accorded pre-admission national treatment, which means that treatment given to foreign investors and their investment shall not be less favorable than those given to domestic investors and their investments, except where a foreign investment falls under the Negative List. It also provides several protective rules and principles for foreign investors and their investments in the PRC, including, foreign investors’ funds can be freely transferred out and into the territory of the PRC through the entire life cycle from the entry to the exit of foreign investment, a comprehensive system to guarantee fair competition among foreign-invested enterprises and domestic enterprises will be established, and the state shall not expropriate any foreign investment except under special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner.

In addition, the Foreign Investment Law subjects foreign investors and foreign-invested enterprises to legal liabilities for failing to report their investment information in accordance with the requirements of an information reporting system that will be established. It also provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law, which means that foreign invested enterprises may be required to adjust their structure and corporate governance in accordance with the PRC Company Law and other laws and regulations governing the corporate governance.

On December 26, 2019, the State Council promulgated the Implementation Regulations for the Foreign Investment Law, which became effective on January 1, 2020. The Implementation Regulations for the Foreign Investment Law implement the legislative principles and purpose of the Foreign Investment Law, emphasize on promoting the foreign investment and refine the specific measures, and also replaced the implementation rules of the Law of the PRC on Sino-foreign Equity Joint Ventures, the Wholly Foreign-owned Enterprise Law of the PRC and the Law of the PRC on Sino-foreign Cooperative Joint Ventures. On December 26, 2019, the Supreme People’s Court issued an Interpretation on Several Issues Concerning the Application of the Foreign Investment law of the PRC, which also came into effect on January 1, 2020. The interpretation applies to any contractual dispute arising from acquisition of the relevant rights and interests by a foreign investor through gift, division of property, merger of enterprises, division of enterprises, etc. On December 30, 2019, MOFCOM and the SAMR jointly issued the Measures on Reporting of Foreign Investment Information, which replaced the existing filing and approval procedures regarding the establishment and change of foreign-invested companies. On December 31, 2019, MOFCOM issued the Announcement on Matters Relating to Foreign Investment Information Reporting, emphasized the information reporting requirements provided by the Measures on Reporting of Foreign Investment Information, and stipulated the forms for information reporting.

Regulations Relating to Value-Added Telecommunication Services

The Telecommunications Regulations of the PRC, or the Telecommunications Regulations, issued by the State Council of the PRC on September 25, 2000 and last amended on February 6, 2016, provide the general framework for the provision of telecommunication services by PRC companies. It requires a telecommunication service provider in China to obtain an operating license from the Ministry of Industry and Information Technology, or MIIT, or its provincial counterparts, prior to commencement of operations.

The Telecommunications Regulations categorize telecommunication services in China as either basic telecommunications services or value-added telecommunications services. According to the Catalog of Telecommunications Business, attached to the Telecommunications Regulations and issued by MIIT, on December 28, 2015 and last amended on June 6, 2019, online data processing, transaction processing and information services provided via fixed network, mobile network and internet are value-added telecommunication services.

On July 3, 2017, MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on September 1, 2017. The Telecom Permit Measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses and the administration and supervision of these licenses. Operators are required to submit an application within the prescribed period to the original permit-issuing authority with respect to changes in the business scope or the operating entity resulting from shareholder changes or the merger and division of the company as prescribed under relevant regulations.

Regulations on Foreign Investment in the Value-Added Telecommunications Industry

Foreign direct investment in telecommunications companies in China is governed by the Administrative Rules on Foreign-invested Telecommunications Enterprises, or the FITE Regulations, which was issued by the State Council on December 11, 2001 and last amended on February 6, 2016. Under the FITE Regulations, a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China shall not exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a good track record and experience in providing these services. However, under the Circular on Loosening the Restriction on Foreign Shareholdings in Online Data Processing and Transaction Processing Business (for E-commerce), or Circular 196, issued by MIIT on June 19, 2015, foreign investors may hold up to 100% of all equity interest in an online data processing and transaction processing business operating e-commerce in China, while other requirements provided by the FITE Regulations shall still apply. Apart from e-commerce, the 2019 Negative List also provides that foreign investors may hold 100% equity interest in domestic multi-party communications, data collection and transmission services and call centers. The MIIT’s Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, issued on July 13, 2006, requires foreign investors to set up foreign-invested enterprises and obtain a license for value-added telecommunications services. It prohibits domestic companies holding value-added telecommunications services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct this type of businesses in China.

In addition to restricting dealings with foreign investors, the MIIT Circular contains a number of detailed requirements applicable to operators of value-added telecommunications services, including that operators or their shareholders must legally own the domain names and trademarks used in their daily operations and each operator must possess the necessary facilities for its approved business operations and maintain its facilities in the regions covered by its license. The MIIT or its provincial counterparts have the power to require corrective actions after they discover any non-compliance by operators, and where operators fail to take those steps, the MIIT or its provincial counterparts can revoke the value-added telecommunications services licenses.

In view of the foregoing foreign ownership restrictions, we have established several domestic VIEs to engage in the business of value-added telecommunications services. For more information, please see “—C. Organizational Structure—Contractual Arrangements with Shenzhen OneConnect and Shenzhen OneConnect Shareholders.” Due to the lack of interpretative guidance from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements compliant with applicable PRC foreign investment laws and regulations.

Regulations on Internet Information Services

The Administrative Measures on Internet Information Services, or the Internet Information Measures, which was issued by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. Pursuant to the Internet Information Measures, “internet information services” are defined as services that provide information to online users through the internet. The Internet Information Measures require internet information services operators to obtain a value-added telecommunications business operating license, or the ICP License, from the relevant government authorities before engaging in any commercial internet information services operations in China.

In addition, internet information service providers are required to monitor their websites to ensure that they do not contain content prohibited by law or regulation. The PRC government may require corrective actions to address non-compliance by ICP License holders or revoke their ICP License for serious violations. Furthermore, the MIIT Circular on Regulating the Use of Domain Names in Internet Information Services, issued on November 27, 2017 and that took effect on January 1, 2018, requires internet information service providers to register and own the domain names they use in providing internet information services.

Regulations on Mobile Internet Application Information Services

On June 28, 2016, the Cyberspace Administration of China issued the Administrative Provisions on Mobile Internet Application Information Services on June 28, 2016, which took effect on August 1, 2016, requiring internet information service providers, or ICPs, who provide information services through mobile internet applications, or APPs, to authenticate the identity of the registered users, establish procedures for protection of user information, establish procedures for information content censorship and management, ensure that users are given adequate information concerning an APP and are able to choose whether an App is installed and whether or not to use an installed App and its functions and keep records of users’ logs for 60 days. If an ICP violates these regulations, mobile app stores through which the ICP distributes its APPs may issue warnings, suspend the release of its APPs, or terminate the sale of its APPs, and/or report the violations to governmental authorities.

ICPs are also required under the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which was issued on December 16, 2016 and took effect on July 1, 2017, to ensure that APPs, as well as its ancillary resource files, configuration files and user data, can be conveniently uninstalled by a user, unless it is a basic function software (i.e., software that supports the normal functioning of hardware and operating system of a mobile smart device).

Regulations Relating to Information Security and Privacy Protection

Regulations on Information Security

In recent years, PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from abuse or unauthorized disclosure. Pursuant to the Decision on the Maintenance of Internet Security issued by the NPC Standing Committee on December 28, 2000, which was amended on August 27, 2009, persons may be subject to criminal liabilities in China for any attempt to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights and other activities prohibited by relevant laws and regulations.

The Administration Measures on the Security Protection of Computer Information Network with International Connections, issued by the Ministry of Public Security, or MPS, on December 16, 1997 and amended by the State Council of the PRC on January 8, 2011, prohibits using the internet in ways that result in a leak of state secrets or a spread of socially destabilizing content. The MPS has supervision and inspection powers and relevant local security bureaus may also have jurisdiction. If a value-added-telecommunications service license holder violates these measures, the government of the PRC may revoke its value-added-telecommunications service license and shut down its websites.

On November 7, 2016, the NPC Standing Committee promulgated the Cyber Security Law of the PRC, or Cyber Security Law, which took effect on June 1, 2017, pursuant to which, network operators must comply with laws and regulations and fulfil their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks must take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. It also states that: network operator may not collect personal information that is irrelevant to the services it provides or collect or use the personal information in violation of the provisions of laws or agreements between both parties. On May 2, 2017, the Cyberspace Administration of China, or CAC, issued the Measures for the Security Review of Network Products and Services (Trial), which took effect on June 1, 2017, to provide for more detailed rules regarding cyber security review requirements. The Regulations on Cyber Security Supervision and Inspection of Public Security Organs, which was issued by the MPS on September 15, 2018 and came into effect on November 1, 2018, is an important basis for the Public Security Bureau to strengthen the enforcement of the Cyber Security Law.

Pursuant to the Ninth Amendment to the Criminal Law issued by the NPC Standing Committee on August 29, 2015, which took effect on November 1, 2015, any Internet service provider that fails to fulfil the obligations related to internet information security administration as required by applicable laws and refuses rectification orders is subject to criminal penalty for (i) any dissemination of illegal information in large scale, (ii) any severe effect due to leakage of the client’s information, (iii) any serious loss of criminal evidence, or (iv) other severe situation. These amendments also state that any individual or entity that (i) sells or provides personal information to others that violates applicable law, or (ii) steals or illegally obtains any personal information, is subject to criminal penalty for severe violations. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which  took effect on June 1, 2017. It clarifies several concepts regarding the crime of “infringement of citizens’ personal information,” including “citizen’s personal information,” “provision,” and “unlawful acquisition.”

In addition, the PRC General Provisions of the Civil Law, which was issued by the NPC Standing Committee on March 15, 2017 and took effect on October 1, 2017, requires personal information of individuals to be protected. Any organization or individual requiring personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process, or transmit such personal information, or illegally buy, sell, provide, or publish such personal information.

Pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of APPs Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019.

On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service provider and the severe situations of the relevant crimes.

The recommended national standard, Information Security Technology Personal Information Security Specification, puts forward specific refinement requirements on the collection, preservation, use and commission processing, sharing, transfer, public disclosure, etc. Although it is not mandatory, in the absence of clear implementation rules and standards for the law on cyber security and other personal information protection, it will be used as the basis for judging and making determinations. On November 28, 2019, The Notice of Identification Method of Application Illegal Collection and Use of Personal Information was issued, which provides a reference for the identification of App illegal collection and use of personal information, and provides guidance for App operators’ self-inspection and self-correction and netizens’ social supervision.

On December 15, 2019, the Provisions on Ecological Governance of Network Information Content was issued by the Cyberspace Administration of China, which has come into effect on March 1, 2020. These provisions require network information content service platform to perform its duties as the information content administrator, strengthen ecological governance of the network information contents of its own platform, and foster a positive, healthy, progressive and amicable cyber culture.

Regulations on Privacy Protection

On December 13, 2005, the MPS issued the Regulations on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006, requiring internet service providers to utilize standard technical measures for internet security protection.

Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by the MIIT on December 29, 2011 and that took effect on March 15, 2012, ICPs are also prohibited from collecting any personal user information or providing any information to third parties without the consent of the user. The Cyber Security Law provides an exception to the consent requirement where the information is anonymous, not personally identifiable and unrecoverable. ICPs must expressly inform the users of the method, content and purpose of the collection and processing of user personal information and may only collect information necessary for its services. ICPs are also required to properly maintain user personal information, and in case of any leak or likely leak of user personal information, ICPs must take remedial measures immediately and report any material leak to the telecommunications regulatory authority.

In addition, the Decision on Strengthening Network Information Protection issued by the NPC Standing Committee on December 28, 2012 emphasizes the need to protect electronic information that contains individual identification information and other private data. The decision requires ICPs to establish and publish policies regarding the collection and use of personal electronic information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss. Furthermore, MIIT’s Order on Protection of Personal Information of Telecommunications and Internet Users, which was issued on July 16, 2013 and took effect on September 1, 2013, contains detailed requirements on the use and collection of personal information as well as the security measures to be taken by ICPs.

On August 22, 2019, the Cyberspace Administration of China promulgated the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, any Internet service operator should inform that child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, Internet service operators should take measures like encryption when storing children’s personal information.

Regulations Relating to Blockchain

On January 10, 2019, the State Internet Information Office issued the Administrative Regulations on Blockchain Information Services, or the Blockchain Regulations, which took effect on February 15, 2019 to regulate information services provided to the public through internet sites, applications and other means based on blockchain technology or systems. The Blockchain Regulations set forth regulations relating to content security management, record keeping and filing, technical conditions, real identity information authentication, security assessment and information security risks rectification application to blockchain information service providers. Penalties for violating the Blockchain Regulations include warnings, suspension of business, fines, and criminal liability.

According to the Announcement of the Instructions regarding the Safety Assessment Clauses of the Regulations on the Management of Blockchain Information Services issued by the State Internet Information Office on August 9, 2019, enterprises conducting blockchain information services are required to carry out safety assessment measures, such as entrusting qualified assessment agencies to conduct safety assessments or conducting self-assessment of safety risks on blockchain information services, and such enterprises are required to submit the relevant assessment reports to the relevant authorities.

Regulations Relating to Outsourcing Services

In recent years, the PRC government has expressed its support for outsourcing services provided by non-governmental companies.

Regulations on Outsourcing by Banks

The Guidelines for Management of Outsourcing Risks of Banking Financial Institutions, or the Outsourcing Risk Guidelines, issued and effective on June 4, 2010, requires banks engaging in outsourcing to establish outsourcing risk management guidelines and incorporate these guidelines into their overall risk management systems. The Outsourcing Risk Guidelines, which generally regulates outsourcing by banks, defines “outsourcing” as an act whereby a banking financial institution commissions some business activities originally handled by itself to a service provider for sustained operations and such service provider may be an independent third party, a subsidiary, an affiliated company, or a related party established in or outside China by the parent company of the banking financial institution or its affiliates.

To regulate information technology outsourcing by banks, the China Banking Regulatory Commission, or CBRC, which is a predecessor of the CBIRC, issued the Guidelines for Regulating Information Technology Outsourcing Risks of Banking Financial Institutions, or the IT Outsourcing Guidelines, on February 16, 2013, the Circular on Strengthening the Management of Risks Incurred during Offsite and Centralized Information Technology Outsourcing of Banking Financial Institutions, or the Offsite IT Outsourcing Circular, on July 1, 2014 and the Notice of the General Office of the China Banking Regulatory Commission of the Launch of the Regulatory Assessment of the Offsite Centralized Information Technology Outsourcing of Banking Financial Institutions on December 2, 2014.

The IT Outsourcing Guidelines cover “information technology outsourcing,” which is defined as the outsourcing of information technology activities normally undertaken by banking financial institutions such as research and development and consultancy, system operations and maintenance to external service providers. It prohibits the outsourcing of strategic management, risk management and internal audit functions, and other functions that relate to information technology core competitiveness. It also requires outsourcing providers to meet certain information security, business continuity, quality and operational management criteria and qualifications. Under the IT Outsourcing Guidelines, an outsourcing service provider who: (i) severely violates applicable laws, regulation and supervisory policies, (ii) steals or leaks sensitive data of banking financial institutions in case of severe violation, (iii) is negligent in its management resulting in repeated occurrence of key system disruption or data accidents, (iv) provides low quality services, resulting in losses to multiple banking financial institutions and fails to make rectification upon multiple warnings, (v) fails to rectify any issue identified during any risk monitoring and inspection within a given period or (vi) commits other violations or causes other severe information technology accidents, may be prohibited from providing information technology outsourcing services for two or more year.

In addition, the Offsite IT Outsourcing Circular regulates “offsite IT outsourcing,” which is defined as outsourcing provided by service providers that provide services for three or more banking financial institutions or other institutions at the same time offsite by renting of key IT infrastructure facilities or purchase of key infrastructure services by banking financial institutions or where the information system is located, operated and maintained by service providers outside the premises of the financial institution. It requires offsite IT outsourcing providers to comply with applicable banking laws and regulations and be subject to inspection by banking regulators. The Offsite IT Outsourcing Circular also sets forth certain due diligence, risk assessment and management, outsourcing contract, reporting and audit requirements.

Regulations on Outsourcing by Insurers

Various guidelines regulate outsourcing by insurance companies, including Guidelines for Information Technology of Insurance Companies (Trial) issued on November 16, 2011, which set outs the requirements and prudential standards for information technology outsourcing by insurance companies. The insurance company shall not outsource its information system security to any third party.

Regulations Relating to Loan Facilitation

On December 1, 2017, the Group Head Office of Internet Financial Risk Special Rectification and the Group Head Office of the P2P Network Loan Risks jointly issued the Notice on the Regulation and Rectification of the “Cash Loan” Business, or Circular 141, which regulates “cash loan” businesses conducted by internet micro-finance companies, banking financial institutions and online lending information intermediaries. Circular 141 defines “cash loans” as loans that are unrelated to the circumstances of their use, with no designated use for the loan proceeds, no qualification requirement for the borrower and no collateral for the loan. The definition of a cash loan under Circular 141 is vague and subject to further regulatory interpretation. Circular 141 sets forth various prohibitions and obligations on banking financial institutions participating in “cash loan” businesses, including that: (i) extension of loans jointly with any third-party institution that has not obtained approvals for the lending business, or funding to such institutions for the purpose of extending loans in any form, is prohibited; (ii) with respect to a lending business conducted in collaboration with a third-party institution, outsourcing of the core business (including the credit assessment and risk control) is prohibited, and any credit enhancement service, whether or not in disguised form (including the commitment to bear the risk of default), provided by any third-party institutions without guarantee qualification are also prohibited, and (iii) banking financial institutions must require and ensure that such third-party institutions do not collect any interest or fees from the borrowers. Any violation of Circular 141 may result in criminal liability and various penalties, including suspension or cessation of business operations, sanctions, rectification, rejection of filing, and revocation of license.

In addition, the Notice on Specific Rectification Implementation Plans for Risk of Online Microfinance Businesses of Microfinance Companies, or Circular 56, provides that the online lending business conducted by microfinance companies in collaboration with a third-party institution, may not include any credit enhancement service in disguised form (including the provision of a “drawer agreement” guarantee) or underlying commitments by the third-party institution. Third-party institutions collaborating with microfinance companies are also prohibited from collecting any interest or fees from borrowers. Violation of Circular 56 may result in various penalties.

On August 1, 2019, the General Office of the State Council issued and promulgated the Guidance on Promoting the Healthy Development of the Platform Economy, which provides that the market-access management and supervision of financial services provided through online platforms in the finance sector are regulated by the laws, regulations and other relevant rules. In addition, entities conducting financial information intermediaries services and transaction-matching services are subject to the market-access management pursuant to relevant laws.

Regulations Relating to Private Investment Funds

The Securities Investment Fund Law of PRC, issued by the NPC Standing Committee on October 28, 2003 and amended on April 24, 2015, governs the administration and supervision of securities investment funds, which includes private investment funds. In addition, private investment funds are regulated by rules and regulations enacted by the China Securities Regulation Commission, or CSRC, and the Asset Management Association of China, or AMAC.

The CSRC issued the Interim Measures for the Supervision and Administration of Private Investment Funds, or the Interim Measures, which took effect on the same date. Under the Interim Measures, “private funds” are investment funds established by raising capitals from qualified investors (as defined in the Interim Measures) in a non-public manner within the territory of the PRC. The Interim Measures contains provisions relating to fund manager registration, private fund record keeping and filing requirements, qualified investor systems, regulations on fund raising by private funds, industry self-regulation and the supervision and administration measures of private funds.

Under the Interim Measures, the establishment of management institutions of private funds and the formation of private funds are not subject to administrative examination and approvals. However, fund managers are subject to a maximum number of qualified investor limits, required to register with the AMAC and must comply with its record keeping and filing requirements, in particular the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation) issued by AMAC on January 17, 2014 that took effect on February 7, 2014.

According to the Administration Measures for the Funding Raising of Private Investment Funds, or the Fund Raising Measures, issued on April 15, 2016 and effective from July 15, 2016, only two kinds of institutions are qualified to conduct fund raising for private investment funds: (a) private fund managers registered with the AMAC (only applicable when raising funds for the funds established and managed by themselves); and (b) fund distributors with a fund distribution license who are AMAC members in case of authorization of such private fund managers. In addition, the Fund Raising Measures set forth detailed procedures for conducting fund raising business, and also require fund management service providers to comply with certain anti-money laundering requirements. On December 23, 2019, AMAC issued the Notice regarding the Filing Procedure for Private Investment Funds, which clarifies the procedural requirements upon the completion of fund raising by private investment funds, and specifies the scope of material issues to be filed with AMAC.

On December 7, 2018, AMAC released the Notice for Private Fund Manager Registration, or the Notice, which set further requirements for the registration and ongoing compliance matters for private fund managers.

The Head Office of the Group for the Special Remediation of Internet Financial Risks issued the Notice on Strengthening the Renovation of Asset Management Business through the Internet and Launching Acceptance Work, or Circular 29, on March 28, 2018. Circular 29 states that an asset management business conducted through the internet is subject to the oversight of financial regulatory authorities and the relevant licensing requirements. Any public issuance or sale of asset management products through the internet would be deemed to be a financing business and the relevant asset management licenses or permits are required to conduct such business. Any entities, including internet asset management platforms, are not allowed to publicly raise funds through “directed commission plans,” “directed financing plans,” “wealth management plans,” “asset management plans,” “transfers of right to earnings” or similar products, or to act as an agent for any type of trading exchanges to sell asset management products without permission. Circular 29 also provides a grace period from April 2018 to the end of June 2018 for the relevant entities to make necessary rectifications. In the event of non-compliance, the competent PRC authority may impose administrative penalties, which include, deregistration of telecommunication business license, websites bans, removal of mobile APP and/or revocation of industrial and commercial business license.

Regulations Relating to Insurance Adjustment

The Assets Appraisal Law of the PRC, or the Asset Appraisal Law, issued by the NPC Standing Committee on July 2, 2016 and effective on December 1, 2016, regulates the asset assessment business and defines “asset appraisal activity” as the professional service activity of appraisal organizations and their appraisal professionals to assess, estimate, and issue assessment reports on real estate, movable property, intangible assets, corporate value, asset loss or other economic interests.

On November 28, 2016, the China Insurance Regulatory Commission, or CIRC, which is the predecessor of the CBIRC, issued the CIRC Notice on the Filing of Insurance Adjustment Institutions, which provides that the license system for insurance adjustment businesses will no longer be implemented effective December 1, 2016, and insurance adjusters engaging in this business will instead file with the CIRC according to law. This filing requirement was clarified in the CIRC Notice on the Filing and Supervision of the Insurance Adjustment Business, or Notice No. 165, issued by the CIRC on June 30, 2017, which provides: (i) that institutions engaging in the insurance adjustment business must meet the requirements of the Asset Appraisal Law and complete filing formalities with the insurance regulatory department, (ii) imposes certain working capital, risk management and custodial requirements on insurance adjusters, (iii) insurance adjusters are required to have a certain number of qualified professional insurance assessors and (iv) existing insurance adjusters must complete certain filing requirements during the transition period.

On February 1, 2018, the CIRC issued the Regulatory Provisions on Insurance Adjusters, which took effect on May 1, 2018. It provides more detailed requirements relating to the operations of an insurance adjustment business and insurance adjusters, including (i) filings procedures, (ii) minimum number of qualified insurance adjuster shareholders and insurance adjuster shareholdings, (iii) insurance adjuster registration professional risk fund requirements and (iv) fines and penalties, including suspension, imposable by the CIRC for violations. The CBIRC issued the Notice on Allowing Overseas Investors to Operate Insurance Adjuster Business in China on June 19, 2018, which permits insurance adjuster organizations established in China by overseas insurance adjusters that have three or more years of operational experience to operate insurance adjuster businesses upon compliance with the Regulatory Provisions on Insurance Adjusters.

Regulations Relating to Electronic Certification Service

The Administrative Measures of the Electronic Certification Service, which were promulgated by the MIIT on February 8, 2005, amended on February 28, 2009, and last amended on April 29, 2015, provide that all entities providing electronic certification service shall obtain the Electronic Certification Service License from the MIIT. Pursuant to the Administrative Measures of the Electronic Certification Service, electronic certification service providers shall establish a security management system, an internal-auditing system and a security system. In addition, electronic certification service providers shall formulate business rules for electronic certification and corresponding certification policies, and issue such rules and policies to the public and file with the MIIT. If any electronic certification service provider fails to take such steps, the MIIT has the power to require corrective actions, make warning notice, and impose fines accordingly.

The Administrative Measures of the E-government Electronic Certification Service (Trial Implementation), or the Administrative Measures, which were promulgated on October 20, 2009 by the SCA and effected on November 1, 2009, stimulate that all of the electronic certification service providers for the E-government shall establish an operation management system for e-government electronic certification infrastructure, a security access policy, a software controlling process, an internal auditing mechanism and a disaster recovery and emergency response mechanism. Pursuant to the Administrative Measures, electronic certification service providers are also required to conduct annual safety assessment and rectify identified issues.

The Administrative Measures for the Electronic Certification Service Cryptography, which were promulgated on October 28, 2009 by the SCA and last amended on December 1, 2017, provide that all electronic certification service providers shall obtain an Electronic Certification Service License for Cryptography Usage. Pursuant to the Administrative Measures for the Electronic Certification Service Cryptography, the SCA and its provincial cryptography management departments shall supervise and inspect the operation of electronic certification service providers. If any electronic certification service provider fails to meet the licensing requirements, the SCA has the power to order it to rectify and comply with the requirements within a certain period of time or even revoke its Service License as the SCA deems necessary. Any entity providing the electronic certification services regarding the public health, shall obtain the Electronic Certification Service License issued by the MIIT pursuant to the Administrative Measures on Electronic Certification Service of Health System (Trial Implementation), which were promulgated by the Ministry of Health on December 25, 2009 and became effective on the same date.

The Circular of the Guangdong Provincial People’s Government on Printing and Distributing the Mutual Recognition Measures of Electronic Signature Certificates in Guangdong and Hong Kong, which was promulgated by the General Office of the People’s Government of Guangdong Province on July 20, 2012 and became effective on the same date, provides that electronic certification service agencies conduct the mutual recognition of electronic signature certification shall pass annual assessments by the relevant authorities. If any electronic certification service agency violates the relevant rules, and refuses to rectify, the operation of such agency shall be suspended by the Guangdong Provincial Economic and Information Technology Commission or the Office of the Information and Technology Supervisor of Hong Kong.

The Circular on the Transition of Relevant Administration Policies after Removal of Four Administrative Licensing Items Including the Examination and Approval for Commercial Encryption Product Manufacturers, or the Circular, which was promulgated by the SCA on October 11, 2017 and became effective on the same date, provides that the SCA and its provincial cryptography management departments no longer accept applications for the approval of four kinds of administrative licenses, which include the Certificate for the Production of Commercial Cryptographic Products, the Certificate for the Sales of Commercial Cryptographic Products, the Certificate of the Use of Cryptographic Products Produced Abroad, the Permit for the Use of Cryptographic Products by Overseas Organizations or Individuals. However, pursuant to the Circular, any entity that has obtained the Model Certificate of Commercial Encryption Products shall continuously make annul filings to the relevant local departments of the SCA regarding its sales record of commercial encryption products in the preceding year.

The PRC Electronic Signature Law was promulgated on August 28, 2004 and last amended on April 23, 2019 by the NPC Standing Committee. According to the PRC Electronic Signature Law, electronic certification service providers are required to obtain the Electronic Certification License, formulate the electronic certification service rules, and file such rules with the competent authority.

The PRC Cryptography Law was issued by the NPC Standing Committee on October 26, 2019 and became effective on January 1, 2020. The PRC Cryptography Law provides the classification principle of core cryptography, ordinary cryptography and commercial cryptography, and specifies that commercial cryptography service providers are required to comply with the relevant laws, administrative regulations, mandatory national standards on commercial cryptography and the technical requirements of their disclosed standards.

Regulations Relating to Taxation

Regulations on Enterprise Income Tax

On March 16, 2007, the NPC Standing Committee issued the Enterprise Income Tax Law of the PRC, which took effect on January 1, 2008, or the Old EIT Law. On December 6, 2007, the State Council enacted the Implementation Rules for the Enterprise Income Tax Law of the PRC, or the EIT Rules, which also took effect on January 1, 2008 and was amended on April 23, 2019. The Old EIT Law was amended on February 24, 2017 and December 29, 2018. The Old EIT Law, as amended, and the EIT Rules are collectively referred to as the EIT Law. According to the EIT Law, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with the PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control entity is within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but (i) have entities or premises in China, or (ii) have no entities or premises but have income generated from China. According to the EIT Law, foreign-invested enterprises in the PRC are subject to a uniform enterprise income tax rate of 25%. A non-resident enterprise that has an establishment or premises within the PRC must pay enterprise income tax at a rate of 25% on its income that is derived from such establishment or premises inside the PRC and that is sourced outside the PRC but is actually connected with the said establishment or premises. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC.

Enterprises that are recognized as high and new technology enterprises in accordance with the Notice of the Ministry of Science, the Ministry of Finance and the State Administration of Taxation on Amending and Issuing the Administrative Measures for the Determination of High and New Tech Enterprises are entitled to enjoy a preferential enterprise income tax rate of 15%. Pursuant to the Administrative Measures for the Recognition of High and New Technology Enterprises, the validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate of high and new technology enterprise. An enterprise can re-apply for such recognition as a high and new technology enterprise before or after the previous certificate expires.

On February 3, 2015, the State Administration of Taxation, or SAT, issued the Announcement on Several Issues Concerning Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or Circular 7. Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny of, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in the PRC, immovable property in the PRC, and equity investments in PRC resident enterprises), or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interest in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose PRC enterprise income tax at a rate of a 10% on the non-resident enterprise. On the other hand, indirect transfers falling into the scope of the safe harbors under the Circular 7 may not be subject to PRC tax under the Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017 and was amended on June 15, 2018. According to SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income.

Under the SAT Circular 7 and the Law on the Administration of Tax Collection issued by the NPC Standing Committee on September 4, 1992 and last amended on April 24, 2015, in the case of an indirect transfer, entities or individuals that are obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity must declare and pay tax to the tax authorities in charge within seven days from the occurrence of the tax payment obligation. Where the withholding agent does not make withholding, and the transferor of equity does not pay the payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with Circular 7.

Regulations on Dividend Tax

Pursuant to the SAT Circular on Relevant Issues relating to the Implementation of Dividend Clauses in Tax Agreements, which took effect on February 20, 2009, all of the following requirements must be satisfied to enjoy the preferential tax rates provided under the tax agreements: (1) the tax resident that receives dividends should be a company as provided in the tax agreement; (2) the equity interest and voting shares of the PRC resident company directly owned by the tax resident satisfy the percentages specified in the tax agreement; and (3) the equity interest of the PRC resident company directly owned by such tax resident at any time during the 12 months prior to receiving the dividends satisfy the percentage specified in the tax agreement.

The EIT Law provides that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. The income tax on the dividends may be reduced pursuant to a tax treaty between China and other applicable jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Tax Avoidance Arrangement, issued by the SAT on August 21, 2006 that took effect on December 8, 2006, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the in-charge tax authority. However, based on the SAT Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, issued and effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the SAT Announcement of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, issued on February 3, 2018 and effective from April 1, 2018, to determine the “beneficial owner” status of a resident of the treaty counterparty seeking to enjoy tax treaty benefits, a comprehensive analysis must be carried out in accordance with the factors set out in the announcement.

On August 27, 2015, the SAT issued the Announcement on Promulgating the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, which took effect on November 1, 2015 and was amended on June 15, 2018. The aforementioned announcement was repealed by the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which was propagated on October 14, 2019 and took effect on January 1, 2020. Under such announcement, non-resident taxpayers meeting conditions for enjoying the convention treatment may be entitled to the convention treatment themselves when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities. Such taxpayers who make their own declaration must self-assess whether they are entitled to tax treaty benefits, make truthful declarations and submit the relevant reports, statements and materials required by the relevant tax authorities.

Regulations on Value-added Tax

All entities and individuals engaged in the sale of goods, provision of processing, repairs and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax, or the VAT, in accordance with the Provisional Regulations on Value-added Tax of the PRC, or the Provisional Regulations on VAT, and its implementation rules, or collectively, the VAT Law. The Provisional Regulations on VAT, which was issued by the State Council on December 13, 1993 and took effect on January 1, 1994, was amended by the Notice of Adjustment of VAT Rates issued on April 4, 2018 and by the Notice of Strengthening Reform of VAT Policies issued on March 20, 2019. Pursuant to the VAT Law, VAT payable is calculated as “output VAT” minus “input VAT”. The rate of VAT varies among 13%, 9% and 6% depending on the product type.

In accordance with the Circular of the Ministry of Finance and SAT on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax, issued on March 23, 2016 and effective from May 1, 2016, upon approval of the State Council of the PRC, the pilot program of the collection of VAT in lieu of business tax shall be promoted nationwide in a comprehensive manner as at May 1, 2016.

Regulations Relating to Intellectual Property

Regulations on Trademark Law

Trademarks in the PRC are governed by the Trademark Law of the PRC, last amended on April 23, 2019 and effective on November 1, 2019, and the Regulations for the Implementation of Trademark Law of the PRC, last amended on April 29, 2014 and effective on May 1, 2014. The Trademark Office of the National Intellectual Property Administration, or Trademark Office, is responsible for the registration and administration of trademarks throughout the PRC and the Trademark Review and Adjudication Board of the SAMR under the State Council is responsible for handling trademark disputes.

Registered trademarks in the PRC refer to trademarks that have been approved and registered by the Trademark Office, including commodity trademarks, service trademarks, collective marks and certification marks. A trademark registrant will enjoy an exclusive right to use the trademark, which will be protected by laws and regulations. Any visible mark in the form of word, graphic, alphabet, number, 3D (three-dimension) mark, color combination or the combination of these elements that can distinguish the commodities of the natural person, legal person or other organizations from those of others can be registered as a trademark. A trademark for which an application is filed for registration must be distinctive to be distinguishable, and may not go against the legitimate rights previously obtained by others. A trademark registrant is entitled to include the words “Registered Trademark” or a sign indicating that it is registered.

Any of the following acts will be an infringement upon the right to exclusive use of a registered trademark: (1) using a trademark that is identical to a registered trademark on the same kind of commodities without a license from the registrant of the registered trademark; (2) using a trademark that is similar to a registered trademark on the same kind of commodities, or using a trademark that is identical or similar to the registered trademark on similar goods without a license from the registrant of the registered trademark, if the use is likely to cause confusion; (3) selling commodities that infringe upon the right to exclusive use of a registered trademark; (4) counterfeit or unauthorized production of the label of another’s registered trademark, or sale of any such label that is counterfeited or produced without authorization; (5) changing a registered trademark and putting the commodities with the changed trademark into the market without the consent of the registrant of the registered trademark; (6) providing, intentionally, facilitation for activities infringing upon others’ exclusive right of trademark use, and facilitating others to commit infringement on the exclusive right of trademark use; or (7) causing other damage to the right to exclusive use of a holder of a registered trademark. In the event of infringement of the registered trademark above that leads to disputes, the parties concerned may settle such disputes through negotiations; if no negotiation is prospective or fails, the trademark registrant or any interested party may file a lawsuit before the People’s Court or request the administrative department for industry and commerce for handling.

Regulations on Patent Law

Patents in the PRC are mainly protected under the Patent Law of the PRC, or the Patent Law, which was issued by the NPC Standing Committee on March 12, 1984 and last amended on December 27, 2008, and its implementation rules, which were promulgated by the State Council of the PRC on June 15, 2001 and last amended on January 9, 2010. The Patent Law and its implementation rules provide for three types of patents: “invention,” “utility model” and “design.” “Invention” refers to any new technical solution relating to a product, a process or improvement thereof; “utility model” refers to any new technical solution relating to the shape, structure, or their combination, of a product, which is suitable for practical use; and “design” refers to any new design of the shape, pattern, color or the combination of any two of them, of a product, that creates an aesthetic feeling and is suitable for industrial application. Invention patents are valid for 20 years, while design patents and utility model patents are valid for 10 years, each calculated from the date of application. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

If a dispute arises due to patent infringement, the dispute must be settled through consultation involving both parties. If one or both parties are unwilling to submit to consultation, or if the consultation fails, then the patentee or any interested party may initiate legal proceedings in the People’s Court, or request the patent administrative department to handle the matter.

Regulations on Domain names

Domain names are protected under the Administrative Measures on Internet Domain Names, or Domain Name Measures, issued by the MIIT on August 24, 2017 and effective as of November 1, 2017. The Domain Name Measures regulate efforts to undertake internet domain name services as well as the operation, maintenance, supervision and administration thereof and other relevant activities within the territory of the PRC. A person that has domain name root servers, an institution for operating domain name root servers, a domain name registry and a domain name registrar operating within the territory of the PRC must obtain a permit for this purpose from the MIIT or the relevant communications administration of the local province, autonomous region or municipality. Under the Domain Name Measures, domain name owners must register their domain names, and the MIIT is in charge of the administration of PRC internet domain names. In the case of infringement, the telecommunications authority will take measures to stop the infringer and give it a warning or impose a fine of more than RMB10,000 but less than RMB30,000 depending on the seriousness of the case.

Regulations on Copyright and Software Products

Under the Copyright Law of the PRC issued by the NPC Standing Committee on September 7, 1990, which was last amended on February 26, 2010 and took effect on April 1, 2010, works of Chinese citizens, legal persons or other organizations, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Similarly, under the Computer Software Protection Regulations issued by the State Council on June 4, 1991, last amended on January 30, 2013 and effective on March 1, 2013, Chinese citizens, legal persons and other organizations shall enjoy copyright on the software they develop, regardless of whether the software has been released publicly. Software copyright commences from the date on which the development of the software is completed. A software copyright owner may register with the software registration institution recognized by the copyright administration department of the State Council of the PRC. A registration certificate issued by the software registration institution is a preliminary proof of the registered items. The protection period for software copyright of a legal person or other organizations shall be fifty years, concluding on December 31 of the fiftieth year after the software’s initial release. In order to further implement the Computer Software Protection Regulations, the National Copyright Administration issued the Measures for the Registrations of Computer Software Copyright effective on February 20, 2002, which provides procedures for software copyright registration, license contract registration and transfer contract registration. The Copyright Protection Center of the PRC is mandated as the software registration institution under the regulations.

Regulations Relating to Labor

Regulations on Labor Contract

The main PRC employment laws and regulations applicable to us include the Labor Law of the PRC, or the Labor Law, the Labor Contract Law of the PRC, or the Labor Contract Law, the Implementing Regulations on the Labor Contract Law of the PRC and other relevant laws and regulations.

The Labor Law was issued by the NPC Standing Committee on July 5, 1994, took effect on January 1, 1995, and was last amended on December 29, 2018. Under this law, employers should enter into employment contracts with their employees based on the principles of equality, consent and agreement through consultation. Wages will be paid based on the policy of performance, equal pay for equal work, lowest wage protection and special labor protection for female worker and juvenile workers. The Labor Law also requires employers to establish and effectively implement a system of ensuring occupational safety and health, educate employees on occupational safety and health, preventing work-related accidents and reducing occupational hazards. Employers are also required to pay their employees’ social insurance premiums.

The Labor Contract Law was issued by the NPC Standing Committee on June 29, 2007, amended on December 28, 2012 and took effect on July 1, 2013. Under this law and its implementing regulations, enterprises established in the PRC must enter into employment agreements with their employees to provide for the term of employment, job duties, work time, holidays and statutory payments, labor protection, working condition and occupational hazard prevention and protection and other essential contents. Both employers and employees will duly perform their duties. The Labor Contract Law also provides for the scenario of rescission and termination. Except for certain situations explicitly stipulated in the Labor Contract Law that are not subject to economic compensation, economic compensation shall be paid to the employee by the employer for the rescission or termination of the employment agreement.

Regulations on Social Insurance and Housing Provident Funds

Pursuant to the Social Insurance Law of the PRC, which was promulgated by the NPC Standing Committee on October 28, 2010, effective on July 1, 2011 and last amended on December 29, 2018, the PRC established social insurance systems such as basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. Employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, work-related injury insurance and maternity insurance. Employers must apply for completion of social security registration with the local social security agency within 30 days from the date of incorporation with their business license, registration certificate or corporation seal. Employers that fail to complete social security registration will be ordered by the social security administrative authorities to make correction within a stipulated period; where correction is not made within the stipulated period, the employers will be subject to fines ranging from one to three times the amount of the payable social security premiums, and the person(s)-in-charge who is/are directly accountable and other directly accountable personnel will be subject to fines ranging from RMB500 to RMB3,000. If an employer does not pay the full amount of social insurance premiums as scheduled, the social insurance premium collection institution will order it to make the payment or make up the difference within the stipulated period and impose a daily surcharge equivalent to 0.05% of the overdue payment from the date on which the payment is overdue. If payment is not made within the stipulated period, the relevant administration department will impose a fine from one to three times the amount of overdue payment.

According to the Several Provisions on Implementing the Social Insurance Law of the PRC, or the Provisions, issued by the Ministry of Human Resources and Social Security of the PRC on June 29, 2011 and effective on July 1, 2011, insurance premiums that should be paid by employees will be withheld and paid by the employers. Where an employer fails to withhold and pay the premiums in accordance with the Provisions, the social insurance premium collection institution will order the employer to remit within the prescribed time and impose a daily surcharge equivalent to 0.05% of the overdue payment from the date of default as late payment penalty. Employers may not require employees to pay late payment penalties.

Pursuant to the Regulations on the Administration of Housing Provident Funds, issued by the State Council on April 3, 1999 and last amended on March 24, 2019, employers must complete housing provident funds registration with local housing fund administration centers and open housing fund accounts for their employees in the bank. Employers must, within 30 days from their date of establishment, go through housing provident funds registration with local housing fund administration centers and complete housing provident fund account establishment procedures for employees with the examination and approval documents of the housing provident fund management center within 20 days from completion of registration. The contribution rate of housing provident funds of an employee and employer may not be less than 5% of the monthly average salary in the previous year, and cities with good conditions may properly raise the contribution rate. Employers are required to pay and deposit housing funds on behalf of their employees in full and in a timely manner, and any employer that fails to open such bank account or contribute housing funds may be fined and ordered to make payment within a prescribed time limit. If the employer still fails to do so, the housing fund administration center may apply to the court for enforcement of the unpaid amount.

Pursuant to the Notice of the General Office of the State Council on Promulgation of the Pilot Program for Implementing Consolidation of Maternity Insurance and Basic Medical Insurance for Employees and Opinions of the General Office of the State Council on Comprehensively Promoting the Implementation of the Combination of Maternity Insurance and Basic Medical Insurance for Employees issued on January 19, 2017 and March 6, 2019, maternity insurance and basic medical insurance for employees will be consolidated. On July 20, 2018, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council of the PRC issued the Reform Plan of the State Tax and Local Tax Collection Administration System, or the Reform Plan. Under the Reform Plan, beginning January 1, 2019, tax authorities are responsible for the collection of social insurance contributions in the PRC.

Pursuant to the Interim Measures for Participation in Social Insurance by Hong Kong, Macao and Taiwan Residents in the Mainland, which was promulgated by the Ministry of Human Resources and Social Security on November 29, 2019, effective on January 1, 2020, employers registered in the Mainland China shall contribute basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for Hong Kong, Macao and Taiwan residents who are employed or recruited by them.

Regulations Relating to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal law governing foreign currency exchange in the PRC is the Foreign Exchange Administration Regulations of the PRC. The Foreign Exchange Administration Regulations was enacted by the State Council on January 29, 1996 and implemented on April 1, 1996. On January 14, 1997 and August 5, 2008, the State Council amended the Foreign Exchange Administration Regulations. According to the Foreign Exchange Administration Regulations currently in effect, Renminbi is freely convertible into other currencies for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. But it is not freely convertible for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless prior approval is obtained from the State Administration of Foreign Exchange, or SAFE, or its local counterpart, and prior registration with SAFE is made.

Pursuant to the Regulation of Settlement, Sale and Payment of Foreign Exchange, promulgated on June 20, 1996 by the People’s Bank of China, or the PBOC, and effective on July 1, 1996, foreign-invested enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial supporting documents and, in the case of capital account item transactions, obtaining approvals from SAFE or its local counterpart. Foreign-invested enterprises are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC. However, foreign exchange transactions involving overseas direct investment or investment and exchange in securities and derivative products abroad are subject to registration with SAFE and approval from or filing with the relevant PRC government authorities.

The Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign Invested Enterprises, or SAFE Circular 19, was issued by SAFE on March 30, 2015 and took effect on June 1, 2015, further expanding the extent of convertibility under direct investment. SAFE Circular 19 stipulates that the use of capital funds and exchange settlement funds by foreign-invested enterprises will be subject to foreign exchange management regulations and the implementation of negative list management.

On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or SAFE Circular 16. SAFE Circular 16 unifies the Discretional Foreign Exchange Settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to foreign exchange capital in the capital account that has been confirmed by the relevant policies subject to the Discretional Foreign Exchange Settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) and which can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19, or SAFE Circular 16, could result in administrative penalties under the Regulations of the People’s Republic of China on Foreign Exchange Control and relevant provisions.

Furthermore, SAFE Circular 16 stipulates that the use of foreign exchange income of capital accounts of foreign-invested enterprises must follow the principles of authenticity and self-use within the business scope of enterprises. Foreign exchange income of capital accounts and capital in Renminbi obtained by foreign-invested enterprises from foreign exchange settlement may not be directly or indirectly used for the following purposes: (i) payment outside of the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) investment in securities or financial schemes other than bank-guaranteed products unless otherwise provided by relevant laws and regulations; (iii) granting loans to non-connected enterprises, unless otherwise permitted by its business scope; and (iv) construction or purchase of real estate that is not for self-use (except for the real estate enterprises).

On January 26, 2017, SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks must check board resolutions regarding profit distribution, the original versions of tax filing records and audited financial statements; and (ii) domestic entities must hold income to account against previous years’ losses before remitting profits. Moreover, pursuant to Circular 3, domestic entities must make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 25, 2019, the SAFE issued the SAFE Circular 28. The SAFE Circular 28 cancels the restrictions on the domestic equity investment with capital of non-investment foreign-invested enterprises, including the capital obtained from foreign exchange settlement. Such investments should be real and should be in compliance with the relevant laws, regulations and rules, including the provisions of the 2019 Negative List. In addition, the SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

On April 10, 2020, the SAFE issued the Notice on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business. It stipulates that on the premise of ensuring the true and compliant use of funds and compliance with the existing regulations on use of income under the capital account, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing for domestic payment, without prior provision of proof materials for veracity to the bank for each transaction.

Regulations on Dividend Distribution

Pursuant to the laws and regulations on foreign investment, wholly foreign-owned enterprise in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China must allocate at least 10% of their respective accumulated after-tax profits each year, after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until these reserves have reached 50% of the registered capital of the enterprises. A PRC company may not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. These reserves are not distributable as cash dividends.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

On July 4, 2014, SAFE promulgated the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or Circular 37, for the purpose of simplifying the approval process and for the promotion of the cross-border investment. Circular 37 supersedes the Notice on Relevant Issues on the Foreign Exchange Administration of Raising Funds through Overseas Special Purpose Vehicle and Investing Back in China by Domestic Residents, and revises and regulates the relevant matters involving foreign exchange registration for round-trip investment. Under Circular 37, (1) PRC residents (including PRC entities and PRC individuals) must register with the local SAFE branch before he or she contributes assets or equity interest in an overseas special purpose vehicle, or an Overseas SPV, that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing; and (2) following the initial registration, PRC residents must update their SAFE registration when the offshore special purpose vehicle undergoes material events relating to any change of basic information, including change of such PRC citizens or residents’ name, operation term, increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

Pursuant to the SAFE Circular on Further Simplification and Improvement of Foreign Exchange Administration on Direct Investment, which was promulgated by SAFE on February 13, 2015, effective on June 1, 2015 and amended on December 30, 2019, the registrations described in the preceding paragraph must be directly reviewed and handled by qualified banks, and SAFE and its branches will perform indirect regulation over the foreign exchange registration through qualified banks.

Failure to comply with the registration procedures set forth in Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control the company from time to time are required to register with the SAFE in connection with their investments in the company. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Regulations on Stock Incentive Plans

On February 15, 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Stock Option Rules. According to the Stock Option Rules, individuals participating in any stock incentive plan of any overseas publicly listed company who are Chinese citizens or foreign citizens who reside in mainland China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE or its local branches and complete certain other procedures. These plan participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stock or interests and fund transfers. In addition, the agent in China is required to further amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the mainland Chinese agent or the overseas entrusted institution or other material changes. The Chinese agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in China opened by the Chinese agents before distribution to such PRC residents. Under the Circular of the State Administration of Taxation on Issues Concerning Individual Income Tax in Relation to Equity Incentives promulgated by the SAT and effective from August 24, 2009, listed companies and their domestic organizations must, according to the individual income tax calculation methods for “wage and salary income” and stock option income, lawfully withhold and pay individual income tax on such income.

Regulations on Loans Between a Foreign Company and its Chinese Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in the PRC and is regulated by various laws and regulations, including the Regulation of the PRC on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the Ministry of Finance and implement on March 1, 2003, the Administrative Measures for Registration of Foreign Debts promulgated by SAFE on April 28, 2013 and amended on May 4, 2015 and the Notice of the People’s Bank of China on Matters Concerning the Prudent Macro Management of All Cross-Border Financing promulgated on January 11, 2017. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches. SAFE Circular 28 provides that a non-financial enterprise in the pilot areas may register the permitted amounts of foreign debts, which is as twice of the non-financial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may borrow foreign debts within the permitted amounts and directly handle the relevant procedures in banks without registration of each foreign debt. However, the non-financial enterprise should report its international income and expenditure regularly.

Regulation on Outbound Direct Investment

On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments, or NDRC Order No.11, which took effect on March 1, 2018. According to NDRC Order No.11, non-sensitive overseas investment projects are required to make record filings with the local branch of the NDRC. On September 6, 2014, MOFCOM promulgated the Administrative Measures on Overseas Investments, which took effect on October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries must make record filings with a local branch of MOFCOM. The Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment was issued by SAFE on November 19, 2012 and amended on May 4, 2015 and December 30, 2019, under which PRC enterprises must register for overseas direct investment with local banks. The shareholders or beneficial owners who are PRC entities are required to be in compliance with the related overseas investment regulations. If they fail to complete the filings or registrations required by overseas direct investment regulations, the relevant authority may order them to suspend or cease the implementation of such investment and make corrections within a specified time.

Regulations on M&A Rules

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the SAMR, the CSRC and SAFE, issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which took into effect on September 8, 2006 and were amended on June 22, 2009. Foreign investors are subject to the M&A Rules when they purchase equity interest of a domestic company or subscribe for the increased capital of a domestic company that changes a domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets via such foreign-invested enterprise; or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. The M&A Rules also provide that if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger or acquisition shall be subject to examination and approval by MOFCOM.

The M&A Rules and other recently adopted regulations and rules concerning mergers and acquisitions also establish additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

C.    Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, our variable interest entities, or VIEs, and our VIEs’ principal subsidiaries as of the date of this annual report:

(1)                                 The shareholders of OneConnect Smart Technology Co., Ltd. (Shenzhen), or Shenzhen OneConnect, are Shenzhen Ping An Financial Technology Consulting Co., Ltd., or Ping An Financial Technology; Shanghai Jin Ning Sheng Enterprise Management Limited Partnership, or Shanghai Jin Ning Sheng; Shenzhen Lanxin Enterprise Management Co., Ltd., or Shenzhen Lanxin; and Urumqi Guang Feng Qi Investments Limited Partnership, or Guang Feng Qi, which hold 44.3%, 7.4%, 22.2% and 26.2% equity interest in Shenzhen OneConnect, respectively.

(2)                                 Shenzhen Huaxinhe Information Technology Co., Ltd., Zhuhai Ruisheng Chuangye Investment LLP and Guangzhou Fengxun Shengdao Information Technology Co., Ltd, or Fengxun Shengdao, which hold 81.6%, 15.0%, and 2.3% equity interest in Shenzhen E-Commerce Safety Certificates Administration Co., Ltd., or Shenzhen CA, respectively, have entered into contractual arrangements with Zhang Tong Shun (Guangzhou) Technology Co., Ltd., or Zhang Tong Shun, and Shenzhen CA that allow Zhang Tong Shun to exercise effective control over the business operation of Shenzhen CA and enjoy the relevant economic interests derived from it.

Contractual Arrangements

Contractual Arrangements with Shenzhen OneConnect and Shenzhen OneConnect Shareholders

Foreign ownership of companies that engage in value-added telecommunication services is subject to certain restrictions under Chinese laws and regulations. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interest in a value-added telecommunication service provider other than an e-commerce service provider, a domestic multi-party communications service provider, a data collection and transmission service provider or a call center, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. We are an exempted company incorporated in the Cayman Islands, and our subsidiary Shenzhen OneConnect Technology is considered a foreign-invested enterprise. To comply with the Chinese laws and regulations described above, we primarily conduct our business in China through Shenzhen OneConnect, and its subsidiaries in China, based on a series of contractual arrangements.

The following is a summary of the contractual arrangements made by Shenzhen OneConnect Technology, Shenzhen OneConnect, the shareholders of Shenzhen OneConnect, as well as the shareholders of the direct shareholders of Shenzhen OneConnect, namely Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou, who we refer to as the Indirect Shareholders, and together with the direct shareholders of Shenzhen OneConnect, the Shenzhen OneConnect Shareholders.

Agreement that Allows Us to Receive Economic Benefits from Shenzhen OneConnect

Amended and Restated Exclusive Business Cooperation Agreement

Shenzhen OneConnect Technology and Shenzhen OneConnect entered into an exclusive business cooperation agreement on January 29, 2018, which was amended and restated on September 16, 2019. Pursuant to this agreement, Shenzhen OneConnect Technology or its designated party has the exclusive right to provide Shenzhen OneConnect with business support, technology and consulting services. In exchange for these services, Shenzhen OneConnect will pay Shenzhen OneConnect Technology an annual service fee, equal to Shenzhen OneConnect’s profit before tax, after recovering any accumulated losses of Shenzhen OneConnect and its subsidiaries from the preceding fiscal year, and deducting working capital, costs, expenses, tax and other statutory contributions required for that fiscal year. Without the prior written consent of Shenzhen OneConnect Technology, Shenzhen OneConnect may not accept any services covered by this agreement from any third party, and may not cooperate with any third party in respect of the subject matter of the amended and restated exclusive business cooperation agreement. Shenzhen OneConnect and Shenzhen OneConnect Technology have agreed that Shenzhen OneConnect Technology will exclusively own the proprietary rights, ownership, interests and intellectual property rights produced or created in connection with the performance of this agreement. Unless mutually terminated, this agreement will remain effective for ten years, and it will be automatically renewed for another five years, unless Shenzhen OneConnect Technology objects in writing thirty days prior to the agreement’s expiry.

Agreements that Provide Us with Options to Purchase the Equity Interest in and Assets of Shenzhen OneConnect

Amended and Restated Exclusive Equity Option Agreement and Amended and Restated Exclusive Asset Option Agreement

Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shenzhen OneConnect Shareholders entered into an exclusive equity option agreement and an exclusive asset option agreement on January 29, 2018, which was amended and restated on September 16, 2019. Pursuant to the amended and restated exclusive equity option agreement, the shareholders of Shenzhen OneConnect have irrevocably and unconditionally granted Shenzhen OneConnect Technology or any third party designated by Shenzhen OneConnect Technology an exclusive option to purchase all or a portion of their respective equity interest in Shenzhen OneConnect. The purchase price for these equity interest will be the higher of (i) the nominal price and (ii) the lowest price permitted by applicable PRC law. Pursuant to the amended and restated exclusive asset option agreement, Shenzhen OneConnect has irrevocably and unconditionally granted Shenzhen OneConnect Technology or any third party designated by Shenzhen OneConnect Technology an exclusive option to purchase all or a portion of its assets. Subject to any valuation required by applicable PRC law at the time of the exercise of this option, the purchase price will be the higher of (i) the nominal price and (ii) the lowest price permitted by applicable PRC law.

Shenzhen OneConnect Technology may transfer any of its rights or obligations under the amended and restated exclusive asset option agreement to a third party after providing written notice to Shenzhen OneConnect, and Shenzhen OneConnect Technology may transfer any of its rights or obligations under the amended and restated exclusive equity option agreement to a third party after providing written notice to Shenzhen OneConnect and its shareholders. Without the prior written consent of Shenzhen OneConnect Technology, Shenzhen OneConnect and the relevant Shenzhen OneConnect Shareholders may not, in any manner, among other things, supplement and amend the articles of associations of Shenzhen OneConnect; increase or reduce its registered capital or change the structure of their registered capital in other manners; sell, transfer, pledge or dispose of its assets, legal or beneficial interests in business or revenue or allow any encumbrance on such assets, legal or beneficial interests in business or revenue, outside the ordinary course of business; assume, inherit, guarantee any debt, or allow the existence of any debt, except for debts incurred in the ordinary course of business and debts known and agreed in writing by Shenzhen OneConnect Technology; cause Shenzhen OneConnect to enter into any material contract with value above RMB1 million outside the ordinary course of business; provide loans, credits or guarantees in any form to any other persons outside the ordinary course of business; cause or permit Shenzhen OneConnect to merge, consolidate with, acquire or invest in any other persons; procure or permit Shenzhen OneConnect to sell any assets value RMB1 million or more; or distribute dividends to its shareholders. Under these agreements, the Shenzhen OneConnect Shareholders also undertake that they will not transfer, pledge, or otherwise dispose of their equity interest in Shenzhen OneConnect to any third party or create or allow any encumbrance on their equity interest. Unless terminated upon the parties’ agreement, these agreements will remain effective for ten years, and will be automatically renewed for another five years, unless Shenzhen OneConnect Technology objects to the renewal in writing thirty days prior to these agreements’ expiry.

Agreements that Provide Us with Effective Control over Shenzhen OneConnect

Amended and Restated Equity Pledge Agreement

Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shenzhen OneConnect Shareholders entered into an equity pledge agreement on January 29, 2018, which was amended and restated on September 16, 2019. Pursuant to this agreement, each shareholder of Shenzhen OneConnect has pledged all of its respective equity interest in Shenzhen OneConnect to Shenzhen OneConnect Technology to guarantee the performance of the Shenzhen OneConnect Shareholders and Shenzhen OneConnect of their respective obligations under the amended and restated exclusive option agreements, the amended and restated shareholder voting proxy agreements, the amended and restated exclusive business cooperation agreement and the letters of undertakings, as well as their respective liabilities arising from any breach. If Shenzhen OneConnect or any of the Shenzhen OneConnect Shareholders breaches any obligations under these agreements, Shenzhen OneConnect Technology, as pledgee, may dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of such equity. Each of the Shenzhen OneConnect Shareholders agrees that before its obligations under the contractual arrangements are discharged and the amounts payable prescribed under these agreements are fully paid (other than those for the purpose of performing its obligations under the contractual arrangements) it will not dispose of the pledged equity interest, create or allow any encumbrance on the pledged equity interest that may have material adverse effects on the pledgee’s rights under this agreement without Shenzhen OneConnect Technology’s prior written consent. The amended and restated equity pledge agreement will remain effective until Shenzhen OneConnect and the Shenzhen OneConnect Shareholders have discharged all their obligations and fully paid all the amounts payable under the contractual arrangements. We have completed the registration of the equity pledge with the relevant office of the Administration for Industry and Commerce of China in accordance with applicable PRC law and regulations on February 26, 2018.

Amended and Restated Shareholder Voting Proxy Agreement

Shenzhen OneConnect Technology, Shenzhen OneConnect, the Shenzhen OneConnect Shareholders and the subsidiaries of Shenzhen OneConnect entered into a shareholder voting proxy agreement on January 29, 2018, which was amended and restated on September 16, 2019. Pursuant to this agreement, each shareholder of Shenzhen OneConnect and its subsidiaries irrevocably authorizes the persons designated by Shenzhen OneConnect Technology to act on its behalf to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shenzhen OneConnect and the subsidiaries of Shenzhen OneConnect, such as the right to appoint or designate directors, supervisors and officers, as well as the right to sell, transfer, pledge or dispose of all or any portion of the shares held by such shareholder. The term of the amended and restated shareholder voting proxy agreement is the same as that of the amended and restated business cooperation agreement described above.

Letters of Undertakings

Each Indirect Shareholder signed a letter of undertakings to our company on January 29, 2018 and September 16, 2019, respectively. Under these letters, the signing Indirect Shareholder has separately irrevocably undertaken, in the event of his or her death or loss of capacity or any other events that could possibly affect his or her capacity to fulfil his or her obligations under the contractual arrangement of Shenzhen OneConnect, that he or she will unconditionally transfer his or her equity interest in Shenzhen OneConnect to any person designated by Shenzhen OneConnect Technology and the transferee will be deemed to be a party to the contractual arrangements and will assume all of his or her rights and obligations as such under the contractual arrangements. Each signing Indirect Shareholder represents that his or her spouse has no ownership interest in his or her equity interest in Shenzhen OneConnect. Each signing Indirect Shareholder further represents that in any circumstances, he or she will not, directly or indirectly, commit any conduct, measure, action or omission that is contrary to the purpose and intention of the contractual arrangements, that leads or may lead to any conflict of interest between Shenzhen OneConnect and OneConnect Financial Technology Co., Ltd. and/or its subsidiaries, and that if, during his or her performance of the contractual arrangements, there is a conflict of interest between the signing Indirect Shareholder and OneConnect Financial Technology Co., Ltd. and/or its subsidiaries, the signing Indirect Shareholder will protect the legal interests of Shenzhen OneConnect Technology under the contractual arrangements and follow the instructions of our company.

Spousal Consent Letters

The spouses of Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou each signed a spousal consent letter on January 29, 2018 and September 16, 2019, respectively. Under these letters, each signing spouse respectively agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in Shenzhen OneConnect and the relevant contractual arrangements in connection with such equity interest. The signing spouse unconditionally and irrevocably confirmed that he or she does not have any equity interest in Shenzhen OneConnect and committed not to impose any adverse assertions upon his or her spouse’s respective equity interest. Each signing spouse further confirmed that such equity interest may be disposed of pursuant to the relevant contractual arrangements, and committed that he or she will take all necessary measures for the performance of those arrangements.

Contractual Arrangement with Shenzhen CA and Certain of Its Shareholders

Shenzhen CA and certain of its shareholders holding in the aggregate 98.9% of the equity interest in Shenzhen CA entered into a series of contractual agreements with Zhang Tong Shun in August 2019, which were amended and restated in November 2019. These agreements contain terms substantially similar to the contractual arrangements among Shenzhen OneConnect, Shenzhen OneConnect Shareholders and Shenzhen OneConnect Technology described above.

Pursuant to the share purchase agreement in connection with our acquisition of View Foundation, which was completed on August 30, 2019, we and the selling shareholder of View Foundation will procure Shenzhen Huaxinhe Information Technology Co., Ltd., Zhuhai Ruisheng Chuangye Investment LLP and Fengxun Shengdao to transfer their respective equity interest in Shenzhen CA to our designated entity within a certain period of time after the closing of the acquisition of View Foundation. The transfers of equity interest in Shenzhen CA are subject to reporting procedures to the relevant PRC authorities.

In the opinion of Haiwen & Partners, our PRC counsel:

•                  the ownership structure of (i) Shenzhen OneConnect Technology and Shenzhen OneConnect, and (ii) Zhang Tong Shun and Shenzhen CA does not violate applicable PRC laws and regulations currently in effect; and

•                  except for (a) certain clauses regarding the remedies or reliefs that may be awarded by an arbitration tribunal and the power of courts to grant interim remedies in support of the arbitration and liquidation arrangements of our VIEs, their subsidiaries and/or shareholders, and (b) the circumstance where, in respect of the contractual arrangements binding Shenzhen CA, the minority shareholders of Shenzhen CA which are not the parties to the contractual arrangements may not have the requisite power and authority to execute, deliver or perform the written confirmation on the contractual arrangements binding Shenzhen CA or may not obey such confirmation, the contractual arrangements among (i) Shenzhen OneConnect Technology, Shenzhen OneConnect, its subsidiaries and the Shenzhen OneConnect Shareholders and (ii) Zhang Tong Shun, Shenzhen CA, and the shareholders of Shenzhen CA are valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures such as ours will be adopted or if adopted, what they would provide. If the PRC government finds that the agreements that establish the structure for the operation of Shenzhen OneConnect and Shenzhen CA do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these laws and regulations or their interpretations change, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us” for more details.

D.    Property, Plants and Equipment

Our corporate headquarters are located at 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong Province, PRC. We also have offices in the Hong Kong SAR, Shenzhen, Shanghai, Beijing and Chengdu in China, Singapore, and Jakarta, Indonesia. These facilities have an aggregate of over 38,000 square meters and currently accommodate our management, research and development, sales and marketing, as well as general and administrative activities. Our main IT infrastructure is deployed on Ping An Financial Cloud, so we do not own or lease any data centers in China, the Hong Kong SAR or Singapore. To comply with local data regulatory requirements, we leased a data center in Indonesia.

ITEM 4A.    UNSOLVED STAFF COMMENTS

None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Statements” in this annual report. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.  Operating Results

Overview

We are a leading technology-as-a-service platform for financial institutions in China. Our platform provides cloud-native technology solutions that integrate extensive financial services industry expertise with market-leading technology. We deliver our solutions to financial institutions through an innovative end-to-end model that offers not only technology applications but also technology-enabled business services that together enable our customers to increase revenue, manage risks, improve efficiency, enhance service quality, and reduce costs—helping them achieve digital transformation.

We established our initial operations as the financial technology solution arm of Ping An Group. Since the end of 2015, we started to operate as a separate company in Ping An Group until November 29, 2017 when we ceased to be consolidated with Ping An Group. We continue to enjoy a strong relationship with Ping An Group, as a partner for technology development, a supplier of application scenarios for developing our products, and a flagship customer showcasing our capabilities. Our strategic partnership with Ping An Group has contributed to and we expect it to continue to contribute to our future growth.

We believe that partnering with our financial institution customers is important in driving our success. Under our “adopt-deepen-integrate” customer-development approach, we provide “hook products” to financial institutions, at low or even no charge, to attract usage. We subsequently seek to deepen our relationships with these customers through cross-selling to them higher margin products and, ultimately, platform integration. On average, each of our premium customers purchased 2.7 products in 2019, growing from 1.7 in 2016. Our net expansion rate in 2019 for our 2018 customers was 119%, and our net expansion rate in 2019 for our 2018 premium customers was 84%.

We have adopted a transaction-based revenue model that enables us to participate in our customers’ growth and achieve visible revenue streams that are fast-growing and highly recurring. Under this revenue model, we primarily price our solutions based on the transaction volume generated on our platform or our financial institution customers’ other usage of it. We monetize a variety of transaction types, including loans generated, claims processed, databases queried and API calls made. We believe this model allows financial institutions to quickly adopt and begin using our platform, which allows our platform to form an extensive customer base and further capture greater value-upside. In 2019, 73.9% of our revenue was transaction based. In addition to technology applications, we also provide our financial institution customers with business services to enable them to grow their business with our extensive industry expertise and customer insights.

We have achieved significant growth in our client base and revenues. Our customer base had increased from over 1,600 as of December 31, 2016 to over 3,700 as of December 31, 2019. We are a leading technology-as-a-service platform for financial institution customers in China. As of December 31, 2019, our broad customer base includes all of China’s major banks, 99% of its city commercial banks, and 52% of its insurance companies, collectively reaching hundreds of millions of end-customers. Since our establishment in December 2015, our platform has supported Chinese financial institutions in serving RMB1.9 trillion of transactions for their end-customers. Through our platform, in 2019 on a daily basis, we facilitated over 149,000 anti-fraud checks, 4.3 million credit risk assessments, and the processing of approximately 13,800 auto insurance claims. Our revenue increased by 142.9% from RMB581.9 million in 2017 to RMB1,413.5 million in 2018, and further by 64.7% to RMB2,327.8 million (US$334.4 million) in 2019.

Key Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting the spending on technology and business by financial institutions in China, which include China’s overall economic growth and the growth of its financial industry, competitive landscape for technology and business spending by financial institutions, financial institutions’ acceptance of advanced technology services, and regulation and policies affecting technology services and financial institutions. Unfavorable changes in any of these general conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

While our business is influenced by general factors affecting the spending on technology and business by financial institutions in China, we believe that our results of operations are more directly affected by certain company-specific factors, including:

Growth of Customer Transaction Volume and Depth of Our Customer Relationships

We focus on a transaction-based revenue model, where we initially provide implementation services and later on charge our financial institution customers based on the transaction volume generated on our platform or their other usage of it. As a result, our results of operations largely depend on the growth of our customers’ transaction volume, which in turn, is affected by the effectiveness of our solutions. For example, we provide our customers with a set of tailored business services to catalyze transaction volume. As our customers’ transaction volume increases, we are able to generate more transaction-based fee revenue. We have experienced rapid growth in our transaction volume. For example, transaction volume for our risk management—retail banking solution and our risk management—SME banking solution increased by 127.8% and 293.7%, respectively, from 2018 to 2019. In addition, our transaction volume for our auto insurance operations and services solution increased by 314.9% from 2018 to 2019.

We pursue a three-step “adopt-deepen-integrate” approach to establish and solidify our partnership with our customers. Under this approach, we strategically provide hook products, at low or even no charge, to encourage the adoption of our products. As a result, many of our customers, including a significant majority of our basic customers, are non-paying customers. Once a customer adopts our platform, we focus on increasing its use of our solutions and the value it creates on our platform. We promote cross-selling of our solutions so that we become an integral part of the customer’s operations. Our ability to increase revenue from our existing customers, and convert non-paying customers into revenue-generating customers and further increase their transaction volume, will be critical to increasing our revenue. Our net expansion rate, which is a key measurement of the expansion of our customer relationship on a year-on-year basis, was 119% in 2019 for our 2018 customers, and 224% in 2018 for our 2017 customers. The decrease of net expansion rate in 2019 compared to 2018 was as a result of our continuous efforts in optimizing our product mix.

Since the recent outbreak of COVID-19, our operations have been affected by delays in project implementation, client interactions and general uncertainties surrounding the effective and timely constraint of the COVID-19. These had a negative impact on our customer’s usage of our solutions, and as a result, our revenue. While we have been proactively working with existing and new customers to assist their shift to cloud-based solutions amid the interruptions, we cannot assure you these initiatives and efforts will successfully mitigate the impact. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face risks related to natural disasters, health epidemics, civil and social disruption and other outbreaks, which could significantly disrupt our operations.”

Our Ability to Continue Our Strategic Partnership with Ping An Group

Ping An Group is our strategic partner and our most important customer and supplier. We have partnered with Ping An Group to jointly develop new technology and applications, and Ping An Group provides us support in technology and infrastructure, in particular cloud infrastructure. Ping An Group also provides us with a diverse and reliable source of real-life application scenarios to validate and prove our technology. Many of our customer insights and innovative solutions are first initiated and tested within the Ping An Group ecosystem.

We have provided a number of services, including those for customer acquisition and management, risk management, operation and product optimization, to Ping An Group. Our revenue from Ping An Group and its associates as a percentage of our total revenue decreased from 2017 to 2018 and further to 2019. We expect Ping An Group and its associates will continue to be our most important customers, although we may be less reliant on their revenue contributions over time. In addition to our direct revenue from Ping An Group and its associates, we also had revenue from lending solutions that we provided to customers that we had direct contracts with, and provided direct services to, where payments for these services were made through contractual arrangements that we have with Ping An Group and its associates. Our strategic partnership with Ping An Group has contributed to our growth significantly, and we expect it to remain important to our growth and success.

Our Ability to Commercialize and Market Our Services and Solutions

Our results of operations are affected by our ability to successfully commercialize and market our technologies. This, in turn, depends on our technology leadership and our innovation to develop and design easy-to-deploy, scalable and secure solutions to address financial institutions’ unserved or under-served needs. Our results of operations also depend on the effectiveness of our customer acquisition and relationship management strategies, as well as customers’ acceptance of our transaction-based pricing model.

Expansion of Our Customer Base

Our growth depends on our ability to expand our customer base, which mainly consists of financial institutions. The number of our customers increased from over 1,600 at the end of 2016 to over 3,700 at the end of 2019, and the number of our premium customers increased from 40 in 2017 to 473 in 2019. Expanding our customer base, especially our premium customers, supports our sustainable growth. We are also focused on increasing revenue from our third-party customers, which refer to customers with revenue contribution of less than 5% of our total revenue in the relevant period, to further diversify our client base. Customer satisfaction among a growing and more diversified customer base will strengthen our brand and reputation which, in turn, will create opportunities for our further expansion.

Our ability to expand our customer base depends on various factors, including the acceptance of our solutions, the success of our sales and marketing efforts, competition, the regulatory environment for financial institutions and our industry, and our ability to innovate and improve our services.

Our Ability to Manage Costs and Expenses Effectively

Our ability to manage and control our cost of revenue and operating expenses is critical to our results of operations. Our cost of revenue primarily includes fees we pay to our channel partners to generate leads for our customers, fees we pay for outsourced technology or data services, labor-related cost, and amortization of intangible assets recognized in cost of revenue, which consist of application and platform contributed by Ping An Group, internally developed application and platform, and acquired software and other intangible assets, in each case relating to revenue generation. Application and platform contributed by Ping An Group relating to revenue generation had been fully amortized by July 31, 2019. Gross profit margin for any of our particular solutions is generally lower at the earlier stage of its commercialization.

We have made substantial investment in customer acquisition, research and development, and other supporting functions to support our future growth and expansion. To achieve, maintain and enhance our profitability, we plan to leverage our large customer base by cross-selling higher margin products and expanding our financial institution customer relationships to reduce selling and marketing expenses as a percentage of our revenue. We also plan to continue to leverage previous investment in technology and other infrastructure to reduce our research and development expenses as a percentage of our revenue and to further benefit from economies of scale.

Continued Innovation in Technology

Our advanced technological capabilities and infrastructure are key to our business development. Our ability to effectively invest in these areas helps us develop new solutions and explore new business models for our financial institution customers and it helps our customers expand their client bases and transaction volumes, while effectively managing risks. In addition, our technology infrastructure is critical to the scalability, security and flexibility of our platform.

Key Operating Metrics

We regularly review the following key operating metrics to evaluate our business, measure our performance, identify trends affecting our business and assess our operational efficiency.

Number of Customers

In counting the number of customers, we treat legal entities within the same corporate group as one customer (to the extent we are aware of such relationship). Accordingly, we treat Ping An Group and its subsidiaries as a single customer because they are consolidated subsidiaries of Ping An Insurance (Group) Company of China, Ltd.

We categorize non-Ping An Group customers that contribute annual revenue of at least RMB100,000 as our premium customers. Our premium customers exclude Ping An Group and its subsidiaries but include customers that we have direct contracts with, and provide direct services to, where payments for these services have been made through contractual arrangements that we have with others, including Ping An Group.

The following tables set forth our number of customers and their revenue contribution for the respective periods:

	As of or for the year ended December 31,
	2017		2018		2019
	Number of	Revenue	Number of	Revenue	Number of	Revenue
	customers(4)	RMB	customers(4)	RMB	customers(4)	RMB	US$
		(in millions)		(in millions)		(in millions)
Ping An Group(1)	N/A	235.7	N/A	527.6	N/A	994.7	142.9
Premium Customers(2)	40	345.2	221	865.3	473	1,305.8	187.6
Basic Customers(3)	2,614	1.0	3,272	20.6	3,234	27.3	3.9
Total	N/A	581.9	N/A	1,413.5	N/A	2,327.8	334.4

(1)                                 Includes 31, 36 and 33 legal entities in Ping An Group in 2017, 2018 and 2019, respectively. We treat Ping An Group and its subsidiaries as a single customer because they are consolidated subsidiaries of Ping An Insurance (Group) Company of China, Ltd. Includes RMB127.5 million, RMB10.5 million and RMB10.5  million (US$1.5 million) in 2017, 2018 and 2019, respectively, from Guangzhou Ping An Haodai, or Haodai, a Ping An Group subsidiary. These payments were made by Haodai’s customers directly.

(2)                                 Includes Lufax Group, see note 5(a) to our audited consolidated financial statements included elsewhere in this annual report. In 2018 and 2019, it also includes RMB129.9 million and RMB14.5 million (US$2.1 million) in relation to the lending solutions we provided to third party customers that we had direct contracts with, and provided direct services to, where payments for these services were made through contractual arrangements that we have with others, including Ping An Group.

(3)                                 Includes 2,599 non-paying customers in 2017, 2,692 non-paying customers in 2018, and 2,014 non-paying customers in 2019.

(4)                                 We treat legal entities within the same corporate group as one customer (to the extent we are aware of such relationship). Other than Ping An Group and its consolidated subsidiaries, we had 32, 52 and 55 corporate group customers in 2017, 2018 and 2019, respectively.

Revenue per Premium Customer, Average Number of Products per Premium Customer

Our premium customers contributed to the majority of our total revenue. We use revenue per premium customer and average number of products per premium customer to evaluate the expansion of our premium customers on a year-on-year basis, in terms of annual revenue contribution from, and number of products purchased by, both newly added premium customers, as well as existing premium customers in a particular year. Our revenue per premium customer and our average number of products per premium customer was RMB2.8 million (US$0.4 million) and 2.7 in 2019, compared with RMB3.9 million and 3.0 in 2018, and RMB8.6 million and 3.2 in 2017. As mature premium customers tend to generate higher transaction volume and we had a substantial number of newly developed premium customers in 2018 and 2019 (the number of which increased from 40 in 2017 to 221 in 2018 and further to 473 in 2019), there was some volatility in our revenue per premium customer in our track record. As we continue to solidify our partnership with newly developed premium customers, we expect their transaction volume and revenue to grow over time.

Revenue from Third-Party Customers

We are focused on increasing revenue from our third-party customers, which refer to customers with revenue contribution of less than 5% of our total revenue in the relevant period. These customers are a key focus of our diversification strategy. Our revenue from third-party customers increased substantially from RMB171.1 million in 2017 to RMB498.7 million in 2018, and further increased by 107.3% to RMB1,034.1 million (US$148.5 million) in 2019.

Net Expansion Rate

We use net expansion rate to evaluate the acquisition, retention and expansion of our customer relationships on a year-on-year basis for our total customers and premium customers. Net expansion rate is calculated as a fraction, the denominator of which is the revenue contribution from a particular group of customers in one year and the numerator of which is the contribution from the same group of customers in the following year. In the case of net expansion rate for premium customers, revenue contribution from customers who are no longer premium customers in the following year is excluded from the numerator.

We believe that partnering with our financial institution customers is important in driving our success. Under our “adopt—deepen—integrate” customer-development approach, we provide “hook products” to financial institutions, at low or even no charge, to encourage adoption of our products. We subsequently seek to deepen our relationships with these customers through cross-selling to them higher margin products and, ultimately, platform integration. Our net expansion rate in 2019 for our 2018 customers was 119%, and our net expansion rate in 2019 for 2018 premium customers was 84%. Our net expansion rate in 2018 for our 2017 customers was 224%, and our net expansion rate in 2018 for 2017 premium customers was 167%. The decrease in our net expansion rates in 2019 compared to 2018 was as a result of our continuous efforts in optimizing our product mix.

We do not use net expansion rate to evaluate the growth of Ping An Group customers, and instead look at the absolute amount of its revenue growth. We also do not use net expansion rate to evaluate the growth of basic customers as a significant majority of them are non-paying customers. As such, the denominator of net expansion rate for basic customers is very small, and this metric, could, therefore, fluctuate widely and would be misleading.

Key Components of Results of Operations

Revenue

Our revenue consists of implementation revenue and transaction-based and support services revenue.

Implementation Revenue

Our implementation revenue primarily consists of revenue from customer-specific software development or customization services provided to our customers for the use of our platform through either cloud offerings or in the on-premise IT environment.

Transaction-Based and Support Services Revenue

Our revenue from transaction-based and support services consists of (i) revenue from business origination services, which primarily include retail banking business origination service modules, (ii) revenue from risk management services, which primarily include retail and SME risk management solutions, and auto insurance operation and services solution, (iii) revenue from operation support services, which primarily include AI customer services and adjuster and roadside assistance management module, (iv) revenue from post-implementation support services, and (v) revenue from other services, which primarily include auto parts sourcing services and asset management solutions.

Cost of Revenue

Our cost of revenue consists of business service fees, labor related costs, amortization of intangible assets, and depreciation of property and equipment. Business service fees primarily include (i) business origination fee, which is fees we pay to our channel partners for their generation of end-customer leads for our customers, and represents our expense for business origination services, which is recognized in cost of revenue when a referral is successfully accepted by our customer, (ii) technology service fee—business service fees, which are fees we pay to technology service provider and data fees we pay to others, and (iii) outsourcing labor costs, which represent outsourced labor costs relating to the delivery of our transaction-based services. Labor related costs include (i) employee benefit expenses recognized in cost of revenue, and (ii) technology service fee—labor related costs, which are fees paid to technology service providers for their labor relating to the development and implementation of systems and applications for our customers. Amortization of intangible assets recognized in cost of revenue consists of (i) amortization of application and platform contributed by Ping An Group, (ii) amortization of internally developed application and platform, and (iii) amortization of acquired software and other intangible assets, in each case relating to revenue generation. Application and platform contributed by Ping An Group relating to revenue generation had been fully amortized by July 31, 2019. Depreciation of property and equipment recognized in cost of revenue represents depreciation of office and telecommunication equipment associated with revenue generation.

The following table sets forth the breakdown of cost of revenue by nature for the periods presented:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Employee benefit expenses(1)	74,413	76,864	200,843	28,849
Technology service fee	11,746	382,221	473,304	67,986
Technology service fee—business service fees(2)	—	230,604	268,345	38,545
Technology service fee—labor related costs(1)	11,746	151,617	204,959	29,441
Business origination fee(2)	187,628	224,405	291,883	41,926
Outsourcing labor costs(2)	340	82,683	198,537	28,518
Other costs(2)(3)	10,375	30,907	85,508	12,282
Amortization of intangible assets	197,824	227,006	308,551	44,321
Amortization of application and platform contributed by Ping An Group relating to revenue generation	197,189	197,189	115,028	16,523
Amortization of internally developed application and platform relating to revenue generation	—	7,212	121,474	17,449
Amortization of acquired software and other intangible assets	635	22,605	72,049	10,349
Depreciation of property and equipment	213	778	2,362	339
Total	482,539	1,024,864	1,560,988	224,222

(1)                                 Under labor related costs.

(2)                                 Under business service fees.

(3)                                 Include traveling expenses associated with revenue generation, and others including inventory cost for sales of products and payment handling fees paid to third-party payment companies for transaction-based and support services provided to our customers.

Operating Expenses

Research and Development Expenses

Our research and development expenses primarily consist of technology service fee we pay for outsourced technology services in relation to our cloud and IT infrastructure, employee benefit expenses relating to our research and development employees, and amortization of intangible assets. Our amortization of intangible asset recognized in research and development costs consists of amortization to platform and application used as the foundation to our research and development, which represent application and platform contributed by Ping An Group relating to research and development. Application and platform contributed by Ping An Group relating to research and development had been fully amortized by July 31, 2019. For a detailed breakdown of our research and development expenses by nature, please refer to note 6 to our audited consolidated financial statements included elsewhere in this annual report.

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of employee benefit expenses. Employee benefit expenses recognized in selling and marketing expenses mainly include wages, salaries and other benefits of employees from our sales and marketing functions. Such employee benefit expenses were RMB110.6 million, RMB222.0 million, RMB419.6 million (US$60.3 million) in 2017, 2018 and 2019, respectively, representing the majority of our selling and marketing expenses for the same periods.

Our selling and marketing expenses also include telecommunication expenses, which primarily relate to service fee we pay for text message advertisement, and marketing and advertising fee relating to our selling and marketing activities, such as online advertising, product launch conferences and brand promotion events. In addition, our selling and marketing expenses also include outsourcing labor costs, professional service fee, depreciation of property and equipment, traveling expenses and other selling and marketing expenses.

General and Administrative Expenses

Our general and administrative expenses primarily include employee benefit expenses and depreciation of property and equipment. Employee benefit expenses recognized in general and administrative expenses mainly include wages, salaries and other benefits of our general management and back office employees. Employee benefit expenses were RMB123.9 million, RMB260.2 million, RMB367.2 million (US$52.7 million) in 2017, 2018 and 2019, respectively, representing the largest expenses in our general and administrative expenses for the same periods. Depreciation of property and equipment recognized in general and administrative expenses mainly represents depreciation of properties and equipment which are for general and administrative use. Depreciation of property and equipment was RMB52.9 million, RMB84.7 million, RMB105.7 million (US$15.2 million) in 2017, 2018 and 2019, respectively.

Our general and administrative expenses also include traveling expenses for business travel for employees from our general management and back office departments, outsourcing labor costs, telecommunication expenses, professional service fee primarily for legal, consulting and auditing fees that we incur in our ordinary course of business, and other general and administrative expenses.

Net Impairment Losses on Financial and Contract Assets

Our net impairment losses primarily include provisions of impairment for trade receivables, contract assets and other receivables, including financial guarantee fee receivables.

Other Income, Net

Our other income, net primarily includes net gain on financial assets at fair value through profit or loss and gains or losses, which reflects gains from our investments in wealth management products that we hold as collateral for certain of our financing activities, and our guarantee gain or loss, which reflects the net gain or loss on our remaining guarantee exposure from our legacy credit risk management services, which we ceased offering at the end of January 2018.

Finance Income

Our finance income relates to interest income on bank deposits generated by our cash deposits at commercial banks.

Finance Costs

Our finance costs primarily include interest expense on borrowings, which represent the interest we paid to commercial banks for our borrowings.

Non-IFRS Financial Measures

We use the following non-IFRS financial measures to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. We also believe that presentation of the non-IFRS financial measures provides useful information to our investors regarding our results of operations because it allows investors greater transparency to the information used by our management in our financial and operational decision making so that investors can see through the eyes of our management regarding important financial metrics that our management uses to run the business as well as allowing investors to better understand our performance.

Non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with International Financial Reporting Standards, and may be different from similarly-titled non-IFRS measures used by other companies.

Whenever we use a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with International Financial Reporting Standards. Investors are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures.

Non-IFRS Gross Profit and Non-IFRS Gross Profit Margin

We define non-IFRS gross profit and non-IFRS gross profit margin as IFRS gross profit and IFRS gross profit margin, respectively, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. Our management regularly reviews non-IFRS gross profit and non-IFRS gross profit margin to assess the performance of our business. By excluding non-cash items, these financial metrics allow our management to evaluate the cash conversion of one dollar revenue on gross profit.

The table below sets forth a reconciliation of our gross profit to non-IFRS gross profit and non-IPRS gross profit margin for the periods indicated:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for %)
Reconciliation
Gross profit	99,373	388,625	766,858	110,152
Non-IFRS adjustment:
Amortization of intangible assets recognized in cost of revenue	197,824	227,006	308,551	44,321
Depreciation of property and equipment recognized in cost of revenue	213	778	2,362	339
Share-based compensation expenses recognized in cost of revenue	—	—	2,294	330
Non-IFRS gross profit	297,410	616,409	1,080,065	155,142
Non-IFRS gross profit margin	51.1%	43.6%	46.4%	46.4%

Our non-IFRS gross profit margin decreased from 51.1% in 2017 to 43.6% 2018 primarily as we launched more new solutions in 2018 compared to 2017. Our solutions generally have lower margin at the earlier stage of their commercialization. Our non-IFRS gross profit margin increased from 43.6% in 2018 to 46.4% in 2019, primarily due to (i) our continuous efforts in optimizing our product mix, for example, an increase in revenue from solutions and modules with higher margins, such as risk management solutions, and (ii) the higher standardization of our products as our solutions and modules continued to mature.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is currently no estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands.

Hong Kong

Before April 1, 2018, our subsidiary incorporated in Hong Kong was subject to Hong Kong profit tax at a rate of 16.5%. Since April 1, 2018, our subsidiary incorporated in Hong Kong has been subject to Hong Kong profit tax at a rate of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. Hong Kong has an anti-fragmentation measure under which a corporate group must nominate only one company in the group to benefit from the progressive rates. No Hong Kong profit tax has been levied on us as we did not have assessable profit that was earned in or derived from our Hong Kong subsidiary during the periods included in this annual report. Hong Kong does not impose a withholding tax on dividends.

Indonesia

The income tax provision in respect of our operations in Indonesia was calculated at the tax rate of 0.5% on the gross revenue for the year ended December 31, 2018 and 2019, based on the existing legislation, interpretations and practices.

Singapore

The income tax provision in respect of our operations in Singapore was calculated at the tax rate of 17% on the taxable profits during the periods presented, based on the existing legislation, interpretations and practices. During the quarter ended December 31, 2019, we received an award from the Singapore Economic Development Board for a Development and Expansion Incentive that will reduce our local tax on Singapore income from a statutory rate of 17% to 5%, effective for fiscal years 2019 through 2028.

China

For our operations in the PRC, we are subject to a general PRC corporate income tax rate of 25%. Four of our consolidated operating entities, Shenzhen OneConnect, Vantage Point Technology, Beijing BER and Shenzhen CA are qualified as high and new technology enterprises and accordingly are entitled to a reduced income tax rate of 15%. Our PRC subsidiary Shenzhen OneConnect Technology is a company registered in the China (Guangdong) Pilot Free Trade Zone Qianhai & Shekou Area of Shenzhen and accordingly is entitled to a reduced income tax rate of 15%.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for an exemption. If our intermediary holding companies in Hong Kong satisfy all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and its protocols and receive approval from the relevant tax authority, then dividends paid to them by our wholly foreign-owned subsidiaries in China will be subject to a withholding tax rate of 5% instead. Effective from November 1, 2015, the above-mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China is deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it will be subject to enterprise income tax on its worldwide income at a rate of 25%.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences and our consolidated results of operations may be adversely affected if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries and their shareholders are not on an arm’s length basis and constitute favorable transfer pricing.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our revenue. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year ended December 31,
	2017		2018		2019
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue
	(in thousands, except for %)
Revenue	581,912	100.0	1,413,489	100.0	2,327,846	334,374	100.0
Cost of revenue(1)	(482,539)	(82.9)	(1,024,864)	(72.5)	(1,560,988)	(224,222)	(67.1)
Gross profit	99,373	17.1	388,625	27.5	766,858	110,152	32.9
Research and development costs incurred	(537,226)	(92.3)	(821,441)	(58.1)	(1,146,940)	(164,748)	(49.3)
Less: capitalized	—	—	362,260	25.6	190,845	27,413	8.2
Research and development expenses(1)	(537,226)	(92.3)	(459,181)	(32.5)	(956,095)	(137,334)	(41.1)
Selling and marketing expenses(1)	(208,035)	(35.8)	(441,932)	(31.3)	(635,673)	(91,309)	(27.3)
General and administrative expenses(1)	(270,275)	(46.4)	(519,795)	(36.8)	(756,681)	(108,690)	(32.5)
Net impairment losses on financial and contract assets	—	—	(2,224)	(0.2)	(45,167)	(6,488)	(1.9)
Other income, gains or loss—net	25,860	4.4	(79,860)	(5.6)	(74,254)	(10,666)	(3.2)
Operating loss	(890,303)	(153.0)	(1,114,367)	(78.8)	(1,701,012)	(244,335)	(73.1)
Finance income	2,128	0.4	129,435	9.2	128,261	18,424	5.5
Finance costs	(85,711)	(14.7)	(163,442)	(11.6)	(174,831)	(25,113)	(7.5)
Finance costs—net	(83,583)	(14.4)	(34,007)	(2.4)	(46,570)	(6,689)	(2.0)
Share of net losses of associate and joint venture	(2,747)	(0.5)	(15,442)	(1.1)	(14,854)	(2,134)	(0.6)
Loss before income tax	(976,633)	(167.8)	(1,163,816)	(82.3)	(1,762,436)	(253,158)	(75.7)
Income tax benefit/ (expense)	369,677	63.5	(26,469)	(1.9)	74,924	10,762	3.2
Loss for the year/period	(606,956)	(104.3)	(1,190,285)	(84.2)	(1,687,512)	(242,396)	(72.5)

(1)                                 Share-based compensation expenses were allocated as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenue	—	—	2,294	330
Research and development expenses	—	—	29,206	4,195
Selling and marketing expenses	—	—	25,916	3,723
General and administrative expenses	376	7,751	18,948	2,722
Total	376	7,751	76,364	10,969

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue

The table below presents our revenue by type for the periods indicated and the period-on-period change, in absolute amount and by percentage.

	Year ended December 31,
	2018		2019			Change
	RMB	%	RMB	US$	%	RMB	US$	%
	(in thousands, except %)
Implementation revenue	295,916	20.9	570,822	81,993	24.5	274,906	39,488	92.9
Transaction-based and support revenue
—Business origination services	554,957	39.3	770,893	110,732	33.1	215,936	31,017	38.9
—Risk management services	205,160	14.5	327,120	46,988	14.1	121,960	17,518	59.4
—Operation support services	309,502	21.9	582,968	83,738	25.0	273,466	39,281	88.4
—Post-implementation support services	27,442	1.9	36,000	5,171	1.5	8,558	1,229	31.2
—Others	20,512	1.5	40,043	5,752	1.7	19,531	2,805	95.2
—Sub-total	1,117,573	79.1	1,757,024	252,381	75.5	639,451	91,851	57.2
Total	1,413,489	100.0	2,327,846	334,374	100.0	914,357	131,339	64.7

Our revenue increased by 64.7% to RMB2,327.8 million (US$334.4 million) in 2019 from RMB1,413.5 million in 2018 as a result of the increases in both transaction-based and support service revenue and implementation revenue.

•                  Our implementation revenue increased by 92.9% to RMB570.8 million (US$82.0 million) in 2019 from RMB295.9 million in 2018, primarily due to our increased implementation of offerings such as our AI customer service solution, which was launched in August 2018, and the asset and liability management solution provided by Vantage Point Technology, a Beijing-based company we acquired in July 2018.

•                  Our transaction-based and support services revenue increased by 57.2% to RMB1757.0 million (US$252.4 million) in 2019 from RMB1,117.6 million in 2018, primarily due to (i) the RMB273.5 million increase (US$39.3 million) in our revenue from operation support services, primarily from our auto insurance operations and services solution, (ii) the RMB215.9 million (US$31.0 million) increase in our revenue from business origination services, primarily from our SME financing and services solution, and (iii) the RMB122.0 million (US$17.5 million) increase in our revenue from risk management services, which was mainly driven by increased revenue from our risk management for retail banking solution.

Cost of Revenue

Our cost of revenue increased by 52.3% to RMB1561.0 million (US$224.2 million) in 2019 from RMB1,024.9 million for in 2018. The increase was primarily driven by (i) the increase in business service fees, which consist of business service fees under technology service fee, business origination fee, outsourcing labor costs, and other costs, by 48.5% to RMB844.3 million (US$121.3 million) in 2019 from RMB568.6 million in 2018, (ii) the increase in labor related costs, which consist of employee benefit expenses and labor related costs under technology service fee, by 77.6% to RMB405.8 million (US$58.3 million) in 2019 from RMB228.5 million in 2018, and (iii) the increase in amortization of intangible assets by 35.9% to RMB308.6 million (US$44.3 million) in 2019 from RMB227.0 million in 2018.

The increase in business service fees was primarily driven by the increase in outsourcing labor costs by 140.1% to RMB198.5 million (US$28.5 million) in 2019 from RMB82.7 million in 2018 primarily due to the continuing growth of our operation support services, and the increase in business origination fee by 30.1% to RMB291.9 million (US$41.9 million) in 2019 from RMB224.4 million in 2018 generally in line with the increase in revenue from business origination services. Business service fees as a percentage of revenue decreased from 40.2% in 2018 to 36.3% in 2019, primarily due to the improvement in our product mix, with higher revenue contribution from solutions and modules with higher margins, and the higher standardization of our products as our solutions and modules matured.

The increase in labor related costs was primarily driven by the increase in employee benefit expenses by 161.3% to RMB200.8 million (US$28.8 million) in 2019 from RMB76.9 million in 2018, as we increased the use of our own employees to develop and implement systems for our customers. Labor related costs as a percentage of revenue increased from 16.2% in 2018 to 17.4% in 2019 primarily due to the launch of new solutions.

Amortization of intangible assets recognized in cost of revenue increased by 35.9% to RMB308.6 million (US$44.3 million) in 2019 from RMB227.0 million in 2018. Such increase primarily came from the amortization of the software and other intangible assets from Vantage Point Technology, Beijing BER and View Foundation, which we acquired in July 2018, June 2019 and August 2019, respectively, and from the amortization of our internally developed application and platform. We started to amortize the development cost of our internally developed software and platform in 2018 as some of them reached ready-to-use stage by then.

Gross Profit

As a result of the foregoing, our gross profit increased by 97.3% to RMB766.9 million (US$110.2 million) in 2019 from RMB388.6 million in 2018. Our gross profit margin increased to 32.9% in 2019 from 27.5% in 2018, primarily due to (i) our continuous efforts in reviewing and optimizing our product mix, for example, an increase in revenue from solutions and modules with higher margins, such as risk management solutions, (ii) the higher standardization of our products as our solutions and modules continued to mature, and (iii) the decreased amortization of software and platform contributed by Ping An Group relating to revenue generation, as these had been fully amortized by July 31, 2019.

Our non-IFRS gross profit margin increased from 43.6% in 2018 to 46.4% in 2019, primarily due to (i) our continuous efforts in optimizing our product mix, for example, an increase in revenue from solutions and modules with higher margins, such as risk management solutions, and (ii) the higher standardization of our products as our solutions and modules continued to mature.

Operating Expenses

Research and Development Expenses

Our research and development costs incurred increased by 39.6% to RMB1,146.9 million (US$164.7 million) in 2019 from RMB821.4 million in 2018 primarily due to increased expenses for new product development, which was driven by the increase in employee benefit expenses by 53.3% to RMB609.3 million (US$87.5 million) in 2019 from RMB397.5 million in 2018, which related to higher research and development personnel headcount, as well as increase in technology service fee by 19.7% to RMB448.9 million (US$64.5 million) in 2019 from RMB375.1 million in 2018, which related to the upgrades of our platforms and research and development of new technologies and products. Our research and development expenses increased by 108.2% to RMB956.1 million (US$137.3 million) in 2019 from RMB459.2 million in 2018. The difference between our research and development costs incurred and our research and development expenses realized was because we capitalized research and development costs of RMB362.3 million and RMB190.8 million (US$27.4 million) related to the development of our products/modules in 2018 and 2019, respectively. We capitalized more research and development costs in 2018 compared to 2019 because more research and development projects reached the point of commercialization in 2018 compared to 2019. Our capitalized research and development costs as a percentage of revenue decreased to 8.2% in 2019 compared to 25.6% in 2018, as we commercialized more new products in 2018 compared to 2019 and a result of our revenue increase over the year. We launched 13 new products in 2019, compared to 26 new products launched in 2018.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 43.8% to RMB635.7 million (US$91.3 million) in 2019 from RMB441.9 million in 2018, primarily due to the increase in employee benefit expenses by 89.0% to RMB419.6 million (US$60.3 million) in 2019 as a result of our higher sales and marketing sales and marketing employee headcount, and the increase in travelling expenses by 120.7% to RMB46.9 million (US$6.7 million) in 2019, partially offset by a decrease in marketing and advertising fee of RMB27.0 million. Our selling and marketing expenses as a percentage of revenue decreased to 27.3% in 2019 from 31.3% in 2018, as we benefited from economies of scale.

General and Administrative Expenses

Our general and administrative expenses increased by 45.6% to RMB756.7 million (US$108.7 million) in 2019 from RMB519.8 million in 2018, primarily due to  the increase in employee benefit expenses by 41.1% to RMB367.2 million (US$52.7 million) in 2019 from RMB260.2 million in 2018 as a result of our increased general and administrative employee headcount. Our general and administrative expenses as a percentage of revenue decreased to 32.5% in 2019 from 36.8% in 2018, as a result of increased economies of scale.

Net Impairment Losses on Financial Assets

Our net impairment losses on financial assets increased substantially to RMB45.2 million (US$6.5 million) in 2019 from RMB2.2 million in 2018, primarily due to the provision of impairment of trade receivables and contract assets, primarily in relation to our overall business growth, and longer payment periods as we increased the provision of implementation service, which generally has longer payment cycles.

Other Loss, Net

Our other loss, net decreased to RMB74.3 million (US$10.7 million) in 2019 from RMB79.9 million in 2018, primarily due to the decrease in guarantee loss, net as a result of the decreased losses from our legacy credit risk management services, and the lower foreign exchange loss, partially offset by the decrease in net gain on financial assets at fair value through profit or loss.

Finance Income

Our finance income decreased to RMB128.3 million (US$18.4 million) in 2019 from RMB129.4 million in 2018, primarily due to the decreased interest income on bank deposits.

Finance Costs

Our finance costs increased to RMB174.8 million (US$25.1 million) in 2019 from RMB163.4 million in 2018, primarily due to our higher level of bank borrowings.

Share of Net Losses of Associate and Joint Venture

Our share of net losses of associate decreased by 3.2% to RMB14.9 million (US$2.1 million) in 2019 from RMB15.4 million in 2018, due to a smaller loss of Puhui Lixin, partially offset by our shared loss of the joint venture we established with a subsidiary of SBI Holdings, Inc.

Loss Before Income Tax

As a result of the foregoing, our loss before income tax increased to RMB1,762.4 million (US$253.2 million) in 2019 from RMB1,163.8 million in 2018.

Income Tax Benefit or Expense

We recorded income tax benefit of RMB74.9 million (US$10.8 million) in 2019 while we recorded an income tax expense of RMB26.5 million in 2018, primarily because we had more deferred tax assets attributable to our increased operating loss carry-forwards.

Loss for the Year

As a result of the foregoing, our loss for the year increased to RMB1,687.5 million (US$242.4 million) in 2019 from RMB1,190.3 million in 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue

The table below presents our revenue by type for the years indicated and the year-on-year change, in absolute amount and by percentage.

	Year ended December 31,
	2017		2018		Change
	RMB	%	RMB	%	RMB	%
	(in thousands, except %)
Implementation revenue	50,738	8.7	295,916	20.9	245,178	483.2
Transaction-based and support revenue
—Business origination services	451,244	77.5	554,957	39.3	103,713	23.0
—Risk management services	86	0.0	205,160	14.5	205,074	NA
—Operation support services	51,105	8.8	309,502	21.9	258,397	505.6
—Post-implementation support services	5,257	0.9	27,442	1.9	22,185	422.0
—Others	23,482	4.0	20,512	1.5	(2,970)	(12.6)
—Sub-total	531,174	91.3	1,117,573	79.1	586,399	110.4
Total	581,912	100.0	1,413,489	100.0	831,577	142.9

Our revenue increased by 142.9% to RMB1,413.5 million for 2018 from RMB581.9 million for the prior year as a result of significant increases in both transaction-based and support services revenue and implementation revenue.

•                                          Our implementation revenue increased to RMB295.9 million for 2018 from RMB50.7 million for the prior year, primarily because we launched new solutions in late 2017 and 2018, including for AI customer service, which contributed RMB77.7 million to our implementation revenue in 2018, and retail banking risk management, which contributed RMB88.9 million to our implementation revenue in 2018.

•                                          Our transaction-based and support services revenue increased by 110.4% to RMB1,117.6 million for 2018 from RMB531.2 million for the prior year, primarily due to (i) the RMB258.4 million increase in revenue from operation support services and (ii) the RMB205.1 million increase in revenue from our risk management solution.

Cost of Revenue

Our cost of revenue increased by 112.4% to RMB1,024.9 million for 2018 from RMB482.5 million for the prior year. The increase was primarily driven by (i) the increase in business service fees, which consist of business service fees under technology service fee, business origination fee, outsourcing labor costs, and other costs, by 186.7% to RMB568.6 million for 2018 from RMB198.3 million for 2017, (ii) the increase in labor related costs, which consist of employee benefit expenses and labor related costs under technology service fee, by 165.2% to RMB228.5 million for 2018 from RMB86.2 million for 2017, and (iii) the increase in amortization of intangible assets by 14.8% to RMB227.0 million for 2018 from RMB197.8 million for 2017.

The increase in business service fees was primarily driven by the (i) increase in technology service fee—business service fees from nil for 2017 to RMB230.6 million for 2018 primarily due to the continuing growth of our risk management services and the overall growth in our transaction volume, (ii) increase in outsourcing labor costs to RMB82.7 million for 2018 from RMB0.3 million for 2017 primarily due to the continuing growth of our operation support service, and (iii) increase in business origination fee by 19.6% to RMB224.4 million for 2018 from RMB187.6 million for 2017 generally in line with the increase in revenue from business origination services. Business service fees as a percentage of revenue increased from 34.1% for 2017 to 40.2% for 2018 as we launched more transaction-based solutions, including in business origination services and risk management services.

The increase in labor related costs was primarily driven by the increase in technology service fee—labor related costs to RMB151.6 million for 2018 from RMB11.7 million for 2017 primarily as a result of the growth of our implementation revenue. Labor related costs as a percentage of revenue increased from 14.8% for 2017 to 16.2% for 2018 primarily due to the launch of new solutions.

Amortization of intangible assets recognized in cost of revenue increased by 14.8% to RMB227.0 million for 2018 from RMB197.8 million for 2017. Such increase primarily came from the amortization of the software and other intangible assets from Vantage Point Technology, which we acquired in July 2018, and from the amortization of our internally developed application and platform. We started to amortize the development cost of our internally developed software and platform in 2018 as some of them reached ready-to-use stage by then.

Gross Profit

As a result of the foregoing, our gross profit increased by 291.1% to RMB388.6 million 2018 from RMB99.4 million for 2017. Our gross profit margin increased to 27.5% for 2018 from 17.1% for 2017, primarily because the amortization of software and platform contributed by Ping An Group relating to revenue generation remained the same in 2018 compared to 2017 whereas our business and revenue continued to grow.

Our non-IFRS gross profit margin decreased from 51.1% in 2017 to 43.6% 2018 primarily as we launched more new solutions in 2018 compared to 2017. Our solutions generally have lower margin at the earlier stage of their commercialization.

Operating Expenses

Research and Development Expenses

Our research and development costs incurred increased by 52.9% to RMB821.4 million for 2018 from RMB537.2 million for the prior year primarily due to the increase in employee benefit expenses by 56.1% to RMB397.5 million for 2018 from RMB254.7 million for 2017, which related to higher research and development personnel headcount, as well as the increase in technology service fee by 51.1% to RMB375.1 million for 2018 from RMB248.3 million for 2017, which related to the upgrades of our platforms and research and development of new technologies and products.

Our research and development expenses decreased by 14.5% to RMB459.2 million for 2018 from RMB537.2 million for the prior year. The difference between our research and development costs incurred and our research and development expenses realized was because we capitalized RMB362.3 million of our research and development costs as we commercialized 26 new products in 2018. We did not capitalize any research and development costs in 2017 as none of our new products reached commercialization stage in 2017.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 112.4% to RMB441.9 million for 2018 from RMB208.0 million for the prior year, primarily due to the increase in employee benefit expenses by 100.7% to RMB222.0 million for 2018 from RMB110.6 million for 2017 as a result of our increased number of sales and marketing employees and higher marketing and advertising fee as we conducted more brand promotion events and online advertising activities.

Our selling and marketing expenses as a percentage of revenue decreased to 31.3% for 2018 from 35.8% for the prior year, as we benefited from economies of scale.

General and Administrative Expenses

Our general and administrative expenses increased by 93.1% to RMB522.0 million for 2018 from RMB270.3 million for the prior year, primarily due to (i) the increase in employee benefit expenses by 110.1% as a result of our increased general and administrative employee headcount, the (ii) increase in professional service fee by 266.3% to RMB60.8 million for 2018 from RMB16.6 million for 2017 as a result of our increased legal and audit consulting fee generally tracking our business growth, and (iii) the increase in depreciation of property and equipment by 60.1% to RMB84.7 million for 2018 from RMB52.9 million for 2017 as a result of the increase in computers and leased office space. Our general and administrative expenses as a percentage of revenue decreased to 36.8% for 2018 from 46.4% for the prior year, as we benefited from economies of scale.

Other Income or Loss, Net

We recorded other loss, net of RMB79.9 million for 2018, while we realized other income, net of RMB25.9 million for the prior year. Our other loss, net for 2018 was primarily due to guarantee losses from our legacy credit risk management services, partially offset by an increase in our gain on financial assets at fair value through profit or loss.

Finance Income

Our finance income increased to RMB129.4 million for 2018 from RMB2.1 million for the prior year, primarily due to our higher average cash balances following our A-round financing.

Finance Costs

Our finance costs increased by 90.7% to RMB163.4 million for 2018 from RMB85.7 million for the prior year, primarily due to our higher level of bank borrowings. We pledged the offshore proceeds from our A-round financing, which was closed in April 2018, for onshore bank borrowings.

Share of Losses of Associate

Our share of losses of associate increased to RMB15.4 million for 2018 from RMB2.7 million for the prior year a result of our share of increased net loss from our associate Puhui Lixin, which was established in March 2017 and began operations in 2018.

Loss Before Income Tax

As a result of the foregoing, our loss before income tax increased by 19.2% to RMB1,163.8 million for 2018 from RMB976.6 million for the prior year.

Income Tax Benefit or Expense

We recorded income tax expense of RMB26.5 million for 2018 while we realized an income tax benefit of RMB369.7 million for the prior year, primarily due to a decrease in our deferred tax assets which resulted from our reorganization.

Loss for the Year

As a result of the foregoing, our loss for the year increased by 96.1% to RMB1,190.3 million for 2018 from RMB607.0 million for the prior year.

B.  Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash and cash equivalents, wealth management products which are redeemable upon our request, bank borrowings and cash generated from shareholder financing activities, and proceeds from our initial public offering. As of December 31, 2019, we had cash and cash equivalents of RMB1,077.9 million (US$154.8 million), restricted cash of RMB3,440.3 million (US$494.2 million) and financial assets at fair value through profit or loss of RMB1,691.0 million (US$242.9 million). Our cash and cash equivalents primarily represent cash at banks, and our restricted cash consists primarily of pledged offshore bank deposits for onshore bank borrowings.

As of the date of this annual report, we had credit facilities from eight banks with an aggregate unused credit capacity of RMB3,635.7 million (US$522.2 million). These facilities include a comprehensive credit facility agreement with Ping An Bank, which is a member of Ping An Group, with an uncommitted, revolving credit of RMB1,500 million (US$215.5 million), which is available until September 25, 2020. The interest rate for the credits under this facility will be specified in each individual credit agreement, the receipt of the loan or other credit facility certificates. As of the date of this annual report, we had drawn down RMB700.0 million (US$100.5 million) under this facility, which will mature in March 2021.

In November 2019, we entered into a facility agreement with Bank of Shanghai, with a committed revolving credit of RMB1,500 million (US$215.5 million), which is available until November 11, 2020. As of the date of this annual report, we had drawn down RMB300.0 million (US$43.1 million) under this facility, which will mature on December 2, 2020. This facility bears an annual interest rate of 4.2%. In March 2020, we entered into another facility agreement with Bank of Shanghai, with a committed revolving credit of RMB2,000.0 million (US$287.3 million), which is available until February 26, 2021. The interest rate for credits under this facility is floating and should not be below the PBOC benchmark interest rate for one-year term loans, minus 30 basis points. As of the date of this annual report, we had drawn down RMB600.0 million (US$86.2 million) under this facility, with maturities ranging from March 4, 2021 to March 13, 2021.

We also had credit facilities with six other Chinese banks, which are China Everbright Bank, China Merchants Bank, Bank of China, China CITIC Bank, Xiamen International Bank and Bank of Nanjing. We had an aggregate of committed credit of RMB249.0 million (US$35.8 million) with China Everbright Bank, of which RMB50.0 million (US$7.2 million) is available until June 24, 2020 and RMB199.0 million (US$28.6 million) is a short-term loan that is due on January 14, 2021. We had an aggregate of committed credit of RMB50.0 million (US$7.2 million) with China Merchants Bank, of which RMB20.0 million (US$2.9 million) is available until April 15, 2020 and we are still in the process of renewal of this credit as of the date of this annual report, RMB10.0 million (US$1.4 million) is available until March 13, 2021 and RMB20.0 (US$2.9 million) is available until March 10, 2021. We had an aggregate of committed, revolving credit of RMB300.0 million (US$43.1 million) with Bank of China, which is available until September 19, 2020. We had a credit facility of RMB50.0 million (US$7.2 million) with China CITIC Bank, which is available until November 27, 2020. We had two credit facilities in an aggregate of RMB400.0 million (US$57.5 million) with Xiamen International Bank, which is available until May 16, 2022 and April 7, 2021, respectively. We had a credit facility with Bank of Nanjing, which provides a term loan of RMB 1.5 million (US$0.2 million) that is due on January 19, 2021. The interest rates for credits under these respective facilities are a fixed annual interest rate, an interest rate to be determined on the applicable draw-down date, the one-year loan prime rate on the day before the applicable draw-down date, plus a spread, an interest rate to be determined on the applicable draw-down date, plus a spread, a fixed annual interest rate, and a fixed annual interest rate, respectively. As of the date of this annual report, we had drawn down RMB244.0 million (US$35.0 million), RMB13.5 million (US$1.9 million), RMB149.9 million (US$21.5 million), RMB50.0 million (US$7.2 million), RMB348.4 million (US$50.0 million), and RMB1.5 million (US$0.2 million), respectively, from these six banks, with maturities ranging from May 14, 2020 to March 26, 2021.

The weighted average annual interest rate under our outstanding borrowings was 4.64% as of December 31, 2019. None of our credit facilities contain a material financial covenant.

We believe that our current cash and cash equivalents and our anticipated cash flows from operations and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. However, we may decide to expand our business through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our VIEs and their subsidiaries, we only have access to the assets or earnings of our VIEs and their subsidiaries through our contractual arrangements with our VIEs, their respective subsidiaries and shareholders.

In utilizing the proceeds we expect to receive from our initial public offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations.

Substantially all of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

The following table sets forth selected cash flow statement information for the periods indicated:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(228,685)	(489,237)	(1,817,454)	(261,061)
Net cash (used in)/generated from investing activities	(126,841)	(5,805,478)	570,839	81,996
Net cash generated from financing activities	1,125,135	5,999,403	1,754,557	252,026
Net increase/(decrease) in cash and cash equivalents	769,609	(295,312)	507,942	72,961
Cash and cash equivalents at the beginning of the year/period	78,158	847,767	565,027	81,161
Effects of exchange rate changes on cash and cash equivalents	—	12,572	4,906	705
Cash and cash equivalents at the end of year/period	847,767	565,027	1,077,875	154,827

Operating Activities

Net cash used in operating activities in 2019 was RMB1,817.5 million (US$261.1 million), while our loss before income tax for the same period was RMB1,762.4 million (US$253.2 million). The difference was primarily due to adjustment for non-cash and non-operating items of RMB734.3 million (US$105.5 million), primarily including adding back depreciation and amortization of RMB459.9 million (US$66.1 million), which was primarily in relation to our software and platform, and changes in working capital. The changes in working capital primarily reflected (i) an increase of RMB445.6 million (US$64.0 million) in our trade receivables as a result of our overall business growth and longer payment periods, and (ii) an increase of RMB350.3 million (US$50.3 million) in our trade and other payables as a result of growth in our business.

Net cash used in operating activities for 2018 was RMB489.2 million, while our loss before income tax for the same period was RMB1,163.8 million. The difference was primarily due to adjustment for non-cash and non-operating items of RMB609.2 million, primarily including adding back depreciation and amortization of RMB354.0 million primarily in relation to our software and platform and expected credit loss on financial guarantee contracts of RMB286.4 million in relation to our legacy credit management business, and changes in working capital. The changes in working capital primarily reflected (i) an increase of RMB188.8 million in payroll and welfare payables and (ii) an increase of RMB130.6 million in trade and other payables as result of growth in our business, which was partially offset by (i) an increase of RMB218.3 million in trade receivables as result of our overall business growth and our acquisition of Vantage Point Technology in 2018, and (ii) an increase of RMB109.8 million in contract assets because of the growth of customer acquisition service and implementation service.

Net cash used in operating activities for 2017 was RMB228.7 million, while our loss before income tax for the same period was RMB976.6 million. The difference was primarily due to adjustment for non-cash and non-operating items of RMB364.8 million, primarily including adding back depreciation and amortization of RMB287.6 million primarily in relation to our software and platform, and changes in working capital. The changes in working capital primarily reflected (i) an increase of RMB515.6 million in trade and other payables as a result of our overall business growth, and (ii) an increase of RMB108.0 million in payroll and welfare payables, as result of higher employee headcount, which was partially offset by an increase of RMB250.9 million in our prepayments and other receivables as a result of our business growth.

Investing Activities

Net cash generated from investing activities in 2019 was RMB570.8 million (US$82.0 million) primarily due to our proceeds from sale of financial assets at fair value through profit or loss of RMB6,693.1 million (US$961.4 million), which related to our cash management activities, and a refund of restricted cash of RMB708.1 million (US$101.7 million) in relation to the pledge of offshore proceeds from our A-round financing for onshore bank borrowings, which were partially offset by our payment for financial assets at fair value through profit or loss of RMB5,808.5 million (US$834.3 million), payment for financial assets at fair value through other comprehensive income of RMB388.4 million (US$55.8 million), and payment for acquisition of subsidiary, net of cash acquired of RMB270.8 million (US$38.9 million) in relation to our acquisitions of Beijing BER and View Foundation, payment for intangible assets of RMB216.7 million (US$31.1 million), and a capital investment of RMB100.0 million (US$14.4 million) we made in Puhui Lixin.

Net cash used in investing activities for 2018 was RMB5,805.5 million primarily due to our payments for financial assets at fair value through profit or loss of RMB6,102.2 million, which related to our cash management activities, and payment for restricted cash of RMB3,590.5 million in relation to the pledge of offshore proceeds from our A-round financing for onshore bank borrowings, which were partially offset by proceeds from sale of financial assets at fair value through profit or loss of RMB4,427.9 million.

Net cash used in investing activities for 2017 was RMB126.8 million primarily due to our payments for financial assets at fair value through profit or loss of RMB6,150.5 million, which related to our cash management activities, and a capital injection to associate of RMB40.0 million we made to Puhui Lixin, which were partially offset by proceeds from sale of financial assets at fair value through profit or loss of RMB6,060.1 million.

Financing Activities

Net cash generated from financing activities 2019 was RMB1,754.6 million (US$252.0 million), primarily due to the cash inflow of proceeds from short-term borrowings RMB4,286.9 million (US$615.8 million) and issuance of ordinary shares upon initial public offering of RMB2,035.2 million (US$292.3 million). This cash inflow was partially offset by the cash outflow of RMB4,469.3 million (US$642.0 million) for repayments of short-term borrowings and related interest payment of RMB144.3 million (US$20.7 million).

Net cash generated from financing activities for 2018 was RMB5,999.4 million, primarily due to the cash inflow of proceeds from short-term borrowings of RMB7,909.3 million and proceeds from issuance of ordinary shares of RMB4,409.8 million. This cash inflow was partially offset by the cash outflow of RMB6,093.9 million for repayments for short-term borrowings and RMB121.4 million for interest paid.

Net cash generated from financing activities for 2017 was RMB1,125.1 million, primarily due to the cash inflow of proceeds from short-term borrowings of RMB1,000.0 million and capital contribution from our then-owners of RMB337.8 million. This cash inflow was partially offset by cash outflow of RMB500.0 million for repayments of short-term borrowings and RMB93.5 million for interest paid.

Capital Expenditures

Our capital expenditures were RMB18.0 million, RMB459.8 million and RMB314.5 million (US$45.2 million) for 2017, 2018 and 2019, respectively. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. We will continue to make capital expenditures to meet the needs of the expected growth of our business.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our PRC subsidiaries, our VIEs and their subsidiaries in China. In utilizing the proceeds from our initial public offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries or our VIEs or their subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. Capital contributions to our PRC subsidiaries must be approved by MOFCOM or its local counterparts, or reported to the SAMR and its local counterparts and loans by us to our PRC subsidiaries and VIEs and their subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches. We cannot assure you that we will be able to obtain these government registrations or approvals or complete reporting procedures on a timely basis, if at all.

As a holding company, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, our consolidated VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Furthermore, our subsidiaries, our consolidated VIEs and their subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Critical Accounting Polices, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements in conformity with IFRS as issued by the IASB requires the use of certain critical accounting estimates and also requires us to exercise judgments in the process of applying our accounting policies. We evaluate our estimates and judgments on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Consolidation of VIE

We exercise control over the VIE and its subsidiaries and have the right to recognize and receive substantially all the economic benefits through contractual arrangements. We consider that we control the VIE and its subsidiaries notwithstanding the fact that we do not hold direct equity interests in it, as we have power over the financial and operating policies of the VIE and its subsidiaries and receive substantially all the economic benefits from the business activities of the VIE and its subsidiaries through contractual arrangements. Accordingly, all of the VIE and its subsidiaries are accounted for as controlled structured entities and their financial statements have also been consolidated by us.

Revenue Recognition

Revenue represents the amount of consideration we are entitled to upon the transfer of promised goods or services in the ordinary course of our activities and is recorded net of VAT. We recognize revenue when or as control of the asset or service is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if our performance:

•                  provides all of the benefits received and consumed simultaneously by the customer;

•                  creates and enhances an asset that the customer controls as we perform; or

•                  does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, we recognize revenue over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, we recognize revenue at a point in time when the customer obtains control of the goods and services.

We measure the progress towards complete satisfaction of the performance obligation based on one of the following methods that best depict our performance in satisfying the performance obligation:

•                  direct measurements of the value transferred by us to the customer; or

•                  our efforts or inputs to the satisfaction of the performance obligation.

When either party to a contract has performed, we present the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between our performance and the customer’s payment.

A contract asset is our right to consideration in exchange for goods or services that we have transferred to a customer. If the value ascribed to the services rendered by us exceeds the payment, a contract asset is recognized. Judgment is required in determining whether a right to consideration is unconditional and thus qualifies as a receivable.

We record receivable when we have an unconditional right to consideration on the date the payment is due even if it has not yet performed under the contract.

If a customer pays consideration or we have a right to an amount of consideration that is unconditional, before we transfer a good or service to the customer, we present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is our obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer. A contract liability is recognized as revenue upon transfer of control to the customers of the promised license, products and services.

Some of our contracts with customers contain multiple performance obligations. For these contracts, we account for individual performance obligation separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling-price basis. Although each of the performance obligations sometimes has a separate contractual price agreed in the contract, we compare the contractual price with observable standalone market price, if any, or cost plus a margin price to assess the reasonableness of the pricing. If the contractual price for each performance obligation is assessed to be on market price basis, we use the contractual price to measure and recognize revenue for each performance obligation. If the contractual price for each performance obligation is assessed not to be on market price basis, we reallocate the total contract price to the identified performance obligations based on our best estimated standalone selling price of each performance obligation.

Only the contracts for business origination services contain significant financing components. As a practical expedient, we do not account for financing components if the period between when we transfer the promised goods or services to the customer and when the customer pays for those goods or services is one year or less.

Incremental costs of obtaining customer contract primarily consist of sales commissions and are capitalized as an asset. We amortize assets recognized from capitalizing costs to obtain a contract on a systematic basis to profit or loss, consistent with the pattern of revenue recognition to which the asset relates. As a practical expedient, we recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that we otherwise would have recognized is one year or less.

The following is a description of the accounting policy for our principal revenue streams.

(a)         Implementation and post-implementation support service

Our implementation services represent customer-specific software development or customization services provided to customers for the use of our software in cloud offerings or on-premise IT environment. The contract term for implementation services is typically within one year. The implementation contract is either on a time and material basis or a fixed-fee basis. We invoice fees for implementation services monthly based on actual time and material incurred to date or according to pre-agreed payment schedules. After development, we grant the license to our customers to use the software with an indefinite life. The customer cannot benefit from the implementation service on its own without this license, and the perpetual license is a result of the implementation service. The implementation service and the perpetual license are highly interrelated, and within the context of our customer contracts, we promise to transfer implementation service together with the perpetual license to our customers as one output. Both the implementation service and the perpetual license to use the software are not distinct and are thus combined together as one performance obligation. There is no sales/usage based royalty for the license to use the software in the arrangement.

Post-implementation support services mainly represent post implementation maintenance services and post implementation cloud services such as computing services, storage, server and bandwidth. The cloud-based infrastructure is hosted by another company engaged by us where we are the principal in provision of cloud services because we control the cloud services in advance before transferring those services to the customer. We are the primary obligor who is responsible for making sure the cloud services can fulfill customer’s needs and requirements, and we have full discretion in establishing the price for post implementation cloud services. Periodic fixed fees for post-implementation support services are typically invoiced yearly or quarterly in advance.

Our customer contracts often include both implementation services and post-implementation support services. Judgement is required in determining whether implementation services and post-implementation support services are separate performance obligations. Customers can benefit from implementation services and post-implementation support services on their own, and those services are clearly stated in the contract and are separately identifiable, they are not integrated or interrelated with each other, and do not significantly affect each other. We have concluded that implementation services and post-implementation support services qualify as separate performance obligations and the portion of the contractual fee allocated to them is recognized separately.

Implementation contracts are for software developed for specific needs of individual customers and therefore it does not have any alternative use for us. Moreover, implementation contracts provide us with an enforceable right to payment for performance completed to date. Accordingly, revenue for implementation contracts is recognized over the contract terms by reference to the progress of work performed, which is measured based on costs incurred toward satisfying the performance obligation, relative to the total costs expected to be incurred to the complete satisfaction of the performance obligation. We recognize the corresponding implementation costs as incurred under costs of revenue.

For post development maintenance services, the performance obligation is to stand ready to provide technical support and unspecified updates and upgrades on a when-and-if-available basis. The customers simultaneously receive and consume the benefits of these support services as we perform and we recognize revenue based on time elapsed and thus ratably over the term of the support arrangement.

Post implementation cloud services provided on a subscription basis, where the performance obligation is the grant of the right to continuously use the cloud services for a certain term, are recognized based on time elapsed and thus ratably over the contract terms.

(b) Transaction based service

Business origination

We provide business origination services by assisting financial institutions in customer acquisition for their products including loans, wealth management products and insurance policies. We are only paid by the financial institutions if the leads we provide to them ultimately purchase the financial institution’s products.

In order to satisfy our performance obligation (that is, generating customer leads for financial institutions), we design marketing plans, source leads and analyze the leads. We generate customer leads for financial institutions through our own platform or from our channel partners. The leads sourced from our own platform and from our channel partners are grouped together and are screened and analyzed by us to ensure they meet customers’ criteria. When the leads are sourced from channel partners, we determined that we are the principal in providing the business origination services to the financial institutions because we control the leads sourced from our channel partners, and we screen and analyze those leads before delivering them to customers. For business origination services, we are primarily responsible for fulfilling the promise to generate customer leads to financial institutions, and we have full discretion in establishing the price for these services we provide to financial institutions, as well as the selection of and determination of prices paid to the channel partners. Accordingly, we record revenue based on the gross amount payable by the financial institutions and record the amount payable to our channel partners as cost of revenue. We recognize revenue for business origination services when a referral is successfully accepted by financial institutions.

We provide lending solutions to financial institutions which could involve multiple performance obligations including business origination and post-lending management service and a financial guarantee (we ceased providing financial guarantees at the end of January 2018, and facilitate the borrower’s purchase of insurance policies instead; contracts without a financial guarantee obligation are referred to as “non-guarantee model” and contracts with a financial guarantee obligation are referred to as “guarantee model”). Under the guarantee model, we consider both borrower and lender our customers, where we receive consideration from borrowers. Under the non-guarantee model, we consider borrowers, lenders and insurance companies as our customers, where we receive consideration from insurance companies.

We determined that we are not the legal lender or legal borrower (or receiver of deposits from investors) in the loan origination and repayment process. Therefore, we do not record loans receivable or payable arising from the loans between lenders and borrowers. We act as the lenders’ agent to facilitate such loans.

We generally collect on a monthly basis over the loan period the entire consideration relating to business origination, post-lending management services and the financial guarantee, if any, as one combined fee. Loan contracts facilitated by us typically have a term of 36 months. Thus, the contract contains a significant financing component as the business origination services are provided upfront but paid for over time. The total consideration is also variable. Under the guarantee model, the fee rate is fixed and the variability is mainly related to the prepayment risk of borrowers, in that the borrower can early repay the loans and the monthly service fee for the remaining period will be waived. Under the non-guarantee model, the fee includes a fixed component and a variable component which depends on the performance of the underlying loans, therefore the variability is mainly related to actual default rates of the portfolio of loans, along with the same prepayment risk. Variable fees are included as part of the total transaction price to the extent that it is highly probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable fee is subsequently resolved. We consider estimated prepayment risk and estimated default risk in determining our transaction price, using the expected value approach on the basis of historical information and current trends of prepayments and default. Further, given the service fees are collected over the typical loan term of 36 months, the transaction price is calculated as the present value of all probable collections, discounted using a discount rate that reflects the customers’ credit worthiness. In determining the appropriate discount rate, we consider credit characteristics of the customer (unless already dealt with when arriving at the transaction price) as well as the rate that would be used in a separate financing transaction between us and the customers for the probable payments involved.

The total transaction price is allocated to the business origination and post-lending management services. Under the guarantee model, we first allocate the total transaction price to the financial guarantee liability, then the remaining consideration is allocated to the business origination services and post-lending management services on the basis of the relative standalone selling prices, determined by using the cost plus margin approach.

We consider the business origination services and post-lending management services as distinct performance obligations because borrowers, lenders and other financial institutions can benefit from the loan facilitation services and post-lending management services on their own, and those services are clearly stated in the contract and are separately identifiable, they are not integrated or interrelated with each other, and do not significantly affect each other. Although we do not sell these services separately, we determined that both deliverables have standalone value. We use the expected-cost-plus-a-margin approach to determine our best estimate of the standalone selling prices of the different performance obligations as the basis for allocation. In estimating the standalone selling price for the business origination services and post-lending management services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors. The total service fee allocated to business origination is recognized as revenue upon execution of loan agreements between lenders and borrowers. The service fees allocated to the post-lending management services are deferred and recognized over the period of the loan on a straight-line method, which approximates the pattern of when the underlying services are performed. When the cash received is different from the revenue recognized, a “contract asset” or “contract liability” will be recognized in the consolidated statement of financial position.

Risk management services

Risk management services mainly represent credit risk assessment, identity verification services, risk management services used in insurance loss assessment, and anti-fraud services that we provide to financial institutions.

For risk management services contracts, we normally charge our customers based on their usage of the services at fixed charge rates, and we invoice the fees on a periodic basis. We recognize the revenue from these services when the customers receive and consume the benefits of these services each time we perform, based on the amount charged for these services.

Operation support services

Operation support services mainly represent messaging services, calling services and insurance loss assessment services, asset monitoring services and consulting services that we provide to financial institutions. Revenue from these post-lending management services is also included in the revenue of operation support services.

For contracts under which we charge our customers based on their usage of the services at fixed charge rates, and invoice the fees on a periodic basis, we recognize the revenue from these services when the customers receive and consume the benefits of these services each time we perform, based on the amount charged for these services.

For contracts under which we charge our customers based on the term of services and invoice the fees on a periodic basis, and the performance obligation is to stand ready to provide operation support, such as post-lending management services, the customers simultaneously receive and consume the benefits of these support services as we perform, we recognize revenue based on time elapsed and thus ratably over the term of the support arrangement.

When the cash we receive is different from the revenue recognized, a “Contract Asset” or “Contract Liability” is recognized in our consolidated statement of financial position.

Others

Other revenue mainly represents sales of products and asset management services provided by us.

For sales of products, we recognize revenue net of discounts and return allowances upon the time when the products are delivered to customers.

For asset management services, we recognize service revenues ratably over the term of the service contracts.

Intangible Assets

Our intangible assets include application and platform, purchased software, development cost in progress, goodwill and others.

We only recognize intangible assets when future economic benefits expected to be obtained from the use of the item will flow to us and their cost can be measured reliably. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value as of the date of acquisition.

Costs associated with maintaining our application and platform are recognized as an expense as incurred. We recognize development costs that are directly attributable to the development and testing of identifiable application and platform controlled by us as intangible assets when the following criteria are met:

•                  it is technically feasible to complete the application and platform so that it will be available for use,

•                  management intends to complete the application and platform and use or sell it,

•                  there is an ability to use or sell the application and platform,

•                  it can be demonstrated how the application and platform will generate probable future economic benefits,

•                  adequate technical, financial and other resources to complete the development and to use or sell the application and platform are available, and

•                  the expenditure attributable to the application and platform during its development can be reliably measured.

Directly attributable costs that we capitalize include employee costs, technology service fee and an appropriate portion of relevant overheads.

We recognize research expenditure and development expenditure that do not meet the criteria described above for capitalization as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

A significant portion of application and platform within our intangible assets has been used in the provision of services to customers and concurrently been used as the foundation to research and develop new or upgraded products and services. No allocation of the amortization of intangible assets between cost of revenue and research and development expenses has been made.

We assess the useful lives of intangible assets by the period of bringing economic benefits to us. Intangible assets with indefinite useful lives are not amortized but are subject to annual impairment assessment.

Multiple Performance Obligations

We consider implementation and post-implementation support services as distinct performance obligations, and the business origination and post-lending management services as distinct performance obligations. However, we do not provide these services separately, and the third-party evidence of selling price does not exist either, as public information is not available regarding the amount of fees competitors charge for these services. As a result, we use the expected-cost-plus-a-margin approach to determine our best estimate of selling prices of the different deliverables as the basis for allocation. When estimating the selling prices, we consider the costs related to such services, profit margin, customer demand, effect of competition, and other market factors, if applicable.

Estimation of Variable Consideration

The total consideration for business origination service and post-lending management service provided by us to financial institution lenders is variable. Under guarantee model, the fee rate is fixed and the variability is mainly related to the prepayment risk of borrowers that the borrower can early repay the loans and the monthly service fee for the remaining period will be waived. Under non-guarantee model, the fee includes a fixed component and a variable component which depends on the performance of portfolios of the underlying loans, therefore the variability is mainly related to actual default rates of portfolios of the loans, as well as the prepayment risk. Variable fees are included as part of the total transaction price to the extent that it is highly probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable fee is subsequently resolved. We consider estimated prepayment risk and estimated default risk in determining its transaction price, using the expected value approach on the basis of historical information and current trends of prepayments and default.

Measurement of financial guarantee liability

We initially recognize financial guarantee liability at fair value. We determine the fair value using a discounted cash flow method, and take into account the timing and amount of expected payouts under the guarantee based on historical loss data, and other observable data such as the amount that are charged by other market participants to issue similar guarantees in a standalone arm’s length transaction. The discount rates adopted take into account time value of the money as well as an adjustment for our credit worthiness.

Subsequent to initial recognition, the guarantee liabilities are measured at the higher of the amount determined in accordance with the expected credit loss model under IFRS 9 Financial Instruments and the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15 Revenue from Contracts with Customers. The measurement of the expected credit loss of the underlying guaranteed loans takes into account our historical loss record and those of other comparable companies in the market/industry, current and forward looking economics conditions.

Impairment of Intangible Assets Including Goodwill

We are required to test goodwill and intangible assets not ready for use on an annual basis. Other intangible assets are tested whenever events or changes in circumstances indicate that the carrying amount of those assets exceeds their recoverable amount. Intangible assets are tested for impairment based on the recoverable amount of the CGU to which these assets are related. The recoverable amount is determined based on the higher of fair value less costs to sell and value in use.

Determination of the value in use is an area involving management judgment in order to assess whether the carrying value of intangible assets can be supported by the net present value of future cash flows. In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain areas including management’s expectations of (i) future unlevered free cash flows; (ii) long-term growth rates; and (iii) the selection of discount rates to reflect the risks involved.

Allocation of amortization of intangible assets between cost of revenue and research and development expenses

Our intangible assets are mainly used in provision of services to customers and therefore our amortization is recognized as cost of revenue, except that platform and application with an original cost of RMB690,910,000 contributed by Ping An Group has been used in the provision of services to customers and concurrently been used as the foundation to research and develop new or upgraded products and services. With the assistance of a third party valuation firm, the original cost of RMB690,910,000 of platform and application contributed by Ping An Group is split between two components. The first component of RMB591,640,000 is arrived at based on a discounted cash flow valuation assuming that we had obtained the license to use the platform but had not obtained intellectual property rights of the platform and thus no revenue would be generated from new products in the future. The other component of RMB99,270,000 is considered as the value related to the potential of intellectual property rights (such as software codes) which are to be used in research and development activities. The amortization of platform and application with an original cost of RMB690,910,000 contributed by Ping An Group is then allocated to cost of revenue and research and development expenses based on the ratio of the above two components. Significant judgement, in particular the disaggregation of cash flow between the two components, has been made in arriving at the valuation of these two components based on which the related amortization is allocated to cost of revenue and research and development expenses.

Capitalization of Development Costs

Costs incurred in upgrading existing application and platform (primarily relating to upgrade of the existing features or additions of new features/modules) and developing new application and platform are capitalized as intangible assets when recognition criteria are fulfilled. We have applied our professional judgement in determining whether these application and platform could generate probable future economic benefits to us based on the historical experience of the existing products and the prospects of the markets. Any severe change in market performance or technology advancement will have an impact on the development costs capitalized.

Income Taxes

We are subject to income taxes in numerous jurisdictions. Judgement is required in determining the provision for income taxes.

The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future against which the deductible temporary difference can be utilized. To determine the future taxable profits, reference is made to the latest available profit forecasts. Where the temporary difference is related to losses, relevant tax law is considered to determine the availability of the losses to offset against the future taxable profits.

Significant items on which we have exercised accounting judgment include recognition of deferred tax assets in respect of tax losses. Recognition of the deferred tax assets involves judgment regarding the future financial performance of us.

Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact current income tax and deferred income tax in the period in which such determination is made.

Impairment of Financial Assets Measured at Amortized Costs

We apply expected credit losses model in measuring impairment of trade receivables, contract assets and other receivables. The expected loss rates are based on our past loss experiences, existing market conditions as well as forward looking estimates at the end of each reporting periods.

Share-based Payments

An equity-settled share-based compensation plan was granted to our employees and non-employees, under which we receive services from employees and non-employees as consideration for our equity instruments (options). The fair value of the services received in exchange for the grant of the options is recognized as an expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted:

•                  including any market performance;

•                  excluding the impact of any service and non-market performance vesting conditions; and

•                  including the impact of any non-vesting conditions.

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, we revise our estimates of the number of options that are expected to vest based on non-market performance and service conditions. We recognize the impact of any revision to original estimates in our statement of comprehensive income, with a corresponding adjustment to equity.

If the terms of an equity-settled award are modified, at a minimum an expense is recognized as if the terms had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

Fair Value of Ordinary Share

Based on the fair value of the underlying ordinary share, we have used the Binomial option-pricing model to determine the fair value of the share option and Monte Carlo method to determine the fair value of the restricted share units as of the grant date. The fair value per option or per restricted share unit was estimated at the date of grant using the following key assumptions:

	November 7, 2017	November 8, 2018	June 1, 2019	September 10, 2019
Discount rate(1)	24.0%	17.0%	17.0%	15.0%
Risk-free interest rate(2)	3.9%	3.6%	3.3%	2.9%
Volatility(3)	51.6%	51.2%	46.0%	43.9%
Dividend yield	0.0%	0.0%	0.0%	0.0%

(1)                                 Discount rate is based on the cost of equity, which was determined based on a number of factors including the risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

(2)                                 Risk-free interest rate within the contractual life of the option is based on the China Treasury yield curve in effect at the time of grant.

(3)                                 Volatility is based on the historical volatility of similar U.S public companies for a period equal to the expected life preceding the grant date.

We were a private company with no quoted market prices for our ordinary shares prior to our success of initial public offering. We therefore need to make estimates of the fair value of our ordinary shares at various dates in order to determine the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees.

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm:

Date	Fair Value per Ordinary Share (US$)	Valuation approach	Discount Rate	Type of Valuation
November 7, 2017	0.17	Income Approach—DCF	24%	Retrospective using contemporaneously prepared cash flow projections
November 8, 2018	7.09	Income Approach—DCF	17%	Retrospective using contemporaneously prepared cash flow projections
June 1, 2019	7.25	Income Approach—DCF	17%	Retrospective using contemporaneously prepared cash flow projections
September 10, 2019	7.02	Income Approach—DCF	15%	Contemporaneous

The determined fair value of our ordinary shares increased from US$0.17 per share as of November 7, 2017 to US$7.09 per share as of November 8, 2018. We believe this increase in the fair value of our ordinary shares was primarily attributable to the following factors:

(i)                                     the rapid organic growth of our business in line with the growth of our customers’ transaction volume, which in turn, was driven by the effectiveness of our solutions;

(ii)                                  the significant increase in the number of our premium customers from 40 in 2017 to 221 in 2018;

(iii)                               additional capital raising through the completion of A-round financing in April 2018, which strengthened our financial status and indicated an increase in investors’ confidence in our business prospects;

(iv)                              the decrease in discount rate from 24% as of November 7, 2017 to 17% as of November 8, 2018 as a result of the milestone events described above and our business growth; and

(v)                                 our adjustment of financial forecast to reflect potentially higher revenue growth rate and potentially better financial performance due to the above-mentioned developments.

The determined fair value of our ordinary shares further increased from US$7.09 per share as of November 8, 2018 to US$7.25 per share as of June 1, 2019. We believe this increase in the fair value of our ordinary shares was primarily attributable to the following factors:

(i)                                     the continuing strong momentum of revenue growth from expanding product and service offerings through our technology platform;

(ii)                                  the realization of synergies from our past strategic acquisitions, which are complementing and enhancing our existing solutions.

The determined fair value of our ordinary shares further decreased from US$7.25 per share as of June 1, 2019 to US$7.02 per share as of September 10, 2019. We believe this decrease in the fair value of our ordinary shares was primarily affected by the rising US dollar exchange rate. As a result of the continuous growth of our business, the discount rate decreased from 17% as of June 1, 2019 to 15% as of September 10, 2019.

In determining the fair value of our ordinary shares, we relied in part on a valuation retrospectively determined with the assistance of an independent valuation firm based on data we provided. The valuation report provided us with guidelines in determining the fair value, but the determination was made by our management.

We applied the income approach/discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

Discount rates.  The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

Comparable companies.  In deriving the weighted average cost of capital used as the discount rates under the income approach as of the valuation date, we select three to six publicly traded companies for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in similar industries as we do, and (ii) their shares are publicly traded in developed capital markets, i.e., the United States.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenue growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

Impact of Recently Issued Accounting Standards

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements included elsewhere in this annual report.

C.  Research and Development, Patents and Licenses, etc.

Over the past three years, we invest significant resources in research and development—not only to support our existing business and enhance our existing product and service offerings—but also to incubate new technological and business initiatives to enable us to continue to lead our competition.

See “Item 4. Information on the Company—B. Business Overview—Research and Development,” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.  Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.  Off-Balance Sheet Arrangements

Before the end of January 2018, to test our credit model in real world conditions, we provided credit enhancement in relation to loans facilitated through our solutions to benefit our financial institution customers by agreeing to purchase non-performing loans of their borrowers who satisfied certain risk management criteria. These loans generally have terms of up to three years, and we recorded our credit enhancement as financial guarantee payables on our consolidated statements of financial positions, representing estimated future payments we would be required to make due to future defaults of the legacy loans for which we provided credit enhancement. In each period we recognize guarantee charges in our consolidated statements of comprehensive income that represent the amount by which our charges in respect of defaults of the legacy loans exceed our financial guarantee payables. We ceased offering credit enhancement for any new lending transactions of our customers at the end of January 2018.

As of December 31, 2018 and December 31, 2019, our maximum guarantee exposure, which represents our total liability if all borrowers under the loans for which we provided credit enhancement were to default, was RMB1,348.6 million and RMB467.2 million (US$67.1 million), respectively.

Other than the above, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of others and do not assume credit risk in loans facilitated through our platform. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.  Tabular Disclosure of Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2019:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(RMB in thousands)
Operating Lease Obligations	213,557	111,012	100,393	2,152	—

Operating lease obligations relate to non-cancellable operating leases for our office premises.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019.

G.  Safe Harbor

See “Forward-Looking Statements” in this annual report.

ITEM 6.    DIRECTORS, SENIOR MANANGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Wangchun Ye	65	Chairman of the Board of Directors and Chief Executive Officer
Rong Chen	51	Director and Co-General Manager
Sin Yin Tan	43	Director
Rui Li	49	Director
Wenwei Dou	54	Director
Min Zhu	41	Director
Qi Liang	47	Independent Director
Yaolin Zhang	62	Independent Director
Tianruo Pu	51	Independent Director
Han Qiu	45	Co-General Manager
Yuxiang Huang	55	Executive Vice President
Runzhong Huang	47	Executive Vice President
Wei Jye Jacky Lo	43	Chief Financial Officer

Dr. Wangchun Ye has served as our chairman of the board of directors since June 2018, and as our director and chief executive officer since October 2017. Dr. Ye joined Shanghai OneConnect as chairman of the board of directors in 2015 and then became chief executive officer in 2016. Dr. Ye has more than 40 years of experience in finance and banking. Dr. Ye joined Ping An Group in March 2007. He served as a vice president of Ping An Bank Co., Ltd., or Ping An Bank, from March 2007 to November 2015. Prior to joining Ping An Group, Dr. Ye successively served as the general manager of both business department and human resources and training department and the general officer of the head office of Huaxia Bank Co., Limited from November 1999 to March 2007. From May 1984 to November 1999, Dr. Ye served in various senior management positions at different regional branches of the Industrial and Commercial Bank of China, including as vice president of Wuhan branch, head of the planning department of Hubei provincial branch, president of Jingmen branch, vice president of Jingmen branch, office manager of Jingzhou central branch and vice president of Honghu branch. From March 1973 to May 1984, Dr. Ye successively served as a credit loan officer and a vice office manager at a local branch of the PBOC, where he was responsible for credit and fund settlement management. Dr. Ye received his doctorate degree in management science and engineering from Huazhong University of Science and Technology in June 2001.

Ms. Rong Chen is our co-general manager and has served as our director since October 2017. Prior to joining us, Ms. Chen served as a vice president of Ping An Bank from April 2014 to September 2017, and she also served as the chief financial officer of Ping An Bank from September 2016 to September 2017. Prior to that, Ms. Chen served as the assistant to the president of Ping An Bank from January 2012 to March 2014. From July 1993 to January 2012, Ms. Chen served in various senior management positions at Shenzhen Development Bank Co., Ltd., as the predecessor of Ping An Bank, including as president of Nantou branch, general manager of the credit department, executive director of the credit risk department, chief internal control executive officer, chief operating officer and the president of Shenzhen branch. Ms. Chen received her master’s degree in business economics from Zhongnan University of Economics and Law in 1993.

Ms. Sin Yin Tan has served as our director since October 2017. She is currently the Group co-CEO and Executive Board Director of Ping An Group, overseeing the Group’s technology businesses and digital innovation. She is a standing member of Ping An Group’s Executive Management Committee and Investment Management Committee across insurance, banking, investment and technology business. She serves on the board for various Ping An subsidiaries, including Ping An Bank (also a public company), Ping An Life Insurance and Ping An P&C Insurance. Before joining Ping An Group, Ms. Tan was a global partner at McKinsey & Company, and served clients in U.S.A. and Asia for 13 years. Ms. Tan is a Singaporean, and graduated from Massachusetts Institute of Technology with Masters of Engineering in Electrical Engineering and Computer Science, and two bachelor degrees in Electrical Engineering and Economics.

Dr. Rui Li has served as our director since September 2019. Dr. Li has served as the Group Financial Director of Ping An Group since 2017. Before joining Ping An Group, Dr. Li served as various leadership positions in SF Express, including Group Finance Director and chief financial officer of international business unit, from 2011 to 2017. Prior to that, Dr. Li served in PricewaterhouseCoopers Hong Kong, and Deloitte USA and Canada. Dr. Li is a member of American Institute of Certified Public Accountants and holds the Chartered Global Management Accountant designation. Dr. Li received his master’s degree from Metropolitan State University in 2000, and his doctorate degree from International School of Management in 2017.

Mr. Wenwei Dou has served as our director since October 2017. Mr. Dou also serves as a director in various entities within the Ping An HealthKonnect Group and Lufax Group. Mr. Dou joined Ping An Group in April 1997, and since then he has served in various legal and compliance positions in Ping An Group. Mr. Dou received his bachelor’s degree and master’s degree in law from Jilin University in July 1989 and May 1994, respectively.

Mr. Min Zhu has served as our director since January 2018. Mr. Zhu has more than ten years of experience in financial services and investment. Mr. Zhu also serves as chief executive officer and director of BYFIN Co., Limited since September 2018, and chief executive officer and director of BYFX Global Co., Ltd. since November 2017. Prior to that, Mr. Zhu served as the chief executive officer and director of BYFX HK Co., Ltd. from December 2015 to August 2018 and July 2019, respectively, and he also served in various directorships and senior management positions at SBI Holdings, Inc., Suzhou Yian Biotech Co., Ltd., SBI (China) Co., Ltd., SBI Investment Co., Ltd. and SBI Asset Management Co., Ltd. Mr. Zhu received his bachelor’s degree in Economics and Japanese Language from Shanghai International Studies University in July 2001, and his master’s degree in business administration from Hosei University in March 2004.

Dr. Qi Liang has served as our independent director since February 2019. Dr. Liang has served as an independent director of First Capital Securities Co., Ltd. since 2018. Dr. Liang also serves as a professor of finance, director of publicity and head of the office of faculty affairs at Nankai University. Dr. Liang previously served as the dean of the school of economics at Nankai University from 2012 to 2017, and as an independent director of Bank of Tianjin from 2011 to 2015. Dr. Liang received his doctorate degree in economics from Nankai University in July 1999.

Dr. Yaolin Zhang has served as our independent director since February 2019. Dr. Zhang has served as the chairman of board of directors and chief executive officer of Shenzhen Ya Zhi Mei Ju Information Technology Co., Ltd. since February 2019. Dr. Zhang has also served as an independent director of Bank of Ningxia since December 2019, an independent director of Dongguan Trust Co., Ltd. since August 2019 and as an independent director of Bank of Luoyang since August 2017. Dr. Zhang has more than 30 years of experience in finance and banking. Dr. Zhang was the person responsible for the establishment of the Shenzhen branch of Shanghai Pudong Development Bank, or SPD Bank, and served as president of the branch from August 2010 to May 2015. Prior to that, Dr. Zhang served as a vice president of Ping An Bank from November 2008 to August 2010. From June 1998 to October 2008, Dr. Zhang served in various positions in SPD Bank, including vice president and president of Guangzhou branch and vice president of SPD Bank. From July 1987 to June 1998, Dr. Zhang also served in various management positions at China Construction Bank. Dr. Zhang received his bachelor’s degree in physics from Fudan University in 1982, his master’s degree in World Economy from Wuhan University in 1987, and his doctorate degree in international finance law from Wuhan University in 1996.

Mr. Tianruo Pu has served as our independent director since September 2019. Mr. Pu also serves as a director of various listed companies, including Autohome Inc., Renren Inc., Kaixin Auto Holdings and 3SBio Inc, and recently joined the board of directors of Luckin Coffee Inc. as an independent director in March this year. Mr. Pu served as the chief financial officer of Zhaopin Ltd from 2016 to 2018, UTStarcom from 2012 to 2014 and Nuokang Biopharma from 2008 to 2012. Mr. Pu received his bachelor’s degree in English and International Studies from China Foreign Affairs University in 1991, his master’s degree in Accounting from University of Illinois in 1996 and his master’s degree in business administration from the Kellogg School of Management at Northwestern University in 2000.

Ms. Han Qiu has served as our co-general manager since February 2019. Ms. Qiu joined Shanghai OneConnect in September 2016 as chief innovation officer and deputy general manager. Ms. Qiu has over 15 years of experience in finance, technology and data analytics. Ms. Qiu joined Ping An Group in April 2014 and has successively served as the general manager of the data platform department of Ping An Technology and the general manager of Shenzhen Qianhai Credit Centre Co., Ltd., during which Ms. Qiu led the establishment of personal credit service business in Ping An Group. Before joining Ping An Group, Ms. Qiu served as the APAC head of research for GE (China) Research and Development Centre Co., Ltd. from January 2003 to September 2006, a consultant with McKinsey & Company from October 2006 to August 2008, head of IT for Fullerton Financial Holdings Pte. Ltd. from September 2008 to July 2013, and as transformation management director of Standard Chartered Bank (China) Limited from July 2013 to April 2014. Ms. Qiu received her bachelor’s degree in international accounting and her master’s degree in accounting from Nanjing University in July 1997 and June 2000, respectively. Ms. Qiu also received a master’s degree in accounting and finance from City University of Hong Kong in November 2002.

Mr. Yuxiang Huang is our executive vice president. Mr. Huang joined Shanghai OneConnect as chief technology officer and chief operating officer in October 2016. He also serves as a director of Shenzhen Kingdom Sci-Tech Co., Ltd. From September 2015 to October 2016, Mr. Huang served as a deputy general manager of Ping An Technology and as the chief information officer of the investment system of Ping An Group, responsible for the development of investment system for professional companies within Ping An Group and for setting up the investment plan of cloud technology for Ping An Group. Before joining Ping An Group, Mr. Huang had worked for Dou Yee Enterprises (S) Pte. Ltd., Credit Suisse First Boston Corporation, and served as the vice president of the global finance desk technology of Citigroup (USA), senior vice president of ICG department at Citigroup Software Technology and Services (China) Limited and head of global banking and markets technology of HSBC Software Development (Guangdong) Limited. Mr. Huang received his bachelor’s degree in computer science and automation and his master’s degree in engineering from Wuhan College of Water Transportation Engineering in July 1985 and July 1990, respectively.

Dr. Runzhong Huang is our executive vice president. Dr. Huang has also served as the chairman of the supervisory committee of Shenzhen OneConnect since March 2019. Dr. Huang has also served as secretary-general of Internet Finance Association of Small and Medium-sized Banks (Shenzhen) since April 2019. From July 2016 to December 2018, Dr. Huang served as secretary-general of China Banking Association. From October 2014 to July 2016, Dr. Huang served as a supervisor on the board of Export-Import Bank of China. Prior to that, Dr. Huang worked for the National Audit Office of the People’s Republic of China from August 2011 to October 2014 and the CBIRC, formerly known as the China Banking Regulatory Commission from September 2003 to August 2011. Dr. Huang received a bachelor’s degree in law from China Youth University of Political Studies in July 1994, a master’s degree in global economics from Renmin University of China in January 2000, and a doctorate degree in economics from Peking University in June 2003.

Mr. Wei Jye Jacky Lo has served as our chief financial officer since October 2019. Prior to joining us, Mr. Lo held various finance leadership positions with Yum China Holdings, Inc., or Yum China, one of the largest restaurant companies in China, from 2016 to 2019. He was the chief financial officer and treasurer of Yum China from 2017 to 2019. Prior to joining Yum China, Mr. Lo had worked with Ernst & Young for 15 years, including as a partner and deputy director in the Asia Pacific Capital Markets Center of Ernst & Young, specializing in U.S. generally accepted accounting principles, SEC reporting and Sarbanes-Oxley compliance requirements. Mr. Lo graduated from the University of Texas at Austin with a master’s degree in professional accounting, a bachelor’s degree in business administration with honors and a bachelor of arts degree in economics with honors. He is a certified public accountant in Texas and a member of both the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants.

B.  Compensation

In 2019, we paid an aggregate of approximately RMB21.7 million (US$3.1 million) in cash to our directors and executive officers.  Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, employment injury insurance, maternity insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct. If the executive officer otherwise fails to perform agreed duties, we may terminate employment upon one-week to 30-day advance written notice. We may also terminate an executive officer’s employment upon mutual agreement or 30-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. Our executive officer may resign at any time upon mutual agreement or 30-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all information with economic value, including but not limited to inventions, works and software, which they conceive, develop or reduce to practice during the executive officer’s employment with us and one year following the last date of employment, and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for information with economic value.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and under certain circumstances, for certain additional periods as we shall determine upon the termination of the employment. Specifically, each executive officer has agreed not to (i) assume employment with or provide services to any of our competitors, whether as full-time or part-time, or engage in, whether as principal, partner, shareholder or otherwise, any business competing with us; or (ii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

We adopted a share incentive plan in November 2017, which was amended and restated in September 2019, or the 2019 Plan. The purpose of the 2019 Plan is to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. The maximum aggregate number of ordinary shares that can be issued under the 2019 Plan is 66,171,600, which are indirectly held by Xin Ding Heng Limited, the administrator of our 2019 Plan, through Sen Rong Limited. As of the date of this annual report, there are 25,770,677 ordinary shares underlying the outstanding grants under the 2019 Plan.

The following is a summary of the principal terms of the 2019 Plan.

Type of Awards.  The 2019 Plan permits the award of options, performance share units or any other types of share-based awards to purchase our ordinary shares.

Award Agreement.  Awards granted under the 2019 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligible Participants.  Our employees or any other individual as determined by the plan administrator, in its sole discretion, is eligible to participate in the 2019 Plan.

Exercise of Options.  Vested options will become exercisable after twelve months after an initial public offering of our ordinary shares. Once all the preconditions are met, a participant may exercise options in whole or in part by giving written notice of exercise to us specifying information such as the number of shares to be purchased, as well as making full payment of the aggregate exercise price of the shares so purchased.

Vesting Schedule.  Except as otherwise approved by the board of directors and subject to forfeiture and arrangement on termination of employment or service, awards granted will be vested in four years and up to 25% of the awards will become vested in any given year, provided that the vesting of performance share units shall be further subject to the termination of the lock-up period of the initial public offering of our ordinary shares. The number of awards vested each year is subject to adjustment based on performance index of the grantee determined by the board of directors each year. For the first three vestings, any unvested portion of awards due to adjustment of performance index can be, and can only be, carried over to the next vesting. For the fourth vesting, any unvested portion due to adjustment of performance index will be forfeited. In addition, if the grantee’s performance index ranks within the last 10% of the team he/she belongs to in a certain year, all awards that can be vested in that year will be forfeited.

Administration.  The 2019 Plan is administered by our board of directors, or any director, committee or person designated by our board, including but not limited to Xin Ding Heng Limited.

Lapse of Awards.  An award issued under the 2019 Plan shall lapse automatically under certain circumstances, including but not limited to, the expiration of awards period, termination of employment for cause, operation of competing business with us during employment and within three years after termination of employment, and the tenth anniversary of the grant date of such award.

Amendment and Termination.  Our board of directors may amend or discontinue the 2019 Plan.

Transfer Restrictions.  An option is personal to the grantee and may not be assigned or transferred.

The following table summarizes, as of the date of this annual report, the awards issued under the 2019 Plan to our directors, executive officers and other grantees.

Name	Ordinary Shares Underlying Outstanding Options/Performance Share Units Awarded		Exercise Price (RMB/Share)	Date of Grant	Date of Expiration
Wangchun Ye	*		1.33	November 7, 2017	November 6, 2027
	*		2.00	November 7, 2017	November 6, 2027
Rong Chen	*		2.00	November 7, 2017	November 6, 2027
Han Qiu	*		1.33	November 7, 2017	November 6, 2027
	*		2.00	November 7, 2017	November 6, 2027
Yuxiang Huang	*		1.33	November 7, 2017	November 6, 2027
	*		2.00	November 7, 2017	November 6, 2027
Runzhong Huang	*		52.00	June 1, 2019	May 31, 2029
Wei Jye Jacky Lo	*	(1)	NA	January 2, 2020	January 1, 2030
Other grantees	19,942,677		From 1.33 to 52.00	From November 7, 2017 to June 1, 2019	From November 6, 2027 to May 31, 2029
	*	(1)	NA	From September 10, 2019 to April 2, 2020	From September 9, 2029 to April 1, 2030

*                                         Less than 1% of our total outstanding shares.

(1)                                     Performance share units.

C.  Board Practice

Board of Directors

Our board of directors consists of nine directors, including three independent directors, namely Qi Liang, Yaolin Zhang and Tianruo Pu. A director is not required to hold any shares in our company by way of qualification. The Corporate Governance Rules of the New York Stock Exchange generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the New York Stock Exchange permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exemption and do not have a majority of independent directors serving on our Board of Directors.

A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested, provided that (a) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We have established an audit committee and a compensation and nomination committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Tianruo Pu, Qi Liang and Rui Li. Tianruo Pu is the chairman of our audit committee. We have determined that Tianruo Pu and Qi Liang each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that each of Tianruo Pu, Qi Liang and Rui Li qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•                  reviewing and approving all proposed related party transactions;

•                  meeting separately and periodically with management and the independent auditors; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation and Nomination Committee.  Our compensation and nomination committee consists of Yaolin Zhang, Rong Chen and Qi Liang. Yaolin Zhang is the chairman of our compensation and nomination committee. We have determined that Yaolin Zhang and Qi Liang each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation and nomination committee assists the board in (i) reviewing and approving the compensation plan, including all forms of compensation, relating to our directors and executive officers, (ii) selecting individuals qualified to become our directors, and (iii) determining the composition of the board and its committees. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation and nomination committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements;

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management;

•                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•                  declaring dividends and distributions;

•                  appointing officers and determining the term of office of the officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders and the appointment of such directors should first be approved by the board of directors or any committee of the board. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D.  Employees

The following table sets forth the number of our employees by function as of December 31, 2019.

Function
Research and Development	1,893
Business Operations	613
Sales and Marketing	835
General Administration	290
Total	3,631

As of December 31, 2017, 2018 and 2019 we had 1,409, 2,695 and 3,631 employees, respectively. A large number of our employees had prior experience in technology companies or financial institutions.

Our success depends on our ability to attract, retain and motivate qualified personnel. We primarily recruit our employees in China through recruitment agencies, on-campus job fairs and online channels including our corporate website and social media platforms. We have adopted a training policy, pursuant to which management, technology and other training is regularly provided to our employees by internal speakers and external consultants. We believe our training culture has contributed to our ability to recruit and retain qualified employees.

As required under Chinese law and regulations, we participate in various employee social security plans that are organized by applicable local municipal and provincial governments, including housing, pension, medical, maternity, work-related injury and unemployment benefit plans. We are required under Chinese laws to make contributions to employee benefit plans at specified percentages of salaries, bonuses, and certain allowance of our employees, up to a maximum amount specified by the local government. We do not have a labor union.

E.  Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2020:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,107,880,664 ordinary shares issued and outstanding as of the date of March 31, 2020.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days as of March 31, 2020, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned
	Number	%†
Directors and Executive Officers*:
Wangchun Ye	—	—
Rong Chen	—	—
Sin Yin Tan	—	—
Rui Li	—	—
Wenwei Dou	—	—
Min Zhu	—	—
Qi Liang	—	—
Yaolin Zhang	—	—
Tianruo Pu	—	—
Han Qiu	—	—
Yuxiang Huang	—	—
Runzhong Huang	—	—
Wei Jye Jacky Lo	—	—
All Directors and Executive Officers as a Group	—	—
Principal Shareholders:
Sen Rong Limited(1)	501,300,000	45.2%
Bo Yu Limited(2)	401,700,000	36.3%
SBI StellarS and its affiliated entities(3)	61,333,332	5.5%

*                                         Except as otherwise indicated below, the business address of our directors and executive officers is 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, People’s Republic of China.

†                                         For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares issued and outstanding and the number of shares such person or group has the right to acquire upon exercise of an option, warrant or other right within 60 days from March 31, 2020. The total number of ordinary shares issued and outstanding as of March 31, 2020 is 1,107,880,664.

(1)                                 The number of ordinary shares beneficially owned represents 501,300,000 ordinary shares held of record by Sen Rong Limited, a company incorporated in the British Virgin Islands, as reported in the Schedule 13G filed by Sen Rong Limited, among others, on February 14, 2020. The registered business address of Sen Rong Limited is at the office of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. Xin Ding Heng Limited, Yi Chuan Jin Limited and Rong Chang Limited, each incorporated in the British Virgin Islands, holds 13.2%, 39.9% and 47.0% of the shares of Sen Rong Limited, respectively. The registered business address of Xin Ding Heng Limited is at the office of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The registered business address of Yi Chuan Jin Limited is at the office of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The registered business address of Rong Chang Limited is at the office of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

Xin Ding Heng Limited is the administrator of our share incentive plan, and implements our board’s decision with respect to our share incentive plan. Xin Ding Heng Limited, through Sen Rong Limited, indirectly holds 66,171,600 of our ordinary shares, which represent the maximum aggregate number of ordinary shares that can be issued under our 2019 Plan. Sen Rong Limited, Yi Chuan Jin Limited, and Rong Chang Limited have agreed that Sen Rong Limited will follow Xin Ding Heng Limited’s instruction when a share incentive plan participant exercises share awards, to either (i) transfer the ordinary shares under our share incentive plan to relevant participant or (ii) sell these ordinary shares on behalf of such participant. Sen Rong Limited, Xin Ding Heng Limited, Yi Chuan Jin Limited and Rong Chang Limited agree to further discuss and agree on measures to resolve the potential dilutive impact on Yi Chuan Jin Limited and Rong Chang Limited’s shareholding interest in our shares as a result of such transfer or sale. As a result of this arrangement, Xin Ding Heng Limited may be deemed to be a beneficial owner of 66,171,600 of our ordinary shares.

Xin Ding Heng Limited and Yi Chuan Jin Limited have executed an appointment letter pursuant to which they have agreed to act together with Rong Chang Limited for the purpose of exercising their shareholders’ rights in Sen Rong Limited, and have appointed Rong Chang Limited as their proxy to attend and vote their shares in Sen Rong Limited’s shareholders’ meetings. As a result of this arrangement, Rong Chang Limited may be deemed to be a beneficial owner of our ordinary shares held by Sen Rong Limited. Rong Chang Limited disclaims beneficial ownership of the shares it holds, except to the extent of its pecuniary interests therein. Rong Chang Limited is a company directly held by two individuals, Ms. Wenjun Wang and Mr. Wenwei Dou, who is our director and a senior attorney in Ping An Insurance (Group) Company of China, Ltd., as nominee shareholders to hold the shares of Rong Chang Limited on behalf of certain senior employees of Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries or associates, or the RC Beneficiaries. The nominee shareholders act upon, and vote and pass shareholders’ resolutions in relation to the matters of Rong Chang Limited in accordance with, instructions from a five-person management committee, or the RC Management Committee. The five members of the RC Management Committee, which consist of Jun Yao, Jianrong Xiao, Peng Gao, Wenwei Dou and Wenjun Wang, represent the RC Beneficiaries in making investment decisions for and supervise the management and operation of Rong Chang Limited. The five members of the RC Management Committee are employees of Ping An Group and its subsidiaries, and none of them is our employee. Except for Mr. Wenwei Dou, who is our director, none of the members of the RC Management Committee is our director or senior management. None of the members of the RC Management Committee is a director or senior management of Ping An Insurance (Group) Company of China, Ltd.

(2)                                 The number of ordinary shares beneficially owned represents (i) 398,700,000 ordinary shares held of record by Bo Yu Limited, a company incorporated in the British Virgin Islands, and (ii) 3,000,000 ordinary shares, represented by 1,000,000 ADSs that China Ping An Insurance Overseas (Holding) Limited, or Ping An Overseas, a limited liability company incorporated in Hong Kong, as reported in the Schedule 13G filed by Bo Yu Limited, among others, on February 14, 2020.

Bo Yu Limited is ultimately wholly controlled by Ping An Insurance (Group) Company of China, Ltd., a company incorporated under the laws of the PRC whose shares are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The registered business address of Bo Yu Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. Ping An Overseas is a subsidiary of Ping An Group, which ultimately wholly controls Bo Yu Limited and, as a result of this arrangement Bo Yu may be deemed to be the beneficial owner of the 3,000,000 ordinary shares owned by Ping An Overseas. The registered business address of Ping An Overseas is Suite 2318 23rd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Each shareholder of Yi Chuan Jin Limited—Jie Li and Liang Xu, who are our employees—has granted an option to Bo Yu Limited to purchase up to 100% of his/her shares in Yi Chuan Jin Limited, or the Offshore Call Options. Yi Chuan Jin Limited holds 39.9% of the shares of Sen Rong Limited, which in turn beneficially owns 45.2% of our ordinary shares. Please refer to note (1) to our beneficial ownership table above. Each shareholder of Yi Chuan Jin Limited is entitled to his/her voting and other rights in Yi Chuan Jin Limited prior to Bo Yu Limited’s exercise of the Offshore Call Options.

The shareholders of Yi Chuan Jin Limited also hold the entire equity interest in Shenzhen Lanxin Enterprise Management Co., Ltd., or Shenzhen Lanxin, which is one of the nominee shareholders of one of our VIEs, Shenzhen OneConnect and holds 22.2% of the equity interest in Shenzhen OneConnect. Each of them has granted an option to Shenzhen Ping An Financial Technology Consulting Co., Ltd., the parent company of Bo Yu Limited, to purchase up to 100% of his equity interest in Shenzhen Lanxin or the Onshore Call Options, and together with the Offshore Call Options, the Call Options.

The Call Options are exercisable concurrently, in whole or in part, during the ten-year period beginning one year after the date of our initial public offering, and such ten-year period may be extended by Bo Yu Limited by written notice.

The exercise price of the Offshore Call Options is calculated pursuant to a formula, which is based upon a predetermined value, as adjusted by (1) comparing the market price of our ADSs representing our ordinary shares to the price of our ordinary shares paid by our A-round investors and (2) dividends, distributions and certain dilutive events. Bo Yu Limited may only exercise the Offshore Call Options when the exercise price reflects an effective price for our ordinary shares that is at or below the 30 day average closing price immediately prior to the date of exercise. The exercise price of the Onshore Call Options is calculated pursuant to a formula, which is based on a predetermined value of approximately RMB257.6 million plus an amount equal to approximately RMB345.9 million times 6.8% per annum, net of any amounts previously made in respect of such rate.

The aggregate exercise price of the Call Options is expected to be substantially attributable to the exercise price of the Onshore Call Options.

(3)                                 The number of ordinary shares beneficially owned represents (i) 27,333,334 ordinary shares held of record by SBI Stellars Fintech Fund I LP, (ii) 1,999,998 ordinary shares held of record by SBI Stellars Fintech Fund II LP, and (iii) 32,000,000 ordinary shares held of record by SBI Stellars Fintech Fund III LP, as reported in the Schedule 13G filed by StellarS Capital Limited, among others, on February 14, 2020. SBI Stellars Fintech Fund I LP, SBI Stellars Fintech Fund II LP and SBI Stellars Fintech Fund III LP are controlled by StellarS Capital Limited, a company incorporated in the Cayman Islands, which is ultimately controlled by Mr. Mao Zhang. SBI Stellars Fintech Fund I LP, SBI Stellars Fintech Fund II LP, and SBI Stellars Fintech Fund III LP are Cayman limited partnership, respectively. The registered business address of SBI Stellars Fintech Fund I LP, SBI Stellars Fintech Fund II LP and SBI Stellars Fintech Fund III LP is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The registered business address of StellarS Capital Limited is the offices of Smeets Corporate Services Limited, Suite 2206, Cassia Court, 72 Market Street, Camana Bay, P.O. Box 30869, Grand Cayman KY1-1204.

To our knowledge, as of March 31, 2020, 104,160,000 ordinary shares, representing approximately 9.4% of our total issued and outstanding ordinary shares, were held by one record shareholder with registered addresses in the United States, which was the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of the record holders of our ordinary shares in the United States.

Except as described hereof, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.  Related Party Transactions

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.”

Registration Rights Agreement

We entered into a registration rights agreement on October 17, 2019 with our shareholders to specify the customary registration rights under the shareholders agreement dated April 2018.

Under the registration rights agreement, we have granted certain registration rights to our shareholders. Such registration rights would terminate upon the earlier of the date on which (i) all registrable securities held by the holders may be sold under Rule 144 of the Securities Act, or (ii) 5 years following the consummation of our initial public offering.

Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights.    At or after the termination of lock-up period of the initial public offering or other similar contractual restriction on the sale of registrable securities, holder(s) together holding at least thirty percent (30%) of the outstanding registrable securities may request in writing that we effect a registration with the SEC (i) on Form F-1, or (ii) on Form F-3, if applicable. Upon receipt of such a request, we shall file promptly with the SEC such registration statement relating to such demand registration, and use our best efforts to cause the registration statement to become effective. However, we should not be obligated to take any action to effect any underwritten offering for demand registration unless holders propose to sell registrable securities in such underwritten offering having a reasonably anticipated net aggregate price of at least US$1.0 million, after deduction of underwriting commission and offering expenses. We shall be obligated to effect no more than two (2) F-1 registration statements that have been declared and ordered effective. We shall be obligated to effect no more than three (3) shelf take-downs pursuant to F-3 registration statements that have been declared and ordered effective. In the event of any cutback of an underwritten demand registration offering, the securities to be included in such demand registration shall be allocated among all holders that have requested to participate in such demand registration, in proportion to the amount of our registrable securities held by each holder, and provided that if the reduction reduces the total amount of registrable securities included in such underwriting to less than thirty percent (30%) of the registrable securities initially requested, such offering shall not be counted as a demand registration for purpose of the two (2) F-1 demand registration limit.

Piggyback Registration Rights.    At or after the termination of lock-up period of the initial public offering or other similar contractual restriction on the sale of registrable securities, if we propose to file a registration statement under the Securities Act for purposes of effecting a public offering for our own account or for the account of any other persons, we must afford holders of registrable securities an opportunity to include in that registration all or any part of their registrable securities then held. There shall be no limit on the number of times the holders may request registration of registrable securities pursuant to such piggyback registration rights.

Right of Deferral.    We have the right to defer filing of a registration statement for up to one hundred and twenty (120) days for a F-1 registration or ninety (90) days for a F-3 registration if the filing of a registration statement would be materially detrimental to us and our shareholders, but we cannot exercise this right and/or the deferral right more than twice in any 12-month period for a F-1 registration and more than twice in any 12-month period for a F-3 registration.

Expenses of Registration.    We will pay all expenses incurred by us in complying with any demand registration or piggyback registration. We are not obligated to pay any underwriting discounts and selling commissions applicable to the sale of a holder’s registrable securities or any fees and expenses of any counsel representing holders of registrable securities.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Transactions with Ping An Group and Its Associates

In 2019, we provided a series of products and services, primarily consisting of banking, investment and insurance related solutions, for RMB1,007.2 million (US$144.7 million) to Ping An Group and certain of its associates, respectively. As of December 31, 2019, we had RMB373.1 million (US$53.6 million) due from Ping An Group and certain of its associates.

In 2019, we purchased services, primarily consisting of technology support, customer acquisition service and human resource support, for RMB758.5 million (US$109.0 million) from Ping An Group, respectively. As of December 31, 2019, we had RMB155.3 million (US$22.3 million) due to Ping An Group in relation to the purchase of services.

In 2019, we received RMB36.7 million (US$5.3 million) net gain from wealth management products issued by Ping An Group.

In 2019, we incurred RMB19.6 million (US$2.8 million) leasing expenses to Ping An Group.

In 2019, we received RMB417.0 thousand (US$59.9 thousand) interest income in relation to certain entrusted loans we extended to Ping An Group and its associates. As of December 31, 2019, we had zero due from Ping An Group and its associates, respectively.

In 2019, we incurred interest expenses of RMB80.6 million (US$11.6 million) in relation to certain entrusted loans extended to us by Ping An Group. As of December 31, 2019, we had RMB1,200.0 million (US$172.3 million) due to Ping An Group, representing the balance of the short-term loans Ping An Group lent to us and outstanding interest payable on the loans.

In 2019, we received RMB78.2 million (US$11.2 million) interest income from our deposit in Ping An Group. As of December 31, 2019, we had RMB2,391.9 million (US$343.6 million) cash and restricted cash deposit in Ping An Group, consisting of bank deposit and guarantee deposit to secure our obligation under the loan facility granted by Ping An Group.

Participation in Our Initial Public Offering

Ping An Overseas, a subsidiary of Ping An Group, our principal shareholder, has subscribed for, and has been allocated 1,000,000 ADSs being offered in our initial public offering in 2019, at the initial public offering price and on the same terms as the other ADSs being offered.

C.  Interest of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal, arbitration, or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us.

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.  Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.   THE OFFER AND LISTING

A.  Offering and Listing Details

Our ADSs, each representing three of our ordinary shares, have been listed on the New York Stock Exchange since December 13, 2019. Our ADSs trade under the symbol “OCFT.” In 2017, 2018 and 2019, no significant trading suspensions occurred.

B.  Plan of Distribution

Not applicable.

C.  Markets

The principal trading market for our ADSs is the New York Stock Exchange.

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expense of the Issue

Not applicable.

ITEM 10.   ADDITIONAL INFORMATION

A.  Share Capital

Not applicable.

B.  Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time and the Companies Law of the Cayman Islands, and the common law of the Cayman Islands.

The following are summaries of material provisions of our amended and restated memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company

Under our third amended and restated memorandum of association, the objects for which our company is established are unrestricted and we have the full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

Ordinary Shares

General.  All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our third amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Voting Rights.  Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or a majority of the Directors or any one or more shareholders who together hold not less than ten percent of the votes attaching to the total issued voting shares of our company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our third amended and restated memorandum and articles of association.

Transfer of Ordinary Shares.  Subject to the restrictions contained in our third amended and restated articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by the New York Stock Exchange or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of shares;

•                  the instrument of transfer is properly stamped, if required;

•                  in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

•                  a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within two calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required by the New York Stock Exchange, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 calendar days in any calendar year.

Liquidation.  On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares.  The Companies Law and our third amended and restated articles of association permit us to purchase our own shares. In accordance with our third amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares.  All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the consent in writing of all of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with or subsequent to the shares of that class or the redemption or purchase of any shares of any class by the Company.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for and throughout a meeting of shareholders consists of at least one shareholder entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all voting power of our share capital in issue.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our articles provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “— H. Documents on Display.”

Changes in Capital

We may from time to time by ordinary resolution:

•                  increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•                  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•                  subdivide our shares, or any of them, into shares of an amount smaller than that fixed by the third amended and restated memorandum and articles of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•                  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Law. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•                  an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  an exempted company’s register of members is not open to inspection;

•                  an exempted company does not have to hold an annual general meeting;

•                  an exempted company may issue no par value shares;

•                  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  an exempted company may register as a limited duration company; and

•                  an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to follow home country practices and rely on certain exemptions in lieu of the New York Stock Exchange rules. The New York Stock Exchange rules require that every company listed on the New York Stock Exchange holds an annual general meeting of shareholders. In addition, our third amended and restated articles of association allow directors to call special meeting of shareholders pursuant to the procedures set forth in our articles.

Differences in Corporate Law

The Companies Law is modelled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by a special resolution of the members of each constituent company.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•                  the statutory provisions as to the required majority vote have been met;

•                  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•                  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•                  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•                  a company acts or proposes to act illegally or ultra vires;

•                  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•                  those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our third amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our third amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our third amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our third amended and restated articles of association provide that shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our third amended and restated articles of association allow our shareholders holding in aggregate no less than one-third of all votes of the issued and outstanding shares of our company which are entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned for vote at such meeting. Other than this right to requisition a general meeting, our third amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or any extraordinary general meeting not requisitioned by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our third amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our third amended and restated articles of association, directors may be removed by an ordinary resolution of shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law and our third amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our third amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our third amended and restated memorandum and articles of association may only be amended by a special resolution of shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our third amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our third amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

C.  Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.  Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange .”

E.  Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ADSs or ordinary shares, nor will gains derived from the disposal of our ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our ADSs or ordinary shares or on an instrument of transfer in respect of our ADSs or ordinary shares.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with a “de facto management body” within China is considered as a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued the Circular Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China. In 2011, the State Administration of Taxation issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version), or Bulletin No. 45, which further clarifies certain issues related to the determination of tax resident status and competent tax authorities. It also specifies that when provided with a copy of Recognition of Residential Status from a resident Chinese-controlled offshore-incorporated enterprise, a payer does not need to withhold income tax when paying certain PRC-sourced income such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

We believe that OneConnect Financial Technology Co., Ltd. is not a PRC resident enterprise for PRC tax purposes. OneConnect Financial Technology Co., Ltd. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that OneConnect Financial Technology Co., Ltd. meets all of the conditions above. OneConnect Financial Technology Co., Ltd. is a company incorporated outside China and its records (including the minutes and resolutions of its board of directors and the resolutions of its shareholders) are maintained outside China. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that OneConnect Financial Technology Co., Ltd. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of OneConnect Financial Technology Co., Ltd. would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that OneConnect Financial Technology Co., Ltd. is treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs.”

United States Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our ordinary shares or ADSs by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of ordinary shares or ADSs. In particular, this summary is directed only to U.S. Holders that hold ordinary shares or ADSs as capital assets and does not address all of the tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, insurance companies, tax exempt entities, partnerships (including any entities treated as partnerships for U.S. federal income tax purposes) and the partners therein, holders that own or are treated as owning 10% or more of our shares (measured by vote or value), persons holding ordinary shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate and gift taxes, the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of ordinary shares or ADSs.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ordinary shares or ADSs that is a citizen or individual resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such ordinary shares or ADSs.

You should consult your own tax advisors about the consequences of the acquisition, ownership and disposition of the ordinary shares or ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under non-U.S., state, local or other tax laws.

ADSs

In general, if you are a U.S. Holder of ADSs, you will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying ordinary shares that are represented by those ADSs.

Taxation of Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property with respect to our ordinary shares or ADSs (including amounts, if any, withheld in respect of PRC taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of ordinary shares, or the date the depositary receives the dividends, in the case of ADSs, and will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Code.

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

Subject to certain exceptions for short-term and hedged positions, the dividends received by a non-corporate U.S. Holder with respect to the ordinary shares or ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the ordinary shares or ADSs will be treated as qualified dividends if:

•                  the ordinary shares or ADSs on which the dividend is paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program; and

•                  we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

Our ADSs are listed on the New York Stock Exchange, and the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, the manner in which we conduct our business and relevant market data, we do not believe that we were a PFIC for U.S federal income tax purpose with respect to our prior taxable year. In addition, based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not expect to be a PFIC for our current taxable year or in the foreseeable future.

Because the ordinary shares are not themselves listed on a U.S. exchange, dividends received with respect to the ordinary shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders of ordinary shares or ADSs should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in light of their own particular circumstances.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—PRC Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. In that case, we may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”). If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described above (assuming we are not a PFIC in the year the dividend is paid or the prior year). Dividend distributions with respect to our ordinary shares or ADSs generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any PRC income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. Alternatively, the U.S. Holder may deduct such PRC income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit or the deductibility of foreign taxes under their particular circumstances.

U.S. Holders that receive distributions of additional ADSs or ordinary shares or rights to subscribe for ADSs or ordinary shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions.

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” upon a sale, exchange or other taxable disposition of the ADSs or ordinary shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in the amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares. Such gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the ADS or ordinary shares have been held for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the ADSs or ordinary shares generally will be treated as U.S.-source income for U.S. foreign tax credit purposes. Consequently, if a PRC tax is imposed on the sale or other disposition, a U.S. Holder that does not receive significant foreign-source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such PRC tax. However, in the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, and a U.S. Holder is eligible for the benefits of the Treaty, such U.S. Holder may elect to treat such gain as PRC-source gain under the Treaty. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the ADSs or ordinary shares.

Deposits and withdrawals of ordinary shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either

•                  75 percent or more of our gross income for the taxable year is passive income; or

•                  the average percentage of the value of our assets that produce or are held for the production of passive income, based on the average of four quarterly testing dates is at least 50 percent (the “asset test”).

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them.

Based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC in our taxable year ended December 31, 2019, and we do not anticipate being a PFIC for our current taxable year or in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, and because the treatment of our VIEs for U.S. federal income tax purposes is not entirely clear, it is possible that we may become a PFIC in the current or a future year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we are a PFIC also may be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we do not deploy significant amounts of cash for active purposes, our risk of being a PFIC may increase.

In the event that we are classified as a PFIC in any year during which a U.S. Holder holds our ordinary shares or ADSs and such U.S. Holder does not make a mark-to-market election, as described in the following paragraph, the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us (generally, distributions that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares or ADSs) and gain that the U.S. Holder recognizes on the sale or other disposition of our ordinary shares or ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. Holder holds its ordinary shares or ADSs. Further, if we are a PFIC for any year during which a U.S. Holder holds our ordinary shares or ADSs, we generally will continue to be treated as a PFIC for all subsequent years during which such U.S. Holder holds our ordinary shares or ADSs unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on Internal Revenue Service, or IRS, Form 8621. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of his or her ordinary shares or ADSs at death.

A U.S. Holder may be able to avoid the unfavorable rules described in the preceding paragraph by electing to mark its ADSs to market, provided the ADSs are treated as “marketable stock.” The ADSs generally will be treated as marketable stock if the ADSs are “regularly traded” on a “qualified exchange or other market” (which includes the New York Stock Exchange). It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the New York Stock Exchange. Consequently, a U.S. Holder that holds ordinary shares that are not represented by ADSs may not be eligible to make a mark-to-market election. If the U.S. Holder makes a mark-to-market election, (i) the U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs at year-end over the U.S. Holder’s basis in those ADSs and (ii) the U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of the U.S. Holder’s basis in its ADSs over their fair market value at year-end, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s adjusted tax basis in its ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, any gain the U.S. Holder recognizes upon the sale of the U.S. Holder’s ADSs in a year in which we are PFIC will be taxed as ordinary income in the year of sale, and any loss the U.S. Holder recognizes upon the sale will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-mark election.

The unfavorable rules described above may also be avoided if a U.S. Holder is eligible for and makes a valid qualified electing fund election, or QEF election. If a QEF election is made, such U.S. Holder generally will be required to include in income on a current basis its pro rata share of the PFIC’s ordinary income and net capital gains. We do not intend, however, to prepare or provide the information that would enable U.S. Holders to make QEF elections.

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. U.S. Holders should consult their own tax advisors about the possible application of the PFIC rules to any of our subsidiaries.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations discussed above and the desirability of making a mark-to-market election.

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the ordinary shares and the ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders that fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the ordinary shares or the ADSs, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or ordinary shares that are paid to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

F.  Dividends and Paying Agents

Not applicable.

G.  Statement of Experts

Not applicable.

H.  Documents on Display

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 (Registration No. 333-234666) under the Securities Act to register the issuance and sale of our ordinary shares represented by ADSs in relation to our initial public offering. We have also filed a related registration statement on Form F-6 (Registration No. 333-235321) with the SEC to register the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with IFRS, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.  Subsidiary Information

Not applicable.

ITEM 11.   QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange risk

Substantially all of our revenues and our expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars. We do not consider that we currently have any significant direct foreign exchange risk and use currency swaps to hedge our exposure to foreign exchange risk. Although our exposure to foreign exchange risks should in general be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is predominantly denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted, and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at certain times significantly and unpredictably. With the development of the foreign exchange market progressing towards interest rate liberalization and Renminbi internationalization and economic uncertainties in both China and the world, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar. It is difficult to predict how market forces, PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert the U.S. dollars we receive from our initial public offering or other capital markets transactions or borrowing outside China into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

We are primarily exposed to changes in U.S. dollar/Renminbi exchange rate. The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. dollar-denominated financial assets. As of December 31, 2019, 18.8% of our cash and cash equivalents were dominated in Renminbi and held in the PRC, and the remaining cash and cash equivalents were denominated in U.S. dollars, Singapore dollars or Hong Kong dollars, and were held in the PRC, Singapore and Hong Kong. As of December 31, 2019, 18.8% of our restricted cash was denominated in Renminbi and the remaining restricted cash was denominated in U.S. dollars. As of December 31, 2017, 2018 and 2019, a 10% appreciation or depreciation in the U.S. dollar to Renminbi exchange rate, would increase or decrease our profit and equity by approximately RMB43.1 million, RMB433.0 million, RMB408.4 million (US$58.5 million), respectively.

Credit risk

Our credit risk is mainly associated with cash and cash equivalents, restricted cash, trade receivables, contract assets, other receivables and financial guarantee contracts.

To manage our risk arising from cash and cash equivalents and restricted cash, we mainly transact with state-owned or reputable financial institutions in China and reputable international financial institution outside of China. We consider that there is no significant credit risk and we will not suffer any material losses due to the default of the other parties.

Our trade receivables and contract assets mainly come from customers. We mitigate credit risk by assessing the credit quality, setting a shorter credit period or arranging the instalment payment and prepayment method. For other receivables (except for financial guarantee fee receivables), we make periodic collective assessments as well as individual assessment on the recoverability based on historical settlement records and forward looking information. For financial guarantee contracts and relevant financial guarantee fee receivables, in order to minimize the credit risk, we have established policies and systems for monitoring and control of credit risk. For financial assets whose impairment losses are measured using expected credit loss model, we assess whether their credit risk has increased significantly since their initial recognition, and apply a three-stage impairment model to calculate their impairment allowance and recognize their expected credit losses.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. As of December 31, 2017, 2018 and 2019, most of our borrowings were at fixed rates. We are exposed to fair value interest rate risk due to our borrowings with fixed interest rates. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future results of operation may be affected due to changes in market interest rates.

Inflation

Since our inception, inflation has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index for 2017, 2018 and 2019 were increases of 1.6%, 2.1% and 2.9%, respectively. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.  Debt Securities

B.  Warrants and Rights

C.  Other Securities

Not applicable.

D.  American Depositary Shares

Fees and Expenses

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•                  a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•                  a fee of U.S.$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

•                  an aggregate fee of U.S.$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•                  a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

•                  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

•                  stock transfer or other taxes and other governmental charges;

•                  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

•                  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•                  fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within JPMorgan Chase Bank, N.A. (the “Bank”) and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars. For certain currencies, foreign exchange transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, foreign exchange transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such foreign exchange transactions.

The foreign exchange rate applied to an foreign exchange transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosure” page (or successor page) of www.adr.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of an foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.

Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute a foreign exchange transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.

Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of foreign exchange transactions will be provided by the depositary on ADR.com. Each holder and beneficial owner by holding or owning an ADR or ADS or an interest therein, and we, each acknowledge and agree that the terms applicable to foreign exchange transactions disclosed from time to time on ADR.com will apply to any foreign exchange transaction executed pursuant to the deposit agreement.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

The right of the depositary to receive payment of fees, charges and expenses survives the termination of the deposit agreement, and shall extend for those fees, charges and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.

The fees and charges described above may be amended from time to time by agreement between us and the depositary.

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the year ended December 31, 2019, we had not received any payment from the depositary.

Payment of Taxes

ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if any law, regulation, circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or other governmental charge. Notwithstanding the depositary’s right to seek payment from current and former beneficial owners, by holding or owning, or having held or owned, an ADR, the ADR holder thereof (and prior ADR holder thereof) acknowledges and agrees that the depositary has no obligation to seek payment of amounts owing from any current or former beneficial owner. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-234666) in relation to our initial public offering, which was declared effective by the SEC on December 12, 2019. In December 2019, we completed our initial public offering in which we issued and sold an aggregate of 31,200,000 ADSs (excluding ADSs offered in the exercise of the over-allotment options), representing 93,600,000 ordinary shares. In January 2020, the underwriters for our initial public offering partially exercised their over-allotment options to purchase an addition of 3,520,000 ADSs. The net proceeds we received from the initial public offering and the partial exercise of over-allotment options totaled approximately US$311.0 million. Morgan Stanley & Co. LLC, Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC, Ping An of China Securities (Hong Kong) Company Limited, BofA Securities, Inc. and HSBC Securities (USA) Inc. were the representatives of the underwriters for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

For the period from December 12, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2019, we did not use any of the net proceeds from our initial public offering. None of the net proceeds from the initial public offering have been paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based on that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Tianruo Pu, Qi Liang and Rui Li qualifies as an “audit committee financial expert,” and that Tianruo Pu and Qi Liang each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended.

ITEM 16B.  CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in September 2019. We have posted a copy of our code of business conduct and ethics on our website at: http://ir.ocft.com/home/, where you can obtain a copy without charge.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	Year ended December 31.
	2018	2019
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	6,180	7,580	1,089
Total	6,180	7,580	1,089

(1)   Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant in relation to the audit of our annual financial statements, review of our quarterly financial statements and services related to our initial public offering in 2019.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing three ordinary shares, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We currently follow our home country practices and rely on certain exemptions provided by the Corporate Governance Rules of the New York Stock Exchange to a foreign private issuer, including exemptions from the requirements to have:

•                  majority of independent directors on our board of directors;

•                  only independent directors being involved in the selection of director nominees and determination of executive officer compensation; and

•                  regularly scheduled executive sessions of independent directors.

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1

Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

2.3

Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-235321), as amended, initially filed with the Securities and Exchange Commission on December 2, 2019)

2.4*	Description of Securities

4.1

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.2

English translation of the Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.3

English translation of the executed amended and restated equity pledge agreement entered into by and among Shenzhen OneConnect Technology, Shenzhen OneConnect, shareholders of Shenzhen OneConnect, Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou dated September 16, 2019 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.4

English translation of the executed amended and restated shareholder voting proxy agreement entered into by and among Shenzhen OneConnect Technology, Shenzhen OneConnect, subsidiaries of Shenzhen OneConnect, shareholders of Shenzhen OneConnect, Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou dated September 16, 2019 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.5

English translation of the form letter of undertakings (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

Exhibit Number	Description of Document
4.6

English translation of the form spousal consent letters issued by the spouses of Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.7

English translation of the executed amended and restated exclusive business cooperation agreement entered into by and between Shenzhen OneConnect Technology and Shenzhen OneConnect dated September 16, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.8

English translation of the executed amended and restated exclusive equity option agreement entered into by and among Shenzhen OneConnect Technology, Shenzhen OneConnect, shareholders of Shenzhen OneConnect, Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou dated September 16, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.9

English translation of the executed amended and restated exclusive asset purchase option agreement entered into by and among Shenzhen OneConnect Technology, Shenzhen OneConnect, shareholders of Shenzhen OneConnect, Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou dated September 16, 2019 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.10

English translation of letter of confirmation entered into by Shanghai OneConnect Block Chain Technology Co., Ltd. dated September 16, 2019 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.11

Share Subscription Agreement between the Registrant and Blossom View Limited dated September 23, 2019 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.12

Share Subscription Agreement between the Registrant and Gold Planning Limited dated September 23, 2019 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.13

Share Subscription Agreement between the Registrant, Great Lakes Global Limited and Ms. Chau Jessica Tsz Wa dated August 27, 2019 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.14

Registration Rights Agreement between Registrant and other parties thereto dated October 17, 2019 (incorporated herein by reference to Exhibit 4.4 to the registration agreement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.15

English translation of Strategic Cooperation Agreement between the Registrant and Ping An Insurance (Group) Company of China, Ltd. dated July 11, 2019 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.16†

English translation of Technology Service Agreement between the Registrant Ping An Technology (Shenzhen) Co., Ltd., Ping An Technology (Shenzhen) Co., Ltd. Shanghai branch and Shenzhen Ping An Communication Technology Co., Ltd. dated September 1, 2019 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

Exhibit Number	Description of Document
4.17*†	English translation of Comprehensive Credit Facility Agreement between the Registrant and Ping An Bank dated March 25, 2020

4.18*†	English translation of Loan Agreement between the Registrant and Ping An Bank dated March 25, 2020

4.19

English translation of 2019 Plan of the Registrant (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

8.1*	Significant Subsidiaries and VIE of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Haiwen & Partners

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*      Filed herewith

**    Furnished herewith

†          Certain portions of these exhibits have been omitted as confidential

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Wei Jye Jacky Lo
	Name:	Wei Jye Jacky Lo
	Title:	Chief Financial Officer

Date: April 28, 2020

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OneConnect Financial Technology Co., Ltd.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of OneConnect Financial Technology Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of OneConnect Financial Technology Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Zhong Tian LLP
Shenzhen, the People’s Republic of China
April 28, 2020

We have served as the Company’s auditor since 2018.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2017	2018	2019
		RMB’000	RMB’000	RMB’000

Revenue	5	581,912	1,413,489	2,327,846
Cost of revenue	6	(482,539)	(1,024,864)	(1,560,988)
Gross profit		99,373	388,625	766,858

Research and development expenses	6	(537,226)	(459,181)	(956,095)
Selling and marketing expenses	6	(208,035)	(441,932)	(635,673)
General and administrative expenses	6	(270,275)	(519,795)	(756,681)
Net impairment losses on financial and contract assets		—	(2,224)	(45,167)
Other income, gains or loss-net	8	25,860	(79,860)	(74,254)
Operating loss		(890,303)	(1,114,367)	(1,701,012)

Finance income	9	2,128	129,435	128,261
Finance costs	9	(85,711)	(163,442)	(174,831)
Finance costs — net	9	(83,583)	(34,007)	(46,570)
Share of losses of associate and joint venture	14	(2,747)	(15,442)	(14,854)
Loss before income tax		(976,633)	(1,163,816)	(1,762,436)

Income tax benefit/(expense)	10	369,677	(26,469)	74,924

Loss for the year		(606,956)	(1,190,285)	(1,687,512)

Loss attributable to:
- Owners of the Company		(606,956)	(1,195,712)	(1,660,566)
- Non-controlling interests		—	5,427	(26,946)
		(606,956)	(1,190,285)	(1,687,512)

Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
- Foreign currency translation differences		—	396,520	78,775
- Changes in the fair value of debt instruments at fair value through other comprehensive income		—	—	40
		—	396,520	78,815
Total comprehensive loss for the year		(606,956)	(793,765)	(1,608,697)

Total comprehensive loss attributable to:
- Owners of the Company		(606,956)	(799,192)	(1,581,751)
- Non-controlling interests		—	5,427	(26,946)
		(606,956)	(793,765)	(1,608,697)

Loss per share attributable to owners of the Company (expressed in RMB per share)
- Basic and diluted	11	(0.90)	(1.29)	(1.77)

Loss per ADS attributable to owners of the Company (expressed in RMB per share)
- Basic and diluted	11			(5.30)

The accompanying notes are an integral part of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

		As at December 31,
	Note	2018	2019
		RMB’000	RMB’000

ASSETS
Non-current assets
Property and equipment	12	319,668	314,505
Intangible assets	13	758,075	976,948
Deferred tax assets	30	348,672	423,786
Investments accounted for using the equity method	14	29,452	118,829
Financial assets at fair value through other comprehensive income	16	5,000	393,448
Contract assets	5	63,120	40,998
Total non-current assets		1,523,987	2,268,514

Current assets
Loan to related party	32	15,027	—
Trade receivables	18	270,530	710,123
Contract assets	5	133,661	211,276
Prepayments and other receivables	19	337,214	528,277
Financial assets at fair value through profit or loss	20	2,540,925	1,690,967
Restricted cash	21	3,996,238	3,440,289
Cash and cash equivalents	22	565,027	1,077,875
Total current assets		7,858,622	7,658,807
Total assets		9,382,609	9,927,321

EQUITY AND LIABILITIES
Equity
Share capital	23	66	73
Shares held for share option scheme	25	(88,280)	(88,280)
Other reserves	24	6,151,453	8,461,637
Accumulated losses		(2,342,752)	(4,003,318)
Equity attributable to equity owners of the Company		3,720,487	4,370,112

Non-controlling interests		110,601	150,429

Total equity		3,831,088	4,520,541

LIABILITIES
Non-current liabilities
Trade and other payables	26	403,228	420,873
Contract liabilities	5	7,423	12,700
Deferred tax liabilities	30	18,480	33,291
Total non-current liabilities		429,131	466,864

Current liabilities
Trade and other payables	26	1,280,641	1,075,576
Payroll and welfare payables		394,828	538,132
Contract liabilities	5	58,383	104,960
Short-term borrowings	27	3,386,100	3,218,566
Derivative financial liabilities	28	2,438	2,682
Total current liabilities		5,122,390	4,939,916
Total liabilities		5,551,521	5,406,780

Total equity and liabilities		9,382,609	9,927,321

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

		Attributable to owners of the Company
	Note	Share capital	Shares held for share option scheme	Other reserves	Accumulated losses	Total	Non- controlling interest	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at January 1, 2017		—	(88,280)	862,162	(540,084)	233,798	—	233,798

Loss for the year		—	—	—	(606,956)	(606,956)	—	(606,956)
Total comprehensive loss for the year		—	—	—	(606,956)	(606,956)	—	(606,956)

Transactions with equity holders:
Capital contribution from the then owners	24	—	—	337,838	—	337,838	—	337,838
Issuance of ordinary shares	23	60	—	—	—	60	—	60
Share-based payments	25	—	—	376	—	376	—	376
Total transactions with equity holders at their capacity as equity holders for the year		60	—	338,214	—	338,274	—	338,274

As at December 31, 2017		60	(88,280)	1,200,376	(1,147,040)	(34,884)	—	(34,884)

Loss for the year		—	—	—	(1,195,712)	(1,195,712)	5,427	(1,190,285)
Other comprehensive income, net of tax
- Foreign currency translation differences	24	—	—	396,520	—	396,520	—	396,520
Total comprehensive loss for the year		—	—	396,520	(1,195,712)	(799,192)	5,427	(793,765)

Transactions with equity holders:
Issuance of ordinary shares	23, 24	6	—	4,730,375	—	4,730,381	—	4,730,381
Acquisition of subsidiary	33(c)	—	—	—	—	—	105,174	105,174
Recognition of redemption liability	33(c)	—	—	(183,569)	—	(183,569)	—	(183,569)
Share-based payments	25	—	—	7,751	—	7,751	—	7,751
Total transactions with equity holders at their capacity as equity holders for the year		6	—	4,554,557	—	4,554,563	105,174	4,659,737

As at December 31, 2018		66	(88,280)	6,151,453	(2,342,752)	3,720,487	110,601	3,831,088

The accompanying notes are an integral part of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to owners of the Company
	Note	Share capital	Shares held for share option scheme	Other reserves	Accumulated losses	Total	Non- controlling interest	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at December 31, 2018		66	(88,280)	6,151,453	(2,342,752)	3,720,487	110,601	3,831,088

Loss for the year		—	—	—	(1,660,566)	(1,660,566)	(26,946)	(1,687,512)
Other comprehensive income, net of tax
- Foreign currency translation differences	24	—	—	78,775	—	78,775	—	78,775
- Fair value changes on financial assets at fair value through other comprehensive income		—	—	40	—	40	—	40
Total comprehensive loss for the year		—	—	78,815	(1,660,566)	(1,581,751)	(26,946)	(1,608,697)

Transactions with equity holders:
Issuance of ordinary shares	23, 24	—	—	192,082	—	192,082	—	192,082
Issuance of ordinary shares upon initial public offering	23, 24	7	—	2,007,028	—	2,007,035	—	2,007,035
Share-based payments	25	—	—	76,364	—	76,364	—	76,364
Acquisition of subsidiary	33	—	—	—	—	—	17,774	17,774
Recognition of redemption liability	33	—	—	(44,105)	—	(44,105)	—	(44,105)
Contribution from non-controlling interests	1.2	—	—	—	—	—	49,000	49,000
Total transactions with equity holders at their capacity as equity holders for the year		7	—	2,231,369	—	2,231,376	66,774	2,298,150

As at December 31, 2019		73	(88,280)	8,461,637	(4,003,318)	4,370,112	150,429	4,520,541

The accompanying notes are an integral part of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Note	2017	2018	2019
		RMB’000	RMB’000	RMB’000

Cash flows from operating activities
Cash used in operations	31(a)	(228,685)	(489,138)	(1,815,725)
Income tax paid		—	(99)	(1,729)
Net cash used in operating activities		(228,685)	(489,237)	(1,817,454)

Cash flows from investing activities
Payment for acquisition of subsidiary, net of cash acquired	33	—	(165,020)	(270,791)
Payments for property and equipment		(15,721)	(84,828)	(97,790)
Payment for intangible assets		(2,265)	(374,978)	(216,670)
Capital injection to associate	14	(40,000)	—	(100,000)
Capital injection to joint venture		—	—	(4,321)
Payment for loan to related parties		—	(15,027)	(5,000)
Payments for financial assets at fair value through other comprehensive income		—	—	(388,363)
Payments for financial assets at fair value through profit or loss		(6,150,538)	(6,102,153)	(5,808,465)
(Payment for)/refund of restricted cash, net		(1,100)	(3,590,548)	708,123
Proceeds from sale of property and equipment		—	—	900
Receipts of loans to related parties		—	—	20,444
Proceeds from sale of financial assets at fair value through profit or loss		6,060,116	4,427,875	6,693,129
Interest received on financial assets at fair value through profit or loss		22,667	99,201	39,643
Net cash (used in) / generated from investing activities		(126,841)	(5,805,478)	570,839

Cash flows from financing activities
Capital contribution from the then owners	24	337,838	—	—
Capital injections from non-controlling interests		—	—	49,000
Proceeds from issuance of ordinary shares	23, 24, 26	431,257	4,409,771	102,080
Proceeds from issuance of ordinary shares upon initial public offering	23, 24	—	—	2,035,177
Proceeds from short-term borrowings	31(c)	1,000,000	7,909,280	4,286,868
Share issue transaction costs	24	—	(20,585)	(28,142)
Payments for lease liabilities	31(c)	(50,432)	(83,727)	(76,895)
Repayments of short-term borrowings	31(c)	(500,000)	(6,093,943)	(4,469,280)
Interest paid		(93,528)	(121,393)	(144,251)
Net cash generated from financing activities		1,125,135	5,999,403	1,754,557

Net increase/(decrease) in cash and cash equivalents		769,609	(295,312)	507,942
Cash and cash equivalents at the beginning of the year		78,158	847,767	565,027
Effects of exchange rate changes on cash and cash equivalents		—	12,572	4,906
Cash and cash equivalents at the end of year		847,767	565,027	1,077,875

The accompanying notes are an integral part of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                 General information, recapitalization and basis of presentation

1.1       General information

OneConnect Financial Technology Co., Ltd. (the “Company”) was incorporated in the Cayman Islands on October 30, 2017 as an exempted company with limited liability under the Companies Law (Cap. 22, Law 3 of 1961 as consolidated and revised) of the Cayman Islands. The address of the Company’s registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company completed its initial public offering (“IPO”) on December 13, 2019 on the New York Stock Exchange. Each American Depositary Shares (“ADSs”) of the Company represents three ordinary shares.

The Company, its subsidiaries, its controlled structured entities (“Structured Entities”, “Variable Interest Entities” or “VIEs”) and their subsidiaries (“Subsidiaries of VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in providing cloud-platform-based Fintech solutions, online information service and operating support service to financial institutions (the “Listing Business”) mainly in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries, VIEs and subsidiaries of VIEs in the PRC.

1.2       History and recapitalization of the Group

Prior to the completion of recapitalization (as described below) of the Group, the Listing Business was carried out through a domestic company and its subsidiaries, incorporated in the PRC, namely Shanghai OneConnect Financial Technology Co., Ltd. (“Shanghai OneConnect”). Shanghai OneConnect was incorporated on December 29, 2015 by Shenzhen Ping An Financial Technology Consulting Co., Ltd. (“Ping An Financial Technology”), a wholly owned subsidiary of Ping An Insurance (Group) Company of China, Ltd. (“Ping An Group”) and Urumqi Guang Feng Qi Investments Limited Partnership (“Guang Feng Qi”) with respective ownership of 70% and 30% after capital injection in May 2016.

On December 29, 2016, Ping An Financial Technology and Guang Feng Qi set up Shanghai Jin Ning Sheng Enterprise Management Limit Partnership (“Jin Ning Sheng”) with 3.5% and 1.5% of the shares of Shanghai OneConnect, respectively.

On February 17, 2017, Urumqi Guang Feng Rong Equity Investment Limited Partnership (“Guang Feng Rong”) purchased 2.35% of the shares of Shanghai OneConnect from Guang Feng Qi.

Recapitalization of the Group

For the purpose of introduction of overseas investors and preparation for a listing of the Company’s shares on an overseas market, Ping An Group underwent a series of recapitalization (the “Recapitalization”) to establish the Company as the ultimate holding company of the Listing Business. The Recapitalization mainly involved the following:

(i)                          On September 15, 2017, OneConnect Smart Technology Co., Ltd. (Shenzhen) (“Shenzhen OneConnect”) was incorporated by the shareholders of Shanghai OneConnect with their equity interests of Shanghai OneConnect, and Shenzhen OneConnect became the sole immediate shareholder of Shanghai OneConnect. Shenzhen OneConnect and its subsidiaries are collectively defined as the “PRC Operating Entities” thereafter.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                               General information, recapitalization and basis of presentation (Continued)

1.2                    History and recapitalization of the Group (Continued)

Recapitalization of the Group (Continued)

(ii)               On October 30, 2017, the Company was incorporated in the Cayman Islands by Bo Yu Limited (“Bo Yu”), a special purpose vehicle set up by Ping An Financial Technology and Sen Rong Limited (“Sen Rong”), a special purpose vehicle set up by Rong Chang Limited (“Rong Chang”), Xin Ding Heng Limited (“Xin Ding Heng”) and Yi Chuan Jin Limited (“Yi Chuan Jin”). The Company was then owned as to 44.3% and 55.7% by Bo Yu and Sen Rong, respectively.

Rong Chang is a special purpose vehicle set up by the same individual shareholders of Guang Feng Qi. Xin Ding Heng is a special purpose vehicle set up by the same individual shareholders of Jin Ning Sheng. Yi Chuan Jin is a special purpose vehicle set up by the same individual shareholders of Shenzhen Lanxin Enterprise Management Co., Ltd. (“Shenzhen Lanxin”), a company set up by Li Jie and Xu Liang (“Lanxin Shareholders”). Sen Rong was then owned as to 46.95%, 39.85% and 13.2% by Rong Chang, Yi Chuan Jin and Xin Ding Heng, respectively.

(iii)            On October 27, 2017, Jin Tai Yuan Limited (“Jin Tai Yuan”) was incorporated in the British Virgin Islands. The Company was registered as a member holding 100% shares of Jin Tai Yuan on October 30, 2017 and therefore Jin Tai Yuan being a whole owned subsidiary of the Company.

(iv)           On October 30, 2017, Jin Cheng Long Limited (“Jin Cheng Long”) was incorporated in Hong Kong as a wholly owned subsidiary of Jin Tai Yuan.

(v)              On November 29, 2017, Ping An Financial Technology and Guang Feng Rong transferred 22.2% and 2.35% of their shareholdings in Shenzhen OneConnect to Shenzhen Lanxin and Jin Ning Sheng, respectively. In the meanwhile, Ping An Financial Technology entered into an Onshore Option Agreement dated November 29, 2017 (which was amended and restated on January 29, 2018) with Shenzhen Lanxin and Lanxin Shareholders pursuant to which Ping An Financial Technology was granted an option to purchase the entire share capital of Shenzhen Lanxin from Lanxin Shareholders (the “Onshore Call Option”).

(vi)           On January 4, 2018, OneConnect Technology Services Co., Ltd. (Shenzhen) (“Shenzhen OneConnect Technology”) was incorporated in the PRC as a wholly owned subsidiary of Jin Cheng Long.

(vii)        Pursuant to a series of contractual agreements dated January 9, 2018 (collectively, the “Contractual Arrangements”) between Shenzhen OneConnect Technology, Shenzhen OneConnect and its equity holders, Shenzhen OneConnect Technology is able to effectively control, recognize and receive substantially all the economic benefit of the business and operations of the PRC Operating Entities. Accordingly, the PRC Operating Entities are treated as controlled structured entities of the Company and consolidated by the Company.

(viii)     Following the completion of the Recapitalization (especially setting-up of the offshore shareholding structure of the Group), Bo Yu, entered into an Offshore Option Agreement dated January 29, 2018 with Lanxin Shareholders and Yi Chuan Jin, pursuant to which Bo Yu was granted an option to purchase the entire share capital of Yi Chuan Jin from the shareholders of Yi Chuan Jin. .

(ix)           After the Recapitalization, the Company was owned as to 44.3% and 55.7% by Bo Yu and Sen Rong, respectively.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                 General information, recapitalization and basis of presentation (Continued)

1.2       History and recapitalization of the Group (Continued)

Other changes of the Company’s shareholders subsequent to the Recapitalization

The Company completed Round A investments (the “Round A Investments”) with 12 institutional investors (the 12 institutional investors collectively, the “Round A Investors”) in April 2018. The Round A Investors have subscribed for 99,999,999 ordinary shares of the Company at a total consideration of USD750,000,000 (approximately RMB4,750,966,000).

Upon completion of Round A Investments, Bo Yu, Sen Rong, and the “Round A Investors” become shareholders of the Company, holding respectively 39.87%, 50.13%, and 10.00% shareholding interests in the Company.

Further details of the Contractual Arrangements are set out in Note 1.2 (a) below.

Initial Public Offering

On December 13, 2019, the Company completed its initial public offering (the “IPO”) on the New York Stock Exchange. In the offering, 31,200,000 American depositary shares (“ADSs”), representing 93,600,000 ordinary shares, were newly issued and sold to the public at a price of USD10 per ADS. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were approximately RMB2,007,034,549 (USD286,838,054).

As at December 31, 2019, the Company had direct or indirect interests in the following major subsidiaries including consolidated structured entities.

				Equity interest held by the Group December 31, 2019	Principal activities /Place of operations

Company name	Place and date of incorporaton / establishment	Issued and paid-in capital				Note
Subsidiaries
Jin Tai Yuan Limited	British Virgin Islands /October 27, 2017	USD	0.00001	100%	Investment holding, BVI
Jin Cheng Long Limited	Hong Kong /October 30, 2017	USD	1	100%	Investment holding, Hong Kong
OneConnect Financial Technology (HongKong) Limited	Hong Kong /March 15, 2018	USD	1	100%	Software and technology service, information transmission. HongKong, the PRC.	(a)
OneConnect Financial Technology (Singapore) Co., Pte. Ltd.	Singapore /March 26, 2018	SGD	20,000,000	100%	Software and technology service, information transmission. Singapore	(a)
PT OneConnect Financial Technology Indonesia	Indonesia/December 04, 2018	IDR	10,000,000,000	100%	Software and technology service, information transmission. Indonesia	(b)
Ping An OneConnect Bank (Hong Kong) Limited	Hongkong/December 07, 2018	HKD	600,000,000	100%	Software and technology service, information transmission. HongKong, the PRC.	(c)
Shenzhen OneConnect Technology	the PRC /January 04, 2018	RMB	10,000,000	100%	Technology promotion and computer application services, Shenzhen, the PRC
Beijing Vantage Point Technology Co., Ltd.(“Vantage Point Technology”)	the PRC /July 18, 2008	RMB	13,333,529	51.67%	Software and technology service, information transmission. Beijing, the PRC.	Note 33(c), (d)
Shenzhen OneConnect Information Technology Service Company Limited (“Shenzhen OneConnect Information Technology”)	the PRC/January 31, 2019	RMB	100,000,000	51%	Software and technology service, information transmission. Shenzhen, the PRC.	(e)
Beijing BER Technology Company Ltd. (“BER Technology”)	the PRC/March 30,2006	RMB	22,950,000	80%	Software and technology service, information transmission. Shenzhen, the PRC	Note 33(a)
Zhang Tong Shun (Guangzhou) Technology Co., Ltd. (“Zhang Tong Shun”)	the PRC/May 9, 2019	RMB	10,000,000	100%	Information technology advisory services, Guangzhou, the PRC	Note 33(b)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                              General information, recapitalization and basis of presentation (Continued)

1.2                    History and recapitalization of the Group (Continued)

Company name	Place and date of incorporation / establishment	Issued and paid-in capital		Attributable equity interest of the Group December 31, 2019	Principal activities /Place of operations	Note
VIEs
Shenzhen OneConnect	the PRC / September 15, 2017	RMB	1,200,000,000	100%	Software and technology service, information transmission. Shenzhen, the PRC.	(f)
Shenzhen E-Commerce Safety Certificates Administration Co., Ltd.(“Shenzhen CA”)	the PRC/August 11, 2000	RMB	43,500,000	98.9%	E - commerce security certificate administration, Shenzhen, the PRC	Note 33(b), (f)
Subsidiaries of the VIEs
Shanghai OneConnect*	the PRC / December 29, 2015	RMB	1,200,000,000	100%	Software and technology service, asset management and consulting. Shanghai, the PRC.	(f)
Shenzhen Kechuang Insurance Assessment Co., Ltd. (“Kechuang”)*	the PRC / August 27, 2001	RMB	4,000,000	99.90%	Insurance survey and loss adjustment. Shenzhen, the PRC.	(f)(g)

* Subsidiaries of Shenzhen OneConnect

Notes:

(a)         On March 15, 2018 and March 26, 2018, OneConnect Financial Technology (HongKong) Co., Limited (“OneConnect(HK)”) and OneConnect Financial Technology (Singapore) Co., Pte. Ltd. (“OneConnect(Singapore)”) were incorporated by the Group in Hong Kong and Singapore, respectively.

(b)         On December 4, 2018, OneConnect(Singapore) and OneConnect(HK) set up PT OneConnect Financial Technology Indonesia in which each holds 90% and 10% equity interest, respectively

(c)          On December 07, 2018, Ping An OneConnect Bank (Hong Kong) Limited was incorporated by the Group in Hong Kong.

(d)         On July 31, 2018, the Group completed its acquisition of 51.67% equity interest of Vantage Point Technology and Vantage Point Technology became a subsidiary of the Group thereafter.

(e)          On January 31, 2019, Shenzhen OneConnect Information Technology was incorporated by the Group and Shenzhen Ping An Investment Development Co., Ltd., a subsidiary of Ping An Group, with equity interests as to 51% and 49%, respectively. The capital contribution of RMB49,000,000 made by Shenzhen Ping An Investment Development Co., Ltd was recognized as capital contribution from non-controlling interest.

(f)      These subsidiaries are controlled through Contractual Arrangements and the Group does not have legal ownership in equity of these subsidiaries, as the PRC regulations restrict foreign ownership of companies that provide value-added telecommunications services, which include activities and services operated by Shenzhen OneConnect, Shenzhen CA and their subsidiaries.

(g)          Kechuang was established in the PRC on August 27, 2001, and were subsequently acquired by the Group at a consideration of RMB2,010,001 on June 7, 2018.

PRC laws and regulations prohibit or restrict foreign ownership of companies that provide Internet-based business, which include activities and services provided by the Group. The Group operates its business operations in the PRC through a series of contractual arrangements entered into among a wholly-owned subsidiary of the Company and VIEs that legally owned by equity holders (“Nominee Shareholders”) authorized by the Group (collectively, “Contractual Arrangements”). The Contractual Arrangements include Exclusive Equity Option Agreement, Exclusive Business Cooperation Agreement, Exclusive Asset Option Agreement, Equity Pledge Agreement, Shareholder Voting Proxy Agreement, Letters of Undertakings and Spousal Consent Letters.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                               General information, recapitalization and basis of presentation (Continued)

1.2       History and recapitalization of the Group (Continued)

Under the Contractual Arrangements, the Company has the power to control the management, and financial and operating policies of the VIEs, has exposure or rights to variable returns from its involvement with the VIEs, and has the ability to use its power over the VIEs to affect the amount of the returns. As a result, all these VIEs are accounted for as consolidated structured entities of the Company and their financial statements have also been consolidated by the Company.

The principal terms of the Contractual Arrangements are further described below:

(a)         Contractual agreements with Shenzhen OneConnect

- Exclusive Equity Option Agreement

Pursuant to the exclusive equity option agreement dated January 29, 2018 entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect, the direct shareholders of Shenzhen OneConnect, and the shareholders of the direct shareholders of Shenzhen OneConnect, namely Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou (each refer to as the “Indirect Shareholder”, together with the direct shareholders of Shenzhen OneConnect, “the Shenzhen OneConnect Shareholders”) (the “Exclusive Equity Option Agreement”), Shenzhen OneConnect Technology has the irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from Shenzhen OneConnect Shareholders all or any part of their equity interests in Shenzhen OneConnect at any time and from time to time in Shenzhen OneConnect Technology’s absolute discretion to the extent permitted by PRC laws. The term of this agreement will remain effective as long as the shareholders continue to hold equity interests in Shenzhen OneConnect.

- Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement dated January 29, 2018 entered into between Shenzhen OneConnect Technology and Shenzhen OneConnect, Shenzhen OneConnect agreed to engage Shenzhen OneConnect Technology as its exclusive provider of business support, technical and consulting services, including but not limited to, technical services, network support, business consultation, equipment, leasing, market consultancy, system integration, product research and development and system maintenance. In exchange for these services, Shenzhen OneConnect shall pay a service fee, which is equal to Shenzhen OneConnect’s profit before tax, after deducting any accumulated losses of Shenzhen OneConnect and its subsidiaries from the preceding fiscal year, working capital, costs, expenses, tax and other statutory contribution in relation to the respective fiscal year. The service fee shall be paid annually and shall be wired to the designated bank account of Shenzhen OneConnect Technology upon issuance of invoice by Shenzhen OneConnect Technology. The initial term of this agreement is 10 years and may be extended for 5-year terms indefinitely.

- Exclusive Asset Option Agreement

Pursuant to the exclusive asset option agreement dated January 29, 2018 entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shenzhen OneConnect Shareholders (the “Exclusive Asset Option Agreement”), Shenzhen OneConnect Technology has the irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from Shenzhen OneConnect all or any part of its assets at any time at Shenzhen OneConnect Technology’s absolute discretion and to the extent permitted by PRC laws. The consideration shall be the higher of (a) a nominal price or (b) the lowest price as permitted under applicable PRC laws.

The Exclusive Asset Option Agreement is for an initial term of ten years and may be extended for five-year terms indefinitely.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                               General information, recapitalization and basis of presentation (Continued)

1.2                     History and recapitalization of the Group (Continued)

(a)         Contractual agreements with Shenzhen OneConnect (Continued)

- Equity Pledge Agreement

Pursuant to the equity pledge agreement dated January 29, 2018 entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shenzhen OneConnect Shareholders (the “Equity Pledge Agreement”), the Registered Shareholders agreed to pledge as first charge all of their equity interests in Shenzhen OneConnect to Shenzhen OneConnect Technology as collateral security for any and all of the guaranteed debt under the Contractual Arrangements and to secure the performance of their obligations under the Contractual Arrangements. During the pledge period, Shenzhen OneConnect Technology is entitled to receive any dividends or other distributable benefits arising from the equity.

The pledge in favor of Shenzhen OneConnect Technology takes effect upon the completion of registration with the relevant administration for industry and commerce and shall remain valid until after all the contractual obligations of the Shenzhen OneConnect Shareholders and Shenzhen OneConnect under the Contractual Arrangements have been fully performed and all the outstanding debts of the Shenzhen OneConnect Shareholders and Shenzhen OneConnect under the Contractual Arrangements have been fully paid.

- Shareholder Voting Proxy Agreement

Shenzhen OneConnect Technology, Shenzhen OneConnect, the Shenzhen OneConnect Shareholders and the subsidiaries of Shenzhen OneConnect entered into a shareholder voting proxy agreement on January 29, 2018. Pursuant to this agreement, each shareholder of Shenzhen OneConnect and its subsidiaries irrevocably authorizes the persons designated by Shenzhen OneConnect Technology to act on its behalf to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shenzhen OneConnect and the subsidiaries of Shenzhen OneConnect, such as the right to appoint or designate directors, supervisors and officers, as well as the right to sell, transfer, pledge or dispose of all or any portion of the shares held by such shareholder. The term of the shareholder voting proxy agreement is the same as that of the business cooperation agreement described above.

- Letters of Undertakings

Each Indirect Shareholder signed a letter of undertakings to the Company on January 29, 2018. Under these letters, the signing Indirect Shareholder has separately irrevocably undertaken, in the event of his or her death or loss of capacity or any other events that could possibly affect his or her capacity to fulfil his or her obligations under the contractual arrangement of Shenzhen OneConnect, that he or she will unconditionally transfer his or her equity interest in Shenzhen OneConnect to any person designated by Shenzhen OneConnect Technology and the transferee will be deemed to be a party to the contractual arrangements and will assume all of his or her rights and obligations as such under the contractual arrangements. Each signing Indirect Shareholder represents that his or her spouse has no ownership interest in his or her equity interests in Shenzhen OneConnect. Each signing Indirect Shareholder further represents that in any circumstances, he or she will not, directly or indirectly, commit any conduct, measure, action or omission that is contrary to the purpose and intention of the contractual arrangements, that leads or may lead to any conflict of interest between Shenzhen OneConnect and OneConnect Financial Technology Co., Ltd. and/or its subsidiaries, and that if, during his or her performance of the contractual arrangements, there is a conflict of interest between the signing Indirect Shareholder and OneConnect Financial Technology Co., Ltd. and/or its subsidiaries, the signing Indirect Shareholder will protect the legal interests of Shenzhen OneConnect Technology under the contractual arrangements and follow the instructions of the Company.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                 General information, recapitalization and basis of presentation (Continued)

1.2                    History and recapitalization of the Group (Continued)

(a)         Contractual agreements with Shenzhen OneConnect (Continued)

-                    Spousal Consent Letters

The spouses of Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou each signed a spousal consent letter on January 29, 2018. Under these letters, each signing spouse respectively agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in Shenzhen OneConnect and the relevant Contractual Arrangements in connection with such equity interest. The signing spouse unconditionally and irrevocably confirmed that he or she does not have any equity interest in Shenzhen OneConnect and committed not to impose any adverse assertions upon his or her spouse’s respective equity interest. Each signing spouse further confirmed that such equity interest may be disposed of pursuant to the relevant Contractual Arrangements, and committed that he or she will take all necessary measures for the performance of those arrangements.

(b)         Contractual agreements with Shenzhen CA

Shenzhen CA and certain of its shareholders holding in the aggregate 98.9% of the equity interest in Shenzhen CA entered into a series of contractual agreements with Zhang Tong Shun in August 2019, which were amended and restated in November 2019. These agreements contain terms substantially similar to the contractual arrangements among Shenzhen OneConnect, Shenzhen OneConnect Shareholders and Shenzhen OneConnect Technology described above.

(c)          Risks in relation to the VIEs

In the opinion of the Company’s management, the Contractual Arrangements discussed above have resulted in the Company, Shenzhen OneConnect Technology and Zhang Tong Shun having the power to direct activities that most significantly impact the VIEs, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs at its discretion. The Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Under the Contractual Agreements with the VIE, the Company can have the assets transferred out of the VIE and VIE’s subsidiaries, except for registered capital, capital reserve and PRC statutory reserves of the VIEs totalling RMB1,208 million and RMB1,254 million as of December 31, 2018 and 2019, respectively. Except for these amounts, there is no other asset of the VIE that can only be used to settle obligations of the VIE and VIE’s subsidiaries. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its Internet-related business mainly through the VIEs, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss. As the VIEs organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of Shenzhen OneConnect Technology and Zhang Tong Shun for the liabilities of the VIEs, and Shenzhen OneConnect Technology and Zhang Tong Shun do not have the obligation to assume the liabilities of these VIEs.

The Company determines that the Contractual Arrangements are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the Contractual Arrangements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                 General information, recapitalization and basis of presentation (Continued)

1.2                    History and recapitalization of the Group (Continued)

(c)          Risks in relation to the VIEs (Continued)

On March 15, 2019, the Foreign Investment Law was formally passed by the thirteenth National People’s Congress and it will take effect on January 1, 2020. The Foreign Investment Law will replace the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC.

The Foreign Investment Law stipulates certain forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate contractual arrangements such as those we rely on as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council.’’ Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard Contractual Arrangements as a form of foreign investment. If this happens, it is uncertain whether the Contractual Arrangements with the VIE and its shareholders would be recognized as foreign investment, or whether the Contractual Arrangements would be deemed to be in violation of the foreign investment access requirements. As well as the uncertainty on how the Contractual Arrangements will be handled, there is substantial uncertainty regarding the interpretation and the implementation of the Foreign Investment Law. The relevant government authorities have broad discretion in interpreting the law. Therefore, there is no guarantee that the Contractual Arrangements, the business of the VIEs and financial conditions of the Company will not be materially and adversely affected.

The Company’s ability to control VIEs also depends on rights provided to Shenzhen OneConnect Technology and Zhang Tong Shun, under the Shareholder Voting Proxy Agreement, to vote on all matters requiring shareholder approval. As noted above, the Company believes Shareholder Voting Proxy Agreement is legally enforceable, but they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the Contractual Arrangements between the Shenzhen OneConnect Technology, and Zhang Tong Shun, the VIEs and their respective shareholders and subsidiaries were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

• revoke the Group’s business and operating licenses;

• require the Group to discontinue or restrict its operations;

• restrict the Group’s right to collect revenues;

• block the Group’s websites;

• require the Group to restructure the operations, re-apply for the necessary licenses or relocate its businesses, staff and assets;

• impose additional conditions or requirements with which the Group may not be able to comply; or

• take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                               General information, recapitalization and basis of presentation (Continued)

1.2                    History and recapitalization of the Group (Continued)

(c)                       Risks in relation to the VIEs (Continued)

The following are major financial statements amounts and balances of the Group’s VIEs and subsidiaries of VIEs (i.e. Shenzhen OneConnect, Shenzhen CA and their subsidiaries) of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019.

	As at December 31,
	2018	2019
	RMB’000	RMB’000

Total current assets	5,200,044	5,108,805
Total non-current assets	609,798	942,638
Total assets	5,809,842	6,051,443
Total current liabilities	5,679,863	6,844,076
Total non-current liabilities	74,464	318,775
Total liabilities	5,754,327	7,162,851

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000

Total revenue	581,912	1,344,412	2,137,890
Net loss	(605,733)	(15,264)	(1,284,223)
Net cash used in operating activities	(280,216)	(649,200)	(1,602,568)
Net cash (used in)/generated from investing activities	(125,741)	(2,262,895)	552,837
Net cash generated from financing activities	744,309	2,606,830	1,173,363
Net increase/(decrease) in cash and cash equivalents	338,352	(305,265)	123,632
Cash and cash equivalents, beginning of the year	78,158	416,510	111,245
Cash and cash equivalents, end of the year	416,510	111,245	234,877

The above financial statements amounts and balances have included intercompany transactions which have been eliminated on the Company’s consolidated financial statements.

As of December 31, 2018 and 2019, the total assets of Group’s VIEs were mainly consisting of cash and cash equivalents, trade receivable, contract assets, prepayments and other receivables, financial assets at fair value through profit or loss, property and equipment, intangible assets and deferred tax assets. As of December 31, 2018 and 2019, the total liabilities of VIEs were mainly consisting of trade and other payable, payroll and welfare payables, contract liabilities and short-term borrowings.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                               Summary of significant accounting policies

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

2.1                     Basis of preparation

Immediately prior to and after the Recapitalization, the Listing Business is held by Shanghai OneConnect. Pursuant to the Recapitalization, Shanghai OneConnect and the Listing Business are transferred to and controlled by the Company. The Company and those companies newly set up during the Recapitalization have not been involved in any other business prior to the Recapitalization and their operations do not meet the definition of a business. The Recapitalization is merely a recapitalization of the Listing Business with no change in management of such business and the ultimate owners of the Listing Business remain the same.

Accordingly, the Group resulting from the Recapitalization is regarded as a continuation of the Listing Business conducted under Shanghai OneConnect. The consolidated financial statements of the Group has been prepared and presented using the carrying amounts of the income, expenses, assets and liabilities of the consolidated financial statements of Shanghai OneConnect for all periods presented.

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial liabilities, which are carried at fair value and subsequent changes are recognized in the statement of comprehensive income.

The preparation of the consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3 below.

Recent accounting pronouncements

(a)         New and amended standards and interpretations adopted by the Group

The group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2019:

•   Prepayment Features with Negative Compensation — Amendments to IFRS 9

•   Long-term Interests in Associates and Joint Ventures — Amendments to IAS 28

•   Annual Improvements to IFRS Standards 2015 — 2017 Cycle

•   Plan Amendment, Curtailment or Settlement — Amendments to IAS 19

•   Interpretation 23 Uncertainty over Income Tax Treatments.

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2          Summary of significant accounting policies (Continued)

2.1       Basis of preparation (Continued)

Recent accounting pronouncements (Continued)

(b)     New standards and amendments to standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations have been issued but not effective during the years ended December 31, 2019 and have not been early adopted by the Group in preparing these consolidated financial statements:

Effective for annual periods beginning on or after

Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	To be determined
Conceptual Framework for Financial Reporting 2018	Revised Conceptual Framework for Financial Reporting	January 1, 2020
Amendments to IAS 1 and IAS 8	Definition of Material	January 1, 2020
Amendments to IFRS 3	Definition of a Business	January 1, 2020
IFRS 17	Insurance Contracts	January 1, 2023

The above new standards, new interpretations and amended standards are not expected to have a material impact on the consolidated financial statements of the Group.

2.2                     Principles of consolidation and equity accounting

2.2.1          Subsidiaries

Subsidiaries are all entities (including structured entities or VIEs as stated in Note 1.2 above) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet, respectively.

2.2.2   Investments accounted for using the equity method

(i) Associate

An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Significant influence could be demonstrated for an investment of less than 20%, for example, by representation on the board of directors or equivalent governing body of the investee. Investments in associates are accounted for using the equity method of accounting.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                              Summary of significant accounting policies (Continued)

2.2                    Principles of consolidation and equity accounting (Continued)

2.2.2          Investments accounted for using the equity method (continued)

(ii) Joint ventures

Investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. Investments in joint ventures are accounted for using the equity method.

Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group's investment accounted for using the equity method include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate or a joint venture, any difference between the cost of the investment accounted for using the equity method and the Group’s share of the net fair value of the investment’s identifiable assets and liabilities is accounted for as goodwill.

If the ownership interest in an associate or a joint venture is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognized in the consolidated statement of comprehensive income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group's share of losses in investment accounted for using the equity method equals or exceeds its interest in the investment, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the investment.

The Group determines at each reporting date whether there is any objective evidence that the investment accounted for using the equity method is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount adjacent to “share of loss of associate and joint venture” in the consolidated statement of comprehensive income.

Profits and losses resulting from upstream and downstream transactions between the Group and its investment accounted for using the equity method are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the investment. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Gain or losses on dilution of equity interest in the investment accounted for using the equity method are recognized in the consolidated statement of comprehensive income.

2.3                     Structured Entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only, and the relevant activities are directed by means of contractual or related arrangements.

The Group determines whether it is an agent or a principal in relation to those structured entities in which the Group acts as an asset manager on management’s judgement. If an asset manager is agent, it acts primarily on behalf of others and so does not control the structured entity. It may be principal if it acts primarily for itself, and therefore controls the structured entity.

With respect to the PRC Operating Entities, the Group acts as a principal and the determination of the consolidation of PRC Operating Entities is set out in Note 1.2. The unconsolidated structured entities in which the Group acts as an asset manager is set out in Note 34.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2          Summary of significant accounting policies (Continued)

2.4                     Business combination

Except for business combinations under common control, the Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or the present ownership interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

Intra-group transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

2.5                     Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The Group’s chief operating decision makers have been identified as the executive directors of the Company, who review the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole.

For the purpose of internal reporting and management’s operation review, the chief operating decision-makers and management personnel do not segregate the Group’s business by product or service lines. Hence, the Group has only one operating segment. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses incurred in the PRC, no geographical segments are presented.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2          Summary of significant accounting policies (Continued)

2.6                     Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is the United States dollar (“US$”). RMB is the functional currency of the subsidiaries in PRC. As the major operations of the Group are within the PRC, the directors of the Company have chosen to present the Group’s financial statements in RMB (the presentation currency).

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in the consolidated statements of comprehensive income.

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statements of comprehensive income, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statements of comprehensive income on a net basis within other income, gains or loss - net.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as fair value through other comprehensive income are recognized in other comprehensive income.

Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•                                          assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•                                          income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•                                          all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2          Summary of significant accounting policies (Continued)

2.7                     Property and equipment

Property and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attribute to the acquisition of the items.

Depreciation on property and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives or, in case of a leasehold improvements, the shorter lease term as follows:

Category	Expected useful life

Office and telecommunication equipment	3-5 years
Leasehold improvements	5 years

The assets’ residual values and useful lives are reviewed, and adjusted quarterly if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘Other income, gains or loss - net’ in the consolidated statements of comprehensive income.

2.8                     Intangible assets

The Group’s intangible assets include application and platform, purchased software, development cost in progress, goodwill and others.

Intangible assets can be recognized only when future economic benefits expected to be obtained from the use of the item will flow into the Group and its cost can be measured reliably. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition.

Costs associated with maintaining application and platform are recognized as an expense as incurred. Development costs that are directly attributable to the development and testing of identifiable application and platform controlled by the Group are recognized as intangible assets when the following criteria are met:

•                                          it is technically feasible to complete the application and platform so that it will be available for use

•                                          management intends to complete the application and platform and use or sell it

•                                          there is an ability to use or sell

•                                          it can be demonstrated how the application and platform will generate probable future economic benefits

•                                          adequate technical, financial and other resources to complete the development and to use or sell the application and platform are available, and

•                                          the expenditure attributable to the application and platform during its development can be reliably measured.

Directly attributable costs that are capitalized include employee costs, technology service fee and an appropriate portion of relevant overheads.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                              Summary of significant accounting policies (Continued)

2.8                    Intangible assets (Continued)

Research expenditure and development expenditure that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

The useful lives of intangible assets are assessed by the period of bringing economic benefits for the Group.

The useful lives of intangible assets are set as follows:

Expected useful life

•	Application and platform	3 - 10 years
•	Purchased software	3 - 5 years
•	License	3 - 5 years

Intangible assets with finite lives are subsequently amortized on the straight-line basis over the useful economic life. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed, and adjusted if appropriate, at least at each year end.

Intangible assets with indefinite useful lives are not amortized, but are subject to annual impairment assessment.

2.9                     Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that a non-financial asset other than deferred tax assets may be impaired. If any such indication exists, or when annual impairment testing for a non-financial asset is required, the Group makes an estimate of the asset’s recoverable amount. A non-financial asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. Where the carrying amount of a non-financial asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to disposal, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                              Summary of significant accounting policies (Continued)

2.9       Impairment of non-financial assets (Continued)

For non-financial assets other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the Group makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the statement of comprehensive income.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units), to which the goodwill relates. The recoverable amount is the higher of its fair value less costs of disposal and its value-in-use, determined on an individual asset (or cash-generating unit) basis, unless the individual asset (or cash-generating unit) does not generate cash flows that are largely independent from those of other assets or groups of assets (or groups of cash-generating units). Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in its recoverable amount.

Intangible assets with indefinite useful lives and development costs in progress are tested for impairment annually at each year end either individually or at the cash-generating unit level, as appropriate.

2.10              Financial assets

Classification

The Group classifies its financial assets in the following measurement categories:

•                                         those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and

•                                         those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held and the cash flow characteristics of the asset. For investments in equity instruments, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2          Summary of significant accounting policies (Continued)

2.10              Financial assets (Continued)

Recognition and measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the consolidated statement of comprehensive income.

(a)         Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

•                  Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in in profit or loss and presented in other income, gains or loss together with foreign exchange gains and losses. Impairment losses are presented in the consolidated statements of comprehensive income.

•                  Fair value through other comprehensive income (“FVOCI”): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other income, gains or loss. Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other income, gains or loss and impairment expenses are presented in the statement of profit or loss.

•                  Fair value through profit or loss (“FVPL”): Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in in profit or loss and presented net within other income, gains or loss in the period in which it arises.

(b)         Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in profit or loss. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2          Summary of significant accounting policies (Continued)

2.10              Financial assets (Continued)

Recognition and measurement (Continued)

(c)          Impairment

The group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Expected credit loss refers to the weighted average amount of credit loss of financial instruments based on the probability of default. Credit loss refers to the difference between all contractual cash flows receivable and all cash flows that the entity expects to receive, discounted at the original effective interest rate.

For trade receivables and contract assets, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the assets. The impairment matrix is determined based on historical observed default rates over the expected life of the contract assets and trade receivables with similar credit risk characteristics and is adjusted for forward-looking estimates. At every reporting date the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

Impairment on other receivables are measured as either 12-month expected credit losses or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition. If a significant increase in credit risk of a receivable has occurred since initial recognition, then impairment is measured as lifetime expected credit losses.

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

2.11              Financial guarantee contracts

Financial guarantee payables

Financial guarantee contracts are recognized as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of

•                      the amount determined in accordance with the expected credit loss model under IFRS 9 Financial Instruments and

•                       the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15 Revenue from Contracts with Customers. Given that the Group is released from the underlining risk related to the guarantee throughout the term of the loan as the borrower repays the loan on monthly basis, guarantee income is recognized on a pro rata basis over the term of the loan.

The fair value of financial guarantees is determined based on the present value of the difference in cash flows between the contractual payments required to be paid by the borrower to the lender under the debt instrument and the payments that would be required paid by the borrower to the lender without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2          Summary of significant accounting policies (Continued)

2.11    Financial guarantee contracts (Continued)

Financial guarantee fee receivables

Financial guarantee fee receivables are financial assets recognized relates to fees attributable to the guarantee that are collected from the borrower over the term of guarantee period, which is the term of loan. They are initially measured at the fair value of the corresponding financial guarantee liabilities at inception of the underlying loans, and subsequently measured at amortized cost using the effective interest method to unwind the financing impact, resulting in interest being recognized in the statement of comprehensive income/(loss).

At each reporting date, the Group estimates the impairment loss on these receivables according to the expected credit losses methodology (Note 2.10 (c)).

2.12              Trade receivables

Trade receivables are amounts due from customers for products sold or services performed in the ordinary course of business. If collection of trade and other receivables is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. See Note 18 for further information about the Group’s accounting for trade receivables and Note 3 for a description of the group’s impairment policies.

2.13              Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2.14              Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.15              Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2          Summary of significant accounting policies (Continued)

2.16              Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.17              Leases

The group leases various properties. Rental contracts are typically made for fixed periods of 1 to 5 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•                                          fixed payments (including in-substance fixed payments), less any lease incentives receivable

•                                          variable lease payment that are based on an index or a rate

•                                          amounts expected to be payable by the lessee under residual value guarantees

•                                          the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•                                          payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the group’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

•                                          the amount of the initial measurement of lease liability

•                                          any lease payments made at or before the commencement date less any lease incentives received

•                                          any initial direct costs, and

•                                          restoration costs.

Right-of-use assets related to lease of properties are recorded under property and equipment (Note 12). Lease liabilities are recorded under trade and other payables (Note 26).

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2          Summary of significant accounting policies (Continued)

2.18              Employee benefits

(a)                       Pension obligations

The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues contributions on a monthly basis to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. Under such plans, the Group has no other significant legal or constructive obligations for retirement benefits beyond the said contributions, which are expensed as incurred. Certain employees are also provided with group life insurance but the amounts involved are insignificant.

(b)                       Housing benefits

The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each period.

(c)                        Medical benefits

The Group makes monthly contributions for medical benefits to the local authorities in accordance with relevant local regulations for the employees. The Group’s liability in respect of employee medical benefits is limited to the contributions payable in each period.

2.19              Share-based payments

An equity-settled share-based compensation plan was granted to the employees and non-employees, under which the entity receives services from employees and non-employees as consideration for equity instruments (options) of the Group. The fair value of the services received in exchange for the grant of the options is recognized as an expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted:

•                  including any market performance;

•                  excluding the impact of any service and non-market performance vesting conditions;

•                  including the impact of any non-vesting conditions

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-market performance and service conditions. It recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive income, with a corresponding adjustment to equity.

If the terms of an equity-settled award are modified, at a minimum an expense is recognized as if the terms had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2          Summary of significant accounting policies (Continued)

2.20              Revenue recognition

Revenue represents the amount of consideration the Company is entitled to upon the transfer of promised goods or services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Revenues are recognized when or as control of the asset or service is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

•                  provides all of the benefits received and consumed simultaneously by the customer;

•                  creates and enhances an asset that the customer controls as the Group performs; or

•                  does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

The progress towards complete satisfaction of the performance obligation is measured based on one of the following methods that best depict the Group’s performance in satisfying the performance obligation:

•                  direct measurements of the value transferred by the Group to the customer; or

•                  the Group’s efforts or inputs to the satisfaction of the performance obligation.

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. If the value ascribed to the services rendered by the Group exceed the payment, a contract asset is recognized. Judgement is required in determining whether a right to consideration is unconditional and thus qualifies as a receivable.

A receivable is recorded when the Group has an unconditional right to consideration on the date the payment is due even if it has not yet performed under the contract.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. A contract liability is recognized as revenue upon transfer of control to the customers of the promised license, products and services.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2          Summary of significant accounting policies (Continued)

2.20              Revenue recognition (Continued)

Some of the Group’s contracts with customers contain multiple performance obligations. For these contracts, the Group account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Although each of the performance obligations sometimes has a separate contractual price agreed in the contract, the management compares the contractual price with observable standalone market price, if any, or cost plus a margin price to assess the reasonableness of the pricing. If the contractual price for each performance obligation is assessed to be on market price basis, the Group use the contractual price to measure and recognize revenue for each performance obligation. If the contractual price for each performance obligation is assessed to be not on market price basis, the Group reallocates the total contract price to the identified performance obligations based on its best estimated standalone selling price of each performance obligation.

Only the contracts for business origination services (Note 2.20(b)) contain significant financing components. As a practical expedient, the Group does not account for financing components if the period between when the Group transfers the promised goods or services to the customer and when the customer pays for those goods or services is one year or less.

Incremental costs of obtaining customer contract primarily consist of sales commissions and are capitalized as an asset. The Group amortizes assets recognized from capitalizing costs to obtain a contract on a systematic basis to profit or loss, consistent with the pattern of revenue recognition to which the asset relates. As a practical expedient, the Group recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less.

The following is a description of the accounting policy for the principal revenue streams of the Group.

(a) Implementation and post-implementation support service

Implementation services represent customer-specific software development or customization services provided to customers for the use of the Group’s software in cloud offerings or on-premise IT environment. The contract term for implementation services is typically within one year. The implementation contract is either on a time and material basis or fixed-fee basis. The Group invoices fees for implementation services monthly based on actual time and material incurred to date or according to pre-agreed payment schedules. After development, the license to use the software is granted to the customer with an indefinite life. The customer cannot benefit from the implementation service on its own without the license. The perpetual license is a result of the implementation service. The implementation service and the perpetual license are highly interrelated and within the context of the contract, the promise of the Group is to transfer the implementation service together with the perpetual license as one output to its customers.  Both the implementation service and the perpetual license to use the software are not distinct and thus should be combined together as one performance obligation. And there is no sales/usage based royalty for the licence to use the software in the arrangement.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2          Summary of significant accounting policies (Continued)

2.20              Revenue recognition (Continued)

(a) Implementation and post-implementation support service (Continued)

Post-implementation support services mainly represent post implementation maintenance services and post implementation cloud services such as computing services, storage, server and bandwidth. The cloud-based infrastructure is hosted by another company engaged by the Group where the Group is the principal in provision of cloud services because the Group control the cloud services in advance before transferring those services to the customer. The Group is the primary obligor who is responsible for making sure the cloud services can fulfill customer’s needs and requirements and the Group has full discretion in establishing the price for post implementation cloud services. Periodic fixed fees for post-implementation support services are typically invoiced yearly or quarterly in advance.

The Group’s customer contracts often include both implementation services and post-implementation support services. Judgement is required in determining whether implementation services and post-implementation support services are separate performance obligations. Customers can benefit from implementation service and post-implementation support service on their own, and those services are clearly stated in the contract and are separately identifiable, they are not integrated or interrelated with each other, and do not significantly affect each other. The Group has concluded that implementation services and post-implementation support services qualify as separate performance obligations and the portion of the contractual fee allocated to them is recognized separately.

Implementation contracts are for software developed for specific needs of individual customers and therefore it does not have any alternative use for the Group. Moreover, implementation contracts provide the Group with an enforceable right to payment for performance completed to date. Accordingly, revenue for implementation contracts is recognized over the contract terms by reference to the progress of work performed, which is measured based on costs incurred toward satisfying the performance obligation, relative to total costs expected to be incurred to the complete satisfaction of the performance obligation.

For post development maintenance services, the performance obligation is to stand ready to provide technical support and unspecified updates and upgrades on a when-and-if-available basis. The customers simultaneously receive and consume the benefits of these support services as the Group perform and revenue is recognized based on time elapsed and thus ratably over the term of the support arrangement.

Post implementation cloud services provided on a subscription basis, where the performance obligation is the grant of the right to continuously use the cloud services for a certain term, are recognized based on time elapsed and thus ratably over the contract terms.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2          Summary of significant accounting policies (Continued)

2.20              Revenue recognition (Continued)

(b) Transaction based service

The Group derives its transaction based service revenue primarily from business origination services, risk management service, operation support service and other services.

Business origination service

The Group provides business origination services by assisting financial institutions in customer acquisition for their products including loans, wealth management products and insurance policies etc.. The revenue for business origination is recognized when a referral is successfully accepted by financial institutions.

In order to satisfy its performance obligation (that is generating customer leads for financial institutions), the Group designs marketing plans, sources leads and analyzes the leads. The Group generates customer leads for financial institutions through its own platform or from channel partners. The leads, which are sourced from the Group’s own platform or from the channel partners, are grouped together and are screened and analyzed by the Group to ensure that they meet customers’ criteria. When the leads are sourced from the channel partners, the Group determined that it is the principal in providing the business origination services to the financial institutions because the Group controls the leads sourced from channel partners, screens and analyzes the leads before delivering those leads to customers. For business origination services, the Group is primarily responsible for fulfilling the promise to generate customer leads to financial institutions and has full discretion in establishing the price for the business origination services provided to financial institutions, as well as the selection of and determination of prices paid to the channel partners. Accordingly, the Group records revenue based on the gross amount payable by the financial institutions and records the amount payable to the channel partners as cost of revenue. The revenue for business origination services is recognized when a referral is successfully accepted by financial institutions.

The Group provides lending solutions to financial institutions which could involve multiple performance obligations including business origination, post-lending management service and a financial guarantee (the Group has ceased providing financial guarantee before the end of January 2018, and facilitates the borrower’s purchase of insurance policies instead; contracts without a financial guarantee obligation are referred to as “non-guarantee model” and contracts with a financial guarantee obligation are referred to as “guarantee model”). Under the guarantee model, the Group considers both borrower and lender its customers where the Group receives consideration from borrowers. Under the non-guarantee model, the Group considers borrowers, lenders and insurance companies its customers where the Group receive consideration from insurance companies.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2          Summary of significant accounting policies (Continued)

2.20              Revenue recognition (Continued)

(b) Transaction based service (Continued)

The Group determined that it is not the legal lender and legal borrower (or receiver of deposits from investors) in the loan origination and repayment process. Therefore, the Group does not record loans receivable and payable arising from the loans between lenders and borrowers. The Group acts as an agent to facilitate such loans.

The Group generally collects on a monthly basis over the loan period the entire consideration relating to business origination, post-lending management services and the financial guarantee, if any, as one combined fee. Loan contracts facilitated by the Group typically have a term of 36 months. Thus, the contract contains a significant financing component as the services for the borrower referral are provided up front but paid for over time. The total consideration is also variable. Under the guarantee model, the fee rate is fixed and the variability is mainly related to the prepayment risk of borrowers in that the borrower can early repay the loans and the monthly service fee for the remaining period will be waived. Under the non-guarantee model, the fee includes a fixed component and a variable component which depends on the performance of the underlying loans, therefore the variability is mainly related to actual default rates of the portfolios of loans, along with the same prepayment risk. Variable fees are included as part of the total transaction price to the extent that it is highly probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable fee is subsequently resolved. The Group considers estimated prepayment risk and estimated default risk in determining its transaction price, using the expected value approach on the basis of historical information and current trends of prepayments and default. Further, given the service fees are collected over the typical loan term of 36 months, the transaction price is calculated as the present value of all probable collections, discounted using a discount rate that reflects the customers’ credit worthiness. In determining the appropriate discount rate, the Group considers credit characteristics of the customer unless already dealt with when arriving at the transaction price as well as the rate that would be used in a separate financing transaction between the Group and the customers for the probable payments involved.

The total transaction price is allocated to the business origination and post-lending management services. Under the guarantee model, the Group first allocates the total transaction price to the financial guarantee liability (refer to Note 2.11), then the remaining consideration is allocated to the business origination services and post-lending management services on the basis of the relative standalone selling prices, determined by using the cost plus margin approach.

The Group considers the business origination services and post-lending management services as distinct performance obligations because borrowers, lenders and other financial institutions can benefit from the loan facilitation services and post-lending management services on their own, and those services are clearly stated in the contract and are separately identifiable, they are not integrated or interrelated with each other, and do not significantly affect each other. Although the Group does not sell these services separately, the Group determined that both deliverables have standalone value. The Group uses the expected-cost-plus-a-margin approach to determine its best estimate of the standalone selling prices of different performance obligations as the basis for allocation. In estimating its standalone selling price for the business origination services and post-lending management services, the Company considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Company’s services, and other market factors. The total service fee allocated to business origination is recognized as revenue upon execution of loan agreements between lenders and borrowers. The service fees allocated to the post-lending management services are deferred and recognized over the period of the loan on a straight-line method, which approximates the pattern of when the underlying services are performed. When the cash received is different from the revenue recognized, a “Contract Asset” or “Contract Liability” shall be recognized in the consolidated statement of financial position.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2          Summary of significant accounting policies (Continued)

2.20              Revenue recognition (Continued)

(b) Transaction based service (Continued)

Risk management services

Risk management services mainly represent credit risk assessment, identity verification service, risk management services used in insurance loss assessment and anti-fraud services provided to financial institutions.

For risk management services contracts, the Group normally charges its customers based on usage of the services at fixed charge rates, and invoices the fees on periodical basis. The revenue from these services is recognized when the customers receive and consume the benefits of these services each time the Group performs, based on the amount charged for such services.

Operation support services

Operation support services mainly represent messaging services, calling services and insurance loss assessment services, asset monitoring services and consulting services provided to financial institutions. Revenue from the aforementioned post-lending management services (details described in section (b) above) is also included in the revenue of operation support services.

For contracts which the Group charges its customers based on usage of the services at fixed charge rates, and invoices the fees on periodical basis, the revenue from these services is recognized when the customers receive and consume the benefits of these services each time the Group performs, based on the amount charged for such services.

For contracts which the Group charges its customers based on the term of services and invoices the fee on periodical basis, and the performance obligation is to stand ready to provide operation support, such as post-lending management services, the customers simultaneously receive and consume the benefits of these support services as the Group performs and revenue is recognized based on time elapsed and thus ratably over the term of the support arrangement.

When the cash received is different from the revenue recognized, a “Contract Asset” or “Contract Liability” shall be recognized in the consolidated statement of financial position.

Others

Other revenue mainly represents sales of products and asset management services provided by the Group.

For sales of products, the Group recognizes revenue net of discounts and return allowances upon the time when the products are delivered to customers.

For asset management services, the service revenues are recognized ratably over the term of the service contracts.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2          Summary of significant accounting policies (Continued)

2.21    Interest income

Interest income from financial assets at FVPL is included in the net fair value gains/(losses) on these assets, see Note 8 below.

Interest income on financial assets at amortized cost and financial assets at FVOCI calculated using the effective interest method is recognized in the statement of profit or loss as part of other income.Interest income is presented as finance income where it is earned from financial assets that are held for cash management purposes, see Note 9 below. Any other interest income is included in other income.

Interest income is recognized using the effective interest method. When a financial asset is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

2.22              Dividend income

Dividend income is recognized when the right to receive payment is established.

2.23              Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

2.24              Tax

Income tax comprises current and deferred tax. Income tax is recognized in the statement of comprehensive income, or in other comprehensive income or in equity if it relates to items that are recognized in the same or a different period directly in other comprehensive income or in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2          Summary of significant accounting policies (Continued)

2.24              Tax (Continued)

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•                  when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•                  in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized, except:

•                  when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•                  in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3          Critical accounting estimates and judgments

The Group makes estimates and judgments that affect the reported amounts of revenues, expenses, assets and liabilities in these financial statements. Estimates and judgments are continually assessed based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In the process of applying the Group’s accounting policies, management has made the following judgments and accounting estimation, which have the most significant effect on the amounts recognized in the financial statements.

(a)                       Multiple performance obligations

The Group considers implementation and post-implementation support services as distinct performance obligations (Note 2.20 (a)), and the business origination and post-lending management services as distinct performance obligations (Note 2.20 (b)). However, the Group does not provide these services separately, and the third-party evidence of selling price does not exist either, as public information is not available regarding the amount of fees competitors charge for these services. As a result, the Group uses the expected-cost-plus-a-margin approach to determine its best estimate of selling prices of the different deliverables as the basis for allocation. When estimating the selling prices, the Group considers the costs related to such services, profit margin, customer demand, effect of competition, and other market factors, if applicable.

(b)                       Estimation of variable consideration

The total consideration for business origination service and post-lending management service provided by the Group to financial institution lenders is variable. Under guarantee model, the fee rate is fixed and the variability is mainly related to the prepayment risk of borrowers that the borrower can early repay the loans and the monthly service fee for the remaining period will be waived. Under non-guarantee model, the fee includes a fixed component and a variable component which depends on the performance of portfolios of the underlying loans, therefore the variability is mainly related to actual default rates of portfolios of the loans, as well as the prepayment risk. Variable fees are included as part of the total transaction price to the extent that it is highly probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable fee is subsequently resolved. The Group considers estimated prepayment risk and estimated default risk in determining its transaction price, using the expected value approach on the basis of historical information and current trends of prepayments and default. Further, given the service fees are collected over the typical loan term of 36 months, the transaction price is calculated as the present value of all probable collections, discounted using a discount rate that reflects the customers’ credit worthiness. During the year ended December 31, 2019, no revenue was recognized in relation to performance based fees because it is not highly probable that actual default rates of the portfolio of the underlying loans would be lower than the threshold rate which enable the Group to charge performance based fees. Based on the actual default rate information as at December 31, 2019, no performance based fees is expected to be recognized over the remaining terms of the underlying loan portfolios.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3          Critical accounting estimates and judgments (Continued)

(c)                       Recognition of share-based compensation expenses

As mentioned in Note 25, an equity-settled share-based compensation plan was granted to the employees. The directors have used the Binomial option-pricing model to determine the grant date fair value of the options granted to employees, which is to be expensed over the vesting period. Significant estimate on assumptions, such as the underlying equity value, risk-free interest rate, expected volatility and dividend yield, is required to be made by the directors in applying the Binomial option-pricing model. In addition, The Group is required to estimate the percentage of grantees that will remain in employment with the Group and if the performance conditions for vesting will be met at the end of the vesting period. The Group only recognizes an expense for those share options expected to vest over the vesting period.

(d)                       Estimation of the useful life of intangible asset

As at December 31, 2019, the carrying amount of application and platform was RMB432,743,000 (2018: RMB306,979,000 ). The Group estimates the useful life of the application and platform to be at least 3 years based on the expected technical obsolescence of such assets. However, the actual useful life may be shorter or longer than 3 years, depending on technical innovations and competitor actions. If it were only 2 years, the carrying amount would be RMB270,133,000 as at December 31, 2019. If the useful life were estimated to be 5 years, the carrying amount would be RMB562,831,000.

(e)                        Capitalization of development costs

Costs incurred in upgrading existing application and platform (primarily relating to upgrade of the existing features or additions of new features/modules) and developing new application and platform are capitalized as intangible assets when recognition criteria as detailed in Note 2.8 are fulfilled. Management has applied its professional judgement in determining whether these application and platform could generate probable future economic benefits to the Group based on the historical experience of the existing products and the prospects of the markets. Any severe change in market performance or technology advancement will have an impact on the development costs capitalized.

(f)                         Income taxes

The Group is subject to income taxes in numerous jurisdictions. Judgement is required in determining the provision for income taxes.

The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future against which the deductible temporary difference can be utilized. To determine the future taxable profits, reference is made to the latest available profit forecasts. Where the temporary difference is related to losses, relevant tax law is considered to determine the availability of the losses to offset against the future taxable profits.

Significant items on which the Group has exercised accounting judgment include recognition of deferred tax assets in respect of tax losses. Recognition of the deferred tax assets involves judgment regarding the future financial performance of the Group.

Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact current income tax and deferred income tax in the period in which such determination is made.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3          Critical accounting estimates and judgments (Continued)

(g)                       Impairment of intangible assets including goodwill

The Group is required to test goodwill and intangible assets not ready for use on an annual basis. Other intangible assets are tested whenever events or changes in circumstances indicate that the carrying amount of those assets exceeds its recoverable amount. Intangible assets are tested for impairment based on the recoverable amount of the CGU to which these assets are related. The recoverable amount is determined based on the higher of fair value less costs to sell and value in use.

Determination of the value in use is an area involving management judgment in order to assess whether the carrying value of intangible assets can be supported by the net present value of future cash flows. In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain areas including management’s expectations of (i) future unlevered free cash flows; (ii) long-term growth rates; and (iii) the selection of discount rates to reflect the risks involved.

The management of the Group consider that no impairment charge was required after performing the impairment assessment for the years ended December 31, 2017, 2018 and 2019.

(h)                       Impairment of financial assets measured at amortized costs

The Group applies expected credit losses model in measuring impairment of trade receivables, contract assets and other receivables. The expected loss rates are based on the Group’s past loss experiences, existing market conditions as well as forward looking estimates at the end of each reporting periods.

Details of the methodology and key inputs used are disclosed in Note 4.1(b).

(i)                           Measurement of financial guarantee liability

The financial guarantee liability is initially recognized at fair value. The fair value is determined by the Group using a discounted cash flow method, and takes into account  the timing and amount of expected payouts under the guarantee based on historical loss data, and other observable data such as the amount that are charged by other market participants to issue similar guarantees in a standalone arm’s length transaction.  The discount rates adopted take into account time value of the money as well as an adjustment for the Group’s credit worthiness.

Subsequent to initial recognition, the guarantee liabilities are measured at the higher of the amount determined in accordance with the expected credit loss model under IFRS 9 Financial Instruments and the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15 Revenue from Contracts with Customers. The measurement of the expected credit loss of the underlying guaranteed loans takes into account the historical loss record of the Group and those of other comparable companies in the market/industry, current and forward looking economics conditions.

(j)                          Consolidation of VIEs

As disclosed in Note 1.2, the Group exercises control over the VIEs and has the right to recognize and receive substantially all the economic benefits through the Contractual Arrangements. The Group considers that it controls the VIEs notwithstanding the fact that it does not hold direct equity interests in the VIEs, as it has power over the financial and operating policies of the VIEs and receive substantially all the economic benefits from the business activities of the VIEs through the Contractual Arrangements. Accordingly, all these VIEs are accounted for as controlled structured entities and their financial statements have also been consolidated by the Company.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3          Critical accounting estimates and judgments (Continued)

(k)                       Allocation of amortization of intangible assets between cost of revenue and research and development expenses

Intangible assets of the Company are mainly used in provision of services to customers and therefore amortization of the Company is recognized as cost of revenue, except that platform and application with an original cost of RMB690,910,000 contributed by Ping An Group has been used in the provision of services to customers and concurrently been used as the foundation to research and develop new or upgraded products and services. With the assistance of a third party valuation firm, the original cost of RMB690,910,000 of platform and application contributed by Ping An Group is split into two components. The first component of RMB591,650,000 is arrived at based on a discounted cash flow valuation assuming that the Company had obtained the license to use the platform but had not obtained intellectual property rights of the platform and thus no revenue would be generated from new products in the future. The other component of RMB99,260,000 is considered as the value related to the potential of intellectual property rights (such as software codes) which are to be used in research and development activities. The amortization of platform and application with an original cost of RMB690,910,000 contributed by Ping An Group is then allocated to cost of revenue and research and development expenses based on the ratio of the above two components. Significant judgement, in particular the disaggregation of cash flow between the two components, have been made by the Company in arriving at the valuation of two components based on which the related amortization is allocated to cost of revenue and research and development expenses.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4                               Management of financial risk

The Group’s activities expose it to a variety of financial risks: market risk (comprising currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out by the senior management of the Group.

4.1                     Financial risk factors

(a)                       Market risk

Currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which the Group conducts business may affect its financial position and results of operations. The foreign currency risk assumed by the Group mainly comes from movements in the USD/RMB exchange rates.

The Company and overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. The Group has entered into spot-forward USD/RMB currency swaps to hedge certain portion of its exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under the Group’s policy, the critical terms of the swaps must substantially align with the hedge items.

The subsidiaries of the Group are mainly operates in mainland China with most of the transactions settled in RMB. The Group considers that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of the these subsidiaries denominated in the currencies other than the respective functional currency.

The analysis below is performed for reasonably possible movements in key variables with all other variables held constant, showing the post-tax impact on profit and equity.

	At December 31,		At December 31,
	2018	2019	2018	2019
	Impact on post tax profit		Impact on other components of equity
	RMB’000	RMB’000	RMB’000	RMB’000
USD+5%	20,636	21,776	240,809	326,722
USD-5%	(20,636)	(21,776)	(240,809)	(326,722)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4                              Management of financial risk (Continued)

4.1                    Financial Risk (Continued)

(a)                       Market risk (Continued)

Interest rate risk

Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Floating rate instruments expose the Group to cash flow interest rate risk, whereas fixed rate instruments expose the Group to fair value interest risk.

The Group is exposed to interest rate risk primarily in relation to term deposits and short-term borrowings. The Group generally assumes borrowings to fund working capital requirements. The risk is managed by the Group by matching the terms of interest rates of term deposits and short-term borrowings.

As at December 31, 2018 and 2019, the Group’s borrowings were mainly carried at fixed rates and mature in one year, which did not expose the Group to significant interest rate risk.

(b)                       Credit risk

(i)                           Credit risk management

The Group’s credit risk is mainly associated with cash and cash equivalents, restricted cash, trade receivables, contract assets, other receivables and financial guarantee contracts. The carrying amounts of each class of the above financial assets represent the Group’s maximum exposure to credit risk in relation to financial assets except for the financial guarantee as disclosed in Note 4.1 (b) (ii).

To manage this risk arising from cash and cash equivalents and restricted cash, the Group mainly transacts with state-owned or reputable financial institutions in the PRC and reputable international financial institution outside the PRC. The Group considers that there is no significant credit risk and the Group will not suffer any material losses due to the default of these financial institutions.

The Group’s trade receivables and contract assets mainly come from customers. The Group mitigates the credit risk by assessing the credit quality, setting a shorter credit period or arranging the instalment payment and prepayment method. The impairment loss allowance for trade receivables and contract assets are disclosed in Note 18 and Note 5.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4                               Management of financial risk (Continued)

4.1                     Financial Risk (Continued)

(b)                       Credit risk (Continued)

(i)                           Credit risk management (Continued)

For other receivables (except for financial guarantee fee receivables), management make periodic collective assessments as well as individual assessment on the recoverability based on historical settlement records and forward looking information.

For financial guarantee contracts and relevant financial guarantee fee receivables as disclosed in Note 2.20, the Group has ceased providing financial guarantee before the end of January 2018. Management reviews the financial guarantee contracts and financial guarantee fee receivables collectively at each reporting date to ensure that adequate allowance for impairment losses and relevant liabilities are made.

(ii)                        ECL measurement

For financial assets whose impairment losses are measured using expected credit loss (“ECL”) model, the Group assesses whether their credit risk has increased significantly since their initial recognition, and applies a three-stage impairment model to calculate their impairment allowance and recognize their ECL, as follows:

- Stage 1: If the credit risk has not increased significantly since its initial recognition, the financial asset is included in stage 1.

- Stage 2: If the credit risk has increased significantly since its initial recognition but is not yet deemed to be credit-impaired, the financial instrument is included in stage 2. The description of how the Group determines when a significant increase in credit risk has occurred is disclosed in the following section of “judgement of significant increase in credit risk”.

- Stage 3: If the financial instruments is credit-impaired, the financial instrument is included in stage 3. The definition of credit-impaired financial assets is disclosed in the following section of “the definition of credit-impaired assets”.

The Group considers the credit risk characteristics of different financial instruments when determining if there is significant increase in credit risk. For financial instruments with or without significant increase in credit risk, 12-month or lifetime expected credit losses are provided respectively. The expected credit loss is the result of discounting the product of Exposure at Default, Probabilities of Default and Loss given Default.

According to whether the credit risk has increased significantly or whether the assets have been impaired, the Group measures the impairment loss allowance with the expected credit losses of 12-month or the lifetime due to the credit risk characteristics of different assets.

The Group applies the IFRS 9 simplified approach in measuring expected credit losses which uses a lifetime expected impairment loss allowance for all trade receivables and contract assets of implementation service.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4                               Management of financial risk (Continued)

4.1                     Financial Risk (Continued)

(b)                       Credit risk (Continued)

(ii)                        ECL measurement (Continued)

Judgement of significant increase in credit risk (“SICR”)

Under IFRS 9, when considering the impairment stages for financial assets, the Group evaluates the credit risk at initial recognition and also whether there is any significant increase in credit risk for each reporting period.

The Group set quantitative and qualitative criteria to judge whether there has been a SICR after initial recognition. The judgement criteria mainly includes the Probabilities of Default changes of the debtors, changes of credit risk categories and other indicators of SICR, etc.. In the judgement of whether there has been a SICR after initial recognition, the Group has not rebutted the 30 days past due as presumption of SICR.

The definition of credit-impaired assets

Under IFRS 9, in order to determine whether credit impairment occurs, the defined standards adopted by the Group are consistent with the internal credit risk management objectives for relevant financial assets while considering quantitative and qualitative indicators. When the Group assesses whether the debtor has credit impairment, the following factors are mainly considered:

•   The debtor has overdue more than 90 days after the contract payment date

•   The debtor has significant financial difficulties

•   The debtor is likely to go bankrupt or other financial restructuring

•   The lender gives the debtor concessions for economic or contractual reasons due to the debtor’s financial difficulties, where such concessions are normally reluctant to be made by the lender

The credit impairment of financial assets may be caused by the joint effects of multiple events, and may not be caused by separately identifiable event.

Forward-looking information

The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the debtors to settle the receivables. The Group has identified the Gross Domestic Product (“GDP”) to be the most relevant factor, and accordingly adjusts the historical loss rates based on expected changes in these factors.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4                              Management of financial risk (Continued)

4.1                     Financial Risk (Continued)

(b)                       Credit risk (Continued)

(ii)                        ECL measurement (Continued)

Credit risk exposure

Without considering the impact of collateral and other credit enhancement, for on-balance sheet assets, the maximum exposures are based on net carrying amounts as reported in the consolidated financial statements.

(1)         Trade receivables and contract assets

To measure the expected credit losses, trade receivables and contract assets of implementation service have been grouped based on shared credit risk characteristics and the ageing analysis. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables for the same types of contracts. The Group has therefore concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets. The impairment loss allowance was determined as follows:

	As at December 31, 2018
	Related parties	Up to 1 year	1 year to 2 year	2 year to 3 year	Above 3 years	Total
Expected loss rate	—	2.32%	9.71%	25.00%	86.36%	3.55%
Gross carrying amount of trade receivables	145,468	124,191	1,499	193	2,815	274,166
Gross carrying amount of contract assets of implementation service	—	82,791	6,749	643	5,665	95,848
Loss allowance
- Trade receivables	—	647	126	48	2,815	3,636
- contract assets of implementation service*	—	4,148	675	161	4,508	9,492
	—	4,795	801	209	7,323	13,128

	As at December 31, 2019
	Related parties	Up to 1 year	1 year to 2 year	2 year to 3 year	Above 3 years	Total
Expected loss rate	—	4.93%	13.80%	26.37%	96.75%	5.04%

Gross carrying amount of trade receivables	283,186	441,632	6,845	1,808	4,533	738,004
Gross carrying amount of contract assets of implementation service	12,758	113,386	37,014	3,001	7,133	173,292

Loss allowance
- Trade receivables	—	21,028	1,823	518	4,512	27,881
- contract assets of implementation service*	—	6,307	4,231	750	6,775	18,063
	—	27,335	6,054	1,268	11,287	45,944

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4                              Management of financial risk (Continued)

4.1                     Financial Risk (Continued)

(b)                       Credit risk (Continued)

(ii)                        ECL measurement (Continued)

Credit risk exposure (Continued)

(1) Trade receivables and contract assets (Continued)

* Movements in the impairment loss allowance of contract assets of implementation service are as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Beginning of the year	—	—	(9,492)
Additions of impairment loss	—	—	(7,592)
Reversal of impairment loss	—	538	—
Addition from acquisition of subsidiary	—	(10,030)	(979)
End of the year	—	(9,492)	(18,063)

The impairment loss allowance of contract assets of transaction based and support service was determined as follows:

	As at December 31,
	2018	2019
	RMB’000	RMB’000
Gross carrying amount
Stage 1	111,934	98,364
Stage 2	451	499
	112,385	98,863

Loss allowance *
Stage 1	1,653	1,421
Stage 2	307	397
	1,960	1,818

* Movements in the impairment loss allowance of contract assets of transaction based and support service are as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Beginning of the year	—	—	(1,960)
Additions of impairment loss	—	(2,826)	(6,741)
Addition from acquisition of subsidiary	—	(476)	(570)
Reversal of impairment loss	—	—	151
Write-off	—	1,342	7,302
End of the year	—	(1,960)	(1,818)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4                              Management of financial risk (Continued)

4.1                     Financial Risk (Continued)

(b)                       Credit risk (Continued)

(ii)                        ECL measurement (Continued)

Credit risk exposure (Continued)

(2)         Other receivables

Credit risk exposure of other receivables is mainly from financial guarantee fee receivables.

	As at December 31,
Financial guarantee fee receivables	2018	2019
	RMB’000	RMB’000
Gross carrying amount
Stage 1	148,933	51,073
Stage 2	8,033	4,223
	156,966	55,296

Loss allowance
Stage 1	15,273	3,976
Stage 2	5,509	3,359
	20,782	7,335

(3)         Financial guarantee contracts

The following table contains an analysis of the maximum credit risk exposure from financial guarantee contracts.

	As at December 31,
	2018	2019
	RMB’000	RMB’000
Stage 1	1,273,104	427,346
Stage 2	75,446	39,895
	1,348,550	467,241

The Group normally makes a full settlement of the outstanding principal and interest to lenders when the underlining loans are overdue by a number of days (typically 80 days). When the loans become overdue for more than 80 days, the loans are considered impaired and there is no reasonable expectation of recovery from such loans. The financial guarantee liability balance will be reduced by the respective payouts made by the Group. As such, there are no stage 3 credit risk exposures for financial guarantee contracts as at December 31, 2018 and 2019.

(c)                        Liquidity risk

The Group manages liquidity risk by maintaining adequate cash and cash equivalents and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

The liquidity risk of the currency swap is managed by aligning the critical terms of such swaps with the hedge items.

The table below analyses the Group’s financial liabilities into relevant maturity grouping based on the remaining period at the end of each reporting period to the contractual maturity date. The amounts disclosed in the table are undiscounted contractual cash flows.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4                              Management of financial risk (Continued)

4.1                     Financial Risk (Continued)

(c)                        Liquidity risk (Continued)

	As at December 31, 2018
	Within 1 year	1 to 5 years	Total
	RMB’000	RMB’000	RMB’000
Short-term borrowings	3,437,432	—	3,437,432
Trade and other payables	853,889	420,542	1,274,431
- Including: lease liabilities	86,066	144,183	230,249
Non-derivative financial liabilities:	4,291,321	420,542	4,711,863

Gross settled (foreign currency swaps)
- (inflow)	(480,812)	—	(480,812)
- outflow	483,250	—	483,250
Derivative financial liabilities	2,438	—	2,438

Total	4,293,759	420,542	4,714,301

Financial guarantees
Maximum guarantee exposure*	1,348,550	—	1,348,550

	As at December 31, 2019
	Within 1 year	1 to 5 years	Total
	RMB’000	RMB’000	RMB’000
Short-term borrowings	3,269,337	—	3,269,337
Trade and other payables	671,461	435,618	1,107,079
- Including: lease liabilities	111,012	102,545	213,557
Non-derivative financial liabilities:	3,940,798	435,618	4,376,416

Gross settled (foreign currency swaps)
- (inflow)	(2,038,696)	—	(2,038,696)
- outflow	2,041,378	—	2,041,378
Derivative financial liabilities	2,682	—	2,682

Total	3,943,480	435,618	4,379,098

Financial guarantees
Maximum guarantee exposure*	467,241	—	467,241

* The maximum guarantee exposure represents the total amount of liability should all borrowers under financial guarantee contracts default. Since a significant portion of guarantee is expected to expire without being called upon, the maximum liabilities do not represent expected future cash outflows.

4.2                     Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long-term.

The Group monitors capital (including share capital and reserves) by regularly reviewing the capital structure. As a part of this review, the Company considers the cost of capital and the risks associated with the issued share capital. The Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or repurchase the Company’s shares. In the opinion of the Directors of the Company, the Group’s capital risk is low as at December 31, 2019.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4                              Management of financial risk (Continued)

4.3                     Fair value estimation

Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. When an active market exists, such as an authorized securities exchange, the market value is the best reflection of the fair values of financial instruments. For financial instruments where there is no active market, fair value is determined using valuation techniques.

The Group’s financial assets measured at fair value mainly include financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

Determination of fair value and fair value hierarchy

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchies. The fair value hierarchy categorizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.

The levels of the fair value hierarchy are as follows:

(a)         Fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities (“Level 1”);

(b)         Fair value is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (“Level 2”); and

(c)          Fair value is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs) (“Level 3”).

The level of fair value calculation is determined by the lowest level input that is significant in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the calculation of fair value.

For Level 2 financial instruments, valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities.

For Level 3 financial instruments, prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value measurement within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques.

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4                              Management of financial risk (Continued)

4.3                     Fair value estimation (Continued)

Determination of fair value and fair value hierarchy (Continued)

The following tables provide the fair value measurement hierarchy of the Group’s financial assets and liabilities:

	As at December 31, 2018
	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets measured at fair value
Financial assets at fair value through profit or loss	—	2,540,925	—	2,540,925

Financial assets at fair value through other comprehensive income (Note 16)	—	—	5,000	5,000

Financial liabilities
Derivative financial liabilities	—	2,438	—	2,438

	As at December 31, 2019
	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets measured at fair value
Financial assets at fair value through profit or loss	—	1,689,529	1,438	1,690,967

Financial assets at fair value through other comprehensive income (Note 16)	388,448	—	5,000	393,448

Financial liabilities
Derivative financial liabilities	—	2,682	—	2,682

For the years ended December 31, 2017, 2018 and 2019, there were no transfers among different levels of fair values measurement.

Movements of Level 3 financial instruments measured at fair value is as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Beginning of the year	—	5,000	5,000
Additions (Note 16)	5,000	—	—
End of the year	5,000	5,000	5,000

The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, contract assets, loan to related party, current portion of other receivable, short-term borrowings and trade and other payables approximated their fair value due to short term maturities of these financial instruments as at December 31, 2018 and 2019.

Contract assets and non-current portion of other receivables are measured at amortized cost using discounted rates reflected time value of money. As the market interest rate is relatively stable during the reporting period, the carrying amounts of contract assets and non-current portion of other receivables also approximated their fair values as at December 31, 2018 and 2019.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5                              Revenue

(a)                       Disaggregation of revenue from contracts with customers

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Implementation	50,738	295,916	570,822
Transaction based and support revenue
- Business origination services *	451,244	554,957	770,893
- Risk management services	86	205,160	327,120
- Operation support services	51,105	309,502	582,968
- Post-implementation support services	5,257	27,442	36,000
- Others	23,482	20,512	40,043

	581,912	1,413,489	2,327,846

*Included in business origination services is revenue from guarantee model as disclosed in Note 2.20(b) of RMB105,996,000 RMB29,746,000 and RMB13,657,000 for the years ended December 31, 2017, 2018 and 2019, respectively.

Disaggregation of Revenue by timing of transfer of services over time or at a point in time is set out below:

Year ended December 31, 2017	At a point in time	Over time	Total
	RMB’000	RMB’000	RMB’000
Implementation	—	50,738	50,738
Transaction based and support revenue
- Business origination services	451,244	—	451,244
- Risk management services	86	—	86
- Operation support services	3,769	47,336	51,105
- Post-implementation support services	—	5,257	5,257
- Others	—	23,482	23,482

	455,099	126,813	581,912

Year ended December 31, 2018	At a point in time	Over time	Total
Implementation	—	295,916	295,916
Transaction based and support revenue
- Business origination services	554,957	—	554,957
- Risk management services	205,160	—	205,160
- Operation support services	243,112	66,390	309,502
- Post-implementation support services	—	27,442	27,442
- Others	13,171	7,341	20,512

	1,016,400	397,089	1,413,489

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5                              Revenue (Continued)

(a)                      Disaggregation of revenue from contracts with customers (Continued)

Year ended December 31, 2019	At a point in time	Over time	Total
Implementation	—	570,822	570,822
Transaction based and support revenue
- Business origination services	770,893	—	770,893
- Risk management services	327,120	—	327,120
- Operation support services	278,768	304,200	582,968
- Post-implementation support services	—	36,000	36,000
- Others	37,354	2,689	40,043

	1,414,135	913,711	2,327,846

During the years ended December 31, 2017, 2018 and 2019, the Group mainly operated in PRC and most of the revenue were generated in PRC.

The major customers (and for the Group’s lending solution services, the parties to whom service fees were charged(i)) which contributed more than 10% of the total revenue of the Group for the years ended December 31, 2017, 2018 and 2019 are listed as below:

	For the year ended December 31,
	2017	2018	2019
	% of total revenue	% of total revenue	% of total revenue
Ping An Group and its subsidiaries	18.60%	45.78%	42.90%
Lufax and its subsidiaries	30.09%	27.39%	16.05%
	48.69%	73.17%	58.95%

The major customers (and for the Group’s lending solution services, the lender(ii)) which contributed more than 10% of the total revenue of the Group for the years ended December 31, 2017, 2018 and 2019 are listed as below:

	For the year ended December 31,
	2017	2018	2019
	% of total revenue	% of total revenue	% of total revenue
Ping An Group and its subsidiaries	40.51%	37.33%	42.73%
Lufax and its subsidiaries	30.09%	27.39%	12.85%
	70.60%	64.72%	55.58%

Note:

(i)                 The Group’s lending solution services revenue by parties charged represent the fees received/ receivable by the Group from the respective customers.

(ii)              The Group’s lending solution services revenue by lenders represent the fees generated by the Group from loans facilitated through the Group’s platform for the respective customers as lenders.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5                              Revenue (Continued)

(b)                      Contract assets and liabilities

The Group has recognized the following revenue-related contract assets and liabilities:

	At December 31,
	2018	2019
	RMB’000	RMB’000
Contract assets
-Implementation	95,848	173,292
-Transaction based and support	49,265	57,865
- Business origination services	44,986	33,836
- Operation support services	—	20,537
- Post implementation support services	4,279	3,492

	145,113	231,157
Less: Impairment loss allowance (Note i)
-Implementation	(9,492)	(18,063)
-Transaction based and support	(1,960)	(1,818)
- Business origination services	(1,510)	(854)
- Operation support services	—	(665)
- Post implementation support services	(450)	(299)

	(11,452)	(19,881)
Current contract assets, net	133,661	211,276

-Transaction based and support	63,120	40,998
Non-current contract assets, net	63,120	40,998
	196,781	252,274

Contract liabilities
-Transaction based and support	58,383	104,960
-Post implementation support services	11,102	17,451
-Risk management services	35,188	19,080
-Operation support services	12,093	57,340
-Implementation	—	875
- Others	—	10,214

Current contract liabilities	58,383	104,960

-Transaction based and support	7,423	12,700
-Risk management services	47	66
-Operation support services	7,376	12,634

Non-current contract liabilities	7,423	12,700
	65,806	117,660

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5                              Revenue (Continued)

(b)                      Contract assets and liabilities (Continued)

Increase in contract assets during the year was in line with the growth of the Group’s contracted sales and also due to an amount of RMB40,488,000 (Note 33) recognized in relation to business combination.

During the years ended December 31, 2017, 2018 and 2019, there were no material cumulative catch-up adjustments to revenue that affect the corresponding contract asset or contract liability, including adjustments arising from a change in the measure of progress, a change in an estimate of the transaction price or a contract modification, there were also no revenue recognized in the reporting year from performance obligations satisfied (or partially satisfied) in previous years.

(i)        Movements in the impairment loss allowance of contract assets are as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Beginning of the year	—	—	(11,452)
Additions of impairment loss	—	(2,288)	(14,333)
Additions from acquisition of subsidiary	—	(10,506)	(1,549)
Reversal of impairment loss	—	—	151
Write-off	—	1,342	7,302
End of the year	—	(11,452)	(19,881)

(ii)     Revenue recognized in relation to contract liabilities

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Revenue recognized that was included in the contract liability balance at the beginning of the year	—	10,363	58,383

(iii)       Remaining performance obligations of long-term contracts

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Aggregate amount of the transaction price allocated to long-term contracts that are partially or fully unsatisfied at the end of each year
Expected to be recognized within one year	36,406	52,838	67,979
Expected to be recognized in one to two years	35,922	45,305	18,920
Expected to be recognized in two to three years	24,113	22,391	3,290
Expected to be recognized beyond three years	—	14,880	12,339
	96,441	135,414	102,528

The remaining performance obligations disclosed above represent post-implementation support services, risk management services and operation support services that have an original contractual term of more than one year. As a practical expedient, the remaining performance obligation of a contract that has an original contractual term of one year or less are not disclosed. Moreover, the amounts disclosed above do not include variable consideration, which presently is fully constrained.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6                              Expenses by nature

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Employee benefit expenses (Note 7)	563,548	737,399	1,480,826
Technology service fee	260,052	614,311	858,946
Amortization of intangible assets	230,906	260,088	332,470
Business origination fee	187,628	224,405	291,883
Outsourcing labor costs	27,976	131,198	276,301
Depreciation of property and equipment	56,648	93,939	127,386
Travelling expenses	24,929	50,207	89,195
Telecommunication expenses	29,590	78,175	85,918
Professional service fee	16,620	60,782	72,135
Marketing and advertising fee	46,183	74,013	47,014
Purchase cost of products	—	9,188	46,070
Others	53,995	112,067	201,293
Total cost of revenue, research and development expenses, selling and marketing expenses, general and administrative expenses	1,498,075	2,445,772	3,909,437

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Research and development costs
- Employee benefit expenses	254,665	397,488	610,063
- Technology service fee	248,306	375,085	448,902
- Amortization of intangible assets	33,082	33,082	20,311
- Depreciation of property and equipment	1,083	6,025	12,687
- Others	90	9,761	55,727
Amounts incurred	537,226	821,441	1,147,690

Less: capitalized
- Employee benefit expenses	—	(219,195)	(116,801)
- Technology service fee	—	(142,995)	(63,260)
- Others	—	(70)	(11,534)
	—	(362,260)	(191,595)
	537,226	459,181	956,095

7                            Employee benefit expenses

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Wages and salaries	457,050	587,940	1,165,604
Welfare and other benefits	106,122	141,708	252,907
Share-based payments (Note 25)	376	7,751	62,315
	563,548	737,399	1,480,826

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8                              Other income, gains or loss - net

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Net gain on financial assets at fair value through profit or loss	22,667	102,582	38,891
Gain on disposal of property, plant and equipment and intangible asset	—	—	13,267
Government grants	—	—	17,795
Guarantee gain/(loss), net (Note a)	1,526	(200,080)	(137,191)
Net foreign exchange loss	—	(10,951)	(8,569)
Fair value adjustment to derivatives	—	(2,438)	(244)
Interest income from shareholder for late capital injection	—	15,088	—
Gain on dilution of interest in associate (Note 14)	—	7,641	—
Gain on disposal of lease assets and derecognition of lease liabilities	—	5,232	—
Others	1,667	3,066	1,797
	25,860	(79,860)	(74,254)

(a)                       Guarantee gains / (loss), net

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Interest income on financial guarantee fee receivables (Note 19(a))	8,485	44,289	24,802
Impairment loss of financial guarantee fee receivables (Note 19(a))	(9,271)	(40,762)	(29,712)
Release of financial guarantee liabilities	2,312	—	—
Guarantee charge arising from changes in estimates under financial guarantee contract	—	(203,607)	(132,281)
	1,526	(200,080)	(137,191)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9                              Finance costs - net

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Finance income
Interest income on bank deposits	2,128	129,435	128,261

Finance costs
Interest expense on borrowings	(79,454)	(145,968)	(149,279)
Interest expense on lease liabilities	(6,136)	(10,175)	(10,785)
Interest expense on redemption liability	—	(4,511)	(12,608)
Bank charges	(121)	(2,788)	(2,159)
	(85,711)	(163,442)	(174,831)

	(83,583)	(34,007)	(46,570)

10                       Income tax benefit/(expense)

The income tax benefit/(expense) of the Group for the years ended December 31, 2017, 2018 and 2019 is analyzed as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Current income tax	(87)	(99)	(5,157)
Deferred income tax	369,764	(26,370)	80,081
Income tax benefit/(expense)	369,677	(26,469)	74,924

The tax on the Group’s loss before income tax differs from the theoretical amount that would arise using the statutory tax rate applicable to loss of the consolidated entities as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Loss before income tax	976,633	1,163,816	1,762,236
Tax calculated at PRC statutory income tax rate of 25%	244,158	290,954	440,559

Differential of income tax rates applicable to subsidiaries	—	(179,909)	(120,179)
Expense not deductible for tax purposes	(2,909)	(85,795)	(53,578)
Incomes not subject to tax	—	7,549	9,022
Tax losses and temporary differences for which no deferred income tax asset was recognized	—	(221)	(170,868)
Deferred tax assets recognized for previously unrecognized tax losses and temporary differences	128,428	—	—
Derecognization of deferred tax assets on tax losses	—	(60,337)	(40,668)
Additional deductible allowance for research and development expenses	—	407	2,936
Adjustments for current tax of prior periods	—	883	—
Utilization of previously unrecognized tax losses	—	—	7,700
Income tax benefit/(expense)	369,677	(26,469)	74,924

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10                       Income tax benefit/(expense) (Continued)

The unused tax losses for the years ended December 31, 2018 and 2019 is analyzed as follows:

	At December 31,
	2018	2019
	RMB’000	RMB’000
Unused tax losses for which no deferred tax asset has been recognized	244,027	1,133,461

The expiry dates of the unused tax losses not recognized as deferred tax assets for the years ended December 31, 2018 and 2019 are listed as follows:

	At December 31,
	2018	2019
	RMB’000	RMB’000
Year 2022	241,348	277,048
Year 2023	—	121,521
Year 2024	—	448,605

Notes:

(a)                       PRC Enterprise Income Tax (“EIT”)

The income tax provision of the Group in respect of operations in Mainland China has been calculated at the tax rate of 25%, unless preferential tax rates were applicable.

Shenzhen OneConnect, Vantage Point Technology, BER Technology and Shenzhen CA as subsidiaries of the Group, were established in mainland China. They were eligible for preferential tax policies applicable for the qualification of “High and New Technology Enterprise”, and were entitled to a preferential income tax rate of 15%.

(b)                       Cayman Islands Income Tax

The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax.

(c)                        Hong Kong Income Tax

The Hong Kong income tax rate is 16.5%. No Hong Kong profits tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax during the years ended December 31, 2017, 2018 and 2019.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10                       Income tax benefit/(expense) (Continued)

(d)                       Singapore Income Tax

The Singapore income tax rate is 17%. No Singapore profits tax was provided for as there was no estimated taxable profits that was subject to Singapore profits tax during the years ended December 31, 2017, 2018 and 2019.

(e)                        Indonesia Income Tax

The income tax provision in respect of the Group’s operations in Indonesia was calculated at the tax rate of 0.5% on the gross revenue for the year ended December 31, 2018 and 2019

(f)                         PRC Withholding Tax (“WHT”)

According to the EIT Law, distribution of profits earned by PRC companies since January 1, 2008 to overseas investors is subject to withholding tax of 5% or 10%, depending on the region of incorporation of the overseas investor, upon the distribution of profits to overseas-incorporated immediate holding companies.

During the years ended December 31, 2017, 2018 and 2019, no deferred income tax liability on WHT was accrued because the subsidiaries of the Group were loss making.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11                       Loss per share

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Net loss for the year attributable to owners of the Company	(606,956)	(1,195,712)	(1,660,566)
Weighted average number of ordinary shares in issue (in’000 shares)	671,197	923,691	939,286

Basic loss per share (RMB yuan)	(0.90)	(1.29)	(1.77)
Diluted loss per share (RMB yuan)	(0.90)	(1.29)	(1.77)

Basic loss per ADS (RMB yuan) (Note)			(5.30)
Diluted loss per ADS (RMB yuan) (Note)			(5.30)

Note: One ADS represented three ordinary shares of the Company.

Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of ordinary shares in issue during the years ended December 31, 2017, 2018 and 2019.

For the purpose of calculation of loss per share, 900,000,000 ordinary shares issued as part of the Recapitalization of the Group (Note 23(b)) have been deemed to be issued at the same time when the then owners of the Listing Business made capital contribution to the Group. 66,171,600 shares held for share option scheme purpose have been treated as treasury shares from January 1, 2017. Accordingly, for purpose of calculation of loss per share, the issued and outstanding number of ordinary shares as at January 1, 2017, December 31, 2017 ,December 31, 2018 and December 31, 2019, taking into account the shares held for share option scheme purpose, were 580,417,958 shares, 833,828,400 shares, 933,828,399 shares, 1,031,149,064 shares, respectively.

The effects of all outstanding share options granted under the Share Option Scheme and Restricted Share Units Scheme, which represent 19,515,600, 24,541,500, 26,776,325 shares (Note 25), for the years ended December 31, 2017, 2018 and 2019, have been excluded from the computation of diluted loss per share as their effects would be anti-dilutive. Accordingly, dilutive loss per share for the years ended December 31, 2017, 2018 and 2019 were the same as basic loss per share for the years.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12                       Property and equipment

	Office and telecommunication equipment	Right-of-use properties	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2018
Cost	43,293	183,313	13,257	239,863
Accumulated depreciation	(11,610)	(65,337)	(1,967)	(78,914)
Net book amount	31,683	117,976	11,290	160,949

Year ended December 31, 2018
Opening net book amount	31,683	117,976	11,290	160,949
Acquisition of subsidiary	272	—	176	448
Additions	42,305	225,638	42,523	310,466
Disposals, net	(9)	(58,247)	—	(58,256)
Depreciation charge	(12,044)	(76,958)	(4,937)	(93,939)
Closing net book amount	62,207	208,409	49,052	319,668

As at December 31, 2018
Cost	85,861	268,992	55,956	410,809
Accumulated depreciation	(23,654)	(60,583)	(6,904)	(91,141)
Net book amount	62,207	208,409	49,052	319,668

Year ended December 31, 2019
Opening net book amount	62,207	208,409	49,052	319,668
Acquisition of subsidiary (Note 33)	2,707	13,938	1,479	18,124
Additions	65,310	46,479	32,480	144,269
Disposals, net	(39,328)	—	—	(39,328)
Depreciation charge	(26,187)	(86,688)	(14,511)	(127,386)
Exchange difference	(329)	(141)	(372)	(842)
Closing net book amount	64,380	181,997	68,128	314,505

As at December 31, 2019
Cost	108,561	329,409	89,915	527,885
Accumulated depreciation	(43,852)	(147,271)	(21,415)	(212,538)
Exchange difference	(329)	(141)	(372)	(842)
Net book amount	64,380	181,997	68,128	314,505

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12                       Property and equipment (Continued)

During the year ended December 31, 2017, depreciation of approximately RMB213,000, RMB1,083,000, RMB2,440,000 and RMB52,912,000 were charged to cost of revenue, research and development expenses, selling and marketing expenses and general and administrative expenses, respectively.

During the year ended December 31, 2018, depreciation of approximately RMB778,000, RMB6,025,000, RMB2,474,000, and RMB84,662,000 were charged to cost of revenue, research and development expenses, selling and marketing expenses and general and administrative expenses, respectively.

During the year ended December 31, 2019, depreciation of approximately RMB2,362,000, RMB12,687,000, RMB6,666,000, and RMB105,671,000 were charged to cost of revenue, research and development expenses, selling and marketing expenses and general and administrative expenses, respectively.

Depreciation of office and telecommunication equipment is allocated to different functional expenses based on usage of equipment by different functional divisions. Right-of-use properties and leasehold improvement are primarily related to business office buildings leased by the Group and used as corporate headquarters. For leased business office buildings which are for general and administrative use, the depreciation of the related right-of-use properties and leasehold improvement is charged to general and administrative expense.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13                      Intangible assets

	Application and platform
	Contributed by Ping An Group	Developed internally	Acquired	Purchased Software	Development costs in progress	Goodwill	License	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2018
Cost	690,910	—	—	3,175	—	—		—	694,085
Accumulated amortization	(326,313)	—	—	(694)	—	—		—	(327,007)
Net book amount	364,597	—	—	2,481	—	—		—	367,078

Year ended December 31, 2018
Opening net book amount	364,597	—	—	2,481	—	—		—	367,078
Acquisition of subsidiary	—	—	—	74,628	6,854	126,015	—	68,610	276,107
Additions	—	—	—	11,758	362,260	—	960	—	374,978
Transfer	—	44,033	—	—	(44,033)	—	—	—	—
Amortization	(230,271)	(7,212)	—	(12,835)	—	—	(24)	(9,746)	(260,088)
Closing net book amount	134,326	36,821	—	76,032	325,081	126,015	936	58,864	758,075

As at December 31, 2018
Cost	690,910	44,033	—	89,561	325,081	126,015	960	68,610	1,345,170
Accumulated amortization	(556,584)	(7,212)	—	(13,529)	—	—	(24)	(9,746)	(587,095)
Net book amount	134,326	36,821	—	76,032	325,081	126,015	936	58,864	758,075

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13              Intangible assets (Continued)

	Application and platform
	Contributed by Ping An Group	Developed internally	Acquired	Purchased Software	Development costs in progress	Goodwill	License	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Year ended December 31, 2019
Opening net book amount	134,326	36,821	—	76,032	325,081	126,015	936	58,864	758,075
Acquisition of subsidiary (Note 33)	—	—	57,355	190	1,293	163,146	103,928	9,201	335,113
Additions	—	—	—	22,623	191,595	—	—	2,452	216,670
Disposal, net	—	—	—	(423)	—	—	—	—	(423)
Transfer	—	360,540	—	—	(360,540)	—	—	—	—
Amortization	(134,326)	(120,451)	(12,719)	(33,423)	—	—	(7,465)	(24,086)	(332,470)
Exchange differences		(14)		(3)	—	—	—	—	(17)
Closing net book amount	—	276,896	44,636	64,996	157,429	289,161	97,399	46,431	976,948

As at December 31, 2019
Cost	690,910	404,573	57,355	111,939	157,429	289,161	104,888	80,263	1,896,518
Accumulated amortization	(690,910)	(127,663)	(12,719)	(46,940)	—	—	(7,489)	(33,832)	(919,553)
Exchange differences	—	(14)	—	(3)	—	—	—	—	(17)
Net book amount	—	276,896	44,636	64,996	157,429	289,161	97,399	46,431	976,948

During the year ended December 31, 2017, amortization of approximately RMB197,824,000, RMB33,082,000 were charged to cost of revenue and research and development expenses, respectively.

During the year ended December 31, 2018, amortization of approximately RMB227,006,000, RMB33,082,000 were charged to cost of revenue and research and development expenses, respectively.

During the year ended December 31, 2019, amortization of approximately RMB308,551,000, RMB20,311,000, RMB3,608,000 were charged to cost of revenue, research and development expenses and general and administrative expenses, respectively.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13               Intangible assets (Continued)

(a)         Impairment tests for long-lived assets

Goodwill arises from the Group’s acquisition of Vantage Point Technology on July 31, 2018, BER Technology on June 30, 2019 and View Foundation on August 30, 2019.

The goodwill of the Group is attributable to the acquired workforce and synergies expected to be derived from combing with the operations of the Group. During the years ended December 31, 2018 and 2019, the Group had only one operating segment, for the purpose of impairment testing, goodwill is regarded as attributable to the Group as a whole. The Group carries out its impairment testing on goodwill by comparing the recoverable amounts of groups of CGUs to their carrying amounts.

The management did the value-in-use calculations to determine the recoverable amounts. Value-in-use is calculated based on discounted cash flows. The discounted cash flows calculations of group of CGUs use cash flow projection developed based on financial budgets approved by management of the Group. Assumed growth rate is used to extrapolate the cash flows in the following years. The financial budgets are prepared business plan which is appropriate after considering the sustainability of business growth, stability of core business developments and achievement of business targets.

The key assumptions used for value-in-use calculations of goodwill are as follows:

	For the year ended December 31,
	2018	2019
	RMB’000	RMB’000

Revenue growth rate	8%-55%	8%-55%
Long term growth rate	3%	3%
Pre-tax discount rate	20.91%	16.26%

Based on management’s assessment on the recoverable amounts of the subsidiaries acquired, no impairment provision was considered necessary to provide as at December 31, 2019 and 2018.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14          Investments accounted for using the equity method

(a)   Investment in associate

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000

At beginning of year	—	37,253	29,452
Additions	40,000	—	100,000
Share of losses of associate	(2,747)	(15,442)	(14,328)
Gain on dilution of interest in associate (Note 8)	—	7,641	—
At end of year	37,253	29,452	115,124

On March 28, 2017, Shanghai OneConnect set up Pingan Puhui Lixin Asset Management Co., Ltd. (“Puhui Lixin”) with Pingan Puhui Enterprise Management Co., Ltd., a subsidiary of Lufax Holding Ltd. (Note 32), by investing capital amount of RMB40,000,000. In January 2019, Shanghai OneConnect made an additional capital injection of RMB100,000,000 in Puhui Lixin. The Group has a currently exercisable option to make additional investment to hold an additional equity interest of 5% in Puhui Lixin and the Group account for the investment as an associate.

The investment in associate as at December 31, 2018 and 2019 are as follows:

	Place of business	Principal	Percentage of equity interest
	and incorporation	activities	As at December 31,
			2018	2019
Puhui Lixin	Shanghai, PRC	Technology consulting services	13.33%	35.00%

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14          Investment in associate

(b)         Investment in joint venture

	For the year ended December 31,
	2018	2019
	RMB’000	RMB’000

At beginning of year	—	—
Additions	—	4,321
Share of losses of joint venture	—	(526)
Exchange difference		(90)
At end of year	—	3,705

During the year ended December 31, 2019 , the Group entered into an investment in SBI OneConnect Japan Co., Ltd.(“SBI Japan”) with SBI Holdings, Inc., by investing capital of RMB4,321,000 (JPY65,100,000) on August 23, 2019. The purpose of set-up of SBI Japan is to make available a localized version of the product, technology, platform and service developed based on the Group’s technologies and provide the distribution, commercialization, implementation and maintenance of such localized version within Japan. The Group shares control with SBI Holdings, Inc. and accounts for the investment as a joint venture. The decisions about the relevant activities require the unanimous consent of the Group and SBI Holdings, Inc. pursuant to the Company Act of SBI Japan.

The investment in joint venture as at December 31, 2019 is as follows:

			Percentage of equity interest
	Place of business and incorporation	Principal activities	As at December 31, 2018	As at December 31, 2019

SBI Japan	Japan	Product,technology, Platform and/or service	—	31.00%

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15          Financial instruments by category

The Group holds the following financial instruments:

		As at December 31,
	Note	2018	2019
		RMB’000	RMB’000

Financial assets
Financial assets at amortized cost
- Loan to related party	32	15,027	—
- Trade receivables	18	270,530	710,123
- Prepayments and other receivables (excluding non-financial asset items)	19	245,711	368,224
- Restricted cash	21	3,996,238	3,440,289
- Cash and cash equivalents	22	565,027	1,077,875
Financial assets at fair value through other comprehensive income (FVOCI)	16	5,000	393,448
Financial assets at fair value through profit or loss (FVPL)	20	2,540,925	1,690,967
Total		7,638,458	7,680,926

Financial liabilities
Liabilities at amortized cost
- Trade and other payables (excluding non-financial liability items)	26	1,253,502	1,231,352
- Short-term borrowings	27	3,386,100	3,218,566
Derivative financial liability
- Held at FVPL	28	2,438	2,682
Total		4,642,040	4,452,600

16          Financial assets at fair value through other comprehensive income

	As at December 31,
	2018	2019
	RMB’000	RMB’000

Unlisted securities
- Equity securities (Note a)	5,000	5,000
Listed securities
- Treasury bills listed on the Hong Kong Stock Exchange	—	388,448
	5,000	393,448

(a)         On August 4, 2016, the Group acquired 5% equity interest in Fujian Exchange Settlement Centre Co., Ltd. (福建交易場所清算中心股份有限公司) at a consideration of RMB5,000,000.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17          Leases

(a)         Amounts recognized in the balance sheet

	At at December 31,
	2018	2019
	RMB’000	RMB’000

Right-of-use assets (Note 12)
- Properties	208,409	181,997

Lease liabilities (Note 26)
- Non current	126,868	87,800
- Current	82,452	101,889
	209,320	189,689

Additions to the right-of-use assets during the years ended December 31, 2018 and 2019 were RMB 225,638,000 and RMB60,418,000 respectively.

The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on December 31, 2018 and 2019 was 4.81% and 4.84%, respectively.

(b)         Amounts recognized in the statement of profit or loss

	For the year ended December 31,
	2017	2018	2019
		RMB’000	RMB’000

Depreciation charge of right-of-use assets	45,929	76,958	86,688
Interest expenses (included in finance cost)	6,136	10,175	10,785
	52,065	87,133	97,473

The total cash outflow for leases in 2017, 2018 and 2019 was RMB50,432,000, RMB83,727,000 and RMB76,895,000, respectively.

Expenses recognized in relation to short-term leases for the years ended December 31, 2017 , 2018 and 2019 amounted to RMB 2,068,000, RMB 11,000, and RMB947,000, respectively.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18          Trade receivables

	As at December 31,
	2018	2019
	RMB’000	RMB’000

Trade receivables	274,166	738,004

Less: impairment loss allowance	(3,636)	(27,881)
	270,530	710,123

(a)         Movements in the impairment loss allowance of trade receivables are as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000

Beginning of the year	—	—	(3,636)
Additions	—	—	(26,651)
Acquisition of subsidiary	—	(3,651)	(1,207)
Reversal	—	15	531
Write-off	—	—	3,082
End of the year	—	(3,636)	(27,881)

19          Prepayments and other receivables

	As at December 31,
	2018	2019
	RMB’000	RMB’000

Financial guarantee fee receivable, gross	156,966	55,296
Less: impairment loss allowance	(20,782)	(7,335)
Financial guarantee fee receivable, net (Note a)	136,184	47,961
Deposit	98,097	226,180
Value-added-tax deductible	38,688	60,765
Receivable from disposal of equipment to related parties	—	51,695
Advance to suppliers	17,519	38,871
Advance to staffs	13,339	25,339
Receivables for value-added-tax paid on behalf of wealth management products	12,498	3,154
Others	21,957	75,644

Less: impairment loss allowance	(1,068)	(1,332)
	337,214	528,277

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19          Prepayments and other receivables (Continued)

(a)         Financial guarantee fee receivables, net

	As at December 31,
	2018	2019
	RMB’000	RMB’000

Opening balance	193,187	136,184
Addition arising from new contracts	50,889	—
Cash received	(114,076)	(81,884)
Unwinding interest income including value-added-tax (Note 8(a))	46,946	23,373
Impairment loss(Note 8(a))	(40,762)	(29,712)
Ending balance	136,184	47,961

Movements in the impairment loss allowance of financial guarantee fee receivables are as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000

Beginning of the year	—	(3,863)	(20,782)
Additions	(9,271)	(40,762)	(29,712)
Write off	5,408	23,843	43,159
End of the year	(3,863)	(20,782)	(7,335)

(b)         Movements in the impairment loss allowance of prepayments and other receivables are as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000

Beginning of the year	—	—	(1,068)
Acquisition of subsidiary	—	(1,117)	—
Additions	—	—	(4,874)
Reversal	—	49	9
Write-off	—	—	4,601
End of the year	—	(1,068)	(1,332)

20          Financial assets at fair value through profit or loss

	As at December 31,
	2018	2019
	RMB’000	RMB’000

Contingent returnable consideration (Note 33)	—	1,438
Wealth management products	2,540,925	1,689,529
	2,540,925	1,690,967

As at December 31, 2018 and 2019, out of wealth management products the Group invested in, RMB2,540,925 and RMB1,655,509,000 are issued by its related parties which are redeemable upon request by holders, respectively.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21          Restricted cash

	As at December 31,
	2018	2019
	RMB’000	RMB’000

Pledged bank deposits	3,910,516	3,367,396
Accrued interest	85,722	71,727
Time deposits with initial terms over three months	—	1,166
	3,996,238	3,440,289

As of December 31, 2018, RMB3,884,434,000 (USD565,980,000) of the bank deposits were pledged for short-term borrowings of the Group with weighted average interest rate of 3.16% per annum, RMB24,021,000 (USD3,500,000) were pledged for currency swaps, and RMB2,061,000 was pledged for business guarantee.

As at December 31, 2019, RMB3,263,466,000 (USD467,800,000) of the bank deposits were pledged for short-term borrowings of the Group with weighted average interest rate of 3.16% per annum, RMB102,201,000 (USD14,650,000) were pledged for currency swaps, and RMB1,729,000 was pledged for business guarantee.

22          Cash and cash equivalents

	As at December 31,
	2018	2019
	RMB’000	RMB’000

Cash on hand	7	12
Cash at other financial institutions	—	103
Cash at banks	565,020	1,077,760
	565,027	1,077,875

	At December 31,
	2018	2019
	RMB’000	RMB’000

USD	421,806	718,156
RMB	140,292	271,568
HKD	—	77,489
SGD	2,929	8,318
IDR	—	2,344
	565,027	1,077,875

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23                        Share capital

	Number of shares	USD

Authorized
Ordinary shares of USD0.00001 at incorporation date of the Company(Note a)	900,000,000	9,000
Ordinary shares of USD0.00001 at December 31, 2017	900,000,000	9,000
Newly authorized	4,100,000,000	41,000
Ordinary shares of USD0.00001 at December 31, 2018 and 2019	5,000,000,000	50,000

	Number of shares	USD	Equivalent to RMB

Issued
Newly issued ordinary shares at incorporation date of the Company	1	—	—
Newly issued ordinary shares(Note b)	899,999,999	9,000	59,838
Ordinary shares of USD0.00001 at December 31, 2017	900,000,000	9,000	59,838
Newly issued ordinary shares(Note c)	99,999,999	1,000	6,331
Ordinary shares of USD0.00001 at December 31, 2018	999,999,999	10,000	66,169
Newly issued ordinary shares (Note d)	3,720,665	37	257
Newly issued ordinary shares upon initial public offering (Note e)	93,600,000	936	6,549
Ordinary shares of USD0.00001 at December 31, 2019	1,097,320,664	10,973	72,975

(a)                       The Company was incorporated on October 30, 2017 with an authorized share capital of USD 9,000 divided into 900,000,000 ordinary shares of USD0.00001 each.

(b)                       On December 4, 2017, 899,999,999 ordinary shares of the Company were issued to Bo Yu and Sen Rong at par as part of the Recapitalization of the Group (Note 1.2).

(c)                        The Company has completed Round A investments (“Round A Investments”) in April 2018 with 12 investors. 99,999,999 ordinary shares were issued to the Round A Investors at a price of USD7.5 per share for an aggregated consideration of approximately USD750 million (approximately RMB4,750,965,000). These shares rank pari passu in all respects with the shares in issue. As at December 31, 2018, issued number of ordinary shares was 999,999,999 shares of USD0.00001 each which had been fully paid

(d)                       On March 11, 2019, the Company issued 1,748,501 ordinary shares to National Dream Limited, the offshore entity of Vantage Point Technology, for a total subscription price of USD13,114,000 (approximately RMB88,030,000) pursuant to a share subscription agreement entered into in July, 2018. On November 26, 2019, the Company issued 1,267,520 ordinary shares to Great Lakes Limited, the offshore entity of View Foundation’s selling shareholder, for a total subscription price of USD9,506,400 (approximately RMB66,877,000) pursuant to a share subscription agreement entered into in August, 2019. On November 27, 2019, the Company issued 563,714 and 140,930 ordinary shares to Blossom View Limited and Gold Planning Limited, respectively, which are the offshore entities designated by certain selling shareholders of BER Technology, for a total subscription price of USD5,284,830 (approximately RMB37,175,000) pursuant to a share subscription agreement entered into in September, 2019.

(e)                        On December 13, 2019, the Company completed its IPO on the New York Stock Exchange. In the offering, 31,200,000 ADSs, representing 93,600,000 ordinary shares, were newly issued.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24                        Other reserves

	Recapitalization reserve	Share premium	Share-based compensation reserve	Foreign currency translation differences	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at January 1, 2017	862,162	—	—	—	—	862,162

Capital contribution from the then owners (a)	337,838	—	—	—	—	337,838
Share-based payments
-Value of employee services	—	—	376	—	—	376
As at December 31, 2017	1,200,000	—	376	—	—	1,200,376

Other comprehensive income
-Foreign currency translation differences	—	—	—	396,520	—	396,520
Share premium from issuance of ordinary shares (b)	—	4,730,375	—	—	—	4,730,375
Share-based payments
-Value of employee services	—	—	7,751	—	—	7,751
Recognition of redemption liability to acquire non-controlling interests	—	—	—	—	(183,569)	(183,569)
As at December 31, 2018	1,200,000	4,730,375	8,127	396,520	(183,569)	6,151,453

Other comprehensive income
-Foreign currency translation differences	—	—	—	78,775	—	78,775
- Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	40	40
Share premium from issuance of ordinary shares (c)	—	192,082	—	—	—	192,082
Share premium from issuance of ordinary shares upon initial public offering (d)	—	2,007,028	—	—	—	2,007,028
Share-based payments (Note 25)	—	—	76,364	—	—	76,364
Recognition of redemption liability to acquire non-controlling interests (Note 33)	—	—	—	—	(44,105)	(44,105)
As at December 31, 2019	1,200,000	6,929,485	84,491	475,295	(227,634)	8,461,637

(a)                     Shanghai OneConnect was incorporated on December 29, 2015. Shenzhen OneConnect was incorporated on September 15, 2017 as the sole immediate shareholder of Shanghai OneConnect. After the Recapitalization of the Group (Note 1.2), Shenzhen OneConnect and its subsidiaries are indirectly controlled by the Company through the Contractual Arrangements. The consolidated share capital and share premium of Shenzhen OneConnect was presented as “recapitalization reserve” for the purpose of the consolidated financial statements of the Company.

(b)                     The Company completed Round A Investments in April 2018 (Note 23(c)). The excess of the consideration of approximately RMB4,750,965,000 paid by Round A investors over the aggregate par value of approximately RMB6,000 and share issuance transaction cost of approximately RMB20,585,000, being RMB4,730,375,000, was credited to the share premium account of the Company.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24        Other reserves (Continued)

(c)                            The excess of the consideration of approximately RMB192,082,000 paid by the selling shareholders of Vantage Point Technology, View Foundation and BER Technology over the aggregate par value of approximately RMB257 (Note 23(d)), being RMB192,082,000, was credited to the share premium account of the Company.

(d)                           The excess of the net proceeds of approximately RMB2,007,034,549 received from the IPO over the aggregate par value of approximately RMB6,549 (Note 23(e)), being RMB2,007,028,000, was credited to the share premium account of the Company.

25                        Share-based payments

For the purpose of share option scheme, Xin Ding Heng was set up in 2017 as a special purpose vehicle to indirectly hold 66,171,600 ordinary shares of the Company through Sen Rong. As the Company has the power to govern the relevant activities of Xin Ding Heng and can derive benefits from the services to be rendered by the grantees, the directors of the Company consider that it is appropriate to consolidate Xin Ding Heng. As the equity interest for 66,171,600 shares was originally reserved by the Registered Shareholders through Jin Ning Sheng and Guang Feng Rong before the Recapitalization of the Group, the aggregate consideration of RMB 88,280,000 for 66,171,600 shares and is recognized as “shares held for share option scheme” under equity from January 1, 2017.

On November 7, 2017, equity-settled share-based compensation plan (“the Share Option Scheme”) was set up with the objective to recognize and reward the contribution of eligible directors, employees and other persons (collectively, the “Grantees”) for the growth and development of the Group. On September 10, 2019, the Board of Directors of the company approved to amend and restate the equity-settled share-based compensation plan to supplement the Share Option Scheme with performance-based shares to grant (“the Restricted Share Units Scheme”). The 66,171,600 shares reserved for share incentive scheme comprise the options previously granted under Share Option Scheme and the remaining shares for grant under the Restricted Share Units Scheme Both the Share Option Scheme and the Restricted Share Units Scheme are valid and effective for 10 years from the grant date.

Share-based compensation expenses for the years ended December 31, 2017, 2018 and 2019 were allocated as follows:

	For the year ended December31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000

-Cost of revenue	—	—	2,294
-Research and development expenses	—	—	29,206
-Selling and marketing expenses	—	—	25,916
-General and administrative expenses	376	7,751	18,948
Total	376	7,751	76,364

Value of employee’s services(Note 7)	376	7,751	62,315
Value of non-employee’s services	—	—	14,049
Total	376	7,751	76,364

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25        Share-based payments (Continued)

(a)        Share Option Scheme

On November 7, 2017 and November 8, 2018 and June 1, 2019, 19,515,600 and 8,597,400 and 2,431,000 share options were granted to Grantees, respectively, which were recognized under equity of the Group.

Subject to the Grantee continuing to be a service provider, 100% of these options will be vested over 4 years upon fulfilling the service conditions and non-market performance conditions prescribed in the grantee agreement.

The exercisable period of options starts no earlier than 12 months after the Company successfully completes an initial public offering and the Company’s shares get listed in the stock exchange (“IPO and Listing”) and no later than 8 years from the grant date. The vesting date is determined by the Board of Directors of the Company.

Movements in the number of share options granted to employees are as follows:

	Number of share options
	For the year ended December 31,
	2017	2018	2019
At the beginning of the year	—	19,515,600	24,541,500
Granted	19,515,600	8,597,400	2,431,000
Forfeited	—	(3,571,500)	(2,502,175)
At the end of the year	19,515,600	24,541,500	24,470,325

For the outstanding share options, the weighted-average exercise price was RMB19.05 and RMB21.13 per share and the weighted-average remaining contractual life was 7.86 and 6.29 years as at December 31, 2018 and 2019, respectively.

Share options outstanding at the balance sheet dates have the following expiry dates and exercise prices.

				Number of share options
				At December 31,
Grant Year	Expiry Year	Exercise price	Fair value of options	2018	2019
2017	2027	RMB1.33	RMB0.62	3,149,100	2,900,900
2017	2027	RMB2.00	RMB0.52	12,980,000	12,169,225
2018	2028	RMB52.00	RMB26.00	8,412,400	7,219,200
2019	2029	RMB52.00	RMB23.42	—	2,181,000
				24,541,500	24,470,325

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25        Share-based payments (Continued)

(a)                       Share Option Scheme (Continued)

The Company used the discounted cash flow method to determine the underlying equity fair value of the Company and in turn to determine the fair value of the underlying ordinary share. Key assumptions, such as discount rate and projections of future performance, are required to be determined by the Company with best estimate.

Based on fair value of the underlying ordinary share of the Company, the Company used the Binomial option-pricing model to determine the fair value of the share option as at the grant dates. Key assumptions are set as below:

Date of grant	November 7, 2017	November 8, 2018	June 1, 2019

Discount rate	24.0%	17.0%	17.0%
Risk-free interest rate	3.9%	3.6%	3.3%
Volatility	51.6%	51.2%	46.0%
Dividend yield	0.0%	0.0%	0.0%

The Binomial Model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the option is based on the China Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the options. The Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility of similar U.S. public companies for a period equal to the expected life preceding the grant date.

(b)                       Restricted Share Units Scheme

On September 10, 2019, the company granted 2,377,000 restricted share units to Grantees pursuant to the Restricted Share Unit Scheme at the grant date fair value of RMB35.22 for each restricted share unit.

Subject to the Grantee continuing to be a service provider, 100% of these restricted share units will be vested over 4 years upon fulfilling the service conditions and non-market performance conditions prescribed in the grantee agreement. The restricted shares should be vested no earlier than 180 days after the Company’s IPO and listing.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25        Share-based payments (Continued)

(b)                       Restricted Share Units Scheme (Continued)

Movements in the number of restricted share units granted to employees are as follows:

	Number of restricted share units
	For the year ended December 31,
	2018	2019

At the beginning of the year	—	—
Granted	—	2,377,000
Forfeited	—	(71,000)
At the end of the year	—	2,306,000

The Company used the discounted cash flow method to determine the underlying equity fair value of the Company and in turn to determine the fair value of the underlying ordinary share. Key assumptions, such as discount rate and projections of future performance, are required to be determined by the Company with best estimate.

Based on fair value of the underlying ordinary share, the Company have used the Monte Carlo method to determine the fair value of the restricted share units as at the grant date. Key assumptions are set as below:

Date of grant	September 10, 2019

Discount rate	15.0%
Risk-free interest rate	2.9%
Volatility	43.9%
Dividend yield	0.0%

The Monte Carlo method requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the restricted share units is based on the China Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the restricted share units. The Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility of similar U.S. public companies for a period equal to the expected life preceding the grant date.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26        Trade and other payables

	As at December 31,
	2018	2019
	RMB’000	RMB’000

Trade payables
Due to related parties	250,687	153,677
Due to third parties	65,809	193,318
	316,496	346,995

Accrued expenses	255,852	224,010
Redemption liability (Note 33)	188,080	244,793
Lease liabilities (Note 17(a))	209,320	189,689
Financial guarantee payables (Note a)	250,338	116,509
Amounts payable for purchase of shares held for share option scheme (Note 25)	88,280	88,280
Unpaid business acquisition consideration of View Foundation	—	48,000
Other tax payables	34,487	35,675
Security deposit	25,588	33,683
Amount due to related parties	19,366	24,517
Service fee refundable	140,028	5,412
Investment deposit received from investors	90,002	—
Others	66,032	138,886
	1,683,869	1,496,449

Less: non - current portion
Redemption liability (Note 33)	(188,080)	(244,793)
Lease liabilities	(126,868)	(87,800)
Amounts payable for purchase of shares held for share option scheme (Note 25)	(88,280)	(88,280)
	1,280,641	1,075,576

(a)                       Financial guarantee payables

RMB’000
Year ended December 31, 2018
Opening balance	209,782
Addition arising from new contracts	50,889
Charge to profit or loss, net	198,640
Payouts during the year, net	(208,973)
Ending balance	250,338

RMB’000
Year ended December 31, 2019
Opening balance	250,338
Addition arising from new contracts	—
Charge to profit or loss, net	127,312
Payouts during the year, net	(261,141)
Ending balance	116,509

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27        Short-term borrowings

	As at December 31,
	2018	2019
	RMB’000	RMB’000

Secured	3,386,100	2,958,342
Unsecured	—	260,224
	3,386,100	3,218,566

As at December 31, 2018, out of the secured borrowings, RMB 3,373,100,000 were secured by restricted cash of RMB 3,884,434,000 (Note 21), RMB 8,000,000 is secured by Mrs. Li Che’s (the non-controlling shareholder’s spouse) real estate located in Beijing and RMB 5,000,000 is guaranteed by Mr. Xi Wang (non-controlling shareholder of the Group). The weighted average interest rate of all short-term borrowings is 4.78% per annum as at December 31, 2018.

As at December 31, 2019, out of the secured borrowings, RMB2,929,981,000 were secured by restricted cash of RMB3,263,466,000 (Note 21), RMB10,014,000 is guaranteed by Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd. and RMB18,347,000 is guaranteed by Mr. Xi Wang (non-controlling shareholder of the Group). The weighted average interest rate of short-term borrowings is 4.64% per annum as at December 31, 2019.

28        Derivative financial liability

	As at December 31,
	2018		2019
	Nominal amount	Fair value	Nominal amount	Fair value
	RMB’000		RMB’000

Currency swaps	480,424	2,438	2,044,027	2,682

29                      Dividends

No dividends have been paid or declared by the Company during the years ended December 31, 2017, 2018 and 2019.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30          Deferred income tax

(a)         Deferred tax assets

The movements of deferred tax assets were as follows:

	Tax losses	Accelerated amortization of intangible assets	Contract liabilities	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2017	—	—	—	276	276
Recognized in the profit or loss	294,604	57,203	6,551	11,406	369,764
At December 31, 2017	294,604	57,203	6,551	11,682	370,040
Acquisition of subsidiary	7,857	—	—	—	7,857
Recognized in the profit or loss	(179,134)	151,505	6,593	(1,558)	(22,594)
At December 31, 2018	123,327	208,708	13,144	10,124	355,303
Acquisition of subsidiary (Note 33)	4,625	—	—	—	4,625
Recognized in the profit or loss	52,190	9,348	(5,526)	7,846	63,858
At December 31, 2019	180,142	218,056	7,618	17,970	423,786

(b)         Deferred tax liabilities

The movements of deferred tax liabilities were as follows:

	Intangible assets	Financial assets at fair value through profit or loss	Total
	RMB’000	RMB’000	RMB’000
At 3January 1, 2017	—	—	—
Recognized in the profit or loss	—	—	—
At December 31, 2017	—	—	—
Acquisition of subsidiary(Note 33)	21,335	—	21,335
Recognized in the profit or loss	(2,855)	6,631	3,776
At December 31, 2018	18,480	6,631	25,111
Acquisition of subsidiary(Note 33)	24,403	—	24,403
Recognized in the profit or loss	(9,592)	(6,631)	(16,223)
At December 31, 2019	33,291	—	33,291

(c)          Offsetting of deferred tax assets and deferred tax liabilities

	As at December 31,
	2018	2019
	RMB’000	RMB’000

Deferred tax assets after offsetting	348,672	423,786
Deferred tax liabilities after offsetting	18,480	33,291

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31          Cash flow information

(a)         Cash used in operations

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000

Loss before income tax	(976,633)	(1,163,816)	(1,762,436)
Depreciation and amortization	287,554	354,027	459,856
Net impairment losses on financial and contract assets	—	2,224	45,167
Gain on disposal of lease assets and derecognition of lease liabilities (Note 8)	—	(5,232)	—
Gain on disposal of property, plant and equipment (Note 8)	—	—	(13,267)
Expected credit loss on financial guarantee contracts	11,229	286,387	127,312
Share-based payments expenses (Note 24)	376	7,751	76,364
Fair value adjustment to derivatives (Note 8)	—	2,438	244
Net gain on financial assets at fair value through profits or loss (Note 8)	(22,667)	(102,582)	(38,891)
Share of losses of associate and joint venture (Note 14)	2,747	15,442	14,854
Gain on dilution of investment in associate (Note 14)	—	(7,641)	—
Finance costs	85,590	160,654	172,672
Interest from loans to related parties (Note 32(b))	—	—	(417)
Interest from restricted cash	—	(104,234)	(109,592)
Interest from exchange fund bills	—	—	(45)

Changes in working capital :
Trade receivables	(15,818)	(218,275)	(445,568)
Contract assets	—	(109,815)	(29,187)
Prepayments and other receivables	(250,889)	34,507	(95,163)
Trade and other payable	515,585	130,598	(350,268)
Contract liabilities	26,206	39,600	(4,184)
Payroll and welfare payables	108,035	188,829	136,824
	(228,685)	(489,138)	(1,815,725)

(b)         Non-cash investing and financing activities

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000

Acquisition of right-of-use properties by leasing (Note 12)	33,039	225,638	46,479
Recognition of redemption liability to acquire non-controlling interests (Note 33)	—	188,080	44,105
	33,039	413,718	90,584

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31          Cash flow information (Continued)

(c)          Reconciliation of cash and liquid investments and gross debt

This section sets out an analysis of cash and liquid investments and gross debt as of December 31, 2018 and 2019 and the movements in cash and liquid investments and gross debt for the years ended December 31, 2017, 2018 and 2019.

	As at December 31,
	2018	2019
	RMB’000	RMB’000

Restricted cash	3,996,238	3,440,289
Cash and cash equivalents	565,027	1,077,875
Financial assets at fair value through profit or loss	2,540,925	1,690,967
Lease liabilities (Note 26)	(209,320)	(189,689)
- due within one year	(82,452)	(101,889)
- due after one year	(126,868)	(87,800)
Borrowings - repayable within one year	(3,386,100)	(3,218,566)
	3,506,770	2,800,876

Cash and liquid investments	7,102,190	6,209,131
Gross debt - fixed interest rates	(3,595,420)	(3,408,255)
	3,506,770	2,800,876

			Financial assets at fair value through	Liabilities from financing activities
	Restricted cash	Cash and cash equivalents	profit or loss	Lease liabilities	Borrowings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at January 1, 2017	—	78,158	772,844	(131,970)	(1,016,320)	(297,288)

Cash flows	1,100	769,609	90,422	50,432	(500,000)	411,563
Acquisition of right-of-use assets	—	—	—	(33,039)	—	(33,039)
Other Changes (i)		—	—	(6,135)	14,074	7,939
As at December 31, 2017	1,100	847,767	863,266	(120,712)	(1,502,246)	89,175

Cash flows	3,590,548	(295,312)	1,674,278	83,727	(1,815,337)	3,237,904
Acquisition of right-of-use assets	—	—	—	(225,638)	—	(225,638)
Other Changes (i)	404,590	12,572	3,381	53,303	(68,517)	405,329
As at December 31, 2018	3,996,238	565,027	2,540,925	(209,320)	(3,386,100)	3,506,770

Cash flows	(708,033)	507,942	(924,307)	76,895	326,663	(720,840)
Acquisition of subsidiaries (Note 33)	—	—	35,458	—	(9,850)	25,608
Acquisition of right-of-use assets	—	—	—	(46,479)	—	(46,479)
Other Changes (i)	152,084	4,906	38,891	(10,785)	(149,279)	35,817
As at December 31, 2019	3,440,289	1,077,875	1,690,967	(189,689)	(3,218,566)	2,800,876

(i) Other changes include accrued interests, disposal, foreign currency translation differences and other non-cash movements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32          Related party transactions

The following significant transactions were carried out between the Group and its related parties during the years ended December 31, 2017, 2018 and 2019. In the opinion of the Directors of the Company, the related party transactions were carried out in the normal course of business and at terms negotiated between the Group and the respective related parties.

(a)         Names and relationships with related parties

The following companies are related parties of the Group that had balances and/or transactions with the Group during the years ended December 31, 2017, 2018 and 2019.

Relationship with the Group
Name of related parties	At December 31, 2017/For the year ended December 31, 2017	At December 31, 2018 and 2019/For the year ended December 31, 2018 and 2019

Sen Rong Limited	Not applicable	Parent Company
Bo Yu Limited	Not applicable	A shareholder that has significant influence over the Group
Ping An Group	Ultimate parent company of Bo Yu	Ultimate parent company of Bo Yu
Subsidiaries of Ping An Group	Controlled by Ping An Group	Controlled by Ping An Group
Lufax Holding Ltd. (‘Lufax’)	Significant influenced by Ping An Group	Not applicable*
Lufax Group excluding Puhui Lixin	Lufax and its subsidiaries	Not applicable*
Puhui Lixin	Subsidiary of Lufax Group and significant influenced by the Group in the meanwhile	Subsidiary of Lufax Group, significant influenced by the Group

* Ping An Group is no longer the ultimate controlling shareholder of the Group from November 29, 2017, and as a result, Lufax and Lufax Group are not related parties of the Group starting from November 29, 2017. The revenue generated from Lufax and Lufax Group excluding Puhui Lixin for the years ended December 31, 2018 and 2019, which are no longer related party transactions, are not included in the following related parties transactions.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32          Related party transactions (Continued)

(b)         Significant transactions with related parties

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000

Revenue
Ping An Group and its subsidiaries*	108,228	647,086	998,749
Puhui Lixin	17,648	65,544	8,406
Lufax Group excluding Puhui Lixin	157,445	Not applicable (Note 32(a))	Not applicable (Note 32(a))
	283,321	712,630	1,007,155

* The Group provided lending solution services to a subsidiary of Ping An Group while the subsidiary of Ping An Group was not charged. The service fee was charged to borrowers directly. The revenue generated from such transactions for the years ended December 31, 2017, 2018 and 2019, was not included in the above revenue from Ping An Group and its subsidiaries, amounted to RMB127,504,546, RMB 10,482,246 and RMB 10,479,256, respectively.

The Group also provided lending solution services to third party lenders through contractual arrangement with another subsidiary of Ping An Group while the Group directly charged the related service fees to the subsidiary of Ping An Group. The revenue generated from such transactions for the years ended December 31, 2017, 2018 and 2019, was included in the above revenue from Ping An Group and its subsidiaries, amounted to RMB Nil, RMB129,927,000 and RMB14,495,191, respectively.

Revenue generated by providing implementation and support service jointly with Ping An Technology (Shenzhen) Co., Ltd, a related party, for the years ended December 31, 2017, 2018 and 2019 amounted to RMB Nil, RMB9,255,000 and RMB4,240,432, respectively.

Purchase of services
Ping An Group and its subsidiaries	358,077	675,793	758,505

Net gain on disposal of property,plant and equipment and intangible asset
Ping An Group and its subsidiaries	—	—	13,321

Net gain from wealth management products issued by related parties
Ping An Group and its subsidiaries	22,550	102,582	36,732

Investment income from loan to related party
Lufax Group excluding Puhui Lixin	1,967	Not applicable	Not applicable
Ping An Group and its subsidiaries	—	193	417
	1,967	193	417

Interest income on bank deposits
Ping An Group and its subsidiaries	1,955	117,172	77,824

Leasing payment
Ping An Group and its subsidiaries	46,768	41,217	19,623

Interest expenses
Ping An Group and its subsidiaries	79,454	139,237	82,475

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32          Related party transactions (Continued)

(c)          Year end balances with related parties

	As at December 31,
	2018	2019
	RMB’000	RMB’000

Loan to related party
Ping An Group and its subsidiaries	15,027	—

Trade receivables
Ping An Group and its subsidiaries (i)	142,223	281,223
Puhui Lixin (i)	3,245	1,963
	145,468	283,186

Contract assets
Ping An Group and its subsidiaries	75,383	71,114

Prepayment and other receivables
Ping An Group and its subsidiaries (i)	40,848	190,447

Financial assets at fair value through profit or loss (Note 20)
Ping An Group and its subsidiaries	2,540,925	1,655,509

Cash and restricted cash
Ping An Group and its subsidiaries	4,317,364	2,391,879

Trade and other payables
Ping An Group and its subsidiaries (i)	308,700	155,337

Contract liabilities
Ping An Group and its subsidiaries (i)	—	5,775

Short-term borrowings (Note 27)
Ping An Group and its subsidiaries	3,072,755	1,210,920

Derivative financial liabilities
Ping An Group and its subsidiaries	2,438	2,682

(i)             The balances with related parties were unsecured, interest-free and repayable on demand.

(d)         Key management personnel compensations

Key management includes directors (executive and non-executive) and senior officers. The compensations paid or payable by the Group to key management for employee services are shown below:

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000

Wages and salaries	14,502	23,389	21,661
Welfare and other benefits	1,948	2,253	2,108
Share-based payments	37	360	1,166
	16,487	26,002	24,935

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33          Business combination

(a)         Acquisition of BER Technology

On June 30, 2019, the Group entered into a share purchase agreement with selling shareholders to acquire 80% equity interests of BER Technology, which is a service provider principally specialized in scenario-basic retail digital banking platform establishment and operation.

Goodwill of approximately RMB29,784,000 was recognized. It was mainly attributable to the operating synergies and economics of scale expected to be derived from combining the operations of the Group and BER Technology. None of the goodwill is expected to be deductible for income tax purpose.

The Group chose to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets. The following table summarizes the purchase consideration, fair value of assets acquired and liability assumed, and the non-controlling interests recognized as at the acquisition date.

As at June 30, 2019
RMB’000

Total purchase consideration (Note)	94,562

Recognized amounts of identifiable assets acquired and liabilities assumed:
Property and equipment	7,560
Intangible assets	51,778
Deferred tax assets	4,625
Prepayments and other receivables	4,561
Trade receivables	9,724
Contract assets	40,488
Cash and cash equivalents	1,993
Trade and other payables	(18,287)
Short-term borrowings	(9,850)
Payroll and welfare payables	(4,178)
Deferred tax liability	(7,442)

Total identifiable net assets	80,972
Non-controlling interest	(16,194)
Goodwill	29,784
94,562

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33                       Business combination (Continued)

(a)                      Acquisition of BER Technology (Continued)

Note: Details of the purchase consideration is as follows:

As at June 30, 2019
RMB’000
Total consideration:
Cash paid	58,728
Ordinary shares issued (i)	37,272
Contingent returnable consideration (ii)	(1,438)
Total purchase consideration	94,562

Outflow of cash to acquire subsidiary, net of cash acquired

Cash consideration	58,728
Less: Cash and cash equivalent acquired	(1,993)
Net cash outflow for acquisition of subsidiary	56,735

(i)                                     The fair value of 704,644 shares issued as part of the consideration paid for acquisition of BER Technology was based on price of USD7.5 per share.

(ii)                                  Pursuant to the share purchase agreement, 20% of total cash paid and the ordinary shares issued by the Company as the consideration of the acquisition will be subject to the earn-out mechanism set forth in the share purchase agreement. If BER Technology fails to meet the revenue goal within three years starting from July 1, 2019, certain cash paid and number of ordinary shares issued are required to be returned to the Company in accordance with the earn-out mechanism. “Monte Carlo Simulation Method” was used in this exercise to measure the fair value of the contingent returnable consideration.

As of June 30, 2019, financial assets at fair value through profit or loss of approximately RMB1,438,000 in relation to aforesaid contingent returnable consideration was recognized in the consolidated balance sheet, which was based on the earn-out mechanism.

In addition, according to the shareholders agreement, the non-controlling shareholders shall have the right to request the Group to purchase the remaining 20% equity interests in BER Technology in an agreed period from June 30, 2022 to December 31, 2022. The purchase price was determined based on the financial performance of BER Technology or a pre-determined formula that set out in the respective shareholders agreement. Accordingly, the redemption liability of approximately RMB44,105,000 was initially recognized by the Group upon completion of acquisition as at the present value of the estimated future cash outflows, and the same amount was debited to other reserve. The redemption liability was subsequently measured at amortized cost.

The acquired business contributed revenues of approximately RMB41,443,000 and net loss of approximately RMB7,564,000 to the Group for the period from June 30, 2019 to December 31, 2019.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33                       Business combination (Continued)

(a)                      Acquisition of BER Technology (Continued)

If the acquisition had occurred on January 1, 2019, consolidated pro-forma revenue and net loss of the Group for the year ended December 31, 2019 would have been increased by approximately RMB62,826,000 and approximately RMB21,748,000, respectively. These amounts have been calculated using the subsidiary’s results and adjusting them for the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property and equipment and intangible assets had applied from January 1, 2019, together with the consequential tax effects.

The related acquisition costs are not material to the Group’s consolidated financial statements.

(b)                       Acquisition of View Foundation International Limited (“View Foundation”)

On August 30, 2019, the Group acquired 98.9% equity interests of View Foundation at a cash consideration of RMB276,700,000, which is principally engaged in the provision of digital certification and related services and solutions.

Goodwill of approximately RMB133,362,000 was recognized. It was mainly attributable to the operating synergies and economics of scale expected to be derived from combining the operations of the Group and View Foundation. None of the goodwill is expected to be deductible for income tax purpose.

The Group chose to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets. The following table summarizes the purchase consideration, fair value of assets acquired and liability assumed, and the non-controlling interests recognized as at the acquisition date.

As at August 30, 2019
RMB’000
Total purchase consideration	276,700

Recognized amounts of identifiable assets acquired and liabilities assumed:
Property and equipment	10,564
Intangible assets	120,189
Inventories	895
Prepayments and other receivables	43,614
Trade receivables	10,421
Financial assets at fair value through profit or loss	34,020
Cash and cash equivalents	14,644
Deferred tax liabilities	(16,961)
Trade and other payables	(14,128)
Contract liabilities	(56,038)
Payroll and welfare payables	(2,302)

Total identifiable net assets	144,918
Non-controlling interest	(1,580)
Goodwill	133,362
276,700

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33                       Business combination (Continued)

(b)                      Acquisition of View Foundation International Limited (“View Foundation”) (Continued)

Outflow of cash to acquire subsidiary, net of cash acquired

Total Cash consideration	276,700
Less: Unpaid cash consideration	(48,000)
Cash and cash equivalent acquired	(14,644)
Net cash outflow for acquisition of subsidiary:	214,056

The acquired business contributed revenues of approximately RMB33,615,000 and net loss of approximately RMB8,225,000 to the Group for the period from August 30, 2019 to December 31, 2019.

If the acquisition had occurred on January 1, 2019, consolidated pro-forma revenue and net loss of the Group for the year ended December 31, 2019 would have been increased by approximately RMB86,692,000 and approximately RMB5,528,000, respectively. These amounts have been calculated using the subsidiary’s results and adjusting them for the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property and equipment and intangible assets had applied from January 1, 2019, together with the consequential tax effects.

The related acquisition costs are not material to the Group’s consolidated financial statements.

(c)                        Acquisition of Vantage Point Technology

On July 31, 2018, the Group completed its acquisition of 51.67% equity interest of Vantage Point Technology and Vantage Point Technology became a subsidiary of the Group thereafter. The principal activities of Vantage Point Technology are to provide risk management and profit management consultation, system implementation and training services.

The purchase consideration for the acquisition of 51.67% equity interest was RMB 238,592,000. The acquisition has been accounted for using the acquisition method.

The goodwill of RMB126,015,000 is attributable to the workforce and synergies of the acquired business. It will not be deductible for tax purposes.

The Group wrote a put option on the remaining 48.33% equity in Vantage Point Technology. The put option provides the non-controlling shareholders of Vantage Point Technology with the right to require the Group to purchase the remaining equity interest subject to the terms and conditions of the put option. A financial liability (redemption liability) of RMB183,569,000 was initially recognized on the Acquisition Date to account for the put option and other reserve of the same amount were debited accordingly. The redemption liability was subsequently measured at amortized cost. As at December 31, 2018 and 2019, the redemption liability amounted to RMB 188,080,000 and RMB194,854,000, respectively.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                       The Group’s maximum exposure to unconsolidated structured entities

The Group has determined that all of assets management products managed by the Group and its investments in wealth management products, which are not controlled by the Group, are unconsolidated structured entities.

The Group invests in wealth management products managed by related parties for treasury management purposes. The Group also managed some assets management fund products as fund manager to generate fees from managing assets on behalf of other investors, mainly Ping An Group and its subsidiaries. The assets management fund products are financed by capital contribution from investors.

The following table shows the Group’s maximum exposure to the unconsolidated structured entities which represents the Group’s maximum possible risk exposure that could occur as a result of the Group’s arrangements with structured entities. The maximum exposure is contingent in nature and approximates the sum of direct investments made by the Group. The direct investments made by the Group are classified as FVPL.

The size of unconsolidated structured entities and the Group’s funding and maximum exposure are shown below:

	Unconsolidated structured entities
December 31, 2018	Size	Carrying amount	The Group’s maximum exposure	Interest held by the Group
	RMB’000	RMB’000	RMB’000

Asset management products managed by the Group	4,420,839	2,649	2,649	Service fee
Wealth management products managed by related parties	Note a	2,540,925	2,540,925	Investment income

	Unconsolidated structured entities
December 31, 2019	Size	Carrying amount	The Group’s maximum exposure	Interest held by the Group
	RMB’000	RMB’000	RMB’000

Asset management products managed by the Group	2,315,000	—	—	Service fee
Asset management products managed by related parties	Note a	166,235	166,235	Investment income
Wealth management products managed by related parties	Note a	1,489,274	1,489,274	Investment income
Wealth management products managed by third party	Note b	34,020	34,020	Investment income

Note a: These asset management products and wealth management products are sponsored by related financial institutions and the information related to size of these structured entities were not publicly available. The carrying amount is recorded in financial assets at fair value through profit or loss.

Note b: The wealth management product is sponsored by Guangdong Huaxing Bank and the information related to size of the structured entity was not publicly available. The carrying amount is recorded in financial assets at fair value through profit or loss.

35                        Contingencies

The Group did not have any material contingent liabilities as at December 31, 2018 and 2019.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36                       Events occurring after the reporting period

Subsequently on January 14, 2020, the over-allotment options for the IPO were partially exercised and an addition of 3,520,000 ADSs were newly issued. The Company received a net proceeds of approximately RMB225,728,000 (USD32,736,000) associated with issuing additional 10,560,000 ordinary shares.

Since the outbreak of Coronavirus Disease 2019 (“COVID-19”) in January 2020, the prevention and control of the COVID-19 has been going on throughout China. The Group’s operations have been impacted by delays in project implementation, client interactions and general uncertainty surrounding the duration of the government’s extended business and travel restrictions. The Group has been proactively working with existing and new customers to assist their shift to cloud-based solutions amid the interruptions and is well positioned to support financial institutions in all circumstances. The Group will keep continuous attention on the situation of the COVID-19, assess and react actively to its impacts on the financial position and operating results of the Group. Up to the date on which the consolidated financial statements are issued, the assessment is still in progress.

37                        Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the subsidiaries, the VIEs and Subsidiaries of VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s subsidiaries, the VIEs and Subsidiaries of VIEs is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the subsidiaries and the Consolidated Affiliated Entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets. As of December 31, 2019, the total restricted net assets of the Company’s subsidiaries and the VIEs and Subsidiaries of VIEs incorporated in PRC and subjected to restriction amounted to approximately RMB1,102,833,000. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and the VIEs and Subsidiaries of VIEs to satisfy any obligations of the Company.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38                                       Parent company only condensed financial information

Parent Company only financial statements have been provided pursuant to the requirements of Securities and Exchange Commission Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of the Company’s consolidated subsidiaries, including VIEs, as of December 31, 2019 exceeded the 25% threshold, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries and VIEs. Certain information and footnote disclosures generally included in financial statements prepared in accordance with IFRSs have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments or guarantees as of December 31, 2019. The subsidiaries did not pay any dividend to the Company for the years presented.

Condensed Statements of Comprehensive Income

	Year ended December 31
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Selling and marketing expenses	—	—	(1,825)
General and administrative expenses	—	(25,164)	(52,860)
Other income, gains or loss-net	—	20,747	4,784
Operating loss	—	(4,417)	(49,901)

Finance income	—	22,730	6,427
Share of losses of joint venture	—	—	(526)
Share of loss of subsidiaries and VIEs	(606,956)	(1,214,025)	(1,616,566)
Loss for the year	(606,956)	(1,195,712)	(1,660,566)

Other comprehensive income, net of tax
- Foreign currency translation differences	—	396,520	78,775
- Changes in the fair value of debt instruments at fair value through other comprehensive income	—	—	40
Total comprehensive loss	(606,956)	(799,192)	(1,581,751)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38                       Parent company only condensed financial information (Continued)

Condensed Balance Sheets

	As at December 31,
	2018	2019
	RMB’000	RMB’000
ASSETS
Non-current assets
Investment in subsidiaries	3,715,759	3,816,927
Total non-current assets	3,715,759	3,816,927

Current assets
Amount due from subsidiaries	31,297	85,694
Prepayments and other receivables	265	2,540
Cash and cash equivalents	159,644	634,507
Total current assets	191,206	722,741
Total assets	3,906,965	4,539,668

EQUITY AND LIABILITIES
Equity
Share capital	66	73
Shares held for share option scheme	(88,280)	(88,280)
Reserves	6,151,453	8,461,637
Accumulated loss	(2,342,752)	(4,003,318)
Total equity	3,720,487	4,370,112

Liabilities
Non-current liabilities
Amounts payable for purchase of shares held for share option scheme	88,280	88,280
Total non-current liabilities	88,280	88,280

Current liabilities
Investment deposit received from investors	90,002	—
Unpaid business acquisition consideration of View Foundation		48,000
Accrued expenses	8,196	33,276
Total current liabilities	98,198	81,276
Total liabilities	186,478	169,556

Total equity and liabilities	3,906,965	4,539,668

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38                       Parent company only condensed financial information (Continued)

Condensed Statements of Cash Flows

	Year ended December 31
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Cash generated from/(used in) operating activities
Cash generated from/(used in) operations	—	13,672	(2,275)
Net cash generated from/(used in) operating activities	—	13,672	(2,275)

Cash flows from investing activities
Payment for investment in subsidiaries, net of cash acquired	—	(4,655,746)	(1,580,599)
Payment for loan to subsidiaries	—	(31,297)	(54,397)
Net cash used in investing activities	—	(4,687,043)	(1,634,996)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	431,257	4,409,771	102,080
Proceeds from issuance of ordinary shares upon initial public offering	—	—	2,035,177
Share issue transaction costs	—	(20,585)	(28,142)
Net cash generated from financing activities	431,257	4,389,186	2,109,115

Net increase /(decrease) in cash and cash equivalents	431,257	(284,185)	471,844
Cash and cash equivalents at the beginning of the year	—	431,257	159,644
Effects of exchange rate changes on cash and cash equivalents	—	12,572	3,019
Cash and cash equivalents at the end of year	431,257	159,644	634,507