Form 20-F
period 2020-12-31
ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
filed 2021-03-26
CIK 1780531

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Telephone: +(852) 3757 9718

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

None
(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,169,980,661 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

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

Large accelerated filer. ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

•                  “Third-party customer” refers to each customer with revenue contribution of less than 5% of our total revenue in the relevant period; and

•                  “US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States.

All of our customer numbers in this annual report are exclusive of Ping An Group and its subsidiaries.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2020. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On March 19, 2021, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.5070 to US$1.00.

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

•                  our vision and strategies;

•                  our future business development, financial condition and results of operations;

•                  expected changes in our revenues, costs or expenditures;

•                  expected growth of technology spending in the financial services industry in China;

•                  our expectations regarding demand for and market acceptance of our services;

•                  competition in our industry

•                  government policies and regulations relating to our industry;

•                  health epidemics, pandemics and similar outbreaks, including COVID-19; and.

•                  the status of Sino-U.S relations and related regulatory and legislative developments.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A.    Selected Financial Data

The following selected consolidated statements of comprehensive income data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheets data as of December 31, 2019 and 2020 and selected consolidated statements of cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statement of operations data for the year ended December 31, 2017, our selected consolidated balance sheet data as of December 31, 2017 and 2018 and our selected consolidated cash flow data for the year ended December 31, 2017 have been derived from our audited consolidated financial statements not included in this annual report. Selected financial data for our fiscal year ended December 31, 2016 is omitted as such data is not available on the same basis as the financial information for subsequent periods and would not be available without unreasonable effort and expense. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results are not necessarily indicative of results expected for future periods. You should read this section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in annual report.

	Year ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per-share data)
Selected Consolidated Statements of Comprehensive Income Data
Revenue	581,912	1,413,489	2,327,846	3,312,290	507,631
Cost of revenue	(482,539)	(1,024,864)	(1,560,988)	(2,068,834)	(317,063)
Gross profit	99,373	388,625	766,858	1,243,456	190,568
Research and development expenses	(537,226)	(459,181)	(956,095)	(1,173,290)	(179,815)
Selling and marketing expenses	(208,035)	(441,932)	(635,673)	(629,488)	(96,473)
General and administrative expenses	(270,275)	(519,795)	(756,681)	(834,917)	(127,957)
Net impairment losses on financial and contract assets		(2,224)	(45,167)	(134,519)	(20,616)
Other income, gains or loss-net	25,860	(79,860)	(74,254)	58,432	8,955
Operating loss	(890,303)	(1,114,367)	(1,701,012)	(1,470,326)	(225,337)
Finance income	2,128	129,435	128,261	77,237	11,837
Finance costs	(85,711)	(163,442)	(174,831)	(150,363)	(23,044)
Finance costs-net	(83,583)	(34,007)	(46,570)	(73,126)	(11,207)
Share of net losses of associate and joint venture	(2,747)	(15,442)	(14,854)	(7,802)	(1,196)
Loss before income tax	(976,633)	(1,163,816)	(1,762,436)	1,551,254	237,740
Income tax benefit/(expense)	369,677	(26,469)	74,924	137,131	21,016
Loss for the year/period	(606,956)	(1,190,285)	(1,687,512)	(1,414,123)	(216,724)
Loss attributable to:
Owners of the Company	(606,956)	(1,195,712)	(1,660,566)	(1,353,608)	(207,450)
Non-controlling interests	—	5,427	(26,946)	(60,515)	(9,274)
	(606,956)	(1,190,285)	(1,687,512)	(1,414,123)	(216,724)
Other comprehensive income	—	396,520	78,815	(608,466)	(93,251)
Total comprehensive loss for the year/period	(606,956)	(793,765)	(1,608,697)	(2,022,589)	(309,975)
Total comprehensive loss attributable to:
Owners of the Company	(606,956)	(799,192)	(1,581,751)	(1,962,074)	(300,701)
Non-controlling interests	—	5,427	(26,946)	(60,515)	(9,274)
	(606,956)	(793,765)	(1,608,697)	(2,022,589)	(309,975)
Loss per share attributable to owners of the Company
Basic and diluted	(0.90)	(1.29)	(1.77)	(1.27)	(0.19)

The following table presents our selected consolidated balance sheets data as of December 31, 2017, 2018, 2019 and 2020:

	As of December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for shares data)
Selected Consolidated Balance Sheets Data
Restricted cash	1,100	3,996,238	3,440,289	2,280,499	349,502
Cash and cash equivalents	847,767	565,027	1,077,875	3,055,194	468,229
Financial assets at fair value through profit or loss	863,266	2,540,925	1,690,967	1,487,871	228,026
Total current assets	2,064,954	7,858,622	7,658,807	8,939,717	1,370,072
Total non-current assets	950,586	1,523,987	2,268,514	1,945,541	298,167
Total assets	3,015,540	9,382,609	9,927,321	10,885,258	1,668,239
Total current liabilities	2,861,482	5,122,390	4,939,916	5,166,698	791,831
Total non-current liabilities	188,942	429,131	466,864	433,277	66,403
Total liabilities	3,050,424	5,551,521	5,406,780	5,599,975	858,234
Total share capital	60	66	73	78	12
Total equity and liabilities	3,015,540	9,382,609	9,927,321	10,885,258	1,668,239
Total shares outstanding	900,000,000	999,999,999	1,097,320,664	1,169,980,661	1,169,980,661

The following table presents our selected consolidated statements of cash flow data for the years ended December 31, 2017, 2018, 2019 and 2020:

	Year ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash used in operating activities	(228,685)	(489,237)	(1,817,454)	(704,145)	(107,915)
Net cash (used in) /generated from investing activities	(126,841)	(5,805,478)	570,839	1,315,725	201,644
Net cash generated from financing activities	1,125,135	5,999,403	1,754,557	1,533,838	235,071
Net increase /(decrease) in cash and cash equivalents	769,609	(295,312)	507,942	2,145,418	328,800
Cash and cash equivalents at the beginning of the year/period	78,158	847,767	565,027	1,077,875	165,192
Effects of exchange rate changes on cash and cash equivalents	—	12,572	4,906	(168,099)	(25,762)
Cash and cash equivalents at the end of year/period	847,767	565,027	1,077,875	3,055,194	468,229

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

The table below sets forth a reconciliation of our gross profit to non-IFRS gross profit and non-IPRS gross profit margin for the periods indicated:

	Year ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for %)
Reconciliation
Gross profit	99,373	388,625	766,858	1,243,456	190,568
Non-IFRS adjustment:
Amortization of intangible assets recognized in cost of revenue	197,824	227,006	308,551	293,141	44,926
Depreciation of property and equipment recognized in cost of revenue	213	778	2,362	2,978	456
Share-based compensation expenses recognized in cost of revenue	—	—	2,294	6,904	1,058
Non-IFRS gross profit	297,410	616,409	1,080,065	1,546,479	237,008
Non-IFRS gross profit margin	51.1%	43.6%	46.4%	46.7%	46.7%

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

We have experienced rapid growth in recent periods. In 2018, 2019 and 2020, our revenue was RMB1,413.5 million, RMB2,327.8 million and RMB3,312.3 million (US$507.6 million), respectively. Our revenue growth has primarily been driven by the expansion of our solutions to address financial institutions’ growing needs for technology solutions. Our historical results and growth may not be indicative of our future performance, and we may fail to continue our growth or maintain our historical growth rates.

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

We incurred net losses of RMB1,190.3 million in 2018, RMB1,687.5 million in 2019 and RMB1,414.1million (US$216.7 million) in 2020. As of December 31, 2020, we had accumulated losses of RMB5,356.9 million (US$821.0 million). We are still in an early stage of development. We have incurred and will continue to incur substantial expenses to develop and commercialize our solutions, as well as to promote our business.

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

Our financial institution customers must include restrictive provisions in their contracts with service providers such as us, with respect to security and privacy, ongoing monitoring, risk management and other limitations. These provisions may increase our costs, limit the scope of the solutions we offer or otherwise restrict customer access. In addition, our customers may have less capacity or incentive to purchase solutions from us, may pass on their increased costs to us, or may cease to use certain of our solutions. For example, on December 1, 2017, the PRC government issued the Notice on the Regulation and Rectification of the “Cash Loan” Business, or Circular 141, which prohibits banking financial institutions, including banks, trust companies and consumer finance companies, that cooperate with third-parties in carrying out loan businesses from outsourcing their credit examination, risk control, or other core businesses and accept credit enhancement services provided by any third party without a guarantee license. Circular 141 and the Notice on Specific Rectification Implementation Plans for Risk of Online Microfinance Businesses of Microfinance Companies, or the Circular 56, prohibit third parties that cooperate with banking financial institutions and internet microfinance companies from directly charging interest or fees to borrowers. In addition, the Interim Measures for the Administration of Online Loans by Commercial Banks, or the Interim Measures, which came into effect on July 12, 2020, and the Notice on Further Regulating Online Loan Business of Commercial Banks, which was issued on February 19, 2021, re-emphasized the requirement of commercial banks’ independent risk management and tightened the requirements on their online loan business in terms of funding ratio, concentration and cross-region service provision.

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

As a result of those laws and regulations, certain of our customers have had to adjust their business practices in ways that reduce their use of our solutions and our access to customers has been adversely affected, and these types of changes in response to regulatory development may adversely affect our business, result of operations and financial conditions.

We are subject to evolving regulatory requirements; if we do not comply with these regulations, or fail to adapt to regulatory changes, our business and prospects may be materially and adversely affected.

Many aspects of our business, including the provision of internet information, technology services to banks and insurance companies, insurance loss adjustment services, online publication services relating to financial product information, facilitating consumer lending products for banks and online small loan companies, managing and distributing various asset management products, blockchain information services and electronic certification services are subject to supervision and regulation by various governmental authorities in China or in other jurisdictions where we operate. In addition, as we continue to expand the solutions on our platform, we may be subject to new and more complex regulatory requirements. For example, in May 2019, we were granted a virtual banking license to operate in Hong Kong by the Hong Kong Monetary Authority and our virtual bank officially launched its  operation in September 2020. We are subject to requirements prescribed by the Hong Kong Monetary Authority, or the HKMA, and other Hong Kong laws and regulations for this entity’s operations, including the Guideline on Authorization of Virtual Banks as well as other supervisory policies, regulations and guidelines issued by the HKMA covering areas such as corporate governance, risk management, anti-money laundering and financing of terrorism. We are also required to comply with applicable laws and regulations in relevant jurisdictions to protect the privacy and security of our customers’ information. Legal and regulatory restrictions may delay, or possibly prevent, some of our solutions or services from being offered, which may have a material adverse effect on our business, financial condition and results of operations. Violation of laws and regulations may also result in severe penalties, confiscation of illegal income, revocation of licenses and, under certain circumstances, criminal prosecution.

The PRC regulatory framework governing financial technology services is unclear, evolving and tightening.   New laws or regulations may be promulgated, which could impose new requirements or prohibitions that render our operations or our technologies non-compliant. In addition, due to uncertainties and complexities of the regulatory environment, we cannot assure you that regulators will interpret laws and regulations the same way we do, or that we will always be in full compliance with applicable laws and regulations. To remedy any violations, we may be required to modify our business models, solutions and technologies in ways that render our solutions less appealing. We may also become subject to fines or other penalties, or, if we determine that the requirements to operate in compliance are overly burdensome, we may elect to terminate potentially non-compliant operations. In each such case, our business, financial condition and results of operations may be materially and adversely affected.

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

As we primarily use a transaction-based model, a reduction of transactions by our customers would adversely affect our business and results of operations. For example, the outbreak of a novel strain of the coronavirus, or COVID-19, had a negative impact on project implementation and our customer’s usage of our solutions, and as a result, our revenue. See “—We face risks related to natural disasters, health epidemics, civil and social disruption and other outbreaks, which could significantly disrupt our operations.”

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

We have relied on a limited number of key customers. In 2018, 2019 and 2020, two customers contributed to 10% or more of our total revenues for these respective periods. They were Ping An Group, and Lufax Holding Ltd. and its subsidiaries, or Lufax Group. Ping An Group is our strategic partner, our largest supplier and our related party. Lufax Group, an associate company of Ping An Group, was also our related party in our consolidated financial statements until November 29, 2017, when we ceased to be consolidated with Ping An Group. Our total sales to Ping An Group accounted for 37.3%, 42.7% and 52.1% of our total revenue, and our total sales to Lufax Group accounted for 27.4%, 12.8% and 10.4% of our total revenue in 2018, 2019 and 2020, respectively. Please refer to note 5(a) to our audited consolidated financial statements included elsewhere in this annual report. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, failure to maintain and strengthen our relationships with these key customers may cause material fluctuations or declines in our revenues and have a material adverse effect on our business and results of operations.

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

We provided a number of services, including those for customer acquisition and management, risk management, operation and product optimization, to Ping An Group. Our revenue from Ping An Group amounted to RMB527.6 million, RMB994.7 million and RMB1,726.8 million (US$264.6 million) in 2018, 2019 and 2020, accounting for 37.3%, 42.7% and 52.1% of our total revenue in these respective periods. Please refer to note 5(a) to our audited consolidated financial statements included elsewhere in this annual report. If, for any reason, Ping An Group significantly reduces or ceases purchasing from or cooperating with us, our business and results of operations may be materially and adversely affected.

Ping An Group has also been our most important supplier of technical infrastructure, technology support and maintenance. In 2018, 2019 and 2020, we purchased RMB675.8 million, RMB758.5 million and RMB1,285.6 million (US$197.0 million) products and services from Ping An Group, respectively, accounting for 27.6%, 19.4% and 27.3% of our total cost of revenue and operating expenses in these respective periods. Our relationship with Ping An Group may be affected if Ping An Group reduces its beneficial ownership in us. For instance, in July 2019, we entered into a long-term agreement, or the Strategic Cooperation Agreement, with Ping An Group, which is effective for a term of ten years after completion of our initial public offering on December 17, 2019, subject to Ping An Group continuing to beneficially own at least 30% of our shares.

Ping An Group is also our principal shareholder. The total ordinary shares held by Ping An Group, through Bo Yu and Ping An Overseas, was 34.3% of our ordinary shares as of February 28, 2021, based on the number of shares as reported in their beneficial ownership filing on February 11, 2021. In addition, Bo Yu has the right to acquire additional ordinary shares within 60 days upon the exercise of Offshore Call Options as described in note (1) and note (2) to the beneficial ownership table in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” included in this annual report. Ping An Group is a public company listed on the Stock Exchange of Hong Kong and the Shanghai Stock Exchange. When exercising its rights as our shareholder, Ping An Group may take into account not only the interests of our company and our other shareholders but also its own interests, the interests of its shareholders and the interests of its other affiliates. The interests of our company and our other shareholders may conflict with the interests of Ping An Group and its shareholders and other affiliates. These types of conflicts may result in our losing business opportunities, including opportunities to enter into lines of business that may directly or indirectly compete with those pursued by Ping An Group or the companies within its ecosystem.

COVID-19 outbreak has adversely affected, and may continue to adversely affect, our financial and operating performance.

Since December 2019, COVID-19 has become widespread in China and many other countries. Although China’s economy is reopening, our operations have been negatively affected by delays in project implementation, on-site work, business development, client interaction and general uncertainties surrounding the effective and timely constraint of COVID-19. As a result, customer usage of our solutions and our revenue, especially our transaction-based revenue such as revenue from business origination services, have been adversely affected. While we have been proactively working with existing and new customers to assist their shift to cloud-based solutions amid the interruptions, we cannot assure you that these initiatives and efforts will successfully mitigate the impact. In addition, our business operations could be disrupted if any of our employees is suspected of having these or any other epidemic disease, since it could require our employees to be quarantined and/or our offices to be closed for disinfection or other remedial measures. The outbreak of COVID-19 and the resulting widespread health crisis has also adversely affected economies and financial markets globally, which could result in an economic downturn that could affect the demand for our products and future revenue and operating results. Our overseas operations and businesses development, especially in South East Asia, have been affected due to continued travel restrictions and lock-downs in many countries in that region.

Although China has temporarily controlled the outbreak, there is still possibility of outbreak reoccurrence. For example, during the fourth quarter of 2020, numerous confirmed cases of COVID-19 were identified in several cities and provinces in mainland China. While vaccines for COVID-19 are being, and have been developed, there is no guarantee that any such vaccine will be effective, work as expected or be made available or will be accepted on a significant scale and in a timely manner. Furthermore, variations of virus were recently found on confirmed cases in Britain. The outlook for COVID-19 remains fluid and its long-term implications on our business and results of operations are uncertain. The extent to which this outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information that may emerge concerning the severity of this outbreak and future actions, if any, to contain this outbreak or treat its impact, among others. We are closely monitoring the pandemic and its impact on us.

We operate in a competitive industry. If we are unable to compete effectively, we may lose market share.

China’s financial technology services industry is highly competitive and rapidly evolving. New competitors, including affiliates of financial institutions, traditional IT companies and internet companies, are entering this market. Our competitors include companies affiliated with financial institutions selling new competitive solutions, such as CIB Fintech, independent technology companies that provide customized development, implementation and support services such as Hundsun Electronics and Digital China, as well as affiliates of internet companies, such as Alibaba, Tencent, JD and Baidu. Our competitors may have greater brand recognition, larger customer bases or greater financial, technological or marketing resources than we do. As a result, our competitors may be able to respond more quickly and effectively to new or changing opportunities, technologies, standards or customer requirements, and they may be able to better adapt to significant changes in regulatory and industry environments. Competition may also result in continued pricing pressures, which may lead to price reductions for our solutions, and may adversely affect our profitability and market share. In addition, we may face competition from our customers, who may develop their own solutions internally after they have gained experience and expertise through their use of our solutions. If we are unable to successfully compete in the financial technology services industry, our business, financial condition and results of operations may be materially and adversely affected.

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

Failure to comply with existing or future laws and regulations related to data collection, data protection or data security could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.

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

In recent years, the PRC government has tightened the regulation of the data collection, storage, sharing, use, disclosure and protection, including personal data and user data, particularly personal data obtained through individuals’ use of websites and online services. Relevant PRC laws and regulations require internet service providers and other network operators, among other things, to clearly state the authorized purpose, methods and scope of the collection and usage of personal data and obtain the consent of users for the processing of this personal data, as well as to establish user information protection systems with remedial measures.  For example, Regulation for the Administration of Credit Investigation Industry, which was enacted by the State Council and became effective in March 2013, provides that credit investigation business means the activities of collecting, organizing, storing and processing credit information of individuals and enterprises, as well as providing such information to others, and the regulation imposes licensing requirements for conducting credit investigation business. On January 11, 2021, the PBOC released the Administrative Measures of Credit Investigation (Draft for Public Comments), which stipulate a broad definition of credit information to include all types of information in connection with the provision of services in financial and economic activities to assess credit of individuals or enterprises. According to the draft, such information would include individual’s/enterprise’s identity, address, transportation, communication, indebtedness, property, payment, consumption, production and operation, fulfillment of legal obligations and other information, as well as the analysis and evaluation of the individual’s/enterprise’s credit status based on such information. Although there are substantial uncertainties as to the adoption of such draft into law, and the draft, if adopted into law, may differ significantly from the draft as proposed, if the draft, as proposed, is adopted into law, we may be deemed to be collecting and processing credit information of individuals and enterprises in connection with our provision of various data-driven solutions, and may be required to obtain credit data collection licenses. As of the date of this annual report, we have not been subject to any penalties under PRC laws related to credit investigation business. Due to the evolving regulatory environment of the credit investigation industry and the lack of detailed interpretation, we cannot assure you that our business will not be regarded as credit investigation business and we will not be required to obtain credit data collection licenses, in the absence of which we may have to adjust the relevant business models, which could cause us to incur additional costs and expenses and our operating results, business and prospects may be adversely affected.

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

We cannot be certain that our operations or any aspects of our business do not or would not infringe upon or otherwise violate patents, copyrights, trademarks or other intellectual property rights held by third parties. We in the future may be subject to penalties, legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our solutions, services or other aspects of our business. There could also be intellectual properties that we are not aware of that our solutions or services may inadvertently infringe. As of December 31, 2020, we had submitted 3,759 patent applications in China and 1,077 in other countries or regions. There can be no assurance that our patent or other intellectual property applications will be approved, that any issued patents or other intellectual property rights would adequately protect our intellectual property, or that such patents or other intellectual properties would not be challenged by third parties or found by competent authority to be invalid or unenforceable.

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

Before the end of January 2018, to test our credit model in real world conditions, we provided credit enhancement to our customers to facilitate their lending transactions by agreeing to purchase non-performing loans of their borrowers who satisfied certain risk management criteria. These loans generally have terms of up to three years. We ceased offering credit enhancement for any new lending transactions of our customers at the end of January 2018. However, the outstanding balance of these legacy loans could still expose us to significant credit risks. As of December 31, 2018, 2019 and 2020, our maximum guarantee exposure, which represents our total amount of liability if all borrowers under the loans for which we provided credit enhancement were to default, was RMB1,348.6 million, RMB467.2 million and RMB6.6 million (US$1.0 million), respectively. If there are substantial defaults of these legacy loans, our result of operations and financial condition could be materially and adversely affected.

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

The wide range and diversity of the solutions we provide may require us to hire and retain a wide range of experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels, as we expand our business and operations. Competition for talent in China’s financial technology industry is intense, and the availability of suitable and qualified candidates is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. In addition, even if we were to offer higher compensation and other benefits, there can be no assurance that these individuals would choose to join, or continue working for, us.

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

Our international expansion and cross-border provision of our solutions is subject to various risk.

We primarily operate in China, but have been pursuing and will continue to pursue international strategies, initially primarily in Northern and Southeast Asia. International expansion or cross-border provision of our solutions may expose us to additional risks, including:

•                  Changing global environment, including changes in U.S. and international diplomatic relationships and trade policies;

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

•                  Compliance by us and our business partners with anti-corruption laws, import and export control laws, including the recently adopted Catalogue of Technologies Prohibited or Restricted by China from Export, tariffs, trade barriers, economic sanctions and other regulatory limitations or perceptions on our ability to provide our solutions in certain international markets;

•                  International travel restriction and temporary lock-down due to COVID-19 in many countries, including in South East Asia, where some of our international operations are conducted; and

•                  Local political, regulatory and economic instability or wars, civil unrest and terrorist incidents.

If we are unable to effectively avoid or mitigate these risks, our ability to expand our business internationally will be affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects. As we further expand into international market, we are increasingly subject to additional legal and regulatory compliance requirements, including local licensing and periodic reporting obligations. We may inadvertently fail to comply with local laws and regulations; and any such violation could subject us to regulatory penalties, such as revocation of licenses, which would in turn harm our brand, reputation, business operation and financial results. Although we have policies and procedures in place to enhance compliance with local laws and regulations, there can be no assurance that our employees, contractors, or agents will stay compliant with these policies and procedures.

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

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains the management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2020 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act, which can significantly divert our management’s attention from operating our business.

If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the New York Stock Exchange, regulatory investigations and civil or criminal sanctions.

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

We have adopted a Code of Business Conduct and Ethics designed to deter wrongdoing, to promote honest and ethical conduct and to ensure the accuracy of financials and other public communications made by us, and the compliance with applicable governmental laws, rules and regulations. We conduct regular internal compliance training and have provided channel to report and investigate any suspected violations. However, we cannot assure you that all our employees will strictly abide by our rules and policies, or that we can effectively and timely deter, detect and remedy all misconduct. Any gross misconduct by our directors, officers and employees, including, but not limited to those in relation to commercial, labor, employment, financial, operational, accounting, auditing or securities matters may have a material adverse impact on our business, financial condition and results of operations, and harm our reputation. Our operation results may also be adversely affected if there is any material labor dispute.

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

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power losses, telecommunications failures, break-ins, wars, riots, terrorist attacks, strikes, civil or social disruption (including protests in Hong Kong since June 2019) or similar events may give rise to server or service interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affect our ability to provide our solutions. Our business could also be adversely affected by the effects of Ebola virus disease, Zika virus disease, various forms of influenza, Severe Acute Respiratory Syndrome, or SARS, COVID-19, or other epidemics.

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

Foreign ownership of internet-based businesses, such as distribution of online information and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, with respect to the accessibility of telecommunications services subject to China’s commitment to the entry into WTO, foreign investors are generally not allowed to own more than 50% of the equity interest in a value-added telecommunication service provider (subject to certain exceptions relating to certain businesses, including e-commerce businesses domestic multi-party communication service businesses, and data collection and transmission service businesses), and any such major foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version) promulgated in 2020, or the 2020 Negative List, the Administrative Rules on Foreign-Invested Telecommunication Enterprises newly amended in 2016, and other applicable laws and regulations.

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

•                  restricting or prohibiting our use of the proceeds from our public offerings or other of our financing activities to finance the business and operations of our VIEs and their subsidiaries; or

•                  taking other regulatory or enforcement actions that could be harmful to our business.

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

Depending on future developments under the new Foreign Investment Law, we could be required to unwind the contractual arrangements and/or dispose of our VIEs, which would have a material and adverse effect on our business, financial conditions and result of operations. If our company no longer has a sustainable business after an unwinding or disposal or when such requirements are not complied with, the U.S. Securities and Exchange Commission, or the SEC, and/or the New York Stock Exchange may take enforcement actions against us, which may have a material adverse effect on the trading of our Shares or even result in delisting our company.

There may be a potential impact to our company if our contractual arrangements with our VIEs, their respective subsidiaries and shareholders are not treated as domestic investment.

If the operation of our businesses conducted through our VIEs is subject to any restrictions pursuant to the 2020 Negative List or any successor regulations, and the contractual arrangements are not treated as domestic investment, the contractual arrangements may be regarded as invalid and illegal. If this were to occur, we would not be able to operate the relevant businesses through the contractual arrangements and would lose our rights to receive the economic benefits of the VIEs. As a result, we would no longer consolidate the financial results of the VIEs into our financial results and we would have to derecognize their assets and liabilities according to the relevant accounting standards. If we do not receive any compensation, we would recognize an investment loss as a result of such derecognition.

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

Risks Relating to Doing Business in the PRC

We are subject to many of the economic and political risks associated with emerging markets due to our operations in China and Hong Kong. Adverse changes in China or Hong Kong’s economic, political and social conditions as well as government policies could adversely affect our business and prospects.

The majority of our operations are in China, one of the world’s largest emerging markets. In light of our operations in an emerging market, we are subject to risks and uncertainties including fluctuations in GDP, unfavorable or unpredictable treatment in relation to tax matters, expropriation of private assets, exchange controls, restrictions affecting our ability to make cross-border transfer of funds, regulatory proceedings, inflation, currency fluctuations or the absence of, or unexpected changes in, regulations and unforeseeable operational risks. In addition, our business, prospects, financial condition and results of operations may be significantly influenced by political, economic and social conditions in China generally and by continued economic growth in China.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures, which may benefit the overall Chinese economy, may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, the PRC government has from time to time implemented certain measures, including interest rate changes, to control the pace of economic growth. These measures may cause decreased economic activity in China, and, since 2012, the Chinese economy has slowed down. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 6.1% in 2019, which slowed to 2.3% in 2020. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, as well as the relationship between the United States and certain Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to reduction in demand for our services and solutions and adversely affect our competitive position. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations.

If relations between China and the United States deteriorate, our business, financial condition, and results of operations could be adversely affected.

At various times during recent years, the United States and China have had significant disagreements over monetary, economic, political and social issues, and future relations between these two countries may deteriorate.

There have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has imposed, and has proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government, the executive orders issued by U.S. former President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. In September 2020, China’s Ministry of Commerce released Provisions on the Unreliable Entity List in response to the United States’ Entity List. In November 2020, former President Trump issued another executive order that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies”. Relations between the two countries may also deteriorate due to the imposition of U.S. sanctions on four Chinese officials from China’s central government and the Hong Kong Special Administrative Region in November 2020, as well as the imposition of Chinese sanctions on four individuals from the U.S. in the same month.

Furthermore, there have been heightened tensions in the economic and political relations between the United States and Hong Kong. On June 30, 2020, the Standing Committee of the PRC National People’s Congress issued the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (HKSAR). This law defines the duties and government bodies of the HKSAR for safeguarding national security and four categories of offences—secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security—and their corresponding penalties. On July 14, 2020, U.S. former President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions such as those provided in the HKAA is in practice discretionary and highly political, especially in a relationship as extensive and complex as that between the United States and China. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of Sino-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected.

The rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. As we are expanding our business internationally, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

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

Besides, the PRC is geographically large and divided into various provinces and municipalities and, as such, different laws, rules, regulations and policies may have different and varying applications and interpretations in different parts of the PRC. Legislation or regulations, particularly in local applications, may be enacted without sufficient prior notice or announcement to the public. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

From time to time, we may have to rely on administrative and court proceedings to enforce our legal rights. However, since the PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. These types of uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China, could materially and adversely affect our business and impede our ability to continue our operations, and may further affect the legal remedies and protections available to investors, which may, in turn, adversely affect the value of your investment.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory authorities in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions, have established complex procedures and requirements that restrict merger and acquisition activities by foreign investors. For example, an overseas company established or controlled by PRC enterprises or residents needs to obtain approval from MOFCOM before it acquires an affiliated domestic company. Moreover, the Anti-Monopoly Law and the Measures for the Undertaking Concentration Examination issued by MOFCOM on November 24, 2009 and became effective on January 1, 2010 require that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines on Platform Economy, which specifically requests operators to report to the anti-monopoly law enforcement authority prior to undertaking any concentration in the field of platform economics. The security review rules issued by MOFCOM, which became effective in September 2011, specify that certain mergers and acquisitions by foreign investors, for example those that raise “national defense and security” concerns or through which foreign investors may acquire de facto control over domestic enterprises and therefore raise “national security” concerns, are subject to its review. Furthermore, the Measures for the Security Review of Foreign Investment, or the Measures, which was jointly released by the NDRC and the Ministry of Commerce and became effective on January 18, 2021, clarify the authority and procedures for the national security review. According the Measures, foreign investors or their related parties in China, who engage in any foreign investment with national security concerns, shall make applications to the relevant office in advance for national security review. Those rules prohibit any activities attempting to bypass security review, for example by structuring a transaction through a proxy or contractual control arrangements. We may grow our business by acquiring other financial technology service providers. Complying with the requirements of the regulations described above and other relevant rules to complete these transactions could be time-consuming, and any required approval or filing processes, including obtaining approval from or filing with MOFCOM or its local counterparts and obtaining approval from or reporting to the anti-monopoly law enforcement authority, may delay or inhibit our ability to complete these transactions, which could affect our ability to expand our business or maintain our market share. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merger or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by MOFCOM. The application and interpretations of M&A Rules are still uncertain, and there is possibility that the relevant PRC regulators may promulgate new rules or explanations requiring that we obtain approval of MOFCOM for our completed or ongoing mergers and acquisitions. There is no assurance that we can obtain MOFCOM approval for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such MOFCOM approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

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

Substantially all of our revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our public offerings or other capital markets transactions or borrowings outside China into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our public offerings to make loans or additional capital contributions to our subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with the relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the approval of MOFCOM or its local branch, or reporting to the SAMR or its local competent branch, and registration with other governmental authorities in China. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and (ii) each of our PRC subsidiaries may not procure loans that exceed the difference between its registered capital and its total investment amount or twice of the amount of its respective net assets. Any medium or long-term loan to be provided by us to our VIEs must be recorded and registered by the National Development and Reform Committee, or the NDRC, and SAFE or its local branches. We may not be able to complete these recordings or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us directly to our PRC subsidiaries. If we fail to complete these recordings, filings or registrations, our ability to use the proceeds of our public offerings and to capitalize our PRC subsidiaries may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capital of foreign-invested enterprises. It allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi funds converted from their foreign exchange capital for expenditure beyond their business scopes. On June 9, 2016, SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using the Renminbi funds converted from their foreign exchange capital for expenditure beyond their business scope, as well as investments in securities or any investments other than in banks’ principal-secured products. These circulars also continue to prohibit foreign-invested enterprises from providing loans to non-affiliated enterprises or constructing or purchasing real estate that is not for self-use, except for real estate enterprises. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in China the net proceeds from our initial public offering, which may adversely affect our business, financial condition and results of operations. On October 25, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28. The SAFE Circular 28 provides that non-investment foreign-invested entities may use foreign exchange capital or Renminbi funds converted from the foreign exchange capital to make equity investments, provided that such investments should be in compliance with the 2020 Negative List and other relevant PRC laws and regulations. However, there are substantial uncertainties of the further implementation of SAFE Circular 28.

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

As of the date of this annual report, Beijing Xinzhou Tiandi Technology Limited Company and Beijing Feixuntong High-Tech Trade Co. Ltd., our indirect shareholders, which are PRC entities, had completed the aforementioned overseas direct investments procedures required by the aforementioned regulations. However, we may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC entities, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC entities will comply with our request to complete the overseas direct investment procedures under the aforementioned regulations or other related rules in a timely manner, or at all. If they fail to complete the filings or registrations required by the overseas direct investment regulations, the relevant authorities may order them to suspend or cease the implementation of such investment and make corrections within a specified time, which may adversely affect our business, financial condition and results of operations.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws, and the ability of U.S. authorities to bring actions or conduct investigations or collect evidence in China may also be limited.

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

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of U.S. judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. In addition, the SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions, conducting investigations or collecting evidence against us or our directors or executive officers in China. For example, under the newly amended Securities Law of the PRC, which became effective on March 1, 2020, overseas securities regulatory authorities are prohibited from conducting direct investigations or evidence collection activities within the territories of the PRC, and Chinese entities and individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. Uncertainty remains with respect to how this regulation will be interpreted, implemented or applied by the CSRC or other relevant government authorities. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in China.

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

Various proceedings and legislative and regulatory developments related to China-based accounting firms, including our independent registered public accounting firm, may have an adverse impact on China-based issuers listed in the U.S.-

Starting in 2011 five China-based accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against five China-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain China-based companies that are publicly traded in the U.S. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. Four of these China-based accounting firms appealed to the SEC against this decision and, on February 6, 2015, each of the four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective customers is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.

If the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. In December 2018, the SEC and the PCAOB issued a joint statement on regulatory access to audit and other information internationally that cites the ongoing challenges faced by them in overseeing the financial reporting of companies listed in the United States with operations in China, the absence of satisfactory progress in discussions on these issues with Chinese authorities and the potential for remedial action if significant information barriers persist. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, substantially less access to recourse, in comparison to U.S. domestic companies, and stressing again the PCAOB’s inability to inspect audit work papers in China and its potential harm to investors. On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch, including the SEC and the PCAOB, on Chinese companies listed on U.S. stock exchanges and their audit firms. On August 6, 2020, the PWG released the report. In particular, with respect to jurisdictions that do not grant the PCAOB sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommended that enhanced listing standards be applied to companies from NCJs for seeking initial listing and remaining listed on U.S. stock exchanges. The report recommended a transition period until January 1, 2022, before the new listing standards would apply to companies already listed on U.S. stock exchanges. Whit it is uncertain whether the PWG recommendations will be adopted, in whole or in part, and the impact of any such new rules on us cannot be estimated at this time, if we are unable to meet the enhanced listing standards before their effectiveness, we could face de-listing from the New York Stock Exchange, deregistration from the SEC and/or other risks, which may materially and adversely affect the market price and liquidity of our ADSs or effectively terminate our ADS trading in the United States.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCA Act, was signed into law by the former President of the United States in December 2020. The HFCA Act requires the SEC to prohibit U.S. trading of securities of foreign companies if such a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, the first of which can be 2021. The HFCA Act also requires companies on the list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings, including disclosure of whether governmental entities in the applicable non-U.S. jurisdiction have a controlling financial interest in the issuer, the names of Chinese Communist Party members on the issuer or the issuer’s operating entity’s board of directors and whether the issuer’s articles contain a charter of the Chinese Communist Party. On March 24, the SEC adopted interim final amendments, which will become effective 30 days after publication in the Federal Register, to implement congressionally mandated submission and disclosure requirements of the HFCA Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. Before any registrant will be required to comply with the interim final amendments, the SEC must implement a process for identifying such registrants. As of the date of the annual report, the SEC is seeking public comment on this identification process.  Consistent with the HFCA Act, the amendments will require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in that jurisdiction, and will also require disclosure in a foreign issuer's annual report regarding the audit arrangements of, and government influence on, such registrant. As of the date of this annual report, the SEC is seeking public comment on these submission and disclosure requirements.

Future developments in respect of the issues discussed above are uncertain, including the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures. If any of the administrative proceedings, legislative actions or regulatory changes discussed above were to proceed in ways that are detrimental to China-based issuers, and if our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, it could cause us to fail to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States. Any of these actions, or uncertainties in the market about the possibility of such actions, could adversely affect our access to the U.S. capital markets and the price of our ADSs and ordinary shares.

Risks Relating to Our ADSs

The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on the New York Stock Exchange on December 13, 2019 to the date of this annual report, the trading price of our ADSs has ranged from US$9.02 to US$28.8 per ADS. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•                  macro-economic conditions in China;

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

•                  allegations of a lack of effective internal control over financial reporting, inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers;

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of February 28, 2021, we had 1,169,980,661 ordinary shares issued and outstanding including 333,980,958 ordinary shares represented by ADSs. Our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining outstanding ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

We adopted a share incentive plan in November 2017, which was amended and restated in September 2019 and September 2020, or the 2020 plan, under which we have the discretion to grant performance-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Management—Share Incentive Plan.” We have registered under the Securities Act all ordinary shares that we may issue under this share incentive plan and these ordinary shares can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plan would dilute the percentage ownership held by public investors.

Certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

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

Certain of our existing shareholders hold a substantial number of our shares. As of February 28, 2021, Rong Chang Limited, Sen Rong Limited and Bo Yu Limited each held 34.4%, 17.1% and 34.3% of our ordinary shares, based on the number of shares reported in their respective beneficial ownership filings. In addition, Bo Yu has the right to acquire additional ordinary shares within 60 days upon the exercise of Offshore Call Options as described in note (1) and note (2) to the beneficial ownership table in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” included in this annual report. These shareholders, and our directors and officers have, and will continue to have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions.

In addition, our directors, officers, and principal shareholders may take actions that are not in the best interest of us or our other shareholders. The concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder for all subsequent years during which such U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on Internal Revenue Service Form 8621.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended, the Companies Act of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

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

As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying ordinary shares which are represented by your ADSs. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying ordinary shares in accordance with your instructions in the event voting is by poll, and in accordance with instructions received from a majority of holders of ADSs who provide instructions in the event voting is by show of hands. The depositary will not join in demanding a vote by poll. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our currently effective memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven (7) days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying shares which are represented by your ADSs, and you may have no legal remedy if the underlying shares are not voted as you requested.

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

On August 17, 2020, we completed our follow-on public offering and raised (after underwriters fully exercised their over-allotment option) approximately US$357.7 million in net proceeds after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

In September 2020, we acquired Fuguan International Co., Ltd., which holds an insurance agency license through its subsidiary Beijing Mei An Insurance-Sales Agent Co., Ltd. In December 2020, Fuguan International Co., Ltd. acquired Beijing Jinyongtai Insurance Broker. Co., Ltd., which holds an insurance broker license. These acquisitions have enabled us to meet the licensing requirement to expand into the internet insurance business in future.

Our principal executive offices are located at 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, People’s Republic of China. Our telephone number at this address is +(852) 3757-9718. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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

B.    Business Overview

We are a leading technology-as-a-service platform for financial institutions in China. Our platform provides cloud-native technology solutions that integrate extensive financial services industry expertise with market-leading technology. Our solutions provide technology applications and technology-enabled business services to financial institutions. Together they enable our customers’ digital transformations, which help them increase revenue, manage risks, improve efficiency, enhance service quality and reduce costs. Since our inception, we have witnessed significant growth in the number of our customers. As of December 31, 2020, we had served all of China’s major banks, 98% of its city commercial banks, and 57% of its insurance companies, collectively reaching hundreds of millions of end-customers. Since our establishment in December 2015, our platform has supported Chinese financial institutions in serving RMB2.1 trillion of transactions for their end-customers. Through our platform, in 2020, on a daily basis we facilitated over 297,000 anti-fraud checks, 4.3 million credit risk assessments, and the processing of approximately 16,000 auto insurance claims.

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

Leading technology.  We started our operation as the financial technology solution arm of Ping An Group. Ping An Group is a global leader in the digital transformation of financial services through the integration of industry experience with advanced technology. It employs more than 110,000 staff in technology-focused businesses. We have leveraged our strong partnership with Ping An Group to establish world-leading technology capabilities for financial services in AI, big data analytics and blockchain. As of December 31, 2020, we had won 46 technology awards in international competitions, and had submitted 3,759 patent applications in China and 1,077 in other countries or regions. Our first-class technology is a major source of our competitive advantage, and it serves as a solid foundation for our continuous application innovation and product commercialization.

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

Outstanding growth.  Our business has grown rapidly since our establishment in December 2015. Our revenue increased by 42.3% from RMB2,327.8 million in 2019 to RMB3,312.3 million (US$507.6 million) in 2020. Our total number of customers grew from over 1,600 at the end of 2016 to over 4,000 at the end of 2020. Our net expansion rate in 2020 for our 2019 customers was 123% and for 2019 premium customers was 84%. Our revenue from third-party customers increased by 20.1% from RMB1,034.1 million in 2019 to RMB1,242.2 million (US$190.4 million) in 2020. Our net loss decreased from RMB1,687.5 million in 2019 to RMB1,414.1 million (US$216.7 million) in 2020. Our net loss as a percentage of total revenue decreased from 72.5% in 2019 to 42.7% in 2020.

Our Platform and Products

We provide holistic coverage of financial services verticals with end-to-end technology solutions.

We are a leading technology-as-a-service platform for financial institutions in China. Our platform provides approximately 50 cloud-native products that can be deployed on a modular basis to quickly respond to customer requirements or combined to deliver end-to-end solutions. Our 14 technology solutions strategically cover multiple verticals in the financial services industry, including banking, insurance and asset management, across the full scope of their businesses—from sales and marketing and risk management to customer services and operations, as well as technology infrastructure such as data management and cloud services.

The matrix below sets forth the 14 solutions we currently offer across the financial services industry verticals we serve.

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

•                  Managing risks.  Our solutions enable financial institutions to automate their credit assessment process and manage risk more effectively. For example, our retail risk management solution provides financial institutions with tools for anti-fraud, credit analytics and decisioning, and post-lending monitoring, as well as a credit management system. This solution integrates Ping An Group’s extensive consumer lending experience and a wide variety of algorithms and models. From our inception to December 31, 2020, we provided 232.6 million anti-fraud checks and 6.0billion credit risk assessments.

•                  Enhancing service quality.  We deliver convenient and proven products that customers can use right out of the box. To help insurance companies more efficiently meet these demands, our AI-based intelligent fast claim solution features image-recognition capabilities that allow insurers to remotely inspect car accidents, identify potential fraud and determine damage amounts more accurately and efficiently. These capabilities are made possible by leveraging a huge database of approximately 123,700 car types and information on 43.2 million spare parts, accumulated from Ping An Group’s over 30 years of experience in the auto insurance business. Customers using our solution processed an average of approximately 16,000 auto insurance claims per day in 2020.

•                  Reducing costs.  Our solutions help customers reduce costs and optimize efficiency by eliminating manual operations through automation and digitalization of business operations. In December 2020, 82% of Ping An Group’s customer service cases were answered by a chatbot, which uses phone calls and text messaging in a human-like manner.

We have successfully expanded overseas and are recognized by overseas financial institutions and regulators.

We began expanding our business outside China in 2018, establishing subsidiaries in Hong Kong, Singapore and Indonesia. As of December 31, 2020, we had provided services to leading financial institutions in over 15 countries and territories.

Our Business Model

We believe that partnering with our financial institution customers is important in driving our success.

Our Adopt-Deepen-Integrate customer-development approach

•                 Adopt.  Our relationship managers, many of whom have previously worked as senior management of financial institution and have deep industry expertise, have direct C-level access to prospective customers. To win them as new customers, we use our understanding of financial institutions’ decision-making process in procurement, apply standardized customer relationship management, and offer easy-to-adopt hook products with limited or no upfront fees. As a result, as of December 31, 2020, we had served all major banks, 98% of city commercial banks, and 57% of insurance companies in China.

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

Transaction-based revenue model

We adopted a transaction-based revenue model, where we require small upfront implementation fees and primarily charge our financial institution customers based on the transaction volume generated on our platform or their other usage of it. We believe this model allows financial institutions to quickly begin using our platform. As customers use our platform, our transaction-based pricing allows us to participate in their success, rather than be limited to fixed subscription income. We monetize a variety of transaction types, including loans generated, claims processed, databases queried and API calls made. In 2020, 75.5% of our revenue was transaction based.

Technology + Business service model

We provide financial institutions with tailor-made business services, including customer referrals, technology-enabled product design, marketing assistance, service recommendations, and transaction facilitation. These value-added services, delivered through our highly automated platform and based on our extensive industry expertise, help financial institutions grow sustainably. Correspondingly, part of our costs are also associated with serving the transaction volumes we facilitate for our financial institution customers. Since our establishment in December 2015, our platform has supported our financial institution customers in serving RMB2.1 trillion of transactions for their end-customers.

Our Solutions

We offer a comprehensive suite of end-to-end solutions to our financial institution customers that enable them to increase revenue, manage risks, improve efficiency, enhance service-quality, and reduce costs—thereby enhancing their competitiveness. We use our cloud-native financial services software platform to offer 14 solutions consisting of approximately 50 modules that our customers can adopt on a standalone basis or as customized bundled solutions. We are continuously developing and deploying new solutions to deepen our partnerships with our financial institution customers, and we are expanding our operations internationally to capture opportunities outside China, beginning with a focus on North and Southeast Asia.

The matrix below sets forth the 14 solutions that we currently offer across the three financial services industry verticals we serve: retail and SME banking, insurance and asset management.

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

SME financing and services

Our SME financing and services solution provides platforms that connect our financial institution customers with SMEs, companies along the supply chain, government entities, as well as various third party service providers. The platform integrates information from different parties, through our FiMAX blockchain technology to increase information transparency, so as to allow SMEs to get better access to financial resource and help financial institutions assess SME credit-worthiness in a more accurate way. We also deliver various value-added services on the platform, such as accounting, inventory management, tax filing, import and export reporting, and IP applications, to attract usage and subsequently allowing us to gain more insights from these SMEs. For example, we are establishing a port logistics and trade blockchain platform in cooperation with a port operator for Guangdong-Hong Kong-Macao Greater Bay Area. The platform is expected to connect participants in the port trade process, including port, logistic, enterprise, financial institutions and custom, centralize and simplify logistics processes and enable smart operation, digitalization of processes and precision monitoring.

The platforms of our SME financing and services solutions include:

•                  Our SME investment and financing platform, which we jointly developed with our financial institution customers and local governments, provides SMEs with access to online lending, investment and financing services. The platform aggregates information from core enterprises, government agencies, and various third party service providers to help SMEs find the best financing solutions, and at the same time it helps financial institutions find the most suitable borrowers. As of December 31, 2020, the platform had been adopted by over 300 financial institutions, which had used the platform to offer over 900 financial products. As of the same date, the platform had processed over RMB20 billion loan applications.

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

Risk management—SME banking

Our risk management solution for SME banking leverages specialized SME data and algorithms to evaluate credit and fraud risks for SME loan products. This system includes:

•                  Our enterprise credit analytics and anti-fraud module detects and blocks loan application fraud and generates credit risk assessments using our SME data and anti-fraud rule database, which includes 400 rules that have been tailored for specific financial products and business scenarios.

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

•                  Our adjuster and roadside assistance management module provides work tools for managing third-party service providers, including monitoring the status of assistance process and applying image recognition technology to automatically verify license plate numbers and check work quality. As of December 31, 2020, we had submitted over 20 roadside assistance management-related patent applications.

•                  We also provide auto parts sourcing services that use a transparent, centralized auto parts marketplace to reduce costs and fraud. Through our auto part sourcing app, customers can conveniently inquire and compare pricing, procure auto parts, manage procurement, and access high-quality services from manufacturers and suppliers in one stop.

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

•                  Our financial products trading platform allows financial institutions to distribute financial assets to a broader audience at relatively lower cost and acts as a portal to connect customers. It also features a blockchain-driven ABS ecosystem that provides end-to-end services to ABS originators, plan managers and other ABS ecosystem participants to streamline securitization process and increase levels of automation and transparency.

•                  Our investment portfolio management system module supports in-depth research on products and managers of public and private funds in the market for banks, insurance asset management, overseas funds, trusts and security firms. It empowers fund research, portfolio construction, portfolio management, risk attribution and report management to provide an integrated end-to-end intelligent investment and research service.

•                  Our trading and valuation module provides trading systems for our customers to execute various types of financial asset trading, including market-making, buy-side and sell-side trading, and event-driven high frequency trading, and it assists them in managing investment transactions, liquidity, fund movements, data analysis, asset valuation and management reporting.

•                  Our smart contract module is an automated contract management application that supports financial institutions in contract preparation and negotiation, execution, and performance to reduce costs and improve efficiency. They can use this module’s natural language processing AI technology to leverage data from contract data bases and quickly generate customized contracts based on industry-recognized templates and execute contracts using electronic verifications. Enabled by our FiMAX architecture, this module also monitors contract performance using customer-specific rules to spot default risks early.

Asset-liability management

Our asset-liability management, or ALM, solution uses data analytics to enhance financial institutions’ asset liquidity performance for financial institutions operating in the PRC regulatory environment. In July 2018, we acquired Vantage Point Technology, a Beijing-based company that developed the modules in this solution. As of December 31, 2020, our ALM solution was used by 74% of all state-owned, joint stock and large commercial banks in China with over RMB500 billion of total assets. This solution is very easily adopted by a wide range of financial institutions and often works as a hook product for us to start working with these customers and later upward migrate and upsell them to our other solutions. Customers can use this solution’s modules, described below, to enhance their risk management abilities.

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

•                  Our virtual assistants module provides online and telephone customer services, including supporting chatbots to handle customer interaction that were previously handled by call center workers.

•                  Our quality assurance module uses AI technology applications to support financial institutions in post-sales follow-ups, through which they verify information and obtain end-customer feedback.

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

Core systems

Our core systems solution provides financial institutions with integrated applications to support their operations. For banking-sector customers, this solution is supplemental to and can run in parallel with their legacy core banking systems to help them achieve low-cost and agile digital transformation. This solution seamlessly integrates our other solutions for banks, enabling them to quickly expand their online businesses, such as mobile banking, virtual credit card, smart deposit, retail lending and SME lending. By virtue of the cloud-native design, distributed system and microservices infrastructure, our core systems solution can be quickly and easily deployed to help address customers’ needs in a high-speed, scalable and cost-effective manner. As of December 31, 2020, we had 28 banking customers using our core banking systems.

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

Cloud services platform

We launched our cloud services platform in the second quarter of 2020, which provides financial institutions with value-added services on a variety of cloud infrastructures. Using this cloud services platform, customers can efficiently manage different types of clouds and automate and visualize their IT, operation and management processes. Our cloud services platform is highly scalable. It can be customized and quickly combined with existing tools of our customers, allowing them to realize specific business needs.

Virtual Bank

We were granted a virtual banking license to operate in the Hong Kong by the Hong Kong Monetary Authority in May 2019. We launched our virtual bank for pilot trial operations in June 2020 and for official operation in September 2020. Our virtual bank provides diverse services, including SME banking and retail banking, with SME banking being the strategic focus. With the mission to “Empower your life”, our virtual bank commits to provide boundless, seamless, and reliable financial services to customers, and promote financial inclusion in Hong Kong. As of December 31, 2020, our license was one of eight approved in Hong Kong.

International Business

We are actively exploring opportunities to replicate our success in China in overseas markets. We formed a subsidiary in Singapore in March 2018, which serves as our Southeast Asia headquarters and as a research and development center. We launched a subsidiary in Indonesia in December 2018.

We mainly focus on serving major local banks and insurance companies with our advanced financial technology solutions. Since 2018, we have expanded our business overseas to over 100 customers (including the 13 banks using the Hong Kong Monetary Authority’s eTradeConnect platform developed by us) in over 20 countries and territories. For example, in Thailand, three of the country’s top banks have adopted our risk management solutions to digitalize their banking processes and accelerate verification and identification of new customers. In Malaysia, we cooperate with two of Malaysia’s largest banks and one of the world’s largest insurance companies. In Abu Dhabi, we partner with the Abu Dhabi Global Market to support the development of digital platform for the financial services sector in the Middle East. In Singapore, we launched OneSME with the Infocomm Media Development Authority, which is a cross-border digital trade platform. We also officially launched our virtual bank in Hong Kong to facilitate the everyday needs of SMEs and individuals. We recently started to provide insurance pricing counselling service to a Berlin-based fintech platform and partner with Swiss Re on AI imaging in auto claims in Swiss to expand our footprints in Europe.

As we enter new markets, we seek to cooperate with partners that have a deep knowledge of the local market and regulatory environment, which can complement our technology and know-how, allowing us to provide advanced solutions for the local market. For example, we partner with Indonesia’s Traditional Market Association to transform financial services for Indonesian SMEs and entered into several cooperation agreements with one of Indonesia’s largest conglomerates to develop a smart lending platform in Indonesia. In Korea, we work with Samsung SDS to develop a cross-border blockchain-based trade network. We believe that the substantial progress we have achieved in our international expansion demonstrates that the experience and expertise we gained from the China market is readily transferable to overseas markets.

Our Technology and Infrastructure

The success of our business depends on our technology and infrastructure, which enable us to deliver innovative and effective software solutions to customers in various segments of the financial industry, improve end-customer experiences and mitigate risks.

Artificial Intelligence

Our AI technology enables digital automation and reduces personnel and other expenses, while enhancing personalized service. Our AI technology is award-winning, having received over 18 awards from professional and media organizations in China and abroad, including the Bank Administration Institution, or BAI Global Insurance Certification Award, two Stanford awards, and two Association for Computational Linguistics awards. For example, we ranked top in two sub-tasks under “Common Sense Knowledge and Reasoning, Knowledge Extraction” at the 14th International Workshop on Semantic Evaluation in 2020. As of December 31, 2020, we had submitted 1,220 AI-related patent applications in China and other countries or regions. Our key AI applications include:

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

Blockchain

Blockchain is an open, distributed ledger that stores transaction data in a verifiable and immutable way, enabling parties to conduct business with each other on a single, unified system. We use our blockchain technology, built using our proprietary FiMAX architecture, to facilitate advanced cryptography, peer-to-peer communications and smart contracts and ensure trust, transparency and security for our customers’ transactions. Our FiMAX architecture supports enterprise-grade blockchain development in addressing the challenges that arise using different parties’ encrypted data in ways that maintain the integrity of each user’s encryption. Combining FiMAX’s patented crypto-controlled data-sharing algorithm and per-field encryption technologies, we believe that FiMAX is one of the first technology platforms in the industry to achieve data connectivity while retaining various users’ data encryption—features that are critical for real life applications in the financial services industry. In 2018 FiMAX won the IDC FinTech Ranking Real Result Award from IDC, a world-renowned data services company. In 2019, FiMAX won the Best Blockchain or Distributed Ledger Technology Award from the Future of Finance Summit 2019 hosted by Asian Banker. In 2019, FiMAX also won the Outstanding FinTech Achievement and the Best Application of Advanced Technology in a Product or Service from BAI.

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

•                  Reliability and availability:  Our technology has built-in software and hardware redundancy. Our platform is built on distributed computing architecture so that a single point of failure does not cause the entire system to fail. In 2020, major Ping An Financial Cloud applications, on which our applications are hosted, had an SLA availability exceeding 99.99%.  We have obtained the highest maturity level—level 5 certificate from Capability Maturity Model Integration Institution.

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

Our experienced scientists and engineers dedicated to research and development are the source of our continued innovation. As of December 31, 2020, we had 1,954 research and development employees, representing 54.3% of our total employees. Our research and development team includes data scientists, computer scientists and software engineers. We have established the four research entities described below:

•                  Gamma Lab AI Institute:  This institute, which focuses on exploring the application of cutting-edge artificial intelligence technologies and big data analytics to the financial industry, is led by an industry veteran with experience in AI systems. This institute was recognized as “2018 Best Artificial Intelligence Institute” in the China Financial Value Ranking 2018 organized by China Business Network, and Digital Team of the Year at The Asset Triple A Digital Awards organized by The Asset in 2019 and 2020.

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

As of the December 31, 2020, we had submitted 3,759 patent applications in China and 1,077 in other countries or regions, and owned approximately 160 registered domain names, including our official website. As of the same date, we owned 638 copyrights and 796 trademarks in various categories. In addition, we had 252 trademark applications in various categories that were pending registration. We intend to pursue additional patent and other intellectual property protections, both in China and elsewhere, to the extent we believe it would be beneficial and cost effective.

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

Customers

We have a broad customer base. Our customers are primarily Chinese financial institutions. Ping An Group is our strategic partner and our most important customer. In addition to our Ping An Group customers, from our inception to December 31, 2020, we had served 642 banks and 106 insurance companies. As of December 31, 2020, we had served all of the major banks, 98% of the city commercial banks, and 57% of the insurance companies in China, collectively reaching hundreds of millions of end-customers. Our net expansion rate in 2020 for our 2019 customers was 123%.

In 2020, we had 594 premium customers, an increase from 473 in 2019. Our net expansion rate in 2020 for our 2019 premium customers was 84%.

Sales and Marketing

Our unique customer acquisition approach is built around our pricing model, sales team composition, and industry-specific marketing and promotion. We have strategically chosen to charge low upfront fees and use transaction-based pricing for most of our solutions to attract customers. We market our services to both existing and potential customers through our business development team and our relationship managers, who have direct executive-level relationships with our existing and target customers, as many of them were formerly senior financial institution management. Our sales and business development team has extensive experience in both the financial services and technology industries. Our sales team includes 353 sales professionals, divided into four sales areas, strategically located in Beijing, Shanghai, Chengdu and Shenzhen, each located to be close to our customers. We employ a variety of marketing methods to promote our image as a reliable and innovative financial technology solution provider with a proven track record. In 2020, we hosted 19 industry major industry conferences or product releases. We have access to a network of over 260 small financial institution and medium-sized banks, which are members of the Internet Finance Association of Small and Medium-sized Banks. We were one of the key founding members of this association, which is an alliance of small and medium-sized banks in China aimed at promoting cooperation and innovation among its members.

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

We and Ping An Group cooperate under a Strategic Cooperation Agreement with a term extending until ten years after completion of our initial public offering on December 17, 2019, subject to Ping An Group continuing to hold or beneficially own at least 30% of our shares. Under this agreement, Ping An Group will give preference to us in choosing its partner for providing technology service and solutions to external financial institutions. Ping An Group will also give preference to us in purchasing banking and non-banking solutions. Under the same agreement, Ping An Group has granted us non-transferable rights to use, duplicate, modify and sell Ping An Group’s existing technologies in financial scenarios globally. With this long-term Strategic Cooperation Agreement, we believe we will continue to benefit from Ping An Group’s development of technologies and to leverage Ping An Group’s know-how, customer insights, and application scenarios in developing new technology applications.

We and three Ping An Group subsidiaries cooperate under a technology service agreement, or the Technology Service Agreement, under which those three subsidiaries provide us a wide range of technical infrastructure, technology support and maintenance. This agreement has a term ending at the end of 2020. If no objection is raised by any party one month prior to the end of 2020, the agreement will be automatically extended for another year thereafter. The payments under the agreement are based on arm’s-length pricing. We obtain our access to Ping An Financial Cloud and much of our other technology and infrastructure through the Technology Service Agreement.

Ping An Group is also our principal shareholder. The total ordinary shares held by Ping An Group, through both Bo Yu and Ping An Overseas, was 34.3% of our ordinary shares as of February 28, 2021 based on the number of shares reported in their beneficial ownership filing on February 11, 2021. In addition, Bo Yu has the right to acquire additional ordinary shares within 60 days upon the exercise of Offshore Call Options as described in note (1) and note (2) to the beneficial ownership table in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” included in this annual report . When exercising its rights as our shareholder, Ping An Group may take into account not only the interests of our Company and our other shareholders but also its own interests, the interests of its public shareholders and the interests of its other affiliates. The interests of our Company and our other shareholders may conflict with the interests of Ping An Group and its public shareholders and other affiliates. For additional information about the risks in connection with our relationship with Ping An Group, see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and Industry—Ping An Group is our strategic partner, our most important customer and our largest supplier. Any deterioration of our relationship with Ping An Group could have a material adverse effect on our results of operations, business and growth.”

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

Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalogue of Industries in which Foreign Investment is Encouraged (2020 edition), or the 2020 Catalog, and the Special Administrative Measures for Foreign Investment Access (Negative List 2020), or the 2020 Negative List. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the Negative List. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other applicable Chinese regulations. Under the 2020 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%. Part of our business is subject to such 50% foreign invested equity cap.

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

On December 19, 2020, NDRC and the Ministry of Commerce jointly issued the Measures which became effective on January 18, 2021. According to the Measures, a working mechanism shall be established for organizing, coordinating, and guiding the security review of foreign investments, and the office in charge of the security review work will be set up by the NDRC and the Ministry of Commerce. Furthermore, the Measures provide that if foreign investors or their related parties in China engage in any foreign investment in industry with national security concerns such as information technology, internet products and services, or financial services, they shall make applications to the office in charge of the security review work in advance of national security review.

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

The Telecommunications Regulations categorize telecommunication services in China as either basic telecommunications services or value-added telecommunications services. According to the Catalog of Telecommunications Business, attached to the Telecommunications Regulations and issued by MIIT, on December 28, 2015 and last amended on June 6, 2019, online data processing, transaction processing and information services provided via fixed network, mobile network and internet, call center service and internet data center services are value-added telecommunication services.

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

On June 8, 2020, MIIT issued the Notice of Strengthening the Administration of Call Center Service, which provides that any entities engaging in call center service shall obtain corresponding business permits as required by the relevant laws and regulations, and shall conduct the business subject to the Catalog of Telecommunications Business.

Regulations on Foreign Investment in the Value-Added Telecommunications Industry

Foreign direct investment in telecommunications companies in China is governed by the Administrative Rules on Foreign-invested Telecommunications Enterprises, or the FITE Regulations, which was issued by the State Council on December 11, 2001 and last amended on February 6, 2016. Under the FITE Regulations, a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China shall not exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a good track record and experience in providing these services. However, under the Circular on Loosening the Restriction on Foreign Shareholdings in Online Data Processing and Transaction Processing Business (for E-commerce), or Circular 196, issued by MIIT on June 19, 2015, foreign investors may hold up to 100% of all equity interest in an online data processing and transaction processing business operating e-commerce in China, while other requirements provided by the FITE Regulations shall still apply. Apart from e-commerce, the 2020 Negative List also provides that foreign investors may hold 100% equity interest in domestic multi-party communications, data collection and transmission services and call centers. The MIIT’s Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, issued on July 13, 2006, requires foreign investors to set up foreign-invested enterprises and obtain a license for value-added telecommunications services. It prohibits domestic companies holding value-added telecommunications services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct this type of businesses in China.

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

In view of the foregoing foreign ownership restrictions, we have established several domestic VIEs to engage in the business of value-added telecommunications services. For more information, please see “ — C. Organizational Structure—Contractual Arrangements with Shenzhen OneConnect and Shenzhen OneConnect Shareholders.” Due to the lack of interpretative guidance from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements compliant with applicable PRC foreign investment laws and regulations.

Regulations on Internet Information Services

The Administrative Measures on Internet Information Services, or the Internet Information Measures, which was issued by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. Pursuant to the Internet Information Measures, “internet information services” are defined as services that provide information to online users through the internet. The Internet Information Measures require internet information services operators to obtain a value-added telecommunications business operating license for internet information services, or the ICP License, from the relevant government authorities before engaging in any commercial internet information services operations in China.

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

On July 22, 2020, the MIIT issued the Notice on the Special Program to Further Rectify the Infringement on Users’ Personal Rights and Interests by APPs, or the Notice. The Notice requires inspection of certain practices of application service providers, including: (i) collecting personal information without user’s consent, collecting or using personal information beyond the necessary scope of service provided, and forcing users to receive advertisements; (ii) frequently or automatically launching third-parties apps without user permission, and (iii) deceiving and misleading users to download apps or providing personal information. The Notice also specifies the period of special inspection of the Apps for supervision, the Ministry of Industry and Information Technology will order the offending party to rectify the business within five working days, otherwise a public announcement will be made, and the App will be removed from the Apps store, and the offending party will be subject to other administrative penalties.

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

The Measures on Cyber Security Review was jointly issued on April 13, 2020 and took effect on June 1, 2020. It provides detailed rules regarding cyber security review, any operator in violation of the regulations shall be penalized in accordance with Article 65 of the Cyber Security Law.

On July 3, 2020, the Data Security Law (Draft) was published to solicit public comments. The Data Security Law (Draft) mainly sets forth specific provisions regarding establishing basic systems for data security management, including data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing data security protection responsibility.

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

On May 28, 2020, the Civil Code of the PRC was issued by the National People’s Congress and became effective from January 1, 2021. The Civil Code defines the processing of personal information as the collection, storage, use, processing, transmittal, provision, and disclosure of personal information. Furthermore, according to the Civil Code, any entity that engages in the processing of personal information shall follow the principles of lawfulness, fairness, and necessity and not overuse personal information, and they shall obtain the consent from the natural person or his or her guardian, except as otherwise provided by laws and regulations.

On August 31, 2020, the Administrative Provisions for Text Message and Voice Call Service (Draft) were published for public comments. It provides that no entity or individual can send commercial text messages or make commercial calls to users without their consent. The relevant governmental authorities may order rectification, impose warnings or fines, make public announcements, or enforce other administrative measures on violation. Under severe circumstances, the relevant governmental authorities may revoke telecommunication licenses and phone number sources of the violating entity or individual.

On September 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Network Security Level Protection System and Critical Information Infrastructure Security Protection System. It stipulates that internet operators shall cooperate with public security authorities to crack down on illegal and criminal online activities. In the event of online crimes, or material cyber security threats and incidents, the internet operators shall promptly report and provide necessary assistance to the public security authorities.

On October 21, 2020, the Standing Committee of the National People’s Congress published a consultation draft of the Personal Information Protection Law, which sets a high bar for Chinese data protection, taking consent as basis for data processing, introducing restrictions on international data transfers and imposing revenue-based fines as the penalty for non-compliance.

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

Regulations Relating to E-Commerce

On August 31, 2018, the NPC Standing Committee promulgated the E-Commerce Law of the PRC, or the E-Commerce Law, which became effective on January 1, 2019. The promulgation of the E-Commerce Law established the basic legal framework for the development of China’s e-commerce business and clarified the obligations of the operators of e-commerce platforms and the possible legal consequences if operators of e-commerce platforms are found to be in violation of legal obligations. For example, pursuant to the E-Commerce Law, an operator of an e-commerce platform shall give appropriate reminders to business operators on its platform who have not completed the registration of market entities to complete such registration. Also, an operator of an e-commerce platform is legally obligated to verify and register the information of the business operators on its platform, prepare emergency plans in response to possible cyber security incidents, keep the transaction information for no less than three years from the date on which the transaction has been completed, establish rules on the protection of intellectual property rights and conform to the principle of openness, fairness and justice. Violation of the provisions of the E-Commerce Law may result in being ordered to make corrections within a prescribed period of time, confiscation of illegally obtained gains, fines, suspension of business, inclusion of such violations in the credit records and possible civil liabilities. On March 15, 2021, the Administrative Regulations on Internet Transactions were released by the State Administration for Market Regulation and will take into effective on May 1, 2021, which are the supplementary rules to the E-Commerce Law. Pursuant to the regulations, any online business operator who conducts online sales or provides service through online social networking platforms or online live-broadcasting platforms, should comply with both the E-Commerce Law and the Administrative Regulations on Internet Transactions.

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

Regulations on Outsourcing by Insurers

Various guidelines regulate outsourcing by insurance companies, including Guidelines for Information Technology of Insurance Companies (Trial) issued on November 16, 2011, which set outs the requirements and prudential standards for information technology outsourcing by insurance companies. The insurance company shall not outsource its information system security management to any third party.

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

On July 12, 2020, the Interim Measures came into effect. While the Interim Measures apply to commercial banks, consumer finance companies and auto finance companies directly, the Interim Measures also require these banking financial institutions to strengthen the management of cooperation related to loan business, which would affect the cooperated institutions in internet loan business and their existing business models. Pursuant to these Interim Measures, commercial banks shall evaluate their cooperation agencies and implement name list management. Commercial banks shall not accept direct and disguised credit enhancement services from unqualified cooperation agencies, nor entrust third-party collection agencies with illegal records. The Interim Measures also provide that, except for cooperating institutions that jointly provide loans, commercial banks shall not entrust cooperating institutions to perform key operations, such as loan issuance, loan principal and interest recovery, and suspension of funding. Pursuant to the Interim Measures, commercial banks shall independently carry out risk assessment and credit approval for loans they fund, and take primary responsibility for post-loan management. Commercial banks shall not entrust third-party institutions with records of violent collection or other illegal records to collect loans. Furthermore, according to the Interim Measures, commercial banks shall forbid third-party partners from charging any fees or interests on borrowers, and shall clarify such rule in written agreements with their partners. The CBIRC and its local branches shall evaluate reports and relevant materials submitted by commercial banks, and the key assessment factors include independent control of credit approval procedures, contract signing and other core risk management procedures of commercial banks.

On February 19, 2021, the CBIRC issued the Notice of Further Regulating Online Loan Business of Commercial Banks, and it provides that commercial banks shall not outsource material procedures of loan origination, loan servicing, and delinquency management to third-party institutions, and in addition, commercial banks shall not engage in online loan business outside its registered place.

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

The CSRC issued the Interim Measures for the Supervision and Administration of Private Investment Funds, or the Interim Measures of Private Investment Funds, which took effect on August 21, 2014. Under the Interim Measures of Private Investment Funds, “private funds” are investment funds established by raising capitals from qualified investors (as defined in the Interim Measures of Private Investment Funds) in a non-public manner within the territory of the PRC. The Interim Measures of Private Investment Funds contain provisions relating to fund manager registration, private fund record keeping and filing requirements, qualified investor systems, regulations on fund raising by private funds, industry self-regulation and the supervision and administration measures of private funds.

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

On December 30, 2020, the CSRC released the Regulations on Strengthening the Supervision of Private Equity Investment Funds, which reiterate that private equity funds shall be privately raised from qualified investors, further clarify the investment requirements for private equity funds, strengthen the regulatory requirements for private equity fund managers and practitioners and other entities, and provide rules regarding connected transactions for private equity funds.

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

Regulations Relating to Insurance Agency

On November 12, 2020, the CBIRC issued the Regulatory Provisions on Insurance Agency which became effective from January 1, 2021. It stipulates the requirements of establishing an insurance agency, including (i) minimum registered capital, (ii) shareholder’s investment, (iii) senior management requirement, (iv) daily compliance management requirement, (v) sales of insurance products; and (vi) other statutory requirements. The CBIRC issued the Notice on Allowing Overseas Investors to Operate Insurance Agency Business in China on June 19, 2018, which permits insurance agencies established in China by overseas insurance agencies that have three or more years of operational experience to operate insurance agent businesses upon compliance with the relevant regulations regarding the insurance agency.

Regulations Relating to Insurance Broker

On February 1, 2018, the CIRC issued the Regulatory Provisions on Insurance Brokers, which became effective since May 1, 2018. The Regulatory Provisions on Insurance Brokers provide requirements relating to the operations of an insurance broker business and establishing of an insurance broker, including (i) filings procedures, (ii) minimum registered capital, (iii) senior management requirement, (iv) internal corporate governance requirement, and (v) business and financial information management system requirements. The CBIRC issued the Notice on Allowing Foreign Investment of Insurance Broker Business in China on April 27, 2018, which permits foreign insurance brokers that have obtained the insurance broker license approved by the CBIRC to operate the following insurance broker businesses in China: (i) drafting insurance plans, selecting insurers, and going through insurance application procedures for insurance applicants; (ii) assisting the insurance beneficiaries in making claims; (iii) reinsurance brokerage business; (iv) providing clients with disaster prevention, loss prevention or risk assessment and risk management consulting services; and (v) other business permitted by the CBIRC.

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

Regulations on Anti-Monopoly Matters Related to Internet Platform Companies

The PRC Anti-Monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conducts such as entering into monopoly agreements, abusing market dominance, and undertaking concentrations that may have the effect of eliminating or restricting competition. On February 7, 2021, the Anti-Monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines on Platform Economics. The guidelines prohibit certain monopolistic conducts of internet platforms to protect market competition, safeguard interests of users and operators who participate in internet platform economics, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology methods to block competitors’ interface, tying or attaching unreasonable trading conditions, compulsory collection of unnecessary user data). In addition, the guidelines also reinforce the requirement of antitrust merger review for internet platform related transactions to safeguard market competition.

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

The EIT Law provides that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. The income tax on the dividends may be reduced pursuant to a tax treaty between China and other applicable jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Tax Avoidance Arrangement, issued by the SAT on August 21, 2006 that took effect on December 8, 2006, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement, its protocols and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the in-charge tax authority. However, based on the SAT Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, issued and effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the SAT Announcement of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, issued on February 3, 2018 and effective from April 1, 2018, to determine the “beneficial owner” status of a resident of the treaty counterparty seeking to enjoy tax treaty benefits, a comprehensive analysis must be carried out in accordance with the factors set out in the announcement.

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

Regulations Relating to Intellectual Property

Regulations on Trademark Law

Trademarks in the PRC are governed by the Trademark Law of the PRC, last amended on April 23, 2019 and effective on November 1, 2019, and the Regulations for the Implementation of Trademark Law of the PRC, last amended on April 29, 2014 and effective on May 1, 2014. The Trademark Office of the National Intellectual Property Administration, or Trademark Office, is responsible for the registration and administration of trademarks throughout the PRC and the Trademark Review and Adjudication Board of the State Administration for Industry and Commerce under the State Council is responsible for handling trademark disputes.

Registered trademarks in the PRC refer to trademarks that have been approved and registered by the Trademark Office, including commodity trademarks, service trademarks, collective marks and certification marks. A trademark registrant will enjoy an exclusive right to use the trademark, which will be protected by laws and regulations. Any mark in the form of word, graphic, alphabet, number, 3D (three-dimension) mark, color combination, and voice or the combination of these elements that can distinguish the commodities of the natural person, legal person or other organizations from those of others can be registered as a trademark. A trademark for which an application is filed for registration must be distinctive to be distinguishable, and may not go against the legitimate rights previously obtained by others. A trademark registrant is entitled to include the words “Registered Trademark” or a sign indicating that it is registered.

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

Regulations on Patent Law

Patents in the PRC are mainly protected under the Patent Law of the PRC, or the Patent Law, which was issued by the NPC Standing Committee on March 12, 1984 and has been replaced by its latest amendment on June 1, 2020, and its implementation rules, which were promulgated by the State Council of the PRC on June 15, 2001 and last amended on January 9, 2010. The Patent Law and its implementation rules provide for three types of patents: “invention,” “utility model” and “design.” “Invention” refers to any new technical solution relating to a product, a process or improvement thereof; “utility model” refers to any new technical solution relating to the shape, structure, or their combination, of a product, which is suitable for practical use; and “design” refers to any new design of the shape, pattern, color or the combination of any two of them, of a product, that creates an aesthetic feeling and is suitable for industrial application. Invention patents are valid for 20 years, design patents are valid for 15 years, and utility model patents are valid for 10 years, each calculated from the date of application. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

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

Regulations on Copyright and Software Products

Under the Copyright Law of the PRC issued by the NPC Standing Committee on September 7, 1990, which has been replaced by its latest amendment on June 1 2020, works of Chinese citizens, legal persons or other organizations, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Similarly, under the Computer Software Protection Regulations issued by the State Council on June 4, 1991, last amended on January 30, 2013 and effective on March 1, 2013, Chinese citizens, legal persons and other organizations shall enjoy copyright on the software they develop, regardless of whether the software has been released publicly. Software copyright commences from the date on which the development of the software is completed. A software copyright owner may register with the software registration institution recognized by the copyright administration department of the State Council of the PRC. A registration certificate issued by the software registration institution is a preliminary proof of the registered items. The protection period for software copyright of a legal person or other organizations shall be fifty years, concluding on December 31 of the fiftieth year after the software’s initial release. In order to further implement the Computer Software Protection Regulations, the National Copyright Administration issued the Measures for the Registrations of Computer Software Copyright effective on February 20, 2002, which provides procedures for software copyright registration, license contract registration and transfer contract registration. The Copyright Protection Center of the PRC is mandated as the software registration institution under the regulations.

Regulations on Technology Export Control

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Foreign Trade Law, and it provides that foreign trade operators engaged in export of technologies shall report with the relevant governmental authorities. Pursuant to the Foreign Trade Law, where technologies exported are restricted or prohibited, or were exported without governmental permission, relevant authorities will impose penalties in accordance with the relevant laws and regulations, or will order the operators to conduct rectification, confiscate their illegal income, and impose fine of one to five times of the illegal income. If there is no illegal income or the amount of illegal income is less than RMB10,000, a fine ranging from RMB10,000 to RMB50,000 will be imposed.

On March 2, 2019, the State Council released the Regulations on the Administration of the Import and Export of Technology (2019 vision). The Regulations stipulate the definition of technology export, which refers to the transfer of technology from China to foreign countries by means of trade, investment or economic and technical cooperation. According to the Regulations, the relevant departments may establish a catalog of technologies that are restricted or prohibited from export, and the export of technologies in the “prohibited” part of the catalog is prohibited. For technologies in the “restricted” part of the catalog, approval from the government is required before the parties conduct substantive negotiations and sign a contract on the export, and an export license must be obtained before the export can be made.

On August 28, 2020, the Ministry of Commerce and the Ministry of Science and Technology jointly issued the Catalogue of Technologies Prohibited or Restricted from Export by China, or the Catalogue, which has replaced its previous version issued in 2001. The main purpose of the Catalogue is to regulate the export of technologies, promote technological improvement and expand economic and technological exchanges with foreign countries while safeguarding national economic security. With respect to artificial intelligence, five technologies were added to the negative list, including speech synthesis, voice recognition, smart review of exam answers, artificial intelligence user interface and data analysis-based personalized recommendation pushes. According to the Catalogue, for technologies which are categorized as the restricted export technology, an export license is required before export.

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

The Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign Invested Enterprises, or SAFE Circular 19, was issued by SAFE on March 30, 2015 and took effect on June 1, 2015, and was most recently amended on December 30, 2019, further expanding the extent of convertibility under direct investment. SAFE Circular 19 stipulates that the use of capital funds and exchange settlement funds by foreign-invested enterprises will be subject to foreign exchange management regulations and the implementation of negative list management.

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

On October 25, 2019, the SAFE issued the SAFE Circular 28. The SAFE Circular 28 cancels the restrictions on the domestic equity investment with capital of non-investment foreign-invested enterprises, including the capital obtained from foreign exchange settlement. Such investments should be real and should be in compliance with the relevant laws, regulations and rules, including the provisions of the 2020 Negative List. In addition, the SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

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

OneConnect Financial Technology Co., Ltd. (Cayman)
100%
Jin Yi Tong Limited (BVI)
Jin Yi Rong Limited (HK)
Ping An Oneconnect Bank (Hong Kong) Limited
Jin Rong Tong Limited (BVI)
OneConnect Financial Technology (HongKong) Co., Limited
10%
Jin Huang Cheng Limited (BVI)
OneConnect Financial Technology (Singapore) Co., Pte. Ltd.
90%
PT OneConnect Financial Technology Indonesia
OneConnect Smart Technology (Malaysia) Sdn. Bhd.
99.99%
OneConnect Smart Technology Philippines, Inc.
Jin Tai Yuan Limited (BVI)
Jin Cheng Long Limited (HK)
View Foundation International Limited (HK)
Offshore
Onshore
Shanghai OneConnect Financial Technology Co. Ltd.
OneConnect Smart Technology Co. Ltd. (Shenzhen) (1)
OneConnect Technology Services Co. Ltd. (Shenzhen)
Zhang Tong Shun (Guangzhou) Technology Co., Ltd.
Shanghai Finance Shield Information Technology Co., Ltd
Zhuhai Yirongtong Asset Management Co., Ltd.
Beijing OneConnect Digital Finance Technology Co. Ltd.
Beijing Fuguan International Consultant Co. Ltd.
Beijing Jinyongtai Insurance Broker Co., Ltd.
Beijing Mei An Insurance – Sales Agent Co., Ltd.
Shenzhen Xinxuan Internet Technology Co., Ltd.
Shenzhen OneConnect Chuang Pei Technology Co., Ltd.
99.9%
Shenzhen Kechuang Insurance Assessment Co., Ltd.
80%
Beijing BER Technology Development Co., Ltd.
Shenzhen BER Internet Information Service Co., Ltd.
Shanghai OneConnect Blockchain Technology Co., Ltd.
51.7%
Beijing Vantage Point Technology Co., Ltd.
Nanjing Vantage Point Software Technology Co., Ltd.
51%
Shenzhen OneConnect Information Technology Service Co., Ltd
Shenzhen Digital Certificate Authority Center Co., Ltd
Shenzhen OneConnect Cloud Technology Co., Ltd.
Equity interest
Contractual arrangement

(1)                                 The shareholders of Shenzhen OneConnect are Shenzhen Ping An Financial Technology Consulting Co., Ltd., or Ping An Financial Technology; Shanghai Jin Ning Sheng Enterprise Management Limited Partnership, or Shanghai Jin Ning Sheng; Shenzhen Lanxin Enterprise Management Co., Ltd., or Shenzhen Lanxin; and Urumqi Guang Feng Qi Investments Limited Partnership, or Guang Feng Qi, which hold 44.3%, 7.4%, 22.2% and 26.2% equity interest in Shenzhen OneConnect, respectively.

(2)                                 Shenzhen Huaxinhe Information Technology Co., Ltd., Zhuhai Ruisheng Chuangye Investment LLP and Guangzhou Fengxun Shengdao Information Technology Co., Ltd, or Fengxun Shengdao, which hold 81.6%, 15.0%, and 2.3% equity interest in Shenzhen Digital Certificate Authority Center Co., Ltd, or Shenzhen CA, respectively, have entered into contractual arrangements with Zhang Tong Shun (Guangzhou) Technology Co., Ltd., or Zhang Tong Shun, and Shenzhen CA that allow Zhang Tong Shun to exercise effective control over the business operation of Shenzhen CA and enjoy the relevant economic interests derived from it.

Contractual Arrangements

Contractual Arrangements with Shenzhen OneConnect and Shenzhen OneConnect Shareholders

Foreign ownership of companies that engage in value-added telecommunication services is subject to certain restrictions under Chinese laws and regulations. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interest in a value-added telecommunication service provider other than an e-commerce service provider, a domestic multi-party communications service provider, a data collection and transmission service provider or a call center, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. We are an exempted company incorporated in the Cayman Islands, and our subsidiary Shenzhen OneConnect Technology is considered a foreign-invested enterprise. To comply with the Chinese laws and regulations described above, we primarily conduct our business in China through Shenzhen OneConnect, and its subsidiaries in China, based on a series of contractual arrangements.

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

Pursuant to the share purchase agreement and its supplementary agreement in connection with our acquisition of View Foundation, which was entered into in August, 2019 and further amended in February 2021, we and the selling shareholder of View Foundation will procure Shenzhen Huaxinhe Information Technology Co., Ltd., Zhuhai Ruisheng Chuangye Investment LLP and Fengxun Shengdao to transfer their respective equity interest in Shenzhen CA to our designated entity. The transfers of equity interest in Shenzhen CA are subject to reporting procedures to the relevant PRC authorities.

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

D.    Property, Plants and Equipment

Our corporate headquarters are located at 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong Province, PRC. We also have offices in the Hong Kong SAR, Shenzhen, Shanghai, Beijing and Chengdu in China, Singapore, and Jakarta, Indonesia. These facilities have an aggregate of over 38,500 square meters and currently accommodate our management, research and development, sales and marketing, as well as general and administrative activities. Our main IT infrastructure is deployed on Ping An Financial Cloud, so we do not own or lease any data centers in China, the Hong Kong or Singapore.

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

We believe that partnering with our financial institution customers is important in driving our success. Under our “adopt-deepen-integrate” customer-development approach, we provide “hook products” to financial institutions, at low or even no charge, to attract usage. We subsequently seek to deepen our relationships with these customers through cross-selling to them higher margin products and, ultimately, platform integration. Our net expansion rate in 2020 for our 2019 customers was 123%, and our net expansion rate in 2019 for our 2018 customers was 119%.

We have adopted a transaction-based revenue model that enables us to participate in our customers’ growth and achieve visible revenue streams that are fast-growing and highly recurring. Under this revenue model, we primarily price our solutions based on the transaction volume generated on our platform or our financial institution customers’ other usage of it. We monetize a variety of transaction types, including loans generated, claims processed, databases queried and API calls made. We believe this model allows financial institutions to quickly adopt and begin using our platform, which allows our platform to form an extensive customer base and further capture greater value-upside. In 2020, 75.5% of our revenue was transaction based. In addition to technology applications, we also provide our financial institution customers with business services to enable them to grow their business with our extensive industry expertise and customer insights.

We have achieved significant growth in our client base and revenues since our inception. As of December 31, 2020, we had served all of China’s major banks, 98% of its city commercial banks, and 57% of its insurance companies, collectively reaching hundreds of millions of end-customers. Since our establishment in December 2015, our platform has supported Chinese financial institutions in serving RMB2.1 trillion of transactions for their end-customers. Through our platform, in 2020 on a daily basis, we facilitated over 297,000 anti-fraud checks, 4.3 million credit risk assessments, and the processing of approximately 16,000 auto insurance claims. Our revenue increased at a CAGR of 53.07% from RMB1,413.5 million in 2018 to RMB3,312.3 million (US$507.6 million) in 2020.

Key Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting China’s technology-as-a-service for financial institutions market, which include China’s overall economic growth and the growth of its financial industry, competitive landscape for technology and business spending by financial institutions, financial institutions’ acceptance of advanced technology services, and regulation and policies affecting technology services and financial institutions. Unfavorable changes in any of these general conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

While our business is influenced by general factors affecting the spending on technology and business by financial institutions in China, we believe that our results of operations are more directly affected by certain company-specific factors, including:

Growth of Customer Transaction Volume and Depth of Our Customer Relationships

We focus on a transaction-based revenue model, where we initially provide implementation services and later on charge our financial institution customers based on the transaction volume generated on our platform or their other usage of it. As a result, our results of operations largely depend on the growth of our customers’ transaction volume or usage of our platform, which in turn, is affected by the effectiveness of our solutions. For example, we provide our customers with a set of tailored business services to catalyze transaction volume or usage of our platform. As our customers’ transaction volume or usage of our platform increases, we are able to generate more transaction-based fee revenue. The growth of our customers’ transaction volume is also affected by other factors such as general-economic and market conditions and regulatory developments.

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

Since the outbreak of COVID-19, our operations have been negatively affected by delays in project implementation, client interaction and general uncertainties surrounding the effective and timely constraint of the COVID-19. As a result, customer usage of our solutions and our revenue have been negatively affected. However, the pandemic has led more financial institutions to reevaluate their IT strategies and accelerated demand for digitalization and interest in our cloud-based solutions, as these institutions seek to optimize their operational efficiency and reduce costs. While we have been proactively working with existing and new customers to provide them operation support services and assist them in their shift to cloud-based solutions amid the interruptions, we cannot assure you these initiatives and efforts will successfully mitigate the impact. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—COVID-19 outbreak has adversely affected, and may continue to adversely affect, our financial and operating performance.”

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

Expansion of Our Customer Base

Our growth depends on our ability to expand our customer base, which mainly consists of financial institutions. The number of our premium customers increased from 40 in 2017 to 594 in 2020. Expanding our customer base, especially our premium customers, supports our sustainable growth. We are also focused on increasing revenue from our third-party customers, which refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period, to further diversify our client base. Customer satisfaction among a growing and more diversified customer base will strengthen our brand and reputation which, in turn, will create opportunities for our further expansion.

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

Impact of COVID-19

The emergence of a novel strain of coronavirus, later named COVID-19, has affected China and many other countries since December 2019. Our operations have been negatively affected by delays in project implementation, on-site work, business development, client interaction and general uncertainties surrounding the extent of lockdowns and other travel restrictions imposed by China and various foreign countries. Although most travel restrictions have eased in China, international travel restrictions and temporary lock-downs in countries in South East Asia, where we conduct some of our international operations have remained in place in the second quarter of 2020. As a result, customer usage of our solutions and our revenue have been and will continue to be adversely affected. For example, our revenue from business origination services decreased by 21.4% to RMB605.7 million (US$92.8 million) in 2020 from RMB770.9 million in 2019. Please refer to “Item 3.D. Risk Factors — Risks Relating to Our Business and Industry — COVID-19 outbreak has adversely affected, and may continue to adversely affect, our financial and operating performance.”

However, the pandemic has led more financial institutions to reevaluate their IT strategies and accelerated demand for digitalization and interest in our cloud-based solutions, as these institutions seek to optimize their operational efficiency and reduce costs. We have been proactively working with existing and new customers to provide them operation support services and assist them in their shift to cloud-based solutions amid the pandemic-related interruptions. As we continue to deliver strong support to our customers, our revenue from operation support services increased from RMB583.0 million in 2019 to RMB1,061.4 million (US$162.7 million) in 2020.

The outlook for the pandemic remains fluid, and the full and long-term implications from COVID-19 on our business and results of operations are uncertain. We will continue to closely monitor the situation and adjust our business to meet the evolving customer demand.

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

We categorize non-Ping An Group customers that contribute annual revenue of at least RMB100,000 in the applicable year as our premium customers. Our premium customers exclude Ping An Group and its subsidiaries but include customers that we have direct contracts with, and provide direct services to, where payments for these services have been made through contractual arrangements that we have with others, including Ping An Group.

The following tables set forth our number of customers and their revenue contribution for the respective periods:

	As of or for the year ended December 31,
	2018		2019		2020
	Number of	Revenue	Number of	Revenue	Number of	Revenue
	customers(4)	RMB	customers(4)	RMB	customers(4)	RMB	US$
		(in millions)		(in millions)		(in millions)
Ping An Group(1)	N/A	527.6	N/A	994.7	N/A	1,726.8	264.6
Premium Customers(2)	221	865.3	473	1,305.8	594	1,517.3	232.5
Basic Customers(3)	3,272	20.6	3,234	27.3	3,408	68.2	10.5
Total	N/A	1,413.5	N/A	2,327.8	N/A	3,312.3	507.6

(1)                                 Includes 36, 33 and 38 legal entities in Ping An Group in 2018, 2019 and 2020, respectively. We treat Ping An Group and its subsidiaries as a single customer because they are consolidated subsidiaries of Ping An Insurance (Group) Company of China, Ltd. Includes RMB10.5 million, RMB10.5 million and RMB5.2 million (US$0.8 million) in 2018, 2019 and 2020, respectively, from Guangzhou Ping An Haodai, or Haodai, a Ping An Group subsidiary. These payments were made by Haodai’s customers directly.

(2)                                 Includes Lufax Group, see note 5(a) to our audited consolidated financial statements included elsewhere in this annual report. In 2018, 2019 and 2020, it also includes RMB129.9 million, RMB14.5 million and RMB3.2 million (US$0.5 million) in relation to the lending solutions we provided to third party customers that we had direct contracts with, and provided direct services to, where payments for these services were made through contractual arrangements that we have with others, including Ping An Group.

(3)                                 Refers to the cumulative number of basic customers from our inception to December 31 of the respective years. Therefore the numbers of basic customers presented in the table include customers that did not make any purchase from us in the relevant year. In 2018, 2019 and 2020, 2,692, 2,014 and 1,396 of these basic customers were non-paying customers in the relevant year, respectively.

(4)                                 We treat legal entities within the same corporate group as one customer (to the extent we are aware of such relationship). Other than Ping An Group and its consolidated subsidiaries, we had 52, 55 and 188 corporate group customers in 2018, 2019 and 2020, respectively.

Revenue per Premium Customer

Our premium customers contributed to the majority of our total revenue. We use revenue per premium customer (consisting of both newly added premium customers and existing premium customers) to evaluate the expansion of our premium customers on a year-on-year basis. Mature premium customers tend to use more products and generate higher transaction volume than new premium customers. The change of composition of premium customers may result in volatilities in revenue per premium customer. We have added a substantial number of new premium customers in 2018, 2019 and 2020 (the total number of premium customers increased significantly from 40 in 2017 to 221 in 2018 to 473 in 2019 and further to 594 in 2020). As a result, our revenue per premium customer was RMB2.6 million (US$0.4 million) in 2020, compared with RMB2.8 million in 2019 and RMB3.9 million in 2018. As we continue to solidify our partnership with newly developed premium customers, we expect their transaction volume and revenue to grow over time.

Revenue from Third-Party Customers

We are focused on increasing revenue from our third-party customers, which refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period. These customers are a key focus of our diversification strategy. Our revenue from third-party customers increased substantially from RMB498.7 million in 2018 to RMB1,034.1 million in 2019, and further by 20.1% to RMB1,242.2 million (US$190.4 million) in 2020.

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

We believe that partnering with our financial institution customers is important in driving our success. Under our “adopt—deepen—integrate” customer-development approach, we provide “hook products” to financial institutions, at low or even no charge, to encourage adoption of our products. We subsequently seek to deepen our relationships with these customers through cross-selling to them higher margin products and, ultimately, platform integration. Our net expansion rate in 2020 for our 2019 customers was 123%, and our net expansion rate in 2020 for 2019 premium customers was 84%. Our net expansion rate in 2019 for our 2018 customers was 119%, and our net expansion rate in 2019 for 2018 premium customers was 84%. The increase in our net expansion rates in 2020 compared to 2019 was as a result of increased demands for digitalization and cloud-based solutions from our existing customers.

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

Transaction-Based and Support Services Revenue

Our revenue from transaction-based and support services consists of (i) revenue from business origination services, which primarily include retail banking business origination service modules, (ii) revenue from risk management services, which primarily include retail and SME risk management solutions, and auto insurance operation and services solution, (iii) revenue from operation support services, which primarily include AI customer services and adjuster and roadside assistance management modules, (iv) revenue from post-implementation support services, and (v) revenue from other services, which primarily include auto parts sourcing services and asset management solutions.

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

The following table sets forth the breakdown of cost of revenue by nature for the periods presented:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Employee benefit expenses(1)	76,864	200,843	302,377	46,341
Technology service fee	382,221	473,304	868,643	133,125
Technology service fee—business service fees(2)	230,604	268,345	552,799	84,720
Technology service fee—labor related costs(1)	151,617	204,959	315,844	48,405
Business origination fee(2)	224,405	291,883	251,988	38,619
Outsourcing labor costs(2)	82,683	198,537	236,207	36,200
Other costs(2)(3)	30,907	85,508	131,162	20,101
Amortization of intangible assets	227,006	308,551	275,479	42,219
Amortization of application and platform contributed by Ping An Group relating to revenue generation	197,189	115,028	—	—
Amortization of internally developed application and platform relating to revenue generation	7,212	121,474	163,117	24,999
Amortization of acquired software and other intangible assets	22,605	72,049	112,362	17,220
Depreciation of property and equipment	778	2,362	2,978	456
Total	1,024,864	1,560,988	2,068,834	317,063

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

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of employee benefit expenses. Employee benefit expenses recognized in selling and marketing expenses mainly include wages, salaries and other benefits of employees from our sales and marketing functions. Such employee benefit expenses were RMB222.0 million, RMB419.6 million and RMB416.8 million (US$63.9 million) in 2018, 2019 and 2020, respectively, representing the majority of our selling and marketing expenses for the same periods.

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

General and Administrative Expenses

Our general and administrative expenses primarily include employee benefit expenses and depreciation of property and equipment. Employee benefit expenses recognized in general and administrative expenses mainly include wages, salaries and other benefits of our general management and back office employees. Employee benefit expenses were RMB260.2 million, RMB367.2 million and RMB439.4 million (US$67.3 million) in 2018, 2019 and 2020, respectively, representing the largest expenses in our general and administrative expenses for the same periods. Depreciation of property and equipment recognized in general and administrative expenses mainly represents depreciation of properties and equipment which are for general and administrative use. Depreciation of property and equipment was RMB84.7 million, RMB105.7 million and RMB122.9 million (US$18.8 million) in 2018, 2019 and 2020, respectively.

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

Net Impairment Losses on Financial and Contract Assets

Our net impairment losses primarily include provisions of impairment for trade receivables, contract assets and other receivables.

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

The table below sets forth a reconciliation of our gross profit to non-IFRS gross profit and non-IPRS gross profit margin for the periods indicated:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for %)
Reconciliation
Gross profit	388,625	766,858	1,243,456	190,568
Non-IFRS adjustment:
Amortization of intangible assets recognized in cost of revenue	227,006	308,551	293,141	44,926
Depreciation of property and equipment recognized in cost of revenue	778	2,362	2,978	456
Share-based compensation expenses recognized in cost of revenue	—	2,294	6,904	1,058
Non-IFRS gross profit	616,409	1,080,065	1,546,479	237,008
Non-IFRS gross profit margin	43.6%	46.4%	46.7%	46.7%

Our non-IFRS gross profit margin increased from 43.6% in 2018 to 46.4% in 2019, primarily due to (i) our continuous efforts in optimizing our product mix, for example, an increase in revenue from solutions and modules with higher margins, such as risk management solutions, and (ii) the higher standardization of our products as our solutions and modules continued to mature. Our non-IFRS gross profit margin remained relatively stable at 46.7%, compared with 46.4% in 2019 .

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

Indonesia

The income tax provision in respect of our operations in Indonesia was calculated at the tax rate of 0.5% on the gross revenue for the year ended December 31, 2018, 2019, and 25% on the taxable profits for the year ended December 31, 2020.

Singapore

The income tax provision in respect of our operations in Singapore was calculated at the tax rate of 17% on the taxable profits during the periods presented, based on the existing legislation, interpretations and practices. During the quarter ended December 31, 2019, we received an award from the Singapore Economic Development Board for a Development and Expansion Incentive that will reduce our local tax on Singapore income from a statutory rate of 17% to 5%, effective for fiscal years 2019 through 2028. No Singapore profits tax was provided for as there was no estimated taxable profits that was subject to Singapore profits tax during the years ended December 31, 2018, 2019 and 2020.

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

	Year ended December 31,
	2018		2019		2020
	(in thousands, except %)
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue
Revenue	1,413,489	100.0	2,327,846	100.0	3,312,290	507,631	100.0
Cost of revenue(1)	(1,024,864)	(72.5)	(1,560,988)	(67.1)	(2,068,834)	(317,063)	(62.5)
Gross profit	388,625	27.5	766,858	32.9	1,243,456	190,568	37.5
Research and development costs incurred	(821,441)	(58.1)	(1,146,940)	(49.3)	(1,349,292)	(206,788)	(40.7)
Less: capitalized	362,260	25.6	190,845	8.2	176,002	26,973	5.3
Research and development expenses(1)	(459,181)	(32.5)	(956,095)	(41.1)	(1,173,290)	(179,815)	(35.4)
Selling and marketing expenses(1)	(441,932)	(31.3)	(635,673)	(27.3)	(629,488)	(96,473)	(19.0)
General and administrative expenses(1)	(519,795)	(36.8)	(756,681)	(32.5)	(834,917)	(127,957)	(25.2)
Net impairment losses on financial and contract assets	(2,224)	(0.2)	(45,167)	(1.9)	(134,519)	(20,616)	(4.1)
Other income, gains or loss—net	(79,860)	(5.6)	(74,254)	(3.2)	58,432	8,955	(1.8)
Operating loss	(1,114,367)	(78.8)	(1,701,012)	(73.1)	(1,470,326)	(225,337)	(44.4)
Finance income	129,435	9.2	128,261	5.5	77,237	11,837	2.3
Finance costs	(163,442)	(11.6)	(174,831)	(7.5)	(150,363)	(23,044)	(4.5)
Finance costs—net	(34,007)	(2.4)	(46,570)	(2.0)	(73,126)	(11,207)	(2.2)
Share of net losses of associate and joint venture	(15,442)	(1.1)	(14,854)	(0.6)	(7,802)	(1,196)	(0.2)
Loss before income tax	(1,163,816)	(82.3)	(1,762,436)	(75.7)	(1,551,254)	(237,740)	(46.8)
Income tax benefit/ (expense)	(26,469)	(1.9)	74,924	3.2	137,131	21,016	4.1
Loss for the year/period	(1,190,285)	(84.2)	(1,687,512)	(72.5)	(1,414,123)	(216,724)	(42.7)

(1)                                 Share-based compensation expenses were allocated as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenue	—	2,294	6,904	1,058
Research and development expenses	—	29,206	26,635	4,082
Selling and marketing expenses	—	25,916	21,049	3,226
General and administrative expenses	7,751	18,948	35,064	5,374
Total	7,751	76,364	89,652	13,740

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

The table below presents our revenue by type for the periods indicated and the period-on-period change, in absolute amount and by percentage.

	Year ended December 31,
	2019		2020			Change
	RMB	%	RMB	US$	%	RMB	US$	%
	(in thousands, except %)
Implementation revenue	570,822	24.5	851,856	130,553	25.7	281,034	43,070	49.2
Transaction-based and support revenue
—Business origination services	770,893	33.1	605,733	92,833	18.3	(165,160)	(25,312)	(21.4)
—Risk management services	327,120	14.1	362,530	55,560	10.9	35,410	5,427	10.8
—Operation support services	582,968	25.0	1,061,445	162,674	32.0	478,477	73,330	82.1
—Cloud services platform	—	—	314,338	48,174	9.5	314,338	48,174	—
—Post-implementation support services	36,000	1.5	55,678	8,533	1.7	19,678	3,016	54.7
—Others	40,043	1.7	60,710	9,304	1.8	20,667	3,167	51.6
—Sub-total	1,757,024	75.5	2,460,434	377,078	74.3	703,410	107,802	40.0
Total	2,327,846	100.0	3,312,290	507,631	100.0	984,444	150,873	42.3

Our revenue increased by 42.3% to RMB3,312.3 million (US$507.6 million) in 2020 from RMB2,327.8 million in 2019 as a result of increases in both implementation revenue and transaction-based and support service revenue.

•                  Our implementation revenue increased by 49.2% to RMB851.9 million (US$130.6 million) in 2020 from RMB570.8 million in 2019, primarily due to the increase in number of customers.

•                  Our transaction-based and support services revenue increased by 40.0% to RMB2,460.4 million (US$377.1 million) in 2020 from RMB1757.0 million in 2019, primarily due to (i) an increase of RMB478.5 million (US$73.3 million) in our revenue from operational support services, primary from the increase in demand for AI customer service and roadside assistance; and (ii) an increase of RMB314.3 million (US$48.2 million) in our revenue from cloud services platform, which was newly launched in the second quarter of 2020. The increase was partially offset by an decrease of RMB165.2 million (US$25.3 million) in our revenue from business origination services, primarily due to our continuous phasing out of low-value solutions and cautions among financial institutions in response to tightened regulations.

Cost of Revenue

Our cost of revenue increased by 32.5% to RMB2,068.8 million (US$317.1 million) in 2020 from RMB1561.0 million in 2019. The increase was primarily driven by (i) an increase in business service fees, which consist of business service fees under technology service fee, business origination fee, outsourcing labor costs, and other costs, by 38.8% to RMB1,172.2 million (US$179.6 million) in 2020 from RMB844.3 million in 2019 and (ii) the increase in labor-related costs, which consist of employee benefit expenses and labor-related costs under technology service fee, by 52.3% to RMB618.2 million (US$94.7 million) in 2020 from RMB405.8 million in 2019. This increase was partially offset by a 10.7% decrease in amortization of intangible assets to RMB275.5 million (US$42.2 million) in 2020 from RMB308.6 million in 2019.

The increase in business service fees was primarily driven by an106.0% increase in business service fees under technology service fee to RMB552.8 million (US$84.7 million) in 2020 from RMB268.3 million in 2019, primarily related to AI customer service solution and cloud services platform. . Business service fees as a percentage of revenue remained relatively stable at 35.4% in 2020, compared to 36.3% in 2019.

The increase in labor related costs was primarily driven by a 54.1% increase in labor-related costs under technology service fee to RMB315.8 million (US$48.4 million) in 2020 to RMB205.0 million in 2019 and a 50.6% increase in employee benefit expenses to RMB302.4 million (US$46.3 million) in 2020 from RMB200.8 million in 2019, which were primarily related to the launch of new solutions. Labor related costs as a percentage of revenue increased from 17.4% in 2019 to 18.7% in 2020, primarily due to increase in revenue percentage from implementation services which were more labor intensive and launch of new solutions.

Amortization of intangible assets recognized in cost of revenue decreased by 10.7% to RMB275.5 million (US$42.2 million) in 2020 from RMB308.6 million in 2019, primarily because we did not recognize amortization of software and platform contributed by Ping An Group relating to revenue generation in 2020, as it had been fully amortized by July 31, 2019.

Gross Profit

As a result of the foregoing, our gross profit increased by 62.1% to RMB1,243.5 million (US$190.6 million) in 2020 from RMB766.9 million in 2019. Our gross profit margin increased to 37.5% in 2020 from 32.9% in 2019, primarily due to lower channel fees related to business origination services paid to third-parties due to changes in product mix and less amortization of intangible assets.

Our non-IFRS gross margin remained relatively stable at 46.7% in 2020 compared with 46.4% in 2019.

Operating Expenses

Research and Development Expenses

Our research and development costs incurred increased by 17.6% to RMB1,349.3 million (US$206.8 million) in 2020 from RMB1,147.7 million in 2019 primarily due to higher expenses for new product development. The increase was driven by a 52.0% increase in technology service fee to RMB682.2 million (US$104.6 million) in 2020 to RMB448.9 million in 2019, which related to the upgrades of our platforms and research and development of new technologies and products. Our research and development expenses increased by 22.7% to RMB1,173.3 million (US$179.8 million) in 2020 from RMB956.1 million in 2019. The difference between our research and development costs incurred and our research and development expenses realized was our capitalization of research and development costs of RMB191.6 million and RMB176.0 million (US$27.0 million) related to the development of our products/modules in 2019 and 2020, respectively. We capitalized less research and development costs in 2020 compared to 2019. Our capitalized research and development costs as a percentage of revenue decreased to 5.3% in 2020 compared to 8.2% in 2019, as we benefited from greater economies of scale.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 1.0% to RMB629.5 million (US$96.5 million) in 2020 from RMB635.7 million in 2019, primarily due to decrease in traveling and marketing expenses by 10.1% to RMB84.4 million (US$12.9 million) in 2020 from RMB93.9 million in 2019 as a result of travel restrictions imposed because of COVID-19. Our selling and marketing expenses as a percentage of revenue decreased to 19.0% in 2020 from 27.3% in 2019, as we benefited from economies of scale.

General and Administrative Expenses

Our general and administrative expenses increased by 10.3% to RMB834.9 million (US$128.0 million) in 2020 from RMB756.7 million in 2019, primarily due to (i) an increase in employee benefit expenses by 19.7% to RMB439.4 million (US$67.3 million) in 2020 from RMB367.2 million in 2019 as a result of our increased general and administrative employee headcount; and (ii) an increase in professional service fees by 68.9% to RMB85.4 million (US$13.1 million) in 2020 from RMB50.5 million in 2019, which mainly related to business consulting. Our general and administrative expenses as a percentage of revenue decreased to 25.2% in 2020 from 32.5% in 2019, as a result of increased economies of scale.

Net Impairment Losses on Financial Assets

Our net impairment losses on financial assets increased substantially to RMB134.5 million (US$20.6 million) in 2020 from RMB45.2 million in 2019, primarily due to longer turnover days of trade receivables and contract assets.

Other Income (Loss), Net

We recorded RMB58.4 million (US$9.0 million) other income, net in 2020 while we recorded other loss, net of RMB74.3 million in 2019, primarily due to net foreign exchange gain in 2020, lower guarantee loss, net, and an increase in government grants, partially offset by higher net loss on derivatives. The net foreign exchange gain in 2020 compared to net foreign exchange loss in 2019 was due to the appreciation in U.S dollar. The decrease in guarantee loss was due to the lower losses from our legacy credit risk management services. The net loss on derivatives related to a forward exchange-rate product we purchased from Ping An Group.

Finance Income

Our finance income decreased by 39.8% to RMB77.2 million (US$11.8 million) in 2020 from RMB128.3 million in 2019, primarily due to our lower average cash balances, as we decreased our onshore bank borrowings in 2020.

Finance Costs

Our finance costs decreased by 14.0% to RMB150.4 million (US$23.0 million) in 2020 from RMB174.8 million in 2019, primarily due to our lower level of onshore bank borrowing. We pledged the offshore proceeds from our A-round financing for onshore bank borrowings.

Share of Net Losses of Associate and Joint Venture

Our share of net losses of associate decreased by 47.5% to RMB7.8 million (US$1.2 million) in 2020 from RMB14.9 million in 2019, due to a smaller loss from Puhui Lixin.

Loss Before Income Tax

As a result of the foregoing, our loss before income tax decreased to RMB1,551.3 million (US$237.7 million) in 2020 from RMB1,762.4 million in 2019.

Income Tax Benefit

Our income tax benefit increased by 83.0% to RMB137.1 million (US$21.0 million) in 2020 from RMB74.9 million in 2019, primarily because we had more deferred tax assets attributable to our increased operating loss carry-forwards in 2020.

Loss for the Year

As a result of the foregoing, our loss for the year decreased to RMB1,414.1 million (US$216.7 million) in 2020 from RMB1,687.5 million in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue

The table below presents our revenue by type for the periods indicated and the period-on-period change, in absolute amount and by percentage.

	Year ended December 31,
	2018		2019		Change
	RMB	%	RMB	%	RMB	%
	(in thousands, except %)
Implementation revenue	295,916	20.9	570,822	24.5	274,906	92.9
Transaction-based and support revenue
—Business origination services	554,957	39.3	770,893	33.1	215,936	38.9
—Risk management services	205,160	14.5	327,120	14.1	121,960	59.4
—Operation support services	309,502	21.9	582,968	25.0	273,466	88.4
—Post-implementation support services	27,442	1.9	36,000	1.5	8,558	31.2
—Others	20,512	1.5	40,043	1.7	19,531	95.2
—Sub-total	1,117,573	79.1	1,757,024	75.5	639,451	57.2
Total	1,413,489	100.0	2,327,846	100.0	914,357	64.7

Our revenue increased by 64.7% to RMB2,327.8 million in 2019 from RMB1,413.5 million in 2018 as a result of the increases in both implementation revenue and transaction-based and support service revenue.

•                  Our implementation revenue increased by 92.9% to RMB570.8 million in 2019 from RMB295.9 million in 2018, primarily due to our increased implementation of offerings such as our AI customer service solution, which was launched in August 2018, and the asset and liability management solution provided by Vantage Point Technology, a Beijing-based company we acquired in July 2018.

•                  Our transaction-based and support services revenue increased by 57.2% to RMB1757.0 million in 2019 from RMB1,117.6 million in 2018, primarily due to (i) the RMB273.5 million increase in our revenue from operation support services, primarily from our auto insurance operations and services solution, (ii) the RMB215.9 million increase in our revenue from business origination services, primarily from our SME financing and services solution, and (iii) the RMB122.0 million increase in our revenue from risk management services, which was mainly driven by increased revenue from our risk management for retail banking solution.

Cost of Revenue

Our cost of revenue increased by 52.3% to RMB1561.0 million in 2019 from RMB1,024.9 million for in 2018. The increase was primarily driven by (i) the increase in business service fees, which consist of business service fees under technology service fee, business origination fee, outsourcing labor costs, and other costs, by 48.5% to RMB844.3 million in 2019 from RMB568.6 million in 2018, (ii) the increase in labor related costs, which consist of employee benefit expenses and labor related costs under technology service fee, by 77.6% to RMB405.8 million in 2019 from RMB228.5 million in 2018, and (iii) the increase in amortization of intangible assets by 35.9% to RMB308.6 million in 2019 from RMB227.0 million in 2018.

The increase in business service fees was primarily driven by the increase in outsourcing labor costs by 140.1% to RMB198.5 million in 2019 from RMB82.7 million in 2018 primarily due to the continuing growth of our operation support services, and the increase in business origination fee by 30.1% to RMB291.9 million in 2019 from RMB224.4 million in 2018 generally in line with the increase in revenue from business origination services. Business service fees as a percentage of revenue decreased from 40.2% in 2018 to 36.3% in 2019, primarily due to the improvement in our product mix, with higher revenue contribution from solutions and modules with higher margins, and the higher standardization of our products as our solutions and modules matured.

The increase in labor related costs was primarily driven by the increase in employee benefit expenses by 161.3% to RMB200.8 million in 2019 from RMB76.9 million in 2018, as we increased the use of our own employees to develop and implement systems for our customers. Labor related costs as a percentage of revenue increased from 16.2% in 2018 to 17.4% in 2019 primarily due to the launch of new solutions.

Amortization of intangible assets recognized in cost of revenue increased by 35.9% to RMB308.6 million in 2019 from RMB227.0 million in 2018. Such increase primarily came from the amortization of the software and other intangible assets from Vantage Point Technology, Beijing BER and View Foundation, which we acquired in July 2018, June 2019 and August 2019, respectively, and from the amortization of our internally developed application and platform. We started to amortize the development cost of our internally developed software and platform in 2018 as some of them reached ready-to-use stage by then.

Gross Profit

As a result of the foregoing, our gross profit increased by 97.3% to RMB766.9 million in 2019 from RMB388.6 million in 2018. Our gross profit margin increased to 32.9% in 2019 from 27.5% in 2018, primarily due to (i) our continuous efforts in reviewing and optimizing our product mix, for example, an increase in revenue from solutions and modules with higher margins, such as risk management solutions, (ii) the higher standardization of our products as our solutions and modules continued to mature, and (iii) the decreased amortization of software and platform contributed by Ping An Group relating to revenue generation, as these had been fully amortized by July 31, 2019.

Our non-IFRS gross profit margin increased from 43.6% in 2018 to 46.4% in 2019, primarily due to (i) our continuous efforts in optimizing our product mix, for example, an increase in revenue from solutions and modules with higher margins, such as risk management solutions, and (ii) the higher standardization of our products as our solutions and modules continued to mature.

Operating Expenses

Research and Development Expenses

Our research and development costs incurred increased by 39.6% to RMB1,146.9 million in 2019 from RMB821.4 million in 2018 primarily due to increased expenses for new product development, which was driven by the increase in employee benefit expenses by 53.3% to RMB609.3 million in 2019 from RMB397.5 million in 2018, which related to higher research and development personnel headcount, as well as increase in technology service fee by 19.7% to RMB448.9 million in 2019 from RMB375.1 million in 2018, which related to the upgrades of our platforms and research and development of new technologies and products. Our research and development expenses increased by 108.2% to RMB956.1 million in 2019 from RMB459.2 million in 2018. The difference between our research and development costs incurred and our research and development expenses realized was because we capitalized research and development costs of RMB362.3 million and RMB190.8 million related to the development of our products/modules in 2018 and 2019, respectively. We capitalized more research and development costs in 2018 compared to 2019 because more research and development projects reached the point of commercialization in 2018 compared to 2019. Our capitalized research and development costs as a percentage of revenue decreased to 8.2% in 2019 compared to 25.6% in 2018, as we commercialized more new products in 2018 compared to 2019 and a result of our revenue increase over the year. We launched 13 new products in 2019, compared to 26 new products launched in 2018.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 43.8% to RMB635.7 million in 2019 from RMB441.9 million in 2018, primarily due to the increase in employee benefit expenses by 89.0% to RMB419.6 million in 2019 as a result of our higher sales and marketing sales and marketing employee headcount, and the increase in travelling expenses by 120.7% to RMB46.9 million in 2019, partially offset by a decrease in marketing and advertising fee of RMB27.0 million. Our selling and marketing expenses as a percentage of revenue decreased to 27.3% in 2019 from 31.3% in 2018, as we benefited from economies of scale.

General and Administrative Expenses

Our general and administrative expenses increased by 45.6% to RMB756.7 million in 2019 from RMB519.8 million in 2018, primarily due to the increase in employee benefit expenses by 41.1% to RMB367.2 million in 2019 from RMB260.2 million in 2018 as a result of our increased general and administrative employee headcount. Our general and administrative expenses as a percentage of revenue decreased to 32.5% in 2019 from 36.8% in 2018, as a result of increased economies of scale.

Net Impairment Losses on Financial Assets

Our net impairment losses on financial assets increased substantially to RMB45.2 million in 2019 from RMB2.2 million in 2018, primarily due to the provision of impairment of trade receivables and contract assets, primarily in relation to our overall business growth, and longer payment periods as we increased the provision of implementation service, which generally has longer payment cycles.

Other Loss, Net

Our other loss, net decreased to RMB74.3 million in 2019 from RMB79.9 million in 2018, primarily due to the decrease in guarantee loss, net as a result of the decreased losses from our legacy credit risk management services, and the lower foreign exchange loss, partially offset by the decrease in net gain on financial assets at fair value through profit or loss.

Finance Income

Our finance income decreased to RMB128.3 million in 2019 from RMB129.4 million in 2018, primarily due to the decreased interest income on bank deposits.

Finance Costs

Our finance costs increased to RMB174.8 million in 2019 from RMB163.4 million in 2018, primarily due to our higher level of bank borrowings.

Share of Net Losses of Associate and Joint Venture

Our share of net losses of associate decreased by 3.2% to RMB14.9 million in 2019 from RMB15.4 million in 2018, due to a smaller loss of Puhui Lixin, partially offset by our shared loss of the joint venture we established with a subsidiary of SBI Holdings, Inc.

Loss Before Income Tax

As a result of the foregoing, our loss before income tax increased to RMB1,762.4 million in 2019 from RMB1,163.8 million in 2018.

Income Tax Benefit or Expense

We recorded income tax benefit of RMB74.9 million in 2019 while we recorded an income tax expense of RMB26.5 million in 2018, primarily because we had more deferred tax assets attributable to our increased operating loss carry-forwards.

Loss for the Year

As a result of the foregoing, our loss for the year increased to RMB1,687.5 million in 2019 from RMB1,190.3 million in 2018.

B.  Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash and cash equivalents, wealth management products which are redeemable upon our request, bank borrowings and cash generated from shareholder financing activities, and proceeds from our initial public offering. As of December 31, 2020, we had cash and cash equivalents of RMB3,055.2 million (US$468.2 million), restricted cash of RMB2,280.5 million (US$349.5 million) and financial assets at fair value through profit or loss of RMB1,487.9 million (US$228.0 million). Our cash and cash equivalents primarily represent cash at banks, and our restricted cash consists primarily of pledged offshore bank deposits for onshore bank borrowings.

As of the date of this annual report, we had credit facilities from seven banks with an aggregate unused credit capacity of RMB5,532.1 million (US$847.8 million). These facilities include a comprehensive credit facility agreement with Ping An Bank, which is a member of Ping An Group, with an uncommitted, revolving credit of RMB1,500 million (US$229.9 million), which is available until September 25, 2021. The interest rates under this facility will be specified in each individual credit agreement, the receipt of the loan or other credit facility certificates. As of the date of this annual report, we had drawn down RMB298.4 million (US$45.7 million) under this facility, which will mature in March 2022.

In January 2021, we entered into a facility agreement with Bank of Shanghai, with a committed revolving credit of RMB2,000 million (US$306.5 million), which is available until January 8, 2022. As of the date of this annual report, we had drawn down RMB199 million (US$30.5 million) under this facility, which will mature in January 2022. This facility bears an annual interest rate of 3.3%.

We also had credit facilities with five other Chinese banks, which are China Everbright Bank, China Merchants Bank, Bank of China, Huaxia Bank and Xiamen International Bank. We had an aggregate of committed credit of RMB3,376 million (US$517.4 million) with these five banks. As of the date of this annual report, we had an aggregate drawn-down of RMB846.5 million (US$129.7 million) from these five banks, with maturities ranging from July 2021 to March 2022.

The weighted average annual interest rate under our outstanding borrowings was 4.15% as of December 31, 2020. None of our credit facilities contain a material financial covenant.

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

In utilizing the proceeds we expect to receive from our public offerings, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations.

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

The following table sets forth selected cash flow statement information for the periods indicated:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(489,237)	(1,817,454)	(704,145)	(107,915)
Net cash (used in)/generated from investing activities	(5,805,478)	570,839	1,315,725	201,644
Net cash generated from financing activities	5,999,403	1,754,557	1,533,838	235,071
Net increase/(decrease) in cash and cash equivalents	(295,312)	507,942	2,145,418	328,800
Cash and cash equivalents at the beginning of the year/period	847,767	565,027	1,077,875	165,192
Effects of exchange rate changes on cash and cash equivalents	12,572	4,906	(168,099)	(25,762)
Cash and cash equivalents at the end of year/period	565,027	1,077,875	3,055,194	468,229

Operating Activities

Net cash used in operating activities in 2020 was RMB704.1 million (US$107.9 million), while our loss before income tax for the same period was RMB1,551.3 million (US$237.7 million). The difference was primarily due to adjustments for non-cash and non-operating items of RMB727.8 million (US$111.5 million) and changes in working capital. The adjustments primarily include (i) depreciation and amortization of RMB421.2 million (US$64.6 million), which was primarily in relation to our software and platform; and (ii) net loss on derivatives of RMB281.7 (US$43.2 million), which was related to a forward exchange-rate product we purchased from Ping An Group, partially offset by an exchange gain of RMB285.7 million (US$43.8 million), which was due to the appreciation in U.S dollar in 2020. The changes in working capital primarily reflected (i) an increase of RMB602.3 million (US$92.3 million) in our financial investments measured at amortized cost from banking operations, which was related to our newly launched virtual bank business; (ii) an increase of RMB441.2 million (US$67.6 million) in our trade and other payable as a result of growth in our business; and (ii) an increase of RMB405.9 million (US$62.2 million) in customer deposits, which was related to our newly launched virtual bank business.

Net cash used in operating activities in 2019 was RMB1,817.5 million, while our loss before income tax for the same period was RMB1,762.4 million. The difference was primarily due to adjustment for non-cash and non-operating items of RMB734.3 million, primarily including adding back depreciation and amortization of RMB459.9 million, which was primarily in relation to our software and platform, and changes in working capital. The changes in working capital primarily reflected (i) an increase of RMB445.6 million in our trade receivables as a result of our overall business growth and longer payment periods, and (ii) an increase of RMB350.3 million in our trade and other payables as a result of growth in our business.

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

Investing Activities

Net cash generated from investing activities in 2020 was RMB1,315.7 million (US$201.6 million) primarily due to (i) our proceeds from sale of financial assets at fair value through profit or loss of RMB8,648.0 million (US$1,325.4 million), which related to our cash management activities; (ii) refund of restricted cash, net of RMB1,064.8 million (US$163.2 million) in relation to the pledge of offshore proceeds from our A-round financing for onshore bank borrowings.  The cash inflows were partially offset by our payment for financial assets at fair value through profit or loss of RMB8,433.1 million (US$1,292.4 million).

Net cash generated from investing activities in 2019 was RMB570.8 million primarily due to our proceeds from sale of financial assets at fair value through profit or loss of RMB6,693.1 million, which related to our cash management activities, and a refund of restricted cash of RMB708.1 million in relation to the pledge of offshore proceeds from our A-round financing for onshore bank borrowings, which were partially offset by our payment for financial assets at fair value through profit or loss of RMB5,808.5 million, payment for financial assets at fair value through other comprehensive income of RMB388.4 million, and payment for acquisition of subsidiary, net of cash acquired of RMB270.8 million in relation to our acquisitions of Beijing BER and View Foundation, payment for intangible assets of RMB216.7 million, and a capital investment of RMB100.0 million we made in Puhui Lixin.

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

Financing Activities

Net cash generated from financing activities 2020 was RMB1,533.8 million (US$235.1 million), primarily due to cash inflow of RMB2,722.4 million (US$417.2 million) for proceeds from issuance of ordinary shares in our follow-on offering and RMB2,2570 (US$345.9 million) for proceeds from short-term borrowings. This cash inflow was partially offset by RMB3,177.2 million (US$486.9 million) for repayments of short-term borrowings and related interest payment of RMB142.6 million (US$21.9 million).

Net cash generated from financing activities 2019 was RMB1,754.6 million, primarily due to the cash inflow of proceeds from short-term borrowings RMB4,286.9 million and issuance of ordinary shares upon initial public offering of RMB2,035.2 million. This cash inflow was partially offset by the cash outflow of RMB4,469.3 million for repayments of short-term borrowings and related interest payment of RMB144.3 million.

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

Capital Expenditures

Our capital expenditures were RMB459.8 million, RMB314.5 million and RMB265.2 million (US$40.0 million) for 2018, 2019 and 2020, respectively. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. We will continue to make capital expenditures to meet the needs of the expected growth of our business.

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

Consolidation of VIE

We exercise control over the VIEs and have the right to recognize and receive substantially all the economic benefits through contractual arrangements. We consider that we control the Vies notwithstanding the fact that we do not hold direct equity interests in it, as we have power over the financial and operating policies of the VIEs and receive substantially all the economic benefits from the business activities of the VIE and its subsidiaries through contractual arrangements. Accordingly, these VIEs are accounted for as controlled structured entities and their financial statements have also been consolidated by us.

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

Some of our contracts with customers contain multiple performance obligations. For these contracts, we account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling-price basis. Although each of the performance obligations sometimes has a separate contractual price agreed in the contract, we compare the contractual price with observable standalone market price, if any, or cost plus a margin price to assess the reasonableness of the pricing. If the contractual price for each performance obligation is assessed to be on market price basis, we use the contractual price to measure and recognize revenue for each performance obligation. If the contractual price for each performance obligation is assessed not to be on market price basis, we reallocate the total contract price to the identified performance obligations based on our best estimated standalone selling price of each performance obligation.

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

(a)                                 Implementation and post-implementation support service

Our implementation services represent customer-specific software development or customization services provided to customers for the use of our software in cloud offerings or on-premise IT environment. The implementation contract is either on a time and material basis or a fixed-fee basis. We invoice fees for implementation services monthly based on actual time and material incurred to date or according to pre-agreed payment schedules. After development, we grant the license to our customers to use the software with an indefinite life. The customer cannot benefit from the implementation service on its own without this license, and the perpetual license is a result of the implementation service. The implementation service and the perpetual license are highly interrelated, and within the context of the contracts, we promise to transfer implementation service together with the perpetual license to our customers as one output. Both the implementation service and the perpetual license to use the software are not distinct and thus should be combined together as one performance obligation. There is no sales/usage based royalty for the license to use the software in the arrangement.

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

(b) Transaction based service

We derive transaction-based service revenue primarily from business origination services, risk management service, operational support service and other services.

Business origination

We provide business origination services by assisting financial institutions in customer acquisition for their products including loans, wealth management products and insurance policies, etc..

In order to satisfy our performance obligation (that is, generating customer leads for financial institutions), we design marketing plans, source leads and analyze the leads. We generate customer leads for financial institutions through our own platform or from our channel partners. The leads sourced from our own platform or from our channel partners are grouped together and are screened and analyzed by us to ensure they meet customers’ criteria. When the leads are sourced from channel partners, we determined that we are the principal in providing the business origination services to the financial institutions because we control the leads sourced from our channel partners, and we screen and analyze those leads before delivering them to customers. For business origination services, we are primarily responsible for fulfilling the promise to generate customer leads to financial institutions, and we have full discretion in establishing the price for business origination services we provide to financial institutions, as well as the selection of and determination of prices paid to the channel partners. Accordingly, we record revenue based on the gross amount payable by the financial institutions and record the amount payable to our channel partners as cost of revenue. We recognize revenue for business origination services when a referral is successfully accepted by financial institutions.

We provide lending solutions to financial institutions which could involve multiple performance obligations including business origination, post-lending management service and a financial guarantee. Contracts with a financial guarantee obligation are referred to as “guarantee model” and contracts with a financial guarantee obligation are referred to as “non-guarantee model”. Under the guarantee model, we consider both borrower and lender our customers, where we receive consideration from borrowers. Under the non-guarantee model, we consider borrowers, lenders and insurance companies as our customers, where we receive consideration from insurance companies. We ceased entering into contracts under “guarantee model” before the end of January 2018 and ceased entering into contracts with variable fees under “non-guarantee model” before the end of September 2019 (collectively referred to as the “Ceased Lending Solution Contracts”).

We determined that we are not the legal lender or legal borrower (or receiver of deposits from investors) in the loan origination and repayment process. Therefore, we do not record loans receivable or payable arising from the loans between lenders and borrowers. We act as an agent to facilitate such loans.

We generally collect on a monthly basis over the loan period the entire consideration relating to business origination, post-lending management services and the financial guarantee, if any, as one combined fee. Loan contracts facilitated by us typically have a term of 36 months. Thus, the contract contains a significant financing component as the services for borrower referral are provided upfront but paid for over time. The total consideration is also variable. Under the guarantee model, the fee rate is fixed and the variability is mainly related to the prepayment risk of borrowers, in that the borrower can early repay the loans and the monthly service fee for the remaining period will be waived. Under the non-guarantee model, the fee includes a fixed component and a variable component which depends on the performance of the underlying loans, therefore the variability is mainly related to actual default rates of the portfolio of loans, along with the same prepayment risk. Variable fees are included as part of the total transaction price to the extent that it is highly probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable fee is subsequently resolved. We consider estimated prepayment risk and estimated default risk in determining our transaction price, using the expected value approach on the basis of historical information and current trends of prepayments and default. Further, given the service fees are collected over the typical loan term of 36 months, the transaction price is calculated as the present value of all probable collections, discounted using a discount rate that reflects the customers’ credit worthiness. In determining the appropriate discount rate, we consider credit characteristics of the customer (unless already dealt with when arriving at the transaction price) as well as the rate that would be used in a separate financing transaction between us and the customers for the probable payments involved.

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

Cloud platform services

Cloud platform services mainly represent value-added services provided to financial institutions, including computing, storage, database and backup services on a variety of cloud infrastructures.

For cloud platform contracts, we normally charge our customers based on usage of services at fixed charge rates, and invoice fees on periodic basis. The revenue from these services is recognized when the customers receive and consume the benefits of these services, based on the amount charged for such services.

Others

Other revenue mainly represents sales of products and asset management services and revenue from banking operation.

For sales of products, we recognize revenue net of discounts and return allowances upon the time when the products are delivered to customers.

For asset management services, we recognize service revenues ratably over the term of the service contracts.

For revenue from banking operations, interest income from financial assets measured at amortized cost from banking operations is recognized using the effective interest rate method. Fees and commissions are recognized on an accrual basis when the service has been provided or significantly performed.

Intangible Assets

Our intangible assets include application and platform, purchased software, development cost in progress, goodwill, business license and others.

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

•                  there is an ability to use or sell,

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

The useful lives of intangible assets are assessed by the period of bringing economic benefits to us.

Intangible assets with finite lives are subsequently amortized on straight-line basis over their useful economic life. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed, and adjusted if appropriate, at least at each year end. Intangible assets with indefinite useful lives are not amortized but are subject to annual impairment assessment.

Multiple Performance Obligations

We consider implementation and post-implementation support services as distinct performance obligations, and the business origination and post-lending management services as distinct performance obligations. However, we do not provide these services separately, and the third-party evidence of selling price does not exist either, as public information is not available regarding the amount of fees competitors charge for these services. As a result, we use the expected-cost-plus-a-margin approach to determine our best estimate of selling prices of the different deliverables as the basis for allocation. When estimating the selling prices, we consider the costs related to such services, profit margin, customer demand, effect of competition, and other market factors, if applicable. During the year ended December 31, 2020, the estimation of multiple performance obligations does not have a significant effect on our financial statements as relevant transaction has decreased due to Ceased Lending Solution Contracts.

Estimation of Variable Consideration

The total consideration for business origination service and post-lending management service provided by us to financial institution is variable. Under guarantee model, the fee rate is fixed and the variability is mainly related to the prepayment risk of borrowers that the borrower can early repay the loans and the monthly service fee for the remaining period will be waived. Under non-guarantee model, the fee includes a fixed component and a variable component which depends on the performance of portfolios of the underlying loans, therefore the variability is mainly related to actual default rates of portfolios of the loans, as well as the prepayment risk. Variable fees are included as part of the total transaction price to the extent that it is highly probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable fee is subsequently resolved. We consider estimated prepayment risk and estimated default risk in determining its transaction price, using the expected value approach on the basis of historical information and current trends of prepayments and default. Further, given that service fees are collected over the typical loan term of 36 months, the transaction price is calculated as the present value of all probable collections, discounted using a discount rate that reflects the customers’ credit worthiness. During the years ended December 31, 2019 and 2020, the estimation of variable consideration does not have a significant effect on our financial statements as relevant transaction has decreased due to Ceased Lending Solution Contracts.

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

Subsequent to initial recognition, the guarantee liabilities are measured at the higher of the amount determined in accordance with the expected credit loss model under IFRS 9 Financial Instruments and the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15 Revenue from Contracts with Customers. The measurement of the expected credit loss of the underlying guaranteed loans takes into account our historical loss record and those of other comparable companies in the market/industry, current and forward looking economics conditions. During the years ended December 31, 2019 and 2020, the measurement of financial guarantee liability does not have a significant effect on our financial statements as relevant transaction has decreased due to Ceased Lending Solution Contracts.

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

During the year ended December 31, 2020, no impairment was provided for goodwill. Impairment charge of RMB17.7 million and RMB5.6 million was charged to cost of revenue and research and development expenses, respectively, for other intangible assets.

Allocation of amortization of intangible assets between cost of revenue and research and development expenses

Our intangible assets are mainly used in provision of services to customers and therefore our amortization is recognized as cost of revenue, except that platform and application with an original cost of RMB690,910,000 contributed by Ping An Group has been used in the provision of services to customers and concurrently been used as the foundation to research and develop new or upgraded products and services. With the assistance of a third party valuation firm, the original cost of RMB690,910,000 of platform and application contributed by Ping An Group is split between two components. The first component of RMB591,640,000 is arrived at based on a discounted cash flow valuation assuming that we had obtained the license to use the platform but had not obtained intellectual property rights of the platform and thus no revenue would be generated from new products in the future. The other component of RMB99,270,000 is considered as the value related to the potential of intellectual property rights (such as software codes) which are to be used in research and development activities. The amortization of platform and application with an original cost of RMB690,910,000 contributed by Ping An Group is then allocated to cost of revenue and research and development expenses based on the ratio of the above two components. Significant judgement, in particular the disaggregation of cash flow between the two components, has been made in arriving at the valuation of these two components based on which the related amortization is allocated to cost of revenue and research and development expenses. During the years ended December 31, 2019 and 2020, the allocation of amortization does not have a significant effect on our financial statements as the application and platform contributed by Ping An Group had been fully amortized in July 2019.

Capitalization of Development Costs

Costs incurred in upgrading existing application and platform (primarily relating to upgrade of the existing features or additions of new features/modules) and developing new application and platform are capitalized as intangible assets when recognition criteria are fulfilled. We have applied judgement in determining that the recognition criteria required for capitalization of such costs had been met, including whether it is technical feasible to complete the application and platform, and whether the application and platform under development will generate probable future economic benefits based on the historical experience of the existing products and the prospects of the markets. Any severe change in market performance or technology advancement will have an impact on the development costs capitalized.

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

Significant items on which we have exercised accounting judgment include recognition of deferred tax assets in respect of tax losses. Recognition of the deferred tax assets involves judgment regarding our future financial performance.

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

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, we revise our estimates of the number of options that are expected to vest based on non-market performance and service conditions. We recognize the impact of any revision to original estimates, if any, in our statement of comprehensive income, with a corresponding adjustment to equity.

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

D.  Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

As of December 31, 2018, 2019 and 2020, our maximum guarantee exposure, which represents our total liability if all borrowers under the loans for which we provided credit enhancement were to default, was RMB1,348.6 million, RMB467.2 million and RMB6.6 million (US$1.0 million), respectively.

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

F.  Tabular Disclosure of Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2020:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(RMB in thousands)
Operating Lease Obligations	140,690	90,098	49,882	714	—

Operating lease obligations relate to non-cancellable operating leases for our office premises.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.

G.  Safe Harbor

See “Forward-Looking Statements” in this annual report.

ITEM 6.    DIRECTORS, SENIOR MANANGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Wangchun Ye	66	Chairman of the Board of Directors and Chief Executive Officer
Rong Chen	52	Director and Co-General Manager
Sin Yin Tan	44	Director
Rui Li	49	Director
Wenwei Dou	55	Director
Min Zhu	42	Director
Yaolin Zhang	63	Independent Director
Tianruo Pu	52	Independent Director
Wing Kin Anthony Chow	70	Independent Director
Runzhong Huang	48	Executive Vice President
Wei Jye Jacky Lo	44	Chief Financial Officer
Yiming Fei	42	Board Secretary

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

Ms. Rong Chen is our co-general manager and has served as our director since October 2017 and is the vice chairman of PAOB since 2019. Prior to joining us, Ms. Chen served as a vice president of Ping An Bank from April 2014 to September 2017, and she also served as the chief financial officer of Ping An Bank from September 2016 to September 2017. Prior to that, Ms. Chen served as the assistant to the president of Ping An Bank from January 2012 to March 2014. From July 1993 to January 2012, Ms. Chen served in various senior management positions at Shenzhen Development Bank Co., Ltd., as the predecessor of Ping An Bank, including as the chief operating officer, the chief internal auditor, the executive director of the credit risk, and the president of Shenzhen branch. Ms. Chen received her master’s degree in business economics from Zhongnan University of Economics and Law in 1993.

Ms. Sin Yin Tan has served as our director since October 2017. She is currently the Group co-CEO and Executive Board Director of Ping An Group, overseeing the Group’s technology businesses and digital innovation. She is a standing member of Ping An Group’s Executive Management Committee and Investment Management Committee across insurance, banking, investment and technology business. She serves on the board for various Ping An subsidiaries, including Ping An Bank (also a public company), Ping An Life Insurance and Ping An P&C Insurance. Before joining Ping An Group, Ms. Tan was a global partner at McKinsey & Company, and served clients in U.S.A. and Asia for over 10 years. Ms. Tan graduated from Massachusetts Institute of Technology with Masters of Engineering in Electrical Engineering and Computer Science, and two bachelor degrees in Electrical Engineering and Economics.

Dr. Rui Li has served as our director since September 2019. He is currently the Finance Director of Ping An Group, overseeing group-wide finance transformation and accounting operations. He serves on the board of various Ping An subsidiaries and associated companies, including Ping An Trust, Ping An Financial Services, HealthKonnect Medical, Lufax Holding Ltd (NYSE:LU) and others. Dr. Li has over 25 years of professional experiences in financial planning, accounting operations, risk management and business transformation, and he consulted at PricewaterhouseCoopers Hong Kong, Deloitte USA, and Deloitte Canada. Dr. Li is a member of American Institute of Certified Public Accountants and holds the Chartered Global Management Accountant designation. Dr. Li received his master’s degree in business administration from Metropolitan State University, USA and his PhD in finance from International School of Management, France.

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

Dr. Yaolin Zhang has served as our independent director since February 2019. Dr. Zhang has served as the chairman of board of directors and chief executive officer of Shenzhen Ya Zhi Mei Ju Information Technology Co., Ltd. since February 2019. Dr. Zhang has also served as an independent director of Bank of Ningxia since December 2019, an independent director of Dongguan Trust Co., Ltd. since August 2019 and as an independent director of Bank of Luoyang since August 2017. Dr. Zhang has more than 30 years of experience in finance and banking. Dr. Zhang was the person responsible for the establishment of the Shenzhen branch of Shanghai Pudong Development Bank, or SPD Bank, and served as president of the branch from August 2010 to May 2015. Prior to that, Dr. Zhang served as a vice president of Ping An Bank from November 2008 to August 2010. From June 1998 to October 2008, Dr. Zhang served in various positions in SPD Bank, including vice president and president of Guangzhou branch and vice president of SPD Bank. From July 1987 to June 1998, Dr. Zhang also served in various management positions at China Construction Bank. Dr. Zhang received his bachelor’s degree in physics from Fudan University in 1982, his master’s degree in World Economy from Wuhan University in 1987, his doctorate degree in international finance law from Wuhan University in 1996, and his EMBA degree from China Europe International Business School in 2007.

Mr. Tianruo Pu has served as our independent director since September 2019. Mr. Pu also serves as a director of various listed companies, including Autohome Inc. and 3SBio Inc. Mr. Pu served as the chief financial officer of Zhaopin Ltd from 2016 to 2018, UTStarcom from 2012 to 2014 and Nuokang Biopharma from 2008 to 2012. Mr. Pu received his bachelor’s degree in English and International Studies from China Foreign Affairs University in 1991, his master’s degree in Accounting from University of Illinois in 1996 and his master’s degree in business administration from the Kellogg School of Management at Northwestern University in 2000.

Mr. Wing Kin Anthony Chow has served as our independent director since October 2020. Mr. Chow has been serving as a non-executive director of Kingmaker Footwear Holdings Limited, a company listed on the Hong Kong Stock Exchange, since June 1994, an independent non-executive director of MTR Corporation Limited, a company listed on the Hong Kong Stock Exchange, since May 2016, an independent non-executive director of S.F. Holding Co., Ltd, a company listed on the Shenzhen Stock Exchange, since December 2016, and an independent non-executive director of Ping An Healthcare and Technology Company Limited, a company listed on the Hong Kong Stock Exchange, since May 2018. Mr. Chow is a solicitor admitted to practice in Hong Kong and England and Wales. He has been a practicing solicitor in Hong Kong for 40 years and is the Senior Consultant and Global Chairman of Messrs. Guantao & Chow Solicitors and Notaries. Mr. Chow is a China Appointed Attesting Officer and an arbitrator of the South China International Economic and Trade Arbitration Commission/Shenzhen Court of International Arbitration. He is also a member of The National Committee of the Chinese People’s Political Consultative Conference. Mr. Chow was the president of The Law Society of Hong Kong from 1997 to 2000 and chairman of the Process Review Panel for the Securities and Futures Commission of Hong Kong from 2006 to 2012 and chairman of Process Review Panel for the Financial Reporting Council from 2015 to 2020. Mr. Chow was awarded the Justice of the Peace in 1998 and the Silver Bauhinia Star medal in 2003 by the Hong Kong Special Administrative Region. He was also awarded the Honorary Fellowship of the Hong Kong Institute of Education in 2010, the Honorary Fellowship of King’s College London in July 2013, the Roll of Honor by the Law Society of Hong Kong in 2015, and Doctor of Social Science, honoris causa of the Open University of Hong Kong in 2018.

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

Mr. Yiming Fei has served as our board secretary since August 2020. Mr. Fei also serves as the SME banking chief executive officer, board secretary and vice general manager of Shenzhen OneConnect. Mr. Fei was our acting board secretary from March 2018 to August 2020. Mr. Fei was the chief strategy officer of Shanghai OneConnect from December 2017 to June 2019. Mr. Fei has over 15 years of experience in finance, banking and business management. Before joining us, Mr. Fei served at the bank of Langfang from October 2013 to December 2017 and was the chief strategy officer and head of financial markets at the Bank of Langfang. Mr. Fei also served as the chairman of the board of directors at Xianghe Yimin Village Bank from February 2017 to December 2017. Mr. Fei served as the chief operating officer and head of risk management of wealth management business at UBS Securities from March 2013 to September 2013. Prior to that, Mr. Fei served at McKinsey & Company from November 2004 to February 2013 and was an associate principal there. Mr. Fei also served as an assistant vice president of institutional banking and worked at Hongkong and Shanghai Banking Corporation Limited from July 2001 to November 2004. Mr. Fei received his bachelor degree of science in management information system from Fudan University in 2001. Mr. Fei is a CFA charterholder.

B.  Compensation

In 2020, we paid an aggregate of approximately RMB29.1 million (US$4.5 million) in cash to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, employment injury insurance, maternity insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

We adopted a share incentive plan in November 2017, which was amended and restated in September 2019, the 2019 Plan.

In September 2020, we purchased at par value of the 66,171,600 ordinary shares indirectly held by Xin Ding Heng through Sen Rong and deposited these shares to the depositary of our ADS program for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our 2019 Plan, or the ESOP Platform Restructuring, to facilitate employees’ exercise of share incentive awards. Along with the ESOP Platform Restructuring, we further amended and restated our 2019 Plan in September 2020, which we refer to as the 2020 Plan.

The purpose of the 2020 Plan is to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. The maximum aggregate number of ordinary shares that can be issued under the 2020 Plan is 66,171,600. As of February 28, 2021, there were 18,592,550 ordinary shares underlying the outstanding grants under the 2020 Plan.

The following is a summary of the principal terms of the 2020 Plan.

Type of Awards.  The 2020 Plan permits the award of options, performance share units or any other types of share-based awards to purchase our ordinary shares.

Award Agreement.  Awards granted under the 2020 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligible Participants.  Our employees or any other individual as determined by the plan administrator, in its sole discretion, is eligible to participate in the 2020 Plan.

Exercise of Options.  Vested options will become exercisable after twelve months after an initial public offering of our ordinary shares. Once all the preconditions are met, a participant may give written application of exercise to us specifying information such as the number of shares to be purchased, as well as making full payment of the aggregate exercise price of the shares so purchased and may exercise options after our confirmation.

Vesting Schedule.  Except as otherwise approved by the board of directors and subject to forfeiture and arrangement on termination of employment or service, awards granted will be vested in four years and up to 25% of the awards will become vested in any given year, provided that the vesting of performance share units shall be further subject to the termination of the lock-up period of the initial public offering of our ordinary shares. The number of awards vested each year is subject to adjustment based on performance index determined by the board of directors each year. For the first three vestings, any unvested portion of awards due to adjustment of performance index can be, and can only be, carried over to the next vesting. For the fourth vesting, any unvested portion due to adjustment of performance index will be forfeited. In addition, if the grantee’s performance index ranks within the last 10% of the team he/she belongs to in a certain year, all awards that can be vested in that year will be forfeited.

Administration.  The 2020 Plan is administered by our board of directors, or any director, committee or person designated by our board.

Lapse of Awards.  An award issued under the 2020 Plan shall lapse automatically under certain circumstances, including but not limited to, the expiration of awards period, termination of employment for cause, operation of competing business with us during employment and within three years after termination of employment, and the tenth anniversary of the grant date of such award.

Amendment and Termination.  Our board of directors may amend or discontinue the 2020 Plan.

Transfer Restrictions.  An option is personal to the grantee and may not be assigned or transferred.

The following table summarizes, as of February 28, 2021, the awards issued under the 2020 Plan to our directors, executive officers and other grantees.

Name	Ordinary Shares Underlying Outstanding Options/Performance Share Units Awarded		Exercise Price (RMB/Share)	Date of Grant	Date of Expiration
Wangchun Ye	*		1.33	November 7, 2017	November 6, 2027
	*		2.00	November 7, 2017	November 6, 2027
Rong Chen	*		2.00	November 7, 2017	November 6, 2027
Runzhong Huang	*		52.00	June 1, 2019	May 31, 2029
Wei Jye Jacky Lo	*	(1)	NA	January 2, 2020	January 1, 2030
Yiming Fei	*		2.00	November 7, 2017	November 6, 2027
	*		52.00	June 1, 2019	May 31, 2029
Other grantees	15,115,388		From 1.33 to 52.00	From November 7, 2017 to June 1, 2019	From November 6, 2027 to May 31, 2029
	*	(1)	NA	From September 10, 2019 to July 2, 2020	From September 9, 2029 to July 1, 2030

*                                         Less than 1% of our total outstanding shares.

(1)                                     Performance share units.

C.  Board Practice

Board of Directors

Our board of directors consists of nine directors, including three independent directors, namely Yaolin Zhang, Tianruo Pu and Wing Kin Anthony Chow. A director is not required to hold any shares in our company by way of qualification. The Corporate Governance Rules of the New York Stock Exchange generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the New York Stock Exchange permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exemption and do not have a majority of independent directors serving on our Board of Directors.

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

Audit Committee.  Our audit committee consists of Tianruo Pu, Wing Kin Anthony Chow and Yaolin Zhang. Tianruo Pu is the chairman of our audit committee. We have determined that Tianruo Pu, Wing Kin Anthony Chow and Yaolin Zhang each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Tianruo Pu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation and Nomination Committee.  Our compensation and nomination committee consists of Yaolin Zhang, Rong Chen and Wing Kin Anthony Chow. Yaolin Zhang is the chairman of our compensation and nomination committee. We have determined that Yaolin Zhang and Wing Kin Anthony Chow each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation and nomination committee assists the board in (i) reviewing and approving the compensation plan, including all forms of compensation, relating to our directors and executive officers, (ii) selecting individuals qualified to become our directors, and (iii) determining the composition of the board and its committees. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation and nomination committee is responsible for, among other things:

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

D.  Employees

The following table sets forth the number of our employees by function as of December 31, 2020.

Function
Research and Development	1,954
Business Operations	379
Sales and Marketing	925
General Administration	339
Total	3,597

As of December 31, 2018, 2019 and 2020 we had 2,695, 3,631 and 3,597 employees, respectively. A large number of our employees had prior experience in technology companies or financial institutions.

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

E.  Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2021:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,169,980,661 ordinary shares issued and outstanding as of the date of February 28, 2021.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days as of February 28, 2021, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned
	Number	%†
Directors and Executive Officers*:
Wangchun Ye	*	*
Rong Chen	*	*
Sin Yin Tan	—	—
Rui Li	—	—
Wenwei Dou	—	—
Min Zhu	—	—
Yaolin Zhang	—	—
Tianruo Pu	—	—
Wing Kin Anthony Chow	—	—
Runzhong Huang	*	*
Wei Jye Jacky Lo	*	*
Yiming Fei	*	*
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
Rong Chang Limited(1)	402,128,400	34.4%
Bo Yu Limited(2)	401,700,000	34.3%
Sen Rong Limited(3)	199,768,050	17.1%
SBI StellarS and its affiliated entities(4)	59,333,322	5.1%

*                                         Except as otherwise indicated below, the business address of our directors and executive officers is 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, People’s Republic of China.

†                                         For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares issued and outstanding and the number of shares such person or group has the right to acquire upon exercise of an option, warrant or other right within 60 days from February 28, 2021. The total number of ordinary shares issued and outstanding as of February 28, 2021 is 1,169,980,661.

(1)                                 The number of ordinary shares beneficially owned represents (i) 202,360,350 ordinary shares held of record by Rong Chang Limited, or Rong Chang, and (ii) 199,768,050 ordinary shares held of record by Sen Rong Limited, or Sen Rong, as reported in the Schedule 13G filed by Rong Chang, among others, on February 16, 2021.

Rong Chang and Sen Rong are parties to an acting-in-concert agreement, pursuant to which Sen Rong has agreed to act together with Rong Chang for purpose of exercising Sen Rong’s shareholders’ rights in the Company, including in relation to the voting and disposition of the Company shares it holds, and Sen Rong agreed to appoint Rong Chang as its proxy to attend and vote its shares in the Company’s shareholders’ meetings. Sen Rong’s shareholder Yi Chuan Jin Limited has also agreed to procure Sen Rong to carry out the term of the acting-in-concert agreement. As a result, (i) Rong Chang and Sen Rong may be deemed to have formed a group, which may be deemed to beneficially own all the Company’s ordinary shares held of record by Rong Chang and Sen Rong, collectively, and (ii) Rong Chang may be deemed to beneficially own all the Company’s ordinary shares held of record by Sen Rong, as well as all the Company’s ordinary shares of which it is a record holder. Rong Chang Limited disclaims beneficial ownership of these shares, except to the extent of its pecuniary interests therein.

The registered business address of Rong Chang Limited is the office of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. Rong Chang Limited is a company directly held by two individuals, Ms. Wenjun Wang and Mr. Wenwei Dou, who is our director and a senior attorney in Ping An Insurance (Group) Company of China, Ltd., as nominee shareholders to hold the shares of Rong Chang Limited on behalf of certain senior employees of Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries or associates, or the RC Beneficiaries. The nominee shareholders act upon, and vote and pass shareholders’ resolutions in relation to the matters of Rong Chang Limited in accordance with, instructions from a five-person management committee, or the RC Management Committee. The five members of the RC Management Committee, which consist of Jun Yao, Jianrong Xiao, Peng Gao, Wenwei Dou and Wenjun Wang, represent the RC Beneficiaries in making investment decisions for and supervise the management and operation of Rong Chang Limited. The five members of the RC Management Committee are employees of Ping An Group and its subsidiaries, and none of them is our employee. Except for Mr. Wenwei Dou, who is our director, none of the members of the RC Management Committee is our director or senior management. None of the members of the RC Management Committee is a director or senior management of Ping An Insurance (Group) Company of China, Ltd.

(2)                                 The number of ordinary shares beneficially owned represents (i) 398,700,000 ordinary shares held of record by Bo Yu Limited (598,468,050 ordinary shares if including up to 199,768 050 ordinary shares that Bo Yu Limited has the right to acquire upon the exercise of the Offshore Call Options (as defined below) within 60 days. As of December 31, 2020, Bo Yu Limited has not acquired any of our ordinary shares through the exercise of the Offshore Call Options). Bo Yu Limited is a company incorporated in the British Virgin Islands, and (ii) 3,000,000 ordinary shares, represented by 1,000,000 ADSs that China Ping An Insurance Overseas (Holding) Limited, or Ping An Overseas, a limited liability company incorporated in Hong Kong, as reported in the Schedule 13G filed by Bo Yu Limited, among others, on February 11, 2021. Bo Yu Limited is ultimately wholly controlled by Ping An Insurance (Group) Company of China, Ltd., a company incorporated under the laws of the PRC whose shares are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The registered business address of Bo Yu Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. Ping An Overseas is a subsidiary of Ping An Group, which ultimately wholly controls Bo Yu Limited and, as a result of this arrangement Bo Yu may be deemed to be the beneficial owner of the 3,000,000 ordinary shares owned by Ping An Overseas. The registered business address of Ping An Overseas is Suite 2318 23rd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Each shareholder of Yi Chuan Jin Limited—Jie Li and Liang Xu, who are our employees—has granted an option to Bo Yu Limited to purchase up to 100% of his/her shares in Yi Chuan Jin Limited, or the Offshore Call Options. Yi Chuan Jin Limited holds 100% of the shares of Sen Rong Limited, which in turn beneficially owns 17.1% of our ordinary shares, based on shares as reported in their beneficial ownership filing on February 16, 2021. Please refer to note (1) to our beneficial ownership table above. Each shareholder of Yi Chuan Jin Limited is entitled to his/her voting and other rights in Yi Chuan Jin Limited prior to Bo Yu Limited’s exercise of the Offshore Call Options.

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

(3)                                 The number of ordinary shares beneficially owned represents 199,768,050 ordinary shares held of record by Sen Rong Limited, a company incorporated in the British Virgin Islands. As a result of the Acting-in-Concert Agreement, Sen Rong and Rong Chang may be deemed to have formed a group, which may be deemed to beneficially own all the Company’s ordinary shares held of record by Sen Rong and Rong Chang, collectively. Please refer to note 1 above for more details. The registered business address of Sen Rong is the office of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. Yi Chuan Jin, incorporated in the British Virgin Islands, holds 100% of the shares of Sen Rong. The registered business address of Yi Chuan Jin is the office of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(4)                                 The number of ordinary shares beneficially owned represents (i) 27,333,334 ordinary shares held in the form of ADSs by SBI Stellars Fintech Fund I LP, (ii) 31,999,998 ordinary shares held in the form of ADSs by SBI Stellars Fintech Fund III LP, as reported in the Schedule 13G filed by StellarS Capital Limited, among others, on February 10, 2021. SBI StellarS Investment Limited is the general partner of SBI Stellars Fintech Fund I LP and SBI Stellars Fintech Fund III LP, respectively. SBI StellarS Investment Limited is controlled by StellarS Capital Limited, a company incorporated in the Cayman Islands, which is ultimately controlled by Mr. Mao Zhang. SBI Stellars Fintech Fund I LP and SBI Stellars Fintech Fund III LP are Cayman limited partnership, respectively. The registered business address of SBI Stellars Fintech Fund I LP and SBI Stellars Fintech Fund III LP is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The registered business address of StellarS Capital Limited is the offices of Smeets Corporate Services Limited, Suite 2206, Cassia Court, 72 Market Street, Camana Bay, P.O. Box 30869, Grand Cayman KY1-1204.

To our knowledge, as of the date of this annual report, 333,980,958 ordinary shares, representing approximately 28.5% of our total issued and outstanding ordinary shares, were held by one record shareholder with registered addresses in the United States, which was the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of the record holders of our ordinary shares in the United States.

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

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Transactions with Ping An Group and Its Associates

In 2020, we provided a series of products and services, primarily consisting of banking, investment and insurance related solutions, for RMB1,734.2 million (US$265.8 million) to Ping An Group and certain of its associates, respectively. As of December 31, 2020, we had RMB481.2 million (US$73.7 million) due from Ping An Group and certain of its associates.

In 2020, we purchased services, primarily consisting of technology support, customer acquisition service and human resource support, for RMB1,285.6 million (US$197.0 million) from Ping An Group, respectively. As of December 31, 2020, we had RMB733.5 million (US$112.4 million) due to Ping An Group in relation to the purchase of services.

In 2020, we received RMB8.7 million (US$1.3 million) net gain from wealth management products issued by Ping An Group.

In 2020, we incurred RMB20.0 million (US$3.1 million) leasing expenses to Ping An Group.

In 2020, we incurred RMB281.7 million (US$43.2 million) net loss on derivatives in relation to a forward exchange-rate product we purchased from Ping An Group. As of December 31, 2020, we had RMB165.9 million (US$25.4 million) derivative financial liabilities under the forward exchange-rate product due to appreciation of U.S. dollar.

In 2020, we incurred interest expenses of RMB32.6 million (US$5.0 million) in relation to certain entrusted loans extended to us by Ping An Group. As of December 31, 2020, we had RMB705.5 million (US$108.1 million) due to Ping An Group, representing the balance of the short-term loans Ping An Group lent to us and outstanding interest payable on the loans.

In 2020, we received RMB28.1 million (US$4.3 million) interest income from our deposit in Ping An Group. As of December 31, 2020, we had RMB2,018.1 million (US$309.3 million) cash and restricted cash deposit in Ping An Group, consisting of bank deposit and guarantee deposit to secure our obligation under the loan facility granted by Ping An Group.

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

ITEM 9.   THE OFFER AND LISTING

A.  Offering and Listing Details

Our ADSs, each representing three of our ordinary shares, have been listed on the New York Stock Exchange since December 13, 2019. Our ADSs trade under the symbol “OCFT.” In 2018, 2019 and 2020, no significant trading suspensions occurred.

B.  Plan of Distribution

Not applicable.

C.  Markets

The principal trading market for our ADSs is the New York Stock Exchange.

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expense of the Issue

Not applicable.

ITEM 10.   ADDITIONAL INFORMATION

A.  Share Capital

Not applicable.

B.  Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time and the Companies Act (2021 Revision) of the Cayman Islands, which we refer to as the Companies Act below.

The following are summaries of material provisions of our currently effective memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company

Under our currently effective memorandum of association, the objects for which our company is established are unrestricted and we have the full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

Ordinary Shares

General.  All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our currently effective articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act.

Voting Rights.  Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or a majority of the Directors or any one or more shareholders who together hold not less than ten percent of the votes attaching to the total issued voting shares of our company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our currently effective memorandum and articles of association.

Transfer of Ordinary Shares.  Subject to the restrictions contained in our currently effective articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by the New York Stock Exchange or any other form approved by our board of directors.

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

Redemption of Ordinary Shares.  The Companies Act and our currently effective articles of association permit us to purchase our own shares. In accordance with our currently effective articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares.  All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the consent in writing of all of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with or subsequent to the shares of that class or the redemption or purchase of any shares of any class by the Company.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we will in our articles provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “—H. Documents on Display.”

Changes in Capital

We may from time to time by ordinary resolution:

•                  increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•                  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•                  subdivide our shares, or any of them, into shares of an amount smaller than that fixed by the our currently effective memorandum and articles of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•                  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to follow home country practices and rely on certain exemptions in lieu of the New York Stock Exchange rules. The New York Stock Exchange rules require that every company listed on the New York Stock Exchange holds an annual general meeting of shareholders. In addition, our currently effective articles of association allow directors to call special meeting of shareholders pursuant to the procedures set forth in our articles.

Differences in Corporate Law

The Companies Act is modelled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

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

•                  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•                  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our currently effective memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our currently effective memorandum and articles of association.

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

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our currently effective memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our currently effective memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

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

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our currently effective articles of association provide that shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective articles of association allow our shareholders holding in aggregate no less than one-third of all votes of the issued and outstanding shares of our company which are entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned for vote at such meeting. Other than this right to requisition a general meeting, our currently effective articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or any extraordinary general meeting not requisitioned by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our currently effective articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our currently effective articles of association, directors may be removed by an ordinary resolution of shareholders.

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

Under the Companies Act and our currently effective articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our currently effective articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our currently effective memorandum and articles of association may only be amended by a special resolution of shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our currently effective memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our currently effective memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of ordinary shares or ADSs. In particular, this summary is directed only to U.S. Holders that hold ordinary shares or ADSs as capital assets and does not address all of the tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, insurance companies, tax exempt entities, partnerships (including any entities or arrangements treated as partnerships for U.S. federal income tax purposes) and the partners therein, holders that own or are treated as owning 10% or more of our shares (measured by vote or value), persons holding ordinary shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate and gift taxes, the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of ordinary shares or ADSs.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—PRC Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. In that case, we may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (as amended by any subsequent protocols, including the protocol of May 10, 1986) (the “Treaty”). If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described above (assuming we are not a PFIC in the year the dividend is paid or the prior year). Dividend distributions with respect to our ordinary shares or ADSs generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any PRC income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. Alternatively, the U.S. Holder may deduct such PRC income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit or the deductibility of foreign taxes under their particular circumstances.

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

Based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC in our taxable year ended December 31, 2020, and we do not anticipate being a PFIC for our current taxable year or in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, and because the treatment of our VIEs for U.S. federal income tax purposes is not entirely clear, it is possible that we may become a PFIC in the current or a future year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we are a PFIC also may be affected by how, and how quickly, we use our cash and other liquid assets. If we do not deploy significant amounts of liquid assets for active purposes, our risk of being a PFIC may increase.

In the event that we are classified as a PFIC in any year during which a U.S. Holder holds our ordinary shares or ADSs and such U.S. Holder does not make a mark-to-market election, as described in the following paragraph, the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us (generally, distributions that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares or ADSs) and gain that the U.S. Holder recognizes on the sale or other disposition of our ordinary shares or ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. Holder holds its ordinary shares or ADSs. Further, if we are a PFIC for any year during which a U.S. Holder holds our ordinary shares or ADSs, we generally will continue to be treated as a PFIC with respect to such U.S. Holder for all subsequent years during which such U.S. Holder holds our ordinary shares or ADSs unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on Internal Revenue Service, or IRS, Form 8621. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of his or her ordinary shares or ADSs at death.

A U.S. Holder may be able to avoid the unfavorable rules described in the preceding paragraph by electing to mark its ADSs to market, provided the ADSs are treated as “marketable stock.” The ADSs generally will be treated as marketable stock if the ADSs are “regularly traded” on a “qualified exchange or other market” (which includes the New York Stock Exchange). It should also be noted that only the ADSs and not the ordinary shares are listed on the New York Stock Exchange. Consequently, a U.S. Holder that holds ordinary shares that are not represented by ADSs may not be eligible to make a mark-to-market election. If the U.S. Holder makes a mark-to-market election, (i) the U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs at year-end over the U.S. Holder’s basis in those ADSs and (ii) the U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of the U.S. Holder’s basis in its ADSs over their fair market value at year-end, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s adjusted tax basis in its ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, any gain the U.S. Holder recognizes upon the sale of the U.S. Holder’s ADSs in a year in which we are a PFIC will be taxed as ordinary income in the year of sale, and any loss the U.S. Holder recognizes upon the sale will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-marked election.

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

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the ordinary shares and the ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders that fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the ordinary shares or the ADSs, including the application of the rules to their particular circumstances.

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

F.  Dividends and Paying Agents

Not applicable.

G.  Statement of Experts

Not applicable.

H.  Documents on Display

We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

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

I.  Subsidiary Information

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

We are primarily exposed to changes in U.S. dollar/Renminbi exchange rate. The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. dollar-denominated financial assets. As of December 31, 2020, 44.82% of our cash and cash equivalents were dominated in Renminbi and held in the PRC, and the remaining cash and cash equivalents were denominated in U.S. dollars, Singapore dollars, Indonesian Rupiah, Malaysian Ringgit or Hong Kong dollars, and were held in the PRC, Singapore, Indonesia, Malaysia and Hong Kong. As of December 31, 2020, 0.3% of our restricted cash was denominated in Renminbi and the remaining restricted cash was denominated in U.S. dollars.  As of December 31, 2018, 2019 and 2020, a 10% appreciation or depreciation in the U.S. dollar to Renminbi exchange rate, would increase or decrease our profit and equity by approximately RMB433.0 million, RMB408.4 million and RMB227.6 million (US$34.8 million), respectively.

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

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. As of December 31, 2018, 2019 and 2020, most of our borrowings were at fixed rates. We are exposed to fair value interest rate risk due to our borrowings with fixed interest rates. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future results of operation may be affected due to changes in market interest rates.

Inflation

Since our inception, inflation has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index for 2018, 2019 and 2020 were increases of 2.1%, 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.  Debt Securities

Not applicable.

B.  Warrants and Rights

Not applicable.

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

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the year ended December 31, 2020, we received US$5.7 million from the depositary.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-234666) in relation to our initial public offering, which was declared effective by the SEC on December 12, 2019 and to the registration statement on Form F-1, as amended (File No. 333-243710) in relation to our follow-on offering, which was declared effective by the SEC on August 12, 2020.

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

In August 2020, we completed our follow-on offering of 20,700,000 ADSs (included the exercise in full of the underwriters’ option to purchase additional ADSs), representing an aggregate of 62,100,000 ordinary shares. The net proceeds raised from the follow-on public offering were US$372.6 million (included the exercise in full of the underwriters’ option to purchase additional ADSs), after deducting underwriting discounts and commissions and before deducting the offering expenses payable by us. Morgan Stanley & Co. LLC, Goldman Sachs (Asia) L.L.C. and Ping An of China Securities (Hong Kong) Company Limited were the representatives of the underwriters for our follow-on offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

For the period from December 12, 2019, the date that the registration statement on Form F-1 of our initial public offering was declared effective by the SEC, to December 31, 2020, we have used approximately (i) RMB64.1 million (US$9.8 million) for enhancement of our platform and technology capabilities; (ii) RMB26.7 million (US$4.1 million) for international expansion and strategic investments; and (iii) RMB176.2 million (US$27.0 million) for general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering and follow-on offering as disclosed in our registration statements.

None of the net proceeds from our public offerings have been paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

Based on that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2020 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Tianruo Pu qualifies as an “audit committee financial expert,” and that Tianruo Pu, Wing Kin Anthony Chow and Yaolin Zhang each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended.

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

	Year ended December 31.
	2019	2020
		RMB	US$
	(in thousands)
Audit fees(1)	7,580	9,820	1,505
Total	7,580	9,820	1,505

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

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

2.3

Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-235321), as amended, initially filed with the Securities and Exchange Commission on December 2, 2019)

2.4

Registration Rights Agreement between Registrant and other parties thereto date October 17, 2019 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2020)

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
4.5

English translation of the form letter of undertakings (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.6

English translation of the form spousal consent letters issued by the spouses of Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.7

English translation of the executed amended and restated exclusive business cooperation agreement entered into by and between Shenzhen OneConnect Technology and Shenzhen OneConnect dated September 16, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.8

English translation of the executed amended and restated exclusive equity option agreement entered into by and among Shenzhen OneConnect Technology, Shenzhen OneConnect, shareholders of Shenzhen OneConnect, Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou dated September 16, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.9

English translation of the executed amended and restated exclusive asset purchase option agreement entered into by and among Shenzhen OneConnect Technology, Shenzhen OneConnect, shareholders of Shenzhen OneConnect, Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou dated September 16, 2019 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.10

English translation of letter of confirmation entered into by Shanghai OneConnect Block Chain Technology Co., Ltd. dated September 16, 2019 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.11

English translation of Strategic Cooperation Agreement between the Registrant and Ping An Insurance (Group) Company of China, Ltd. dated July 11, 2019 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.12†

English translation of Technology Service Agreement between the Registrant, Ping An Technology (Shenzhen) Co., Ltd., Ping An Technology (Shenzhen) Co., Ltd. Shanghai branch and Shenzhen Ping An Communication Technology Co., Ltd. dated June 10, 2020 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-243710), as amended, initially filed with the Securities and Exchange Commission on August 10, 2020)

4.13†

English translation of Comprehensive Credit Facility Agreement between the Registrant and Ping An Bank dated March 25, 2020 (incorporated herein by reference to Exhibit 4.17 to annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2020)

4.14†

English translation of Loan Agreement between the Registrant and Ping An Bank dated March 25, 2020 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2020)

4.15

English translation of 2017 Stock Incentive Plan (amended and restated on September 10, 2019, further amended and restated on September 28, 2020) of the Registrant (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form S-8 POS (File No. 333-248252) filed with the Securities and Exchange Commission on October 23, 2020)

Exhibit Number	Description of Document
8.1*	Significant Subsidiaries and VIE of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Haiwen & Partners

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: March 26, 2021

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OneConnect Financial Technology Co., Ltd.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of OneConnect Financial Technology Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of OneConnect Financial Technology Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Capitalization of development costs

As described in Notes 3(a), 6 and 13 to the consolidated financial statements, development costs of RMB176,002 thousands was capitalized during the year ended December 31, 2020.  Development costs that are incurred in upgrading existing applications and platforms, and developing new applications and platforms were capitalized when the recognition criteria described in Note 2.8 are fulfilled. Management applied judgement in determining whether the recognition criteria required for capitalization of such costs have been met, including whether it is technically feasible to complete each application and platform, and whether the application and platform under development will generate probable future economic benefits.

The principal considerations for our determination that performing procedures relating to capitalization of development costs is a critical audit matter are there was significant judgment by management in determining whether it is technically feasible to complete each application and platform and whether the application and platform under development can generate probable future economic benefits. This in turn led to significant auditor judgment and effort in performing procedures and evaluating audit evidence related to management’s assumptions used in the assessment of technical feasibility and probable future economic benefits of each application and platform.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s capitalization of development costs. These procedures also included, among others, obtaining technical and commercial feasibility reports for selected applications and platforms prepared by the management and evaluating the reasonableness of management’s judgement by (i) evaluating management’s considerations in the determining the technical feasibility, primarily by milestones reached in the research and development process; (ii) testing the completeness and accuracy of data and calculation used in determining probable future economic benefits, and (iii) evaluating the reasonableness of management’s assumptions in determining probable future economic benefits, including  forecasted future revenue and profit margin for selected applications and platforms, by (a) comparing them to actual revenues and profit margins for similar applications and platforms released by the Company, and (b) evaluating other historical data and business plans.

Impairment loss allowance for trade receivables and contract assets

As described in Notes 3(b), 4.1(b)(ii), 5(b) and 18 to the consolidated financial statements, as of December 31, 2020, the gross balance of trade receivables and contract assets were RMB881,147 thousands and RMB329,413 thousands, respectively, and the impairment loss allowances for these assets were RMB42,457 thousands and RMB54,795 thousands, respectively. The impairment loss allowances were determined using the expected credit loss (“ECL”) model. Management applied the simplified approach in determining ECL which used a lifetime expected impairment loss allowance for all trade receivables and a majority of contract assets. Management grouped trade receivables and contract assets based on their shared credit risk characteristics and the age of the underlying receivables, and then determined the impairment loss allowance on the basis of exposure at default and ECL rates, which  considered historical credit loss experience adjusted to reflect current and forward-looking information.

The principal considerations for our determination that performing procedures relating to impairment loss allowance for trade receivables and contract assets is a critical audit matter are there was significant judgment by management in developing the ECL model. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s assumptions, including the grouping of trade receivables and contract assets, and the determination of ECL rates.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the impairment loss allowance for trade receivables and contract assets, including the grouping of trade receivables and contract assets and the determination of ECL rates. These procedures also included, among others (i) testing the completeness, accuracy, and relevance of underlying data used, (ii) testing the mathematical accuracy of the ECL model, (iii) evaluating the appropriateness of the model, and (iv) evaluating the reasonableness of significant assumptions used by management, including the grouping of trade receivables and contract assets, and determination of the ECL rates. Evaluating the reasonableness of management’s assumptions relating to grouping of trade receivables and contract assets involved considering credit risk characteristics and the age of the underlying assets. Evaluating the reasonableness of management’s assumptions relating to ECL rates involved considering (i) the appropriateness of historical period selection, historical credit loss experience, current status of the assets and other relevant information; and (ii) the appropriateness of forward-looking information and macroeconomic factors affecting the expected ability of customers to settle receivables.

Recognition of deferred tax assets

As described in Notes 3(c) and 32 to the consolidated financial statements, the Company’s deferred tax assets were RMB564,562 thousands as of December 31, 2020. The recognition of deferred tax assets was based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in future periods, against which existing deductible temporary differences can be utilized. To determine the future taxable profits, reference was made to the latest available profit forecasts. Where the temporary difference is related to the carry-forward of operating losses, relevant tax law was considered to on a jurisdictional basis determine the availability of such losses to offset future taxable profits.

The principal considerations for our determination that performing procedures relating to the recognition of deferred tax assets is a critical audit matter are there was significant judgment by management in determining the amount of deferred tax assets that can be recognized. This is in turn led to significant auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s estimate of sufficient future taxable profits.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating the deferred tax assets recognition process, including controls over the forecast of future taxable profits used to support the recognition of the deferred tax assets. These procedures also included, among others, evaluating the reasonableness of the forecasted future taxable profits used to support the recognition of the deferred income assets by (i) considering the results of a retrospective comparison of forecasted taxable profits in prior year to actual results in the current year; (ii) comparison of revenue growth rate and profit margin in the current year forecast to historical results and industry trends; (iii) performing sensitivity analyses of significant assumptions to evaluate the changes in the forecasted taxable profits; and (iv) comparing whether the forecast was consistent with evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

March 26, 2021

We have served as the Company’s auditor since 2018.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2018	2019	2020
		RMB’000	RMB’000	RMB’000

Revenue	5	1,413,489	2,327,846	3,312,290
Cost of revenue	6	(1,024,864)	(1,560,988)	(2,068,834)
Gross profit		388,625	766,858	1,243,456

Research and development expenses	6	(459,181)	(956,095)	(1,173,290)
Selling and marketing expenses	6	(441,932)	(635,673)	(629,488)
General and administrative expenses	6	(519,795)	(756,681)	(834,917)
Net impairment losses on financial and contract assets	4.1(b)	(2,224)	(45,167)	(134,519)
Other income, gains or loss-net	8	(79,860)	(74,254)	58,432
Operating loss		(1,114,367)	(1,701,012)	(1,470,326)

Finance income	9	129,435	128,261	77,237
Finance costs	9	(163,442)	(174,831)	(150,363)
Finance costs — net	9	(34,007)	(46,570)	(73,126)
Share of losses of associate and joint venture	14	(15,442)	(14,854)	(7,802)
Loss before income tax		(1,163,816)	(1,762,436)	(1,551,254)

Income tax (expense)/benefit	10	(26,469)	74,924	137,131

Loss for the year		(1,190,285)	(1,687,512)	(1,414,123)

Loss attributable to:
- Owners of the Company		(1,195,712)	(1,660,566)	(1,353,608)
- Non-controlling interests		5,427	(26,946)	(60,515)
		(1,190,285)	(1,687,512)	(1,414,123)

Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
- Foreign currency translation differences		396,520	78,775	(608,427)
- Changes in the fair value of debt instruments at fair value through other comprehensive income		-	40	(39)
		396,520	78,815	(608,466)
Total comprehensive loss for the year		(793,765)	(1,608,697)	(2,022,589)

Total comprehensive loss attributable to:
- Owners of the Company		(799,192)	(1,581,751)	(1,962,074)
- Non-controlling interests		5,427	(26,946)	(60,515)
		(793,765)	(1,608,697)	(2,022,589)

Loss per share attributable to owners of the Company (expressed in RMB per share)
- Basic and diluted	11	(1.29)	(1.77)	(1.27)

Loss per ADS attributable to owners of the Company (expressed in RMB per share)
- Basic and diluted	11		(5.30)	(3.81)

The accompanying notes are an integral part of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

		As at December 31,
	Note	2019	2020
		RMB’000	RMB’000

ASSETS
Non-current assets
Property and equipment	12	314,505	224,284
Intangible assets	13	976,948	917,063
Deferred tax assets	32	423,786	564,562
Financial assets measured at amortized cost from banking operations	20	—	25,283
Investments accounted for using the equity method	14	118,829	175,733
Financial assets at fair value through other comprehensive income	16	393,448	21,828
Contract assets	5	40,998	16,788
Total non-current assets		2,268,514	1,945,541

Current assets
Trade receivables	18	710,123	838,690
Contract assets	5	211,276	257,830
Prepayments and other receivables	19	528,277	443,328
Financial assets measured at amortized cost from banking operations	20	—	576,305
Financial assets at fair value through profit or loss	21	1,690,967	1,487,871
Restricted cash	22	3,440,289	2,280,499
Cash and cash equivalents	23	1,077,875	3,055,194
Total current assets		7,658,807	8,939,717
Total assets		9,927,321	10,885,258

EQUITY AND LIABILITIES
Equity
Share capital	24	73	78
Shares held for share option scheme	26	(88,280)	(87,714)
Other reserves	25	8,461,637	10,639,931
Accumulated losses		(4,003,318)	(5,356,926)
Equity attributable to equity owners of the Company		4,370,112	5,195,369

Non-controlling interests		150,429	89,914

Total equity		4,520,541	5,285,283

LIABILITIES
Non-current liabilities
Trade and other payables	27	420,873	395,514
Contract liabilities	5	12,700	17,683
Deferred tax liabilities	32	33,291	20,080
Total non-current liabilities		466,864	433,277

Current liabilities
Trade and other payables	27	1,075,576	1,547,781
Payroll and welfare payables		538,132	625,330
Contract liabilities	5	104,960	138,547
Short-term borrowings	28	3,218,566	2,283,307
Customer deposits	29	—	405,853
Derivative financial liabilities	30	2,682	165,880
Total current liabilities		4,939,916	5,166,698
Total liabilities		5,406,780	5,599,975

Total equity and liabilities		9,927,321	10,885,258

The accompanying notes are an integral part of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the Company
	Note	Share capital	Shares held for share option scheme	Other reserves	Accumulated losses	Total	Non-controlling interest	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at January 1, 2018		60	(88,280)	1,200,376	(1,147,040)	(34,884)	—	(34,884)

Loss for the year		—	—	—	(1,195,712)	(1,195,712)	5,427	(1,190,285)
Other comprehensive income, net of tax
- Foreign currency translation differences	25	—	—	396,520	—	396,520	—	396,520
Total comprehensive loss for the year		—	—	396,520	(1,195,712)	(799,192)	5,427	(793,765)

Transactions with equity holders:
Issuance of ordinary shares	24, 25	6	—	4,730,375	—	4,730,381	—	4,730,381
Acquisition of subsidiary	35(c)	—	—	—	—	—	105,174	105,174
Recognition of redemption liability	35(c)	—	—	(183,569)	—	(183,569)	—	(183,569)
Share-based payments	26	—	—	7,751	—	7,751	—	7,751
Total transactions with equity holders at their capacity as equity holders for the year		6	—	4,554,557	—	4,554,563	105,174	4,659,737

As at December 31, 2018		66	(88,280)	6,151,453	(2,342,752)	3,720,487	110,601	3,831,088

Loss for the year		—	—	—	(1,660,566)	(1,660,566)	(26,946)	(1,687,512)
Other comprehensive income, net of tax
- Foreign currency translation differences	25	—	—	78,775	—	78,775	—	78,775
- Fair value changes on financial assets at fair value through other comprehensive income		—	—	40	—	40	—	40
Total comprehensive loss for the year		—	—	78,815	(1,660,566)	(1,581,751)	(26,946)	(1,608,697)

Transactions with equity holders:
Issuance of ordinary shares	24, 25	—	—	192,082	—	192,082	—	192,082
Issuance of ordinary shares upon initial public offering	24, 25	7	—	2,007,028	—	2,007,035	—	2,007,035
Share-based payments:
- Value of employee services	26	—	—	76,364	—	76,364	—	76,364
Acquisition of subsidiary	35	—	—	—	—	—	17,774	17,774
Recognition of redemption liability	35	—	—	(44,105)	—	(44,105)	—	(44,105)
Contribution from non-controlling interests		—	—	—	—	—	49,000	49,000
Total transactions with equity holders at their capacity as equity holders for the year		7	—	2,231,369	—	2,231,376	66,774	2,298,150

As at December 31, 2019		73	(88,280)	8,461,637	(4,003,318)	4,370,112	150,429	4,520,541

The accompanying notes are an integral part of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to owners of the Company
	Note	Share capital	Shares held for share option scheme	Other reserves	Accumulated losses	Total	Non-controlling interest	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at December 31, 2019		73	(88,280)	8,461,637	(4,003,318)	4,370,112	150,429	4,520,541

Loss for the year		—	—	—	(1,353,608)	(1,353,608)	(60,515)	(1,414,123)
Other comprehensive income, net of tax
- Foreign currency translation differences	25	—	—	(608,427)	—	(608,427)	—	(608,427)
- Fair value changes on financial assets at fair value through other comprehensive income		—	—	(39)	—	(39)	—	(39)
Total comprehensive loss for the year		—	—	(608,466)	(1,353,608)	(1,962,074)	(60,515)	(2,022,589)

Transactions with equity holders:
Issuance of ordinary shares	24, 25	5	—	2,697,674	—	2,697,679	—	2,697,679
Share-based payments:
- Value of employee services	26	—	—	89,652	—	89,652	—	89,652
- Vesting of shares under Restricted Share Unit Scheme	26	—	566	(566)	—	—	—	—
Total transactions with equity holders at their capacity as equity holders for the year		5	566	2,786,760	—	2,787,331	—	2,787,331

As at December 31, 2020		78	(87,714)	10,639,931	(5,356,926)	5,195,369	89,914	5,285,283

The accompanying notes are an integral part of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Note	2018	2019	2020
		RMB’000	RMB’000	RMB’000

Cash flows from operating activities
Cash used in operations	33(a)	(489,138)	(1,815,725)	(693,691)
Income tax paid		(99)	(1,729)	(10,454)
Net cash used in operating activities		(489,237)	(1,817,454)	(704,145)

Cash flows from investing activities
Payment for acquisition of subsidiary, net of cash acquired	35	(165,020)	(270,791)	—
Payments for property and equipment		(84,828)	(97,790)	(17,056)
Payments for intangible assets		(374,978)	(216,670)	(248,124)
Capital injection to associate	14(a)	—	(100,000)	(60,000)
Capital injection to joint venture	14(b)	—	(4,321)	(2,040)
Payment for loan to related parties		(15,027)	(5,000)	—
Payments for financial assets at fair value through other comprehensive income		—	(388,363)	(441,622)
Payments for financial assets at fair value through profit or loss		(6,102,153)	(5,808,465)	(8,433,113)
Payments for settlement of derivatives		—	—	(108,716)
(Payment for)/refund of restricted cash, net		(3,590,548)	708,123	1,064,813
Proceeds from sale of property and equipment		—	900	55,534
Receipts of loans to related parties		—	20,444	—
Proceeds from sale of financial assets at fair value through other comprehensive income		—	—	820,393
Proceeds from sale of financial assets at fair value through profit or loss		4,427,875	6,693,129	8,647,959
Interest received on financial assets at fair value through profit or loss		99,201	39,643	37,697
Net cash (used in)/generated from investing activities		(5,805,478)	570,839	1,315,725

Cash flows from financing activities
Capital injections from non-controlling interests		—	49,000	—
Proceeds from issuance of ordinary shares	24, 25	4,409,771	102,080	2,722,445
Proceeds from issuance of ordinary shares upon initial public offering	24, 25	—	2,035,177	—
Proceeds from short-term borrowings	33(c)	7,909,280	4,286,868	2,257,000
Share issue transaction costs	25	(20,585)	(28,142)	(24,766)
Payments for lease liabilities	33(c)	(83,727)	(76,895)	(100,997)
Repayments of short-term borrowings	33(c)	(6,093,943)	(4,469,280)	(3,177,218)
Interest paid	33(c)	(121,393)	(144,251)	(142,626)
Net cash generated from financing activities		5,999,403	1,754,557	1,533,838

Net (decrease)/increase in cash and cash equivalents		(295,312)	507,942	2,145,418
Cash and cash equivalents at the beginning of the year		847,767	565,027	1,077,875
Effects of exchange rate changes on cash and cash equivalents		12,572	4,906	(168,099)
Cash and cash equivalents at the end of year		565,027	1,077,875	3,055,194

The accompanying notes are an integral part of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                             General information and basis of presentation

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

The Company, its subsidiaries, its controlled structured entities (“Structured Entities”, “Variable Interest Entities” or “VIEs”) and their subsidiaries (“Subsidiaries of VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in providing cloud-platform-based Fintech solutions, online information service and operating support service to financial institutions (the “Listing Business”) mainly in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries, VIEs and subsidiaries of VIEs in the PRC. Further details of the VIEs are set out in Note 1.2 below.

1.2                    Organization and principal activities

As at December 31, 2020, the Company had direct or indirect interests in the following major subsidiaries including consolidated structured entities.

	Place of	Equity interest held by the Group
Company name	incorporation/ establishment	December 31, 2020	Principal activities /Place of operations	Note
Subsidiaries
Jin Tai Yuan Limited	British Virgin Islands	100%	Investment holding, BVI
Jin Cheng Long Limited	Hong Kong	100%	Investment holding, Hong Kong
OneConnect Financial Technology (HongKong) Limited	Hong Kong	100%	Software and technology service, information transmission. HongKong, the PRC.
OneConnect Financial Technology (Singapore) Co., Pte. Ltd.	Singapore	100%	Software and technology service, information transmission. Singapore
PT OneConnect Financial Technology Indonesia	Indonesia	100%	Software and technology service, information transmission. Indonesia
Ping An OneConnect Bank (Hong Kong) Limited (“OneConnect Bank”)	Hongkong	100%	Banking service. HongKong, the PRC.	(i)
Shenzhen OneConnect Technology	the PRC	100%	Technology promotion and computer application services, Shenzhen, the PRC
Beijing Vantage Point Technology Co., Ltd. (“Vantage Point Technology”)	the PRC	51.67%	Software and technology service, information transmission. Beijing, the PRC.	(ii)
Shenzhen OneConnect Information Technology Service Company Limited (“Shenzhen OneConnect Information Technology”)	the PRC	51%	Software and technology service, information transmission. Shenzhen, the PRC.
Beijing BER Technology Company Ltd. (“BER Technology”)	the PRC	80%	Software and technology service, information transmission. Shenzhen, the PRC	(ii)
Zhang Tong Shun (Guangzhou) Technology Co., Ltd. (“Zhang Tong Shun”)	the PRC	100%	Information technology advisory services, Guangzhou, the PRC	(ii)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                               General information and basis of presentation (Continued)

1.2                     Organization and principal activities (Continued)

	Place of	Attributable equity interest of the Group
Company name	incorporation/ establishment	December 31, 2020	Principal activities /Place of operations	Note
VIEs
OneConnect Smart Technology Co., Ltd. (Shenzhen) (“Shenzhen OneConnect”)	the PRC	100%	Software and technology service, information transmission. Shenzhen, the PRC.
Shenzhen E-Commerce Safety Certificates Administration Co., Ltd. (“Shenzhen CA”)	the PRC	98.9%	E-commerce security certificate administration, Shenzhen, the PRC	(ii)
Subsidiaries of the VIEs
Shanghai OneConnect Financial Technology Co., Ltd. (“Shanghai OneConnect”) *	the PRC	100%	Software and technology service, asset management and consulting. Shanghai, the PRC.
Shenzhen Kechuang Insurance Assessment Co., Ltd. (“Kechuang”) *	the PRC	99.9%	Insurance survey and loss adjustment. Shenzhen, the PRC.

* Subsidiaries of Shenzhen OneConnect

Note:

(i)          OneConnect Bank is a licensed bank authorized under the Hong Kong Banking Ordinance since 9 May 2019 and has launched its banking services during 2020.

(ii)         The subsidiaries were acquired by the Group through business combination (Note 35).

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                               General information and basis of presentation (Continued)

1.2                     Organization and principal activities (Continued)

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

• Exclusive Equity Option Agreement

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

• Exclusive Business Cooperation Agreement

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

• Exclusive Asset Option Agreement

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

The Exclusive Asset Option Agreement is for an initial term of 10 years and may be extended for five-year terms indefinitely.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                               General information and basis of presentation (Continued)

1.2                     Organization and principal activities (Continued)

(a)                       Contractual agreements with Shenzhen OneConnect (Continued)

• Equity Pledge Agreement

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

• Shareholder Voting Proxy Agreement

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

• Letters of Undertakings

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                               General information and basis of presentation (Continued)

1.2                     Organization and principal activities (Continued)

(a)                       Contractual agreements with Shenzhen OneConnect (Continued)

• Spousal Consent Letters

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

(c)                        Risks in relation to the VIEs

In the opinion of the Company’s management, the Contractual Arrangements discussed above have resulted in the Company, Shenzhen OneConnect Technology and Zhang Tong Shun having the power to direct activities that most significantly impact the VIEs, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs at its discretion. The Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Under the Contractual Agreements with the VIE, the Company can have the assets transferred out of the VIE and VIE’s subsidiaries, except for registered capital, capital reserve and PRC statutory reserves of the VIEs totalling RMB1,254 million and RMB1,254 million as of December 31, 2019 and 2020, respectively. Except for these amounts, there is no other asset of the VIE that can only be used to settle obligations of the VIE and VIE’s subsidiaries. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its Internet-related business mainly through the VIEs, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss. As the VIEs organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of Shenzhen OneConnect Technology and Zhang Tong Shun for the liabilities of the VIEs, and Shenzhen OneConnect Technology and Zhang Tong Shun do not have the obligation to assume the liabilities of these VIEs.

The Company determines that the Contractual Arrangements are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the Contractual Arrangements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                               General information and basis of presentation (Continued)

1.2                     Organization and principal activities (Continued)

(c)                        Risks in relation to the VIEs (Continued)

On March 15, 2019, the Foreign Investment Law was formally passed by the thirteenth National People’s Congress and it became effective on January 1, 2020. The Foreign Investment Law replaced the Law on Sino Foreign Equity Joint Ventures, the Law on Sino Foreign Cooperative Joint Ventures and the Law on Foreign Capital Enterprises and became the legal foundation for foreign investment in the PRC. The Implementation Regulations for the Foreign Investment Law was promulgated by the State Council on December 26, 2019, became effective on January 1, 2020, and replaced the corresponding implementation rules of the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign-Capital Enterprises.

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                               General information and basis of presentation (Continued)

1.2                     Organization and principal activities (Continued)

(c)                        Risks in relation to the VIEs (Continued)

The following are major financial statements amounts and balances of the Group’s VIEs and subsidiaries of VIEs (i.e. Shenzhen OneConnect, Shenzhen CA and their subsidiaries) of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020.

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Total current assets	5,108,805	3,848,842
Total non-current assets	942,638	1,023,936
Total assets	6,051,443	4,872,778
Total current liabilities	6,844,076	6,724,365
Total non-current liabilities	318,775	168,556
Total liabilities	7,162,851	6,892,921

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Total revenue	1,344,412	2,137,890	3,042,997
Net loss	(15,264)	(1,284,223)	(989,704)
Net cash used in operating activities	(649,200)	(1,602,568)	(443,276)
Net cash (used in)/generated from investing activities	(2,262,895)	552,837	1,660,300
Net cash generated from/(used in) financing activities	2,606,830	1,173,363	(887,374)
Net (decrease)/increase in cash and cash equivalents	(305,265)	123,632	329,650
Cash and cash equivalents, beginning of the year	416,510	111,245	234,877
Cash and cash equivalents, end of the year	111,245	234,877	564,527

The above financial statements amounts and balances have included intercompany transactions which have been eliminated on the Company’s consolidated financial statements.

As of December 31, 2019 and 2020, the total assets of Group’s VIEs were mainly consisting of cash and cash equivalents, trade receivable, contract assets, prepayments and other receivables, financial assets at fair value through profit or loss, property and equipment, intangible assets and deferred tax assets. As of December 31, 2019 and 2020, the total liabilities of VIEs were mainly consisting of trade and other payable, payroll and welfare payables, contract liabilities and short-term borrowings.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                               Summary of significant accounting policies

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

2.1                     Basis of preparation

In January 2018, the Company acquired control of the Listing Business which was carried out through a domestic company and its subsidiaries (the ‘PRC Operating Entities’) through a series of transactions (the ‘Recapitalization’). The Company and those companies newly set up during the Recapitalization have not been involved in any other business prior to the Recapitalization and their operations do not meet the definition of a business. The Recapitalization is merely a recapitalization of the Listing Business with no change in management of such business and the ultimate owners of the Listing Business remain the same. Accordingly, the Group resulting from the Recapitalization is regarded as a continuation of the Listing Business conducted under PRC Operating Entities. The consolidated financial statements of the Group have been prepared and presented using the carrying amounts of the income, expenses, assets and liabilities of the consolidated financial statements of PRC Operating Entities for all periods presented.

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

Recent accounting pronouncements

(a)                       New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2020:

•                                Amendments to IAS 1 and IAS 8 - Definition of Material

•                                Amendments to IFRS 3 - Definition of a Business

•                                Amendments to IFRS 7, IFRS 9 and IAS 39 - Interest Rate Benchmark Reform

•                                Amendments to IFRS 16 - Covid-19-related Rent Concessions

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

2                               Summary of significant accounting policies (Continued)

2.1                     Basis of preparation (Continued)

Recent accounting pronouncements (Continued)

(b)                       New standards and amendments to standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations have been issued but not effective during the year ended December 31, 2020 and have not been early adopted by the Group in preparing these consolidated financial statements:

Effective for annual periods beginning on or after

Amendments to IFRS 4 - Insurance contracts	January 1, 2021
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform — Phase 2	January 1, 2021
Amendments to IFRS 3 - Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 37 - Onerous Contracts: Cost of Fulfilling a Contract	January 1, 2022
Annual Improvements to IFRS Standards 2018—2020	January 1, 2022
Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before intended use	January 1, 2022
Amendments to IAS 1 - Classification of Liabilities as Current or Non-current	January 1, 2023
IFRS 17 - Insurance Contracts	January 1, 2023

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

Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment accounted for using the equity method include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate or a joint venture, any difference between the cost of the investment accounted for using the equity method and the Group’s share of the net fair value of the investment’s identifiable assets and liabilities is accounted for as goodwill.

If the ownership interest in an associate or a joint venture is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognized in the consolidated statement of comprehensive income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in investment accounted for using the equity method equals or exceeds its interest in the investment, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the investment.

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

With respect to the PRC Operating Entities, the Group acts as a principal and the determination of the consolidation of PRC Operating Entities is set out in Note 1.2. The unconsolidated structured entities in which the Group acts as an asset manager is set out in Note 36.

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

For the purpose of internal reporting and management’s operation review, the chief operating decision-makers and management personnel do not segregate the Group’s business by product or service lines. The virtual banking operation newly launched in 2020 is not yet material for the Group and not yet regarded by executive directors of the Company as one separate segment for internal reporting purpose. Hence, the Group has only one reportable operating segment. As the Group’s assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses incurred in the PRC, no geographical segments are presented.

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

2.8                     Intangible assets

The Group’s intangible assets include application and platform, purchased software, development cost in progress, goodwill, business license and others.

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

The useful lives of intangible assets are assessed by the period of bringing economic benefits for the Group.

The useful lives of intangible assets excluding development cost in progress are set as follows:

Expected useful life

• Application and platform	3 - 10 years
• Purchased software	3 - 5 years
• Business license	3 - 5 years

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

•          Fair value through other comprehensive income (“FVOCI”): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other income, gains or loss. Interest income from these financial assets is included in other gain using the effective interest rate method. Foreign exchange gains and losses are presented in other income, gains or loss and impairment expenses are presented in the statement of profit or loss.

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

Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. See Note 18 for further information about the Group’s accounting for trade receivables and Note 4 for a description of the group’s impairment policies.

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

2.17              Customer deposits

Customer deposits are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. Customer deposits are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

2.18              Leases

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

Right-of-use assets are measured at cost comprising the following:

•                                the amount of the initial measurement of lease liability

•                                any lease payments made at or before the commencement date less any lease incentives received

•                                any initial direct costs, and

•                                restoration costs.

Right-of-use assets related to lease of properties are recorded under property and equipment (Note 12). Lease liabilities are recorded under trade and other payables (Note 27).

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                               Summary of significant accounting policies (Continued)

2.19              Employee benefits

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

2.20              Share-based payments

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

2.21              Revenue recognition

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

2.21              Revenue recognition (Continued)

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

Only the contracts for business origination services (Note 2.21(b)) contain significant financing components. As a practical expedient, the Group does not account for financing components if the period between when the Group transfers the promised goods or services to the customer and when the customer pays for those goods or services is one year or less.

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

(a) Implementation and post-implementation support service

Implementation services represent customer-specific software development or customization services provided to customers for the use of the Group’s software in cloud offerings or on-premise IT environment. The implementation contract is either on a time and material basis or fixed-fee basis. The Group invoices fees for implementation services monthly based on actual time and material incurred to date or according to pre-agreed payment schedules. After development, the license to use the software is granted to the customer with an indefinite life. The customer cannot benefit from the implementation service on its own without the license. The perpetual license is a result of the implementation service. The implementation service and the perpetual license are highly interrelated and within the context of the contract, the promise of the Group is to transfer the implementation service together with the perpetual license as one output to its customers.  Both the implementation service and the perpetual license to use the software are not distinct and thus should be combined together as one performance obligation. And there is no sales/usage-based royalty for the licence to use the software in the arrangement.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                               Summary of significant accounting policies (Continued)

2.21              Revenue recognition (Continued)

(a) Implementation and post-implementation support service (Continued)

Post-implementation support services mainly represent post implementation maintenance services and post implementation cloud services such as computing services, storage, server and bandwidth. The cloud-based infrastructure is hosted by another company engaged by the Group where the Group is the principal in provision of cloud services because the Group control the cloud services in advance before transferring those services to the customer. The Group is the primary obligor who is responsible for making sure the cloud services can fulfil customer’s needs and requirements and the Group has full discretion in establishing the price for post implementation cloud services. Periodic fixed fees for post-implementation support services are typically invoiced yearly or quarterly in advance.

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

2.21              Revenue recognition (Continued)

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

In order to satisfy its performance obligation (that is generating customer leads for financial institutions), the Group designs marketing plans, sources leads and analyses the leads. The Group generates customer leads for financial institutions through its own platform or from channel partners. The leads, which are sourced from the Group’s own platform or from the channel partners, are grouped together and are screened and analysed by the Group to ensure that they meet customers’ criteria. When the leads are sourced from the channel partners, the Group determined that it is the principal in providing the business origination services to the financial institutions because the Group controls the leads sourced from channel partners, screens and analyses the leads before delivering those leads to customers. For business origination services, the Group is primarily responsible for fulfilling the promise to generate customer leads to financial institutions and has full discretion in establishing the price for the business origination services provided to financial institutions, as well as the selection of and determination of prices paid to the channel partners. Accordingly, the Group records revenue based on the gross amount payable by the financial institutions and records the amount payable to the channel partners as cost of revenue. The revenue for business origination services is recognized when a referral is successfully accepted by financial institutions.

The Group provides lending solutions to financial institutions which could involve multiple performance obligations including business origination, post-lending management service and a financial guarantee. Contracts with a financial guarantee obligation are referred to as “guarantee model” and contracts without a financial guarantee obligation are referred to as “non-guarantee model”. Under the guarantee model, the Group considers both borrower and lender its customers where the Group receives consideration from borrowers. Under the non-guarantee model, the Group considers borrowers, lenders and insurance companies its customers where the Group receive consideration from insurance companies. The Group has ceased contracts under “guarantee model” before the end of January 2018 and has ceased contracts with variable fees under “non-guarantee model” before the end of September 2019 (collectively referred to as the “Ceased Lending Solution Contracts”).

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                               Summary of significant accounting policies (Continued)

2.21              Revenue recognition (Continued)

(b) Transaction based service (Continued)

Business origination service (Continued)

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

2.21              Revenue recognition (Continued)

(b) Transaction based service (Continued)

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

Cloud platform services

Cloud platform services mainly represent providing financial institutions with value-added services including computing, storage, database and backup services on a variety of cloud infrastructures.

For cloud platform contracts, the Group normally charges its customers based on usage of the services at fixed charge rates, and invoices the fees on periodical basis. The revenue from these services is recognized when the customers receive and consume the benefits of these services, based on the amount charged for such services.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                               Summary of significant accounting policies (Continued)

2.21              Revenue recognition (Continued)

(b) Transaction based service (Continued)

Others

Other revenue mainly represents sales of products, asset management services and revenue from banking operation.

For sales of products, the Group recognizes revenue net of discounts and return allowances upon the time when the products are delivered to customers.

For asset management services, the service revenues are recognized ratably over the term of the service contracts.

For revenue from banking operations, interest income from financial assets measured at amortized cost from banking operations is recognized using the effective interest rate method (Note 2.22). Fees and commissions are recognized on an accrual basis when the service has been provided or significant act performed.

2.22              Interest income

Interest income on financial assets measured at amortized cost from banking operations calculated using the effective interest method is included in the revenue (Note 5) below.

Interest income from financial assets at FVPL is included in the net gains/(losses) on financial assets at fair value through profit or loss, see other income (Note 8) below.

Interest income from financial assets that are held for cash management purposes is included in finance income, see finance income (Note 9) below.

Interest income on financial assets at amortized cost for non-banking services and financial assets at FVOCI and any other interest income calculated using the effective interest method is included in the other income (Note 8) below.

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

2.23              Dividend income

Dividend income is recognized when the right to receive payment is established.

2.24              Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

2.25              Tax

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

2.25              Tax (Continued)

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

(a)                       Capitalization of development costs

Costs incurred in upgrading existing application and platform (primarily relating to upgrade of the existing features or additions of new features/modules) and developing new application and platform are capitalized as intangible assets when recognition criteria as detailed in Note 2.8 are fulfilled. Management has applied judgement in determining recognition criteria required for capitalization of such costs have been met, including whether it is technical feasible to complete the application and platform, and whether the application and platform under development will generate probable future economic benefits based on the historical experience of the existing products and the prospects of the markets. Any severe change in market performance or technology advancement will have an impact on the development costs capitalized.

(b)                       Impairment of financial assets measured at amortized costs

The Group applies expected credit losses model in measuring impairment of trade receivables, contract assets. The expected loss rates are based on the Group’s past loss experiences, existing market conditions as well as forward looking estimates at the end of each reporting periods.

Details of the methodology and key inputs used are disclosed in Note 4.1(b)(ii).

(c)                        Income taxes

The Group is subject to income taxes in numerous jurisdictions. Judgement is required in determining the provision for income taxes.

The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future against which the deductible temporary difference can be utilised. To determine the future taxable profits, reference is made to the latest available profit forecasts. Where the temporary difference is related to losses, relevant tax law is considered to on a jurisdictional basis determine the availability of the losses to offset against the future taxable profits.

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3                               Critical accounting estimates and judgments (Continued)

(d)                       Recognition of share-based compensation expenses

As mentioned in Note 26, equity-settled share-based compensation schemes were established for the employees. The directors have used the Binomial option-pricing model to determine the grant date fair value of the options or restricted shares granted to employees, which is to be expensed over the vesting period. Significant estimate on assumptions, such as the underlying equity value, risk-free interest rate, expected volatility and dividend yield, is required to be made by the directors in applying the Binomial option-pricing model. In addition, The Group is required to estimate the percentage of grantees that will remain in employment with the Group and if the performance conditions for vesting will be met at the end of the vesting period. The Group only recognizes an expense for those share options or restricted shares expected to vest over the vesting period.

(e)                        Estimation of the useful life of application and platform included in intangible assets

As at December 31, 2020, the carrying amount of application and platform was RMB382,635,000 (2019: RMB432,743,000). The Group estimates the useful life of the application and platform to be at least 3 years based on the expected technical obsolescence of such assets. However, the actual useful life may be shorter or longer than 3 years, depending on technical innovations and competitor actions. If it were only 2 years, the carrying amount would be RMB253,216,000 as at December 31, 2020. If the useful life were estimated to be 5 years, the carrying amount would be RMB486,171,000.

(f)                         Impairment of intangible assets including goodwill

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

The management of the Group consider that no impairment charge was required after performing the impairment assessment for the years ended December 31, 2018, 2019 and 2020.

(g)                       Consolidation of VIEs

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3                               Critical accounting estimates and judgments (Continued)

(h)                       Multiple performance obligations

The Group considers implementation and post-implementation support services as distinct performance obligations (Note 2.21 (a)), and the business origination and post-lending management services as distinct performance obligations (Note 2.21 (b)). However, the Group does not provide these services separately, and the third-party evidence of selling price does not exist either, as public information is not available regarding the amount of fees competitors charge for these services. As a result, the Group uses the expected-cost-plus-a-margin approach to determine its best estimate of selling prices of the different deliverables as the basis for allocation. When estimating the selling prices, the Group considers the costs related to such services, profit margin, customer demand, effect of competition, and other market factors, if applicable. During the year ended December 31, 2020, the estimation of multiple performance obligations does not have significant effect on the financial statements as relevant transaction has decreased due to Ceased Lending Solution Contracts.

(i)                          Estimation of variable consideration

The total consideration for business origination service and post-lending management service provided by the Group to financial institutions is variable. Under guarantee model, the fee rate is fixed and the variability is mainly related to the prepayment risk of borrowers that the borrower can early repay the loans and the monthly service fee for the remaining period will be waived. Under non-guarantee model, the fee includes a fixed component and a variable component which depends on the performance of portfolios of the underlying loans, therefore the variability is mainly related to actual default rates of portfolios of the loans, as well as the prepayment risk. Variable fees are included as part of the total transaction price to the extent that it is highly probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable fee is subsequently resolved. The Group considers estimated prepayment risk and estimated default risk in determining its transaction price, using the expected value approach on the basis of historical information and current trends of prepayments and default. Further, given the service fees are collected over the typical loan term of 36 months, the transaction price is calculated as the present value of all probable collections, discounted using a discount rate that reflects the customers’ credit worthiness. During the year ended December 31, 2020 and 2019, the estimation of variable consideration does not have significant effect on the financial statements as relevant transaction has decreased due to Ceased Lending Solution Contracts.

(j)                          Measurement of financial guarantee liability

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

Subsequent to initial recognition, the guarantee liabilities are measured at the higher of the amount determined in accordance with the expected credit loss model under IFRS 9 Financial Instruments and the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15 Revenue from Contracts with Customers. The measurement of the expected credit loss of the underlying guaranteed loans takes into account the historical loss record of the Group and those of other comparable companies in the market/industry, current and forward looking economics conditions. During the year ended December 31, 2020 and 2019, the measurement of financial guarantee liability does not have significant effect on the financial statements as relevant transaction has decreased due to Ceased Lending Solution Contracts.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3                               Critical accounting estimates and judgments (Continued)

(k)                       Allocation of amortization of intangible assets between cost of revenue and research and development expenses

Intangible assets of the Company are mainly used in provision of services to customers and therefore amortization of the Company is recognized as cost of revenue, except that platform and application with an original cost of RMB690,910,000 contributed by Ping An Group has been used in the provision of services to customers and concurrently been used as the foundation to research and develop new or upgraded products and services. With the assistance of a third party valuation firm, the original cost of RMB690,910,000 of platform and application contributed by Ping An Group is split into two components. The first component of RMB591,650,000 is arrived at based on a discounted cash flow valuation assuming that the Company had obtained the license to use the platform but had not obtained intellectual property rights of the platform and thus no revenue would be generated from new products in the future. The other component of RMB99,260,000 is considered as the value related to the potential of intellectual property rights (such as software codes) which are to be used in research and development activities. The amortization of platform and application with an original cost of RMB690,910,000 contributed by Ping An Group is then allocated to cost of revenue and research and development expenses based on the ratio of the above two components. Significant judgement, in particular the disaggregation of cash flow between the two components, have been made by the Company in arriving at the valuation of two components based on which the related amortization is allocated to cost of revenue and research and development expenses. During the year ended December 31, 2020 and 2019, the allocation of amortization does not have significant effect on the financial statements as the application and platform contributed by Ping An Group was fully amortized on July, 2019.

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

The outbreak of Coronavirus Disease 2019 (‘‘COVID-19’’) has hit China and many other countries. The Group’s operations have been negatively affected by delays in project implementation, on-site work, business development, client interaction and general uncertainties surrounding the effective and timely constraint of COVID-19. Though most travel restrictions have eased in China, international travel restriction and temporary lock-down in certain countries remained in the second quarter of 2020. The outbreak of COVID-19 and the resulting widespread health crisis have also adversely affected the economies and financial markets, which could result in an economic downturn. As a result, customer usage of the Group’s solutions and the revenue growth have been and will continue to be adversely affected.

The extent to which this outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information that may emerge concerning the severity of this outbreak and future actions, if any, to contain this outbreak or treat its impact, among others.

The Group has been proactively working with existing and new customers to provide them operation support services and assist them in their shift to cloud-based solutions amid the pandemic-related interruptions. The outlook for the pandemic remains fluid, and the full and long-term implications from COVID-19 on the Group’s business and results of operations are uncertain. The Group will continue to closely monitor the situation and adjust our business to meet the evolving customer demand.

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

The subsidiaries of the Group are mainly operated in mainland China with most of the transactions settled in RMB. The Group considers that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency.

The analysis below is performed for reasonably possible movements in key variables with all other variables held constant, showing the post-tax impact on profit and equity.

	At December 31,			At December 31,
	2018	2019	2020	2018	2019	2020
	Impact on post tax profit			Impact on other components of equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

USD+5%	20,636	21,776	52,506	240,809	326,722	618,581
USD -5%	(20,636)	(21,776)	(52,506)	(240,809)	(326,722)	(618,581)

Interest rate risk

Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Floating rate instruments expose the Group to cash flow interest rate risk, whereas fixed rate instruments expose the Group to fair value interest risk.

The Group is exposed to interest rate risk primarily in relation to term deposits and short-term borrowings, all of which mature in one year. The Group generally assumes borrowings to fund working capital requirements. The risk is managed by the Group by matching the terms of interest rates of term deposits and short-term borrowings.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4                               Management of financial risk (Continued)

4.1                     Financial Risk (Continued)

(b)                       Credit risk

(i)                           Credit risk management

In 2020, the COVID-19 had certain impacts on businesses in some provinces/cities and industries as well as the whole economy. As a result, the quality of the Group’s credit assets and investment assets was affected to some extent. The Group proactively responded to the challenging environment, continuously enhanced prudential management, and promoted technological empowerment.

The Group’s credit risk is mainly associated with cash and cash equivalents, restricted cash, trade receivables, contract assets, other receivables, financial assets measured at amortized cost from banking operations and financial guarantee contracts. The carrying amounts of each class of the above financial assets represent the Group’s maximum exposure to credit risk in relation to financial assets except for the financial guarantee as disclosed in Note 4.1 (b) (ii).

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

For financial assets measured at amortized cost from banking operations, management developed independent and regular procedures to review the approvals of credit applications, structure levels of credit risk by setting limits on the exposure of risk, and review the ability of borrowers to meet repayment obligations, with monitoring on a revolving basis and periodic review. The credit programmes are managed on portfolio basis, and the limits on the level of credit risk by sectors are approved annually by the management. The exposure to credit risk is mitigated by obtaining relevant financial guarantee. For debt securities and interbank exposure under treasury portfolio, external ratings are used, which are continuously monitored and updated.

For financial guarantee contracts and relevant financial guarantee fee receivables as disclosed in Note 2.21, the Group has ceased providing financial guarantee before the end of January 2018. Management reviews the financial guarantee contracts and financial guarantee fee receivables collectively at each reporting date to ensure that adequate allowance for impairment losses and relevant liabilities are made.

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

4.1                     Financial Risk (Continued)

(b)                       Credit risk (Continued)

(ii)                        ECL measurement

For financial assets whose impairment losses are measured using expected credit loss (“ECL”) model, the Group assesses whether their credit risk has increased significantly since their initial recognition, and applies a three-stage impairment model to calculate their impairment allowance and recognize their ECL, as follows:

• Stage 1: If the credit risk has not increased significantly since its initial recognition, the financial asset is included in stage 1.

• Stage 2: If the credit risk has increased significantly since its initial recognition but is not yet deemed to be credit-impaired, the financial instrument is included in stage 2. The description of how the Group determines when a significant increase in credit risk has occurred is disclosed in the following section of “judgement of significant increase in credit risk”.

• Stage 3: If the financial instruments are credit-impaired, the financial instrument is included in stage 3. The definition of credit-impaired financial assets is disclosed in the following section of “the definition of credit-impaired assets”.

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

The Group applies the IFRS 9 simplified approach in measuring expected credit losses which uses a lifetime expected impairment loss allowance for all trade receivables and contract assets excluding those generated from Ceased Lending Solution Contracts.

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

Under IFRS 9, in order to determine whether credit impairment occurs, the defined standards adopted by the Group are consistent with the internal credit risk management objectives for relevant financial assets while considering quantitative and qualitative indicators. When the Group assesses whether the debtor has credit impairment, the following factors are mainly considered:

•                                The debtor has overdue more than 90 days after the contract payment date

•                                The debtor has significant financial difficulties

•                                The debtor is likely to go bankrupt or other financial restructuring

•                                The lender gives the debtor concessions for economic or contractual reasons due to the debtor’s financial difficulties, where such concessions are normally reluctant to be made by the lender

The credit impairment of financial assets may be caused by the joint effects of multiple events and may not be caused by separately identifiable event.

Forward-looking information

The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the debtors to settle the receivables. The Group has identified the Gross Domestic Product (“GDP”) to be the most relevant factor, and has also taken into account of the HK real GDP, the HK Property Price Index (“PPI”), the HK Unemployment Rate (“UR”) in banking operations, and accordingly adjusts the historical loss rates based on expected changes in these factors. In generating the forward-looking scenarios, the operationalization of the ECL models, using also the latest economic statistics, would take into account the recent influences of the coronavirus pandemic situation.

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4                               Management of financial risk (Continued)

4.1                     Financial Risk (Continued)

(b)                       Credit risk (Continued)

(ii)                        ECL measurement (Continued)

Credit risk exposure (Continued)

(1)                       Trade receivables and contract assets

	As at December 31, 2019
	RMB’000	RMB’000	RMB’000
	Trade receivables	Contract assets	Total

Gross carrying amount
Applying simplified approach (*1)	738,004	173,292	911,296
Applying three-stage approach (*2)	—	98,863	98,863
	738,004	272,155	1,010,159

Loss allowance
Applying simplified approach (*1)	27,881	18,063	45,944
Applying three-stage approach (*2)	—	1,818	1,818
	27,881	19,881	47,762

	As at December 31, 2020
	RMB’000	RMB’000	RMB’000
	Trade receivables	Contract assets	Total

Gross carrying amount
Applying simplified approach (*1)	881,147	317,113	1,198,260
Applying three-stage approach (*2)	—	12,300	12,300
	881,147	329,413	1,210,560

Loss allowance
Applying simplified approach (*1)	42,457	54,786	97,243
Applying three-stage approach (*2)	—	9	9
	42,457	54,795	97,252

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

(b)                       Credit risk (Continued)

(ii)                        ECL measurement (Continued)

Credit risk exposure (Continued)

(1)                       Trade receivables and contract assets (Continued)

*1                        To measure the expected credit losses, all trade receivables and contract assets except for amount related to Ceased Lending Solution Contracts applying simplified approach have been grouped based on shared credit risk characteristics and the ageing analysis. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables for the same types of contracts. The impairment loss allowance of trade receivables and contract assets applying simplified approach was determined as follows:

	As at December 31, 2019
	Related parties	Up to 1 year	1 year to 2 year	2 year to 3 year	Above 3 years	Total

Expected loss rate	—	4.93%	13.80%	26.37%	96.75%	5.04%

Gross carrying amount of trade receivables and contract assets applying simplified approach	295,944	555,018	43,859	4,809	11,666	911,296

Loss allowance of trade receivables and contract assets applying simplified approach*	—	27,335	6,054	1,268	11,287	45,944

	As at December 31, 2020
	Related parties	Up to 1 year	1 year to 2 year	2 year to 3 year	Above 3 years	Total

Expected loss rate	—	6.36%	32.93%	78.49%	98.70%	8.12%

Gross carrying amount of trade receivables and contract assets applying simplified approach	516,765	554,889	88,524	23,655	14,427	1,198,260

Loss allowance of trade receivables and contract assets applying simplified approach	—	35,286	29,151	18,566	14,240	97,243

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4                               Management of financial risk (Continued)

4.1                     Financial Risk (Continued)

(b)                       Credit risk (Continued)

(ii)                        ECL measurement (Continued)

Credit risk exposure (Continued)

(1)                       Trade receivables and contract assets (Continued)

Movements in the impairment loss allowance of trade receivables and contract assets applying simplified approach are as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Beginning of the year	—	(13,128)	(45,944)
Additions of impairment loss	—	(34,243)	(128,437)
Addition from acquisition of subsidiary	(13,681)	(2,186)	—
Reversal of impairment loss	553	531	9,494
Write-off	—	3,082	67,644
End of the year	(13,128)	(45,944)	(97,243)

*2                        The impairment loss allowance of contract assets applying three-stage approach was determined as follows:

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Gross carrying amount
Stage 1	98,364	12,290
Stage 2	499	10
	98,863	12,300

Loss allowance
Stage 1	1,421	1
Stage 2	397	8
	1,818	9

Movements in the impairment loss allowance of contract assets applying three-stage approach are as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Beginning of the year	—	(1,960)	(1,818)
Additions of impairment loss	(2,826)	(6,741)	(12,296)
Addition from acquisition of subsidiary	(476)	(570)	—
Reversal of impairment loss	—	151	—
Write-off	1,342	7,302	14,105
End of the year	(1,960)	(1,818)	(9)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4                               Management of financial risk (Continued)

4.1                     Financial Risk (Continued)

(b)                       Credit risk (Continued)

(ii)                        ECL measurement (Continued)

Credit risk exposure (Continued)

(2)                       Other receivables

Credit risk exposure of other receivables was mainly from financial guarantee fee receivables. Credit risk exposure of financial guarantee fee receivables has significantly decreased due to Ceased Lending Solution Contracts. The following table presents the credit risk exposure of the financial guarantee fee receivables as at December 31, 2020 and 2019.

	As at December 31,
	2019	2020
	RMB’000	RMB’000
Financial guarantee fee receivables

Gross carrying amount
Stage 1	51,073	91
Stage 2	4,223	83
	55,296	174

Loss allowance
Stage 1	3,976	7
Stage 2	3,359	67
	7,335	74

(3)                       Financial assets measured at amortized cost from banking operations

The following table presents the credit risk exposure of the financial assets measured at amortized cost from banking operations.

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Gross carrying amount
Stage 1	—	602,291
	—	602,291

Loss allowance
Stage 1	—	(711)
	—	(711)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4                               Management of financial risk (Continued)

4.1                     Financial Risk (Continued)

(b)                       Credit risk (Continued)

(ii)                        ECL measurement (Continued)

Credit risk exposure (Continued)

(4)         Financial guarantee contracts

The following table contains an analysis of the maximum credit risk exposure from financial guarantee contracts.

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Stage 1	427,346	5,275
Stage 2	39,895	1,328
	467,241	6,603

The Group normally makes a full settlement of the outstanding principal and interest to lenders when the underlining loans are overdue by a number of days (typically 80 days). When the loans become overdue for more than 80 days, the loans are considered impaired and there is no reasonable expectation of recovery from such loans. The financial guarantee liability balance will be reduced by the respective payouts made by the Group. As such, there are no stage 3 credit risk exposures for financial guarantee contracts as at December 31, 2019 and 2020.

(c)                        Liquidity risk

The Group manages liquidity risk by maintaining adequate cash and cash equivalents and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Management believe that the Group’s current cash and cash equivalents and anticipated cash flows from operations, investment and financing activities will be sufficient to meet the Group’s anticipated working capital requirements and capital expenditures for the next 12 months from December 31, 2020.

The liquidity risk of the currency swap is managed by aligning the critical terms of such swaps with the hedged items.

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

	As at December 31, 2019
	Within 1 year	1 to 5 years	Total
	RMB’000	RMB’000	RMB’000

Short-term borrowings	3,269,337	—	3,269,337
Trade and other payables	671,461	435,618	1,107,079
- Including: lease liabilities	111,012	102,545	213,557
Non-derivative financial liabilities:	3,940,798	435,618	4,376,416

Gross settled (foreign currency swaps)
- (inflow)	(2,038,696)	—	(2,038,696)
- outflow	2,041,378	—	2,041,378
Derivative financial liabilities	2,682	—	2,682

Total	3,943,480	435,618	4,379,098

Financial guarantees
Maximum guarantee exposure*	467,241	—	467,241

	As at December 31, 2020
	Within 1 year	1 to 5 years	Total
	RMB’000	RMB’000	RMB’000

Short-term borrowings	2,312,504	—	2,312,504
Trade and other payables	834,600	424,701	1,259,301
- Including: lease liabilities	90,098	50,596	140,694
Customer deposits	405,853	—	405,853
Non-derivative financial liabilities:	3,552,957	424,701	3,977,658

Gross settled (foreign currency swaps)
- (inflow)	(1,939,843)	—	(1,939,843)
- outflow	2,105,723	—	2,105,723
Derivative financial liabilities	165,880	—	165,880

Total	3,718,837	424,701	4,143,538

Financial guarantees
Maximum guarantee exposure*	6,603	—	6,603

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

The Group monitors capital (including share capital and reserves) by regularly reviewing the capital structure. As a part of this review, the Company considers the cost of capital and the risks associated with the issued share capital. The Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or repurchase the Company’s shares. In the opinion of the Directors of the Company, the Group’s capital risk is low as at December 31, 2020.

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4                               Management of financial risk (Continued)

4.3                     Fair value estimation (Continued)

Determination of fair value and fair value hierarchy (Continued)

The following tables provide the fair value measurement hierarchy of the Group’s financial assets and liabilities:

	As at December 31, 2019
	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Assets measured at fair value
Financial assets at fair value through profit or loss (Note 21)	—	1,689,529	1,438	1,690,967

Financial assets at fair value through other comprehensive income (Note 16)	388,448	—	5,000	393,448

Financial liabilities
Derivative financial liabilities	—	2,682	—	2,682

	As at December 31, 2020
	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Assets measured at fair value
Financial assets at fair value through profit or loss (Note 21)	—	1,487,195	676	1,487,871

Financial assets at fair value through other comprehensive income (Note 16)	16,828	—	5,000	21,828

Financial liabilities
Derivative financial liabilities	—	165,880	—	165,880

For the years ended December 31, 2018, 2019 and 2020, there were no transfers among different levels of fair values measurement.

Movements of Level 3 financial instruments measured at fair value is as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Beginning of the year	5,000	5,000	6,438
Additions	—	1,438	—
Gains/(losses) recognised in other gain	—	—	(762)
End of the year	5,000	6,438	5,676

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5                               Revenue

(a)                       Disaggregation of revenue from contracts with customers

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Implementation	295,916	570,822	851,856
Transaction based and support revenue
- Operation support services	309,502	582,968	1,061,445
- Business origination services *	554,957	770,893	605,733
- Risk management services	205,160	327,120	362,530
- Cloud services platform	—	—	314,338
- Post-implementation support services	27,442	36,000	55,678
- Others	20,512	40,043	60,710

	1,413,489	2,327,846	3,312,290

* Included in business origination services is revenue from guarantee model as disclosed in Note 2.21(b) of RMB29,746,000 RMB13,657,000 and RMB6,706,000 for the years ended December 31, 2018, 2019 and 2020, respectively.

Disaggregation of Revenue by timing of transfer of services over time or at a point in time is set out below:

	At a point in time	Over time	Total
Year ended December 31, 2018

Implementation	—	295,916	295,916
Transaction based and support revenue
- Operation support services	243,112	66,390	309,502
- Business origination services	554,957	—	554,957
- Risk management services	205,160	—	205,160
- Post-implementation support services	—	27,442	27,442
- Others	13,171	7,341	20,512

	1,016,400	397,089	1,413,489

	At a point in time	Over time	Total

Year ended December 31, 2019
Implementation	—	570,822	570,822
Transaction based and support revenue
- Operation support services	278,768	304,200	582,968
- Business origination services	770,893	—	770,893
- Risk management services	327,120	—	327,120
- Post-implementation support services	—	36,000	36,000
- Others	37,354	2,689	40,043

	1,414,135	913,711	2,327,846

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5                               Revenue (Continued)

(a)                       Disaggregation of revenue from contracts with customers (Continued)

	At a point in time	Over time	Total

Year ended December 31, 2020
Implementation	—	851,856	851,856
Transaction based and support revenue
- Operation support services	453,720	607,725	1,061,445
- Business origination services	605,733	—	605,733
- Risk management services	362,530	—	362,530
- Cloud services platform	—	314,338	314,338
- Post-implementation support services	—	55,678	55,678
- Others	56,505	4,205	60,710

	1,478,488	1,833,802	3,312,290

During the years ended December 31, 2018, 2019 and 2020, the Group mainly operated in PRC and most of the revenue were generated in PRC.

The major customers (and for the Group’s lending solution services, the parties to whom service fees were charged (i)) which contributed more than 10% of the total revenue of the Group for the years ended December 31, 2018, 2019 and 2020 are listed as below:

	For the year ended December 31,
	2018	2019	2020
	% of total revenue	% of total revenue	% of total revenue

Ping An Group and its subsidiaries	45.78%	42.90%	52.23%
Lufax and its subsidiaries	27.39%	16.05%	11.32%
	73.17%	58.95%	63.55%

The major customers (and for the Group’s lending solution services, the lender(ii)) which contributed more than 10% of the total revenue of the Group for the years ended December 31, 2018, 2019 and 2020 are listed as below:

	For the year ended December 31,
	2018	2019	2020
	% of total revenue	% of total revenue	% of total revenue

Ping An Group and its subsidiaries	37.33%	42.73%	52.13%
Lufax and its subsidiaries	27.39%	12.85%	10.36%
	64.72%	55.58%	62.49%

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5                               Revenue (Continued)

(b)                       Contract assets and liabilities

The Group has recognized the following revenue-related contract assets and liabilities:

	At December 31,
	2019	2020
	RMB’000	RMB’000

Contract assets
-Implementation	173,292	233,785
-Transaction based and support	98,863	95,628
- Business origination services	74,834	31,523
- Operation support services	20,537	58,211
- Post implementation support services	3,492	5,894

	272,155	329,413
Less: Impairment loss allowance
-Implementation	(18,063)	(48,970)
-Transaction based and support	(1,818)	(5,825)
- Business origination services	(854)	(9)
- Operation support services	(665)	(3,078)
- Post implementation support services	(299)	(2,738)

	(19,881)	(54,795)
	252,274	274,618

Less: Non-current contract assets	(40,998)	(16,788)

	211,276	257,830

Contract liabilities
-Implementation	875	34,354
-Transaction based and support	116,785	121,876
-Post implementation support services	17,451	20,320
-Risk management services	19,146	8,301
-Operation support services	69,974	78,504
-Others	10,214	14,751
	—	—
Current contract liabilities	117,660	156,230

Less: Non-current contract liabilities	(12,700)	(17,683)

	104,960	138,547

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5                               Revenue (Continued)

(b)                       Contract assets and liabilities (Continued)

Increase in contract assets during the year was in line with the growth of the Group’s contracted sales.

During the years ended December 31, 2018, 2019 and 2020, there were no material cumulative catch-up adjustments to revenue that affect the corresponding contract asset or contract liability, including adjustments arising from a change in the measure of progress, a change in an estimate of the transaction price or a contract modification, there were also no revenue recognized in the reporting year from performance obligations satisfied (or partially satisfied) in previous years.

(i)                            Revenue recognized in relation to contract liabilities

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Revenue recognized that was included in the contract liability balance at the beginning of the year	10,363	58,383	104,960

(ii)                          Remaining performance obligations of long-term contracts

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Aggregate amount of the transaction price allocated to long-term contracts that are partially or fully unsatisfied at the end of each year
Expected to be recognized within one year	52,838	67,979	240,089
Expected to be recognized in one to two years	45,305	18,920	67,464
Expected to be recognized in two to three years	22,391	3,290	48,475
Expected to be recognized beyond three years	14,880	12,339	27,688
	135,414	102,528	383,716

The remaining performance obligations disclosed above represent post-implementation support services, risk management services and operation support services that have an original contractual term of more than one year. Moreover, the amounts disclosed above do not include variable consideration, which presently is fully constrained.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6                               Expenses by nature

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Employee benefit expenses (Note 7)	737,399	1,480,826	1,643,404
Technology service fee	614,311	858,946	1,500,711
Outsourcing labor costs	131,198	276,301	300,323
Amortization of intangible assets	260,088	332,470	282,697
Business origination fee	224,405	291,883	251,988
Depreciation of property and equipment	93,939	127,386	138,531
Telecommunication expenses	78,175	85,918	107,077
Professional service fee	60,782	72,135	86,186
Purchase cost of products	9,188	46,070	74,248
Marketing and advertising fee	74,013	47,014	59,801
Travelling expenses	50,207	89,195	54,587
Impairment loss of intangible assets	—	—	23,259
Others	112,067	201,293	183,717
Total cost of revenue, research and development expenses, selling and marketing expenses, general and administrative expenses	2,445,772	3,909,437	4,706,529

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Research and development costs
- Employee benefit expenses	397,488	610,063	610,564
- Technology service fee	375,085	448,902	682,222
- Amortization of intangible assets	33,082	20,311	3,812
- Depreciation of property and equipment	6,025	12,687	9,659
- Impairment loss of intangible assets	—	—	5,597
- Others	9,761	55,727	37,438
Amounts incurred	821,441	1,147,690	1,349,292

Less: capitalized
- Employee benefit expenses	(219,195)	(116,801)	(125,767)
- Technology service fee	(142,995)	(63,260)	(50,235)
- Others	(70)	(11,534)	—
	(362,260)	(191,595)	(176,002)
	459,181	956,095	1,173,290

7                               Employee benefit expenses

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Wages and salaries	587,940	1,165,604	1,319,554
Welfare and other benefits	141,708	252,907	248,870
Share-based payments (Note 26)	7,751	62,315	74,980
	737,399	1,480,826	1,643,404

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8                               Other income, gains or loss - net

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Net foreign exchange (loss)/gain	(10,951)	(8,569)	285,722
Government grants and tax rebates (Note a)	—	17,795	63,627
Net gain on financial assets at fair value through profit or loss	102,582	38,891	49,447
Gain on dilution of interest in associate (Note 14)	7,641	—	2,511
Net gain on financial assets at fair value through other comprehensive income	—	44	2,092
Gain on disposal of property, plant and equipment and intangible asset	—	13,267	1,302
Gain on disposal of lease assets and derecognition of lease liabilities	5,232	—	11
Guarantee loss, net (Note b)	(200,080)	(137,191)	(69,185)
Net loss on derivatives	(2,438)	(244)	(281,691)
Interest income from shareholder for late capital injection	15,088	—	—
Others	3,066	1,753	4,596
	(79,860)	(74,254)	58,432

(a)                       Government grants and tax rebates were related to income. There were no unfulfilled conditions or contingencies related to these subsidies.

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Government grants	—	7,397	44,202
- Technology development incentives	—	—	25,425
- Epidemic subsidies	—	—	4,000
- Operation subsidies	—	7,397	14,777
Tax rebates	—	10,398	19,425
	—	17,795	63,627

(b)                       Guarantee loss, net

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Interest income on financial guarantee fee receivables (Note 19(a))	44,289	24,802	5,257
Impairment loss of financial guarantee fee receivables (Note 19(a))	(40,762)	(29,712)	(7,988)
Guarantee charge arising from changes in estimates under financial guarantee contract	(203,607)	(132,281)	(66,454)
	(200,080)	(137,191)	(69,185)

9                               Finance costs - net

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Finance income
Interest income on bank deposits	129,435	128,261	77,237

Finance costs
Interest expense on borrowings	(145,968)	(149,279)	(127,585)
Interest expense on lease liabilities	(10,175)	(10,785)	(7,736)
Interest expense on redemption liability	(4,511)	(12,608)	(14,326)
Bank charges	(2,788)	(2,159)	(716)
	(163,442)	(174,831)	(150,363)

	(34,007)	(46,570)	(73,126)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10                        Income tax (expense)/benefit

The income tax (expense)/benefit of the Group for the years ended December 31, 2018, 2019 and 2020 is analyzed as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Current income tax	(99)	(5,157)	(16,856)
Deferred income tax	(26,370)	80,081	153,987
Income tax (expense)/benefit	(26,469)	74,924	137,131

The tax on the Group’s loss before income tax differs from the theoretical amount that would arise using the statutory tax rate applicable to loss of the consolidated entities as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Loss before income tax	1,163,816	1,762,236	1,551,254
Tax calculated at PRC statutory income tax rate of 25%	290,954	440,559	387,814

Differential of income tax rates applicable to subsidiaries	(179,909)	(120,179)	(145,000)
Expense not deductible for tax purposes	(85,795)	(53,578)	(35,455)
Incomes not subject to tax	7,549	9,022	6,899
Tax losses and temporary differences for which no deferred income tax asset was recognized	(221)	(170,868)	(81,698)
Derecognization of deferred tax assets on tax losses	(60,337)	(40,668)	(3,137)
Additional deductible allowance for research and development expenses	407	2,936	6,873
Adjustments for current tax of prior periods	883	—	—
Utilization of previously unrecognized tax losses	—	7,700	835
Income tax (expense)/benefit	(26,469)	74,924	137,131

The unused tax losses for the years ended December 31, 2019 and 2020 is analyzed as follows:

	At December 31,
	2019	2020
	RMB’000	RMB’000

Unused tax losses for which no deferred tax asset has been recognized	1,133,461	1,608,337

The expiry dates of the unused tax losses not recognized as deferred tax assets for the years ended December 31, 2019 and 2020 are listed as follows:

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10                        Income tax (expense)/benefit (Continued)

	At December 31,
	2019	2020
	RMB’000	RMB’000

Year 2022	277,048	277,048
Year 2023	121,521	117,030
Year 2024	448,605	420,353
Year 2025	—	242,645
Year 2029	7,149	7,149
Year 2030	—	9,689

Notes:

(a)                       PRC Enterprise Income Tax (“EIT”)

The income tax provision of the Group in respect of operations in Mainland China has been calculated at the tax rate of 25%, unless preferential tax rates were applicable.

Shenzhen OneConnect, Vantage Point Technology, BER Technology and Shenzhen CA as subsidiaries of the Group, were established in mainland China. They were eligible for preferential tax policies applicable for the qualification of “High and New Technology Enterprise” and were entitled to a preferential income tax rate of 15%.

(b)                       Cayman Islands Income Tax

The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax.

(c)                        Hong Kong Income Tax

The Hong Kong income tax rate is 16.5%. No Hong Kong profits tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax during the years ended December 31, 2018, 2019 and 2020.

(d)                       Singapore Income Tax

The Singapore income tax rate is 17%. No Singapore profits tax was provided for as there was no estimated taxable profits that was subject to Singapore profits tax during the years ended December 31, 2018, 2019 and 2020.

(e)                        Indonesia Income Tax

The income tax provision in respect of the Group’s operations in Indonesia was calculated at the tax rate of 0.5% on the gross revenue for the year ended December 31, 2018 and 2019, and 25% on the taxable profits for the year ended December 31, 2020.

(f)                         PRC Withholding Tax (“WHT”)

According to the EIT Law, distribution of profits earned by PRC companies since January 1, 2008 to overseas investors is subject to withholding tax of 5% or 10%, depending on the region of incorporation of the overseas investor, upon the distribution of profits to overseas-incorporated immediate holding companies.

During the years ended December 31, 2018, 2019 and 2020, no deferred income tax liability on WHT was accrued because the subsidiaries of the Group were loss making.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11                        Loss per share

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Net loss for the year attributable to owners of the Company	(1,195,712)	(1,660,566)	(1,353,608)
Weighted average number of ordinary shares in issue (in’000 shares)	923,691	939,286	1,064,710

Basic loss per share (RMB yuan)	(1.29)	(1.77)	(1.27)
Diluted loss per share (RMB yuan)	(1.29)	(1.77)	(1.27)

Basic loss per ADS (RMB yuan) (Note)		(5.30)	(3.81)
Diluted loss per ADS (RMB yuan) (Note)		(5.30)	(3.81)

Note: One ADS represented three ordinary shares of the Company.

Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of ordinary shares in issue during the years ended December 31, 2018, 2019 and 2020.

Shares held for share incentive scheme purpose have been treated as treasury shares. Accordingly, for purpose of calculation of loss per share, the issued and outstanding number of ordinary shares as at January 1, 2018, December 31, 2018, December 31, 2019 and December 31, 2020, taking into account the shares held for share incentive scheme purpose, were 833,828,400 shares, 933,828,399 shares, 1,031,149,064 shares, 1,104,233,317 shares, respectively.

The effects of all outstanding share options granted under the Share Option Scheme and Restricted Share Units Scheme, which represent 24,541,500, 26,776,325, 21,211,696 shares (Note 26), for the years ended December 31, 2018, 2019 and 2020, have been excluded from the computation of diluted loss per share as their effects would be anti-dilutive. Accordingly, dilutive loss per share for the years ended December 31, 2018, 2019 and 2020 were the same as basic loss per share for the years.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12                        Property and equipment

	Office and telecommunication equipment	Right-of-use properties	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2019
Cost	85,861	268,992	55,956	410,809
Accumulated depreciation	(23,654)	(60,583)	(6,904)	(91,141)
Net book amount	62,207	208,409	49,052	319,668

Year ended December 31, 2019
Opening net book amount	62,207	208,409	49,052	319,668
Acquisition of subsidiary (Note 35)	2,707	13,938	1,479	18,124
Additions	65,310	46,479	32,480	144,269
Disposals, net	(39,328)	—	—	(39,328)
Depreciation charge	(26,187)	(86,688)	(14,511)	(127,386)
Exchange difference	(329)	(141)	(372)	(842)
Closing net book amount	64,380	181,997	68,128	314,505

As at December 31, 2019
Cost	108,561	329,409	89,915	527,885
Accumulated depreciation	(43,852)	(147,271)	(21,415)	(212,538)
Exchange difference	(329)	(141)	(372)	(842)
Net book amount	64,380	181,997	68,128	314,505

Year ended December 31, 2020
Opening net book amount	64,380	181,997	68,128	314,505
Additions	13,235	38,646	3,821	55,702
Disposals, net	(2,220)	(855)	—	(3,075)
Depreciation charge	(21,716)	(97,924)	(18,891)	(138,531)
Exchange difference	(2,640)	(923)	(754)	(4,317)
Closing net book amount	51,039	120,941	52,304	224,284

As at December 31, 2020
Cost	103,462	362,322	93,736	559,520
Accumulated depreciation	(49,454)	(240,317)	(40,306)	(330,077)
Exchange difference	(2,969)	(1,064)	(1,126)	(5,159)
Net book amount	51,039	120,941	52,304	224,284

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

During the year ended December 31, 2020, depreciation of approximately RMB2,978,000, RMB9,659,000, RMB3,035,000, and RMB122,859,000 were charged to cost of revenue, research and development expenses, selling and marketing expenses and general and administrative expenses, respectively.

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13                        Intangible assets

	Application and platform
	Contributed by Ping An Group	Developed internally	Acquired	Purchased Software	Development costs in progress	Goodwill	Business license	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at January 1, 2019
Cost	690,910	44,033	—	89,561	325,081	126,015	960	68,610	1,345,170
Accumulated amortization	(556,584)	(7,212)	—	(13,529)	—	—	(24)	(9,746)	(587,095)
Net book amount	134,326	36,821	—	76,032	325,081	126,015	936	58,864	758,075

Year ended December 31, 2019
Opening net book amount	134,326	36,821	—	76,032	325,081	126,015	936	58,864	758,075
Acquisition of subsidiary (Note 35)	—	—	57,355	190	1,293	163,146	103,928	9,201	335,113
Additions	—	—	—	22,623	191,595	—	—	2,452	216,670
Disposal, net	—	—	—	(423)	—	—	—	—	(423)
Transfer	—	360,540	—	—	(360,540)	—	—	—	—
Amortization	(134,326)	(120,451)	(12,719)	(33,423)	—	—	(7,465)	(24,086)	(332,470)
Exchange differences	—	(14)	—	(3)	—	—	—	—	(17)
Closing net book amount	—	276,896	44,636	64,996	157,429	289,161	97,399	46,431	976,948

As at December 31, 2019
Cost	690,910	404,573	57,355	111,939	157,429	289,161	104,888	80,263	1,896,518
Accumulated amortization	(690,910)	(127,663)	(12,719)	(46,940)	—	—	(7,489)	(33,832)	(919,553)
Exchange differences	—	(14)	—	(3)	—	—	—	—	(17)
Net book amount	—	276,896	44,636	64,996	157,429	289,161	97,399	46,431	976,948

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13                        Intangible assets (Continued)

	Application and platform
	Contributed by Ping An Group	Developed internally	Acquired	Purchased Software	Development costs in progress	Goodwill	Business license	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Year ended December 31, 2020
Opening net book amount	—	276,896	44,636	64,996	157,429	289,161	97,399	46,431	976,948
Additions	—	—	3,153	18,365	176,002	—	50,604	—	248,124
Disposal, net	—	(576)	—	—	—	—	—	—	(576)
Write-off	—	(17,662)	—	—	(5,597)	—	—	—	(23,259)
Transfer	—	206,712	—	—	(206,712)	—	—	—	—
Amortization	—	(176,619)	(18,080)	(38,203)	—	—	(23,858)	(25,937)	(282,697)
Exchange differences	—	(1,077)	—	(400)	—	—	—	—	(1,477)
Closing net book amount	—	287,674	29,709	44,758	121,122	289,161	124,145	20,494	917,063

As at December 31, 2020
Cost	690,910	589,526	60,508	130,304	121,122	289,161	155,492	80,263	2,117,286
Accumulated amortization	(690,910)	(300,761)	(30,799)	(85,143)	—	—	(31,347)	(59,769)	(1,198,729)
Exchange differences	—	(1,091)	—	(403)	—	—	—	—	(1,494)
Net book amount	—	287,674	29,709	44,758	121,122	289,161	124,145	20,494	917,063

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

During the year ended December 31, 2020, amortization of approximately RMB275,479,000, RMB3,812,000, RMB3,406,000 were charged to cost of revenue, research and development expenses and general and administrative expenses, respectively.

The Group assesses at each reporting date whether there is an indication that intangible assets may be impaired. During the year ended December 31, 2020, impairment charge of RMB17,662,000 and RMB5,597,000 has been charged to cost of revenue and research and development expenses, respectively. The impairment charge arose in the development costs in progress and application and platform developed internally following a decision to cease the operation of certain products.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13                        Intangible assets (Continued)

(a)                       Impairment tests for long-lived assets

Goodwill arises from the Group’s acquisition of Vantage Point Technology on July 31, 2018, BER Technology on June 30, 2019 and View Foundation on August 30, 2019.

The goodwill of the Group is attributable to the acquired workforce and synergies expected to be derived from combing with the operations of the Group. During the years ended December 31, 2019 and 2020, the Group had only one operating segment, for the purpose of impairment testing, goodwill is regarded as attributable to the Group as a whole. The Group carries out its impairment testing on goodwill by comparing the recoverable amounts of groups of CGUs to their carrying amounts. The management determine the recoverable amount of CGU as the higher of its fair value less costs of disposal and its value in use.

The management did the fair value less costs of disposal calculations based on the share price of the Company and discounted for lack of marketability at a range of 10% to 20%.

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

The key assumptions used for value-in-use calculations of goodwill are as follows:

	For the year ended December 31,
	2019	2020
	RMB’000	RMB’000

Revenue growth rate	8%-55%	8%-55%
Long term growth rate	3%	3%
Pre-tax discount rate	16.26%	16.00%

Based on management’s assessment on the recoverable amounts of the CGU, no impairment provision was considered necessary to provide as at December 31, 2020 and 2019.

14                        Investments accounted for using the equity method

(a)                       Investment in associate

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

At beginning of year	37,253	29,452	115,124
Additions	—	100,000	60,000
Share of losses of associate	(15,442)	(14,328)	(4,878)
Gain on dilution of interest in associate (Note 8)	7,641	—	2,511
At end of year	29,452	115,124	172,757

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14                       Investments accounted for using the equity method (Continued)

(a)                      Investment in associate (Continued)

On March 28, 2017, Shanghai OneConnect set up Pingan Puhui Lixin Asset Management Co., Ltd. (“Puhui Lixin”) with Pingan Puhui Enterprise Management Co., Ltd. (“Puhui Management”), a subsidiary of Lufax Holding Ltd., by investing capital amount of RMB40,000,000. In January 2019, Shanghai OneConnect made an additional capital injection of RMB100,000,000 in Puhui Lixin. On February 20, 2020, Puhui Management made an additional capital injection of RMB40,000,000 in Puhui Lixin. Accordingly, the Group’s equity interests in the investee were diluted from 35% to 31.82%, resulted in a dilution gain amounting to RMB2,511,000. In March 2020, Shanghai OneConnect made an additional capital injection of RMB60,000,000 in Puhui Lixin, and the Group’s equity interests in the investee were increased to 40%.

(b)                      Investment in joint venture

	For the year ended December 31,
	2019	2020
	RMB’000	RMB’000

At beginning of year	—	3,705
Additions	4,321	2,040
Share of losses of joint venture	(526)	(2,924)
Exchange difference	(90)	155
At end of year	3,705	2,976

On August 23, 2019, the Group entered into an investment in SBI OneConnect Japan Co., Ltd. (“SBI Japan”) with SBI Holdings, Inc., by investing capital of RMB4,321,000 (JPY65,100,000), and owned the equity interest as to 31%. The purpose of set-up of SBI Japan is to make available a localized version of the product, technology, platform and service developed based on the Group’s technologies and provide the distribution, commercialization, implementation and maintenance of such localized version within Japan. The Group shares control with SBI Holdings, Inc. and accounts for the investment as a joint venture. The decisions about the relevant activities require the unanimous consent of the Group and SBI Holdings, Inc. pursuant to the Company Act of SBI Japan.

The Group entered into an agreement of setting up Financial Open Portal (Guangxi) Cross-border Financial Digital Co., Ltd. (“Open Portal Guangxi”) with Digital Guangxi Group Co., Ltd. (“Digital Guangxi”) on April 10, 2020. The Group made a capital injection of RMB2,040,000 on July 10, 2020. The Group and Digital Guangxi owned the equity interest in Open Portal Guangxi as to 51% and 49%, respectively. The Group shares control with Digital Guangxi and accounts for the investment as a joint venture. The decisions about the relevant activities require the unanimous consent of the Group and Digital Guangxi pursuant to the Company Article of Open Portal Guangxi.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15                       Financial instruments by category

The Group holds the following financial instruments:

		As at December 31,
	Note	2019	2020
		RMB’000	RMB’000

Financial assets
Financial assets at amortized cost
- Trade receivables	18	710,123	838,690
- Prepayments and other receivables (excluding non-financial asset items)	19	368,224	304,340
- Financial assets measured at amortized cost from banking operations	20	—	576,305
- Restricted cash	22	3,440,289	2,280,499
- Cash and cash equivalents	23	1,077,875	3,055,194
Financial assets at fair value through other comprehensive income (FVOCI)	16	393,448	21,828
Financial assets at fair value through profit or loss (FVPL)	21	1,690,967	1,487,871
Total		7,680,926	8,564,727

Financial liabilities
Liabilities at amortized cost
- Trade and other payables (excluding non-financial liability items)	27	1,231,352	1,226,120
- Short-term borrowings	28	3,218,566	2,283,307
- Customer deposits	29	—	405,853
Derivative financial liability
- Held at FVPL	30	2,682	165,880
Total		4,452,600	4,081,160

16                        Financial assets at fair value through other comprehensive income

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Unlisted securities
- Equity securities (Note a)	5,000	5,000
Listed securities
- Treasury bills listed on the Hong Kong Stock Exchange (Note b)	388,448	16,828
	393,448	21,828

(a)                       On August 4, 2016, the Group acquired 5% equity interest in Fujian Exchange Settlement Centre Co., Ltd. (福建交易場所清算中心股份有限公司) at a consideration of RMB5,000,000.

(b)                       Changes in the carrying amounts of treasury bills were mainly due to redemption.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17                        Leases

(a)                       Amounts recognized in the balance sheet

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Right-of-use assets (Note 12)
- Properties	181,997	120,941

Lease liabilities (Note 27)
- Non current	87,800	48,115
- Current	101,889	86,104
	189,689	134,219

Additions to the right-of-use assets during the years ended December 31, 2019 and 2020 were RMB60,418,000 and RMB38,646,000 respectively.

The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on December 31, 2019 and 2020 was 4.84% and 4.84% respectively.

(b)                       Amounts recognized in the statement of profit or loss

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Depreciation charge of right-of-use assets	76,958	86,688	97,924
Interest expenses (included in finance cost)	10,175	10,785	7,736
	87,133	97,473	105,660

The total cash outflow for leases in 2018, 2019 and 2020 were RMB83,727,000, RMB76,895,000 and RMB101,807,000, respectively.

Expenses recognized in relation to short-term leases for the years ended December 31,2018,2019 and 2020 amounted to RMB11,000, RMB947,000, and RMB810,000, respectively.

18                        Trade receivables

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Trade receivables	738,004	881,147

Less: impairment loss allowance (Note 4.1(b))	(27,881)	(42,457)
	710,123	838,690

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19                        Prepayments and other receivables

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Financial guarantee fee receivable, gross	55,296	174
Less: impairment loss allowance	(7,335)	(74)
Financial guarantee fee receivable, net (Note a)	47,961	100
Deposit	226,180	282,864
Value-added-tax deductible	60,765	40,730
Receivable from disposal of equipment to related parties	51,695	—
Advance to suppliers	38,871	41,446
Advance to staffs	25,339	38,679
Receivables for value-added-tax paid on behalf of wealth management products	3,154	5,007
Others	75,644	37,851

Less: impairment loss allowance	(1,332)	(3,349)
	528,277	443,328

(a)                       Financial guarantee fee receivables, net

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Opening balance	136,184	47,961
Cash received	(81,884)	(45,033)
Unwinding interest income including value-added-tax (Note 8(b))	23,373	5,160
Impairment loss (Note 8(b))	(29,712)	(7,988)
Ending balance	47,961	100

Movements in the impairment loss allowance of financial guarantee fee receivables are as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Beginning of the year	(3,863)	(20,782)	(7,335)
Additions	(40,762)	(29,712)	(7,988)
Write off	23,843	43,159	15,249
End of the year	(20,782)	(7,335)	(74)

(b)                       Movements in the impairment loss allowance of prepayments and other receivables are as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Beginning of the year	—	(1,068)	(1,332)
Acquisition of subsidiary	(1,117)	—	—
Additions	—	(4,874)	(2,569)
Reversal	49	9	—
Write-off	—	4,601	536
Exchange differences	—	—	16
End of the year	(1,068)	(1,332)	(3,349)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20                        Financial assets measured at amortized cost from banking operations

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Placements due from banks and other financial institutions	—	383,065
Certificates of deposit	—	159,671
Loans and advances to customers	—	59,555
	—	602,291
Less: impairment loss allowance	—	(711)
Exchange difference	—	8
	—	601,588
Less: non-current portion
Loans and advances to customers	—	(25,283)
	—	576,305

The balance represents financial assets measured at amortized cost carried out by OneConnect Bank, a wholly owned subsidiary from the Group, since 2020.

21                        Financial assets at fair value through profit or loss

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Contingent returnable consideration (Note 35)	1,438	676
Wealth management products	1,689,529	1,487,195
	1,690,967	1,487,871

As at December 31, 2019 and 2020, out of the wealth management products the Group invested in, RMB1,655,509,000 and RMB1,487,195 are issued by subsidiaries of Ping An Group which are redeemable upon request by holders, respectively.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22                        Restricted cash

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Pledged bank deposits	3,367,396	2,248,938
Accrued interest	71,727	29,561
Time deposits with initial terms over three months	1,166	2,000
	3,440,289	2,280,499

As at December 31, 2019, RMB3,263,466,000 (USD467,800,000) of the bank deposits were pledged for short-term borrowings of the Group with weighted average interest rate of 3.16% per annum, RMB102,201,000 (USD14,650,000) were pledged for currency swaps, and RMB1,729,000 was pledged for business guarantee.

As at December 31, 2020, RMB2,108,848,000 (USD323,200,000) of the bank deposits were pledged for short-term borrowings of the Group with weighted average interest rate of 2.04% per annum, RMB136,372,000 (USD20,900,000) were pledged for currency swaps, and RMB3,718,000 was pledged for business guarantee.

23                        Cash and cash equivalents

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Cash on hand	12	12
Cash at other financial institutions	103	198,374
Cash at banks	1,077,760	2,856,808
	1,077,875	3,055,194

	At December 31,
	2019	2020
	RMB’000	RMB’000

USD	718,156	1,459,069
RMB	271,568	1,369,401
HKD	77,489	212,444
SGD	8,318	6,889
IDR	2,344	4,129
MYR	—	3,262
	1,077,875	3,055,194

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24                        Share capital

	Number of shares	USD

Authorized
Ordinary shares of USD0.00001 at December 31, 2018, 2019 and 2020	5,000,000,000	50,000

	Number of shares	USD	Equivalent to RMB

Issued
Ordinary shares of USD0.00001 at December 31, 2017	900,000,000	9,000	59,838
Newly issued ordinary shares (Note a)	99,999,999	1,000	6,331
Ordinary shares of USD0.00001 at December 31, 2018	999,999,999	10,000	66,169
Newly issued ordinary shares (Note b)	3,720,665	37	257
Newly issued ordinary shares upon initial public offering (Note c)	93,600,000	936	6,549
Ordinary shares of USD0.00001 at December 31, 2019	1,097,320,664	10,973	72,975
Newly issued ordinary shares (Note d)	72,660,000	727	5,033
Surrendered ordinary shares (Note e)	(3)	—	—
Ordinary shares of USD0.00001 at December 31, 2020	1,169,980,661	11,700	78,008

(a)                       The Company has completed Round A investments (“Round A Investments”) in April 2018 with 12 investors. 99,999,999 ordinary shares were issued to the Round A Investors at a price of USD7.5 per share for an aggregated consideration of approximately USD750 million (approximately RMB4,750,965,000). These shares rank pari passu in all respects with the shares in issue. As at December 31, 2018, issued number of ordinary shares was 999,999,999 shares of USD0.00001 each which had been fully paid.

(b)                       On March 11, 2019, the Company issued 1,748,501 ordinary shares to National Dream Limited, the offshore entity of Vantage Point Technology, for a total subscription price of USD13,114,000 (approximately RMB88,030,000) pursuant to a share subscription agreement entered into in July 2018. On November 26, 2019, the Company issued 1,267,520 ordinary shares to Great Lakes Limited, the offshore entity of View Foundation’s selling shareholder, for a total subscription price of USD9,506,400 (approximately RMB66,877,000) pursuant to a share subscription agreement entered into in August, 2019. On November 27, 2019, the Company issued 563,714 and 140,930 ordinary shares to Blossom View Limited and Gold Planning Limited, respectively, which are the offshore entities designated by certain selling shareholders of BER Technology, for a total subscription price of USD5,284,830 (approximately RMB37,175,000) pursuant to a share subscription agreement entered into in September, 2019.

(c)                        On December 13, 2019, the Company completed its IPO on the New York Stock Exchange. In the offering, 31,200,000 ADSs, representing 93,600,000 ordinary shares, were newly issued.

(d)                       On January 14, 2020, the over-allotment options for the IPO were partially exercised and an addition of 3,520,000 ADSs were newly issued which represented 10,560,000 ordinary shares. On August 17, 2020, the Company completed its underwritten public offerings of 18,000,000 ADSs issued and 2,700,000 ADSs issued pursuant to the over-allotment option, which totally represented 62,100,000 ordinary shares.

(e)                        On December 11, 2020 and December 24, 2020, the Company bought back and cancelled 3 ordinary shares from Round A Investors.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25                        Other reserves

	Recapitalization reserve	Share premium	Share-based compensation reserve	Foreign currency translation differences	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at January 1, 2018	1,200,000	—	376	—	—	1,200,376

Other comprehensive income
-Foreign currency translation differences	—	—	—	396,520	—	396,520
Share premium from issuance of ordinary shares (a)	—	4,730,375	—	—	—	4,730,375
Share-based payments
-Value of employee services	—	—	7,751	—	—	7,751

Recognition of redemption liability to acquire non-controlling interests	—	—	—	—	(183,569)	(183,569)
As at December 31, 2018	1,200,000	4,730,375	8,127	396,520	(183,569)	6,151,453

Other comprehensive income
-Foreign currency translation differences	—	—	—	78,775	—	78,775
-Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	40	40
Share premium from issuance of ordinary shares (b)	—	192,082	—	—	—	192,082
Share premium from issuance of ordinary shares upon initial public offering (c)	—	2,007,028	—	—	—	2,007,028
Share-based payments
-Value of employee services (Note 26)	—	—	76,364	—	—	76,364
Recognition of redemption liability to acquire non-controlling interests (Note 35)	—	—	—	—	(44,105)	(44,105)
As at December 31, 2019	1,200,000	6,929,485	84,491	475,295	(227,634)	8,461,637

Other comprehensive income
-Foreign currency translation differences	—	—	—	(608,427)	—	(608,427)
-Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	(39)	(39)
Share premium from issuance of ordinary shares (d)	—	2,697,674	—	—	—	2,697,674
Share-based payments：
- Value of employee services	—	—	89,652	—	—	89,652
- Vesting of shares under Restricted Share Unit Scheme	—	—	(566)	—	—	(566)
As at December 31, 2020	1,200,000	9,627,159	173,577	(133,132)	(227,673)	10,639,931

(a)                       The Company completed Round A Investments in April 2018 (Note 24(a)). The excess of the consideration of approximately RMB4,750,965,000 paid by Round A investors over the aggregate par value of approximately RMB6,000 and share issuance transaction cost of approximately RMB20,585,000, being RMB4,730,375,000, was credited to the share premium account of the Company.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25                        Other reserves (Continued)

(b)                       The excess of the consideration of approximately RMB192,082,000 paid by the selling shareholders of Vantage Point Technology, View Foundation and BER Technology over the aggregate par value of approximately RMB257 (Note 24(b)), being RMB192,082,000, was credited to the share premium account of the Company.

(c)                        The excess of the net proceeds of approximately RMB2,007,034,549 received from the IPO over the aggregate par value of approximately RMB6,549 (Note 24(c)), being RMB2,007,028,000, was credited to the share premium account of the Company.

(d)                       The excess of the net proceeds of approximately RMB225,727,710 received from the over-allotment options for the IPO over the aggregate par value of approximately RMB728 (Note 24(d)), being RMB225,727,000, was credited to the share premium account of the Company.

The excess of the net proceeds of approximately RMB2,471,951,645 received from the underwritten public offerings over the aggregate par value of approximately RMB4,305 (Note 24(d)), being RMB2,471,947,000, was credited to the share premium account of the Company.

26                        Share-based payments

For the purpose of share incentive scheme, Xin Ding Heng was set up in 2017 as a special purpose vehicle to indirectly hold 66,171,600 ordinary shares of the Company. As the Company has the power to govern the relevant activities of Xin Ding Heng and can derive benefits from the services to be rendered by the grantees, the directors of the Company consider that it is appropriate to consolidate Xin Ding Heng. In September 2020, the Company purchased at par value of the 66,171,600 ordinary shares indirectly held by Xin Ding Heng and deposited these shares to the depositary of its ADS program. The aggregate consideration of RMB88,280,000 for 66,171,600 shares is recognized as “shares held for share option scheme” before the respective shares are effectively transferred to guarantees under share incentive scheme.

On November 7, 2017, equity-settled share-based compensation plan (“the Share Option Scheme”) was set up with the objective to recognize and reward the contribution of eligible directors, employees and other persons (collectively, the “Grantees”) for the growth and development of the Group. On September 10, 2019, the Board of Directors of the company approved to amend and restate the equity-settled share-based compensation plan to supplement the Share Option Scheme with performance-based shares to grant (“the Restricted Share Units Scheme”). The 66,171,600 shares reserved for share incentive scheme comprise the options previously granted under Share Option Scheme and the remaining shares for grant under the Restricted Share Units Scheme.  Both the Share Option Scheme and the Restricted Share Units Scheme are valid and effective for 10 years from the grant date.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26                        Share-based payments (Continued)

Share-based compensation expenses for the years ended December 31, 2018, 2019 and 2020 were allocated as follows:

	For the year ended December31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

-Cost of revenue	—	2,294	6,904
-Research and development expenses	—	29,206	26,635
-Selling and marketing expenses	—	25,916	21,049
-General and administrative expenses	7,751	18,948	35,064
Total	7,751	76,364	89,652

Value of employee’s services (Note 7)	7,751	62,315	74,980
Value of non-employee’s services	—	14,049	14,672
Total	7,751	76,364	89,652

(a)                       Share Option Scheme

On November 7, 2017 and November 8, 2018 and June 1, 2019, 19,515,600 and 8,597,400 and 2,431,000 share options were granted to Grantees, respectively, which were recognized under equity of the Group.

Subject to the Grantee continuing to be a service provider, 100% of these options will be vested over 4 years upon fulfilling the non-market performance conditions prescribed in the grantee agreement.

The exercisable period of options starts no earlier than 12 months after the Company successfully completes an initial public offering and the Company’s shares get listed in the stock exchange (“IPO and Listing”) and no later than 8 years from the grant date. The vesting date is determined by the Board of Directors of the Company.

Movements in the number of share options granted to employees are as follows:

	Number of share options
	For the year ended December 31,
	2018	2019	2020

At the beginning of the year	19,515,600	24,541,500	24,470,325
Granted	8,597,400	2,431,000	—
Forfeited	(3,571,500)	(2,502,175)	(5,010,331)
At the end of the year	24,541,500	24,470,325	19,459,994

For the outstanding share options, the weighted-average exercise price was RMB21.13 and RMB20.12 per share and the weighted-average remaining contractual life was 6.29 and 5.26 years, respectively, as of December 31, 2019 and 2020, respectively.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26                        Share-based payments (Continued)

(a)                       Share Option Scheme (Continued)

Share options outstanding at the balance sheet dates have the following expiry dates and exercise prices.

						Number of share options
						At December 31,
Grant Year	Expiry Year	Exercise price		Fair value of options		2019	2020
2017	2027	RMB	1.33	RMB	0.62	2,900,900	2,457,563
2017	2027	RMB	2.00	RMB	0.52	12,169,225	9,917,653
2018	2028	RMB	52.00	RMB	26.00	7,219,200	5,681,108
2019	2029	RMB	52.00	RMB	23.42	2,181,000	1,403,670
						24,470,325	19,459,994

The Company have used the discounted cash flow method to determine the underlying equity fair value of the Company to determine the fair value of the underlying ordinary share before its IPO. Key assumptions, such as discount rate and projections of future performance, are required to be determined by the Company with best estimate.

Based on fair value of the underlying ordinary share, the Company have used Binomial option-pricing model to determine the fair value of the share option as at the grant date. Key assumptions are set as below:

Date of grant	November 7, 2017	November 8, 2018	June 1, 2019

Discount rate	24.0%	17.0%	17.0%
Risk-free interest rate	4.0%	4.0%	3.0%
Volatility	52.0%	51.0%	46.0%
Dividend yield	0.0%	0.0%	0.0%

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26                        Share-based payments (Continued)

(b)                       Restricted Share Units Scheme

On September 10, 2019, January 2, 2020, April 2, 2020 and July 2, 2020, the Company granted 2,377,000, 192,000, 200,000 and 78,000 restricted share units to Grantees pursuant to the Restricted Share Unit Scheme at the grant date fair value of RMB35.22, RMB16.18, RMB16.98 and RMB38.67 for each restricted share unit, respectively.

Subject to the Grantee continuing to be a service provider, 100% of these restricted share units will be vested over 4 years upon fulfilling the service conditions and non-market performance conditions prescribed in the grantee agreement. The restricted shares should be vested no earlier than 180 days after the Company’s IPO and listing.

Movements in the number of restricted share units granted to employees are as follows:

	Number of restricted share units
	For the year ended December 31,
	2019	2020

At the beginning of the year	—	2,306,000
Granted	2,377,000	470,000
Vested	—	(424,256)
Forfeited	(71,000)	(600,042)
At the end of the year	2,306,000	1,751,702

The Company have used the discounted cash flow method to determine the underlying equity fair value of the Company to determine the fair value of the underlying ordinary share before its IPO. Key assumptions, such as discount rate and projections of future performance, are required to be determined by the Company with best estimate.

Based on fair value of the underlying ordinary share, the Company have used Monte Carlo method to determine the fair value of the restricted share units as at the grant date. Key assumptions are set as below:

Date of grant	September 10, 2019	January 2, 2020	April 2, 2020	July 2, 2020

Discount rate	15.0%	Not applicable	Not applicable	Not applicable
Risk-free interest rate	3.0%	3.0%	2.0%	3.0%
Volatility	44.0%	43.0%	46.0%	49.0%
Dividend yield	0.0%	0.0%	0.0%	0.0%

The Monte Carlo method requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the restricted share units is based on the China Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the restricted share units. The Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility of similar US public companies for a period equal to the expected life preceding the grant date.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27                        Trade and other payables

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Trade payables
Due to related parties	153,677	632,912
Due to third parties	193,318	287,324
	346,995	920,236

Redemption liability (Note 35)	244,793	259,119
Accrued expenses	224,010	159,091
Security deposit	33,683	87,402
Lease liabilities (Note 17(a))	189,689	134,219
Amounts payable for purchase of shares held for share option scheme (Note 26)	88,280	88,280
Unpaid business acquisition consideration of View Foundation	48,000	48,000
Other tax payables	35,675	47,762
Amount due to related parties	24,517	100,614
Service fee refundable	5,412	8,953
Financial guarantee payables (Note a)	116,509	3,041
Others	138,886	86,578
	1,496,449	1,943,295

Less: non - current portion
Redemption liability (Note 35)	(244,793)	(259,119)
Lease liabilities	(87,800)	(48,115)
Amounts payable for purchase of shares held for share option scheme (Note 26)	(88,280)	(88,280)
	(420,873)	(395,514)
	1,075,576	1,547,781

(a)                       Financial guarantee payables

RMB’000

Year ended December 31, 2019
Opening balance	250,338
Charge to profit or loss, net	127,312
Payouts during the year, net	(261,141)
Ending balance	116,509

RMB’000

Year ended December 31, 2020
Opening balance	116,509
Charge to profit or loss, net	62,389
Payouts during the year, net	(175,857)
Ending balance	3,041

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28                        Short-term borrowings

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Secured	2,958,342	2,042,596
Unsecured	260,224	240,711
	3,218,566	2,283,307

As at December 31, 2019, out of the secured borrowings, RMB2,929,981,000 were secured by restricted cash of RMB3,263,466,000 (Note 22), RMB10,014,000 is guaranteed by Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd. and RMB18,347,000 is guaranteed by Mr. Xi Wang (non-controlling shareholder of the Group). The weighted average interest rate of short-term borrowings is 4.64% per annum as at December 31, 2019.

As at December 31, 2020, out of the secured borrowings, RMB2,011,296,000 were secured by restricted cash of RMB2,108,848,000 (Note 22), RMB10,000,000 is guaranteed by Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd., RMB18,300,000 is guaranteed by Mr. Xi Wang (non-controlling shareholder of the Group), and RMB3,000,000 is guaranteed by the accounts receivable that BER Technology can claim from Guilin Bank Co., Ltd. in the next two years. The weighted average interest rate of short-term borrowings is 4.15% per annum as at December 31, 2020.

29                        Customer deposits

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Current and savings accounts	—	405,853

It represented customer deposits held by OneConnect Bank.

30                        Derivative financial liability

	As at December 31,
	2019		2020
	Nominal amount	Fair value	Nominal amount	Fair value
	RMB’000		RMB’000

Currency swaps	2,044,027	2,682	1,957,470	165,880

31                        Dividends

No dividends have been paid or declared by the Company during the years ended December 31, 2018, 2019 and 2020.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32                        Deferred income tax

(a)                       Deferred tax assets

The movements of deferred tax assets were as follows:

	Tax losses	Accelerated amortization of intangible assets	Contract liabilities	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2018	294,604	57,203	6,551	11,682	370,040
Acquisition of subsidiary	7,857	—	—	—	7,857
Recognized in the profit or loss	(179,134)	151,505	6,593	(1,558)	(22,594)
At December 31, 2018	123,327	208,708	13,144	10,124	355,303
Acquisition of subsidiary (Note 35)	4,625	—	—	—	4,625
Recognized in the profit or loss	52,190	9,348	(5,526)	7,846	63,858
At December 31, 2019	180,142	218,056	7,618	17,970	423,786
Recognized in the profit or loss	132,766	(6,021)	3,878	10,153	140,776
At December 31, 2020	312,908	212,035	11,496	28,123	564,562

(b)                       Deferred tax liabilities

The movements of deferred tax liabilities were as follows:

	Intangible assets	Financial assets at fair value through profit or loss	Total
	RMB’000	RMB’000	RMB’000

At January 1, 2018	—	—	—
Acquisition of subsidiary	21,335	—	21,335
Recognized in the profit or loss	(2,855)	6,631	3,776
At December 31, 2018	18,480	6,631	25,111
Acquisition of subsidiary (Note 35)	24,403	—	24,403
Recognized in the profit or loss	(9,592)	(6,631)	(16,223)
At December 31, 2019	33,291	—	33,291
Recognized in the profit or loss	(13,211)	—	(13,211)
At December 31, 2020	20,080	—	20,080

(c)                        Offsetting of deferred tax assets and deferred tax liabilities

As of December 31, 2019 and December 31, 2020, no deferred tax asset and liability was offset.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33                        Cash flow information

(a)                       Cash used in operations

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Loss before income tax	(1,163,816)	(1,762,436)	(1,551,254)
Depreciation and amortization	354,027	459,856	421,228
Net impairment losses on financial and contract assets (Note 4.1(b))	2,224	45,167	134,519
Gain on disposal of lease assets and derecognition of lease liabilities (Note 8)	(5,232)	—	(11)
Gain on disposal of property, plant and equipment (Note 8)	—	(13,267)	(1,302)
Expected credit loss on financial guarantee contracts	286,387	127,312	62,389
Share-based payments expenses (Note 26)	7,751	76,364	89,652
Net loss on derivatives (Note 8)	2,438	244	281,691
Net gain on financial assets at fair value through profits or loss (Note 8)	(102,582)	(38,891)	(49,447)
Share of losses of associate and joint venture (Note 14)	15,442	14,854	7,802
Gain on dilution of investment in associate (Note 14)	(7,641)	—	(2,511)
Finance costs	160,654	172,672	135,321
Interest from loans to related parties (Note 34(b))	—	(417)	—
Interest from restricted cash	(104,234)	(109,592)	(63,766)
Interest from treasury bills	—	(45)	(2,092)
Exchange loss/(gain) (Note 8)	10,951	8,569	(285,722)

Changes in working capital:
Trade receivables	(218,275)	(445,568)	(206,372)
Contract assets	(109,815)	(29,187)	(75,778)
Prepayments and other receivables	34,507	(95,163)	30,944
Trade and other payable	119,647	(358,837)	451,688
Contract liabilities	39,600	(4,184)	38,570
Customer deposits	—	—	405,853
Financial investments measured at amortized cost from banking operations	—	—	(602,291)
Payroll and welfare payables	188,829	136,824	87,198
	(489,138)	(1,815,725)	(693,691)

(b)                       Non-cash investing and financing activities

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Acquisition of right-of-use properties by leasing (Note 12)	225,638	46,479	38,646
Recognition of redemption liability to acquire non-controlling interests (Note 35)	188,080	44,105	—
	413,718	90,584	38,646

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33                        Cash flow information (Continued)

(c)                        Reconciliation of cash and liquid investments and gross debt

This section sets out an analysis of cash and liquid investments and gross debt as of December 31, 2019 and 2020 and the movements in cash and liquid investments and gross debt for the years ended December 31, 2018, 2019 and 2020.

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Restricted cash	3,440,289	2,280,499
Cash and cash equivalents	1,077,875	3,055,194
Financial assets at fair value through profit or loss	1,690,967	1,487,871
Lease liabilities (Note 17)	(189,689)	(134,219)
- due within one year	(101,889)	(86,104)
- due after one year	(87,800)	(48,115)
Borrowings - repayable within one year	(3,218,566)	(2,283,307)
	2,800,876	4,406,038

Cash and liquid investments	6,209,131	6,823,564
Gross debt - fixed interest rates	(3,408,255)	(2,417,526)
	2,800,876	4,406,038

		Cash and	Financial assets at fair	Liabilities from financing activities
	Restricted cash	cash equivalents	value through profit or loss	Lease liabilities	Borrowings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at January 1, 2018	1,100	847,767	863,266	(120,712)	(1,502,246)	89,175

Cash flows	3,590,548	(295,312)	1,674,278	83,727	(1,815,337)	3,237,904
Acquisition of right-of-use assets	—	—	—	(225,638)	—	(225,638)
Other Changes (i)	404,590	12,572	3,381	53,303	(68,517)	405,329
As at December 31, 2018	3,996,238	565,027	2,540,925	(209,320)	(3,386,100)	3,506,770

Cash flows	(708,033)	507,942	(924,307)	76,895	326,663	(720,840)
Acquisition of subsidiaries (Note 35)	—	—	35,458	-	(9,850)	25,608
Acquisition of right-of-use assets	—	—	—	(46,479)	—	(46,479)
Other Changes (i)	152,084	4,906	38,891	(10,785)	(149,279)	35,817
As at December 31, 2019	3,440,289	1,077,875	1,690,967	(189,689)	(3,218,566)	2,800,876

Cash flows	(1,064,813)	2,145,418	(252,543)	100,997	1,062,844	1,991,903
Acquisition of right-of-use assets	—	—	—	(38,646)	—	(38,646)
Other Changes (i)	(94,977)	(168,099)	49,447	(6,881)	(127,585)	(348,095)
As at December 31, 2020	2,280,499	3,055,194	1,487,871	(134,219)	(2,283,307)	4,406,038

(i)                           Other changes include accrued interests, disposal, foreign currency translation differences and other non-cash movements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                        Related party transactions

The following significant transactions were carried out between the Group and its related parties during the years ended December 31, 2018, 2019 and 2020. In the opinion of the Directors of the Company, the related party transactions were carried out in the normal course of business and at terms negotiated between the Group and the respective related parties.

(a)                       Names and relationships with related parties

The following companies are related parties of the Group that had balances and/or transactions with the Group during the years ended December 31, 2018, 2019 and 2020.

Name of related parties	Relationship with the Group
At December 31, 2019 and 2020/For the year ended December 31, 2018, 2019 and 2020

Sen Rong Limited	Parent Company
Bo Yu Limited	A shareholder that has significant influence over the Group
Ping An Group	Ultimate parent company of Bo Yu
Subsidiaries of Ping An Group	Controlled by Ping An Group
Puhui Lixin	Significant influenced by the Group
SBI Japan	Significant influenced by the Group
Open Portal Guangxi	Significant influenced by the Group

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                        Related party transactions (Continued)

(b)                       Significant transactions with related parties

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Revenue
Ping An Group and its subsidiaries*	647,086	998,749	1,730,038
Puhui Lixin	65,544	8,406	4,189
	712,630	1,007,155	1,734,227

* The Group provided lending solution services to a subsidiary of Ping An Group while the subsidiary of Ping An Group was not charged. The service fee was charged to borrowers directly. The revenue generated from such transactions for the years ended December 31, 2018, 2019 and 2020, was not included in the above revenue from Ping An Group and its subsidiaries, amounted to RMB10,482,246, RMB10,479,256 and RMB5,290,568, respectively.

The Group also provided lending solution services to third party lenders through contractual arrangement with another subsidiary of Ping An Group while the Group directly charged the related service fees to the subsidiary of Ping An Group. The revenue generated from such transactions for the years ended December 31, 2018, 2019 and 2020, was included in the above revenue from Ping An Group and its subsidiaries, amounted to RMB129,927,000, RMB14,495,191 and RMB3,230,878, respectively.

Revenue generated by providing implementation and support service jointly with Ping An Technology (Shenzhen) Co., Ltd, a related party, for the years ended December 31, 2018, 2019 and 2020 amounted to RMB9,255,000, RMB4,240,432 and RMB6,546,653, respectively.

Purchase of services
Ping An Group and its subsidiaries	675,793	758,505	1,285,595

Net gain on disposal of property, plant and equipment and intangible asset
Ping An Group and its subsidiaries	—	13,321	—

Net gain from wealth management products issued by related parties
Ping An Group and its subsidiaries	102,582	36,732	8,704

Net loss on derivatives
Ping An Group and its subsidiaries	(2,438)	(244)	(281,691)

Investment income from loan to related party
Ping An Group and its subsidiaries	193	417	—

Interest income on bank deposits
Ping An Group and its subsidiaries	117,172	77,824	28,129

Leasing payment
Ping An Group and its subsidiaries	41,217	19,623	19,991

Interest expenses
Ping An Group and its subsidiaries	139,237	82,475	32,575

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                        Related party transactions (Continued)

(c)                        Year end balances with related parties

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Trade receivables
Ping An Group and its subsidiaries (i)	281,223	480,994
Puhui Lixin (i)	1,963	230
SBI Japan (i)	—	5,439
Open Portal Guangxi (i)	—	2,000
	283,186	488,663

Contract assets
Ping An Group and its subsidiaries	71,114	40,381

Prepayment and other receivables
Ping An Group and its subsidiaries (i)	190,447	239,281

Financial assets at fair value through profit or loss (Note 21)
Ping An Group and its subsidiaries	1,655,509	585,368

Cash and restricted cash
Ping An Group and its subsidiaries	2,391,879	2,018,073

Trade and other payables
Ping An Group and its subsidiaries (i)	155,337	733,526

Contract liabilities
Ping An Group and its subsidiaries (i)	5,775	29,921

Short-term borrowings
Ping An Group and its subsidiaries	1,210,920	705,482

Derivative financial liabilities
Ping An Group and its subsidiaries	2,682	165,880

(i)                           The balances with related parties were unsecured, interest-free and repayable on demand.

(d)                       Key management personnel compensations

Key management includes directors (executive and non-executive) and senior officers. The compensations paid or payable by the Group to key management for employee services are shown below:

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Wages and salaries	23,389	21,661	29,115
Welfare and other benefits	2,253	2,108	1,385
Share-based payments	360	1,166	3,627
	26,002	24,935	34,127

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35                        Business combination

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35                       Business combination (Continued)

(a)                      Acquisition of BER Technology (Continued)

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

As of June 30, 2019, financial assets at fair value through profit or loss of approximately RMB1,438,000 in relation to aforesaid contingent returnable consideration was recognized in the consolidated balance sheet, which was based on the earn-out mechanism. As of December 31, 2020, the fair value of contingent returnable consideration was RMB676,000, and the change of fair value was recognized in other income, gains or loss.

In addition, according to the shareholders agreement, the non-controlling shareholders shall have the right to request the Group to purchase the remaining 20% equity interests in BER Technology in an agreed period from June 30, 2022 to December 31, 2022. The purchase price was determined based on the financial performance of BER Technology or a pre-determined formula that set out in the respective shareholders agreement. Accordingly, the redemption liability of approximately RMB44,105,000 was initially recognized by the Group upon completion of acquisition as at the present value of the estimated future cash outflows, and the same amount was debited to other reserve. The redemption liability was subsequently measured at amortized cost. As at December 31, 2019 and 2020, the redemption liability amounted to RMB45,428,000 and RMB47,792,000, respectively.

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

35                        Business combination (Continued)

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

35                        Business combination (Continued)

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

The purchase consideration for the acquisition of 51.67% equity interest was RMB238,592,000. The acquisition has been accounted for using the acquisition method.

The goodwill of RMB126,015,000 is attributable to the workforce and synergies of the acquired business. It will not be deductible for tax purposes.

The Group wrote a put option on the remaining 48.33% equity in Vantage Point Technology. The put option provides the non-controlling shareholders of Vantage Point Technology with the right to require the Group to purchase the remaining equity interest subject to the terms and conditions of the put option. A financial liability (redemption liability) of RMB183,569,000 was initially recognized on the acquisition date to account for the put option and other reserve of the same amount were debited accordingly. The redemption liability was subsequently measured at amortized cost. As at December 31, 2019 and 2020, the redemption liability amounted to RMB199,365,000 and RMB211,327,000, respectively.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36                        The Group’s maximum exposure to unconsolidated structured entities

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36                        The Group’s maximum exposure to unconsolidated structured entities (Continued)

The size of unconsolidated structured entities and the Group’s funding and maximum exposure are shown below:

	Unconsolidated structured entities
December 31, 2019	Size	Carrying amount	The Group’s maximum exposure	Interest held by the Group
	RMB’000	RMB’000	RMB’000

Asset management products managed by the Group	2,315,000	—	—	Service fee
Asset management products managed by related parties	Note a	166,235	166,235	Investment income
Wealth management products managed by related parties	Note a	1,489,274	1,489,274	Investment income
Wealth management products managed by third party	Note b	34,020	34,020	Investment income

	Unconsolidated structured entities
31 December 2020	Size	Carrying amount	The Group’s maximum exposure	Interest held by the Group
	RMB’000	RMB’000	RMB’000

Asset management products managed by the Group	1,989,856	—	—	Service fee
Asset management products managed by related parties	Note a	963,050	963,050	Investment income
Wealth management products managed by related parties	Note a	524,145	524,145	Investment income

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

37                        Contingencies

The Group did not have any material contingent liabilities as at December 31, 2019 and 2020.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38                        Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the subsidiaries, the VIEs and Subsidiaries of VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s subsidiaries, the VIEs and Subsidiaries of VIEs is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the subsidiaries and the Consolidated Affiliated Entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets. As of December 31, 2020, the total restricted net assets of the Company’s subsidiaries and the VIEs and Subsidiaries of VIEs incorporated in PRC and subjected to restriction amounted to approximately RMB2,880,895,000. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and the VIEs and Subsidiaries of VIEs to satisfy any obligations of the Company.

39                        Parent company only condensed financial information

Parent Company only financial statements have been provided pursuant to the requirements of Securities and Exchange Commission Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of the Company’s consolidated subsidiaries, including VIEs, as of December 31, 2020 exceeded the 25% threshold, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries and VIEs. Certain information and footnote disclosures generally included in financial statements prepared in accordance with IFRSs have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39                        Parent company only condensed financial information (Continued)

The Company did not have significant capital and other commitments or guarantees as of December 31, 2020. The subsidiaries did not pay any dividend to the Company for the years presented.

Condensed Statements of Comprehensive Income

	Year ended December 31
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Selling and marketing expenses	—	(1,825)	(2,374)
General and administrative expenses	(25,164)	(52,860)	(45,655)
Other income, gains or loss-net	20,747	4,784	7,780
Operating loss	(4,417)	(49,901)	(40,249)

Finance income	22,730	6,427	4,564
Share of losses of joint venture	—	(526)	(2,283)
Share of loss of subsidiaries and VIEs	(1,214,025)	(1,616,566)	(1,314,998)
Loss before income tax	(1,195,712)	(1,660,566)	(1,352,966)
Income tax expenses	—	—	(642)
Loss for the year	(1,195,712)	(1,660,566)	(1,353,608)

Other comprehensive income, net of tax
- Foreign currency translation differences	396,520	78,775	(608,427)
- Changes in the fair value of debt instruments at fair value through other comprehensive income	—	40	(39)
Total comprehensive loss	(799,192)	(1,581,751)	(1,962,074)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39                        Parent company only condensed financial information (Continued)

Condensed Balance Sheets

	As at December 31,
	2019	2020
	RMB’000	RMB’000

ASSETS
Non-current assets
Investment in subsidiaries	3,816,927	4,013,254
Total non-current assets	3,816,927	4,013,254

Current assets
Amount due from subsidiaries	85,694	1,350,654
Prepayments and other receivables	2,540	446
Cash and cash equivalents	634,507	31,857
Total current assets	722,741	1,382,957
Total assets	4,539,668	5,396,211

EQUITY AND LIABILITIES
Equity
Share capital	73	78
Shares held for share option scheme	(88,280)	(87,714)
Reserves	8,461,637	10,639,931
Accumulated loss	(4,003,318)	(5,356,926)
Total equity	4,370,112	5,195,369

Liabilities
Non-current liabilities
Amounts payable for purchase of shares held for share option scheme	88,280	88,280
Total non-current liabilities	88,280	88,280

Current liabilities
Unpaid business acquisition consideration of View Foundation	48,000	48,000
Accrued expenses	33,276	64,562
Total current liabilities	81,276	112,562
Total liabilities	169,556	200,842

Total equity and liabilities	4,539,668	5,396,211

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39                        Parent company only condensed financial information (Continued)

Condensed Statements of Cash Flows

	Year ended December 31
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Cash generated from/(used in) operating activities
Cash generated from/(used in) operations	13,672	(2,275)	(5,230)
Net cash generated from/(used in) operating activities	13,672	(2,275)	(5,230)

Cash flows from investing activities
Payment for investment in subsidiaries, net of cash acquired	(4,655,746)	(1,580,599)	(3,381,568)
(Payment for)/Proceeds from loan to subsidiaries	(31,297)	(54,397)	85,694
Net cash used in investing activities	(4,687,043)	(1,634,996)	(3,295,874)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	4,409,771	102,080	2,722,445
Proceeds from issuance of ordinary shares upon initial public offering	—	2,035,177	—
Share issue transaction costs	(20,585)	(28,142)	(24,766)
Net cash generated from financing activities	4,389,186	2,109,115	2,697,679

Net (decrease)/increase in cash and cash equivalents	(284,185)	471,844	(603,425)
Cash and cash equivalents at the beginning of the year	431,257	159,644	634,507
Effects of exchange rate changes on cash and cash equivalents	12,572	3,019	775
Cash and cash equivalents at the end of year	159,644	634,507	31,857