Form 20-F
period 2021-12-31
ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
filed 2022-03-31
CIK 1780531

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                             to

Commission file number: 001-39147

OneConnect Financial Technology Co., Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation)

55F, Ping An Financial Center, No. 5033 Yitian Road Futian District, Shenzhen, Guangdong, The People’s Republic of China
(Address of principal executive offices)

Mr. Yongtao Luo, Chief Financial Officer
Telephone: +(852) 3757 9718
Email: OCFT_IR@ocft.com
55F, Ping An Financial Center, No. 5033 Yitian Road
Futian District. Shenzhen. Guangdong. The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS represents three ordinary shares, par value USS0.00001 per share	OCFT	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 1,169,980,661 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232A05 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(6)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated or the context otherwise requires, and for purposes of this annual report on Form 20-F only:

●	“ADRs” refer to the American depositary receipts that evidence our ADSs;
●	“ADSs” refer to our American depositary shares, each of which represents three ordinary shares;
●	“AI” refers to artificial intelligence;
●	“basic customers” refer to our customers that contribute annual revenue of less than RMB100,000;
●	“China” or “the PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;
●	“net expansion rate” is a numerical representation of the expansion of our customer relationships on a year-on-year basis, calculated as a fraction, the denominator of which is the revenue contribution from a particular group of customers in one year and the numerator of which is the contribution from the same group of customers in the following year, expressed as a percentage;
●	“OneConnect,” “we,” “us,” “our company” and “our” refer to OneConnect Financial Technology Co., Ltd., a Cayman Islands exempted company, and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include our VIEs and their subsidiaries;
●	“Ping An Group” refers to Ping An Insurance (Group) Company of China, Ltd. and, unless the context requires otherwise, its subsidiaries;
●	“Premium customers” refers to our customers that contribute annual revenue of at least RMB100,000, excluding Ping An Group and its subsidiaries, although this category includes certain customers that we have direct contracts with, and provide direct services to, where payments for these services have been made through contractual arrangements that we have with others, including Ping An Group;
●	“Premium plus customers” refers to premium plus customers that contribute annual revenue of at least RMB1,000,000;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“shares” or “ordinary shares” refer to our ordinary shares, par value US$0.00001 per share;
●	“SME” refers to small and medium enterprises;
●	“Third-party customer” refers to each customer with revenue contribution of less than 5% of our total revenue in the relevant period; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States.

All of our customer numbers in this annual report are exclusive of Ping An Group and its subsidiaries.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 30, 2021. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On March 25, 2022, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.3658 to US$1.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

● our vision and strategies;

● our future business development, financial condition and results of operations;

● expected changes in our revenues, costs or expenditures;

● expected growth of technology spending in the financial services industry in China;

● our expectations regarding demand for and market acceptance of our services;

● competition in our industry

● government policies and regulations relating to our industry;

● health epidemics, pandemics and similar outbreaks, including COVID-19;

● the status of Sino-U.S relations and related regulatory and legislative developments; and

● general economic, business and socio-political conditions globally, including recent Russia-Ukraine war.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—3D. Risk Factors.” Other sections of this annual report include additional factors that could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

iii

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

Implications of Being a Holding Company

Our investors hold securities of OneConnect Financial Technology Co., Ltd., which is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and through contractual arrangements with its variable interest entities, or VIEs, and their respective subsidiaries based in China. As a holding company, we rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our Chinese subsidiaries are required to set aside a portion of their net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. As an offshore holding company, we will be permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our subsidiaries in China only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our PRC subsidiaries, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (the “SAFE”) in accordance with relevant PRC laws and regulations. Our PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” for more details.

Risks Associated with Operations in China

The majority of our operations are in China. We are exposed to legal and operational risks associated with our operations in China. We are subject to risks arising from China’s legal system, including the uncertainty in the interpretation and the enforcement of the PRC laws and regulations. In addition, rules and regulations in China can change quickly with little advance notice Recently, the PRC government initiated a series of regulatory actions and released guidelines to regulate business operations in China, including those related to data security or anti-monopoly concerns, which may have an impact on our ability to conduct certain business in China, accept foreign investments, or list on a U.S. or other exchange. If we are unable to address any data security or information protection concerns, any compromise of security that results unauthorized disclosure or transfer of personal information, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our users and clients to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects. And if certain of our activities in Mainland China were deemed by relevant regulators as violation of the laws and regulations on anti-monopoly other matters, it may result in governmental investigations, fines and/or other sanctions against us.

The PRC government may also intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, including us, at any time, substantial intervention and influence over the manner our operations, which could result in a material change in our operations or the value of our ADSs. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice or even no advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, adopting new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement. While we do not believe that these regulatory changes would have any material impact on us, we cannot assure you that the regulators will agree with us or will not in the future adopt regulations that restrict our business operations or access to capital.

For example, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future.

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. For example, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure on July 30, 2021, which took effect on September 1, 2021. This regulations require, among others, certain competent authorities to identify critical information infrastructures. The Cybersecurity Administration of China, or the CAC and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. This regulation further stipulates that an online platform operator who possesses personal information of more than one million users and is seeking for listing in a foreign country will be subject to the cybersecurity review as well. On November 14, 2021, the CAC, published the Regulations on Cyber Data Security Management (Draft for Comments), which specifies that data processor who seeks to list in Hong Kong, which affects or may affect the national security, should apply for cybersecurity review. Although several PRC laws and regulations have provided the definition of “critical information infrastructure,” the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the identification of any specific critical information infrastructure is subject to industry-specific identification rules promulgated by relevant regulators and the notice from the relevant regulators. The distinction made under Article 13 of the Regulations on Network Data Security Management (Consultation Draft) between “listing in Hong Kong” and “listing in a foreign country” further clarifies that the obligations to proactively apply for cybersecurity review by an entity seeking listing in a foreign country shall not be applicable to the proposed listing in Hong Kong. However, the Measures for Cybersecurity Review does not provide further explanation or interpretation for “listing in a foreign country”. In addition, neither the Measures for Cybersecurity Review nor the Regulations on Cyber Data Security Management (Draft for Comments) provides further explanation or interpretation for the scope of activities of data processing that “affects or may affect national security.” If our business activities are deemed to “affect or may affect national security,” we may be required to apply for cybersecurity review, but there can be no assurance that we will be able to obtain approval from the regulatory authorities in a timely manner, or at all.

On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system. In addition, the Standing Committee of PRC National People’s Congress promulgated the Personal Information Protection Law (the “PIPL”) on August 20, 2021, which took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. However, we cannot guarantee that the regulators will agree with us or will not in the future adopt new regulations that restrict our business operations.

Since these regulatory actions are relatively new, it is uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and listing on a U.S. or other foreign exchanges. PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future.

Our VIE Structure

PRC laws and regulations restrict and impose conditions on foreign investment in internet-based businesses, including online information, internet data center services and other value-added telecommunication services. Furthermore, our electronic certification service business is subject to foreign investment restrictions in practice under the regulatory requirements. Accordingly, we operate these businesses in China through OneConnect Smart Technology Co., Ltd., (Shenzhen), or Shenzhen OneConnect, and Shenzhen Digital Certificate Authority Center Co., Ltd., or Shenzhen CA, which we refer to as our VIEs in this annual report, and their subsidiaries, and rely on contractual arrangements among our PRC subsidiary, our VIEs and their respective nominee shareholders to control the business operations of our VIEs and their subsidiaries. We are the primary beneficiary of these VIEs for accounting purposes because of these contractual arrangements. Accordingly, under IFRS, the financial statements of our VIEs are consolidated as part of our financial statements. Although these VIE agreements have been widely adopted by PRC companies seeking to list overseas, such agreements have not been tested in a court of law.

Our corporate structure is subject to risks associated with our contractual arrangements with our VIEs. The company that investors will own may never have a direct equity ownership interest in the businesses that are conducted by the VIEs. If the PRC government disallow our VIE structure or deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and our VIEs could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the VIEs being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in China, are held by the VIEs. A significant part of our revenues are generated by the VIEs. An event that results in the deconsolidation of the VIEs would have a material effect on our operations and result in the value of the securities diminish substantially or even become worthless. Our holding company, our PRC subsidiaries and VIEs and their subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and their subsidiaries and our company as a whole. Our ordinary shares or our ADSs may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our VIEs that conduct some or all of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure”.

We believe that our corporate structure and contractual arrangements with our VIEs are not in violation of the current applicable PRC laws and regulations. As of the date of this annual report, we believe that our PRC subsidiaries and VIEs are not required to obtain permission or approval from the Chinese Securities Regulatory Commission, or the CSRC, or the CAC, on our contractual arrangements with the VIE and its shareholders. However, PRC laws and regulations governing the conditions and the requirements of such approval are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, the PRC regulatory authorities may take a different view. There can be no assurance that the PRC government authorities such as the Ministry of Commerce, or the MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, or other authorities that regulate our business and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC governmental agency. If we, our subsidiaries or VIEs inadvertently conclude that approvals are not required, or if these regulations change or are interpreted differently and we are required to obtain approval in the future, our ADSs may significantly decline in value or become worthless if we are unable to assert our contractual control rights over the economic benefits and assets of our VIEs and their subsidiaries.

Cash Transfer between our Company, Subsidiaries and VIEs

The following table presents the cash flows among the Company, its subsidiaries, its VIEs and the VIEs’ subsidiaries for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021

Cash flows through intercompany transfer	(RMB in thousands)

Cash paid by VIE to subsidiaries for technical service fee	(3,300)	(53,766)	(26,649)
Cash paid by subsidiaries to the VIE for technical service fee	10,859	31,288	1,562
Advances from subsidiaries to the VIE	2,952,516	5,740,508	6,830,573
Repayment of advances to Group companies by the VIE	(2,964,950)	(4,065,767)	(4,864,186)

During 2019, 2020 and 2021, the VIEs earned inter-company revenues in the amounts of RMB58,078 thousand, RMB44,790 thousand and RMB697 thousand by providing application and platform implementation to Hong Kong subsidiaries.

In addition, our WOFEs and VIEs, on a consolidated basis, has been loss making and therefore, and therefore, they have not made any dividend or distribution to the Company. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently would apply to any dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise at all times during the twelve-month period immediately prior to obtaining a dividend from such enterprise. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, whether a resident enterprise is a “beneficial owner” that can apply for a low tax rate under tax treaties depends on an overall assessment of several factors, which may bring uncertainties to the applicability of preferential tax treatment under the tax treaties. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, requires non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In the future we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that we are qualified to enjoy the preferential tax treatment and the relevant tax authority will not challenge us or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We have not made any dividend or distribution to any U.S. investor. As a holding company, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, our consolidated VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Furthermore, our subsidiaries, our consolidated VIEs and their subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. We do not have any present plan to declare or pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We are not aware of any material regulatory restrictions limiting our non-PRC subsidiaries to make dividends to us. Subject to the passive foreign investment company rules, the gross amount of any distribution that we make to investor with respect to the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. To the extent that our income is received in Renminbi, shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, as long as certain procedural requirements are met. Approval from or registration with appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions.

Implications of HFCA Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over the counter trading market in the U.S. The SEC has adopted rules to implement the HFCA Act and, pursuant to the HFCA Act, the PCAOB has issued a report notifying the Securities and Exchange Commission of its determination that it is currently unable to inspect or investigation completely accounting firms headquartered in mainland China or Hong Kong. Our auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Further, the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act. In February, 2022, the U.S. House of Representatives passed the America Competes Act of 2022, which includes the same amendments as the bill passed by the Senate. However, the America Competes Act includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences and this bill amending the HFCA Act is approved by both houses of Congress and signed by the President. If AHFCA Act is enacted, it would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

Financial Information Related to the VIEs

The following tables present the condensed consolidating schedules depicting the financial position, cash flows and results of operations for the Company, the consolidated VIEs, our consolidated subsidiaries and any eliminating adjustments as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021. This table follows the line item disclosures with respect to the variable interest entity in Note 1.2 to the consolidated financial statements included elsewhere in this annual report.

(i)	Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31, 2021
				VIE and
		Other		VIE’s	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Results of Operations
Third- party revenues	—	134,064	275,684	3,722,609	—	4,132,357
Inter- company revenues(3)	—	—	134,072	697	(134,769)	—
Third- party cost	—	(333,873)	(214,633)	(2,147,200)	—	(2,695,706)
Inter- company cost for technology service(3)	—	—	(134,072)	(697)	134,769	—
Total expenses	(54,060)	(158,802)	(156,852)	(2,413,369)	—	(2,783,083)
Third- party net finance cost	(32)	14,250	(36,036)	(25,996)	—	(47,814)
Inter- company net finance income/(cost)(4)	—	22,502	4,636	(27,138)	—	—
Share of loss of subsidiaries and VIEs(1)	(1,225,545)	(808,093)	(708,699)	—	2,742,337	—
Others, net	(2,062)	(93,141)	(31,945)	78,786	—	(48,362)
Loss before income tax	(1,281,699)	(1,223,093)	(867,845)	(812,308)	2,742,337	(1,442,608)
Income tax (expense)/benefit	—	(1,731)	10,217	103,609	—	112,095
Loss for the year	(1,281,699)	(1,224,824)	(857,628)	(708,699)	2,742,337	(1,330,513)

	For the year ended December 31, 2020
				VIE and
		Other		VIE’s	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Results of Operations
Third- party revenues	—	83,666	230,417	2,998,207	—	3,312,290
Inter- company revenues(3)	—	—	62,404	44,790	(107,194)	—
Third- party cost	—	(31,678)	(244,937)	(1,792,219)	—	(2,068,834)
Inter- company cost for technology service(3)	—	—	(62,404)	(44,790)	107,194	—
Total expenses	(48,029)	(358,585)	(105,386)	(2,125,695)	—	(2,637,695)
Third- party net finance cost	4,564	65,461	(14,997)	(128,154)	—	(73,126)
Inter- company net finance income/(cost)(4)	—	49,982	(97,342)	47,360	—	—
Share of loss of subsidiaries and VIEs(1)	(1,314,998)	(1,165,419)	(989,704)	—	3,470,121	—
Others, net	5,497	41,724	(33,975)	(97,135)	—	(83,889)
Loss before income tax	(1,352,966)	(1,314,849)	(1,255,924)	(1,097,636)	3,470,121	(1,551,254)
Income tax (expense)/benefit	(642)	(97)	29,938	107,932	—	137,131
Loss for the year	(1,353,608)	(1,314,946)	(1,225,986)	(989,704)	3,470,121	(1,414,123)

	For the year ended December 31, 2019
				VIE and
		Other		VIE’s	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Results of Operations
Third- party revenues	—	9,134	238,900	2,079,812	—	2,327,846
Inter- company revenues(3)	—	—	22,551	58,078	(80,629)	—
Third- party cost	—	(3,195)	(303,121)	(1,254,672)	—	(1,560,988)
Inter- company cost for technology service(3)	—	—	(22,551)	(58,078)	80,629	—
Total expenses	(54,685)	(279,972)	(138,797)	(1,874,995)	—	(2,348,449)
Third- party net finance cost	2,981	95,875	(42,036)	(103,390)	—	(46,570)
Inter- company net finance income/(cost)(4)	3,446	71,918	(25,391)	(49,973)	—	—
Share of loss of subsidiaries and VIEs(1)	(1,616,566)	(1,585,158)	(1,284,223)	—	4,485,947	—
Others, net	4,258	18,040	(9,058)	(147,515)	—	(134,275)
Loss before income tax	(1,660,566)	(1,673,358)	(1,563,726)	(1,350,733)	4,485,947	(1,762,436)
Income tax (expense)/benefit	—	56,702	(48,288)	66,510	—	74,924
Loss for the year	(1,660,566)	(1,616,656)	(1,612,014)	(1,284,223)	4,485,947	(1,687,512)

(ii)	Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2021
		Other		VIE and	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	VIE’s subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Financial Position
Assets
Non-current assets
Investment in subsidiaries(1,2)	1,280,946	—	—	—	(1,280,946)	—
Intangible assets	—	310,640	187,458	189,096	—	687,194
Deferred tax assets	—	—	270,875	412,343	—	683,218
Other non-current assets	—	671,161	5,207	395,433	—	1,071,801
Total non-current assets	1,280,946	981,801	463,540	996,872	(1,280,946)	2,442,213
Current assets
Trade receivables(3)	—	27,860	93,979	843,240	(73,905)	891,174
Prepayments and other receivables(3)	246	21,953	56,321	795,410	(121,263)	752,667
Amount due from Group companies(2)	2,662,705	3,444,960	1,350,000	163,749	(7,621,414)	—
Financial assets at fair value through profit or loss	—	240,725	99,252	1,731,676	—	2,071,653
Restricted cash	—	1,045,333	3,129	11,965	—	1,060,427
Cash and cash equivalents	6,454	843,843	311,523	237,550	—	1,399,370
Other current assets	—	544,987	141,484	36,632	—	723,103
Total current assets	2,669,405	6,169,661	2,055,688	3,820,222	(7,816,582)	6,898,394
Total assets	3,950,351	7,151,462	2,519,228	4,817,094	(9,097,528)	9,340,607
Liabilities
Non-current liabilities
Amount due to Group companies(2)	—	2,221,051	—	—	(2,221,051)	—
Trade and other payables-Non Current	—	14,281	133,182	78,091	—	225,554
Other non-current liabilities	88,280	8,620	1,241	19,418	—	117,559
Total non-current liabilities	88,280	2,243,952	134,423	97,509	(2,221,051)	343,113
Current liabilities
Trade and other payables	68,089	174,587	312,269	1,777,322	(195,168)	2,137,099
Amount due to Group companies(2)	—	2,986,273	640,207	4,318,502	(7,944,982)	—
Deficit in subsidiaries and VIEs(1)	—	1,415,162	2,708,395	—	(4,123,557)	—
Short-term borrowings	—	4,331	45,329	765,600	—	815,260
Payroll and welfare payables	—	47,425	46,542	421,100	—	515,067
Other current liabilities	—	1,541,142	8,388	145,456	—	1,694,986
Total current liabilities	68,089	6,168,920	3,761,130	7,427,980	(12,263,707)	5,162,412
Total liabilities	156,369	8,412,872	3,895,553	7,525,489	(14,484,758)	5,505,525
Total shareholders’ equity(1)	3,793,982	(1,261,410)	(1,376,325)	(2,708,395)	5,387,230	3,835,082

	As of December 31, 2020
		Other		VIE and	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	VIE’s subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Financial Position
Assets
Non-current assets
Investment in subsidiaries(1,2)	4,013,254	—	—	—	(4,013,254)	—
Intangible assets	—	345,646	231,368	340,049	—	917,063
Deferred tax assets	—	—	265,581	298,981	—	564,562
Other non-current assets	—	67,893	11,117	384,906	—	463,916
Total non-current assets	4,013,254	413,539	508,066	1,023,936	(4,013,254)	1,945,541
Current assets
Trade receivables(3)	—	46,895	46,389	773,812	(28,406)	838,690
Prepayments and other receivables(3)	446	7,929	26,615	468,913	(60,575)	443,328
Amount due from Group companies(2)	1,350,654	2,577,302	—	528,143	(4,456,099)	—
Financial assets at fair value through profit or loss	—	—	85,112	1,402,759	—	1,487,871
Restricted cash	—	2,277,465	—	3,034	—	2,280,499
Cash and cash equivalents	31,857	2,417,107	41,703	564,527	—	3,055,194
Other current assets	—	576,305	150,176	107,654	—	834,135
Total current assets	1,382,957	7,903,003	349,995	3,848,842	(4,545,080)	8,939,717
Total assets	5,396,211	8,316,542	858,061	4,872,778	(8,558,334)	10,885,258
Liabilities
Non-current liabilities
Amount due to Group companies(2)	—	5,952,845	—	—	(5,952,845)	—
Trade and other payables-Non Current	—	2,811	153,562	150,861	—	307,234
Other non-current liabilities	88,280	12,199	7,869	17,695	—	126,043
Total non-current liabilities	88,280	5,967,855	161,431	168,556	(5,952,845)	433,277
Current liabilities
Trade and other payables	112,562	87,084	196,287	1,240,829	(88,981)	1,547,781
Amount due to Group companies(2)	—	1,350,654	520,963	2,595,502	(4,467,119)	—
Deficit in subsidiaries and VIEs(1)	—	2,234,775	2,020,143	—	(4,254,918)	—
Short-term borrowings	—	—	46,752	2,236,555	—	2,283,307
Payroll and welfare payables	—	53,510	58,888	512,932	—	625,330
Other current liabilities	—	571,733	—	138,547	—	710,280
Total current liabilities	112,562	4,297,756	2,843,033	6,724,365	(8,811,018)	5,166,698
Total liabilities	200,842	10,265,611	3,004,464	6,892,921	(14,763,863)	5,599,975
Total shareholders’ equity(1)	5,195,369	(1,949,069)	(2,146,403)	(2,020,143)	6,205,529	5,285,283

(iii)	Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31, 2021
				VIE and
		Other		VIE’s	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedules of Cash Flows
Purchase of technology service from WOFE's subsidiaries by VIE(3)	—	—	26,649	(26,649)	—	—
Sales of technology service to subsidiaries from VIE(3)	—	(1,562)	—	1,562	—	—
Operating activities with external parties	(51,132)	133,255	(72,370)	(414,087)	—	(404,334)
Net cash ( used in) / generated from operating activities	(51,132)	131,693	(45,721)	(439,174)	—	(404,334)
Payment for acquisition of subsidiary, net of cash acquired	—	(11,060)	—	—	—	(11,060)
Investments in subsidiaries, VIE and VIE’s subsidiary(1)	(1,783,065)	(1,606,708)	—	—	3,389,773	—
Payments for advances to Group companies(2)	—	(5,448,392)	(1,350,000)	(136,485)	6,934,877	—
Receipts of repayments of the advances from Group companies(2)	1,799,915	4,589,459	—	504,394	(6,893,768)	—
Payments for intangible assets	—	(42,131)	(7,336)	(32,996)	—	(82,463)
Inter-company transfer of intangible assets(5)	—	—	—	—	—	—
Payments for financial assets at fair value through other comprehensive income	—	(16,661)	—	—	—	(16,661)
Payments for financial assets at fair value through profit or loss	—	(918,101)	(616,500)	(6,043,140)	—	(7,577,741)
(Payment for)/refund of restricted cash, net	—	1,218,667	(3,129)	(8,931)	—	1,206,607
Proceeds from sale of financial assets at fair value through profit or loss	—	761,099	607,403	5,651,466	—	7,019,968
Inter-company interest received(6)	—	103,249	40,461	4,908	(148,618)	—
Other investing activities	—	(172,357)	(42,275)	64,417	—	(150,215)
Net cash ( used in) / generated from investing activities	16,850	(1,542,936)	(1,371,376)	3,633	3,282,264	388,435
Capital contribution from Group companies(1)	—	1,783,065	1,606,708	—	(3,389,773)	—
Receipts of advances repayment from Group companies(2)	—	—	622,418	6,321,271	(6,943,689)	—
Repayments for advances from Group companies(2)	—	(1,799,915)	(504,394)	(4,598,271)	6,902,580	—
Proceeds from issuance of ordinary shares upon initial public offering	—	—	—	—	—	—
Proceeds from short-term borrowings	—	—	45,500	867,400	—	912,900
Repayments of short-term borrowings	—	—	(38,590)	(2,338,355)	—	(2,376,945)
Inter-company interest paid(7)	—	—	(19,188)	(129,430)	148,618	—
Other financing activities	9,257	(117,405)	(25,537)	(14,051)	—	(147,736)
Net cash generated from/ ( used in) financing activities	9,257	(134,255)	1,686,917	108,564	(3,282,264)	(1,611,781)
Net (decrease)/increase in cash and cash equivalents	(25,025)	(1,545,498)	269,820	(326,977)	—	(1,627,680)
Cash and cash equivalents at the beginning of the year	31,857	2,417,107	41,703	564,527	—	3,055,194
Effects of exchange rate changes on cash and cash equivalents	(378)	(27,766)	—	—	—	(28,144)
Cash and cash equivalents at the end of year	6,454	843,843	311,523	237,550	—	1,399,370

	For the year ended December 31, 2020
		Other		VIE and	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	VIE’s subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedules of Cash Flows
Purchase of technology service from WOFE's subsidiaries by VIE(3)	—	—	53,766	(53,766)	—	—
Sales of technology service to subsidiaries from VIE(3)	—	(31,288)	—	31,288	—	—
Operating activities with external parties	(5,230)	(184,536)	(93,581)	(420,798)	—	(704,145)
Net cash ( used in) / generated from operating activities	(5,230)	(215,824)	(39,815)	(443,276)	—	(704,145)
Payment for acquisition of subsidiary, net of cash acquired	—	—	—	—	—	—
Investments in subsidiaries, VIE and VIE’s subsidiary(1)	(2,043,736)	(1,696,474)	—	—	3,740,210	—
Payments for advances to Group companies(2)	(2,337,454)	(3,876,757)	—	(225,200)	6,439,411	—
Receipts of repayments of the advances from Group companies(2)	1,085,316	3,777,025	—	1,740,000	(6,602,341)	—
Payments for intangible assets	—	(62,968)	(8,520)	(176,636)	—	(248,124)
Inter-company transfer of intangible assets(5)	—	—	—	—	—	—
Payments for financial assets at fair value through other comprehensive income	—	(441,622)	—	—	—	(441,622)
Payments for financial assets at fair value through profit or loss	—	(1,361,364)	(197,950)	(6,873,799)	—	(8,433,113)
(Payment for)/refund of restricted cash, net	—	1,064,813	—	—	—	1,064,813
Proceeds from sale of financial assets at fair value through profit or loss	—	1,333,739	196,835	7,117,385	—	8,647,959
Inter-company interest received(6)	—	63,542	—	123,751	(187,293)	—
Other investing activities	—	772,685	(1,672)	(45,201)	—	725,812
Net cash ( used in) / generated from investing activities	(3,295,874)	(427,381)	(11,307)	1,660,300	3,389,987	1,315,725
Capital contribution from Group companies(1)	—	2,043,736	1,696,474	—	(3,740,210)	—
Receipts of advances repayment from Group companies(2)	—	2,337,454	225,200	3,876,757	(6,439,411)	—
Repayments for advances from Group companies(2)	—	(1,085,316)	(1,740,000)	(3,777,025)	6,602,341	—
Proceeds from issuance of ordinary shares upon initial public offering	—	—	—	—	—	—
Proceeds from short-term borrowings	—	—	31,300	2,225,700	—	2,257,000
Repayments of short-term borrowings	—	(96,284)	(157,903)	(2,923,031)	—	(3,177,218)
Inter-company interest paid(7)	—	—	(123,751)	(63,542)	187,293	—
Other financing activities	2,697,679	(139,507)	122,117	(226,233)	—	2,454,056
Net cash generated from/ ( used in) financing activities	2,697,679	3,060,083	53,437	(887,374)	(3,389,987)	1,533,838
Net (decrease)/increase in cash and cash equivalents	(603,425)	2,416,878	2,315	329,650	—	2,145,418
Cash and cash equivalents at the beginning of the year	634,507	169,103	39,388	234,877	—	1,077,875
Effects of exchange rate changes on cash and cash equivalents	775	(168,874)	—	—	—	(168,099)
Cash and cash equivalents at the end of year	31,857	2,417,107	41,703	564,527	—	3,055,194

	For the year ended December 31, 2019
		Other		VIE and	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	VIE’s subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedules of Cash Flows
Purchase of technology service from WOFE's subsidiaries by VIE(3)	—	—	3,300	(3,300)	—	—
Sales of technology service to subsidiaries from VIE(3)	—	(10,859)	—	10,859	—	—
Operating activities with external parties	(2,275)	(155,599)	(49,453)	(1,610,127)	—	(1,817,454)
Net cash ( used in) / generated from operating activities	(2,275)	(166,458)	(46,153)	(1,602,568)	—	(1,817,454)
Payment for acquisition of subsidiary, net of cash acquired	(214,056)	—	(56,735)	—	—	(270,791)
Investments in subsidiaries, VIE and VIE’s subsidiary(1)	(866,894)	—	—	—	866,894	—
Payments for advances to Group companies(2)	(1,050,783)	(2,697,903)	—	(2,036,000)	5,784,686	—
Receipts of repayments of the advances from Group companies(2)	498,879	881,291	—	238,556	(1,618,726)	—
Payments for intangible assets	—	(73,218)	—	(143,452)	—	(216,670)
Inter-company transfer of intangible assets(5)	—	—	(1,617,372)	1,617,372	—	—
Payments for financial assets at fair value through other comprehensive income	—	(388,363)	—	—	—	(388,363)
Payments for financial assets at fair value through profit or loss	—	(227,742)	(294,412)	(5,286,311)	—	(5,808,465)
(Payment for)/refund of restricted cash, net	—	708,123	—	—	—	708,123
Proceeds from sale of financial assets at fair value through profit or loss	—	223,970	235,668	6,233,491	—	6,693,129
Inter-company interest received(6)	2,179	47,659	—	16,057	(65,895)	—
Other investing activities	(4,321)	(52,118)	(2,809)	(86,876)	—	(146,124)
Net cash ( used in) / generated from investing activities	(1,634,996)	(1,578,301)	(1,735,660)	552,837	4,966,959	570,839
Capital contribution from Group companies(1)	—	866,894	—	—	(866,894)	—
Receipts of advances repayment from Group companies(2)	—	1,050,783	2,036,000	2,697,903	(5,784,686)	—
Repayments for advances from Group companies(2)	—	(498,879)	(238,556)	(881,291)	1,618,726	—
Proceeds from issuance of ordinary shares upon initial public offering	2,035,177	—	—	—	—	2,035,177
Proceeds from short-term borrowings	—	251,990	98,820	3,936,058	—	4,286,868
Repayments of short-term borrowings	—	(20,568)	(145,566)	(4,303,146)	—	(4,469,280)
Inter-company interest paid(7)	—	(2,179)	(16,057)	(47,659)	65,895	—
Other financing activities	73,938	(4,472)	60,828	(228,502)	—	(98,208)
Net cash generated from/ ( used in) financing activities	2,109,115	1,643,569	1,795,469	1,173,363	(4,966,959)	1,754,557
Net (decrease)/increase in cash and cash equivalents	471,844	(101,190)	13,656	123,632	—	507,942
Cash and cash equivalents at the beginning of the year	159,644	268,406	25,732	111,245	—	565,027
Effects of exchange rate changes on cash and cash equivalents	3,019	1,887	—	—	—	4,906
Cash and cash equivalents at the end of year	634,507	169,103	39,388	234,877	—	1,077,875

Notes:

(1)	It represents the elimination of the investment in the VIEs and equity subsidiaries by parent company.

(2)

It represents the elimination of intercompany balances among parent, the VIEs and equity subsidiaries, including balances of onshore loans guaranteed by offshore subsidiaries provided to VIEs RMB2,480,180 thounsands, RMB2,577,302 thounsands, RMB3,444,960 thousands as of December 31, 2019, 2020 and 2021, respectively.

(3)	It represents the elimination of the intercompany technology service charge at the consolidation level.

The VIEs provides software development services to the other subsidiaries to build capitalised system to generate probable future economic benefits. For the years ended December 31, 2019,2020 and 2021, the intercompany technical service revenues recognised by VIEs were RMB58,078 thousand, RMB44,790 thousand and RMB697 thousand, respectively. The intercompany service charge is eliminated at the consolidation level.

For the years ended December 31, 2019, 2020 and 2021, cash paid by Offshore subsidiaries to the VIEs for technical service fees were RMB10,859 thousand, RMB31,288 thousand and RMB1,526 thousand, respectively.

The WFOE's subsidiaries provides software development services to VIEs to build capitalised application and platform to generate probable future economic benefits, and the incurred intercompany costs in the amounts of RMB22,551 thousand, RMB62,404 thousand and RMB134,072 thousand were eliminated for the years ended December 31, 2019,2020 and 2021, respectively.

For the years ended December 31, 2019, 2020 and 2021, cash paid by VIEs to WFOE subsidiaries for technical service fee were RMB3,300 thousand, RMB53,766 thousand and RMB26,649 thousand, respectively.

(4)	It represents the elimination of the finance costs of loans among parent, the VIEs and equity subsidiaries charge at the consolidation level.
(5)

Cash paid by WFOE to VIEs to purchase application and platform, and the revaluation premium derived from this inter-company transaction was RMB 1,122,742 thousand, which was eliminated as unrealized gain.

(6)	Interest received were eliminated at the consolidation level.
(7)	Interest paid were eliminated at the consolidation level.

A. [Reserve]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business, financial condition and results of operations are subject to various changing business, competitive, economic, political and social conditions in China and worldwide. In addition to the factors discussed elsewhere in this annual report, the following are some of the important factors that could adversely affect our operating results, financial condition and business prospects, and cause our actual results to differ materially from those projected in any forward-looking statements.

Summary of Risk Factors

The following is a summary of significant risk factors and uncertainties that may affect our business, which are discussed in more details below.

Risks related to business and industry

●	We operate in a competitive and rapidly evolving industry; it may be difficult to evaluate our prospects, and we may not be able to effectively manage our growth.
●	We incurred net loss in the past, expect to incur net loss in the future, and we may not be able to achieve or sustain profitability.
●	Our customers include commercial banks and other financial institutions that are highly regulated, and the tightening of laws, regulations or standards in the financial services industry could harm our business.
●	We are subject to evolving regulatory requirements and if we do not comply with these regulations, or fail to adapt to regulatory changes, our business and prospects may be materially and adversely affected.
●	Failure to maintain, enlarge and optimize our customer base or strengthen customer engagement may adversely affect our business and results of operations.
●	Ping An Group is one of our principal shareholders, our strategic partner, our most important customer and our largest supplier. Any deterioration of our relationship with Ping An Group could have a material adverse effect on our results of operations, business and growth.
●	Failure to comply with existing or future laws and regulations related to data security, data protection, cyber security or personal information protection could lead to liabilities, administrative penalties and other regulatory actions, which could negatively affect our operating results and business.
●	Breach of our security measures or those of our third-party cloud computing platform provider, or other third-party service providers, may result in our data, IT systems, and services being perceived as not being secure.
●	We rely on third parties for various aspects of our business and the solutions that we offer. Our business, results of operation, financial condition and reputation may be materially and adversely affected if these third parties do not continue to maintain or expand their relationship with us, or if they fail to perform in accordance with the terms of our contracts.
●	Our inability to use software licensed from third parties, including open source software, could negatively affect our ability to sell our solutions and subject us to possible litigation.
●	Our quarterly results may fluctuate significantly and be unpredictable and may not fully reflect the underlying performance of our business.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs and their subsidiaries with which we have maintained contractual arrangements.;
●	If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these laws or regulations or their interpretations change, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	Our contractual arrangements with our VIEs and their respective shareholders may not be as effective in providing operational control or enabling us to derive economic benefits as a direct ownership of a controlling equity interest would be.

●	We may lose the ability to use and enjoy assets held by our VIEs that are critical to the operation of our business if our VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.
●	Any failure by our VIEs, their respective subsidiaries or shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
●	The ultimate beneficial shareholders of our VIEs may have conflicts of interest with us, which may materially and adversely affect our business.
●	We conduct our business operations in the PRC through our VIEs and their subsidiaries by way of our contractual arrangements, but certain of the terms of our contractual arrangements may not be enforceable under PRC laws.
●	Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may affect the viability of our current corporate structure, corporate governance and business operations.

Risks Relating to Doing Business in the PRC

●	We are subject to many of the economic and political risks associated with emerging markets due to our operations in China and Hong Kong. Adverse changes in China or Hong Kong’s economic, political and social conditions as well as government policies could adversely affect our business and prospects.
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.
●	Uncertainties with respect to the PRC legal system could adversely affect us.
●	Recent litigation and negative publicity surrounding China-based companies listed in the United States may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.
●	The approval of, filing with, or consent from, the CSRC, CAC or other PRC government authorities may be required in connection with our future offshore listing under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

Risks Relating to Our ADSs

●	The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to investors.
●	If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition for our ADSs, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections.
●	Proceedings instituted by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Risks Relating to Our Business and Industry

We operate in a competitive and rapidly evolving industry; it may be difficult to evaluate our prospects, and we may not be able to effectively manage our growth.

We operate in the technology-as-a-service for financial services industry, which is competitive and rapidly evolving. We may have limited insight into trends that may develop and affect our business, and we may make errors in predicting and reacting to industry trends and evolving needs of our customers.

Our historical results and growth may not be indicative of our future performance, and we may fail to continue our growth or maintain our historical growth rates. Our revenue growth has primarily been driven by the expansion of our business to address financial institutions’ growing needs for technology solutions. Starting from 2021, in connection with our shift of customer development strategy from primarily expanding customer base to deepening customer engagement for higher quality and more sustainable growth, we upgraded our product structure to integrate single-module products to more integrated solutions, phased out certain low-margin products and proactively responded to changing regulatory environment. These initiatives had an impact on our revenue growth, which slowed down in 2021 as compared to 2020.

In addition, we may not be able to manage our growth effectively. Our business expansion may increase the complexity of our operations and place a significant strain on our managerial, operational, financial and human resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.

We incurred net loss in the past, expect to incur net loss in the future, and we may not be able to achieve or sustain profitability.

We incurred net loss of RMB1,687.5 million, RMB1,414.1 million, RMB1,330.5 million (US$208.8 million) in 2019, 2020 and 2021. As of December 31, 2021, we had an accumulated loss of RMB6,638.6 million (US$1,041.7 million). We have incurred and will continue to incur substantial expenses to develop and commercialize our solutions, as well as to promote our business.

We will need to generate increased revenue and control our expenses to become profitable. Rapid growth in our customer base, however, may increase our cost of revenue as a percentage of revenue in the short term because we incur a large portion of the costs upfront while recognizing revenue primarily from our customers’ use of our solutions through our transaction-based revenue model over time. In addition, our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our operating expenses. Furthermore, as a public company, we have incurred and expect to continue to incur additional legal, accounting and other expenses that we did not incur as a private company. We may incur significant losses for a number of reasons, including the other risks described in this annual report, and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve or sustain profitability, the market price of our ADSs may decrease significantly.

Our customers include commercial banks and other financial institutions that are highly regulated, and the tightening of laws, regulations or standards in the financial services industry could harm our business.

Our customers include commercial banks and other financial institutions that are highly regulated and must comply with complex and changing government regulations and industry standards, which are subject to significant changes. Regulatory developments, including those in respect of consumer protection, credit availability, risk management and data privacy, could adversely affect our customers, particularly third-party customers, or otherwise result in them reducing the volume and frequency of their business transactions.

Our financial institution customers must include restrictive provisions in their contracts with service providers such as us, with respect to security and privacy, ongoing monitoring, risk management and other limitations. These provisions may increase our costs, limit the scope of the solutions we offer or otherwise restrict customer access. In addition, our customers may have less capacity or incentive to purchase solutions from us, may pass on their increased costs to us, or may cease to use certain of our solutions. As we primarily use a transaction-based revenue model, any reduction of transactions by our customers may materially and adversely affect our business and results of operations. For example, on December 1, 2017, the PRC government issued the Notice on the Regulation and Rectification of the “Cash Loan” Business, or Circular 141, which prohibits banking financial institutions, including banks, trust companies and consumer finance companies, that cooperate with third-parties in carrying out loan businesses from outsourcing their credit examination, risk control, or other core businesses and accept credit enhancement services provided by any third party without a guarantee license. Circular 141 and the Notice on Specific Rectification Implementation Plans for Risk of Online Microfinance Businesses of Microfinance Companies, or the Circular 56, prohibit third parties that cooperate with banking financial institutions and internet microfinance companies from directly charging interest or fees to borrowers. In addition, the Interim Measures for the Administration of Online Loans by Commercial Banks, or the Interim Measures, which came into effect on July 12, 2020, and the Notice on Further Regulating Online Loan Business of Commercial Banks, which was issued on February 19, 2021, re-emphasized the requirement of commercial banks’ independent risk management and tightened the requirements on their online loan business in terms of funding ratio, concentration and cross-region service provision.

As a result of those laws and regulations, certain of our customers have had to adjust their business practices in ways that have reduced their use of our solutions, which adversely affect our access to customers. These types of changes in response to regulatory development may adversely affect our business, result of operations and financial conditions.

We are subject to evolving regulatory requirements and if we do not comply with these regulations, or fail to adapt to regulatory changes, our business and prospects may be materially and adversely affected.

Many aspects of our business, including the provision of internet information, technology services to banks, insurance companies and government agencies, insurance loss adjustment services, insurance agency and insurance brokerage services, online publication services relating to financial product information, providing banks and online small loan companies, technology services to facilitate their management and distribution of consumer lending products and various asset management products, blockchain information services and electronic certification services are subject to supervision and regulation by various governmental authorities in China or in other jurisdictions where we operate. In addition, as we continue to expand the solution offerings, we may be subject to new and more complex regulatory requirements. For example, in May 2019, we were granted a virtual banking license to operate in Hong Kong by the Hong Kong Monetary Authority and our virtual bank officially launched its operation in September 2020. We are subject to requirements prescribed by the Hong Kong Monetary Authority, or the HKMA, and other Hong Kong laws and regulations for this entity’s operations, including the Guideline on Authorization of Virtual Banks as well as other supervisory policies, regulations and guidelines issued by the HKMA covering areas such as corporate governance, risk management, anti-money laundering and financing of terrorism. For example, virtual banks in Hong Kong are required to maintain adequate capital commensurate with the nature of their operations and the banking risks they are undertaking, and are subject to the same set of supervisory requirements applicable to conventional banks. We are also required to comply with applicable laws and regulations in relevant jurisdictions to protect the privacy and security of our customers’ information. Legal and regulatory restrictions may delay, or possibly prevent, some of our solutions or services from being offered, which may have a material adverse effect on our business, financial condition and results of operations. Violation of laws and regulations may also result in severe penalties, confiscation of illegal income, revocation of licenses and, under certain circumstances, criminal prosecution.

In addition, the PRC regulatory framework governing financial technology services is unclear, evolving and tightening. New laws or regulations may be promulgated, which could impose new requirements or prohibitions that render our operations or our technologies non-compliant. For example, on December 31, 2021, the People’s Bank of China, or the PBOC, issued the Measures for Administration of Internet Marketing of Financial Products (Draft for comments), which regulate financial institutions or internet platform operators entrusted by such financial institutions carrying out internet marketing activities of financial products. Pursuant to this draft, financial institutions shall not entrust other entities or individuals to carry out internet marketing of financial products unless otherwise provided or authorized by laws and regulations. The draft also prohibits third-party online platform operators from being involved in the sale of financial products or participating in the income sharing of financial business in a disguised way. In addition, due to uncertainties and complexities of the regulatory environment, we cannot assure you that regulators will interpret laws and regulations the same way we do, or that we will always be in full compliance with applicable laws and regulations. To remedy any violations, we may be required to modify our business models, solutions and technologies in ways that render our solutions less appealing and may be required to obtain new qualifications or licences. We may also become subject to fines or other penalties, or, if we determine that the requirements to operate in compliance are overly burdensome, we may elect to terminate potentially non-compliant operations. In each such case, our business, financial condition and results of operations may be materially and adversely affected.

Failure to maintain, enlarge and optimize our customer base or strengthen customer engagement may adversely affect our business and results of operations.

Our revenue growth depends on our ability to maintain, enlarge and optimize our customers base and strengthen customer engagement so that more of our customers will use our solutions more often and contribute more to our revenue growth. Our customers may not continue to use our solutions once their existing contract expires or they may not purchase additional solutions from us. This risk is especially apparent in circumstances where it is inexpensive for them to switch service providers. Our ability to maintain, enlarge and optimize our customer base and strengthen our customer engagement will depend on many factors, some of which are out of our control, including:

●our ability to continually innovate our technologies to keep pace with rapid technological changes;
●our ability to continually innovate our solutions in response to evolving customer demands and expectations and intense market competition;
●our ability to customize solutions for our customers;
●customer satisfaction with our solutions, including any new solutions that we may develop, and the competitiveness of our pricing and payment terms;
●the effectiveness of our solutions in helping our customers improve efficiency, enhance service quality, reduce costs and mitigate risks;
●customers’ acceptance of our transaction-based revenue model; and
●the success and growth of our customers, which could be affected by general-economic and market conditions, regulatory developments, etc.

In addition, the industry we operate is characterized by fast changing technologies and customer demands, and rapid development and continued enhancement of solutions. To remain competitive, we must continue to stay abreast of the continuously evolving industry trends and rapid technological developments. Nevertheless, we may not be able to leverage new technologies effectively or adapt our products to meet customers’ needs or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions, whether for technical, legal, financial or other reasons, our business may be materially and adversely affected. In addition, if our customers, especially premium customers or premium plus customers, choose to leverage their in-house research and development capabilities to develop their own solutions, or for any other reason they reduce or cease their use of our technology solutions, our business, financial condition, results of operations and prospects may be materially and adversely affected.

As we primarily use a transaction-based revenue model, any loss of existing customer or a reduction of transactions by our customers would adversely affect our business and results of operations. For example, the outbreak and re-occurrence of a novel strain of the coronavirus, or COVID-19, had a negative impact on project implementation and our customer’s usage of our solutions, and as a result, our revenue. See “—We face risks related to natural disasters, health epidemics, civil and social disruption and other outbreaks, which could significantly disrupt our operations.”

Furthermore, historically, we have derived some of our customers either through acquisitions or by referrals from the Ping An Group. We may not be able to develop customers organically as rapidly or at the same pace as we have historically done through acquisitions or referrals. In addition, if we do not receive as many customer referrals from Ping An Group as we have historically, we may not be able to grow our customer base as quickly or at all.

We have relied on a limited number of key customers. In 2019, 2020 and 2021, two customers contributed to 10% or more of our total revenues for these respective periods. They were Ping An Group, together with Lufax Holding Ltd. and its subsidiaries, or Lufax Group. Ping An Group is one of our principal shareholders, our strategic partner, our largest supplier and our related party. Lufax Group is an associate company of Ping An Group. Our total sales to Ping An Group accounted for 42.7%, 52.1% and 56.1% of our total revenue, and our total sales to Lufax Group accounted for 12.8%, 10.4% and 10.4% of our total revenue in 2019, 2020 and 2021, respectively. Please refer to note 5.2(a) to our audited consolidated financial statements included elsewhere in this annual report. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, failure to maintain and strengthen our relationships with these key customers may cause material fluctuations or declines in our revenues and have a material adverse effect on our business and results of operations.

Ping An Group is one of our principal shareholders, our strategic partner, our most important customer and our largest supplier. Any deterioration of our relationship with Ping An Group could have a material adverse effect on our results of operations, business and growth.

Ping An Group is one of our Controlling Shareholders, our strategic partner and our most important customer and supplier. We began as the financial technology solution arm of Ping An Group. We have partnered with Ping An Group to jointly develop new technology and applications, and Ping An Group provides us support in technologies and infrastructure, in particular cloud infrastructure. Ping An Group also provides us with a diverse, reliable source of real-life application scenarios to validate and prove our technology. Many of our customer insights and innovative solutions are first initiated and tested within the Ping An Group ecosystem. Our strategic partnership with Ping An Group has contributed to our growth significantly. If our relationship with Ping An Group deteriorates and we are no longer able to access Ping An Group’s technology or solutions, we will need to find alternative service providers and adjust our existing products and service offerings, which may negatively affect the quality of our solutions and will be costly and time-consuming, and in turn will have significant adverse impact on our business and results of operation.

We provided a number of services, including those for customer acquisition and management, risk management, operation, cloud services and product optimization, to Ping An Group. Our revenue from Ping An Group amounted to RMB994.7 million, RMB1,726.8 million and RMB2,316.7 million (US$363.5 million) in 2019, 2020 and 2021, respectively, accounting for 42.7%, 52.1% and 56.1% of our total revenue in these respective periods. If, for any reason, Ping An Group significantly reduces or ceases purchasing from or cooperating with us, our business and results of operations may be materially and adversely affected.

Ping An Group has also been our most important supplier of technical infrastructure, technology support and maintenance. We purchased products and services from Ping An Group amounted to RMB758.5 million, RMB1,285.6 million and RMB1,534.3 million in 2019, 2020 and 2021, accounting for 19.4%, 27.3% and 28.0% of our total cost of revenue and operating expenses respectively. Our relationship with Ping An Group may be affected if Ping An Group reduces its beneficial ownership in us. For instance, in July 2019, we entered into a long-term agreement, or the Strategic Cooperation Agreement, with Ping An Group, which is effective for a term of ten years after completion of our initial public offering on December 17, 2019, subject to Ping An Group continuing to beneficially own at least 30% of our shares.

The total shares held by Ping An Group, through Bo Yu and Ping An Overseas, was 30.43% of our Shares as of the as of February 28, 2021, based on the number of shares as reported in their beneficial ownership filing on February 11, 2021. Ping An Group is a public company listed on the Stock Exchange of Hong Kong and the Shanghai Stock Exchange. On November 24, 2021, the CBIRC promulgated the Administrative Measures of Insurance Group Company to strengthen the supervision and management of insurance group companies. For example, the measures stipulate that an insurance group company cannot hold more than 25% shareholding in a non-financial enterprise or have a material influence in such non-financial enterprise, with certain exceptions. However, there are uncertainties in the interpretation and implementation of these rules. Ping An Group may adjust the percentage of our shares held by it if required by the CBIRC, which may have a material adverse effect on our business, financial condition and results of operations. When exercising its rights as our shareholders, Ping An Group may take into account not only the interests of our company and our other shareholders but also its own interests, the interests of its shareholders and the interests of its other affiliates. The interests of our company and our other shareholders may conflict with the interests of Ping An Group and its shareholders and other affiliates. These types of conflicts may result in our losing business opportunities, including opportunities to enter into lines of business that may directly or indirectly compete with those pursued by Ping An Group or the companies within its ecosystem.

COVID-19 outbreak has adversely affected, and may continue to adversely affect, our financial and operating performance.

Since December 2019, COVID-19 has become widespread in China and many other countries. Although China’s economy is reopening, our operations have been negatively affected by delays in project implementation, on-site work, business development, client interaction and general uncertainties surrounding the effective and timely constraint of COVID-19. As a result, customer usage of our solutions and our revenue, especially our transaction-based revenue such as revenue from business origination services, have been adversely affected. While we have been proactively working with existing and new customers to assist their shift to cloud-based solutions amid the interruptions, we cannot assure you that these initiatives and efforts will successfully mitigate the impact. In addition, our business operations could be disrupted if any of our employees is suspected of having these or any other epidemic disease, since it could require our employees to be quarantined and/or our offices to be closed for disinfection or other remedial measures. The outbreak of COVID-19 and the resulting widespread health crisis has also adversely affected economies and financial markets globally, which could result in an economic downturn that could affect the demand for our products and future revenue and operating results. Our overseas operations and businesses development, especially in Southeast Asia, have been affected due to continued travel restrictions and lock-downs in many countries in that region.

Although China has temporarily controlled the outbreak, there has been re-occurrence. For example, recent re-occurrence in Shanghai and Shenzhen, where our offices located, had caused temporary lock-down in these two cities, which affected our business operation. While vaccines for COVID-19 are being, and have been developed, there is no guarantee that any such vaccine will be effective, work as expected or be made available or will be accepted on a significant scale and in a timely manner. Furthermore, certain variants have proven to be more severe and more transmissible, especially the pandemic’s recent emergence of the Delta variant and Omicron variant, which appears to be the most transmissible variant to date and has resulted in an increase in cases globally. These or future variants of COVID-19 could also prove to be more resistant to vaccines. The impact of the Delta variant and Omicron variant cannot be predicted at this time, and could depend on numerous factors, including vaccination rates among the population, the effectiveness of COVID-19 vaccines against the Delta variant and Omicron variant, and the response by governments. The outlook for COVID-19 remains fluid and its long-term implications on our business and results of operations are uncertain. The extent to which this outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information that may emerge concerning the severity of this outbreak and future actions, if any, to contain this outbreak or treat its impact, among others. We are closely monitoring the pandemic and its impact on us.

We operate in a competitive industry. If we are unable to compete effectively, we may lose market share.

China’s financial technology services industry is highly competitive and rapidly evolving. New competitors, including affiliates of financial institutions, traditional IT companies and internet companies, are entering this market. Our competitors include companies affiliated with financial institutions that provide technology-as-a-service solutions, traditional IT and software companies that provide traditional standard and customized IT products and services, as well as internet companies that offer technology services. Our competitors may have greater brand recognition, larger customer bases or greater financial, technological or marketing resources than we do. As a result, our competitors may be able to respond more quickly and effectively to new or changing opportunities, technologies, standards or customer requirements, and they may be able to better adapt to significant changes in regulatory and industry environments. Competition may also result in continued pricing pressures, which may lead to price reductions for our solutions, and may adversely affect our profitability and market share. In addition, we may face competition from our customers, who may develop their own solutions internally after they have gained experience and expertise through their use of our solutions. If we are unable to successfully compete in the financial technology services industry, our business, financial condition and results of operations may be materially and adversely affected.

The technologies we use may contain undetected errors, which could result in customer dissatisfaction, damage to our reputation and loss of customers.

The solutions we offer are built on huge stacks of data, so we adopt sophisticated and innovative technologies to address our operating needs, predict operating patterns and help make decisions in terms of business strategies and implementation plans. We aim to make our operations and our solutions more streamlined, automated and cost-effective by using advanced technologies including AI, blockchain, cloud and security and the application of these technologies in our solutions is still under development. We may encounter technical obstacles, and we may discover problems that prevent our technologies from operating properly, which could adversely affect our information infrastructure and other aspects of our business where our technologies are applied. If our solutions do not function reliably or fail to achieve our customers’ or their end-customers’ expectations in terms of performance, we may lose existing customers or fail to attract new ones, which may damage our reputation and adversely affect our business.

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

Failure to comply with existing or future laws and regulations related to data security, data protection, cyber security or personal information protection could lead to liabilities, administrative penalties and other regulatory actions, which could negatively affect our operating results and business.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of data worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in virtually every jurisdiction in which we operate have implemented and are considering a number of legislative and regulatory proposals concerning personal information protection.

In recent years, the PRC government has tightened the regulation of the data collection, storage, sharing, use, disclosure and protection, including personal information and user data, particularly personal information obtained through individuals’ use of websites and online services. Relevant PRC laws and regulations require internet service providers and other network operators, among other things, to clearly state the authorized purpose, methods and scope of the collection and usage of data and obtain the consent of users for the processing of this data, as well as to establish user information protection systems with remedial measures. For example, Regulation for the Administration of Credit Investigation Industry, which was enacted by the State Council and became effective in March 2013, provides the definition of credit investigation business and imposes licensing requirements for conducting credit investigation business. The Administrative Measures of Credit Investigation issued by the PBOC took effective on January 1, 2022, which stipulate a broad definition of credit information to include all types of information in connection with the provision of services in financial or other activities to assess credit of individuals or enterprises. According to this measure, such information may include individual’s or enterprise’s identity, address, transportation, communication, indebtedness, property, payment, consumption, production and operation, fulfillment of legal obligations and other information, as well as the analysis and evaluation based on such information. Although there are substantial uncertainties as to the interpretation and application of such measures, since our business involves collecting, saving or processing such information, we may be deemed to be collecting and processing credit information of individuals and enterprises, and may be required to obtain credit data collection licenses and complete filing formalities. As of the date of this annual report, we have not been subject to any penalties under PRC laws related to credit investigation.

To further regulate data processing activities, safeguarding data and cyber security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, the Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed, and prohibits any individual or entity in China from providing data stored in China to foreign judicial or law enforcement departments without the approval of competent authorities in China. Moreover, on August 20, 2021, the Standing Committee of the National People’s Congress issued the Personal Information Protection Law of the People’s Republic of China, which took effect on November 1, 2021, which further details the general rules and principles on personal information processing and further increases the potential liability of personal information processor. Given that the Personal Information Protection Law is relatively new and evolving, it is uncertain how they will be interpreted or enforced.

On October 29, 2021, the CAC, published the Draft Measures for the Security Assessment of Outbound Data (Draft for Comments), pursuant to which data processors would be required to conduct security assessment when they transfer important data or personal information that needs to be assessed, which are collected and generated during their operation within the territory of China outside of China. As of the date of this annual report, the draft measures have not yet promulgated into law. We cannot predict the impact of the above draft measures, if any, at this stage.

On November 14, 2021, the CAC, published the Regulations on Cyber Data Security Management (Draft for Comments), or the Draft Regulations on Cyber Data Security Management, which specifies that data processor who seeks to list in Hong Kong, which affects or may affect the national security, should apply for cybersecurity review. As of the date of this annual report, the draft measures have not yet promulgated into law. On December 28, 2021, the CAC and other twelve government authorities, published the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which further stipulates that an online platform operator who possesses personal information of more than one million users and is seeking for listing in a foreign country will be subject to the cybersecurity review as well. Moreover, critical information infrastructure operators, or the CIIOs, that purchase internet products and services, or online platform operators that carry out data processing activities that affect or may affect national security, must be subject to the cybersecurity review. As advised by our PRC legal counsel, although several PRC laws and regulations have provided the definition of “critical information infrastructure,” the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the identification of any specific critical information infrastructure is subject to industry-specific identification rules promulgated by relevant regulators and the notice from the relevant regulators. In addition, neither the Draft Regulations on Cyber Data Security Management nor the Cybersecurity Review Measures provides further explanation or interpretation for “listing in a foreign country” or the scope of activities of data processing that “affects or may affect national security.” If our proposed listing or business activities are deemed to “affect or may affect national security,” we may be required to apply for cybersecurity review, but there can be no assurance that we will be able to obtain approval from the regulatory authorities in a timely manner, or at all. The PRC government authorities have wide discretion in the interpretation and enforcement of these laws.

Furthermore, on February 10, 2022, the MIIT released the Administrative Measures for Data Security in Industry and Information Technology Sectors (Trial) (Draft for Comments), or the Draft Data Security Measures. The measures would apply to data management in certain industries, including telecommunication sectors, where certain data we process is generated from. The Draft Data Security Measures set out three categories of data: ordinary data, important data and core data. The processing of important data and core data is subject to certain filing and reporting obligations. In addition, sharing important data and core data with an overseas party is subject to a special review and approval process.

We have seen a similar trend of tightened regulation on data security in other jurisdictions. For example, in May 2018, a new data protection regime, the European Union’s General Data Protection Regulation, or the GDPR, became applicable; the GDPR can apply to the processing of personal data by companies outside of the European Union, including where the processing of personal data relates to the offering of goods and services to, or monitoring the behavior of, individuals in the European Union. The GDPR and data protection laws in other jurisdictions may apply to our processing of personal data in the future. The application of these laws to our business would impose on us more stringent compliance requirements with more significant penalties for non-compliance than PRC data protection laws and regulations, and our compliance with such requirements could require significant resources and result in substantial costs, which may materially and adversely affect our business, financial condition, results of operations and prospects.

We collect, process and store significant amounts of personal information concerning our customers and their end-customers, as well as personal information pertaining to our business partners and employees. Compliance with applicable personal information and data security laws and regulations is a rigorous and time-intensive process. As global data protection laws and regulations increase in number and complexity, we cannot assure you that our data protection systems will be considered sufficient under all applicable laws and regulations due to factors including the uncertainty of the interpretation and implementation of these laws and regulations. Furthermore, we cannot assure you that the end-customer information that we process for our customers and the information we receive from our third-party data partners are obtained and transmitted to us in full compliance with relevant laws and regulations by our customer and third-party data partners. Moreover, there could be new laws, regulations or industry standards that require us to change our business practices and privacy policies, and we may also be required to put in place additional mechanisms ensuring compliance with new data protection laws, all of which may increase our costs and materially harm our business, prospects, financial condition and results of operations. Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental entities, individuals or others. These proceedings or actions could also result in the delayed or halted processing of personal information that we need to undertake to carry on our business.

Breach of our security measures or those of our third-party cloud computing platform provider, or other third-party service providers, may result in our data, IT systems, and services being perceived as not being secure.

Our solutions involve the storage and transmission of our customers and their end-customers’ proprietary and other personal sensitive information, including financial information and other personally identifiable information. Our security measures may be breached as a result of efforts by individuals or groups of hackers and sophisticated organizations. Our security measures could also be compromised by employee error or malfeasance, which could result in someone obtaining unauthorized access to, or denying authorized access to, our IT systems, our customers’ data or our data, including our intellectual property and other confidential business information.

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

A security breach could expose us to a risk of loss or inappropriate use of proprietary and personal sensitive information, or the denial of access to this data. A security breach could also result in a loss of confidence in the security of our services, damage our reputation, negatively impact our future sales, disrupt our business and lead to legal liability. Finally, the detection, prevention and remediation of known or potential security vulnerabilities, including those arising from third-party hardware or software, may result in additional direct and indirect costs, for example, we may be required to purchase additional infrastructure or our remediation efforts may degrade the performance of our solutions.

In the event of a system outage and physical data loss, the performance of our platform, services and solutions would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform, services and solutions and the technology infrastructure that underlies them are critical to our operations and reputation and our ability to retain and attract customers. Our offering platform is integrated with Gamma FinCloud. Our operation depends on its ability to protect our system against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or other attempts to harm their systems, including criminal acts and similar events. If there is a lapse in service or damage to Gamma FinCloud, we could experience interruptions and delays in our service and may incur additional expenses in arranging new facilities.

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

We cannot be certain that our operations or any aspects of our business do not or would not infringe upon or otherwise violate patents, copyrights, trademarks or other intellectual property rights held by third parties. We in the future may be subject to penalties, legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our solutions, services or other aspects of our business. There could also be intellectual properties that we are not aware of that our solutions or services may inadvertently infringe. As of December 31, 2021, we had submitted 4,127 patent applications in China and 1,525 in other countries or regions. There can be no assurance that our patent or other intellectual property applications will be approved, that any issued patents or other intellectual property rights would adequately protect our intellectual property, or that such patents or other intellectual properties would not be challenged by third parties or found by competent authority to be invalid or unenforceable.

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

Registering, managing and enforcing intellectual property rights in the PRC is often difficult. Statutory laws and regulations may not be applied consistently due to the lack of clear interpretation guidance. We have filed registration applications for certain trademarks and other intellectual properties that we use in our operations, including the logo for our website and mobile apps. However, third parties may file applications to register the same or similar trademarks that we are applying for. In addition, third parties may object our registration applications, and the relevant trademark authority may not rule in our favor in such disputes. If our applications are rejected by the relevant trademark authority, we may be prohibited from using those trademarks, including the logo for our website and mobile apps in our business operations and we may need to change the logo of our website and mobile apps, which may have an adverse effect on our business and operations. Moreover, we have pledged and may further pledge some of our intellectual properties to third parties, which may limit our use or dispose of such intellectual properties.

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

We expect to continue to rely on these third parties to supplement our capabilities for a significant period of time. Therefore, in order to conduct our business, we need all of these parties to function in an accurate and timely manner. However, we cannot assure you that these third parties will provide their support properly or in a cost-effective manner or the third party-supplied data we rely on will be complete, accurate or reliable. In the event of problems with any of these third party providers, transitioning to a new provider may disrupt our business and increase our cost. In addition, we cannot assure you that we would be able to find suitable replacement suppliers on commercially reasonable terms or timely basis.

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

The implementation and testing of our solutions by our customers typically lasts from one to four months or longer, and unexpected implementation delays and difficulties can occur. Implementing our solutions typically requires us to integrate our solutions with our customers’ and third-parties’ systems. This can be complex, time consuming and expensive for our customers and can result in delays in implementing and deploying our solutions. Failures to meet our customers’ expectations for implementing our solutions could damage our relationships with customers or even result in a loss of customers. The consequences of these types of failures could include us having to grant monetary credits for current or future service engagements, reduced fees for additional product sales, or a customer’s refusal to pay their contractually-obligated license, maintenance or service fees. In addition, time-consuming implementations may also increase the quantity of staff we must allocate to each customer, thereby increasing our costs and adversely affecting our business, results of operations and financial condition.

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

We may require additional cash resources due to operating loss or the growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing is subject to uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity in the international capital and lending markets, and PRC governmental regulations over foreign investment and our industry. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that any financing we need would be available in a timely manner or in amounts or on terms favorable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity and have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders. These newly issued securities may have rights, preferences or privileges senior to those of our existing shareholders.

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

In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by central banks and financial authorities in some of the world’s leading economies, including the European Union, the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and escalations in the tensions between the United States and China starting from 2018, which could have a material adverse impact on the Chinese economy. In addition, the United Kingdom held a referendum on June 23, 2016 on its membership in the European Union, in which a majority of voters in the United Kingdom voted to exit the European Union (commonly referred to as “Brexit”). On January 31, 2020, the United Kingdom ceased to be a member of the European Union. The effects of Brexit remains uncertain. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets. Furthermore, political instability in the Korean Peninsula, a slump in commodity prices, uncertainty over interest rates in the United States and the outbreak of novel coronavirus have also resulted in instability and volatility in the capital markets. More recently, the stock markets around the world have experienced extreme volatility, in reaction to the COVID-19 outbreak and governments’ responses thereto, including the recent rate reductions by the Federal Reserve. Furthermore, eruptions of regional tensions, such as the ongoing military conflict involving Ukraine and Russia, and the related sanctions against Russia have resulted in major economic shocks worldwide and substantial volatility across global financial markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Our performance depends on key management and personnel, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our management and key personnel, especially our technology talent. If we lose the services of any member of management or other key personnel, we may not be able to locate suitable or qualified replacements, and we may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth, therefore materially and adversely affecting our business, financial condition, results of operations and prospects. Furthermore, disputes with management and key personnel may affect our reputation and divert management’s attention and disrupt our business. In addition, although we have entered into confidentiality and noncompetition agreements with our management and key technology personnel, there is no assurance that any member of our management team and technology personnel will not join our competitors or form a competing business. If any dispute arises between our current or former personnel and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China, and we may not be able to enforce them at all. There have been changes in our senior manager and directors in 2020 and 2021, including the change of chief executive officer and chief financial officer. The ramifications of these recent changes, including public perception that our future direction, strategy or leadership is uncertain, and the costs and expenses and diversion of our management’s attention from our business related thereto could affect our business, prospects, financial condition and results of operations.

The wide range and diversity of the solutions we provide may require us to hire and retain a wide range of experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels, as we expand our business and operations. Competition for talent in China’s financial technology industry is intense, and the availability of suitable and qualified candidates is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. The decrease in the value of our compensation, in particular value in our share incentives, may cause our offer less competitive in the market and lead to the loss of key personnel. In addition, even if we were to offer higher compensation and other benefits, there can be no assurance that these individuals would choose to join, or continue working for us.

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

We primarily operate in China, but have been pursuing and will continue to pursue international strategies, primarily in Hong Kong, Southeast Asia and Abu Dhabi. International expansion or cross-border provision of our solutions may expose us to additional risks, including:

●Changing global environment, including changes in U.S. and international diplomatic relationships and trade policies;

●	Challenges associated with relying on local partners in markets that are not as familiar to us, including joint venture partners to help us establish our business;
●Difficulties managing operations in new regions, including complying with the various regulatory and legal requirements;
●Different approval or licensing requirements;
●Recruiting sufficient suitable personnel in new markets;
●Challenges in providing services and solutions as well as support in these new markets;
●Challenges in attracting business partners and customers;
●Potential adverse tax consequences;
●Foreign exchange losses;
●	Limited protection for intellectual property rights;
●	Inability to effectively enforce contractual or legal rights;
●	Compliance by us and our business partners with anti-corruption laws, import and export control laws, including the Catalogue of Technologies Prohibited or Restricted by China from Export, tariffs, trade barriers, economic sanctions and other regulatory limitations or perceptions on our ability to provide our solutions in certain international markets;
●	International travel restriction and temporary lock-down due to COVID-19 in many countries, including in Southeast Asia, where some of our international operations are conducted; and
●Local political, regulatory and economic instability or wars, civil unrest and terrorist incidents.

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

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report with SEC, which contains the management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2021 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act, which can significantly divert our management’s attention from operating our business.

If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.

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

Our information technology systems support all phases of our operations and are an essential part of our technology infrastructure, and the robust reliability of our platform is one of our competitive strengths that we rely on to attract and retain customers. If our systems fail to perform, we could experience disruptions in operations, slower response times or decreased customer satisfaction. We must process, record and monitor a large number of transactions, and our operations are highly dependent on the integrity of our technology systems and our ability to make timely enhancements and additions to our systems. System interruptions, errors or downtime can result from a variety of causes, including unexpected interruptions to the internet infrastructure, technological failures, changes to our systems, changes in customer usage patterns, linkages with third-party systems and power failures. Our systems are also vulnerable to disruptions from human error, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, denial of service attacks, computer viruses or cyber-attacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, events impacting our key business partners and vendors, and other similar events.

While we have in the past experienced network interruptions, which did not have a material adverse impact on us, our internet-based business depends on the performance and reliability of the internet infrastructure. We cannot assure you that the internet infrastructure we depend on will remain sufficiently reliable for our needs. Any failure to maintain the performance, reliability, security or availability of our network infrastructure may cause significant damage to our ability to attract and retain customers. Major risks involving our network infrastructure include:

●breakdowns or system failures resulting in a prolonged shutdown of our servers;
●disruption or failure in the national backbone networks in China and the other markets where we operate, which would make it impossible for customers to access our solutions;
●damage from natural disasters or other catastrophic events such as typhoons, volcanic eruptions, earthquakes, floods;
●telecommunications failures, or other similar events; and
●any infection by or spread of computer viruses or other system failures.

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

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses and negatively impact our results of operations.

We adopted a Stock Incentive Plan in November 2017, which was amended and restated in September 2019 and September 2020 to provide additional incentives to eligible participants. As of February 28, 2022, the aggregate number of underlying ordinary shares pursuant to the outstanding options granted under the Stock Incentive Plan was 29,464,112 ordinary shares. For the years ended December 31, 2019 and 2020 and 2021, we incurred equity-settled share-based payment expenses of RMB76.4 million, RMB89.7 million, and RMB25.4 million (US$4.0 million), respectively. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel, and we will continue to grant share-based compensation to our employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may not have sufficient insurance coverage to cover our business risks.

We maintain insurance to cover our potential exposure for a number of claims and losses. However, our insurance coverage may be inadequate or unavailable to protect us fully, and we may not be able to acquire any coverage for certain types of risks such as business liability or service disruptions, and our coverage may not be adequate to compensate us for all losses that may occur, particularly with respect to loss of business or operations. For example, we do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. There can be no assurance that our insurance coverage will be sufficient to prevent us from any loss or that we will be able to successfully claim our losses on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the amount of compensation we receive is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We face risks related to natural disasters, health epidemics, civil and social disruption and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power losses, telecommunications failures, break-ins, wars, riots, terrorist attacks, strikes, civil or social disruption or similar events may give rise to server or service interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affect our ability to provide our solutions. Our business could also be adversely affected by the effects of Ebola virus disease, Zika virus disease, various forms of influenza, Severe Acute Respiratory Syndrome, or SARS, COVID-19, or other epidemics.

Our business, results of operations, financial conditions and prospects could also be adversely affected to the extent that any natural disasters, health epidemics, civil and social disruption and other outbreaks harm the Chinese economy in general.

Risks Relating to Our Corporate Structure

We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs with which we have maintained contractual arrangements.

We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs and their subsidiaries with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our VIEs and their subsidiaries in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the validity and enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a group.

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these laws or regulations or their interpretations change, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information, internet data center services and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, with respect to the accessibility of telecommunications services subject to China’s commitment to the entry into WTO, foreign investors are generally not allowed to own more than 50% of the equity interest in a value-added telecommunication service provider (subject to certain exceptions relating to certain businesses, including e-commerce businesses domestic multi-party communication service businesses, and data collection and transmission service businesses), and any such major foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version), which became effective on January 1, 2022, or the 2021 Negative List, the Administrative Rules on Foreign-Invested Telecommunication Enterprises newly amended in 2016, and other applicable laws and regulations. In addition, China’s commitment to the entry into WTO does not include internet data center business pursuant to the Protocol on the Accession of the PRC, effective on December 10, 2001.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and OneConnect Technology Services Co., Ltd. (Shenzhen), or Shenzhen OneConnect Technology, and Zhang Tong Shun, our PRC subsidiaries, are considered foreign-invested enterprises. Therefore, neither we nor our foreign-invested enterprises are currently eligible to apply for the required licenses for providing such value-added telecommunication services or conducting other businesses that foreign-owned companies are prohibited or restricted from conducting in China. To comply with PRC laws and regulations and regulatory requirements, we conduct substantially all of our business in the PRC through Shenzhen OneConnect and Shenzhen CA, our VIEs, and their respective subsidiaries, based on contractual arrangements entered into among Shenzhen OneConnect Technology or Zhang Tong Shun, the VIEs, their respective shareholders and subsidiaries. We conduct our operations in China through our PRC subsidiaries and our VIEs and their subsidiaries, with which we maintained these contractual arrangements. Investors in our ordinary shares or the ADSs are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership of our VIEs.

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

Our PRC counsel, Haiwen & Partners, is of the opinion that (i) the ownership structure of Shenzhen OneConnect Technology or Zhang Tong Shun and our VIEs does not violate applicable PRC laws and regulations currently in effect, and (ii) except for (a) certain clauses regarding the remedies or reliefs that may be awarded by an arbitration tribunal and the power of courts to grant interim remedies in support of the arbitration and liquidation arrangements of our VIEs, their respective subsidiaries and/or shareholders, and (b) the circumstance where, in respect of the contractual arrangements binding Shenzhen CA, the minority shareholders of Shenzhen CA which are not parties to the contractual arrangements may not have the requisite power and authority to execute, deliver or perform the written confirmation in relation to the contractual arrangements binding Shenzhen CA or may not obey such confirmation, the contractual arrangements are valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect. However, there can be no assurance that the PRC government authorities will take a view that is not contrary to or otherwise different from the opinion of our PRC counsel stated above. There is also the possibility that the PRC government authorities may adopt new laws, regulations and interpretations that may invalidate the contractual arrangements. On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Offshore Securities Offering and Listing by Domestic Enterprises (Draft for Comments) and the Administrative Measures for the Filing of Offshore Securities Offering and Listing by Domestic Enterprises (Draft for Comments), collectively, the Draft Offshore Listing Regulations. Meanwhile, the CSRC confirmed that on the premise of abiding relevant laws and regulations, the enterprises with contractual arrangements that meet the compliance requirements may go public overseas after filing with the CSRC. However, there is no further explanation on the compliance requirements. If the Draft Offshore Regulations become effective, we may need to obtain regulatory opinions regarding the compliance of our contractual arrangements and there can be no assurance that we will be able to satisfy regulatory requirements and obtain such regulatory opinions. Failure to satisfy such requirements could have a material adverse effect on us, our contractual arrangements. If the PRC government determines that we are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including MOFCOM, the MIIT, and the State Cryptography Administration, or the SCA, would have broad discretion in dealing with such violations or failures, including, but not limited to:

●revoking our business and operating licenses;
●discontinuing or restricting our operations;
●imposing fines or confiscating any of our income that they deem to have been obtained through illegal operations;
●imposing conditions or requirements with which we or Shenzhen OneConnect Technology or Zhang Tong Shun and our VIEs, may not be able to comply;
●requiring us or Shenzhen OneConnect Technology or Zhang Tong Shun and our VIEs to restructure the relevant ownership structure or operations;
●restricting or prohibiting our use of the proceeds from our public offerings or other of our financing activities to finance the business and operations of our VIEs and their subsidiaries; or
●taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations. In addition, if the PRC governmental authorities find our legal structure and contractual arrangements to be in violation of PRC laws and regulations, it is unclear what impact these actions would have on us and on our ability to consolidate the financial results of our VIEs and their subsidiaries in our historical financial information. If any of these penalties results in our inability to direct the activities of our VIEs and their subsidiaries and such a penalty significantly impacts their economic performance and/or our failure to receive economic benefits from our VIEs and their subsidiaries, we may not be able to consolidate our VIEs and their subsidiaries into our historical financial information in accordance with IFRS. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct a significant part of our operations.

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

Currently, we do not have arrangements to address potential conflicts of interest between shareholders of the VIEs may encounter, on the one hand, and beneficial owners of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive equity purchase option agreements to cause them to transfer all of their equity ownership in the VIEs to a

PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of the VIEs a provided under the power of attorney agreements, directly appoint new directors of the VIEs. We rely on the shareholders of the VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

In addition, Shenzhen Zhengxin E-commerce Co., Ltd. and Shenzhen Digital Certificates Certification Center Co., Ltd., or the Shenzhen CA Minority Shareholders, which collectively hold approximately 0.1% equity interest in Shenzhen CA, are not parties to the contractual arrangements with Zhang Tong Shun. Although the Shenzhen CA Minority Shareholders have confirmed in writing that they have given consent to the contractual arrangements being binding Shenzhen CA and have undertaken that they would take all necessary actions to facilitate the enforcement of the contractual arrangements, there can be no assurance that the Shenzhen CA Minority Shareholders, as the state controlled companies, have all requisite power and authority to make such confirmation or consent or they will be able to perform their obligations under such confirmation. If the relevant authority deems the confirmation or consent invalid or challenges the enforceability of such confirmation or consent, or if the Shenzhen CA Minority Shareholders fail to obtain all requisite power and authority or fail to perform their obligations, we may not be able to enforce the contractual arrangements, which could adversely affect our ability to conduct our business.

If we exercise the option to acquire equity interest and assets of the VIEs, this equity interest or asset transfer may subject us to certain limitations and substantial costs.

Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, promulgated by the State Council in December 2001, as amended in February 2016, foreign investors are not allowed to hold more than 50% of the equity interest of any company providing value-added telecommunications services. In addition, the main foreign investor who invests in a value-added telecommunications business in the PRC must have prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas, or the Qualification Requirements. Currently no applicable PRC laws or regulations provides clear guidance or interpretation on these requirements. Although we have taken measures to meet the Qualification Requirements, we still face the risk of not satisfying the requirement promptly. If PRC laws change to allow foreign investors to invest in value-added telecommunications enterprises in the PRC, we may be unable to unwind our contractual arrangements with Shenzhen OneConnect and other VIEs, its subsidiaries and shareholders or if we unwind the contractual arrangements before we are able to comply with the Qualification Requirements, we may be ineligible to operate our value-added telecommunication enterprises and may be forced to suspend operations, which could materially and adversely affect our business, financial condition and results of operations.

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

Our holding company in the Cayman Islands, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, the business, financial condition, and results of operations of our VIEs and our company as a group. Depending on future developments under the new Foreign Investment Law, we could be required to unwind the contractual arrangements and/or dispose of our VIEs, which would have a material and adverse effect on our business, financial conditions and result of operations. If our company no longer has a sustainable business after an unwinding or disposal or when such requirements are not complied with, the U.S. Securities and Exchange Commission, or the SEC, and/or NYSE may take enforcement actions against us, which may have a material adverse effect on the trading of our ADSs or even result in delisting our company.

There may be a potential impact to our company if our contractual arrangements with our VIEs, their respective subsidiaries and shareholders are not treated as domestic investment.

If the operation of our businesses conducted through our VIEs is subject to any restrictions pursuant to the 2021 Negative List or any successor regulations, and the contractual arrangements are not treated as domestic investment, the contractual arrangements may be regarded as invalid and illegal. If this were to occur, we would not be able to operate the relevant businesses through the contractual arrangements and would lose our rights to receive the economic benefits of the VIEs. As a result, we would no longer consolidate the financial results of the VIEs into our financial results and we would have to derecognize their assets and liabilities according to the relevant accounting standards. If we do not receive any compensation, we would recognize an investment loss as a result of such derecognition.

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

The majority of our operations are in China, one of the world’s largest emerging markets. In light of our operations in an emerging market, we are subject to risks and uncertainties including fluctuations in GDP, unfavorable or unpredictable treatment in relation to tax matters, expropriation of private assets, exchange controls, restrictions affecting our ability to make cross-border transfer of funds, regulatory proceedings, inflation, currency fluctuations or the absence of, or unexpected changes in, regulations and unforeseeable operational risks. In addition, our business, prospects, financial condition and results of operations may be significantly influenced by political, economic and social conditions in China and Hong Kong generally and by continued economic growth in China and Hong Kong.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures that focus on taking into account market forces to effect economic reform and aimed at reducing the state ownership of productive assets and establishing improved corporate governance in business enterprises, a substantial portion of China’s productive assets are still owned by the government. In addition, the PRC government continues to play a significant role in regulating development through industrial policies. The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. The PRC government also exercises significant control over China’s economic growth through its allocation of resources, control of payment of foreign currency-denominated obligations, monetary policy, and preferential treatment for particular industries or companies. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer ADSs and ordinary shares to our investors, and could cause the value of our ADSs and ordinary shares to significantly decline or become worthless.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures, which may benefit the overall Chinese economy, may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, the PRC government has from time to time implemented certain measures, including interest rate changes, to control the pace of economic growth. These measures may cause decreased economic activity in China. In July 2021, the Chinese government provided new guidance on China-based companies raising capital outside of China, including through arrangements called variable interest entities. Since 2012, the Chinese economy has slowed down. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 6.1% in 2019, which slowed to 2.3% in 2020. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, as well as the relationship between the United States and certain Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. Any adverse changes in economic conditions in China and Hong Kong, in the policies of the government or in the laws and regulations in China and Hong Kong could have a material adverse effect on the overall economic growth of China and Hong Kong. Such developments could adversely affect our business and operating results, leading to reduction in demand for our services and solutions and adversely affect our competitive position. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China and Hong Kong could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations.

If relations between China and the United States deteriorate, our business, financial condition, and results of operations could be adversely affected.

Our operations may be negatively affected by any deterioration in the political and economic relations among countries and sanctions and export controls administered by the government authorities in the countries in which we operate, and other geopolitical challenges, including, but not limited to, economic and labor conditions, increased duties, taxes and other costs and political instability. Margins on sales of our products and services in certain countries and on sales of products that include components obtained from certain foreign suppliers could be materially and adversely affected by international trade regulations, including duties, tariffs and antidumping penalties. For example, the U.S. government imposed economic and trade sanctions directly or indirectly affecting China-based technology companies. Such laws and regulations are likely subject to frequent changes, and their interpretation and enforcement involves substantial uncertainties, which may be heightened by national security concerns or driven by political and/or other factors that are out of our control. Therefore such restrictions, and similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions in the future, may be difficult or costly to comply with and may materially and adversely affect our and our technology partners’ abilities to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations.

Any increase in the use of export control restrictions and sanctions to certain countries and entities or any expansion of the extraterritorial jurisdiction of export control laws could impact our ability to supply customers of affected countries, geographies and entities. The U.S. and various other governments have also imposed controls, licensing requirements and restrictions on the import or export of technologies and products that fall within U.S. jurisdiction. In particular, in recent years the U.S. has placed certain entities, including a number of entities in China, on the U.S. Department of Commerce Bureau of Industry Standard’s Entity List, or the Entity

List, which imposes licensing requirement for exports or transfers of items on lists of controlled items maintained by the U.S. government, and the List of Chinese Military-Industrial Complex Companies. Though our core technology is developed in China, and even if our operations are not directly targeted by any such complete or partial ban, we may face higher costs and expenses in our supply chain if any of our suppliers or customers are adversely affected by any sanctions. We may thus be adversely affected by export control measures and our business, financial condition and results of operation may suffer as a result.

In addition, the SEC has issued statements primarily focused on companies with significant China-based operations, such as us. For example, on July 30, 2021, Gary Gensler, Chairman of the SEC, issued a Statement on Investor Protection Related to Recent Developments in China, pursuant to which Chairman Gensler stated that he has asked the SEC staff to engage in targeted additional reviews of filings for companies with significant China-based operations. The statement also addressed risks inherent in companies with VIE structures. It is possible that the our periodic reports and other filings with the SEC may be subject to enhanced review by the SEC and this additional scrutiny could affect our ability to effectively raise capital in the United States.

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

Most of our operations are conducted in the PRC through our PRC subsidiaries and VIEs, and are governed by PRC laws, rules and regulations. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which prior court decisions have limited value as precedents. Our PRC subsidiaries and our VIEs are subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, their interpretation is not always consistent and their enforcement involves uncertainties.

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

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our potential violation of these policies and rules. In addition, any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China for the past decades. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

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

We only have contractual control over the entities that own the domain name of our website and mobile apps. We do not directly own the website and mobile apps due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services and internet data center services. This indirect control significantly disrupts our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

In addition, on February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day, aiming at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. The Guideline intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related merchants and service providers on online platforms, i.e. unfairly locking in exclusive agreements with merchants and targeting specific customers with unreasonable big-data driven tailored pricing through their online behavior to eliminate or limit market competition. As of the date of this annual report, we have not been subject to any regulatory actions or investigations in connection with anti-monopoly. However, as the Guideline is newly enacted, there remains uncertainties as to how the Guideline will be implemented, and we cannot assure you that the governmental authorities will not take an opposite opinion. Any failure or perceived failure by us to comply with the Guideline and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

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

The approval of, filing with, or consent from, the CSRC, CAC or other PRC government authorities may be required in connection with our future offshore listing under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC or other PRC government authorities. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines, rectification, suspension of operations, revocation of qualification or business license and other penalties, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision of offshore listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based offshore-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Offshore Securities Offering and Listing by Domestic Enterprises (Draft for Comments) and the Administrative Measures for the Filing of Offshore Securities Offering and Listing by Domestic Enterprises (Draft for Comments), collectively, the Draft Offshore Listing Regulations, which regulate offshore securities offering and listing activities by domestic companies in direct or indirect form. The Draft Offshore Listing Regulations, if adopted in their current form, will comprehensively improve and reform the existing regulatory regime for offshore offering and listing of PRC domestic companies’ securities. Pursuant to such regulations, domestic enterprises which issue securities or list offshore will be required to complete filing procedures with and report to the CSRC. The CSRC requires the domestic enterprises to submit regulatory opinions, filing or approval documents or security assessment opinions issued by relevant authorities, as applicable, in this required filing. Certain offshore offerings and listings are explicitly forbidden, including those that are prohibited by specific laws and regulations, constitute threat to or endanger national security, involve material ownership disputes on shareholding, main assets, core technology or other aspects as well as those issuers whose PRC companies, controlling shareholder or actual controller are involved in certain criminal offence, material non-compliance or investigation, or directors, supervisors and senior management are involved in certain criminal offence, administrative penalties or investigation. As of the date of this annual report, the Draft Offshore Listing Regulations were released for public comments and the final version and effective date of such regulations are subject to change with substantial uncertainty. Pursuant to the Draft Offshore Listing Regulations, failure to complete the filing procedures with the CSRC may result in fines, suspension of operation, cancellation of business license or relevant qualifications and other penalties. As such, we cannot assure you that additional requirements relating to approval, filing, or consent from the CSRC or other regulatory authorities or other procedures will not be imposed on us, in connection with our further offerings of securities. Nor can we assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us.

On November 14, 2021, the CAC published the Draft Administration Regulations on Cyber Data Security, which reiterates that a cybersecurity review will be imposed on the data processor who process personal information of one million or more users and apply for foreign listing. The cybersecurity review requirements would not apply to data processors who intend to list in Hong Kong unless the listing has or may have an impact on national security. As advised by our PRC legal counsel, the Draft Administration Regulations on Cyber Data Security were released for public comment only, and their provisions and anticipated adoption or effective date may be subject to change and thus their interpretation and implementation remain substantially uncertain. On December 28, 2021, the CAC, jointly with other 12 governmental authorities, promulgated the revised Measures for Cybersecurity Review, which among others, stipulate that an online platform operator with personal information of over one million users that intends to apply for foreign listing must be subject to the cybersecurity review. We cannot predict the impact of the Measures for Cybersecurity Review and the Draft Administration Regulations on Cyber Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. In addition, if we become subject to cybersecurity inspection and/or review by the CAC or other PRC authorities or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to significant fines or other penalties, which could materially and adversely affect our business, financial condition and results of operations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted offshore and/or foreign investment in companies having operations in China, such as us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. If it is determined in the future that approval from the CSRC, CAC or other regulatory authorities or other procedures are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC, CAC or other PRC regulatory authorities for failure to seek approval for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our Shares and ADSs. The CSRC, CAC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, CAC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the Shares and ADSs. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC government authorities.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory authorities in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions, have established complex procedures and requirements that restrict merger and acquisition activities by foreign investors. For example, an overseas company established or controlled by PRC enterprises or residents needs to obtain approval from MOFCOM before it acquires an affiliated domestic company. Moreover, the Anti- Monopoly Law requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines on Platform Economy, which specifically requests operators to report to the anti-monopoly law enforcement authority prior to undertaking any concentration in the field of platform economics. In April 2021, the SAMR, together with certain other PRC government authorities convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to strictly comply with relevant laws and regulations and be subject to public supervision. In addition, many internet companies are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR has stated it will organize and conduct inspections on the companies’ rectification results. If any of these companies are found to conduct illegal activities, more severe penalties are expected to be imposed on them in accordance with the laws. As the Anti-Monopoly Guidelines for Internet Platforms was newly promulgated, we are unable to estimate its specific impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. On August 17, 2021, the SAMR published the Provisions on Banning Unfair Competition Acts on the Internet (Revised Draft for Comments), which emphasizes that operators should not use data, algorithms or other technical information or means to influence users’ choices, hijack traffic or disrupt the operations of website products and services provided by other operators. As this regulation was recently promulgated and has not yet taken effect, we are currently unable to estimate its specific impact on our business, results of operations and prospects. Any failure or perceived failure by us to comply such regulations and authorities’ requirements may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The security review rules issued by MOFCOM, which became effective in March 2011, specify that certain mergers and acquisitions by foreign investors, for example those that raise “national defense and security” concerns or through which foreign investors may acquire de facto control over domestic enterprises and therefore raise “national security” concerns, are subject to its review. Furthermore, the Measures for the Security Review of Foreign Investment, or the Measures, which was jointly released by the NDRC and the Ministry of Commerce and became effective on January 18, 2021, clarify the authority and procedures for the national security review. According the Measures, foreign investors or their related parties in China, who engage in any foreign investment with national security concerns, shall make applications to the relevant office in advance for national security review. Those rules prohibit any activities attempting to bypass security review, for example by structuring a transaction through a proxy or contractual control arrangements. We may grow our business by acquiring other financial technology service providers. Complying with the requirements of the regulations described above and other relevant rules to complete these transactions could be time-consuming, and any required approval or filing processes, including obtaining approval from or filing with MOFCOM or its local counterparts and obtaining approval from or reporting to the anti-monopoly law enforcement authority, may delay or inhibit our ability to complete these transactions, which could affect our ability to expand our business or maintain our market share. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merger or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by MOFCOM. The application and interpretations of M&A Rules are still uncertain, and there is possibility that the relevant PRC regulators may promulgate new rules or explanations requiring that we obtain approval of MOFCOM for our completed or ongoing mergers and acquisitions. There is no assurance that we can obtain MOFCOM approval for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such MOFCOM approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs.

The conversion of RMB into foreign currencies, including Hong Kong dollars and U.S. dollars, is based on rates set by the People’s Bank of China. The value of the Renminbi against the U.S. dollar, Hong Kong dollars and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. It is difficult to predict how market forces or government policies may impact the exchange rate between the RMB and the Hong Kong dollars, the U.S. dollar or other currencies in the future. We cannot assure you that RMB will not appreciate or depreciate significantly in value against the Hong Kong dollars and the U.S. dollar in the future With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar or Hong Kong dollar in the future. It is also difficult to predict how market forces or PRC or U.S. government policies may affect the exchange rate between the Renminbi and the U.S. dollar in the future.

Substantially all of our revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars or Hong Kong dollars we receive from our public offerings or other capital markets transactions or borrowings outside China into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars or Hong Kong dollar for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or Hong Kong dollars against the Renminbi would have a negative effect on the U.S. dollar or Hong Kong dollars amount available to us.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our public offerings to make loans or additional capital contributions to our subsidiaries and our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries or VIEs, either as a loan or as an increase in registered capital, are subject to approval by or registration with the relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the approval of MOFCOM or its local branch, or reporting to the SAMR or its local competent branch, and registration with other governmental authorities in China. In addition, (i) any foreign loan procured by our PRC subsidiaries or VIEs is required to be registered with SAFE, or its local branches, and (ii) each of our PRC subsidiaries may not procure loans that exceed the difference between its registered capital and its total investment amount or twice of the amount of its respective net assets. Any medium or long-term loan to be provided by us to our VIEs must be recorded and registered by the National Development and Reform Committee, or the NDRC, and SAFE or its local branches. We may not be able to complete these recordings or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us directly to our PRC subsidiaries. If we fail to complete these recordings, filings or registrations, our ability to use the proceeds of our public offerings and to capitalize our PRC subsidiaries may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capital of foreign-invested enterprises. It allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi funds converted from their foreign exchange capital for expenditure beyond their business scopes. On June 9, 2016, SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using the Renminbi funds converted from their foreign exchange capital for expenditure beyond their business scope, as well as investments in securities or any investments other than in banks’ principal-secured products. These circulars also continue to prohibit foreign-invested enterprises from providing loans to non-affiliated enterprises or constructing or purchasing real estate that is not for self-use, except for real estate enterprises. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in China the net proceeds from our initial public offering, which may adversely affect our business, financial condition and results of operations. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28. The SAFE Circular 28 provides that non-investment foreign-invested entities may use foreign exchange capital or Renminbi funds converted from the foreign exchange capital to make equity investments, provided that such investments should be in compliance with the 2021 Negative List and other relevant PRC laws and regulations. However, there are substantial uncertainties of the further implementation of SAFE Circular 28.

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

Although substantially all of our business operations are in China, it is unclear whether the dividends we pay with respect to our ADSs, or the gains realized from the transfer of our ADSs, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-resident investors, the value of your investment in our ADSs may be materially and adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under these tax treaties or arrangements.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or SAFE Circular 7, replacing the previous rules issued by SAFE in March 2007. SAFE Circular 7 and other relevant rules and regulations require PRC residents who participate in a stock incentive plan in an overseas publicly tradable company to register with SAFE or its local branches and complete certain other procedures. Participants in a stock incentive plan who are PRC residents must retain a qualified PRC agent to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. In addition, the PRC agent must amend the SAFE registration with respect to the plan within three months if there is any material change to the stock incentive plan, the PRC agent, or the overseas entrusted institution, or if there are any other material changes in the plan. In addition, SAFE Circular 37 stipulates that PRC residents who participate in a share incentive plan of an overseas non-publicly tradable special purpose company must register with SAFE or its local branches before they exercise the share options. We and our PRC employees who have been granted share options and restricted shares are subject to these regulations. Failure of our PRC share option holders or restricted shareholders to complete their SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business.

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

As of the date of this annual report, the lessors of certain of our leased properties in China had failed to provide us with their ownership certificate or sublease consents granted by the landlords. If the lessors or the leased properties do not have the requisite rights to lease the relevant properties, these lease agreements may be deemed to be invalid, and as a result, we may be required to vacate the relevant properties. In this event, our business may be adversely affected. PRC state-owned lands may only be used in accordance with the approved usage registered on the ownership certificate for these lands. If such lands are being used in ways that are inconsistent with these approved usages, PRC land administration authorities may order the lessor to return the land use right and may impose penalties on the lessor. Additionally, under applicable PRC laws, construction companies must act in accordance with the applicable land use rights. The actual usage of some of our PRC leased properties may not be consistent with the approved usage for the corresponding land. Under PRC law, landlords must complete registration procedures and obtain approval from competent PRC land administration authorities and pay land transfer fees before they lease certain kinds of stated-owned lands. However, as of the date of this annual report, not all of our landlords had provided us with those approvals and payment documents, and there is a risk that those landlords may not have completed these procedures. If we were challenged by competent authorities or third parties on these types of issues, we may have to vacate the relevant properties, which will interrupt our business operations.

In addition, under PRC laws, all lease agreements must be registered with the local housing authorities. As of the date of this annual report, not all landlords of the premises we lease have completed their registration of ownership rights or the registration of our leases. Failure to complete these registrations may expose us to potential monetary fines.

Failure to pay the social insurance and housing provident funds for any on behalf of our employees in accordance with the Labor Contract Law or comply with other PRC regulations may have an adverse impact on our financial conditions and results of operation.

PRC companies are required to pay for their employees’ social insurance (in most cases including pension insurance, unemployment insurance, medical insurance, work-related injury insurance and maternity insurance) and housing funds in amounts equal to certain percentage of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time at locations where they operate their business. According to the applicable PRC laws and regulations, we need to register with the relevant authorities to make full contributions for social insurance and housing funds for our employees, and this obligation cannot be delegated to any third party.

Our contributions for some of our employees to the social insurance and housing funds may not have been in compliance with relevant PRC laws and regulations. For example, we have not registered with the relevant governmental authority to make social insurance and housing funds contributions, and we have engaged third-party human resources agencies to pay on our behalf for some of our employees.

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

As the interpretation and implementation of labor laws and regulations are still evolving, we cannot assure you that our employment practice policy would at all times be deemed as in full compliance with labor-related laws and regulations in the PRC, which might subject us to labor disputes or governmental investigations, which might adversely affect our financial condition and operation.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws, and the ability of U.S. or other foreign authorities to bring actions or conduct investigations or collect evidence in China may also be limited.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our senior executive officers reside in China for a significant portion of the time and many of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside China. It may also be difficult for you to enforce in the United States or elsewhere outside China or judgments obtained in the United States or other courts outside China based on the civil liability provisions of the United States federal securities laws against us and our officers and directors who reside and whose assets are located outside the United States and other foreign laws. There is also uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of the United States courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

A judgment of a court of another jurisdiction may be reciprocally recognized or enforced if the jurisdiction has a treaty with China or if judgments of the PRC courts have been recognized before in that jurisdiction, subject to the satisfaction of other requirements. However, China does not have treaties providing for the reciprocal enforcement of judgments of courts with the United States. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or other courts outside China. In addition, the SEC, the U.S. Department of Justice and other U.S. or foreign authorities may also have difficulties in bringing and enforcing actions, conducting investigations or collecting evidence against us or our directors or executive officers in China. For example, under the newly amended Securities Law of the PRC, which became effective on March 1, 2020, overseas securities regulatory authorities are prohibited from conducting direct investigations or evidence collection activities within the territories of the PRC, and Chinese entities and individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. Uncertainty remains with respect to how this regulation will be interpreted, implemented or applied by the CSRC or other relevant government authorities. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in China.

Recent litigation and negative publicity surrounding China-based companies listed in the United States, including us, may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices for these companies. Various equity-focus research organizations have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. We have been and may continue to become the target of various allegations or complaints. As disclosed in the press release issued by us on August 31, 2021, we were target of an anonymous whistleblower complaint containing multiple allegations against us, which among others, include an allegation that our audited financial statements contain material misstatements. Our audit committee immediately took action by initiating an internal investigation of the allegations. Though our audit committee has concluded that the findings from the internal investigation do not substantiate the allegations as disclosed in the press release issued by us on November 15, 2021, the complaint diverted our management’s time and resources. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC laws, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries, our VIEs, and their subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries, our VIEs, and their subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries, our VIEs, or their subsidiaries, we or our PRC subsidiaries, our VIEs, and their subsidiaries would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

The PCAOB is currently unable to inspect our auditor for U.S. reporting purpose in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor for U.S. reporting purpose, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor for U.S. reporting purpose is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares and ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be delisted and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCA Act, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The U.S. Holding Foreign Companies Accountable Act, was enacted into law on December 18, 2020. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years (beginning with those we are to file in 2022), the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including the NYSE, or in the over-the-counter trading market in the U.S. The process for implementing trading prohibitions pursuant to the HFCA Acts will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a non-U.S. government, or the Relevant Jurisdiction. The first such list was included in a release by the PCAOB on December 16, 2021, or the PCAOB December 2021 Release, and our auditor for our US financial reporting purposes was included on that list. The SEC will review annual reports filed with it in 2022 to determine if the auditor used for such reports was so identified by the PCAOB, and such issuers will be designated as “Commission Identified Issuers” on a list to be published by the SEC. If an issuer is a Commission Identified Issuer for three consecutive years (which will be determined after the third such annual report), the SEC will issue an order that will implement the trading prohibitions described above.

Unless we are able to retain a PCAOB-registered auditor subject to PCAOB inspection and investigation, we would expect that a trading prohibition for our ADSs could be issued shortly after the filing of our annual report on Form 20-F for 2023, which would be due on April 30, 2024. Given that all PCAOB-registered firms in China were included on the list in the PCAOB December 2021 Release, our ability to retain an auditor subject to PCAOB inspection and investigation will depend on the relevant U.S. and PRC regulators reaching an agreement to permit these inspections and investigations. The PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections of the PCAOB-registered audit firms that audit Chinese companies that trade on U.S. exchanges. However, in the PCAOB December 2021 Release, the PCAOB identified problems in implementing these agreements and a lack of cooperation. Accordingly, we can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.

If our ADSs are subject to a trading prohibition under the HFCA Act, the price of our ADSs may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our ADSs when you wish to do so. Furthermore, if we are able to maintain a listing of our shares on another non-U.S. exchange, investors owning our ADSs may have to take additional steps to engage in transactions on that exchange, including converting ADSs into another listed shares and establishing non-U.S. brokerage accounts.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act, or the Final Amendments, which also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements will apply beginning with annual reports on Form 20-F to be filed in 2023 for Commission Identified Issuers named in the prior year. Because our auditor for US financial reporting purposes was included in the list in the PCAOB December 2021 Release, we expect to have to comply with these disclosure requirements in our annual report on Form 20-F for 2022 to be filed in 2023. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure on auditor name and location, disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s article’s include a charter of the CCP, including the text of such charter. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCA Act.

The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period our ADSs may be prohibited from over-the-counter trading or delisted as indicated in the HFCA Act. If this bill were enacted, our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.

In June 2021, the United States Senate passed a bill that would amend the HFCA Act to accelerate the imposition of trading prohibitions once an issuer is identified from three years to two years, and a companion bill was introduced in the U.S. House of Representatives on December 14, 2021. In February, 2022, the U.S. House of Representatives passed the America Competes Act of 2022, which includes the same amendments as the bill passed by the Senate. However, the America Competes Act includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate needs to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed. If the bill amending the HFCA Act is approved by both houses of Congress and signed by the President, our securities could be subject to a trading prohibition following our filing of our annual report on Form 20-F for 2022, which will be due on May 1, 2023.

Proceedings instituted by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms in China, including our independent PCAOB-registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain other PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the initial administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and to audit US-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be affected. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to our delisting from the NYSE, deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

In the event that the SEC restarts the administrative proceedings described above, depending upon the final outcome, listed companies in the United States with major China-based operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Relating to Our ADSs

The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on the NYSE on December 13, 2019 to the date of this annual report, the trading price of our ADSs has ranged from US$0.99 to US$26.99 per ADS. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the Hong Kong and United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●macro-economic conditions in China;
●variations in our revenues, earnings and cash flow;
●announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●announcements of new services and expansions by us or our competitors;
●changes in financial estimates by securities analysts;
●detrimental adverse publicity about us, our services or our industry;
●additions or departures of key personnel;
●allegations of a lack of effective internal control over financial reporting, inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers;
●release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●potential litigation or regulatory investigations.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of February 28, 2022, we had 1,169,980,653 ordinary shares issued and outstanding including 438,040,170 ordinary shares represented by ADSs. Our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining outstanding ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares and ADSs.

We adopted a Stock Incentive Plan in November 2017, which was amended and restated in September 2019 and September 2020, under which we have the discretion to grant options, performance share units or other share-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Management—Share Incentive Plan.” We have registered under the Securities Act all ordinary shares that we may issue under this Stock Incentive Plan and these ordinary shares can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates. If we or our existing shareholders sell, or are perceived as intending to sell a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. Any sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. In addition, any ordinary shares that we issue under our Stock Incentive Plan would dilute the percentage ownership held by public investors.

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

Certain of our existing shareholders hold a substantial number of our shares. As of February 28, 2022, Rong Chang Limited, Sen Rong Limited and Bo Yu Limited each held 32.3%, 16.07% and 30.18% of our ordinary shares, based on the number of shares reported in their respective beneficial ownership filings. These shareholders, and our directors and officers have, and will continue to have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions.

In addition, our directors, officers, and principal shareholders may take actions that are not in the best interest of us or our other shareholders. The concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. These actions may be taken even if they are opposed by shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

There is a significant risk that we could be classified as a passive foreign investment company for U.S. federal income tax purposes for the current or a future taxable year, which could subject U.S. investors in our ADSs or ordinary shares to significant adverse U.S. federal income tax consequences.

A non-U.S. corporation will be a “passive foreign investment company”, or PFIC, if, in any particular year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) the percentage of the value of its assets that is attributable to assets that produce or are held for the production of passive income (generally determined on the basis of a quarterly average) is at least 50% (the “asset test”). Because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, and because the treatment of our VIEs for U.S. federal income tax purposes is not entirely clear, it is possible that we may be a PFIC for the current or a future year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs generally may cause us to become a PFIC, and, more specifically, the recent decline in the price of our stock significantly increases the likelihood that we would be treated as a PFIC for the current year.

If we are a PFIC for any taxable year, a U.S. Holder (defined as a beneficial owner of our ordinary shares or ADSs that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such ordinary shares or ADSs) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder for all subsequent years during which such U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on Internal Revenue Service Form 8621.

A U.S. Holder may be able to avoid the unfavorable rules described above by electing to mark its ADSs to market, provided the ADSs are treated as “marketable stock.” The ADSs generally will be treated as marketable stock if the ADSs are “regularly traded” on a “qualified exchange or other market” (which includes the New York Stock Exchange). It should be noted that only the ADSs, and not the ordinary shares, are listed on the New York Stock Exchange. Consequently, a U.S. Holder that holds ordinary shares that are not represented by ADSs may not be eligible to make a mark-to-market election in respect of those ordinary shares. Further, a U.S. Holder generally cannot make a mark-to-market election with respect to the stock of any subsidiary PFIC. Accordingly, if we are a PFIC for any year that a U.S. Holder holds our shares or ADSs, a mark-to-market election may not be available to mitigate adverse tax consequences in respect of any subsidiary of ours that is treated as a PFIC.

U.S. Holders are strongly urged to consult their own tax advisors regarding our potential classification as a PFIC and regarding the U.S. federal income tax consequences of acquiring, holding, and disposing of our ordinary shares or ADSs if we are so classified, including the advisability of making a “mark-to-market” election, if available. For more details, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our Board of Directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares or ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

The provisions of our articles of association may encourage potential acquirers to negotiate with us and allow our board of directors the opportunity to consider alternative proposals in the interest of maximizing shareholder value. However, these provisions may also discourage acquisition proposals or delay or prevent a change in control that could be beneficial to holders of our ordinary shares and ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company with limited liability incorporated in the Cayman Islands, and conduct a substantial portion of our business and operations through our subsidiaries in China, the world’s largest emerging market. Our corporate affairs are governed by our Articles of Association and by the Cayman Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States and Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States and Hong Kong, and provides significantly less protection to investors. For example, shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States or the courts of Hong Kong. Furthermore, our Articles of Association are specific to us and include certain provisions that may be different from common practices in Hong Kong, such as the absence of requirements that the appointment, removal and remuneration of auditors must be approved by a majority of our shareholders.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we follow our home country practices and rely on certain exemptions provided by the Corporate Governance Rules of the NYSE to a foreign private issuer, including exemptions from the requirements to have:

●	majority of independent directors on our board of directors;
●	only independent directors being involved in the selection of director nominees and determination of executive officer compensation; and
●	regularly scheduled executive sessions of independent directors.

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or principal shareholders than they would as public shareholders of a company incorporated in the United States or Hong Kong.

Your investment in our ADSs may be impacted if we are encouraged to issue CDRs in the future.

PRC government authorities have issued new rules that allow PRC technology companies listed outside China to list on the stock market through the creation of Chinese Depositary Receipts, or CDRs. However, as the CDR mechanism is newly established, there are substantial uncertainties in the interpretation and implementation of these rules. We might consider and be encouraged by the evolving PRC governmental policies to issue CDRs and allow investors to trade our CDRs on PRC stock exchanges in the future. However, there are uncertainties as to whether a pursuit of CDRs in China would bring positive or negative impact on your investment in our ADSs.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

Our ADSs are transferable on the books of the Depositary. However, the Depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the Depositary are closed, or at any time if we or the Depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Techniques employed by short sellers may drive down the market price of our ADSs.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States or Hong Kong upon these individuals, or to bring an action against us or against these individuals in the United States or Hong Kong in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments) or in the courts of Hong Kong, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law or from the Hong Kong courts under Hong Kong law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay the enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year with the SEC. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We currently prepare our financial statements in accordance with IFRS as issued by the IASB. We are not required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The voting rights of holders of our ADSs are limited by the terms of the deposit agreement, and holders of ADSs may not be able to exercise their right to direct the voting of the underlying ordinary shares which are represented by their ADSs.

Holders of our ADSs will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. They will only be able to exercise the voting rights which attach to the underlying ordinary shares which are represented by their ADSs indirectly by giving voting instructions to the Depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, they may vote only by giving voting instructions to the Depositary, as the holders of the underlying ordinary shares which are represented by their ADSs. Upon receipt of voting instruction of holders of ADSs, the Depositary will endeavor to vote the underlying ordinary shares in accordance with their instructions in the event voting is by poll, and in accordance with instructions received from a majority of holders of ADSs who provide instructions in the event voting is by show of hands. The Depositary will not join in demanding a vote by poll. Holders of ADSs will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holders of such shares prior to the record date for the general meeting. Under our currently effective memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven (7) days. When a general meeting is convened, holders of ADSs may not receive sufficient advance notice to enable you to withdraw the underlying shares which are represented by their ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow them to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent holders of ADSs from withdrawing the underlying shares which are represented by your ADSs and becoming the registered holders of such shares prior to the record date, so that holders of ADSs would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify holders of ADSs of the upcoming vote and to deliver our voting materials to them. We cannot assure holders of ADSs that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the underlying shares which are represented by their ADSs. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out the voting instructions of holders of ADSs. This means that holders of ADSs may not be able to exercise their right to direct the voting of the underlying shares which are represented by their ADSs, and holders of ADSs may have no legal remedy if the underlying shares are not voted as they requested.

The rights of our ADSs holders to pursue claims against the Depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without their consent.

Under the deposit agreement, any action or proceeding against or involving the Depositary brought by holders of ADSs, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby or by virtue of owning the ADSs (including any such action or proceeding that may arise under the Securities Act or Exchange Act) may only be instituted in a state or federal court in New York, New York, and holders of our ADSs, will have irrevocably waived any objection which they may have to the laying of venue of any such proceeding, and irrevocably submitted to the non-exclusive jurisdiction of such courts in any such action or proceeding. As a result, a holder of our ADSs may not initiate legal proceedings against or involving the Depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, in any jurisdictions outside of a state or federal court in New York, New York, while proceedings against holders of ADSs may be initiated in a state or federal court in New York, New York or other jurisdictions. In addition, the depositary may, in its sole discretion, require that any claim, dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement; provided however, to the extent there are specific federal securities law violation aspects to any claims brought by holders of ADSs against us and/or the Depositary, the federal securities law violation aspects of such claims may, at the option of holders of ADSs, remain in state or federal court in New York, New York and all other aspects, claims, and/or proceedings brought by holders of ADSs against us and/or the Depositary, including those brought along with, or in addition to, federal securities law violation claims, may still be referred to arbitration by the Depositary in accordance with the deposit agreement. The arbitration provisions in the deposit agreement do not preclude holders of ADSs from pursuing claims under federal securities laws in federal courts. Also, we may amend or terminate the deposit agreement without the consent of the holder of ADSs. If holders of ADSs continue to hold their ADSs after an amendment to the deposit agreement, they agree to be bound by the deposit agreement as amended.

The Depositary for our ADSs will give us a discretionary proxy to vote our shares underlying the ADSs if holders of these ADSs do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect the interests of the holders of our ordinary shares and ADSs.

Under the deposit agreement for the ADSs, if holders of ADSs do not vote, the depositary will give us a discretionary proxy to vote the shares underlying their ADSs on any matter at a shareholders’ meeting if:

●	we have timely provided the Depositary with notice of meeting and related voting materials;
●	we have instructed the Depositary that we wish a discretionary proxy to be given;
●	we have informed the Depositary that there is no substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would not have a material adverse impact on shareholders; and
●	the Depositary has received an opinion of counsel in form and substance satisfactory to the Depositary.

The effect of this discretionary proxy is that if holders of ADSs do not vote at shareholders’ meetings, holders of ADSs cannot prevent our shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our shares are not subject to this discretionary proxy. In addition, in the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the Depositary will refrain from voting and the voting instructions received by the Depositary from holders shall lapse.

Holders of ADSs may not receive dividends or other distributions on our shares and holders may not receive any value for them, if it is illegal or impractical to make them available to them.

The Depositary of our ADSs has agreed to pay holders of our ADSs the cash dividends or other distributions it or the custodian receives on shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of shares their ADSs represent. However, the Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The Depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the Depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that holders of ADSs may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to holders of ADSs. These restrictions may cause a material decline in the value of our ADSs.

The right holders of ADSs to participate in any future rights offerings may be limited, which may cause dilution to their holdings of our ADS.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to holders of ADSs in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the Depositary will not make rights available to holders of ADSs unless both the rights and the underlying securities to be distributed to holders of ADS are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, holders of ADSs may be unable to participate in our rights offerings in the future and may experience dilution in their holdings.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a leading technology-as-a-service platform for financial institutions in China. We established our initial operations as the financial technology solution arm of Ping An Group. Since the end of 2015, we started to operate as a separate company in Ping An Group until November 29, 2017, when we ceased to be consolidated with Ping An Group.

Our legal and commercial name is OneConnect Financial Technology Co., Ltd. Our principal executive offices are located at 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, People’s Republic of China. Our telephone number at this address is +(852) 3757-9718. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is http://www.oneconnectft.com/en/. The information contained on our website is not a part of this annual report. SEC also maintains an internet site (http://www.sec.gov), which contains reports, proxy and information statements, and other information regarding us that file electronically with the SEC.

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

B. Business Overview

We are a leading technology-as-a-service provider for the financial services industry in China with an expanding global presence. Our technology solutions address the significant technology spending need by financial institutions that seek to expedite digital transformation and ensure sustainability. We believe “technology + business” is our key competitive advantage and a driving force of how we continue to win and engage with our customers. By integrating extensive financial industry expertise with market-leading technology, we simplify the digitalization process of our customers by not only providing proven solutions, but also enabling our customers to apply technologies in complex business scenarios. This process enables our customers to improve efficiency, enhance service quality, reduce costs and mitigate risks. Our broad, high quality and growing customer base included 100% of large and joint-stock banks, 98% of city commercial banks, 63% of property and casualty insurance companies and 49% of life insurance companies in China, as of December 31, 2021.

Our integrated technology solutions span digital retail banking, digital commercial banking, and digital insurance segments with comprehensive solutions, encompassing sales management, risk management and operation support services within each segment. We have also built and operate a proprietary Gamma Platform, which is a technology infrastructural platform for financial institutions. With more than 1,000 modules and 4,200 APIs from IaaS to SaaS, our product and service offerings can be deployed either on an integrated basis to deliver full-stack end-to-end solutions or on an incremental basis to quickly respond to customer requirements.

Our emphasis on technology and innovation permeates all facets of our business. We were initially incubated within Ping An Group, which has historically been ahead of the curve globally in terms of technological innovation among financial service groups. Our technology has been internationally recognized, having cumulatively received 62 international awards for our technology as of the same date. Our 2,050 research and development-related employees, which are the driving force of our leading innovation, represented 53.4% of our total staff in 2021. We have been highly active in innovating across AI, blockchain, cloud, secure infrastructure and other forms of technology.

Our business has grown rapidly since our establishment in December 2015. Our revenue increased by 24.8% from RMB3,312.3 million in 2020 to RMB4,132.4 million (US$648.5 million) in 2021. Our revenue from third-party customers increased by 11.7% from RMB1,242.2 million in 2020 to RMB1,387.6 million (US$217.7 million) in 2020. Our net loss decreased from RMB1,414.1 million in 2020 to RMB1.330.5 million (US$208.8 million) in 2021. Our net loss as a percentage of total revenue decreased from 42.7% in 2020 to 32.2% in 2021.

Value Proposition

Many financial institutions struggle to maintain a balance between topline growth and profitability. We address this pain point directly by providing solutions that allow our customers to improve efficiency, enhance service quality, reduce costs and mitigate risks.

●	Improve Efficiency: Our solutions enable financial institutions to understand their customer needs and tailor their sales efforts to improve productivity. For example, our AI-empowered sales force management tool enables financial institutions’ sales representatives to engage with their customers through social media, and to provide anytime-anywhere service with AI-assisted phone calls and text messages.
●	Enhance Service Quality: Our solutions help financial institutions improve their services significantly and consequently generate incremental revenue. For example, our AI-based intelligent fast claim solution allows insurers to inspect car accidents, identify potential fraud and determine damage amounts swiftly and accurately, which, as a result, significantly accelerate the claim process.
●	Reduce Costs: Our solutions help financial institutions reduce costs and optimize efficiency by eliminating manual operations through automation and digitalization. For example, we provide financial institutions with a chatbot application, which can receive phone calls and respond to text messages from their customers in a human-like way. This allows our customers to deploy their valuable human resources more effectively.
●	Mitigate Risks: Our solutions enable financial institutions to automate their credit assessment process and manage risk more effectively. For example, our retail risk management solution provides financial institutions with tools to detect fraud, conduct credit analytics and assist in decision-making, post-loan monitoring and collection.

Revenue Model

Our revenue model is primarily transaction-based, where we primarily charge our financial institution customers based on the transaction volume generated using our solutions or other usage criteria. In 2020 and 2021, 74.2% and 81.4% of our revenue, respectively, was transaction-based revenue from technology solutions. We monetize a variety of transaction types such as loans processed, claims made and API calls requested. This revenue model allows us to grow with our customers as their businesses utilize and benefit from our solutions, which further incentivizes us to create additional, more integrated solutions to fit their broader business needs, and ultimately forms a highly resilient, long-term business partnership. The rest of our revenue is generated from implementation services, where we charge one-time upfront implementation fees upon completion of the installation of our solutions.

Our Solutions

We integrate extensive financial services expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. Our integrated solutions span the digital retail banking, digital commercial banking, and digital insurance segments. We have also built a Gamma Platform, which is a technology infrastructure platform for financial institutions. Our solutions enable our customers’ digital transformations, which help them improve efficiency, enhance service quality, reduce costs and mitigate risks. With more than 4,200 APIs, 1,000 modules and 45 solutions from IaaS to SaaS, our solution offerings can be deployed on an integrated basis to deliver full-stack end-to-end solutions or on an incremental-basis to respond quickly to customer requirements.

Starting from 2021, we upgraded our product structure from single-module products to more comprehensive and integrated solutions. The matrix below sets forth the solutions we currently offer across the financial services industry segments we serve.

Digital Retail Banking

Our solutions for the digital retail banking segment enable our customers in the financial services industry to better manage their retail business. Through our intelligent operation solution, we help our customers to conduct customer relationship management, product development and daily operation management in an effective manner. With our intelligent risk management solution, customers can better mitigate credit risks and reduce costs through more accurate risk assessment and various types of process automation.

Intelligent Operation

Our intelligent operation solution portfolio includes the following offerings:

AI Banker App provides our financial institution customers with technology support for retail customer acquisition and relationship management. It enables financial institutions to expand their retail customer base and better interact with them. In addition, financial institutions can strengthen their relationships with existing customers and acquire new customers with the help of data analytics models to profile customers using over 30 multidimensional tags, including financial status, social relationships and online behavior. It also helps relationship managers of the financial institutions interact with their customers more effectively through online and offline channels, including social media platforms, in-branch interactions and AI-assisted telephone communications. For example, our app provides relationship managers with ready-made marketing templates with one-click. It also allows bank managers to monitor the work of relationship managers.

We also have a retail banking middle platform, which includes a data analysis portal and a marketing support portal. This middle platform is highly adaptable and can be easily incorporated into our customers’ in-house systems to help them monitor business performance and marketing efficiency. With a large number and variety transactions every second, banks need sophisticated tools to help them distill massive amounts of unstructured data to analyze performance and monitor profitability. Our data analysis portal is designed to address these needs, providing a dashboard which can be catered to the requirements of different personnel in different departments and positions. Our retail banking marketing portal allows banks to make more informed marketing decisions and conduct targeted marketing effectively. Leveraging our big data capacity, the portal provides customer profiling and behavior path analysis, which provide comprehensive guidance for product recommendation, activity planning, cross marketing and scenario marketing. This portal also enables our customers to track the performance and progress of their marketing campaigns.

Our wealth management platform empowers wealth management businesses of financial institutions. Through this platform, financial institutions can develop holistic wealth management capabilities to offer tailored services and products portfolios catered to their end-customers’ wealth management needs, allowing them to serve a wide range of customers, from mass customers to high-net worth private banking customers. For example, the portfolios we design for mass customers primarily focus on wealth preservation and customary online services, while portfolios for high-net worth private banking customers also include family trust and overseas investments with online and offline private consultation services. Our intelligent  chatbot  can  help  wealth  managers  conduct  know-your-customer  procedures, portfolio recommendation, asset allocation and sales and marketing, which promotes their remote servicing capabilities. We also provide consultation services to financial institutions for their wealth management businesses and assist them in building and training their wealth management teams.

Our customer incentive and management platform allows financial institutions to design, provide and manage tailored reward programs and other benefits to their end-customers based on different real-life scenarios and user habits, which increases their user stickiness. As of December 31, 2021, there were over 3,000 brands and over 820,000 SKUs on this platform, covering goods, coupons, complementary services and other types rewards and benefits to help our customers meet different end users’ needs. The platform also enables financial institutions to conveniently generate report with key indicators to track issued rewards and benefits on a real-time basis for better end customer profiling and precision marketing, therefore increasing their operational efficiency.

Intelligent Risk Management

Our end-to-end intelligent risk management solution integrates the entire product risk management process from loan origination to post-lending performance for financial institutions’ loan products. Built on a distributed system architecture with over 100 components, this platform can be adopted on an integrated basis or an incremental basis by components. This solution helps financial institutions shorten product and system implementation cycle, reduce costs and improve operational efficiency.

We help financial institutions connect with high quality data sources. We also provide tailored risk assessment models for loan application, customer behavior, post-loan management and loan collection, and over ten risk management strategies covering channel management, loan application, post-loan monitoring, and collection to digitalize loan business.

Our intelligent risk management solution incorporates over ten cutting-edge technologies including facial recognition, OCR, big data and machine learning to help financial institutions digitalize and streamline their loan businesses, improve their credit analytics, reduce delinquency risk and enhance post-lending performance. For example, during loan application, our anti-fraud tools module detects and blocks fraud using our anti-fraud algorithms, device fingerprinting tools, and blacklist databases, and generate outputs as a reference for financial institutions’ credit assessment process. Our intelligent risk management solution also helps financial institutions consolidate third-party business channels for easy and standardized access. By connecting and synergizing the financial institutions’ internal resource with third-party business channels, our solution enables financial institutions to rapidly establish and grow their loan business.

Digital Commercial Banking

We provide digital commercial banking solutions that enable financial institutions to better serve their corporate customers. These solutions integrate an intelligent service platform for relationship managers, an intelligent product development platform for easy-to-configure lending products and an AI-empowered intelligent risk management platform. We also provide services platforms for government agencies and regulators to facilitate SME financing that leverage proprietary data across specific scenarios such as cross-border trades and supply chain finance.

Commercial-Banking-as-a-Service

Leveraging our market-leading technology and extensive financial industry expertise, we provide a full-stack commercial-banking-as-a-service solution to financial institutions covering sales, product development and risk management. Our commercial-banking-as-a- service solution integrates an intelligent service platform, an intelligent product development platform and an intelligent risk management platform.

Our intelligent service platform connects financial institutions’ relationship managers with third party channels and resources. It helps financial institutions digitalize and streamline their customer development, product referral and customer relationship management processes, thus allowing financial institutions to improve their customers’ experience while significantly reducing their operation costs.

Our intelligent product development platform allows financial institutions to shorten their product development cycle, increase speed to market, and facilitate their management of product portfolio. For example, with our know-your-business product, which provides detailed analysis of an enterprise, financial institutions can design a variety of tailored products and services for their SMEs customers based on their risk preference and profitability requirement. This platform also allows financial institutions to tailor modules and product development processes based on their needs.

Our intelligent risk management platform leverages SME data from both public and private domains to help financial institutions evaluate credit and fraud risks of their SME customers. For example, our early warning platform can monitor the financial health of an SME and generate risk analysis and early warmings throughout the loan lifecycle to improve the risk management efficiency.

Smart Government and Enterprise Platforms

We have developed comprehensive digital services platforms for government agencies, which provide integrated credit services, cross-border trade services, financial services, and enterprise services that benefit various participants in the financial service ecosystem. These platforms open up the information and service channels between government agencies, financial institutions and enterprises. Leveraging our big data analytics, we can generate credit profile of enterprises based on multi-dimensional analysis and comparison of data from government agencies, financial institutions and enterprises. Together with our intelligent risk control and scoring models, we have built a multi-dimensional enterprise credit system and risk warning and publication mechanism, which assist financial institutions in improving efficiency and risk control over SMEs, enabling SMEs to access more diversified, convenient and efficient financing channels. At the same time, we provide financial institutions with services including transaction banking and small and micro inclusive business operations to help them increase their transaction volume. In addition, through big data analytics and data modelling, we assist government agencies in building smart regulation and service platforms to enhance their service capabilities and risk prevention and control capabilities and to optimize the overall business operation environment for financial institutions and enterprises.

Digital Insurance

Our solutions for the digital insurance segment digitalize the entire insurance process, helping insurance companies handle marketing, customer management and claim processing. We also provide service management platforms to participants around insurance scenarios. These products leverage leading AI technology and proven scenario insights to deliver value-added results for our customers.

Intelligent Auto Insurance Solution

Our intelligent auto insurance solution helps insurers reduce losses, fight fraudulent claims and improve service quality. This solution integrates technologies, including AI and advanced analytics, and services to automate the entire claim-processing procedure: claim submission, instant inspections and settlement, appraisal and roadside assistance, and auto parts sourcing. Financial institutions can adopt this solution as a whole or select individual modules to incorporate into their own operational system.

Our end-to-end claim system allows insurers to streamline their claim processing procedures. Using our solution, insurers can automatically direct cases to appropriate service and process based on case severity. For complex cases, our system has complete operation and hierarchical approval functions to accelerate the processing efficiency of those cases. For minor cases, with the help of remote inspection tools and AI loss assessment tools, our system provides a contactless claim settlement experience to end-customers of insurers. Our end-to-end system enables insurers to inspect and adjust claims, identify potential fraud and determine damage amounts more accurately and efficiently. We also provide services and products for assessment of auto and injury losses, as well as risk management tools and anti-fraud analytics, which provide insurers flexibility in adopting and integrating our solution.

Our fast claim function uses image recognition technology to make auto damage claim adjustments faster and more efficient. Users upload photos of damaged vehicles, and the solution will automatically identify the type and degree of loss and automatically price the claim by analyzing it against an associated database, allowing settlement of simple auto damage claims in seconds without an appraisal.

We have established a service management platform for insurers and other service providers in the auto insurance claim and service segment, covering claims services such as inspection, roadside assistance and repair, to integrate resources and digitalize all participants in the auto claim value chain. For example, insurance companies can source and manage third-party service providers for roadside assistance through this module, including monitoring the status of assistance process and applying image recognition technology to automatically verify license plate numbers and check work quality. As of December 31, 2021, we had submitted 27 roadside assistance management-related patent applications. We also provide auto parts sourcing services that use a transparent, centralized auto parts marketplace to reduce costs and fraud. Through our auto part sourcing app, auto repair shops and customers can conveniently inquire and compare pricing, procure auto parts, manage procurement, and access high-quality services from manufacturers and suppliers in one stop. Through the service management platform, we help insurance companies increase access to high-quality service provider resources, improve quality of services received, and reduce fraud risks. At the same time, we use technologies to improve the operation management efficiency of those service providers in the ecosystem, and optimize end-customer ‘s service experience. As of December 31, 2021, our service management platform had over 157,000 auto service providers, including 4S shops, auto repair shops, auto parts dealers, rescue companies, and appraisal companies.

Leveraging this solution, we are establishing an ecosystem centered around auto insurance claim and service scenarios. By connecting insurance companies, repair shops, auto part vendors, rescue service providers, original equipment manufacturers and other financial- end and business-end customers, car owners are provided with higher quality automobile- related services.

Intelligent Life Insurance Solution

Our intelligent life insurance solution helps insurers improve efficiency, risk control, and customer experience in sales, policy issuance, policy claim, and customer service.

This solution provides a one-stop management tool for the recruitment, training and business development of insurance agents, which is powered by agent profiling and AI training technologies, intelligent marketing tools and other cutting-edge technology services. We also provide quick-to-adopt applications, such as intelligent identity verification tool, that can assist insurers with risk management and achieve organizational optimization. We believe that by adopting this solution, our insurance company customers can increase the productivity and retention rate of agents, and improve the effectiveness of sales and marketing, thus driving down management cost and improving efficiency.

Our solution also provides an end-to-end core system for health insurance providers. Equipped with our intelligent automatic underwriting system, insurers can conduct online insurance business and distribute their insurance products through third party online channels within as little as five minutes. Leveraging our advanced optical character recognition technologies and medical database, our intelligent claim system and services help insurance companies digitalize and automate the entire claim process. We also offers insurance companies full support for the day-to-day management and precision management of over 30 kinds of health services by connecting insurers with various health service providers including hospitals, clinics, physical examination centers and pharmacies before, during and after diagnosis, enabling insurers to search, connect and allocate medical and health resources through internet.

Gamma Platform

We have built and operate an integrated Gamma Platform that consolidates the digital infrastructure for financial institutions in areas including core banking, AI customer service, regtech, digitalized management, open platform, blockchain and financial cloud solutions.

Gamma Smart Management

Gamma Core

Gamma Core banking system is a customer centric solution, which can be adapted for different end customer segments, including retail customers and corporate customers. Our Gamma Core banking system, as an end-to-end integrated core system for financial institutions, is built on distributed system architecture, which can be adopted on an integrated basis or on individual basis by system components. This system supports basic banking service such as deposit, loan, accounting, customer information, payment service, operation reports, e-banking statement and customer notification as well as a set of system solutions like batch scheduler, API gateway, and security facilities.

AI Customer Service

Our AI customer service uses our award-winning AI technology to assist financial institutions in improving the quality and convenience of their customer service functions, while at the same time leveraging this technology to improve efficiency and reduce headcount requirements. Our AI technology provides AI customer service applications that allow our financial institution customers across all verticals to replace their paper- and people-intensive processes and legacy infrastructure. For example, financial institutions can use our AI phone and messaging module to support them in marketing and other functions through popular Chinese social media platforms and AI-assisted telephone communications. They can use our virtual assistants module to provide online and telephone customer services, including supporting chatbots to handle customer interaction that was previously handled by call center workers. They can also use our quality assurance module to support their post-sales follow-ups, through which financial institutions verify information and obtain customer feedback.

Regtech

In the fourth quarter of 2019, we launched Regtech, our end-to-end regulatory solutions for financial regulatory authorities in China, which include a diverse suite of modules to help regulatory authorities automate and digitalize their operations. These solutions include automatic aggregation and intelligent analyses of regulatory data, automatic and customized reporting, risk monitoring and alert, and intelligent interactive communication with the public. We also expect to continue to expand the functionalities of our Regtech solutions to help financial institutions comply with regulatory requirements and improve risk management more efficiently.

Digitalized Management Platform

Our digitalized management platform helps customers replace legacy middle and back-office systems that may require large amounts of manual input with an AI-powered system that significantly reduces operational cost. Our digitalized management platform integrates Ping An Group’s extensive management experience and a wide variety of algorithms and models, and provides digital infrastructure for financial institutions to manage various aspects of their business including data management, smart operation management, comprehensive risk management (including asset and liability management), as well as accounting, personnel, and office management.

Gamma FinCloud Open Platform

In the second quarter of 2019, we launched our PaaS and IaaS platform Gamma open platform, which is designed as a one-stop shop for ready-to-integrate financial technology components that can be adopted by multiple financial institutions. The platform’s components are provided by us and other third-party financial technology service providers that meet our requirements for platform participation. For financial institutions, our Gamma open platform provides plug-and-play technologies to achieve automated, digital online operations without the need to build additional internet infrastructure. For other financial technology services providers, we offer a platform with infrastructure, technology support and customer resources, which allows them to undertake more complex and large-scale projects. We also have a financial technology product incubator, through which we offer sales and marketing, customer resources, technical coaching, and funding support.

Gamma open platform offers a visualized management dashboard for smart management and reporting. It supports better decision-making by helping customers gather, search, analyze, track, and report on isolated, unstructured data points in a customized, visualized dashboard using an interactive user-friendly interface. Empowered by our natural language processing technology, Gamma open platform supports a range of operation and helps improve decision-making in various aspects of business operations, including risk management, sales and marketing, and human resource management.

In the third quarter of 2019, we officially launched our blockchain network-as-a-service, or BNaaS, platform. Our BNaaS platform integrates our advanced cryptology technologies, blockchain technologies and financial cloud technology. Unlike more conventional systems, our cloud-based platform supports an offsite deployment model that enables our customers to quickly create their own blockchain-based networks or participate in existing networks created by others. Customers are able to use our BNaaS technology to develop applications for specific scenarios.

We launched our Gamma FinCloud in the second quarter of 2020, which provides financial institutions with value-added services on a variety of cloud infrastructures. Our Gamma FinCloud allows customers that have legacy systems which are expensive to replace to directly migrate to the cloud to maintain data in a secure and efficient setting. Our Gamma FinCloud is built in accordance with the People’s Bank of China Financial Cloud 500-plus security compliance requirements. Using this cloud service, customers can efficiently manage different types of clouds and automate and visualize their IT, operation and management processes. Our cloud service is highly scalable and can be customized and quickly combined with existing tools of our customers, allowing them to realize specific business needs. We currently have four disaster recovery centers equipped with six-level disaster tolerance in south China and east China.

Ecosystem

We have partnered with regulatory authorities and industry partners to develop a digital ecosystem open to enterprises and facilitate the growth and digitalization of the financial services industry. As of December 31, 2021, we had collaborated with 66 government agencies and regulators, 41 IT service providers and our ecosystem benefited approximately two million SMEs. Below are selected examples of our achievements and initiatives:

Enterprise services and trade services platforms to facilitate the provision of digitalized SME financing services:

●	having developed the first blockchain trade finance network project in Hong Kong for a financial regulator to enhance the transparency and efficiency of trade and financing;
●	being the first virtual bank to participate in the eTradeConnect, a project linked with trade finance platform of PBOC to provide SMEs in both Hong Kong and China with more convenient trade finance services;
●	having established the first blockchain-enabled international trade platform in Tianjin port to facilitate cross-border business service; and
●	having established a port logistics and trade blockchain platform in cooperation with a port operator for Guangdong-Hong Kong-Macao Greater Bay Area to connect participants in the port trade process, centralize and simplify logistics processes and enable smart operation, digitalization of processes and precision monitoring, as well as financial services.

We also provide digitalized services to national and regional financial regulators to improve their operation intelligence and service quality. We entered into a strategic cooperation agreement with the technology department of a national regulator to help them improve regulatory efficiency with advanced technology. We also have strategic cooperation with two top stock exchanges in China and Hong Kong. We have built intelligent supervision platforms for provincial or regional regulators in China to help them enhance their risk management ability and facilitate their services provided to the markets.

International Business

We have been actively exploring opportunities in overseas markets to replicate our success in China, mainly focused on serving major local banks and insurance companies with our advanced financial technology solutions. Since 2018, we have expanded our business overseas to 20 countries and territories, covering over 140 customers.

In Hong Kong, we were granted a virtual banking license by the Hong Kong Monetary Authority in May 2019. As of December 31, 2021, our license was one of the eight virtual bank licenses granted by the Hong Kong Monetary Authority. Our virtual bank, officially began operation in September 2020, provides diverse services, including SME banking and retail banking, with the former being the strategic focus. Upholding “Empower Your Life” as its mission, our virtual bank commits to providing seamless and reliable financial services to customers and promoting inclusive finance in Hong Kong. We are also applying for an operation permit as a credit reference agency in Hong Kong.

In Southeast Asia, we established a subsidiary in Singapore in March 2018 as our Southeast Asia headquarters and research and development center. We also launched subsidiaries in Indonesia, Malaysia and the Philippines in December 2018, October 2020, and October 2020, respectively. Our customers in Southeast Asia include both small-and-medium-sized local banks as well as larger financial institutions, including the regional top 12 financial institutions, the top 3 regional banks, and two of the world’s top ten insurance companies. We have also participated in the establishment of virtual banks in the Philippines, Bhutan and Vietnam.

In Abu Dhabi, we helped the government construct a secure and reliable digital sandbox for financial institutions and technology companies to collaborate and develop financial solutions via access to high quality APIs and architectures.

Our Technology and Infrastructure

The success of our business depends on our technology and infrastructure, which enable us to deliver innovative and effective solutions to customers in various segments of the financial industry. We had 5,652 patent applications as of December 31, 2021.

Artificial Intelligence

Our AI technology enables digital automation and reduces personnel and other expenses, while enhancing personalized service. Our AI technology is award-winning, having received 55 awards from professional and media organizations in China and abroad, including Global Innovation Awards from the Bank Administration Institution in 2018 and 2019, First Prizes in deep learning competitions hosted by Stanford University in 2018 and 2019, First Prizes in International Semantic Evaluation Competitions from Association for Computational Linguistics in 2019 and 2020, and “best data analysis technology in China (risk management)” from the Asian Banker in 2021. Our inclusive finance AI platform has been selected as one of the major projects in New Generation Artificial Intelligence program incubated by the Ministry of Science and Technology of China, and received Wu Wenjun Artificial Intelligence Science and Technology Progress Award (Enterprise Technology Innovation Project) from Chinese Association for Artificial Intelligence in 2021. As of December 31, 2021, we had submitted 1,533 AI-related patent applications in China and other countries or regions. Our key AI applications include:

●	Biometric recognition: Our voice verification technology is able to verify a speaker ‘s identity by comparing the voice against previously provided samples within milliseconds, which ensures safer and faster account access. Our voice verification technology is low-cost and user-friendly, and is able to support remote verification in apps, phone calls and customer services.
●	Natural language processing: Our natural language processing technology translates text inputs into formats that are computable by machines, enabling much faster processing and analyzing of transaction documents than human beings. This technology also supports multiple rounds of dialogue, enabling our development of chatbot for automated customer and collection services.
●	Image recognition: Underpinned by our deep-learning algorithms, we use image recognition technology to develop gesture payment applications that can replace conventional fingerprint and password checks, improving efficiency and customer experience.
●	Knowledge graph: Knowledge graphs are powerful tools we use to integrate information collected from various recognition technologies to allow users to form a holistic view on subjects of interest. For example, in our retail banking intelligent risk management solution, we can use knowledge graphs to take various factors such as macroeconomic and financial status, social life and internet activity into consideration in helping financial institutions to make more informed credit approval decisions.
●	Expert decisioning: We train AI to recognize information, learn rules and eventually replace human-based decision-making processes. We have applied advanced expert decisioning technology in modules, including intelligent fast claim, anti-fraud tools and virtual assistants, to enhance our customers’ efficiency and reduce their labor cost.

Blockchain

Blockchain is an open, distributed ledger that stores transaction data in a verifiable and immutable way, enabling parties to conduct business with each other on a single, unified system. We use our blockchain technology, built upon our proprietary, secure and strong FiMAX architecture which integrates advanced technologies including lattice-based cryptography (resistant to quantum attacks), peer-to-peer communications and smart contracts, to ensure trust, transparency and security for our customers’ transactions. Our FiMAX architecture supports enterprise-grade blockchain development in addressing the challenges that arise using different parties’ encrypted data in ways that maintain the integrity of each user ‘s encryption. Combining FiMAX’s patented crypto-controlled data-sharing algorithm and per-field encryption technologies, we believe that FiMAX is one of the first technology platforms in the industry to achieve data connectivity while retaining various users’ data encryption–features that are critical for real life applications in the financial services industry. Our FiMAX architecture is widely recognized in the industry and had won 27 technology awards between 2018 and 2021. In 2019, FiMAX won the Best Blockchain or Distributed Ledger Technology Award from the Asian Banker, and the Outstanding FinTech Achievement and the Best Application of Advanced Technology in a Product or Service from Bank Administration Institution, or BAI. In 2020, FiMAX was within the Top 30 list of the 2020 China Blockchain entities and was rewarded for its contribution to the Blockchain industry of the year by the 5th Golden Gyro Awards. In 2021 and 2022, OneConnect was named in Forbes Blockchain 50 List for two consecutive years. In 2021, OneConnect was selected as China national “energy+blockchain” pilot.

Cloud

Our proprietary Gamma FinCloud has multiple data centers across China and is constructed in comply with more than 500 standards issued by the central bank of China. Our technology has been internationally recognized. For example, our Gamma FinCloud received multiple award globally, including the IDC Real Results Award in 2020, where we were the only Chinese company selected. Building on this infrastructure, our solutions have the following key features:

●	Cloud-native flexibility: Our solutions are cloud-native, as they are all created and developed for a cloud-based environment. This approach allows our customers to focus on business agility – while we undertake their IT responsibilities. Cloud-based deployment, which does not require the installation of significant technical infrastructure, helps financial institutions, who may have limited budgets and IT capabilities, to deliver financial services that match their end-customers’ expectations for faster and more seamless digital experiences. We can also provide on-premise installations of most of our solutions for our customers if they wish to.
●	Modular software architecture: Our modular software architecture consists of separate modules that can be connected together or replaced without affecting the rest of the system. This advanced architecture gives our customers increased flexibility in adding or removing modules, and it speeds up the deployment of new capabilities, features and functionalities. Our modular software architecture is horizontally scalable, which allows our customers to easily subscribe, deploy and upgrade additional modules as their operational needs expand. Our architecture and offerings facilitate cost-effective expansion compared to on-premise solutions.
●	Reliability and availability: Our technology has built-in software and hardware redundancy. Our platform is built on distributed computing architecture so that a single point of failure does not cause the entire system to fail. Our innovative cloud won the IDC Real Results Award in 2020, as the only Chinese award winner in that year. In 2020 and 2021, major Gamma FinCloud applications, on which our applications are hosted, had an SLA exceeding 99.99%.
●	Safety: Our cloud computing service has passed the assessment in accordance with the measures jointly promulgated by the CAC, the NDRC, the MIIT and the Ministry of Finance. We have also obtained the TRUCS certification, which is an authoritative cloud computing evaluation system in China. Our Gamma FinCloud has obtained ISO20000, ISO22301, ISO27001, ISO27017 and ISO27018 certifications, certifying that we meet IT service management, business continuity management, international information security, personal information protection, and software development, operation, and maintenance quality management standards. Our Gamma FinCloud has also obtained grade 4 security protection certification, indicating that Gamma FinCloud is a secure and credible cloud service provider. We continually improve and enhance our system security through routine checks and timely upgrades.

Security

Our security architecture, implemented with the combination of fully homomorphic encryption algorithm and electronic authentication technology, provides a secure and trusted environment throughout data life cycle. Through the use of ciphertext calculation and authorization management, our secured architecture ensures data security from data storage, data transmission to data processing. This architecture also supports secured multi-party computation, data access and ownership separation, digital forensics and digital asset verification.

We believe our security architecture can help financial institutions and government agencies resolve privacy issues in data processing in their digitalization reforms, and will further promote a digitalized ecosystem which integrates data from different industries and ensure security and order in data sharing.

Our platform built on this security architecture has passed the security tests from the Ministry of Public Security of China and the National Financial IC Card Security Test Center. We also adopt security technologies such as privacy computing and federated learning to optimize the use of isolated data hubs without compromising data security and enhance compliance functions.

Research and Development

We invest significant resources in research and development—not only to support our existing business and enhance our existing solution offerings—but also to incubate new technological and business initiatives to enable us to continue to lead our competition. Our research and development capacity has been recognized by Capability Maturity Model Integration Institution as the highest maturity level – level 5. We incurred RMB956.1 million, RMB1,173.3 million, and RMB1,353.0 million (US$212.3 million) of research and development expenses in the fiscal years ended December 31, 2019, 2020 and 2021, respectively, accounting for 41.1%, 35.4%, and 32.7% of our total revenues during the same respective periods.

Our research and development expenses primarily consist of technology service fees we pay for outsourced technology services in relation to our cloud and IT infrastructure, employee benefit expenses relating to our research and development employees, and amortization of intangible assets. Our amortization of intangible asset recognized in research and development costs consists of amortization to platform and application used as the foundation to our research and development, which represent applications and platforms contributed by Ping An Group relating to research and development. Application and platform contributed by Ping An Group relating to research and development had been fully amortized by July 31, 2019.

Our experienced scientists and engineers dedicated to research and development are the source of our continued innovation. As of December 31, 2021, we had 2050 research and development employees, representing 53.4% of our total employees. Our research and development team includes data scientists, computer scientists and software engineers.

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

As of December 31, 2021, we had submitted 4,127 patent applications in China and 1,525 in other countries or regions, and owned approximately 173 registered domain names, including our official website. As of the same date, we owned 754 copyrights and 951 trademarks in various categories. In addition, we had 193 trademark applications in various categories that were pending registration. We intend to pursue additional patent and other intellectual property protections, both in China and elsewhere, to the extent we believe it would be beneficial and cost effective.

Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item.3D. — Risk Factors — Risks Related to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”

User Privacy and Data Protection

We are dedicated to data privacy protection. We have adopted policies that establish authorization mechanisms for data usage, data classification, approval procedures and access rights for confidential data. Our service agreements include terms to ensure that our customers have obtained appropriate consents from their end-customers to collect, use and disclose their data in compliance with applicable laws and regulations. When providing cloud-based targeted marketing services, we leverage our AI and other advanced data tools to develop algorithms to translate data into anonymous, transferable insights without accessing personal details. Furthermore, we adopt data encryption and firewalls to ensure the secured storage and transmission of data and prevent unauthorized access and usage of data. We also rely on our internal policies to prevent our systems from being infiltrated or our data being accessed or disclosed improperly. We limit access to sensitive data on a “need-to-know” basis according to the importance and sensitivity of data, which reduces human review and intervention in the processing of those data, to minimize the possibility of data leakage and unnecessary privacy invasion.

As the regulatory regime for data security and privacy is constantly evolving, we are watching closely on legislative developments in the data security space. We have an internal department responsible for closely monitoring and assessing the fast-and-ever-evolving legislative and regulatory environment and maintain ongoing consultation with relevant government authorities to seek guidance on the applicability and interpretation of relevant laws and regulations. We also maintain frequent communications with our legal advisors, including PRC data law specialists, to keep abreast of the latest regulatory developments and receive prompt advice on fulfilling any applicable requirements in relation to our data security and personal information protection practices. We believe with the measures we have in place, we can continually adjust our internal policies in response to new regulatory developments, update our practice of network security, data compliance and personal information protection as appropriate, and take any necessary rectification measures in a timely manner, to ensure compliance with the cybersecurity and data related laws and regulations and any other relevant measures or regulations if and when they are formally adopted and come into effect in the future.

For additional information, see the section titled “Item3D. —Risk Factors — Risks Related to Our Business and Industry — Failure to comply with existing or future laws and regulations related to data security, data protection, cyber security or personal information protection could lead to liabilities, administrative penalties and other regulatory actions, which could negatively affect our operating results and business”.

Customers

We have established significant coverage across a wide range of customers. Our financial institution customers, which mainly consist of banks and insurance companies, represented 100% of large and joint-stock banks, 98% of city commercial banks, 63% of property and casualty insurance companies and 49% of life insurance companies in China as of December 31, 2021. In addition, from our inception to December 31, 2021, we had also served 118 overseas financial institutions and 66 government agencies and regulators.

In 2019, 2020 and 2021, the number of our premium customers increased from 473 in 2019 to 594 in 2020, and further to 796 in 2021. In 2021, our premium customers included 212 premium plus customers.

Sales and Marketing

Our unique customer acquisition approach is built around our pricing model, sales team composition, and industry-specific marketing and promotion. We have strategically chosen to charge low upfront fees and use transaction-based pricing for most of our solutions to attract customers. We market our services through our sales and business development team who has extensive experience in both financial services and technology industries. Our relationship managers, leveraging their previous working experiences, usually have direct executive-level relationships with our existing and target customers. As of December 31, 2021, our sales team included 321 sales professionals, divided into four sales areas, strategically located in Beijing, Shanghai, Chengdu and Shenzhen, each strategically located to be close to our customers. We employ a variety of marketing methods to promote our brand recognition as a reliable and innovative financial technology solution provider with a proven track record. In 2020 and 2021, we hosted 19 and 46 industry major industry conferences or product releases, respectively. We are one of the key founding members of the Internet Finance Association of Small and Medium-sized Banks, an alliance of over 260 small and medium-sized bank members in China, aiming at promoting cooperation and innovation among its members.

Seasonality

Our quarterly results of operations, including the levels of our revenues, expenses, net loss or income and other key metrics, may vary significantly due to a variety of factors. In general, our third and fourth quarters have been the stronger quarters in the past, primarily due to our business model of primarily charging our financial institution customers based on the transaction volume generated on our platform or their other usage of it. Our financial institution customers tend to have higher spending with us in the second half of the year as a result of their annual budget cycles. In addition, customer transactions at financial institutions tend to peak in the fourth quarter, which in turn can cause seasonality in our revenue.

Competition

The markets in which we operate are competitive and evolving. Our primary competitors include companies affiliated with financial institutions that provide technology-as-a-service solutions, traditional technology companies that provide traditional standard and customized IT products and services, and internet companies that offer technology services. The most significant competitive factors for us are:

●	alignment with the business vision and goals of customers;
●	pricing and overall customer relationship management;
●	application features and functions;
●	ease of delivery and integration;
●	security and compliance of solutions with regulatory requirements;
●	ability to maintain, enhance and support applications and services;
●	domain expertise in financial technology;
●	ability to innovate and rapidly respond to customer needs;
●	ability to provide end-to-end solutions; and
●	brand recognition within the financial services industry.

Our Relationship with Ping An Group

We began in December 2015 as the financial technology solution arm of Ping An Group. Ping An Group is incorporated under the laws of China, with its shares listed on both the Shanghai Stock Exchange and the Hong Kong Stock Exchange. Established over 30 years ago, Ping An Group holds a full suite of financial services licenses and its operations span the insurance, banking, securities, trust, investment, leasing, healthcare and technology industries. Ping An Group is committed to developing next-generation technology and stands at the forefront of digital transformation.

We enjoy a strong partnership with Ping An Group, as a partner for technology development, a supplier of application scenarios for developing our solutions, and a flagship customer showcasing our capabilities. Ping An Group is our strategic partner and our most important customer and supplier. We have partnered with Ping An Group to jointly develop new technology and applications, and Ping An Group provides us support in technology infrastructure such as cloud infrastructure. Ping An Group also provides us with a diverse, reliable source of real-life application scenarios to validate and prove our technology. Many of our customer insights and innovative solutions are first initiated and tested within the Ping An Group ecosystem. Our strategic partnership with Ping An Group has contributed to our growth significantly and we expect it to continue to do so.

We and Ping An Group cooperate under a Strategic Cooperation Agreement with a term extending until ten years after completion of our initial public offering on December 17, 2019, subject to Ping An Group continuing to hold or beneficially own at least 30% of our shares. Under this agreement, Ping An Group will give preference to us in choosing its partner for providing technology service and solutions to external financial institutions. Ping An Group will also give preference to us in purchasing banking and non-banking solutions. Under the same agreement, Ping An Group has granted us non-transferable rights to use, duplicate, modify and sell Ping An Group’s existing technologies to financial institutions globally. With this long-term Strategic Cooperation Agreement, we believe we will continue to benefit from Ping An Group’s development of technologies and to leverage Ping An Group’s know-how, customer insights, and application scenarios in developing new technology applications.

We and two Ping An Group subsidiaries cooperate under a technology service agreement, or the Technology Service Agreement, under which those two subsidiaries provide us a wide range of technical infrastructure, technology support and maintenance. This agreement has a term ending at the end of 2021. If no objection is raised by any party one month prior to the end of 2021, the agreement will be automatically extended for another year thereafter. The payments under the agreement are based on arm’s-length pricing.

Ping An Group is also our principal shareholder. The total ordinary shares held by Ping An Group, through both Bo Yu and Ping An Overseas, was 30.4% of our ordinary shares as of the February 28, 2022 based on the number of shares reported in their beneficial ownership filing on February 14, 2021. When exercising its rights as our shareholder, Ping An Group may take into account not only the interests of our Company and our other shareholders but also its own interests, the interests of its public shareholders and the interests of its other affiliates. The interests of our Company and our other shareholders may conflict with the interests of Ping An Group and its public shareholders and other affiliates. For additional information about the risks in connection with our relationship with Ping An Group, see “Item 3. Key Information — D. Risk Factors—Risks Relating to our Business and Industry—Ping An Group is one of our principal shareholders, our strategic partner, our most important customer and our largest supplier. Any deterioration of our relationship with Ping An Group could have a material adverse effect on our results of operations, business and growth.”

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

Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalogue of Industries in which Foreign Investment is Encouraged (2021 edition), or the 2021 Catalog, and the Special Administrative Measures for Foreign Investment Access (Negative List 2021), or the 2020 Negative List. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the Negative List. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other applicable Chinese regulations. Under the 2020 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%. Part of our business is subject to such 50% foreign invested equity cap. Under the 2021 Negative List, any domestic enterprise operating business in the sectors prohibited by the 2021 Negative List to issue and trade shares abroad shall obtain the consent of the relevant competent authorities of the State, and it does not mention that if it is applicable to indirect overseas listing. On January 18, 2022, the spokesperson of the NDRC in a press conference confirmed that the application of the foresaid provision is limited to the direct listing of domestic enterprises involving in industries prohibited for foreign investment by the 2021 Negative List.

On March 15, 2019, the NPC Standing Committee issued the Foreign Investment Law of the PRC, or the Foreign Investment Law, which took effect on January 1, 2020. It replaced the major laws and regulations governing foreign investment in the PRC, namely, the Law of the PRC on Sino-foreign Equity Joint Ventures, the Wholly Foreign-owned Enterprise Law of the PRC and the Law of the PRC on Sino-foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations.

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

On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures for the Security Review of Foreign Investment which became effective on January 18, 2021. Pursuant to the Measures for the Security Review of Foreign Investment, a working mechanism office in charge of the security review of foreign investment will be established, and any foreign investment which has or could have an impact on national security shall be subject to security review by such working mechanism office. The Measures for the Security Review of Foreign Investment further require that a foreign investor or its domestic affiliate shall apply for clearance of national security review with the working mechanism office before they conduct any investment into any of the following fields: (i) investment in the military industry or military-related industry, and investment in areas in proximity of defense facilities or military establishment; and (ii) investment in any important agricultural product, important energy and resources, critical equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technologies and internet products and services, important financial services, critical technologies and other important fields which concern the national security where actual control over the invested enterprise is obtained.

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

The Telecommunications Regulations categorize telecommunication services in China as either basic telecommunications services or value-added telecommunications services. According to the Catalog of Telecommunications Business, attached to the Telecommunications Regulations and issued by MIIT, on December 28, 2015 and last amended on June 6, 2019, online data processing, transaction processing and information services provided via fixed network, mobile network and internet, cluster communication services,  internet data center (“IDC”) services, content delivery network services, domestic internet protocol virtual private network services and internet access services are value-added telecommunication services.

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

Regulations on Foreign Investment in the Value-Added Telecommunications Industry

Foreign direct investment in telecommunications companies in China is governed by the Administrative Rules on Foreign-invested Telecommunications Enterprises, or the FITE Regulations, which was issued by the State Council on December 11, 2001 and last amended on February 6, 2016. Under the FITE Regulations, a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China shall not exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a good track record and experience in providing these services. However, under the Circular on Loosening the Restriction on Foreign Shareholdings in Online Data Processing and Transaction Processing Business (for E-commerce), or Circular 196, issued by MIIT on June 19, 2015, foreign investors may hold up to 100% of all equity interest in an online data processing and transaction processing business operating e-commerce in China, while other requirements provided by the FITE Regulations shall still apply. Apart from e-commerce, the 2020 Negative List also provides that foreign investors may hold 100% equity interest in domestic multiparty communications, data collection and transmission services and call centers. The MIIT’s Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, issued on July 13, 2006, requires foreign investors to set up foreign-invested enterprises and obtain a license for value-added telecommunications services. It prohibits domestic companies holding value-added telecommunications services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct this type of businesses in China.

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

The Catalog of Telecommunications Businesses provides that the IDC services refer to the placement, agency maintenance, system configuration and management services provided for users’ servers or other internet/network-related equipment in a form of outsourced lease by utilizing the corresponding machine room facilities, as well as the lease of database systems, servers and other equipment, lease of the storage spaces of such equipment, lease of communication lines and export bandwidth on an agency basis, and other application services. The operator of IDC services needs to obtain a value-added telecommunications business license, and states its business category as IDC B11. The business scope of foreign-invested telecommunications companies are limited to the business opened according to China’s WTO commitments in accordance with the 2021 Negative List. In addition, China’s commitment to open telecommunication business does not include IDC business pursuant to the Protocol on the Accession of the PRC, executed on November 10, 2001.

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

Regulations on Mobile Internet Application Information Services

On June 28, 2016, the Cyberspace Administration of China, or CAC issued the Administrative Provisions on Mobile Internet Application Information Services, which took effect on August 1, 2016, requiring internet information service providers, or ICPs, who provide information services through mobile internet applications, or APPs, to authenticate the identity of the registered users, establish procedures for protection of user information, establish procedures for information content censorship and management, ensure that users are given adequate information concerning an APP and are able to choose whether an App is installed and whether or not to use an installed App and its functions and keep records of users’ logs for 60 days. If an ICP violates these regulations, mobile app stores through which the ICP distributes its APPs may issue warnings, suspend the release of its APPs, or terminate the sale of its APPs, and/or report the violations to governmental authorities.

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

On March 12, 2021, CAC, MIIT, Ministry of Public Security together with State Administration for Market Regulation promulgated the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications, clarifying that mobile Internet application operators shall not deny users’ access to basic app functions and services in the event that the users disagree with collection of unnecessary personal information.

Regulations Relating to Information Security and Privacy Protection

Regulations on Cyber Security

In recent years, PRC government authorities have enacted laws and regulations with respect to cyber security and protection of personal information from abuse or unauthorized disclosure. Pursuant to the Decision on the Maintenance of Internet Security issued by the NPC Standing Committee on December 28, 2000, which was amended on August 27, 2009, persons may be subject to criminal liabilities in China for any attempt to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights and other activities prohibited by relevant laws and regulations.

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

On November 7, 2016, the NPC Standing Committee promulgated the Cyber Security Law of the PRC, or Cyber Security Law, which took effect on June 1, 2017, pursuant to which, network operators must comply with laws and regulations and fulfil their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks must take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. It also states that: network operator may not collect personal information that is irrelevant to the services it provides or collect or use the personal information in violation of the provisions of laws or agreements between both parties. The Regulations on Cyber Security Supervision and Inspection of Public Security Organs, which was issued by the MPS on September 15, 2018 and came into effect on November 1, 2018, is an important basis for the Public Security Bureau to strengthen the enforcement of the Cyber Security Law. In addition, on July 22, 2020, the MPS issued the Guiding Opinions on Implementing the Cybersecurity Protection System and Critical Information Infrastructure Security Protection System to further improve the national cybersecurity prevention and control system.

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

In addition, the PRC General Provisions of the Civil Law, which was issued by the NPC Standing Committee on March 15, 2017 and took effect on October 1, 2017, requires personal information of individuals to be protected. Any organization or individual requiring personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process, or transmit such personal information, or illegally buy, sell, provide, or publish such personal information. The General Provisions of the Civil Law of the PRC has been repealed by the Civil Code of the PRC, which was issued by the National People’s Congress on May 28, 2020 and came into effect from January 1, 2021. The Civil Code of the PRC integrates the rules and guidelines set forth by the Contract Law, the General Principles of the Civil Law, the General Provisions of the Civil Law and other basic civil laws of the PRC. The Civil Code of the PRC built the foundation of developing the civil and commercial legal regime in China. On February 24, 2022, the Supreme People’s Court issued the Interpretation on Several Issues Concerning the Application of the General Provisions of the Civil Code of the People’s Republic of China, which will become effective on March 1, 2022 and explain the application of the Civil Law.

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

On December 15, 2019, the Provisions on Ecological Governance of Network Information Content was issued by the CAC, which has come into effect on March 1, 2020. These provisions require network information content service platform to perform its duties as the information content administrator, strengthen ecological governance of the network information contents of its own platform, and foster a positive, healthy, progressive and amicable cyber culture.

The Measures on Cyber Security Review was jointly issued on April 13, 2020 and took effect on June 1, 2020. It provides detailed rules regarding cyber security review, any operator in violation of the regulations shall be penalized in accordance with Article 65 of the Cyber Security Law. On December 28, 2021, the CAC, together with other twelve governmental authorities published the Measures for Cyber Security Review, or the New Cyber Security Review Measures, which replaces the Measures for Cybersecurity Review published in 2020 and the New Cyber Security Review Measures became effective on February 15, 2022. Pursuant to the New Cyber Security Review Measures and other PRC cybersecurity laws and regulations, critical information infrastructure operators, or the CIIOs, that purchase internet products and services or the online platform operators that carry out data processing activities, which affect or may affect national security, shall be subject to the cybersecurity review. Moreover, where an online platform operator who possesses personal information of over one million users intends to apply for foreign listing, it must be subject to the cybersecurity review. Meanwhile, the New Cyber Security Review Measures grants the competent authorities the right to initiate a cybersecurity review without application, if any member organization of the cybersecurity review mechanism has reason to believe that any internet products, services or data processing activities affect or may affect national security. Cybersecurity review shall focus on the assessment of the following national security risk factors of the relevant object or situation: (i) risks of illegal control, interference or destruction of critical information infrastructure brought about by the use of products and services; (ii) the harm caused by supply interruption of products and services to the business continuity of critical information infrastructure; (iii) security, openness, transparency and diversity of sources of products and services, reliability of supply channels, and risks of supply interruption due to political, diplomatic, trade or other factors; (iv) information on compliance with the PRC laws, administrative regulations and departmental rules by product and service providers; (v) risks of theft, disclosure, damage, illegal use or cross-border transfer of core data, important data or large amounts of personal information; (vi) risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments after overseas listing; and (vii) other factors that may endanger critical information infrastructure security and national data security.

On June 10, 2021, the SCNPC issued the Data Security Law of the PRC, or the Data Security Law, which came into effective on September 1, 2021. The Data Security Law clarifies the scope of data to cover a wide range of information records generated from all aspects of production, operation and management of government affairs and enterprises in the process of the gradual transformation of digitalization, and requires that data collection shall be conducted in a legitimate and proper manner, and theft or illegal collection of data is not permitted. Data processors shall establish and improve the whole-process data security management rules, organize and implement data security trainings as well as take appropriate technical measures and other necessary measures to protect data security. In addition, data processing activities shall be conducted on the basis of the graded protection system for cybersecurity. Monitoring of the data processing activities shall be strengthened, and remedial measures shall be taken immediately in case of discovery of risks regarding data security related defects or bugs. In case of data security incidents, responding measures shall be taken immediately, and disclosure to users and report to the competent authorities shall be made in a timely manner.

On July 30, 2021, the State Council promulgated the Regulations of Security Protection for Critical Information Infrastructure, which became effect on September 1, 2021. The regulations provide that, among others, critical information infrastructure, or the CIIO, means important network facilities and information systems in important industries such as public communications and information services, energy, transportation, water conservancy, finance, public services, e-government, defense technology industry and others that may seriously harm national security, national economy, people’s livelihood and public interests once damaged, disabled or its data disclosed. Operators shall, based on leveled system for cybersecurity protection, adopt technical protection measures and other necessary measures to deal with cybersecurity security events, defend against cyberattack and criminal activities, to ensure the safe and stable operation of CIIO, maintain data integrity, confidentiality, and availability pursuant to relevant laws, regulations and the mandatory requirements of national standards. Moreover, the competent supervisory departments of relevant important industries abovementioned shall organize the recognition of the CIIO and promptly notify the operators and Public Security Department of The State Council of the results of the identification.

On October 29, 2021, CAC published Draft Outbound Data Transfer Security Assessment Measures that outline the security assessment process for the outbound data transfer. It references the Cybersecurity Law, the Data Security Law, and the PIPL, and supplements the implementation of their provisions on cross-border data transfer. Data handlers that provide outbound important data that is collected or produced through operations within the territory of the PRC, or personal information where a security assessment shall be conducted according to the law, shall conduct a security assessment according to the provisions of these Measures. Data handlers providing data outbound shall apply for outbound data transfer security assessment with the Cyberspace Administration in any of the following circumstances: personal information and important data collected and produced by critical information infrastructure operators; where the data transferred outbound contains important data; personal information handlers handling the personal information of over 1 million people providing personal information outbound; cumulative provision outbound of the personal information of more than 100,000 people or the sensitive personal information of more than 10,000 people; other circumstances where the Cyber spaceAdministration provides data export security assessment must be applied for. The Draft Outbound Data Transfer Security Assessment Measures also provides the security assessment procedures, submissions, important assessment factors, and legal liabilities.

On November 14, 2021, the CAC publicly solicited the Draft Regulations on Cyber Data Security Management. The Draft Regulations on Cyber Data Security Management covers a wide range of cyber data security issues and applies to the use of networks to carry out data processing activities, as well as the supervision and management of data security in the PRC. It sets out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. Pursuant to such draft regulations, a cybersecurity review will be imposed on a data processor which (i) processes personal information of one million or more users and applies for listing in a foreign country, (ii) applies for listing in Hong Kong and may impact national security, or(iii) engages in activities or transactions that may impact national security. Most of the regulatory details under the Draft Regulations on Cyber Data Security Management have already been embodied in the now-effective texts of the Data Security Law and the PIPL. Key requirements under such regulations include that data processors should be in compliance with the requirements of cybersecurity multi-level protection, strengthen the data processing system, data transmission network, data storage environment and other security protection, processing of important data systems in principle should meet more than the third level of cybersecurity multi-level protection and critical information infrastructure security protection requirements; data processors should establish a data security emergency response mechanism, and promptly start the emergency response mechanism in the event of a data security incident; the detailed rules for data processors to apply when providing personal information to third parties, or sharing, trading or entrusting important data to third parties; the scenarios of cybersecurity review; the definitions of important data and operators’ security protection obligations; the detailed rules on cross-border data transfer which added missing details to the PIPL; data processors processing personal information of more than one million people shall also comply with the regulations for processing of important data; data processors dealing with important data or listing offshore should carry out an annual data security assessment on their own or entrusted data security services, and each year before January 31, data security assessment report for the previous year shall be reported to the municipal-level cyberspace administration department. The enforcement includes business fines of up to RMB10 million depending on the severity of the effects of violation and potential business suspension and/or revocation of business license. As of the Latest Practicable Date, the Draft Regulations on Cyber Data Security Management had not come into effect.

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

On August 22, 2019, CAC promulgated the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, any Internet service operator should inform that child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, Internet service operators should take measures like encryption when storing children’s personal information.

The SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law on August 20, 2021, which took effect on November 1, 2021. According to the Personal Information Protection Law, personal information is all kinds of information, recorded by electronic or other means, related to identified or identifiable natural persons, not including information after anonymization handling. The principles of legality, propriety, necessity, and sincerity shall be observed for personal information handling. Moreover, the Personal Information Protection Law specifically specified the rules for handling sensitive personal information, which means personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including information on biometric characteristics, financial accounts and individual location tracking, as well as the personal information of minors under the age of 14. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt the necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered to correct or suspend or terminate the provision of services, confiscation of illegal income, fines or other penalties. Any personal information processor outside the territory of the PRC under the circumstance where the activities of domestic natural persons are analyzed and evaluated shall establish a special agency or designate a representative within the territory of the PRC to be responsible for handling matters relating to personal information protection. Where a personal information processor really needs to provide personal information outside the territory of the People’s Republic of China due to business or other needs, it shall meet one of the conditions prescribed by the Personal Information Protection Law, such as, passing the security evaluation organized by the CAC, or other conditions prescribed by laws, administrative regulations or the CAC. Where an overseas organization or individual engages in the personal information processing activities infringing upon the personal information rights and interests of PRC citizens or endangering the national security and public interests of the PRC, the CAC may include such organization or individual in the list of subjects to whom provision of personal information is restricted or prohibited, announce the same, and take measures such as restricting or prohibiting provision of personal information to such organization or individual.

On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Combatting Illegal Securities Activities in Accordance with the Law, or the July 6 Opinion, which called for the enhanced cross border regulatory cooperation and administration and supervision of overseas-listed China based companies. Along with the promulgation of the July 6 Opinion, laws and regulations regarding data security, cross-border data flow and management of confidential information are expected to undergo further changes, which may require increased information security responsibilities and stronger cross-border information management mechanism and process.

On September 17, 2021, the CAC, together with eight other departments, issued the Guidance Opinions on Strengthening the Comprehensive Governance of Internet Information Service Algorithms, effective on the same day, providing that an algorithm security comprehensive governance pattern shall be gradually established in the coming three years. According to this Guidance Opinions, enterprises should establish algorithmic security responsibility system and scientific and technological ethics review system, improve the algorithm security management organization, strengthen risk prevention and trouble detection, improve the ability and level of responding to algorithmic security emergencies. Enterprises should also strengthen the sense of responsibility and take the main responsibility for the results produced by the application of algorithms.

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

Regulations on Outsourcing by Insurers

Various guidelines regulate outsourcing by insurance companies, including Guidelines for Information System Security of Insurance Companies (Trial) issued on November 16, 2011, which set outs the requirements and prudential standards for information technology outsourcing by insurance companies. The insurance company shall not outsource its information system security to any third party.

On December 30, 2021, the Measures for the Regulation of IT Outsourcing Risks of Banking and Insurance Institutions was issued by CBIRC, which became effective on the same date, and put forward comprehensive requirements for IT outsourcing of banking and insurance institutions, including the requirements on IT outsourcing governance, access, monitoring and evaluation, risk management. According to such measures, IT outsourcing refers to the activities that banking and insurance institutions entrust the information technology activities originally handled by themselves to service providers for processing. Information technology activities involving processing important data of insurance institutions and customers’ personal information in the cooperation between insurance institutions and other third parties shall be managed in accordance with the relevant requirements of such measures.

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

On December 31, 2021, the People’s Bank of China, MIIT, CBRC, CSRC, CAC, SAFE and the intellectual property office issued the Measures for Administration of Internet Marketing of Financial Products (Draft for comments), which regulate financial institutions or internet platform operators entrusted by such financial institutions carrying out internet marketing activities of financial products. Pursuant to this draft, financial institutions shall not entrust other entities or individuals to carry out internet marketing of financial products unless otherwise provided or authorized by laws and regulations. The draft also prohibit third-party online platform operators from involving in the sale of financial products, including interactive consultation with consumers on financial products, suitability assessment of financial consumers, execution of sale contracts and transfer of funds. In addition, online platform operators are not allowed to participate in the income sharing of financial business in a disguised way by setting various charging mechanisms linked to the loan scale and interest scale.

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

Regulations On The Insurance Industry

The legal framework for monitoring and administering insuring activities within the territory of the PRC is underpinned by laws and regulations including the Insurance Law of the PRC promulgated by the SCNPC on June 30, 1995, effective on October 1, 1995 and last amended on April 24, 2015, and administrative regulations, departmental provisions and other regulatory documents stipulated in accordance with the Insurance Law.

On October 28, 2021, the CBIRC promulgated Implementing Measures for Administrative Licensing and Record-filing of Insurance Intermediaries, or the Implementing Measures, which took effect in February 1, 2022. The Implementing Measures regulates insurance agencies, insurance brokers and insurance adjustment institutions via providing requirements on qualification criteria, shareholders, registration and filing formalities, and so on and so forth.

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

Regulations on Insurance Brokerages

The Provisions on the Supervision and Administration of Insurance Brokers, or the POSAIB, issued by the CIRC on February 1, 2018 and effective on May 1, 2018, establish that an insurance broker is subject to the approval of the CIRC. The term “insurance brokers” refers to an entity engaging in the insurance brokering business that meets the qualification requirements specified by the CIRC and has obtained the license to operate an insurance brokering business with the approval of the CIRC. Insurance brokering business includes both direct insurance brokering, which refers to brokering activities on behalf of insurance applicants or the insured in their dealings with the insurance companies, and reinsurance brokering, which refers to brokering activities on behalf of insurance companies in their dealings with reinsurance companies. An insurance broker may be either a limited liability company or a joint stock limited company. According to the POSAIB, the minimum registered capital of an insurance brokerage firm whose business area is not limited to the province, autonomous region, municipality directly under the Central Government or city under separate state planning where industrial and commercial registration formalities are undergone shall be RMB50 million; the minimum registered capital of an insurance brokerage firm whose business area is the province, autonomous region, municipality directly under the Central Government or city under separate state planning where industrial and commercial registration formalities are undergone shall be RMB10 million. Insurance brokerage companies legally formed before the POSAIB come into force shall remain in existence, and the specific measures for application to those failing to meet all of the conditions in the POSAIB shall be separately developed by the CIRC.

An insurance brokerage firm may conduct the following insurance brokering businesses: (i) making insurance proposals, selecting insurance companies and handling the insurance application procedures for the insurance applicants; (ii) assisting the insured or the beneficiary to claim compensation; (iii) reinsurance brokering business; (iv) providing consulting services to clients with respect to disaster and damage prevention, risk assessment and risk management; and (v) other business activities approved by the CIRC.

Pursuant to the Insurance Law and the POSAIB, to operate insurance brokerage business within the territory of the PRC, an insurance broker shall satisfy the requirements stipulated by the CIRC and obtain a license to operate insurance brokerage business. The minimum paid-in registered capital of an insurance broker that conducts business within the province it is registered is RMB10 million, while the minimum paid-in registered capital of a cross-province insurance broker is RMB50 million. The registered capital of an insurance broker must be fully paid in cash by shareholders using their self-owned, true and lawful funds instead of bank loans or other funds not owned by shareholders. In addition, an insurance broker shall set up a designated account book to record the income and expenditure of the insurance brokerage business. An insurance broker shall open an independent designated account for client funds. The following funds shall only be deposited in the designated account for client funds: (i) insurance premiums paid by policyholders to insurance companies; and (ii) surrender value and pay-outs collected on behalf of policyholders, insured and beneficiaries. An insurance broker shall also open an independent account for commissions it collects.

Regulations on insurance Agents

The Provisions on the Regulation of Insurance Agents promulgated by the CBIRC on November 12, 2020 and came into effect on January 1, 2021, a concurrent-business insurance agency branch may carry out insurance agency business after obtaining the corresponding authorization from the corporation and shall promptly report the relevant situation via the regulatory information system. Where a concurrent-business insurance agency corporation authorizes a branch of a province, autonomous region, municipality directly under the central government or city specifically designated in the state plan other than that where its place of registration is located to engage in insurance agency business, it shall designate a branch to be responsible for all matters concerning insurance agency business management in the region.

Regulation relating to Internet Insurance Business

On July 22, 2015, the CIRC issued the Interim Measures for the Regulation of Internet Insurance Business, or Internet Insurance Interim Measures, pursuant to which no institutions or individuals other than insurance institutions (namely, insurance companies, insurance agency companies, insurance brokerage companies and other qualified insurance intermediaries) may engage in the internet insurance business. Under the Internet Insurance Interim Measures, insurance institutions are allowed to conduct internet insurance business through both self-operated online platforms and third-party online platforms. Self-operated online platforms refer to online platforms duly set up by insurance institutions. Third-party online platforms refer to online platforms providing network supporting services for internet insurance business activities of insurance consumers and insurance institutions. Both self-operated online platforms and third-party online platforms are required to meet certain conditions and are subject to certain requirements. The Measures for the Regulation of Internet Insurance Business, or Regulatory Measures, were promulgated by CBIRC on December 7, 2020, came into effect on February 1, 2021 and repealed the Internet Insurance Interim Measure simultaneously. According to the Regulatory Measures, “Internet insurance business” refers to insurance operating activities such as conclusion of insurance contracts and provision of insurance services that are conducted by insurance institutions relying on the Internet; Internet insurance business shall be carried out by legally established insurance institutions rather than other institutions or individuals. An insurance institution shall sell internet insurance products or provide insurance brokerage and insurance loss adjustment services via its self-operated network platform or the self-operated network platform of any other insurance institution, and the insurance application page shall belong to its self-operated network platform, except where any government department requires policyholders to complete the entry of insurance application information on the network platform prescribed by the government in the public interest. “Self-operated network platform” refers to any network platform being independently operated while enjoying complete data permission, which is legally established by an insurance institution for the purpose of internet insurance business operation; No network platform established by any branch of an insurance institution or any non-insurance institution with a related-party relationship with an insurance institution in terms of equity, personnel, etc., belongs to the category of self-operated network platform. An insurance institution shall continue to raise the level of risk prevention and control of internet insurance business, improve the risk monitoring, early warning and early intervention mechanism, ensure the independence of the operation of its self-operated network platform.

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

Regulations on Value-added Tax

All entities and individuals engaged in the sale of goods, provision of processing, repairs and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax, or the VAT, in accordance with the Provisional Regulations on Value-added Tax of the PRC, or the Provisional Regulations on VAT, and its implementation rules, or collectively, the VAT Law. The Provisional Regulations on VAT, which was issued by the State Council on December 13, 1993 and took effect on January 1, 1994, was amended by the Notice of Adjustment of VAT Rates issued on April 4, 2018 and by the Notice of Strengthening Reform of VAT Policies issued on March 5, 2019. Pursuant to the VAT Law, VAT payable is calculated as “output VAT” minus “input VAT”. The rate of VAT varies among 13%, 9% and 6% depending on the product type.

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

Regulations on Patent Law

Patents in the PRC are mainly protected under the Patent Law of the PRC, or the Patent Law, which was issued by the NPC Standing Committee on March 12, 1984 and last amended on October 17, 2020, and such amendment became effective on June 1, 2021, and its implementation rules, which were promulgated by the State Council of the PRC on December 21, 1992 and last amended on January 9, 2010. The Patent Law and its implementation rules provide for three types of patents: “invention,” “utility model” and “design.” “Invention” refers to any new technical solution relating to a product, a process or improvement thereof; “utility model” refers to any new technical solution relating to the shape, structure, or their combination, of a product, which is suitable for practical use; and “design” refers to any new design of the shape, pattern, color or the combination of any two of them, of a product, that creates an aesthetic feeling and is suitable for industrial application. Invention patents are valid for 20 years, while design patents and utility model patents are valid for 10 years, each calculated from the date of application. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

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

Regulations on Copyright and Software Products

Under the Copyright Law of the PRC issued by the NPC Standing Committee on September 7, 1990, which was last amended on November 11, 2020 and such amendment became effective on June 1, 2021, works of Chinese citizens, legal persons or other organizations, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Similarly, under the Computer Software Protection Regulations issued by the State Council on June 4, 1991, last amended on January 30, 2013 and effective on March 1, 2013, Chinese citizens, legal persons and other organizations shall enjoy copyright on the software they develop, regardless of whether the software has been released publicly. Software copyright commences from the date on which the development of the software is completed. A software copyright owner may register with the software registration institution recognized by the copyright administration department of the State Council of the PRC. A registration certificate issued by the software registration institution is a preliminary proof of the registered items. The protection period for software copyright of a legal person or other organizations shall be fifty years, concluding on December 31 of the fiftieth year after the software’s initial release. In order to further implement the Computer Software Protection Regulations, the National Copyright Administration issued the Measures for the Registrations of Computer Software Copyright effective on February 20, 2002, which provides procedures for software copyright registration, license contract registration and transfer contract registration. The Copyright Protection Center of the PRC is mandated as the software registration institution under the regulations.

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

On October 25, 2019, the SAFE issued the SAFE Circular 28. The SAFE Circular 28 cancels the restrictions on the domestic equity investment with capital of non-investment foreign-invested enterprises, including the capital obtained from foreign exchange settlement. Such investments should be real and should be in compliance with the relevant laws, regulations and rules, including the provisions of the 2021 Negative List. In addition, the SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

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

Regulations on Loans Between a Foreign Company and its Chinese Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in the PRC and is regulated by various laws and regulations, including the Regulation of the PRC on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the Ministry of Finance, and became effective on March 1, 2003, the Administrative Measures for Registration of Foreign Debts promulgated by SAFE on April 28, 2013 and amended on May 4, 2015 and the Notice of the People’s Bank of China on Matters Concerning the Prudent Macro Management of All Cross-Border Financing promulgated on January 11, 2017. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches. SAFE Circular 28 provides that a non-financial enterprise in the pilot areas may register the permitted amounts of foreign debts, which is as twice of the nonfinancial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may borrow foreign debts within the permitted amounts and directly handle the relevant procedures in banks without registration of each foreign debt. However, the non-financial enterprise should report its international income and expenditure regularly.

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

Regulations On Anti-monopoly And Unfair Competition

The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007, which became effective on August 1, 2008, and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR on October 23, 2020, which became effective on December 1, 2020, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this Law and examination of national security shall be carried out pursuant to the relevant provisions of the State. On October 23, 2021, the SCNPC published for public comment the Anti-monopoly Law (Revised Draft), or the Draft Revised Anti-monopoly Law, which provides, among others, that the market regulation department of the State Council shall be responsible for anti-monopoly law enforcement, and that business operators shall not abuse data, algorithms, technology, capital advantages and platform rules to exclude or limit competition. The draft also requires relevant government authorities strengthen the examination of concentration of undertakings in areas such as finance, media, science and technology, and enhances penalties for violation of the regulations regarding concentration of undertakings.

On February 7, 2021, the Anti-monopoly Commission of the State Council issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that specifies some of activities of internet platforms may be identified as monopolistic and concentrations of undertakings involving variable interest entities are subject to anti-monopoly scrutiny as well.

According to the Law of the People’s Republic of China against Unfair Competition, or the Anti-Unfair Competition Law promulgated by the SCNPC on September 2, 1993 and amended on November 4, 2017 and April 23, 2019, operators shall not undermine their competitors by engaging in improper activities, including but not limited to, taking advantage of powers or influence to affect a transaction, market confusion, commercial bribery, misleading false publicity, infringement of trade secrets, illegitimate premium sale and commercial libel. Any operators who violate the Anti-Unfair Competition Law by engaging in the foregoing unfair competitive activities shall be ordered to cease such illegal activities, eliminate the influence of such activities or compensate for the damages caused to any party. The competent supervision and inspection authorities may also confiscate the illegal gains or impose fines on such operators.

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

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, our variable interest entities, or VIEs, and our VIEs’ principal subsidiaries as of the data of this annual report:

Notes:

(1)	The shareholders of Shenzhen OneConnect are Shenzhen Ping An Financial Technology Consulting Co., Ltd., or Ping An Financial Technology; Shanghai Jin Ning Sheng Enterprise Management Limited Partnership, or Shanghai Jin Ning Sheng; Shenzhen Lanxin Enterprise Management Co., Ltd., or Shenzhen Lanxin; and Urumqi Guang Feng Qi Investments Limited Partnership, or Guang Feng Qi, which hold 44.3%, 7.35%, 22.2% and 26.15% equity interest in Shenzhen OneConnect, respectively.
(2)	Shanghai Jinlinlin Enterprise Management Partnership, which holds 99.9% equity interest in Shenzhen Digital Certificate Authority Center Co., Ltd, or Shenzhen CA, has entered into contractual arrangements with Zhang Tong Shun (Guangzhou) Technology Co., Ltd., or Zhang Tong Shun, and Shenzhen CA that allow Zhang Tong Shun to exercise effective control over the business operation of Shenzhen CA and enjoy the relevant economic interests derived from it.

Contractual Arrangements

Contractual Arrangements with Shenzhen OneConnect and Shenzhen OneConnect Shareholders

Foreign ownership of companies that engage in value-added telecommunication services is subject to certain restrictions under Chinese laws and regulations. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interest in a value-added telecommunication service provider other than an e-commerce service provider, a domestic multi-party communications service provider, a data collection and transmission service provider or a call center, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. We are an exempted company incorporated in the Cayman Islands, and our subsidiary Shenzhen OneConnect Technology is considered a foreign-invested enterprise. To comply with the Chinese laws and regulations described above, we primarily conduct our business in China through Shenzhen OneConnect, and its subsidiaries in China, based on a series of contractual arrangements.

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

As a result of these contractual agreements, we control and receive the economic benefits of the business operations of the VIE and its subsidiaries, which is not equivalent to equity ownership in the VIE and its subsidiaries. Accordingly, under IFRS, the financial statements of our VIEs are consolidated as part of our financial statements. Accordingly, we are the primary beneficiary of our VIEs for accounting purposes and consolidate the financial results of our VIEs and their subsidiaries in our consolidated financial statements in accordance with IFRS. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control of our VIEs as a result of the WFOE’s contractual agreements with our VIEs and their respctive shareholders and these agreements have not been tested in a court of law in the PRC.

These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

Based on the above, our PRC legal counsel, Haiwen& Partners, is of the opinion that:

●	the ownership structure of (i) Shenzhen OneConnect Technology and Shenzhen OneConnect, and (ii) Zhang Tong Shun and Shenzhen CA does not violate applicable PRC laws and regulations currently in effect; and
●	each of the Contractual Arrangements is valid, legal and binding under PRC laws, except that (i) the circumstance where, in respect of the contractual arrangements binding Shenzhen CA, the minority shareholders of Shenzhen CA which are not parties to the contractual arrangements may not have the requisite power and authority to execute, deliver or perform the written confirmation in relation to the contractual arrangements binding Shenzhen CA or may not obey such confirmation, (ii) the Contractual Arrangements provide that the arbitral body may award interim remedies over the shares and/or assets of our VIEs, injunctive relief (e.g. for the conduct of business or to compel the transfer of assets) and/or order the winding up of our VIEs, and that courts of Hong Kong, the Cayman Islands (being the place of incorporation of our Company) and the PRC (being the place of incorporation of our VIEs) also have jurisdiction for the grant and/or enforcement of arbitral award and interim remedies against the shares and/or assets of our VIEs, while under PRC laws, an arbitral body has no power to grant injunctive relief and may not directly issue a provisional or final liquidation order for the purpose of protecting assets of or equity interests in our VIEs in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in China, and (iii) in the event of a mandatory liquidation, the provisions regarding the sale of the assets of VIEs to WFOEs at the lowest price, the waiver of the payment from WFOEs and the payment from VIEs to WFOEs may not be enforceable.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures such as ours will be adopted or if adopted, what they would provide. If the PRC government finds that the agreements that establish the structure for the operation of Shenzhen OneConnect and Shenzhen CA do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these laws and regulations or their interpretations change, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us” for more details.

D. Property, Plants and Equipment

We do not own any properties. Our corporate headquarters are located at 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong Province, PRC. We also have offices in the Hong Kong SAR, Shenzhen, Shanghai, Beijing and Chengdu in China, Singapore, and Jakarta, Indonesia. These facilities have an aggregate of over 39,500 square meters and currently accommodate our management, research and development, sales and marketing, as well as general and administrative activities.

ITEM 4B.   UNSOLVED STAFF COMMENTS

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

A. Operating Results

Overview

We are a leading technology-as-a-service provider for the financial services industry in China with an expanding global presence. Our technology solutions address the significant technology spending need by financial institutions that seek to expedite digital transformation and ensure sustainability. We believe “technology + business” is our key competitive advantage and a driving force of how we continue to win and engage with our customers. By integrating extensive financial industry expertise with market-leading technology, we simplify the digitalization process of our customers by not only providing proven solutions, but also enabling our customers to apply technologies in complex business scenarios. This process enables our customers to improve efficiency, enhance service quality, reduce costs and mitigate risks. Our broad, high quality and growing customer base included 100% of large and joint-

stock banks, 98% of city commercial banks, 63% of property and casualty insurance companies and 49% of life insurance companies in China, as of December 31, 2021.

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

Our revenue model is primarily transaction-based. This revenue model allows us to grow with our customers as their businesses utilize and benefit from our solutions, which further incentivizes us to create additional, more integrated solutions to fit their broader business needs, and ultimately forms a highly resilient, long-term business partnership. In 2020 and 2021, 74.2% and 81.4% of our revenue, respectively, was transaction-based revenue from technology solutions. We believe that growing our customer base and increasing customer engagement are crucial to monetizing our business and thus increasing revenues and achieving profitability. Starting from 2021, we have shifted our customer development strategy from primarily expanding customer base to deepening customer engagement, including through focusing on those who tend to have more sizable and stable demand for our solutions and therefore, have more potential to become premium plus customers. To better serve these customers, we also upgraded our product structure from single-module products to more comprehensive, integrated solutions encompassing sales management, risk management and operation support services.

We have achieved significant growth in our client base and revenues since our inception. Our revenue increased at a CAGR of 33.2% from RMB2,327.8 million in 2019 to RMB4,132.4 million (US$648.5 million) in 2021.

Major Factors Affecting Our Results of Operations

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

Our Ability to Optimize Our Product Mix

Since 2019, we have gradually reduced our use of hook products, which are initially provided to financial institutions at low or even no charge to encourage adoption, leading to a  more optimized product mix. Hook products usually involve standard, single-module products of relatively low margin such as certain products under business origination services. We continue to optimize our product offerings by developing more integrated end-to-end solutions that more comprehensively serve customers’ needs and enable us to charge higher premiums and thus achieving higher profit margins. Since 2021, we have consolidated and upgraded functions of our product offerings into three integrated solutions spanning the digital retail banking, digital commercial banking, and digital insurance segments.

We have also optimized our product portfolio to proactively respond to changing regulatory environment. This has caused, and may continue to cause, fluctuations in our revenue growth and profit margin.

Our Ability to Monetize and Market Our Services and Solutions

Our results of operations are affected by our ability to successfully monetize and market our technologies. This, in turn, depends on our technology leadership and our innovation to develop and design easy-to-deploy, scalable and secure solutions to address financial institutions’ unserved or under-served needs. Our results of operations also depend on the effectiveness of our customer acquisition and relationship management strategies, as well as customers’ acceptance of our transaction-based pricing model.

Our Ability to Grow Our Customer Transaction Volume

We adopt a primarily transaction-based revenue model, which allows us to grow with our customers as their businesses utilize and benefit from our solutions. To drive the growth of our customers’ transaction volume or usage of our platform, we have been focused on deepening engagement with customers by upselling our products and solutions. For example, we provide our customers with a set of tailored business services to catalyze transaction volume or usage of our platform. In addition, we promote cross-selling of products and, ultimately, platform integration of our solutions so that we become an integral part of the customer ‘s operations. Our products are flexible and easy for customers to take on either on an integrated basis or incrementally with other solutions purchased. We have also upgraded our product structure from single-module products to more comprehensive, integrated solutions, to increase customer stickiness, deepen customer engagement and drive more usage. As our customers’ transaction volume or usage of our platform increases, we are able to generate more transaction-based fee revenue. The growth of our customers’ transaction volume is also affected by other factors such as general-economic and market conditions and regulatory developments.

Our Ability to Expand Premium Customer Base and Deepen Our Customer Engagement

Our growth depends on our ability to expand and deepen customer engagement. As our market awareness increased and product portfolio expanded, starting from 2021, we shifted our customer development strategy from primarily expanding customer base to focusing on retaining and expanding premium customers base, in particular premium plus customers, and deepening our customer engagement. We had 187, 168 and 212 non-Ping An Group customers that have reached the RMB1,000,000 revenue threshold, which we categorized as premium plus customer, in 2019, 2020 and 2021, respectively. We believe expanding our premium customer base will support higher quality, more sustainable growth.

Our ability to expand and optimize our customer base depends on various factors, including the acceptance of our solutions, the success of our sales and marketing efforts, competition, the regulatory environment for financial institutions and our industry, and our ability to innovate and improve our services.

Our Ability to Manage Costs and Expenses Effectively

Our ability to manage and control our cost of revenue and operating expenses is critical to our results of operations. Our cost of revenue primarily includes fees we pay to our channel partners to generate leads for our customers, fees we pay for outsourced technology or data services, labor-related cost, and amortization of intangible assets recognized in cost of revenue, which consist of application and platform contributed by Ping An Group, internally developed application and platform, and acquired software and other intangible assets, in each case relating to revenue generation. Application and platform contributed by Ping An Group relating to revenue generation had been fully amortized by July 31, 2019. Gross profit margin for any of our particular solutions is generally lower at the earlier stage of its monetization.

We have made substantial investment in customer acquisition, research and development, and other supporting functions to support our future growth and expansion. To achieve, maintain and enhance our profitability, we plan to leverage our large customer base by cross-selling products and expanding our financial institution customer relationships to reduce selling and marketing expenses as a percentage of our revenue. We also plan to continue to leverage previous investment in technology and other infrastructure to reduce our research and development expenses as a percentage of our revenue and to further benefit from economies of scale.

Our Ability to Continue to Innovate in Technology

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

Our Ability to Continue Our Strategic Partnership with Ping An Group

Ping An Group is our strategic partner and our most important customer and supplier. We have partnered with Ping An Group to jointly develop new technology and applications, and Ping An Group provides us support in technology and infrastructure. Ping An

Group also provides us with a diverse and reliable source of real-life application scenarios to validate and prove our technology. Many of our customer insights and innovative solutions are first initiated and tested within the Ping An Group ecosystem.

We have provided a number of products and services to Ping An Group. We expect Ping An Group and its associates will continue to be our most important customers, although we may be less reliant on their revenue contributions over time. Our strategic partnership with Ping An Group has contributed to our growth significantly, and we expect it to remain important to our growth and success.

Impact of COVID-19

The emergence of a novel strain of coronavirus, later named COVID-19, has affected China and many other countries since December 2019. The COVID-19 pandemic has had, and, together with any subsequent outbreak driven by new variants of COVID-19, may continue to have, a significant impact on our operations and financial results. For example, the outbreak of COVID-19 has negatively affected our operations by delays in project implementation, on-site work, business development, client interaction and general uncertainties surrounding the extent of lockdowns and other travel restrictions imposed by China and various foreign countries, particularly in the first half of 2020. Although most travel restrictions and temporary lock-downs have eased in China and in countries in Southeast Asia, where we conduct some of our international operations remained in place as of December 31, 2021 and as of the date of this annual report.However, there have been re-occurrence of COVID-19 cases from time to time. For example, recently, there has been an increasing number of COVID-19 cases, including the COVID-19 Delta variant and Omicron variant cases, in multiple cities in China and Hong Kong and in other countries where we have operations, such as Shanghai and Shenzhen. Certain travel restrictions, work-from-home policy, city shutdown, closure of business and other limitations were imposed in various places in response to these new cases. As a result, customer usage of our solutions and our revenue have been and may continue to be adversely affected.

However, the pandemic has led more financial institutions to reevaluate their IT strategies and accelerated demand for digitalization and interest in our cloud-based solutions, as these institutions seek to optimize their operational efficiency and reduce costs. We have been proactively working with existing and new customers to provide them operation support services and assist them in their shift to cloud-based solutions amid the pandemic-related interruptions. We also launched our Gamma FinCloud in the second quarter of 2020. As we continue to deliver strong support to our customers, our revenue from operation support services increased from RMB583.0 million in 2019 to RMB1,061.4 million in 2020, and our revenue from operation support service and cloud services platform increased from RMB337.1 million in 2020 to RMB1,357.8 million in 2021.

Key Performance Indicators

Non-financial Key Performance Indicators

We regularly review the following key operating metrics to evaluate our business, measure our performance, identify trends affecting our business and assess our operational efficiency.

Number of Customers

In determining the number of customers, we treat legal entities within the same corporate group as one customer (to the extent we are aware of such relationship). Accordingly, Ping An Group, including Ping An and its subsidiaries, is treated as a single customer.

We categorize non-Ping An Group customers that have contributed revenue of at least RMB100,000 since the beginning of the applicable fiscal year as our premium customers. Furthermore, we categorize premium customers that contribute revenue of at least RMB1,000,000 since the beginning of the applicable fiscal year as our premium plus customers and have started focusing on the development of and deepening of relationship with these customers since 2021. Our premium customers and premium plus customers exclude Ping An Group but include customers that we have direct contracts with, and provide direct services to, where payments for these services have been made through contractual arrangements that we have with others, including Ping An Group.

The following tables set forth our number of customers and their revenue contribution for the respective periods:

	As of or for the year ended December 31,
	2019		2020		2021
	Number of	Revenue	Number of	Revenue	Number of	Revenue
	customers(3)	RMB	customers(3)	RMB	customers(3)	RMB	US$

		(in millions)		(in millions)		(in millions)
Ping An Group(1)	N/A	994.7	N/A	1,726.8	N/A	2,316.7	363.5
Premium Customers(2)(3)	473	1,305.8	594	1,517.3	796	1,746.5	274.1
Premium Plus	187	1,190.5	168	1,376.0	212	1564.5	245.5

Notes:

(1)

Includes 33 38, and 37 legal entities in Ping An Group in 2019, 2020 and 2021, respectively. We treat Ping An Group and its subsidiaries as a single customer because they are consolidated subsidiaries of Ping An Insurance (Group) Company of China, Ltd. Includes RMB10.5 million, RMB5.3 million, and nil in 2019, 2020 and 2021, respectively, from Guangzhou Ping An Haodai, or Haodai, a Ping An Group subsidiary. These payments were made by Haodai’s customers directly.

(2)

Includes Lufax Group, see note 5(a) to our audited consolidated financial statements included elsewhere in this annual report. In 2019, 2020 and 2021, it also includes RMB14.5 million, RMB3.2 million and nil million in relation to the lending solutions we provided to third party customers that we had direct contracts with, and provided direct services to, where payments for these services were made through contractual arrangements that we have with others, including Ping An Group.

(3)	We treat legal entities within the same corporate group as one customer (to the extent we are aware of such relationship).

Revenue Per Premium Customer

We view non-Ping An Group customers that have contributed revenue of at least RMB100,000 since the beginning of the applicable fiscal year as our premium customers. Our premium customers contributed to the majority of our total revenue. We use revenue per premium customer (consisting of both newly added premium customers and existing premium customers) to evaluate their respective expansion. Mature premium customers tend to use more products and generate higher transaction volume than new premium customers. The change of composition of premium customers may result in volatilities in revenue per premium customer.

We have added a substantial number of new premium customers in 2019, 2020 and 2021. As a result, our revenue per premium customer was RMB2.2 million in 2021, compared with RMB2.6 million in 2020 and RMB2.8 million in 2019.

Revenue Per Premium Plus Customer

We view customers with revenue contribution of at least RMB1,000,000 since the beginning of the applicable fiscal year as our premium plus customers. Since 2021, we have started to focus on the development of and deepening of relationship with premium plus customers, including by converting existing premium customers, as we believe they tend to have more sizable and stable demand for our solutions. Revenue per premium plus customer was RMB7.4 million (US$1.2 million) in 2021 compared to RMB8.2 million for the same period in 2020 as our number of premium plus customers increased in 2021. Revenue per premium plus customers was RMB8.2 million in 2020 compared to RMB6.4 million in 2019 as the number of premium customers decreased from 2019 to 2020 as we phased out certain products in 2020.

Revenue from Third-Party Customer as a Percentage of Total Revenue

We have continued to seek diversification of revenue and customers base. We use revenue from third-party customers, which refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period, as a percentage of our total revenue, to measure our customer diversification. Our revenue from third-party customers increased by 20.1% from RMB1,034.1 million in 2019 to RMB1,242.2 million in 2020, and further increased by 11.7% to RMB1,387.6 million (US$217.7 million) in 2021. Our revenue from third-party customers as a percentage of total revenue decreased from 44.4% in 2019 to 37.5% in 2020 and further to 33.6% in 2021. Our revenue from third-party customers as a percentage of total revenue decreased during the Track Record Period as a result of our launch of the Gamma FinCloud in the second quarter of 2020 for which Ping An Group has been one of the main customers during the initial development stage; transition regarding our customer focus since 2021 where we started to place a greater focus on medium and large-sized financial institutions and terminated services with certain smaller customers; change in product portfolio to phase out certain low-value products and the macro impact of COVID-19.

Net Expansion Rate

We use net expansion rate to evaluate the retention and expansion of our customer relationships on a year-on-year basis for our premium. Net expansion rate for premium customers is calculated as a fraction, the denominator of which is the revenue contribution from premium customers in one year and the numerator of which is the contribution from the same group of customers in the following year, excluding revenue contribution from customers who are no longer premium customers in the following year. Our net expansion rate in 2020 for 2019 premium customers was 84%. Benefiting from our focus on the development of and deepening of relationship with customers starting from 2021, our net expansion rate in 2021 for 2020 premium customers improved to 96%. As we continue to deepen customer engagement with premium customers, we expect that their net expansion rate will increase in the future.

Financial Key Performance Indicators

Revenue

The following table sets forth a breakdown of our revenue by segments for the periods indicated:

	For the Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Technology Solution Segment(1)(2)
Implementation	570,822	851,856	733,648	115,125
Transaction based and support revenue
- Operation support services	582,968	1,061,445	1,097,719	172,256
- Business origination services	770,893	605,733	450,597	70,709
- Risk management services	327,120	362,530	534,071	83,807
- Cloud services platform	—	314,338	1,050,179	164,796
- Post-implementation support services	36,000	55,678	49,447	7,759
- Others	40,043	57,533	182,376	28,619
Subtotal	2,327,846	3,309,113	4,098,037	643,071

Virtual Bank Business
Interest and commission	—	3,177	34,320	5,386

Total	2,327,846	3,312,290	4,132,357	648,457

Notes:

(1)

For the purpose of internal reporting and management’s operation review, we did not segregate our by product or service lines for the years ended December 31, 2019 and 2020. Hence, we only had one operating segment and do not distinguish between markets or segments for the purpose of internal reporting for such periods. In view of the increased scale of the banking business, and to help investors better understand our revenue structure, a new segment named “Virtual Bank Business” has been separated since the first quarter of 2021. The Board believes that the above changes in segment information better reflect our current market trends, as well as resource allocation and our future business development. For better comparability across periods, numbers in this section have been recast to conform with the new presentation.

(2)	Intersegment eliminations and adjustments are included under technology solution segment.

Technology Solution Segment

Our revenue from the technology solution segment consists of implementation revenue and transaction-based and support services revenue.

Implementation Revenue

Our implementation revenue primarily consists of revenue from customer-specific software development or customization services provided to our customers for the use of our platform through either cloud offerings or in the on-premise IT environment.

Transaction-Based and Support Services Revenue

Our revenue from transaction-based and support services consists of (i) revenue from business origination services, which primarily include AI Banker APP and other retail banking business origination modules under digital retail banking solution, (ii) revenue from risk management services, which primarily include intelligent risk management platform under digital banking solution, risk management platform for SME banking under digital commercial banking solution, and anti-fraud and intelligent fast claim function under digital insurance solution, (iii) revenue from operation support services, which primarily include AI customer services and roadside assistance management modules under digital insurance solution, (iv) revenue from post-implementation support services, and (v) revenue from other services, which primarily include service management platform under digital insurance solution.

Virtual Bank Business Segment

Our revenue from virtual bank business primarily consists of our interest income from our lending business of our virtual bank and fees and commission from our banking operations.

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

The following table sets forth the breakdown of cost of revenue by nature for the periods presented:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Employee benefit expenses(1)	200,843	302,377	370,445	58,131
Technology service fee	473,304	868,643	1,177,529	184,780
Technology service fee—business service fees(2)	268,345	552,799	878,099	137,793
Technology service fee—labor related costs(1)	204,959	315,844	299,430	46,987
Business origination fee(2)	291,883	251,988	276,966	43,462
Outsourcing labor costs(2)	198,537	236,207	331,383	52,001
Other costs(2)(3)	85,508	131,162	240,439	37,730
Amortization of intangible assets(4)	308,551	275,479	295,310	46,341
Amortization of application and platform contributed by Ping An Group relating to revenue generation	115,028	—	—	—
Amortization of internally developed application and platform relating to revenue generation	121,474	163,117	186,285	29,232
Amortization of acquired software and other intangible assets	72,049	112,362	109,025	17,108
Depreciation of property and equipment	2,362	2,978	3,633	570
Total	1,560,988	2,068,834	2,695,705	423,015

Notes:

(1)	Under labor related costs.
(2)	Under business service fees.
(3)	Include traveling expenses associated with revenue generation, costs of revenue associated with virtual bank operation, and others including inventory cost for sales of products and payment handling fees paid to third-party payment companies for transaction-based and support services provided to our customers. Include cost of revenue of virtual bank business totaled nil, RMB10.1 million and RMB19.9 million (US$3.1 million) in 2019, 2020 and 2021, respectively.
(4)	Include cost of revenue of virtual bank business totaled nil, RMB10.8 million and RMB18.5 million (US$2.9 million) in 2019, 2020 and 2021, respectively.

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

Such employee benefit expenses were RMB419.6 million, RMB416.8 million and RMB369.9 million (US$58.0 million) in 2019, 2020 and 2021, respectively, representing the majority of our selling and marketing expenses for the same periods.

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

General and Administrative Expenses

Our general and administrative expenses primarily include employee benefit expenses and depreciation of property and equipment. Employee benefit expenses recognized in general and administrative expenses mainly include wages, salaries and other benefits of our general management and back office employees. Employee benefit expenses were RMB367.2 million, RMB439.4million and RMB419.6 million (US$65.8 million) in 2019, 2020 and 2021, respectively, representing the largest expenses in our general and administrative expenses for the same periods. Depreciation of property and equipment recognized in general and administrative expenses mainly represents depreciation of properties and equipment which are for general and administrative use. Depreciation of property and equipment was RMB105.7 million, RMB122.9 million, and RMB116.6 million (US$18.3 million) in 2019, 2020 and 2021, respectively.

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

Other Income, Gains or Loss-Net

Our other income, net primarily includes net gain on financial assets at fair value through profit or loss and gains or losses, which reflects gains from our investments in wealth management products, and our guarantee gain or loss, which reflects the net gain or loss on our remaining guarantee exposure from our legacy credit risk management services, which we ceased offering at the end of January 2018.

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

The table below sets forth a reconciliation of our gross profit to non-IFRS gross profit and non-IPRS gross profit margin for the periods indicated:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands, except for )%
Reconciliation
Gross profit	766,858	1,243,456	1,436,651	225,442
Non-IFRS adjustment:
Amortization of intangible assets recognized in cost of revenue	308,551	293,141	297,406	46,669
Depreciation of property and equipment recognized in cost of revenue	2,362	2,978	3,633	570
Share-based compensation expenses recognized in cost of revenue	2,294	6,904	935	147
Non-IFRS gross profit	1,080,065	1,546,479	1,738,625	272,828
Non-IFRS gross profit margin	46.4%	46.7%	42.1%	42.1%

Our non-IFRS gross profit margin remained relatively stable at 46.7% in 2020, compared with 46.4% in 2019. Our non-IFRS gross profit margin further decreased to 42.1% in 2021, primarily due to changes in the mix of solutions.

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

Hong Kong

The Hong Kong income tax rate is 16.5%. Hong Kong has an anti-fragmentation measure under which a corporate group must nominate only one company in the group to benefit from the progressive rates. No Hong Kong profit tax has been levied on us as we did not have assessable profit that was earned in or derived from our Hong Kong subsidiary during the periods included in this annual report. Hong Kong does not impose a withholding tax on dividends.

Indonesia

The income tax provision in respect of our operations in Indonesia was calculated at the tax rate of 0.5% on the gross revenue for the year ended December 31, 2018 and 2019, and 25% on the taxable profits for the year ended December 31, 2020 and 22% on the taxable profits for the year ended December 31, 2021.

Singapore

The income tax provision in respect of our operations in Singapore was calculated at the tax rate of 17% on the taxable profits during the periods presented, based on the existing legislation, interpretations and practices. During the quarter ended December 31, 2019, we received an award from the Singapore Economic Development Board for a Development and Expansion Incentive that will reduce our local tax on Singapore income from a statutory rate of 17% to 5%, effective for fiscal years 2019 through 2028. No Singapore profits tax was provided for as there was no estimated taxable profits that was subject to Singapore profits tax during the years ended December 31, 2019, 2020 and 2021.

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our revenue for years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year ended December 31,
	2019		2020		2021
		% of		% of			% of
	RMB	revenue	RMB	revenue	RMB	US$	revenue
Revenue	2,327,846	100.0	3,312,290	100.0	4,132,357	648,457	100
Cost of revenue(1)	(1,560,988)	(67.1)	(2,068,834)	(625)	(2,695,706)	(423,015)	(65.2)
Gross profit	766,858	32.9	1,243,456	37.5	1,436,651	225,442	34.8
Research and development costs incurred	(1,146,940)	(49.3)	(1,349,292)	(40.7)	(1,415,305)	(222,092)	(34.2)
Less: capitalized	191,595	8.2	176,002	5.3	62,287	9,774	1.5
Research and development expenses(1)	(956,095)	(41.1)	(1,173,290)	(35.4)	(1,353,018)	(212,318)	(32.7)
Selling and marketing expenses(1)	(635,673)	(27.3)	(629,488)	(19.0)	(588,380)	(92,330)	(14.2)
General and administrative expenses(1)	(756,681)	(32.5)	(834,917)	(252)	(841,685)	(132,079)	(20.4)
Net impairment losses on financial and contract assets	(45,167)	(1.9)	(134,519)	(4.1)	(72,229)	(11,334)	(1.7)
Other income, gains or loss—net	(74,254)	(3.2)	58,432	(1.8)	13,921	2,185	0.3
Operating loss	(1,701,012)	(73.1)	(1,470,326)	(44.4)	(1,404,740)	(220,434)	(34.0)
Finance income	128,261	5.5	77,237	2.3	28,823	4,523	0.7
Finance costs	(174,831)	(7.5)	(150,363)	(4.5)	(76,637)	(12,026)	(1.9)
Finance costs—net	(46,570)	(2.0)	(73,126)	(22)	(47,814)	(7,503)	(1.2)
Share of net (losses)/gain of associate and joint venture	(14,854)	(0.6)	(7,802)	(0.2)	9,946	1,561	0.2
Loss before income tax	(1,762,436)	(75.7)	(1,551,254)	(46.8)	(1,442,608)	(226,377)	(34.9)
Income tax benefit/ (expense)	74,924	3.2	137,131	4.1	112,095	648,457	2.7
Loss for the year	(1,687,512)	(72.5)	(1,414,123)	(42.7)	(1,330,513)	(423,015)	(32.2)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenue	2,294	6,904	935	147
Research and development expenses	29,206	26,635	5,185	814
Selling and marketing expenses	25,916	21,049	2,854	448
General and administrative expenses	18,948	35,064	16,435	2,579
Total	76,364	89,652	25,409	3,987

Segment Information

The table below sets forth certain financial information of our operating segments for the years indicated:

	For the Year Ended December 31, 2019
			Intersegment
	Virtual Bank	Technology	eliminations &
	Business	Solution	adjustments	Consolidated

	(RMB in thousands)

Revenue	—	2,385,924	(58,078)	2,327,846
Cost of revenue	—	(1,619,066)	58,078	(1,560,988)
Gross profit	—	766,858	—	766,858

Research and development expenses	(8,530)	(947,565)	—	(956,095)
Selling and marketing expenses	(7,144)	(628,529)	—	(635,673)
General and administrative expenses	(87,340)	(669,341)	—	(756,681)
Net impairment losses on financial and contract assets	—	(45,167)	—	(45,167)
Other income, gains or loss-net	(138)	(74,116)	—	(74,254)
Operating loss	(103,152)	(1,597,860)	—	(1,701,012)

	For the Year Ended December 31, 2020
			Intersegment
	Virtual Bank	Technology	eliminations &
	Business	Solution	adjustments	Consolidated

	(RMB in thousands)

Revenue	3,177	3,353,903	(44,790)	3,312,290
Cost of revenue	(20,953)	(2,092,671)	44,790	(2,068,834)
Gross profit	(17,776)	1,261,232	—	1,243,456

Research and development expenses	(27,395)	(1,145,895)	—	(1,173,290)
Selling and marketing expenses	(18,622)	(610,866)	—	(629,488)
General and administrative expenses	(106,291)	(728,626)	—	(834,917)
Net impairment losses on financial and contract assets	(712)	(133,807)	—	(134,519)
Other income, gains or loss-net	7,440	50,992	—	58,432
Operating loss	(163,356)	(1,306,970)	—	(1,470,326)

	For the Year Ended December 31, 2021
					Intersegment
	Virtual Bank				eliminations &
	Business		Technology Solution		adjustments		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	in thousands
Revenue	34,320	5,386	4,098,734	643,181	(697)	(109)	4,132,357	648,457
Cost of revenue	(37,748)	(5,923)	(2,658,655)	(417,201)	697	109	(2,695,706)	(423,015)
Gross profit	(3,428)	(538)	1,440,079	225,980	—	—	1,436,651	225,442
Research and development expenses	(33,192)	(5,970)	(1,319,826)	(207,110)	—	—	(1,353,018)	(212,318)
Selling and marketing expenses	(38,042)	5,386	(550,338)	(86,360)	—	—	(588,380)	(92,330)
General and administrative expenses	(99,796)	(15,660)	(741,889)	(116,419)	—	—	(841,685)	(132,079)
Net impairment losses on financial and contract assets	(1,250)	(196)	(70,979)	(11,138)	—	—	(72,229)	(11,334)
Other income, gains or loss-net	91	14	13,830	2,170	—	—	13,921	2,185
Operating loss	(175,617)	(27,558)	(1,229,123)	(192,876)	—	—	(1,404,740)	(220,434)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue

The table below presents our revenue by type for the periods indicated and the period-on-period change, in absolute amount and by percentage.

	For the Year ended December 31,
	2020		2021		Changes
	RMB	%	RMB	%	RMB	%

	(in thousands, except )%

Technology Solution Segment(1)
Implementation revenue	851,856	25.7	733,648	17.8	(118,208)	(13.9)
Transaction‑based and support revenue
- Operation support services	1,061,445	32.0	1,097,719	26.6	36,274	3.4
- Business origination services	605,733	18.3	450,597	10.9	(155,136)	(25.6)
- Risk management services	362,530	10.9	534,071	12.9	171,541	47.3
- Cloud services platform	314,338	9.5	1,050,179	25.4	735,841	234.1
- Post-implementation support services	55,678	1.7	49,447	1.2	(6,231)	(11.2)
- Others	57,533	1.7	182,376	4.4	124,843	217.0
- Sub‑total for transaction-based and support revenue	2,457,257	74.2	3,364,389	81.4	907,132	36.9
Sub-total	3,309,113	99.9	4,098,037	99.2	788,924	23.8

Virtual Bank Business
Interest and commission	3,177	0.1	34,320	0.8	31,143	980.3

Total	3,312,290	100.0	4,132,357	100.0	820,067	24.8

Note:

(1)	Intersegment eliminations and adjustments are included under technology solution segment.

Our revenue increased by 24.8% to RMB4,132.4 million (US$648.5 million) in 2021 from RMB3,312.3 million in 2020, as a result of increased revenue from technology solution.

Technology Solution. Our revenue from technology solution increased by 23.8% to RMB4,098.0 million (US$643.1 million) in 2021 compared to RMB3,390.1 million in 2020 as a result of the increase in transaction-based and support service revenue, partially offset by the decrease in implementation revenue.

●	Our implementation revenue decreased by 13.9% to RMB733.6 million (US$115.1 million) in 2020 from RMB851,9 million in 2020, primarily due to the decrease in our implementation revenue generated from Ping An Group.
●	Our transaction-based and support services revenue increased by 36.9% to RMB3,364.4 million (US$527.9 million) in 2021 from RMB2,457.3 million in 2020, primarily due to (i) an increase of RMB735.8 million (US$115.5 million) from our revenue from cloud services platform, which was launched in the second quarter of 2020; and (ii) an increase of RMB171.5 million (US$26.9 million) from our revenue from risk management services. The increase from our revenue from cloud services platform was primarily due to business growth and increase in customers using our cloud services platforms and the increase from our revenue from risk management services was primarily due to increasing demands in risk management products such as auto insurance fast claim solution and banking related risk analytics solutions. The increase was partially offset by an decrease of RMB155.1 million (US$24.3 million) in our revenue from business origination services, primarily due to our continuous phasing out of low-value solutions and cautions among financial institutions in response to tightened regulations.

Virtual Bank Business. Our interest and commission revenue increased significantly to RMB34.3 million (US$5.4 million) in 2021 compared with RMB3.2 million in 2020, primarily due to growth of our virtual banking business.

Cost of Revenue

Our cost of revenue increased by 30.3% to RMB2,695.7 million (US$423.0 million) in 2021 from RMB2,068.8 million in 2020 as a result of increase in cost of revenue from technology solution.

Technology Resolution Segment. Our cost of revenue of technology solution increased by 29.8% to RMB2,657.2 million (US$417.0 million) in 2021 compared with RMB2,047.9 million in 2020 The increase was primarily driven by (i) an increase in business service fees, which consist of business service fees under technology service fee, business origination fee, outsourcing labor costs, and other costs, by 46.9% to RMB1,706.9 million(US$267.8 million) in 2021, compared with RMB1,162.0 million in 2020, and (ii) the increase in labor-related costs, which consist of employee benefit expense and labor-related costs under technology service fee, by 8.4% to RMB669.9 million (US$105.1 million) in 2021 compared with RMB618.2 million in 2020. The increase in business service fees was primarily driven by an 58.8% increase in business service fees under technology service fee to RMB878.1 million in 2021 (US$137.8 million) compared with RMB552.8 million in 2020, primarily related to cloud services platform. Business service fees as a percentage of revenue increased from 35.1% in 2020 to 41.7% in 2021, primarily related to the increase in our transaction-based revenue. The increase in labor related costs was primarily driven by a 22.5% increase in employee benefit expenses to RMB370.4 million (US$58.1 million) in 2021 compared to RMB302.4 million in 2020, which were primarily related to the launch of new solutions. Labor related costs as a percentage of revenue decreased from 18.7% in 2020 to 16.3% in 2021, primarily due to decrease in revenue from implementation services, which is more labor intensive compared to other solutions and services we provide. Amortization of intangible assets recognized in cost of revenue increased by 4.6% to RMB276.8 million (US$43.4 million) in 2021 compared with RMB264.7 million in 2020, primarily related to the amortization of the insurance broker license and insurance agency license we acquired in the fourth quarter of 2020, and the increased amortization of our platforms and technologies.

Virtual Bank Business. Our cost of revenue of virtual bank business increased by 83.7% to RMB38.5 million (US$6.0 million) in 2021 compared with RMB21.0 million in 2020, as a result of the rapid growth of our virtue bank’s banking business since September 2020.

Gross Profit

As a result of the foregoing, our overall gross profit increased by 15.5% to RMB1,436.7 million (US$225.4 million) in 2021 from RMB1,243.5 million in 2020. Our gross profit margin decreased to 34.8% in 2021 from 37.5% in 2020, primarily due to changes in the mix of solutions of technology solution segment. For similar reasons, our non-IFRS gross margin decreased to 42.1% in 2021 compared with 46.7% in 2020.

Operating Expenses

Research and Development Expenses

Our research and development costs incurred increased by 4.9% to RMB1,415.3 million (US$222.1 million) in 2021 compared to RMB1,349.3 million in 2020 primarily due to higher expenses for the development of our cloud services platforms and our AI customer service. The increase was driven by a 26.0% increase in technology service fee to RMB859.3 (US$134.8 million) million in 2021 from RMB682.2 million in 2020, which related to the upgrades of our platforms and research and development of our cloud services platforms and our AI customer service. Our research and development expenses increased by 15.3% to RMB1,353.0 million (US$212.3 million) in 2021 compared to RMB1,173.3 million in 2020. The difference between our research and development costs incurred and our research and development expenses realized was our capitalization of research and development costs of RMB176.0 million and RMB62.3 million (US$9.8 million) related to the development of our products/modules in 2020 and 2021, respectively. We capitalized less research and development costs in 2021 compared to 2020 because more research and development projects reached the point of commercialization in 2020 compared to 2021. Our capitalized research and development costs as a percentage of revenue decreased to 1.5% in 2021 compared to 5.3% in 2020 as we capitalized less research and development costs in 2021.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 6.5% to RMB588.4 million (US$92.3 million) in 2021 compared to RMB629.5 million in 2020, primarily due to (i) decrease in telecommunication expenses by 63.2% to RMB36.7 million (US$5.8 million) in 2021 compared to RMB99.6 million in 2020 due to tightened regulations related to marketing through text messages; and (ii) decrease in employee benefit expenses by 11.3% to RMB369.9 million (US$58.0 million) in 2021 compared to RMB416.8 million in 2020. The decrease was partially offset by significant increase in marketing and advertising fee to RMB110.8 million (US$17.4 million) in 2021 compared to RMB58.7 million in 2020, primarily due to our increased marketing campaigns as our customer gradually recovered from the impact of COVID. Our selling and marketing expenses as a percentage of revenue decreased to 14.2% in 2021 compared to 19.0% in 2020, as we benefited from economies of scale.

General and Administrative Expenses

Our general and administrative expenses slightly increased to RMB841.7 million (US$132.1 million) in 2021 compared to RMB834.9 million in 2020, primarily due to (i) significant increase in outsourcing labor costs to RMB91.4 million (US$14.3 million) in 2021 compared to RMB41.2 million in 2020 to support our business operation; and (ii) a significant increase in travelling expense to RMB20.6 million (US$3.2 million) in 2021 compared to RMB7.2 million in 2020, primarily due to less of travel restrictions in 2021 after COVID-19 was gradually controlled in China. This increase was offset by (i) a decrease in employee benefit expenses by 4.5% to RMB419.6 million (US$65.8 million) in 2021 compared to RMB439.4 million in 2020; and (ii) a decrease in others by 11.1% due to our cost optimization efforts to RMB112.6 million (US$17.7 million) in 2021 compared to RMB126.6 million in 2020, which primarily due to our cost optimization efforts. Our general and administrative expenses as a percentage of revenue decreased to 20.4% in 2021 compared to 25.2% in 2020, as we benefited from economies of scale.

Net Impairment Losses on Financial Assets

Our net impairment losses on financial assets decreased by 46.3% to RMB72.2 million (US$11.3 million) in 2021 from RMB134.5 million in 2020, primarily due to primarily due to improvement of the quality of account receivables.

Other Income, Gain— Net

Our other income decreased by 76.2% to RMB13.9 million (US$2.2 million) compared to RMB58.4 million in 2020, primarily due to decrease in net foreign exchange gain, government grants, partially offset by net loss on derivatives and guarantee gain. The decrease in net foreign exchange gain in 2021 compared with 2020 was due to fluctuation in the exchange rate RMB against U.S dollars. The decrease in government grants was due to higher subsidies related to COVID-19 granted by government in 2020. The decrease in net loss on derivatives in 2021 compared with 2020 was due to the appreciation of U.S. dollar against RMB. We incurred guarantee loss related to legacy loans in 2020. All of these legacy loans matured as of January 2020.

Finance Income

Our finance income decreased by 62.7% to RMB28.8 million (US$4.5 million) in 2021 compared to RMB77.2 million in 2020, primarily due to our lower average cash balances, as we decreased our onshore bank borrowings in 2021.

Finance Costs

Our finance costs decreased by 49.0% to RMB76.6 million (US$12.0 million) in 2021 compared to RMB150.4 million in 2020, primarily due to our lower level of onshore bank borrowing. We pledged the offshore proceeds from our previous financings for onshore bank borrowings.

Share of Net Gain (Losses) of Associate and Joint Venture

We recorded share of net income of associate and joint venture of RMB9.9 million(US$1.6 million) in 2021 while we incurred share of net loss of associate and joint venture of RMB7.8 million in 2020 as Puhui Lixin became profitable in 2021.

Loss Before Income Tax

As a result of the foregoing, our loss before income tax decreased to RMB1,442.6 million(US$226.4 million) in 2021 compared to RMB1,551.3 million in 2020.

Income Tax Benefit

Our income tax benefit decreased by 18.3% to RMB112.1 million (US$17.6 million) in 2021 compared to RMB137.1 million in 2020, primarily due to a reduction in loss before income tax.

Loss for the Year

As a result of the foregoing, our loss for the year decreased by 5.9% to RMB1,330.5 million (US$208.8 million) in 2021 from RMB1,414.1 million in 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

The table below presents our revenue by type for the periods indicated and the period-on-period change, in absolute amount and by percentage.

	Year ended December 31,
	2019		2020		Changes
	RMB	%	RMB	%	RMB	%

	(in thousands, except )%
Technology Solution Segment(1)
Implementation revenue	570,822	24.5	851,856	25.7	281,034	49.2
Transaction-based and support revenue
—Operation support services	582,968	25.0	1,061,445	32.0	478,477	82.1
—Business origination services	770,893	33.1	605,733	18.3	(165,160)	(21.4)
—Risk management services	327,120	14.1	362,530	10.9	35,410	10.8
—Cloud services platform	—	—	314,338	9.5	314,338	—
—Post-implementation support services	36,000	1.5	55,678	1.7	19,678	54.7
—Others	40,043	1.7	57,533	1.7	17,490	43.7
—Sub-total for transaction-based and support revenue	1,757,024	75.5	2,457,257	74.2	700,233	39.9
Sub-total	2,327,846	100.0	3,309,113	99.9	981,267	42.2

Virtual Bank Business
Interest and commission	—	—	3,177	0.1	3,177	—

Total	2,327,846	100.0	3,312,290	100.0	984,444	42.3

Note:

(1)	Intersegment eliminations and adjustments are included under technology solution segment.

Our revenue increased by 42.3% to RMB3,312.3 million in 2020 from RMB2,327.8 million in 2019 as a result of increase in revenue from technology solution.

Technology Solution. Our revenue from technology solution increased by 42.2% to RMB3,309.1 million in 2020from RMB2,327.8 million in 2019 as a result of increase in both implementation revenue and transaction-based and support service revenue.

●	Our implementation revenue increased by 49.2% to RMB851 9 million in 2020 from RMB570.8 million in 2019, primarily due to the increase in number of customers.
●	Our transaction-based and support services revenue increased by 39.9% to RMB2,457.3 million in 2020 from RMB1757.0 million in 2019, primarily due to (i) an increase of RMB478.5 million in our revenue from operational support services, primary from the increase in demand for AI customer service and roadside assistance; and (ii) an increase of RMB314.3 million in our revenue from cloud services platform, which was newly launched in the second quarter of 2020. The increase was partially offset by an decrease of RMB165.2 million in our revenue from business origination services, primarily due to our continuous phasing out of low-value solutions and cautions among financial institutions in response to tightened regulations.

Virtual Bank Business. Our interest and commission revenue was RMB3.2 million in 2020. We did not have interest and commission revenue in 2019 as we launched our virtual banking business for official operation since September 2020.

Cost of Revenue

Our cost of revenue increased by 32.5% to RMB2,068.8 million in 2020 from RMB1561.0 million in 2019 as a result of increase in cost of revenue from technology solution.

Technology Solution. Our cost of revenue of technology solution business increased by 31.2% to RMB2,047.9 million in 2020 from RMB1,561.0 million in 2019.The increase was primarily driven by (i) an increase in business service fees, which consist of business service fees under technology service fee, business origination fee, outsourcing labor costs, and other costs, by 37.6% to RMB1,162.0 million in 2020 from RMB844.3 million in 2019 and (ii) the increase in labor-related costs, which consist of employee benefit expenses and labor-related costs under technology service fee, by 52.3% to RMB618.2 million in 2020 from RMB405.8 million in 2019. This increase was partially offset by a 14.2% decrease in amortization of intangible assets to RMB264.7 million in 2020 from RMB308.6 million in 2019. The increase in business service fees was primarily driven by an106.0% increase in business service fees under technology service fee to RMB552.8 million in 2020 from RMB268.3 million in 2019, primarily related to AI customer service solution and cloud services platform.. Business service fees as a percentage of revenue decreased to 35.1% in 2020 from 36.3% in 2019. The increase in labor related costs was primarily driven by a 54.1% increase in labor-related costs under technology service fee to RMB315.8 million in 2020 to RMB205.0 million in 2019 and a 50.6% increase in employee benefit expenses to RMB302.4 million in 2020 from RMB200.8 million in 2019, which were primarily related to the launch of new solutions. Labor related costs as a percentage of revenue increased from 17.4% in 2019 to 18.7% in 2020, primarily due to increase in revenue percentage from implementation services which were more labor intensive and launch of new solutions. Amortization of intangible assets recognized in cost of revenue decreased by 14.2% to RMB264.7 million in 2020 from RMB308.6 million in 2019, primarily because we did not recognize amortization of software and platform contributed by Ping An Group relating to revenue generation in 2020, as it had been fully amortized by July 31, 2019.

Virtual Bank Business. Our cost of revenue of virtual bank business was RMB21.0 million in 2020, primarily related to our FinTech business before September 2020 and interests paid for our banking business since September 2020. We did not incur cost of revenue of virtual bank business in 2019 as we launched our virtual banking business for official operation since September 2020.

Gross Profit

As a result of the foregoing, our overall gross profit increased by 62.1% to RMB1,243.5 million in 2020 from RMB766.9 million in 2019. Our gross profit margin increased to 37.5% in 2020 from 32.9% in 2019, primarily due to lower channel fees related to business origination services paid to third-parties due to changes in product mix and less amortization of intangible assets. Our non-IFRS gross profit margin remained relatively stable at 46.7% in 2020 compared with 46.4% in 2019.

Operating Expenses

Research and Development Expenses

Our research and development costs incurred increased by 17.6% to RMB1,349.3 million in 2020 from RMB1,147.7 million in 2019 primarily due to higher expenses for new product development. The increase was driven by a 52.0% increase in technology service fee to RMB682.2 million in 2020 to RMB448.9 million in 2019, which related to the upgrades of our platforms and research and development of new technologies and products. Our research and development expenses increased by 22.7% to RMB1,173.3 million in 2020 from RMB956.1 million in 2019. The difference between our research and development costs incurred and our research and development expenses realized was our capitalization of research and development costs of RMB191.6 million and RMB176.0 million related to the development of our products/modules in 2019 and 2020, respectively. We capitalized less research and development costs in 2020 compared to 2019. Our capitalized research and development costs as a percentage of revenue decreased to 5.3% in 2020 compared to 8.2% in 2019, as we benefited from greater economies of scale.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 1.0% to RMB629.5 million in 2020 from RMB635.7 million in 2019, primarily due to decrease in traveling and marketing expenses by 10.1% to RMB84.4 million in 2020 from RMB93.9 million in 2019 as a result of travel restrictions imposed because of COVID-19. Our selling and marketing expenses as a percentage of revenue decreased to 19.0% in 2020 from 27.3% in 2019, as we benefited from economies of scale.

General and Administrative Expenses

Our general and administrative expenses increased by 10.3% to RMB834.9 million in 2020 from RMB756.7 million in 2019, primarily due to (i) an increase in employee benefit expenses by 19.7% to RMB439.4 million in 2020 from RMB367.2 million in 2019 as a result of our increased general and administrative employee headcount; and (ii) an increase in professional service fees by 69.1% to RMB85.4 million in 2020 from RMB50.5 million in 2019, which mainly related to business consulting. Our general and administrative expenses as a percentage of revenue decreased to 25.2% in 2020 from 32.5% in 2019, as a result of increased economies of scale.

Net Impairment Losses on Financial Assets

Our net impairment losses on financial assets increased substantially to RMB134.5 million in 2020 from RMB45.2 million in 2019, primarily due to longer turnover days of trade receivables and contract assets.

Other Income, Gains or Loss-Net

We recorded RMB58.4 million other income, net in 2020 while we recorded other loss, net of RMB74.3 million in 2019, primarily due to net foreign exchange gain in 2020, lower guarantee loss, net, and an increase in government grants, partially offset by higher net loss on derivatives. The net foreign exchange gain in 2020 compared to net foreign exchange loss in 2019 was due to the appreciation in U.S dollar. The decrease in guarantee loss was due to the lower losses from our legacy credit risk management services. The net loss on derivatives related to a forward exchange-rate product we purchased from Ping An Group.

Finance Income

Our finance income decreased by 39.8% to RMB77.2 million in 2020 from RMB128.3 million in 2019, primarily due to our lower average cash balances, as we decreased our onshore bank borrowings in 2020.

Finance Costs

Our finance costs decreased by 14.0% to RMB150.4 million in 2020 from RMB174.8 million in 2019, primarily due to our lower level of onshore bank borrowing. We pledged the offshore proceeds from our previous financings for onshore bank borrowings.

Share of Net Losses of Associate and Joint Venture

Our share of net losses of associate decreased by 47.5% to RMB7.8 million in 2020 from RMB14.9 million in 2019, due to a smaller loss from Puhui Lixin.

Loss Before Income Tax

As a result of the foregoing, our loss before income tax decreased to RMB1,551.3 million in 2020 from RMB1,762.4 million in 2019.

Income Tax Benefit

Our income tax benefit increased by 83.0% to RMB137.1 million in 2020 from RMB74.9 million in 2019, primarily because we had more deferred tax assets attributable to our increased operating loss carry-forwards in 2020.

Loss for the Year

As a result of the foregoing, our loss for the year decreased to RMB1,414.1 million in 2020 from RMB1,687.5 million in 2019.

B. Liquidity And Capital Resources

Liquidity

Our principal sources of liquidity of our technology solution segment have been cash and cash equivalents, redeemable wealth management products, bank borrowings and cash generated from financing activities. Our principal sources of liquidity of our virtual bank business segment have been customer deposits and financial investments from our virtual bank operation. As of December 31, 2021, we had cash and cash equivalents of RMB1,399.4 million (US$219.6 million), restricted cash of RMB1,060.4 million (US$166.4 million) and financial assets at fair value through profit or loss of RMB2,071.7 million (US$325.1 million). Our cash and cash equivalents primarily represent cash at banks, and our restricted cash consists primarily of pledged offshore bank deposits for onshore bank borrowings. Out of our cash and cash equivalents as of December 31, 2021, RMB72.1 million (US$11.3 million) was held in U.S. dollar, RMB554.8 million (US$87.1 million) was held in Renminbi, RMB763.1 million (US$119.8 million) was held in Hong Kong dollars, RMB7.3 million (US$1.2 million) was held in Singapore dollars, RMB473 thousand (US$74 thousand) was held in Indonesian rupiah, RMB164 thousand (US$26 thousand) was held in Malaysian ringgit, and HK$1.4 million (US$0.2 million) was held in Philippine Pesos. We closely monitor our cash balance and future payments obligations by preparing monthly management account and fund requirement reports to provide a timely overview of our overall cash position and liquidity and risk control measurements. Such reports will be reviewed by our chief financial officer and our financial controller. In addition, we have adopted a stringent cash management policy. We also regularly monitor our current and expected liquidity requirements to ensure that we maintain sufficient cash balances to meet our liquidity needs. As of December 31, 2021, our VIEs held RMB237.6 million cash and cash equivalents.

As of the date of this annual report, we had credit facilities from four banks with an aggregate unused credit capacity of RMB586.0 million (US$92.0 million).

These banks are China Merchants Bank, Bank of China, Bank of Beijing and Shenzhen High-tech Investment Small Loan Co. Ltd. We had an aggregate of committed credit of RMB686.0 million (US$107.6 million) with these five banks. As of the date of this annual report, we bad an aggregate drawn-down of RMB328.3 million (US$51.5 million) from these four banks, with maturities ranging from April 2022 to Jan 2023.

These facilities include a comprehensive credit facility agreement with Ping An Bank, which is a member of Ping An Group, with an uncommitted, revolving credit of RMB1,500 million (US$229.9 million), which is available until September 25, 2021. The interest rates under this facility will be specified in each individual credit agreement, the receipt of the loan or other credit facility certificates. As of the date of this annual report, we had drawn down RMB298.4 million (US$46.8 million) under this facility, which will mature in March 2022. This loan has been settled.

In January 2021, we entered into a facility agreement with Bank of Shanghai, with a committed revolving credit of RMB2,000 million (US$306.5 million), which is available until January 8, 2022. As of the date of this annual report, we bad drawn down RMB199.0 million (US$31.2 million) under this facility, which was mature in January 2022. This facility bears an annual interest rate of 3.3%. The loan has been settled.

The weighted average annual interest rate under our outstanding borrowings was 4.65 as of December 31, 2021. None of our credit facilities contain a material financial covenant.

We believe that taking into account the financial resources available to us, including our current cash and cash equivalents and available financing facilities, we have sufficient working capital for our present requirements and for at least the next 12 months. We may decide to expand our business through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and we may be subject to certain covenants that restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Cash Flows and Working Capital

The following table sets forth selected cash flow statement information for the periods indicated:

	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(1,817,454)	(704,145)	(404,334)	(63,449)
Net cash (used in)/generated from investing activities	570,839	1,315,725	388,435	60,954
Net cash generated from financing activities	1,754,557	1,533,838	(1,611,781)	(252,924)
Net increase/(decrease) in cash and cash equivalents	507,942	2,145,418	(1,627,680)	(255,419)
Cash and cash equivalents at the beginning of the year/period	565,027	1,077,875	3,055,194	479,427
Effects of exchange rate changes on cash and cash equivalents	4,906	(168,099)	(28,144)	(4,416)
Cash and cash equivalents at the end of year/period	1,077,875	3,055,194	1,399,370	219,592

Operating Activities

Net cash used in operating activities in 2021 was RMB404.3 million (US$63.4 million), while our loss before income tax for the same period was RMB1,442.6 million (US$226.4 million). The difference was primarily due to adjustments for non-cash and non-operating items of RMB628.5 million (US$98.6 million) and changes in working capital. The adjustments primarily include (i) depreciation and amortization of RMB438.7 million (US$68.8 million), which was primarily in relation to our software and platform; and (ii) net loss on derivatives of RMB169.5 million (US$26.5 million), which was related to a forward exchange-rate product we purchased from Ping An Group. The changes in working capital primarily reflected (i) an increase of RMB1,103.5 million (US$173.2 million) in financial assets at fair value through other comprehensive income, which was related to the loans we extended in our banking operation of virtual bank in 2021, (ii) an increase of RMB944.3 million (US$148.2 million) in our customer deposits, which were related to the deposits we received in our virtual bank business; (iii) a decrease of RMB587.0 million (US$92.1 million) in financial investments measured at amortized cost from banking operations, which was due to prepayment of loans we extended in our virtual bank business in 2020; and (iv) an increase of RMB530.1 million (US$83.2 million) in our trade and other payable due to our increased bargaining power as a result of our good credit standing.

Net cash used in operating activities in 2020 was RMB704.1 million, while our loss before income tax for the same period was RMB1,551.3 million. The difference was primarily due to adjustments for non-cash and non-operating items of RMB727.8 million and changes in working capital. The adjustments primarily include (i) depreciation and amortization of RMB421.2 million, which was primarily in relation to our software and platform; and (ii) net loss on derivatives of RMB281.7, which was related to a forward exchange-rate product we purchased from Ping An Group, partially offset by an exchange gain of RMB285.7 million, which was due to the appreciation in U.S dollar in 2020. The changes in working capital primarily reflected (i) an increase of RMB602.3 million in our financial investments measured at amortized cost from banking operations, which was related to our virtual bank business; (ii) an increase of RMB451.7 million in our trade and other payable as a result of growth in our business; and (iii) an increase of RMB405.9 million in customer deposits, which was related to our virtual bank business.

Net cash used in operating activities in 2019 was RMB1,817.5 million, while our loss before income tax for the same period was RMB1,762.4 million. The difference was primarily due to adjustment for non-cash and non-operating items of RMB742.8 million, primarily including adding back depreciation and amortization of RMB459.9 million, which was primarily in relation to our software and platform, and changes in working capital. The changes in working capital primarily reflected (i) an increase of RMB445.6 million in our trade receivables as a result of our overall business growth and longer payment periods, and (ii) an decrease of RMB358.8 million in our trade and other payables as a result of growth in our business.

Investing Activities

Net cash generated from investing activities in 2021 was RMB388.4 million (US$61.0 million) primarily due to (i) our proceeds from sale of financial assets at fair value through profit or loss of RMB7,020.0 million (US$1,101.6 million), which related to our cash management activities; (ii) refund of restricted cash, net of RMB1206.6 million (US$189.3 million) in relation to release of the pledge of offshore proceeds from our previous financings due to the decrease in our onshore bank borrowings. The cash inflows were partially offset by our payment for financial assets at fair value through profit or loss of RMB7,577.7 million (US$1,189.1 million).

Net cash generated from investing activities in 2020 was RMB1,315.7 million primarily due to (i) our proceeds from sale of financial assets at fair value through profit or loss of RMB8,648.0 million, which related to our cash management activities; (ii) refund of restricted cash, net of RMB1,064.8 million in relation to the pledge of offshore proceeds from our previous financings for onshore bank borrowings. The cash inflows were partially offset by our payment for financial assets at fair value through profit or loss of RMB8,433.1 million.

Net cash generated from investing activities in 2019 was RMB570.8 million primarily due to our proceeds from sale of financial assets at fair value through profit or loss of RMB6,693.1 million, which related to our cash management activities, and a refund of restricted cash of RMB708.1 million in relation to the pledge of offshore proceeds from our previous financings for onshore bank borrowings, which were partially offset by our payment for financial assets at fair value through profit or loss of RMB5,808.5 million, payment for financial assets at fair value through other comprehensive income of RMB388.4 million, and payment for acquisition of subsidiary, net of cash acquired of RMB270.8 million in relation to our acquisitions of Beijing BER and View Foundation, payment for intangible assets of RMB216.7 million, and a capital investment of RMB100.0 million we made in Puhui Lixin.

Financing Activities

Net cash used from financing activities 2021 was RMB1,611.8 million (US$252.9 million), primarily due to RMB2,376.9 (US$373.0 million) of repayments of short-term borrowings. This cash outflow was partially offset by RMB912.9 million (US$143.3 million) for proceeds from short-term borrowings.

Net cash generated from financing activities 2020 was RMB1,533.8 million, primarily due to cash inflow of RMB2,722.4 million for proceeds from issuance of ordinary shares in our follow-on offering and RMB2,257 million for proceeds from short-term borrowings. This cash inflow was partially offset by RMB3,177.2 million for repayments of short-term borrowings and related interest payment of RMB142.6 million.

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

Capital Expenditures

Our capital expenditures were RMB314.5 million, RMB265.2 million and RMB128.0 million for 2019, 2020 and 2021. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. We will continue to make capital expenditures to meet the needs of the expected growth of our business.

Holding Company Structure

OneConnect Financial Technology Co., Ltd.’s are a holding company with no material operations of its own. We conduct our operations in China primarily through our VIEs and their subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, OneConnect Financial Technology Co., Ltd.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by our PRC VIEs and their subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to OneConnect Financial Technology Co., Ltd. In addition, our PRC subsidiaries and VIEs and their subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements in conformity with IFRS as issued by the IASB requires the use of certain critical accounting estimates and also requires us to exercise judgments in the process of applying our accounting policies. We evaluate our estimates and judgments on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies.

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

Subsequent to initial recognition, the guarantee liabilities are measured at the higher of the amount determined in accordance with the expected credit loss model under IFRS 9 Financial Instruments and the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15 Revenue from Contracts with Customers. The measurement of the expected credit loss of the underlying guaranteed loans takes into account our historical loss record and those of other comparable companies in the market/industry, current and forward looking economics conditions. During the years ended December 31, 2020 and 2021, the measurement of financial guarantee liability does not have a significant effect on our financial statements as relevant transaction has decreased due to Ceased Lending Solution Contracts.

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

Our management considers that no impairment charge was required after performing the impairment assessment for the years ended December 31, 2019, 2020 and 2021.

Allocation of amortization of intangible assets between cost of revenue and research and development expenses

Our intangible assets are mainly used in provision of services to customers and therefore our amortization is recognized as cost of revenue, except that platform and application with an original cost of RMB690,910,000 contributed by Ping An Group has been used in the provision of services to customers and concurrently been used as the foundation to research and develop new or upgraded products and services. With the assistance of a third party valuation firm, the original cost of RMB690,910,000 of platform and application contributed by Ping An Group is split between two components. The first component of RMB591,640,000 is arrived at based on a discounted cash flow valuation assuming that we had obtained the license to use the platform but had not obtained intellectual property rights of the platform and thus no revenue would be generated from new products in the future. The other component of RMB99,270,000 is considered as the value related to the potential of intellectual property rights (such as software codes) which are to be used in research and development activities. The amortization of platform and application with an original cost of RMB690,910,000 contributed by Ping An Group is then allocated to cost of revenue and research and development expenses based on the ratio of the above two components. Significant judgement, in particular the disaggregation of cash flow between the two components, has been made in arriving at the valuation of these two components based on which the related amortization is allocated to cost of revenue and research and development expenses. During the years ended December 31, 2020 and 2021, the allocation of amortization does not have a significant effect on our financial statements as the application and platform contributed by Ping An Group had been fully amortized in July 2019.

Capitalization of Development Costs

Costs incurred in upgrading existing application and platform (primarily relating to upgrade of the existing features or additions of new features/modules) and developing new application and platform are capitalized as intangible assets when recognition criteria are fulfilled. Our management has applied judgement in determining that the recognition criteria required for capitalization of such costs had been met, including whether it is technical feasible to complete the application and platform, and whether the application and platform under development will generate probable future economic benefits based on the historical experience of the existing products and the prospects of the markets. Any severe change in market performance or technology advancement will have an impact on the development costs capitalized.

Recognition of share-based compensation expenses

Equity-settled share-based compensation schemes were established for the employees. Our directors have used the Binomial option-pricing model to determine the grant date fair value of the options or restricted shares granted to employees, which is to be expensed over the vesting period. Significant estimate on assumptions, such as the underlying equity value, risk-free interest rate, expected volatility and dividend yield, is required to be made by our directors in applying the Binomial option-pricing model. In addition, we are required to estimate the percentage of grantees that will remain in employment with us and if the performance conditions for vesting will be met at the end of the vesting period. We only recognize an expense for those share options or restricted shares expected to vest over the vesting period.

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

The deferred tax assets recognized for the years ended December 31, 2019 and 2020 and 2021 were mainly come from the major operating companies in Mainland China, which are eligible for preferential tax policies applicable for the qualification of “High and New Technology Enterprise”, being entitled to a preferential income tax rate of 15% and the number of years that deductible tax losses can be utilized is extended to 10-year.

The carrying amount and reliability of deferred tax assets were reviewed periodically at the end of each reporting period by comparing forecasted taxable profits in prior period to actual results in the current period and comparing revenue growth rate and profit margin in the current year forecast to historical results and industry trends.

Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact current income tax and deferred income tax in the period in which such determination is made.

Impairment of Financial Assets Measured at Amortized Costs

We apply expected credit losses model in measuring impairment of trade receivables, contract assets. The expected loss rates are based on our past loss experiences, existing market conditions as well as forward looking estimates at the end of each reporting periods.

Impact of Recently Issued Accounting Standards

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements included elsewhere in this annual report.

ITEM 6.   DIRECTORS, SENIOR MANANGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Wangchun Ye	67	Chairman of the Board of Directors
Chongfeng Shen	51	Director and Chief Executive Officer
Rong Chen	53	Director and Co-General Manager
Sin Yin Tan	45	Director
Wenwei Dou	56	Director
Min Zhu	43	Director
Wenjun Wang	54	Director
Yaolin Zhang	64	Independent Director
Tianruo Pu	53	Independent Director
Wing Kin Anthony Chow	71	Independent Director
Ernest Ip	61	Independent Director
Runzhong Huang	49	Executive Vice President
Yongtao Luo	47	Chief Financial Officer
Yimming Fei	43	Board Secretary

Dr. Wangchun Ye is currently our chairman of the board. Dr. Ye joined our Group in 2015 as chairman of the board of directors of Shanghai OneConnect before becoming chief executive officer in 2016. He then served as the chairman of the Board since June 2018 and was appointed as a Director in October 2017. Dr. Ye is mainly responsible for our Group’s overall business strategy, talent cultivation and major customer relationships. Dr. Ye has more than 40 years of experience in finance and banking. Dr. Ye joined Ping An Group in March 2007. He served as a vice president and an advisor to the leadership office of the head office of Ping An Bank, a company listed on the Shenzhen Stock Exchange (stock code: 000001), from March 2007 to November 2015. Prior to joining Ping An Group, Dr. Ye served as the general manager of both the business department and human resources and training department followed by serving as the general officer of the head office of Huaxia Bank Co., Limited from November 1999 to March 2007. From May 1984 to November 1999, Dr. Ye served in various senior management positions at different regional branches of the Industrial and Commercial Bank of China, including as vice president of Wuhan branch, head of the planning department of Hubei provincial branch, president of Jingmen branch, vice president of Jingmen branch, office manager of Jingzhou central branch and vice president of Honghu branch. From March 1973 to May 1984, Dr. Ye successively served as a credit loan officer and a vice office manager at a local branch of the PBOC, where he was responsible for credit and fund settlement management. Dr. Ye received his doctorate degree in management science and engineering from Huazhong University of Science and Technology, China in June 2001.

Mr. Chongfeng Shen joined us in October 2021 and is currently our chief executive officer and our director. Mr. Shen is mainly responsible for our Group’s day-to-day management. Prior to joining us, Mr. Shen worked at Kingdee Software (China) Co., Ltd. (“Kingdee China”) from November 1998 to October 2021, where he successively served as a department manager of Shenzhen Branch, the general manager of Dongguan Branch, the general manager of Shenzhen Branch, the general manager of South China, and a senior vice president, the president and the rotating president of Kingdee China. Mr. Shen has rich experience in business management. Before joining Kingdee China, Mr. Shen was a lecturer at Changchun University of Science and Technology, China (now known as Jilin University). Mr. Shen received his bachelor ‘s degree in engineering from Changchun College of Geology, China (now known as Jilin University) in July 1992 and his master ‘s degree in engineering from Changchun University of Science and Technology, China (now known as Jilin University) in July 1996.

Ms. Rong Chen joined us in September 2017 and is currently our co-general manager and director. Ms. Chen has served as the vice chairman of OneConnect Bank since 2019. Ms. Chen is mainly responsible for overseeing our business in the southern and western regions of the PRC and Hong Kong. Prior to joining us, Ms. Chen served as an executive vice president of Ping An Bank from April 2014 to September 2017, and as the chief financial officer of Ping An Bank from September 2016 to September 2017. Prior to that, Ms. Chen served as the assistant to the president of Ping An Bank from January 2012 to March 2014. From July 1993 to January 2012, Ms. Chen served in various senior management positions at Shenzhen Development Bank Co., Ltd. (as the predecessor of Ping An Bank), including as the chief operating officer, chief internal auditor, executive director of credit risk, and the president of the Shenzhen branch. Ms. Chen received her master ‘s degree in business economics from Zhongnan University of Economics and Law, China (formerly known as Zhongnan University of Economics) in June 1993.

Ms. Sin Yin Tan joined us in December 2015 as a director of Shanghai OneConnect and has served as our non-executive Director since October 2017. She has also been serving as a director of OneConnect Financial Technology (Singapore) Co. Pte. Ltd., a wholly-owned subsidiary of the Company, since March 2018. Ms. Tan is mainly responsible for providing professional opinion and judgment to the Board. Ms. Tan is currently the co-chief executive officer and executive board director of Ping An, a company listed on both the Hong Kong Stock Exchange (stock code: 2318) and Shanghai Stock Exchange (stock code: 601318), overseeing Ping An’s technology businesses and digital innovation. She is a standing member of Ping An Group’s executive management committee and investment management committee across the insurance, banking, investment and technology businesses. Ms. Tan also serves on the board for various subsidiaries and associates of Ping An, including Ping An Good Doctor, a company listed on the Hong Kong Stock Exchange (stock code: 1833), Ping An Bank, Ping An Life Insurance Company of China, Ltd. and Ping An Property and Casualty Insurance Company of China, Ltd. Between December 2014 and January 2021, Ms. Tan served as a director of Lufax Holding Ltd, a company listed on the NYSE (stock code: LU). Before joining Ping An Group, Ms. Tan was a global partner at McKinsey & Company, and served clients in the United States and Asia for over 10 years. Ms. Tan received her master ‘s degree from Massachusetts Institute of Technology, United States in electrical engineering and computer science in June 2000, and received two bachelor degrees in electrical science and engineering, and in economics from Massachusetts Institute of Technology, United States in June 2000.

Mr. Wenwei Dou joined us in October 2017 as a director. Mr. Dou has also served as a director of Shenzhen OneConnect since December 2017. Mr. Dou is mainly responsible for providing professional opinion and judgment to the Board. Mr. Dou also serves as a director in various entities within the Ping An HealthKonnect group and as a director or supervisor within the Lufax Group. Between October 2017 and February 2020, Mr. Dou served as a non-executive director of Ping An Good Doctor. Mr. Dou joined Ping An Group in April 1997, and had served in various legal and compliance positions since then. Mr. Dou received his bachelor ‘s degree and master’s degree in law from Jilin University, China in July 1989 and May 1994, respectively.

Mr. Min Zhu has served as our director since January 2018. Mr. Zhu is mainly responsible for providing professional opinion and judgment to the Board. Mr. Zhu has more than ten years of experience in financial services and investment. Mr. Zhu also serves as chief executive officer and director of BYFIN Co., Limited since September 2018, and chief executive officer and director of BYFX Global Co., Ltd. since November 2017. Prior to that, Mr. Zhu served as the chief executive officer and director of BYFX HK Co., Ltd. from December 2015 to August 2018 and July 2019, respectively, and he also served in various directorships and senior management positions at SBI Holdings, Inc., Suzhou Yian Biotech Co., Ltd., SBI (China) Co., Ltd., SBI Investment Co., Ltd. and SBI Asset Management Co., Ltd from October 2008 to December 2013. Mr. Zhu received his bachelor ‘s degree of economics in international trade (Japanese) from the Shanghai International Studies University, China in July 2001, and his master ‘s degree in business administration from Hosei University, Japan in March 2004.

Ms. Wenjun Wang has served as our director since November 2021, after having previously served as our Director between October 2017 and June 2019. Ms. Wang joined our Group in September 2017 as a director of Shenzhen OneConnect. Ms. Wang is mainly responsible for providing professional opinion and judgment to the Board. Ms. Wang joined Ping An Group in 1996 and has been serving as a general manager of the head office of Ping An Bank since January 2017. She successively served as the deputy head of office, deputy general manager of human resources center and general manager of staff service management of Ping An Group from June 1996 to March 2011, and also served as the employee representative supervisor from May 2006 to March 2011. Ms. Wang served as the head of the party-community working group of Ping An Bank since March 2011, and also a general manager of the security department of Ping An Bank from April 2013 to November 2016. Ms. Wang received her bachelor ‘s degree of arts in English from Shanghai International Studies University, China in July 1989 and her master ‘s degree of public administration from Xi’an Jiaotong University, China in June 2006. Ms. Wang obtained an economics professional qualification (intermediate) from the Shenzhen position management office, China (now known as Shenzhen Human Resources and Social Security Bureau, China) in November 1997.

Dr. Yaolin Zhang has served as our independent director since February 2019. Dr. Zhang is mainly responsible for providing independent opinion and judgment to the Board. Dr. Zhang has more than 30 years of experience in finance and banking. Dr. Zhang has served as chairman of the board of directors and chief executive officer of Shenzhen Ya Zhi Mei Ju Information Technology Co., Ltd. since February 2019. Dr. Zhang has also served as an independent director of the Bank of Ningxia Co., Ltd. since December 2019, an independent director of Dongguan Trust Co., Ltd. since August 2019 and as an independent director of Bank of Luoyang Co., Ltd. since August 2017. Dr. Zhang was the person responsible for the establishment of the Shenzhen branch of Shanghai Pudong Development Bank (“SPD Bank”), and served as president of the branch from August 2010 to May 2015. Prior to that, Dr. Zhang served as a vice president of Ping An Bank from November 2008 to August 2010. From June 1998 to October 2008, Dr. Zhang served in various positions in SPD Bank, including as vice president and president of the Guangzhou branch and vice president of SPD Bank. From July 1987 to June 1998, Dr. Zhang also served in various management positions at China Construction Bank. Dr. Zhang received his bachelor ‘s degree of science in physics from Fudan University, China in October 1982, his master ‘s degree in economics from Wuhan University, China in August 1987, his doctorate degree in law from Wuhan University, China in June 1996, and his executive master of business administration degree from the China Europe International Business School, China in June 2007.

Mr. Tianruo Pu has served as our independent director since September 2019. Mr. Pu is mainly responsible for providing independent opinion and judgment to the Board. Mr. Pu currently serves as an independent director of various listed companies, including Autohome Inc. listed on the Hong Kong Stock Exchange (stock code: 2518) and the NYSE (stock code: ATHM), since December 2016, and 3SBio Inc. listed on the Hong Kong Stock Exchange (stock code: 1530), since May 2015. Previously, Mr. Pu served as a director of various companies listed on the NYSE or NASDAQ, including Renren Inc. (NYSE: RENN) from December 2016 to July 2020, Kaixin Auto Holdings (NASDAQ: KXIN) from April 2019 to July 2020, Luckin Coffee Inc. (NASDAQ: LK) from March 2020 to June 2020 and JMU Limited (now known as Mercurity Fintech Holding Inc.) (formerly NASDAQ: JMU; now NASDAQ: MFH) from April 2015 to November 2019. Mr. Pu has extensive work experience in finance and accounting in both the United States and China. Mr. Pu served as the chief financial officer of various companies, including Zhaopin Ltd (formerly NYSE: ZPIN) from 2016 to 2018, UTStarcom Holdings Corp. (NASDAQ: UTSI) from 2012 to 2014 and China Nuokang Bio-Pharmaceutical Inc. (formerly NASDAQ: NKBP) from 2008 to 2012. Mr. Pu received his bachelor’s degree of arts in diplomatic english from China Foreign Affairs University, China in July 1991, his master ‘s degree of science in accounting from the University of Illinois, United States in May 1996 and his master ‘s degree in business administration from the J. L. Kellogg Graduate School of Management at Northwestern University, United States, in June 2000.

Mr. Wing Kin Anthony Chow has served as our independent director since October 2020. Mr. Chow is mainly responsible for providing independent opinion and judgment to the Board. Mr. Chow has been serving as a non-executive director of Kingmaker Footwear Holdings Ltd., a company listed on the Hong Kong Stock Exchange (stock code: 1170), since May 1994, an independent non-executive director of MTR Corporation Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0066), since May 2016, an independent non- executive director of S.F. Holding Co., Ltd, a company listed on the Shenzhen Stock Exchange (stock code: 2352), since December 2016, an independent non-executive director of Ping An Good Doctor since May 2018 and an independent non-executive director of Beijing North Star Company Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0588), since May 2021. Mr. Chow is a solicitor admitted to practice in Hong Kong and England and Wales. He has been a practicing solicitor in Hong Kong for more than 40 years and is the senior consultant of Messrs. Guantao & Chow Solicitors and Notaries and the global chairman of Beijing Guantao Law Firm. Mr. Chow is a China-appointed attesting officer. He is also a member of The National Committee of the Chinese People’s Political Consultative Conference. Mr. Chow was the president of The Law Society of Hong Kong from 1997 to 2000, chairman of the Process Review Panel for the SFC from 2006 to 2012 and chairman of Process Review Panel for the Financial Reporting Council from 2015 to 2020. Mr. Chow was awarded the Justice of the Peace in 1998 and the Silver Bauhinia Star medal in 2003 by the Hong Kong Special Administrative Region. He was also awarded the Honorary Fellowship of the Hong Kong Institute of Education in 2010, the Honorary Fellowship of King’s College London in July 2013, the Roll of Honor by the Law Society of Hong Kong in 2015, Doctor of Social Science honoris causa of Hong Kong Metropolitan University (formerly known as The Open University of Hong Kong) in December 2018, and Doctor of Laws honoris causa of The Hong Kong University of Science and Technology in November 2021.

Mr. Ernest Ip has has served as our independent director since November 2021. Mr. Ip is mainly responsible for providing independent opinion and judgment to the Board. Mr. Ip has over 35 years of experience in accounting and auditing. Mr. Ip has been serving as the group chief financial officer of the Fung Group since 2019, which comprises, among others, Li & Fung Limited, a company formerly listed on the Hong Kong Stock Exchange (stock code: 0494), Fung (1937) Management Limited and Convenience Retail Asia Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0831). Mr. Ip is also serving as an independent director of OneConnect Bank, since August 2021, and an independent non-executive director of Media Chinese International Limited, a company listed on both the Hong Kong Stock Exchange (stock code: 0685) and Bursa Malaysia Securities Berhad (stock code: 5090), since July 2021. Prior to joining the Fung Group, Mr. Ip was a partner at PricewaterhouseCoopers Limited from 1993 until his retirement in 2019. Mr. Ip holds several key positions in regulatory authorities and business associations. Currently, Mr. Ip is a member of the Takeovers & Mergers Panel of the SFC and the Takeovers Appeal Committee of the SFC, and the president of the Hong Kong Business Accountants Association. He is also a vice president of the Council for the Promotion of Guangdong-Hong Kong-Macao cooperation and a senior advisor of Accounting Professional Committee for Hong Kong region of the Council for the Promotion of Guangdong-Hong Kong-Macao cooperation. He was the Listing Committee member of the Hong Kong Stock Exchange from 2003 to 2009 and a member of the Dual Filing Advisory Group of the SFC from 2008 to 2014. Mr. Ip graduated with a professional diploma in accountancy from the accounting faculty of the Hong Kong Polytechnic, Hong Kong (now known as Hong Kong Polytechnic University) in November 1984. Mr. Ip has been a fellow member of the Association of Chartered Certified Accountants since February 1992, a member of the Hong Kong Institute of Certified Public Accountants since December 1994 and a fellow member of the Certified Practising Accountant Australia since February 2012.

Dr. Runzhong Huang joined our Group in March 2019 and is currently our executive vice president. Dr. Huang is mainly responsible for overseeing our business in the northern and eastern regions of the PRC. Dr. Huang has also been serving as the chairman of the supervisory committee of Shenzhen OneConnect since January 2019 and represented Shenzhen OneConnect as the secretary-general of the Internet Finance Association of Small and Medium-sized Banks (Shenzhen) since April 2019. From July 2016 to December 2018, Dr. Huang served as the secretary-general of the China Banking Association. From October 2014 to July 2016, Dr. Huang served as a supervisor on the board of The Export-Import Bank of China. Prior to that, Dr. Huang worked for the National Audit Office of the PRC from August 2011 to October 2014 and the China Banking and Insurance Regulatory Commission from September 2003 to August 2011. Dr. Huang received his bachelor ‘s degree in law from the China Youth University of Political Studies, China in July 1994, a master ‘s degree in economics from Renmin University of China, China in January 2000, and a doctorate degree in economics from Peking University, China in June 2003.

Mr. Yongtao Luo joined us in April 2021 and is currently our chief financial officer. Mr. Luo is mainly responsible for the Company’s finance and planning. Mr. Luo served as a chairman of the board of directors of Ping An Basic Industry Investment Fund Management Company from 2019 to 2021. Prior to joining our Company, Mr. Luo successively served in various positions at Ping An Annuity Insurance Company, including as vice president, the chief financial officer, the chief actuary, the board secretary, and as the general manager of the corporate planning actuarial department from February 2010 to April 2021. Mr. Luo received a bachelor ‘s degree of science in probability and statistics with honors from the School of Mathematics, Peking University, China in July 1997, and a master ‘s degree of science in actuarial and management sciences with honors from the University of Manitoba, Canada in October 2000. Mr. Luo is a fellow of the Society of Actuaries since August 2004, the Canadian Institute of Actuaries since December 2005, and the China Association of Actuaries since January 2008.

Mr. Yiming Fei joined us in December 2017 and is currently our board secretary and joint company secretary. Mr. Fei is mainly responsible for corporate governance management and overseeing our digital commercial banking segment. Mr. Fei also serves as the board secretary and vice general manager of Shenzhen OneConnect. Mr. Fei was our acting board secretary from March 2018 to August 2020 and the chief strategy officer of Shanghai OneConnect from December 2017 to June 2019. Mr. Fei has over 15 years of experience in finance, banking and business management. Before joining us, Mr. Fei served as the chief strategy officer and head of financial markets at the Bank of Langfang Co., Ltd. from October 2013 to December 2017. Mr. Fei also served as the chairman at Xianghe Yiming Village Bank from February 2017 to December 2017. Mr. Fei served as the director of wealth management department at UBS Securities Co., Limited from March 2013 to September 2013. Prior to that, Mr. Fei served at McKinsey & Company from November 2004 to February 2013 as an associate principal. Mr. Fei also served as an assistant vice president of institutional banking and worked at the Hongkong and Shanghai Banking Corporation Limited from July 2001 to November 2004. Mr. Fei received his bachelor degree of science in management information system from Fudan University, China in July 2001. Mr. Fei became a Chartered Financial Analyst in September 2006.

Compensation

In 2021, we paid an aggregate of approximately RMB28.4 million (US$4.5 million) in cash to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, employment injury insurance, maternity insurance and other statutory benefits and a housing provident fund.

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

In addition, each executive officer (except our chairman of the board Wangchun Ye for the reason of employment after retirement) has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and under certain circumstances, for certain additional periods as we shall determine upon the termination of the employment. Specifically, each executive officer has agreed not to (i) assume employment with or provide services to any of our competitors, whether as full-time or part-time, or engage in, whether as principal, partner, shareholder or otherwise, any business competing with us; or (ii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination.

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

The ordinary shares that can be issued under the 2020 Plan is 66,171,600. As of February 28, 2022, there were 29,464,112 ordinary shares underlying the outstanding grants under the 2020 Plan.

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

The following table summarizes, as of February 28, 2022, the awards issued under the 2020 Plan to our directors, executive officers and other grantees.

	Ordinary Shares
	Underlying
	Outstanding
	Options/Performance	Exercise Price		Date of
Name	Share	(RMB/Share)	Date of Grant	Expiration
Wangchun Ye	*	1.33	November 7, 2017	November 6, 2027
		2.00	October 12, 2021	October 11, 2031
	*(1)	NA	October 12, 2021	October 11, 2031
Rong Chen	*	2.00	November 7, 2017	November 6, 2027
	*(1)	NA	October 12, 2021	October 11, 2031
Runzhong Huang	*	52.00	June 1, 2019	May 31, 2029
	*(1)	NA	June 21, 2021	June 20, 2031
	*(1)	NA	October 12, 2021	October 11, 2031
Yiming Fei	*	2.00	November 7, 2017	November 6, 2027
	*	52.00	June 1, 2019	May 31, 2029
	*(1)	NA	June 21, 2021	June 20, 2031
	*(1)	NA	June 25, 2021	June 24, 2031
Yongtao Luo	*(1)	NA	October 12, 2021	October 11, 2031
Other grantees	11,121,519	From 1.33 to 52.00	From November 7, 2017 to July 26, 2019	From November 6, 2027 to July 25, 2029
	13,402,799(1)	NA	From September 10, 2019 to January2, 2022	From September 9, 2029 to January 1, 2032
*	Less than 1% of our total outstanding shares.
(1)	Performance share units.

B. Board Practice Board of Directors

Our board of directors consists of eleven directors, including four independent directors, namely Yaolin Zhang, Tianruo Pu, Wing Kin Anthony Chow and Ernest Ip. A director is not required to hold any shares in our company by way of qualification. The Corporate Governance Rules of the New York Stock Exchange generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the New York Stock Exchange permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exemption and do not have a majority of independent directors serving on our Board of Directors.

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

Audit Committee. Our audit committee consists of Tianruo Pu, Wing Kin Anthony Chow and Ernest Ip. Tianruo Pu is the chairman of our audit committee. We have determined that Tianruo Pu, Wing Kin Anthony Chow and Ernest Ip each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Tianruo Pu and Ernest Ip qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

● appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

● reviewing with the independent auditors any audit problems or difficulties and management’s response;

● discussing the annual audited financial statements with management and the independent auditors;

● reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

● reviewing and approving all proposed related party transactions;

● meeting separately and periodically with management and the independent auditors; and

● monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation and Nomination Committee. Our compensation and nomination committee consists of Yaolin Zhang, Rong Chen and Wing Kin Anthony Chow. Yaolin Zhang is the chairman of our compensation and nomination committee. We have determined that Yaolin Zhang and Wing Kin Anthony Chow each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation and nomination committee assists the board in (i) reviewing and approving the compensation plan, including all forms of compensation, relating to our directors and executive officers, (ii) selecting individuals qualified to become our directors, and (iii) determining the composition of the board and its committees. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation and nomination committee is responsible for, among other things:

● reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

● reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

● reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements;

● selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management;

● selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

● reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity; and

● monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

● convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

● declaring dividends and distributions;

● appointing officers and determining the term of office of the officers;

● exercising the borrowing powers of our company and mortgaging the property of our company; and

● approving the transfer of shares in our company, including the registration of such shares in our share register.

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

C. Employees

The following table sets forth the number of our employees by function as of December 31, 2021.

Function
Research and Development	2,050
Business Operations	437
Sales and Marketing	983
General Administration	382
Total	3,842

As of December 31, 2019, 2020 and 2021, we had 3,631, 3,597 and 3,842 employees, respectively. Among these employees, as of December 31, 2021, 306 employees were based outside of China. A large number of our employees had prior experience in technology companies or financial institutions.

We enter into standard labor contracts with our full-time employees. We also enter into non-compete and confidentiality agreements with certain employees. Such non-compete provisions apply based on the importance of the positions and other relevant factors.

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

As of the date of this annual report, we did not experience any strikes or major disputes with our employees. We believe that we have maintained a good working relationships with our employees.

D. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2022:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,169,980,653 ordinary shares issued and outstanding as of the date of February 28, 2022.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days as of February 28, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares
Beneficially Owned
	Number	%
Directors and Executive Officers*:
Wangchun Ye	—	—
Rong Chen	*	*
Sin Yin Tan	*	*
Wenwei Dou	*	*
Wenjun Wang	*	*
Chongfeng Shen	—	—
Min Zhu	*	*
Yaolin Zhang	*	*
Tianruo Pu	*	*
Wing Kin Anthony Chow	*	*
Ernest Ip	*	*
Runzhong Huang	*	*
Yongtao Luo	—	—
Yiming Fei	*	*
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
Rong Chang Limited(1)	378,722,187	32.4%
Bo Yu Limited(2)	356,077,356	30.4%
Sen Rong Limited(3)	188,061,642	16.1%
SBI StellarS and its affiliated entities(4)	59,333,322	5.1%
*

Except as otherwise indicated below, the business address of our directors and executive officers is 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, People’s Republic of China. For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares issued and outstanding and the number of shares such person or group has the right to acquire upon exercise of an option, warrant or other right within 60 days from February 28, 2021. The total number of ordinary shares issued and outstanding as of February 28, 2022 is 1,169,980,653.

(1)

The number of ordinary shares beneficially owned represents (i) 190,660,545 ordinary shares held of record by Rong Chang Limited, or Rong Chang, and (ii) 188,061,642 ordinary shares held of record by Sen Rong Limited, or Sen Rong, as reported in the Schedule 13G filed by Rong Chang, among others, on February 14, 2022.

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

The registered business address of Rong Chang Limited is the office of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. Rong Chang Limited is a company directly held by two individuals, Ms. Wenjun Wangm (who is our director) and Mr. Wenwei Dou (who is our director and a senior attorney in Ping An Insurance (Group) Company of China, Ltd.), as nominee shareholders to hold the shares of Rong Chang Limited on behalf of certain senior employees of Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries or associates, or the RC Beneficiaries. The RC Beneficiaries include certain directors of Ping An and five of our directors, namely Dr. Wangchun Ye, Ms. Rong Chen, Ms. Sin Yin Tan, Mr. Wenwei Dou and Ms. Wenjun Wang. The nominee shareholders act upon, and vote and pass shareholders’ resolutions in relation to the matters of Rong Chang Limited in accordance with, instructions from a five-

person management committee, or the RC Management Committee. The five members of the RC Management Committee, which consist of Jun Yao, Jianrong Xiao, Peng Gao, Wenwei Dou and Wenjun Wang, represent the RC Beneficiaries in making investment decisions for and supervise the management and operation of Rong Chang Limited. The five members of the RC Management Committee are employees of Ping An Group and its subsidiaries, and none of them is our employee. Except for Mr. Wenwei Dou and Wenjun Wang, both of whom are our directors, none of the members of the RC Management Committee is our director or senior management. None of the members of the RC Management Committee is a director or senior management of Ping An Insurance (Group) Company of China, Ltd.

(2)

The number of ordinary shares beneficially owned represents (i) 353,077,356 ordinary shares held of record by Bo Yu Limited (441,254,973 ordinary shares if including up to 88,177,617 ordinary shares that Bo Yu Limited has the right to acquire upon the exercise of the Offshore Call Options (as defined below) within 60 days. Bo Yu Limited is a company incorporated in the British Virgin Islands, and (ii) 3,000,000 ordinary shares, represented by 1,000,000 ADSs that China Ping An Insurance Overseas (Holding) Limited, or Ping An Overseas, a limited liability company incorporated in Hong Kong, as reported in the Schedule 13G filed by Bo Yu Limited, among others, on February 14, 2022. Bo Yu Limited is ultimately wholly controlled by Ping An Insurance (Group) Company of China, Ltd., a company incorporated under the laws of the PRC whose shares are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The registered business address of Bo Yu Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. Ping An Overseas is a subsidiary of Ping An Group, which ultimately wholly controls Bo Yu Limited and, as a result of this arrangement Bo Yu may be deemed to be the beneficial owner of the 3,000,000 ordinary shares owned by Ping An Overseas. The registered business address of Ping An Overseas is Suite 2318, 23rd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Pursuant to the amended and restated option agreement dated May 12, 2021, or the Amended and Restated Option Agreement, each shareholder of Yi Chuan Jin Limited—Mr. Jie Li and Ms. Liang Xu, who are our employees—has granted call options, or the Offshore Call Options, to Bo Yu over their respective 5,000 ordinary shares in the issued share capital of Yi Chuan Jin (representing 100% of his/her shares in Yi Chuan Jin), and all securities in Yi Chuan Jin which are derived from such shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time, or the Option Shares. Bo Yu may exercise the Offshore Call Options, in whole or in part, according to the following schedule: (a) up to 50% of the Offshore Call Options may be exercised from the date of the Amended and Restated Option Agreement until the third anniversary thereof; and (b) 100% of the Offshore Call Options may be exercised, during the period commencing immediately after the third anniversary of the date of the Amended and Restated Option Agreement and ending on the tenth anniversary of the first day of such period, or such other period as extended by Bo Yu. In exercising the Offshore Call Options, in lieu of receiving the Option Shares, Bo Yu may elect to receive all or part of the Shares held by Sen Rong and therefore indirectly owned by Mr. Jie Li and Ms. Liang Xu through their holding of the Option Shares, and all securities in our Company which are derived from such Shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time, in lieu of the Option Shares. Mr. Jie Li and Ms. Liang Xu are each entitled to his/her voting rights in Yi Chuan Jin prior to Bo Yu’s exercise of the Offshore Call Options. The exercise price per Option Share is calculated pursuant to a formula, which is based upon a predetermined value, as adjusted by, among other things, (a) the volume weighted average price of the Shares of the Company during a defined period and (b) dividends, distributions and certain dilutive events.

Pursuant to the amended and restated option agreement dated January 29, 2018, or the Amended and Restated Onshore Option Agreement, each of Mr. Jie Li and Ms. Liang Xu has also granted call options to Ping An Financial Technology, the parent company of Bo Yu, or the Onshore Call Options, over their respective 50% equity interest in Shenzhen Lanxin Enterprise Management Co., Ltd., or the Shenzhen Lanxin, representing 100% of his/her equity interest in Shenzhen Lanxin, and all equity interests in Shenzhen Lanxin which are derived from such equity interests after the date of the Amended and Restated Onshore Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time. Mr. Jie Li and Ms. Liang Xu are each entitled to his/her voting rights in Shenzhen Lanxin prior to Bo Yu’s exercise of the Offshore Call Options. The Onshore Call Options are exercisable, in whole or in part, during the ten year period beginning one year after the date of our initial public offering on the NYSE, or such other period as extended by Ping An Financial Technology by written notice. The exercise price of the Onshore Call Options is calculated pursuant to a formula, which is, among others things, based upon a predetermined value and a multiple of 6.8% per annum, net of any amount previously made in respect of such rate.

(3)

The number of ordinary shares beneficially owned represents 188,061,642 ordinary shares held of record by Sen Rong Limited, a company incorporated in the British Virgin Islands. As a result of the Acting-in-Concert Agreement, Sen Rong and Rong Chang may be deemed to have formed a group, which may be deemed to beneficially own all the Company’s ordinary shares held of record by Sen Rong and Rong Chang, collectively. Please refer to note 1 above for more details. The registered business address of Sen Rong is the office of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. Yi Chuan Jin, incorporated in the British Virgin Islands, holds 100% of the shares of Sen Rong. The registered business address of Yi Chuan Jin is the office of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

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

To our knowledge, as of February 28, 2022, 438,040,170 ordinary shares, representing approximately 37.44% of our total issued and outstanding ordinary shares, were held by one record shareholder with registered addresses in the United States, which was the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of the record holders of our ordinary shares in the United States.

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

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Transactions with Ping An Group and Its Associates

In 2021, we provided a series of products and services, primarily consisting of banking, investment and insurance related solutions, for RMB2,315.2 million (US$363.3 million) to Ping An Group and certain of its associates, respectively. As of December 31, 2021, we had RMB442.7 million (US$69.5 million) due from Ping An Group and certain of its associates.

In 2021, we purchased services, primarily consisting of technology support, customer acquisition service and human resource support, for RMB1,534.3 million (US$240.8 million) from Ping An Group, respectively. As of December 31, 2021, we had RMB1,178.4 million (US$184.9 million) due to Ping An Group in relation to the purchase of services.

In 2021, we received RMB26.2 million (US$4.1 million) net gain from wealth management products issued by Ping An Group. As of December 31, 2021, we had RMB599.5 million (US$94.1 million) wealth management products purchased from Ping An Group.

In 2021, we incurred RMB19.8 million (US$3.1 million) leasing expenses to Ping An Group.

In 2021, we incurred RMB169.5 million (US$26.6 million) net loss on derivatives in relation to a forward exchange-rate product we purchased from Ping An Group. As of December 31, 2021, we had RMB191.0 million (US$30.0 million) derivative financial liabilities under the forward exchange-rate product due to appreciation of U.S. dollar.

In 2021, we incurred interest expenses of RMB15.9 million (US$2.5 million) in relation to certain entrusted loans extended to us by Ping An Group. As of December 31, 2021, we had RMB300.8 million (US$47.2 million) due to Ping An Group, representing the balance of the short-term loans Ping An Group lent to us and outstanding interest payable on the loans.

In 2021, we received RMB12.0 million (US$1.90 million) interest income from our deposit in Ping An Group. As of December 31, 2021, we had RMB1,131.6 million (US$177.6 million) cash and restricted cash deposit in Ping An Group, consisting of bank deposit and guarantee deposit to secure our obligation under the loan facility granted by Ping An Group.

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

ITEM 9.   THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs, each representing three of our ordinary shares, have been listed on the New York Stock Exchange since December 13, 2019. Our ADSs trade under the symbol “OCFT.” In 2019, 2020 and 2021, no significant trading suspensions occurred.

B. Plan of Distribution

Not applicable.

C. Markets

The principal trading market for our ADSs is the New York Stock Exchange.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expense of the Issue

Not applicable.

ITEM 10.   ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Changes in Capital

We may from time to time by ordinary resolution:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	subdivide our shares, or any of them, into shares of an amount smaller than that fixed by the our currently effective memorandum and articles of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

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

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of members is not open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue no par value shares;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

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

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

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

Subject to certain exceptions for short-term and hedged positions, the dividends received by a non-corporate U.S. Holder with respect to the ordinary shares or ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the ordinary shares or ADSs will be treated as qualified dividends if:

●	the ordinary shares or ADSs on which the dividend is paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program; and
●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

Our ADSs are listed on the New York Stock Exchange, and the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, the manner in which we conduct our business and relevant market data, we do not believe that we were a PFIC for U.S federal income tax purpose with respect to our prior taxable year. Because the value of our assets generally is determined by reference to the price of our stock, the recent decline in the price of our stock has significantly increased the risk that we might be treated as a PFIC for our current taxable year. The final determination of whether we may be classified a PFIC for the current taxable year, however, will not be able to be made until after the end of the year and will depend on all of the relevant facts and circumstances available at that time, including the composition and value of our assets (as implied by our stock price) throughout the remainder of the year.

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

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either

●	75 percent or more of our gross income for the taxable year is passive income; or
●	the percentage of the value of our assets that is attributable to assets that produce or are held for the production of passive income (generally determined on the basis of a quarterly average) is at least 50 percent (the “asset test”).

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

Based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC in our taxable year ended December 31, 2021. However, because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, and because the treatment of our VIEs for U.S. federal income tax purposes is not entirely clear, it is possible that we may become a PFIC in the current or a future year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. Because the value of our assets generally is determined by reference to the price of our stock, the recent decline in the price of our stock has significantly increased the risk that we might be treated as a PFIC for our current taxable year. The final determination of whether we may be classified a PFIC for the current taxable year, however, will not be able to be made until after the end of the year and will depend on all of the relevant facts and circumstances available at that time, including the composition and value of our assets (as implied by our stock price) throughout the remainder of the year.

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

A U.S. Holder may be able to avoid the unfavorable rules described in the preceding paragraph by electing to mark its ADSs to market, provided the ADSs are treated as “marketable stock.” The ADSs generally will be treated as marketable stock if the ADSs are “regularly traded” on a “qualified exchange or other market” (which includes the New York Stock Exchange). It should also be noted that only the ADSs and not the ordinary shares are listed on the New York Stock Exchange. Consequently, a U.S. Holder that holds ordinary shares that are not represented by ADSs may not be eligible to make a mark-to-market election. If the U.S. Holder makes a mark-to-market election, (i) the U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs at year-end over the U.S. Holder’s basis in those ADSs and (ii) the U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of the U.S. Holder’s basis in its ADSs over their fair market value at year-end, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s adjusted tax basis in its ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, any gain the U.S. Holder recognizes upon the sale of the U.S. Holder’s ADSs in a year in which we are a PFIC will be taxed as ordinary income in the year of sale, and any loss the U.S. Holder recognizes upon the sale will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-marked election. Further, a U.S. Holder generally cannot make a mark-to-market election with respect to the stock of any subsidiary PFIC. Accordingly, if we are a PFIC for any year that a U.S. Holder holds our shares or ADSs, a mark-to-market election may not be available to mitigate adverse tax consequences in respect of any subsidiary of ours that is treated as a PFIC.

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

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which the we conduct business may affect our financial position and results of operations. The foreign currency risk assumed by the us mainly comes from movements in the USD/RMB exchange rates.

We and our overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. We has entered into spot-forward USD/RMB currency swaps to hedge certain portion of its exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under our policy, the critical terms of the swaps must substantially align with the hedge items.

Our subsidiaries are mainly operated in mainland China with most of the transactions settled in RMB. We consider that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency

Credit risk

In 2021, the COVID-19 had certain impacts on businesses in some provinces/cities and industries as well as the whole economy. As a result, the quality of our credit assets and investment assets was affected to some extent. We proactively responded to the challenging environment, continuously enhanced prudential management, and promoted technological empowerment.

Our credit risk is mainly associated with cash and cash equivalents, restricted cash, trade receivables, contract assets, other receivables, financial assets measured at amortized cost from banking operations and financial guarantee contracts. The carrying amounts of each class of the above financial assets represent our maximum exposure to credit risk in relation to financial assets except for the financial guarantee.

To manage this risk arising from cash and cash equivalents and restricted cash, we mainly transact with state-owned or reputable financial institutions in the PRC and reputable international financial institution outside the PRC. We consider that there is no significant credit risk and we will not suffer any material losses due to the default of these financial institutions.

Our trade receivables and contract assets mainly come from customers. We mitigates the credit risk by assessing the credit quality, setting a shorter credit period or arranging the instalment payment and prepayment method.

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

For financial guarantee contracts and relevant financial guarantee fee receivables, we have ceased providing financial guarantee before the end of January 2018. Our management reviews the financial guarantee contracts and financial guarantee fee receivables collectively at each reporting date to ensure that adequate allowance for impairment losses and relevant liabilities are made.

Interest rate risk

Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk. We are exposed to interest rate risk primarily in relation to term deposits and short-term borrowings, all of which mature in one year. We generally assume borrowings to fund working capital requirements. The risk is managed by the us by matching the terms of interest rates of term deposits and short-term borrowings.

Liquidity risk

We manage liquidity risk by maintaining adequate cash and cash equivalents and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Our management believe that our current cash and cash equivalents and anticipated cash flows from operations, investment and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months from the date of this annual report.

The liquidity risk of the foreign exchange swap is managed by aligning the critical terms of such swaps with the hedged items.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. A. Debt Securities

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

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;
●	a fee of U.S.$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;
●	an aggregate fee of U.S.$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;
●	stock transfer or other taxes and other governmental charges;
●	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

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

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the year ended December 31, 2021, we received US$5.7 million from the depositary.

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

For the period from December 12, 2019, the date that the registration statement on Form F-1 of our initial public offering was declared effective by the SEC, to December 31, 2021, we have used approximately (i) RMB340.5 million (US$53.4 million) for enhancement of our platform and technology capabilities; (ii) RMB68.1 million (US$10.7 million) for international expansion and strategic investments; and (iii) RMB899.4 million (US$141.1 million) for general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering and follow-on offering as disclosed in our registration statements.

None of the net proceeds from our public offerings have been paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

ITEM 15.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management with the participation of our chief executive officer and chief financial officer has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based on that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2021 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Tianruo Pu and Ernest Ip qualifies as an “audit committee financial expert,” and that Tianruo Pu, Wing Kin Anthony Chow and Ernest Ip each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended.

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

	Year Ended December 31,
	2020	2021
	RMB	RMB	US$

	(in thousands)
Audit fees(*)	9,820	9,030	1,417
Total	9,820	9,030	1,417

Note

(1)

Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant in relation to the audit of our annual financial statements.

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

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We announced a share repurchase program approved by our board of directors on February 24, 2022. Under the terms of the approved program, we may repurchase our own ADSs with an aggregate amount of up to 2% of the total outstanding ordinary shares from February 24, 2022 to September 30, 2022 in open market at prevailing market prices or privately negotiated transaction, depending on market conditions and other factors, as well as in accordance with restrictions relating to volume, price and timing. Our board of directors review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The share repurchase program may be suspended or discontinued at any time. We did not repurchase any ADSs under this program as of February 28, 2022.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.   CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing three ordinary shares, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We currently follow our home country practices and rely on certain exemptions provided by the Corporate Governance Rules of the New York Stock Exchange to a foreign private issuer, including exemptions from the requirements to have:

●	majority of independent directors on our board of directors;
●	only independent directors being involved in the selection of director nominees and determination of executive officer compensation; and
●	regularly scheduled executive sessions of independent directors.

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or principal shareholders than they would as public shareholders of a company incorporated in the United States.

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
4.1

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.2

English translation of the Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.3

English translation of the executed amended and restated equity pledge agreement entered into by and among Shenzhen OneConnect Technology, Shenzhen OneConnect, shareholders of Shenzhen OneConnect, Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou dated September 16, 2019 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.4

English translation of the executed amended and restated shareholder voting proxy agreement entered into by and among Shenzhen OneConnect Technology, Shenzhen OneConnect, subsidiaries of Shenzhen OneConnect, shareholders of Shenzhen OneConnect, Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou dated September 16, 2019 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13 2019)

4.5

English translation of the form letter of undertakings (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.6

English translation of the form spousal consent letters issued by the spouses of Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.7

English translation of the executed amended and restated exclusive business cooperation agreement entered into by and between Shenzhen OneConnect Technology and Shenzhen OneConnect dated September 16, 2019

(incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.8

English translation of the executed amended and restated exclusive equity option agreement entered into by and among Shenzhen OneConnect Technology, Shenzhen OneConnect, shareholders of Shenzhen OneConnect, Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou dated September 16, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.9

English translation of the executed amended and restated exclusive asset purchase option agreement entered into by and among Shenzhen OneConnect Technology, Shenzhen OneConnect, shareholders of Shenzhen OneConnect, Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou dated September 16, 2019 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.10

English translation of letter of confirmation entered into by Shanghai OneConnect Block Chain Technology Co., Ltd. dated September 16 2019 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.11

English translation of Strategic Cooperation Agreement between the Registrant and Ping An Insurance (Group) Company of China, Ltd. dated July 11, 2019 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.12*†	English translation of Technology Service Agreement between the Registrant, Ping An Technology (Shenzhen) Co., Ltd. and Shenzhen Ping An Communication Technology Co., Ltd. dated March 24, 2021
4.13

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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Haiwen & Partners
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104.*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith
**	Furnished herewith
†	Certain portions of these exhibits have been omitted as confidential

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Mr. Yongtao Luo
	Name:	Mr. Yongtao Luo
	Title:	Chief Financial Officer

Date: March 31, 2022

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OneConnect Financial Technology Co., Ltd.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of OneConnect Financial Technology Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of OneConnect Financial Technology Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Capitalization of development costs

As described in Notes 3(a), 6 and 13 to the consolidated financial statements, development costs of RMB 62,287 thousands was capitalized during the year ended December 31, 2021. Development costs that are incurred in upgrading the existing applications and platforms, and developing new applications and platforms were capitalized when the recognition criteria described in Note 2.8 are fulfilled. Management applied judgement in determining whether the recognition criteria required for capitalization of such costs have been met, including whether it is technically feasible to complete each application and platform, and whether the application and platform under development will generate probable future economic benefits.

The principal considerations for our determination that performing procedures relating to capitalization of development costs is a critical audit matter are the significant judgment by management in determining whether it is technically feasible to complete each application and platform and whether the application and platform under development can generate probable future economic benefits. This in turn led to significant auditor judgment and effort in performing procedures and evaluating audit evidence related to management’s assumptions used in the assessment of technical feasibility and probable future economic benefits of each application and platform.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding, evaluating and testing the effectiveness of controls relating to management’s capitalization of development costs. These procedures also included, among others, obtaining technical and commercial feasibility reports for selected applications and platforms prepared by the management and evaluating the reasonableness of management’s judgement by (i) evaluating management’s considerations in the determination of the technical feasibility, primarily based on milestones reached in the research and development process; (ii) testing the completeness and accuracy of data and calculation used in determining the probable future economic benefits, and (iii) evaluating the reasonableness of management’s assumptions in determining the probable future economic benefits, including forecasted future revenue and profit margin of selected applications and platforms, by (a) comparing them to actual revenues and profit margins of similar applications and platforms released by the Company, and (b) evaluating other historical data and business plans.

Impairment loss allowance for trade receivables and contract assets

As described in Notes 3(b), 4.1(b)(ii), 5.2(b) and 18 to the consolidated financial statements, as of December 31, 2021, the gross balance of trade receivables and contract assets were RMB 934,152 thousands and RMB 311,103 thousands, respectively, and the impairment loss allowances for these assets were RMB 42,978  thousands and RMB 82,340 thousands, respectively. The impairment loss allowances were determined using the expected credit loss (“ECL”) model. Management applied the simplified approach in determining ECL which used a lifetime expected impairment loss allowance for all trade receivables and a majority of contract assets. Management grouped trade receivables and contract assets based on their shared credit risk characteristics and the age of the underlying receivables, and then determined the impairment loss allowance on the basis of exposure at default and ECL rates, which considered historical credit loss experience adjusted to reflect current and forward-looking information.

The principal considerations for our determination that performing procedures relating to impairment loss allowance for trade receivables and contract assets is a critical audit matter are the significant judgment by management in developing the ECL model. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s assumptions, related to the grouping of trade receivables and contract assets, and the determination of ECL rates.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding, evaluating and testing the effectiveness of controls relating to the impairment loss allowance for trade receivables and contract assets, including the grouping of trade receivables and contract assets and the determination of ECL rates. These procedures also included, among others (i) testing the completeness, accuracy, and relevance of underlying data used, (ii) testing the mathematical accuracy of the ECL model, (iii) evaluating the appropriateness of the model, and (iv) evaluating the reasonableness of significant assumptions used by management, relating to the grouping of trade receivables and contract assets, and determination of the ECL rates. Evaluating the reasonableness of management’s assumptions relating to grouping of trade receivables and contract assets involved considering the credit risk characteristics and the age of the underlying assets. Evaluating the reasonableness of management’s assumptions relating to ECL rates involved considering (i) the appropriateness of historical period selection, historical credit loss experience, current status of the assets and other relevant information; and (ii) the appropriateness of forward-looking information and macroeconomic factors affecting the expected ability of customers to settle receivables.

Recognition of deferred tax assets

As described in Notes 3(c) and 32 to the consolidated financial statements, the Company’s deferred tax assets were RMB 683,218 thousands as of December 31, 2021. The recognition of deferred tax assets was based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in future periods, against which existing deductible temporary differences can be utilized. To determine the future taxable profits, reference was made to the latest available profit forecasts. Where the temporary difference is related to the carry-forward of operating losses, relevant tax law was considered on a jurisdictional basis to determine the availability of such losses to offset future taxable profits.

The principal considerations for our determination that performing procedures relating to the recognition of deferred tax assets is a critical audit matter are the significant judgment by management in determining the amount of deferred tax assets that can be recognized. This in turn led to significant auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s estimate of sufficient future taxable profits.

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

/s/PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

March 31, 2022

We have served as the Company’s auditor since 2018.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	Year ended December 31,
		2019	2020	2021
		RMB’000	RMB’000	RMB’000
Revenue	5	2,327,846	3,312,290	4,132,357
Cost of revenue	6	(1,560,988)	(2,068,834)	(2,695,706)
Gross profit		766,858	1,243,456	1,436,651

Research and development expenses	6	(956,095)	(1,173,290)	(1,353,018)
Selling and marketing expenses	6	(635,673)	(629,488)	(588,380)
General and administrative expenses	6	(756,681)	(834,917)	(841,685)
Net impairment losses on financial and contract assets	4.1(b)	(45,167)	(134,519)	(72,229)
Other income, gains or loss‑net	8	(74,254)	58,432	13,921
Operating loss		(1,701,012)	(1,470,326)	(1,404,740)

Finance income	9	128,261	77,237	28,823
Finance costs	9	(174,831)	(150,363)	(76,637)
Finance costs – net	9	(46,570)	(73,126)	(47,814)
Share of (losses)/gain of associate and joint venture	14	(14,854)	(7,802)	9,946
Loss before income tax		(1,762,436)	(1,551,254)	(1,442,608)

Income tax benefit	10	74,924	137,131	112,095

Loss for the year		(1,687,512)	(1,414,123)	(1,330,513)

Loss attributable to:
- Owners of the Company		(1,660,566)	(1,353,608)	(1,281,699)
- Non‑controlling interests		(26,946)	(60,515)	(48,814)
		(1,687,512)	(1,414,123)	(1,330,513)
Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
- Foreign currency translation differences		78,775	(608,427)	(152,542)
- Changes in the fair value of debt instruments measured at fair value through other comprehensive income		40	(39)	(16)
Items that will not be subsequently reclassified to profit or loss
- Changes in the fair value of equity investments measured at fair value through other comprehensive income		—	—	(1,796)
		78,815	(608,466)	(154,354)
Total comprehensive loss for the year		(1,608,697)	(2,022,589)	(1,484,867)
Total comprehensive loss attributable to:
- Owners of the Company		(1,581,751)	(1,962,074)	(1,436,053)
- Non‑controlling interests		(26,946)	(60,515)	(48,814)
		(1,608,697)	(2,022,589)	(1,484,867)
Loss per share attributable to owners of the Company (expressed in RMB per share)
- Basic and diluted	11	(1.77)	(1.27)	(1.16)

Loss per ADS attributable to owners of the Company (expressed in RMB per share)
- Basic and diluted	11	(5.30)	(3.81)	(3.47)

The accompanying notes are an integral part of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

		As at December 31,
	Note	2020	2021
		RMB’000	RMB’000
ASSETS
Non‑current assets
Property and equipment	12	224,284	244,412
Intangible assets	13	917,063	687,194
Deferred tax assets	32	564,562	683,218
Financial assets measured at amortized cost from virtual bank	20	25,283	674
Investments accounted for using the equity method	14	175,733	185,346
Financial assets measured at fair value through other comprehensive income	16	21,828	640,501
Contract assets	5	16,788	868
Total non‑current assets		1,945,541	2,442,213

Current assets
Trade receivables	18	838,690	891,174
Contract assets	5	257,830	227,895
Prepayments and other receivables	19	443,328	752,667
Financial assets measured at amortized cost from virtual bank	20	576,305	12,711
Financial assets measured at fair value through other comprehensive income	16	—	482,497
Financial assets at fair value through profit or loss	21	1,487,871	2,071,653
Restricted cash	22	2,280,499	1,060,427
Cash and cash equivalents	23	3,055,194	1,399,370
Total current assets		8,939,717	6,898,394
Total assets		10,885,258	9,340,607

EQUITY AND LIABILITIES
Equity
Share capital	24	78	78
Shares held for share incentive scheme	26	(87,714)	(80,102)
Other reserves	25	10,639,931	10,512,631
Accumulated losses		(5,356,926)	(6,638,625)
Equity attributable to equity owners of the Company		5,195,369	3,793,982
Non‑controlling interests		89,914	41,100
Total equity		5,285,283	3,835,082

LIABILITIES
Non‑current liabilities
Trade and other payables	27	395,514	313,834
Contract liabilities	5	17,683	19,418
Deferred tax liabilities	32	20,080	9,861
Total non‑current liabilities		433,277	343,113

Current liabilities
Trade and other payables	27	1,547,781	2,137,099
Payroll and welfare payables		625,330	515,067
Contract liabilities	5	138,547	153,844
Short‑term borrowings	28	2,283,307	815,260
Customer deposits	29	405,853	1,350,171
Derivative financial liabilities	30	165,880	190,971
Total current liabilities		5,166,698	5,162,412
Total liabilities		5,599,975	5,505,525

Total equity and liabilities		10,885,258	9,340,607

The accompanying notes are an integral part of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the Company
			Shares held for
			share incentive		Accumulated		Non‑controlling
		Share capital	scheme	Other reserves	losses	Total	interest	Total equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2019		66	(88,280)	6,151,453	(2,342,752)	3,720,487	110,601	3,831,088

Loss for the year		—	—	—	(1,660,566)	(1,660,566)	(26,946)	(1,687,512)
Other comprehensive income, net of tax
- Foreign currency translation differences	25	—	—	78,775	—	78,775	—	78,775
- Fair value changes on financial assets measured at fair value through other comprehensive income		—	—	40	—	40	—	40
Total comprehensive loss for the year		—	—	78,815	(1,660,566)	(1,581,751)	(26,946)	(1,608,697)

Transactions with equity holders:
Issuance of ordinary shares	24, 25	—	—	192,082	—	192,082	—	192,082
Issuance of ordinary shares upon initial public offering	24, 25	7	—	2,007,028	—	2,007,035	—	2,007,035
Share‑based payments:
- Value of employee services	26	—	—	76,364	—	76,364	—	76,364
Acquisition of subsidiary	35	—	—	—	—	—	17,774	17,774
Recognition of redemption liability	35	—	—	(44,105)	—	(44,105)	—	(44,105)
Contribution from non-controlling interests		—	—	—	—	—	49,000	49,000
Total transactions with equity holders at their capacity as equity holders for the year		7	—	2,231,369	—	2,231,376	66,774	2,298,150
As at December 31, 2019		73	(88,280)	8,461,637	(4,003,318)	4,370,112	150,429	4,520,541

The accompanying notes are an integral part of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to owners of the Company
			Shares
			held for				Non‑
		Share	share incentive	Other	Accumulated		controlling	Total
	Note	capital	scheme	reserves	losses	Total	interest	equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at January 1, 2020		73	(88,280)	8,461,637	(4,003,318)	4,370,112	150,429	4,520,541
Loss for the year		—	—	—	(1,353,608)	(1,353,608)	(60,515)	(1,414,123)
Other comprehensive income, net of tax
- Foreign currency translation differences	25	—	—	(608,427)	—	(608,427)	—	(608,427)
- Fair value changes on financial assets measured at fair value through other comprehensive income		—	—	(39)	—	(39)	—	(39)
Total comprehensive loss for the year		—	—	(608,466)	(1,353,608)	(1,962,074)	(60,515)	(2,022,589)

Transactions with equity holders:
Issuance of ordinary shares	24, 25	5	—	2,697,674	—	2,697,679	—	2,697,679
Share-based payments:
- Value of employee services	26	—	—	89,652	—	89,652	—	89,652
- Vesting of shares under Restricted Share Unit Scheme	26	—	566	(566)	—	—	—	—
Total transactions with equity holders at their capacity as equity holders for the year		5	566	2,786,760	—	2,787,331	—	2,787,331
As at December 31, 2020		78	(87,714)	10,639,931	(5,356,926)	5,195,369	89,914	5,285,283

The accompanying notes are an integral part of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to owners of the Company
			Shares held for
			share incentive		Accumulated		Non-controlling
		Share capital	scheme	Other reserves	losses	Total	interest	Total equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at January 1, 2021		78	(87,714)	10,639,931	(5,356,926)	5,195,369	89,914	5,285,283

Loss for the year		—	—	—	(1,281,699)	(1,281,699)	(48,814)	(1,330,513)
Other comprehensive income, net of tax		—	—	—	—	—	—	—
- Foreign currency translation differences	25	—	—	(152,542)	—	(152,542)	—	(152,542)
- Fair value changes on financial assets measured at fair value through other comprehensive income		—	—	(1,812)	—	(1,812)	—	(1,812)
Total comprehensive loss for the year		—	—	(154,354)	(1,281,699)	(1,436,053)	(48,814)	(1,484,867)

Transactions with equity holders:
Share-based payments：
- Value of employee services	26	—	—	25,409	—	25,409	—	25,409
- Vesting of shares under Restricted Share Unit Scheme		—	700	(700)	—	—	—	—
- Exercise of shares under Share Option Scheme		—	6,912	2,345	—	9,257	—	9,257
Total transactions with equity holders at their capacity as equity holders for the year		—	7,612	27,054	—	34,666	—	34,666

As at December 31, 2021		78	(80,102)	10,512,631	(6,638,625)	3,793,982	41,100	3,835,082

The accompanying notes are an integral part of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2019	2020	2021
	Note	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash used in operations	33(a)	(1,815,725)	(693,691)	(383,704)
Income tax paid		(1,729)	(10,454)	(20,630)
Net cash used in operating activities		(1,817,454)	(704,145)	(404,334)

Cash flows from investing activities
Payment for acquisition of subsidiaries, net of cash acquired	35	(270,791)	—	(11,060)
Payments for property and equipment		(97,790)	(17,056)	(45,553)
Payments for intangible assets		(216,670)	(248,124)	(82,463)
Capital injection to investments accounted for using the equity method	14	(104,321)	(62,040)	—
Payment for loans to related parties		(5,000)	—	(3,515)
Payments for financial assets measured at fair value through other comprehensive income		(388,363)	(441,622)	(16,661)
Payments for financial assets at fair value through profit or loss		(5,808,465)	(8,433,113)	(7,577,741)
Payments for settlement of derivatives		—	(108,716)	(138,634)
Release of restricted cash, net		708,123	1,064,813	1,206,607
Proceeds from sales of property and equipment		900	55,534	1,019
Receipts of loans to related parties		20,444	—	—
Proceeds from sales of financial assets measured at fair value through other comprehensive income		—	820,393	16,833
Proceeds from sales of financial assets at fair value through profit or loss		6,693,129	8,647,959	7,019,968
Interest received on financial assets at fair value through profit or loss		39,643	37,697	19,635
Net cash generated from investing activities		570,839	1,315,725	388,435

Cash flows from financing activities
Capital injections from non-controlling interests		49,000	—	—
Proceeds from issuance of ordinary shares	24, 25	102,080	2,722,445	—
Proceeds from issuance of ordinary shares upon initial public offering	24, 25	2,035,177	—	—
Proceeds from short‑term borrowings	33(c)	4,286,868	2,257,000	912,900
Share issue transaction costs	25	(28,142)	(24,766)	—
Proceeds from exercise of shares under share incentive scheme		—	—	9,257
Payments for lease liabilities	33(c)	(76,895)	(100,997)	(96,139)
Repayments of short‑term borrowings	33(c)	(4,469,280)	(3,177,218)	(2,376,945)
Interest paid	33(c)	(144,251)	(142,626)	(60,854)
Net cash generated from/(used in) financing activities		1,754,557	1,533,838	(1,611,781)

Net increase/(decrease) in cash and cash equivalents		507,942	2,145,418	(1,627,680)
Cash and cash equivalents at the beginning of the year		565,027	1,077,875	3,055,194
Effects of exchange rate changes on cash and cash equivalents		4,906	(168,099)	(28,144)
Cash and cash equivalents at the end of year		1,077,875	3,055,194	1,399,370

The accompanying notes are an integral part of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information and basis of presentation

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

1.2   Organization and principal activities

As at December 31, 2021, the Company had direct or indirect interests in the following major subsidiaries including consolidated structured entities.

				Equity interest held
	Place and date of		Issued and	by the Group
	incorporation /	Principal activities and	paid-in capital/	As at December 31
Company name	establishment	place of operations	Registered capital	2020	2021	Note
Subsidiaries
Jin Tai Yuan Limited	British Virgin Islands / October 27, 2017	Investment holding, BVI	USD355,000,000	100%	100%
Jin Cheng Long Limited	Hong Kong / October 30, 2017	Investment holding, Hong Kong, the PRC	USD402,000,000	100%	100%
OneConnect Financial Technology (Hong Kong) Limited	Hong Kong / March 15, 2018	Software and technology service, information transmission. Hong Kong, the PRC.	USD1	100%	100%
OneConnect Financial Technology (Singapore) Co., Pte. Ltd.	Singapore / March 26, 2018	Software and technology service, information transmission. Singapore	SGD47,900,000	100%	100%
PT OneConnect Financial Technology Indonesia	Indonesia/December 04, 2018	Software and technology service, information transmission. Indonesia	IDR10,000,000,000	100%	100%
Ping An OneConnect Bank (Hong Kong) Limited (“OneConnect Bank”)	Hong Kong /December 07, 2018	Banking service. Hong Kong, the PRC.	USD1 and HKD 1,200,000,000	100%	100%	(i)
Shenzhen OneConnect Technology Services Co., Ltd (“Shenzhen OneConnect Technology”)	the PRC / January 04, 2018	Technology promotion and computer application services, Shenzhen, the PRC	RMB2,607,502,300/RMB3,360,000,000	100%	100%
Beijing Vantage Point Technology Co., Ltd. (“Vantage Point Technology”)	the PRC / July 18, 2008	Software and technology service, information transmission. Beijing, the PRC.	RMB13,333,529	51.67%	51.67%	(ii)
Shenzhen OneConnect Information Technology Service Company Limited (“Shenzhen OneConnect Information Technology”)	the PRC /January 31, 2019	Software and technology service, information transmission. Shenzhen, the PRC.	RMB100,000,000	51%	51%
Beijing BER Technology Company Ltd. (“BER Technology”)	the PRC /March 30,2006	Software and technology service, information transmission. Shenzhen, the PRC	RMB22,950,000	80%	80%	(ii)
Zhang Tong Shun (Guangzhou) Technology Co., Ltd. (“Zhang Tong Shun”)	the PRC /May 9, 2019	Information technology advisory services, Guangzhou, the PRC	RMB10,000,000	100%	100%	(ii)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1     General information and basis of presentation (Continued)

1.2  Organization and principal activities (Continued)

				Equity interest held
	Place and date of		Issued and	by the Group
	incorporation /	Principal activities and	paid-in capital/	As at December 31
Company name	establishment	place of operations	Registered capital	2020	2021	Note
VIEs
OneConnect Smart Technology Co., Ltd. (Shenzhen) (“Shenzhen OneConnect”)	the PRC / September 15, 2017	Software and technology service, information transmission. Shenzhen, the PRC.	RMB1,200,000,000	100%	100%
Shenzhen E-Commerce Safety Certificates Administration Co., Ltd. (“Shenzhen CA”)	the PRC /August 11, 2000	E-commerce security certificate administration, Shenzhen, the PRC	RMB543,500,000	98.9%	98.9%	(ii)
Subsidiaries of the VIEs
Shanghai OneConnect Financial Technology Co., Ltd. (“Shanghai OneConnect”) *	the PRC / December 29, 2015	Software and technology service, asset management and consulting. Shanghai, the PRC.	RMB1,200,000,000	100%	100%
Shenzhen Kechuang Insurance Assessment Co., Ltd. (“Kechuang”) *	the PRC / August 27, 2001	Insurance survey and loss adjustment. Shenzhen, the PRC.	RMB4,000,000	100%	100%
*	Subsidiaries of Shenzhen OneConnect

Note:

(i)	OneConnect Bank is a licensed bank authorized under the Hong Kong Banking Ordinance since 9 May 2019 and has launched its banking services during 2020.
(ii)	The subsidiaries were acquired by the Group through business combination (Note 35).

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1      General information and basis of presentation (Continued)

1.2  Organization and principal activities (Continued)

PRC laws and regulations prohibit or restrict foreign ownership of companies that provide internet-based business, which include activities and services provided by the Group. The Group operates its business operations in the PRC through a series of contractual arrangements entered into among a wholly-owned subsidiary of the Company and VIEs that legally owned by equity holders (“Nominee Shareholders”) authorized by the Group (collectively, “Contractual Arrangements”). The Contractual Arrangements include Exclusive Equity Purchase Option Agreement, Exclusive Business Cooperation Agreement, Exclusive Asset Option Agreement, Equity Pledge Agreement, Shareholder Voting Proxy Agreement, Letters of Undertakings and Spousal Consent Letters.

Under the Contractual Arrangements, the Company has the power to control the management, and financial and operating policies of the VIEs, has exposure or rights to variable returns from its involvement with the VIEs, and has the ability to use its power over the VIEs to affect the amount of the returns. As a result, all these VIEs are accounted for as consolidated structured entities of the Company and their financial statements have also been consolidated by the Company.The principal terms of the Contractual Arrangements are further described below:

(a)   Contractual agreements with Shenzhen OneConnect

- Exclusive Equity Purchase Option Agreement

Pursuant to the exclusive equity purchase option agreement entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect, the direct shareholders of Shenzhen OneConnect, and the shareholders of the direct shareholders of Shenzhen OneConnect, (each refer to as the “Indirect Shareholder”, together with the direct shareholders of Shenzhen OneConnect, “the Shenzhen OneConnect Shareholders”) (the “Exclusive Equity Option Purchase Agreement”), Shenzhen OneConnect Technology has the irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from Shenzhen OneConnect Shareholders all or any part of their equity interests in Shenzhen OneConnect at any time and from time to time in Shenzhen OneConnect Technology’s absolute discretion to the extent permitted by PRC laws. Unless terminated upon the parties’ agreement, this agreement will remain effective for ten years, and will be automatically renewed for another five years, unless Shenzhen OneConnect Technology objects to the renewal in writing thirty days prior to this agreement’s expiry.

- Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement entered into between Shenzhen OneConnect Technology and Shenzhen OneConnect, Shenzhen OneConnect agreed to engage Shenzhen OneConnect Technology as its exclusive provider of business support, technical and consulting services, In exchange for these services, Shenzhen OneConnect shall pay a service fee, which is equal to Shenzhen OneConnect’s profit before tax, after deducting any accumulated losses of Shenzhen OneConnect and its subsidiaries from the preceding fiscal year, working capital, costs, expenses, tax and other statutory contribution in relation to the respective fiscal year. The service fee shall be paid annually and shall be wired to the designated bank account of Shenzhen OneConnect Technology upon issuance of invoice by Shenzhen OneConnect Technology. The effective term of this agreement is the same as that of the Exclusive Equity Purchase Option Agreement described above.

- Exclusive Asset Option Agreement

Pursuant to the exclusive asset option agreement entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shenzhen OneConnect Shareholders (the “Exclusive Asset Option Agreement”), Shenzhen OneConnect Technology has the irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from Shenzhen OneConnect all or any part of its assets at any time at Shenzhen OneConnect Technology’s absolute discretion and to the extent permitted by PRC laws. The consideration shall be the higher of (a) a nominal price or (b) the lowest price as permitted under applicable PRC laws.The effective term of this agreement is the same as that of the Exclusive Equity Purchase Option Agreement described above.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1      General information and basis of presentation (Continued)

1.2   Organization and principal activities (Continued)

(a)   Contractual agreements with Shenzhen OneConnect (Continued)

- Equity Pledge Agreement

Pursuant to the equity pledge agreement entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shenzhen OneConnect Shareholders (the “Equity Pledge Agreement”), the Registered Shareholders agreed to pledge as first charge all of their equity interests in Shenzhen OneConnect to Shenzhen OneConnect Technology as collateral security for any and all of the guaranteed debt under the Contractual Arrangements and to secure the performance of their obligations under the Contractual Arrangements. During the pledge period, Shenzhen OneConnect Technology is entitled to receive any dividends or other distributable benefits arising from the equity.

The pledge in favor of Shenzhen OneConnect Technology takes effect upon the completion of registration with the relevant administration for industry and commerce of China and shall remain valid until Shenzhen OneConnect Shareholders and Shenzhen OneConnect have discharged all their obligations and fully paid all the amounts payable under the Contractual Arrangements.

- Shareholder Voting Proxy Agreement

Shenzhen OneConnect Technology, Shenzhen OneConnect, the Shenzhen OneConnect Shareholders and the subsidiaries of Shenzhen OneConnect entered into a shareholder voting proxy agreement. Pursuant to this agreement, each shareholder of Shenzhen OneConnect and its subsidiaries irrevocably authorizes the persons designated by Shenzhen OneConnect Technology to act on its behalf to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shenzhen OneConnect and the subsidiaries of Shenzhen OneConnect, such as the right to appoint or designate directors, supervisors and officers, as well as the right to sell, transfer, pledge or dispose of all or any portion of the shares held by such shareholder. The effective term of this agreement is the same as that of the Exclusive Equity Purchase Opiton Agreement described above.

- Letters of Undertakings

Each Indirect Shareholder signed a letter of undertakings to the Company. Under these letters, the signing Indirect Shareholder has separately irrevocably undertaken, in the event of his or her death or loss of capacity or any other events that could possibly affect his or her capacity to fulfil his or her obligations under the contractual arrangement of Shenzhen OneConnect, that he or she will unconditionally transfer his or her equity interest in Shenzhen OneConnect to any person designated by Shenzhen OneConnect Technology and the transferee will be deemed to be a party to the contractual arrangements and will assume all of his or her rights and obligations as such under the contractual arrangements. Each signing Indirect Shareholder represents that his or her spouse has no ownership interest in his or her equity interests in Shenzhen OneConnect. Each signing Indirect Shareholder further represents that in any circumstances, he or she will not, directly or indirectly, commit any conduct, measure, action or omission that is contrary to the purpose and intention of the contractual arrangements, that leads or may lead to any conflict of interest between Shenzhen OneConnect and OneConnect Financial Technology Co., Ltd. and/or its subsidiaries, and that if, during his or her performance of the contractual arrangements, there is a conflict of interest between the signing Indirect Shareholder and OneConnect Financial Technology Co., Ltd. and/or its subsidiaries, the signing Indirect Shareholder will protect the legal interests of Shenzhen OneConnect Technology under the contractual arrangements and follow the instructions of the Company.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1      General information and basis of presentation (Continued)

1.2   Organization and principal activities (Continued)

(a)   Contractual agreements with Shenzhen OneConnect (Continued)

- Spousal Consent Letters

Under the spousal consentletters, each signing spouse respectively agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in Shenzhen OneConnect and the relevant Contractual Arrangements in connection with such equity interest. The signing spouse unconditionally and irrevocably confirmed that he or she does not have any equity interest in Shenzhen OneConnect and committed not to impose any adverse assertions upon his or her spouse’s respective equity interest. Each signing spouse further confirmed that such equity interest may be disposed of pursuant to the relevant Contractual Arrangements, and committed that he or she will take all necessary measures for the performance of those arrangements.

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

(c)   Risks in relation to the VIEs

In the opinion of the Company’s management, the Contractual Arrangements discussed above have resulted in the Company, Shenzhen OneConnect Technology and Zhang Tong Shun having the power to direct activities that most significantly impact the VIEs, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs at its discretion. The Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Under the Contractual Agreements with the VIE, the Company can have the assets transferred out of the VIE and VIE’s subsidiaries, except for registered capital, capital reserve and PRC statutory reserves of the VIEs totalling RMB1,254 million and RMB1,753 million as of December 31, 2020 and 2021, respectively. Except for these amounts, there is no other assets of the VIE that can only be used to settle obligations of the VIE and VIE’s subsidiaries. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its Internet-related business mainly through the VIEs, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss. As the VIEs organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of Shenzhen OneConnect Technology and Zhang Tong Shun for the liabilities of the VIEs, and Shenzhen OneConnect Technology and Zhang Tong Shun do not have the obligation to assume the liabilities of these VIEs.

In the opinion of the Company’s management, the contractual arrangements among its subsidiaries, the VIE and their respective Nominee Shareholders are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. In addition, the enforceability of the contractual agreements between us, our VIE and its shareholders depends on whether our shareholders or their PRC holding entities will fulfil these contractual agreements. As a result, the Company may be unable to consolidate the VIE and VIE’ subsidiaries in the consolidated financial statements.

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

The Company’s ability to control VIEs also depends on rights provided to Shenzhen OneConnect Technology and Zhang Tong Shun, under the Shareholder Voting Proxy Agreement, to vote on all matters requiring shareholder approval. As noted above, the Company believes Shareholder Voting Proxy Agreement is legally enforceable, but they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the Contractual Arrangements between the Shenzhen OneConnect Technology, and Zhang Tong Shun, the VIEs and their respective shareholders and subsidiaries were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

●	revoke the Group’s business and operating licenses;
●	require the Group to discontinue or restrict its operations;
●	impose fines or confiscate any of the Group’s income that they deem to have been obtained through illegal operations;
●	require the Group to restructure the owntership structure or operations, re-apply for the necessary licenses or relocate its businesses, staff and assets;
●	impose additional conditions or requirements with which the Group may not be able to comply;
●	restrict or prohibit the Group’s use of the proceeds from public offerings or other of the Group’s financing activities to finance the business and operations of the VIEs and their subsidiaries; or
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these restrictions or actions may result in a material adverse effect on the Company’s ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Company to lose the right to direct the activities of the VIEs or the right to receive their economic benefits, the Company would no longer be able to consolidate the financial statements of the VIEs. In the opinion of management, the likelihood of losing the benefits in respect of the Company’s current ownership structure or the contractual arrangements with its VIEs is remote.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1     General information and basis of presentation (Continued)

1.2  Organization and principal activities (Continued)

(c)   Risks in relation to the VIEs (Continued)

The following are major financial statements amounts and balances of the Group’s VIEs and subsidiaries of VIEs (i.e. Shenzhen OneConnect, Shenzhen CA and their subsidiaries) of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021.

	As at December 31,
	2020	2021
	RMB’000	RMB’000
Total current assets	3,848,842	3,820,222
Total non‑current assets	1,023,936	996,872
Total assets	4,872,778	4,817,094
Total current liabilities	6,724,365	7,427,980
Total non‑current liabilities	168,556	97,509
Total liabilities	6,892,921	7,525,489

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Total revenue	2,137,890	3,042,997	3,723,306
Net loss	(1,284,223)	(989,704)	(708,699)
Net cash used in operating activities	(1,602,568)	(443,276)	(439,174)
Net cash generated from investing activities	552,837	1,660,300	3,633
Net cash generated from/(used in) financing activities	1,173,363	(887,374)	108,564
Net increase/(decrease) in cash and cash equivalents	123,632	329,650	(326,977)
Cash and cash equivalents, beginning of the year	111,245	234,877	564,527
Cash and cash equivalents, end of the year	234,877	564,527	237,550

The above financial statements amounts and balances have included intercompany transactions which have been eliminated on the Company’s consolidated financial statements.

As of December 31, 2020 and 2021, the total assets of Group’s VIEs were mainly consisting of cash and cash equivalents, trade receivable, contract assets, prepayments and other receivables, financial assets at fair value through profit or loss, property and equipment, intangible assets and deferred tax assets. As of December 31, 2020 and 2021, the total liabilities of VIEs were mainly consisting of trade and other payable, payroll and welfare payables, contract liabilities and short-term borrowings.

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

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets measured at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial liabilities, which are carried at fair value and subsequent changes are recognized in the statement of comprehensive income.

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

The Group has consistently adopted IFRS 9, IFRS15 and IFRS16 in the years ended December 31, 2020 and 2021.

Recent accounting pronouncements

(a)   New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2021:

●	Amendments to IFRS 16 - Covid-19 - related Rent Concessions
●	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform – Phase 2

The amendments listed above did not have material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2      Summary of significant accounting policies (Continued)

2.1   Basis of preparation (Continued)

(b)   New standards and amendments to standards and interpretations not yet adopted

Several new standards and amendments to standards and interpretations have been issued but not effective during the year 2021 and have not been early adopted by the Group in preparing these consolidated financial statements:

Effective for annual periods beginning on or after

Amendments to IFRS 3 - Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 37 - Onerous Contracts: Cost of Fulfilling a Contract	January 1, 2022
Annual Improvements to IFRS Standards 2018–2020	January 1, 2022
Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before intended use	January 1, 2022
Amendments to IAS 1 - Classification of Liabilities as Current or Non-current	January 1, 2023
IFRS 17 - Insurance Contracts	January 1, 2023
Amendments to IAS 1 - Disclosure of accounting policies	January 1, 2023
Amendments to IAS 8 - Definition of accounting estimates	January 1, 2023
Amendments to IAS 12 - Deferred tax related to assets and liabilities arising from a single transaction	January 1, 2023
Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

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

For the parent company’s separate financial statements, investments in subsidiaries are accounted for using the equity method.

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2     Summary of significant accounting policies (Continued)

2.5  Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers (“CODM”), who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The Group’s chief operating decision makers have been identified as the executive directors of the Company, who review the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group.

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

Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet
●	income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and
●	all resulting exchange differences are recognized in other comprehensive income.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2     Summary of significant accounting policies (Continued)

2.6  Foreign currency translation (Continued)

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

2.8  Intangible assets

The Group’s intangible assets include application and platforms, purchased software, development costs in progress, goodwill, business licenses and others.

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

Costs associated with maintaining application and platform are recognized as an expense as incurred. Development costs that are directly attributable to the development and testing of identifiable application and platform controlled by the Group are recognized as intangible assets when the following criteria are met:

●	it is technically feasible to complete the application and platform so that it will be available for use
●	management intends to complete the application and platform and use or sell it
●	there is an ability to use or sell
●	it can be demonstrated how the application and platform will generate probable future economic benefits
●	adequate technical, financial and other resources to complete the development and to use or sell the application and platform are available, and
●	the expenditure attributable to the application and platform during its development can be reliably measured.

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

The useful lives of intangible assets are assessed by the period of bringing economic benefits for the Group.

The useful lives of intangible assets excluding development cost in progress are set as follows:

Category	Expected useful life
Application and platform	3 ‑ 10 years
Purchased software	3 ‑ 10 years
Business licenses	3 ‑ 5 years

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

2.10 Financial assets

Classification

The Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and
●	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held and the cash flow characteristics of the asset. For investments in equity instruments, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment measured at fair value through other comprehensive income.

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

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

●	Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other income, gains or loss together with foreign exchange gains and losses. Impairment losses are presented in the consolidated statements of comprehensive income.
●	Fair value through other comprehensive income (“FVOCI”): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other income, gains or loss. Interest income from these financial assets is included in other gain using the effective interest rate method. Foreign exchange gains and losses are presented in other income, gains or loss and impairment expenses are presented in the statement of profit or loss.
●	Fair value through profit or loss (“FVPL”): Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other income, gains or loss in the period in which it arises.
(b)	Equity instruments

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

The group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Expected credit loss refers to the weighted average amount of credit loss of financial instruments based on the probability of default. Credit loss refers to the difference between all contractual cash flows receivable and all cash flows that the entity expects to receive, discounted at the original effective interest rate. The Group recognizes or reverses the impairment provision through profit or loss.

For debt instruments measured at FVOCI, impairment gains or losses are included in the net impairment losses on financial instruments and correspondingly reduce the accumulated changes in fair value included in the OCI reserves of equity.

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

●	the amount determined in accordance with the expected credit loss model under IFRS 9 Financial Instruments and
●	the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15 Revenue from Contracts with Customers. Given that the Group is released from the underlying risk related to the guarantee throughout the term of the loan as the borrower repays the loan on monthly basis, guarantee income is recognized on a pro rata basis over the term of the loan.

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

2.12 Derivative financial instruments

The Group’s derivative financial instruments are initially recognized at fair value on the date of which the related derivative contracts are entered into and are subsequently measured at fair value. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative. The gains or losses arisen from fair value changes of derivatives are recognized in profit or loss. No derivative financial instruments are designated as hedging instrument.

2.13 Trade receivables

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

2.14 Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2.15 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.16 Borrowings

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

2.17 Trade and other payables

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

2.18 Customer deposits

Customer deposits are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. Customer deposits are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

2.19 Leases

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

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable
●	variable lease payment that are based on an index or a rate
●	amounts expected to be payable by the lessee under residual value guarantees
●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the group’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability
●	any lease payments made at or before the commencement date less any lease incentives received
●	any initial direct costs, and
●	restoration costs.

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

2.20 Employee benefits

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

2.21 Share-based payments

An equity-settled share-based compensation plan was granted to the employees and non-employees, under which the entity receives services from employees and non-employees as consideration for equity instruments (options) of the Group. The fair value of the services received in exchange for the grant of the options is recognized as an expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted:

●	including any market performance;
●	excluding the impact of any service and non-market performance vesting conditions;
●	including the impact of any non-vesting conditions

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

2.22 Revenue recognition

Revenue represents the amount of consideration the Company is entitled to upon the transfer of promised goods or services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Revenues are recognized when or as control of the asset or service is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

●	provides all of the benefits received and consumed simultaneously by the customer;
●	creates and enhances an asset that the customer controls as the Group performs; or
●	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

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

The progress towards complete satisfaction of the performance obligation is measured based on one of the following methods that best depict the Group’s performance in satisfying the performance obligation:

●	direct measurements of the value transferred by the Group to the customer; or
●	the Group’s efforts or inputs to the satisfaction of the performance obligation.

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

Some of the Group’s contracts with customers contain multiple performance obligations. For these contracts, the Group accounts for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Although each of the performance obligations sometimes has a separate contractual price agreed in the contract, the management compares the contractual price with observable standalone market price, if any, or cost plus a margin price to assess the reasonableness of the pricing. If the contractual price for each performance obligation is assessed to be on market price basis, the Group uses the contractual price to measure and recognize revenue for each performance obligation. If the contractual price for each performance obligation is assessed to be not on market price basis, the Group reallocates the total contract price to the identified performance obligations based on its best estimated standalone selling price of each performance obligation.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2      Summary of significant accounting policies (Continued)

2.22 Revenue recognition (Continued)

Only the contracts for business origination services (Note 2.22(b)) contain significant financing components. As a practical expedient, the Group does not account for financing components if the period between when the Group transfers the promised goods or services to the customer and when the customer pays for those goods or services is one year or less.

Incremental costs of obtaining customer contract primarily consist of sales commissions and are capitalized as an asset. The Group amortizes assets recognized from capitalizing costs to obtain a contract on a systematic basis to profit or loss, consistent with the pattern of revenue recognition to which the asset relates. As a practical expedient, the Group recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less.

The following is a description of the accounting policy for the principal revenue streams of the Group.

(a)Implementation and post-implementation support services

Implementation services represent customer-specific software development or customization services provided to customers for the use of the Group’s software in cloud offerings or on-premise IT environment. The implementation contract is either on a time and material basis or fixed-fee basis. The Group invoices fees for implementation services monthly based on actual time and materials incurred to date or according to pre-agreed payment schedules. After development, license to use the software is granted to the customer with an indefinite life. The customer cannot benefit from the implementation service on its own without the license. The perpetual license is a result of the implementation service. The implementation service and the perpetual license are highly interrelated and within the context of the contract, the promise of the Group is to transfer the implementation service together with the perpetual license as one output to its customers. Both the implementation service and the perpetual license to use the software are not distinct and thus should be combined together as one performance obligation. And there is no sales/usage-based royalty for the licence to use the software in the arrangement.

Post-implementation support services mainly represent post implementation maintenance services and post implementation cloud services such as computing services, storage, server and bandwidth. The cloud-based infrastructure is hosted by another company engaged by the Group where the Group is the principal in provision of cloud services because the Group controls the cloud services in advance before transferring those services to the customer. The Group is the primary obligor who is responsible for making sure the cloud services can fulfil customer’s needs and requirements and the Group has full discretion in establishing the price for post implementation cloud services. Periodic fixed fees for post-implementation support services are typically invoiced yearly or quarterly in advance.

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2      Summary of significant accounting policies (Continued)

2.22 Revenue recognition (Continued)

(a)	Implementation and post-implementation support service (Continued)

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

Business origination services

The Group provides business origination services by assisting financial institutions in customer acquisition for their products including loans, wealth management products and insurance policies etc.

In order to satisfy its performance obligations (that is generating customer leads for financial institutions), the Group designs marketing plans, sources leads and analyses the leads. The Group generates customer leads for financial institutions through its own platform or from channel partners. The leads, which are sourced from the Group’s own platform or from the channel partners, are grouped together and are screened and analysed by the Group to ensure that they meet customers’ criteria. When the leads are sourced from the channel partners, the Group determined that it is the principal in providing the business origination services to the financial institutions because the Group controls the leads sourced from channel partners, screens and analyses the leads before delivering those leads to customers. For business origination services, the Group is primarily responsible for fulfilling the promise to generate customer leads to financial institutions and has full discretion in establishing the price for the business origination services provided to financial institutions, as well as the selection of and determination of prices paid to the channel partners. Accordingly, the Group records revenue based on the gross amount payable by the financial institutions and records the amount payable to the channel partners as cost of revenue. The revenue for business origination services is recognized when a referral is successfully accepted by financial institutions.

The Group provides lending solutions to financial institutions which could involve multiple performance obligations including business origination, post-lending management service and a financial guarantee. Contracts with a financial guarantee obligation are referred to as “guarantee model” and contracts without a financial guarantee obligation are referred to as “non-guarantee model”. Under the guarantee model, the Group considers both borrower and lender its customers where the Group receives consideration from borrowers. Under the non-guarantee model, the Group considers borrowers, lenders and insurance companies its customers where the Group receives consideration from insurance companies. The Group has not entered into new contracts under “guarantee model” since the end of January 2018 and has not entered into new contracts with variable fees under “non-guarantee model” since the end of September 2019 (collectively referred to as the “Ceased Lending Solution Contracts”).

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2      Summary of significant accounting policies (Continued)

2.22 Revenue recognition (Continued)

(b)	Transaction based service (Continued)

Business origination services (Continued)

The Group determined that it is not the legal lender and legal borrower (or receiver of deposits from investors) in the loan origination and repayment process. Therefore, the Group does not record loans receivable and payable arising from the loans between lenders and borrowers. The Group acts as an agent to facilitate such loans.

The Group generally collects on a monthly basis over the loan period the entire consideration relating to business origination, post-lending management services and the financial guarantee, if any, as one combined fee. Loan contracts facilitated by the Group typically have a term of 36 months. Thus, the contract contains a significant financing component as the services for the borrower referral are provided up front but paid for over time. The total consideration is also variable. Under the guarantee model, the fee rate is fixed and the variability is mainly related to the early repayment risk of borrowers in that the borrower can early repay the loans and the monthly service fee for the remaining period will be waived. Under the non-guarantee model, the fee includes a fixed component and a variable component which depends on the performance of the underlying loans, therefore the variability is mainly related to actual default rates of the portfolios of loans, along with the same prepayment risk. Variable fees are included as part of the total transaction price to the extent that it is highly probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable fee is subsequently resolved. The Group considers estimated prepayment risk and estimated default risk in determining its transaction price, using the expected value approach with reference made to historical information and current trends of prepayments and default. Further, given the service fees are collected over the typical loan term of 36 months, the transaction price is calculated as the present value of all probable collections, discounted using a discount rate that reflects the customers’ credit worthiness. In determining the appropriate discount rate, the Group considers credit characteristics of the customer as well as the rate that would be used in a separate financing transaction between the Group and the customers for the probable payments involved.

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

The Group considers the business origination services and post-lending management services as distinct performance obligations because borrowers, lenders and other financial institutions can benefit from the loan facilitation services and post-lending management services on their own, and those services are clearly stated in the contract and are separately identifiable, they are not integrated nor interrelated with each other, and do not significantly affect each other. Although the Group does not sell these services separately, the Group determined that both deliverables have standalone value. The Group uses the expected-cost-plus-a-margin approach to determine its best estimate of the standalone selling prices of different performance obligations as the basis for allocation. In estimating its standalone selling price for the business origination services and post-lending management services, the Company considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Company’s services, and other market factors. The total service fee allocated to business origination is recognized as revenue upon execution of loan agreements between lenders and borrowers. The service fees allocated to the post-lending management services are deferred and recognized over the period of the loan on a straight-line method, which approximates the pattern of when the underlying services are performed. When the cash received is different from the revenue recognized, a “contract asset” or “contract liability” shall be recognized in the consolidated statement of financial position.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2      Summary of significant accounting policies (Continued)

2.22 Revenue recognition (Continued)

(b)Transaction based service (Continued)

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

2.22 Revenue recognition (Continued)

(b)Transaction based service (Continued)

For sales of products, the Group recognizes revenue net of discounts and return allowances upon the time when the products are delivered to customers.

For asset management services, the service revenues are recognized ratably over the term of the service contracts.

Interest and commission income

For banking operations, interest income from debt instruments measured at amortized cost and debt instruments measured at fair value through other comprehensive income is recognized in revenue using the effective interest rate method. Fees and commissions are recognized on an accrual basis when the service has been provided or significant act performed.

2.23 Interest income

Interest income from banking operations is included in the revenue (Note 5).

Interest income from financial assets that are held for cash management purposes is included in finance income, see finance income (Note 9) below.

Interest income from financial assets at FVPL and any other interest income is included in the net gains/(losses), see other income (Note 8) below.

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

2.24 Dividend income

Dividend income is recognized when the right to receive payment is established.

2.25 Government grants

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

2.26 Tax

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

●	when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
●	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized, except:

●	when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
●	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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

The deferred tax assets recognised for the years ended December 31, 2019, 2020 and 2021 were mainly attributable to major operating companies in Mainland China, which are eligible for preferential tax policies applicable for the qualification of “High and New Technology Enterprise”, and being entitled to a preferential income tax rate of 15% and the number of years that deductible tax losses can be utilised is extended to 10 years.

The carrying amount and reliability of deferred tax assets were reviewed periodically at the end of each reporting period by comparing forecasted taxable profits in prior period to actual results in the current period and comparing revenue growth rate and profit margin in the current year forecast to historical results and industry trends.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3     Critical accounting estimates and judgments (Continued)

(c)	Income taxes (Continued)

Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact current income tax and deferred income tax in the period in which such determination is made.

(d)	Recognition of share-based compensation expenses

As mentioned in Note 26, equity-settled share-based compensation schemes were established for the employees. The directors have used the Binomial option-pricing model to determine the grant date fair value of the options or restricted shares granted to employees, which is to be expensed over the vesting period. Significant estimate on assumptions, such as the underlying equity value, risk-free interest rate, expected volatility and dividend yield, is required to be made by the directors in applying the Binomial option-pricing model. In addition, The Group is required to estimate the percentage of grantees that will remain in employment with the Group and whether the performance conditions for vesting will be met at the end of the vesting period. The Group only recognizes an expense for those share options or restricted shares expected to vest over the vesting period.

(e)	Estimation of the useful life of application and platform included in intangible assets

As at December 31, 2021, the carrying amount of application and platform was RMB257,118,000 (2020: RMB382,635,000 ). The Group estimates the useful life of the application and platform to be at least 3 years based on the expected technical obsolescence of such assets. However, the actual useful life may be shorter or longer than 3 years, depending on technical innovations and competitor actions. If it were only 2 years, the armotisation would be RMB406,456,000 for the year ended December 31, 2021 (2020: RMB388,259,000, 2019: RMB 487,508,000). If the useful life were estimated to be 5 years, the armotisation would be would be RMB162,582,000 for the year ended December 31, 2021 (2020: RMB155,303,000, 2019: RMB195,003,000).

(f)	Impairment of intangible assets including goodwill

The Group is required to test impairment for goodwill, and intangible assets not ready for use on an annual basis. Other intangible assets are tested whenever events or changes in circumstances indicate that the carrying amount of those assets exceeds its recoverable amount. Intangible assets are tested for impairment based on the recoverable amount of the cash generating unit (“CGU”) to which these assets are related. The recoverable amount is determined based on the higher of fair value less costs to sell and value in use.

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

Details of the methodology and key inputs used are disclosed in Note 13.

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

The Group considers implementation and post-implementation support services as distinct performance obligations (Note 2.22 (a)), and the business origination and post-lending management services as distinct performance obligations (Note 2.22 (b)). However, the Group does not provide these services separately, and the third-party evidence of selling price does not exist either, as public information is not available regarding the amount of fees competitors charge for these services. As a result, the Group uses the expected-cost-plus-a-margin approach to determine its best estimate of selling prices of the different deliverables as the basis for allocation. When estimating the selling prices, the Group considers the costs related to such services, profit margin, customer demand, effect of competition, and other market factors, if applicable. During the years ended December 31, 2020 and 2021, the estimation of multiple performance obligations does not have significant effect on the financial statements as relevant transaction has decreased due to Ceased Lending Solution Contracts.

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

Subsequent to initial recognition, the guarantee liabilities are measured at the higher of the amount determined in accordance with the expected credit loss model under IFRS 9 Financial Instruments and the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15 Revenue from Contracts with Customers. The measurement of the expected credit loss of the underlying guaranteed loans takes into account the historical loss record of the Group and those of other comparable companies in the market/industry, current and forward looking economics conditions. During the year ended December 31, 2021, the measurement of financial guarantee liability does not have significant effect on the financial statements as relevant transaction has decreased due to Ceased Lending Solution Contracts.

(j)	Allocation of amortization of intangible assets between cost of revenue and research and development expenses

Intangible assets of the Company are mainly used in provision of services to customers and therefore amortization of the Company is recognized as cost of revenue, except that platform and application with an original cost of RMB690,910,000 contributed by Ping An Insurance (Group) Company of China, Ltd. (“Ping An Group”) has been used in the provision of services to customers and concurrently been used as the foundation for research and development of new or upgraded products and services. During the years ended December 31, 2020 and 2021, the allocation of amortization does not have significant effect on the financial statements as the application and platform contributed by Ping An Group had been fully amortized on July, 2019.

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

Since December 2019, COVID-19 has become widespread in China and many other countries. Although China’s economy is reopening, the Group’s operations have been negatively affected by delays in project implementation, on-site work, business development, client interaction and general uncertainties surrounding the effective and timely constraint of COVID-19. The outbreak of COVID-19 and the resulting widespread health crisis have also adversely affected the economies and financial markets, which could result in an economic downturn. As a result, customer usage of the Group’s solutions and the revenue growth have been and will continue to be adversely affected.

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

The Company and overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies denominated in RMB. The Group has entered into spot-forward USD/RMB currency swaps to hedge certain portion of its exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under the Group’s policy, the critical terms of the swaps must substantially align with the hedge items.

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

(a)   Market risk(Continued)

The analysis below is performed for reasonably possible movements in key variables with all other variables held constant, showing the post-tax impact on profit and equity.

	At December 31,			At December 31,
	2019	2020	2021	2019	2020	2021

	Impact on post tax profit			Impact on other components of equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
USD+5%	21,776	52,506	(4,028)	326,722	618,581	260,467
USD −5%	(21,776)	(52,506)	4,028	(326,722)	(618,581)	(260,467)

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

(b)	Credit risk
(i)	Credit risk management

In 2021, the COVID-19 still had certain impacts on businesses in some provinces/cities and industries as well as the whole economy of the PRC. As a result, the quality of the Group’s credit assets and investment assets was affected to some extent.

The Group’s credit risk is mainly associated with cash and cash equivalents, restricted cash, trade receivables, contract assets, other receivables, financial assets measured at amortized cost from virtual bank and financial guarantee contracts. The carrying amounts of each class of the above financial assets represent the Group’s maximum exposure to credit risk in relation to financial assets except for the financial guarantee as disclosed in Note 4.1 (b) (ii).

To manage this risk arising from cash and cash equivalents and restricted cash, the Group mainly transacts with state-owned or reputable financial institutions in the PRC including related parties (Note 34(d)) and reputable international financial institution outside the PRC. The Group considers that there is no significant credit risk and the Group will not suffer any material losses due to the default of these financial institutions.

The Group’s trade receivables and contract assets mainly arise from transactions undertaken with customers. The Group mitigates the credit risk by assessing the credit quality, setting a shorter credit period or arranging the instalment payment and prepayment method. The impairment loss allowance for trade receivables and contract assets are disclosed in Note 18 and Note 5.

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

For financial assets measured at amortized cost from virtual bank, management developed independent and regular procedures to review the approvals of credit applications, structure levels of credit risk by setting limits on the exposure of risk, and review the ability of borrowers to meet repayment obligations, with monitoring made on a revolving basis and performing periodic reviews. The credit programmes are managed on a portfolio basis, and the limits on the level of credit risk by sectors are approved annually by the management. The exposure to credit risk is mitigated by obtaining relevant financial guarantees. For debt securities and interbank exposure under treasury portfolio, external ratings are used, which are continuously monitored and updated.

For financial guarantee contracts and relevant financial guarantee fee receivables as disclosed in Note 2.11. Management reviews the financial guarantee contracts and financial guarantee fee receivables collectively at each reporting date to ensure that adequate allowance for impairment losses and relevant liabilities are made.

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

The Group applies the IFRS 9 simplified approach in measuring expected credit losses which uses a lifetime expected impairment loss allowance for all trade receivables and contract assets excluding those generated from Ceased Lending Solution Contracts. For trade receivables and contract assets generated from Ceased Lending Solution Contracts, three-stage approach has been applied due to the existence of significant financing component.

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

The Group sets quantitative and qualitative criteria to judge whether there has been a SICR after initial recognition. The judgement criteria mainly includes the Probabilities of Default changes of the debtors, changes of credit risk categories and other indicators of SICR, etc.. In the judgement of whether there has been a SICR after initial recognition, the Group has not rebutted the 30 days past due as presumption of SICR.

The definition of credit-impaired assets

Under IFRS 9, in order to determine whether credit impairment occurs, the defined standards adopted by the Group are consistent with the internal credit risk management objectives for relevant financial assets while considering quantitative and qualitative indicators. When the Group assesses whether the debtor has credit impairment, the following factors are mainly considered:

●	The debtor has overdue more than 90 days after the contract payment date
●	The debtor has significant financial difficulties
●	The debtor is likely to go bankrupt or other financial restructuring
●	The lender gives the debtor concessions for economic or contractual reasons due to the debtor’s financial difficulties, where such concessions are normally reluctant to be made by the lender

The credit impairment of financial assets may be caused by the joint effects of multiple events and may not be caused by separately identifiable event.

Forward-looking information

The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the debtors to settle the receivables. The Group has identified the Gross Domestic Product (“GDP”) to be the most relevant factor, and has also taken into account of the HK real GDP, the HK Property Price Index (“PPI”), the HK Unemployment Rate (“UR”) in virtual bank operations, and accordingly adjusts the historical loss rates based on expected changes in these factors. In generating the forward-looking scenarios, the operationalization of the ECL models, using also the latest economic statistics, would take into account the recent influences of the coronavirus pandemic situation.

Credit risk exposure

Without considering the impact of collateral and other credit enhancement, for on-balance sheet assets, the maximum exposures are based on net carrying amounts as reported in the consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Management of financial risk (Continued)

4.1  Financial Risk (Continued)

(b)	Credit risk (Continued)
(ii)	ECL measurement (Continued)

Credit risk exposure (Continued)

(1)	Trade receivables and contract assets

Trade receivables and contract assets	As at December 31, 2020
	RMB’000	RMB’000	RMB’000
	Trade	Contract
	receivables	assets	Total

Gross carrying amount
Applying simplified approach (*1)	881,147	317,113	1,198,260
Applying three-stage approach (*2)	—	12,300	12,300
	881,147	329,413	1,210,560

Loss allowance
Applying simplified approach (*1)	42,457	54,786	97,243
Applying three-stage approach (*2)	—	9	9
	42,457	54,795	97,252

	As at December 31, 2021
	RMB’000	RMB’000	RMB’000
	Trade	Contract
	receivables	assets	Total
Gross carrying amount
Applying simplified approach (*1)	934,152	311,103	1,245,255

Loss allowance
Applying simplified approach (*1)	42,978	82,340	125,318

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Management of financial risk (Continued)

4.1  Financial Risk (Continued)

(b)	Credit risk (Continued)
(ii)	ECL measurement (Continued)

Credit risk exposure (Continued)

(1)Trade receivables and contract assets (Continued)

*1   To measure the expected credit losses, all trade receivables and contract assets (except for amount related to Ceased Lending Solution Contracts) applying simplified approach have been grouped based on shared credit risk characteristics and the aging analysis. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables for the same types of contracts. The impairment loss allowance of trade receivables and contract assets applying simplified approach was determined as follows:

	As at December 31, 2020
	Related	Up to	1 year to	2 year to	Above
	parties	1 year	2 year	3 year	3 years	Total
Expected loss rate	—	6.36%	32.93%	78.49%	98.70%	8.12%

Gross carrying amount of trade receivables and contract assets applying simplified approach	516,765	554,889	88,524	23,655	14,427	1,198,260

Loss allowance of trade receivables and contract assets applying simplified approach	—	35,286	29,151	18,566	14,240	97,243

	As at December 31, 2021
	Related	Up to	1 year to	2 year to	Above
	parties	1 year	2 year	3 year	3 years	Total
Expected loss rate	1.55%	6.31%	33.30%	89.51%	98.86%	10.06%

Gross carrying amount of trade receivables and contract assets applying simplified approach	456,470	653,428	81,012	39,758	14,587	1,245,255

Loss allowance of trade receivables and contract assets applying simplified approach	7,091	41,240	26,980	35,587	14,420	125,318

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Management of financial risk (Continued)

4.1  Financial Risk (Continued)

(b)	Credit risk (Continued)
(ii)	ECL measurement (Continued)

Credit risk exposure (Continued)

(1)	Trade receivables and contract assets (Continued)

Movements in the impairment loss allowance of trade receivables and contract assets applying simplified approach are as follows:

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Beginning of the year	(13,128)	(45,944)	(97,243)
Additions of impairment loss	(34,243)	(128,437)	(87,731)
Reversal of impairment loss	531	9,494	16,670
Write-off	896	67,644	42,986
End of the year	(45,944)	(97,243)	(125,318)

*2The impairment loss allowance of contract assets applying three-stage approach was determined as follows:

	As at December 31,
	2020	2021
	RMB’000	RMB’000
Gross carrying amount
Stage 1	12,290	—
Stage 2	10	—
	12,300	—
Loss allowance
Stage 1	1	—
Stage 2	8	—
	9	—

Movements in the impairment loss allowance of contract assets applying three-stage approach are as follows:

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Beginning of the year	(1,960)	(1,818)	(9)
Additions of impairment loss	(6,590)	(12,296)	—
Write‑off	6,732	14,105	9
End of the year	(1,818)	(9)	—

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4      Management of financial risk (Continued)

4.1   Financial Risk (Continued)

(b)	Credit risk (Continued)
(ii)	ECL measurement (Continued)

Credit risk exposure (Continued)

(2)	Other receivables

Credit risk exposure of other receivables was mainly from financial guarantee fee receivables. Credit risk exposure of financial guarantee fee receivables has significantly decreased due to Ceased Lending Solution Contracts. The credit risk exposure of the financial guarantee fee receivables was disclosed in Note 19(a).

(3)	Loans and advances to customers

The following table presents the credit risk exposure of the loans and advances to customers from banking operations.

	As at December 31,
	2020	2021
	RMB’000	RMB’000
Gross carrying amount

Financial assets measured at amortized cost	602,299	13,575
Financial assets measured at fair value through other comprehensive income	—	1,103,460
	602,299	1,117,035

Loss allowance	711	190

Movements in the impairment loss allowance of loans and advances to customers applying three-stage approach are as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Beginning of the year	—	—	(711)
Additions of impairment loss	—	(711)	(1,170)
Write-off	—	—	1,691
End of the year	—	(711)	(190)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Management of financial risk (Continued)

4.1  Financial Risk (Continued)

(b)	Credit risk (Continued)
(ii)	ECL measurement (Continued)

Credit risk exposure (Continued)

Financial guarantee contracts

The following table contains an analysis of the maximum credit risk exposure from financial guarantee contracts.

	As at December 31,
	2020	2021
	RMB’000	RMB’000
Stage 1	5,275	—
Stage 2	1,328	—
	6,603	—

The Group normally makes a full settlement of the outstanding principal and interest to lenders when the underlying loans are overdue by a number of days (typically 80 days). When the loans become overdue for more than 80 days, the loans are considered impaired and there is no reasonable expectation of recovery from such loans. The financial guarantee liability balance will be reduced by the respective payouts made by the Group. As such, there were no stage 3 credit risk exposures for financial guarantee contracts as at December 31, 2020 and 2021.

(c)	Liquidity risk

The Group manages liquidity risk by maintaining adequate cash and cash equivalents and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Management believe that the Group’s current cash and cash equivalents and anticipated cash flows from operations, investment and financing activities will be sufficient to meet the Group’s anticipated working capital requirements and capital expenditures for the next 12 months from December 31, 2021.

The liquidity risk of the foreign exchange swap is managed by aligning the critical terms of such swaps with the hedged items.

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

	As at December 31, 2020
	Within 1 year	1 to 5 years	Total
	RMB’000	RMB’000	RMB’000

Short‑term borrowings	2,312,504	—	2,312,504
Trade and other payables	834,600	424,701	1,259,301
- Including: lease liabilities	90,098	50,596	140,694
Customer deposits	405,853	—	405,853
Non‑derivative financial liabilities:	3,552,957	424,701	3,977,658

Gross settled (foreign exchange swaps)
- (inflow)	(1,939,843)	—	(1,939,843)
- outflow	2,105,723	—	2,105,723
Derivative financial liabilities	165,880	—	165,880

Total	3,718,837	424,701	4,143,538

Financial guarantees
Maximum guarantee exposure*	6,603	—	6,603

	As at December 31, 2021
	Within 1 year	1 to 5 years	Total
	RMB’000	RMB’000	RMB’000

Short‑term borrowings	818,246	—	818,246
Trade and other payables	1,158,593	340,162	1,498,755
- Including: lease liabilities	65,094	112,102	177,196
Customer deposits	1,350,171	—	1,350,171
Non‑derivative financial liabilities:	3,327,010	340,162	3,667,172
Gross settled (foreign currency swaps)
- (inflow)	(2,147,751)	—	(2,147,751)
- outflow	2,338,722	—	2,338,722
Derivative financial liabilities	190,971	—	190,971
Total	3,517,981	340,162	3,858,143
Financial guarantees
Maximum guarantee exposure*	—	—	—
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

The Group monitors capital (including share capital and reserves) by regularly reviewing the capital structure. As a part of this review, the Company considers the cost of capital and the risks associated with the issued share capital. The Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or repurchase the Company’s shares. In the opinion of the Directors of the Company, the Group’s capital risk was low as at December 31, 2021.

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

The Group’s financial assets measured at fair value mainly include financial assets at fair value through profit or loss and financial assets measured at fair value through other comprehensive income.

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

The levels of the fair value hierarchy are as follows:

(a)Fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities (“Level 1”);

(b)Fair value is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (“Level 2”); and

(c)Fair value is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs) (“Level 3”).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Management of financial risk (Continued)

4.3  Fair value estimation (Continued)

Determination of fair value and fair value hierarchy (Continued)

For Level 3 financial instruments, prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value measurement within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques. To determine the fair value of loans and advances to customers from banking operations, loans are segregated into portfolios of similar characteristics. Fair values are estimated using discounted cash flow methodology incorporating a range of input assumptions including expected customer prepayment rates, new business interest rate estimates for similar loans. The fair value of loans reflects expected credit losses at the balance sheet date and the fair value effect of repricing between origination and the reporting date. For credit impaired loans, fair value is estimated by discounting the future cash flows over the period they are expected to be recovered.

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Management of financial risk (Continued)

4.3  Fair value estimation (Continued)

Determination of fair value and fair value hierarchy (Continued)

The following tables provide the fair value measurement hierarchy of the Group’s financial assets and liabilities:

	As at December 31, 2020
	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets measured at fair value
Financial assets at fair value through profit or loss (Note 21)	—	1,487,195	676	1,487,871
Financial assets measured at fair value through other comprehensive income (Note 16)	16,828	—	5,000	21,828
Financial liabilities
Derivative financial liabilities	—	165,880	—	165,880

	As at December 31, 2021
	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets measured at fair value
Financial assets at fair value through profit or loss (Note 21)	—	2,070,977	676	2,071,653
Financial assets measured at fair value through other comprehensive income (Note 16)	16,334	—	1,106,664	1,122,998
Financial liabilities
Derivative financial liabilities	—	190,971	—	190,971

For the years ended December 31, 2020 and 2021, there were no transfers among different levels of fair values measurement.

Movements of Level 3 financial instruments measured at fair value is as follows:

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Beginning of the year	5,000	6,438	5,676
Additions	1,438	—	1,103,460
Losses recognised in other comprehensive income	—	—	(1,796)
Losses recognised in other gain	—	(762)	—
End of the year	6,438	5,676	1,107,340

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Segment information and revenue

5.1  Description of segments and principal activities

For the purpose of internal reporting and management’s operation review, the chief operating decision-makers and management personnel do not segregate the Group’s business by product or service lines for the years ended 31 December 2019 and 2020. Hence, the Group has only one operating segment and does not distinguish between markets or segments for the purpose of internal reporting for such periods.

In view of the increased scale of the banking business, and to help investors better understand the Group’s revenue structure, a new segment named “Virtual Bank Business” has been separately presented as segment from 2021 onwards, both in the internal reports utilised by the chief operating decision makers, as well as in the consolidated financial statements of the Group. The comparative figures in the note have been restated to conform with the new presentation. The Board believes that the above changes in segment information better reflect current market trends, as well as resource allocation and future business development of the Group.

As a result of this evaluation, the Group determined that it has operating segments as follows:

– Technology Solution

– Virtual Bank Business

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Segment information and revenue (Continued)

5.1  Description of segments and principal activities (Continued)

As the Group’s assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses incurred in the PRC, no geographical segments are presented.

	Year ended December 31, 2019
			Intersegment
			eliminations
	Virtual Bank	Technology	and
	Business	Solutions	adjustments	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000

Revenue	—	2,385,924	(58,078)	2,327,846
Cost of revenue	—	(1,619,066)	58,078	(1,560,988)
Gross profit	—	766,858	—	766,858

Research and development expenses	(8,530)	(947,565)	—	(956,095)
Selling and marketing expenses	(7,144)	(628,529)	—	(635,673)
General and administrative expenses	(87,340)	(669,341)	—	(756,681)
Net impairment losses on financial and contract assets	—	(45,167)	—	(45,167)
Other income, gains or loss-net	(138)	(74,116)	—	(74,254)
Operating loss	(103,152)	(1,597,860)	—	(1,701,012)

Finance income	5,742	122,519	—	128,261
Finance costs	—	(174,831)	—	(174,831)
Finance costs – net	5,742	(52,312)	—	(46,570)
Share of losses of associate and joint venture	—	(14,854)	—	(14,854)
Loss before income tax	(97,410)	(1,665,026)	—	(1,762,436)

ASSETS
Segment Assets	554,747	9,253,339	(593,712)	9,214,374
Goodwill	—	289,161	—	289,161
Deferred income tax assets	—	423,786	—	423,786
Total assets	554,747	9,966,286	(593,712)	9,927,321

LIABILITIES
Segment Liabilities	113,830	5,320,146	(60,487)	5,373,489
Deferred income tax liabilities	—	33,291	—	33,291
Total Liabilities	113,830	5,353,437	(60,487)	5,406,780

Other segment information
Depreciation of property and equipment	3,374	124,012	—	127,386
Amortization of intangible assets	799	331,671	—	332,470
Additions of non-current assets except for goodwill and deferred income tax assets	84,016	630,160	—	714,176

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Segment information and revenue (Continued)

5.1  Description of segments and principal activities (Continued)

	Year ended December 31, 2020
			Intersegment
			eliminations
	Virtual Bank	Technology	and
	Business	Solutions	adjustments	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000

Revenue	3,177	3,353,903	(44,790)	3,312,290
Cost of revenue	(20,953)	(2,092,671)	44,790	(2,068,834)
Gross profit	(17,776)	1,261,232	—	1,243,456

Research and development expenses	(27,395)	(1,145,895)	—	(1,173,290)
Selling and marketing expenses	(18,622)	(610,866)	—	(629,488)
General and administrative expenses	(106,291)	(728,626)	—	(834,917)
Net impairment losses on financial and contract assets	(712)	(133,807)	—	(134,519)
Other income, gains or loss-net	7,440	50,992	—	58,432
Operating loss	(163,356)	(1,306,970)	—	(1,470,326)

Finance income	—	77,237	—	77,237
Finance costs	(546)	(149,817)	—	(150,363)
Finance costs – net	(546)	(72,580)	—	(73,126)
Share of losses of associate and joint venture	—	(7,802)	—	(7,802)
Loss before income tax	(163,902)	(1,387,352)	—	(1,551,254)

ASSETS
Segment Assets	1,026,918	9,822,814	(818,197)	10,031,535
Goodwill	—	289,161	—	289,161
Deferred income tax assets	—	564,562	—	564,562
Total assets	1,026,918	10,676,537	(818,197)	10,885,258

LIABILITIES
Segment Liabilities	511,105	5,129,511	(60,721)	5,579,895
Deferred income tax liabilities	—	20,080	—	20,080
Total Liabilities	511,105	5,149,591	(60,721)	5,599,975

Other segment information
Depreciation of property and equipment	8,273	130,258	—	138,531
Amortization of intangible assets	10,720	271,977	—	282,697
Additions of non-current assets except for goodwill and deferred income tax assets	63,997	239,829	—	303,826

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Segment information and revenue (Continued)

5.1  Description of segments and principal activities (Continued)

	Year ended December 31, 2021
			Intersegment
			eliminations
	Virtual Bank	Technology	and
	Business	Solutions	adjustments	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000

Revenue	34,320	4,098,734	(697)	4,132,357
Cost of revenue	(37,748)	(2,658,655)	697	(2,695,706)
Gross profit	(3,428)	1,440,079	—	1,436,651

Research and development expenses	(33,192)	(1,319,826)	—	(1,353,018)
Selling and marketing expenses	(38,042)	(550,338)	—	(588,380)
General and administrative expenses	(99,796)	(741,889)	—	(841,685)
Net impairment losses on financial and contract assets	(1,250)	(70,979)	—	(72,229)
Other income, gains or loss-net	91	13,830	—	13,921
Operating loss	(175,617)	(1,229,123)	—	(1,404,740)

Finance income	—	28,823	—	28,823
Finance costs	(310)	(76,327)	—	(76,637)
Finance costs – net	(310)	(47,504)	—	(47,814)
Share of losses of associate and joint venture	—	9,946	—	9,946
Loss before income tax	(175,927)	(1,266,681)	—	(1,442,608)

ASSETS
Segment Assets	2,032,344	7,377,469	(1,041,585)	8,368,228
Goodwill	—	289,161	—	289,161
Deferred income tax assets	—	683,218	—	683,218
Total assets	2,032,344	8,349,848	(1,041,585)	9,340,607

LIABILITIES
Segment Liabilities	1,459,125	4,097,004	(60,465)	5,495,664
Deferred income tax liabilities	—	9,861	—	9,861
Total Liabilities	1,459,125	4,106,865	(60,465)	5,505,525

Other segment information
Depreciation of property and equipment	14,195	121,780	—	135,975
Amortization of intangible assets	20,356	282,418	—	302,774
Additions of non-current assets except for goodwill and deferred income tax assets	44,107	201,940	—	246,047

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Segment information and revenue (Continued)

5.2  Revenue

(a)  Disaggregation of revenue from contracts with customers

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
- Technology Solutions
Implementation	570,822	851,856	733,648
Transaction based and support revenue
- Operation support services	582,968	1,061,445	1,097,719
- Business origination services *	770,893	605,733	450,597
- Risk management services	327,120	362,530	534,071
- Cloud services platform	—	314,338	1,050,179
- Post‑implementation support services	36,000	55,678	49,447
- Others	40,043	57,533	182,376

- Virtual Bank Business

Interest and commission	—	3,177	34,320
	2,327,846	3,312,290	4,132,357
*	Within revenue of business origination services, there were revenues derived from guarantee model as disclosed in Note 2.22(b) at RMB13,657,000, RMB6,706,000 and RMB191,000 for the years ended December 31, 2019, 2020 and 2021, respectively.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5      Segment information and revenue (Continued)

5.2  Revenue (Continued)

(a)  Disaggregation of revenue from contracts with customers (Continued)

Disaggregation of revenue by timing of transfer of services over time or at a point in time is set out below:

	At a point
	in time	Over time	Total
Year ended December 31, 2019
Implementation	—	570,822	570,822
Transaction based and support revenue
- Operation support services	278,768	304,200	582,968
- Business origination services	770,893	—	770,893
- Risk management services	327,120	—	327,120
- Post‑implementation support services	—	36,000	36,000
- Others	37,354	2,689	40,043

	1,414,135	913,711	2,327,846

	At a point
	in time	Over time	Total
Year ended December 31, 2020
Implementation	—	851,856	851,856
Transaction based and support revenue
- Operation support services	453,720	607,725	1,061,445
- Business origination services	605,733	—	605,733
- Risk management services	362,530	—	362,530
- Cloud services platform	—	314,338	314,338
- Post-implementation support services	—	55,678	55,678
- Others	56,505	4,205	60,710

	1,478,488	1,833,802	3,312,290

	At a point
	in time	Over time	Total
Year ended December 31, 2021
Implementation	—	733,648	733,648
Transaction based and support revenue
- Operation support services	399,523	698,196	1,097,719
- Business origination services	450,597	—	450,597
- Risk management services	534,071	—	534,071
- Cloud services platform	—	1,050,179	1,050,179
- Post-implementation support services	—	49,447	49,447
- Others	181,004	35,692	216,696

	1,565,195	2,567,162	4,132,357

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Segment information and revenue (Continued)

5.2  Revenue (Continued)

(a)  Disaggregation of revenue from contracts with customers (Continued)

During the years ended December 31, 2019, 2020 and 2021, the Group mainly operated in the PRC and most of the revenue were generated in PRC.

The major customers (and for the Group’s lending solution services, the parties to whom service fees were charged(i)) which contributed more than 10% of the total revenue of the Group for the years ended December 31, 2019, 2020 and 2021 are listed as below:

	For the year
	ended
	December 31,
	2019	2020	2021
	% of total	% of total	% of total
	revenue	revenue	revenue
Ping An Group and its subsidiaries	42.90%	52.23%	56.03%
Lufax Holding Ltd (''Lufax'') and its subsidiaries	16.05%	11.32%	11.15%
	58.95%	63.55%	67.18%

The major customers (and for the Group’s lending solution services, the lender(ii)) which contributed more than 10% of the total revenue of the Group for the years ended December 31, 2019, 2020 and 2021 are listed as below:

	For the year
	ended
	December 31,
	2019	2020	2021
	% of total	% of total	% of total
	revenue	revenue	revenue
Ping An Group and its subsidiaries	42.73%	52.13%	56.06%
Lufax and its subsidiaries	12.85%	10.36%	10.36%
	55.58%	62.49%	66.42%

Note:

(i)	The Group’s lending solution services revenue by parties charged represent the fees received/receivable by the Group from the respective customers.
(ii)	The Group’s lending solution services revenue by lenders represent the fees generated by the Group from loans facilitated through the Group’s platform for the respective customers as lenders.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Segment information and revenue (Continued)

5.2  Revenue (Continued)

(b)  Contract assets and liabilities

The Group has recognized the following revenue-related contract assets and liabilities:

	At December 31,
	2020	2021
	RMB’000	RMB’000
Contract assets
-Implementation	233,785	271,521
-Transaction based and support	95,628	39,582
- Business origination services	31,523	9,976
- Operation support services	58,211	17,449
- Post implementation support services	5,894	12,157

	329,413	311,103
Less: Impairment loss allowance
-Implementation	(48,970)	(72,266)
-Transaction based and support	(5,825)	(10,074)
- Business origination services	(9)	—
- Operation support services	(3,078)	(4,771)
- Post implementation support services	(2,738)	(5,303)

	(54,795)	(82,340)
	274,618	228,763

Less: Non-current contract assets	(16,788)	(868)
	257,830	227,895

	At December 31,
	2020	2021
	RMB’000	RMB’000
Contract liabilities
-Implementation	34,354	24,107
-Transaction based and support	121,876	149,155
-Post implementation support services	20,320	22,748
-Risk management services	8,301	21,629
-Operation support services	78,504	90,409
-Others	14,751	14,369

	156,230	173,262

Less: Non‑current contract liabilities	(17,683)	(19,418)
	138,547	153,844

Increase in contract assets during the year was in line with the growth of the Group’s contracted sales.

5     Segment information and revenue (Continued)

5.2  Revenue (Continued)

(b)  Contract assets and liabilities (Continued)

During the years ended December 31, 2019, 2020 and 2021, there were no material cumulative catch-up adjustments to revenue that affect the corresponding contract asset or contract liability, including adjustments arising from a change in the measure of

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

progress, a change in an estimate of the transaction price or a contract modification, there were also no revenue recognized in the reporting year from performance obligations satisfied (or partially satisfied) in previous years.

(i)Revenue recognized in relation to contract liabilities

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Revenue recognized that was included in the contract liability balance at the beginning of the year	58,383	104,960	138,547

(ii)	Remaining performance obligations of long-term contracts

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Aggregate amount of the transaction price allocated to long‑term contracts that are partially or fully unsatisfied at the end of each year
Expected to be recognized within one year	67,979	240,089	455,294
Expected to be recognized in one to two years	18,920	67,464	89,762
Expected to be recognized in two to three years	3,290	48,475	33,937
Expected to be recognized beyond three years	12,339	27,688	31,523
	102,528	383,716	610,516

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6    Expenses by nature

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Employee benefit expenses (Note 7)	1,480,826	1,643,404	1,629,375
Technology service fees	858,946	1,500,711	2,021,238
Outsourcing labor costs	276,301	300,323	437,081
Amortization of intangible assets (Note 13)	332,470	282,697	302,774
Business origination fees to channel partners	291,883	251,988	276,966
Purchase costs of products	46,070	74,248	176,224
Depreciation of property and equipment (Note 12)	127,386	138,531	135,975
Marketing and advertising fees	47,014	59,801	110,775
Professional service fees	64,555	76,366	55,585
Auditor’s remuneration	7,580	9,820	9,030
Listing expenses	—	—	12,467
Travelling expenses	89,195	54,587	76,987
Telecommunication expenses	85,918	107,077	37,854
Impairment loss of intangible assets (Note 13)	—	23,259	5,646
Others	201,293	183,717	190,812
Total cost of revenue, research and development expenses, selling and marketing expenses, general and administrative expenses	3,909,437	4,706,529	5,478,789

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Research and development costs
-Employee benefit expenses	610,063	610,564	514,456
-Technology service fees	448,902	682,222	859,324
-Amortization of intangible assets	20,311	3,812	3,396
-Depreciation of property and equipment	12,687	9,659	11,182
-Impairment loss of intangible assets	—	5,597	3,747
-Others	55,727	37,438	23,200
Amounts incurred	1,147,690	1,349,292	1,415,305

Less: capitalized
-Employee benefit expenses	(116,801)	(125,767)	(45,016)
-Technology service fees	(63,260)	(50,235)	(17,271)
-Others	(11,534)	—	—
	(191,595)	(176,002)	(62,287)
	956,095	1,173,290	1,353,018

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7     Employee benefit expenses

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Wages and salaries	1,165,604	1,319,554	1,276,205
Welfare and other benefits	252,907	248,870	330,552
Share‑based payments (Note 26)	62,315	74,980	22,618
	1,480,826	1,643,404	1,629,375

8    Other income, gains or loss - net

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Net foreign exchange (loss)/gain	(8,569)	285,722	77,143
Government grants and tax rebates (Note a)	17,795	63,627	51,080
Net gain on financial assets at fair value through profit or loss	38,891	49,447	45,644
Gain on dilution of interest in associate (Note 14)	—	2,511	—
Net gain on financial assets measured at fair value through other comprehensive income	44	2,092	7
Gain/(loss) on disposal of property and equipment and intangible asset	13,267	1,302	(266)
Guarantee (loss)/gain, net (Note b)	(137,191)	(69,185)	10,757
Net loss on derivatives	(244)	(281,691)	(169,545)
Others	1,753	4,607	(899)
	(74,254)	58,432	13,921

(a)	Government grants and tax rebates were related to income. There were no unfulfilled conditions or contingencies related to these subsidies.

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Government grants	7,397	44,202	28,871
- Technology development incentives	—	25,425	14,391
- Epidemic subsidies	—	4,000	—
- Operation subsidies	7,397	14,777	14,480
Tax rebates	10,398	19,425	22,209
	17,795	63,627	51,080

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8     Other income, gains or loss – net (Continued)

(b)	Guarantee (loss)/gain, net

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Interest income on financial guarantee fee receivables (Note 19(a))	24,802	5,257	466
Impairment (loss)/reversal of financial guarantee fee receivables (Note 19(a))	(29,712)	(7,988)	7,250
Guarantee (charge)/gain arising from changes in estimates under financial guarantee contract	(132,281)	(66,454)	3,041
	(137,191)	(69,185)	10,757

9     Finance costs — net

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Finance income
Interest income on bank deposits	128,261	77,237	28,823

Finance costs
Interest expense on borrowings	(149,279)	(127,585)	(56,534)
Interest expense on lease liabilities	(10,785)	(7,736)	(5,803)
Interest expense on redemption liability	(12,608)	(14,326)	(12,406)
Bank charges	(2,159)	(716)	(1,894)
	(174,831)	(150,363)	(76,637)

	(46,570)	(73,126)	(47,814)

10   Income tax benefits

The income tax benefits of the Group for the years ended December 31, 2019, 2020 and 2021 are analyzed are follows:

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Current income tax	(5,157)	(16,856)	(16,780)
Deferred income tax	80,081	153,987	128,875
Income tax benefit	74,924	137,131	112,095

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10   Income tax benefit (Continued)

The tax on the Group’s loss before income tax differs from the theoretical amount that would arise using the statutory tax rate applicable to loss of the consolidated entities as follows:

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Loss before income tax	1,762,436	1,551,254	1,442,608
Tax calculated at PRC statutory income tax rate of 25%	440,559	387,814	360,652
Differential of income tax rates applicable to subsidiaries	(120,179)	(145,000)	(161,199)
Expense not deductible for tax purposes	(53,578)	(35,455)	(10,169)
Incomes not subject to tax	9,022	6,899	1,732
Tax losses and temporary differences for which no deferred income tax asset was recognized	(170,868)	(81,698)	(87,237)
Derecognization of deferred tax assets on tax losses	(40,668)	(3,137)	(23)
Additional deductible allowance for research and development expenses	2,936	6,873	8,255
Utilization of previously unrecognized tax losses	7,700	835	84
Income tax benefit	74,924	137,131	112,095

The unused tax losses for the years ended December 31, 2020 and 2021 are analyzed as follows:

	At December 31,
	2020	2021
	RMB’000	RMB’000
Unused tax losses for which no deferred tax asset has been recognized	1,608,337	1,982,709

The expiry dates of the unused tax losses not recognized as deferred tax assets for the years ended December 31, 2020 and 2021 are listed as follows:

	At December 31,
	2020	2021
	RMB’000	RMB’000

Year 2022	277,048	277,048
Year 2023	117,030	118,502
Year 2024	420,353	419,866
Year 2025	242,645	82,441
Year 2026	—	104,316
Year 2028	—	1,826
Year 2029	7,149	7,149
Year 2030	9,689	8,051
Year 2031	—	60,059

Notes:

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10   Income tax benefit (Continued)

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

The Hong Kong income tax rate is 16.5%. No Hong Kong profits tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax during the years ended December 31, 2019, 2020 and 2021.

(d)	Singapore Income Tax

The Singapore income tax rate is 17%. No Singapore profits tax was provided for as there was no estimated taxable profit that was subject to Singapore profits tax during the years ended December 31, 2019, 2020 and 2021.

(e)	Indonesia Income Tax

The income tax provision in respect of the Group’s operations in Indonesia was calculated at the tax rate of 0.5% on the gross revenue for the year ended December 31, 2019, and 25% on the taxable profits for the year ended December 31, 2020, and 22% on the taxable profits for the year ended December 31, 2021.

(f)	PRC Withholding Tax (“WHT”)

According to the EIT Law, distribution of profits earned by PRC companies since January 1, 2008 to overseas investors is subject to withholding tax of 5% or 10%, depending on the region of incorporation of the overseas investor, upon the distribution of profits to overseas-incorporated immediate holding companies.

During the years ended December 31, 2019, 2020 and 2021, no deferred income tax liability on WHT was accrued because the subsidiaries of the Group were loss making.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11   Loss per share

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Net loss for the year attributable to owners of the Company	(1,660,566)	(1,353,608)	(1,281,699)
Weighted average number of ordinary shares in issue (in’000 shares)	939,286	1,064,710	1,108,291
Basic loss per share (RMB yuan)	(1.77)	(1.27)	(1.16)
Diluted loss per share (RMB yuan)	(1.77)	(1.27)	(1.16)

Basic loss per ADS (RMB yuan) (Note)	(5.30)	(3.81)	(3.47)
Diluted loss per ADS (RMB yuan) (Note)	(5.30)	(3.81)	(3.47)

Note: One ADS represented three ordinary shares of the Company.

Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of ordinary shares in issue during the years ended December 31, 2019, 2020 and 2021.

Shares held for share incentive scheme purpose have been treated as treasury shares. Accordingly, for purpose of calculation of loss per share, the issued and outstanding number of ordinary shares as at December 31, 2019, 2020 and 2021, taking into account the shares held for share incentive scheme purpose, were 1,031,149,064 shares, 1,104,233,317 shares, 1,109,938,973 shares, respectively.

The effects of all outstanding share options granted under the Share Option Scheme and Restricted Share Units Scheme (Note 26) for the years ended December 31, 2019, 2020 and 2021, have been excluded from the computation of diluted loss per share as their effects would be anti-dilutive. Accordingly, dilutive loss per share for the years ended December 31, 2019, 2020 and 2021 were the same as basic loss per share for the years.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12   Property and equipment

	Office and
	telecommunication	Right‑of‑use	Leasehold
	equipment	properties	improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2020
Cost	108,561	329,409	89,915	527,885
Accumulated depreciation	(43,852)	(147,271)	(21,415)	(212,538)
Exchange difference	(329)	(141)	(372)	(842)
Net book amount	64,380	181,997	68,128	314,505

Year ended December 31, 2020
Opening net book amount	64,380	181,997	68,128	314,505
Additions	13,235	38,646	3,821	55,702
Disposals, net	(2,220)	(855)	—	(3,075)
Depreciation charge	(21,716)	(97,924)	(18,891)	(138,531)
Exchange difference	(2,640)	(923)	(754)	(4,317)
Closing net book amount	51,039	120,941	52,304	224,284

As at December 31, 2020
Cost	103,462	362,322	93,736	559,520
Accumulated depreciation	(49,454)	(240,317)	(40,306)	(330,077)
Exchange difference	(2,969)	(1,064)	(1,126)	(5,159)
Net book amount	51,039	120,941	52,304	224,284

Year ended December 31, 2021
Opening net book amount	51,039	120,941	52,304	224,284
Additions	30,484	118,030	15,069	163,583
Disposals, net	(1,285)	(5,723)	—	(7,008)
Depreciation charge	(21,682)	(88,974)	(25,319)	(135,975)
Exchange difference	(108)	(273)	(91)	(472)
Closing net book amount	58,448	144,001	41,963	244,412

As at December 31, 2021
Cost	126,626	461,605	108,805	697,036
Accumulated depreciation	(65,102)	(316,267)	(65,625)	(446,994)
Exchange difference	(3,076)	(1,337)	(1,217)	(5,630)
Net book amount	58,448	144,001	41,963	244,412

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12   Property and equipment (Continued)

During the different periods, the approximate depreciation which were charged to cost of revenue, research and development expenses, selling and marketing expenses and general and administrative expenses were as follows:

	Year ended December 31
	2020	2021
	RMB’000	RMB’000
Cost of revenue	2,978	3,633
Research and development expenses	9,659	11,182
Selling and marketing expenses	3,035	4,525
General and administrative expenses	122,859	116,635
	138,531	135,975

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13   Intangible assets

	Application and platform
	Contributed				Development
	by Ping	Developed		Purchased	costs in		Business
	An Group	internally	Acquired	Software	progress	Goodwill	license	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Year ended December 31, 2020
Opening net book amount	—	276,896	44,636	64,996	157,429	289,161	97,399	46,431	976,948
Additions	—	—	3,153	18,365	176,002	—	50,604	—	248,124
Disposal, net	—	(576)	—	—	—	—	—	—	(576)
Write-off	—	(17,662)	—	—	(5,597)	—	—	—	(23,259)
Transfer	—	206,712	—	—	(206,712)	—	—	—	—
Amortization	—	(176,619)	(18,080)	(38,203)	—	—	(23,858)	(25,937)	(282,697)
Exchange differences	—	(1,077)	—	(400)	—	—	—	—	(1,477)
Closing net book amount	—	287,674	29,709	44,758	121,122	289,161	124,145	20,494	917,063

As at December 31, 2020
Cost	690,910	589,526	60,508	130,304	121,122	289,161	155,492	80,263	2,117,286
Accumulated amortization	(690,910)	(300,761)	(30,799)	(85,143)	—	—	(31,347)	(59,769)	(1,198,729)
Exchange differences	—	(1,091)	—	(403)	—	—	—	—	(1,494)
Net book amount	—	287,674	29,709	44,758	121,122	289,161	124,145	20,494	917,063

	Application and platform
	Contributed				Development
	by Ping	Developed		Purchased	costs in		Business
	An Group	internally	Acquired	Software	progress	Goodwill	license	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Year ended December 31, 2021
Opening net book amount	—	287,674	29,709	44,758	121,122	289,161	124,145	20,494	917,063
Additions	—	—	570	19,606	62,287	—	-	—	82,463
Disposal, net	—	—	—	(1,103)	—	—	-	—	(1,103)
Write-off	—	(1,899)	—	—	(3,747)	—	-	—	(5,646)
Transfer	—	133,548	—	—	(133,548)	—	-	—	—
Amortization	—	(190,503)	(28,048)	(36,013)	—	—	(31,804)	(16,406)	(302,774)
Exchange differences	—	(1,877)	—	(207)	(725)	—	—	-	(2,809)
Closing net book amount	—	226,943	2,231	27,041	45,389	289,161	92,341	4,088	687,194

As at December 31, 2021
Cost	690,910	721,175	61,078	148,807	46,114	289,161	155,492	80,263	2,193,000
Accumulated amortization	(690,910)	(491,264)	(58,847)	(121,156)	—	—	(63,151)	(76,175)	(1,501,503)
Exchange differences	—	(2,968)	—	(610)	(725)	—	—	—	(4,303)
Net book amount	—	226,943	2,231	27,041	45,389	289,161	92,341	4,088	687,194

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13   Intangible assets (Continued)

The Group assesses at each reporting date whether there is an indication that intangible assets may be impaired. During the year ended December 31, 2021, impairment charge of RMB1,899,000 and RMB3,747,000 has been charged to cost of revenue and research and development expenses, respectively. The impairment charge was charged against development costs which were in progress for certain application and platform developed internally, following a decision to reduce the output of certain products.

During the years ended December 31, 2019, 2020 and 2021, the amount of amortization charged to cost of revenue, research and development expenses and general and administrative expenses are as follows:

	Year ended December 31
Amortization of intangible assets	2019	2020	2021
	RMB’000	RMB’000	RMB’000

Cost of revenue	308,551	275,479	297,406
Research and development expenses	20,311	3,812	3,396
General and administrative expenses	3,608	3,406	1,972
	332,470	282,697	302,774

(a)	Impairment tests for long-lived assets

Goodwill arises from the Group’s acquisitions of Vantage Point Technology on July 31, 2018, BER Technology on June 30, 2019, and View Foundation on August 30, 2019.

The goodwill of the Group is attributable to the acquired workforce and synergies expected to be derived from combining with the operations of the Group. During the years ended December 31, 2019 and 2020, the Group had only one operating segment, for the purpose of impairment testing, goodwill is regarded as attributable to the Group as a whole. During the year ended December 31, 2021, the goodwill is regarded as attributable to the CGU of Technology Solutions segment. The Group carries out its impairment testing on goodwill by comparing the recoverable amounts of groups of CGUs to their carrying amounts. The management determine the recoverable amount of CGU as the higher of its fair value less costs of disposal and its value in use.

The management did the fair value less costs of disposal calculations based on the share price of the Company with the consideration of marketability and impact of the Virtual Bank businesses.

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

The key assumptions used for value-in-use calculations are as follows:

	For the year ended December 31,
	2020	2021
	RMB’000	RMB’000

Revenue growth rate	8%-55%	10%-24%
Long term growth rate	3%	2%
Pre‑tax discount rate	16.00%	16.30%

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13   Intangible assets (Continued)

(a)	Impairment tests for long-lived assets (Continued)

Even if the budgeted revenue growth rate used in the value-in-use calculation for the Technology Solution CGU had been 5% lower than management’s estimates at 31 December 2021 (5%- 19% instead of 10% -24%), the Group would not have had to recognise an impairment charge against the goodwill.

14   Investments accounted for using the equity method

(a)	Investment in associate

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
At beginning of year	29,452	115,124	172,757
Additions	100,000	60,000	—
Share of (losses)/profit of associate	(14,328)	(4,878)	12,150
Gain on dilution of interest in associate (Note 8)	—	2,511	—
At end of year	115,124	172,757	184,907

On March 28, 2017, Shanghai OneConnect set up Pingan Puhui Lixin Asset Management Co., Ltd. (“Puhui Lixin”) with Pingan Puhui Enterprise Management Co., Ltd. (“Puhui Management”), a subsidiary of Lufax, by investing a capital amount of RMB40,000,000. In January 2019, Shanghai OneConnect made an additional capital injection of RMB100,000,000 into Puhui Lixin. On February 20, 2020, Puhui Management made another additional capital injection of RMB40,000,000 into Puhui Lixin. Accordingly, the Group’s equity interests in the investee were diluted from 35% to 31.82%, resulting in a dilution gain amounting to RMB2,511,000. In March 2020, Shanghai OneConnect made an additional capital injection of RMB60,000,000 into Puhui Lixin, and the Group’s equity interests in the investee were increased to 40%.

(b)	Investment in joint venture

	For the year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000

At beginning of year	—	3,705	2,976
Additions	4,321	2,040	—
Share of losses of joint venture	(526)	(2,924)	(2,204)
Exchange difference	(90)	155	(333)
At end of year	3,705	2,976	439

On August 23, 2019, the Group entered into an investment in SBI OneConnect Japan Co., Ltd. (“SBI Japan”) with SBI Holdings, Inc., (“SBI”) by investing a capital of RMB4,321,000 (JPY65,100,000), and held the equity interest as to 31%. The Group shares control with SBI and accounts for the investment as a joint venture. In October 2021, the Company disposed of the investment to SBI at no consideration as it was fully impaired considering accumulated losses.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14   Investments accounted for using the equity method (Continued)

(b)	Investment in joint venture (Continued)

The Group entered into an agreement of setting up Financial Open Portal (Guangxi) Cross-border Financial Digital Co., Ltd. (“Open Portal Guangxi”) with Digital Guangxi Group Co., Ltd. (“Digital Guangxi”) on April 10, 2020. The Group made a capital injection of RMB2,040,000 on July 10, 2020. The Group and Digital Guangxi owned the equity interest in Open Portal Guangxi as to 51% and 49%, respectively. The Group shares control with Digital Guangxi and accounts for the investment as a joint venture. The decisions on major operational and financial activities require the unanimous consent of the Group and Digital Guangxi pursuant to the provisions of the article of association of Open Portal Guangxi.

15   Financial instruments by category

The Group holds the following financial instruments:

		As at December 31,
	Note	2020	2021
		RMB’000	RMB’000
Financial assets
Financial assets at amortized cost
- Trade receivables	18	838,690	891,174
- Prepayments and other receivables (excluding non-financial asset items)	19	304,340	543,538
- Financial assets measured at amortized cost from virtual bank	20	601,588	13,385
- Restricted cash	22	2,280,499	1,060,427
- Cash and cash equivalents	23	3,055,194	1,399,370
Financial assets measured at fair value through other comprehensive income (FVOCI)	16	21,828	1,122,998
Financial assets at fair value through profit or loss (FVPL)	21	1,487,871	2,071,653
Total		8,590,010	7,102,545

Financial liabilities
Liabilities at amortized cost
- Trade and other payables (excluding non-financial liability items)	27	1,226,120	1,464,750
- Short-term borrowings	28	2,283,307	815,260
- Customer deposits	29	405,853	1,350,171
Derivative financial liability
- Held at FVPL	30	165,880	190,971
Total		4,081,160	3,821,152

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16   Financial assets measured at fair value through other comprehensive income

	As at December 31,
	2020	2021
	RMB’000	RMB’000

Loans and advances to customers	—	1,103,460
Equity securities (Note a)	5,000	3,204
Debt securities (Note b)	16,828	16,334
	21,828	1,122,998

Less: Non-current financial asset measured at fair value through other comprehensive income	(21,828)	(640,501)
	—	482,497

16   Financial assets measured at fair value through other comprehensive income (Continued)

(a)	On August 4, 2016, the Group acquired 5% equity interest in Fujian Exchange Settlement Centre Co., Ltd. (福建交易場所清算中心股份有限公司) at a consideration of RMB5,000,000.
(b)	Changes in the carrying amounts of debt securities were mainly due to redemption.

17   Leases

(a)	Amounts recognized in the consolidated balance sheet

	As at December 31,
	2020	2021
	RMB’000	RMB’000
Right‑of‑use assets (Note 12)
- Properties	120,941	144,001

Lease liabilities (Note 27)
- Non current	48,115	97,473
- Current	86,104	57,417
	134,219	154,890

Additions to the right-of-use assets during the years ended December 31, 2020 and 2021 were RMB38,646,000 and RMB118,030,000 respectively.

The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on December 31, 2020 and 2021 was 4.84%.

(b)	Amounts recognized in the consolidated statement of profit or loss

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Depreciation charge of right‑of‑use assets	86,688	97,924	88,974
Interest expenses (included in finance cost)	10,785	7,736	5,803
	97,473	105,660	94,777

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17   Leases (Continued)

(b)Amounts recognized in the consolidated statement of profit or loss (Continued)

The total cash outflow for leases in 2019, 2020 and 2021 were RMB76,895,000, RMB101,807,000 and RMB97,551,000, respectively.

Expenses recognized in relation to short-term leases for the years ended December 31, 2019, 2020 and 2021 amounted to RMB947,000, RMB810,000, and RMB1,412,000, respectively.

18  Trade receivables

	As at December 31,
	2020	2021
	RMB’000	RMB’000
Trade receivables	881,147	934,152
Less: impairment loss allowance (Note 4.1(b))	(42,457)	(42,978)
	838,690	891,174

19  Prepayments and other receivables

	As at December 31,
	2020	2021
	RMB’000	RMB’000
Financial guarantee fee receivable, gross	174	—
Less: impairment loss allowance	(74)	—
Financial guarantee fee receivable, net (Note a)	100	—
Deposits receivable	282,864	539,625
Value‑added‑tax deductible	40,730	53,437
Receivable from disposal of equipment to related parties	—	—
Advance to suppliers	41,446	93,230
Advance to staffs	38,679	42,343
Receivables for value‑added‑tax paid on behalf of wealth management products	5,007	6,881
Others	37,851	20,119
Less: impairment loss allowance	(3,349)	(2,968)
	443,328	752,667

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19   Prepayments and other receivables (Continued)

(a)	Financial guarantee fee receivables, net

	As at December 31,
	2020	2021
	RMB’000	RMB’000
Opening balance	47,961	100
Cash received	(45,033)	(7,816)
Unwinding of interest income including value‑added‑tax (Note 8 (b) )	5,160	466
Impairment (loss)/Reversals (Note 8(b))	(7,988)	7,250
Ending balance	100	—

Movements in the impairment loss allowance of financial guarantee fee receivables are as follows:

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Beginning of the year	(20,782)	(7,335)	(74)
(Additions)/Reversals	(29,712)	(7,988)	7,250
Write-off/(Collection)	43,159	15,249	(7,176)
End of the year	(7,335)	(74)	—

(b)	Movements in the impairment loss allowance of prepayments and other receivables are as follows:

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Beginning of the year	(1,068)	(1,332)	(3,349)
(Additions)/Reversals	(4,865)	(2,569)	2
Write-off	4,601	536	365
Exchange differences	—	16	14
End of the year	(1,332)	(3,349)	(2,968)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20  Financial assets measured at amortized cost from virtual bank

	As at December 31,
	2020	2021
	RMB’000	RMB’000
Loans and advances to customers	59,563	13,575
Placements due from banks and other financial institutions	542,736	—
	602,299	13,575
Less: impairment loss allowance	(711)	(190)
	601,588	13,385
Less: non-current portion
Loans and advances to customers	(25,283)	(674)
	576,305	12,711

The balance represents financial assets measured at amortized cost carried out by OneConnect Bank, a wholly owned subsidiary from the Group, since 2020.

21   Financial assets at fair value through profit or loss

	As at December 31,
	2020	2021
	RMB’000	RMB’000
Contingent refundable consideration (Note 35)	676	676
Wealth management products	1,487,195	2,070,977
	1,487,871	2,071,653

As at December 31, 2020 and 2021, out of the wealth management products which the Group invested in, RMB1,487,195,000 and RMB2,070,977,000 were issued by subsidiaries of Ping An Group which are redeemable upon request by the holders, respectively.

22   Restricted cash

	As at December 31,
	2020	2021
	RMB’000	RMB’000
Pledged bank deposits	2,248,938	1,043,718
Accrued interests	29,561	6,444
Time deposits with initial terms over three months	2,000	10,265
	2,280,499	1,060,427

As at December 31, 2020, RMB2,108,848,000 (USD323,200,000) of the bank deposits had been pledged for short-term borrowings of the Group with weighted average interest rate at 2.04% per annum, RMB136,372,000 (USD20,900,000) had been pledged for currency swaps, and RMB3,718,000, which was pledged for business guarantees.

As at December 31, 2021, RMB670,022,000 (USD105,090,000)  of the bank deposits had been pledged for short-term borrowings of the Group with weighted average interest rate of 0.94%  per annum, RMB368,866,000 (USD57,855,000) had been pledged for currency swaps, and RMB4,830,000 had been pledged for business guarantees.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23   Cash and cash equivalents

	As at December 31,
	2020	2021
	RMB’000	RMB’000
Cash on hand	12	12
Cash at central bank	198,374	575,044
Cash at banks	2,856,808	824,314
	3,055,194	1,399,370

	At December 31,
	2020	2021
	RMB’000	RMB’000
USD	1,459,069	72,093
RMB	1,369,401	554,781
HKD	212,444	763,126
SGD	6,889	7,335
IDR	4,129	473
MYR	3,262	164
PHP	—	1,398
	3,055,194	1,399,370

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24   Share capital

	Number of shares	USD
Authorized
Ordinary shares of USD0.00001 at December 31, 2019, 2020 and 2021	5,000,000,000	50,000

			Equivalent
	Number of shares	USD	to RMB
Issued
Ordinary shares of USD0.00001 at December 31, 2017	900,000,000	9,000	59,838
Newly issued ordinary shares (Note a)	99,999,999	1,000	6,331
Ordinary shares of USD0.00001 at December 31, 2018	999,999,999	10,000	66,169
Newly issued ordinary shares (Note b)	3,720,665	37	257
Newly issued ordinary shares upon initial public offering (Note c)	93,600,000	936	6,549
Ordinary shares of USD0.00001 at December 31, 2019	1,097,320,664	10,973	72,975
Newly issued ordinary shares (Note d)	72,660,000	727	5,033
Surrendered ordinary shares (Note e)	(3)	—	—
Ordinary shares of USD0.00001 at December 31, 2020	1,169,980,661	11,700	78,008
Surrendered ordinary shares (Note f)	(8)	—	—
Ordinary shares of USD0.00001 at December 31, 2021	1,169,980,653	11,700	78,008
(a)

The Company completed its Round A investments (“Round A Investments”) in April 2018 with 12 investors. 99,999,999 ordinary shares were issued to the Round A Investors at a price of USD7.5 per share for an aggregate consideration of approximately USD750 million (approximately RMB4,750,965,000). These shares rank pari passu in all respects with the shares then in issue.

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
(d)

On January 14, 2020, the over-allotment options for the IPO were partially exercised and an addition of 3,520,000 ADSs were newly issued, which represented 10,560,000 ordinary shares. On August 17, 2020, the Company completed its underwritten public offerings of 18,000,000 ADSs issued and 2,700,000 ADSs issued pursuant to the over-allotment options, which totally represented 62,100,000 ordinary shares.

(e)	On December 11, 2020 and December 24, 2020, the Company bought back and cancelled 3 ordinary shares from Round A Investors.
(f)	On April 1, 2021 and April 2, 2021, the Company bought back and cancelled 8 ordinary shares from Round A Investors.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25   Other reserves

				Foreign
			Share‑based	currency
	Recapitalization	Share	compensation	translation
	reserve	premium	reserve	differences	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at January 1, 2019	1,200,000	4,730,375	8,127	396,520	(183,569)	6,151,453

Other comprehensive income
-Foreign currency translation differences	—	—	—	78,775	—	78,775
-Fair value changes on financial assets measured at fair value through other comprehensive income	—	—	—	—	40	40
Share premium from issuance of ordinary shares (a)	—	192,082	—	—	—	192,082
Share premium from issuance of ordinary shares upon initial public offering (b)	—	2,007,028	—	—	—	2,007,028
Share-based payments -Value of employee services (Note 26)	—	—	76,364	—	—	76,364
Recognition of redemption liability to acquire non-controlling interests (Note 35)	—	—	—	—	(44,105)	(44,105)
As at December 31, 2019	1,200,000	6,929,485	84,491	475,295	(227,634)	8,461,637

Other comprehensive income
-Foreign currency translation differences	—	—	—	(608,427)	—	(608,427)
-Fair value changes on financial assets measured at fair value through other comprehensive income	—	—	—	—	(39)	(39)
Share premium from issuance of ordinary shares (c)	—	2,697,674	—	—	—	2,697,674
Share-based payments:
-Value of employee services	—	—	89,652	—	—	89,652
-Vesting of shares under Restricted Share Unit Scheme	—	—	(566)	—	—	(566)
As at December 31, 2020	1,200,000	9,627,159	173,577	(133,132)	(227,673)	10,639,931

Other comprehensive income
-Foreign currency translation differences	—	—	—	(152,542)	—	(152,542)
-Fair value changes on financial assets measured at fair value through other comprehensive income	—	—	—	—	(1,812)	(1,812)
Share-based payments:
-Value of employee services (Note 26)	—	—	25,409	—	—	25,409
-exercise of shares under share option Scheme			2,345			2,345
-Vesting of shares under Restricted Share Unit Scheme	—	—	(700)	—	—	(700)
As at December 31, 2021	1,200,000	9,627,159	200,631	(285,674)	(229,485)	10,512,631
(a)

The excess of the consideration of approximately RMB192,082,000 paid by the selling shareholders of Vantage Point Technology, View Foundation and BER Technology over the aggregate par value of ordinary shares of the Company at approximately RMB257 (Note 24(b)), being RMB192,082,000, was credited to the share premium account of the Company.

(b)

The excess of the net proceeds of approximately RMB2,007,034,549 received from the IPO over the aggregate par value of ordinary shares of the Company at approximately RMB6,549 (Note 24(c)), being RMB2,007,028,000, was credited to the share premium account of the Company.

(c)

The excess of the net proceeds of approximately RMB225,727,710 received from the over-allotment options for the IPO over the aggregate par value of the ordinary shares of the Company at approximately RMB728 (Note 24(d)), being RMB225,727,000, was credited to the share premium account of the Company.

The excess of the net proceeds of approximately RMB2,471,951,645 received from the underwritten public offerings over the aggregate par value of the ordinary shares of the Company at approximately RMB4,305 (Note 24(d)), being RMB2,471,947,000, was credited to the share premium account of the Company.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26   Share-based payments

For the purpose of establishing the Group’s share incentive scheme, Xin Ding Heng Limited (“Xin Ding Heng”) was set up in 2017 as a special purpose vehicle to indirectly hold 66,171,600 ordinary shares of the Company. As the Company has the power to govern the relevant activities of Xin Ding Heng and can derive benefits from the services to be rendered by the grantees, the directors of the Company consider that it is appropriate to consolidate Xin Ding Heng. In September 2020, the Company purchased at par value of the 66,171,600 ordinary shares indirectly held by Xin Ding Heng and deposited these shares to the depositary of its ADS program. The aggregate consideration of RMB88,280,000 for 66,171,600 shares had been recognized as “shares held for share incentive scheme” before the respective shares were effectively transferred to guarantees under share incentive scheme.

On November 7, 2017, equity-settled share-based compensation plan (“the Share Option Scheme”) was set up with the objective to recognize and reward the contribution of eligible directors, employees and other persons (collectively, the “Grantees”) for the growth and developments of the Group. On September 10, 2019, the Board of Directors of the company approved to amend and restate the equity-settled share-based compensation plan to supplement the Share Option Scheme with performance-based shares to grant to the Grantees (“the Restricted Share Units Scheme”). The 66,171,600 shares reserved for the share incentive scheme comprise the options previously granted under the Share Option Scheme and the remaining shares for grant under the Restricted Share Units Scheme. Both the Share Option Scheme and the Restricted Share Units Scheme are valid and effective for 10 years from the grant date.

Share-based compensation expenses for the years ended December 31, 2019, 2020 and 2021 were allocated as follows:

	For the year ended
	December31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
-Cost of revenue	2,294	6,904	935
-Research and development expenses	29,206	26,635	5,185
-Selling and marketing expenses	25,916	21,049	2,854
-General and administrative expenses	18,948	35,064	16,435
Total	76,364	89,652	25,409

Value of employee’s services (Note 7)	62,315	74,980	22,618
Value of non-employee’s services	14,049	14,672	2,791
Total	76,364	89,652	25,409

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

Movements in the number of share options granted to employees are as follows:

	Number of share options
	For the year ended
	December 31,
	2019	2020	2021
At the beginning of the year	24,541,500	24,470,325	19,459,994
Granted	2,431,000	—	—
Exercised	—	—	(5,181,306)
Forfeited	(2,502,175)	(5,010,331)	(1,552,693)
At the end of the year	24,470,325	19,459,994	12,725,995

For the outstanding share options, the weighted-average exercise price was RMB20.12 and RMB24.85 per share and the weighted-average remaining contractual life was 5.26 and 4.36 years, respectively, as of December 31, 2020 and 2021, respectively.

Share options outstanding at the balance sheet dates have the following expiry dates and exercise prices.

				Number of share options
				At December 31,
Grant Year	Expiry Year	Exercise price	Fair value of options	2020	2021
2017	2027	RMB1.33	RMB0.62	2,457,563	1,109,682
2017	2027	RMB2.00	RMB0.52	9,917,653	5,785,221
2018	2028	RMB52.00	RMB26.00	5,681,108	4,704,219
2019	2029	RMB52.00	RMB23.42	1,403,670	1,126,873
				19,459,994	12,725,995

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

Based on fair value of the underlying ordinary share, the Company have used Binomial option-pricing model to determine the fair value of the share option as at the grant date. Key assumptions are set as below:

	November 7,	November 8,	June 1,
Date of grant	2017	2018	2019
Discount rate	24.0%	17.0%	17.0%
Risk‑free interest rate	4.0%	4.0%	3.0%
Volatility	52.0%	51.0%	46.0%
Dividend yield	0.0%	0.0%	0.0%

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26    Share-based payments (Continued)

(a)   Share Option Scheme (Continued)

The Binomial Model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the option is based on the China Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the options. The Company estimates the volatility of its ordinary shares at the respective dates of grant based on the historical volatility of similar U.S. public companies for a period equal to the expected life preceding the grant date.

(b)	Restricted Share Units Scheme

Subject to the Grantee continuing to be a service provider, 100% of these restricted share units will be vested over 4 years upon fulfilling the service conditions and non-market performance conditions prescribed in the grantee agreement.

Movements in the number of restricted share units granted to employees are as follows:

	Number of restricted share units
	For the year ended December 31,
	2020	2021

At the beginning of the year	2,306,000	1,751,702
Granted	470,000	17,033,120
Vested	(424,256)	(524,358)
Forfeited	(600,042)	(1,707,635)
At the end of the year	1,751,702	16,552,829

Restricted share units outstanding at the balance sheet dates have the following expiry dates and fair value prices.

			Number of restricted share units
			As at December 31
			2020	2021
		Fair value of restricted share units
Grant Year	Expiry Year	RMB
September 2019	September 2029	35.22	1,354,702	545,383
January 2020	January 2030	16.18	164,000	18,000
April 2020	April 2030	16.98	165,000	82,500
July 2020	July 2030	38.67	68,000	17,250
June 2021	June 2031	13.69	—	503,076
June 2021	June 2031	14.31	—	226,000
June 2021	June 2031	14.93	—	1,279,800
July 2021	July 2031	15.16	—	252,000
September 2021	September 2031	5.53	—	7,346,000
October 2021	October 2031	5.25	—	448,000
October 2021	October 2031	3.91	—	2,820
October 2021	October 2031	4.68	—	5,832,000
			1,751,702	16,552,829

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26   Share-based payments (Continued)

(b)  Restricted Share Units Scheme (Continued)

The Company have used the discounted cash flow method to determine the underlying equity fair value of the Company to determine the fair value of the underlying ordinary share before its IPO. Key assumptions, such as discount rate and projections of future performance, are required to be determined by the Company with best estimate.

Based on fair value of the underlying ordinary share, the Company have used the Monte Carlo model to determine the fair value of the restricted share units as at the grant date. Key assumptions are set as below:

	Date of grant
	September 2019	January 2020	April 2020	July 2020
Discount rate	15.0%	Not applicable	Not applicable	Not applicable
Risk-free interest rate	3.0%	3.0%	2.0%	3.0%
Volatility	44.0%	43.0%	46.0%	49.0%
Dividend yield	0.0%	0.0%	0.0%	0.0%

	Date of grant
	June 2021	June 2021	June 2021	July 2021
Discount rate	Not applicable	Not applicable	Not applicable	Not applicable
Risk-free interest rate	3.0%	3.0%	3.0%	3.0%
Volatility	46.0%	45.0%	44.0%	43.0%
Dividend yield	0.0%	0.0%	0.0%	0.0%

	Date of grant
	September 2021	October 2021	October 2021	October 2021
		PartA	PartB
Discount rate	Not applicable	Not applicable	Not applicable	Not applicable
Risk-free interest rate	3.0%	3.0%	3.0%	3.0%
Volatility	43.0%	43.0%	46.0%	43.0%
Dividend yield	0.0%	0.0%	0.0%	0.0%

The Monte Carlo model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the restricted share units is based on the China Treasury Bond Yield Curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the restricted share units. The Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility of similar US public companies for a period equal to the expected life preceding the grant date.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27   Trade and other payables

	As at December 31,
	2020	2021
	RMB’000	RMB’000
Trade payables
Due to related parties	632,912	747,449
Due to third parties	287,324	354,279
	920,236	1,101,728

Redemption liability (Note 35)	259,119	271,525
Accrued expenses	159,091	209,676
Security deposits	87,402	56,236
Lease liabilities (Note 17(a))	134,219	154,890
Amounts payable for purchase of shares held for share incentive scheme (Note 26)	88,280	88,280
Unpaid business acquisition consideration of View Foundation (Note 35 (b))	48,000	—
Other tax payables	47,762	44,716
Amounts due to related parties	100,614	431,351
Service fees refundable	8,953	9,809
Financial guarantee payables (Note a)	3,041	—
Others	86,578	82,722
	1,943,295	2,450,933

Less: non - current portion
Redemption liability (Note 35)	(259,119)	(128,081)
Lease liabilities	(48,115)	(97,473)
Amounts payable for purchase of shares held for share incentive scheme (Note 26)	(88,280)	(88,280)
	(395,514)	(313,834)
	1,547,781	2,137,099

As at December 31, 2020, and 2021, the aging of the trade payables are mainly within 1 year.

(a)	Financial guarantee payables

Year ended December 31, 2020	RMB’000
Opening balance	116,509
Charge to profit or loss, net	62,389
Payouts during the year, net	(175,857)
Ending balance	3,041

RMB’000
Year ended December 31, 2021
Opening balance	3,041
Reversal of financial guarantee payables	(3,041)
Ending balance	—

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28   Short-term borrowings

	As at December 31,
	2020	2021
	RMB’000	RMB’000
Secured	2,042,596	663,136
Unsecured	240,711	152,124
	2,283,307	815,260

As at December 31, 2020, out of the secured borrowings, RMB2,011,296,000 were secured by restricted cash of RMB2,108,848,000 (Note 22), RMB10,000,000 was guaranteed by Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd.,(“Haidian Financing Guarantee), RMB18,300,000 was guaranteed by Mr. Xi Wang (non-controlling shareholder of the Group), and RMB3,000,000 was secured by the accounts receivable that a certain subsidiary (BER Technology) could claim from Guilin Bank Co., Ltd. in the following two years. The weighted average interest rate of short-term borrowings is 4.15% per annum as at December 31, 2020.

As at December 31, 2021, out of the secured borrowings, RMB597,400,000 were secured by restricted cash of RMB670,022,000 (Note 22), RMB9,014,000 was guaranteed by Haidian Financing Guarantee, RMB53,722,000 was guaranteed by Shenzhen HTI Financing Guarantee Co., Ltd., and RMB3,000,000 was secured by the accounts receivable that BER Technology could claim from Guilin Bank Co., Ltd. in the following one year. The weighted average interest rate of short-term borrowings was 3.93% per annum as at December 31, 2021.

29   Customer deposits

	As at December 31,
	2020	2021
	RMB’000	RMB’000
Current and savings accounts	405,853	1,350,171

It represented customer deposits held by OneConnect Bank.

30   Derivative financial liabilities

	As at December 31,
	2020		2021
	Nominal		Nominal
	amount	Fair value	amount	Fair value
	RMB’000		RMB’000
Foreign exchange swaps	1,957,470	165,880	2,186,865	152,005
Currency forwards			1,095,958	38,966
	1,957,470	165,880	3,282,823	190,971

31   Dividends

No dividends had been paid or declared by the Company during the years ended December 31, 2020 and 2021.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32   Deferred income tax

(a)	Deferred tax assets

The movements of deferred tax assets were as follows:

		Accelerated
		amortization
		of intangible
	Tax losses	assets	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2019	123,327	208,708	23,268	355,303
Acquisition of subsidiaries (Note 35)	4,625	—	—	4,625
Recognized in the profit or loss	52,190	9,348	2,320	63,858
At December 31, 2019	180,142	218,056	25,588	423,786
Recognized in the profit or loss	132,766	(6,021)	14,031	140,776
At December 31, 2020	312,908	212,035	39,619	564,562
Recognized in the profit or loss	116,993	(5,513)	7,176	118,656
At December 31, 2021	429,901	206,522	46,795	683,218

(b)	Deferred tax liabilities

The movements of deferred tax liabilities were as follows:

	Intangible
	assets
	acquired	Financial assets
	through	at fair value
	business	through profit
	combination	or loss	Total
	RMB’000	RMB’000	RMB’000
At January 1, 2019	18,480	6,631	25,111
Acquisition of subsidiaries (Note 35)	24,403	—	24,403
Recognized in the profit or loss	(9,592)	(6,631)	(16,223)
At December 31, 2019	33,291	—	33,291
Recognized in the profit or loss	(13,211)	—	(13,211)
At December 31, 2020	20,080	—	20,080
Recognized in the profit or loss	(10,219)	—	(10,219)
At December 31, 2021	9,861	—	9,861

(c)	Offsetting of deferred tax assets and deferred tax liabilities

As of December 31, 2020 and 2021, no deferred tax asset and liability was offset.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33   Cash flow information

(a)	Cash used in operations

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Loss before income tax	(1,762,436)	(1,551,254)	(1,442,608)
Depreciation and amortization	459,856	421,228	438,749
Net impairment losses on financial and contract assets	45,167	134,519	72,229
(Gain)/losses on disposal of property and equipment (Note 8)	(13,267)	(1,302)	266
Expected credit loss on financial guarantee contracts	127,312	62,389	—
Share-based payments expenses (Note 26)	76,364	89,652	25,409
Net loss on derivatives (Note 8)	244	281,691	169,545
Net gain on financial assets at fair value through profits or loss (Note 8)	(38,891)	(49,447)	(45,644)
Share of losses/(gain) of associates and joint ventures (Note 14)	14,854	7,802	(9,946)
Gain on dilution of investment in associates (Note 14)	—	(2,511)	—
Finance costs	172,672	135,321	74,743
Interest from investing activities	(110,054)	(65,858)	(22,983)
Exchange loss/(gain) (Note 8)	8,569	(285,722)	(77,143)
Changes in working capital:
Trade receivables	(445,568)	(206,372)	(123,371)
Contract assets	(29,187)	(75,778)	45,855
Prepayments and other receivables	(95,163)	30,933	(353,480)
Trade and other payable	(358,837)	451,688	530,095
Contract liabilities	(4,184)	38,570	17,032
Customer deposits	—	405,853	944,318
Financial assets measured at amortized cost from virtual bank	—	(602,291)	586,953
Financial assets measured at fair value through other comprehensive income from virtual bank	—	—	(1,103,460)
Payroll and welfare payables	136,824	87,198	(110,263)
	(1,815,725)	(693,691)	(383,704)

(b)	Non-cash investing and financing activities

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Acquisition of right‑of‑use properties by leasing (Note 12)	46,479	38,646	118,030
Recognition of redemption liability to acquire non‑controlling interests (Note 35)	44,105	—	—
	90,584	38,646	118,030

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33	Cash flow information (Continued)
(c)	Reconciliation of cash and liquid investments and gross debt

This section sets out an analysis of cash and liquid investments and gross debt as of December 31, 2020 and 2021 and the movements in cash and liquid investments and gross debt for the years ended December 31, 2019, 2020 and 2021.

	As at December 31,
	2020	2021
	RMB’000	RMB’000
Restricted cash	2,280,499	1,060,427
Cash and cash equivalents	3,055,194	1,399,370
Financial assets at fair value through profit or loss	1,487,871	2,071,653
Lease liabilities (Note 17)	(134,219)	(154,890)
—due within one year	(86,104)	(57,417)
—due after one year	(48,115)	(97,473)
Borrowings — repayable within one year	(2,283,307)	(815,260)
	4,406,038	3,561,300
Cash and liquid investments	6,823,564	4,531,450
Gross debt — fixed interest rates	(2,417,526)	(970,150)
	4,406,038	3,561,300

			Financial
			assets at
			fair value	Liabilities from
			through	financing activities
	Restricted	Cash and cash	profit or	Lease
	cash	equivalents	loss	liabilities	Borrowings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2019	3,996,238	565,027	2,540,925	(209,320)	(3,386,100)	3,506,770

Cash flows	(708,123)	507,942	(924,307)	76,895	326,663	(720,930)
Acquisition of subsidiaries (Note 35)	—	—	35,458	—	(9,850)	25,608
Acquisition of right‑of‑use assets	—	—	—	(46,479)	—	(46,479)
Other Changes(i)	152,174	4,906	38,891	(10,785)	(149,279)	35,907
As at December 31, 2019	3,440,289	1,077,875	1,690,967	(189,689)	(3,218,566)	2,800,876

Cash flows	(1,064,813)	2,145,418	(252,543)	100,997	1,062,844	1,991,903
Acquisition of right-of-use assets	—	—	—	(38,646)	—	(38,646)
Other Changes(i)	(94,977)	(168,099)	49,447	(6,881)	(127,585)	(348,095)
As at December 31, 2020	2,280,499	3,055,194	1,487,871	(134,219)	(2,283,307)	4,406,038

Cash flows	(1,206,607)	(1,627,680)	538,138	96,139	1,524,899	(675,111)
Acquisition of right-of-use assets	—	—	—	(118,030)	—	(118,030)
Other Changes(i)	(13,465)	(28,144)	45,644	1,220	(56,852)	(51,597)
As at December 31, 2021	1,060,427	1,399,370	2,071,653	(154,890)	(815,260)	3,561,300
(i)	Other changes include accrued interests, disposal, foreign currency translation differences and other non-cash movements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34   Related party transactions

The following significant transactions were carried out between the Group and its related parties during the years ended December 31, 2019, 2020 and 2021. In the opinion of the Directors of the Company, the related party transactions were carried out in the normal course of business and at terms negotiated between the Group and the respective related parties.

(a)	Names and relationships with related parties

The following companies are related parties of the Group that had balances and/or transactions with the Group during the years ended December 31, 2019, 2020 and 2021.

Name of related parties	Relationship with the Group
Sen Rong Limited(i)	A shareholder that has significant influence over the Group
Rong Chang Limited(i)	A shareholder that has significant influence over the Group
Bo Yu	A shareholder that has significant influence over the Group
Ping An Group	Ultimate parent company of Bo Yu
Subsidiaries of Ping An Group	Controlled by Ping An Group
Puhui Lixin	Significant influenced by the Group
SBI Japan (ii)	Significant influenced by the Group
Open Portal Guangxi	Significant influenced by the Group
(i)

Sen Rong Limited and Rong Chang Limited has entered into an acting-in-concert agreement in 2020 and an amended and restarted agreement in 2021. As a result, Rong Chang and Sen Rong as a concert group were collectively interested in approximately 32.37% of the total issued capital of the Company.

(ii)	On October of 2021, the Group disposed the investment of SBI Japan(Note 14) and no longer have significant influence over it.
(b)	Key management personnel compensations

Key management includes directors (executive and non-executive) and senior officers. The compensations paid or payable by the Group to key management for employee services are shown below:

	For the year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000

Wages and salaries	21,661	29,115	28,163
Welfare and other benefits	2,108	1,385	772
Share-based payments	1,166	3,627	4,187
	24,935	34,127	33,122

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34    Related party transactions (Continued)

(c)	Significant transactions with related parties

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Revenue
Ping An Group and its subsidiaries*	998,749	1,730,038	2,315,220
Puhui Lixin	8,406	4,189	—
	1,007,155	1,734,227	2,315,220
*The Group provided lending solution services to a subsidiary of Ping An Group while the subsidiary of Ping An Group was not being charged. The service fee was charged to the respective borrowers directly. The revenue generated from such transactions for the years ended December 31, 2019, 2020 and 2021, was not included in the above revenue from Ping An Group and its subsidiaries, amounted to RMB10,479,256, RMB5,290,568 and RMB Nil, respectively.

The Group also provided lending solution services to third party lenders through contractual arrangements made with another subsidiary of Ping An Group, while the Group directly charged the related service fees to the subsidiary of Ping An Group. The revenue generated from such transactions for the years ended December 31, 2019, 2020 and 2021, was included in the above revenue from Ping An Group and its subsidiaries, amounted to RMB14,495,191, RMB3,230,878 and RMB Nil, respectively.

Revenue generated by providing implementation and support service jointly with Ping An Technology (Shenzhen) Co., Ltd, a related party, for the years ended December 31, 2019, 2020 and 2021 amounted to RMB4,240,432, RMB6,546,653 and RMB8,308,537, respectively.

Purchase of services
Ping An Group and its subsidiaries	758,505	1,285,595	1,534,302

Net gain on disposal of property and equipment and intangible asset
Ping An Group and its subsidiaries	13,321	—	—

Net gain from wealth management products consolidated by related parties
Ping An Group and its subsidiaries	36,732	8,704	26,249

Net loss on derivatives
Ping An Group and its subsidiaries	(244)	(281,691)	(169,545)

Investment income from loan to related party
Ping An Group and its subsidiaries	417	—	—

Interest income on bank deposits
Ping An Group and its subsidiaries	77,824	28,129	12,037

Leasing payment
Ping An Group and its subsidiaries	19,623	19,991	19,849

Interest expenses
Ping An Group and its subsidiaries	82,475	32,575	15,914

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34	Related party transactions (Continued)

(d)	Year end balances with related parties

	As at December 31,
	2020	2021
	RMB’000	RMB’000
Trade receivables
Ping An Group and its subsidiaries (i)	480,994	442,694
Puhui Lixin (i)	230	—
SBI Japan (i)	5,439	—
Open Portal Guangxi (i)	2,000	—
	488,663	442,694
Contract assets
Ping An Group and its subsidiaries	40,381	17,746

Prepayment and other receivables
Ping An Group and its subsidiaries (i)	239,281	531,327
Open Portal Guangxi (i)	—	3,515
	239,281	534,842

Financial assets at fair value through profit or loss (Note 21)
Ping An Group and its subsidiaries	585,368	599,540

Cash and restricted cash
Ping An Group and its subsidiaries	2,018,073	1,131,585

Trade and other payables
Ping An Group and its subsidiaries (i)	733,526	1,178,438
Open Portal Guangxi (i)	—	362
	733,526	1,178,800

Contract liabilities
Ping An Group and its subsidiaries	29,921	19,018

Short‑term borrowings
Ping An Group and its subsidiaries	705,482	300,805

Derivative financial liabilities
Ping An Group and its subsidiaries	165,880	190,971
(i)	The balances with related parties were unsecured, interest-free and repayable on demand.

35   Business combination

(a)	Acquisition of BER Technology

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

As at June 30,
2019
RMB’000
Total purchase consideration (Note)	94,562
Recognized amounts of identifiable assets acquired and liabilities assumed:
Property and equipment	7,560
Intangible assets	51,778
Deferred tax assets	4,625
Prepayments and other receivables	4,561
Trade receivables	9,724
Contract assets	40,488
Cash and cash equivalents	1,993
Trade and other payables	(18,287)
Short‑term borrowings	(9,850)
Payroll and welfare payables	(4,178)
Deferred tax liability	(7,442)
Total identifiable net assets	80,972
Non‑controlling interest	(16,194)
Goodwill	29,784
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
(ii)

Pursuant to the share purchase agreement, 20% of total cash paid and the ordinary shares issued by the Company as the consideration of the acquisition will be subject to the earn-out mechanism set forth in the share purchase agreement. If BER Technology fails to meet the revenue goal within three years starting from July 1, 2019, certain cash paid and number of ordinary shares issued are required to be returned to the Company in accordance with the earn-out mechanism. “Monte Carlo Simulation Model” was used in this exercise to measure the fair value of the contingent returnable consideration.

As at June 30, 2019, financial assets at fair value through profit or loss of approximately RMB1,438,000 in relation to aforesaid contingent refundable consideration was recognized in the consolidated balance sheet, which was based on the earn-out mechanism. As at December 31, 2021, the fair value of contingent returnable consideration was RMB676,000, and the change of fair value was recognized in other income, gains or loss.

In addition, according to the shareholders agreement, the non-controlling shareholders shall have the right to request the Group to purchase the remaining 20% equity interests in BER Technology in an agreed period from June 30, 2022 to December 31, 2022. The purchase price was determined based on the financial performance of BER Technology or a pre-determined formula that set out in the respective shareholders agreement. Accordingly, the redemption liability of approximately RMB44,105,000 was initially recognized by the Group upon completion of acquisition as at the present value of the estimated future cash outflows, and the same amount was debited to other reserve. The redemption liability was subsequently measured at amortized cost. As at December 31, 2020 and 2021, the redemption liability amounted to RMB47,792,000 and RMB50,273,000, respectively.

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35	Business combination (Continued)
(c)	Acquisition of Vantage Point Technology (Continued)

The purchase consideration for the acquisition of 51.67% equity interest was RMB238,592,000. The acquisition has been accounted for using the acquisition method.

The goodwill of RMB126,015,000 is attributable to the workforce and synergies of the acquired business. It will not be deductible for tax purposes.

The Group wrote a put option on the remaining 48.33% equity in Vantage Point Technology. The put option provides the non-controlling shareholders of Vantage Point Technology with the right to require the Group to purchase the remaining equity interest subject to the terms and conditions of the put option. A financial liability (redemption liability) of RMB183,569,000 was initially recognized on the acquisition date to account for the put option and other reserve of the same amount were debited accordingly. The redemption liability was subsequently measured at amortized cost. As at December 31, 2020 and 2021, the redemption liability amounted to RMB211,327,000 and RMB221,252,000, respectively.

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36	The Group’s maximum exposure to unconsolidated structured entities (Continued)

The size of unconsolidated structured entities and the Group’s funding and maximum exposure are shown below:

	Unconsolidated structured entities
			The Group’s
		Carrying	maximum	Interest held
31 December 2020	Size	amount	exposure	by the Group
	RMB’000	RMB’000	RMB’000
Asset management products managed by the Group	1,989,856	—	—	Service fee
Wealth management products managed by related parties	Note a	1,487,195	1,487,195	Investment income

	Unconsolidated structured entities
			The Group’s
		Carrying	maximum	Interest held
31 December 2021	Size	amount	exposure	by the Group
	RMB’000	RMB’000	RMB’000
Asset management products managed by the Group	1,329,453	—	—	Service fee
Wealth management products managed by related parties	Note a	2,070,977	2,070,977	Investment income

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

37   Contingencies

The Group did not have any material contingent liabilities as at December 31, 2020 and 2021.

38   Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the subsidiaries, the VIEs and Subsidiaries of VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s subsidiaries, the VIEs and Subsidiaries of VIEs is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the subsidiaries and the Consolidated Affiliated Entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets. As at December 31, 2021, the total restricted net assets of the Company’s subsidiaries and the VIEs and Subsidiaries of VIEs incorporated in PRC and subjected to restriction amounted to approximately RMB5,009,901,000. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and the VIEs and Subsidiaries of VIEs to satisfy any obligations of the Company.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39   Parent company only condensed financial information

Parent Company only financial statements have been provided pursuant to the requirements of Securities and Exchange Commission Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of the Company’s consolidated subsidiaries, including VIEs, as of December 31, 2021 exceeded the 25% threshold, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries and VIEs. Certain information and footnote disclosures generally included in financial statements prepared in accordance with IFRSs have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments or guarantees as at December 31, 2021. The subsidiaries did not pay any dividend to the Company for the years presented.

Condensed Statements of Comprehensive Income

	Year ended December 31
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Selling and marketing expenses	(1,825)	(2,374)	(439)
General and administrative expenses	(52,860)	(45,655)	(53,621)
Other income, gains or loss‑net	4,784	7,780	834
Operating loss	(49,901)	(40,249)	(53,226)
Finance income/(costs)	6,427	4,564	(32)
Share of losses of joint venture	(526)	(2,283)	(2,896)
Share of losses of subsidiaries and VIEs	(1,616,566)	(1,314,998)	(1,225,545)
Loss before income tax	(1,660,566)	(1,352,966)	(1,281,699)
Income tax expenses	—	(642)	—
Loss for the year	(1,660,566)	(1,353,608)	(1,281,699)
Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
– Foreign currency translation differences	78,775	(608,427)	(152,542)
– Changes in the fair value of debt instruments measured at fair value through other comprehensive income	40	(39)	(16)
Items that will not be subsequently reclassified to profit or loss
– Changes in the fair value of equity investments measured at fair value through other comprehensive income	—	—	(1,796)
Total comprehensive loss	(1,581,751)	(1,962,074)	(1,436,053)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39   Parent company only condensed financial information(Continued)

Condensed Balance Sheets

		As at December 31,
		2020	2021
	Note	RMB’000	RMB’000
ASSETS
Non‑current assets
Interest in subsidiaries	39(a)	4,013,254	1,280,946
Total non‑current assets		4,013,254	1,280,946

Current assets
Amount due from subsidiaries	39(a)	1,350,654	2,662,705
Prepayments and other receivables		446	246
Cash and cash equivalents		31,857	6,454
Total current assets		1,382,957	2,669,405
Total assets		5,396,211	3,950,351

EQUITY AND LIABILITIES
Equity
Share capital	24	78	78
Shares held for share incentive scheme	26	(87,714)	(80,102)
Reserves	25	10,639,931	10,512,631
Accumulated loss		(5,356,926)	(6,638,625)
Total equity		5,195,369	3,793,982

Liabilities
Non‑current liabilities
Trade and other payables		88,280	88,280
Total non‑current liabilities		88,280	88,280

Current liabilities
Trade and other paybles		112,562	68,089
Total current liabilities		112,562	68,089
Total liabilities		200,842	156,369
Total equity and liabilities		5,396,211	3,950,351

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39	Parent company only condensed financial information (Continued)

Condensed Statements of Cash Flows

	Year ended December 31
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Cash used in operating activities
Cash used in operations	(2,275)	(5,230)	(51,132)
Net cash used in operating activities	(2,275)	(5,230)	(51,132)
Cash flows from investing activities
Payment for investment in subsidiaries, net of cash acquired	(1,580,599)	(3,381,568)	(1,333,804)
(Payment for)/Proceeds from loan to subsidiaries	(54,397)	85,694	1,350,654
Net cash (used in)/generated from investing activities	(1,634,996)	(3,295,874)	16,850

Cash flows from financing activities
Proceeds from exercise of shares under share incentive scheme	—	—	9,257
Proceeds from issuance of ordinary shares	102,080	2,722,445	—
Proceeds from issuance of ordinary shares upon initial public offering	2,035,177	—	—
Share issue transaction costs	(28,142)	(24,766)	—
Net cash generated from financing activities	2,109,115	2,697,679	9,257
Net increase/(decrease)in cash and cash equivalents	471,844	(603,425)	(25,025)
Cash and cash equivalents at the beginning of the year	159,644	634,507	31,857
Effects of exchange rate changes on cash and cash equivalents	3,019	775	(378)
Cash and cash equivalents at the end of year	634,507	31,857	6,454

(a)	Interest in subsidiaries and amount due from subsidiaries

	As at December 31
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Interest in subsidiaries
Equity investment in subsidiaries	492,278	1,236,075	1,280,946
Loan receivables	3,324,649	2,777,179	—
	3,816,927	4,013,254	1,280,946

	As at December 31
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Amount due from subsidiaries
Loan receivables	85,694	1,350,654	2,662,705

As at December 31, 2020 and 2021, the balances were unsecured, interest-free and collectable more than one year.