Form 20-F
period 2022-12-31
ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
filed 2023-04-24
CIK 1780531

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                             to

Commission file number: 001-39147

OneConnect Financial Technology Co., Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation)

10-14F, Block A, Platinum Towers, No.1 Tairan 7th Road Futian District, Shenzhen, Guangdong, 518000, The People’s Republic of China
(Address of principal executive offices)

Mr. Yongtao Luo, Chief Financial Officer
Telephone: +(852) 3757 9718
Email: OCFT_IR@ocft.com
10-14F, Block A, Platinum Towers, No.1 Tairan 7th Road
Futian District. Shenzhen. Guangdong. The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS represents thirty ordinary shares, par value USS0.00001 per share Ordinary shares, par value USS0.00001 per share	OCFT 6638	The New York Stock Exchange The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 1,169,980,653 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(6)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated or the context otherwise requires, and for purposes of this annual report on Form 20-F only:

●	“ADRs” refer to the American depositary receipts that evidence our ADSs;
●	“ADSs” refer to our American depositary shares, each of which represents thirty ordinary shares;
●	“AI” refers to artificial intelligence;
●	“basic customers” refer to our customers that contribute annual revenue of less than RMB100,000;
●	“CAGR” refers to compound annual growth rate;
●	“China” or “the PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;
●	“Hong Kong dollars” or “HK$” refers to the legal currency of Hong Kong;
●	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;
●	“IaaS” refers to infrastructure-as-a-service;
●	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;
●	“IT” refers to information technology;
●	“net expansion rate” is a numerical representation of the expansion of our customer relationships on a year-on-year basis, calculated as a fraction, the denominator of which is the revenue contribution from a particular group of customers in one year and the numerator of which is the contribution from the same group of customers in the following year, expressed as a percentage;
●	“OCR” refers to optical character recognition;
●	“OneConnect,” “we,” “us,” “our company” and “our” refer to OneConnect Financial Technology Co., Ltd., a Cayman Islands exempted company, and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include the VIEs and their subsidiaries;
●	“PaaS” refers to platform-as-a-service;
●	“Ping An Group” refers to Ping An Insurance (Group) Company of China, Ltd. and, unless the context requires otherwise, its subsidiaries;
●	“Premium customers” refers to our customers that contribute annual revenue of at least RMB100,000, excluding Ping An Group and its subsidiaries, although this category includes certain customers that we have direct contracts with, and provide direct services to, where payments for these services have been made through contractual arrangements that we have with others, including Ping An Group;
●	“Premium plus customers” refers to premium plus customers that contribute annual revenue of at least RMB1,000,000;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“SaaS” refers to software-as-a-service;
●	“shares” or “ordinary shares” refer to our ordinary shares, par value US$0.00001 per share;

●	“SKU” refers to stock keeping unit;
●	“SLA” refers to service level availability;
●	“SME” refers to small and medium enterprises;
●	“Third-party customer” refers to each customer with revenue contribution of less than 5% of our total revenue in the relevant period; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States.

All of our customer numbers in this annual report are exclusive of Ping An Group and its subsidiaries.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 30, 2022. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On April 14, 2023, 2022, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.8690 to US$1.00.

In December 2022, we effected an ADS ratio change to adjust our ordinary share to ADS ratio from one (1) ADS representing three (3) ordinary shares to one (1) ADS representing thirty (30) ordinary shares, or the Ratio Change. Except otherwise stated, the Ratio Change has been retrospectively applied for all periods presented in this annual report.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our vision and strategies;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs or expenditures;
●	expected growth of technology spending in the financial services industry in China;
●	our expectations regarding demand for and market acceptance of our services;
●	competition in our industry
●	government policies and regulations relating to our industry;
●	health epidemics, pandemics and similar outbreaks;
●	the status of Sino-U.S. relations and related regulatory and legislative developments; and
●	general economic, business and socio-political conditions globally, including recent Russia-Ukraine war.

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

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

Implications of Being a Holding Company

Our investors hold securities of OneConnect Financial Technology Co., Ltd., which is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and through contractual arrangements with its variable interest entities, or VIEs, and their respective subsidiaries based in China. As a holding company, we rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our Chinese subsidiaries are required to set aside a portion of their net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. As an offshore holding company, we will be permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our subsidiaries in China only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our PRC subsidiaries, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (the “SAFE”) in accordance with relevant PRC laws and regulations. Our PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC” for more details.

Risks Associated with Operations in China

The majority of our operations are in China. We are exposed to legal and operational risks associated with our operations in China. Rules and regulations in China have been constantly evolving. Recently, the PRC regulatory authority initiated a series of regulatory actions and released guidelines to regulate business operations in China, including those related to data security or anti-monopoly concerns, which may have an impact on our ability to conduct certain business in China, accept foreign investments, or list on a U.S. or other exchange. If we are unable to address any data security or information protection concerns, any compromise of security that results unauthorized disclosure or transfer of personal information, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and result in regulatory enforcement actions, litigation, fines and penalties or adverse publicity and could cause our users and clients to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects. And if certain of our activities in mainland China were deemed by relevant regulators as violation of the laws and regulations on anti-monopoly other matters, it may result in regulatory investigations, fines and/or other sanctions against us.

The PRC regulatory authorities have significant oversight over our business and may influence our operations. The PRC regulatory authorities have recently published new regulations and guidance to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such actions by the PRC regulatory authority could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. While we do not believe that these regulatory changes would have any material impact on us, we cannot assure you that we will be able to comply with these new laws and regulations in all aspects, or the future regulatory changes will not restrict our business operations or access to capital.

Recent Regulatory Developments

Cyber Security Review and Data Privacy Regulations

Recently, the PRC regulatory authorities have promulgated, among others, the Personal Information Protection Law of the PRC and the Data Security Law of the PRC to ensure cybersecurity, data and personal information protection. These new laws, as well as other proposed regulations, demonstrate that relevant laws and regulations governing these areas are developing along with the enforced and constantly tightening of relevant regulatory supervision. The State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure on July 30, 2021, which took effect on September 1, 2021. This regulation requires, among other things, that certain competent authorities identify and protect critical information infrastructures. In addition, in November 2021, the Cyberspace Administration of China, or the CAC, promulgated the Regulations on Network Data Security (draft for public comments), which set forth different scenarios where data processors should apply for cybersecurity review. The CAC and a number of other departments under the State Council promulgated the Cybersecurity Review Measures on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators, or CIIO, purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review.

On September 1, 2021, the Data Security Law of the PRC became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system. In addition, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC, or the PIPL, on August 20, 2021, and this law took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border provision of personal information. Under the Regulations on Network Data Security (draft for public comments), critical data processors or foreign-listed data processors are required to carry out annual data security evaluations and submit evaluation reports to the municipal cyberspace administration authority. We have implemented comprehensive cybersecurity and data protection policies, procedures and measures to safeguard personal information and ensure secured storage and transmission of data and prevent unauthorized access or use of data. However, we cannot guarantee that we will be able to comply with these new laws and regulations in all aspects or future laws and regulations will not restrict our business operations.

There are uncertainties as to the interpretation and application of these cybersecurity and data privacy laws, regulations and standards, and they may be interpreted and applied in a manner that is inconsistent with our current policies and practices or require changes to the features of our data systems. If the Chinese Securities Regulatory Commission, or the CSRC, the CAC or other regulatory agencies later deem us to be a CIIO and require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our business operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline.

CSRC Approval on Overseas Listing

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement. On February 17, 2023, the CSRC released a set of regulations consisting of six documents, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively, the Overseas Listing Filing Rules, which came into effective on March 31, 2023. According to the Overseas Listing Filing Rules, companies that have already offered shares or been listed overseas prior to the implementation of such new regulations qualify as “Stock Enterprises”, and Stock Enterprises are not required to apply for the filing immediately until a subsequent re-financing event occurs. However, the Overseas Listing Filing Rules, among others, require the issuer or its main operational entity in the PRC to file with the CSRC for its follow-on securities offerings in the same offshore market within three business days after the completion of such offerings, and file with the CSRC for its offerings or listing in offshore stock market other than the stock market of its initial public offering or listing within three business days after the submission of offering application outside mainland China.

We have been listed on the New York Stock Exchange and the Hong Kong Stock Exchange prior to the implementation of the Overseas Listing Filing Rules. Therefore, we are qualified as “Stock Enterprises” and are not required to apply for the filing immediately until a subsequent re-financing event occurs according to the Overseas Listing Filing Rules. However, we are required to file with the CSRC for its follow-on securities offerings in the same offshore market within three business days after the completion of such offerings, and file with the CSRC for our offerings or listing in offshore stock market other than the stock market of our initial public offering or listing within three business days after the submission of offering application outside mainland China. Failure to comply with the filing requirements for any offering, listing or any other capital raising activities, may result in administrative penalties, such as order to rectify, warnings, fines and other penalties, on the companies, the controlling shareholders, the actual controllers, the person directly in charge and other directly liable persons. Given the uncertainties surrounding the CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, or at all, if we conduct listing in other offshore stock markets or follow-on offerings, issuance of convertible corporate bonds, exchangeable bonds, and other equivalent offering activities in the future.

We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC or the CAC. Because these regulatory actions are relatively new and evolving, it is uncertain how soon legislative or regulatory bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and listing on a U.S. or other foreign exchanges.

For more detailed information, see “Item 3. Key Information — Risk Factors — Risks Relating to Doing Business in the PRC.”

Our VIE Structure

PRC laws and regulations restrict and impose conditions on foreign investment in internet-based businesses, including online information, internet data center services and other value-added telecommunication services. Furthermore, our electronic certification service business is subject to foreign investment restrictions in practice under the regulatory requirements. Accordingly, we operate these businesses in China through OneConnect Smart Technology Co., Ltd., (Shenzhen), or Shenzhen OneConnect, and Shenzhen Digital Certificate Authority Center Co., Ltd., or Shenzhen CA, which we refer to as the VIEs in this annual report, and their subsidiaries, and rely on contractual arrangements among our PRC subsidiary, the VIEs and their respective nominee shareholders to control the business operations of the VIEs and their subsidiaries. We are the primary beneficiary of these VIEs for accounting purposes because of these contractual arrangements. Accordingly, under IFRS, the financial statements of the VIEs are consolidated as part of our financial statements. Any references to control or benefits that accrue to us because of the VIEs in this annual report are limited to, and subject to conditions for consolidation of, the VIEs under IFRS. Although these VIE agreements have been widely adopted by PRC companies seeking to list overseas, such agreements have not been tested in a court of law.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. The company that investors will own may never have a direct equity ownership interest in the businesses that are conducted by the VIEs. If the PRC regulatory authority deems that our contractual arrangements with the VIEs do not comply with PRC laws, or if these laws or the interpretation of existing laws change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. The majority of our assets, including the necessary licenses to conduct business in China, are held by the VIEs and a significant part of our revenues are generated by the VIEs. If any event happens that would result in the deconsolidation of the VIEs, our operations could be materially affected and the value of the securities could be diminished substantially or even become worthless. We and our investors face uncertainty about potential future actions by the PRC regulatory authority that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and their subsidiaries and our company as a whole. If the PRC government deems that any of our business operations carried out through the VIEs do not comply with PRC regulatory restrictions, especially the restrictions on foreign investment in the relevant industries, or if the relevant regulations or their interpretation change in the future, the PRC regulatory authorities could disallow this structure, which could result in us being subject to penalties or being forced to relinquish its interests in the affected operations. If any of these happens, our ordinary shares or our ADSs may decline in value or become worthless, if we are unable to claim our contractual control rights over the assets of the VIEs that conduct some or all of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure”.

Permissions Required from the PRC Authorities for Our Operations

We believe that our corporate structure and contractual arrangements with the VIEs are not in violation of the current applicable PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIEs have obtained all material licenses and approvals required for conducting our operations in China, except as disclosed under “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Our Industry—Failure to comply with existing or future laws and regulations related to data security, data protection, cyber security or personal information protection could lead to liabilities, administrative penalties and other regulatory actions, which could negatively affect our operating results and business. ” As of the date of this annual report, we believe that our PRC subsidiaries and VIEs are not required to obtain permission or approval from the CSRC, or the CAC, on our contractual arrangements with the VIEs and their respective shareholders. However, PRC laws and regulations governing the conditions and the requirements of such approval are uncertain and evolving and the relevant government authorities have discretion in interpreting these laws and regulations. There can be no assurance that the PRC regulatory authorities such as the CSRC, the CAC, the Ministry of Commerce, or MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, or other authorities that regulate our business and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. It is also uncertain whether any new PRC laws, regulations or interpretations relating to contractual arrangements will be adopted, or if adopted, what they would provide. On February 17, 2023, the CSRC released the Overseas Listing Filing Rules, which came into effective on March 31, 2023. According to the Overseas Listing Filing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. In addition, an overseas listed company should also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds, exchangeable bonds, and other equivalent offering activities, within a specific time frame requested by the Overseas Listing Filing Rules. Therefore, we will be required to file with the CSRC for our future overseas offering of equity, ADS and equity linked securities within the timeframe as required by  Overseas Listing Filing Rules. On the same day, at the press conference held for the Overseas Listing Filing Rules, the officials from the CSRC clarified that, if a company with a VIE structure is in compliance with applicable PRC laws, regulations and regulatory requirements, the CSRC may permit its filing application of the overseas listings of such companies after soliciting opinions from relevant regulatory authorities. However, given that the Overseas Listing Filing Rules were recently promulgated and there is no further explanation on such compliance requirements, there remains substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing and there can be no assurance that we will be able to satisfy compliance requirements. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC regulatory agency. If we, our subsidiaries or VIEs inadvertently conclude that approvals are not required, or if these regulations change or are interpreted differently and we are required to obtain approval in the future, our ADSs may significantly decline in value or become worthless if we are unable to assert our contractual control rights over the economic benefits and assets of the VIEs and their subsidiaries.

Implications of the Holding Foreign Companies Accountable Act, or the HFCA Act

Our financial statements contained in this annual report have been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm that is headquartered in Shenzhen, China with offices in other cities in China. It is a firm registered with the U.S. Public Company Accounting Oversight Board, or PCAOB, and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region, to implement cross-border supervision and administration, or the Regulatory Cooperation Mechanism; no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without a Regulatory Cooperation Mechanism or the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

The HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such securities from being traded on a national securities exchange or in the over the counter trading market in the U.S. The SEC has adopted rules to implement the HFCA Act and, pursuant to the HFCA Act, the PCAOB has issued a report notifying the SEC of its determination that it is currently unable to inspect or investigation completely accounting firms headquartered in mainland China or Hong Kong. Our auditor PricewaterhouseCoopers Zhong Tian LLP was subject to the determinations announced by the PCAOB on December 16, 2021. We were also conclusively identified as a “Commission-Identified Issuer” under the HFCA Act on May 4, 2022 in respect of our Annual Report for 2021 on Form 20-F filed on March 31, 2022. Further, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, was signed into law, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. As a result, the risk has been heightened.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking a first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced its determination that it has been able to inspect and investigate audit firms in mainland China and Hong Kong completely for purposes of the HFCA Act, and the PCAOB vacated its December 16, 2021 determinations. Based on this announcement, we do not expect to be a Commission-Identified Issuer in respect of this annual report for 2022 on Form 20-F. However, the PCAOB stated that should PRC authorities obstruct the PCAOB’s ability to inspect or investigate completely in any way and at any point in the future, the PCAOB Board will act immediately to consider the need to issue new determinations consistent with the HFCA Act. While we currently do not expect the HFCA Act or the AHFCA Act to prevent us from maintaining the trading of our ADSs in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese regulators that could affect our listing status in the U.S.

The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—If the PCAOB is unable to inspect our auditors as required under the HFCA Act, the SEC will prohibit the trading of our ADSs, which may materially and adversely affect the value of your investment.”

Financial Information Related to the VIEs

The following tables present the condensed consolidating schedules depicting the financial position, cash flows and results of operations for the Company, the consolidated VIEs, our consolidated subsidiaries and any eliminating adjustments as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022. This table follows the line item disclosures with respect to the variable interest entity in Note 1.2 to the consolidated financial statements included elsewhere in this annual report.

(i)	Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31, 2022
				VIE and
		Other		VIE’s	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Results of Operations
Third- party revenues	—	192,372	206,923	4,064,707	—	4,464,002
Inter- company revenues(3)	—	—	212,507	3,084	(215,591)	—
Third- party cost	—	(609,822)	(161,719)	(2,057,445)	—	(2,828,986)
Inter- company cost for technology service(3)	—	—	(212,507)	(3,084)	215,591	—
Total expenses	(105,040)	(88,176)	(141,642)	(2,318,900)	—	(2,653,758)
Third- party net finance cost	(573)	4,535	(11,678)	(14,748)	—	(22,464)
Inter- company net finance income/(cost)(4)	—	16,860	(11,152)	(5,708)	—	—
Share of loss of subsidiaries and VIEs(1)	(303,759)	(228,878)	(195,819)	—	728,456	—
Net impairment losses on amount due from subsidiaries	(465,457)	—	—	—	465,457	—
Others, net	2,555	(52,617)	32,987	68,108	—	51,033
Loss before income tax	(872,274)	(765,726)	(282,100)	(263,986)	1,193,913	(990,173)
Income tax (expense)/benefit	—	(1,941)	(4,079)	68,167		62,147
Loss for the year	(872,274)	(767,667)	(286,179)	(195,819)	1,193,913	(928,026)

	For the year ended December 31, 2021
				VIE and
		Other		VIE’s	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Results of Operations
Third- party revenues	—	134,064	275,684	3,722,609	—	4,132,357
Inter- company revenues(3)	—	—	134,072	697	(134,769)	—
Third- party cost	—	(333,873)	(214,633)	(2,147,200)	—	(2,695,706)
Inter- company cost for technology service(3)	—	—	(134,072)	(697)	134,769
Total expenses	(54,060)	(158,802)	(156,852)	(2,413,369)	—	(2,783,083)
Third- party net finance cost	(32)	14,250	(36,036)	(25,996)	—	(47,814)
Inter- company net finance income/(cost)(4)	—	22,502	4,636	(27,138)	—	—
Share of loss of subsidiaries and VIEs(1)	(1,225,545)	(808,093)	(708,699)	—	2,742,337	—
Others, net	(2,062)	(93,141)	(31,945)	78,786	—	(48,362)
Loss before income tax	(1,281,699)	(1,223,093)	(867,845)	(812,308)	2,742,337	(1,442,608)
Income tax (expense)/benefit	—	(1,731)	10,217	103,609	—	112,095
Loss for the year	(1,281,699)	(1,224,824)	(857,628)	(708,699)	2,742,337	(1,330,513)

	For the year ended December 31, 2020
				VIE and
		Other		VIE’s	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Results of Operations
Third- party revenues	—	83,666	230,417	2,998,207	—	3,312,290
Inter- company revenues(3)	—	—	62,404	44,790	(107,194)	—
Third- party cost	—	(31,678)	(244,937)	(1,792,219)	—	(2,068,834)
Inter- company cost for technology service(3)	—	—	(62,404)	(44,790)	107,194	—
Total expenses	(48,029)	(358,585)	(105,386)	(2,125,695)	—	(2,637,695)
Third- party net finance cost	4,564	65,461	(14,997)	(128,154)	—	(73,126)
Inter- company net finance income/(cost)(4)	—	49,982	(97,342)	47,360	—	—
Share of loss of subsidiaries and VIEs(1)	(1,314,998)	(1,165,419)	(989,704)	—	3,470,121	—
Others, net	5,497	41,724	(33,975)	(97,135)	—	(83,889)
Loss before income tax	(1,352,966)	(1,314,849)	(1,255,924)	(1,097,636)	3,470,121	(1,551,254)
Income tax (expense)/benefit	(642)	(97)	29,938	107,932	—	137,131
Loss for the year	(1,353,608)	(1,314,946)	(1,225,986)	(989,704)	3,470,121	(1,414,123)

(ii)	Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2022
		Other		VIE and	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	VIE’s subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Financial Position
Assets
Non-current assets
Investment in subsidiaries(1,2)	1,764,074	—	—	—	(1,764,074)	—
Intangible assets	—	298,796	170,758	100,882	—	570,436
Deferred tax assets	—	—	266,708	499,251	—	765,959
Other non-current assets	—	864,309	1,080	306,322	—	1,171,711
Total non-current assets	1,764,074	1,163,105	438,546	906,455	(1,764,074)	2,508,106
Current assets
Trade receivables(3)	—	57,777	228,413	869,710	(214,911)	940,989
Prepayments and other receivables(3)	448	367,694	32,840	1,076,317	(398,695)	1,078,604
Amount due from Group companies(2)	1,641,677	1,769,319	2,902,240	397,473	(6,710,709)	—
Financial assets at fair value through profit or loss	—	—	101,605	589,022	—	690,627
Restricted cash and time deposits over three months	—	328,217	3,640	11,957	—	343,814
Cash and cash equivalents	7,327	865,447	128,750	906,252	—	1,907,776
Other current assets	—	1,315,524	82,546	14,396	—	1,412,466
Total current assets	1,649,452	4,703,978	3,480,034	3,865,127	(7,324,315)	6,374,276
Total assets	3,413,526	5,867,083	3,918,580	4,771,582	(9,088,389)	8,882,382
Liabilities
Non-current liabilities
Amount due to Group companies(2)	—	—	—	—	—	—
Trade and other payables-Non Current	—	36,628	—	7,925	—	44,553
Other non-current liabilities	88,280	5,196	—	19,977	—	113,453
Total non-current liabilities	88,280	41,824	—	27,902	—	158,006
Current liabilities
Trade and other payables	32,539	915,926	569,242	1,627,172	(613,606)	2,531,273
Amount due to Group companies(2)	—	1,752,042	441,634	5,256,223	(7,449,899)	—
Deficit in subsidiaries and VIEs(1)	—	59,949	2,902,304	—	(2,962,253)	—
Short-term borrowings	—	—	15,682	273,380	—	289,062
Payroll and welfare payables	—	38,811	53,613	338,834	—	431,258
Other current liabilities	—	2,029,835	14,518	150,375	—	2,194,728
Total current liabilities	32,539	4,796,563	3,996,993	7,645,984	(11,025,758)	5,446,321
Total liabilities	120,819	4,838,387	3,996,993	7,673,886	(11,025,758)	5,604,327
Total shareholders’ equity(1)	3,292,707	1,028,696	(78,413)	(2,902,304)	1,937,369	3,278,055

	As of December 31, 2021
		Other		VIE and	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	VIE’s subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Financial Position
Assets
Non-current assets
Investment in subsidiaries(1,2)	1,280,946	—	—	—	(1,280,946)	—
Intangible assets	—	310,640	187,458	189,096	—	687,194
Deferred tax assets	—	—	270,875	412,343	—	683,218
Other non-current assets	—	671,161	5,207	395,433	—	1,071,801
Total non-current assets	1,280,946	981,801	463,540	996,872	(1,280,946)	2,442,213
Current assets
Trade receivables(3)	—	27,860	93,979	843,240	(73,905)	891,174
Prepayments and other receivables(3)	246	21,953	56,321	795,410	(121,263)	752,667
Amount due from Group companies(2)	2,662,705	3,444,960	1,350,000	163,749	(7,621,414)	—
Financial assets at fair value through profit or loss	—	240,725	99,252	1,731,676	—	2,071,653
Restricted cash and time deposits over three months	—	1,045,333	3,129	11,965	—	1,060,427
Cash and cash equivalents	6,454	843,843	311,523	237,550	—	1,399,370
Other current assets	—	544,987	141,484	36,632	—	723,103
Total current assets	2,669,405	6,169,661	2,055,688	3,820,222	(7,816,582)	6,898,394
Total assets	3,950,351	7,151,462	2,519,228	4,817,094	(9,097,528)	9,340,607
Liabilities
Non-current liabilities
Amount due to Group companies(2)	—	2,221,051	—	—	(2,221,051)	—
Trade and other payables-Non Current	—	14,281	133,182	78,091	—	225,554
Other non-current liabilities	88,280	8,620	1,241	19,418	—	117,559
Total non-current liabilities	88,280	2,243,952	134,423	97,509	(2,221,051)	343,113
Current liabilities
Trade and other payables	68,089	174,587	312,269	1,777,322	(195,168)	2,137,099
Amount due to Group companies(2)	—	2,986,273	640,207	4,318,502	(7,944,982)	—
Deficit in subsidiaries and VIEs(1)	—	1,415,162	2,708,395	—	(4,123,557)	—
Short-term borrowings	—	4,331	45,329	765,600	—	815,260
Payroll and welfare payables	—	47,425	46,542	421,100	—	515,067
Other current liabilities	—	1,541,142	8,388	145,456	—	1,694,986
Total current liabilities	68,089	6,168,920	3,761,130	7,427,980	(12,263,707)	5,162,412
Total liabilities	156,369	8,412,872	3,895,553	7,525,489	(14,484,758)	5,505,525
Total shareholders’ equity(1)	3,793,982	(1,261,410)	(1,376,325)	(2,708,395)	5,387,230	3,835,082

(iii)	Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31, 2022
				VIE and
		Other		VIE’s	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedules of Cash Flows
Purchase of technology service from WFOE’s subsidiaries by VIE(3)	—	—	214,400	(214,400)	—	—
Sales of technology service to subsidiaries from VIE(3)	—	(49,693)	—	49,693	—	—
Operating activities with external parties	(139,011)	29,086	(182,192)	(453,867)	—	(745,984)
Net cash ( used in) / generated from operating activities	(139,011)	(20,607)	32,208	(618,574)	—	(745,984)
Payment for acquisition of subsidiary, net of cash acquired	—	—	—	—	—	—
Investments in subsidiaries, VIE and VIE’s subsidiary(1)	(3,005,546)	(1,600,000)	—	—	4,605,546	—
Payments for advances to Group companies(2)	—	(1,081,797)	(1,699,250)	(251,224)	3,032,271	—
Receipts of repayments of the advances from Group companies(2)	3,218,655	2,131,974	145,100	17,500	(5,513,229)	—
Payments for intangible assets	—	(30,072)	(5,574)	(10,231)	—	(45,877)
Payments for financial assets at fair value through other comprehensive income	—	(614,772)	—	—	—	(614,772)
Payments for financial assets at fair value through profit or loss	—	(114,011)	—	(2,592,710)	—	(2,706,721)
(Payment for)/refund of restricted cash and time deposits over three months, net	—	923,321	(511)	8	—	922,818
Proceeds from sale of financial assets at fair value through profit or loss	—	329,608	—	3,762,799	—	4,092,407
Inter-company interest received(5)	—	15,409	—	9,817	(25,226)	—
Other investing activities	—	242,823	(48)	(17,461)	—	225,314
Net cash ( used in) / generated from investing activities	213,109	202,483	(1,560,283)	918,498	2,099,362	1,873,169
Capital contribution from Group companies(1)	—	3,005,546	1,600,000	—	(4,605,546)	—
Receipts of advances repayment from Group companies(2)	—	—	245,500	3,282,890	(3,528,390)	—
Repayments for advances from Group companies(2)	—	(3,218,655)	(444,073)	(2,345,169)	6,007,897	—
Payments for shares repurchase	(74,992)	—	—	—		(74,992)
Proceeds from short-term borrowings	—	—	—	313,000	—	313,000
Repayments of short-term borrowings	—	(1,562)	(29,647)	(805,220)	—	(836,429)
Inter-company interest paid(6)	—	—	(11,152)	(15,525)	26,677	—
Other financing activities	1,161	(20,282)	(15,326)	(61,198)	—	(95,645)
Net cash generated from/ ( used in) financing activities	(73,831)	(234,953)	1,345,302	368,778	(2,099,362)	(694,066)
Net (decrease)/increase in cash and cash equivalents	267	(53,077)	(182,773)	668,702	—	433,119
Cash and cash equivalents at the beginning of the year	6,454	843,843	311,523	237,550	—	1,399,370
Effects of exchange rate changes on cash and cash equivalents	606	74,681	—	—	—	75,287
Cash and cash equivalents at the end of year	7,327	865,447	128,750	906,252	—	1,907,776

	For the year ended December 31, 2021
		Other		VIE and	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	VIE’s subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedules of Cash Flows
Purchase of technology service from WFOE’s subsidiaries by VIE(3)	—	—	26,649	(26,649)	—	—
Sales of technology service to subsidiaries from VIE(3)	—	(1,562)	—	1,562	—	—
Operating activities with external parties	(51,132)	133,255	(72,370)	(414,087)	—	(404,334)
Net cash ( used in) / generated from operating activities		131,693	(45,721)	(439,174)	—	(404,334)
Payment for acquisition of subsidiary, net of cash acquired	—	(11,060)	—	—	—	(11,060)
Investments in subsidiaries, VIE and VIE’s subsidiary(1)	(1,783,065)	(1,606,708)	—	—	3,389,773	—
Payments for advances to Group companies(2)	—	(5,448,392)	(1,350,000)	(136,485)	6,934,877	—
Receipts of repayments of the advances from Group companies(2)	1,799,915	4,589,459	—	504,394	(6,893,768)	—
Payments for intangible assets	—	(42,131)	(7,336)	(32,996)	—	(82,463)
Payments for financial assets at fair value through other comprehensive income	—	(16,661)	—	—	—	(16,661)
Payments for financial assets at fair value through profit or loss	—	(918,101)	(616,500)	(6,043,140)	—	(7,577,741)
(Payment for)/refund of restricted cash and time deposits over three months, net	—	1,218,667	(3,129)	(8,931)	—	1,206,607
Proceeds from sale of financial assets at fair value through profit or loss	—	761,099	607,403	5,651,466	—	7,019,968
Inter-company interest received(5)	—	103,249	40,461	4,908	(148,618)	—
Other investing activities	—	(172,357)	(42,275)	64,417	—	(150,215)
Net cash ( used in) / generated from investing activities	16,850	(1,542,936)	(1,371,376)	3,633	3,282,264	388,435
Capital contribution from Group companies(1)	—	1,783,065	1,606,708	—	(3,389,773)	—
Receipts of advances repayment from Group companies(2)	—	—	622,418	6,321,271	(6,943,689)	—
Repayments for advances from Group companies(2)	—	(1,799,915)	(504,394)	(4,598,271)	6,902,580	—
Payments for shares repurchase	—	—	—	—	—	—
Proceeds from short-term borrowings	—	—	45,500	867,400	—	912,900
Repayments of short-term borrowings	—	—	(38,590)	(2,338,355)	—	(2,376,945)
Inter-company interest paid(6)	—	—	(19,188)	(129,430)	148,618	—
Other financing activities	9,257	(117,405)	(25,537)	(14,051)	—	(147,736)
Net cash generated from/ ( used in) financing activities	9,257	(134,255)	1,686,917	108,564	(3,282,264)	(1,611,781)
Net (decrease)/increase in cash and cash equivalents	(25,025)	(1,545,498)	269,820	(326,977)	—	(1,627,680)
Cash and cash equivalents at the beginning of the year	31,857	2,417,107	41,703	564,527	—	3,055,194
Effects of exchange rate changes on cash and cash equivalents	(378)	(27,766)	—	—	—	(28,144)
Cash and cash equivalents at the end of year	6,454	843,843	311,523	237,550	—	1,399,370

	For the year ended December 31, 2020
		Other		VIE and	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	VIE’s subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedules of Cash Flows
Purchase of technology service from WFOE’s subsidiaries by VIE(3)	—	—	53,766	(53,766)	—	—
Sales of technology service to subsidiaries from VIE(3)	—	(31,288)	—	31,288	—	—
Operating activities with external parties	(5,230)	(184,536)	(93,581)	(420,798)	—	(704,145)
Net cash ( used in) / generated from operating activities	(5,230)	(215,824)	(39,815)	(443,276)	—	(704,145)
Payment for acquisition of subsidiary, net of cash acquired	—	—	—	—	—	—
Investments in subsidiaries, VIE and VIE’s subsidiary(1)	(2,043,736)	(1,696,474)	—	—	3,740,210	—
Payments for advances to Group companies(2)	(2,337,454)	(3,876,757)	—	(225,200)	6,439,411	—
Receipts of repayments of the advances from Group companies(2)	1,085,316	3,777,025	—	1,740,000	(6,602,341)	—
Payments for intangible assets	—	(62,968)	(8,520)	(176,636)	—	(248,124)
Payments for financial assets at fair value through other comprehensive income	—	(441,622)	—	—	—	(441,162)
Payments for financial assets at fair value through profit or loss	—	(1,361,364)	(197,950)	(6,873,799)	—	(8,433,113)
(Payment for)/refund of restricted cash and time deposits over three months	—	1,064,813	—	—	—	1,064,813
Proceeds from sale of financial assets at fair value through profit or loss	—	1,333,739	196,835	7,117,385	—	8,647,959
Inter-company interest received(5)	—	63,542	—	123,751	(187,293)	—
Other investing activities	—	772,685	(1,672)	(45,201)	—	725,812
Net cash ( used in) / generated from investing activities	(3,295,874)	(427,381)	(11,307)	1,660,300	3,389,987	1,315,725
Capital contribution from Group companies(1)	—	2,043,736	1,696,474	—	(3,740,210)	—
Receipts of advances repayment from Group companies(2)	—	2,337,454	225,200	3,876,757	(6,439,411)	—
Repayments for advances from Group companies(2)	—	(1,085,316)	(1,740,000)	(3,777,025)	6,602,341	—
Payments for shares repurchase	—	—	—	—	—	—
Proceeds from short-term borrowings	—	—	31,300	2,225,700	—	2,257,000
Repayments of short-term borrowings	—	(96,284)	(157,903)	(2,923,031)	—	(3,177,218)
Inter-company interest paid(6)	—	—	(123,751)	(63,542)	187,293	—
Other financing activities	2,697,679	(139,507)	122,117	(226,233)	—	2,454,056
Net cash generated from/ ( used in) financing activities	2,697,679	3,060,083	53,437	(887,374)	(3,389,987)	1,533,838
Net (decrease)/increase in cash and cash equivalents	(603,425)	2,416,878	2,315	329,650	—	2,145,418
Cash and cash equivalents at the beginning of the year	634,507	169,103	39,388	234,877	—	1,077,875
Effects of exchange rate changes on cash and cash equivalents	775	(168,874)	—	—	—	(168,099)
Cash and cash equivalents at the end of year	31,857	2,417,107	41,703	564,527	—	3,055,194

Notes:

(1)	It represents the elimination of the investment in the VIEs and equity subsidiaries by parent company.
(2)

It represents the elimination of intercompany balances among parent, the VIEs and equity subsidiaries, including balances of onshore loans guaranteed by offshore subsidiaries provided to VIEs RMB2,577,302 thousands, RMB3,444,960 thousands and nil as of December 31, 2020, 2021 and 2022, respectively.

(3)	It represents the elimination of the intercompany technology service charge at the consolidation level.

The VIEs provides software development services to the other subsidiaries to build capitalized system to generate probable future economic benefits. For the years ended December 31, 2020, 2021 and 2022, the intercompany technical service revenues recognized by VIEs were RMB44,790 thousand, RMB697 thousand, and RMB3,084 thousand, respectively. The intercompany service charge is eliminated at the consolidation level.

For the years ended December 31, 2020, 2021 and 2022, cash paid by Offshore subsidiaries to the VIEs for technical service fees were RMB31,288 thousand, RMB1,526 thousand, and RMB49,693 thousand, respectively.

The WFOE's subsidiaries provides software development services to VIEs to build capitalized application and platform to generate probable future economic benefits, and the incurred intercompany costs in the amounts of RMB62,404 thousand, RMB134,072 thousand, and RMB212,507 thousand were eliminated for the years ended December 31, 2020, 2021 and 2022, respectively.

For the years ended December 31, 2020, 2021 and 2022, cash paid by VIEs to WFOE subsidiaries for technical service fee were RMB53,766 thousand, RMB26,649 thousand, and RMB214,400 thousand, respectively.

(4)	It represents the elimination of the finance costs of loans among parent, the VIEs and equity subsidiaries charge at the consolidation level.
(5)	Interest received were eliminated at the consolidation level.
(6)	Interest paid were eliminated at the consolidation level.

A. [Reserved]

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

Summary of Risk Factors

The following is a summary of significant risk factors and uncertainties that may affect our business, which are discussed in more details below.

Risks relating to our Business and Industry

●	Ping An Group is one of our principal shareholders, our strategic partner, our most important customer and our largest supplier. Any deterioration of our relationship with Ping An Group could have a material adverse effect on our results of operations, business and growth.
●	We operate in a competitive and rapidly evolving industry; it may be difficult to evaluate our prospects, and we may not be able to effectively manage our growth.
●	We incurred net loss in the past, expect to incur net loss in the future, and we may not be able to achieve or sustain profitability.

●	Our customers include commercial banks and other financial institutions that are highly regulated, and the tightening of laws, regulations or standards in the financial services industry could harm our business.
●	We are subject to evolving regulatory requirements and if we do not comply with these regulations, or fail to adapt to regulatory changes, our business and prospects may be materially and adversely affected.
●	Failure to maintain, enlarge and optimize our customer base or strengthen customer engagement may adversely affect our business and results of operations.
●	COVID-19 outbreak has adversely affected, and may continue to adversely affect, our financial and operating performance.
●	Failure to comply with existing or future laws and regulations related to data security, data protection, cyber security or personal information protection could lead to liabilities, administrative penalties and other regulatory actions, which could negatively affect our operating results and business.
●	Breach of our security measures or those of our third-party cloud computing platform provider, or other third-party service providers, may result in our data, IT systems, and services being perceived as not being secure.
●	We rely on third parties for various aspects of our business and the solutions that we offer. Our business, results of operation, financial condition and reputation may be materially and adversely affected if these third parties do not continue to maintain or expand their relationship with us, or if they fail to perform in accordance with the terms of our contracts.
●	Our inability to use software licensed from third parties, including open source software, could negatively affect our ability to sell our solutions and subject us to possible litigation.
●	We experienced net operating cash outflow in the past, which may continue in the future. We may not be able to obtain additional capital when desired, on favorable terms or at all.
●	Our quarterly results may fluctuate significantly and be unpredictable and may not fully reflect the underlying performance of our business.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements.
●	If the PRC regulatory authority finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these laws or regulations or their interpretations change, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	Our contractual arrangements with the VIEs and their respective shareholders may not be as effective in providing operational control or enabling us to derive economic benefits as a direct ownership of a controlling equity interest would be.
●	We may lose the ability to use and enjoy assets held by the VIEs that are critical to the operation of our business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.
●	Any failure by the VIEs, their respective subsidiaries or shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
●	The ultimate beneficial shareholders of the VIEs may have conflicts of interest with us, which may materially and adversely affect our business.

●	We conduct our business operations in the PRC through the VIEs and their subsidiaries by way of our contractual arrangements, but certain of the terms of our contractual arrangements may not be enforceable under PRC laws.
●	Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may affect the viability of our current corporate structure, corporate governance and business operations.

Risks Relating to Doing Business in the PRC

●	We are subject to many of the economic and political risks associated with emerging markets due to our operations in China and Hong Kong. Adverse changes in China or Hong Kong’s economic, political and social conditions as well as government policies could adversely affect our business and prospects.
●	If relations between China and the United States deteriorate, our business, financial condition, and results of operations could be adversely affected.
●	Developments in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.
●	The approval of, filing with, or consent from, the CSRC, CAC or other PRC regulatory authorities may be required in connection with our offshore listing under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.
●	Recent litigation and negative publicity surrounding China-based companies listed in the United States, including us, may result in increased regulatory scrutiny of us and negatively impact the trading price of the ordinary shares and ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.
●	If the PCAOB is unable to inspect our auditors as required under the HFCA Act, the SEC will prohibit the trading of our ADSs, which may materially and adversely affect the value of your investment.

Risks Relating to Our ADSs and Ordinary Shares

●	Our ADSs may be delisted if the trading prices of our ADSs fail to comply with the minimum price requirement of NYSE.
●	The trading price of our ADSs has been and may continue to be, and the trading price of our ordinary shares may be, volatile, which could result in substantial losses to investors .
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares or ADSs, the market price for our ordinary shares or ADSs and their trading volume could decline.
●	Our directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
●	Techniques employed by short sellers may drive down the market price of our ordinary shares or ADSs.
●	Exchange between our ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.
●	The characteristics of the U.S. capital markets and the Hong Kong capital markets are different.

Risks Relating to Our Business and Industry

Ping An Group is one of our principal shareholders, our strategic partner, our most important customer and our largest supplier. Any deterioration of our relationship with Ping An Group could have a material adverse effect on our results of operations, business and growth.

Ping An Group is one of our principal shareholders, our strategic partner and our most important customer and supplier. We began as the financial technology solution arm of Ping An Group. We have partnered with Ping An Group to jointly develop new technologies and applications, and Ping An Group provides us support in technology and infrastructure, in particular cloud infrastructure. Ping An Group also provides us with a diverse, reliable source of real-life application scenarios to validate and prove our technology. Many of our customer insights and innovative solutions are first initiated and tested within the Ping An Group ecosystem. Our strategic partnership with Ping An Group has contributed to our growth significantly. If our relationship with Ping An Group deteriorates and we are no longer able to access Ping An Group’s technology or solutions, we will need to find alternative service providers and adjust our existing products and service offerings, which may negatively affect the quality of our solutions and will be costly and time-consuming, and in turn will have significant adverse impact on our business and results of operations.

We provide a number of services, including those for customer acquisition and management, risk management, operation, cloud services and product optimization, to Ping An Group. Our revenue from Ping An Group amounted to RMB1,726.8 million, RMB2,316.7 million and RMB2,526.7 million (US$366.3 million) in 2020, 2021 and 2022, respectively, accounting for 52.1%, 56.1% and 56.6% of our total revenue in these respective periods.

If, for any reason, Ping An Group significantly reduces or ceases purchasing from or cooperating with us, our business and results of operations may be materially and adversely affected.

Ping An Group has also been our most important supplier of technical infrastructure, technology support and maintenance. We purchased products and services from Ping An Group amounted to RMB1,285.6 million, RMB1,534.3 million and RMB1,706.4 million (US$247.4 million) in 2020, 2021 and 2022 respectively, accounting for 27.3%, 28.0% and 31.1% of our total cost of revenue and operating expenses respectively. Our relationship with Ping An Group may be affected if Ping An Group reduces its beneficial ownership in us. For instance, in July 2019, we entered into a long-term agreement, or the Strategic Cooperation Agreement, with Ping An Group, which is effective for a term of ten years after completion of our initial public offering on December 17, 2019, subject to Ping An Group continuing to beneficially own at least 30% of our shares. The total percentage of the shares held by Ping An Group, through Bo Yu and Ping An Overseas, was 32.1% of our ordinary shares as of March 31, 2022, based on the number of shares as reported in their beneficial ownership filing on February 13, 2023. In addition, Bo Yu has the right to acquire additional ordinary shares within 60 days upon the exercise of Offshore Call Options as described in note (2) to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees—E. Share Ownership” included in this annual report. Ping An Group is a public company listed on the Stock Exchange of Hong Kong and the Shanghai Stock Exchange. On November 24, 2021, the China Banking and Insurance Regulatory Commission (the “CBIRC”) promulgated the Administrative Measures of Insurance Group Company, or the Measures of Group Company, to strengthen the supervision and management of insurance group companies. For example, Article 18 of the Measures of Group Company stipulates that an insurance group company cannot hold more than 25% shareholding in a non-financial enterprise or have a material influence in such non-financial enterprise, with certain exceptions. We and our PRC legal counsel are of the view that Ping An Group, as a non-controlling shareholder under the PRC laws and regulations, is not prohibited from continuing to indirectly hold 30% or more of the shares of us under the Measures of Group Company. Such view is on the following basis: (i) Article 18 of the Measures of Group Company does not explicitly prohibit an indirect investment of an insurance group company in a non-financial company exceeding 25%; (ii) the Measures of Group Company do not provide any threshold for “material influence”. Since the application of the requirement of “material influence” is unclear, Ping An would not make adjustment pursuant to Article 18 of the Measures of Group Company unless the relevant authorities further interpret the “material influence” or impose specific regulatory requirements in the future; (iii) before the promulgation of the Measures of Group Company and in 2010, the China Insurance Regulatory Commission, the predecessor of the CBIRC, promulgated Administrative Measures on Insurance Group Company (for Trial Implementation), or the Trial Measures. Article 14 of the Trial Measures already provided that except for the non-financial enterprises related to insurance business, the investment amount in a non- financial enterprise by an insurance group company shall not exceed 25% of the paid-up capital of the enterprise, and the insurance group company shall not participate in the business operations of the enterprise. Article 18 of the Measures of Group Company replaced Article 14 of the Trial Measures and has not in substance changed the regulatory requirements under Article 14 of the Trial Measures. In practice, after the promulgation of the Trial Measures, some of other insurance group companies also have indirect investment in non-financial enterprises with more than 25% shareholding; (iv) other provisions of the Measures of Group Company explicitly distinguish “an insurance group company” and “an insurance group company and its subsidiaries”. However, Article 18 of the Measures of Group Company only mentions “an insurance group company”, instead of “an insurance group company and its subsidiaries”; (v) as of the date of this annual report, we had not received any notice or communication from Ping An Group regarding the adjustment of the equity shares directly or indirectly held by them or other adjustments in accordance with Article 18 of the Measures of Group Company; (vi) in practice, unless a new law or regulation provides or the relevant authorities accordingly raise specific requirements such as retroactive effect or grace periods, the relevant authorities usually will not take particular administrative actions as to the activities conducted before the promulgation of the new law and regulation. However, we cannot rule out the possibilities that the CBIRC may interpret or implement the Administrative Measures of Insurance Group Company in a different way in the future. Ping An Group may adjust the percentage of our shares held by it and conduct other adjustments to reduce its influence on us if required by the CBIRC during the lock-up period prescribed under the Hong Kong Listing Rules or thereafter, which may have a material adverse effect on our share price, business, financial condition and results of operations. When exercising its rights as our shareholders, Ping An Group may take into account not only the interests of our company and our other shareholders but also its own interests, the interests of its shareholders and the interests of its other affiliates. The interests of our company and our other shareholders may conflict with the interests of Ping An Group and its shareholders and other affiliates. These types of conflicts may result in our losing business opportunities, including opportunities to enter into lines of business that may directly or indirectly compete with those pursued by Ping An Group or the companies within its ecosystem.

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

Our historical results and growth may not be indicative of our future performance, and we may fail to continue our growth or maintain our historical growth rates. Our revenue growth has primarily been driven by the expansion of our business to address financial institutions’ growing needs for technology solutions. Starting from 2021, in connection with our shift of customer development strategy from primarily expanding customer base to deepening customer engagement for higher quality and more sustainable growth, we upgraded our product structure to integrate single-module products to more integrated solutions, phased out certain low-value products and proactively responded to changing regulatory environment. These initiatives had an impact on our revenue growth, which slowed down in 2022 as compared to 2021.

In addition, we may not be able to manage our growth effectively. Our business expansion may increase the complexity of our operations and place a significant strain on our managerial, operational, financial and human resources. We also expect to continue to invest in research and development activities to improve and upgrade the technology and application we employ in providing our solutions. In line with the expansion of our business in the future, we will incur additional research and development costs related to our research and development activities. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.

We incurred net loss in the past, expect to incur net loss in the future, and we may not be able to achieve or sustain profitability.

We incurred net loss of RMB1,414.1 million, RMB1,330.5 million and RMB928.0 million (US$134.5 million) in 2020, 2021 and 2022, respectively. As of December 31, 2022, we had an accumulated loss of RMB7,510.9 million (US$1,089.0 million). We have incurred and will continue to incur substantial expenses to develop and commercialize our solutions, as well as to promote our business.

We will need to generate increased revenue and control our expenses to become profitable. Rapid growth in our customer base, however, may increase our cost of revenue as a percentage of revenue in the short term because we incur a large portion of the costs upfront while recognizing revenue primarily from our customers’ use of our solutions through our transaction-based revenue model over time. In addition, our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our operating expenses. Furthermore, as a public company, we have incurred and expect to continue to incur additional legal, accounting and other expenses that we did not incur as a private company. Once we are listed on the Hong Kong Stock Exchange, we will incur additional costs as a public company listed in both Hong Kong and the United States. We may incur significant losses for a number of reasons, including the other risks described in this annual report and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve or sustain profitability, the market price of our shares and ADSs may decrease significantly.

Our customers include commercial banks and other financial institutions that are highly regulated, and the tightening of laws, regulations or standards in the financial services industry could harm our business.

Our customers include commercial banks and other financial institutions that are highly regulated and must comply with complex and evolving regulations and industry standards, which are subject to significant changes. Regulatory developments, including those in respect of consumer protection, credit availability, risk management and data privacy, could adversely affect our customers, particularly third-party customers, or otherwise result in them reducing the volume and frequency of their business transactions.

Our financial institution customers must include restrictive provisions in their contracts with service providers such as us, with respect to security and privacy, ongoing monitoring, risk management and other limitations. These provisions may increase our costs, limit the scope of the solutions we offer or otherwise restrict customer access. In addition, our customers may have less capacity or incentive to purchase solutions from us, may pass on their increased costs to us, or may cease to use certain of our solutions. As we primarily use a transaction-based revenue model, any reduction of transactions by our customers may materially and adversely affect our business and results of operations. For example, on December 1, 2017, the PRC regulatory authority issued the Notice on the Regulation and Rectification of the “Cash Loan” Business, or Circular 141, which prohibits banking financial institutions, including banks, trust companies and consumer finance companies, that cooperate with third-parties in carrying out loan businesses from outsourcing their credit examination, risk control, or other core businesses and accept credit enhancement services provided by any third party without a guarantee license. Circular 141 and the Notice on Specific Rectification Implementation Plans for Risk of Online Microfinance Businesses of Microfinance Companies, or the Circular 56, prohibit third parties that cooperate with banking financial institutions and internet microfinance companies from directly charging interest or fees to borrowers. In addition, the Interim Measures for the Administration of Online Loans by Commercial Banks, or the Interim Measures, which came into effect on July 12, 2020, and the Notice on Further Regulating Online Loan Business of Commercial Banks, which was issued on February 19, 2021, re-emphasized the requirement of commercial banks’ independent risk management and tightened the requirements on their online loan business in terms of funding ratio, concentration and cross-region service provision.

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

Many aspects of our business, including the provision of internet information, technology services to banks, insurance companies and government agencies, insurance loss adjustment services, insurance agency and insurance brokerage services, online publication services relating to financial product information, providing banks and online small loan companies technology services to facilitate their management and distribution of consumer lending products and various asset management products and electronic certification services are subject to supervision and regulation by regulatory authorities in various jurisdictions where we operate. In addition, as we continue to expand the solution offerings, we may be subject to new and more complex regulatory requirements.

For example, in May 2019, we were granted a virtual banking license to operate in Hong Kong by the Hong Kong Monetary Authority and our virtual bank officially launched its operation in September 2020. We are subject to requirements prescribed by the Hong Kong Monetary Authority, or the HKMA, and other Hong Kong laws and regulations for this entity’s operations, including the Guideline on Authorization of Virtual Banks as well as other supervisory policies, regulations and guidelines issued by the HKMA covering areas such as corporate governance, risk management, anti-money laundering and financing of terrorism. For example, virtual banks in Hong Kong are required to maintain adequate capital commensurate with the nature of their operations and the banking risks they are undertaking, and are subject to the same set of supervisory requirements applicable to conventional banks. In addition, the key risks that our virtual bank is exposed to include credit risk, liquidity risk, market risk and interest rate risk. The credit risk is the risk that a borrower or counterparty fails to meet its obligations. Our virtual bank’s credit risk is influenced mainly by the characteristics of its customer, which are mainly SMEs. In terms of liquidity risks, the operation of our virtual bank is mainly funded by customer deposits and shareholder funds. Although we closely monitor the liquidity risk through stress testing, contingency funding plan and other measures, we cannot assure you that we will always successfully handle liquidity crisis in a timely manner or at all. Market risk is the risk of losses in assets, liabilities and off-balance sheet positions arising from movements in market rates and prices. As our virtual bank does not have any trading portfolio, our market risk exposure mainly arises from the foreign exchange risk and interest rate risk of non-trading portfolios, which we do not consider to be material. Regarding interest risk, at this stage, our virtual bank does not carry out proprietary trading and only has fixed rate products. As a result, our virtual bank’s interest rate risk exposure is contributed by banking book portfolio and the interest rate risk primarily arises from repricing and yield curve risks. As we continue to expand our virtual bank’s business, our exposure to these risks may increase significantly in the future.

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

In addition, the PRC regulatory framework governing financial technology services is constantly evolving. New laws or regulations may be promulgated, which could impose new requirements or prohibitions that render our operations or our technologies non-compliant. For example, on December 31, 2021, the People’s Bank of China, or the PBOC, issued the Measures for Administration of Internet Marketing of Financial Products (Draft for comments), which regulate financial institutions or internet platform operators entrusted by such financial institutions carrying out internet marketing activities of financial products. Pursuant to this draft, financial institutions shall not entrust other entities or individuals to carry out internet marketing of financial products unless otherwise provided or authorized by laws and regulations. The draft also prohibits third-party online platform operators from being involved in the sale of financial products or participating in the income sharing of financial business in a disguised way. In addition, due to uncertainties and complexities of the regulatory environment, we cannot assure you that we will always be in full compliance with applicable laws and regulations. To remedy any violations, we may be required to modify our business models, solutions and technologies in ways that render our solutions less appealing and may be required to obtain new qualifications or licenses. We may also become subject to fines or other penalties, or, if we determine that the requirements to operate in compliance are overly burdensome, we may elect to terminate potentially non-compliant operations. In each such case, our business, financial condition and results of operations may be materially and adversely affected.

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

Our revenue growth depends on our ability to maintain, enlarge and optimize our customers base and strengthen customer engagement so that more of our customers will use our solutions more often and contribute more to our revenue growth. Our customers may not continue to use our solutions once their existing contract expires or they may not purchase additional solutions from us. This risk is especially apparent in circumstances where it is inexpensive for them to switch service providers. Our ability to maintain, enlarge and optimize our customer base and strengthen our customer engagement will depend on many factors, some of which are out of our control, including:

●	our ability to continually innovate our technologies to keep pace with rapid technological changes;
●	our ability to continually innovate our solutions in response to evolving customer demands and expectations and intense market competition;
●	our ability to customize solutions for our customers;
●	customer satisfaction with our solutions, including any new solutions that we may develop, and the competitiveness of our pricing and payment terms;
●	the effectiveness of our solutions in helping our customers improve efficiency, enhance service quality, reduce costs and mitigate risks;
●	customers’ acceptance of our transaction-based revenue model; and
●	the success and growth of our customers, which could be affected by general-economic and market conditions, regulatory developments, etc.

In addition, the industry we operate is characterized by fast changing technologies and customer demands, and rapid development and continued enhancement of solutions. To remain competitive, we must continue to stay abreast of the continuously evolving industry trends and rapid technological developments. Nevertheless, we may not be able to leverage new technologies effectively or adapt our products to meet customers’ needs or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions, whether for technical, legal, financial or other reasons, our business may be materially and adversely affected. In addition, if our customers, especially premium customers or premium-plus customers, choose to leverage their in-house research and development capabilities to develop their own solutions, or for any other reason they reduce or cease their use of our technology solutions, our business, financial condition, results of operations and prospects may be materially and adversely affected.

As we primarily use a transaction-based revenue model, any loss of existing customer or a reduction of transactions by our customers would adversely affect our business and results of operations. For details, see “—We face risks related to natural disasters, health epidemics, civil and social disruption and other outbreaks, which could significantly disrupt our operations.”

We have relied on a limited number of key customers. In 2020, 2021 and 2022, two customers – Ping An Group and Lufax Group – contributed to 10% or more of our total revenues for these respective periods. Ping An Group is one of our principal shareholders, our strategic partner, our largest supplier and our related party. Lufax Group is an associate company of Ping An Group. Our total sales to Ping An Group accounted for 52.1%, 56.1% and 56.6% of our total revenue, and our total sales to Lufax Group accounted for 10.4%, 10.4% and 10.3% of our total revenue in 2020, 2021 and 2022, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, failure to maintain and strengthen our relationships with these key customers may cause material fluctuations or declines in our revenues and have a material adverse effect on our business and results of operations.

COVID-19 outbreak has adversely affected, and may continue to adversely affect, our financial and operating performance.

Since December 2019, COVID-19 has become widespread in China and many other countries. Although China’s economy is reopening, our operations have been negatively affected by delays in project implementation, software deployment and customized development services conducted on our customers’ premises, business development, client interaction, receivables collection and general uncertainties resulted from COVID-19. As a result, customer usage of our solutions, our revenue, especially our transaction-based revenue such as revenue from business origination services, and our operating cash flow have been adversely affected. While we have been proactively working with existing and new customers to assist their shift to cloud-based solutions amid the interruptions, we cannot assure you that these initiatives and efforts will successfully mitigate the impact. The outbreak of COVID-19 and the resulting widespread health crisis has also adversely affected economies and financial markets globally, which could result in an economic downturn that could affect the demand for our products and future revenue and operating results. Our overseas operations and businesses development, especially in Southeast Asia, have also been affected due to continued travel restrictions and lock-downs in many countries in that region.

There are no comparable recent events that provide guidance as to the effect the COVID-19 outbreak as a global pandemic may have, and, as a result, the ultimate impact of the pandemic is highly uncertain and subject to change, even though conditions have been gradually improving. While vaccines for COVID-19 have been developed, there is no guarantee that any such vaccine will be effective, work as expected or be made available or will be accepted on a significant scale and in a timely manner. Furthermore, future variants of COVID-19 could also prove to be more resistant to vaccines. The outlook for COVID-19 remains fluid and its long-term implications on our business and results of operations are uncertain. The extent to which this outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information that may emerge concerning the severity of this outbreak and future actions, if any, to contain this outbreak or treat its impact, among others. We are closely monitoring the pandemic and its impact on us.

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

The solutions we offer are built on huge stacks of data, so we adopt sophisticated and innovative technologies to address our operating needs, predict operating patterns and help make decisions in terms of business strategies and implementation plans. We aim to make our operations and our solutions more streamlined, automated and cost-effective by using advanced technologies including AI, cloud and security and the application of these technologies in our solutions is still under development. We may encounter technical obstacles, and we may discover problems that prevent our technologies from operating properly, which could adversely affect our information infrastructure and other aspects of our business where our technologies are applied. If our solutions do not function reliably or fail to achieve our customers’ or their end-customers’ expectations in terms of performance, we may lose existing customers or fail to attract new ones, which may damage our reputation and adversely affect our business.

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

In recent years, the PRC regulatory authority has tightened the regulation of the data collection, storage, sharing, use, disclosure and protection, including personal information and user data, particularly personal information obtained through individuals’ use of websites and online services. Relevant PRC laws and regulations require internet service providers and other network operators, among other things, to clearly state the authorized purpose, methods and scope of the collection and usage of data and obtain the consent of users for the processing of this data, as well as to establish user information protection systems with remedial measures. For example, Regulation for the Administration of Credit Investigation Industry, which was enacted by the State Council and became effective in March 2013, provides the definition of credit investigation business and imposes licensing requirements for conducting credit investigation business. The Administrative Measures of Credit Investigation issued by the PBOC took effective on January 1, 2022, which stipulate a broad definition of credit information to include all types of information in connection with the provision of services in financial or other activities to assess credit of individuals or enterprises. According to this measure, such information may include individual’s or enterprise’s identity, address, transportation, communication, indebtedness, property, payment, consumption, production and operation, fulfillment of legal obligations and other information, as well as the analysis and evaluation based on such information. Although there are substantial uncertainties as to the interpretation and application of such measures, since our business involves collecting, saving or processing such information, we may be deemed to be collecting and processing credit information of individuals and enterprises, and may be required to obtain credit data collection licenses and complete filing formalities. Given that (i) the measures stipulate that enterprises may complete compliance rectification within 18 months from the implementation of the measures on January 1, 2022; (ii) we have taken relevant measures, including only storing basic information and desensitization information in relevant business, cooperating with a credit reporting agency to gradually transfer relevant businesses to it, or gradually ceasing relevant business during the rectification period; and (iii) the revenue contribution of such business to our Group is insignificant, as advised by our PRC legal counsel, the risk that we are ordered to suspend relevant business, confiscated the illegal income and imposed a fine is remote.

To further regulate data processing activities, safeguarding data and cyber security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, the Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed, and prohibits any individual or entity in China from providing data stored in China to foreign judicial or law enforcement departments without the approval of competent authorities in China. Moreover, on August 20, 2021, the Standing Committee of the National People’s Congress issued the Personal Information Protection Law of the PRC, which took effect on November 1, 2021, which further details the general rules and principles on personal information processing and further increases the potential liability of personal information processor. Given that the PIPL is relatively new and evolving, it is uncertain how they will be interpreted or enforced.

On November 14, 2021, the CAC, published the Regulations on Cyber Data Security Management (Draft for Comments), or the Draft Regulations on Cyber Data Security Management, which specifies that data processor who seeks to list in Hong Kong, which affects or may affect the national security, should apply for cybersecurity review. As of the date of this annual report, the draft measures have not yet promulgated into law. On December 28, 2021, the CAC and other twelve government authorities, published the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which further stipulates that an online platform operator who possesses personal information of more than one million users and is seeking for listing in a foreign country will be subject to the cybersecurity review as well. Moreover, critical information infrastructure operators, or the CIIOs, that purchase internet products and services, or online platform operators that carry out data processing activities that affect or may affect national security, must be subject to the cybersecurity review. The Cybersecurity Review Measures further elaborate the factors to be considered when assessing the national security risks, including, among others, (i) the risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally transferred abroad, and (ii) the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign governments and the risk of cyber information security due to the listing. As advised by our PRC legal counsel, although several PRC laws and regulations have provided the definition of “critical information infrastructure,” the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the identification of any specific critical information infrastructure is subject to industry-specific identification rules promulgated by relevant regulators and the notice from the relevant regulators. In addition, neither the Draft Regulations on Cyber Data Security Management nor the Cybersecurity Review Measures provides further explanation or interpretation for “listing in a foreign country” or the scope of activities of data processing that “affects or may affect national security.” If our business activities are deemed to “affect or may affect national security,” we may be required to apply for cybersecurity review, but there can be no assurance that we will be able to obtain approval from the regulatory authorities in a timely manner, or at all. The PRC regulatory authorities have wide discretion in the interpretation and enforcement of these laws. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanction from the CAC or any other PRC regulatory authority that identifies us as the CIIO or requires us to apply for the cybersecurity review or commences the cybersecurity review on us. Based on the above and subject to the interpretation and discretion of the relevant regulatory authorities, after consulting with our PRC legal counsel, we are of the view that (i) considering the factors of assessment of the national security risks, the possibilities that our business operations are regarded as activities that may affect the national security and therefore we are required to proactively apply for the cybersecurity review in accordance with the Draft Regulations on Cyber Data Security Management (assuming implementation in its current form) and the Cybersecurity Review Measures are low; (ii) we are not aware of any material impediment for us to take measures for compliance with the Draft Regulations on Cyber Data Security Management and the Cybersecurity Review Measures; and (iii) the Draft Regulations on Cyber Data Security Management, if adopted in its current form, and the Cybersecurity Review Measures will not have a material adverse effect on our business operations and our listing in Hong Kong or the United States.

Furthermore, on December 8, 2022, the MIIT released the Administrative Measures for Data Security in Industry and Information Technology Sectors (Trial), or the Data Security Measures in Industry and Information Technology Sectors. The measures apply to data management in certain industries, including telecommunication sectors, where certain data we process is generated from. The Data Security Measures set out three categories of data: ordinary data, important data and core data. The processing of important data and core data is subject to certain filing and reporting obligations. In addition, sharing important data and core data with an overseas party is subject to a special review and approval process. We have sorted and cataloged data we process and take certain measures as required. And we believe that the data we process as a data processor do not involve important data and core data in accordance with the Data Security Measures and other currently applicable PRC laws and regulations.

On July 7, 2022, the CAC published the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, pursuant to which a data processor needs to apply for security assessment to the national cyberspace administration of any data cross-border transfer through the local provincial cyberspace administration, if it intends to provide data abroad under any of the following circumstances: (i) the data processor provides important data abroad; (ii) the critical information infrastructure operator or the data processor that has processed the personal information of over one million people provides personal information abroad; (iii) the data processor that has provided personal information of over 100,000 people or sensitive personal information of over 10,000 people cumulatively abroad since January 1 of the previous year; (iv) any other circumstance where an application for the security assessment of data cross-border transfer is required by the national cyberspace administration.

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

We collect, process and store significant amounts of personal information concerning our customers and their end-customers, as well as personal information pertaining to our business partners and employees. Compliance with applicable personal information and data security laws and regulations is a rigorous and time-intensive process. As of the date of this annual report, (i) we have not been subject to any material fines or administrative penalties, mandatory rectifications, or other sanctions by any PRC regulatory authorities in relation to the violation of laws and regulations on cybersecurity, data security and personal information protection; (ii) there is no material leakage of data or personal information or violation of cybersecurity and data protection and privacy laws and regulations by us which will have a material adverse impact on our business operations; (iii) there has been no material cybersecurity and data protection incidents or infringement upon the rights of any third parties, or other legal proceedings, administrative or regulatory proceedings, pending against us; and (iv) we have implemented comprehensive cybersecurity and data protection policies, procedures and measures to safeguard personal information rights and ensure secured storage and transmission of data and prevent unauthorized access or use of data. Based on the above and as advised by our PRC legal counsel, we are of the view that we are in compliance with currently applicable PRC laws and regulations on cybersecurity, data security and personal information protection in all material aspects. As there might be further issued explanations or implementation rules on the applicable laws and regulations, we will actively monitor future regulatory and policy changes to ensure strict compliance with all then applicable laws and regulations. However, as the regulatory authorities have discretion on the interpretation and implementation of the applicable laws and regulations, we cannot assure you that the regulatory authorities will form the similar opinions as ours. As global data protection laws and regulations increase in number and complexity, we cannot assure you that our data protection systems will be considered sufficient under all applicable laws and regulations due to factors including the uncertainty of the interpretation and implementation of these laws and regulations. Furthermore, we cannot assure you that the end-customer information that we process for our customers and the information we receive from our third-party data partners are obtained and transmitted to us in full compliance with relevant laws and regulations by our customer and third-party data partners. Moreover, there could be new laws, regulations or industry standards that require us to change our business practices and privacy policies, and we may also be required to put in place additional mechanisms ensuring compliance with new data protection laws, all of which may increase our costs and materially harm our business, prospects, financial condition and results of operations. Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by regulatory authorities, individuals or others. These proceedings or actions could also result in the delayed or halted processing of personal information that we need to undertake to carry on our business.

Breach of our security measures or those of our third-party cloud computing platform provider, or other third-party service providers, may result in our data, IT systems, and services being perceived as not being secure.

Our solutions involve the storage and transmission of our customers and their end-customers’ proprietary and other personal sensitive information including financial information and other personally identifiable information. Our security measures may be breached as a result of efforts by individuals or groups of hackers and sophisticated organizations. Our security measures could also be compromised by employee error or malfeasance, which could result in someone obtaining unauthorized access to, or denying authorized access to, our IT systems, our customers’ data or our data, including our intellectual property and other confidential business information.

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

We regard our patents, copyrights, trademarks, trade secrets, and other intellectual property as critical to our business. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. We rely on a combination of intellectual property laws and contractual arrangements to protect our proprietary rights. Sometimes laws and regulations are subject to interpretation and enforcement. In addition, our contractual agreements may be breached by our counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in various jurisdictions in which we operate. Detecting and preventing any unauthorized use of our intellectual property is difficult and costly, and the steps we have taken may be inadequate to prevent infringement or misappropriation of our intellectual property. If we resort to litigation to enforce or protect our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors, and we would have no right to prevent others’ use of them.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or would not infringe upon or otherwise violate patents, copyrights, trademarks or other intellectual property rights held by third parties. We in the future may be subject to penalties, legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our solutions, services or other aspects of our business. There could also be intellectual properties that we are not aware of that our solutions or services may inadvertently infringe. As of December 31, 2022, we had submitted 4,378 patent applications in China and 1,527 in other countries or regions. There can be no assurance that our patent or other intellectual property applications will be approved, that any issued patents or other intellectual property rights would adequately protect our intellectual property, or that such patents or other intellectual properties would not be challenged by third parties or found by competent authority to be invalid or unenforceable.

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

Registering, managing and enforcing intellectual property rights is often difficult. We have filed registration applications for certain trademarks and other intellectual properties that we use in our operations, including the logo for our website and mobile apps. However, third parties may file applications to register the same or similar trademarks that we are applying for. In addition, third parties may object our registration applications, and the relevant trademark authority may not rule in our favor in such disputes. If our applications are rejected by the relevant trademark authority, we may be prohibited from using those trademarks, including the logo for our website and mobile apps in our business operations and we may need to change the logo of our website and mobile apps, which may have an adverse effect on our business and operations. Moreover, we have pledged and may further pledge some of our intellectual properties to third parties, which may limit our use or dispose of such intellectual properties.

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

If any of our third party service providers fail to perform properly, we cannot assure you that we will be able to find a suitable alternative in a timely and cost-effective manner or at all. Our third party service providers may carry out their business in an inappropriate manner or in violation of regulations or laws. Any of such occurrences could diminish our ability to operate or damage our business reputation, or cause us regulatory or financial harm, any of which could negatively affect our business, financial condition and results of operations.

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

We experienced net operating cash outflow in the past, which may continue in the future. We may not be able to obtain additional capital when desired, on favorable terms or at all.

In 2020, 2021 and 2022, we had net cash used in operating activities of RMB704.1 million, RMB404.3 million and RMB746.0 million (US$108.2 million), respectively. We may require additional cash resources due to operating loss or the growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing is subject to uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity in the international capital and lending markets, and PRC regulatory regulations over foreign investment and our industry. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that any financing we need would be available in a timely manner or in amounts or on terms favorable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity and have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders. These newly issued securities may have rights, preferences or privileges senior to those of our existing shareholders.

We are subject to credit risks in collecting trade receivables and recoverability of contract assets.

We typically grant credit terms to our customers of 10 to 30 days following the invoice date. However, there is no guarantee that our all our customers pay us on time. In 2020, 2021 and 2022, we had trade receivables of RMB838.7 million, RMB891.2 million and RMB941.0 million (US$136.4 million), respectively. In addition, in the same period, we had contract assets of RMB228.8 million, RMB227.9 million and RMB122.6 million (US$17.8 million), respectively. There is no assurance that all such amounts due to us will be settled on time or at all. Accordingly, we face credit risk in collecting trade receivables and contract assets. In 2020, 2021 and 2022, our net impairment losses on financial and contract assets was RMB134.5 million, RMB72.2 million and RMB33.6 million (US$4.9 million), respectively. Our performance, liquidity and profitability will be adversely affected if significant amounts due to us are not settled on time. The bankruptcy or deterioration in the credit condition of any of our major customers could also materially and adversely affect our business.

Failure to fulfil our obligations in respect of contract liabilities could materially and adversely affect our results of operation, liquidity and financial position.

Our contract liabilities represent our obligations to provide the contracted products and services to customers. Our contract liabilities mainly arise from the advance payment made by customers while the underlying products and services are not yet to be provided. As of December 31, 2020, 2021 and 2022, we had contract liabilities of approximately RMB156.2 million, RMB173.3 million and RMB186.6 million (US$27.1 million), respectively. There is no assurance that we will be able to fulfil our obligations in respect of contract liabilities. If we are not able to fulfil our obligations with respect to our contract liabilities, the amount of contract liabilities will not be recognized as revenue, and we may have to return the advance payment made by our customers. As a result, our results of operations, liquidity and financial position may be materially and adversely affected.

Our results of operations, financial conditions and prospects may be adversely affected by fair value changes of financial assets at fair value through profit or loss and financial assets through other comprehensive income, the valuation of which is uncertain due to the use of unobservable inputs that require judgment and assumptions that are inherently uncertain.

In 2020, 2021 and 2022, we had unlisted equity securities and listed debt securities, which were designated as financial assets at fair value through other comprehensive income. During the same period, we also had contingent returnable consideration and wealth management products, which were designated as financial assets at fair value through profit or loss. The fair value of these assets is determined based on the valuation performed by an independent valuer, using valuation techniques. The assessment of fair value of the abovementioned equity securities, debt securities, and contingent returnable consideration requires the use of unobservable inputs including discount rate, discount of lack of marketability and expected volatility. We use our judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the respective valuation dates. These valuation methodologies that we use involve a significant degree of management judgment and are inherently uncertain. Changes in these unobservable inputs and other estimates and judgments could materially affect the fair value of the equity securities, debt securities and contingent returnable considerations, which in turn may adversely affect our results of operations.

In 2020, 2021 and 2022, we recognized net gain on financial assets at fair value through profit or loss of RMB49.4 million, RMB45.6 million and RMB30.7 million (US$4.4 million), respectively. We recognized net gain on financial assets at fair value through other comprehensive income of RMB2.1 million, RMB7 thousand and RMB315 thousand (US$45.7 thousand), in the same respective periods. We cannot assure you that we will not incur any losses from the fair value changes in the future. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.

Additionally, as of December 31, 2020, 2021, and 2022, we held RMB1,487.2 million, RMB2,071.0 million and RMB690.6 million (US$100.1 million) wealth management products issued by Ping An Group, respectively, representing 100%, 100% and 100% of the total balance of our wealth management products as of the same dates. If the underlying investments of these products default or if Ping An Group defaults on the redemption of these wealth management products, we will incur fair value losses, which will significantly affect our financial position and our liquidity.

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

In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by China. On the other hand, after a sustained period of low interest rates, interest rates have risen significantly in the U.S. and Europe since 2022. There are expectations that interest rates will continue to rise in 2023 as the U.S. Federal Reserve seeks to combat inflation. The combination of rising interest rates and inflation has resulted in significant market volatility and economic uncertainty. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and escalations in the tensions between the United States and China starting from 2018, which could have a material adverse impact on the Chinese economy. In addition, the United Kingdom held a referendum on June 23, 2016 on its membership in the European Union, in which a majority of voters in the United Kingdom voted to exit the European Union (commonly referred to as “Brexit”). On January 31, 2020, the United Kingdom ceased to be a member of the European Union. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets.

Furthermore, political instability in the Korean Peninsula, a slump in commodity prices, uncertainty over interest rates in the United States and the outbreak of novel coronavirus have also resulted in instability and volatility in the capital markets. The stock markets around the world have experienced extreme volatility in reaction to the COVID-19 outbreak and governments’ responses thereto, including the recent rate reductions by the Federal Reserve. Furthermore, eruptions of regional tensions, such as the ongoing military conflict involving Ukraine and Russia, and the related sanctions against Russia have resulted in economic disruptions worldwide and substantial volatility and uncertainty across global financial markets. In addition, the related energy crisis in Europe have weighed on global economic prospects. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. The impacts that these conflicts and incidents will have on our business, operations and financial results depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the conflicts or incidents; regulatory and business actions that have been and continue to be taken in response to the conflicts or incidents and the impact of the conflicts on economic activity.

We may incur impairment charges for our goodwill and intangible assets.

We recorded goodwill, which related to our acquisitions, of RMB289.2 million, RMB289.2 million and RMB289.2 million (US$41.9 million) as of December 31, 2020, 2021 and 2022, respectively. We also recorded intangible assets, which primarily included applications and platforms, purchased software, development cost in progress and others, of RMB627.9 million, RMB687.2 million and RMB570.4 million (US$82.7 million) as of December 31, 2020, 2021 and 2022, respectively. Our impairment assessment of goodwill and other intangible assets is based on a number of assumptions made by our management. If any of these assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may be required to make a provision for our goodwill and other intangible assets and record an impairment loss, which could in turn adversely affect our results of operations. Any significant impairment charges of goodwill or intangible assets could have a material adverse effect on our business, financial condition and results of operations.

The non-recurring nature of government grants and tax rebates we received could materially and adversely affect our business, financial condition and results of operations.

In 2020, 2021 and 2022, we received government grants, including technology development incentives, epidemic subsides and operation subsidies, and tax rebates from the PRC regulatory authority. In 2020, 2021 and 2022, we recognized government grants of approximately RMB44.2 million, RMB28.9 million, and RMB27.4 million (US$4.0 million), respectively; we received tax rebates of approximately RMB19.4 million, RMB22.2 million, and RMB30.6 million (US$4.4 million), respectively, for the same periods. For further details, see Note 8 to our audited consolidated financial statements included elsewhere in this annual report. We cannot assure you that we will continue to receive certain portion of the government grants and tax rebates in the future or at all. As government grant contributed to certain portion of our income in 2020, 2021 and 2022, the non-recurring nature of government grants and tax rebates to us may affect our profitability. Hence, our business, financial condition and results of operations could be affected as a result of the non-recurring nature of government grants and tax rebates.

Our results of operations, financial condition and prospects may be adversely affected by fair value changes in our derivatives.

Our derivative financial instruments are initially recognized at fair value on the date of which the related derivative contracts are entered into and are subsequently measured at fair value. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative. We had two types of derivative financial instruments during the years ended December 31, 2020, 2021 and 2022, which were foreign exchange swaps and currency forwards. Both our derivative financial instruments were designated as derivative financial liabilities during the years ended December 31, 2020, 2021 and 2022. The fair value of our derivative financial instruments is subject to various factors that beyond our control, which include, but are not limited to, general economic condition, changes in market interest rates and stability of the capital markets. For the years ended December 31, 2020, 2021 and 2022, we recorded net loss on derivatives of RMB281.7 million, RMB169.5 million, and RMB262.8 million (US$38.1 million), respectively. We cannot assure you that we will not incur any losses from the fair value changes in our derivatives in the future. If we continue to incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected. For further details, see Notes 8 and 31 to our audited consolidated financial statements included elsewhere in this annual report.

Our performance depends on key management and personnel, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our management and key personnel, especially our technology talent. If we lose the services of any member of management or other key personnel, we may not be able to locate suitable or qualified replacements, and we may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth, therefore materially and adversely affecting our business, financial condition, results of operations and prospects. Furthermore, disputes with management and key personnel may affect our reputation and divert management’s attention and disrupt our business. In addition, there is no assurance that any member of our management team and technology personnel will not join our competitors or form a competing business. If any dispute arises between our current or former personnel and us, we may have to incur substantial costs and expenses in order to enforce such agreements, and we may not be able to enforce them at all. There have been changes in our senior manager and directors in 2020, 2021 and 2022 due to organizational changes and/or personal reasons. The departure of, and changes in, our senior managers and directors in these years were not a result of any dispute or disagreement with us or any matter relating to our operations, policies or practices. The ramifications of these recent changes, including public perception that our future direction, strategy or leadership is uncertain, and the costs and expenses and diversion of our management’s attention from our business related thereto could affect our business, prospects, financial condition and results of operations.

The wide range and diversity of the solutions we provide may require us to hire and retain a wide range of experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels, as we expand our business and operations. Competition for talent in China’s financial technology industry is intense, and the availability of suitable and qualified candidates is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. The decrease in the value of our compensation, including value in our share incentives, may cause our offer less competitive in the market and lead to the loss of key personnel. In addition, even if we were to offer higher compensation and other benefits, there can be no assurance that these individuals would choose to join, or continue working for, us.

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
●Challenges in attracting business partners and customers;
●Potential adverse tax consequences;
●Foreign exchange losses;
●	Limited protection for intellectual property rights;
●	Inability to effectively enforce contractual or legal rights;
●	Compliance by us and our business partners with anti-corruption laws, import and export control laws, including the Catalogue of Technologies Prohibited or Restricted by China from Export, tariffs, trade barriers, economic sanctions and other regulatory limitations or perceptions on our ability to provide our solutions in certain international markets;
●	Speed of post-pandemic recovery in many countries, including in Southeast Asia, where some of our international operations are conducted; and

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

We have experienced some revenue fluctuation on a quarterly basis in the past, and expect to experience similar trends going forward. In general, our third and fourth quarters are the stronger quarters in any given year. This is primarily due to our business model, as we primarily charge our financial institution customers based on the transaction volume generated on our platform or their other usage of it. Our financial institution customers tend to have higher spending with us in the second half of the year as a result of their annual budget cycles. In addition, customer transactions at financial institutions tend to peak in the fourth quarter, which in turn has positive impact on our revenue. On the other hand, our first quarter results tend to be relatively weaker, in light of the Chinese New Year holidays when many of our customers’ businesses are closed. Furthermore, our quarterly results of operations, including the levels of our revenues, expenses, net loss or income and other key metrics, may vary significantly due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, while our rapid growth may obscure these types of fluctuations, our results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ordinary shares and ADSs.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2022 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares and ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act, which can significantly divert our management’s attention from operating our business.

If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares and ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.

We, our directors, management and employees may be subject to litigation and regulatory investigations and proceedings, and any of their misconduct may have a material adverse effect on our business, results of operations, financial condition and prospects and harm our reputation.

We may be subject to claims and lawsuits in the ordinary course of our business. In addition, we may be subject to inquiries, inspections, investigations and proceedings by relevant regulatory and other regulatory agencies. Actions brought against us may result in settlements, injunctions, fines, penalties or other results adverse to us that could harm our business, financial condition, results of operations and reputation. Any action against us, even those without merit and even if we are successful in defending ourselves against them, may cause us to incur significant costs, and could place a strain on our financial resources, divert the attention of management from our core business and harm our reputation. A significant judgment or regulatory action against us or a material disruption in our business arising from adverse adjudications in proceedings against our directors, officers or employees would have a material adverse effect on our liquidity, business, financial condition, results of operations, reputation and prospects.

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

We have adopted a Code of Business Conduct and Ethics designed to deter wrongdoing, to promote honest and ethical conduct and to ensure the accuracy of financials and other public communications made by us, and the compliance with applicable regulatory laws, rules and regulations. We conduct regular internal compliance training and have provided channel to report and investigate any suspected violations. However, we cannot assure you that all our employees will strictly abide by our rules and policies, or that we can effectively and timely deter, detect and remedy all misconduct. Any gross misconduct by our directors, officers and employees, including, but not limited to those in relation to commercial, labor, employment, financial, operational, accounting, auditing or securities matters may have a material adverse impact on our business, financial condition and results of operations, and harm our reputation. Our operation results may also be adversely affected if there is any material labor dispute.

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

While we have in the past experienced network interruptions, which did not have a material adverse impact on us, our internet-based business depends on the performance and reliability of the internet infrastructure. We cannot assure you that the internet infrastructure we depend on will remain sufficiently reliable for our needs. Any failure to maintain the performance, reliability, security or availability of our network infrastructure may cause significant damage to our ability to attract and retain customers. Major risks involving our network infrastructure include:

●	breakdowns or system failures resulting in a prolonged shutdown of our servers;
●	disruption or failure in the national backbone networks in China and the other markets where we operate, which would make it impossible for customers to access our solutions;
●	damage from natural disasters or other catastrophic events such as typhoons, volcanic eruptions, earthquakes, floods;
●	telecommunications failures, or other similar events; and
●	any infection by or spread of computer viruses or other system failures.

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

The economy in China has experienced increases in labor costs in recent years. As a result, average wages in China are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. In 2020, 2021 and 2022, our labor costs, including our employee benefit expenses and outsourcing labor costs, were RMB1,943.7 million, RMB2,066.5 million, and RMB2,130.6 million (US$309.0 million), respectively. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses and negatively impact our results of operations.

We adopted a Stock Incentive Plan in November 2017, which was amended and restated from time to time to provide additional incentives to eligible participants. As of March 31, 2023, the aggregate number of underlying ordinary shares pursuant to the outstanding options granted under the Stock Incentive Plan was 9,305,320 ordinary shares. In 2020, 2021 and 2022, we incurred equity-settled share-based payment expenses of RMB89.7 million, RMB25.4 million and RMB13.4 million (US$1.9million), respectively. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel, and we will continue to grant share-based compensation to our employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We are subject to risk of recoverability of deferred tax assets.

As of December 31, 2020, 2021 and 2022, our deferred tax assets amounted to RMB564.6 million, RMB683.2 million, and RMB766.0 million (US$111.1 million), respectively. Deferred tax assets are recognized for deductible temporary differences and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the unused tax losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Any changes in management’s judgment as well as our future taxable profits and tax planning strategies would affect the carrying amounts of deferred tax assets to be recognized and the recoverability of deferred tax assets recognized in our consolidated financial statements. In the case that the value of deferred tax assets has changed, we may have to write-down the deferred tax assets, which may adversely affect our financial condition for that respective year, and therefore could materially and adversely affect our financial condition and results of operations in future years.

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

Risks Relating to Our Corporate Structure

We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements.

We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs and their subsidiaries with which we have maintained contractual arrangements. Investors in our ordinary shares or the ADSs thus are not purchasing equity interest in the VIEs and their subsidiaries in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC regulatory authority deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC regulatory authority that could affect the validity and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

If the PRC regulatory authority finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these laws or regulations or their interpretations change, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information, internet data center services and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, with respect to the accessibility of telecommunications services subject to China’s commitment to the entry into WTO, foreign investors are generally not allowed to own more than 50% of the equity interest in a value-added telecommunication service provider (subject to certain exceptions relating to certain businesses, including e-commerce businesses domestic multi-party communication service businesses, and data collection and transmission service businesses), and any such major foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version) ,which became effective on January 1, 2022, or the 2021 Negative List, the Administrative Rules on Foreign-Invested Telecommunication Enterprises newly amended in 2022, and other applicable laws and regulations. In addition, China’s commitment to the entry into WTO does not include internet data center business pursuant to the Protocol on the Accession of the PRC, effective on December 10, 2001.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and OneConnect Technology Services Co., Ltd. (Shenzhen), or Shenzhen OneConnect Technology, and Zhang Tong Shun, our PRC subsidiaries, are considered foreign-invested enterprises. Therefore, neither we nor our foreign-invested enterprises are currently eligible to apply for the required licenses for providing such value-added telecommunication services or conducting other businesses that foreign-owned companies are prohibited or restricted from conducting in China. To comply with PRC laws and regulations and regulatory requirements, we conduct substantially all of our business in the PRC through Shenzhen OneConnect and Shenzhen CA, the VIEs, and their respective subsidiaries, based on contractual arrangements entered into among Shenzhen OneConnect Technology or Zhang Tong Shun, the VIEs, their respective shareholders and subsidiaries. We conduct our operations in China through our PRC subsidiaries and the VIEs and their subsidiaries, with which we maintained these contractual arrangements. Investors in our ordinary shares or the ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership of the VIEs.

We believe that our corporate structure and contractual arrangements enable us to: (i) be the exclusive provider of business support, technical and consulting services in exchange for a fee; (ii) receive the relevant economic benefits and bear the relevant risks in relation to the business operation of the VIEs; (iii) have an irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from the relevant registered shareholders all or any part of their equity interest in the VIEs at any time and from time to time in our absolute discretion to the extent permitted by PRC laws; (iv) have an irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from the VIEs, all or any part of their assets at any time and from time to time in our absolute discretion to the extent permitted by PRC laws and the contractual arrangements; (v) appoint us, any directors authorized by us (except the shareholders of the VIEs) or his/her successors, or a liquidator replacing the director as our exclusive agent and attorney to act on our behalf on all matters concerning the VIEs and to exercise all of the rights as a registered shareholder of the VIEs in accordance with PRC laws and the articles of the VIEs; and (vi) pledge as first charge the relevant equity interest in the VIEs to us as collateral security for any and all of the guaranteed debt under the contractual arrangements and to secure performance of the obligations under the contractual arrangements. The contractual arrangements allow the results of operations and assets and liabilities of the VIEs and their subsidiaries to be consolidated into our results of operations and assets and liabilities under IFRS as if they were subsidiaries of our Group.

Our PRC legal counsel, Haiwen & Partners, is of the opinion that (i) the ownership structure of Shenzhen OneConnect Technology or Zhang Tong Shun and the VIEs does not violate applicable PRC laws and regulations currently in effect, and (ii) except for (a) certain clauses regarding the remedies or reliefs that may be awarded by an arbitration tribunal and the power of courts to grant interim remedies in support of the arbitration and liquidation arrangements of the VIEs, their respective subsidiaries and/or shareholders, and (b) the circumstance where, in respect of the contractual arrangements binding Shenzhen CA, the minority shareholders of Shenzhen CA which are not parties to the contractual arrangements may not have the requisite power and authority to execute, deliver or perform the written confirmation in relation to the contractual arrangements binding Shenzhen CA or may not obey such confirmation, the contractual arrangements are valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect. However, there can be no assurance that the PRC regulatory authorities will take a view that is not contrary to or otherwise different from the opinion of our PRC legal counsel stated above. There is also possibility that the PRC regulatory authorities may adopt new laws, regulations and interpretations that may invalidate the contractual arrangements. On February 17, 2023, the CSRC released the Overseas Listing Filing Rules, which came into effect on March 31, 2023. Pursuant to the Overseas Listing Filing Rules, an overseas listed PRC domestic company should complete the filing procedures with respect to its follow-on offerings, issuance of convertible corporate bonds, exchangeable bonds, and other equivalent offering activities, within a specific requested time frame. On the same day, at the press conference held for the Overseas Listing Filing Rules, the officials from the CSRC clarified that if a company with a VIE structure is in compliance with applicable PRC laws, regulations and regulatory requirements, the CSRC may permit its filing application of the overseas listings of such companies after soliciting opinions from relevant regulatory authorities. However, given that the Overseas Listing Filing Rules were recently promulgated and there is no further explanation on such compliance requirements, there remain substantial uncertainties as to the interpretation, application, and enforcement of the Overseas Listing Filing Rules and how the rules will affect our operations and our future financing. There can be no assurance that we will be able to satisfy the compliance requirements. Failure to complete such filing could have a material adverse effect on us, our contractual arrangements and our future financing activities. If the PRC regulatory authority determines that we are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including MOFCOM, the MIIT, and the State Cryptography Administration, or the SCA, would have broad discretion in dealing with such violations or failures, including, but not limited to:

●	revoking our business and operating licenses;
●	discontinuing or restricting our operations;
●	imposing fines or confiscating any of our income that they deem to have been obtained through illegal operations;
●	imposing conditions or requirements with which we or Shenzhen OneConnect Technology or Zhang Tong Shun and the VIEs, may not be able to comply;
●	requiring us or Shenzhen OneConnect Technology or Zhang Tong Shun and the VIEs to restructure the relevant ownership structure or operations;
●	restricting or prohibiting our use of the proceeds from our public offerings or other of our financing activities to finance the business and operations of the VIEs and their subsidiaries; or
●	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations. In addition, if the PRC regulatory authorities find our legal structure and contractual arrangements to be in violation of PRC laws and regulations, it is unclear what impact these actions would have on us and on our ability to consolidate the financial results of the VIEs and their subsidiaries in our historical financial information. If any of these penalties results in our inability to direct the activities of the VIEs and their subsidiaries and such a penalty significantly impacts their economic performance and/or our failure to receive economic benefits from the VIEs and their subsidiaries, we may not be able to consolidate the VIEs and their subsidiaries into our historical financial information in accordance with IFRS. In addition, our ordinary shares and ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct a significant part of our operations.

Our contractual arrangements with the VIEs and their respective shareholders may not be as effective in providing operational control or enabling us to derive economic benefits as a direct ownership of a controlling equity interest would be.

We have relied and expect to continue to rely on contractual arrangements with the VIEs, their shareholders and subsidiaries to operate our business activities. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and their subsidiaries. For example, the VIEs, their respective subsidiaries or shareholders may fail to fulfil their contractual obligations with us or take other actions that are detrimental to our interests.

If we had direct ownership of the VIEs, we would be able to exercise our rights as shareholders to effect changes in their board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs, their respective subsidiaries and shareholders of their obligations under the contractual arrangements to exercise control over the VIEs and their subsidiaries. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. These risks exist throughout the period in which we intend to operate our business through the contractual arrangements with the VIEs, their respective subsidiaries and shareholders. If any of these shareholders is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties in the PRC legal system. The shareholders of VIEs are entities and if they declare bankruptcy or become subject to a dissolution or liquidation proceeding, we may be unable to enforce the contractual arrangements. If we are unable to enforce the contractual arrangements or we experience significant delays or other obstacles in the process of enforcing the contractual arrangements, we may not be able to exert effective control over the VIEs and may lose control over their assets. Therefore, our contractual arrangements with the VIEs, their respective subsidiaries and shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

We may lose the ability to use and enjoy assets held by the VIEs that are critical to the operation of our business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The VIEs hold certain assets that are critical to the operation of our business. Under the contractual arrangements entered into by Shenzhen OneConnect Technology or Zhang Tong Shun, the VIEs, their respective subsidiaries and shareholders, the VIEs may not and their respective shareholders may not cause it to, sell, transfer, pledge or dispose of in any other manner the legal or beneficial interest in the VIEs. They also may not allow any encumbrance of security interest over such equity interest, except for the equity pledge agreement in the contractual arrangements, without Shenzhen OneConnect Technology’s or Zhang Tong Shun’s written consent. However, if the shareholders of the VIEs or their subsidiaries breach the contractual arrangements and voluntarily liquidate the VIEs or their subsidiaries, or if the VIEs or their subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if the VIEs or their subsidiaries undergo an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

Any failure by the VIEs, their respective subsidiaries or shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Under the contractual arrangements entered into by Shenzhen OneConnect Technology or Zhang Tong Shun, the VIEs, their respective subsidiaries and shareholders, these shareholders covenanted that they will not request the VIEs to distribute profit or dividends, raise shareholders’ resolution to make such a distribution or vote in favor of any such relevant shareholders’ resolution without Shenzhen OneConnect Technology’s or Zhang Tong Shun’s prior written consent. If these shareholders receive any income, profit distribution or dividend, except as otherwise determined by us, they must promptly transfer or pay such income, profit distribution or dividend to us or any other person designated by us as service fees to the extent permitted under applicable PRC laws. If the shareholders of the VIEs breach the relevant covenants, we may need to resort to legal proceedings to enforce the terms of the contractual arrangements. Any such legal proceedings may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such legal proceedings is uncertain.

The ultimate beneficial shareholders of the VIEs may have conflicts of interest with us, which may materially and adversely affect our business.

The equity interest in the VIEs is ultimately beneficially held by certain of our directors, indirect shareholders, employees of these indirect shareholders and other individuals. However, these ultimate beneficial shareholders may have potential conflicts of interest with us. They may breach, or cause the VIEs to breach, the contractual arrangements. We cannot assure you that when conflicts arise, the ultimate beneficial shareholders of the VIEs will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Currently, we do not have arrangements to address potential conflicts of interest between shareholders of the VIEs may encounter, on the one hand, and beneficial owners of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive equity purchase option agreements to cause them to transfer all of their equity ownership in the VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of the VIEs as provided under the power of attorney agreements, directly appoint new directors of the VIEs. We rely on the shareholders of the VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We conduct our business operations in the PRC through the VIEs and their subsidiaries by way of our contractual arrangements, but certain of the terms of our contractual arrangements may not be enforceable under PRC laws.

All the agreements that constitute our contractual arrangements with the VIEs, their respective subsidiaries and shareholders are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC laws, and disputes would be resolved in accordance with PRC legal procedures. There remain uncertainties under PRC laws and regulations with respect to the enforceability of our contractual arrangements. If we are unable to enforce the contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing them, it would be very difficult to exert effective control over the VIEs and their subsidiaries, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected.

The contractual arrangements contain provisions to the effect that the arbitral body specified in them may award remedies over the equity interest, assets or properties of the VIEs, their subsidiaries, and/or shareholders; provide compulsory relief (for example, for the conduct of business or to compel the transfer of assets); or order the winding-up of the VIEs, their subsidiaries, and/or shareholders. These agreements also contain provisions to the effect that courts of competent jurisdiction are empowered to grant interim relief to a party when requested, for the purpose of preserving the assets and properties, or grant enforcement measures, subject to the requirements under PRC laws. However, under PRC laws, these terms may not be enforceable. Under PRC laws, an arbitral body does not have the power to grant injunctive relief or to issue a provisional or final liquidation order for the purpose of protecting the assets of or equity interest in the VIEs in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as the United States and the Cayman Islands may not be recognizable or enforceable in the PRC. PRC laws may allow the arbitral body to grant an award of transfer of assets of or equity interests in the VIEs in favor of an aggrieved party.

Furthermore, the contractual arrangements provide that (i) in the event of a mandatory liquidation required by PRC laws, the VIEs will sell all of their assets to the extent permitted by PRC law to Shenzhen OneConnect Technology or Zhang Tong Shun, respectively, or the entity designated by them, at the lowest price permitted under applicable PRC laws; and (ii) the VIEs or their respective shareholders will pay to Shenzhen OneConnect Technology or Zhang Tong Shun, or the entity designated by them any payments they receive from such transaction, and any profits arising from such a transaction shall be paid to Shenzhen OneConnect Technology or Zhang Tong Shun, or the entity designated by them in satisfaction of the service fees under the exclusive business cooperation agreements. These provisions may not be enforceable under PRC laws in the event of a mandatory liquidation required by PRC laws or bankruptcy liquidation.

Therefore, in the event of a breach of any agreements constituting the contractual arrangements by the VIEs, their respective subsidiaries and/or shareholders, we may not be able to exert effective control over the VIEs due to the inability to enforce the contractual arrangements, which could materially and adversely affect our ability to conduct our business.

In addition, Shenzhen E-Commerce Certification Co., Ltd. and Shenzhen Electronic Certification Center Co., Ltd., or the Shenzhen CA Minority Shareholders, which collectively hold approximately 0.1% equity interest in Shenzhen CA, are not parties to the contractual arrangements with Zhang Tong Shun. Although the Shenzhen CA Minority Shareholders have issued a written confirmation in which, among others, they acknowledged and consented to the execution of the contractual arrangements of Shenzhen CA and undertook to provide necessary cooperation, there can be no assurance that the Shenzhen CA Minority Shareholders, as the state controlled companies, have all requisite power and authority to make such confirmation or consent or they will be able to perform their obligations under such confirmation. If the relevant authority deems the confirmation or consent invalid or challenges the enforceability of such confirmation or consent, or if the Shenzhen CA Minority Shareholders fail to obtain all requisite power and authority or fail to perform their obligations, we may not be able to enforce the contractual arrangements, which could adversely affect our ability to conduct our business.

If we exercise the option to acquire equity interest and assets of the VIEs, this equity interest or asset transfer may subject us to certain limitations and substantial costs.

Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, promulgated by the State Council in December 2001, as amended in February 2016, foreign investors are not allowed to hold more than 50% of the equity interest of any company providing value-added telecommunications services. In addition, the main foreign investor who invests in a value-added telecommunications business in the PRC must have prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas, or the Qualification Requirements. On April 7, 2022, the State Council issued the Decision to Amend and Abolish Certain Administrative Regulations, which made amendments to the FITE Regulations. Pursuant to the amended FITE Regulations which took effect on May 1, 2022, the Qualification Requirements were removed. However, as of the date of this annual report, further implementation regulations or administrative guidelines in relation to the amended FITE Regulations have not yet been promulgated by the relevant PRC regulatory authorities. If PRC laws change to allow foreign investors to invest in value-added telecommunications enterprises in the PRC, we may be unable to unwind our contractual arrangements with Shenzhen OneConnect and other VIEs, its subsidiaries and shareholders or if we unwind the contractual arrangements before we are able to comply with the relevant regulatory requirements, we may be ineligible to operate our value-added telecommunication enterprises and may be forced to suspend operations, which could materially and adversely affect our business, financial condition and results of operations.

Pursuant to the contractual arrangements, Shenzhen OneConnect Technology, Zhang Tong Shun, or their designated person(s) has the irrevocable and exclusive right to purchase all or any part of the relevant equity interest in the VIEs from the VIEs’ shareholders at any time and from time to time in their absolute discretion to the extent permitted by PRC laws. The consideration Shenzhen OneConnect Technology or Zhang Tong Shun pays for such purchases will be the higher of a nominal price and the lowest price as permitted under applicable PRC laws.

This equity transfer may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as MOFCOM, the MIIT, the SCA, the State Administration for Market Regulation, or the SAMR, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. The equity transfer price to be received by the VIEs under the contractual arrangements may also be subject to enterprise income tax, and these amounts could be substantial.

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

Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council.” Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard contractual arrangements as a form of foreign investment. If this happens, it is uncertain whether our contractual arrangements with the VIEs, their respective subsidiaries and shareholders would be recognized as foreign investment, or whether our contractual arrangements would be deemed to be in violation of the foreign investment access requirements. As well as the uncertainty on how our contractual arrangements will be handled, there is substantial uncertainty regarding the interpretation and the implementation of the Foreign Investment Law. There remains uncertainties regarding how the relevant government authorities interpret the law. Therefore, there is no guarantee that our contractual arrangements, the business of the VIEs and our financial conditions will not be materially and adversely affected.

Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC regulatory authority that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, the business, financial condition, and results of operations of the VIEs and our company as a group. Depending on future developments under the new Foreign Investment Law, we could be required to unwind the contractual arrangements and/or dispose of the VIEs, which would have a material and adverse effect on our business, financial conditions and result of operations. If our company no longer has a sustainable business after an unwinding or disposal or when such requirements are not complied with, the U.S. Securities and Exchange Commission, or the SEC, and/or NYSE may take enforcement actions against us, which may have a material adverse effect on the trading of our ADSs or even result in delisting our company.

There may be a potential impact to our company if our contractual arrangements with the VIEs, their respective subsidiaries and shareholders are not treated as domestic investment.

If the operation of our businesses conducted through the VIEs is subject to any restrictions pursuant to the 2021 Negative List or any successor regulations, and the contractual arrangements are not treated as domestic investment, the contractual arrangements may be regarded as invalid and illegal. If this were to occur, we would not be able to operate the relevant businesses through the contractual arrangements and would lose our rights to receive the economic benefits of the VIEs. As a result, we would no longer consolidate the financial results of the VIEs into our financial results and we would have to derecognize their assets and liabilities according to the relevant accounting standards. If we do not receive any compensation, we would recognize an investment loss as a result of such derecognition.

Our contractual arrangements may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The Enterprise Income Tax Law, or the EIT Law, requires every enterprise in China to submit its annual enterprise income tax return, together with a report on transactions with its related parties, to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries and the VIEs do not represent an arm’s-length price and adjust the VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the VIEs, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our PRC controlled structured entities for under-paid taxes. Our results of operations may be materially and adversely affected if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.

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

The Chinese regulators have oversight over our business and may influence our operations as they deem appropriate to further economic, regulatory, political and societal goals. The Chinese regulators has recently published new policies that affected our industry, which may adversely affect our business, financial condition and results of operations. Furthermore, the PRC regulatory authority has also recently published new regulations and guidance to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the Chinese regulators, could significantly limit or completely hinder our ability to offer or continue to offer ADSs and ordinary shares to our investors, and could cause the value of our ADSs and ordinary shares to significantly decline or become worthless.

Our financial condition and results of operations may also be adversely affected by the uncertainties of the regulations with respect to capital investments, tax and interest rate. In July 2021, the Chinese regulators provided new guidance on China-based companies raising capital outside of China, including through arrangements called variable interest entities. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, as well as the relationship between the United States and certain Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. Any adverse changes in economic conditions in China and Hong Kong could have a material adverse effect on the overall economic growth of China and Hong Kong. Such developments could adversely affect our business and operating results, leading to reduction in demand for our services and solutions and adversely affect our competitive position. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China and Hong Kong could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations.

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

Furthermore, there have been heightened tensions in the economic and political relations between the United States and Hong Kong. On June 30, 2020, the Standing Committee of the PRC National People’s Congress issued the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (HKSAR). This law defines the duties and government bodies of the HKSAR for safeguarding national security and four categories of offences—secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security—and their corresponding penalties. On July 14, 2020, U.S. former President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions such as those provided in the HKAA is in practice discretionary and highly political, especially in a relationship as extensive and complex as that between the United States and China. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of Sino-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our ordinary shares and ADSs could be adversely affected.

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

Developments in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

Most of our operations are conducted in the PRC through our PRC subsidiaries and VIEs, and are governed by PRC laws, rules and regulations. The PRC legal system is based on written statutes. It is a system in which prior court decisions have limited value as precedents. Our PRC subsidiaries and the VIEs are subject to various PRC laws and regulations generally applicable to companies in China. However, these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve.

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

From time to time, we may have to rely on administrative and court proceedings to enforce our legal rights. However, since the PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, these types of uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China, could materially and adversely affect our business and impede our ability to continue our operations, and may further affect the legal remedies and protections available to investors, which may, in turn, adversely affect the value of your investment.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC regulatory authority extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

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

In addition, on February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day, aiming at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. The Guideline intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related merchants and service providers on online platforms, i.e. unfairly locking in exclusive agreements with merchants and targeting specific customers with unreasonable big-data driven tailored pricing through their online behavior to eliminate or limit market competition. As of the date of this annual report, we have not been subject to any regulatory actions or investigations in connection with anti-monopoly. However, as the Guideline is newly enacted, there remains uncertainties as to how the Guideline will be implemented, and we cannot assure you that the regulatory authorities will not take an opposite opinion. Any failure or perceived failure by us to comply with the Guideline and other anti-monopoly laws and regulations may result in regulatory investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies, including those relating to the internet industry, have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of our company. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or that we will be able to maintain or update our existing licenses or obtain new ones. If the PRC regulatory authority considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it may levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions may have a material adverse effect on our business and results of operations.

The approval of, filing with, or consent from, the CSRC, CAC or other PRC regulatory authorities may be required in connection with our offshore listing under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. There remains uncertainties with respect to the interpretation and application of the regulations, and our future offshore offerings may ultimately require approval of the CSRC or other PRC regulatory authorities. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our future offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines, rectification, suspension of operations, revocation of qualification or business license and other penalties, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC regulatory authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on offshore listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based offshore-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. On February 17, 2023, the CSRC released the Overseas Listing Filing Rules, effective March 31, 2023. The Overseas Listing Filing Rules establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Overseas Listing Filing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. According to the Overseas Listing Filing Rules, companies that have already offered shares or been listed overseas prior to the implementation of such new regulations qualify as “Stock Enterprises”, and Stock Enterprises are not required to apply for the filing immediately until a subsequent re-financing event occurs. However, the Overseas Listing Filing Rules, among others, require the issuer or its main operational entity in the PRC to file with the CSRC for its follow-on securities offerings in the same offshore market within three business days after the completion of such offerings, and file with the CSRC for its offerings or listing in offshore stock market other than the stock market of its initial public offering or listing within three business days after the submission of offering application outside mainland China. Furthermore, a listed company should report material events to the CSRC within three business days after the occurrence and announcement of certain events, including, among others, the change of control, investigation or penalties imposed by relevant authorities, the change of listing status or the transfer of listing board. Failure to comply with the filing or reporting requirements for any of our subsequent offering, listing or any other capital raising activities may result in administrative penalties, such as order to rectify, warnings, fines and other penalties on us, our direct or indirect shareholders and our management. Given the uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, or at all. Nor can we assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us.

On November 14, 2021, the CAC published the Draft Administration Regulations on Cyber Data Security, which reiterates that a cybersecurity review will be imposed on the data processor who process personal information of one million or more users and apply for foreign listing. As advised by our PRC legal counsel, the Draft Administration Regulations on Cyber Data Security were released for public comment only, and their provisions and anticipated adoption or effective date may be subject to change and thus their interpretation and implementation remain substantially uncertain. On December 28, 2021, the CAC, jointly with other 12 regulatory authorities, promulgated the revised Measures for Cybersecurity Review, which among others, stipulate that an online platform operator with personal information of over one million users that intends to apply for foreign listing must be subject to the cybersecurity review. There remains uncertainties on whether the relevant requirements will be applicable to companies that have been listed in the United States and on the Hong Kong Stock Exchange. We cannot predict the impact of the Measures for Cybersecurity Review and the Draft Administration Regulations on Cyber Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

In addition, if we become subject to cybersecurity inspection and/or review by the CAC or other PRC authorities or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to significant fines or other penalties, which could materially and adversely affect our business, financial condition and results of operations. Any actions by the PRC regulatory authority to exert more oversight and control over offerings that are conducted offshore and/or foreign investment in companies having operations in China, such as us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless.

If it is determined in the future that approval from the CSRC, CAC or other regulatory authorities or other procedures are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC, CAC or other PRC regulatory authorities for failure to seek approval for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ordinary shares and ADSs. The CSRC, CAC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, CAC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the ordinary shares and ADSs. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC regulatory authorities.

We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules (collectively “EIT Law”), an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to enterprise income tax on its global income at the rate of 25%. The related implementation rules define the term “de facto management body” as the body that exercises full and substantial control over, and overall management of, the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation, or the SAT, issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore-incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China. It will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains uncertainties how the tax residency rule would apply in our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we are also subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid by us and gains realized on the sale or other disposition of our ordinary shares or ADSs may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends and gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company, including the holders of our ADSs, would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ordinary shares and ADSs.

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

In response to the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China, or the PBOC, and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures over recent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC regulatory authority may continue to strengthen its capital controls and our PRC subsidiary’s dividends and other distributions may be subjected to tighter scrutiny. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory authorities in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions, have established complex procedures and requirements that restrict merger and acquisition activities by foreign investors. For example, an overseas company established or controlled by PRC enterprises or residents needs to obtain approval from MOFCOM before it acquires an affiliated domestic company. Moreover, the Anti- Monopoly Law requires that the anti-monopoly enforcement authority be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines on Platform Economy, which specifically requests operators to report to the anti-monopoly enforcement authority prior to undertaking any concentration in the  field  of  platform economics. In April 2021, the SAMR, together with certain other PRC regulatory authorities convened  an  administrative  guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to strictly comply with relevant  laws  and regulations and be subject to public supervision. In addition, many internet companies are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR has stated it will organize and conduct inspections on the companies’ rectification results. If any of these companies are found to conduct illegal activities, more severe penalties are expected to be imposed on them in accordance with the laws. As the Anti-Monopoly Guidelines for Internet Platforms was newly promulgated, we are unable to estimate its specific impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. On August 17, 2021, the SAMR published the Provisions on Banning Unfair Competition Acts on the Internet (Revised Draft for Comments), which emphasizes that operators should not use data, algorithms or other technical information or means to influence users’ choices, hijack traffic or disrupt the operations of website products and services provided by other operators. As this regulation was recently promulgated and has not yet taken effect, we are currently unable to estimate its specific impact on our business, results of operations and prospects. Any failure or perceived failure by us to comply such regulations and authorities’ requirements may result in regulatory investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The Provisions on Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by MOFCOM in August 2011, which became effective in September 2011, specify that certain mergers and acquisitions by foreign investors, for example those that raise “national defense and security” concerns or through which foreign investors may acquire de facto control over domestic enterprises and therefore raise “national security” concerns, are subject to its review. Furthermore, the Measures for the Security Review of Foreign Investment, or the Measures, which was jointly released by the NDRC and the MOFCOM and became effective on January 18, 2021, clarify the authority and procedures for the national security review. According the Measures, foreign investors or their related parties in China, who engage in any foreign investment with national security concerns, shall make applications to the relevant office in advance for national security review. Those rules prohibit any activities attempting to bypass security review, for example by structuring a transaction through a proxy or contractual control arrangements. We may grow our business by acquiring other  financial  technology service providers. Complying with the requirements of the regulations described above and other relevant rules to complete these transactions could be time-consuming, and any required approval or filing processes, including obtaining approval from or filing with MOFCOM or its local counterparts and obtaining approval from or reporting to the anti-monopoly enforcement authority, may delay or inhibit our ability to complete these transactions, which could affect our ability to expand our business or maintain our market share. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merger or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by MOFCOM. The application and interpretations of M&A Rules are still uncertain, and there is possibility that the relevant PRC regulators may promulgate new rules or explanations requiring that we obtain approval of MOFCOM for our completed or ongoing mergers and acquisitions. There is no assurance that we can obtain MOFCOM approval for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such MOFCOM approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares and ADSs.

The conversion of RMB into foreign currencies, including Hong Kong dollars and U.S. dollars, is based on rates set by the People’s Bank of China. The value of the Renminbi against the U.S. dollar, Hong Kong dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by relevant foreign exchange policies. It is difficult to predict how market forces or regulatory policies may impact the exchange rate between the RMB and the Hong Kong dollars, the U.S. dollar or other currencies in the future. We cannot assure you that RMB will not appreciate or depreciate significantly in value against the Hong Kong dollars and the U.S. dollar in the future. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC regulatory authority may announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar or Hong Kong dollar in the future. It is also difficult to predict how market forces or PRC or U.S. regulatory policies may affect the exchange rate between the Renminbi and the U.S. dollar in the future.

Substantially all of our revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars or Hong Kong dollars we receive from our public offerings or other capital markets transactions or borrowings outside China into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars or Hong Kong dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or Hong Kong dollars against the Renminbi would have a negative effect on the U.S. dollar or Hong Kong dollars amount available to us.

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

The PRC regulatory authority’s oversight over foreign currency conversion may limit our foreign exchange transactions, including dividend payments on our ordinary shares and ADSs.

The PRC regulatory authority has oversight over the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments indirectly from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation. However, approval from or registration with appropriate regulatory authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies.

In light of strong capital outflows from China in 2016, the PRC regulatory authority has imposed more restrictive foreign exchange policies and stepped up its scrutiny of major outbound capital movements. More restrictions and substantial vetting processes have been put in place by SAFE to regulate cross-border capital account transactions. The PRC regulatory authority may further restrict access to foreign currencies in the future for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares and ADSs.

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

PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our public offerings to make loans or additional capital contributions to our subsidiaries and the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries or VIEs, either as a loan or as an increase in registered capital, are subject to approval by or registration with the relevant regulatory authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the approval of MOFCOM or its local branch, or reporting to the SAMR or its local competent branch, and registration with other regulatory authorities in China. In addition, (i) any foreign loan procured by our PRC subsidiaries or VIEs is required to be registered with SAFE, or its local branches, and (ii) each of our PRC subsidiaries may not procure loans that exceed the difference between its registered capital and its total investment amount or twice of the amount of its respective net assets. Any medium or long-term loan to be provided by us to the VIEs must be recorded and registered by the National Development and Reform Committee, or the NDRC, and SAFE or its local branches. We may not be able to complete these recordings or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us directly to our PRC subsidiaries. If we fail to complete these recordings, filings or registrations, our ability to use the proceeds of our public offerings and to capitalize our PRC subsidiaries may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or in respect of the sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Under Circular 698 and Public Notice 7, our company and our other non-resident enterprises may be subject to filing or tax obligations if they are transferors in such transactions, and may be subject to withholding obligations if they are transferees in such transactions. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 698 and Public Notice 7. The PRC tax authorities have the discretion under Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 698 and Public Notice 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We have made acquisitions in the past and may conduct acquisitions in the future. We cannot assure you that the PRC tax authorities will not adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ordinary shares and ADSs.

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

Although substantially all of our business operations are in China, it is unclear whether the dividends we pay with respect to our ordinary shares or ADSs, or the gains realized from the transfer of our  ordinary shares or ADSs, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our  ordinary shares and ADSs or on dividends paid to our non-resident investors, the value of your investment in our ordinary shares and ADSs may be materially and adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under these tax treaties or arrangements.

In addition, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and China, or the Double Tax Avoidance Treaty issued on August 21, 2006 by the SAT, and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the Notice on Tax Treaties, issued on February 20, 2009 by the SAT, if a Hong Kong resident enterprise owns more than 25% of the equity interest of a PRC company at all times during the twelve-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on such dividend is reduced to 5%, provided that certain other conditions and requirements under the Double Tax Avoidance Treaty, its protocols and other applicable PRC laws are satisfied at the discretion of the relevant PRC tax authority. However, based on the Notice on Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment. Based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or Circular 9, issued on February 3, 2018 by the SAT and effective on April 1, 2018, when determining the applicant’s status as a “beneficial owner” for purpose of tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. If our Hong Kong subsidiaries are determined by PRC regulatory authorities as receiving benefits from reduced income tax rates due to a structure or arrangement that is primarily tax-driven, the dividends paid by our PRC subsidiaries to our Hong Kong subsidiaries will be taxed at a higher rate, which will have a material adverse effect on our financial and operational conditions.

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

We are committed to complying with and to ensuring that our shareholders who are subject to these regulations will comply with the relevant SAFE rules and regulations. However, due to the uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. In addition, we may not always be able to compel them to comply with SAFE Circular 37 or other related regulations. We cannot assure you that SAFE or its local branches will not release explicit requirements or interpret the relevant PRC laws and regulations otherwise. As of May 31, 2019, Wenwei Dou, Wenjun Wang, Jie Li and Liang Xu, who are indirect shareholders of ours, who are PRC citizens, had completed their registration under SAFE Circular 37. However, we may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules in a timely manner.

Because there is uncertainty concerning the reconciliation of these foreign exchange regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant regulatory authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the relevant PRC overseas investment regulations.

On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments, or NDRC Order No. 11, which took effect as of March 1, 2018. According to NDRC Order No. 11, non-sensitive overseas investment projects are subject to record-filing requirements with the local branch of the NDRC. On September 6, 2014, MOFCOM promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries are subject to record-filing requirements with a local MOFCOM branch. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by SAFE on July 13, 2009 and took effect on August 1, 2009, PRC enterprises must register for overseas direct investment with a local SAFE branch.

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

The SAT has also issued rules and regulations concerning employee share incentives. Under these rules and regulations, our employees working in the PRC will be subject to PRC individual income tax upon exercise of the share options and/or grant of the restricted shares. Our PRC subsidiaries have obligations to file documents with respect to the granted share options and/or restricted shares with relevant tax authorities and to withhold individual income taxes for their employees upon exercise of the share options and/or grant of the restricted shares. If our employees fail to pay or we fail to withhold their individual income taxes according to relevant rules and regulations, we may face sanctions imposed by the competent regulatory authorities.

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

In addition, under PRC laws, all lease agreements must be registered with the local housing authorities. As of the date of this annual report, all landlords of the premises we lease had completed their registration of ownership rights or the registration of our leases. Pursuant to relevant PRC laws and regulations, failure to complete these registrations may expose us to potential monetary fines ranging from RMB1,000 to RMB10,000 per lease, and therefore the total maximum potential penalty may be RMB280,000.

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

Our contributions for some of our employees to the social insurance and housing funds may not have been in compliance with relevant PRC laws and regulations. For example, we have not registered with the relevant regulatory authority to make social insurance and housing funds contributions, and we have engaged third-party human resources agencies to pay on our behalf for some of our employees.

If a relevant employee lodges a complaint before the relevant labor authorities or the relevant authorities conduct investigation on us, we may be required to complete relevant registrations, pay the amount in arrears in full and pay late payment fees, and if we fail to do so in a timely manner, we may face penalties. Furthermore, relevant regulatory authority may not recognize the social insurance and housing funds contributions that were paid by third parties on our behalf. If this happens, we may be required to make addition payments or repay these contributions.

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

As the interpretation and implementation of labor laws and regulations are still evolving, we cannot assure you that our employment practice policy would at all times be deemed as in full compliance with labor-related laws and regulations in the PRC, which might subject us to labor disputes or regulatory investigations, which might adversely affect our financial condition and operation.

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

A judgment of a court of another jurisdiction may be reciprocally recognized or enforced if the jurisdiction has a treaty with China or if judgments of the PRC courts have been recognized before in that jurisdiction, subject to the satisfaction of other requirements. However, China does not have treaties providing for the reciprocal enforcement of judgments of courts with the United States. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or other courts outside China. In addition, the SEC, the U.S. Department of Justice and other U.S. or foreign authorities may also have difficulties in bringing and enforcing actions, conducting investigations or collecting evidence against us or our directors or executive officers in China. For example, under the newly amended Securities Law of the PRC, which became effective on March 1, 2020, overseas securities regulatory authorities are prohibited from conducting direct investigations or evidence collection activities within the territories of the PRC, and Chinese entities and individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. Uncertainty remains with respect to how this regulation will be interpreted, implemented or applied by the CSRC or other relevant government authorities. On February 24, 2023, the CSRC, jointly with other relevant regulatory authorities, promulgated the revised Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, effective on March 31, 2023. According to the Confidentiality and Archives Management Provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent regulatory authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving regulatory authority. Furthermore, the Confidentiality and Archives Management Provisions also provides that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. Since the Confidentiality and Archives Management Provisions was promulgated recently, substantial uncertainties still exist with respect to the interpretation and implementation of such provisions and how they will affect us. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in China.

Recent litigation and negative publicity surrounding China-based companies listed in the United States, including us, may result in increased regulatory scrutiny of us and negatively impact the trading price of the ordinary shares and ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices for these companies. Various equity-focus research organizations have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. We have been and may continue to become the target of various allegations or complaints. As disclosed in the press release issued by us on August 31, 2021, we were target of an anonymous whistleblower complaint containing multiple allegations against us, which among others, include an allegation that our audited financial statements contain material misstatements. Our audit committee immediately took action by initiating an internal investigation of the allegations. Though our audit committee has concluded that the findings from the internal investigation do not substantiate the allegations as disclosed in the press release issued by us on November 15, 2021, the complaint diverted our management’s time and resources. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ordinary shares and ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

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

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries, the VIEs, and their subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries, the VIEs, and their subsidiaries. There is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries, the VIEs, or their subsidiaries, we or our PRC subsidiaries, the VIEs, and their subsidiaries would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

If the PCAOB is unable to inspect our auditors as required under the HFCA Act, the SEC will prohibit the trading of our ADSs, which may materially and adversely affect the value of your investment.

The HFCA Act was enacted into law on December 18, 2020. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years (beginning with those we filed in 2022), the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including the NYSE, or in the over-the-counter trading market in the U.S. Each chamber of the U.S. On December 29, 2022, the AHFCA Act was signed into law by the U.S. president as part of the fiscal year 2023 omnibus spending legislation, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. As a result, the risk has been heightened. The process for implementing trading prohibitions pursuant to the HFCA Act will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a non-U.S. government. The first such list was announced by the PCAOB on December 16, 2021, and our auditor was included on that list.

The SEC reviews annual reports filed with it to determine if the auditor used for such reports was so identified by the PCAOB, and such issuers are designated as “Commission Identified Issuers” on a list to be published by the SEC. If an issuer is a Commission Identified Issuer for two consecutive years (which will be determined after the second such consecutive annual report), the SEC will issue an order that will implement the trading prohibitions described above. We were conclusively identified as a “Commission-Identified Issuer” under the HFCA Act on May 4, 2022 in respect of our Annual Report for 2021 on Form 20-F filed on March 31, 2022. If our ADSs are subject to a trading prohibition under the HFCA Act, the price of our ADSs may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price. If our listing in Hong Kong cannot provide sufficient liquidity or if we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our ADSs when you wish to do so. Furthermore, even if we are able to maintain a listing or our ordinary shares on the Hong Kong Stock Exchange or another non-U.S. exchange, investors owning our ADSs may have to take additional steps to engage in transactions on that exchange, including converting ADSs into ordinary shares and establishing non-U.S. brokerage accounts.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking a first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced its determination that it has been able to inspect and investigate audit firms in mainland China and Hong Kong completely for purposes of the HFCA Act, and the PCAOB vacated its December 16, 2021 determinations. Based on this announcement, we do not expect to be a Commission-Identified Issuer in respect of our annual report for 2022 on Form 20-F to be filed in 2023. However, the PCAOB stated that should PRC authorities obstruct the PCAOB’s ability to inspect or investigate completely in any way and at any point in the future, the PCAOB Board will act immediately to consider the need to issue new determinations consistent with the HFCA Act. While we currently do not expect the HFCA Act or the HFCA Act to prevent us from maintaining the trading of our ADSs in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese regulators that could affect our listing status in the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Our ADSs and Ordinary Shares

Our ADSs may be delisted if the trading prices of our ADSs fail to comply with the minimum price requirement of NYSE.

On October 6, 2022, we received a NYSE letter notifying us that the trading prices of our ADSs had fallen below the NYSE’s price criteria for continued listing standard of a minimum average closing price of $1.00 over a consecutive 30 trading-day period.

Pursuant to NYSE rule 802.01C, once notified, an issuer must bring its share price and average share price back above $1.00 by six months following receipt of the notice, failing which the issuer may be subject to suspension and delisting procedures. An issuer can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period we have a closing share price of at least US$1.00 per ADS and an average closing share price of at least US$1.00 per ADS over the 30 trading-day period ending on the last trading day of that month..

On January 3, 2023, we received a letter from the NYSE confirming that we had regained compliance with the NYSE’s continued listing standards after the average closing price for our ADSs for the consecutive 30-trading-day period ended December 30, 2022 exceeded $1.00. However, there can be no assurance that we will be successful in maintaining compliance and our securities will remain listed on the NYSE. The delisting of our ADSs by NYSE would have material negative impacts on the liquidity of our securities and our ability to raise future capital.

The trading price of our ADSs has been and may continue to be, and the trading price of our ordinary shares may be, volatile, which could result in substantial losses to investors.

Since our ADSs became listed on the NYSE on December 13, 2019 to the date of this annual report, the trading price of our ADSs has ranged from US$0.47 to US$28.80 per ADS (trading price presented here reflected actual trading price, without retrospectively applied ratio change). Since our ordinary shares became listed on the Hong Kong Stock Exchange on July 4, 2022 to the date of this annual report, the trading price of our ordinary shares has ranged from HK$1.38 to HK$7.40 per ordinary share. The trading price of our ordinary shares and ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong or the United States. A number of Chinese companies have listed or are in the process of listing their securities on Hong Kong or U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in Hong Kong or the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The trading price of our ordinary shares, likewise, can be volatile for similar or different reasons.

In addition to market and industry factors, the price and trading volume for our ordinary shares and ADSs may be highly volatile for factors specific to our own operations, including the following:

●	macro-economic conditions in China;
●	variations in our revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our services or our industry;
●	additions or departures of key personnel;

●	allegations of a lack of effective internal control over financial reporting, inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares or ADSs will trade.

Shareholders of public companies in the U.S. have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in such a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares or ADSs, the market price for our ordinary shares or ADSs and their trading volume could decline.

The trading market for our ordinary shares and ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ordinary shares and ADSs, the market price for our ordinary shares and ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares and ADSs to decline.

The sale or availability for sale of substantial amounts of our ordinary shares or ADSs could adversely affect their market price.

Sales of our ordinary shares or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares or ADSs to decline. As of March 31, 2023, we had 1,169,980,653 ordinary shares issued and outstanding including 81,307,530 ordinary shares represented by ADSs. Our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining outstanding ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 under the Securities Act. Our principal shareholders have entered into lock-up undertaking pursuant to Rule 10.07 of the Hong Kong Listing Rules in relation to our listing in Hong Kong. Our principal shareholders may sell shares of us after the expiry of such lock-up undertaking. We cannot predict what effect, if any, market sales of securities held by our principal shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares and ADSs.

We adopted a Stock Incentive Plan in November 2017, which was amended and restated from time to time, under which we have the discretion to grant options, performance share units or other share-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Management—Share Incentive Plan.” We have registered under the Securities Act all ordinary shares that we may issue under this Stock Incentive Plan and these ordinary shares can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates. If we or our existing shareholders sell, or are perceived as intending to sell a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ordinary shares or ADSs and impede our ability to raise future capital. Any sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. In addition, any ordinary shares that we issue under our Stock Incentive Plan would dilute the percentage ownership held by public investors.

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

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs and ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares and ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares and ADSs will likely depend entirely upon any future price appreciation of our ordinary shares and ADSs. There is no guarantee that our ordinary shares and ADSs will appreciate in value or even maintain the price at which you purchased the ordinary shares or ADSs. You may not realize a return on your investment in our ordinary shares and ADSs and you may even lose your entire investment in our ordinary shares and ADSs.

Our directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Certain of our existing shareholders hold a substantial number of our shares. As of March 31, 2023, Rong Chang, Sen Rong and Bo Yu Limited each held 32.9%, 16.1% and 32.1% of our ordinary shares, based on the number of shares reported in their respective beneficial ownership filings. These shareholders, and our directors and officers have, and will continue to have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions.

In addition, our directors, officers, and principal shareholders may take actions that are not in the best interest of us or our other shareholders. The concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ordinary shares or ADSs. These actions may be taken even if they are opposed by shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of our ordinary shares or ADSs due to investors’ perception that conflicts of interest may exist or arise.

Our Memorandum and Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our Memorandum and Articles of Association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares or ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

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

We are an exempted company with limited liability incorporated in the Cayman Islands, and conduct a substantial portion of our business and operations through our subsidiaries in China, the world’s largest emerging market. Our corporate affairs are governed by our Articles of Association and by the Cayman Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States and Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States and Hong Kong, and provides significantly less protection to investors. For example, shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than copies of our Memorandum and Articles of Association and register of mortgages and charges, and any special resolutions passed by our shareholders). Our shareholders will, however, have such rights as may be set out in our Articles of Association, including that any register of members of our Company held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Board may impose) be open to inspection by a shareholder without charge, provided that our Company be permitted to close the register in the circumstances set out in our Articles of Association. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States or the courts of Hong Kong. Furthermore, our Articles of Association are specific to us and include certain provisions that may be different from common practices in Hong Kong.

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

Your investment in our ordinary shares or ADSs may be impacted if we are encouraged to issue CDRs in the future.

PRC regulatory authorities have issued new rules that allow PRC technology companies listed outside China to list on the stock market through the creation of Chinese Depositary Receipts, or CDRs. However, as the CDR mechanism is newly established, there are substantial uncertainties in the interpretation and implementation of these rules. We might consider and be encouraged by the evolving PRC regulatory policies to issue CDRs and allow investors to trade our CDRs on PRC stock exchanges in the future. However, there are uncertainties as to whether a pursuit of CDRs in China would bring positive or negative impact on your investment in our ordinary shares or ADSs.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or regulatory body, or under any provision of the deposit agreement, or for any other reason.

Techniques employed by short sellers may drive down the market price of our ordinary shares or ADSs.

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

Holders of our ADSs will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. They will only be able to exercise the voting rights which attach to the underlying Shares which are represented by their ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, they may vote only by giving voting instructions to the depositary, as the holder of the underlying ordinary shares which are represented by their ADSs. Upon receipt of voting instructions of holders of ADSs, the depositary will endeavor to vote the underlying ordinary shares in accordance with their instructions in the event voting is by poll, and in accordance with instructions received from a majority of holders of ADSs who provide instructions in the event voting is by show of hands. The depositary will not join in demanding a vote by poll. Holders of ADSs will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our currently effective memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven (7) days. When a general meeting is convened, holders of ADSs may not receive sufficient advance notice to enable you to withdraw the underlying shares which are represented by their ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow them to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent holders of ADSs from withdrawing the underlying shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that holders of ADSs would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify holders of ADSs of the upcoming vote and to deliver our voting materials to them. We cannot assure holders of ADSs that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the underlying shares which are represented by their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out the voting instructions of holders of ADSs. This means that holders of ADSs may not be able to exercise their right to direct the voting of the underlying shares which are represented by their ADSs, and holders of ADSs may have no legal remedy if the underlying shares are not voted as they requested.

The rights of our ADS holders to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without their consent.

Under the deposit agreement, any action or proceeding against or involving the depositary brought by holders of ADSs, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby or by virtue of owning the ADSs (including any such action or proceeding that may arise under the Securities Act or Exchange Act) may only be instituted in a state or federal court in New York, New York, and holder of our ADSs, will have irrevocably waived any objection which they may have to the laying of venue of any such proceeding, and irrevocably submitted to the non-exclusive jurisdiction of such courts in any such action or proceeding. As a result, a holder of our ADSs may not initiate legal proceedings against or involving the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, in any jurisdictions outside of a state or federal court in New York, New York, while proceedings against holders of ADSs may be initiated in a state or federal court in New York, New York or other jurisdictions. In addition, the depositary may, in its sole discretion, require that any claim, dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement; provided however, to the extent there are specific federal securities law violation aspects to any claims brought by you against us and/or the depositary, the federal securities law violation aspects of such claims may, at the option of holders of ADSs, remain in state or federal court in New York, New York and all other aspects, claims, and/or proceedings brought by holders of ADSs against us and/or the depositary, including those brought along with, or in addition to, federal securities law violation claims, may still be referred to arbitration by the depositary in accordance with the deposit agreement. The arbitration provisions in the deposit agreement do not preclude holders of ADSs from pursuing claims under federal securities laws in federal courts. Also, we may amend or terminate the deposit agreement without the consent of holders of ADSs. If holders of ADSs continue to hold their ADSs after an amendment to the deposit agreement, they agree to be bound by the deposit agreement as amended.

The depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares underlying the ADSs if holders of these ADSs do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect the interests of the holders of our ordinary shares and ADSs.

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

The effect of this discretionary proxy is that if holders of ADSs do not vote at shareholders’ meetings, holder of ADSs cannot prevent our shares underlying the ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our shares are not subject to this discretionary proxy. In addition, in the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions received by the depositary from holders shall lapse.

Holders of ADSs may not receive dividends or other distributions on our shares and holders may not receive any value for them, if it is illegal or impractical to make them available to them.

The depositary of our ADSs has agreed to pay holder of our ADSs  the cash dividends or other distributions it or the custodian receives on shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of shares their ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that holders of ADSs may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to holders of ADSs. These restrictions may cause a material decline in the value of our ADSs.

The right of our ADS holders to participate in any future rights offerings may be limited, which may cause dilution to their holdings of our ADS.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to holders of ADSs in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to holders of ADSs unless both the rights and the underlying securities to be distributed to holders of ADSs are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, holders of ADSs may be unable to participate in our rights offerings in the future and may experience dilution in their holdings.

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

Exchange between our ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on NYSE. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our ordinary shares may deposit Shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the ordinary shares underlying the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of ordinary shares are deposited with the depositary in exchange for ADSs, or vice versa, the liquidity and trading prices of our ordinary shares on the Hong Kong Stock Exchange and our ADSs on the NYSE may be adversely affected.

The characteristics of the U.S. capital markets and the Hong Kong capital markets are different.

The NYSE and the Hong Kong Stock Exchange have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our ordinary shares and the ADSs representing them might not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to its home capital market could materially and adversely affect the price of the ordinary shares. Because of the different characteristics of the U.S. and Hong Kong equity markets, the historic market prices of the ADSs may not be indicative of the performance of our ordinary shares in the Hong Kong Stock Exchange, and vice versa.

The time required for the exchange between our ordinary shares and the ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of  ordinary shares into ADSs involves costs.

There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange on which the ADSs and our ordinary shares are respectively traded; furthermore, our equity trade in different forms on the two exchanges and these forms are not immediately fungible. Our ADSs are currently traded on the NYSE. Subject to compliance with U.S. securities laws and the terms of the deposit agreement, holders of our ordinary shares may deposit ordinary shares with the depositary in exchange for the issuance of the ADSs. Pursuant to the terms of the deposit agreement, a holder of ADSs may also withdraw the underlying ordinary shares represented by ADSs for trading on the Hong Kong Stock Exchange, subject to the holder making the necessary arrangement with broker dealers. In the event that a substantial number of ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our ordinary shares on the Hong Kong Stock Exchange and/or the ADSs on the NYSE may be adversely affected. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances, difficulties in making suitable arrangements with broker or dealers in the relevant jurisdictions or other factors may delay the deposit of ordinary shares in exchange for the ADSs or the withdrawal of ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any exchange for ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.

Furthermore, pursuant to the deposit agreement the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of  ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, shareholders who exchange Shares into ADSs, and vice versa, may not achieve the level of economic return the they may anticipate.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs following our listing of our ordinary shares on the Hong Kong Stock Exchange.

In connection with the Listing, we will establish a branch register of members in Hong Kong, or the Hong Kong Share Register. Our ordinary shares that are traded on the Hong Kong Stock Exchange, including those that may be converted from ADSs, will be registered on the Hong Kong Share Register, and the trading of these Shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty.

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller.

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their common shares, including common shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered common shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our ordinary shares and/or ADSs may be affected.

There can be no assurance that we will not be a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) the percentage of the value of its assets that is attributable to assets that produce or are held for the production of passive income (generally based on a quarterly average) is at least 50%. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

Based on our audited financial statements, the manner in which we conduct our business, relevant market data, the value and nature of our assets, and the sources and nature of our income, we do not believe we were a PFIC for our prior taxable year. Because the value of our assets generally is determined by reference to the price of our stock, the recent decline in the price of our stock has significantly increased the risk that we might be treated as a PFIC for our current taxable year. The final determination of whether we may be classified a PFIC for the current taxable year, however, will not be able to be made until after the end of the year and will depend on all of the relevant facts and circumstances available at that time, including the composition and value of our assets (as implied by our stock price) throughout the remainder of the year.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined below in “Item 10. Additional Information—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder.

U.S. Holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion below in “Item 10. Additional Information—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Our legal and commercial name is OneConnect Financial Technology Co., Ltd. Our principal executive offices are located at 10-14F, Block A, Platinum Towers, No.1 Tairan 7th Road, Futian District, Shenzhen, Guangdong, People’s Republic of China. Our telephone number at this address is +(852) 3757-9718. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is http://www.ocft.com. The information contained on our website is not a part of this annual report. SEC also maintains an internet site (http://www.sec.gov), which contains reports, proxy and information statements, and other information regarding us that file electronically with the SEC.

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

In June 2019, Shenzhen OneConnect Technology acquired an 80% equity interest in Beijing BER, which is a service provider specialized in scenario-based retail digital banking platform establishment and operation. As of the date of this annual report, we have completed the acquisition of the remaining equity interest in Beijing BER. The acquisition has enabled us to enlarge our customer base and enrich our business scenarios.

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

On July 4, 2022, our ordinary shares commenced trading on the Main Board of The Stock Exchange of Hong Kong Limited under the stock code “6638.”

B. Business Overview

We are a technology-as-a-service provider for the financial services industry in China with an expanding international presence. We provide software to various players in the financial services industry, and in return collect both upfront implementation and ongoing transaction-based fees. We provide software-based technology solutions to our financial institution customers that help them to expedite their digital transformation and ensure their sustainability. We believe that our “technology + business” model is our key competitive advantage and a driving force of how we win new business and engage with our customers. By integrating our extensive financial industry expertise with technology tailored to the industry’s needs, we simplify the digitalization process of our customers by not only providing proven solutions, but also enabling our financial institution customers to apply technologies in complex, industry-specific business scenarios. This approach enables our customers to improve efficiency, enhance service quality, reduce costs and mitigate risks. 100% of large and joint-stock banks, 98% of city commercial banks, 64% of property and casualty insurance companies and 49% of life insurance companies in China have used at least one of our products since our inception. In addition to financial institutions, our clients also include other service providers in the financial services industry.

Our integrated technology solutions span digital retail banking, digital commercial banking, and digital insurance segments with comprehensive solutions, encompassing sales management, risk management and operation support services within each segment. We have also built and operate a proprietary Gamma Platform, which is a technology infrastructural platform for financial institutions. With more than 1,200 modules and 5,500 application programming interfaces, or APIs, from IaaS to SaaS, our product and service offerings can be deployed either on an integrated basis to deliver full-stack end-to-end solutions or on an incremental basis to quickly respond to customer requirements.

Our emphasis on technology and innovation permeates all facets of our business. We were initially incubated within Ping An Group, which has historically been ahead of the curve globally in terms of technological innovation among financial service groups. Our technology has been internationally recognized, having cumulatively received 70 international awards for our technology as of December 31, 2022. Our 1,566 research and development-related employees, which are the driving force of our leading innovation, represented 55.3% of our total staff in 2022. We have been highly active in innovating across AI, cloud, secure infrastructure and other forms of technology.

Our business has grown rapidly since our establishment in December 2015. Our revenue increased by 8.0% from RMB4,132.4 million in 2021 to RMB4,464.0 million (US$647.2 million) in 2022. Our revenue from third-party customers increased by 6.5% from RMB1,387.6 million in 2021 to RMB1,477.9 million (US$214.3 million) in 2022. Our net loss decreased from RMB1,330.5 million in 2021 to RMB928.0 million (US$134.5 million) in 2022. Our net loss as a percentage of total revenue decreased from 32.2% in 2021 to 20.8% in 2022.

Value Proposition

Many financial institutions struggle to maintain a balance between topline growth and profitability. We directly address this financial institution pain point by providing solutions that allow our customers to improve efficiency, enhance service quality, reduce costs and mitigate risks.

●	Improve Efficiency: Our solutions enable financial institutions to understand their customer needs and tailor their sales efforts to improve productivity. For example, our AI-empowered sales force management tool enables financial institutions’ sales representatives to engage with their customers through social media, and to provide anytime-anywhere service with AI-assisted phone calls and text messages.
●	Enhance Service Quality: Our solutions help financial institutions significantly improve their services and consequently generate incremental revenue. For example, our AI-based intelligent fast claim solution allows insurers to inspect car accidents, identify potential fraud and determine damage amounts swiftly and accurately, which significantly accelerates claim processing.
●	Reduce Costs: Our solutions help financial institutions to apply automation and digitalization to reduce costs and optimize efficiency by eliminating manual operations. For example, we provide financial institutions with a chatbot application that can receive customer phone calls and respond to customer text messages in a human-like way. By applying this technology, our customers can more effectively deploy their valuable human resources.
●	Mitigate Risks: Our solutions enable financial institutions to automate their credit assessment process and more effectively manage risk. For example, our retail risk management solution provides financial institutions with tools to detect fraud, conduct credit analytics and assist in decision making, post-loan monitoring and collection.

Revenue Model

Our revenue model is primarily transaction-based, as we primarily charge our customers, which are primarily financial institutions but also include other participants in the financial services ecosystem, based on their usage of our software. For our transaction-based fees, we typically determine pricing based on factors such as usage levels, the type of transaction, and the type of software adopted by the customer. We use transaction-based pricing for transactions including loans processed, insurance claims made, and usage of risk management tools. We also include annual subscription fees for the use of our system as transaction-based revenue. Our transaction-based revenue model allows us to grow with our customers as their businesses increasingly utilize and benefit from our solutions. This mutually beneficial relationship further incentivizes us to create additional, more integrated solutions to fit our customers’ broader business needs, and ultimately forms highly resilient, long-term business partnerships. In 2021 and 2022, 81.4% and 78.3% of our revenue, respectively, was transaction-based revenue from our technology solutions. The remainder of our revenue is generated from implementation services, where we charge one-time upfront implementation fees upon completion of the installation of our solutions. We rely on these two revenue models across all of our service offerings.

Our relationship with a customer can include revenue generated under both of our revenue models. Taking our digital insurance solution as an example, at the beginning of our cooperation with an insurance company, we may charge that customer a one-time fee under our implementation services model for us to implement our solution for the customer and connect the customer to our service management platform. After this implementation, we charge the customer for ongoing services based on our transaction-based revenue model. These transaction-based fees can include both annual subscription fees for the use of our system and transaction volume-based services fees based on the volume and nature of service requests on our insurance system. Additionally, under our digital insurance solution, we also charge third-party service providers, such as providers of roadside assistance and auto parts sourcing services, volume-based commissions based on their transactions with our insurer customers that are facilitated through our service management platforms.

Our Solutions

Under our technology + business model, we integrate financial services expertise with technology to provide software to financial institutions. The technology solutions we provide to our financial institution customers help them to expedite their digital transformation and ensure their sustainability in a demanding market. We offer integrated solutions for the industry verticals of digital retail banking, digital commercial banking, and digital insurance segments. We have also built a Gamma Platform, which offers a toolbox of separate solution modules that provide technology infrastructure and basic underlying technologies that financial institutions can apply to back-office functions across their operations. Our solutions enable our customers’ digital transformations—which helps them improve efficiency, enhance service quality, reduce costs and mitigate risks. We assemble our solutions from our more than 1,200 modules and 5,500 APIs. Given this structure for assembling our solutions and our robust technology base, we can deploy solution offerings to our financial institution customers either on an integrated basis with comprehensive end-to-end solutions or on an incremental basis to respond quickly to specific customer requirements. Our large array of standardized modules and open APIs allow us to flexibly customize our solutions, quickly and efficiently fulfill customer needs, and reuse these components to achieve long-term cost benefits.

Starting from 2021, we upgraded our product structure from single-module products to offer more comprehensive and integrated solutions.

The research and development for our solutions is primarily done in-house by our research and development team. This includes the design of our software and the development of our core system, model, algorithm, and system logic. In deploying our products to customers, we generally conduct onsite deployment ourselves. For work that are labor intensive and less technologically demanding, such as front-end developing, we leverage products and onsite implementation services from external technology service providers. We are also responsible for operations and maintenance services, including software operations and maintenance such as ongoing software upgrades after implementation and ongoing day-to-day operations and maintenance services such as bug fixing and error correction.

Digital Retail Banking

Our integrated solutions for the digital retail banking segment enable banks to better serve their retail customers and better manage their retail banking business. For digital retail banking, we offer two integrated solutions: our intelligent operation solution, which helps banks to effectively manage their retail customer relationships and their sales and marketing efforts for retail customers, and our intelligent risk management solution, which helps banks better mitigate credit risks in their retail banking operations and reduce their costs through more accurate risk assessment and process automation.

Intelligent Operation

Our intelligent operation solution for retail banking includes the following offerings:

AI Banker App provides banks’ relationship managers with technology that supports them in managing their acquisition of retail customers and their relationships with retail customers. Banks’ relationship managers can use this app to effectively interact with customers anytime and anywhere through online and offline channels, including social media platforms, in-branch interactions and AI-assisted telephone communications. This app also assists bank managers in team building and management, allowing them to monitor the work of their relationship managers. Using this app, bank managers can organize daily meetings, set key performance indicator targets for their relationship managers, and track relationship managers’ performance.

Our intelligent operation solution also offers banks a retail banking operation management platform. Banks can easily incorporate this highly adaptable platform into their existing in-house systems to better monitor their retail banking business performance at the head office level, facilitate internal communications and improve marketing efficiency. The platform’s tools help banks distill the massive amounts of unstructured data that they accumulate from different departments, different branches, and different subsidiaries within their organizations to analyze their performance and monitor profitability. This platform’s central data collection and analysis capabilities allow banks to make more informed decisions and effectively conduct targeted marketing. Leveraging our big data capacity, this platform provides customer profiling and behavior-path analysis, and based on this analysis it provides banks with comprehensive guidance for product recommendations, activity planning, cross-marketing and scenario marketing. In addition, the platform also enables banks to track the performance and progress of their marketing campaigns.

Our wealth management platform provides banks with tools they can use to improve the efficiency of their wealth management business. This platform supports banks in launching their own customer-facing portals for online sales of an array of wealth management products. These portals are supported by our platform’s digital shelf management function, which helps banks in their product risk analysis, product description drafting and product marketing. These functions assist banks in filtering and recommending suitable wealth management products based on their end-customers’ profiles. The platform also helps managers in the banks’ wealth management business with customer acquisition, product sales and customer relationship management. For example, the platform’s intelligent chatbot can help wealth managers conduct know-your-customer procedures, provide portfolio and asset allocation recommendations and conduct sales and marketing—all of which promote their remote servicing capabilities and efficiency. Through this platform, banks can develop holistic wealth management capabilities to offer tailored services and product portfolios catered to their end-customers’ wealth management needs. By offering tailored support, this platform allows banks to serve a wide range of customers from mass-market customers to high-net worth private banking customers.

Our  customer  incentive  and  management  platform  helps banks set up their own customer reward portals and allows banks to design, launch and manage tailored reward programs and other benefit programs for their end-customers. These programs can be based on different real-life scenarios and user habits, which increases user stickiness and loyalty. As of December 31, 2022, this platform supported over 3,000 brands and over 820,000 SKUs—covering goods, coupons, complementary services and other types of rewards and benefits. Banks can select among these rewards and benefits in deciding what to offer through their own customer rewards portals. This platform also enables banks to conveniently generate reports with key indicators to track results and feedbacks of issued rewards and benefits on a real-time basis for better end-customer profiling and precision marketing, thereby increasing their operational efficiency.

Intelligent Risk Management

Our end-to-end intelligent risk management solution integrates the entire product risk management process—from loan origination to post-lending performance—for banks’ retail customer loan products. This solution is built on a modular system with over 100 components , and given this structure, customers can adopt it either on an integrated basis or an incremental by-component basis. This solution helps banks shorten product and system implementation cycles, reduce costs and improve operational efficiency.

Our intelligent risk management solution leverages banks’ own data, which they collect through their business operations, and data from third parties, and connects banks with high quality publicly-available data sources. Our proprietary risk assessment models analyze these data to help banks enhance risk management capabilities throughout the loan-cycle, from loan applications to post-loan management and loan collection. This solution incorporates over ten digital technologies including facial recognition, OCR, big data and machine learning to help banks digitalize and streamline their loan businesses, improve their credit analytics, reduce delinquency risk and enhance post-lending performance. For example, during the loan application process, the solution’s anti-fraud tools can detect and block fraud using our anti-fraud algorithms, device fingerprinting tools, and blacklist databases.

Digital Commercial Banking

We provide integrated digital commercial banking solutions that enable our financial institutions customers to better serve their corporate customers. These solutions integrate an intelligent service platform for corporate relationship managers, an intelligent product development platform for easy-to-configure corporate customer lending products, and an AI-empowered intelligent risk management platform to manage SME credit risks. We also provide service platforms for government agencies and regulators to facilitate SME financing and financial supervision.

Commercial-Banking-as-a-Service

Leveraging our digital technology and extensive financial industry expertise under our technology + business model, we provide banks a comprehensive commercial-banking-as-a- service solution that covers their sales, product development and risk management. Our commercial-banking-as-a-service solution integrates an intelligent service platform, an intelligent product development platform and an intelligent risk management platform.

This solution’s intelligent service platform is designed for banks’ relationship managers focusing on corporate business. This solution connects these relationship managers with third- party channels and resources. It helps relationship managers digitalize and streamline their customer development, product referral and customer relationship management processes in engaging with their corporate customers, thus allowing banks to improve their corporate customers’ experience while significantly reducing operating costs.

This solution’s intelligent product development platform allows banks to shorten their product development cycle, increase speed to market, and facilitate their product portfolio management. This platform’s modules for product development can be selected and assembled in various combinations to satisfy the specific needs of each bank. For example, banks using this platform can easily design and swiftly launch a new SME loan product by customizing loan feature options such as loan amounts, interest rate and maturity period. In addition, the platform’s know-your-business product provides detailed analysis of enterprises that banks can use to design tailored products and services for their SMEs customers based on risk preferences and profitability requirements.

This solution’s intelligent risk management platform helps banks evaluate the credit and fraud risks of their SME customers throughout the loan-cycle, from initial loan application to post-lending monitoring. This platform leverages SME data from both public domains and private domains, such as banks’ own data collected through their business operation and data from third parties, and analyzes these data through our proprietary data analysis algorithms. For example, the platform’s early warning function can monitor the financial health and potential risks of an SME and its related parties and generate risk analysis and early warnings throughout the loan lifecycle to improve a bank’s risk management efficiency.

Smart Government and Enterprise Platforms

We have developed comprehensive digital services platforms for government agencies that provide integrated credit services, cross-border trade services, financial services, and enterprise services that benefit various participants within the financial service ecosystem, including SMEs. Government agencies in China, as well as overseas, see SMEs as active participants in local economic development, substantial contributors to the local GDP and an important source of jobs, and they are focused on providing services and business environments that support them. The platforms we offer open up information and service channels between government agencies, financial institutions and SMEs. Leveraging our big data analytics, these services can generate enterprise credit profiles based on multi-dimensional analysis and comparisons of data from government agencies, financial institutions and enterprises. Together with our intelligent risk control and scoring models, we have built a multi-dimensional enterprise credit system and risk warning and publication mechanism that can assist financial institutions in improving efficiency and risk control over SMEs, which in turn provides SMEs with access to more diversified, convenient and efficient financing. At the same time, through these platforms we provide financial institutions with services, including services for banking transactions and small and micro-inclusive business operations, to help them increase their transaction volumes. Through these platforms we also offer big data analytics and data modelling to assist government agencies in building smart regulation and service platforms to enhance their service capabilities and risk prevention and control capabilities. These platforms also help to optimize the overall business operation environment for both financial institutions and SMEs.

Banking Core System Solution

Our banking core system solution can be adapted and applied across different end-customer segments. Our banking core system supports core basic banking services such as deposits, loans, accounting, customer information, payment services, operational reporting, e-banking statements and customer notifications. It also supports system solution such as its batch scheduler, API gateway, and security facilities. Our banking core system is built on distributed system architecture so that banks can adopt it on an integrated basis or on an individual by-component basis.

Our digital retail banking solution, digital commercial banking solution and banking core system solution can also be viewed as a single digital banking segment due to the synergy between these three solutions. For example, these three solutions share resources in business development and project implementation and promotion of cross-selling.

Digital Insurance

Our integrated solutions for the digital insurance segment help insurance companies to digitalize the entire insurance process, helping them handle marketing, customer management and claim processing. We also provide our customers service management platforms addressing auto aftermarket scenarios and healthcare services scenarios. We provide these offerings under our intelligent auto insurance solution and our intelligent life insurance solution.

Intelligent Auto Insurance Solution

Our intelligent auto insurance solution helps insurers reduce losses, fight fraudulent claims and improve service quality. This solution integrates technologies, including AI and advanced analytics, and services, to automate the entire claim-processing procedure—claim submission, instant inspections and settlement, appraisal and roadside assistance, and auto parts sourcing. Insurance companies can adopt this solution as a comprehensive solution or they can select individual modules to incorporate into their own existing operational systems.

This solution’s end-to-end claim system allows insurers to streamline their claim processing procedures. Using our solution, insurers can automatically direct cases to appropriate services and processes within the system based on the severity of the claim. For complex cases, our system has complete operational and hierarchical approval functions to accelerate claims processing efficiency. For minor cases, with the help of remote inspection tools and AI loss assessment tools, our system provides insurers’ end-customers with a contactless claim settlement experience. Our end-to-end system enables insurers to more accurately and efficiently inspect and adjust claims, identify potential fraud and determine damage amounts. We also provide services and products for the assessment of auto and injury losses, as well as risk management tools and anti-fraud analytics that provide insurers flexibility in adopting and integrating our solution.

This solution’s fast claim function uses image recognition technology to make auto damage claim adjustments faster and more efficient. Users of this solution can upload photos of damaged vehicles, and the solution automatically identifies the type and degree of loss and automatically prices the claim by analyzing it against an associated database. In combination, these functions allow for the settlement of simple auto damage claims in seconds without an appraisal.

This solution also includes a service management platform for insurers and other service providers in the auto insurance claim and service segment. This platform covers claims services such as inspection, roadside assistance and repair—integrating resources and digitalizing all participants in the auto claim value chain. For example, an insurance company using this platform can source and manage third-party service providers for roadside assistance, including monitoring the status of assistance requests and applying image recognition technology to automatically verify license plate numbers and check work quality. The platform also provides auto parts sourcing services that use a transparent, centralized auto parts marketplace to reduce costs and fraud. Through the platform’s auto part sourcing app, insurers can conveniently inquire and compare pricing, procure auto parts, and manage procurement. Through the service management platform, we help insurance companies increase their access to high-quality service providers and reduce fraud risks. At the same time, we improve the operational management efficiency of service providers on the platform with technology. As of December 31, 2022, our service management platform had over 187,000 auto service providers, including 4S auto dealerships, auto repair shops, auto parts dealers, rescue companies, and appraisal companies.

Leveraging this solution, we are establishing an ecosystem centered around auto insurance claim and service scenarios.

Intelligent Life Insurance Solution

Our intelligent life insurance solution helps insurers improve efficiency, risk control, and customer experience across their sales, policy issuance, policy claims processing and customer service.

This solution provides an end-to-end core system for health insurance providers. Leveraging our OCR technologies and medical database, this core system can digitalize and automate the entire claim process, including AI-enabled insurance underwriting and claim verification for health insurance providers. This solution also provides an intelligent system for insurance product development, which significantly accelerates the launch cycle for insurance products. Through the solution, we do not refer distribution channels or direct traffic to insurers for their marketing, but instead, our system enables insurers to connect with channels upon their selection, including their self-operated platforms or other third-party channels for insurance product distribution.

Through this solution, we also offer health insurance providers with full support in their provision of health management services to their end-customers. For example, these services connect insurers with health service providers such as hospitals, clinics, physical examination centers and pharmacies before, during and after diagnosis, enabling insurers to search, connect and allocate medical and health resources to their end-customers.

This solution also provides an app that insurance agents can use to boost their careers. This app digitalizes the processes for policy issuance, electronic policy signing and policy claims, allowing agents to engage with their customers on these tasks anytime and anywhere. In addition, powered by agent profiling and AI training technologies, an insurance agent can recruit and train his or her own team with the help of this app. For example, this app provides templates for the recruitment interview process as well as training materials. In addition, insurance companies can refer business opportunities and agent candidates to their agents through this app. Under this solution we also provide quick-to-adopt applications, such as an intelligent identity verification tool that can assist insurers with risk management and organizational optimization. We believe that by adopting this solution, our insurance company customers can increase the productivity and retention rate of their agents and improve the effectiveness of their sales and marketing, thus driving down management cost and improving efficiency..

Gamma Platform

Our Gamma Platform consolidates an array of solutions that can be applied across a wide range of financial services industries. These include AI customer service as well as technology infrastructure, including open platform and financial cloud. The solution modules we offer under our Gamma Platform are adaptable and scalable, and financial institutions can adopt them to address their needs under diverse and complex business scenarios or on an incremental basis. In particular, financial institutions can adopt products from our Gamma Platform at their headquarters level to modernize and digitize their back-office functions, such as their compliance and IT departments, and improve their internal efficiency. Unlike our digital retail banking, digital commercial banking and digital insurance segment solutions, which provide integrated solutions applicable to a particular financial services vertical, our Gamma Platform offers a toolbox of separate solution modules that provide technology infrastructure and general solutions across a wide range of financial services industry scenarios. Our Gamma Platform’s solutions can be adopted by financial institutions using our integrated solutions for digital retail banking, digital commercial banking, and digital insurance to further drive their digitalization process. The products included in our Gamma Platform include those we had already developed at the time we launched this platform in 2021, including our Gamma Open Platform, as well as new products we add to it.

We provide our Gamma Platform to our customers under our Gamma Voice and our Gamma FinCloud Open Platform.

Gamma Voice

Our Gamma Voice Solution includes AI customer service modules that use our award-winning AI technology to support financial institutions’ customer service functions, in particular helping them to reduce headcount requirements and improve efficiency at their call centers. Our AI technology allows our financial institution customers across all verticals to replace their call centers’ paper-and- people-intensive processes and legacy infrastructure across a variety of business scenarios. For example, financial institutions can use our AI customer service’s virtual assistants module to provide online and telephone customer services, including supporting their use of chatbots to handle customer interactions that would otherwise be handled by call center workers. They can use the service’s AI phone and messaging module to support them in marketing and other functions through popular Chinese social media platforms and AI-assisted telephone communications. They can also use the service’s quality assurance module to support their post-sales follow-ups, through which financial institutions verify information and obtain customer feedback.

Gamma Open Platform

In the second quarter of 2019, we launched our Gamma Open Platform, a one-stop shop offering over 800 plug-and-play, ready-to-integrate application development components that financial institutions can adopt across their businesses.

Our financial institution customers’ IT staff, including app developers, application architects and operations and maintenance personnel, can use our Gamma Open platform’s application development components to quickly build applications and conduct intelligent application monitoring. Our Gamma Open Platform also offers technology to quickly connect applications on various systems and provide value-added services through API connections. Leveraging the application development components and the API connections we offer under our Gamma Open Platform, we can also help financial institutions build and tailor their own open platforms, and they can quickly connect financial technology service providers under various business scenarios to enrich the service scenarios covered by these platforms and improve financial institutions’ profitability. As an example of this use of our capabilities, in 2020 we built a platform supported by our Gamma Open Platform for an award-winning international financial center in Abu Dhabi that connects financial institutions, financial technology companies and regulators to jointly foster FinTech solutions.

We can offer our Gamma Open Platform through our Gamma FinCloud, which we launched in the second quarter of 2020, as well as through other commercial cloud services that our financial institution customers may select.

Our financial institution customers can adopt our Gamma FinCloud on an incremental basis, which allows those financial institutions with expensive-to-replace legacy systems to directly migrate to the cloud to securely maintain their data in an efficient setting. Our Gamma FinCloud is built in accordance with the PBOC’s Financial Cloud 500-plus security compliance requirements. It is highly scalable and can be customized and quickly combined with our financial institution customers’ existing tools, allowing them to realize needs specific to their business. Using Gamma FinCloud, financial institutions can also efficiently manage different types of clouds and automate and visualize their IT, operations and management processes

Ecosystem

We have partnered with regulatory authorities and industry partners to develop a digital ecosystem to facilitate the growth and digitalization of the financial services industry. As of December 31, 2022, we had collaborated with 85 government agencies and regulators, 21 IT service providers and our ecosystem had benefited approximately two million SMEs. Listed below are selected examples of our ecosystem achievements and initiatives:

Enterprise service and trade service platforms to facilitate the provision of digitalized SME financing services:

●	having developed Hong Kong’s first blockchain trade finance network project for a financial regulator to enhance the transparency and efficiency of trade finance;
●	being the first virtual bank to participate in eTradeConnect, a project linked with a trade finance platform of the PBOC that provides SMEs in both Hong Kong and China with convenient trade finance services;
●	having established Tianjin Port’s first blockchain-enabled international trade platform to facilitate cross-border business service; and
●	having established a port logistics and trade blockchain platform in cooperation with a port operator in the Guangdong-Hong Kong-Macao Greater Bay Area to connect participants in the port trade process, centralize and simplify logistics processes, enable smart operations, processes digitalization and the processes for precision monitoring and financial services.

We also provide digitalized services to national and regional financial regulators to improve their operational intelligence and service quality. We entered into a strategic cooperation agreement with the technology department of a national regulator to help them improve regulatory efficiency with advanced technology. We have strategic cooperation with stock exchanges in China and Hong Kong. We have also built intelligent supervision platforms for provincial and regional regulators in China to help them enhance their risk management ability and facilitate their services provided to the markets.

International Business

We have been actively exploring opportunities in overseas markets to replicate our success in China, mainly focusing on serving major local banks and insurance companies with our financial technology solutions. Since 2018, we have expanded our business overseas to cover over 118 customers in 20 countries and territories.  The revenue contributed by our international business increased from 2.6% in 2020 to 3.1% in 2021 and further increased to 4.4% in 2022.

In May 2019, we were granted a virtual banking license by the Hong Kong Monetary Authority. As of December 31, 2022, this license was one of the eight virtual bank licenses that had been granted by the Hong Kong Monetary Authority. Our virtual bank, which officially began operating in September 2020, provides diverse services, including SME banking and retail banking, with the former as its the strategic focus. Upholding “Empower Your Life” as its mission, our virtual bank is committed to providing seamless and reliable financial services to customers and promoting inclusive finance in Hong Kong.

In Southeast Asia, in March 2018 we established a subsidiary in Singapore as our Southeast Asia headquarters and research and development center. We also launched subsidiaries in Indonesia, Malaysia and the Philippines in December 2018, October 2020, and  October  2020,  respectively.  Our customers in Southeast Asia include both small-and-medium-sized local banks as well as larger financial institutions, including regional top 12 financial institutions, such as the top three regional banks and two of the world’s top ten insurance companies.

In Abu Dhabi, we helped the government construct a secure and reliable digital sandbox for financial institutions and technology companies to collaborate and develop financial solutions through access to high quality APIs and architectures.

Our Technology and Infrastructure

The success of our business depends on our technology and infrastructure, which enable us to deliver innovative and effective solutions to customers across the financial services industry. We had 5,905 patent applications as of December 31, 2022. These fintech-related patent applications were mainly related to AI, big data, cloud computing and internet-of-things for the finance industry

Artificial Intelligence

Our AI technology enables digital automation and underlies many of our solutions to reduce personnel and other expenses, while enhancing personalized service. Our AI technology is award-winning, having received 57 awards from professional and media organizations in China and abroad, including Global Innovation Awards from the Bank Administration Institution in 2018 and 2019, First Prizes in deep learning competitions hosted by Stanford University in 2018 and 2019, First Prizes in International Semantic Evaluation Competitions from Association for Computational Linguistics in 2019 and 2020, Best Data Analysis Technology in China (Risk Management) award from the Asian Banker in 2021, and the First Prize in extractive interpretable reading comprehension from the 5th Chinese Machine Reading Comprehension in 2022. Our inclusive finance AI platform has been selected as one of the major projects in the New Generation Artificial Intelligence program incubated by China’s Ministry of Science and Technology, and in 2021 it received the Wu Wenjun Artificial Intelligence Science and Technology Progress Award (Enterprise Technology Innovation Project) from the Chinese Association for Artificial Intelligence. As of December 31, 2022, we had submitted 1,613 AI-related patent applications in China and other countries or regions. Our key AI applications include:

●	Biometric recognition: Our voice verification technology can verify a speaker’s identity by comparing the voice against previously provided samples within milliseconds; it is used in our solutions to ensure safer and faster account access. Our voice verification technology is low-cost and user-friendly, and it can support remote verification in apps, phone calls and customer services.
●	Natural language processing: Our natural language processing technology translates text inputs into formats that are computable by machines, enabling processing and analyzing of transaction documents that is much faster than human beings. This technology also includes voice recognition capabilities that support multiple rounds of spoken dialogue, enabling us to develop chatbot services for automated customer and collection services.

●	Image recognition: Underpinned by our deep-learning algorithms, we use image recognition technology to develop gesture payment applications that can replace conventional fingerprint and password checks, improving efficiency and customer experience.
●	Knowledge graph: Knowledge graphs are tools we use to integrate information collected from various recognition technologies to allow our customers to form a holistic view on subjects of interest. For example, in our retail banking intelligent risk management solution, we use knowledge graphs to help financial institutions incorporate factors such as macroeconomic and financial status, social life and internet activity in making more informed credit-approval decisions.
●	Expert decisioning: We train AI to recognize information, learn rules and eventually replace human-based decision-making processes. We have applied advanced expert decisioning technology in modules, including intelligent fast claim, anti-fraud tools and virtual assistants, to enhance our customers’ efficiency and reduce their labor costs.

Cloud

Our proprietary Gamma FinCloud has multiple data centers across China and is constructed in compliance with more than 500 standards issued by the PBOC. Our technology has been internationally recognized. For example, our Gamma FinCloud received Top Cloud Connect Awards in 2022, and the IDC Real Results Award in 2020, where we were the only Chinese company selected. Building on this infrastructure, our solutions have the following key cloud-related features:

●	Cloud-native flexibility: Our solutions are cloud-native, as they were all created and developed for a cloud-based environment. This approach allows our customers to focus on business agility—while we undertake their IT responsibilities. Cloud-based deployment, which does not require our customers to install significant technical infrastructure, helps financial institutions, who may have limited budgets and IT capabilities, to deliver financial services that match their end-customers’ expectations for faster and more seamless digital experiences. We can also provide on-premise installations of most of our solutions for our customers if they wish us to.
●	Modular software architecture: Our modular software architecture consists of separate modules that can be combined or replaced without affecting the rest of the customer’s system. This advanced architecture gives our customers increased flexibility in adding or removing functions, and it speeds up the deployment of new capabilities, features and functionalities. Our modular software architecture is horizontally scalable, which allows our customers to easily subscribe, deploy and upgrade additional modules as their operational needs expand. Our architecture and offerings facilitate cost-effective expansion compared to on-premise solutions.
●	Reliability and availability: Our technology has built-in software and hardware redundancy. Our platform is built on distributed computing architecture so that a single point of failure does not cause the entire system to fail. Our innovative cloud won the IDC Real Results Award in 2020, and the IDC Financial Insights Innovation Awards in 2021 and 2022. In 2021 and 2022, major Gamma FinCloud applications, on which our applications are hosted, had an SLA exceeding 99.99%. To support our Gamma FinCloud, we currently have four disaster recovery centers equipped with six-level disaster tolerance in south and east China.
●	Safety: Our cloud computing service has passed an assessment in accordance with the measures jointly promulgated by China’s CAC, the NDRC, the MIIT and the Ministry of Finance. We have also obtained the TRUCS certification, which is an authoritative cloud computing evaluation system in China. Our Gamma FinCloud has obtained ISO20000, ISO22301, ISO27001, ISO27017 and ISO27018 certifications, certifying that we meet the standards for IT service management, business continuity management, international information security, personal information protection, and software development, operation, and maintenance quality management. Our Gamma FinCloud has also obtained grade-4 security protection certification in accordance with information security protection-related regulations promulgated by Ministry of Public Security of China and three other authorities, validating it as a secure and credible cloud service provider. We continually improve and enhance our system security through routine checks and timely upgrades.

Security

Our security architecture provides a secure and trusted environment throughout the data life-cycle. Through our use of ciphertext calculation and authorization management, our secured architecture ensures data security across data storage, data transmission and data processing. This architecture also supports secured multi-party computation, data access and ownership separation, digital forensics and digital asset verification.

We believe our security architecture can help financial institutions and government agencies resolve privacy issues in data processing in their digitalization reforms, and will further promote a digitalized ecosystem that integrates data from different industries and ensures security and order in data sharing.

Our platform, built on this security architecture, has passed the security tests from the Ministry of Public Security of China and the National Financial IC Card Security Test Center.

Research and Development

We invest significant resources in research and development, not only to support our existing business and enhance our existing solution offerings, but also to incubate new technological and business initiatives to enable us to continue to lead our competition. Our research and development capacity has been recognized by the Capability Maturity Model Integration Institution as level 5, the highest maturity level. We incurred RMB1,173.3 million, RMBB1,353.0 million and RMB1,417.7 million (US$205.5 million) of research and development expenses in the fiscal years ended December 31, 2020, 2021 and 2022, respectively, accounting for 35.4%, 32.7% and 31.8% of our total revenues during these same respective periods.

Our experienced scientists and engineers dedicated to research and development are the source of our continued innovation. As of December 31, 2022, we had 1,566 research and development employees, representing 55.3% of our total employees. Our research and development team includes data scientists, computer scientists and software engineers.

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

As of December 31, 2022, we had submitted 4,378 patent applications in China and 1,527 in other countries or regions, and owned approximately 173 registered domain names, including our official website. As of the same date, we owned 864 copyrights and 1,106 trademarks in various categories. In addition, we had 58 trademark applications in various categories that were pending registration. We intend to pursue additional patent and other intellectual property protections, both in China and elsewhere, to the extent we believe it would be beneficial and cost-effective.

Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item.3D. — Risk Factors — Risks Relating to Our Business and Industry— We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.” In 2020, 2021 and 2022, we did not have any material disputes or any other pending legal proceedings regarding intellectual property rights with third parties.

User Privacy and Data Protection

We are dedicated to data privacy protection. We have adopted policies that establish authorization mechanisms for data usage, data classification, approval procedures and access rights for confidential data. Our service agreements include terms to ensure that our customers have obtained appropriate consents from their end-customers to collect, use and disclose their data in compliance with applicable laws and regulations. When providing cloud-based targeted marketing services, we leverage our AI and other advanced data tools to develop algorithms to translate data into anonymous, transferable insights without accessing personal details. Furthermore, we adopt data encryption and firewalls to ensure the secured storage and transmission of data and prevent unauthorized access or usage of data. We also rely on our internal policies to prevent our systems from being infiltrated or our data being accessed or disclosed improperly. Our personal information management policy clearly sets out how we are to collect, protect and store personal information, including (i) limiting the use of the personal information for collection purposes; (ii) establishing a strict authorization policy to limit the access of authorized parties; (iii) encrypting and desensitizing user data whenever necessary; and (iv) conducting an internal review and approval process for any material revision, copying or downloading of personal information. In addition, we have implemented enhanced data security measures and technologies and adopted a data classification and grading system that offers various levels of data protection. We limit access to sensitive data on a “need-to-know” basis according to the importance and sensitivity of data, which reduces human review and intervention in the processing of those data, to minimize the possibility of data leakage and unnecessary privacy invasion.

As the regulatory regime for data security and privacy is constantly evolving, we are closely watching legislative developments affecting data security practices. We have an internal department responsible for closely monitoring and assessing the fast and ever evolving legislative and regulatory environment, and we maintain ongoing consultations with relevant government authorities to seek guidance on the applicability and interpretation of relevant laws and regulations. We also maintain frequent communications with our legal advisors, including PRC data law specialists, to keep abreast of the latest regulatory developments and receive prompt advice on fulfilling any applicable requirements in relation to our data security and personal information protection practices. We believe that with the measures we have in place, we can continually adjust our internal policies in response to new regulatory developments, update our practices for network security, data compliance and personal information protection as appropriate, and timely take any necessary rectification measures, to ensure compliance with the cybersecurity and data-related laws and regulations and any other relevant measures or regulations if and when they come into effect.

Data access requests we receive from third parties are subject to our formal evaluation and approval procedure based on the necessity and scope of the access requests and appropriate consent from users. According to our personal information management policy, we typically enter into confidentiality agreements with third-party suppliers that require them to undertake data protection measures, limit the use of personal information to what is necessary and assess their capabilities for personal information protection. We also review the qualifications of third-party suppliers and the category of information to be processed by them to ensure that data access is limited to the authorized scope. In addition, we will continue to update our policies involving third parties on a regular basis in order to reflect any new data protection rules and policies.

In 2020, 2021 and 2022, we had not received any material claim from a third party against us alleging our infringement of any party’s right to data and privacy protection as provided by any applicable laws or regulations in the PRC or any other jurisdiction.

For additional information, see the section titled “Item 3D. —Risk Factors — Risks Relating to Our Business and Industry — Failure to comply with existing or future laws and regulations related to data security, data protection, cyber security or personal information protection could lead to liabilities, administrative penalties and other regulatory actions, which could negatively affect our operating results and business”.

Customers

We have established significant coverage across a wide range of customers. 100% of large and joint-stock banks, 98% of city commercial banks, 64% of property and casualty insurance companies and 49% of life insurance companies in China have used at least one of our products since our inception. In addition, as of December 31, 2022, we had also served 138 overseas financial institutions and 85 government agencies and regulators. While financial institution customers are our strategic focus, our solutions can also be used by other participants in the financial service ecosystem including financial regulatory authorities that use our Regtech solution to digitalize operations such as regulatory reporting, and other participants that provide financial services such as micro-credit companies. In addition, our solutions can also be used by ecosystem participants on the platforms that we provide or build for our financial institution customers. For example, auto parts manufacturers can sell auto parts through our digital insurance service management platform that we provide to insurance companies.

The number of our premium customers increased from 594 in 2020 to 796 in 2021, and further to 649 in 2022. In 2021 and 2022, our premium customers included 212 and 221 premium-plus customers, respectively.

Sales and Marketing

Our customer acquisition approach is built around our pricing model, sales team composition, and industry-specific marketing and promotion. We charge upfront fees for the installation of our products and use transaction-based pricing for ongoing services. We market our services through our sales and business development team who has extensive experience in both financial services and technology industries. Our relationship managers, leveraging their previous working experience, usually have direct executive-level relationships with our existing and target customers. As of December 31, 2022, our sales team included 82 sales professionals, divided into four sales areas, strategically located in Beijing, Shanghai, Chengdu and Shenzhen to be close to our customers. We employ a variety of marketing methods to promote our brand recognition as a reliable and innovative financial technology solution provider with a proven track record. In 2021 and 2022, we hosted 46 and nearly 100 major industry conferences or product releases, respectively. We are one of the key founding members of the Internet Finance Association of Small and Medium-sized Banks, an alliance of over 260 small and medium-sized bank members in China that promotes cooperation and innovation among its members.

Seasonality

Our quarterly results of operations, including the levels of our revenues, expenses, net loss or income and other key metrics, may vary significantly due to a variety of factors. In general, our third and fourth quarters have been the stronger quarters in the past, primarily due to our business model of primarily charging our financial institution customers based on the transaction volume generated on our platform or their other usage of it. Our financial institution customers tend to have higher spending with us in the second half of the year as a result of their annual budget cycles. In addition, customer transactions at financial institutions tend to peak in the fourth quarter, which in turn can cause seasonality in our revenue. On the other hand, our first quarter results tend to be relatively weaker, in light of the Chinese New Year holidays when many of our customers’ businesses are closed.

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

We enjoy a strong partnership with Ping An Group, as a partner for technology development, a supplier of application scenarios for developing our solutions, and a flagship customer showcasing our capabilities. Ping An Group is our strategic partner and our most important customer and supplier. We have partnered with Ping An Group to jointly develop new technology and applications, and Ping An Group provides us support in technology infrastructure such as cloud infrastructure. Ping An Group also provides us with a diverse, reliable source of real-life application scenarios to validate and prove our technology. Many of our customer insights and innovative solutions are first initiated and tested within the Ping An Group ecosystem. Our strategic partnership with Ping An Group has contributed to our growth significantly, and we expect it to continue to do so.

We and Ping An Group cooperate under a Strategic Cooperation Agreement with a term extending until ten years after completion of our initial public offering in the U.S. on December 17, 2019, subject to Ping An Group continuing to hold or beneficially own at least 30% of our shares. Under this agreement, Ping An Group will give preference to us in choosing its partner for providing technology service and solutions to external financial institutions. Ping An Group will also give preference to us in purchasing banking and non-banking solutions. Under the same agreement, Ping An Group has granted us non-transferable rights to use, duplicate, modify and sell Ping An Group’s existing technologies to financial institutions globally. With this long-term Strategic Cooperation Agreement, we believe we will continue to benefit from Ping An Group’s development of technologies and to leverage Ping An Group’s know-how, customer insights, and application scenarios in developing new technology applications. While the Strategic Cooperation Agreement between Ping An Group and us is subject to Ping An Group continuing to beneficially own at least 30% of our shares, Ping An Group has confirmed that it intends to continue to honor the arrangement under the Strategic Cooperation Agreement in the future, and will not take the shareholding threshold of at least 30% as a pre-condition.

We have also entered into a series of agreements with certain subsidiaries and associates of Ping An Group in connection with IP licensing, property leasing, financial services, and provision and purchases of services and products.  The payments under these agreements are based on arm’s-length pricing.

Ping An Group is also our principal shareholder. The total Shares held by Ping An Group, through both Bo Yu and Ping An Overseas, was 32.12% of our ordinary shares as of March 31, 2023 based on the number of shares reported in their beneficial ownership filing on February 13, 2023. When exercising its rights as our shareholder, Ping An Group may take into account not only the interests of our Company and our other shareholders but also its own interests, the interests of its public shareholders and the interests of its other affiliates. The interests of our Company and our other shareholders may conflict with the interests of Ping An Group and its public shareholders and other affiliates. For additional information about the risks in connection with our relationship with Ping An Group, see “Item 3. Key Information — D. Risk Factors—Risks Relating to our Business and Industry—Ping An Group is one of our principal shareholders, our strategic partner, our most important customer and our largest supplier. Any deterioration of our relationship with Ping An Group could have a material adverse effect on our results of operations, business and growth.”

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

Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalogue of Industries in which Foreign Investment is Encouraged (2022 edition), or the 2022 Catalog, and the Special Administrative Measures for Foreign Investment Access (Negative List 2021), or the 2021 Negative List. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the Negative List. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other applicable Chinese regulations. Under the 2021 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%. Part of our business is subject to such 50% foreign invested equity cap. Under the 2021 Negative List, any domestic enterprise operating business in the sectors prohibited by the 2021 Negative List to issue and trade shares abroad shall obtain the consent of the relevant competent authorities of the State, and it does not mention that if it is applicable to indirect overseas listing. On January 18, 2022, the spokesperson of the NDRC in a press conference confirmed that the application of the foresaid provision is limited to the direct listing of domestic enterprises involving in industries prohibited for foreign investment by the 2021 Negative List.

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

Regulations on Foreign Investment in the Value-Added Telecommunications Industry

Foreign direct investment in telecommunications companies in China is governed by the Administrative Rules on Foreign-invested Telecommunications Enterprises, or the FITE Regulations, which was issued by the State Council on December 11, 2001 and last amended on February 6, 2016. Under the FITE Regulations, a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China shall not exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a good track record and experience in providing these services. However, under the Circular on Loosening the Restriction on Foreign Shareholdings in Online Data Processing and Transaction Processing Business (for E-commerce), or Circular 196, issued by MIIT on June 19, 2015, foreign investors may hold up to 100% of all equity interest in an online data processing and transaction processing business operating e-commerce in China, while other requirements provided by the FITE Regulations shall still apply. Apart from e-commerce, the 2021 Negative List also provides that foreign investors may hold 100% equity interest in domestic multiparty communications, data collection and transmission services and call centers. The MIIT’s Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, issued on July 13, 2006, requires foreign investors to set up foreign-invested enterprises and obtain a license for value-added telecommunications services. It prohibits domestic companies holding value-added telecommunications services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct this type of businesses in China.

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

In view of the foregoing foreign ownership restrictions, we have established several domestic VIEs to engage in the business of value-added telecommunications services. For more information, please see “ — C. Organizational Structure—Contractual Arrangements with Shenzhen OneConnect and Shenzhen OneConnect Shareholders.” Due to the lack of interpretative guidance from the relevant PRC regulatory authorities, there are uncertainties regarding whether PRC regulatory authorities would consider our corporate structure and contractual arrangements compliant with applicable PRC foreign investment laws and regulations.

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

In addition, internet information service providers are required to monitor their websites to ensure that they do not contain content prohibited by law or regulation. The PRC regulatory authority may require corrective actions to address non-compliance by ICP License holders or revoke their ICP License for serious violations. Furthermore, the MIIT Circular on Regulating the Use of Domain Names in Internet Information Services, issued on November 27, 2017 and that took effect on January 1, 2018, requires internet information service providers to register and own the domain names they use in providing internet information services.

Regulations on Mobile Internet Application Information Services

On June 28, 2016, the CAC issued the Administrative Provisions on Mobile Internet Application Information Services, which was most recently amended on June 14, 2022 and became effective on August 1, 2022. Pursuant to the Mobile Application Administrative Provisions, internet information service providers, or ICPs, must comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities and should not compel users to agree to non-essential personal information collection or ban users from their basic functional services due to their refusal of providing unnecessary personal information. Internet app providers should not provide the relevant services to the users who fail to submit real identity information or use fraudulent identity information of other organizations or persons for fake registration. Internet app providers are also required to establish sound information content review and management mechanism, take sound management measures such as user registration, account management, information review, daily inspection and emergency disposal, and be staffed with professionals and technical ability appropriate to the service scale. Furthermore, internet app providers who launch new technologies, applications or functions with the attribute of public opinion or the capability of social mobilization should conduct security assessment in accordance with the applicable laws and regulations. If an internet app provider violates these regulations, internet app distribution platforms may issue warnings, suspend the release of its applications, or terminate the sale of its applications, and/or report the violations to regulatory authorities, and the application provider may be imposed administrative penalty by the CAC and relevant competent authorities in accordance with relevant laws and regulations.

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

Regulations Relating to Information Security and Privacy Protection

Regulations on Cyber Security

In recent years, PRC regulatory authorities have enacted laws and regulations with respect to cyber security and protection of personal information from abuse or unauthorized disclosure. Pursuant to the Decision on the Maintenance of Internet Security issued by the NPC Standing Committee on December 28, 2000, which was amended on August 27, 2009, persons may be subject to criminal liabilities in China for any attempt to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights and other activities prohibited by relevant laws and regulations.

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

In addition, the PRC General Provisions of the Civil Law, which was issued by the NPC Standing Committee on March 15, 2017 and took effect on October 1, 2017, requires personal information of individuals to be protected. Any organization or individual requiring personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process, or transmit such personal information, or illegally buy, sell, provide, or publish such personal information. The General Provisions of the Civil Law of the PRC has been repealed by the Civil Code of the PRC, which was issued by the National People’s Congress on May 28, 2020 and came into effect from January 1, 2021. The Civil Code of the PRC integrates the rules and guidelines set forth by the Contract Law, the General Principles of the Civil Law, the General Provisions of the Civil Law and other basic civil laws of the PRC. The Civil Code of the PRC built the foundation of developing the civil and commercial legal regime in China. On February 24, 2022, the Supreme People’s Court issued the Interpretation on Several Issues Concerning the Application of the General Provisions of the Civil Code of the People’s Republic of China, which became effective on March 1, 2022 and explain the application of the Civil Law.

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

The Measures on Cyber Security Review was jointly issued on April 13, 2020 and took effect on June 1, 2020. It provides detailed rules regarding cyber security review, any operator in violation of the regulations shall be penalized in accordance with Article 65 of the Cyber Security Law. On December 28, 2021, the CAC, together with other twelve regulatory authorities published the Measures for Cyber Security Review, or the New Cyber Security Review Measures, which replaces the Measures for Cybersecurity Review published in 2020 and the New Cyber Security Review Measures became effective on February 15, 2022. Pursuant to the New Cyber Security Review Measures and other PRC cybersecurity laws and regulations, critical information infrastructure operators, or the CIIOs, that purchase internet products and services or the online platform operators that carry out data processing activities, which affect or may affect national security, shall be subject to the cybersecurity review. Moreover, where an online platform operator who possesses personal information of over one million users intends to apply for foreign listing, it must be subject to the cybersecurity review. Meanwhile, the New Cyber Security Review Measures grants the competent authorities the right to initiate a cybersecurity review without application, if any member organization of the cybersecurity review mechanism has reason to believe that any internet products, services or data processing activities affect or may affect national security. Cybersecurity review shall focus on the assessment of the following national security risk factors of the relevant object or situation: (i) risks of illegal control, interference or destruction of critical information infrastructure brought about by the use of products and services; (ii) the harm caused by supply interruption of products and services to the business continuity of critical information infrastructure; (iii) security, openness, transparency and diversity of sources of products and services, reliability of supply channels, and risks of supply interruption due to political, diplomatic, trade or other factors; (iv) information on compliance with the PRC laws, administrative regulations and departmental rules by product and service providers; (v) risks of theft, disclosure, damage, illegal use or cross-border transfer of core data, important data or large amounts of personal information; (vi) risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments after overseas listing; and (vii) other factors that may endanger critical information infrastructure security and national data security.

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

On July 7, 2022, the CAC published the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022. It references the Cybersecurity Law, the Data Security Law, and the PIPL, and supplements the implementation of their provisions on cross-border data transfer. Data handlers that provide cross-border important data that is collected or produced through operations within the territory of the PRC, or personal information where a security assessment shall be conducted according to the law, shall conduct a security assessment according to the provisions of these Measures. Data handlers providing cross-border data shall apply for cross-border data transfer security assessment with the CAC in any of the following circumstances: (i) the data processor provides important data abroad; (ii) the critical information infrastructure operator or the data processor that has processed personal information of over one million people provides personal information abroad; (iii) the data processor that has provided personal information of over 100,000 people or sensitive personal information of over 10,000 people cumulatively abroad since January 1 of the previous year; (iv) any other circumstance where an application for the security assessment of data cross-border transfer is required by the national cyberspace administration.

On November 14, 2021, the CAC publicly solicited the Draft Regulations on Cyber Data Security Management. The Draft Regulations on Cyber Data Security Management covers a wide range of cyber data security issues and applies to the use of networks to carry out data processing activities, as well as the supervision and management of data security in the PRC. It sets out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. Pursuant to such draft regulations, a cybersecurity review will be imposed on a data processor which (i) processes personal information of one million or more users and applies for listing in a foreign country, (ii) applies for listing in Hong Kong and may impact national security, or(iii) engages in activities or transactions that may impact national security. Most of the regulatory details under the Draft Regulations on Cyber Data Security Management have already been embodied in the now-effective texts of the Data Security Law and the PIPL. Key requirements under such regulations include that data processors should be in compliance with the requirements of cybersecurity multi-level protection, strengthen the data processing system, data transmission network, data storage environment and other security protection, processing of important data systems in principle should meet more than the third level of cybersecurity multi-level protection and critical information infrastructure security protection requirements; data processors should establish a data security emergency response mechanism, and promptly start the emergency response mechanism in the event of a data security incident; the detailed rules for data processors to apply when providing personal information to third parties, or sharing, trading or entrusting important data to third parties; the scenarios of cybersecurity review; the definitions of important data and operators’ security protection obligations; the detailed rules on cross-border data transfer which added missing details to the PIPL; data processors processing personal information of more than one million people shall also comply with the regulations for processing of important data; data processors dealing with important data or listing offshore should carry out an annual data security assessment on their own or entrusted data security services, and each year before January 31, data security assessment report for the previous year shall be reported to the municipal-level cyberspace administration department. The enforcement includes business fines of up to RMB10 million depending on the severity of the effects of violation and potential business suspension and/or revocation of business license. As of the date of this annual report, the Draft Regulations on Cyber Data Security Management had not come into effect.

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

The SCNPC promulgated the Personal Information Protection Law of the PRC on August 20, 2021, which took effect on November 1, 2021. According to the PIPL, personal information is all kinds of information, recorded by electronic or other means, related to identified or identifiable natural persons, not including information after anonymization handling. The principles of legality, propriety, necessity, and sincerity shall be observed for personal information handling. Moreover, the PIPL specifically specified the rules for handling sensitive personal information, which means personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including information on biometric characteristics, financial accounts and individual location tracking, as well as the personal information of minors under the age of 14. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt the necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered to correct or suspend or terminate the provision of services, confiscation of illegal income, fines or other penalties. Any personal information processor outside the territory of the PRC under the circumstance where the activities of domestic natural persons are analyzed and evaluated shall establish a special agency or designate a representative within the territory of the PRC to be responsible for handling matters relating to personal information protection. Where a personal information processor really needs to provide personal information outside the territory of the People’s Republic of China due to business or other needs, it shall meet one of the conditions prescribed by the PIPL, such as, passing the security evaluation organized by the CAC, or other conditions prescribed by laws, administrative regulations or the CAC. Where an overseas organization or individual engages in the personal information processing activities infringing upon the personal information rights and interests of PRC citizens or endangering the national security and public interests of the PRC, the CAC may include such organization or individual in the list of subjects to whom provision of personal information is restricted or prohibited, announce the same, and take measures such as restricting or prohibiting provision of personal information to such organization or individual.

On July 6, 2021, the relevant PRC regulatory authorities made public the Opinions on Strictly Combatting Illegal Securities Activities in Accordance with the Law, or the July 6 Opinion, which called for the enhanced cross border regulatory cooperation and administration and supervision of overseas-listed China based companies. Along with the promulgation of the July 6 Opinion, laws and regulations regarding data security, cross-border data flow and management of confidential information are expected to undergo further changes, which may require increased information security responsibilities and stronger cross-border information management mechanism and process.

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

Regulations Relating to Outsourcing Services

In recent years, the PRC regulatory authority has expressed its support for outsourcing services provided by non- regulatory companies.

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

Regulations Relating to Taxation

Regulations on Enterprise Income Tax

On March 16, 2007, the NPC Standing Committee issued the Enterprise Income Tax Law of the PRC, which took effect on January 1, 2008, or the Old EIT Law. On December 6, 2007, the State Council enacted the Implementation Rules for the Enterprise Income Tax Law of the PRC, or the EIT Rules, which also took effect on January 1, 2008 and was amended on April 23, 2019. The Old EIT Law was amended on February 24, 2017 and December 29, 2018. The Old EIT Law, as amended, and the EIT Rules are collectively referred to as the EIT Law. According to the EIT Law, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with relevant regulations, or that are established in accordance with the laws of foreign countries but whose actual or de facto control entity is within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but (i) have entities or premises in China, or (ii) have no entities or premises but have income generated from China. According to the EIT Law, foreign-invested enterprises in the PRC are subject to a uniform enterprise income tax rate of 25%. A non-resident enterprise that has an establishment or premises within the PRC must pay enterprise income tax at a rate of 25% on its income that is derived from such establishment or premises inside the PRC and that is sourced outside the PRC but is actually connected with the said establishment or premises. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC.

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

Pursuant to the Regulation of Settlement, Sale and Payment of Foreign Exchange, promulgated on June 20, 1996 by the People’s Bank of China, or the PBOC, and effective on July 1, 1996, foreign-invested enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial supporting documents and, in the case of capital account item transactions, obtaining approvals from SAFE or its local counterpart. Foreign-invested enterprises are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC. However, foreign exchange transactions involving overseas direct investment or investment and exchange in securities and derivative products abroad are subject to registration with SAFE and approval from or filing with the relevant PRC regulatory authorities.

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

Regulations On Anti-monopoly And Unfair Competition

The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007, took effect on August 1, 2008, was most recently amended on June 24, 2022 and such amendment took effect on August 1, 2022. The amended Anti-monopoly Law increases the fines for illegal concentration of business operators to “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” The amended Anti-monopoly Law also proposes for the relevant authority to investigate any concentration where there is evidence that such concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. In addition, the amended Anti-monopoly Law introduces a “stop-clock mechanism” which may prolong the review process for the concentration.

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

On February 17, 2023, the CSRC released a set of regulations consisting of 6 documents, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively, the Overseas Listing Filing Rules, effective March 31, 2023. The Overseas Listing Filing Rules establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Overseas Listing Filing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Filing Rules, among others, require the issuer or its main operational entity in the PRC to: (i) file with the CSRC for its initial public offering or listing within three business days after the submission of listing application documents outside mainland China; (ii) file with the CSRC for its follow-on securities offerings in the same offshore market within three business days after the completion of such offerings; (iii) file with the CSRC for its offerings or listing in offshore stock market other than the stock market of its initial public offering or listing within three business days after the submission of offering application outside mainland China; (iv) report material events to the CSRC within three business days after the occurrence and announcement of such events, including, among other things, the change of control, investigation or penalties imposed by relevant authorities, the change of listing status or the transfer of listing board. Failure to comply with the filing or reporting requirements for any offering, listing or any other capital raising activities, may result in administrative penalties, such as order to rectify, warnings, fines and other penalties on the companies, the controlling shareholder, the actual controllers, the person directly in charge and other directly liable persons.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, our variable interest entities, or VIEs, and the VIEs’ principal subsidiaries as of the date of this annual report:

OneConnect Financial Technology Co., Ltd. (Cayman)
100%
Jin Yi Tong Limited (BVI)
Jin Rong Tong Limited (BVI)
Jin Huang Cheng Limited (BVI)
Jin Tai Yuan Limited (BVI)
Jin Xin Tong Limited (BVI)
View Foundation International Limited (HK)
Jin Yi Rong Limited (HK)
OneConnect Financial Technology (HongKong) Co., Limited
OneConnect Financial Technology (Singapore) Co., Pte. Ltd.
Jin Cheng Long Limited (HK)
PingAn OneConnect Credit Reference Services Agency (Hong Kong) Limited
Ping An OneConnect Bank (Hong Kong) Limited
10%
90%
PT OneConnect Financial Technology Indonesia
OneConnect Smart Technology Co. Ltd. (Abu Dhabi)
OneConnect Smart Technology (Malaysia) Sdn. Bhd.
99.99%
OneConnect Smart Technology Philippines, Inc.
Offshore
Onshore
Shanghai OneConnect Financial Technology Co. Ltd.
OneConnect Smart Technology Co. Ltd. (Shenzhen) (1)
OneConnect Technology Services Co. Ltd. (Shenzhen)
Zhang Tong Shun (Guangzhou) Technology Co., Ltd.
Shanghai Finance Shield Information Technology Co., Ltd
Beijing Fuguan International Consultant Co. Ltd.
Shenzhen Xinxuan Internet Technology Co., Ltd.
99.9%
Shenzhen Kechuang Insurance Assessment Co., Ltd.
Beijing BRE Technology Development Co., Ltd.
Beijing OneConnect Digital Finance Technology Co. Ltd.
51.67%
Beijing Vantage Point Technology Co., Ltd.
51%
Shenzhen OneConnect Information Technology Service Co., Ltd
Shenzhen Digital Certificate Authority Center Co., Ltd (2)
Zhuhai Yirongtong Asset Management Co., Ltd.
Beijing Jinyongtai Insurance Broker Co., Ltd.
Beijing Mei An Insurance – Sales Agent Co., Ltd.
Shenzhen OneConnect Chuang Pei Technology Co., Ltd.
Shenzhen BER Internet Information Service Co., Ltd.
Nanjing Vantage Point Software Technology Co., Ltd.
Shenzhen OneConnect Cloud Technology Co., Ltd.
Equity interest
Contractual arrangement

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

As a result of these contractual agreements, we control and receive the economic benefits of the business operations of the VIEs and their respective subsidiaries, which is not equivalent to equity ownership in the VIE and its subsidiaries. Accordingly, under IFRS, the financial statements of the VIEs are consolidated as part of our financial statements. Accordingly, we are the primary beneficiary of the VIEs for accounting purposes and consolidate the financial results of the VIEs and their respective subsidiaries in our consolidated financial statements in accordance with IFRS. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control of the VIEs as a result of the WFOE’s contractual agreements with the VIEs and their respective shareholders and these agreements have not been tested in a court of law in the PRC.

These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

Based on the above, our PRC legal counsel, Haiwen& Partners, is of the opinion that:

●	the ownership structure of (i) Shenzhen OneConnect Technology and Shenzhen OneConnect, and (ii) Zhang Tong Shun and Shenzhen CA does not violate applicable PRC laws and regulations currently in effect; and

●	each of the Contractual Arrangements is valid, legal and binding under PRC laws, except that (i) the circumstance where, in respect of the contractual arrangements binding Shenzhen CA, the minority shareholders of Shenzhen CA which are not parties to the contractual arrangements may not have the requisite power and authority to execute, deliver or perform the written confirmation in relation to the contractual arrangements binding Shenzhen CA or may not obey such confirmation, (ii) the Contractual Arrangements provide that the arbitral body may award interim remedies over the shares and/or assets of the VIEs, injunctive relief (e.g. for the conduct of business or to compel the transfer of assets) and/or order the winding up of the VIEs, and that courts of Hong Kong, the Cayman Islands (being the place of incorporation of our Company) and the PRC (being the place of incorporation of the VIEs) also have jurisdiction for the grant and/or enforcement of arbitral award and interim remedies against the shares and/or assets of the VIEs, while under PRC laws, an arbitral body has no power to grant injunctive relief and may not directly issue a provisional or final liquidation order for the purpose of protecting assets of or equity interests in the VIEs in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in China, and (iii) in the event of a mandatory liquidation, the provisions regarding the sale of the assets of VIEs to WFOEs at the lowest price, the waiver of the payment from WFOEs and the payment from VIEs to WFOEs may not be enforceable.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures such as ours will be adopted or if adopted, what they would provide. If the PRC regulatory authority finds that the agreements that establish the structure for the operation of Shenzhen OneConnect and Shenzhen CA do not comply with PRC regulatory authority restrictions on foreign investment in our businesses, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC regulatory authority finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these laws and regulations or their interpretations change, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Developments in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us” for more details.

D. Property, Plants and Equipment

We do not own any properties. Our corporate headquarters are located at 10-14F, Block A, Platinum Towers, No.1 Tairan 7th Road, Futian District, Shenzhen, Guangdong Province, PRC. We also have offices in the Hong Kong SAR, Shenzhen, Shanghai, Beijing and Chengdu in China, Singapore, and Jakarta, Indonesia. These facilities have an aggregate of over 30,600 square meters and currently accommodate our management, research and development, sales and marketing, as well as general and administrative activities.

ITEM 4A. UNRESOLVED STAFF COMMENTS

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

A. Operating Results

Overview

We are a technology-as-a-service provider for the financial services industry in China with an expanding international presence. We provide software to various players in the financial services industry, and in return collect both upfront implementation and ongoing transaction-based fees. Our technology solutions address the significant technology spending need of financial institutions that are seeking to expedite their digital transformation and ensure their sustainability. We believe “technology + business” is our key competitive advantage and a driving force of how we continue to win and engage with our customers. By integrating our extensive financial industry expertise with technology tailored to the industry’s needs, we simplify the digitalization process of our customers by not only providing proven solutions, but also enabling our customers to apply technologies in complex business scenarios. This approach enables our customers to improve efficiency, enhance service quality, reduce costs and mitigate risks. 100% of large and joint-stock banks, 98% of city commercial banks, 64% of property and casualty insurance companies and 49% of life insurance companies in China have used at least one of our products since our inception. In addition to financial institutions, our clients also include other service providers in the financial services industry.

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

Our revenue model is primarily transaction-based. This revenue model allows us to grow with our customers as their businesses utilize and benefit from our solutions, which further incentivizes us to create additional, more integrated solutions to fit their broader business needs, and ultimately forms a highly resilient, long-term business partnership. In 2021 and 2022, 81.4% and 78.3% of our revenue, respectively, was transaction-based revenue from technology solutions. We believe that growing our customer base and increasing customer engagement are crucial to monetizing our business and thus increasing revenues and achieving profitability. Starting from 2021, we have shifted our customer development strategy from primarily expanding customer base to deepening customer engagement, including through focusing on those who tend to have more sizable and stable demand for our solutions and therefore, have more potential to become premium plus customers. To better serve these customers, we also upgraded our product structure from single-module products to more comprehensive, integrated solutions encompassing sales management, risk management and operation support services.

We have achieved significant growth in our client base and revenues since our inception. Our revenue grew by 24.8% from RMB3,312.3 million in 2020 to RMB4,132.4 million in 2021, and grew by 8.0% to RMB 4,464.0 million (US$647.2 million) in 2022.

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

Our Ability to Optimize Our Product Mix

We have continued to optimize product offering through product integration, product standardization and infrastructure product offerings.

In 2021, we integrated 50 discrete products into three integrated end-to-end solutions spanning the digital retail banking, digital commercial banking, and digital insurance segments to deepen customer relationship. Our product integration also allows us to upgrade our pricing model from incremental-based – charging our fees based on the incremental transaction volume, to stock-based – charging our fees based on the total transaction volume, leading to a more sustainable revenue growth. Furthermore, our streamlined product offerings allow us to be more focused when enhancing our products, therefore reducing research and development expenses.

We also continue to standardize products as they mature. As our products become more standardized, we can deploy them more quickly and cost efficiently, reducing labor-related costs and sales and marketing expenses. It also enables us to recycle and leverage existing product modules for future product development to drive down research and development expenses.

We launched our technology infrastructure platform, the Gamma Platform, in 2021. The Gamma Platform is deeply integrated with our customers’ daily operations and therefore increases customer stickiness as it is costly and timely to replace infrastructure products. This, in turn, promotes more usage of our products and cross-selling and upselling opportunities for a sustainable revenue growth.

We have also optimized our product portfolio to proactively respond to changing regulatory environment. This has caused, and may continue to cause, fluctuations in our revenue growth and profit margin.

Our Ability to Monetize and Market Our Services and Solutions

Our results of operations are affected by our ability to successfully monetize and market our technologies. This, in turn, depends on our technology leadership and our innovation to develop and design easy-to-deploy, scalable and secure solutions to address financial institutions’ unserved or under-served needs. Our results of operations also depend on the effectiveness of our customer acquisition and relationship management strategies, as well as customers’ acceptance of our transaction-based revenue model.

Our Ability to Grow Our Customer Transaction Volume

We adopt a primarily transaction-based revenue model, which allows us to grow with our customers as their businesses utilize and benefit from our solutions. To drive the growth of our customers’ transaction volume or usage of our platform, we have been focused on deepening engagement with customers by upselling our products and solutions. For example, we provide our customers with a set of tailored business services to catalyze transaction volume or usage of our platform. In addition, we promote cross-selling of products and, ultimately, platform integration of our solutions so that we become an integral part of the customer’s operations. Our products are flexible and easy for customers to take on either on an integrated basis or incrementally with other solutions purchased. We have also upgraded our product structure from single-module products to more comprehensive, integrated solutions, to increase customer stickiness, deepen customer engagement and drive more usage. We have experienced rapid growth in the transaction volumes for many on-going solutions.

As our customers’ transaction volume or usage of our platform increases, we are able to generate more transaction-based fee revenue. The growth of our customers’ transaction volume is also affected by other factors such as general-economic and market conditions and regulatory developments.

Our Ability to Expand Premium (in particular Premium-Plus) Customer Base and Deepen Our Customer Engagement

Our growth depends on our ability to expand and deepen customer engagement. As our market awareness increased and product portfolio expanded, starting from 2021, we shifted our customer development strategy from primarily expanding customer base to focusing on retaining and expanding premium-plus customers base, and deepening our customer engagement. We had 168, 212 and 221 non-Ping An Group customers that have reached the RMB1,000,000 revenue threshold, which we categorized as premium-plus customer, in 2020, 2021 and 2022, respectively. We believe expanding our premium-plus customer base will support higher quality, more sustainable growth.

Our ability to expand and optimize our customer base depends on various factors, including the acceptance of our solutions, the success of our sales and marketing efforts, competition, the regulatory environment for financial institutions and our industry, and our ability to innovate and improve our services.

Our Ability to Manage Costs and Expenses Effectively

Our ability to manage and control our cost of revenue and operating expenses is critical to our results of operations. Our cost of revenue primarily includes fees we pay to our channel partners to generate leads for our customers, fees we pay for outsourced technology or data services, labor-related cost, and amortization of intangible assets recognized in cost of revenue. Gross profit margin for any of our particular solutions is generally lower at the earlier stage of its monetization.

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

Impact of COVID-19

The emergence of a novel strain of coronavirus, later named COVID-19, has affected the world since December 2019. The COVID-19 pandemic has had a significant impact on our operations and financial results. For example, the outbreak of COVID-19 has negatively affected our operations by delays in project implementation, software deployment and customized development services conducted on our customers’ premises, business development, client interaction and general uncertainties surrounding the restrictions imposed against COVID-19. As a result, customer usage of our solutions, our revenue and operating cash flow have been adversely affected. The commercial activities in China and throughout the world could continue to suffer from curtailed consumer spending and disrupted business operation, which could in turn negatively affected the recovery of our business performance.

However, the pandemic has led more financial institutions to reevaluate their IT strategies and accelerated demand for digitalization and interest in our cloud-based solutions, as these institutions seek to optimize their operational efficiency and reduce costs. We have been proactively working with existing and new customers to provide them operation support services and assist them in their shift to cloud-based solutions amid the pandemic-related interruptions. We also launched our Gamma FinCloud in the second quarter of 2020. As we continue to deliver strong support to our customers, our revenue from operation support service and cloud services platform increased from RMB1,375.8 million in 2020 to RMB2,147.9 million in 2021 and further to RMB2,456.5 million (US$356.2 million) in 2022.

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

The following tables set forth our number of customers and their revenue contribution for the respective periods:

	For the year ended December 31,
	2020			2021				2022
			Average			Average	Net				Average	Net
	Number of	Revenue	Revenue	Number of	Revenue	Revenue	Expansion	Number of	Revenue		Revenue	Expansion
	customers(5)	RMB	Per Customer	customers(5)	RMB	Per Customer	Rate	customers(5)	RMB	US$	Per Customer	Rate

		(in millions)			(in millions)		(in percentage)		(in millions)			(in percentage)
Ping An Group(1)	N/A	1,726.8	1,726.8	N/A	2,316.7	2,316.7	N/A	N/A	2,526.7	366.3	2,526.7	N/A
Premium Customers(2)(3)	594	1,517.3	2.6	796	1,746.5	2.2	96	649	1,798.4	260.7	2.8	81
Premium-Plus Customers(2)(4)	168	1,376.0	8.2	212	1,564.5	7.4	91	221	1,671.6	242.4	7.6	82

Notes:

(1)

Includes 38, 37 and 40 legal entities in Ping An Group in 2020, 2021 and 2022, respectively. We treat Ping An Group and its subsidiaries as a single customer because they are consolidated subsidiaries of Ping An Insurance (Group) Company of China, Ltd. Includes RMB5.3 million, nil and nil in 2020, 2021 and 2022, respectively, from Guangzhou Ping An Haodai, or Haodai, a Ping An Group subsidiary. These amounts were paid to us directly by Haodai’s customers. Please see Note 35(c) of the audited consolidated financial statements included elsewhere in this annual report.

(2)

Includes Lufax Group, see Note 5.2(a) to our audited consolidated financial statements included elsewhere in this annual report. In 2020, 2021 and 2022, it includes RMB3.2 million, nil million and nil in relation to the lending solutions we provided to third party customers that we had direct contracts with, and provided direct services to, where payments for these services were made through contractual arrangements that we have with others, including Ping An Group. Please see Note 35(c) of the audited consolidated financial statements included elsewhere in this annual report. There is no overlap in the number of customers and their respective revenue contributions between “Ping An Group” and “Premium customers” as a result of these arrangements.

(3)

The net change in the number of premium customers from 2020 to 2021 was from 437 newly qualified premium customers and 235 disqualified premium customers in 2021. The net change in the number of premium customers from 2021 to 2022 was from 242 newly qualified premium customers and 389 disqualified premium customers in 2022.

(4)

The net change in the number of premium-plus customers from 2020 to 2021 was from 106 newly qualified premium-plus customers and 62 disqualified premium-plus customers in 2021. The net change in the number of premium-plus customers from 2021 to 2022 was from 92 newly qualified premium-plus customers and 83 disqualified premium-plus customers in 2022.

(5)	We treat legal entities within the same corporate group as one customer (to the extent we are aware of such relationship).

The following table sets forth a breakdown of our premium customers by Ping An Group related parties and independent customers in the respective periods:

	For the year ended December 31,
	2020			2021			2022
								Revenue
	Number of	Revenue	Average	Number of	Revenue	Average	Number of			Average
	customers	RMB	revenue	customers	RMB	revenue	customers	RMB	US$	revenue

		(in millions)			(in millions)			(in millions)

Ping An Group related parties	4	373.9	93.5	5	451.1	90.2	8	495.1	71.8	61.9
Independent Customers	590	1,143.4	1.9	791	1,295.4	1.6	641	1,303.3	189.0	2.0

Revenue Per Premium Customer

We view non-Ping An Group customers that have contributed revenue of at least RMB100,000 since the beginning of the applicable fiscal year as our premium customers. Our premium customers contributed to the majority of our total revenue. We use revenue per premium or premium-plus customer (consisting of both newly added premium or premium-plus customers and existing premium or premium-plus customers) to evaluate their respective expansion. Our revenue is primarily transaction-based and highly correlates to customer usage or transaction volume. Once a customer adopts our software, we continue to cross-sell and up-sell our other products, including infrastructure products to increase customer stickiness and promote the growth of transaction volume, from which we charge transaction-based fees. As a result of these efforts, our customers tend to increase their transaction volume and usage of our products, and therefore generate higher revenue the longer they stay with us. Therefore, mature premium and premium-plus customers tend to have higher usage and transaction volume and generate higher revenue than new premium and premium-plus customers. For the purpose of depicting customer revenue contribution trend from ground zero, these customers had zero revenue prior to qualification. The change of composition of premium and premium-plus customers may result in volatilities in revenue per premium and premium-plus customer.

We have added a substantial number of new premium customers in 2020 and 2021. As a result, our revenue per premium customer was RMB2.2 million in 2021, compared with RMB2.6 million in 2020. Premium customer was the focus of our customer development strategy before 2021. Starting from 2021, we shifted our customer development strategy from our previous strategy of primarily expanding our customer base to a strategy of deepening customer engagement— with a focus on premium-plus customers who we believe will have more sizable and stable demands for our solutions in the long term, and, at the same time, we gradually phased out certain low-value products. Therefore, we experienced a decrease in the number of our premium customers from 2021 to 2022. Due to the increasing number of premium plus customer as a percentage of total premium customers, our revenue per premium customer increased to RMB2.8 million in 2022, compared with RMB2.2 million in 2021.

Revenue Per Premium-Plus Customer

We view customers with revenue contribution of at least RMB1,000,000 since the beginning of the applicable fiscal year as our premium-plus customers. Since 2021, we have started to focus on the development of and deepening of relationship with premium-plus customers, including by converting existing premium customers, as we believe they tend to have more sizable and stable demand for our solutions. As a result, the number of our premium-plus customers grew at a CAGR of 14.7% from 2020 to 2022.  The number of premium-plus customer grew by 9 from 212 in 2021 to 221 in 2022, benefiting from increasing market recognition of products on our Gamma platform.

Revenue per premium-plus customer decreased from RMB8.2 million in 2020 to RMB7.4 million 2021, and further increased to RMB7.6 million in 2022. The fluctuation in revenue per premium-plus customer in 2021 was due to changes in product mix in connection with our product optimization efforts from time to time. The fluctuation in revenue per premium-plus customer in 2021 was also due to the addition of more new premium-plus customers in 2021. Benefitting from the deepening engagement with our customers, revenue per premium-plus customer started to pick up in 2022.

From 2021, we shifted our customer development strategy from primarily expanding customer base to deepening customer engagement, in particular with respect to premium-plus customers, for higher quality and more sustainable growth. Specifically, we had adopted the following initiatives:

●	Growing customer stickiness through infrastructure products, such as cloud and core system products on our Gamma Platform, which are deeply integrated into our customers’ daily operations;
●	Expanding the depth and breadth of our solutions: sales of end-to-end solutions, covering marketing, risk management, management and operational functions and establishing integrated, full-stack solutions from infrastructure-as-a-service, or IaaS, to platform-as-a-service, or PaaS, to meet more customer needs; and
●	Expanding our customer servicing network: expanding the coverage of our sales and customer service activities to additional ten provinces, in addition to Beijing, Shanghai, Chengdu and Shenzhen.

These initiatives have helped us improve our net expansion rate per premium and premium-plus customers. Please refer to “– Net Expansion Rate” below.

Revenue from Third-Party Customer as a Percentage of Total Revenue

We have continued to seek diversification of revenue and customers base. We use revenue from third-party customers, which refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period, as a percentage of our total revenue, to measure our customer diversification. Our revenue from third-party customers increased by 11.7% from RMB1,242.2 million in 2020 to RMB1,387.6 million in 2021, and further increased by 6.5% to RMB1,477.9 million (US$214.3 million) in 2022. Our revenue from third-party customers as a percentage of total revenue decreased from 37.5% in 2020 to 33.6% in 2021 and further to 33.1% in 2022. Our revenue from third-party customers as a percentage of total revenue decreased in 2020, 2021 and 2022 as a result of our launch of the Gamma FinCloud in the second quarter of 2020 for which Ping An Group has been one of the main customers during the initial development stage; transition regarding our customer focus since 2021 where we started to place a greater focus on medium and large-sized financial institutions and terminated services with certain smaller customers; change in product portfolio to phase out certain low-value products and the macro impact of COVID-19.

Net Expansion Rate

We use net expansion rate to evaluate the retention and expansion of our customer relationships on a year-on-year basis for our premium customers and premium-plus customers. Net expansion rate in a given year (the “current” year) for premium customers in the preceding year (the “base” year) is calculated as the ratio between (i) the revenue contribution from premium customers in the current year who are also our premium customers in the base year, and (ii) the total revenue contribution from premium customers in the base year, expressed as a percentage. Net expansion rate in a given year (the “current” year) for premium-plus customers in the preceding year (the “base” year) is calculated as the ratio between (i) the revenue contribution from premium-plus customers in the current year who are also our premium-plus customers in the base year, and (ii) the total revenue contribution from premium-plus customers in the base year, expressed as a percentage. Our net expansion rate in 2021 for 2020 premium customers was 96%. Our net expansion rate in 2022 for 2021 premium customers decreased to 81%. Our net expansion rate in 2021 for 2020 premium-plus customers was 91%. Our net expansion rate in 2022 for 2021 premium-plus customers decreased to 82%. The decrease of net expansion rate in 2022 for both our premium customers and premium-plus customers was due to the decreasing revenue contribution from our customers amid the pandemic, such as less usage volume of our intelligent auto insurance solution. Our net expansion rate for premium customers and premium-plus was less than 100% in these periods as we continued to optimize our product portfolio to phase out low-value products and proactively respond to changing regulatory environment. As we continue to deepen customer engagement with premium-plus customers, we expect that their net expansion rate will increase.

Financial Key Performance Indicators

Revenue

The following table sets forth a breakdown of our revenue by segments for the years indicated:

	For the Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Technology Solution Segment(1)
Implementation	851,856	733,648	861,820	124,952
Transaction based and support revenue
- Operation support services	1,061,445	1,097,719	1,140,727	165,390
- Business origination services	605,733	450,597	383,723	55,635
- Risk management services	362,530	534,071	414,849	60,147
- Cloud services platform	314,338	1,050,179	1,315,819	190,776
- Post-implementation support services	55,678	49,447	50,983	73,779
- Others	57,533	182,376	189,541	27,481
Subtotal	3,309,113	4,098,037	4,357,462	631,773

Virtual Bank Business
Interest and commission	3,177	34,320	106,540	15,447

Total	3,312,290	4,132,357	4,464,002	647,219

Notes:

(1)

For the purpose of internal reporting and management’s operation review, we did not segregate our by product or service lines for the year ended December 31, 2020. Hence, we only had one operating segment and do not distinguish between markets or segments for the purpose of internal reporting for such periods. In view of the increased scale of the banking business, and to help investors better understand our revenue structure, a new segment named “Virtual Bank Business” has been separated since the first quarter of 2021. The Board believes that the above changes in segment information better reflect our current market trends, as well as resource allocation and our future business development. For better comparability across periods, numbers in this section have been recast to conform with the new presentation.

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

Transaction-Based and Support Services Revenue

Our revenue from transaction-based and support services consists of (i) revenue from business origination services, which primarily include AI Banker APP and other retail banking business origination modules under digital retail banking solution, (ii) revenue from risk management services, which primarily include intelligent risk management platform under digital banking solution, risk management platform for SME banking under digital commercial banking solution, and anti-fraud and intelligent fast claim function under digital insurance solution, (iii) revenue from operation support services, which primarily include AI customer services and roadside assistance management modules under digital insurance solution, (iv) revenue from cloud services platforms, which represent our Gamma FinCloud launched in 2020, (v) revenue from post-implementation support services, and (vi) revenue from other services, which primarily include service management platform under digital insurance solution.

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

The following table sets forth the breakdown of cost of revenue by nature for the years presented:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Employee benefit expenses(1)	302,377	370,445	417,638	60,552
Technology service fee	868,643	1,177,529	1,310,724	190,037
Technology service fee—business service fees(2)	552,799	878,099	1,086,937	157,591
Technology service fee—labor related costs(1)	315,844	299,430	223,787	32,446
Business origination fee(2)	251,988	276,966	251,377	36,446
Outsourcing labor costs	236,207	331,383	437,217	63,391
Outsourcing labor costs-business service fees(2)	236,207	331,383	255,279	37,012
Outsourcing labor costs-labor related costs(1)	-	-	181,938	26,379
Other costs(2)(3)	131,162	238,344	262,814	38,104
Amortization of intangible assets(4)	275,479	297,406	146,466	21,236
Amortization of internally developed application and platform relating to revenue generation	163,117	190,503	110,801	32,446
Amortization of acquired software and other intangible assets	112,362	106,903	35,665	5,171
Depreciation of property and equipment	2,978	3,633	2,750	399
Total	2,068,834	2,695,706	2,828,986	410,164

Notes:

(1)	Under labor related costs.
(2)	Under business service fees.
(3)	Include traveling expenses associated with revenue generation, costs of revenue associated with virtual bank operation, and others including inventory cost for sales of products and payment handling fees paid to third-party payment companies for transaction-based and support services provided to our customers. Include cost of revenue of virtual bank business totaled RMB10.1 million, RMB19.9 million and RMB30.1 million (US$4.4 million) in 2020, 2021 and 2022, respectively.
(4)	Include cost of revenue of virtual bank business totaled RMB10.8 million, RMB18.5 million and RMB26.6 million (US$3.9 million) in 2020, 2021 and 2022, respectively.

Gross Profit and Gross Profit Margin

Our gross profit increased by 15.5% from RMB1,243.5 million in 2020 to RMB1,436.7 million in 2021, and further increased by 13.8% to RMB1,635.0 million (US$237.1 million) in 2022. Our gross profit margin decreased from 37.5% in 2020 to 34.8% in 2021, primarily due to (i) the increased competition; and (ii) changes in the mix of solutions in technology solution segment including product integration in 2021, which resulted in higher costs at the initial transition period, but we believe will lead to more stable revenue growth in future as it allows us to serve customers' need more comprehensively and increase customer stickiness. Our gross profit margin increased from 34.8% in 2021 to 36.6% in 2022, primarily due to on-going product standardization efforts .

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

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of employee benefit expenses. Employee benefit expenses recognized in selling and marketing expenses mainly include wages, salaries and other benefits of employees from our sales and marketing functions. Such employee benefit expenses were RMB416.8 million,  RMB369.9 million and RMB325.3 million (US$47.2 million) in 2020, 2021 and 2022, respectively, representing the majority of our selling and marketing expenses for the same periods.

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

General and Administrative Expenses

Our general and administrative expenses primarily include employee benefit expenses and depreciation of property and equipment. Employee benefit expenses recognized in general and administrative expenses mainly include wages, salaries and other benefits of our general management and back office employees. Employee benefit expenses were RMB439.4million, RMB419.6 million and RMB409.6 million (US$59.4 million) in 2020, 2021 and 2022, respectively, representing the largest expenses in our general and administrative expenses for the same periods. Depreciation of property and equipment recognized in general and administrative expenses mainly represents depreciation of properties and equipment which are for general and administrative use. Depreciation of property and equipment was RMB122.9 million, RMB116.6 million and RMB97.6 million (US$14.2 million) in 2020, 2021 and 2022, respectively.

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

The table below sets forth a reconciliation of our gross profit to non-IFRS gross profit and non-IPRS gross profit margin for the periods indicated:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands, except for )%
Reconciliation
Gross profit	1,243,456	1,436,651	1,635,016	237,055
Non-IFRS adjustment:
Amortization of intangible assets recognized in cost of revenue	293,141	297,406	152,837	22,159
Depreciation of property and equipment recognized in cost of revenue	2,978	3,633	2,750	398,713
Share-based compensation expenses recognized in cost of revenue	6,904	935	—	—
Non-IFRS gross profit	1,546,479	1,738,625	1,790,603	259,613
Non-IFRS gross profit margin	46.7%	42.1%	40.1%	40.1%

Our non-IFRS gross profit margin decreased from 46.7% in 2020 to 42.1% in 2021, primarily due to changes in the mix of solutions. Our non-IFRS gross profit margin further decreased to 40.1% in 2022, primarily due to changes in the mix of solutions and delay of certain projects which was mainly caused by the pandemic.

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

Indonesia

The income tax provision in respect of our operations in Indonesia was calculated at the tax rate of 25% on the gross revenue for the year ended December 31, 2020, and 22% on the taxable profits for the year ended December 31, 2021 and 2022.

Singapore

The income tax provision in respect of our operations in Singapore was calculated at the tax rate of 17% on the taxable profits during the periods presented, based on the existing legislation, interpretations and practices. During the quarter ended December 31, 2019, we received an award from the Singapore Economic Development Board for a Development and Expansion Incentive that will reduce our local tax on Singapore income from a statutory rate of 17% to 5%, effective for fiscal years 2019 through 2028. No Singapore profits tax was provided for as there was no estimated taxable profits that was subject to Singapore profits tax during the years ended December 31, 2020, 2021 and 2022.

Malaysia

The Malaysia income tax rate is 24%. No Malaysia profits tax was provided for as there was no estimated taxable profit that was subject to Malaysia profits tax during the years ended December 31, 2020, 2021 and 2022.

Philippines

The Philippines income tax rate is 25%. No Philippines profits tax was provided for as there was no estimated taxable profit that was subject to Philippines profits tax during the years ended December 31, 2020, 2021 and 2022.

China

For our operations in the PRC, we are subject to a general PRC corporate income tax rate of 25%. Four of our consolidated operating entities, Shenzhen OneConnect, Vantage Point Technology, Beijing BER and Shenzhen CA are qualified as high and new technology enterprises and accordingly are entitled to a reduced income tax rate of 15%. Our PRC subsidiary Shenzhen OneConnect Technology Services Co.,Ltd and Ping An OneConnect Cloud Technology (Shenzhen) Co., Ltd. are both companies registered in the China (Guangdong) Pilot Free Trade Zone Qianhai & Shekou Area of Shenzhen and accordingly are entitled to a reduced income tax rate of 15%.

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

	Year ended December 31,
	2020		2021		2022

	(in thousands, except %)
		% of		% of			% of
	RMB	revenue	RMB	revenue	RMB	US$	revenue
Revenue	3,312,290	100.0	4,132,357	100.0	4,464,002	647,219	100.0
Cost of revenue(1)	(2,068,834)	(625)	(2,695,706)	(65.2)	(2,828,986)	(410,164)	(63.4)
Gross profit	1,243,456	37.5	1,436,651	34.8	1,635,016	237,055	36.6
Research and development costs incurred	(1,349,292)	(40.7)	(1,415,305)	(34.2)	(1,462,641)	(212,063)	(32.8)
Less: capitalized	176,002	5.3	62,287	1.5	44,950	6,517	1.0
Research and development expenses(1)	(1,173,290)	(35.4)	(1,353,018)	(32.7)	(1,417,691)	(205,546)	(31.8)
Selling and marketing expenses(1)	(629,488)	(19.0)	(588,380)	(14.2)	(411,356)	(59,641)	(9.2)
General and administrative expenses(1)	(834,917)	(252)	(841,685)	(20.4)	(824,711)	(119,572)	(18.5)
Net impairment losses on financial and contract assets	(134,519)	(4.1)	(72,229)	(1.7)	(33,639)	(4,877)	(0.8)
Other income, gains or loss-net	58,432	(1.8)	13,921	0.3	70,818	10,268	1.6
Operating loss	(1,470,326)	(44.4)	(1,404,740)	(34.0)	(981,563)	(142,313)	(22.0)
Finance income	77,237	2.3	28,823	0.7	14,709	2,133	0.3
Finance costs	(150,363)	(4.5)	(76,637)	(1.9)	(37,173)	(5,390)	(0.8)
Finance costs-net	(73,126)	(22)	(47,814)	(1.2)	(22,464)	(3,257)	(0.5)
Share of net (losses)/gain of associate and joint venture-net	(7,802)	(0.2)	9,946	0.2	24,852	3,603	0.6
Impairment charges on associates	—	—	—	—	(10,998)	(1,595)	(0.2)
Loss before income tax	(1,551,254)	(46.8)	(1,442,608)	(34.9)	(990,173)	(143,562)	(22.2)
Income tax benefit/ (expense)	137,131	4.1	112,095	2.7	62,147	9,010	1.4
Loss for the year	(1,414,123)	(42.7)	(1,330,513)	(32.2)	(928,026)	(134,551)	(20.8)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenue	6,904	935	—	—
Research and development expenses	26,635	5,185	—	—
Selling and marketing expenses	21,049	2,854	1,002	145
General and administrative expenses	35,064	16,435	12,359	1,791
Total	89,652	25,409	13,361	1,937

Segment Information

The table below sets forth certain financial information of our operating segments for the years indicated:

	For the Year Ended December 31, 2020
			Intersegment
	Virtual Bank	Technology	eliminations &
	Business	Solution	adjustments	Consolidated

	(RMB in thousands)

Revenue	3,177	3,353,903	(44,790)	3,312,290
Cost of revenue	(20,953)	(2,092,671)	44,790	(2,068,834)
Gross profit	(17,776)	1,261,232	—	1,243,456

Research and development expenses	(27,395)	(1,145,895)	—	(1,173,290)
Selling and marketing expenses	(18,622)	(610,866)	—	(629,488)
General and administrative expenses	(106,291)	(728,626)	—	(834,917)
Net impairment losses on financial and contract assets	(712)	(133,807)	—	(134,519)
Other income, gains or loss-net	7,440	50,992	—	58,432
Operating loss	(163,356)	(1,306,970)	—	(1,470,326)

	For the Year Ended December 31, 2021
			Intersegment
	Virtual Bank	Technology	eliminations &
	Business	Solution	adjustments	Consolidated

	(RMB in thousands)
Revenue	34,320	4,098,734	(697)	4,132,357
Cost of revenue	(37,748)	(2,658,655)	697	(2,695,706)
Gross profit	(3,428)	1,440,079	—	1,436,651

Research and development expenses	(33,192)	(1,319,826)	—	(1,353,018)
Selling and marketing expenses	(38,042)	(550,338)	—	(588,380)
General and administrative expenses	(99,796)	(741,889)	—	(841,685)
Net impairment losses on financial and contract assets	(1,250)	(70,979)	—	(72,229)
Other income, gains or loss-net	91	13,830	—	13,921
Operating loss	(175,617)	(1,229,123)	—	(1,404,740)

	For the Year Ended December 31, 2022
					Intersegment
	Virtual Bank				eliminations &
	Business		Technology Solution		adjustments		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(RMB in thousands)
Revenue	106,540	15,447	4,360,546	632,220	(3,084)	(447)	4,464,002	647,219
Cost of revenue	(56,716)	(8,223)	(2,775,354)	(402,389)	3,084	447	(2,828,986)	(410,164)
Gross profit	49,824	7,224	1,585,192	229,831	—	—	1,635,016	237,055
Research and development expenses	(18,276)	(2,650)	(1,399,415)	(202,896)	—	—	(1,417,691)	(205,546)
Selling and marketing expenses	(41,408)	(6,004)	(369,948)	(53,637)	—	—	(411,356)	(59,641)
General and administrative expenses	(114,546)	(16,608)	(710,165)	(102,964)	—	—	(824,711)	(119,572)
Net impairment losses on financial and contract assets	(10,616)	(1,539)	(23,023)	(3,338)	—	—	(33,639)	(4,877)
Other income, gains or loss-net	(544)	(79)	71,362	(10,347)	—	—	70,818	10,268
Operating loss	(135,566)	(19,655)	(845,997)	(122,658)	—	—	(981,563)	(142,313)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue

The table below presents our revenue by type for the periods indicated and the period-on-period change, in absolute amount and by percentage.

	For the Year ended December 31,
	2021		2022		Changes
	RMB	%	RMB	%	RMB	%

	(in thousands, except )%

Technology Solution Segment(1)
Implementation revenue	733,648	17.8	861,820	19.3	128,172	17.5
Transaction‑based and support revenue
- Operation support services	1,097,719	26.6	1,140,727	25.6	43,008	3.9
- Business origination services	450,597	10.9	383,723	8.6	(66,874)	(14.8)
- Risk management services	534,071	12.9	414,849	9.3	(119,222)	(22.3)
- Cloud services platform	1,050,179	25.4	1,315,819	29.5	265,640	25.3
- Post-implementation support services	49,447	1.2	50,983	1.1	1,536	3.1
- Others	182,376	4.4	189,541	4.2	7,165	3.9
- Sub‑total for transaction-based and support revenue	3,364,389	81.4	3,495,642	78.3	131,253	3.9
Sub-total	4,098,037	99.2	4,357,462	97.6	259,425	6.3

Virtual Bank Business
Interest and commission	34,320	0.8	106,540	2.4	72,220	210.4

Total	4,132,357	100.0	4,464,002	100.0	331,645	8.0

Note:

(1)	Intersegment eliminations and adjustments are included under technology solution segment.

Our revenue increased by 8.0% to RMB4,464.0 million (US$647.2 million) in 2022 from RMB4,132.4 million in 2021, primarily as a result of the increase in revenue from technology solution.

Technology Solution. Our revenue from technology solution increased by 6.3% to RMB4,357.5 million (US$631.8 million) in 2022 compared to RMB4,098.0 million in 2021, primarily as a result of the increase in revenue generated from our implementation and cloud services platform.

●	Our implementation revenue increased by 17.5% to RMB861.8 million (US$125.0 million) in 2022 from RMB733.6 million in 2021, primarily due to an increase in our implementation revenue generated from our insurance solutions and Gamma FinCloud.
●	Our transaction-based and support services revenue increased by 3.9% to RMB3,495.6 million (US$506.8 million) in 2022 compared with RMB3,364.4 million in 2021, primarily due to (i) an increase of RMB265.6 million from our revenue from cloud services platform due to an increase in the number of customers using our Gamma FinCloud and (ii) increase from operation support services by 3.9% to RMB1,140.7 million in 2022 from RMB1,097.7 million in 2021. This increase was due to (i) the roll-out of our gamma platform AI customer service and other products; and (ii) increased demands for solutions in cloud services platform, mainly benefitting from on-going digital transformation within Ping An Group. The increase was partially offset by (i) a decrease of RMB119.2 million in our revenue from risk management services primarily due to decreased customer demands affected by the macro-economy headwind; (ii) a decrease of RMB66.9 million in our revenue from business origination services primarily due to our continuous phasing out of low-value solutions and cautions among financial institutions in response to tightened regulations.

Virtual Bank Business. Our interest and commission revenue increased significantly to RMB106.5 million (US$15.4 million) in 2022 compared with RMB34.3 million in 2021, primarily due to the rapid growth in customer demand.

Cost of Revenue

Our cost of revenue increased by 4.9% to RMB2,829.0 million (US$410.2 million) in 2022 compared with RMB2,695.7 million in 2021, primarily as a result of the increase in cost of revenue of technology solution.

Technology Solution. Our cost of revenue of technology solution increased by 4.4% to RMB2,775.4 million (US$402.4 million) in 2022 compared with RMB2,658.7 million in 2021. The increase was primarily driven by (i) an increase in business service fees (which consist of business service fees under technology service fee, outsourcing labor costs, and other costs) by 7.1% to RMB1,826.3 million in 2022, compared with RMB1,704.9 million in 2021 as we continued to expand our business and (ii) an increase in labor related costs (which consist of employee benefit expenses and labor related costs under technology service fee) by 22.9% to RMB823.4 million in 2022, compared with RMB669.9 million in 2021, offset by a 57.0% decrease in amortization of intangible assets recognized in cost of revenue to RMB119.8 million in 2022, compared with RMB278.9 million in 2021, primarily related to amortization of internally developed application and platform relating to revenue generation, most of which had been fully amortized by 2021. The increase in business service fees was primarily driven by an 23.8% increase in business service fees under technology service fee to RMB1,086.9 million in 2022 compared with RMB878.1 million in 2021, primarily related to our Gamma Platform. Business service fees as a percentage of revenue slightly increased from 41.7% in 2021 to 42.0% in 2022, which resulted in higher costs during this initial transition period. The increase in labor related costs was primarily  driven by the RMB181.9 million outsourcing labor costs-labor related costs we incurred since 2022 for better project management and cost optimization. Labor related costs as a percentage of revenue increased from 16.3% in 2021 to 18.9% in 2022, which was in relation to increase in implementation revenue, which are more labor intensive compared to other solutions and services we provide.

Virtual Bank Business. Our cost of revenue of virtual bank business increased by 50.2% to RMB56.7 million (US$8.2 million) in 2022 compared with RMB37.7 million in 2021, as a result of the rapid growth of our virtual bank’s banking business since September 2020.

Gross Profit

As a result of the foregoing, our overall gross profit increased by 13.8% to RMB1,635.0 million in 2022 (US$237.1 million) compared to RMB1,436.7 million in 2021. Our gross profit margin increased to 36.6% in 2022 compared to 34.8% in 2021, benefitting from on-going product standardization efforts. Our non-IFRS gross profit margin decreased to 40.1% for the year ended December 31, 2022 compared to 42.1% for the corresponding period of 2021.

Operating Expenses

Research and Development Expenses

Our research and development costs incurred increased by 3.3% to RMB1,462.6 million (US$212.1 million) in 2022 compared to RMB1,415.3 million in 2021 primarily due to our investments to enhance our existing solutions as well as for innovations, including upgrades of our platforms and research development of our cloud services platform. The increase was primarily driven by a 10.2% increase in technology service fee to RMB946.7 million in 2022 from RMB859.3 million in 2021, which related to the upgrades of our platforms and research and development of our cloud services platforms and our AI customer service, partially offset by a 8.8% decrease in  employee benefit expenses to RMB469.3 million in 2022 from RMB514.5 million in 2021 due to our resource optimization efforts. Our research and development expenses increased by 4.8% to RMB1,417.7 million (US$205.5 million) in 2022 compared to RMB1,353.0 million in 2021. The difference between our research and development costs incurred and our research and development expenses realized was our capitalization of research and development costs of RMB62.3 million and RMB45.0 million (US$6.5 million) related to the development of our products/modules in 2021 and 2022, respectively. We capitalized less research and development costs in 2022 compared to 2021 because more research and development projects reached the point of commercialization in 2021 compared to 2022. Our capitalized research and development costs as a percentage of revenue decreased to 1.0% in 2022 compared to 1.5% in 2021 due to the same reason.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 30.1% to RMB411.4 million (US$59.6 million) in 2022 compared to RMB588.4 million in 2021, primarily due to (i) a 54.9% decrease in marketing and advertising expenses to RMB50.0 million in 2022 from RMB110.8 million in 2021 because we conducted fewer marketing campaigns in 2022, (ii) a 12.1% decrease in employee benefit expenses to RMB325.3 million in 2022 from RMB369.9 million due to our employee-optimization efforts and (iii) a significant decrease in telecommunication expenses to nil in 2022 from RMB36.7 million in 2021 due to tightened regulations related to marketing through text messages. Our selling and marketing expenses as a percentage of revenue decreased to 9.2% in 2022 compared to 14.2% in 2021, as we benefited from economies of scale.

General and Administrative Expenses

Our general and administrative expenses decreased by 2.0% to RMB824.7 million (US$119.6 million) in 2022 from RMB841.7 million in 2021, primarily due to (i) a 45.6% decrease in other expenses to RMB61.3 million in 2022 from RMB112.6 million in 2021 as a result of our cost control efforts, (ii) a 2.4% decrease in employee benefit expenses to RMB409.6 million in 2022 from RMB419.6 million in 2021 due to our employee optimization efforts, and (iii) a 16.3% decrease in depreciation of property, plant and equipment to RMB97.6 million in 2022 from RMB116.6 million in 2021, which is in line with our employee optimization efforts, partially offset by a 84.3% increase in professional service fee which was a result of higher expenses related to the listing on the Hong Kong Stock Exchange. Our general and administrative expenses as a percentage of revenue decreased to 18.5 % in 2022 compared to 20.4% in 2021, as we benefited from economies of scale.

Net Impairment Losses on Financial and Contract Assets

Our net impairment losses on financial assets decreased by 53.4% to RMB33.6 million (US$4.9 million) in 2022 compared to RMB72.2 million in 2021, primarily due to our collection and enhanced account receivable management efforts as well as the improvement in the quality of our accounts receivable.

Other Income, Gain— Net

Our other income, gain-net significantly increased by 408.7% to RMB70.8 million (US$10.3 million) in 2022 from RMB13.9 million in 2021, primarily due to a higher net gain on derivatives and gains from decreased redemption liability related to our acquisition of BER Technology’s remaining 20% equity.

Finance Income

Our finance income decreased by 49.0% to RMB14.7 million (US$2.1 million) in 2022 compared to RMB28.8 million in 2021, primarily due to our lower average cash balances as we decreased our onshore bank borrowings, which reduced our need to retain cash collateral.

Finance Costs

Our finance costs decreased by 51.5% to RMB37.2 million (US$5.4 million) in 2022 compared to RMB76.6 million in 2021, primarily due to our lower level of onshore bank borrowings.

Share of Net Gain (Losses) of Associate and Joint Venture

Our share of gains of associate and joint venture increased significantly from RMB9.9 million in 2021 to RMB24.9 million (US$3.6 million) in 2022, primarily contributed by improved profitability of Pingan Puhui Lixin Asset Management Co., Ltd, or “Puhui Lixin”.

Impairment charges on Associates

Our impairment charges on associate in 2022 was RMB11.0 million (US$1.6 million) compared with nil in 2021, primarily contributed by the disposal of Puhui Lixin.

Loss Before Income Tax

As a result of the foregoing, our loss before income tax decreased to RMB990.2 million (US$143.6 million) in 2022 compared to RMB1,442.6 million in 2021.

Income Tax Benefit

Our income tax benefit decreased by 44.6% to RMB62.1 million (US$9.0 million) in 2022 compared to RMB112.1 million in 2021, primarily due to a decrease in deferred income tax as a result of reduction in loss of entities that recognize tax benefit.

Loss for the Year

As a result of the foregoing, our loss decreased to RMB928.0 million (US$134.6 million) in 2022 from RMB1,330.5 million in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue

The table below presents our revenue by type for the periods indicated and the period-on-period change, in absolute amount and by percentage.

	For the Year ended December 31,
	2020		2021		Changes
	RMB	%	RMB	%	RMB	%

	(in thousands, except )%
Technology Solution Segment(1)
Implementation revenue	851,856	25.7	733,648	17.8	(118,208)	(13.9)
Transaction-based and support revenue
—Operation support services	1,061,445	32.0	1,097,719	26.6	36,274	3.4
—Business origination services	605,733	18.3	450,597	10.9	(155,136)	(25.6)
—Risk management services	362,530	10.9	534,071	12.9	171,541	47.3
—Cloud services platform	314,338	9.5	1,050,179	25.4	735,841	234.1
—Post-implementation support services	55,678	1.7	49,447	1.2	(6,231)	(11.2)
—Others	57,533	1.7	182,376	4.4	124,843	217.0
—Sub-total for transaction-based and support revenue	2,457,257	74.2	3,364,389	81.4	907,132	36.9
Sub-total	3,309,113	99.9	4,098,037	99.2	788,924	23.8

Virtual Bank Business
Interest and commission	3,177	0.1	34,320	0.8	31,143	980.3

Total	3,312,290	100.0	4,132,357	100.0	820,067	24.8

Note:

(1)	Intersegment eliminations and adjustments are included under technology solution segment.

Our revenue increased by 24.8% to RMB4,132.4 million in 2021 compared to RMB3,312.3 million in 2020 as a result of the increase in revenue from technology solution.

Technology Solution. Our revenue from technology solution increased by 23.8% to RMB4,098.0 million in 2021 compared to RMB3,309.1 million in 2020 as a result of the increase in transaction-based and support service revenue, partially offset by the decrease in implementation revenue.

●	Our implementation revenue decreased by 13.9% to RMB733.6 million in 2021 compared with RMB851.9 million in 2020, primarily due to decrease in our implementation revenue generated from Ping An Group and its affiliates. Our higher implementation revenue from Ping An Group in 2020 was resulted from a risk control system we implemented for Ping An Group, which was fully completed in 2020.

●	Our transaction-based and support services revenue increased by 36.9% to RMB3,364.4 million in 2021 compared with RMB2,457.3 million in 2020, primarily due to (i) an increase of RMB735.8 million from our revenue from cloud services platform, which was launched in the second quarter of 2020; and (ii) an increase of RMB171.5 million from our revenue from risk management services. The increase from our revenue from cloud services platform was primarily due to business growth and increase in the number of customers using our Gamma FinCloud. The increase in our revenue from risk management services was primarily due to increasing demands in risk management products such as banking related risk analytics solutions and data middle platform. The increase was partially offset by an decrease of RMB155.1 million in our revenue from business origination services primarily due to our continuous phasing out of low-value solutions, such as channel referral services, basic data processing tools and merchant acquisition tools, many of which were under business origination services. To a lesser extent, the decrease in revenue from business origination services was due to cautions among financial institutions in response to tightened regulations such as regulatory changes in online consumer finance, which led to a decrease in transaction volume by our customers. Please see “Risk Factors – Risks Relating to our Business and Industry – Our customers include commercial banks and other financial institutions that are highly regulated, and the tightening of laws, regulations or standards in the financial services industry could harm our business.”

Virtual Bank Business. Our interest and commission revenue increased significantly to RMB34.3 million in 2021 compared with RMB3.2 million in 2020, primarily due to the rapid growth of our banking business since September 2020. For example, the customer loan volume increased from HKD69.7 million in 2020 to HKD1,361.2 million in 2021.

Cost of Revenue

Our cost of revenue increased by 30.3% to RMB2,695.7 million in 2021 compared with RMB2,068.8 million in 2020 as a result of increase in cost of revenue from technology solution.

Technology Solution. Our cost of revenue of technology solution increased by 27.0% to RMB2,658.7 million in 2021 compared with RMB2,092.7 million in 2020 The increase was primarily driven by (i) an increase in business service fees, which consist of business service fees under technology service fee, business origination fee, outsourcing labor costs, and other costs, by 46.9% to RMB1,706.9 million in 2021, compared with RMB1,162.0 million in 2020, and (ii) the increase in labor-related costs, which consist of employee benefit expenses and labor-related costs under technology service fee, by 8.4% to RMB669.9 million in 2021 compared with RMB618.2 million in 2020. The increase in business service fees was primarily driven by an 58.8% increase in business service fees under technology service fee to RMB878.1 million in 2021 compared with RMB552.8 million in 2020, primarily related to our Gamma Platform. Business service fees as a percentage of revenue increased from 35.1% in 2020 to 41.7% in 2021 due to product integration, which resulted in higher costs at the initial transition period. The increase in labor related costs was primarily driven by a 22.5% increase in employee benefit expenses to RMB370.4 million in 2021 compared to RMB302.4 million in 2020, which were primarily related to the upgrade of our solutions. Labor related costs as a percentage of revenue decreased from 18.7% in 2020 to 16.3% in 2021, primarily due to decrease in revenue from implementation services, which are more labor intensive compared to other solutions and services we provide. Amortization of intangible assets recognized in cost of revenue increased by 4.6% to RMB276.8 million in 2021 compared with RMB264.7 million in 2020, primarily related to the amortization of the insurance broker license and insurance agency license we acquired in the fourth quarter of 2020, and the increased amortization of our platforms and technologies.

Virtual Bank Business. Our cost of revenue of virtual bank business increased by 79.5% to RMB37.7 million in 2021 compared with RMB21.0 million in 2020, as a result of the rapid growth of our virtual bank’s banking business since September 2020.

Gross Profit

As a result of the foregoing, our overall gross profit increased by 15.5% to RMB1,436.7 million in 2021 compared to RMB1,243.5 million in 2020. Our gross profit margin decreased to 34.8% in 2021 compared to 37.5% in 2020, primarily due to (i) the increased competition; and (ii) changes in the mix of solutions in technology solution segment including product integration in 2021, which resulted in higher costs at the initial transition period, but we believe will lead to more stable revenue growth in future as it allows us to serve customers’ need more comprehensively and increase customer stickiness.

Operating Expenses

Research and Development Expenses

Our research and development costs incurred increased by 4.9% to RMB1,415.3 million in 2021 compared to RMB1,349.3 million in 2020 primarily due to higher expenses for the development of our cloud services platforms and our AI customer service. The increase was driven by a 26.0% increase in technology service fee to RMB859.3 million in 2021 from RMB682.2 million in 2020, which related to the upgrades of our platforms and research and development of our cloud services platforms and our AI customer service. Our research and development expenses increased by 15.3% to  RMB1,353.0 million in 2021 compared to RMB1,173.3 million in 2020. The difference between our research and development costs incurred and our research and development expenses realized was our capitalization of research and development costs of RMB176.0 million and RMB62.3 million related to the development of our products/modules in 2020 and 2021, respectively. We capitalized less research and development costs in 2021 compared to 2020 because more research and development projects reached the point of commercialization in 2020 compared to 2021. Our capitalized research and development costs as a percentage of revenue decreased to 1.5% in 2021 compared to 5.3% in 2020 as we capitalized less research and development costs in 2021.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 6.5% to RMB588.4 million in 2021 compared to RMB629.5 million in 2020, primarily due to (i) decrease in telecommunication expenses by 63.2% to RMB36.7 million in 2021 compared to RMB99.6 million in 2020 due to tightened regulations related to marketing through text messages; and (ii) decrease in employee benefit expenses by 11.3% to RMB369.9 million in 2021 compared to RMB416.8 million in 2020 as we paid less bonus to employees and the decrease in our share price, which affected the value of our share-based compensation. The decrease was partially offset by significant increase in marketing and advertising fee to RMB110.8 million in 2021 compared to RMB58.7 million in 2020, primarily due to our increased marketing campaigns. Our sales and marketing personnel increased from 925 as of December 31, 2020 to 983 as of December 31, 2021. Our selling and marketing expenses as a percentage of revenue decreased to 14.2% in 2021 compared to 19.0% in 2020, as we benefited from economies of scale.

General and Administrative Expenses

Our general and administrative expenses slightly increased to RMB841.7 million in 2021 compared to RMB834.9 million in 2020, primarily due to (i) significant increase in outsourcing labor costs to RMB91.4 million in 2021 compared to RMB41.2 million in 2020 to support our business operation; and (ii) a significant increase in travelling expense to RMB20.6 million in 2021 compared to RMB7.2 million in 2020, primarily due to the relaxation of travel restrictions in 2021 in China. This increase was offset by (i) a decrease in employee benefit expenses by 4.5% to RMB419.6 million in 2021 compared to RMB439.4 million in 2020 as we paid less bonus to employees and the decrease in our share price, which affected the value of our share-based compensation; and (ii) a decrease in others by 11.0% to RMB112.6 million in 2021 compared to RMB126.6 million in 2020, which primarily due to our cost optimization efforts. Our general and administrative personnel increased from 339 as of December 31, 2020 to 382 as of December 31, 2021. Our general and administrative expenses as a percentage of revenue decreased to 20.4% in 2021 compared to 25.2% in 2020, as we benefited from economies of scale.

Net Impairment Losses on Financial and Contract Assets

Our net impairment losses on financial assets decreased by 46.3% to RMB72.2 million in 2021 compared to RMB134.5 million in 2020, primarily due to our collection and enhanced account receivable management efforts as well as the improvement in the quality of our accounts receivable. We had relatively higher impairment losses on financial and contract assets in 2020, which resulted in a longer payment cycle from customers or higher rates of bad debts.

Other Income, Gain— Net

Our other income decreased by 76.2% to RMB13.9 million in 2021 compared to RMB58.4 million in 2020, primarily due to decrease in net foreign exchange gain and government grants, partially offset by decreases in net loss on derivatives and guarantee gain. The decrease in net foreign exchange gain in 2021 compared with 2020 was due to the depreciation of the RMB against U.S. dollars. The decrease in government grants in 2021 compared with 2020 was due to higher subsidies we received in 2020. The decrease in net loss on derivatives in 2021 compared with 2020 was due to the appreciation of the U.S. dollar against RMB. We incurred guarantee loss related to legacy loans in 2020. All of these legacy loans matured as of January 2021.

Finance Income

Our finance income decreased by 62.7% to RMB28.8 million in 2021 compared to RMB77.2 million in 2020, primarily due to our lower average cash balances, as we decreased our onshore bank borrowings in 2021.

Finance Costs

Our finance costs decreased by 49.0% to RMB76.6 million in 2021 compared to RMB150.4 million in 2020, primarily due to our lower level of onshore bank borrowing. We pledged the offshore proceeds from our previous financings for onshore bank borrowings.

Share of Net Gain (Losses) of Associate and Joint Venture

We recorded share of net income of associate and joint venture of RMB9.9 million in 2021 while we incurred share of net loss of associate and joint venture of RMB7.8 million in 2020 as Puhui Lixin became profitable in 2021.

Loss Before Income Tax

As a result of the foregoing, our loss before income tax decreased to RMB1,442.6 million in 2021 compared to RMB1,551.3 million in 2020.

Income Tax Benefit

Our income tax benefit decreased by 18.3% to RMB112.1 million in 2021 compared to RMB137.1 million in 2020, primarily due to a reduction in loss before income tax. Our effective tax rate was (8.8)% and (7.8)% in 2020 and 2021, respectively.

Loss for the Year

As a result of the foregoing, our loss for the year decreased to RMB1,330.5 million in 2021 compared to RMB1,414.1 million in 2020.

B. Liquidity And Capital Resources

Liquidity

Our principal sources of liquidity of our technology solution segment have been cash and cash equivalents, redeemable wealth management products, bank borrowings and cash generated from financing activities. Our principal sources of liquidity of our virtual bank business segment have been customer deposits from our virtual bank operation. As of December 31, 2022, we had cash and cash equivalents of RMB1,907.8 million (US$276.6 million), restricted cash and time deposits over three months of RMB343.8 million (US$49.8 million) and financial assets at fair value through profit or loss of RMB690.6 million (US$100.1 million). Our cash and cash equivalents primarily represent cash at banks, and our restricted cash and time deposits over three months consists primarily of pledged offshore bank deposits for onshore bank borrowings. Out of our cash and cash equivalents as of December 31, 2022, RMB313,559 thousand (US$45,462 thousand) was held in U.S. dollar, RMB1,045,135 thousand (US$151,530 thousand) was held in Renminbi, RMB530,861 thousand (US$76,968 thousand) was held in Hong Kong dollars, RMB13,821 thousand (US$2,004 thousand) was held in Singapore dollars, RMB1,680 thousand (US$244 thousand) was held in Indonesian rupiah, RMB1,585 thousand (US$230 thousand) was held in Malaysian ringgit, and RMB1,135 thousand (US$165 thousand) was held in Philippine Pesos. We closely monitor our cash balance and future payments obligations by preparing monthly management account and fund requirement reports to provide a timely overview of our overall cash position and liquidity and risk control measurements. Such reports will be reviewed by our chief financial officer and our financial controller. In addition, we have adopted a stringent cash management policy. We also regularly monitor our current and expected liquidity requirements to ensure that we maintain sufficient cash balances to meet our liquidity needs. As of December 31, 2022, the VIEs held RMB906.3 million (US$131.4 million) cash and cash equivalents.

As of the date of this annual report, we had credit facilities from three Chinese banks in the aggregate committed credit of RMB295 million (US$42.8 million).

These banks are China Everbright Bank, Hua Xia Bank and Bank of Beijing. As of the date of this annual report, we had an aggregate drawn-down of RMB275 million (US$39.9 million) from these three banks, with maturities ranging from May 2023 to August 2023.

The weighted average annual interest rate under our outstanding borrowings was 4.61% as of December 31, 2022. None of our credit facilities contain a material financial covenant.

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

Although we consolidate the results of the VIEs and their subsidiaries, we only have access to the assets or earnings of the VIEs and their subsidiaries through our contractual arrangements with the VIEs, their respective subsidiaries and shareholders.

We may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations.

Substantially all of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC regulatory authority may at its discretion restrict access to foreign currencies for current account transactions in the future.

Cash Flows and Working Capital

The following table sets forth selected cash flow statement information for the years indicated:

	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(704,145)	(404,334)	(745,984)	(108,158)
Net cash generated from investing activities	1,315,725	338,435	1,873,169	271,584
Net cash generated from/(used in) financing activities	1,533,838	(1,611,781)	(694,066)	(100,630)
Net increase/(decrease) in cash and cash equivalents	2,145,418	(1,627,680)	433,119	62,796
Cash and cash equivalents at the beginning of the year/period	1,077,875	3,055,194	1,399,370	202,890
Effects of exchange rate changes on cash and cash equivalents	(168,099)	(28,144)	75,287	10,916
Cash and cash equivalents at the end of year/period	3,055,194	1,399,370	1,907,776	276,602

Operating Activities

Net cash used in operating activities in 2022 was RMB746.0 million (US$108.2 million), while our loss before income tax for the same period was RMB990.2 million (US$143.6 million). The difference was primarily due to adjustment for non-cash and non-operating items of RMB349.3 million (US$50.6 million) and changes in working capital. The adjustments primarily include (i) exchange losses of RMB312.8 million (US$45.3 million), which was related to the appreciation in U.S. dollar in 2022; and (ii) depreciation and amortization of RMB281.4 million (US$40.8 million), which was primarily in relation to our software and platform, partially offset by net gain on derivatives of RMB262.8 million (US$38.1 million), which was related to a forward exchange-rate product we purchased from Ping An Group. The changes in working capital primarily reflected (i) an increase of RMB579.0 million (US$83.9 million) in our customer deposits, which were related to the deposits we received in our virtual bank business; (ii) an increase of RMB504.9 million (US$73.2 million) in financial assets measured at fair value through other comprehensive income from virtual bank, which was related to the rapid growth of the loan business of our virtual bank operation; and (iii) an increase of RMB335.4 million (US$48.6 million) in prepayments and other receivables as we paid more deposits to our suppliers to support our increased purchase.

Net cash used in operating activities in 2021 was RMB404.3 million, while our loss before income tax for the same period was RMB1,442.6 million. The difference was primarily due to adjustment for non-cash and non-operating items of RMB628.5 million and changes in working capital. The adjustments primarily include (i) depreciation and amortization of RMB438.7 million, which was primarily in relation to our software and platform; and (ii) net loss on derivatives of RMB169.5 million, which was related to a forward exchange-rate product we purchased from Ping An Group. The changes in working capital primarily reflected (i) an increase of RMB1,103.5  million in financial assets  at  fair  value  through  other comprehensive income, which was related to the loans we extended in our banking operation of virtual bank in 2021; (ii) an increase of RMB944.3 million in our customer deposits, which were related to the deposits we received in our virtual bank business; (iii) a decrease of RMB587.0 million in financial investments measured at amortized cost from banking operations, which was due to repayment of loans we extended in our virtual bank business in 2020; (iv) an increase of RMB530.1 million in our trade and other payable as a result of our good credit standing; and (v) an increase of RMB356.7 million in prepayment and other receivables as we paid more deposits to our suppliers to support our increased purchase.

Net cash used in operating activities in 2020 was RMB704.1 million, while our loss before income tax for the same period was RMB1,551.3 million. The difference was primarily due to adjustments for non-cash and non-operating items of RMB727.8 million and changes in working capital. The adjustments primarily include (i) depreciation and amortization of RMB421.2 million, which was primarily in relation to our software and platform; and (ii) net loss on derivatives of RMB281.7, which was related to a forward exchange-rate product we purchased from Ping An Group, partially offset by an exchange gain of RMB285.7 million, which was due to the appreciation in U.S. dollar in 2020. The changes in working capital primarily reflected (i) an increase of RMB602.3 million in our financial investments measured at amortized cost from banking operations, which was related to our virtual bank business; (ii) an increase of RMB451.7 million in our trade and other payable as a result of growth in our business; and (iii) an increase of RMB405.9 million in customer deposits, which was related to our virtual bank business.

Investing Activities

Net cash generated from investing activities in 2022 was RMB1,873.2 million (US$271.6 million) primarily due to our proceeds from sale of financial assets at fair value through profit or loss, which was related to our cash management activities.

Net cash generated from investing activities in 2021 was RMB388.4 million primarily due to (i) our proceeds from sale of financial assets at fair value through profit or loss of RMB7,020.0 million, which related to our cash management activities; (ii) refund of restricted cash and time deposits over three months, net of RMB1,206.6 million in relation to release of the pledge of offshore proceeds from our previous financings due to the decrease in our onshore bank borrowings. The cash inflows were partially offset by our payment for financial assets at fair value through profit or loss of RMB7,577.7 million, which related to our cash management activities.

Net cash generated from investing activities in 2020 was RMB1,315.7 million primarily due to (i) our proceeds from sale of financial assets at fair value through profit or loss of RMB8,648.0 million, which related to our cash management activities; (ii) refund of restricted cash and time deposits over three months, net of RMB1,064.8 million in relation to the pledge of offshore proceeds from our previous financings for onshore bank borrowings. The cash inflows were partially offset by our payment for financial assets at fair value through profit or loss of RMB8,433.1 million.

Financing Activities

Net cash used from financing activities 2022 was RMB694.1 million (US$100.6 million), primarily due to repayments of short-term borrowings.

Net cash used in financing activities in 2021 was RMB1,611.8 million, primarily due to repayments of short-term borrowings of RMB2,376.9 million, partially offset by RMB912.9 million for proceeds from short-term borrowings.

Net cash generated from financing activities 2020 was RMB1,533.8 million, primarily due to cash inflow of RMB2,722.4 million for proceeds from issuance of Shares in our follow-on offering and RMB2,257 million for proceeds from short-term borrowings. This cash inflow was partially offset by RMB3,177.2 million for repayments of short-term borrowings and related interest payment of RMB142.6 million.

Capital Expenditures

Our capital expenditures were RMB265.2 million, RMB128.0 million and RMB67.9 million for 2020, 2021 and 2022. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. We will continue to make capital expenditures to meet the needs of the expected growth of our business.

Holding Company Structure

Cash Transfer between our Company, Subsidiaries and VIEs

The following table presents the cash flows among the Company, its subsidiaries, its VIEs and the VIEs’ subsidiaries for the periods indicated:

	For the Year Ended December 31,
	2020	2021	2022

Cash flows through intercompany transfer	(RMB in thousands)
Cash paid by VIE to subsidiaries for technical service fee	(53,766)	(26,649)	(214,400)
Cash paid by subsidiaries to the VIE for technical service fee	31,288	1,562	49,693
Advances from subsidiaries to the VIE	5,740,508	6,830,573	3,310,207
Repayment of advances to Group companies by the VIE	(4,065,767)	(4,864,186)	(2,611,918)

During 2020, 2021 and 2022, the VIEs earned inter-company revenues in the amounts of RMB44,790 thousand, RMB697 thousand and RMB3,084 thousand by providing application and platform implementation to Hong Kong subsidiaries.

Restrictions on Cash Transfers to Us

OneConnect Financial Technology Co., Ltd. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the VIEs in China. We face various restrictions and limitations on foreign exchange; our ability to transfer cash between entities, across borders and to our investors; and our ability to distribute earnings from our subsidiaries and/or the VIEs, to us and holders of our securities as well as the ability to settle amounts owed under the contractual arrangements with the VIEs. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. In particular, subject to certain cumulative limits, the statutory reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a PRC subsidiary’s registered capital. These reserve funds can only be used for such specific purposes as provided in PRC laws, and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from our PRC subsidiaries, the share capital of our PRC subsidiaries is considered restricted.

Due to various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we and the VIEs may not be able to obtain the necessary government approvals or complete the necessary government registrations or other procedures on a timely basis, or at all, with respect to future loans by us to our PRC subsidiaries or the VIEs or with respect to future capital contributions by us to our PRC subsidiaries. This may delay or prevent us from using our offshore funds to make loans or capital contribution to our PRC subsidiaries and the VIEs, and thus may restrict our ability to execute our business strategy, and materially and adversely affect our liquidity and our ability to fund and expand our business.

In addition, uncertainties regarding the interpretation and implementation of the contractual arrangements with the VIEs could limit our ability to enforce such agreements. If the PRC authorities determine that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if current regulations change or are interpreted differently in the future, our ability to settle amount owed by the VIEs under the VIE agreements may be seriously hindered.

Furthermore, due to restrictions on foreign exchange placed on our PRC subsidiaries and the VIEs by the PRC regulatory authority under PRC laws and regulations, to the extent cash is located in the PRC or within a PRC-domiciled entity and may need to be used to fund our operations outside of the PRC, the funds may not be available due to such limitations unless and until related approvals and registrations are obtained. Under regulations of the SAFE, the Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approvals and registrations of the SAFE and other competent PRC authorities are obtained.

Taxation on Dividends or Distributions

The PRC Enterprise Income Tax Law and its implementing regulations provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered resident enterprises. Currently, it is still unclear whether the PRC tax authorities would determine that we should be classified as a PRC resident enterprise. See “Item 10. Additional Information — E. Taxation — PRC Taxation.”

The EIT Law imposes a withholding tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding tax rate. A holding company which is a tax resident in Hong Kong, for example, would be subject to a 5% withholding tax on dividends under the Tax Arrangement between China and the Hong Kong Special Administrative Region if the holding company is the beneficial owner of the dividends, holds more than 25% of the share capital of the PRC company and has commercial substance.

The EIT Law provides that PRC resident enterprises are generally subject to a uniform 25%  enterprise income tax rate on their worldwide income. Therefore, if we are treated as a PRC resident enterprise, we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although we may be exempted from enterprise income tax on dividends distributed from our directly or indirectly controlled non-PRC subsidiaries sourced from outside China, since such income received by PRC resident enterprise may be tax exempted subject to certain requirements and limitations under the EIT Law.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%(3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to OneConnect Financial Technology Co., Ltd /shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)

Under the terms of VIE agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and the VIEs file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.

(3)

Certain of our subsidiaries and the VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)

The EIT Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIEs could, as a matter of last resort, make a nondeductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in such transfer being nondeductible expenses for the VIEs but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

Currently, it is still unclear whether the PRC tax authorities would determine that OneConnect Financial Technology Co., Ltd should be classified as a PRC resident enterprise. If OneConnect Financial Technology Co., Ltd is deemed to be a PRC resident enterprise by the PRC tax authorities, dividends paid to our non-PRC individual shareholders, including our ADS holders, and any gain realized on the transfer of ADSs or ordinary shares by such holders may be subject to PRC individual income tax at a rate of 20% which in the case of dividends may be withheld at source. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares. See “Item 3. Key Information—3D. Risk Factors—Risks Relating to Doing Business in the PRC—You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ordinary shares and ADSs.”

Dividends or distributions to investors

We have not previously declared or paid any cash dividend, dividend in kind or distributions, and have no plan to declare or pay any dividends or distributions in the near future on our ordinary shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. For more information, see “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements in conformity with IFRS as issued by the IASB requires the use of certain critical accounting estimates and also requires us to exercise judgments in the process of applying our accounting policies. We evaluate our estimates and judgments on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements – Note 2 Summary of significant accounting policies and Note 3 Critical accounting estimates and judgments.”

Consolidation of VIEs

We exercise control over the VIEs and have the right to recognize and receive substantially all the economic benefits through the Contractual Arrangements. We consider that we control the VIEs notwithstanding the fact that we do not hold direct equity interests in the VIEs, as we have power over the financial and operating policies of the VIEs and receive substantially all the economic benefits from the business activities of the VIEs through Contractual Arrangements. Accordingly, all these VIEs are accounted for as controlled structured entities and their financial statements have also been consolidated by us.

Impairment of Intangible Assets Including Goodwill

We are required to test goodwill and intangible assets not ready for use on an annual basis. Other intangible assets are tested whenever events or changes in circumstances indicate that the carrying amount of those assets exceeds their recoverable amount. Intangible assets are tested for impairment based on the recoverable amount of the cash generating unit (the “CGU”) to which these assets are related. The recoverable amount is determined based on the higher of fair value less costs to sell and value in use.

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

Our management considers that no impairment charge was required after performing the impairment assessment for the years ended December 31, 2020, 2021 and 2022. The impact of reasonable possible changes in the significant assumptions of goodwill impairment testing has been discussed in Note 13 (a) to the consolidated financial statements included elsewhere in this annual report.

Estimation of the useful life of application and platform included in intangible assets

As of December 31, 2022, the carrying amount of application and platform was RMB191,070,000 (2021: RMB257,118,000). We estimate the useful life of the application and platform to be at least 3 years based on the expected technical obsolescence of such assets. However, the actual useful life may be shorter or longer than 3 years, depending on technical innovations and competitor actions. If it were only 2 years, the amortization would be RMB196,209,000 for the year ended December 31, 2022 (2021: RMB184,392,000, 2020: RMB388,259,000). If the useful life were estimated to be 5 years, the amortization would be RMB78,484,000 for the year ended December 31, 2022 (2021: RMB160,381,000, 2020: RMB155,303,000).

Recognition of share-based compensation expenses

Equity-settled share-based compensation schemes were established for the employees. Our directors have used the Binomial option-pricing model to determine the grant date fair value of the options or restricted shares granted to employees, which is to be expensed over the vesting period. Significant estimate on assumptions, such as the underlying equity value, risk-free interest rate, expected volatility and dividend yield, is required to be made by our directors in applying the Binomial option-pricing model. The values of options or restricted shares are subject to subjectivity and uncertainty relating to the assumptions and limitation of the model used to estimate such values. In addition, we are required to estimate the percentage of grantees that will remain in employment with us and if the performance conditions for vesting will be met at the end of the vesting period. We only recognize an expense for those share options or restricted shares expected to vest over the vesting period.

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

Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact current income tax and deferred income tax in the period in which such determination is made

Impairment of Financial Assets Measured at Amortized Costs

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

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chongfeng Shen	52	Chairman of the Board of Directors and Chief Executive Officer
Rong Chen	54	Director and Co-General Manager
Sin Yin Tan	46	Director
Wenwei Dou	57	Director
Min Zhu	44	Director
Wenjun Wang	55	Director
Xin Fu	43	Director
Yaolin Zhang	65	Independent Director
Tianruo Pu	54	Independent Director
Wing Kin Anthony Chow	72	Independent Director
Ernest Ip	62	Independent Director
Runzhong Huang	50	Executive Vice President
Yongtao Luo	48	Chief Financial Officer

Mr. Chongfeng Shen joined us in October 2021 and is currently our chief executive officer and our chairman of the board of directors. Mr. Shen is mainly responsible for our Group’s day-to-day management. Prior to joining us, Mr. Shen worked at Kingdee Software (China) Co., Ltd. (“Kingdee China”) from November 1998 to October 2021, where he successively served as a department manager of Shenzhen Branch, the general manager of Dongguan Branch, the general manager of Shenzhen Branch, the general manager of South China, and a senior vice president, the president and the rotating president of Kingdee China. Mr. Shen has rich experience in business management. Before joining Kingdee China, Mr. Shen was a lecturer at Changchun University of Science and Technology, China (now known as Jilin University). Mr. Shen received his bachelor ’s degree in engineering from  Changchun College  of Geology, China (now known as Jilin University) in July 1992 and his master ’s degree in engineering from Changchun University of Science and Technology, China (now known as Jilin University) in July 1996.

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

Ms. Sin Yin Tan joined us in December 2015 as a director of Shanghai OneConnect and has served as our non-executive Director since October 2017. She has also been serving as a director of OneConnect Financial Technology (Singapore) Co. Pte. Ltd., a wholly-owned subsidiary of the Company, since March 2018. Ms. Tan is mainly responsible for providing professional opinion and judgment to the Board. Ms. Tan is currently the co-chief executive officer and executive board director of Ping An Group, a company listed on both the Hong Kong Stock Exchange (stock code: 2318) and Shanghai Stock Exchange (stock code: 601318), overseeing Ping An Group’s technology businesses and digital innovation. She is a standing member of Ping An Group’s executive management committee and investment management committee across the insurance, banking, investment and technology businesses. Ms. Tan also serves on the board for various subsidiaries and associates of Ping An Group, including Ping An Good Doctor, a company listed on the Hong Kong Stock Exchange (stock code: 1833), Ping An Bank, Ping An Life Insurance Company of China, Ltd. and Ping An Property and Casualty Insurance Company of China, Ltd. Between December 2014 and January 2021, Ms. Tan served as a director of Lufax Holding Ltd, a company listed on both the Hong Kong Stock Exchange (stock code: 6623) and the NYSE (stock code: LU). Before joining Ping An Group, Ms. Tan was a global partner at McKinsey & Company, and served clients in the United States and Asia for over 10 years. Ms. Tan received her master ’s degree from Massachusetts Institute of Technology, United States in electrical engineering and computer science in June 2000, and received two bachelor degrees in electrical science and engineering, and in economics from Massachusetts Institute of Technology, United States in June 2000.

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

Ms. Wenjun Wang has served as our director since November 2021, after having previously served as our director between October 2017 and June 2019. Ms. Wang joined our Group in September 2017 as a director of Shenzhen OneConnect. Ms. Wang is mainly responsible for providing professional opinion and judgment to the Board. Ms. Wang joined Ping An Group in 1996. She served as the general manager of staff service management of human resources center in Ping An Group from June 1996 to March 2011, the employee representative supervisor from May 2006 to March 2011, and a general manager of the security department of Ping An Bank from April 2013 to November 2016. Ms. Wang received her bachelor ’s degree of arts in English from Shanghai International Studies University, China in July 1989 and her master ’s degree of public administration from Xi’an Jiaotong University, China in June 2006. Ms. Wang obtained an economics professional qualification (intermediate) from the Shenzhen position management office, China (now known as Shenzhen Human Resources and Social Security Bureau, China) in November 1997.

Ms. Xin Fu has served as our director since November 2022. She is currently serving as the chief operating officer and director of the strategic development center of Ping An Group. Ms. Fu has been serving as a non-executive director of Ping An Bank since October 25, 2022, a non-executive director of Lufax Holding Ltd., a company listed on both the Hong Kong Stock Exchange (stock code: 6623) and the NYSE (stock code: LU), since November 23, 2022. She joined Ping An Group in October 2017 as the general manager of its planning department, and served as the deputy chief financial officer of Ping An Group between March 2020 and March 2022. Ping An Group is a company listed on both the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock code: 2318). Prior to joining Ping An Group, Ms. Fu served as a partner of Roland Berger Management consulting in financial services practices, and as an executive director of PricewaterhouseCoopers, responsible for coordinating projects such as in finance and fintech services for over 10 years. Ms. Fu received a master’s degree in business administration from Shanghai Jiao Tong University, PRC, in June 2012.

Dr. Yaolin Zhang has served as our independent director since February 2019. Dr. Zhang is mainly responsible for providing independent opinion and judgment to the Board. Dr. Zhang has more than 30 years of experience in finance and banking. Dr. Zhang has served as chairman of the board of directors and chief executive officer of Shenzhen Ya Zhi Mei Ju Information Technology Co., Ltd. since February 2019. Dr. Zhang has also served as an independent director of the Bank of Ningxia Co., Ltd. since December 2019, an independent director of Dongguan Trust Co., Ltd. since August 2019 and as an independent director of Bank of Luoyang Co., Ltd. from August 2017 to May 2022. Dr. Zhang was the person responsible for the establishment of the Shenzhen branch of Shanghai Pudong Development Bank (“SPD Bank”), and served as president of the branch from August 2010 to May 2015. Prior to that, Dr. Zhang served as a vice president of Ping An Bank from November 2008 to August 2010. From June 1998 to October 2008, Dr. Zhang served in various positions in SPD Bank, including as vice president and president of the Guangzhou branch and vice president of SPD Bank. From July 1987 to June 1998, Dr.  Zhang also served in various management  positions  at  China Construction Bank. Dr. Zhang received his bachelor ’s degree of science in physics from Fudan University, China in October 1982, his master ’s degree in economics from Wuhan University, China in August 1987, his doctorate degree in law from Wuhan University, China in June 1996, and his executive master of business administration degree from the China Europe International Business School, China in June 2007.

Mr. Tianruo Pu has served as our independent director since September 2019. Mr. Pu is mainly responsible for providing independent opinion and judgment to the Board. Mr. Pu currently serves as an independent director of various listed companies, including AnPac Bio-Medical Science Co., Ltd. listed on Nasdaq (stock code: ANPC) since October 2022, Autohome Inc. listed on the Hong Kong Stock Exchange (stock code: 2518) and the NYSE (stock code: ATHM) since December 2016, and 3SBio Inc. listed on the Hong Kong Stock Exchange (stock code: 1530) since May 2015. Previously, Mr. Pu served as a director of various companies listed on the NYSE or NASDAQ, including Renren Inc. (NYSE: RENN) from December 2016 to July 2020, Kaixin Auto Holdings (NASDAQ: KXIN) from April 2019 to July 2020, Luckin Coffee Inc. (NASDAQ: LK) from March 2020 to June 2020 and JMU Limited (now known as Mercurity Fintech Holding Inc.) (formerly NASDAQ: JMU; now NASDAQ: MFH) from April 2015 to November 2019. Mr. Pu has extensive work experience in finance and accounting in both the United States and China. Mr. Pu served as the chief financial officer of various companies, including Zhaopin Ltd. (formerly NYSE: ZPIN) from 2016 to 2018, UTStarcom Holdings Corp. (NASDAQ: UTSI) from 2012 to 2014 and China Nuokang Bio-Pharmaceutical Inc. (formerly NASDAQ: NKBP) from 2008 to 2012. Mr. Pu received his bachelor’s degree of arts in diplomatic english from China Foreign Affairs University, China in July 1991, his master ’s degree of science in accounting from the University of Illinois, United States in May 1996 and his master ’s degree in business administration from the J. L. Kellogg Graduate School of Management at Northwestern University, United States, in June 2000.

Mr. Wing Kin Anthony Chow has served as our independent director since October 2020. Mr. Chow is mainly responsible for providing independent opinion and judgment to the Board. Mr. Chow has been serving as a non-executive director of Kingmaker Footwear Holdings Ltd., a company listed on the Hong Kong Stock Exchange (stock code: 1170), since May 1994, an independent non-executive director of MTR Corporation Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0066), since May 2016, an independent non- executive director of S.F. Holding Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 2352), since December 2016, an independent non-executive director of Ping An Good Doctor since May 2018 and an independent non-executive director of Beijing North Star Company Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0588), since May 2021. Mr. Chow is a solicitor admitted to practice in Hong Kong and England and Wales. He has been a practicing solicitor in Hong Kong for more than 40 years and is the senior consultant of Messrs. Guantao & Chow Solicitors and Notaries and the global chairman of Beijing Guantao Law Firm. Mr. Chow is a China-appointed attesting officer. He is also a member of The National Committee of the Chinese People’s Political Consultative Conference. Mr. Chow was the president of The Law Society of Hong Kong from 1997 to 2000, chairman of the Process Review Panel for the SFC from 2006 to 2012 and chairman of Process Review Panel for the Financial Reporting Council from 2015 to 2020. Mr. Chow was awarded the Justice of the Peace in 1998 and the Silver Bauhinia Star medal in 2003 by the Hong Kong Special Administrative Region. He was also awarded the Honorary Fellowship of the Hong Kong Institute of Education in 2010, the Honorary Fellowship of King’s College London in July 2013, the Roll of Honor by the Law Society of Hong Kong in 2015, Doctor of Social Science honoris causa of Hong Kong Metropolitan University (formerly known as The Open University of Hong Kong) in December 2018, and Doctor of Laws honoris causa of The Hong Kong University of Science and Technology in November 2021.

Mr. Ernest Ip has served as our independent director since November 2021. Mr. Ip is mainly responsible for providing independent opinion and judgment to the Board. Mr. Ip has over 35 years of experience in accounting and auditing. Mr. Ip has been serving as the group chief financial officer of the Fung Group since 2019, which comprises, among others, Li & Fung Limited, a company formerly listed on the Hong Kong Stock Exchange (stock code: 0494), Fung (1937) Management Limited and Convenience Retail Asia Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0831). Mr. Ip is also serving as an independent director of OneConnect Bank, since August 2021, and an independent non-executive director of Media Chinese International Limited, a company listed on both the Hong Kong Stock Exchange (stock code: 0685) and Bursa Malaysia Securities Berhad (stock code: 5090), since July 2021. Prior to joining the Fung Group, Mr. Ip was a partner at PricewaterhouseCoopers Limited from 1993 until his retirement in 2019. Mr. Ip holds several key positions in regulatory authorities and business associations. Currently, Mr. Ip is a member of the Takeovers & Mergers Panel of the SFC and the Takeovers Appeal Committee of the SFC, and the president of the Hong Kong Business Accountants Association. He is also a vice president of the Council for the Promotion of Guangdong-Hong Kong-Macao cooperation and a senior advisor of Accounting Professional Committee for Hong Kong region of the Council for the Promotion of Guangdong-Hong Kong-Macao cooperation. He was the Listing Committee member of the Hong Kong Stock Exchange from 2003 to 2009 and a member of the Dual Filing Advisory Group of the SFC from 2008 to 2014. Mr. Ip graduated with a professional diploma in accountancy from the accounting faculty of the Hong Kong Polytechnic, Hong Kong (now known as Hong Kong Polytechnic University) in November 1984. Mr. Ip has been a fellow member of the Association of Chartered Certified Accountants since February 1992, a member of the Hong Kong Institute of Certified Public Accountants since December 1994 and a fellow member of the Certified Practising Accountant Australia since February 2012.

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

Mr. Yongtao Luo joined us in April 2021 and is currently our chief financial officer. Mr. Luo is mainly responsible for the Company’s finance and planning. Mr. Luo served as a chairman of the board of directors of Ping An Basic Industry Investment Fund Management Company from 2019 to 2021. Prior to joining our Company, Mr. Luo also served in various positions at Ping An Annuity Insurance Company, including as vice president, the chief financial officer, the chief actuary, the board secretary, and as the general manager of the corporate planning actuarial department from February 2010 to April 2021. Mr. Luo received a bachelor ‘s degree of science in probability and statistics with honors from the School of Mathematics, Peking University, China in July 1997, and a master ‘s degree of science in actuarial and management sciences with honors from the University of Manitoba, Canada in October 2000. Mr. Luo is a fellow of the Society of Actuaries since August 2004, the Canadian Institute of Actuaries since December 2005, and the China Association of Actuaries since January 2008.

B. Compensation

In 2022, we paid an aggregate of approximately RMB22.2 million (US$3.2 million) in cash to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, employment injury insurance, maternity insurance and other statutory benefits and a housing provident fund.

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

In September 2020, we purchased at par value of the 66,171,600 ordinary shares indirectly held by Xin Ding Heng through Sen Rong and deposited these shares to the depositary of our ADS program for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our 2019 Plan, or the ESOP Platform Restructuring, to facilitate employees’ exercise of share incentive awards. Along with the ESOP Platform Restructuring, we further amended and restated our 2019 Plan in September 2020, which we refer to as the 2020 Plan. The 2020 Plan was further amended and restated prior to our Hong Kong listing to increase the number of ordinary shares available for award grant purpose and to comply with Hong Kong listing rules.

After these amendments and restatement, the ordinary shares that can be issued under the 2020 Plan is 101,271,020. As of February 28, 2023, there were 44,623,492 ordinary shares underlying the outstanding grants under the 2020 Plan. For the avoidance of doubt, awards granted pursuant to the 2020 Plan prior to the Hong Kong listing date will not be subject to the provisions of the Hong Kong Listing Rules.

The following is a summary of the principal terms of the 2020 Plan currently in effective.

Purpose. The purpose of the Stock Incentive Plan is to attract and retain the best available personnel to promote our long-term sustainable development, maximize shareholder value, and to achieve to a win-win outcome for our Company, our shareholders and our employees.

Type of Awards. The 2020 Plan permits the award of options, performance share units or any other types of share-based awards to purchase our ordinary shares. At the discretion of Board or any other person designated by the Board as administrator, ADSs in an amount equivalent to the number of ordinary shares which would otherwise be distributed pursuant to an award under the 2020 Plan, may be distributed in lieu of ordinary shares in settlement of any award.

Award Agreement. Awards granted under the 2020 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award. We will also comply with the requirements under Chapter 14A of the Hong Kong Listing Rules and any other provisions under the Hong Kong Listing Rules (to the extent applicable) with respect to the grant of options, performance share units or other types of share-based awards (including the grant of awards with respect to the ordinary shares issued to the depositary for bulk issuance of ADSs) to connected persons after the listing on the Hong Kong Stock Exchange.

Eligible Participants. Our employees or any other individual as determined by the plan administrator, in its sole discretion, is eligible to participate in the 2020 Plan.

Exercise of Options. Vested options will become exercisable after twelve months after an initial public offering of our ordinary shares.

Vesting Schedule. Except as otherwise approved by the board of directors and subject to forfeiture and arrangement on termination of employment or service, awards granted will be vested in four years and up to 25% of the awards will become vested in any given year, provided that the vesting of performance share units shall be further subject to the termination of the lock-up period of the initial public offering of our ordinary shares. The first vesting date shall be the first anniversary date of the grant date (or the next day if there is no anniversary date). The number of awards vested each year is subject to adjustment based on a performance index each year. For the first three vestings, any unvested portion of awards due to adjustment of the performance index can be, and can only be, carried over to the next vesting. For the fourth vesting, any unvested portion due to adjustment of the performance index will be forfeited. In addition, awards that can be vested in a year will be forfeited if certain performance index is not met.

Administration. The 2020 Plan is administered by our board of directors, or any director, committee or such person designated by our board for this purpose. Our board of directors, in its sole discretion, has the right to: (i) construct and interpret the provisions of the 2020 Plan, (ii) determine persons who receive awards, and the terms and conditions on which the award is granted, and when the awards granted may be vested or exercised (iii) make appropriate and fair adjustments to the terms of the award granted whenever it thinks necessary, and (iv) make such other decisions and determinations as it thinks appropriate in the course of administration of the 2020 Plan.

Lapse of Awards. An award issued under the 2020 Plan shall lapse automatically under certain circumstances, including but not limited to, the expiration of awards period, termination of employment for cause, operation of competing business with us during employment and within three years after termination of employment, and the tenth anniversary of the grant date of such award.

Amendment and Termination. Our board of directors may amend or discontinue the 2020 Plan. In particular, the specific provisions which relate to the matters set out in Rule 17.03 of the Hong Kong Listing Rules cannot be altered to the advantage of the grantees. Changes to the authority of directors or the administrator of the 2020 Plan in relation to any alteration to the terms of the 2020 Plan cannot be made without the prior approval of our shareholders in general meeting.

Unless terminated earlier, the 2020 Plan has a term of ten years. Termination of the 2020 Plan prior to its expiry will not materially and adversely affect any option previously granted but not yet exercised at the time of termination, unless mutually agreed otherwise between the grantee and the administrator of the 2020 Plan, which agreement must be in writing and signed by the grantee and us.

Transfer Restrictions. Unless otherwise provided by law and agreed by the administrator of the 2020 Plan, an option is personal to the grantee and may not be assigned or transferred or disposed of in any manner.

The following table summarizes, as of March 31, 2023, the awards issued under the 2020 Plan to our directors, executive officers and other grantees.

Ordinary Shares
Underlying
Outstanding
	Options/Performance	Exercise Price		Date of
Name	Share	(RMB/Share)	Date of Grant	Expiration
Chongfeng Shen	*(1)	NA	January 2, 2022	January 1, 2032
	*(1)	NA	December 16, 2022	December 15, 2032
Rong Chen	*	2.00	November 7, 2017	November 6, 2027
	*(1)	NA	October 12, 2021	October 11, 2031
	*(1)	NA	December 16, 2022	December 15, 2032
Runzhong Huang	*	52.00	June 1, 2019	May 31, 2029
	*(1)	NA	June 21, 2021	June 20, 2031
	*(1)	NA	October 12, 2021	October 11, 2031
	*(1)	NA	December 16, 2022	December 15, 2032
Yongtao Luo	*(1)	NA	October 12, 2021	October 11, 2031
	*(1)	NA	December 16, 2022	December 15, 2032
Other grantees	*	From 1.33 to 52.00	From November 7, 2017 to July 26, 2019	From November 6, 2027 to July 25, 2029
	29,587,554(1)	NA	From September 10, 2019 to December 16, 2022	From September 9, 2029 to December 15, 2032
*	Less than 1% of our total outstanding shares.
(1)	Performance share units.

C. Board Practices

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

D. Employees

The following table sets forth the number of our employees by function as of December 31, 2022.

Function
Research and Development	1,566
Business Operations	378
Sales and Marketing	597
General Administration	291
Total	2,832

As of December 31, 2020, 2021 and 2022, we had 3,597, 3,842 and 2,832 employees, respectively. Among these employees, as of December 31, 2022, 167 employees were based outside of China. A large number of our employees had prior experience in technology companies or financial institutions.

We enter into standard labor contracts with our full-time employees. We also enter into non-compete and confidentiality agreements with certain employees. These non-compete provisions are applied based on the importance of the positions and other relevant factors.

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

During the years ended 2020, 2021 and 2022, we had not experienced any strikes or major disputes with our employees. We believe that we have maintained a good working relationships with our employees.

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,169,980,653 ordinary shares issued and outstanding as of the date of March 31, 2023.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days as of March 31, 2023, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares
Beneficially Owned
	Number	%
Directors and Executive Officers*:
Chongfeng Shen	*	*
Rong Chen	*	*
Sin Yin Tan	*	*
Wenwei Dou	—	—
Min Zhu	—	—
Wenjun Wang	—	—
Xin Fu	—	—
Yaolin Zhang	—	—
Tianruo Pu	—	—
Wing Kin Anthony Chow	—	—
Ernest Ip	—	—
Runzhong Huang	*	*
Yongtao Luo	—	—
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
Rong Chang Limited(1)	385,077,588	32.9%
Bo Yu Limited(2)	375,764,724	32.1%
Sen Rong Limited(3)	188,061,642	16.1%
*	Less than 1% of our total outstanding ordinary shares.
**

Except as otherwise indicated below, the business address of our directors and executive officers is 10-14F, Block A, Platinum Towers, No.1 Tairan 7th Road, Futian District, Shenzhen, Guangdong, People’s Republic of China. For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares issued and outstanding and the number of shares such person or group has the right to acquire upon exercise of an option, warrant or other right within 60 days from March 31, 2023. The total number of ordinary shares issued and outstanding as of March 31, 2023 is 1,169,980,653.

(1)

The number of ordinary shares beneficially owned represents (i) 197,015,946 ordinary shares held of record by Rong Chang Limited, or Rong Chang, and (ii) 188,061,642 ordinary shares held of record by Sen Rong Limited, or Sen Rong, as reported in the Schedule 13G filed by Rong Chang, among others, on February 13, 2023.

On August 3, 2020, Rong Chang Limited and Sen Rong Limited entered into an acting-in-concert agreement (the “Acting-in-Concert Agreement”), which was subsequently amended on May 12, 2021 and on October 17, 2022. Pursuant to the Acting-in-Concert Agreement, as amended, Sen Rong Limited agreed to act together with Rong Chang Limited for purpose of exercising Sen Rong Limited’s shareholders’ rights in the Company, including in relation to the voting and disposition of the Company’s shares it holds, and Sen Rong Limited agreed to appoint Rong Chang Limited as its proxy to attend and vote its shares in the Company’s shareholders’ meetings. As a result, (i) Rong Chang and Sen Rong may be deemed to have formed a group, which may be deemed to beneficially own all the Company’s ordinary shares held of record by Rong Chang and Sen Rong, collectively, and (ii) Rong Chang may be deemed to beneficially own all the Company’s ordinary shares held of record by Sen Rong, as well as all the Company’s ordinary shares of which it is a record holder. Rong Chang Limited disclaims beneficial ownership of these shares, except to the extent of its pecuniary interests therein.

Rong Chang is a company incorporated in the BVI, and established as an investment vehicle for a diverse base of over 100 senior employees of Ping An and its subsidiaries or associates (the “RC Beneficiaries”). Rong Chang is directly held by two of our directors, Mr. Wenwei Dou and Ms. Wenjun Wang, as to 50% each as nominees on behalf of the RC Beneficiaries, who are only entitled to economic interests in our Company held through Rong Chang. The RC Beneficiaries include certain directors of Ping An Group and four of our directors, namely Ms. Rong Chen, Ms. Sin Yin Tan, Mr. Wenwei Dou and Ms. Wenjun Wang. None of the RC Beneficiaries has more than 2% economic interest in the Company. The nominee shareholders act upon, and vote and pass resolutions in relation to the matters of Rong Chang, in accordance with the instructions from a five-person management committee (the “RC Management Committee”). As of the Latest Practicable Date, the five members of the RC Management Committee represent the RC Beneficiaries in making investment decisions for and supervise the management and operation of Rong Chang. The RC Management Committee consists of Mr. Jun Yao, the chairman of the labor union of Ping An Group, Mr. Jianrong Xiao, the general manager of the division of party and masses’ affairs and the vice chairman of the labor union of Ping An Group, Mr. Peng Gao, the head of organization and human resources department and the general manager of remuneration planning department of Ping An Group, and two of our directors, Mr. Wenwei Dou and Ms. Wenjun Wang.

(2)

The number of ordinary shares beneficially owned represents (i) 353,077,356 ordinary shares held of record by Bo Yu Limited (463,942,341 ordinary shares if including up to 88,177,617 ordinary shares that Bo Yu Limited has the right to acquire upon the exercise of the Offshore Call Options (as defined below) within 60 days), a company incorporated in the British Virgin Islands, and (ii) 22,687,368 ordinary shares, represented by 758,245.6 ADSs that China Ping An Insurance Overseas (Holding) Limited, or Ping An Overseas, a limited liability company incorporated in Hong Kong, as reported in the Schedule 13G filed by Bo Yu Limited, among others, on February 13, 2023. The registered business address of Bo Yu Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The registered business address of Ping An Overseas is Suite 2318, 23rd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong. Ping An Insurance (Group) Company of China, Ltd., a company incorporated under the laws of the PRC whose shares are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, ultimately wholly owns Ping An Overseas and Bo Yu. As a result of this arrangement, Ping An Insurance (Group) Company of China, Ltd. may be deemed to be the beneficial owner of the ordinary shares owned by Ping An Overseas and Bo Yu.

Pursuant to the amended and restated option agreement dated May 12, 2021, or the Amended and Restated Option Agreement, each shareholder of Yi Chuan Jin Limited—Mr. Jie Li and Ms. Liang Xu—has granted call options, or the Offshore Call Options, to Bo Yu over their respective 5,000 ordinary shares in the issued share capital of Yi Chuan Jin (representing 100% of his/her shares in Yi Chuan Jin), and all securities in Yi Chuan Jin which are derived from such shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time, or the Option Shares. Bo Yu may exercise the Offshore Call Options, in whole or in part, according to the following schedule: (a) up to 50% of the Offshore Call Options may be exercised from the date of the Amended and Restated Option Agreement until the third anniversary thereof; and (b) 100% of the Offshore Call Options may be exercised, during the period commencing immediately after the third anniversary of the date of the Amended and Restated Option Agreement and ending on the tenth anniversary of the first day of such period, or such other period as extended by Bo Yu. In exercising the Offshore Call Options, in lieu of receiving the Option Shares, Bo Yu may elect to receive all or part of the ordinary shares held by Sen Rong and therefore indirectly owned by Mr. Jie Li and Ms. Liang Xu through their holding of the Option Shares, and all securities in our Company which are derived from such ordinary shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time, in lieu of the Option Shares. Mr. Jie Li and Ms. Liang Xu are each entitled to his/her voting rights in Yi Chuan Jin prior to Bo Yu’s exercise of the Offshore Call Options. The exercise price per Option Share is calculated pursuant to a formula, which is based upon a predetermined value, as adjusted by, among other things, (a) the volume weighted average price of the ordinary shares of the Company during a defined period and (b) dividends, distributions and certain dilutive events.

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

To our knowledge, as of March 31, 2023, 374,028,360 ordinary shares, representing approximately 32.0% of our total issued and outstanding ordinary shares, were held by one record shareholder with registered addresses in the United States, which was the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of the record holders of our ordinary shares in the United States.

Except as described hereof, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Transactions with Ping An Group and Its Associates

In 2022, we provided a series of products and services, primarily consisting of banking, investment and insurance related solutions, for RMB2,526.7 million (US$366.3 million) to Ping An Group and certain of its associates, respectively. As of December 31, 2022, we had RMB372.5 million (US$54.0 million) due from Ping An Group and certain of its associates.

In 2022, we purchased services, primarily consisting of technology support, customer acquisition service and human resource support, for RMB1,706.4 million (US$247.4 million) from Ping An Group, respectively. As of December 31, 2022, we had RMB1,086.9 million (US$157.6 million) due to Ping An Group in relation to the purchase of services.

In 2022, we incurred net loss on disposal of property and equipment of RMB599.0 thousand (US$86.8 thousand) as we disposed certain assets including servers to a subsidiary of Ping An Group.

In 2022, we received RMB18.9 million (US$2.7 million) net gain from wealth management products issued by Ping An Group. As of December 31, 2022, we had RMB406.0 million (US$58.9 million) wealth management products purchased from Ping An Group.

In 2022, we incurred RMB21.0 million (US$3.0 million) leasing expenses to Ping An Group.

In 2022, we incurred RMB262.8 million (US$38.1 million) net gain on derivatives in relation to a forward exchange-rate product we purchased from Ping An Group. As of December 31, 2022, we had RMB9.6 million (US$1.4 million) derivative financial liabilities and RMB56.4 million (US$8.2 million) derivative financial assets, both of which were in relation to fluctuation of exchange rate of U.S. dollar.

In 2022, we incurred interest expenses of RMB2.7 million (US$387.4 thousand) in relation to certain entrusted loans extended to us by Ping An Group. As of December 31, 2022, we had nil due to Ping An Group, representing the balance of the short-term loans Ping An Group lent to us and outstanding interest payable on the loans.

In 2022, we received RMB9.2 million (US$1.3 million) interest income from our deposit in Ping An Group. As of December 31, 2022, we had RMB787.9 million (US$114.2 million) cash and restricted cash and time deposits over three months deposit in Ping An Group, consisting of bank deposit and guarantee deposit to secure our obligation under the loan facility granted by Ping An Group.

In 2022, we incurred RMB315.0 thousand (US$45.7 thousand) net gain on financial assets measured at fair value through other comprehensive income in relation to certificates of deposit we purchased from Ping An Group.

Participation in Our Initial Public Offering

Ping An Overseas, a subsidiary of Ping An Group, our principal shareholder, has subscribed for, and has been allocated 1,000,000 ADSs being offered in our initial public offering in 2019, at the initial public offering price and on the same terms as the other ADSs being offered.

C. Interests of Experts and Counsel

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

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.   THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs, each representing thirty of our ordinary shares, have been listed on the New York Stock Exchange since December 13, 2019. Our ADSs trade under the symbol “OCFT.” In 2020, 2021 and 2022, no significant trading suspensions occurred.

Our ordinary shares have been listed on the Hong Kong Stock Exchange since July 4, 2022 under the stock code “6638.”

B. Plan of Distribution

Not applicable.

C. Markets

The principal trading market for our ADSs is the New York Stock Exchange. Our ordinary shares are also traded on the Hong Kong Stock Exchange under the stock code “6638.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

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

Voting Rights. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or a majority of the directors or any one or more shareholders who together hold not less than ten percent of the votes attaching to the total issued voting shares of our company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than three-fourths of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our currently effective memorandum and articles of association.

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

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least twenty-one days is required for the convening of our annual general shareholders’ meeting and advance notice of at least fourteen days is required for the convening of any other general meeting of our shareholders. A quorum required for and throughout a meeting of shareholders consists of at least one shareholder entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all voting power of our share capital in issue.

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

Under the Companies Act and our currently effective articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of three-fourths of our shares voting at a meeting

Variation of Rights of Shares

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

If the PRC tax authorities determine that OneConnect Financial Technology Co., Ltd. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of OneConnect Financial Technology Co., Ltd. would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that OneConnect Financial Technology Co., Ltd. is treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs.”

United States Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our ordinary shares or ADSs by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof, and the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, in force as of November 21, 1986 (as amended by any subsequent protocols, including the protocol in force as of November 21, 1986) (the “Treaty”). Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

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

Subject to certain exceptions for short-term and hedged positions, the dividends received by a non-corporate U.S. Holder with respect to the ordinary shares or ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the ordinary shares or ADSs will be treated as qualified dividends if:

●	the ordinary shares or ADSs on which the dividend is paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program; and
●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

Our ADSs are listed on the New York Stock Exchange, and the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC for our prior taxable year. Because the value of our assets generally is determined by reference to the price of our stock, the recent decline in the price of our stock has significantly increased the risk that we might be treated as a PFIC for our current taxable year. The final determination of whether we may be classified a PFIC for the current taxable year, however, will not be able to be made until after the end of the year and will depend on all of the relevant facts and circumstances available at that time, including the composition and value of our assets (as implied by our stock price) throughout the remainder of the year.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—PRC Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. In that case, we may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described above (assuming we are not a PFIC in the year the dividend is paid or the prior year). Subject to generally applicable limitations and conditions, PRC dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (“IRS”), and any PRC tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that is eligible for, and properly elects, the benefits of the Treaty, the PRC tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the PRC tax on dividends is uncertain, and we have not determined whether these requirements have been met. If the PRC dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the PRC tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the application of these rules to their particular situations.

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

Capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the ADSs or ordinary shares generally will be U.S.-source gain or loss for U.S. foreign tax credit purposes. However, in the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, and a U.S. Holder is eligible for the benefits of the Treaty, such U.S. Holder may elect to treat such gain as PRC-source gain under the Treaty. Under the new foreign tax credit requirements recently adopted by the IRS, any PRC tax imposed on the sale or other disposition of the ADSs or ordinary shares generally will not be treated as a creditable tax for U.S. foreign tax credit purposes, except in the case of a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Treaty. If the PRC tax is not a creditable tax or claimed as a credit by the U.S. Holder pursuant to the Treaty, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the ADSs or ordinary shares and any PRC tax imposed on such sale or disposition.

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

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them.

Based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC for our prior taxable year. However, because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, and because the treatment of the VIEs for U.S. federal income tax purposes is not entirely clear, it is possible that we may become a PFIC in the current or a future year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. Because the value of our assets generally is determined by reference to the price of our stock, the recent decline in the price of our stock has significantly increased the risk that we might be treated as a PFIC for our current taxable year. The final determination of whether we may be classified a PFIC for the current taxable year, however, will not be able to be made until after the end of the year and will depend on all of the relevant facts and circumstances available at that time, including the composition and value of our assets (as implied by our stock price) throughout the remainder of the year.

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

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or ordinary shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

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

We and our overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. We have entered into spot-forward USD/RMB derivative financial instruments to hedge certain portion of its exposure to foreign currency risk arising from loans to group companies denominated in RMB. We monitor the size of foreign currency position, and manages foreign currency risk by utilizing hedging strategy.

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

Credit risk

In 2022, the COVID-19 had certain impacts on businesses in some provinces/cities and industries as well as the whole economy of the PRC. As a result, the quality of our credit assets and investment assets was affected to some extent. We proactively responded to the challenging environment, continuously enhanced prudential management, and promoted technological empowerment.

Our credit risk is mainly associated with cash and cash equivalents, restricted cash and time deposits over three months, trade receivables, contract assets, other receivables, financial assets measured at amortized cost from Virtual Bank and financial guarantee contracts. The carrying amounts of each class of the above financial assets represent our maximum exposure to credit risk in relation to financial assets.

To manage this risk arising from cash and cash equivalents and restricted cash and time deposits over three months, we mainly transact with state-owned or reputable financial institutions in the PRC including related parties and reputable international financial institution outside the PRC. We consider that there is no significant credit risk and we will not suffer any material losses due to the default of these financial institutions.

Our trade receivables and contract assets mainly arise from transactions undertaken with customers. We mitigates the credit risk by assessing the credit quality, setting a shorter credit period or arranging the instalment payment and prepayment method.

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

Liquidity risk

We manage liquidity risk by maintaining adequate cash and cash equivalents and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Our management believe that our current cash and cash equivalents and anticipated cash flows from operations, investment and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months from December 31, 2022.

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

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;
●	a fee of U.S.$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

●	an aggregate fee of U.S.$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;
●	stock transfer or other taxes and other regulatory charges;
●	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

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

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the year ended December 31, 2022, we did not receive any distribution from the depositary.

Payment of Taxes

ADR holders or beneficial owners must pay any tax or other regulatory charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other regulatory charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if any law, regulation, circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other regulatory charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or other regulatory charge. Notwithstanding the depositary’s right to seek payment from current and former beneficial owners, by holding or owning, or having held or owned, an ADR, the ADR holder thereof (and prior ADR holder thereof) acknowledges and agrees that the depositary has no obligation to seek payment of amounts owing from any current or former beneficial owner. If an ADR holder owes any tax or other regulatory charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or regulatory charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or regulatory charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any regulatory authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

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

For the period from December 12, 2019, the date that the registration statement on Form F-1 of our initial public offering was declared effective by the SEC, to December 31, 2022, we have used approximately (i) RMB518.8 million (US$75.2 million) for enhancement of our platform and technology capabilities; (ii) RMB136.7 million (US$19.8 million) for international expansion and strategic investments; and (iii) RMB1,499.1 million (US$217.3 million) for general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering and follow-on offering as disclosed in our registration statements.

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

Based on that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

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

	Year Ended December 31,
	2021	2022
	RMB	RMB	US$

	(in thousands)
Audit fees(1)	9,030	16,501	2,392
Audit-related fees(2)	—	8,100	1,174
Tax fees(3)	—	1,023	148
All other fees(4)	—	2,127	309
Total	9,030	27,751	4,024

Note

(1)	Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant in relation to the audit of our annual financial statements.
(2)	Audit-related fees include fees billed in each of the fiscal years listed for the issue of comfort letter, rendering of listing advice and other audit-related services to the company, including its consolidated subsidiaries.
(3)	Tax fees include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
(4)

All other fees include the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permissible services to review and comment on internal control design over financial reporting and other advisory services.

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

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We announced a share repurchase program approved by our board of directors on February 24, 2022, which was further upsized on June 8, 2022. Under the terms of the updated program, we may repurchase our own ADSs with an aggregate amount of up to 3% of the total outstanding ordinary shares before September 30, 2022 in open market at prevailing market prices or privately negotiated transaction, depending on market conditions and other factors, as well as in accordance with restrictions relating to volume, price and timing. Our board of directors review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The share repurchase program may be suspended or discontinued at any time. We repurchased 802,320 ADSs under this program in 2022. The following table sets forth information about our purchases of outstanding ADSs in 2022:

			(c) Total Number of	(d) The Maximum
			ADSs Purchased as Part	Number of ADSs that
			of Publicly Announced	May Yet be Purchased
	(a)Total Number of ADSs	(b)Average Price Paid	Plans	Under the Plans or
Period	Purchased	per ADS (US$)(1)	or Programs	Programs
January 2022	—	—	—	—
February 2022	—	—	—	—
March 2022	4,844	12.90	4,844	1,165,137
April 2022	416,063	13.90	416,063	749,074
May 2022	265,524	13.73	265,524	483,550
June 2022	115,890	13.47	115,890	367,660
July 2022	—	—	—	—
August 2022	—	—	—	—
September 2022	—	—	—	—
October 2022	—	—	—	—
November 2022	—	—	—	—
December 2022	—	—	—	—
Total	802,320	13.78	802,320	367,660

Notes:

(1)	One ADSs represents thirty ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.   CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing thirty ordinary shares, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We currently follow our home country practices and rely on certain exemptions provided by the Corporate Governance Rules of the New York Stock Exchange to a foreign private issuer, including exemptions from the requirements to have:

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

ITEM 16H.   MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16i. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

There is no official of the Chinese Communist Party who is a member of the board of directors of the registrant or the operating entity or the VIEs with respect to the registrant.

For the immediately preceding annual financial statement period, our auditor, PricewaterhouseCoopers Zhong Tian LLP (a registered public accounting firm that the PCAOB was unable to inspect or investigate completely) issued an audit report for us.

As of the date of this annual report and to our best knowledge:

(i) none of our shares or the shares of our consolidated foreign operating entities or of the VIEs are owned by regulatory entities in the jurisdiction in which we or such consolidated foreign operating entities are incorporated or otherwise organized;

(ii) none of the regulatory entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us or any of our consolidated foreign operating entities or of the VIEs;

(iii) none of the members of our board of directors or the board of directors of our operating entities or of the VIEs is an official of the Chinese Communist Party; and

(iv) our or our operating entities’ articles of incorporation do not contain any charter of the Chinese Communist Party.

PART III

ITEM 17.   FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.   FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.   EXHIBITS

Exhibit Number	Description of Document
1.1*	Form of Fourth Amended and Restated Memorandum and Articles of Association of the Registrant
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)
2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

2.3

Form of Amendment No. 1 to Deposit Agreement among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder. (incorporated by reference to Exhibits (a)(2) from the post-effective amendment No. 1 to Form F-6 (file no. 333-244148) as filed with the Securities and Exchange Commission on November 30, 2022)

2.4

Post-effective Amendment No.1 to Form F-6 Registration Statement under the Securities Act of 1933 for Depositary Shares Evidenced by American Depositary Receipts (file no. 333-244148) as filed with the Securities and Exchange Commission on November 30, 2022)

2.5

Registration Rights Agreement between Registrant and other parties thereto date October 17, 2019 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

2.6*	Description of Securities
4.1

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.2

English translation of the Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.3

English translation of the executed amended and restated equity pledge agreement entered into by and among Shenzhen OneConnect Technology, Shenzhen OneConnect, shareholders of Shenzhen OneConnect, Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou dated September 16, 2019 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.4

English translation of the executed amended and restated shareholder voting proxy agreement entered into by and among Shenzhen OneConnect Technology, Shenzhen OneConnect, subsidiaries of Shenzhen OneConnect, shareholders of Shenzhen OneConnect, Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou dated September 16, 2019 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13 2019)

4.5

English translation of the form letter of undertakings (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.6

English translation of the form spousal consent letters issued by the spouses of Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.7

English translation of the executed amended and restated exclusive business cooperation agreement entered into by and between Shenzhen OneConnect Technology and Shenzhen OneConnect dated September 16, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.8

English translation of the executed amended and restated exclusive equity option agreement entered into by and among Shenzhen OneConnect Technology, Shenzhen OneConnect, shareholders of Shenzhen OneConnect, Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou dated September 16, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.9

English translation of the executed amended and restated exclusive asset purchase option agreement entered into by and among Shenzhen OneConnect Technology, Shenzhen OneConnect, shareholders of Shenzhen OneConnect, Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou dated September 16, 2019 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.10

English translation of Strategic Cooperation Agreement between the Registrant and Ping An Insurance (Group) Company of China, Ltd. dated July 11, 2019 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.11*

English translation of 2017 Stock Incentive Plan (amended and restated on September 10, 2019 and September 28, 2020 and further amended and restated on June 24, 2022 with effect from the date of the Hong Kong Listing) of the Registrant

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

Date: April 24, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OneConnect Financial Technology Co., Ltd.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of OneConnect Financial Technology Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of OneConnect Financial Technology Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Goodwill Impairment Assessment

As described in Notes 3(e) and 13 to the consolidated financial statements, the Company’s consolidated goodwill balance was RMB 289,161 thousands as of December 31, 2022. Goodwill impairment reviews are undertaken by management at least annually or more frequently if events or changes in circumstances indicate a potential impairment. As a result of the impairment test performed by management at the end of 2022, it was determined that the recoverable amount of the cash generating unit, to which the goodwill was allocated, exceeded its carrying value and therefore no impairment was recorded. The recoverable amount of cash generating unit was determined based on value-in-use using cash flow projections. The significant assumptions used in the goodwill impairment assessment included revenue growth rates, long-term growth rate, profit margin and pre-tax discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are there were significant estimations and judgments by management when developing the value-in-use measurements of the cash generating unit. This in turn led to a high degree of auditor judgment, effort, and subjectivity in performing procedures, and in evaluating the related audit evidence over management’s cash flow projections and significant assumptions related to the revenue growth rates, long-term growth rate, profit margin and pre-tax discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of the recoverability of goodwill, including controls over the valuation of the recoverable amount of cash generating unit to which the goodwill was allocated. These procedures also included, among others, testing management’s process for the goodwill impairment assessment; evaluating the appropriateness of the goodwill impairment assessment method; testing the completeness, accuracy and relevance of underlying data used in, and evaluating the reasonableness of significant assumptions used by management, including revenue growth rates, long-term growth rate, profit margin and pre-tax discount rate. Evaluating management’s assumptions related to revenue growth rates, long-term growth rate and profit margin involved assessing their reasonableness by considering the (i) the current and historical business performance of the cash generating unit; (ii) the management’s future business plan and market development and (iii) the consistency with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s goodwill impairment assessment method, long-term growth rate and pre-tax discount rate.

Impairment loss allowance for trade receivables and contract assets

As described in Notes 3(a), 4.1(b)(ii), 5.2(c) and 18 to the consolidated financial statements, as of December 31, 2022, the gross balance of trade receivables and contract assets were RMB 998,036 thousands and RMB 182,480 thousands, respectively, and the impairment loss allowances for these assets were RMB 57,047 thousands and RMB 59,852 thousands, respectively. The impairment loss allowances were determined using the expected credit loss (“ECL”) model. Management applied the simplified approach in determining ECL which used a lifetime expected impairment loss allowance for all trade receivables and contract assets. Management grouped trade receivables and contract assets based on their shared credit risk characteristics and the age of the underlying receivables, and then determined the impairment loss allowance on the basis of exposure at default and ECL rates, which considered historical credit loss experience adjusted to reflect current and forward-looking information.

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

Recognition of deferred tax assets

As described in Notes 3(b) and 33 to the consolidated financial statements, the Company’s deferred tax assets were RMB 765,959 thousands as of December 31, 2022. The recognition of deferred tax assets was based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in future periods, against which existing deductible temporary differences can be utilized.  To determine the future taxable profits, reference was made to the latest available profit forecasts. Where the temporary difference is related to the carry-forward of operating losses, relevant tax law was considered on a jurisdictional basis to determine the availability of such losses to offset future taxable profits.

The principal considerations for our determination that performing procedures relating to the recognition of deferred tax assets is a critical audit matter are the significant judgment by management in determining the amount of deferred tax assets that can be recognized. This in turn led to significant auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management's estimate of sufficient future taxable profits.

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

/s/PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 24, 2023

We have served as the Company’s auditor since 2018.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	Year ended December 31,
		2020	2021	2022
		RMB’000	RMB’000	RMB’000
Revenue	5	3,312,290	4,132,357	4,464,002
-Technology Solutions		3,309,113	4,098,037	4,357,462
-Virtual Bank Business		3,177	34,320	106,540
Cost of revenue	6	(2,068,834)	(2,695,706)	(2,828,986)
Gross profit		1,243,456	1,436,651	1,635,016

Research and development expenses	6	(1,173,290)	(1,353,018)	(1,417,691)
Selling and marketing expenses	6	(629,488)	(588,380)	(411,356)
General and administrative expenses	6	(834,917)	(841,685)	(824,711)
Net impairment losses on financial and contract assets	4.1(b)	(134,519)	(72,229)	(33,639)
Other income, gains or loss‑net	8	58,432	13,921	70,818
Operating loss		(1,470,326)	(1,404,740)	(981,563)

Finance income	9	77,237	28,823	14,709
Finance costs	9	(150,363)	(76,637)	(37,173)
Finance costs – net	9	(73,126)	(47,814)	(22,464)
Share of (losses)/gain of associate and joint venture - net	14	(7,802)	9,946	24,852
Impairment charges on associates	14	—	—	(10,998)
Loss before income tax		(1,551,254)	(1,442,608)	(990,173)

Income tax benefit	10	137,131	112,095	62,147

Loss for the year		(1,414,123)	(1,330,513)	(928,026)

Loss attributable to:
- Owners of the Company		(1,353,608)	(1,281,699)	(872,274)
- Non‑controlling interests		(60,515)	(48,814)	(55,752)
		(1,414,123)	(1,330,513)	(928,026)
Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
- Foreign currency translation differences		(608,427)	(152,542)	69,454
- Changes in the fair value of debt instruments measured at fair value through other comprehensive income		(39)	(16)	5,324
Items that will not be subsequently reclassified to profit or loss
- Foreign currency translation differences		—	—	356,691
- Changes in the fair value of equity investments measured at fair value through other comprehensive income		—	(1,796)	—
		(608,466)	(154,354)	431,469
Total comprehensive loss for the year		(2,022,589)	(1,484,867)	(496,557)

Total comprehensive loss attributable to:
- Owners of the Company		(1,962,074)	(1,436,053)	(440,805)
- Non‑controlling interests		(60,515)	(48,814)	(55,752)
		(2,022,589)	(1,484,867)	(496,557)
Loss per share attributable to owners of the Company (expressed in RMB per share)
- Basic and diluted	11	(1.27)	(1.16)	(0.80)

Loss per ADS attributable to owners of the Company (expressed in RMB per share)
- Basic and diluted	11	(38.14)	(34.69)	(23.90)

The notes on pages F12 to F98 are integral parts of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

		As at December 31,
	Note	2021	2022
		RMB’000	RMB’000
ASSETS
Non‑current assets
Property and equipment	12	244,412	151,401
Intangible assets	13	687,194	570,436
Deferred tax assets	33	683,218	765,959
Financial assets measured at amortized cost from virtual bank	20	674	—
Investments accounted for using the equity method	14	185,346	199,200
Financial assets measured at fair value through other comprehensive income	16	640,501	821,110
Contract assets	5	868	—
Total non‑current assets		2,442,213	2,508,106

Current assets
Trade receivables	18	891,174	940,989
Contract assets	5	227,895	122,628
Prepayments and other receivables	19	752,667	1,078,604
Financial assets measured at amortized cost from virtual bank	20	12,711	44
Financial assets measured at fair value through other comprehensive income	16	482,497	1,233,431
Financial assets at fair value through profit or loss	21	2,071,653	690,627
Derivative financial assets	31	—	56,363
Restricted cash and time deposits over three months	22	1,060,427	343,814
Cash and cash equivalents	23	1,399,370	1,907,776
Total current assets		6,898,394	6,374,276
Total assets		9,340,607	8,882,382

EQUITY AND LIABILITIES
Equity
Share capital	24	78	78
Shares held for share incentive scheme	26	(80,102)	(149,544)
Other reserves	25	10,512,631	10,953,072
Accumulated losses		(6,638,625)	(7,510,899)
Equity attributable to equity owners of the Company		3,793,982	3,292,707
Non‑controlling interests		41,100	(14,652)
Total equity		3,835,082	3,278,055

LIABILITIES
Non‑current liabilities
Trade and other payables	27	313,834	132,833
Contract liabilities	5	19,418	19,977
Deferred tax liabilities	33	9,861	5,196
Total non‑current liabilities		343,113	158,006

Current liabilities
Trade and other payables	27	2,137,099	2,531,273
Payroll and welfare payables		515,067	431,258
Contract liabilities	5	153,844	166,650
Short‑term borrowings	28	815,260	289,062
Customer deposits	29	1,350,171	1,929,183
Other financial liabilities from virtual bank	30	—	89,327
Derivative financial liabilities	31	190,971	9,568
Total current liabilities		5,162,412	5,446,321
Total liabilities		5,505,525	5,604,327

Total equity and liabilities		9,340,607	8,882,382

The notes on pages F12 to F98 are integral parts of these consolidated financial statements.

The financial statements on pages F6 to F98 were approved by the Board of Directors on April 24, 2023 and were signed on its behalf.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the Company
			Shares held for
			share incentive		Accumulated		Non‑controlling
		Share capital	scheme	Other reserves	losses	Total	interest	Total equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at January 1, 2020		73	(88,280)	8,461,637	(4,003,318)	4,370,112	150,429	4,520,541

Loss for the year		—	—	—	(1,353,608)	(1,353,608)	(60,515)	(1,414,123)
Other comprehensive income, net of tax
- Foreign currency translation differences	25	—	—	(608,427)	—	(608,427)	—	(608,427)
- Fair value changes on financial assets measured at fair value through other comprehensive income		—	—	(39)	—	(39)	—	(39)
Total comprehensive loss for the year		—	—	(608,466)	(1,353,608)	(1,962,074)	(60,515)	(2,022,589)

Transactions with equity holders:
Issuance of ordinary shares	24, 25	5	—	2,697,674	—	2,697,679	—	2,697,679
Share‑based payments:
- Value of employee services and business cooperation arrangements	26	—	—	89,652	—	89,652	—	89,652
- Vesting of shares under Restricted Share Unit Scheme		—	566	(566)	—	—	—	—
Total transactions with equity holders at their capacity as equity holders for the year		5	566	2,786,760	—	2,787,331	—	2,787,331

As at December 31, 2020		78	(87,714)	10,639,931	(5,356,926)	5,195,369	89,914	5,285,283

The notes on pages F12 to F98 are integral parts of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to owners of the Company
			Shares
			held for
			share incentive		Accumulated		Non‑controlling
	Note	Share capital	scheme	Other reserves	losses	Total	interest	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at January 1, 2021		78	(87,714)	10,639,931	(5,356,926)	5,195,369	89,914	5,285,283

Loss for the year		—	—	—	(1,281,699)	(1,281,699)	(48,814)	(1,330,513)
Other comprehensive income, net of tax
- Foreign currency translation differences	25	—	—	(152,542)	—	(152,542)	—	(152,542)
- Fair value changes on financial assets measured at fair value through other comprehensive income		—	—	(1,812)	—	(1,812)	—	(1,812)
Total comprehensive loss for the year		—	—	(154,354)	(1,281,699)	(1,436,053)	(48,814)	(1,484,867)

Transactions with equity holders:
Share-based payments:
- Value of employee services and business cooperation arrangements	26	—	—	25,409	—	25,409	—	25,409
- Vesting of shares under Restricted Share Unit Scheme		—	700	(700)	—	—	—	—
- Exercise of shares under Share Option Scheme		—	6,912	2,345	—	9,257	—	9,257
Total transactions with equity holders at their capacity as equity holders for the year		—	7,612	27,054	—	34,666	—	34,666

As at December 31, 2021		78	(80,102)	10,512,631	(6,638,625)	3,793,982	41,100	3,835,082

The notes on pages F12 to F98 are integral parts of these consolidated financial statements

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to owners of the Company
			Shares held for
			share incentive		Accumulated		Non-controlling
	Note	Share capital	scheme	Other reserves	losses	Total	interest	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at January 1, 2022		78	(80,102)	10,512,631	(6,638,625)	3,793,982	41,100	3,835,082

Loss for the year		—	—	—	(872,274)	(872,274)	(55,752)	(928,026)
Other comprehensive income, net of tax
- Foreign currency translation differences	25	—	—	426,145	—	426,145	—	426,145
- Fair value changes on financial assets measured at fair value through other comprehensive income		—	—	5,324	—	5,324	—	5,324
Total comprehensive loss for the year		—	—	431,469	(872,274)	(440,805)	(55,752)	(496,557)

Transactions with equity holders:
Share-based payments：
- Value of employee services and business cooperation arrangements	26	—	—	13,361	—	13,361	—	13,361
- Vesting of shares under Restricted Share Unit Scheme		—	4,720	(4,720)	—	—	—	—
- Exercise of shares under Share Option Scheme		—	830	331	—	1,161	—	1,161
- Repurchase of shares		—	(74,992)	—	—	(74,992)	—	(74,992)
Total transactions with equity holders at their capacity as equity holders for the year		—	(69,442)	8,972	—	(60,470)	—	(60,470)

As at December 31, 2022		78	(149,544)	10,953,072	(7,510,899)	3,292,707	(14,652)	3,278,055

The notes on pages F12 to F98 are integral parts of these consolidated financial statements

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2020	2021	2022
	Note	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash used in operations	34(a)	(693,691)	(383,704)	(720,786)
Income tax paid		(10,454)	(20,630)	(25,198)
Net cash used in operating activities		(704,145)	(404,334)	(745,984)

Cash flows from investing activities
Payment for acquisition of subsidiaries, net of cash acquired		—	(11,060)	—
Payments for property and equipment		(17,056)	(45,553)	(22,066)
Payments for intangible assets		(248,124)	(82,463)	(45,877)
Capital injection to investments accounted for using the equity method	14	(62,040)	—	—
Payment for loans to related parties		—	(3,515)	—
Payments for financial assets measured at fair value through other comprehensive income		(441,622)	(16,661)	(614,772)
Payments for financial assets at fair value through profit or loss		(8,433,113)	(7,577,741)	(2,706,721)
(Payments)/Proceeds for settlement of derivatives		(108,716)	(138,634)	16,491
Release of restricted cash and time deposits over three months, net		1,064,813	1,206,607	922,818
Proceeds from sales of property and equipment		55,534	1,019	9,467
Receipts of loans to related parties		—	—	1,900
Proceeds from sales of financial assets measured at fair value through other comprehensive income		820,393	16,833	193,495
Proceeds from sales of financial assets at fair value through profit or loss		8,647,959	7,019,968	4,092,407
Interest received on financial assets at fair value through profit or loss		37,697	19,635	26,027
Net cash generated from investing activities		1,315,725	388,435	1,873,169

Cash flows from financing activities
Proceeds from issuance of ordinary shares	24, 25	2,722,445	—	—
Proceeds from short‑term borrowings	34(c)	2,257,000	912,900	313,000
Share issue transaction costs	25	(24,766)	—	—
Proceeds from exercise of shares under share incentive scheme		—	9,257	1,161
Payments for lease liabilities	34(c)	(100,997)	(96,139)	(76,734)
Repayments of short‑term borrowings	34(c)	(3,177,218)	(2,376,945)	(836,429)
Interest paid	34(c)	(142,626)	(60,854)	(20,072)
Payments for shares repurchase		—	—	(74,992)
Net cash generated from/(used in) financing activities		1,533,838	(1,611,781)	(694,066)

Net increase/(decrease) in cash and cash equivalents		2,145,418	(1,627,680)	433,119
Cash and cash equivalents at the beginning of the year		1,077,875	3,055,194	1,399,370
Effects of exchange rate changes on cash and cash equivalents		(168,099)	(28,144)	75,287
Cash and cash equivalents at the end of year		3,055,194	1,399,370	1,907,776

The notes on pages F12 to F98 are integral parts of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information and basis of presentation

1.1   General information

OneConnect Financial Technology Co., Ltd. (the “Company”) was incorporated in the Cayman Islands on October 30, 2017 as an exempted company with limited liability under the Companies Law (Cap. 22, Law 3 of 1961 as consolidated and revised) of the Cayman Islands. The address of the Company’s registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company completed its initial public offering (“IPO”) on December 13, 2019 on the New York Stock Exchange. The Company has listed by way of introduction its ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited on July 4, 2022.

On November 30, 2022, the Company announced its plans to change the ratio of its American Depositary Share (“ADS”) to its ordinary shares (the “ADS Ratio”) from the current ADS Ratio of one ADS to three ordinary shares to a new ADS Ratio of one ADS to thirty ordinary shares. The change in the ADS Ratio became effective on December 12, 2022. For all the periods presented, basic and diluted loss per ADS have been revised assuming the change of ADS ratio from a ratio of one ADS to three ordinary share to a new Ratio of one ADSs to thirty ordinary shares occurred at the beginning of the earliest period presented.

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1     General information and basis of presentation (Continued)

1.2   Organization and principal activities

As at December 31, 2022, the Company had direct or indirect interests in the following major subsidiaries including consolidated structured entities.

				Equity interest held
	Place and date of	Principal activities	Issued and	by the Group
	incorporation /	and place of	paid-in capital/	As at December 31
Company name	establishment	operations	Registered capital	2021	2022	Note
Subsidiaries
Jin Tai Yuan Limited	British Virgin Islands / October 27, 2017	Investment holding, BVI	USD747,940,498	100%	100%
Jin Cheng Long Limited	Hong Kong / October 30, 2017	Investment holding, Hong Kong, the PRC	USD747,940,498	100%	100%
OneConnect Financial Technology (Hong Kong) Limited	Hong Kong / March 15, 2018	Software and technology service, information transmission. Hong Kong, the PRC.	USD1	100%	100%
OneConnect Financial Technology (Singapore) Co., Pte. Ltd.	Singapore / March 26, 2018	Software and technology service, information transmission. Singapore	SGD47,900,000	100%	100%
PT OneConnect Financial Technology Indonesia	Indonesia/December 04, 2018	Software and technology service, information transmission. Indonesia	IDR10,000,000,000	100%	100%
Ping An OneConnect Bank (Hong Kong) Limited (“OneConnect Bank”)	Hong Kong /December 07, 2018	Banking service. Hong Kong, the PRC.	USD38,216,561 and HKD 1,200,000,000	100%	100%
Shenzhen OneConnect Technology Services Co., Ltd (“Shenzhen OneConnect Technology”)	the PRC / January 04, 2018	Technology promotion and computer application services, Shenzhen, the PRC	RMB4,903,181,996/RMB4,960,000,000	100%	100%
Beijing Vantage Point Technology Co., Ltd. (“Vantage Point Technology”)	the PRC / July 18, 2008	Software and technology service, information transmission. Beijing, the PRC.	RMB13,333,529	51.67%	51.67%	(i)
Shenzhen OneConnect Information Technology Service Company Limited (“Shenzhen OneConnect Information Technology”)	the PRC /January 31, 2019	Software and technology service, information transmission. Shenzhen, the PRC.	RMB100,000,000	51%	51%
Beijing BER Technology Company Ltd. (“BER Technology”)	the PRC /March 30,2006	Software and technology service, information transmission. Shenzhen, the PRC	RMB22,950,000	80%	80%	(i)
Zhang Tong Shun (Guangzhou) Technology Co., Ltd. (“Zhang Tong Shun”)	the PRC /May 9, 2019	Information technology advisory services, Guangzhou, the PRC	RMB10,000,000	100%	100%	(i)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1     General information and basis of presentation (Continued)

1.2  Organization and principal activities (Continued)

				Equity interest held
	Place and date of		Issued and	by the Group
	incorporation /	Principal activities and	paid-in capital/	As at December 31
Company name	establishment	place of operations	Registered capital	2021	2022	Note
VIEs
OneConnect Smart Technology Co., Ltd. (Shenzhen) (“Shenzhen OneConnect”)	the PRC / September 15, 2017	Software and technology service, information transmission. Shenzhen, the PRC.	RMB1,200,000,000	100%	100%
Shenzhen E-Commerce Safety Certificates Administration Co., Ltd. (“Shenzhen CA”)	the PRC /August 11, 2000	E-commerce security certificate administration, Shenzhen, the PRC	RMB543,500,000	98.9%	98.9%	(i)
Subsidiaries of the VIEs
Shanghai OneConnect Financial Technology Co., Ltd. (“Shanghai OneConnect”) *	the PRC / December 29, 2015	Software and technology service, asset management and consulting. Shanghai, the PRC.	RMB1,200,000,000	100%	100%
Shenzhen Kechuang Insurance Assessment Co., Ltd. (“Kechuang”) *	the PRC / August 27, 2001	Insurance survey and loss adjustment. Shenzhen, the PRC.	RMB4,000,000	100%	100%
Shenzhen OneConnect Chuangpei Technology Co., Ltd. (“Chuangpei”)	the PRC / June 1, 2016	Software and technology service, information transmission. Shenzhen, the PRC.	RMB10,000,000	100%	100%
Zhuhai Yirongtong Asset Management Co., Ltd. (“Yirongtong”)	the PRC / June 21, 2016	Asset management and consulting. Zhuhai, the PRC	RMB12,000,000	100%	100%
Ping An OneConnect Cloud Technology Co., Ltd. (“OneConnect Cloud Technology”)	the PRC / June 27, 2016	Software and technology service, information transmission. Shenzhen, the PRC.	RMB500,000,000	100%	100%
*	Subsidiaries of Shenzhen OneConnect

Note:

(i)	The subsidiaries were acquired by the Group through business combination.

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

Under the Contractual Arrangements, the Company has the power to control the management, and financial and operating policies of the VIEs, has exposure or rights to variable returns from its involvement with the VIEs, and has the ability to use its power over the VIEs to affect the amount of the returns. As a result, all these VIEs are accounted for as consolidated structured entities of the Company and their financial statements have also been consolidated by the Company.The principal terms of the Contractual Arrangements are further described below:

(a)   Contractual agreements with Shenzhen OneConnect

- Exclusive Equity Purchase Option Agreement

Pursuant to the exclusive equity purchase option agreement entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect, the direct shareholders of Shenzhen OneConnect, and the shareholders of the direct shareholders of Shenzhen OneConnect, (each refer to as the “Indirect Shareholder”, together with the direct shareholders of Shenzhen OneConnect, “the Shenzhen OneConnect Shareholders”) (the “Exclusive Equity Purchase Option Agreement”), Shenzhen OneConnect Technology has the irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from Shenzhen OneConnect Shareholders all or any part of their equity interests in Shenzhen OneConnect at any time and from time to time in Shenzhen OneConnect Technology’s absolute discretion to the extent permitted by PRC laws. Unless terminated upon the parties’ agreement, this agreement will remain effective for ten years, and will be automatically renewed for another five years, unless Shenzhen OneConnect Technology objects to the renewal in writing thirty days prior this agreement’s expiry.

- Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement entered into between Shenzhen OneConnect Technology and Shenzhen OneConnect, Shenzhen OneConnect agreed to engage Shenzhen OneConnect Technology as its exclusive provider of business support, technical and consulting services. In exchange for these services, Shenzhen OneConnect shall pay a service fee, which is equal to Shenzhen OneConnect’s profit before tax, after deducting any accumulated losses of Shenzhen OneConnect and its subsidiaries from the preceding fiscal year, working capital, costs, expenses, tax and other statutory contribution in relation to the respective fiscal year. The service fee shall be paid annually and shall be wired to the designated bank account of Shenzhen OneConnect Technology upon issuance of invoice by Shenzhen OneConnect Technology. The effective term of this agreement is the same as that of the Exclusive Equity Purchase Option Agreement described above.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1      General information and basis of presentation (Continued)

1.2   Organization and principal activities (Continued)

(a)   Contractual agreements with Shenzhen OneConnect (Continued)

- Spousal Consent Letters

Under the spousal consent letters, each signing spouse respectively agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in Shenzhen OneConnect and the relevant Contractual Arrangements in connection with such equity interest. The signing spouse unconditionally and irrevocably confirmed that he or she does not have any equity interest in Shenzhen OneConnect and committed not to impose any adverse assertions upon his or her spouse’s respective equity interest. Each signing spouse further confirmed that such equity interest may be disposed of pursuant to the relevant Contractual Arrangements, and committed that he or she will take all necessary measures for the performance of those arrangements.

(b)   Contractual agreements with Shenzhen CA

Shenzhen CA and certain of its shareholders holding in the aggregate 98.9% of the equity interest in Shenzhen CA entered into a series of contractual agreements with Zhang Tong Shun. These agreements contain terms substantially similar to the contractual arrangements among Shenzhen OneConnect, Shenzhen OneConnect Shareholders and Shenzhen OneConnect Technology described above.

(c)   Risks in relation to the VIEs

In the opinion of the Company’s management, the Contractual Arrangements discussed above have resulted in the Company, Shenzhen OneConnect Technology and Zhang Tong Shun having the power to direct activities that most significantly impact the VIEs, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs at its discretion. The Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital, capital reserve and PRC statutory reserves of the VIEs totalling RMB1,753 million and RMB1,774 million as of December 31, 2021 and 2022, respectively. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its Internet-related business mainly through the VIEs, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss. As the VIEs organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of Shenzhen OneConnect Technology and Zhang Tong Shun for the liabilities of the VIEs, and Shenzhen OneConnect Technology and Zhang Tong Shun do not have the obligation to assume the liabilities of these VIEs.

In the opinion of the Company’s management, the contractual arrangements among its subsidiaries, the VIE and their respective Nominee Shareholders are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. In addition, the enforceability of the contractual agreements between the Company, the VIE and its shareholders depends on whether the Company’s shareholders or their PRC holding entities will fulfil these contractual agreements. As a result, the Company may be unable to consolidate the VIE and VIE’ subsidiaries in the consolidated financial statements.

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

The Company’s ability to control VIEs also depends on rights provided to Shenzhen OneConnect Technology and Zhang Tong Shun, under the Shareholder Voting Proxy Agreement, to vote on all matters requiring shareholder approval. As noted above, the Company believes Shareholder Voting Proxy Agreement is legally enforceable, but they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the Contractual Arrangements between the Shenzhen OneConnect Technology, and Zhang Tong Shun, the VIEs and their respective shareholders and subsidiaries were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

●	revoke the Group’s business and operating licenses;
●	require the Group to discontinue or restrict its operations;
●	impose fines or confiscate any of the Group’s income that they deem to have been obtained through illegal operations;
●	require the Group to restructure the ownership structure or operations, re-apply for the necessary licenses or relocate its businesses, staff and assets;
●	impose additional conditions or requirements with which the Group may not be able to comply; or
●	restrict or prohibit the Group’s use of the proceeds from public offerings or other of the Group’s financing activities to finance the business and operations of the VIEs and their subsidiaries; or
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1     General information and basis of presentation (Continued)

1.2  Organization and principal activities (Continued)

(c)   Risks in relation to the VIEs (Continued)

The following are major financial statements amounts and balances of the Group’s VIEs and subsidiaries of VIEs (i.e. Shenzhen OneConnect, Shenzhen CA and their subsidiaries) of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022.

	As at December 31,
	2021	2022
	RMB’000	RMB’000
Total current assets	3,820,222	3,865,127
Total non‑current assets	996,872	906,455
Total assets	4,817,094	4,771,582
Total current liabilities	7,427,980	7,645,984
Total non‑current liabilities	97,509	27,902
Total liabilities	7,525,489	7,673,886

	For the year ended
	December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Total revenue	3,042,997	3,723,306	4,064,707
Net loss	(989,704)	(708,699)	(195,819)
Net cash used in operating activities	(443,276)	(439,174)	(618,574)
Net cash generated from investing activities	1,660,300	3,633	918,498
Net cash generated (used in)/from financing activities	(887,374)	108,564	368,778
Net increase/(decrease) in cash and cash equivalents	329,650	(326,977)	668,702
Cash and cash equivalents, beginning of the year	234,877	564,527	237,550
Cash and cash equivalents, end of the year	564,527	237,550	906,252

The above financial statements amounts and balances have included intercompany transactions which have been eliminated on the Company’s consolidated financial statements.

As of December 31, 2021 and 2022, the total assets of Group’s VIEs were mainly consisting of cash and cash equivalents, trade receivable, contract assets, prepayments and other receivables, financial assets at fair value through profit or loss, property and equipment, intangible assets and deferred tax assets. As of December 31, 2021 and 2022, the total liabilities of VIEs were mainly consisting of trade and other payables, payroll and welfare payables, contract liabilities and short-term borrowings.

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

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets measured at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial assets and liabilities, which are carried at fair value and subsequent changes are recognized in the statement of comprehensive income.

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

The Group has consistently adopted IFRS 9, IFRS15 and IFRS16 in the years ended December 31, 2021 and 2022.

Recent accounting pronouncements

(a)   New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2022:

●	Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before intended use
●	Amendments to IFRS 3 - Reference to the Conceptual Framework
●	Amendments to IAS 37 - Onerous Contracts – Cost of Fulfilling a Contract
●	Annual Improvements to IFRS Standards 2018–2020

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

2      Summary of significant accounting policies (Continued)

2.1   Basis of preparation (Continued)

Recent accounting pronouncements (Continued)

(b)   New standards and amendments to standards and interpretations not yet adopted

Several new standards and amendments to standards and interpretations have been issued but not effective during the year 2022 and have not been early adopted by the Group in preparing these consolidated financial statements:

Effective for annual periods beginning on or after

IFRS 17 - Insurance Contracts	1 January 2023
Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies	1 January 2023
Amendments to IAS 8 - Definition of accounting estimates	1 January 2023
Amendments to IAS 12 - Deferred tax related to assets and liabilities arising from a single transaction	1 January 2023
Amendment to IFRS 16 – Leases on sale and leaseback	1 January 2024
Amendments to IAS 1 - Classification of Liabilities as Current or Non-current	1 January 2024
Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

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

The useful lives of intangible assets are assessed by the period of bringing economic benefits for the Group.

The useful lives of intangible assets excluding development cost in progress are set as follows:

Expected useful life
• Application and platform	3 ‑ 10 years
• Purchased software	3 ‑ 10 years
• Business licenses	3 ‑ 5 years

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

2.11 Financial liabilities

The Group, at initial recognition, classifies financial liabilities as either financial liabilities subsequently measured at amortised cost or financial liabilities at fair value through profit or loss.

Except for derivative financial instruments (Note 2.12), the Group’s financial liabilities are mainly financial liabilities measured at amortised cost, including trade and other payables, short-term borrowings, customer deposits and other financial liabilities from virtual bank, etc. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement.

Where the present obligations of financial liabilities are discharged, cancelled or when they are expired, the Group derecognises these financial liabilities. The differences between the carrying amounts and the consideration received are recognised in profit or loss.

Financial liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

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

2.16 Leases

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

2.16 Leases (Continued)

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

2.17 Employee benefits

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

2.18 Share-based payments

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

2.18 Share-based payments (Continued)

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

2.19 Revenue recognition

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

2.19 Revenue recognition (Continued)

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

Only the contracts for business origination services (Note 2.19(b)) contain significant financing components. As a practical expedient, the Group does not account for financing components if the period between when the Group transfers the promised goods or services to the customer and when the customer pays for those goods or services is one year or less.

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

(a)	Implementation and post-implementation support services

Implementation services represent customer-specific software development or customization services provided to customers for the use of the Group’s software in cloud offerings or on-premise IT environment. The implementation contract is either on a time and material basis or fixed-fee basis. The Group invoices fees for implementation services based on actual time and materials incurred to date or according to pre-agreed payment schedules. After development, license to use the software is granted to the customer with an indefinite life. The customer cannot benefit from the implementation service on its own without the license. The perpetual license is a result of the implementation service. The implementation service and the perpetual license are highly interrelated and within the context of the contract, the promise of the Group is to transfer the implementation service together with the perpetual license as one output to its customers. Both the implementation service and the perpetual license to use the software are not distinct and thus should be combined together as one performance obligation. And there is no sales/usage-based royalty for the licence to use the software in the arrangement.

For implementation services, revenue is recognised over time if the Group’s performance (i) provides all of the benefits received and consumed simultaneously by the customer, (ii) creates and enhances an asset that the customer controls as the Group performs, or  (iii) does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.Accordingly, revenue for implementation contracts is recognized over the contract terms by reference to the progress of work performed, which is measured based on costs incurred toward satisfying the performance obligation, relative to total costs expected to be incurred to the complete satisfaction of the performance obligation. Otherwise revenue is recognised at a point in time.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2      Summary of significant accounting policies (Continued)

2.19 Revenue recognition (Continued)

(a)	Implementation and post-implementation support services (Continued)

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

The Group derives its transaction based service revenue primarily from business origination services, risk management services, operation support services and other services.

Business origination services

The Group provides business origination services by assisting financial institutions in customer acquisition for their products including loans, wealth management products and insurance policies etc.

In order to satisfy its performance obligations (that is generating customer leads for financial institutions), the Group designs marketing plans, sources leads and analyses the leads. The Group generates customer leads for financial institutions through its own platform or from channel partners. The leads, which are sourced from the Group’s own platform or from the channel partners, are grouped together and are screened and analysed by the Group to ensure that they meet customers’ criteria. When the leads are sourced from the channel partners, the Group determined that it is the principal in providing the business origination services to the financial institutions because the Group controls the leads sourced from channel partners, screens and analyses the leads before delivering those leads to customers. For business origination services, the Group is primarily responsible for fulfilling the promise to generate customer leads to financial institutions and has full discretion in establishing the price for the business origination services provided to financial institutions, as well as the selection of and determination of prices paid to the channel partners. Accordingly, the Group records revenue based on the gross amount payable by the financial institutions and records the amount payable to the channel partners as cost of revenue. The Group normally charges its customers based on successful referrals at fixed charge rates.The revenue for business origination services is recognized when a referral is successfully accepted by financial institutions.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2      Summary of significant accounting policies (Continued)

2.19 Revenue recognition (Continued)

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

Operation support services

Operation support services mainly represent calling services and insurance loss assessment services, digital certification and related services and solutions, service management platforms to participants around auto aftermarket scenarios, asset monitoring services and consulting services provided to financial institutions.

For contracts which the Group charges its customers based on usage of the services at fixed charge rates, and invoices the fees on periodical basis, the revenue from these services is recognized when the customers receive and consume the benefits of these services each time the Group performs, based on the amount charged for such services.

For contracts which the Group charges its customers based on the term of services and invoices the fee on periodical basis, and the performance obligation is to stand ready to provide operation support, the customers simultaneously receive and consume the benefits of these support services as the Group performs and revenue is recognized based on time elapsed and thus ratably over the term of the support arrangement.

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

Others

Other revenue mainly represents sales of products, asset management services and revenue from virtual bank.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2      Summary of significant accounting policies (Continued)

2.19 Revenue recognition (Continued)

(b)Transaction based service (Continued)

Others (Continued)

For sales of products, the Group recognizes revenue net of discounts and return allowances upon the time when the products are delivered to customers.

For asset management services, the service revenues are recognized ratably over the term of the service contracts.

(c)Interest and commission income

For virtual bank, interest income from debt instruments measured at amortized cost and debt instruments measured at fair value through other comprehensive income is recognized in revenue using the effective interest rate method. Fees and commissions are recognized on an accrual basis when the service has been provided or significant act performed.

2.20 Interest income

Interest income from virtual bank is included in the revenue (Note 5).

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

2.21 Dividend income

Dividend income is recognized when the right to receive payment is established.

2.22 Government grants

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

2.23 Tax

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

(a)	Impairment of financial assets measured at amortized costs

The Group applies expected credit losses model in measuring impairment of trade receivables, contract assets, other receivables, loans and advances to customers. The expected loss rates are based on the Group’s past loss experiences, existing market conditions as well as forward looking estimates at the end of each reporting period.

Details of the methodology and key inputs used are disclosed in Note 4.1(b)(ii).

(b)	Income taxes

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

The deferred tax assets recognised as at December 31, 2021, 2022 were mainly attributable to major operating companies in Mainland China, which are eligible for preferential tax policies applicable for the qualification of “High and New Technology Enterprise” , and being entitled to a preferential income tax rate of 15% and the number of years that deductible tax losses can be utilised is extended to 10 years.

The carrying amount and reliability of deferred tax assets were reviewed periodically at the end of each reporting period by comparing forecasted taxable profits in prior period to actual results in the current period and comparing revenue growth rate and profit margin in the current year forecast to historical results and industry trends.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3     Critical accounting estimates and judgments (Continued)

(b)	Income taxes (Continued)

Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact current income tax and deferred income tax in the period in which such determination is made.

(c)	Recognition of share-based compensation expenses

As mentioned in Note 26, equity-settled share-based compensation schemes were established for the employees. The directors have used the Binomial option-pricing model to determine the grant date fair value of the options or restricted shares granted to employees, which is to be expensed over the vesting period. Significant estimate on assumptions, such as the underlying equity value, risk-free interest rate, expected volatility and dividend yield, is required to be made by the directors in applying the Binomial option-pricing model. The values of options or restricted shares are subject to subjectivity and uncertainty relating to the assumptions and limitation of the model used to estimate such values. In addition, The Group is required to estimate the percentage of grantees that will remain in employment with the Group and whether the performance conditions for vesting will be met at the end of the vesting period. The Group only recognizes an expense for those share options or restricted shares expected to vest over the vesting period.

(d)	Estimation of the useful life of application and platform included in intangible assets

As at December 31, 2022, the carrying amount of application and platform was RMB191,070,000 (2021: RMB257,118,000). The Group estimates the useful life of the application and platform to be at least 3 years based on the expected technical obsolescence of such assets. However, the actual useful life may be shorter or longer than 3 years, depending on technical innovations and competitor actions. If it were only 2 years, the amortisation would be RMB196,209,000 for the year ended December 31, 2022 (2021: RMB184,392,000, 2020: RMB388,259,000). If the useful life were estimated to be 5 years, the amortisation would be RMB78,484,000 for the year ended December 31, 2022 (2021: RMB160,381,000, 2020: RMB155,303,000).

(e)	Impairment of intangible assets including goodwill

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

Determination of the value in use is an area involving management judgment in order to assess whether the carrying value of intangible assets can be supported by the net present value of future cash flows. In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain areas including management’s expectations of (i) revenue growth rate; (ii) long-term growth rate; and (iii) pre-tax discount rate.

Details of the methodology and key inputs used are disclosed in Note 13.

(f)	Consolidation of VIEs

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

The Company and overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies denominated in RMB. The Group has entered into spot-forward USD/RMB derivative financial instruments to hedge certain portion of its exposure to foreign currency risk arising from loans to group companies denominated in RMB. The Group monitors the size of foreign currency position, and manages foreign currency risk by utilizing hedging strategy.

The subsidiaries of the Group are mainly operated in mainland China with most of the transactions settled in RMB. The Group considers that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency.

The analysis below is performed for reasonably possible movements in key variables with all other variables held constant, showing the post-tax impact on profit and equity, after considering hedging strategy.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Management of financial risk (Continued)

4.1  Financial risk factors (Continued)

(a)   Market risk(Continued)

Currency risk (Continued)

	At December 31,			At December 31,
	2020	2021	2022	2020	2021	2022

	Impact on post tax profit			Impact on other components of equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
USD+5%	52,506	(4,028)	1,752	618,581	260,467	230,632
USD −5%	(52,506)	4,028	(1,752)	(618,581)	(260,467)	(230,632)

Interest rate risk

Interest rate risk is the risk of an adverse impact to earnings or capital due to changes in market interest rates. Floating rate instruments expose the Group to cash flow interest rate risk, whereas fixed rate instruments expose the Group to fair value interest risk.

Interest rate risk of the Group is mainly from mismatches in the interest rate profiles of assets, liabilities and capital instruments in Virtual Bank Business. The sensitivity analysis on earnings and economic value is described as follows:

	As at December 31, 2022
RMB million	HKD	USD	RMB

Impact on earnings over the next 12 months if interest rates rise by 200 basis points	(9)	9	1
Impact on economic value if interest rates rise by 200 basis points	(25)	(1)	—

	As at December 31, 2021
RMB million	HKD	USD	RMB

Impact on earnings over the next 12 months if interest rates rise by 200 basis points	(20)	—	4
Impact on economic value if interest rates rise by 200 basis points	(27)	—	—

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Management of financial risk (Continued)

4.1  Financial risk factors (Continued)

(b)	Credit risk
(i)	Credit risk management

In 2022, the COVID-19 still had certain impacts on businesses in some provinces/cities and industries as well as the whole economy of the PRC. As a result, the quality of the Group’s credit assets and investment assets was affected to some extent.

The Group’s credit risk is mainly associated with cash and cash equivalents, restricted cash and time deposits over three months, trade receivables, contract assets, other receivables, financial assets measured at amortized cost from Virtual Bank  and financial guarantee contracts. The carrying amounts of each class of the above financial assets represent the Group’s maximum exposure to credit risk in relation to financial assets as disclosed in Note 4.1 (b) (ii).

To manage this risk arising from cash and cash equivalents and restricted cash and time deposits over three months, the Group mainly transacts with state-owned or reputable financial institutions in the PRC including related parties (Note 35(d)) and reputable international financial institution outside the PRC. The Group considers that there is no significant credit risk and the Group will not suffer any material losses due to the default of these financial institutions.

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

The Group applies the IFRS 9 simplified approach in measuring expected credit losses which uses a lifetime expected impairment loss allowance for all trade receivables and contract assets.

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

Forward-looking information

The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the debtors to settle the receivables. The Group has developed macroeconomic forward looking adjustment model by establishing a pool of macro-economic indicators, preparing data, filtering model factors and adjusting forward-looking elements, and the indicators include country or region local GDP, Consumer Price Index(“CPI”), Unemployment Rate (“UR”), Investment in fixed assets, Producer Price Index, Home price index, etc. based on the statistical analysis of historical data. The Group has identified the CPI to be the most relevant factor to evaluate expected credit losses on 31 December 2022, and has also taken into account of the Hong Kong real GDP and the Hong Kong UR in Virtual Bank  operations, and accordingly adjusts the historical loss rates based on expected changes in these factors. In generating the forward-looking scenarios, the operationalization of the ECL models, using also the latest economic statistics, would take into account the recent influences of the coronavirus pandemic situation.

Credit risk exposure

Without considering the impact of collateral and other credit enhancement, for on-balance sheet assets, the maximum exposures are based on net carrying amounts as reported in the consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Management of financial risk (Continued)

4.1  Financial Risk (Continued)

(b)	Credit risk (Continued)
(ii)	ECL measurement (Continued)

Credit risk exposure (Continued)

(1)	Trade receivables and contract assets

	As at December 31, 2021
	RMB'000	RMB'000	RMB'000
	Trade	Contract
	receivables	assets	Total
Gross carrying amount
Applying simplified approach
	934,152	311,103	1,245,255

Loss allowance
Applying simplified approach
	42,978	82,340	125,318

	As at December 31, 2022
	RMB'000	RMB'000	RMB'000
	Trade	Contract
	receivables	assets	Total
Gross carrying amount
Applying simplified approach	998,036	182,480	1,180,516

Loss allowance
Applying simplified approach	57,047	59,852	116,899

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Management of financial risk (Continued)

4.1  Financial Risk (Continued)

(b)	Credit risk (Continued)
(ii)	ECL measurement (Continued)

Credit risk exposure (Continued)

(1)Trade receivables and contract assets (Continued)

To measure the expected credit losses, all trade receivables and contract assets have been grouped based on shared credit risk characteristics and the aging analysis. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables for the same types of contracts. The impairment loss allowance of trade receivables and contract assets applying simplified approach was determined as follows:

	As at December 31, 2021
	Related	Up to	1 year to	2 year to	Above
	parties	1 year	2 year	3 year	3 years	Total
Expected loss rate	1.55%	6.31%	33.30%	89.51%	98.86%	10.06%

Gross carrying amount of trade receivables and contract assets applying simplified approach	456,470	653,428	81,012	39,758	14,587	1,245,255

Loss allowance of trade receivables and contract assets applying simplified approach	7,091	41,240	26,980	35,587	14,420	125,318

	As at December 31, 2022
	Related	Up to	1 year to	2 year to	Above
	parties	1 year	2 year	3 year	3 years	Total
Expected loss rate	2.27%	3.33%	42.80%	68.40%	97.75%	9.90%

Gross carrying amount of trade receivables and contract assets applying simplified approach	391,221	657,723	63,170	26,482	41,920	1,180,516

Loss allowance of trade receivables and contract assets applying simplified approach	8,888	21,885	27,038	18,113	40,975	116,899

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Management of financial risk (Continued)

4.1  Financial Risk (Continued)

(b)	Credit risk (Continued)
(ii)	ECL measurement (Continued)

Credit risk exposure (Continued)

(1)	Trade receivables and contract assets (Continued)

Movements in the impairment loss allowance of trade receivables and contract assets applying simplified approach are as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Beginning of the year	(45,944)	(97,243)	(125,318)
Additions of impairment loss, net	(118,943)	(71,061)	(18,715)
Recovery of amounts written off previously	—	—	(9,980)
Write-off	67,644	42,986	37,156
Exchange difference	—	—	(42)
End of the year	(97,243)	(125,318)	(116,899)

(2)Other receivables

Impairment on other receivables is measured as either 12-month expected credit losses or lifetime expected credit loss, depending on whether there has been a significant increase in credit risk since initial recognition. If a significant increase in credit risk of a receivable has occurred since initial recognition, then impairment is measured as lifetime expected credit loss. The credit risk exposure of the other receivables was disclosed in Note 19(a).

(3)Loans and advances to customers

The following table presents the credit risk exposure of the loans and advances to customers from virtual bank.

	As at December 31,
	2021	2022
	RMB’000	RMB’000
Gross carrying amount

Financial assets measured at amortized cost	13,575	44
Financial assets measured at fair value through other comprehensive income	1,103,460	1,608,402
	1,117,035	1,608,446

Expected credit loss provision	190	—

Expected loss rate	1.40%	—

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4      Management of financial risk (Continued)

4.1   Financial Risk (Continued)

(b)	Credit risk (Continued)
(ii)	ECL measurement (Continued)

Credit risk exposure (Continued)

(3)Loans and advances to customers (Continued)

Movements in the impairment loss allowance of loans and advances to customers applying three-stage approach are as follows:

*1Financial assets measured at amortized cost

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Beginning of the year	—	(711)	(190)
(Additions)/Reversals of impairment loss	(711)	(1,170)	190
Write‑off	—	1,691	—
End of the year	(711)	(190)	—

*2Financial assets measured at fair value through other comprehensive income

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Beginning of the year	—	(712)	(1,962)
(Additions)/Reversals of impairment loss	(712)	(1,250)	(10,616)
Write-off	—	—	1,050
End of the year	(712)	(1,962)	(11,528)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Management of financial risk (Continued)

4.1  Financial Risk (Continued)

(c)	Liquidity risk

The Group manages liquidity risk by maintaining adequate cash and cash equivalents and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Management believe that the Group’s current cash and cash equivalents and anticipated cash flows from operations, investment and financing activities will be sufficient to meet the Group’s anticipated working capital requirements and capital expenditures for the next 12 months from December 31, 2022.

The liquidity risk of the foreign exchange swap is managed by aligning the critical terms of such swaps with the hedged items.

The table below analyses the Group’s financial liabilities into relevant maturity grouping based on the remaining period at the end of each reporting period to the contractual maturity date. The amounts disclosed in the table are undiscounted contractual cash flows.

	As at December 31, 2021
	Within 1 year	1 to 5 years	Total
	RMB’000	RMB’000	RMB’000

Short‑term borrowings	818,246	—	818,246
Trade and other payables	1,158,593	340,162	1,498,755
- Including: lease liabilities	65,094	112,102	177,196
Customer deposits	1,350,171	—	1,350,171
Non‑derivative financial liabilities	3,327,010	340,162	3,667,172

Gross settled (foreign currency swaps)
- (inflow)	(2,147,751)	—	(2,147,751)
- outflow	2,338,722	—	2,338,722
Derivative financial liabilities	190,971	—	190,971

Total	3,517,981	340,162	3,858,143

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Management of financial risk (Continued)

4.1  Financial Risk (Continued)

(c)	Liquidity risk (Continued)

	As at December 31, 2022
	Within 1 year	1 to 5 years	Total
	RMB’000	RMB’000	RMB’000

Short‑term borrowings	294,461	—	294,461
Trade and other payables	1,236,571	139,387	1,375,958
- Including: lease liabilities	50,862	47,093	97,955
Other financial liabilities from virtual bank	89,327	—	89,327
Customer deposits	1,929,183	—	1,929,183
Non‑derivative financial liabilities	3,549,542	139,387	3,688,929

Gross settled (foreign currency swaps)
- (inflow)	(198,722)	—	(198,722)
- outflow	208,290	—	208,290
Derivative financial liabilities	9,568	—	9,568
Total	3,559,110	139,387	3,698,497

4.2  Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long-term.

The Group monitors capital (including share capital and reserves) by regularly reviewing the capital structure. As a part of this review, the Company considers the cost of capital and the risks associated with the issued share capital. The Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or repurchase the Company’s shares. In the opinion of the Directors of the Company, the Group’s capital risk was low as at December 31, 2022.

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

For Level 3 financial instruments, prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value measurement within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques. To determine the fair value of loans and advances to customers from virtual bank, loans are segregated into portfolios of similar characteristics. Fair values are estimated using discounted cash flow methodology incorporating a range of input assumptions including expected customer prepayment rates, new business interest rate estimates for similar loans. The fair value of loans reflects expected credit losses at the balance sheet date and the fair value effect of repricing between origination and the reporting date. For credit impaired loans, fair value is estimated by discounting the future cash flows over the period they are expected to be recovered.

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Management of financial risk (Continued)

4.3  Fair value estimation (Continued)

Determination of fair value and fair value hierarchy (Continued)

	As at December 31, 2022
	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets measured at fair value
Financial assets at fair value through profit or loss (Note 21)	—	690,627	—	690,627
Financial assets measured at fair value through other comprehensive income (Note 16)	442,935	—	1,611,606	2,054,541
Derivative financial assets	—	56,363	—	56,363
Financial liabilities
Derivative financial liabilities	—	9,568	—	9,568

For the years ended December 31, 2021 and 2022, there were no transfers among different levels of fair values measurement.

Movements of Level 3 financial instruments measured at fair value are as follows:

	For the year ended
	December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Beginning of the year	6,438	5,676	1,107,340
Additions, net	—	1,103,460	506,620
(Losses)/gain recognised in other comprehensive income	—	(1,796)	(1,678)
Losses recognised in other gain	(762)	—	(676)
End of the year	5,676	1,107,340	1,611,606

Valuation inputs and relationships to fair value

The following table summarises main quantitative and qualitative information about the significant unobservable inputs used in level 3 fair value measurements for loans and advances to customers from virtual bank measured at fair value through other comprehensive income. The impact of changes in unobservable inputs for other level 3 fair value measurement was immaterial.

	Unobservable inputs	Range of inputs
		2021	2022

Financial assets measured at fair value through other comprehensive income
-Loans and advances to customers from virtual bank
	Discount rate	5.22% - 10.05%	5.66% - 9.30%
	Prepayment ratio	0.35% - 0.39%	0.34% - 0.38%

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Management of financial risk (Continued)

4.3  Fair value estimation (Continued)

Valuation inputs and relationships to fair value (Continued)

The analysis below is performed for reasonably possible movements in unobservable inputs with all other variables held constant, showing the impact on the assets and other comprehensive income.

	Unobservable inputs	Impact on the assets and
		other comprehensive
		income
		2021	2022

-Loans and advances to customers from virtual bank
Discount rate	+5%	(4,579)	(5,941)
	-5%	4,608	5,975
Prepayment ratio	+5%	(195)	(283)
	-5%	195	283

5     Segment information and revenue

5.1  Description of segments and principal activities

The chief operating decision-makers and management personnel review the Group’s internal reporting in order to assess performance, allocate resources, and determine the operating segments based on these reports.

The Group has the following reportable segments for the year ended December 31, 2022:

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Segment information and revenue (Continued)

5.1  Description of segments and principal activities (Continued)

	Year ended December 31, 2021
			Intersegment
			eliminations
	Virtual Bank	Technology	and
	Business	Solutions	adjustments	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000

Revenue	34,320	4,098,734	(697)	4,132,357
Cost of revenue	(37,748)	(2,658,655)	697	(2,695,706)
Gross profit	(3,428)	1,440,079	—	1,436,651

Research and development expenses	(33,192)	(1,319,826)	—	(1,353,018)
Selling and marketing expenses	(38,042)	(550,338)	—	(588,380)
General and administrative expenses	(99,796)	(741,889)	—	(841,685)
Net impairment losses on financial and contract assets	(1,250)	(70,979)	—	(72,229)
Other income, gains or loss-net	91	13,830	—	13,921
Operating loss	(175,617)	(1,229,123)	—	(1,404,740)

Finance income	—	28,823	—	28,823
Finance costs	(310)	(76,327)	—	(76,637)
Finance costs – net	(310)	(47,504)	—	(47,814)
Share of gain of associate and joint venture	—	9,946	—	9,946
Loss before income tax	(175,927)	(1,266,681)	—	(1,442,608)

ASSETS
Segment Assets	2,032,344	7,377,469	(1,041,585)	8,368,228
Goodwill	—	289,161	—	289,161
Deferred income tax assets	—	683,218	—	683,218
Total assets	2,032,344	8,349,848	(1,041,585)	9,340,607

LIABILITIES
Segment Liabilities	1,459,125	4,097,004	(60,465)	5,495,664
Deferred income tax liabilities	—	9,861	—	9,861
Total Liabilities	1,459,125	4,106,865	(60,465)	5,505,525

Other segment information
Depreciation of property and equipment	14,195	121,780	—	135,975
Amortization of intangible assets	20,356	282,418	—	302,774
Additions of non-current assets except for goodwill and deferred income tax assets	44,107	201,940	—	246,047

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Segment information and revenue (Continued)

5.1  Description of segments and principal activities (Continued)

	Year ended December 31, 2022
			Intersegment
			eliminations
	Virtual Bank	Technology	and
	Business	Solutions	adjustments	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000

Revenue	106,540	4,360,546	(3,084)	4,464,002
Cost of revenue	(56,716)	(2,775,354)	3,084	(2,828,986)
Gross profit	49,824	1,585,192	—	1,635,016

Research and development expenses	(18,276)	(1,399,415)	—	(1,417,691)
Selling and marketing expenses	(41,408)	(369,948)	—	(411,356)
General and administrative expenses	(114,546)	(710,165)	—	(824,711)
Net impairment losses on financial and contract assets	(10,616)	(23,023)	—	(33,639)
Other income, gains or loss-net	(544)	71,362	—	70,818
Operating loss	(135,566)	(845,997)	—	(981,563)

Finance income	—	14,709	—	14,709
Finance costs	(354)	(36,819)	—	(37,173)
Finance costs – net	(354)	(22,110)	—	(22,464)
Share of gain of associate and joint venture	—	24,852	—	24,852
Impairment charges on associates	—	(10,998)	—	(10,998)
Loss before income tax	(135,920)	(854,253)	—	(990,173)

ASSETS
Segment Assets	2,851,885	6,330,769	(1,355,392)	7,827,262
Goodwill	—	289,161	—	289,161
Deferred income tax assets	—	765,959	—	765,959
Total assets	2,851,885	7,385,889	(1,355,392)	8,882,382

LIABILITIES
Segment Liabilities	2,093,126	3,521,957	(15,952)	5,599,131
Deferred income tax liabilities	—	5,196	—	5,196
Total Liabilities	2,093,126	3,527,153	(15,952)	5,604,327

Other segment information
Depreciation of property and equipment	13,191	106,118	—	119,309
Amortization of intangible assets	26,909	135,212	—	162,121
Additions of non-current assets except for goodwill and deferred income tax assets	45,737	98,740	—	144,477

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Segment information and revenue (Continued)

5.2  Revenue

(a)  Disaggregation of revenue from contracts with customers

	For the year ended
	December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
- Technology Solutions
Implementation	851,856	733,648	861,820
Transaction based and support revenue
- Operation support services	1,061,445	1,097,719	1,140,727
- Business origination services	605,733	450,597	383,723
- Risk management services	362,530	534,071	414,849
- Cloud services platform	314,338	1,050,179	1,315,819
- Post‑implementation support services	55,678	49,447	50,983
- Others	57,533	182,376	189,541

	3,309,113	4,098,037	4,357,462

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5      Segment information and revenue (Continued)

5.2  Revenue (Continued)

(a)  Disaggregation of revenue from contracts with customers (Continued)

Disaggregation of revenue by timing of transfer of services over time or at a point in time is set out below:

	At a point
	in time	Over time	Total
Year ended December 31, 2020
Implementation	—	851,856	851,856
Transaction based and support revenue
- Operation support services	453,720	607,725	1,061,445
- Business origination services	605,733	—	605,733
- Risk management services	362,530	—	362,530
- Cloud services platform	—	314,338	314,338
- Post‑implementation support services	—	55,678	55,678
- Others	56,505	1,028	57,533

	1,478,488	1,830,625	3,309,113

	At a point
	in time	Over time	Total
Year ended December 31, 2021
Implementation	—	733,648	733,648
Transaction based and support revenue
- Operation support services	399,523	698,196	1,097,719
- Business origination services	450,597	—	450,597
- Risk management services	534,071	—	534,071
- Cloud services platform	—	1,050,179	1,050,179
- Post-implementation support services	—	49,447	49,447
- Others	181,004	1,372	182,376

	1,565,195	2,532,842	4,098,037

	At a point
	in time	Over time	Total
Year ended December 31, 2022
Implementation	36,266	825,554	861,820
Transaction based and support revenue
- Operation support services	376,784	763,943	1,140,727
- Business origination services	383,723	—	383,723
- Risk management services	414,849	—	414,849
- Cloud services platform	—	1,315,819	1,315,819
- Post-implementation support services	—	50,983	50,983
- Others	189,366	175	189,541

	1,400,988	2,956,474	4,357,462

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Segment information and revenue (Continued)

5.2  Revenue (Continued)

(a)  Disaggregation of revenue from contracts with customers (Continued)

During the years ended December 31, 2020, 2021 and 2022, the Group mainly operated in the PRC and most of the revenue were generated in PRC.

The major customers (and for the Group’s lending solution services, the parties to whom service fees were charged(i)) which contributed more than 10% of the total revenue of the Group for the years ended December 31, 2020, 2021 and 2022 are listed as below:

	For the year
	ended
	December 31,
	2020	2021	2022
	% of total	% of total	% of total
	revenue	revenue	revenue
Ping An Group and its subsidiaries	52.23%	56.03%	56.60%
Lufax Holding Ltd (“Lufax” and its subsidiaries)	11.32%	11.15%	10.29%
	63.55%	67.18%	66.89%

The major customers (and for the Group’s lending solution services, the lender(ii)) which contributed more than 10% of the total revenue of the Group for the years ended December 31, 2020, 2021 and 2022 are listed as below:

	For the year
	ended
	December 31,
	2020	2021	2022
	% of total	% of total	% of total
	revenue	revenue	revenue
Ping An Group and its subsidiaries	52.13%	56.06%	56.60%
Lufax and its subsidiaries	10.36%	10.36%	9.71%
	62.49%	66.42%	66.31%

Note:

(i)	The Group’s lending solution services revenue by parties charged represent the fees received/receivable by the Group from the respective customers.
(ii)	The Group’s lending solution services revenue by lenders represent the fees generated by the Group from loans facilitated through the Group’s platform for the respective customers as lenders.

(b)   Interest and commission income

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000

– Virtual Bank Business

Interest and commission income	3,177	34,320	106,540

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Segment information and revenue (Continued)

5.2  Revenue (Continued)

(c)  Contract assets and liabilities

The Group has recognized the following revenue-related contract assets and liabilities:

	At December 31,
	2021	2022
	RMB’000	RMB’000
Contract assets
-Implementation	271,521	163,769
-Transaction based and support	39,582	18,711
- Business origination services	9,976	1,404
- Operation support services	17,449	12,085
- Post implementation support services	12,157	5,222

	311,103	182,480
Less: Impairment loss allowance
-Implementation	(72,266)	(52,385)
-Transaction based and support	(10,074)	(7,467)
- Operation support services	(4,771)	(4,779)
- Post implementation support services	(5,303)	(2,688)

	(82,340)	(59,852)
	228,763	122,628

Less: Non-current contract assets	(868)	—
	227,895	122,628

	At December 31,
	2021	2022
	RMB’000	RMB’000
Contract liabilities
-Implementation	24,107	42,014
-Transaction based and support	149,155	144,613
-Post implementation support services	22,748	21,679
-Risk management services	21,629	20,997
-Operation support services	90,409	87,562
-Others	14,369	14,375

	173,262	186,627

Less: Non‑current contract liabilities	(19,418)	(19,977)
	153,844	166,650

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Segment information and revenue (Continued)

5.2  Revenue (Continued)

(c)  Contract assets and liabilities (Continued)

Decrease in contract assets during the year was because of the payment from the customer exceeds the value ascribed to the services rendered by the Group.

During the years ended December 31, 2020, 2021 and 2022, there were no material cumulative catch-up adjustments to revenue that affect the corresponding contract asset or contract liability, including adjustments arising from a change in the measure of progress, a change in an estimate of the transaction price or a contract modification, there were also no revenue recognized in the reporting year from performance obligations satisfied (or partially satisfied) in previous years.

(i)Revenue recognized in relation to contract liabilities

	For the year ended
Revenue recognized in relation to contract liabilities	December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Revenue recognized that was included in the contract liability balance at the beginning of the year	104,960	138,547	153,844

(ii)	Remaining performance obligations of long-term contracts

Remaining performance obligations of long-term contracts	For the year ended
	December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Aggregate amount of the transaction price allocated to long‑term contracts that are partially or fully unsatisfied at the end of each year
Expected to be recognized within one year	240,089	455,294	670,991
Expected to be recognized in one to two years	67,464	89,762	237,126
Expected to be recognized in two to three years	48,475	33,937	99,208
Expected to be recognized beyond three years	27,688	31,523	44,365
	383,716	610,516	1,051,690

The remaining performance obligations disclosed above represent post-implementation support services, risk management services and operation support services that have an original contractual term of more than one year. Moreover, the amount disclosed above does not include variable consideration which is constrained.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6    Expenses by nature

	For the year ended
	December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Technology service fees	1,500,711	2,021,238	2,261,498
Employee benefit expenses (Note 7)	1,643,404	1,629,375	1,601,989
Outsourcing labor costs	300,323	437,081	528,582
Business origination fees to channel partners	251,988	276,966	251,427
Purchase costs of products	74,248	176,224	183,956
Amortization of intangible assets (Note 13)	282,697	302,774	162,121
Depreciation of property and equipment (Note 12)	138,531	135,975	119,309
Listing expenses	—	12,467	69,857
Professional service fees	67,137	48,001	50,596
Marketing and advertising fees	59,801	110,775	50,246
Travelling expenses	54,587	76,987	38,873
Auditor's remuneration
—Audit related	15,900	14,657	16,501
—Non-audit	3,149	1,957	3,150
Impairment loss of intangible assets (Note 13)	23,259	5,646	10,208
Others	290,794	228,666	134,431
Total cost of revenue, research and development expenses, selling and marketing expenses, general and administrative expenses	4,706,529	5,478,789	5,482,744

	For the year ended
	December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Research and development costs
-Employee benefit expenses	610,564	514,456	469,320
-Technology service fees	682,222	859,324	946,700
-Amortization of intangible assets	3,812	3,396	6,282
-Depreciation of property and equipment	9,659	11,182	14,168
-Impairment loss of intangible assets	5,597	3,747	3,837
-Others	37,438	23,200	22,334
Amounts incurred	1,349,292	1,415,305	1,462,641

Less: capitalized
-Employee benefit expenses	(125,767)	(45,016)	(19,827)
-Technology service fees	(50,235)	(17,271)	(25,123)
	(176,002)	(62,287)	(44,950)
	1,173,290	1,353,018	1,417,691

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7     Employee benefit expenses

	For the year ended
	December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Wages and salaries	1,319,554	1,276,205	1,235,714
Welfare and other benefits	248,870	330,552	353,099
Share‑based payments (Note 26)	74,980	22,618	13,176
	1,643,404	1,629,375	1,601,989

8    Other income, gains or loss - net

	For the year ended
	December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Net foreign exchange gain/(loss)	285,722	77,143	(312,843)
Government grants and tax rebates (Note a)	63,627	51,080	58,013
Net gain on financial assets at fair value through profit or loss	49,447	45,644	30,687
Gain on dilution of interest in associate (Note 14)	2,511	—	—
Gain/(loss) on disposal of property and equipment and intangible asset	1,302	(266)	(6,198)
Remeasurement of redemption liability (Note b)	—	—	37,874
Guarantee (loss)/gain, net	(69,185)	10,757	—
Net (loss)/gain on derivatives	(281,691)	(169,545)	262,769
Others	6,699	(892)	516
	58,432	13,921	70,818

(a)	Government grants and tax rebates

Government grants and tax rebates were related to income. There were no unfulfilled conditions or contingencies related to these subsidies.

	For the year ended
	December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Government grants	44,202	28,871	27,421
- Technology development incentives	25,425	14,391	10,493
- Epidemic subsidies	4,000	—	—
- Operation subsidies	14,777	14,480	16,928
Tax rebates	19,425	22,209	30,592
	63,627	51,080	58,013

(b)	Remeasurement of redemption liability

On December 30, 2022, the Group entered into a share purchase agreement with non-controlling shareholders of BER Technology to acquire the remaining 20% equity interests of BER Technology. The contractual consideration was RMB15,000,000 based on the agreement, as BER Technology did not meet its financial performance conditions. Difference between the consideration and the carrying amount of redemption liability was recognised as other gain.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9     Finance costs — net

	For the year ended
	December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Finance income
Interest income on bank deposits	77,237	28,823	14,709

Finance costs
Interest expense on borrowings	(127,585)	(56,534)	(17,303)
Interest expense on lease liabilities	(7,736)	(5,803)	(7,578)
Interest expense on redemption liability	(14,326)	(12,406)	(10,287)
Bank charges	(716)	(1,894)	(2,005)
	(150,363)	(76,637)	(37,173)

	(73,126)	(47,814)	(22,464)

10   Income tax benefits

The income tax benefits of the Group for the years ended December 31, 2020, 2021 and 2022 is analyzed as follows:

	For the year ended
	December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Current income tax	(16,856)	(16,780)	(25,259)
Deferred income tax	153,987	128,875	87,406
Income tax benefit	137,131	112,095	62,147

The tax on the Group’s loss before income tax differs from the theoretical amount that would arise using the statutory tax rate applicable to loss of the consolidated entities as follows:

	For the year ended
	December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Loss before income tax	1,551,254	1,442,608	990,173
Tax calculated at PRC statutory income tax rate of 25%	387,814	360,652	247,543
Differential of income tax rates applicable to subsidiaries	(145,000)	(161,199)	(119,211)
Expense not deductible for tax purposes	(35,455)	(10,169)	(5,659)
Incomes not subject to tax	6,899	1,732	542
Tax losses and temporary differences for which no deferred income tax asset was recognized	(81,698)	(87,237)	(73,690)
Derecognization of deferred tax assets on tax losses	(3,137)	(23)	—
Additional deductible allowance for research and development expenses	6,873	8,255	10,164
Utilization of previously unrecognized tax losses	835	84	2,458
Income tax benefit	137,131	112,095	62,147

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10   Income tax benefits (Continued)

The unused tax losses for the years ended December 31, 2021 and 2022 is analyzed as follows:

	At December 31,
	2021	2022
	RMB’000	RMB’000
Unused tax losses for which no deferred tax asset has been recognized	1,982,709	2,525,806

The expiry dates of the unused tax losses not recognized as deferred tax assets for the years ended December 31, 2021 and 2022 are listed as follows:

	At December 31,
	2021	2022
	RMB’000	RMB’000

Year 2022	277,048	277,048
Year 2023	118,502	118,796
Year 2024	419,866	419,866
Year 2025	82,441	83,576
Year 2026	104,316	208,346
Year 2027	—	67,745
Year 2028	1,826	1,826
Year 2029	7,149	7,149
Year 2030	8,051	8,049
Year 2031	60,059	56,195
Year 2032	—	122,036

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10   Income tax benefits (Continued)

(a)	PRC Enterprise Income Tax (“EIT”)

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

Shenzhen OneConnect Technology and OneConnect Cloud Technology as subsidiaries of the Group, were established in the China (Guangdong) Pilot Free Trade Zone Qianhai & Shekou Area of Shenzhen and accordingly is entitled to a reduced income tax rate of 15%.

(b)	Cayman Islands Income Tax

The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax.

(c)	Hong Kong Income Tax

The Hong Kong income tax rate is 16.5%. No Hong Kong profits tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax during the years ended December 31, 2020, 2021 and 2022.

(d)	Singapore Income Tax

The Singapore income tax rate is 17%. No Singapore profits tax was provided for as there was no estimated taxable profit that was subject to Singapore profits tax during the years ended December 31, 2020, 2021 and 2022.

(e)	Indonesia Income Tax

The income tax provision in respect of the Group’s operations in Indonesia was calculated at the tax rate of 25% on the gross revenue for the year ended December 31, 2020, and 22% on the taxable profits for the year ended December 31, 2021 and 2022.

(f)	Malaysia Income Tax

The Malaysia income tax rate is 24%. No Malaysia profits tax was provided for as there was no estimated taxable profit that was subject to Malaysia profits tax during the years ended December 31, 2020, 2021 and 2022.

(g)	Philippines Income Tax

The Philippines income tax rate is 25%. No Philippines profits tax was provided for as there was no estimated taxable profit that was subject to Philippines profits tax during the years ended December 31, 2020, 2021 and 2022.

(h)	PRC Withholding Tax (“WHT”)

According to the EIT Law, distribution of profits earned by PRC companies since January 1, 2008 to overseas investors is subject to withholding tax of 5% or 10%, depending on the region of incorporation of the overseas investor, upon the distribution of profits to overseas-incorporated immediate holding companies.

As at December 31, 2020, 2021 and 2022, the Group has deficits in retained earnings, so no withholding tax is provided.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11   Loss per share

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Net loss for the year attributable to owners of the Company	(1,353,608)	(1,281,699)	(872,274)
Weighted average number of ordinary shares in issue (in’000 shares)	1,064,710	1,108,291	1,094,748

Basic loss per share (RMB yuan)	(1.27)	(1.16)	(0.80)
Diluted loss per share (RMB yuan)	(1.27)	(1.16)	(0.80)

Basic loss per ADS (RMB yuan) (Note)	(38.14)	(34.69)	(23.90)
Diluted loss per ADS (RMB yuan) (Note)	(38.14)	(34.69)	(23.90)

Note: One ADS represent thirty ordinary shares of the Company.

Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of ordinary shares in issue during the years ended December 31, 2020, 2021 and 2022.

Shares held for share incentive scheme purpose have been treated as treasury shares. Accordingly, for purpose of calculation of loss per share, the issued and outstanding number of ordinary shares as at December 31, 2020, 2021 and 2022, taking into account the shares held for share incentive scheme purpose, were 1,104,233,317 shares, 1,109,938,973 shares, 1,089,589,125 shares, respectively.

The effects of all outstanding share options granted under the Share Option Scheme and Restricted Share Units Scheme (Note 26) for the years ended December 31, 2020, 2021 and 2022, have been excluded from the computation of diluted loss per share as their effects would be anti-dilutive. Accordingly, dilutive loss per share for the years ended December 31, 2020, 2021 and 2022 were the same as basic loss per share for the years.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12   Property and equipment

	Office and
	telecommunication	Right‑of‑use	Leasehold
	equipment	properties	improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2021
Cost	103,462	362,322	93,736	559,520
Accumulated depreciation	(49,454)	(240,317)	(40,306)	(330,077)
Exchange difference	(2,969)	(1,064)	(1,126)	(5,159)
Net book amount	51,039	120,941	52,304	224,284

Year ended December 31, 2021
Opening net book amount	51,039	120,941	52,304	224,284
Additions	30,484	118,030	15,069	163,583
Disposals, net	(1,285)	(5,723)	—	(7,008)
Depreciation charge	(21,682)	(88,974)	(25,319)	(135,975)
Exchange difference	(108)	(273)	(91)	(472)
Closing net book amount	58,448	144,001	41,963	244,412

As at December 31, 2021
Cost	126,626	461,605	108,805	697,036
Accumulated depreciation	(65,102)	(316,267)	(65,625)	(446,994)
Exchange difference	(3,076)	(1,337)	(1,217)	(5,630)
Net book amount	58,448	144,001	41,963	244,412

Year ended December 31, 2022
Opening net book amount	58,448	144,001	41,963	244,412
Additions	15,481	76,534	6,585	98,600
Disposals, net	(9,467)	(57,952)	(8,292)	(75,711)
Depreciation charge	(23,027)	(75,519)	(20,763)	(119,309)
Exchange difference	420	2,510	479	3,409
Closing net book amount	41,855	89,574	19,972	151,401

As at December 31, 2022
Cost	120,373	358,173	115,390	593,936
Accumulated depreciation	(75,862)	(269,772)	(94,680)	(440,314)
Exchange difference	(2,656)	1,173	(738)	(2,221)
Net book amount	41,855	89,574	19,972	151,401

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12   Property and equipment (Continued)

During the different periods, the approximate depreciation which were charged to cost of revenue, research and development expenses, selling and marketing expenses and general and administrative expenses were as follows:

	Year ended December 31,
	2021	2022
	RMB’000	RMB’000
Cost of revenue	3,633	2,750
Research and development expenses	11,182	14,168
Selling and marketing expenses	4,525	4,814
General and administrative expenses	116,635	97,577
	135,975	119,309

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13   Intangible assets

	Application and platform
	Contributed				Development
	by Ping	Developed		Purchased	costs in		Business
	An Group	internally	Acquired	Software	progress	Goodwill	license	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Year ended December 31, 2021
Opening net book amount	—	287,674	29,709	44,758	121,122	289,161	124,145	20,494	917,063
Additions	—	—	570	19,606	62,287	—	—	—	82,463
Disposal, net	—	—	—	(1,103)	—	—	—	—	(1,103)
Write-off	—	(1,899)	—	—	(3,747)	—	—	—	(5,646)
Transfer	—	133,548	—	—	(133,548)	—	—	—	—
Amortization	—	(190,503)	(28,048)	(36,013)	—	—	(31,804)	(16,406)	(302,774)
Exchange differences	—	(1,877)	-	(207)	(725)	—	—	—	(2,809)
Closing net book amount	—	226,943	2,231	27,041	45,389	289,161	92,341	4,088	687,194

As at December 31, 2021
Cost	690,910	721,175	61,078	148,807	46,114	289,161	155,492	80,263	2,193,000
Accumulated amortization	(690,910)	(491,264)	(58,847)	(121,156)	-	-	(63,151)	(76,175)	(1,501,503)
Exchange differences	—	(2,968)	—	(610)	(725)	-	-	-	(4,303)
Net book amount	—	226,943	2,231	27,041	45,389	289,161	92,341	4,088	687,194

	Application and platform
	Contributed				Development
	by Ping	Developed		Purchased	costs in		Business
	An Group	internally	Acquired	Software	progress	Goodwill	license	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Year ended December 31, 2022
Opening net book amount	—	226,943	2,231	27,041	45,389	289,161	92,341	4,088	687,194
Additions	—	—	—	927	44,950	—	—	—	45,877
Write-off	—	(6,371)	—	—	(3,837)	—	—	—	(10,208)
Transfer	—	58,528	—	—	(58,528)	—	—	—	—
Amortization	—	(110,801)	(2,231)	(15,729)	—	—	(31,315)	(2,045)	(162,121)
Exchange differences	—	7,907	—	582	1,205	—	—	—	9,694
Closing net book amount	—	176,206	—	12,821	29,179	289,161	61,026	2,043	570,436

As at December 31, 2022
Cost	690,910	773,332	61,078	149,734	28,699	289,161	155,492	80,263	2,228,669
Accumulated amortization	(690,910)	(602,065)	(61,078)	(136,885)	—	—	(94,466)	(78,220)	(1,663,624)
Exchange differences	—	4,939	—	(28)	480	—	—	—	5,391
Net book amount	—	176,206	—	12,821	29,179	289,161	61,026	2,043	570,436

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13   Intangible assets (Continued)

The Group assesses at each reporting date whether there is an indication that intangible assets may be impaired. During the year ended December 31, 2022, impairment charge of RMB6,371,000 and RMB3,837,000 has been charged to cost of revenue and research and development expenses, respectively. The impairment charge was charged against development costs which were in progress for certain application and platform developed internally, following a decision to reduce the output of certain products.

During the years ended December 31, 2020, 2021 and 2022, the amount of amortization charged to cost of revenue, research and development expenses and general and administrative expenses are as follows:

	Year ended December 31,
Amortization of intangible assets	2020	2021	2022
	RMB’000	RMB’000	RMB’000

Cost of revenue	275,479	297,406	146,466
Research and development expenses	3,812	3,396	6,282
General and administrative expenses	3,406	1,972	9,373
	282,697	302,774	162,121

(a)	Impairment tests for goodwill

Goodwill arises from the Group’s acquisitions of Vantage Point Technology on July 31, 2018, BER Technology on June 30, 2019, and View Foundation on August 30, 2019.

The goodwill of the Group is attributable to the acquired workforce and synergies expected to be derived from combining with the operations of the Group. During the year ended December 31, 2021 and 2022, the goodwill is regarded as attributable to the CGU of Technology Solutions segment. The Group carries out its impairment testing on goodwill by comparing the recoverable amounts of groups of CGUs to their carrying amounts.

The management did the value-in-use calculations to determine the recoverable amounts. Value-in-use is calculated based on discounted cash flows. The discounted cash flows calculations of group of CGUs use cash flow projection developed based on financial budgets approved by management of the Group, after considering the current and historical business performance, the future business plan and market data.

The significant assumptions used for value-in-use calculations are as follows:

	For the year ended December 31,
	2021	2022
	RMB'000	RMB'000

Revenue growth rate	10%-24%	-15%-13%
Profit Margin	-24%-15%	-15%-10%
Long term growth rate	2%	2%
Pre-tax discount rate	16.30%	17.50%
Recoverable amount of the CGU exceeding its carrying amount (RMB’000)	3,191,952	781,499

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13   Intangible assets (Continued)

(a)	Impairment tests for goodwill (Continued)

For the year ended December 31, 2021, the performance of the Technology Solution segment have generally been in line with management’s expectations. In addition, the industry in which the Group operated and the market and regulatory environment were also largely stable. Hence, there were no significant changes in the operating risk, the renew growth rate and expected returns required by investors, which have resulted in relatively stable significant assumptions for the year ended December 31, 2021. With the impact of general economic environment, the business development of the Group, global socio-political conditions, pandemics outbreaks and changes in investors’ expected return, the expected revenue growth rate decreased and the discount rates increased in 2022, therefore the headroom decreased accordingly.

The following table sets forth the impact of reasonable possible changes in each of the significant assumptions, with all other variables held constant, of goodwill impairment testing at the dates indicated.

Possible changes of significant assumptions	Recoverable amount of the CGU
	exceeding its carrying amount
	Year ended December 31,
	2021	2022
	RMB’000	RMB’000

Revenue growth rate decrease by 5%	1,325,839	373,790
Profit margin decrease by 1%	2,532,835	459,556
Long term growth rate decrease by 1%	2,741,710	669,058
Pre-tax discount rate increase by 1%	2,594,933	616,950

14   Investments accounted for using the equity method

(a)	Investment in associate

	For the year ended
	December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
At beginning of year	115,124	172,757	184,907
Additions	60,000	—	—
Share of (losses)/gain of associate	(4,878)	12,150	25,291
Gain on dilution of interest in associate (Note 8)	2,511	—	—
	172,757	184,907	210,198
Less: impairment loss allowance	—	—	(10,998)
At end of year	172,757	184,907	199,200
(i)	On March 28, 2017, Shanghai OneConnect set up Pingan Puhui Lixin Asset Management Co., Ltd. (“Puhui Lixin”) with Pingan Puhui Enterprise Management Co., Ltd. (“Puhui Management”), a subsidiary of Lufax, by investing a capital amount of RMB40,000,000. In January 2019, Shanghai OneConnect made an additional capital injection of RMB100,000,000 into Puhui Lixin. On February 20, 2020, Puhui Management made another additional capital injection of RMB40,000,000 into Puhui Lixin. Accordingly, the Group’s equity interests in the investee were diluted from 35% to 31.82%, resulting in a dilution gain amounting to RMB2,511,000. In March 2020, Shanghai OneConnect made an additional capital injection of RMB60,000,000 into Puhui Lixin, and the Group’s equity interests in the investee were increased to 40%.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14   Investments accounted for using the equity method (Continued)

(a)	Investment in associate (Continued)

On November 24, 2022, Shanghai OneConnect entered into the Equity Transfer Agreement with Puhui Management, pursuant to which Shanghai OneConnect conditionally agreed to sell, and Puhui Management conditionally agreed to purchase, the Group’s 40% equity interest in Puhui Lixin at a consideration of RMB199,200,000. Upon the completion, Shanghai OneConnect will no longer hold any equity interest in Puhui Lixin. As at December 31, 2022, the aforementioned transaction was subject to the extraordinary general meeting’s approval. Impairment charges on associates of RMB10,998,000 was recognized based on the expected consideration of the transaction.

(ii)	Summarised financial information for associate

Summarised balance sheet	As at December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000

Total assets	423,148	1,075,852	1,686,575
Total liabilities	(60,650)	(682,979)	(1,230,475)
Net assets	362,498	392,873	456,100

Summarised income statement	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000

Operating income	51,690	96,372	144,762
Profit or loss from continuing operations	(13,473)	30,375	63,228

Group’s share %	40%	40%	40%
Group’s share in net assets	144,999	157,149	182,440
Goodwill	27,758	27,758	27,758
	172,757	184,907	210,198
Less: impairment charges on associates	—	—	(10,998)
Carrying amount	172,757	184,907	199,200

(b)	Investment in joint venture

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000

At beginning of year	3,705	2,976	439
Additions	2,040	—	—
Share of losses of joint venture	(2,924)	(2,204)	(439)
Exchange difference	155	(333)	—
At end of year	2,976	439	—

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

15   Financial instruments by category

The Group holds the following financial instruments:

		As at December 31,
	Note	2021	2022
		RMB’000	RMB’000
Financial assets
Financial assets at amortized cost
- Trade receivables	18	891,174	940,989
- Prepayments and other receivables (excluding non-financial asset items)	19	543,538	816,179
- Financial assets measured at amortized cost from banking operations	20	13,385	44
- Restricted cash and time deposits over three months	22	1,060,427	343,814
- Cash and cash equivalents	23	1,399,370	1,907,776
Financial assets measured at fair value through other comprehensive income (FVOCI)	16	1,122,998	2,054,541
Financial assets at fair value through profit or loss (FVPL)	21	2,071,653	690,627
Derivative financial asset
- Held at FVPL	31	—	56,363
Total		7,102,545	6,810,333

Financial liabilities
Liabilities at amortized cost
- Trade and other payables (excluding non-financial liability items)		1,464,750	1,355,329
- Short-term borrowings	28	815,260	289,062
- Customer deposits	29	1,350,171	1,929,183
- Other financial liablilties from virtual bank	30	—	89,327
Derivative financial liability
- Held at FVPL	31	190,971	9,568
Total		3,821,152	3,672,469

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16   Financial assets measured at fair value through other comprehensive income

	As at December 31,
	2021	2022
	RMB’000	RMB’000

Loans and advances to customers	1,103,460	1,608,402
Equity securities (Note a)	3,204	3,204
Debt securities	16,334	442,935
	1,122,998	2,054,541

Less: Non-current financial asset measured at fair value through other comprehensive income	(640,501)	(821,110)
	482,497	1,233,431
(a)

On August 4, 2016, the Group acquired 5% equity interest in Fujian Exchange Settlement Centre Co., Ltd. (福建交易場所清算中心股份有限公司) at a consideration of RMB5,000,000. The fair value change of the equity interest was recognized in other comprehensive income.

17   Leases

(a)	Amounts recognized in the consolidated balance sheet

	As at December 31,
	2021	2022
	RMB’000	RMB’000
Right‑of‑use assets (Note 12)
- Properties	144,001	89,574

Lease liabilities (Note 27)
- Non current	97,473	44,553
- Current	57,417	47,030
	154,890	91,583

Additions to the right-of-use assets during the years ended December 31, 2021 and 2022 were RMB118,030,000 and RMB76,534,000, respectively.

The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on December 31, 2021 and 2022 was 4.84% and 4.79%.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17   Leases (Continued)

(b)	Amounts recognized in the consolidated statement of profit or loss

	For the year ended
	December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Depreciation charge of right‑of‑use assets	97,924	88,974	75,519
Interest expenses (included in finance cost)	7,736	5,803	7,578
	105,660	94,777	83,097

The total cash outflow for leases in 2020, 2021 and 2022 were RMB101,807,000, RMB97,551,000 and RMB79,618,000, respectively.

Expenses recognized in relation to short-term leases for the years ended December 31, 2020, 2021 and 2022 amounted to RMB810,000, RMB1,412,000, and RMB2,884,000, respectively.

18  Trade receivables

	As at December 31,
	2021	2022
	RMB’000	RMB’000
Trade receivables	934,152	998,036
Less: impairment loss allowance (Note 4.1(b))	(42,978)	(57,047)
	891,174	940,989

Trade receivables and their aging analysis, based on recognition date, are as follows:

	As at December 31,
	2021	2022
	RMB’000	RMB’000

Up to 1 year	897,114	932,479
1 to 2 years	22,920	42,752
2 to 3 years	8,026	13,857
Above 3 years	6,092	8,948
	934,152	998,036

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19  Prepayments and other receivables

	As at December 31,
	2021	2022
	RMB’000	RMB’000
Deposit receivable *	539,625	776,481
Value-added-tax deductible	53,437	143,338
Advance to suppliers	93,230	71,755
Advance to staff	42,343	47,332
Receivables for value-added-tax paid on behalf of wealth management products	6,881	455
Others	20,119	46,519

Less: impairment loss allowance	(2,968)	(7,276)
	752,667	1,078,604

* Deposit receivable mainly represents deposit paid to the Group’s service vendors according to the contractual agreements and such receivables will contractually be repaid within one year.

(a)	Movements in the impairment loss allowance of prepayments and other receivables are as follows:

	For the year ended
	December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Beginning of the year	(1,332)	(3,349)	(2,968)
(Additions)/Reversals	(2,569)	2	(4,308)
Write-off	536	365	—
Exchange differences	16	14	—
End of the year	(3,349)	(2,968)	(7,276)

20  Financial assets measured at amortized cost from virtual bank

	As at December 31,
	2021	2022
	RMB’000	RMB’000
Loans and advances to customers	13,575	44
Less: expected credit loss provision	(190)	—
	13,385	44
Less: non-current portion
Loans and advances to customers	(674)	—
	12,711	44

The balance represents financial assets measured at amortized cost carried out by OneConnect Bank, a wholly owned subsidiary from the Group, since 2020.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21   Financial assets at fair value through profit or loss

	As at December 31,
	2021	2022
	RMB’000	RMB’000
Contingent refundable consideration	676	—
Wealth management products	2,070,977	690,627
	2,071,653	690,627

As at December 31, 2021 and 2022, out of the wealth management products which the Group invested in, RMB2,070,977,000 and RMB690,627,000 were issued by subsidiaries of Ping An Group which are redeemable upon request by the holders, respectively.

22   Restricted cash and time deposits over three months

	As at December 31,
	2021	2022
	RMB’000	RMB’000
Pledged bank deposits	1,043,718	198,320
Accrued interests	6,444	1,238
Time deposits with initial terms over three months	10,265	144,256
	1,060,427	343,814

As at December 31, 2021, RMB670,022,000 (USD105,090,000) of the bank deposits had been pledged for short-term borrowings of the Group with weighted average interest rate of 0.94% per annum, RMB368,866,000 (USD57,855,000) had been pledged for currency swaps, and RMB4,830,000 had been pledged for business guarantees.

As at December 31, 2022, RMB192,989,000 (USD27,710,000) were pledged for currency swaps, and RMB5,331,000 was pledged for business guarantee.

23   Cash and cash equivalents

	As at December 31,
	2021	2022
	RMB’000	RMB’000
Cash on hand	12	12
Cash at central bank	575,044	214,768
Cash at banks	824,314	1,692,996
	1,399,370	1,907,776

	At December 31,
	2021	2022
	RMB’000	RMB’000
USD	72,093	313,559
RMB	554,781	1,045,135
HKD	763,126	530,861
SGD	7,335	13,821
IDR	473	1,680
MYR	164	1,585
PHP	1,398	1,135
	1,399,370	1,907,776

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24   Share capital

	Number of shares	USD
Authorized
Ordinary shares of USD0.00001 at December 31, 2020, 2021 and 2022	5,000,000,000	50,000

			Equivalent
	Number of shares	USD	to RMB
Issued
Ordinary shares of USD0.00001 at December 31, 2017	900,000,000	9,000	59,838
Newly issued ordinary shares (Note a)	99,999,999	1,000	6,331
Ordinary shares of USD0.00001 at December 31, 2018	999,999,999	10,000	66,169
Newly issued ordinary shares (Note b)	3,720,665	37	257
Newly issued ordinary shares upon initial public offering (Note c)	93,600,000	936	6,549
Ordinary shares of USD0.00001 at December 31, 2019	1,097,320,664	10,973	72,975
Newly issued ordinary shares (Note d)	72,660,000	727	5,033
Surrendered ordinary shares (Note e)	(3)	—	—
Ordinary shares of USD0.00001 at December 31, 2020	1,169,980,661	11,700	78,008
Surrendered ordinary shares (Note f)	(8)	—	—
Ordinary shares of USD0.00001 at December 31, 2021 and 2022	1,169,980,653	11,700	78,008
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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25   Other reserves

				Foreign
			Share‑based	currency
	Recapitalization	Share	compensation	translation
	reserve	premium	reserve	differences	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at January 1, 2020	1,200,000	6,929,485	84,491	475,295	(227,634)	8,461,637

Other comprehensive income
-Foreign currency translation differences	—	—	—	(608,427)	—	(608,427)
-Fair value changes on financial assets measured at fair value through other comprehensive income	—	—	—	—	(39)	(39)
Share premium from issuance of ordinary shares (a)	—	2,697,674	—	—	—	2,697,674
Share-based payments：
- Value of employee services and business cooperation arrangements	—	—	89,652	—	—	89,652
- Vesting of shares under Restricted Share Unit Scheme	—	—	(566)	—	—	(566)
As at December 31, 2020	1,200,000	9,627,159	173,577	(133,132)	(227,673)	10,639,931

Other comprehensive income
-Foreign currency translation differences	—	—	—	(152,542)	—	(152,542)
-Fair value changes on financial assets measured at fair value through other comprehensive income	—	—	—	—	(1,812)	(1,812)
Share-based payments：
- Value of employee services and business cooperation arrangements(Note 26)	—	—	25,409	—	—	25,409
- Exercise of shares under share option Scheme			2,345			2,345
- Vesting of shares under Restricted Share Unit Scheme	—	—	(700)	—	—	(700)
As at December 31, 2021	1,200,000	9,627,159	200,631	(285,674)	(229,485)	10,512,631

Other comprehensive income
-Foreign currency translation differences	—	—	—	426,145	—	426,145
-Fair value changes on financial assets measured at fair value through other comprehensive income	—	—	—	—	5,324	5,324
Share-based payments：
- Value of employee services and business cooperation arrangements (Note 26)	—	—	13,361	—	—	13,361
- exercise of shares under share option Scheme	—	—	331	—	—	331
- Vesting of shares under Restricted Share Unit Scheme	—	—	(4,720)	—	—	(4,720)
As at December 31, 2022	1,200,000	9,627,159	209,603	140,471	(224,161)	10,953,072
(a)

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

Share-based compensation expenses for the years ended December 31, 2020, 2021 and 2022 were allocated as follows:

	For the year ended
	December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
-Cost of revenue	6,904	935	—
-Research and development expenses	26,635	5,185	—
-Selling and marketing expenses	21,049	2,854	1,002
-General and administrative expenses	35,064	16,435	12,359
Total	89,652	25,409	13,361

Value of employee's services (Note 7)	74,980	22,618	13,176
Value of non-employee's services	14,672	2,791	185
Total	89,652	25,409	13,361

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

Movements in the number of share options granted to employees are as follows:

	Number of share options
	For the year ended
	December 31,
	2020	2021	2022
At the beginning of the year	24,470,325	19,459,994	12,725,995
Exercised	—	(5,181,306)	(621,930)
Forfeited	(5,010,331)	(1,552,693)	(1,966,721)
At the end of the year	19,459,994	12,725,995	10,137,344

For the outstanding share options, the weighted-average exercise price was RMB24.85 and RMB21.00 per share and the weighted-average remaining contractual life was 4.36 and 3.28 years, respectively, as of December 31, 2021 and 2022, respectively.

Share options outstanding at the balance sheet dates have the following expiry dates and exercise prices.

				Number of share options
				As at December 31,
Grant Year	Expiry Year	Exercise price	Fair value of options	2021	2022
2017	2027	RMB1.33	RMB0.62	1,109,682	977,951
2017	2027	RMB2.00	RMB0.52	5,785,221	5,295,021
2018	2028	RMB52.00	RMB26.00	4,704,219	3,044,462
2019	2029	RMB52.00	RMB23.42	1,126,873	819,910
				12,725,995	10,137,344

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

Movements in the number of restricted share units granted to employees are as follows:

	Number of restricted share units
	For the year ended December 31,
	2020	2021	2022

At the beginning of the year	2,306,000	1,751,702	16,552,829
Granted	470,000	17,033,120	28,745,900
Vested	(424,256)	(524,358)	(3,538,551)
Forfeited	(600,042)	(1,707,635)	(5,528,084)
At the end of the year	1,751,702	16,552,829	36,232,094

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26   Share-based payments (Continued)

(b)  Restricted Share Units Scheme (Continued)

Restricted share units outstanding at the balance sheet dates have the following expiry dates and fair value prices.

			Number of restricted share units
			As at December 31,
			2021	2022
		Fair value of restricted share units
Grant Year	Expiry Year	RMB
01/09/2019	01/09/2029	35.22	545,383	204,503
01/01/2020	01/01/2030	16.18	18,000	11,509
01/04/2020	01/04/2030	16.98	82,500	45,008
01/07/2020	01/07/2030	38.67	17,250	1,502
01/06/2021	01/06/2031	13.69	503,076	248,043
01/06/2021	01/06/2031	14.31	226,000	7,502
01/06/2021	01/06/2031	14.93	1,279,800	112,500
01/07/2021	01/07/2031	15.16	252,000	147,751
01/09/2021	01/09/2031	5.53	7,346,000	4,198,965
01/10/2021	01/10/2031	5.25	448,000	116,593
01/10/2021	01/10/2031	3.91	2,820	—
01/10/2021	01/10/2031	4.68	5,832,000	3,973,655
02/01/2022	02/01/2032	2.40	—	126,862
02/01/2022	02/01/2032	2.41	—	1,740,001
02/01/2022	02/01/2032	3.29	—	567,700
02/01/2022	02/01/2032	2.64	—	300,000
02/04/2022	02/04/2032	1.78	—	130,000
02/07/2022	02/07/2032	2.72	—	40,000
02/10/2022	02/10/2032	0.98	—	80,000
16/12/2022	16/12/2032	0.81	—	24,180,000
			16,552,829	36,232,094

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

Based on fair value of the underlying ordinary share, the Company have used the Monte Carlo model to determine the fair value of the restricted share units as at the grant date. Key assumptions are set as below:

	For the year ended December 31,
Date of grant	2020	2021	2022

Discount rate *	15.0%	15.0%	15.0%
Risk-free interest rate	2.0%~3.0%	2.0%~3.0%	2.0%~3.0%
Volatility	43.0%~49.0%	43.0%~49.0%	43.0%~49.0%
Dividend yield	0.0%	0.0%	0.0%

* Applicable for the restricted share units granted in September 2019

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

(c)  Share Repurchase

In 2022, the board of directors of the Company approved a new share repurchase program in which the Company may purchase its own ADSs for award grant purpose. For the year ended December 31, 2022, the Company repurchased 8.02 million ADSs for a total cost of RMB74,992,000.

27   Trade and other payables

	As at December 31,
	2021	2022
	RMB’000	RMB’000
Trade payables (i)
Due to related parties	747,449	442,007
Due to third parties	354,279	311,610
	1,101,728	753,617

Redemption liability (ii, iii)	271,525	243,937
Accrued expenses	209,676	516,240
Security deposits	56,236	160,814
Lease liabilities (Note 17(a))	154,890	91,583
Amounts payable for purchase of shares held for share incentive scheme (Note 26)	88,280	88,280
Other tax payables	44,716	51,913
Amounts due to related parties	431,351	644,900
Service fees refundable	9,809	—
Others	82,722	112,822
	2,450,933	2,664,106

Less: non - current portion
Redemption liability	(128,081)	—
Lease liabilities	(97,473)	(44,553)
Amounts payable for purchase of shares held for share incentive scheme (Note 26)	(88,280)	(88,280)
	(313,834)	(132,833)
	2,137,099	2,531,273
(i)	As at December 31, 2021, and 2022, the aging of the trade payables are mainly within 1 year.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27   Trade and other payables (Continued)

(ii)	According to the shareholders agreement of BER Technology, the non-controlling shareholders shall have the right to request the Group to purchase the remaining 20% equity interests in BER Technology in an agreed period from June 30, 2022 to December 31, 2022. The purchase price was determined based on the financial performance of BER Technology and a pre-determined formula that set out in the respective shareholders agreement. Accordingly, the redemption liability of approximately RMB44,105,000 was initially recognized by the Group upon completion of acquisition as at the present value of the estimated future cash outflows, and the same amount was debited to other reserve. The redemption liability was subsequently measured at amortized cost. On December 30, 2022, the Group entered into a share purchase agreement with non-controlling shareholders of BER Technology to acquire the remaining 20% equity interests of BER Technology after renegotiation. As at December 31, 2022, the redemption liability was remeasured at RMB15,000,000 based on the contractual consideration, as BER Technology did not meet its financial performance conditions (Note 8 (b)).
(iii)	The Group wrote a put option on the remaining 48.33% equity in Vantage Point Technology. The put option provides the non-controlling shareholders of Vantage Point Technology with the right to require the Group to purchase the remaining equity interest subject to the terms and conditions of the put option. A financial liability (redemption liability) of RMB183,569,000 was initially recognized on the acquisition date to account for the put option and other reserve of the same amount were debited accordingly. The redemption liability was subsequently measured at amortized cost. As at December 31, 2022, the redemption liability of RMB228,937,000 was estimated based on the terms and conditions of the put option which is in the process of renegotiation as of the date of this report.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28   Short-term borrowings

	As at December 31,
	2021	2022
	RMB’000	RMB’000
Secured	663,136	—
Unsecured	152,124	289,062
	815,260	289,062

As at December 31, 2021, out of the secured borrowings, RMB597,400,000 were secured by restricted cash and time deposits over three months of RMB670,022,000 (Note 22), RMB9,014,000 was guaranteed by Haidian Financing Guarantee, RMB53,722,000 was guaranteed by Shenzhen HTI Financing Guarantee Co., Ltd., and RMB3,000,000 was secured by the accounts receivable that BER Technology could claim from Guilin Bank Co., Ltd. The weighted average interest rate of short-term borrowings was 3.93%, 4.61% per annum as at December 31, 2021, 2022.

29   Customer deposits

	As at December 31,
	2021	2022
	RMB’000	RMB’000
Current and savings accounts	1,350,171	243,231
Fixed deposit	—	1,685,952
	1,350,171	1,929,183

It represented customer deposits held by OneConnect Bank.

30   Other financial liabilities from virtual bank

	As at December 31,
	2021	2022
	RMB’000	RMB’000

Repurchase agreements	—	89,327

As at December 31, 2022, the repurchase agreements of OneConnect Bank amounting to RMB89,327,000 (HKD100,000,000) were secured by debt securities included in “Financial assets measured at fair value through other comprehensive income”.

31   Derivative financial assets and liabilities

	As at December 31,
	2021		2022
	Nominal		Nominal
	amount	Fair value	amount	Fair value

	RMB’000		RMB’000
Foreign exchange swaps	—	—	648,404	19,279
Currency forwards	—	—	741,937	37,084
Derivative financial assets	—	—	1,390,341	56,363

Foreign exchange swaps	2,186,865	152,005	208,938	9,568
Currency forwards	1,095,958	38,966	—	—
Derivative financial liabilities	3,282,823	190,971	208,938	9,568

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32   Dividends

No dividends had been paid or declared by the Company during the years ended December 31, 2021 and 2022.

33   Deferred income tax

(a)	Deferred tax assets

The movements of deferred tax assets were as follows:

		Accelerated
		amortization
		of intangible
	Tax losses	assets	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2020	180,142	218,056	25,588	423,786
Recognized in the profit or loss	132,766	(6,021)	14,031	140,776
At December 31, 2020	312,908	212,035	39,619	564,562
Recognized in the profit or loss	116,993	(5,513)	7,176	118,656
At December 31, 2021	429,901	206,522	46,795	683,218
Recognized in the profit or loss	112,340	(21,274)	(8,325)	82,741
At December 31, 2022	542,241	185,248	38,470	765,959

(b)	Deferred tax liabilities

The movements of deferred tax liabilities were as follows:

	Intangible
	assets
	acquired
	through
	business
	combination	Total
	RMB’000	RMB’000
At January 1, 2020	33,291	33,291
Recognized in the profit or loss	(13,211)	(13,211)
At December 31, 2020	20,080	20,080
Recognized in the profit or loss	(10,219)	(10,219)
At December 31, 2021	9,861	9,861
Recognized in the profit or loss	(4,665)	(4,665)
At December 31, 2022	5,196	5,196

(c)	Offsetting of deferred tax assets and deferred tax liabilities

As of December 31, 2021 and 2022, no deferred tax asset and liability was offset.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34   Cash flow information

(a)	Cash used in operations

	For the year ended
	December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Loss before income tax	(1,551,254)	(1,442,608)	(990,173)
Depreciation and amortization	421,228	438,749	281,430
Net impairment losses on financial and contract assets	134,519	72,229	33,639
Net impairment losses on intangible assets	—	—	10,208
(Gain)/losses on disposal of property and equipment	(1,302)	266	14,490
Expected credit losses on financial guarantee contracts	62,389	—	—
Share-based payments expenses (Note 26)	89,652	25,409	13,361
Net losses/(gain) on derivatives (Note 8)	281,691	169,545	(262,769)
Net gain on financial assets at fair value through profit or loss (Note 8)	(49,447)	(45,644)	(30,687)
Share of losses/(gain) of associates and joint ventures (Note 14)	7,802	(9,946)	(24,852)
Gain on dilution of investment in associates (Note 14)	(2,511)	—	—
Impairment charges on associates	—	—	10,998
Remeasurement of redemption liability	—	—	(37,874)
Finance costs	135,321	74,743	35,168
Interest from investing activities	(65,858)	(22,983)	(6,646)
Exchange losses/(gain) (Note 8)	(285,722)	(77,143)	312,843
Changes in working capital:
Trade receivables	(206,372)	(123,371)	(63,884)
Contract assets	(75,778)	45,855	106,135
Prepayments and other receivables	30,933	(353,480)	(335,419)
Trade and other payable	451,688	530,095	106,952
Contract liabilities	38,570	17,032	13,365
Customer deposits	405,853	944,318	579,012
Other financial liabilities from virtual bank	—	—	89,327
Financial assets measured at amortized cost from virtual bank	(602,291)	586,953	13,341
Financial assets measured at fair value through other comprehensive income from virtual bank	—	(1,103,460)	(504,942)
Payroll and welfare payables	87,198	(110,263)	(83,809)
	(693,691)	(383,704)	(720,786)

(b)	Non-cash investing and financing activities

	For the year ended
	December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Acquisition of right‑of‑use properties by leasing (Note 12)	38,646	118,030	76,534

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34	Cash flow information (Continued)
(c)	Reconciliation of cash and liquid investments and gross debt

This section sets out an analysis of cash and liquid investments and gross debt as of December 31, 2021 and 2022 and the movements in cash and liquid investments and gross debt for the years ended December 31, 2020, 2021 and 2022.

	As at December 31,
	2021	2022
	RMB’000	RMB’000
Restricted cash and time deposits over three months	1,060,427	343,814
Cash and cash equivalents	1,399,370	1,907,776
Financial assets at fair value through profit or loss	2,071,653	690,627
Lease liabilities (Note 17)	(154,890)	(91,583)
—due within one year	(57,417)	(47,030)
—due after one year	(97,473)	(44,553)
Borrowings — repayable within one year	(815,260)	(289,062)
	3,561,300	2,561,572

Cash and liquid investments	4,531,450	2,942,217
Gross debt — fixed interest rates	(970,150)	(380,645)
	3,561,300	2,561,572

			Financial
			assets at
			fair value	Liabilities from
			through	financing activities
	Restricted	Cash and cash	profit or	Lease
	cash (ii)	equivalents	loss	liabilities	Borrowings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2020	3,440,289	1,077,875	1,690,967	(189,689)	(3,218,566)	2,800,876

Cash flows	(1,064,813)	2,145,418	(252,543)	100,997	1,062,844	1,991,903
Acquisition of right-of-use assets	-	-	-	(38,646)	-	(38,646)
Other Changes (i)	(94,977)	(168,099)	49,447	(6,881)	(127,585)	(348,095)
As at December 31, 2020	2,280,499	3,055,194	1,487,871	(134,219)	(2,283,307)	4,406,038

Cash flows	(1,206,607)	(1,627,680)	538,138	96,139	1,524,899	(675,111)
Acquisition of right-of-use assets	—	—	—	(118,030)	—	(118,030)
Other Changes (i)	(13,465)	(28,144)	45,644	1,220	(56,852)	(51,597)
As at December 31, 2021	1,060,427	1,399,370	2,071,653	(154,890)	(815,260)	3,561,300

Cash flows	(788,828)	433,119	(1,411,713)	76,734	543,501	(1,147,187)
Acquisition of right-of-use assets	—	—	—	(76,534)	—	(76,534)
Other Changes (i)	72,215	75,287	30,687	63,107	(17,303)	223,993
As at December 31, 2022	343,814	1,907,776	690,627	(91,583)	(289,062)	2,561,572
(i)	Other changes include accrued interests, disposal, foreign currency translation differences and other non-cash movements.
(ii)	Cash flows include restricted cash and time deposits over three months movements recognised in cash flows from operating activities and investing activities.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35   Related party transactions

The following significant transactions were carried out between the Group and its related parties during the years ended December 31, 2020, 2021 and 2022.

(a)	Names and relationships with related parties

The following companies are related parties of the Group that had balances and/or transactions with the Group during the years ended December 31, 2020, 2021 and 2022.

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
(i)

Sen Rong Limited and Rong Chang Limited has entered into an acting-in-concert agreement in 2020 and an amended and restarted agreement in 2021. As a result, Rong Chang and Sen Rong as a concert group had significant influence over the Group.

(b)	Key management personnel compensations

Key management includes directors (executive and non-executive) and senior officers. The compensations paid or payable by the Group to key management for employee services are shown below:

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000

Wages and salaries	29,115	28,163	21,123
Welfare and other benefits	1,385	772	614
Share-based payments	3,627	4,187	8,401
	34,127	33,122	31,138

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35   Related party transactions (Continued)

(c)	Significant transactions with related parties

	For the year ended
	December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Revenue
Ping An Group and its subsidiaries*	1,730,038	2,315,220	2,526,682
Puhui Lixin	4,189	—	—
	1,734,227	2,315,220	2,526,682
*The Group provided lending solution services to a subsidiary of Ping An Group while the subsidiary of Ping An Group was not being charged. The service fee was charged to the respective borrowers directly. The revenue generated from such transactions for the years ended December 31, 2020, 2021 and 2022, was not included in the above revenue from Ping An Group and its subsidiaries, amounted to RMB5,290,568, RMB Nil and RMB Nil, respectively.

The Group also provided lending solution services to third party lenders through contractual arrangements made with another subsidiary of Ping An Group, while the Group directly charged the related service fees to the subsidiary of Ping An Group. The revenue generated from such transactions for the years ended December 31, 2020, 2021 and 2022, was included in the above revenue from Ping An Group and its subsidiaries, amounted to RMB3,230,878, RMBNil and RMB Nil, respectively.

Revenue generated by providing implementation and support service jointly with Ping An Technology (Shenzhen) Co., Ltd, a related party, for the years ended December 31, 2020, 2021 and 2022 amounted to RMB6,546,653, RMB8,308,537 and RMBNil, respectively.

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Purchase of services
Ping An Group and its subsidiaries	1,285,595	1,534,302	1,706,436

Net loss on disposal of property and equipment
Ping An Group and its subsidiaries	—	—	(599)

Net gain from wealth management products consolidated by related parties
Ping An Group and its subsidiaries	8,704	26,249	18,890

Net( loss)/gain on derivatives
Ping An Group and its subsidiaries	(281,691)	(169,545)	262,769

Investment income from loan to related party
Open Portal Guangxi	—	—	283

Interest income on bank deposits
Ping An Group and its subsidiaries	28,129	12,037	9,234

Leasing payment
Ping An Group and its subsidiaries	19,991	19,849	20,957

Interest expenses
Ping An Group and its subsidiaries	32,575	15,914	2,672

Net gain on financial assets measured at fair value through other comprehensive income
Ping An Group and its subsidiaries	—	—	315

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35	Related party transactions (Continued)

(d)	Year end balances with related parties

	As at December 31,
	2021	2022
	RMB’000	RMB’000
Trade receivables
Ping An Group and its subsidiaries (i)	442,694	372,456

Contract assets
Ping An Group and its subsidiaries	17,746	9,876

Prepayment and other receivables
Ping An Group and its subsidiaries	531,327	771,137
Open Portal Guangxi (i)	3,515	—
	534,842	771,137

Financial assets at fair value through profit or loss (Note 21)
Ping An Group and its subsidiaries	599,540	405,960

Cash and restricted cash and time deposits over three months
Ping An Group and its subsidiaries	1,131,585	787,916

Trade and other payables
Ping An Group and its subsidiaries (i)	1,178,438	1,086,907
Open Portal Guangxi (i)	362	—
	1,178,800	1,086,907

Contract liabilities
Ping An Group and its subsidiaries	19,018	27,517

Short‑term borrowings
Ping An Group and its subsidiaries	300,805	—

Derivative financial assets
Ping An Group and its subsidiaries	—	56,363

Derivative financial liabilities
Ping An Group and its subsidiaries	190,971	9,568
(i)	The balances with related parties were unsecured, interest-free and repayable on demand.

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

The size of unconsolidated structured entities and the Group’s funding and maximum exposure are shown below:

	Unconsolidated structured entities
			The Group’s
		Carrying	maximum	Interest held
31 December 2021	Size	amount	exposure	by the Group
	RMB’000	RMB’000	RMB’000
Asset management products managed by the Group	1,329,453	—	—	Service fee
Wealth management products managed by related parties	Note a	2,070,977	2,070,977	Investment income

	Unconsolidated structured entities
			The Group's
		Carrying	maximum	Interest held
31 December 2022	Size	amount	exposure	by the Group
	RMB’000	RMB’000	RMB’000
Asset management products managed by the Group	594,058	—	—	Service fee
Wealth management products managed by related parties	Note a	690,627	690,627	Investment income

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37   Contingencies

The Group did not have any material contingent liabilities as at December 31, 2021 and 2022.

38   Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the subsidiaries, the VIEs and Subsidiaries of VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s subsidiaries, the VIEs and Subsidiaries of VIEs is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the subsidiaries and the Consolidated Affiliated Entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets. As at December 31, 2022, the total restricted net assets of the Company’s subsidiaries and the VIEs and Subsidiaries of VIEs incorporated in PRC and subjected to restriction amounted to approximately RMB6,621,245,000. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and the VIEs and Subsidiaries of VIEs to satisfy any obligations of the Company.

39   Parent company only condensed financial information

Parent Company only financial statements have been provided pursuant to the requirements of Securities and Exchange Commission Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of the Company’s consolidated subsidiaries, including VIEs, as of December 31, 2022 exceeded the 25% threshold, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries and VIEs. Certain information and footnote disclosures generally included in financial statements prepared in accordance with IFRSs have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments or guarantees as at December 31, 2022. The subsidiaries did not pay any dividend to the Company for the years presented.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39   Parent company only condensed financial information (Continued)

(a)	Condensed Statements of Comprehensive Income

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Selling and marketing expenses	(2,374)	(439)	(387)
General and administrative expenses	(45,655)	(53,621)	(104,653)
Net impairment losses on amount due from subsidiaries	—	—	(465,457)
Other income, gains or loss‑net	7,780	834	2,555
Operating loss	(40,249)	(53,226)	(567,942)
Finance income/(costs) – net	4,564	(32)	(573)
Share of losses of joint venture	(2,283)	(2,896)	—
Share of losses of subsidiaries and VIEs	(1,314,998)	(1,225,545)	(303,759)
Loss before income tax	(1,352,966)	(1,281,699)	(872,274)
Income tax expenses	(642)	—	—
Loss for the year	(1,353,608)	(1,281,699)	(872,274)
Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
– Foreign currency translation differences	(608,427)	(152,542)	69,454
– Changes in the fair value of debt instruments measured at fair value through other comprehensive income	(39)	(16)	5,324
Items that will not be subsequently reclassified to profit or loss
– Foreign currency translation differences	—	—	356,691
– Changes in the fair value of equity investments measured at fair value through other comprehensive income	—	(1,796)	—
Total comprehensive loss	(1,962,074)	(1,436,053)	(440,805)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39   Parent company only condensed financial information(Continued)

(b)	Condensed Balance Sheets

		As at December 31,
		2021	2022
	Note	RMB’000	RMB’000
ASSETS
Non‑current assets
Interest in subsidiaries	39(d)	1,280,946	1,764,074
Total non‑current assets		1,280,946	1,764,074

Current assets
Amount due from subsidiaries	39(d)	2,662,705	1,641,677
Prepayments and other receivables		246	448
Cash and cash equivalents		6,454	7,327
Total current assets		2,669,405	1,649,452
Total assets		3,950,351	3,413,526

EQUITY AND LIABILITIES
Equity
Share capital	24	78	78
Shares held for share incentive scheme	26	(80,102)	(149,544)
Reserves	25	10,512,631	10,953,072
Accumulated loss		(6,638,625)	(7,510,899)
Total equity		3,793,982	3,292,707

Liabilities
Non‑current liabilities
Trade and other payables		88,280	88,280
Total non‑current liabilities		88,280	88,280

Current liabilities
Trade and other paybles		68,089	32,539
Total current liabilities		68,089	32,539
Total liabilities		156,369	120,819
Total equity and liabilities		3,950,351	3,413,526

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39	Parent company only condensed financial information (Continued)
(c)	Condensed Statements of Cash Flows

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Cash used in operating activities
Cash used in operations	(5,230)	(51,132)	(139,011)
Net cash used in operating activities	(5,230)	(51,132)	(139,011)
Cash flows from investing activities
Payment for interest in subsidiaries, net of cash acquired	(3,381,568)	(1,333,804)	(3,005,546)
Proceeds from loan to subsidiaries	85,694	1,350,654	3,218,655
Net cash (used in)/generated from investing activities	(3,295,874)	16,850	213,109

Cash flows from financing activities
Proceeds from exercise of shares under share incentive scheme	—	9,257	1,161
Proceeds from issuance of ordinary shares	2,722,445	—	—
Payments for shares repurchase	—	—	(74,992)
Share issue transaction costs	(24,766)	—	—
Net cash generated from financing activities	2,697,679	9,257	(73,831)
Net (decrease)/increase in cash and cash equivalents	(603,425)	(25,025)	267
Cash and cash equivalents at the beginning of the year	634,507	31,857	6,454
Effects of exchange rate changes on cash and cash equivalents	775	(378)	606
Cash and cash equivalents at the end of year	31,857	6,454	7,327

(d)	Interest in subsidiaries and amount due from subsidiaries

	As at December 31,
	2021	2022
	RMB’000	RMB’000
Interest in subsidiaries
Equity investment in subsidiaries	1,280,946	1,764,074

	As at December 31,
	2021	2022
	RMB’000	RMB’000
Amount due from subsidiaries
Loan receivables	2,662,705	1,641,677

40   Subsequent events

On November 24, 2022, Shanghai OneConnect entered into the Equity Transfer Agreement with Puhui Management, pursuant to which Shanghai OneConnect conditionally agreed to sell, and Puhui Management conditionally agreed to purchase, the Group’s 40% equity interest in Puhui Lixin at a consideration of RMB199,200,000. The transaction has been approved by the extraordinary general meeting held on April 4, 2023 as of the date of this annual report.