Form 20-F
period 2023-12-31
ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
filed 2024-04-23
CIK 1780531

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                             to

Commission file number: 001-39147

OneConnect Financial Technology Co., Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation)

21/24F, Ping An Finance Center, No. 5033 Yitian Road Futian District, Shenzhen, Guangdong, 518000, The People’s Republic of China
(Address of principal executive offices)

Mr. Yongtao Luo, Chief Financial Officer
Telephone: +86-21-2066-0625
Email: OCFT_IR@ocft.com
21/24F, Ping An Finance Center, No. 5033 Yitian Road
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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 29, 2023. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On April 19, 2024, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB7.2403 to US$1.00.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our vision and strategies;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs or expenditures;
●	expected growth of technology spending in the financial services industry in China;
●	our expectations regarding demand for and market acceptance of our services;
●	competition in our industry
●	government policies and regulations relating to our industry;
●	health epidemics, pandemics and similar outbreaks;
●	the status of Sino-U.S relations and related regulatory and legislative developments; and
●	general economic, business and socio-political conditions globally, including recent Israel-Hamas war and Russia-Ukraine war.

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

Risks Associated with Operations in China

The majority of our operations are in China. We are exposed to legal and operational risks associated with our operations in China. Rules and regulations in China have been constantly evolving. The PRC legal system is partly influenced by government policies and internal rules, some of which may be issued without advance notice. Furthermore, the PRC regulatory authority have initiated a series of regulatory actions and released guidelines to regulate business operations in China, including those related to data security or anti-monopoly concerns, which may have an impact on our ability to conduct certain business in China, accept foreign investments, or list on a U.S. or other exchange. If we are unable to address any data security or information protection concerns, any compromise of security that results unauthorized disclosure or transfer of personal information, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and result in regulatory enforcement actions, litigation, fines and penalties or adverse publicity and could cause our users and clients to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects. And if certain of our activities in mainland China were deemed by relevant regulators as violation of the laws and regulations on anti-monopoly other matters, it may result in regulatory investigations, fines and/or other sanctions against us.

The PRC regulatory authorities have significant oversight over our business and may influence our operations. The PRC regulatory authorities have published new regulations and guidance to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such actions by the PRC regulatory authority could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. While we do not believe that these regulatory changes would have any material impact on us, we cannot assure you that we will be able to comply with these new laws and regulations in all aspects, or the future regulatory changes will not restrict our business operations or access to capital.

Recent Regulatory Developments

Cyber Security Review and Data Privacy Regulations

The PRC regulatory authorities have promulgated, among others, the Personal Information Protection Law of the PRC and the Data Security Law of the PRC to ensure cybersecurity, data and personal information protection. These laws, as well as other proposed regulations, demonstrate that relevant laws and regulations governing these areas are developing along with the enforced and constantly tightening of relevant regulatory supervision. The State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure on July 30, 2021, which took effect on September 1, 2021. This regulation requires, among other things, that certain competent authorities identify and protect critical information infrastructures. In addition, in November 2021, the Cyberspace Administration of China, or the CAC, promulgated the Regulations on Network Data Security (draft for public comments), which set forth different scenarios where data processors should apply for cybersecurity review. The CAC and a number of other departments under the State Council promulgated the Cybersecurity Review Measures on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators, or CIIO, purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review.

On September 1, 2021, the Data Security Law of the PRC became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system. In addition, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC, or the PIPL, on August 20, 2021, and this law took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border provision of personal information. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows, effective on March 22, 2024, which specify certain scenarios in which no data cross-border compliance declaration is required. Under the Regulations on Network Data Security (draft for public comments), critical data processors or foreign-listed data processors are required to carry out annual data security evaluations and submit evaluation reports to the municipal cyberspace administration authority. We have implemented comprehensive cybersecurity and data protection policies, procedures and measures to safeguard personal information and ensure secured storage and transmission of data and prevent unauthorized access or use of data. However, we cannot guarantee that we will be able to comply with these new laws and regulations in all aspects or future laws and regulations will not restrict our business operations.

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

For more detailed information, see “Item 3. Key Information — Risk Factors — Risks Relating to Doing Business in the PRC.”

Our VIE Structure

PRC laws and regulations restrict and impose conditions on foreign investment in internet-based businesses, including online information, internet data center services and other value-added telecommunication services. Furthermore, our electronic certification service business is subject to foreign investment restrictions in practice under the regulatory requirements. Accordingly, we operate these businesses in China through OneConnect Smart Technology Co., Ltd., (Shenzhen), or Shenzhen OneConnect, and Shenzhen Digital Certificate Authority Center Co., Ltd., or Shenzhen CA, which we refer to as the VIEs in this annual report, and their subsidiaries, and rely on contractual arrangements among our PRC subsidiary, the VIEs and their respective nominee shareholders to control the business operations of the VIEs and their subsidiaries. We exert effective control over, and are the primary beneficiary of these VIEs for accounting purposes because of these contractual arrangements. Accordingly, under IFRS, the financial statements of the VIEs are consolidated as part of our financial statements. Any references to control or benefits that accrue to us because of the VIEs in this annual report are limited to, and subject to conditions for consolidation of, the VIEs under IFRS. Although these VIE agreements have been widely adopted by PRC companies seeking to list overseas, such agreements have not been tested in a court of law.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. The company that investors will own may never have a direct equity ownership interest in the businesses that are conducted by the VIEs. As a result, control thorough our contractual arrangements may be less effective than director ownership, and we could incur substantial costs in enforcing our contractual arrangements. If the PRC regulatory authority deems that our contractual arrangements with the VIEs do not comply with PRC laws, or if these laws or the interpretation of existing laws change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. The majority of our assets, including the necessary licenses to conduct business in China, are held by the VIEs and a significant part of our revenues are generated by the VIEs. If any event happens that would result in the deconsolidation of the VIEs, our operations could be materially affected and the value of the securities could be diminished substantially or even become worthless. We and our investors face uncertainty about potential future actions by the PRC regulatory authority that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and their subsidiaries and our company as a whole. If the PRC government deems that any of our business operations carried out through the VIEs do not comply with PRC regulatory restrictions, especially the restrictions on foreign investment in the relevant industries, or if the relevant regulations or their interpretation change in the future, the PRC regulatory authorities could disallow this structure, which could result in us being subject to penalties or being forced to relinquish its interests in the affected operations. If any of these happens, our ordinary shares or our ADSs may decline in value or become worthless, if we are unable to claim our contractual control rights over the assets of the VIEs that conduct some or all of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure”.

Permissions Required from the PRC Authorities for Our Operations

We believe that our corporate structure and contractual arrangements with the VIEs are not in violation of the current applicable PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIEs have obtained all material licenses and approvals required for conducting our operations in China, except as disclosed under “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Our Industry—Failure to comply with existing or future laws and regulations related to data security, data protection, cyber security or personal information protection could lead to liabilities, administrative penalties and other regulatory actions, which could negatively affect our operating results and business.” As of the date of this annual report, we believe that our PRC subsidiaries and VIEs are not required to obtain permission or approval from the CSRC, or the CAC, on our contractual arrangements with the VIEs and their respective shareholders. However, PRC laws and regulations governing the conditions and the requirements of such approval are uncertain and evolving. There can be no assurance that the PRC regulatory authorities such as the CSRC, the CAC, the Ministry of Commerce, or MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, or other authorities that regulate our business and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. It is also uncertain whether any new PRC laws, regulations or interpretations relating to contractual arrangements will be adopted, or if adopted, what they would provide. On February 17, 2023, the CSRC released the Overseas Listing Filing Rules, which came into effective on March 31, 2023. According to the Overseas Listing Filing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. In addition, an overseas listed company should also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds, exchangeable bonds, and other equivalent offering activities, within a specific time frame requested by the Overseas Listing Filing Rules. Therefore, we will be required to file with the CSRC for our future overseas offering of equity, ADS and equity linked securities within the timeframe as required by Overseas Listing Filing Rules. On the same day, at the press conference held for the Overseas Listing Filing Rules, the officials from the CSRC clarified that, if a company with a VIE structure is in compliance with applicable PRC laws, regulations and regulatory requirements, the CSRC may permit its filing application of the overseas listings of such companies after soliciting opinions from relevant regulatory authorities. However, given that there is no further explanation on such compliance requirements, there remains substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing and there can be no assurance that we will be able to satisfy compliance requirements. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC regulatory agency. If we, our subsidiaries or VIEs inadvertently conclude that approvals are not required, or if these regulations change or are interpreted differently and we are required to obtain approval in the future, our ADSs may significantly decline in value or become worthless if we are unable to assert our contractual control rights over the economic benefits and assets of the VIEs and their subsidiaries.

Implications of the Holding Foreign Companies Accountable Act, or the HFCA Act

Our financial statements contained in this annual report have been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm that is headquartered in Shanghai, China with offices in other cities in China. It is a firm registered with the U.S. Public Company Accounting Oversight Board, or PCAOB, and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law, which became effective in March 2020, the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, or the Regulatory Cooperation Mechanism; no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without a Regulatory Cooperation Mechanism or the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

The United States adopted the Holding Foreign Companies Accountable Act on December 18, 2020 and it was amended by the Consolidated Appropriations Act, 2023 on December 17, 2022, the amended act, or the HFCA Act. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit such securities from being traded on a national securities exchange or in the over the counter trading market in the U.S. The SEC has adopted rules to implement the HFCA Act and, pursuant to the HFCA Act, the PCAOB issued a report notifying the SEC of its determination that it is unable to inspect or investigation completely accounting firms headquartered in mainland China or Hong Kong. Our auditor PricewaterhouseCoopers Zhong Tian LLP was subject to the determinations announced by the PCAOB on December 16, 2021. We were also conclusively identified as a “Commission-Identified Issuer” under the HFCA Act on May 4, 2022 in respect of our Annual Report for 2021 on Form 20-F filed on March 31, 2022. Pursuant to amendment made to the HFCA Act in 2022, the PCAOB may determine that it is unable to inspect or investigate completely registered public accounting firms in any foreign jurisdictions because of positions taken by any foreign authority, rather than an authority in the location in which the firms are headquartered or in which they have a branch or office, as was the case under the original version of the Act.

On December 15, 2022, the PCAOB announced its determination that it has been able to inspect and investigate audit firms in mainland China and Hong Kong completely for purposes of the HFCA Act, and the PCAOB vacated its December 16, 2021 determinations. As a result, the SEC will not provisionally or conclusively identify an issuer as a Commission-Identified Issuer if it files an annual report with an audit report issued by a registered public accounting firm headquartered in mainland China or Hong Kong on or after December 15, 2022, until such time as the PCAOB issues a new determination. However, the PCAOB stated that should PRC authorities obstruct the PCAOB’s ability to inspect or investigate completely in any way and at any point in the future, the PCAOB Board will act immediately to consider the need to issue new determinations consistent with the HFCA Act. While we currently do not expect the HFCA Act to prevent us from maintaining the trading of our ADSs in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese regulators that could affect our listing status in the U.S.

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

Cash Flows through Our Organization

Cash Transfer between our Company, Subsidiaries and VIEs

The following table presents the cash flows among the Company, its subsidiaries, its VIEs and the VIEs’ subsidiaries for the periods indicated:

	For the Year Ended December 31,
	2021	2022	2023

Cash flows through intercompany transfer	(RMB in thousands)
Cash paid by VIE to subsidiaries for technical service fee	(26,649)	(214,400)	(136,849)
Cash paid by subsidiaries to the VIE for technical service fee	1,562	49,693	652
Advances from subsidiaries to the VIE	6,830,573	3,310,207	2,019,045
Repayment of advances to Group companies by the VIE	(4,864,186)	(2,611,918)	(2,273,761)

During 2021, 2022 and 2023, the VIEs earned inter-company revenues in the amounts of RMB697 thousand, RMB3,084 thousand and RMB11,685 thousand by providing application and platform implementation to Hong Kong subsidiaries.

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

Financial Information Related to the VIEs

The following tables present the condensed consolidating schedules depicting the financial position, cash flows and results of operations for the Company, the consolidated VIEs, our consolidated subsidiaries and any eliminating adjustments as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023. This table follows the line item disclosures with respect to the variable interest entity in Note 1.2 to the consolidated financial statements included elsewhere in this annual report.

(i)	Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31, 2023
				VIE and
		Other		VIE’s	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Results of Operations
Third- party revenues	—	249,583	168,325	3,249,600	—	3,667,508
Inter- company revenues(3)	—	—	151,463	11,685	(163,148)	—
Third- party cost	—	(396,844)	(142,151)	(1,779,108)	—	(2,318,103)
Inter- company cost for technology service(3)	—	—	(151,463)	(11,685)	163,148	—
Total expenses	(33,055)	(71,751)	(105,950)	(1,524,766)	—	(1,735,522)
Third- party net finance cost	196	16,912	(3,739)	(4,321)	—	9,048
Inter- company net finance income/(cost)(4)	—	33,839	(7,054)	(26,785)	—	—
Share of loss of subsidiaries and VIEs(1)	(48,111)	(152,292)	(68,079)	—	268,482	—
Net impairment losses on amount due from subsidiaries	(281,288)	—	—	—	281,288	—
Others, net	(457)	(6,684)	(2,590)	25,086	—	15,355
Loss before income tax	(362,715)	(327,237)	(161,238)	(60,294)	549,770	(361,714)
Income tax (expense)/benefit	—	(2,097)	120	(7,785)	—	(9,762)
Loss for the year	(362,715)	(329,334)	(161,118)	(68,079)	549,770	(371,476)

	For the year ended December 31, 2022
				VIE and
		Other		VIE’s	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Results of Operations
Third- party revenues	—	192,372	206,923	4,064,707	—	4,464,002
Inter- company revenues(3)	—	—	212,507	3,084	(215,591)	—
Third- party cost	—	(609,822)	(161,719)	(2,057,445)	—	(2,828,986)
Inter- company cost for technology service(3)	—	—	(212,507)	(3,084)	215,591	—
Total expenses	(105,040)	(88,176)	(141,642)	(2,318,900)	—	(2,653,758)
Third- party net finance cost	(573)	4,535	(11,678)	(14,748)	—	(22,464)
Inter- company net finance income/(cost)(4)	—	16,860	(11,152)	(5,708)	—	—
Share of loss of subsidiaries and VIEs(1)	(303,759)	(228,878)	(195,819)	—	728,456	—
Net impairment losses on amount due from subsidiaries	(465,457)	—	—	—	465,457	—
Others, net	2,555	(52,617)	32,987	68,108	—	51,033
Loss before income tax	(872,274)	(765,726)	(282,100)	(263,986)	1,193,913	(990,173)
Income tax (expense)/benefit	—	(1,941)	(4,079)	68,167	—	62,147
Loss for the year	(872,274)	(767,667)	(286,179)	(195,819)	1,193,913	(928,026)

	For the year ended December 31, 2021
				VIE and
		Other		VIE’s	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Results of Operations
Third- party revenues	—	134,064	275,684	3,722,609	—	4,132,357
Inter- company revenues(3)	—	—	134,072	697	(134,769)	—
Third- party cost	—	(333,873)	(214,633)	(2,147,200)	—	(2,695,706)
Inter- company cost for technology service(3)	—	—	(134,072)	(697)	134,769	—
Total expenses	(54,060)	(158,802)	(156,852)	(2,413,369)	—	(2,783,083)
Third- party net finance cost	(32)	14,250	(36,036)	(25,996)	—	(47,814)
Inter- company net finance income/(cost)(4)	—	22,502	4,636	(27,138)	—	—
Share of loss of subsidiaries and VIEs(1)	(1,225,545)	(808,093)	(708,699)	—	2,742,337	—
Others, net	(2,062)	(93,141)	(31,945)	78,786	—	(48,362)
Loss before income tax	(1,281,699)	(1,223,093)	(867,845)	(812,308)	2,742,337	(1,442,608)
Income tax (expense)/benefit	—	(1,731)	10,217	103,609	—	112,095
Loss for the year	(1,281,699)	(1,224,824)	(857,628)	(708,699)	2,742,337	(1,330,513)

(ii)	Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2023
		Other		VIE and	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	VIE’s subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Financial Position
Assets
Non-current assets
Investment in subsidiaries(1,2)	2,181,554	358,617	—	—	(2,540,171)	—
Intangible assets	—	265,646	162,733	42,992	—	471,371
Deferred tax assets	—	—	266,832	501,444	—	768,276
Other non-current assets	—	1,409,195	1,070	59,478	—	1,469,743
Total non-current assets	2,181,554	2,033,458	430,635	603,914	(2,540,171)	2,709,390
Current assets
Trade receivables(3)	—	66,819	138,918	716,910	(211,978)	710,669
Prepayments and other receivables(3)	435	225,779	12,712	894,340	(227,575)	905,691
Amount due from Group companies(2)	803,173	1,202,712	3,473,173	324,194	(5,803,252)	—
Financial assets at fair value through profit or loss	—	—	144,747	780,457	—	925,204
Restricted cash and time deposits over three months	—	423,991	4,896	18,677	—	447,564
Cash and cash equivalents	3,267	998,795	53,460	323,951	—	1,379,473
Other current assets	—	911,955	78,412	—	—	990,367
Total current assets	806,875	3,830,051	3,906,318	3,058,529	(6,242,805)	5,358,968
Total assets	2,988,429	5,863,509	4,336,953	3,662,443	(8,782,976)	8,068,358
Liabilities
Non-current liabilities
Amount due to Group companies(2)	—	—	—	—	—	—
Trade and other payables-Non Current	—	18,856	2,262	7,165	—	28,283
Other non-current liabilities	—	2,079	—	17,126	—	19,205
Total non-current liabilities	—	20,935	2,262	24,291	—	47,488
Current liabilities
Trade and other payables	21,658	756,459	560,491	1,082,233	(439,553)	1,981,288
Amount due to Group companies(2)	—	998,935	320,177	4,953,413	(6,272,525)	—
Deficit in subsidiaries and VIEs(1)	—	—	3,038,489	—	(3,038,489)	—
Short-term borrowings	—	—	16,429	235,303	—	251,732
Payroll and welfare payables	—	44,912	44,307	296,689	—	385,908
Other current liabilities	—	2,326,110	19,037	109,003	—	2,454,150
Total current liabilities	21,658	4,126,416	3,998,930	6,676,641	(9,750,567)	5,073,078
Total liabilities	21,658	4,147,351	4,001,192	6,700,932	(9,750,567)	5,120,566
Total shareholders’ equity(1)	2,966,771	1,716,158	335,761	(3,038,489)	967,591	2,947,792

	As of December 31, 2022
		Other		VIE and	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	VIE’s subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Financial Position
Assets
Non-current assets
Investment in subsidiaries(1,2)	1,764,074	—	—	—	(1,764,074)	—
Intangible assets	—	298,796	170,758	100,882	—	570,436
Deferred tax assets	—	—	266,708	499,251	—	765,959
Other non-current assets	—	864,309	1,080	306,322	—	1,171,711
Total non-current assets	1,764,074	1,163,105	438,546	906,455	(1,764,074)	2,508,106
Current assets
Trade receivables(3)	—	57,777	228,413	869,710	(214,911)	940,989
Prepayments and other receivables(3)	448	367,694	32,840	1,076,317	(398,695)	1,078,604
Amount due from Group companies(2)	1,641,677	1,769,319	2,902,240	397,473	(6,710,709)	—
Financial assets at fair value through profit or loss	—	—	101,605	589,022	—	690,627
Restricted cash and time deposits over three months	—	328,217	3,640	11,957	—	343,814
Cash and cash equivalents	7,327	865,447	128,750	906,252	—	1,907,776
Other current assets	—	1,315,524	82,546	14,396	—	1,412,466
Total current assets	1,649,452	4,703,978	3,480,034	3,865,127	(7,324,315)	6,374,276
Total assets	3,413,526	5,867,083	3,918,580	4,771,582	(9,088,389)	8,882,382
Liabilities
Non-current liabilities
Amount due to Group companies(2)	—	—	—	—	—	—
Trade and other payables-Non Current	—	36,628	—	7,925	—	44,553
Other non-current liabilities	88,280	5,196	—	19,977	—	113,453
Total non-current liabilities	88,280	41,824	—	27,902	—	158,006
Current liabilities
Trade and other payables	32,539	915,926	569,242	1,627,172	(613,606)	2,531,273
Amount due to Group companies(2)	—	1,752,042	441,634	5,256,223	(7,449,899)	—
Deficit in subsidiaries and VIEs(1)	—	59,949	2,902,304	—	(2,962,253)	—
Short-term borrowings	—	—	15,682	273,380	—	289,062
Payroll and welfare payables	—	38,811	53,613	338,834	—	431,258
Other current liabilities	—	2,029,835	14,518	150,375	—	2,194,728
Total current liabilities	32,539	4,796,563	3,996,993	7,645,984	(11,025,758)	5,446,321
Total liabilities	120,819	4,838,387	3,996,993	7,673,886	(11,025,758)	5,604,327
Total shareholders’ equity(1)	3,292,707	1,028,696	(78,413)	(2,902,304)	1,937,369	3,278,055

(iii)	Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31, 2023
				VIE and
		Other		VIE’s	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedules of Cash Flows
Purchase of technology service from WFOE’s subsidiaries by VIE(3)	—	—	136,849	(136,849)	—	—
Sales of technology service to subsidiaries from VIE(3)	—	(652)	—	652	—	—
Operating activities with external parties	(44,284)	(490,501)	(100,095)	(13,581)	—	(648,461)
Net cash ( used in) / generated from operating activities	(44,284)	(491,153)	36,754	(149,778)	—	(648,461)
Payment for acquisition of subsidiary, net of cash acquired	—	—	—	—	—	—
Investments in subsidiaries, VIE and VIE’s subsidiary(1)	(1,117,823)	(650,000)	—	—	1,767,823	—
Payments for advances to Group companies(2)	—	(1,348,120)	(570,933)	(23,600)	1,942,653	—
Receipts of repayments of the advances from Group companies(2)	1,157,947	2,268,441	—	98,479	(3,524,867)	—
Payments for intangible assets	—	(26,250)	(626)	(4,612)	—	(31,488)
Payments for financial assets at fair value through other comprehensive income	—	(1,867,657)	—	—	—	(1,867,657)
Payments for financial assets at fair value through profit or loss	—	—	(40,000)	(874,500)	—	(914,500)
(Payment for)/refund of restricted cash and time deposits over three months, net	—	221,191	(1,256)	(12,039)	—	207,896
Proceeds from sale of financial assets at fair value through profit or loss	—	—	—	686,626	—	686,626
Proceeds from sales of financial assets measured at fair value through other comprehensive income	—	1,991,143	—	—	—	1,991,143
Proceeds from disposal of investment in associate	—	—	—	199,200	—	199,200
Inter-company interest received(5)	—	42,551	62	6,613	(49,226)	—
Other investing activities	—	48,467	(484)	(569)	—	47,414
Net cash ( used in) / generated from investing activities	40,124	679,766	(613,237)	75,598	136,383	318,634
Capital contribution from Group companies(1)	—	1,117,823	650,000	—	(1,767,823)	—
Receipts of advances repayment from Group companies(2)	—	—	28,700	1,913,953	(1,942,653)	—
Repayments for advances from Group companies(2)	—	(1,157,947)	(150,157)	(2,216,763)	3,524,867	—
Payments for shares repurchase	—	—	—	—	—	—
Proceeds from short-term borrowings	—	—	—	235,000	—	235,000
Repayments of short-term borrowings	—	(670)	747	(273,077)	—	(273,000)
Inter-company interest paid(6)	—	(8,712)	(7,116)	(33,398)	49,226	—
Payments for shares held for share incentive scheme	—	—	—	(88,280)	—	(88,280)
Transactions with non-controlling interests	—	—	(15,000)	—	—	(15,000)
Other financing activities	—	(5,789)	(20,980)	(45,556)	—	(72,325)
Net cash generated from/ ( used in) financing activities	—	(55,295)	486,194	(508,121)	(136,383)	(213,605)
Net (decrease)/increase in cash and cash equivalents	(4,160)	133,318	(90,289)	(582,301)	—	(543,432)
Cash and cash equivalents at the beginning of the year	7,327	865,447	128,750	906,252	—	1,907,776
Effects of exchange rate changes on cash and cash equivalents	100	15,029	—	—	—	15,129
Cash and cash equivalents at the end of year	3,267	1,013,794	38,461	323,951	—	1,379,473

	For the year ended December 31, 2022
		Other		VIE and	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	VIE’s subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedules of Cash Flows
Purchase of technology service from WFOE’s subsidiaries by VIE(3)	—	—	214,400	(214,400)	—	—
Sales of technology service to subsidiaries from VIE(3)	—	(49,693)	—	49,693	—	—
Operating activities with external parties	(139,011)	29,086	(182,192)	(453,867)	—	(745,984)
Net cash ( used in) / generated from operating activities	(139,011)	(20,607)	32,208	(618,574)	—	(745,984)
Payment for acquisition of subsidiary, net of cash acquired	—	—	—	—	—	—
Investments in subsidiaries, VIE and VIE’s subsidiary(1)	(3,005,546)	(1,600,000)	—	—	4,605,546	—
Payments for advances to Group companies(2)	—	(1,081,797)	(1,699,250)	(251,224)	3,032,271	—
Receipts of repayments of the advances from Group companies(2)	3,218,655	2,131,974	145,100	17,500	(5,513,229)	—
Payments for intangible assets	—	(30,072)	(5,574)	(10,231)	—	(45,877)
Payments for financial assets at fair value through other comprehensive income	—	(614,772)	—	—	—	(614,772)
Payments for financial assets at fair value through profit or loss	—	(114,011)	—	(2,592,710)	—	(2,706,721)
(Payment for)/refund of restricted cash and time deposits over three months, net	—	923,321	(511)	8	—	922,818
Proceeds from sale of financial assets at fair value through profit or loss	—	329,608	—	3,762,799	—	4,092,407
Inter-company interest received(5)	—	15,409	—	9,817	(25,226)	—
Other investing activities	—	242,823	(48)	(17,461)	—	225,314
Net cash ( used in) / generated from investing activities	213,109	202,483	(1,560,283)	918,498	2,099,362	1,873,169
Capital contribution from Group companies(1)	—	3,005,546	1,600,000	—	(4,605,546)	—
Receipts of advances repayment from Group companies(2)	—	—	245,500	3,282,890	(3,528,390)	—
Repayments for advances from Group companies(2)	—	(3,218,655)	(444,073)	(2,345,169)	6,007,897	—
Payments for shares repurchase	(74,992)	—	—	—	—	(74,992)
Proceeds from short-term borrowings	—	—	—	313,000	—	313,000
Repayments of short-term borrowings	—	(1,562)	(29,647)	(805,220)	—	(836,429)
Inter-company interest paid(6)	—	—	(11,152)	(15,525)	26,677	—
Other financing activities	1,161	(20,282)	(15,326)	(61,198)	—	(95,645)
Net cash generated from/ ( used in) financing activities	(73,831)	(234,953)	1,345,302	368,778	(2,099,362)	(694,066)
Net (decrease)/increase in cash and cash equivalents	267	(53,077)	(182,773)	668,702	—	433,119
Cash and cash equivalents at the beginning of the year	6,454	843,843	311,523	237,550	—	1,399,370
Effects of exchange rate changes on cash and cash equivalents	606	74,681	—	—	—	75,287
Cash and cash equivalents at the end of year	7,327	865,447	128,750	906,252	—	1,907,776

	For the year ended December 31, 2021
		Other		VIE and	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	VIE’s subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedules of Cash Flows
Purchase of technology service from WFOE’s subsidiaries by VIE(3)	—	—	26,649	(26,649)	—	—
Sales of technology service to subsidiaries from VIE(3)	—	(1,562)	—	1,562	—	—
Operating activities with external parties	(51,132)	133,255	(72,370)	(414,087)	—	(404,334)
Net cash ( used in) / generated from operating activities	—	131,693	(45,721)	(439,174)	—	(404,334)
Payment for acquisition of subsidiary, net of cash acquired	—	(11,060)	—	—	—	(11,060)
Investments in subsidiaries, VIE and VIE’s subsidiary(1)	(1,783,065)	(1,606,708)	—	—	3,389,773	—
Payments for advances to Group companies(2)	—	(5,448,392)	(1,350,000)	(136,485)	6,934,877	—
Receipts of repayments of the advances from Group companies(2)	1,799,915	4,589,459	—	504,394	(6,893,768)	—
Payments for intangible assets	—	(42,131)	(7,336)	(32,996)	—	(82,463)
Payments for financial assets at fair value through other comprehensive income	—	(16,661)	—	—	—	(16,661)
Payments for financial assets at fair value through profit or loss	—	(918,101)	(616,500)	(6,043,140)	—	(7,577,741)
(Payment for)/refund of restricted cash and time deposits over three months, net	—	1,218,667	(3,129)	(8,931)	—	1,206,607
Proceeds from sale of financial assets at fair value through profit or loss	—	761,099	607,403	5,651,466	—	7,019,968
Inter-company interest received(5)	—	103,249	40,461	4,908	(148,618)	—
Other investing activities	—	(172,357)	(42,275)	64,417	—	(150,215)
Net cash ( used in) / generated from investing activities	16,850	(1,542,936)	(1,371,376)	3,633	3,282,264	388,435
Capital contribution from Group companies(1)	—	1,783,065	1,606,708	—	(3,389,773)	—
Receipts of advances repayment from Group companies(2)	—	—	622,418	6,321,271	(6,943,689)	—
Repayments for advances from Group companies(2)	—	(1,799,915)	(504,394)	(4,598,271)	6,902,580	—
Payments for shares repurchase	—	—	—	—	—	—
Proceeds from short-term borrowings	—	—	45,500	867,400	—	912,900
Repayments of short-term borrowings	—	—	(38,590)	(2,338,355)	—	(2,376,945)
Inter-company interest paid(6)	—	—	(19,188)	(129,430)	148,618	—
Other financing activities	9,257	(117,405)	(25,537)	(14,051)	—	(147,736)
Net cash generated from/ ( used in) financing activities	9,257	(134,255)	1,686,917	108,564	(3,282,264)	(1,611,781)
Net (decrease)/increase in cash and cash equivalents	(25,025)	(1,545,498)	269,820	(326,977)	—	(1,627,680)
Cash and cash equivalents at the beginning of the year	31,857	2,417,107	41,703	564,527	—	3,055,194
Effects of exchange rate changes on cash and cash equivalents	(378)	(27,766)	—	—	—	(28,144)
Cash and cash equivalents at the end of year	6,454	843,843	311,523	237,550	—	1,399,370

Notes:

(1)	It represents the elimination of the investment in the VIEs and equity subsidiaries by parent company.
(2)

It represents the elimination of intercompany balances among parent, the VIEs and equity subsidiaries, including balances of onshore loans guaranteed by offshore subsidiaries provided to VIEs RMB3,444,960 thousands, nil and nil as of December 31, 2021, 2022 and 2023, respectively.

(3)	It represents the elimination of the intercompany technology service charge at the consolidation level.

The VIEs provides software development services to the other subsidiaries to build capitalized system to generate probable future economic benefits. For the years ended December 31, 2021, 2022 and 2023, the intercompany technical service revenues recognised by VIEs were RMB697 thousand, RMB3,084 thousand and RMB11,685 thousand, respectively. The intercompany service charge is eliminated at the consolidation level.

For the years ended December 31, 2021, 2022 and 2023, cash paid by Offshore subsidiaries to the VIEs for technical service fees were RMB1,526 thousand, RMB49,693 thousand and RMB652 thousand, respectively.

The WFOE’s subsidiaries provides software development services to VIEs to build capitalized application and platform to generate probable future economic benefits, and the incurred intercompany costs in the amounts of RMB134,072 thousand, RMB212,507 thousand and RMB151,463 thousand were eliminated for the years ended December 31, 2021, 2022 and 2023, respectively.

For the years ended December 31, 2021, 2022 and 2023, cash paid by VIEs to WFOE subsidiaries for technical service fee were RMB26,649 thousand, RMB214,400 thousand and RMB136,849 thousand, respectively.

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

Summary of Risk Factors

The following is a summary of significant risk factors and uncertainties that may affect our business, which are discussed in more details below.

Risks relating to our Business and Industry

●	Ping An Group is one of our principal shareholders, our strategic partner, our most important customer and our largest supplier. If our relationship with Ping An Group deteriorates, or if Ping An Group significantly reduces purchasing from or cooperating with us, our results of operations, business and growth could be materially and adversely affected.
●	We operate in a competitive and rapidly evolving industry; it may be difficult to evaluate our prospects, and we may not be able to effectively manage our growth.

●	We incurred net loss in the past, expect to incur net loss in the future, and we may not be able to achieve or sustain profitability.
●	Our customers include commercial banks and other financial institutions that are highly regulated, and the tightening of laws, regulations or standards in the financial services industry could harm our business.
●	We are subject to evolving regulatory requirements and if we do not comply with these regulations, or fail to adapt to regulatory changes, our business and prospects may be materially and adversely affected.
●	Failure to maintain, enlarge and optimize our customer base or strengthen customer engagement may adversely affect our business and results of operations.
●	Failure to comply with existing or future laws and regulations related to data security, data protection, cyber security or personal information protection could lead to liabilities, administrative penalties and other regulatory actions, which could negatively affect our operating results and business.
●	Breach of our security measures or those of our third-party cloud computing platform provider, or other third-party service providers, may result in our data, IT systems, and services being perceived as not being secure.
●	We rely on third parties for various aspects of our business and the solutions that we offer. Our business, results of operation, financial condition and reputation may be materially and adversely affected if these third parties do not continue to maintain or expand their relationship with us, or if they fail to perform in accordance with the terms of our contracts.
●	Our inability to use software licensed from third parties, including open source software, could negatively affect our ability to sell our solutions and subject us to possible litigation.
●	We experienced net operating cash outflow in the past, which may continue in the future. We may not be able to obtain additional capital when desired, on favorable terms or at all.
●	Our quarterly results may fluctuate significantly and be unpredictable and may not fully reflect the underlying performance of our business.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements.
●	If the PRC regulatory authority finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these laws or regulations or their interpretations change, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	Our contractual arrangements with the VIEs and their respective shareholders may not be as effective in providing operational control or enabling us to derive economic benefits as a direct ownership of a controlling equity interest would be.
●	We may lose the ability to use and enjoy assets held by the VIEs that are critical to the operation of our business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.
●	Any failure by the VIEs, their respective subsidiaries or shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
●	The ultimate beneficial shareholders of the VIEs may have conflicts of interest with us, which may materially and adversely affect our business.

●	We conduct our business operations in the PRC through the VIEs and their subsidiaries by way of our contractual arrangements, but certain of the terms of our contractual arrangements may not be enforceable under PRC laws.
●	The interpretation and implementation of the Foreign Investment Law is evolving and may substantially affect the viability of our current corporate structure, corporate governance and business operations.

Risks Relating to Doing Business in the PRC

●	Changes in China or Hong Kong’s economic or social conditions or government policies could adversely affect our business and prospects.
●	Geopolitical tensions have could negatively affect our business, financial condition, and results of operations.
●	The interpretation and enforcement of PRC laws and regulations are evolving and subject to change, which could limit the legal protections available to you and us.
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, such as those with respect to the approvals, licenses or permits applicable to our business.
●	The approval of, filing with, or consent from, the CSRC, CAC or other PRC regulatory authorities may be required in connection with our offshore listing under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.
●	If the PCAOB is unable to inspect our auditors as required under the HFCA Act, the SEC will prohibit the trading of our ADSs, which may materially and adversely affect the value of your investment.

Risks Relating to Our ADSs and Ordinary Shares

●	Our ADSs may be delisted if the trading prices of our ADSs fail to comply with the minimum price requirement of NYSE.
●	The trading price of our ADSs has been and may continue to be, and the trading price of our ordinary shares may be, volatile, which could result in substantial losses to investors .
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares or ADSs, the market price for our ordinary shares or ADSs and their trading volume could decline.
●	Our directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
●	Techniques employed by short sellers may drive down the market price of our ordinary shares or ADSs.
●	Exchange between our ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.
●	The characteristics of the U.S. capital markets and the Hong Kong capital markets are different.

Risks Relating to Our Business and Industry

Ping An Group is one of our principal shareholders, our strategic partner, our most important customer and our largest supplier. If our relationship with Ping An Group deteriorates, or if Ping An Group significantly reduces purchasing from or cooperating with us for any reasons, our results of operations, business and growth could be materially and adversely affected.

Ping An Group is one of our principal shareholders, our strategic partner and our most important customer and supplier. We began as the financial technology solution arm of Ping An Group. We have partnered with Ping An Group to jointly develop new technologies and applications, and Ping An Group provides us support in technology and infrastructure, in particular cloud infrastructure. Ping An Group also provides us with a diverse, reliable source of real-life application scenarios to validate and prove our technology. Many of our customer insights and innovative solutions are first initiated and tested within the Ping An Group ecosystem. Our strategic partnership with Ping An Group has contributed to our growth significantly. If our relationship with Ping An Group deteriorates or if we are no longer able to access Ping An Group’s technology infrastructure, technology or solutions, we will need to find alternative service providers and adjust our existing products and service offerings, which may negatively affect the scope, quality or delivery of our solutions, and will be costly and time-consuming, and we may not be able to find any suitable alternative service provider at all. If any of this were to happen, our business and results of operations would be materially and adversely affected.

We provide a number of services, including those for customer acquisition and management, risk management, operation, cloud services and product optimization, to Ping An Group. Our revenue from Ping An Group amounted to RMB2,316.7 million, RMB2,526.7 million and RMB2,091.0 million (US$294.5 million) in 2021, 2022 and 2023, respectively, accounting for 56.1%, 56.6% and 57.0% of our total revenue in these respective periods.

If, for any reasons, Ping An Group significantly reduces or ceases purchasing any type of business from or cooperating any type of business with us, our business, results of operations and prospects will be materially and adversely affected. For example, Ping An Group has been a major customers for many of our solutions, and if it significantly reduces its purchase or ceases to purchase from us, we will experience a decrease in revenue and reduced economies of scale for the affected products and solutions, among others, which will in turn, materially and adversely affect our business, results of operations and prospects.

Ping An Group has also been our most important supplier of technical infrastructure, technology support and maintenance. Our purchases from Ping An Group amounted to RMB1,534.3 million, RMB1,706.4 million and RMB1,423.4 million (US$200.5 million) in 2021, 2022 and 2023, respectively, accounting for 28.0%, 31.1% and 35.1% of our total cost of revenue and operating expenses respectively. Our relationship with Ping An Group may be affected if Ping An Group reduces its beneficial ownership in us. For instance, in July 2019, we entered into a long-term agreement, or the Strategic Cooperation Agreement, with Ping An Group, which is effective for a term of ten years after completion of our initial public offering on December 17, 2019, subject to Ping An Group continuing to beneficially own at least 30% of our shares. The total percentage of the shares held by Ping An Group, through Bo Yu and Ping An Overseas, was 32.1% of our ordinary shares as of March 31, 2024, based on the number of shares as reported in their beneficial ownership filing on February 13, 2023. In addition, Bo Yu has the right to acquire additional ordinary shares within 60 days upon the exercise of Offshore Call Options as described in note (2) to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees—E. Share Ownership” included in this annual report. Ping An Group is a public company listed on the Stock Exchange of Hong Kong and the Shanghai Stock Exchange. On November 24, 2021, the China Banking and Insurance Regulatory Commission (the “CBIRC”), the predecessor of the National Financial Regulatory Administration (“NFRA”), promulgated the Administrative Measures of Insurance Group Company, or the Measures of Group Company, to strengthen the supervision and management of insurance group companies. For example, Article 18 of the Measures of Group Company stipulates that an insurance group company cannot hold more than 25% shareholding in a non-financial enterprise or have a material influence in such non-financial enterprise, with certain exceptions. We and our PRC legal counsel are of the view that Ping An Group, as a non-controlling shareholder under the PRC laws and regulations, is not prohibited from continuing to indirectly hold 30% or more of the shares of us under the Measures of Group Company. Such view is on the following basis: (i) Article 18 of the Measures of Group Company does not explicitly prohibit an indirect investment of an insurance group company in a non-financial company exceeding 25%; (ii) the Measures of Group Company do not provide any threshold for “material influence”. Since the application of the requirement of “material influence” is unclear, Ping An would not make adjustment pursuant to Article 18 of the Measures of Group Company unless the relevant authorities further interpret the “material influence” or impose specific regulatory requirements in the future; (iii) before the promulgation of the Measures of Group Company and in 2010, the China Insurance Regulatory Commission, the predecessor of the CBIRC, promulgated Administrative Measures on Insurance Group Company (for Trial Implementation), or the Trial Measures. Article 14 of the Trial Measures already provided that except for the non-financial enterprises related to insurance business, the investment amount in a non- financial enterprise by an insurance group company shall not exceed 25% of the paid-up capital of the enterprise, and the insurance group company shall not participate in the business operations of the enterprise. Article 18 of the Measures of Group Company replaced Article 14 of the Trial Measures and has not in substance changed the regulatory requirements under Article 14 of the Trial Measures. In practice, after the promulgation of the Trial Measures, some of other insurance group companies also have indirect investment in non-financial enterprises with more than 25% shareholding; (iv) other provisions of the Measures of Group Company explicitly distinguish “an insurance group company” and “an insurance group company and its subsidiaries”. However, Article 18 of the Measures of Group Company only mentions “an insurance group company”, instead of “an insurance group company and its subsidiaries”; (v) as of the date of this annual report, we had not received any notice or communication from Ping An Group regarding the adjustment of the equity shares directly or indirectly held by them or other adjustments in accordance with Article 18 of the Measures of Group Company; (vi) in practice, unless a new law or regulation provides or the relevant authorities accordingly raise specific requirements such as retroactive effect or grace periods, the relevant authorities usually will not take particular administrative actions as to the activities conducted before the promulgation of the new law and regulation. However, we cannot rule out the possibilities that the NFRA may interpret or implement the Administrative Measures of Insurance Group Company in a different way in the future. Ping An Group may adjust the percentage of our shares held by it and conduct other adjustments to reduce its influence on us if required by the NFRA during the lock-up period prescribed under the Hong Kong Listing Rules or thereafter, which may have a material adverse effect on our share price, business, financial condition and results of operations. When exercising its rights as our shareholders, Ping An Group may take into account not only the interests of our company and our other shareholders but also its own interests, the interests of its shareholders and the interests of its other affiliates. The interests of our company and our other shareholders may conflict with the interests of Ping An Group and its shareholders and other affiliates. These types of conflicts may result in our losing business opportunities, including opportunities to enter into lines of business that may directly or indirectly compete with those pursued by Ping An Group or the companies within its ecosystem.

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

Our historical results and growth may not be indicative of our future performance, and we may fail to continue our growth or maintain our historical growth rates. Our historical revenue growth was primarily driven by the expansion of our business to address financial institutions’ growing needs for technology solutions. If we are no longer able to maintain or continue to expand our solution portfolio for any reasons, we may not be able to continue our growth or maintain our historical growth rates. Starting from 2021, in connection with our shift of customer development strategy from primarily expanding customer base to deepening customer engagement for higher quality and more sustainable growth, we upgraded our product structure to integrate single-module products to more integrated solutions, phased out certain low-value products and proactively responded to changing regulatory environment. Additionally, our industry and the industry of our customers are still recovering from sluggish demands from the COVID pandemic. These factors had an impact on our revenue, which decreased from 2022 to 2023.

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

We incurred net loss of RMB1,330.5 million, RMB928.0 million and RMB371.5 million (US$52.3 million) in 2021, 2022 and 2023, respectively. As of December 31, 2023, we had an accumulated loss of RMB7,873.6 million (US$1,109.0 million). We have incurred and will continue to incur substantial expenses to develop and commercialize our solutions, as well as to promote our business.

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

Our customers include commercial banks and other financial institutions that are highly regulated and must comply with complex and evolving regulations and industry standards, which are subject to significant changes from time to time. Regulatory developments, including those in respect of consumer protection, credit availability, risk management and data privacy, could adversely affect our customers, including Ping An Group, or otherwise result in them reducing the volume and frequency of their business transactions.

Our financial institution customers must include restrictive provisions in their contracts with service providers such as us, with respect to security and privacy, ongoing monitoring, risk management and other limitations. These provisions may increase our costs, limit the scope of the solutions we offer or otherwise restrict customer access. In addition, our customers may have less capacity or incentive to purchase solutions from us, may pass on their increased costs to us, or may cease to use certain of our solutions. As we primarily use a transaction-based revenue model, any reduction of transactions by our customers may materially and adversely affect our business and results of operations. For example, on December 1, 2017, the PRC regulatory authority issued the Notice on the Regulation and Rectification of the “Cash Loan” Business, or Circular 141, which prohibits banking financial institutions, including banks, trust companies and consumer finance companies, that cooperate with third-parties in carrying out loan businesses from outsourcing their credit examination, risk control, or other core businesses and accept credit enhancement services provided by any third party without a guarantee license. Circular 141 and the Notice on Specific Rectification Implementation Plans for Risk of Online Microfinance Businesses of Microfinance Companies, or the Circular 56, prohibit third parties that cooperate with banking financial institutions and internet microfinance companies from directly charging interest or fees to borrowers. In addition, the Interim Measures for the Administration of Online Loans by Commercial Banks, or the Interim Measures, which came into effect on July 12, 2020, the Notice on Further Regulating Online Loan Business of Commercial Banks, which was issued on February 19, 2021, and the Notice on Strengthening Management of Internet Lending Business of Commercial Banks and Improving the Quality and Efficiency of Financial Services, which was issued on July 12, 2022, re-emphasized the requirement of commercial banks’ independent risk management and tightened the requirements on their online loan business in terms of funding ratio, concentration and cross-region service provision. Furthermore, as our customers are subject to higher regulatory standards, if any of the services we provide fails to meet these regulatory standards, our customers may reduce or cease cooperating with us, which will in turn significantly affect our business and results of operations.

As a result of those laws and regulations, certain of our customers have had to adjust their business practices in ways that have reduced or ceased their use of our solutions, which adversely affect our access to customers. These types of changes in response to regulatory development may adversely affect our business, result of operations and financial conditions.

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

We have relied on a limited number of key customers. In 2021, 2022 and 2023, two customers – Ping An Group and Lufax Group – contributed to 5% or more of our total revenues for these respective periods. Ping An Group is one of our principal shareholders, our strategic partner, our largest supplier and our related party. Lufax Group is an associate company of Ping An Group. Our total sales to Ping An Group accounted for 56.1%, 56.6% and 57.0% of our total revenue, and our total sales to Lufax Group accounted for 10.4%, 10.3% and 7.3% of our total revenue in 2021, 2022 and 2023, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, failure to maintain and strengthen our relationships with these key customers may cause material fluctuations or declines in our revenues and have a material adverse effect on our business and results of operations.

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

In recent years, the PRC regulatory authority has tightened the regulation of the data collection, storage, sharing, use, disclosure and protection, including personal information and user data, particularly personal information obtained through individuals’ use of websites and online services. Relevant PRC laws and regulations require internet service providers and other network operators, among other things, to clearly state the authorized purpose, methods and scope of the collection and usage of data and obtain the consent of users for the processing of this data, as well as to establish user information protection systems with remedial measures. For example, Regulation for the Administration of Credit Investigation Industry, which was enacted by the State Council and became effective in March 2013, provides the definition of credit investigation business and imposes licensing requirements for conducting credit investigation business. The Administrative Measures of Credit Investigation issued by the PBOC took effective on January 1, 2022, which stipulate a broad definition of credit information to include all types of information in connection with the provision of services in financial or other activities to assess credit of individuals or enterprises. According to this measure, such information may include individual’s or enterprise’s identity, address, transportation, communication, indebtedness, property, payment, consumption, production and operation, fulfillment of legal obligations and other information, as well as the analysis and evaluation based on such information. Although the interpretation and application of such measures are evolving and subject to change, since our business involves collecting, saving or processing such information, we may be deemed to be collecting and processing credit information of individuals and enterprises, and may be required to obtain credit data collection licenses and complete filing formalities. Given that (i) the measures stipulate that enterprises may complete compliance rectification within 18 months from the implementation of the measures on January 1, 2022; (ii) we have taken relevant measures, including only storing basic information and desensitization information in relevant business, cooperating with a credit reporting agency to gradually transfer relevant businesses to it, or gradually ceasing relevant business during the rectification period; and (iii) the revenue contribution of such business to our Group is insignificant, as advised by our PRC legal counsel, the risk that we are ordered to suspend relevant business, confiscated the illegal income and imposed a fine is remote.

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

On November 14, 2021, the CAC, published the Regulations on Cyber Data Security Management (Draft for Comments), or the Draft Regulations on Cyber Data Security Management, which specifies that data processor who seeks to list in Hong Kong, which affects or may affect the national security, should apply for cybersecurity review. As of the date of this annual report, the draft measures have not yet promulgated into law. On December 28, 2021, the CAC and other twelve government authorities, published the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which further stipulates that an online platform operator who possesses personal information of more than one million users and is seeking for listing in a foreign country will be subject to the cybersecurity review as well. Moreover, critical information infrastructure operators, or the CIIOs, that purchase internet products and services, or online platform operators that carry out data processing activities that affect or may affect national security, must be subject to the cybersecurity review. The Cybersecurity Review Measures further elaborate the factors to be considered when assessing the national security risks, including, among others, (i) the risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally transferred abroad, and (ii) the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign governments and the risk of cyber information security due to the listing. As advised by our PRC legal counsel, although several PRC laws and regulations have provided the definition of “critical information infrastructure,” the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the identification of any specific critical information infrastructure is subject to industry-specific identification rules promulgated by relevant regulators and the notice from the relevant regulators. In addition, neither the Draft Regulations on Cyber Data Security Management nor the Cybersecurity Review Measures provides further explanation or interpretation for “listing in a foreign country” or the scope of activities of data processing that “affects or may affect national security.” If our business activities are deemed to “affect or may affect national security,” we may be required to apply for cybersecurity review, but there can be no assurance that we will be able to obtain approval from the regulatory authorities in a timely manner, or at all. The PRC regulatory authorities have discretion in the interpretation and enforcement of these laws. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanction from the CAC or any other PRC regulatory authority that identifies us as the CIIO or requires us to apply for the cybersecurity review or commences the cybersecurity review on us. Based on the above and subject to the interpretation and discretion of the relevant regulatory authorities, after consulting with our PRC legal counsel, we are of the view that (i) considering the factors of assessment of the national security risks, the possibilities that our business operations are regarded as activities that may affect the national security and therefore we are required to proactively apply for the cybersecurity review in accordance with the Draft Regulations on Cyber Data Security Management (assuming implementation in its current form) and the Cybersecurity Review Measures are low; (ii) we are not aware of any material impediment for us to take measures for compliance with the Draft Regulations on Cyber Data Security Management and the Cybersecurity Review Measures; and (iii) the Draft Regulations on Cyber Data Security Management, if adopted in its current form, and the Cybersecurity Review Measures will not have a material adverse effect on our business operations and our listing in Hong Kong or the United States.

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

On February 22, 2023, the CAC issued the Measures for Standard Contract for Outbound Data Transfer of Personal Information, effective on June 1, 2023. The measures provide a transitional period of six months from the effective date for companies to take necessary measures to comply with the requirements. According to the measures, where a personal information processor provides personal information abroad by concluding a standard contract, the contract should be concluded align with the standard form contract. The measures further provide that personal information processors may agree on other terms with overseas recipients, but they should not conflict with the standard contract. According to the measures, the personal information processor should file the standard contract with local provincial network information department and submit the standard contract and personal information protection impact assessment report for record within ten working days from the effective date of the standard contract.

On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows, effective on March 22, 2024, which specify certain scenarios in which no data cross-border compliance declaration is required.

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

We collect, process and store significant amounts of personal information concerning our customers and their end-customers, as well as personal information pertaining to our business partners and employees. Compliance with applicable personal information and data security laws and regulations is a rigorous and time-intensive process. As of the date of this annual report, (i) we have not been subject to any material fines or administrative penalties, mandatory rectifications, or other sanctions by any PRC regulatory authorities in relation to the violation of laws and regulations on cybersecurity, data security and personal information protection; (ii) there is no material leakage of data or personal information or violation of cybersecurity and data protection and privacy laws and regulations by us which will have a material adverse impact on our business operations; (iii) there has been no material cybersecurity and data protection incidents or infringement upon the rights of any third parties, or other legal proceedings, administrative or regulatory proceedings, pending against us; and (iv) we have implemented comprehensive cybersecurity and data protection policies, procedures and measures to safeguard personal information rights and ensure secured storage and transmission of data and prevent unauthorized access or use of data. Based on the above and as advised by our PRC legal counsel, we are of the view that we are in compliance with currently applicable PRC laws and regulations on cybersecurity, data security and personal information protection in all material aspects. As there might be further issued explanations or implementation rules on the applicable laws and regulations, we will actively monitor future regulatory and policy changes to ensure strict compliance with all then applicable laws and regulations. However, we cannot assure you that the regulatory authorities will form the similar opinions as ours. As global data protection laws and regulations increase in number and complexity, we cannot assure you that our data protection systems will be considered sufficient under all applicable laws and regulations due to factors including the uncertainty of the interpretation and implementation of these laws and regulations. Furthermore, we cannot assure you that the end-customer information that we process for our customers and the information we receive from our third-party data partners are obtained and transmitted to us in full compliance with relevant laws and regulations by our customer and third-party data partners. Moreover, there could be new laws, regulations or industry standards that require us to change our business practices and privacy policies, and we may also be required to put in place additional mechanisms ensuring compliance with new data protection laws, all of which may increase our costs and materially harm our business, prospects, financial condition and results of operations. Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by regulatory authorities, individuals or others. These proceedings or actions could also result in the delayed or halted processing of personal information that we need to undertake to carry on our business.

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

In the event of a system outage and physical data loss, the performance of our platform, services and solutions would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform, services and solutions and the technology infrastructure that underlies them are critical to our operations and reputation and our ability to retain and attract customers. Our offering platform is integrated with a cloud platform. Our operation depends on its ability to protect our system against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or other attempts to harm their systems, including criminal acts and similar events. If there is a lapse in service or damage to the cloud platform, we could experience interruptions and delays in our service and may incur additional expenses in arranging new facilities.

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

We cannot be certain that our operations or any aspects of our business do not or would not infringe upon or otherwise violate patents, copyrights, trademarks or other intellectual property rights held by third parties. We in the future may be subject to penalties, legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our solutions, services or other aspects of our business. There could also be intellectual properties that we are not aware of that our solutions or services may inadvertently infringe. As of December 31, 2023, we owned 827 registered patents in China and other countries or regions. There can be no assurance that our patent or other intellectual property applications will be approved, that any issued patents or other intellectual property rights would adequately protect our intellectual property, or that such patents or other intellectual properties would not be challenged by third parties or found by competent authority to be invalid or unenforceable.

There can be no assurance that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce these patents against us in China or any other jurisdictions. Furthermore, the application and interpretation of PRC patent laws and the procedures and standards for granting patents in the PRC are still evolving and may subject to change, and there can be no assurance that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question, which may materially and adversely affect our business, financial condition and results of operations.

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

In 2021, 2022 and 2023, we had net cash used in operating activities of RMB404.3 million, RMB746.0 million and RMB648.5 million (US$91.3 million), respectively. We may require additional cash resources due to operating loss or the growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing is subject to uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity in the international capital and lending markets, and PRC regulatory regulations over foreign investment and our industry. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that any financing we need would be available in a timely manner or in amounts or on terms favorable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity and have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders. These newly issued securities may have rights, preferences or privileges senior to those of our existing shareholders.

We are subject to credit risks in collecting trade receivables and recoverability of contract assets.

We typically grant credit terms to our customers of 10 to 30 days following the invoice date. However, there is no guarantee that our all our customers pay us on time. In 2021, 2022 and 2023, we had trade receivables of RMB891.2 million, RMB941.0 million and RMB710.7 million (US$100.1 million), respectively. In addition, in the same period, we had contract assets of RMB227.9 million, and RMB122.6 million and RMB95.8 million (US$13.5 million), respectively. There is no assurance that all such amounts due to us will be settled on time or at all. Accordingly, we face credit risk in collecting trade receivables and contract assets. In 2021, 2022 and 2023, our net impairment losses on financial and contract assets was RMB72.2 million, RMB33.6 million and RMB54.0 million (US$7.6 million), respectively. Our performance, liquidity and profitability will be adversely affected if significant amounts due to us are not settled on time. The bankruptcy or deterioration in the credit condition of any of our major customers could also materially and adversely affect our business.

Failure to fulfil our obligations in respect of contract liabilities could materially and adversely affect our results of operation, liquidity and financial position.

Our contract liabilities represent our obligations to provide the contracted products and services to customers. Our contract liabilities mainly arise from the advance payment made by customers while the underlying products and services are not yet to be provided. As of December 31, 2021, 2022 and 2023, we had contract liabilities of approximately RMB173.3 million, RMB186.6 million and RMB155.7 million (US$21.9 million), respectively. There is no assurance that we will be able to fulfil our obligations in respect of contract liabilities. If we are not able to fulfil our obligations with respect to our contract liabilities, the amount of contract liabilities will not be recognized as revenue, and we may have to return the advance payment made by our customers. As a result, our results of operations, liquidity and financial position may be materially and adversely affected.

Our results of operations, financial conditions and prospects may be adversely affected by fair value changes of financial assets at fair value through profit or loss and financial assets through other comprehensive income, the valuation of which is uncertain due to the use of unobservable inputs that require judgment and assumptions that are inherently uncertain.

In 2021, 2022 and 2023, we had unlisted equity securities and listed debt securities, which were designated as financial assets at fair value through other comprehensive income. During the same period, we also had contingent returnable consideration and wealth management products, which were designated as financial assets at fair value through profit or loss. The fair value of these assets is determined based on the valuation performed by an independent valuer, using valuation techniques. The assessment of fair value of the abovementioned equity securities, debt securities, and contingent returnable consideration requires the use of unobservable inputs including discount rate, discount of lack of marketability and expected volatility. We use our judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the respective valuation dates. These valuation methodologies that we use involve a significant degree of management judgment and are inherently uncertain. Changes in these unobservable inputs and other estimates and judgments could materially affect the fair value of the equity securities, debt securities and contingent returnable considerations, which in turn may adversely affect our results of operations.

In 2021, 2022 and 2023, we recognized net gain on financial assets at fair value through profit or loss of RMB45.6 million, RMB30.7 million and RMB20.0 million (US$2.8 million), respectively. We recognized net gain on financial assets at fair value through other comprehensive income of RMB7 thousand, RMB315 thousand and nil, in the same respective periods. We cannot assure you that we will not incur any losses from the fair value changes in the future. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.

Additionally, as of December 31, 2021, 2022 and 2023, we held RMB2,071.0 million, RMB690.6 million and RMB532.1 million (US$74.9 million) wealth management products issued by Ping An Group, respectively, representing 100%, 100% and 57.5% of the total balance of our wealth management products as of the same dates. If the underlying investments of these products default or if Ping An Group defaults on the redemption of these wealth management products, we will incur fair value losses, which will significantly affect our financial position and our liquidity.

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

In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by China. On the other hand, after a sustained period of low interest rates, interest rates have risen significantly in the U.S. and Europe since 2022. There are expectations that interest rates will continue to rise in 2023 as the U.S. Federal Reserve seeks to combat inflation. The combination of rising interest rates and inflation has resulted in significant market volatility and economic uncertainty. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Israel and Palestine, Ukraine and Russia, and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and escalations in the tensions between the United States and China starting from 2018, which could have a material adverse impact on the Chinese economy. In addition, the United Kingdom held a referendum on June 23, 2016 on its membership in the European Union, in which a majority of voters in the United Kingdom voted to exit the European Union (commonly referred to as “Brexit”). On January 31, 2020, the United Kingdom ceased to be a member of the European Union. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets.

Furthermore, a slump in commodity prices, uncertainty over interest rates in the United States and the outbreak of novel coronavirus have also resulted in instability and volatility in the capital markets. The stock markets around the world have experienced extreme volatility in reaction to the COVID-19 outbreak and governments’ responses thereto, including the recent rate reductions by the Federal Reserve. Furthermore, eruptions of regional tensions, such as the ongoing military conflict involving Ukraine and Russia, and the related sanctions against Russia have resulted in economic disruptions worldwide and substantial volatility and uncertainty across global financial markets. In addition, the related energy crisis in Europe have weighed on global economic prospects. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. The impacts that these conflicts and incidents will have on our business, operations and financial results depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the conflicts or incidents; regulatory and business actions that have been and continue to be taken in response to the conflicts or incidents and the impact of the conflicts on economic activity.

We may incur impairment charges for our goodwill and intangible assets.

We recorded goodwill, which related to our acquisitions, of RMB289.2 million, RMB289.2 million and RMB289.2 million (US$40.7 million) as of December 31, 2021, 2022 and 2023, respectively. We also recorded intangible assets, which primarily included applications and platforms, purchased software, development cost in progress and others, of RMB687.2 million, RMB570.4 million and RMB471.4 million (US$66.4 million) as of December 31, 2021, 2022 and 2023, respectively. Our impairment assessment of goodwill and other intangible assets is based on a number of assumptions made by our management. If any of these assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may be required to make a provision for our goodwill and other intangible assets and record an impairment loss, which could in turn adversely affect our results of operations. Any significant impairment charges of goodwill or intangible assets could have a material adverse effect on our business, financial condition and results of operations.

The non-recurring nature of government grants and tax rebates we received could materially and adversely affect our business, financial condition and results of operations.

In 2021, 2022 and 2023, we received government grants, including technology development incentives, epidemic subsides and operation subsidies, and tax rebates from the PRC regulatory authority. In 2021, 2022 and 2023, we recognized government grants of approximately RMB28.9 million, RMB27.4 million and RMB23.9 million (US$3.4 million), respectively; we received tax rebates of approximately RMB22.2 million, RMB30.6 million and RMB17.5 million (US$2.5 million), respectively, for the same periods. For further details, see Note 9 to our audited consolidated financial statements included elsewhere in this annual report. We cannot assure you that we will continue to receive certain portion of the government grants and tax rebates in the future or at all. As government grant contributed to certain portion of our income in 2021, 2022 and 2023, the non-recurring nature of government grants and tax rebates to us may affect our profitability. Hence, our business, financial condition and results of operations could be affected as a result of the non-recurring nature of government grants and tax rebates.

Our results of operations, financial condition and prospects may be adversely affected by fair value changes in our derivatives.

Our derivative financial instruments are initially recognized at fair value on the date of which the related derivative contracts are entered into and are subsequently measured at fair value. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative. We had two types of derivative financial instruments during the years ended December 31, 2021, 2022 and 2023, which were foreign exchange swaps and currency forwards. Our derivative financial instruments were designated as derivative financial liabilities and derivative financial assets during the years ended December 31, 2021 and 2022, and were designated as derivative financial assets during the year ended December 31, 2023. The fair value of our derivative financial instruments is subject to various factors that beyond our control, which include, but are not limited to, general economic condition, changes in market interest rates and stability of the capital markets. In 2021, we recorded net loss on derivatives of RMB169.5 million, and in 2022 and 2023, we recorded net gain on derivatives of RMB262.8 million and RMB30.6 million (US$4.3 million), respectively. We cannot assure you that we will not incur any losses from the fair value changes in our derivatives in the future. If we continue to incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected. For further details, see Notes 9 and 32 to our audited consolidated financial statements included elsewhere in this annual report.

Our performance depends on key management and personnel, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our management and key personnel, especially our technology talent. If we lose the services of any member of management or other key personnel, we may not be able to locate suitable or qualified replacements, and we may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth, therefore materially and adversely affecting our business, financial condition, results of operations and prospects. Furthermore, disputes with management and key personnel may affect our reputation and divert management’s attention and disrupt our business. In addition, there is no assurance that any member of our management team and technology personnel will not join our competitors or form a competing business. If any dispute arises between our current or former personnel and us, we may have to incur substantial costs and expenses in order to enforce such agreements, and we may not be able to enforce them at all. There have been changes in our senior manager and directors 2021, 2022 and 2023 due to organizational changes and/or personal reasons. The departure of, and changes in, our senior managers and directors in these years were not a result of any dispute or disagreement with us or any matter relating to our operations, policies or practices. The ramifications of these recent changes, including public perception that our future direction, strategy or leadership is uncertain, and the costs and expenses and diversion of our management’s attention from our business related thereto could affect our business, prospects, financial condition and results of operations.

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

We primarily operate in China, but have been pursuing and will continue to pursue international strategies, primarily in Hong Kong, Southeast Asia, Abu Dhabi and South Africa. International expansion or cross-border provision of our solutions may expose us to additional risks, including:

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2023 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares and ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act, which can significantly divert our management’s attention from operating our business.

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

In addition, past and future acquisitions, strategic investment or alliance could be difficult to integrate and any disputes or litigation involving any acquired company, including claims from clients, minority or former shareholders or other third parties, could divert our management's attention and harm our business.

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

The economy in China has experienced increases in labor costs in recent years. As a result, average wages in China are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. In 2021, 2022 and 2023, our labor costs, including our employee benefit expenses and outsourcing labor costs, were RMB2,066.5 million, RMB2,130.6 million and RMB1,729.0 million (US$243.5 million), respectively. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses and negatively impact our results of operations.

We adopted a Stock Incentive Plan in November 2017, which was amended and restated from time to time to provide additional incentives to eligible participants. As of March 31, 2024, the aggregate number of underlying ordinary shares pursuant to the outstanding options granted and pursuant to the outstanding performance share units granted under the Stock Incentive Plan was 37,062,027 ordinary shares. In 2021, 2022 and 2023, we incurred equity-settled share-based payment expenses of RMB25.4 million, RMB13.4 million and RMB14.5 million (US$2.0 million), respectively. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel, and we will continue to grant share-based compensation to our employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

As of December 31, 2021, 2022 and 2023, our deferred tax assets amounted to RMB683.2 million, and RMB766.0 million and RMB768.3 million (US$108.2 million), respectively. Deferred tax assets are recognized for deductible temporary differences and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the unused tax losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Any changes in management’s judgment as well as our future taxable profits and tax planning strategies would affect the carrying amounts of deferred tax assets to be recognized and the recoverability of deferred tax assets recognized in our consolidated financial statements. In the case that the value of deferred tax assets has changed, we may have to write-down the deferred tax assets, which may adversely affect our financial condition for that respective year, and therefore could materially and adversely affect our financial condition and results of operations in future years.

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

For example, our revenue, especially our transaction-based revenue such as revenue from business origination services, and our operating cash flow had been adversely affected due to delays in project implementation, software deployment and customized development services conducted on our customers’ premises, business development, client interaction, receivables collection and general uncertainties resulted from COVID-19. Our overseas operations and businesses development, especially in Southeast Asia, had also been affected due to continued travel restrictions and lock-downs in many countries in that region. Though the COVID-19 has been contained, the unprecedented nature of the COVID-19 pandemic means there are no comparable recent events that provide guidance as to the effect the COVID-19 outbreak. Additionally, our industry and the industry of our customers are still recovering from sluggish demands from the COVID pandemic. As a result, our revenue decreased by 17.8% from RMB4,464.0 million in 2022 to RMB3,667.5 million (US$516.6 million) in 2023. Our revenue from third-party customers decreased by 11.5% from RMB1,477.9 million in 2022 to RMB1,307.4 million (US$184.1 million) in 2023. The ultimate impact of the pandemic or any similar health epidemic on our business could be substantial.

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

Foreign ownership of internet-based businesses, such as distribution of online information, internet data center services and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, with respect to the accessibility of telecommunications services subject to China’s commitment to the entry into WTO, foreign investors are generally not allowed to own more than 50% of the equity interest in a value-added telecommunication service provider (subject to certain exceptions relating to certain businesses, including e-commerce businesses domestic multi-party communication service businesses, and data collection and transmission service businesses), in accordance with the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version) ,which became effective on January 1, 2022, or the 2021 Negative List, the Administrative Rules on Foreign-Invested Telecommunication Enterprises newly amended in 2022, and other applicable laws and regulations. In addition, China’s commitment to the entry into WTO does not include internet data center business pursuant to the Protocol on the Accession of the PRC, effective on December 10, 2001.

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

Our PRC legal counsel, Haiwen & Partners, is of the opinion that (i) the ownership structure of Shenzhen OneConnect Technology or Zhang Tong Shun and the VIEs does not violate applicable PRC laws and regulations currently in effect, and (ii) except for (a) certain clauses regarding the remedies or reliefs that may be awarded by an arbitration tribunal and the power of courts to grant interim remedies in support of the arbitration and liquidation arrangements of the VIEs, their respective subsidiaries and/or shareholders, and (b) the circumstance where, in respect of the contractual arrangements binding Shenzhen CA, the minority shareholders of Shenzhen CA which are not parties to the contractual arrangements may not have the requisite power and authority to execute, deliver or perform the written confirmation in relation to the contractual arrangements binding Shenzhen CA or may not obey such confirmation, the contractual arrangements are valid, binding and enforceable for Shenzhen OneConnect Technology, Zhang Tong Shun, Shenzhen OneConnect and its direct shareholders, Shenzhen CA and its direct shareholders where applicable in accordance with the applicable PRC laws or regulations currently in effect. However, there can be no assurance that the PRC regulatory authorities will take a view that is not contrary to or otherwise different from the opinion of our PRC legal counsel stated above. There is also possibility that the PRC regulatory authorities may adopt new laws, regulations and interpretations that may invalidate the contractual arrangements. On February 17, 2023, the CSRC released the Overseas Listing Filing Rules, which came into effect on March 31, 2023. Pursuant to the Overseas Listing Filing Rules, an overseas listed PRC domestic company should complete the filing procedures with respect to its follow-on offerings, issuance of convertible corporate bonds, exchangeable bonds, and other equivalent offering activities, within a specific requested time frame. On the same day, at the press conference held for the Overseas Listing Filing Rules, the officials from the CSRC clarified that if a company with a VIE structure is in compliance with applicable PRC laws, regulations and regulatory requirements, the CSRC may permit its filing application of the overseas listings of such companies after soliciting opinions from relevant regulatory authorities. However, given that the Overseas Listing Filing Rules were recently promulgated and there is no further explanation on such compliance requirements, there remain substantial uncertainties as to the interpretation, application, and enforcement of the Overseas Listing Filing Rules and how the rules will affect our operations and our future financing. There can be no assurance that we will be able to satisfy the compliance requirements. Failure to complete such filing could have a material adverse effect on us, our contractual arrangements and our future financing activities. If the PRC regulatory authority determines that we are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including MOFCOM, the MIIT, and the State Cryptography Administration, or the SCA, would have discretion in dealing with such violations or failures, including, but not limited to:

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

If we had direct ownership of the VIEs, we would be able to exercise our rights as shareholders to effect changes in their board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs, their respective subsidiaries and shareholders of their obligations under the contractual arrangements to exercise control over the VIEs and their subsidiaries. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. These risks exist throughout the period in which we intend to operate our business through the contractual arrangements with the VIEs, their respective subsidiaries and shareholders. If any of these shareholders is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties. The shareholders of VIEs are entities and if they declare bankruptcy or become subject to a dissolution or liquidation proceeding, we may be unable to enforce the contractual arrangements. If we are unable to enforce the contractual arrangements or we experience significant delays or other obstacles in the process of enforcing the contractual arrangements, we may not be able to exert effective control over the VIEs and may lose control over their assets. Therefore, our contractual arrangements with the VIEs, their respective subsidiaries and shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

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

The contractual arrangements contain provisions to the effect that the arbitral body specified in them may award remedies over the equity interest, assets or properties of the VIEs, their subsidiaries, and/or shareholders; provide compulsory relief (for example, for the conduct of business or to compel the transfer of assets); or order the winding-up of the VIEs, their subsidiaries, and/or shareholders. These agreements also contain provisions to the effect that courts of competent jurisdiction are empowered to grant interim relief to a party when requested, for the purpose of preserving the assets and properties, or grant enforcement measures, subject to the requirements under PRC laws. However, under applicable laws, these terms may not be enforceable. Under PRC laws, an arbitral body does not have the power to grant injunctive relief or to issue a provisional or final liquidation order for the purpose of protecting the assets of or equity interest in the VIEs in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as the United States and the Cayman Islands may not be recognizable or enforceable in the PRC. PRC laws may allow the arbitral body to grant an award of transfer of assets of or equity interests in the VIEs in favor of an aggrieved party.

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

In addition, Shenzhen E-Commerce Certification Co., Ltd. and Shenzhen Electronic Certification Center Co., Ltd., or the Shenzhen CA Minority Shareholders, which collectively hold approximately 1.1% equity interest in Shenzhen CA, are not parties to the contractual arrangements with Zhang Tong Shun. Although the Shenzhen CA Minority Shareholders have issued a written confirmation in which, among others, they acknowledged and consented to the execution of the contractual arrangements of Shenzhen CA and undertook to provide necessary cooperation, there can be no assurance that the Shenzhen CA Minority Shareholders, as the state controlled companies, have all requisite power and authority to make such confirmation or consent or they will be able to perform their obligations under such confirmation. If the relevant authority deems the confirmation or consent invalid or challenges the enforceability of such confirmation or consent, or if the Shenzhen CA Minority Shareholders fail to obtain all requisite power and authority or fail to perform their obligations, we may not be able to enforce the contractual arrangements, which could adversely affect our ability to conduct our business.

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

The interpretation and implementation of the Foreign Investment Law is evolving and may substantially affect the viability of our current corporate structure, corporate governance and business operations.

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

Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council.” Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard contractual arrangements as a form of foreign investment. If this happens, it is uncertain whether our contractual arrangements with the VIEs, their respective subsidiaries and shareholders would be recognized as foreign investment, or whether our contractual arrangements would be deemed to be in violation of the foreign investment access requirements. There is still uncertainty on how our contractual arrangements will be handled given the interpretation and the implementation of the Foreign Investment Law is still evolving and may be subject to change. Therefore, there is no guarantee that our contractual arrangements, the business of the VIEs and our financial conditions will not be materially and adversely affected.

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

Risks Relating to Doing Business in the PRC

Changes in China or Hong Kong’s economic or social conditions or government policies could adversely affect our business and prospects.

The majority of our operations are in China, one of the world’s largest emerging markets. In light of our operations in an emerging market, we are subject to risks and uncertainties and our business, prospects, financial condition and results of operations may be significantly influenced by economic and social conditions in China and Hong Kong generally and by continued economic growth in China and Hong Kong.

The Chinese regulators impose industrial, fiscal or monetary policies from time to time and may adopt measures and take actions to regulate China’s economy as they deem appropriate, and have oversight over our business and may influence our operations at any time. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, state-owned enterprises are still playing a key role in China’ economy. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies, as well as in driving China’s economic growth. Furthermore, the PRC regulatory authority has also published new regulations and guidance to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the Chinese regulators, could limit or hinder our ability to offer or continue to offer ADSs and ordinary shares to our investors, and could cause the value of our ADSs and ordinary shares to significantly decline or become worthless.

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

Geopolitical tensions could negatively affect our business, financial condition, and results of operations.

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

Any increase in the use of export control restrictions and sanctions to certain countries and entities or any expansion of the extraterritorial jurisdiction of export control laws could impact our ability to supply customers of affected countries, geographies and entities. The U.S. and various other governments have also imposed controls, licensing requirements and restrictions on the import or export of technologies and products that fall within U.S. jurisdiction. In particular, in recent years the U.S. has placed certain entities, including a number of entities in China, on the U.S. Department of Commerce Bureau of Industry Standard’s Entity List, or the Entity List, which imposes licensing requirement for exports or transfers of items on lists of controlled items maintained by the U.S. government, and the List of Chinese Military-Industrial Complex Companies. U.S. government has also expanded the definition of military end use, which has resulted in increased export license requirements for U.S. companies looking to sell specific items to Chinese companies engaged in activities that could support military purposes. Though our core technology is developed in China, and even if our operations are not directly targeted by any such complete or partial ban, we may face higher costs and expenses in our supply chain if any of our suppliers or customers are adversely affected by any sanctions. We may thus be adversely affected by export control measures and our business, financial condition and results of operation may suffer as a result.

Furthermore, legislative or administrative actions in respect of Sino-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our ordinary shares and ADSs could be adversely affected. For example, the SEC has issued statements primarily focused on companies with significant China-based operations, such as us.

The trade and other tensions between the United States and China could place pressure on the economic growth in China as well as the rest of the world. The U.S. government has recently advocated for and taken steps toward restricting trade in certain goods, particularly from China. While the two nations reached a phase one trade agreement in January 2020, the progress of future trade talks between China and the United States are subject to uncertainties, and there can be no assurance as to whether the United States will maintain or reduce tariffs or impose additional tariffs on Chinese products in the near future. Trade tension between China and the United States may intensify and the United States may adopt even more drastic measures in the future.

The rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. As we are expanding our business internationally, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated such changes could have an adverse effect on our business, financial condition, results of operations.

The interpretation and enforcement of PRC laws and regulations are evolving and subject to change, which could limit the legal protections available to you and us.

Most of our operations are conducted in the PRC through our PRC subsidiaries and VIEs, and are governed by PRC laws, rules and regulations. The PRC legal system is based on written statutes, in which prior court decisions may be cited for reference but have limited precedential value. Our PRC subsidiaries and the VIEs are subject to various PRC laws and regulations generally applicable to companies in China. However, these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve.

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

From time to time, we may have to rely on administrative and court proceedings to enforce our legal rights. The scope and effect of our contractual, property (including intellectual property) and procedural rights protection and enforcement are subject to the interpretation and implementation of statutory and contractual terms by the PRC administrative and court authorities, which may be changed from time to time. Any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations, and may further affect the legal remedies and protections available to investors, which may, in turn, adversely affect the value of your investment.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, such as those with respect to the approvals, licenses or permits applicable to our business.

The PRC laws and regulations, as well as their corresponding interpretations and enforcements, that govern the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the industry are continually evolving.

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

In addition, on February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day, aiming at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. The Guideline intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related merchants and service providers on online platforms, i.e. unfairly locking in exclusive agreements with merchants and targeting specific customers with unreasonable big-data driven tailored pricing through their online behavior to eliminate or limit market competition. As of the date of this annual report, we have not been subject to any regulatory actions or investigations in connection with anti-monopoly. However, as there remains uncertainties as to how the Guideline will be implemented, and we cannot assure you that the regulatory authorities will not take an opposite opinion. Any failure or perceived failure by us to comply with the Guideline and other anti-monopoly laws and regulations may result in regulatory investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies, including those relating to the internet industry, have created uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of our company. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or that we will be able to maintain or update our existing licenses or obtain new ones. If the PRC regulatory authority considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it may levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions may have a material adverse effect on our business and results of operations.

The approval of, filing with, or consent from, the CSRC, CAC or other PRC regulatory authorities may be required in connection with our offshore listing under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory authorities in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. There remains uncertainties with respect to the interpretation and application of the regulations, and our future offshore offerings may ultimately require approval of the CSRC or other PRC regulatory authorities. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our future offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines, rectification, suspension of operations, revocation of qualification or business license and other penalties, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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

In response to the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China, or the PBOC, and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC regulatory authority may continue to strengthen its capital controls and our PRC subsidiary’s dividends and other distributions may be subjected to tighter scrutiny. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

The M&A Rules and some other regulations and rules concerning mergers and acquisitions, have established complex procedures and requirements that restrict merger and acquisition activities by foreign investors. For example, an overseas company established or controlled by PRC enterprises or residents needs to obtain approval from MOFCOM before it acquires an affiliated domestic company. Moreover, the Anti- Monopoly Law requires that the anti-monopoly enforcement authority be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines on Platform Economy, which specifically requests operators to report to the anti-monopoly enforcement authority prior to undertaking any concentration in the field of platform economics. In April 2021, the SAMR, together with certain other PRC regulatory authorities convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to strictly comply with relevant laws and regulations and be subject to public supervision. In addition, many internet companies are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR has stated it will organize and conduct inspections on the companies’ rectification results. If any of these companies are found to conduct illegal activities, more severe penalties are expected to be imposed on them in accordance with the laws. As the Anti-Monopoly Guidelines for Internet Platforms was newly promulgated, we are unable to estimate its specific impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. On August 17, 2021, the SAMR published the Provisions on Banning Unfair Competition Acts on the Internet (Revised Draft for Comments), which emphasizes that operators should not use data, algorithms or other technical information or means to influence users’ choices, hijack traffic or disrupt the operations of website products and services provided by other operators. As this regulation has not yet taken effect, we are currently unable to estimate its specific impact on our business, results of operations and prospects. Any failure or perceived failure by us to comply such regulations and authorities’ requirements may result in regulatory investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations.

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

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capital of foreign-invested enterprises. It allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi funds converted from their foreign exchange capital for expenditure beyond their business scopes. On June 9, 2016, SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, which was amended on December 4, 2023, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using the Renminbi funds converted from their foreign exchange capital for expenditure beyond their business scope, as well as investments in securities or any investments other than wealth management products and structured deposits with risk rating results of not higher than Grade II. These circulars also continue to prohibit foreign-invested enterprises from providing loans to non-affiliated enterprises or purchasing real estate that is not for self-use, except for real estate enterprises. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in China the net proceeds from our initial public offering, which may adversely affect our business, financial condition and results of operations. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, which was amended on December 4, 2023, or the SAFE Circular 28. The SAFE Circular 28 provides that non-investment foreign-invested entities may use foreign exchange capital or Renminbi funds converted from the foreign exchange capital to make equity investments, provided that such investments should be in compliance with the 2021 Negative List and other relevant PRC laws and regulations. However, there are substantial uncertainties of the further implementation of SAFE Circular 28.

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

We are committed to complying with and to ensuring that our shareholders who are subject to these regulations will comply with the relevant SAFE rules and regulations. However, due to the uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. In addition, we may not always be able to compel them to comply with SAFE Circular 37 or other related regulations. We cannot assure you that SAFE or its local branches will not release explicit requirements or interpret the relevant PRC laws and regulations otherwise. Additionally, we may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules in a timely manner.

Because the reconciliation of these foreign exchange regulations with other approval requirements is subject to further clarification, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant regulatory authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the relevant PRC overseas investment regulations.

On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments by Enterprises, or NDRC Order No. 11, which took effect as of March 1, 2018. According to NDRC Order No. 11, non-sensitive overseas investment projects are subject to record-filing requirements with the local branch of the NDRC. On September 6, 2014, MOFCOM promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries are subject to record-filing requirements with a local MOFCOM branch. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by SAFE on July 13, 2009 and took effect on August 1, 2009, PRC enterprises must register for overseas direct investment with a local SAFE branch.

We intend to structure and execute our offshore acquisitions in a manner consistent with these regulations and any other relevant legislation. However, we may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC entities, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC entities will comply with our request to complete the overseas direct investment procedures under the aforementioned regulations or other related rules in a timely manner, or at all. If they fail to complete the filings or registrations required by the overseas direct investment regulations, the relevant authorities may order them to suspend or cease the implementation of such investment and make corrections within a specified time, which may adversely affect our business, financial condition and results of operations.

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

In addition, under PRC laws, all lease agreements must be registered with the local housing authorities. As of the date of this annual report, all landlords of the premises we lease had completed their registration of ownership rights or the registration of our leases. Pursuant to relevant PRC laws and regulations, failure to complete these registrations may expose us to potential monetary fines ranging from RMB1,000 to RMB10,000 per lease, and therefore the total maximum potential penalty may be RMB240,000.

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

A judgment of a court of another jurisdiction may be reciprocally recognized or enforced if the jurisdiction has a treaty with China or if judgments of the PRC courts have been recognized before in that jurisdiction, subject to the satisfaction of other requirements. However, China does not have treaties providing for the reciprocal enforcement of judgments of courts with the United States. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if: (i) the foreign court does not have jurisdiction over the case; (ii) the respondent has not been legitimately summoned, or if legitimately summoned, has not been provided a reasonable opportunity to make representation and debate, or the litigant without litigation capacity has not been assigned an appropriate agent; (iii) the foreign judgment is obtained by fraud; (iv) the PRC court has already made a judgment or ruling on the same dispute, or has recognized the judgment or ruling made by the foreign court for the same dispute; or (v) they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or other courts outside China. In addition, the SEC, the U.S. Department of Justice and other U.S. or foreign authorities may also have difficulties in bringing and enforcing actions, conducting investigations or collecting evidence against us or our directors or executive officers in China. For example, under the newly amended Securities Law of the PRC, which became effective on March 1, 2020, overseas securities regulatory authorities are prohibited from conducting direct investigations or evidence collection activities within the territories of the PRC, and Chinese entities and individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. Uncertainty remains with respect to how this regulation will be interpreted, implemented or applied by the CSRC or other relevant government authorities. On February 24, 2023, the CSRC, jointly with other relevant regulatory authorities, promulgated the revised Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, effective on March 31, 2023. According to the Confidentiality and Archives Management Provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent regulatory authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving regulatory authority. Furthermore, the Confidentiality and Archives Management Provisions also provides that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. Since the Confidentiality and Archives Management Provisions was promulgated recently, substantial uncertainties still exist with respect to the interpretation and implementation of such provisions and how they will affect us. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in China.

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

The HFCA Act was enacted into law on December 18, 2020. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years (beginning with those we filed in 2022), the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including the NYSE, or in the over-the-counter trading market in the U.S. Each chamber of the U.S. Pursuant to amendment made to the HFCA Act in 2022, the PCAOB may determine that it is unable to inspect or investigate completely registered public accounting firms in any foreign jurisdictions because of positions taken by any foreign authority, rather than an authority in the location in which the firms are headquartered or in which they have a branch or office, as was the case under the original version of the Act. The process for implementing trading prohibitions pursuant to the HFCA Act will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a non-U.S. government. The first such list was announced by the PCAOB on December 16, 2021, and our auditor was included on that list.

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

On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. However, the PCAOB stated that should PRC authorities obstruct the PCAOB’s ability to inspect or investigate completely in any way and at any point in the future, the PCAOB Board will act immediately to consider the need to issue new determinations consistent with the HFCA Act. While we currently do not expect the HFCA Act to prevent us from maintaining the trading of our ADSs in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese regulators that could affect our listing status in the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

Since our ADSs became listed on the NYSE on December 13, 2019 to the date of this annual report, the trading price of our ADSs has ranged from US$0.47 to US$28.8 per ADS (trading price presented here reflected actual trading price, without retrospectively applied ratio change). Since our ordinary shares became listed on the Hong Kong Stock Exchange on July 4, 2022 to the date of this annual report, the trading price of our ordinary shares has ranged from HK$0.49 to HK$7.40 per ordinary share. The trading price of our ordinary shares and ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong or the United States. A number of Chinese companies have listed or are in the process of listing their securities on Hong Kong or U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in Hong Kong or the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The trading price of our ordinary shares, likewise, can be volatile for similar or different reasons.

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

Sales of our ordinary shares or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares or ADSs to decline. As of March 31, 2024, we had 1,169,980,653 ordinary shares issued and outstanding including 364,966,410 ordinary shares represented by ADSs. Our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining outstanding ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 under the Securities Act. Our principal shareholders have entered into lock-up undertaking pursuant to Rule 10.07 of the Hong Kong Listing Rules in relation to our listing in Hong Kong. Our principal shareholders may sell shares of us after the expiry of such lock-up undertaking. We cannot predict what effect, if any, market sales of securities held by our principal shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares and ADSs.

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

Certain of our existing shareholders hold a substantial number of our shares. As of March 31, 2024, Rong Chang, Sen Rong and Bo Yu Limited each held 32.9%, 16.1% and 32.1% of our ordinary shares, based on the number of shares reported in their respective beneficial ownership filings. These shareholders, and our directors and officers have, and will continue to have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States or Hong Kong upon these individuals, or to bring an action against us or against these individuals in the United States or Hong Kong in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, you may experience difficulties to enforce a judgment against our assets or the assets of our directors and officers under the laws of the Cayman Islands and of the PRC.

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

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions, as well as public policy considerations and conditions set forth in applicable provisions of other PRC laws relating to the enforcement of civil liability. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of U.S. judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if: (i) the foreign court does not have jurisdiction over the case; (ii) the respondent has not been legitimately summoned, or if legitimately summoned, has not been provided a reasonable opportunity to make representation and debate, or the litigant without litigation capacity has not been assigned an appropriate agent; (iii) the foreign judgment is obtained by fraud; (iv) the PRC court has already made a judgment or ruling on the same dispute, or has recognized the judgment or ruling made by the foreign court for the same dispute; or (v) they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

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

In connection with our listing in Hong Kong, we have established a branch register of members in Hong Kong, or the Hong Kong Share Register. Our ordinary shares that are traded on the Hong Kong Stock Exchange, including those that may be converted from ADSs, will be registered on the Hong Kong Share Register, and the trading of these Shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty.

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.2% of the greater of the consideration for, or the value of, shares transferred, with 0.1% payable by each of the buyer and the seller.

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

There is a significant risk that we were a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our prior taxable year and there is no assurance that we will not be a PFIC for our current taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

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

Based on our audited financial statements, the manner in which we conduct our business, relevant market data, the value and nature of our assets, and the sources and nature of our income, there is a significant risk that we were a PFIC for our prior taxable year. Additionally, because the value of our assets generally is determined by reference to the price of our stock, the decline in the price of our stock has increased the risk that we might be treated as a PFIC for our current taxable year. The final determination of whether we may be classified a PFIC for the current taxable year, however, will not be able to be made until after the end of the year and will depend on all of the relevant facts and circumstances available at that time, including the composition and value of our assets (as implied by our stock price) throughout the remainder of the year.

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

Our legal and commercial name is OneConnect Financial Technology Co., Ltd. Our principal executive offices are located at 21/24F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, People’s Republic of China. Our telephone number at this address is +86-21-2066-0625. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is http://www.ocft.com. The information contained on our website is not a part of this annual report. SEC also maintains an internet site (http://www.sec.gov), which contains reports, proxy and information statements, and other information regarding us that file electronically with the SEC.

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

B. Business Overview

We are a technology-as-a-service provider for the financial services industry in China with an expanding international presence. We provide software to various players in the financial services industry, and in return collect both upfront implementation and ongoing transaction-based fees. We provide software-based technology solutions to our financial institution customers that help them to expedite their digital transformation and ensure their sustainability. We believe that our “technology + business” model is our key competitive advantage and a driving force of how we win new business and engage with our customers. By integrating our extensive financial industry expertise with technology tailored to the industry’s needs, we simplify the digitalization process of our customers by not only providing proven solutions, but also enabling our financial institution customers to apply technologies in complex, industry-specific business scenarios. This approach enables our customers to improve efficiency, enhance service quality, reduce costs and mitigate risks. 100% of large and joint-stock banks, 98% of city commercial banks, 66% of property and casualty insurance companies and 48% of life insurance companies in China have used at least one of our products since our inception. In addition to financial institutions, our clients also include other service providers in the financial services industry.

Our integrated technology solutions span digital banking and digital insurance segments with comprehensive solutions, encompassing sales management, risk management and operation support services within each segment. We have also built and operate a proprietary Gamma Platform, which is a technology infrastructural platform for financial institutions.

Our emphasis on technology and innovation permeates all facets of our business. We were initially incubated within Ping An Group, which has historically been ahead of the curve globally in terms of technological innovation among financial service groups. Our technology has been internationally recognized, having cumulatively received 78 international awards for our technology as of December 31, 2023. Our 1,359 research and development-related employees, which are the driving force of our leading innovation, represented 55.7% of our total staff in 2023. We have been highly active in innovating across AI, cloud, secure infrastructure and other forms of technology.

Our revenue decreased by 17.8% from RMB4,464.0 million in 2022 to RMB3,667.5 million (US$516.6 million) in 2023. Our revenue from third-party customers decreased by 11.5% from RMB1,477.9 million in 2022 to RMB1,307.4 million (US$184.1 million) in 2023. Our net loss decreased from RMB928.0 million in 2022 to RMB371.5 million (US$52.3 million) in 2023. Our net loss as a percentage of total revenue decreased from 20.8% in 2022 to 10.1% in 2023.

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

Revenue Model

Our revenue model is primarily transaction-based, as we primarily charge our customers, which are primarily financial institutions but also include other participants in the financial services ecosystem, based on their usage of our software. For our transaction-based fees, we typically determine pricing based on factors such as usage levels, the type of transaction, and the type of software adopted by the customer. We use transaction-based pricing for transactions including loans processed, insurance claims made, and usage of risk management tools. We also include annual subscription fees for the use of our system as transaction-based revenue. Our transaction-based revenue model allows us to grow with our customers as their businesses increasingly utilize and benefit from our solutions. This mutually beneficial relationship further incentivizes us to create additional, more integrated solutions to fit our customers’ broader business needs, and ultimately forms highly resilient, long-term business partnerships. In 2022 and 2023, 78.3% and 73.3% of our revenue, respectively, was transaction-based revenue from our technology solutions. The remainder of our revenue is generated from implementation services, where we charge one-time upfront implementation fees upon completion of the installation of our solutions. We rely on these two revenue models across all of our service offerings.

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

Our Solutions

Under our technology + business model, we integrate financial services expertise with technology to provide software to financial institutions. The technology solutions we provide to our financial institution customers help them to expedite their digital transformation and ensure their sustainability in a demanding market. We offer integrated solutions for the industry verticals of digital banking and digital insurance segments. We have also built a Gamma Platform, which offers a toolbox of separate solution modules that provide technology infrastructure and basic underlying technologies that financial institutions can apply to back-office functions across their operations. Our solutions enable our customers’ digital transformations—which helps them improve efficiency, enhance service quality, reduce costs and mitigate risks. Given this structure for assembling our solutions and our robust technology base, we can deploy solution offerings to our financial institution customers either on an integrated basis with comprehensive end-to-end solutions or on an incremental basis to respond quickly to specific customer requirements. Our large array of standardized modules and open APIs allow us to flexibly customize our solutions, quickly and efficiently fulfill customer needs, and reuse these components to achieve long-term cost benefits.

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

Digital Banking

Our digital banking offers a wide array of solutions to cater to the digital transformation needs of financial institutions in the banking industry. These solutions comprise digital retail banking, digital credit management, and digital operation solutions and are based on our “business + technology” model to assist banks to drive growth, curtail operational risks, enhance management efficiency and accomplish high-quality development. By utilizing these solutions, banks can augment their overall digital capabilities and improve outcomes for their customers.

Digital Retail Banking

Digital retail banking solutions are designed to align with the latest development trends of the retail banking sector, providing solutions to banks with a customer-centric approach and offering digital transformation consulting services and system solutions related to customer management, product management and channel management to bank customers. Our digital transformation consulting services help banks in formulating a retail digital transformation development blueprint. By leveraging products such as marketing management platform and wealth management platform, we employ digital means to help banks achieve more precise customer marketing, better meet the asset allocation needs of their high-net-worth customers, and reach customers more quickly and efficiently. This, in turn, enables high-value growth in banks’ retail business. Key functions of this solution include:

Marketing Management Platform, developed from our AI Banker App, provides banks’ relationship managers with technology that supports them in managing their acquisition of retail customers and their relationships with retail customers. Banks’ relationship managers can use this platform to effectively interact with customers anytime and anywhere through online and offline channels, including social media platforms, in-branch interactions and AI-assisted telephone communications. This platform also assists bank managers in team building and management, allowing them to monitor the work of their relationship managers. Using this platform, bank managers can organize daily meetings, set key performance indicator targets for their relationship managers, and track relationship managers’ performance.

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

Digital Credit Management

The digital credit management solution is a comprehensive and fully integrated package that provides banks with an end-to-end credit management system, online credit business system and accompanying operation service solutions. This solution is specifically tailored for corporate credit and SMEs’ credit business scenarios, providing bank customers with a management system that covers the entire product and process of credit business, and is designed to assist banks in improving their credit management efficiency. By leveraging cutting-edge technologies such as AI, big data analytics and intelligent algorithms, we help banks establish scenario-based rule models of their credit operations throughout the loan-cycle, from initial loan application to post-lending monitoring. This enables banks to accurately identify risk signals, achieve proactive risk prediction and early warning and significantly enhance their active risk control capabilities. For example, the platform’s early warning function can monitor the financial health and potential risks of an SME and its related parties and generate risk analysis and early warnings throughout the loan lifecycle to improve a bank’s risk management efficiency. Additionally, we assist banks in building online inclusive credit business systems and provide supporting marketing systems for financial products, for both internal use and external use, to enhance the bank’s customer acquisition capabilities.

This solution also provides an intelligent product development platform to banks, which allows them to shorten their product development cycle, increase speed to market, and facilitate their product portfolio management. This platform’s modules for product development can be selected and assembled in various combinations to satisfy the specific needs of each bank. For example, banks using this platform can easily design and swiftly launch a new loan product by customizing loan feature options such as loan amounts, interest rate and maturity period. In addition, the platform’s know-your-business product provides detailed analysis of enterprises that banks can use to design tailored products and services for their SMEs customers based on risk preferences and profitability requirements.

Digital Operation

Our suite of digital operation solutions has been specifically designed to cater to the needs of bank management departments. Our comprehensive range of management solutions includes business analysis, asset-liability management, pricing management, capital management, cost management, risk management, performance management, and compliance management. These solutions are aimed at helping banks formulate effective development strategies, gain insights into their current operational status, accurately measure costs, allocate resources efficiently, strengthen performance appraisals, mitigate compliance risks, and build a “super brain” for management, allowing for precise and intelligent decision-making. Additionally, we specialize in developing digital financial services and intelligent financial regulatory platforms for governmental and regulatory agencies, with the aim of promoting financial inclusivity and optimizing risk prevention and control in financial markets. This solution includes below key functions:

Regtech, our end-to-end regulatory solutions for financial regulatory authorities in China, includes a diverse suite of modules to help regulatory authorities automate and digitalize their operations. These solutions include automatic aggregation and intelligent analyses of regulatory data, automatic and customized reporting, risk monitoring and alert, and intelligent interactive communication with the public. Our Regtech solutions can also help financial institutions comply with regulatory requirements and improve risk management more efficiently.

Our asset-liability management, or ALM, solution can provide analytics to enhance financial institutions’ asset liquidity performance for financial institutions operating in the PRC regulatory environment. Financial institutions can use this solution’s modules to enhance their risk management abilities. For example, our ALM module provides forecasting tools and analytical functions to measure and model customers’ loans, deposits, investments, and portfolios. It applies the relevant regulatory requirements to help banks monitor their interest rate and liquidity risks. Our funds transfer pricing module uses analytic software to analyze a bank’s profitability by funding source at an institutional level. It improves pricing decisions and drives desired employee behaviors by linking employee performance with profitability.

Digital Insurance

Our integrated solutions for the digital insurance segment help insurance companies to digitalize the entire insurance process, helping them handle marketing, customer management and claim processing. We also provide our customers service management platforms. We provide these offerings under our intelligent property and casualty insurance solution and our intelligent life insurance solution.

Intelligent Property and Casualty Insurance Solution

Our intelligent property and casualty insurance solution helps insurers reduce losses, fight fraudulent claims and improve service quality. This solution integrates technologies, including AI and advanced analytics, and services, to automate the entire insurance procedure—claim submission, underwriting, instant inspections and settlement, appraisal and roadside assistance, and auto parts sourcing. Insurance companies can adopt this solution as a comprehensive solution or they can select individual modules to incorporate into their own existing operational systems.

This solution provides an end-to-end core system for insurers. This core system allows insurers to streamline their claim processing procedures. Using our solution, insurers can automatically direct cases to appropriate services and processes within the system based on the severity of the claim. For complex cases, our system has complete operational and hierarchical approval functions to accelerate claims processing efficiency. For minor cases, with the help of remote inspection tools and AI loss assessment tools, our system provides insurers’ end-customers with a contactless claim settlement experience. Our end-to-end system enables insurers to more accurately and efficiently inspect and adjust claims, identify potential fraud and determine damage amounts. We also provide services and products for the assessment of auto and injury losses, as well as risk management tools and anti-fraud analytics that provide insurers flexibility in adopting and integrating our solution. Recently, this system launched an insurance underwriting function for auto insurance providers, which can help auto insurance providers evaluate risk and establish pricing for insurance underwriting.

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

This solution also includes a service management platform for car owners, insurers and other service providers in the auto insurance claim and service segment. This platform covers claims services such as inspection, roadside assistance and repair—integrating resources and digitalizing all participants in the auto claim value chain. This platform also connects car owners with service providers in response to sporadic demands they may have from time to time. For example, an insurance company using this platform can source and manage third-party service providers for roadside assistance, including monitoring the status of assistance requests and applying image recognition technology to automatically verify license plate numbers and check work quality. The platform also provides auto parts sourcing services that use a transparent, centralized auto parts marketplace to reduce costs and fraud. Through the platform’s auto part sourcing app, insurers can conveniently inquire and compare pricing, procure auto parts, and manage procurement. Through the service management platform, we help insurance companies increase their access to high-quality service providers and reduce fraud risks. At the same time, we improve the operational management efficiency of service providers on the platform with technology. As of December 31, 2023, our service management platform had over 194,000 auto service providers, including 4S auto dealerships, auto repair shops, auto parts dealers, rescue companies, and appraisal companies.

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

Leveraging this solution, we are establishing an ecosystem centered around property and casualty insurance claim and service scenarios.

Intelligent Life Insurance Solution

Our intelligent life insurance solution helps insurers improve efficiency, risk control, and customer experience across their sales, policy issuance, policy claims processing and customer service. This solution has been adopted by both domestic insurers and overseas insurers, such as Old Mutual Limited.

This solution provides an app that insurance agents can use to boost their careers, which is the key function under this solution. This app digitalizes the processes for policy issuance, electronic policy signing and policy claims, allowing agents to engage with their customers on these tasks anytime and anywhere. In addition, powered by agent profiling and AI training technologies, an insurance agent can recruit and train his or her own team with the help of this app. For example, this app provides templates for the recruitment interview process as well as training materials. In addition, insurance companies can refer business opportunities and agent candidates to their agents through this app. Under this solution we also provide quick-to-adopt applications, such as an intelligent identity verification tool that can assist insurers with risk management and organizational optimization. We believe that by adopting this solution, our insurance company customers can increase the productivity and retention rate of their agents and improve the effectiveness of their sales and marketing, thus driving down management cost and improving efficiency.

Gamma Platform

Our Gamma Platform consolidates an array of solutions that can be applied across a wide range of industries, including but not limited to financial service industries. These include AI customer service as well as technology infrastructure, including financial cloud. The solution modules we offer under our Gamma Platform are adaptable and scalable, and our Gamma Platform customers can adopt them to address their needs under diverse and complex business scenarios or on an incremental basis. For example, our Gamma Platform’s solutions can be adopted by our existing financial institutions customers using our integrated solutions for digital banking and digital insurance to further drive their digitalization process. Unlike our digital banking and digital insurance segment solutions, which provide integrated solutions applicable to a particular financial services vertical, our Gamma Platform offers a toolbox of separate solution modules that provide technology infrastructure and general solutions across a wide range of services scenarios.

We provide our Gamma Platform to our customers under our Gamma Voice and our Gamma FinCloud.

Gamma Voice

Our Gamma Voice Solution includes AI customer service modules that use our award-winning AI technology to support customer service functions, in particular helping our customers to reduce headcount requirements and improve efficiency at their call centers. Our AI technology allows our customers in different industries to replace their call centers’ paper-and- people-intensive processes and legacy infrastructure across a variety of business scenarios. For example, our customers can use our AI customer service’s virtual assistants module to provide online and telephone customer services, including supporting their use of chatbots to handle customer interactions that would otherwise be handled by call center workers. They can use the service’s AI phone and messaging module to support them in marketing and other functions through popular Chinese social media platforms and AI-assisted telephone communications. They can also use the service’s quality assurance module to support their post-sales follow-ups, through which financial institutions verify information and obtain customer feedback.

Gamma FinCloud

We launched our Gamma FinCloud in the second quarter of 2020.

Our customers can adopt our Gamma FinCloud on an incremental basis, which allows those entities with expensive-to-replace legacy systems to directly migrate to the cloud to securely maintain their data in an efficient setting. Our Gamma FinCloud is built in accordance with the PBOC’s Financial Cloud 500-plus security compliance requirements. It is highly scalable and can be customized and quickly combined with our financial institution customers’ existing tools, allowing them to realize needs specific to their business. Using Gamma FinCloud, our customers can also efficiently manage different types of clouds and automate and visualize their IT, operations and management processes.

Ecosystem

We have partnered with regulatory authorities and industry partners to develop a digital ecosystem to facilitate the growth and digitalization of the financial services industry. As of December 31, 2023, we had collaborated with 100 government agencies and regulators.

We also provide digitalized services to national and regional financial regulators to improve their operational intelligence and service quality. We entered into a strategic cooperation agreement with the technology department of a national regulator to help them improve regulatory efficiency with advanced technology. For example, we have established a port logistics and trade blockchain platform in cooperation with a port operator in the Guangdong-Hong Kong-Macao Greater Bay Area to connect participants in the port trade process, centralize and simplify logistics processes, enable smart operations, processes digitalization and the processes for precision monitoring and financial services. We have strategic cooperation with stock exchanges in China and Hong Kong. For example, we provided technology support in the establishment of the Hong Kong Stock Exchange’s FINI IPO settlement platform. We have also built intelligent supervision platforms for provincial and regional regulators in China to help them enhance their risk management ability and facilitate their services provided to the markets.

International Business

We have been actively exploring opportunities in overseas markets to replicate our success in China, mainly focusing on serving major local banks and insurance companies with our financial technology solutions. Since 2018, we have expanded our business overseas to cover over 185 customers in 20 countries and territories. The revenue contributed by our international business increased from 3.1% in 2021 to 4.4% in 2022 and further increased to 8.4% in 2023.

In May 2019, we were granted a virtual banking license by the Hong Kong Monetary Authority. As of December 31, 2022, this license was one of the eight virtual bank licenses that had been granted by the Hong Kong Monetary Authority. Our virtual bank, which officially began operating in September 2020, provides diverse services, including SME banking and retail banking, with the former as its the strategic focus. Upholding “Empower Your Life” as its mission, our virtual bank is committed to providing seamless and reliable financial services to customers and promoting inclusive finance in Hong Kong. We entered into a share purchase agreement to dispose our virtual bank business to Lufax Holding Ltd in November 2023. This disposal was closed on April 2, 2024.

In 2022, our subsidiary Ping An OneConnect Credit Reference Services Agency (HK) Limited has been officially named as a selected credit reference agency, or CRA, under the Multiple Credit Reference Agencies Model. Our CRA is committed to building a core credit product system through unique business scenarios and data sources, and providing comprehensive credit services for financial institutions in Hong Kong. CRA will continue to focus on product development, system construction, and continuously exploring business opportunities in the Greater Bay Area. Our CRA officially launched its business operation in April 2024.

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

In South Africa, through the strategic partnership with Old Mutual Limited, a well-known insurer globally established for more than 179 years, we have achieved sound results in expanding our market share. Such collaboration would bring a new digitalization experience for South African insurance agents, and accelerate both parties’ cooperation and development in the digitalization era.

Our Technology and Infrastructure

The success of our business depends on our technology and infrastructure, which enable us to deliver innovative and effective solutions to customers across the financial services industry. These fintech-related patent applications were mainly related to AI, big data, cloud computing and internet-of-things for the finance industry.

Artificial Intelligence

Our AI technology enables digital automation and underlies many of our solutions to reduce personnel and other expenses, while enhancing personalized service. Our AI technology is award-winning, having received 60 awards from professional and media organizations in China and abroad, including Global Innovation Awards from the Bank Administration Institution in 2018 and 2019, First Prizes in deep learning competitions hosted by Stanford University in 2018 and 2019, First Prizes in International Semantic Evaluation Competitions from Association for Computational Linguistics in 2019 and 2020, Best Data Analysis Technology in China (Risk Management) award from the Asian Banker in 2021, and the First Prize in extractive interpretable reading comprehension from the 5th Chinese Machine Reading Comprehension in 2022. Our inclusive finance AI platform has been selected as one of the major projects in the New Generation Artificial Intelligence program incubated by China’s Ministry of Science and Technology, and in 2021 it received the Wu Wenjun Artificial Intelligence Science and Technology Progress Award (Enterprise Technology Innovation Project) from the Chinese Association for Artificial Intelligence. In 2023, it was selected as one of the NIFD-DCITS Fintech Innovations Cases. Our key AI applications include:

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

Cloud

Our proprietary Gamma FinCloud has multiple data centers across China and is constructed in compliance with more than 500 standards issued by the PBOC. Our technology has been internationally recognized. For example, our Gamma FinCloud received 2022-2023 Global-Cloud-Computing-Conference Leading Brands, CAICT-TRUCS CLOUD Best Practices for Financial Industry Services in 2023. Building on this infrastructure, our solutions have the following key cloud-related features:

●	Cloud-native flexibility: Our solutions are cloud-native, as they were all created and developed for a cloud-based environment. This approach allows our customers to focus on business agility—while we undertake their IT responsibilities. Cloud-based deployment, which does not require our customers to install significant technical infrastructure, helps financial institutions, who may have limited budgets and IT capabilities, to deliver financial services that match their end-customers’ expectations for faster and more seamless digital experiences. We can also provide on-premise installations of most of our solutions for our customers if they wish us to.
●	Modular software architecture: Our modular software architecture consists of separate modules that can be combined or replaced without affecting the rest of the customer’s system. This advanced architecture gives our customers increased flexibility in adding or removing functions, and it speeds up the deployment of new capabilities, features and functionalities. Our modular software architecture is horizontally scalable, which allows our customers to easily subscribe, deploy and upgrade additional modules as their operational needs expand. Our architecture and offerings facilitate cost-effective expansion compared to on-premise solutions.
●	Reliability and availability: Our technology has built-in software and hardware redundancy. Our platform is built on distributed computing architecture so that a single point of failure does not cause the entire system to fail. Our innovative cloud received CAICT-TRUCS CLOUD Best Practices for Financial Industry Services in 2023. In 2022 and 2023, major Gamma FinCloud applications, on which our applications are hosted, had an SLA exceeding 99.99%. To support our Gamma FinCloud, we currently have multiple disaster recovery centers equipped with six-level disaster tolerance in south and east China.
●	Safety: Our cloud computing service has passed an assessment in accordance with the measures jointly promulgated by China’s CAC, the NDRC, the MIIT and the Ministry of Finance. We have also obtained the TRUCS certification, which is an authoritative cloud computing evaluation system in China. Our Gamma FinCloud has obtained ISO20000, ISO22301, ISO27001, ISO27017 and ISO27018 certifications, certifying that we meet the standards for IT service management, business continuity management, international information security, personal information protection, and software development, operation, and maintenance quality management. Our Gamma FinCloud has also obtained grade-4 security protection certification in accordance with information security protection-related regulations promulgated by Ministry of Public Security of China and three other authorities, validating it as a secure and credible cloud service provider. We continually improve and enhance our system security through routine checks and timely upgrades.

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

Research and Development

We invest significant resources in research and development, not only to support our existing business and enhance our existing solution offerings, but also to incubate new technological and business initiatives to enable us to continue to lead our competition. Our research and development capacity has been recognized by the Capability Maturity Model Integration Institution as level 5, the highest maturity level. We incurred RMB1,353.0 million, RMB1,417.7 million and RMB955.2 million (US$134.5 million) of research and development expenses in the fiscal years ended December 31, 2021, 2022 and 2023, respectively, accounting for 32.7%, 31.8% and 26.0% of our total revenues during these same respective periods.

Our experienced scientists and engineers dedicated to research and development are the source of our continued innovation. As of December 31, 2023, we had 1,359 research and development employees, representing 55.7% of our total employees. Our research and development team includes data scientists, computer scientists and software engineers.

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

As of December 31, 2023, we owned 827 registered patents in China and other countries or regions, and approximately 154 registered domain names, including our official website. As of the same date, we owned 916 copyrights and 1,154 trademarks in various categories. In addition, we had 17 trademark applications in various categories that were pending registration. We intend to pursue additional patent and other intellectual property protections, both in China and elsewhere, to the extent we believe it would be beneficial and cost-effective.

Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item.3D. — Risk Factors — Risks Relating to Our Business and Industry— We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.” In 2021, 2022 and 2023, we did not have any material disputes or any other pending legal proceedings regarding intellectual property rights with third parties.

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

In 2021, 2022 and 2023, we had not received any material claim from a third party against us alleging our infringement of any party’s right to data and privacy protection as provided by any applicable laws or regulations in the PRC or any other jurisdiction.

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

Customers

We have established significant coverage across a wide range of customers. 100% of large and joint-stock banks, 98% of city commercial banks, 66% of property and casualty insurance companies and 48% of life insurance companies in China have used at least one of our products since our inception. In addition, as of December 31, 2023, we had also served 138 overseas financial institutions and 93 government agencies and regulators. While financial institution customers are our strategic focus, our solutions can also be used by other participants in the financial service ecosystem including financial regulatory authorities that use our Regtech solution to digitalize operations such as regulatory reporting, and other participants that provide financial services such as micro-credit companies. In addition, our solutions can also be used by ecosystem participants on the platforms that we provide or build for our financial institution customers. For example, auto parts manufacturers can sell auto parts through our digital insurance service management platform that we provide to insurance companies.

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

We enjoy a strong partnership with Ping An Group, as a partner for technology development, a supplier of application scenarios for developing our solutions, and a flagship customer showcasing our capabilities. Ping An Group is our strategic partner and our most important customer and supplier. We have partnered with Ping An Group to jointly develop new technology and applications, and Ping An Group provides us support in technology infrastructure such as cloud infrastructure. Ping An Group also provides us with a diverse, reliable source of real-life application scenarios to validate and prove our technology. Many of our customer insights and innovative solutions are first initiated and tested within the Ping An Group ecosystem. Our strategic partnership with Ping An Group has contributed to our growth significantly since our initial business operations.

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

We have also entered into a series of agreements with certain subsidiaries and associates of Ping An Group in connection with IP licensing, property leasing, financial services, and provision and purchases of services and products. The payments under these property leasing, services and products agreements are based on arm’s-length pricing.

Ping An Group is also our principal shareholder. The total Shares held by Ping An Group, through both Bo Yu and Ping An Overseas, was 32.12% of our ordinary shares as of March 31, 2024 based on the number of shares reported in their beneficial ownership filing on February 13, 2023. When exercising its rights as our shareholder, Ping An Group may take into account not only the interests of our Company and our other shareholders but also its own interests, the interests of its public shareholders and the interests of its other affiliates. The interests of our Company and our other shareholders may conflict with the interests of Ping An Group and its public shareholders and other affiliates. For additional information about the risks in connection with our relationship with Ping An Group, see “Item 3. Key Information — D. Risk Factors—Risks Relating to our Business and Industry—Ping An Group is one of our principal shareholders, our strategic partner, our most important customer and our largest supplier. If our relationship with Ping An Group deteriorates, or if Ping An Group significantly reduces purchasing from or cooperating with us, our results of operations, business and growth could be materially and adversely affected.”

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

Regulations Relating to Foreign Investment

The establishment, operation and management of corporate entities in the PRC, including foreign-invested companies, are subject to the Company Law of the PRC, or the Company Law, which was issued by the Standing Committee of the National People’s Congress, or the NPC Standing Committee, on December 29, 1993 and took effect on July 1, 1994. It was last amended on December 29, 2023. Unless otherwise provided in the PRC’s foreign investment laws, the provisions of the Company Law shall prevail.

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

Regulations on Foreign Investment in the Value-Added Telecommunications Industry

Foreign direct investment in telecommunications companies in China is governed by the Administrative Rules on Foreign-invested Telecommunications Enterprises, or the FITE Regulations, which was issued by the State Council on December 11, 2001 and last amended on March 29, 2022. Under the FITE Regulations, a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China shall not exceed 50%. However, under the Circular on Loosening the Restriction on Foreign Shareholdings in Online Data Processing and Transaction Processing Business (for E-commerce), or Circular 196, issued by MIIT on June 19, 2015, foreign investors may hold up to 100% of all equity interest in an online data processing and transaction processing business operating e-commerce in China, while other requirements provided by the FITE Regulations shall still apply. Apart from e-commerce, the 2021 Negative List also provides that foreign investors may hold 100% equity interest in domestic multiparty communications, data collection and transmission services and call centers. The MIIT’s Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, issued on July 13, 2006, requires foreign investors to set up foreign-invested enterprises and obtain a license for value-added telecommunications services. It prohibits domestic companies holding value-added telecommunications services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct this type of businesses in China.

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

On February 22, 2023, the CAC issued the Measures for Standard Contract for Outbound Data Transfer of Personal Information, effective on June 1, 2023. The measures provide a transitional period of six months from the effective date for companies to take necessary measures to comply with the requirements. According to the measures, where a personal information processor provides personal information abroad by concluding a standard contract, the contract should be concluded align with the standard form contract. The measures further provide that personal information processors may agree on other terms with overseas recipients, but they should not conflict with the standard contract. According to the measures, the personal information processor should file the standard contract with local provincial network information department and submit the standard contract and personal information protection impact assessment report for record within ten working days from the effective date of the standard contract.

On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows, effective on March 22, 2024. The provisions provide that no data cross-border compliance declaration is required under any of the following circumstances that: (i) it is necessary to provide personal information abroad for the purpose of concluding or performing a contract to which an individual concerned is a party, such as cross-border shopping, cross-border delivery, cross-border remittance, cross-border payment, cross-border account opening, air ticket and hotel reservation, visa handling and examination services; (ii) it is necessary to provide employees’ personal information abroad for the purpose of conducting cross-border human resources management in accordance with the employment rules and regulations, collective contracts, which are in compliance with the laws; (iii) it is necessary to provide personal information abroad in an emergency to protect the life, health and property safety of individuals; (iv) a data handler other than a critical information infrastructure operator provides abroad the personal information (excluding sensitive personal information) of no more than 100,000 people accumulatively as of January 1 of the current year.

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

Under the Interim Measures, the establishment of management institutions of private funds and the formation of private funds are not subject to administrative examination and approvals. However, fund managers are subject to a maximum number of qualified investor limits, required to register with the AMAC and must comply with its record keeping and filing requirements, in particular the Measures for the Registration and Filing of Private Investment Fund issued by AMAC on February 24, 2023 that took effect on May 1, 2023.

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

Regulations on Patent Law

Patents in the PRC are mainly protected under the Patent Law of the PRC, or the Patent Law, which was issued by the NPC Standing Committee on March 12, 1984 and last amended on October 17, 2020, and such amendment became effective on June 1, 2021, and its implementation rules, which were promulgated by the State Council of the PRC on December 21, 1992 and last amended on December 11, 2023. The Patent Law and its implementation rules provide for three types of patents: “invention,” “utility model” and “design.” “Invention” refers to any new technical solution relating to a product, a process or improvement thereof; “utility model” refers to any new technical solution relating to the shape, structure, or their combination, of a product, which is suitable for practical use; and “design” refers to any new design of the shape, pattern, color or the combination of any two of them, of a product, that creates an aesthetic feeling and is suitable for industrial application. Invention patents are valid for 20 years, while design patents and utility model patents are valid for 10 years, each calculated from the date of application. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

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

The Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign Invested Enterprises, or SAFE Circular 19, was issued by SAFE on March 30, 2015 and took effect on June 1, 2015, and was most recently amended on March 23, 2023, further expanding the extent of convertibility under direct investment. SAFE Circular 19 stipulates that the use of capital funds and exchange settlement funds by foreign-invested enterprises will be subject to foreign exchange management regulations and the implementation of negative list management.

On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or SAFE Circular 16, which was amended on December 4, 2023. SAFE Circular 16 unifies the Discretional Foreign Exchange Settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to foreign exchange capital in the capital account that has been confirmed by the relevant policies subject to the Discretional Foreign Exchange Settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) and which can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19, or SAFE Circular 16, could result in administrative penalties under the Regulations of the People’s Republic of China on Foreign Exchange Control and relevant provisions.

Furthermore, SAFE Circular 16 stipulates that the use of foreign exchange income of capital accounts of foreign-invested enterprises must follow the principles of authenticity and self-use within the business scope of enterprises. Foreign exchange income of capital accounts and capital in Renminbi obtained by foreign-invested enterprises from foreign exchange settlement may not be directly or indirectly used for the following purposes: (i) payment outside of the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) investment in securities or financial schemes other than wealth management products and structured deposits with risk rating results of not higher than Grade II unless otherwise provided by relevant laws and regulations; (iii) granting loans to non-connected enterprises, unless otherwise permitted by its business scope; and (iv) purchase of real estate that is not for self-use (except for enterprises engaged in real estate development and management or real estate leasing).

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

On October 23, 2019, the SAFE issued the SAFE Circular 28. The SAFE Circular 28 cancels the restrictions on the domestic equity investment with capital of non-investment foreign-invested enterprises, including the capital obtained from foreign exchange settlement. Such investments should be real and should be in compliance with the relevant laws, regulations and rules, including the provisions of the 2021 Negative List. In addition, the SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

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

Regulation on Outbound Direct Investment

On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments by Enterprises, or NDRC Order No.11, which took effect on March 1, 2018. According to NDRC Order No.11, non-sensitive overseas investment projects are required to make record filings with the local branch of the NDRC. On September 6, 2014, MOFCOM promulgated the Administrative Measures on Overseas Investments, which took effect on October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries must make record filings with a local branch of MOFCOM. The Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment was issued by SAFE on November 19, 2012 and amended on May 4, 2015 and December 30, 2019, under which PRC enterprises must register for overseas direct investment with local banks. The shareholders or beneficial owners who are PRC entities are required to be in compliance with the related overseas investment regulations. If they fail to complete the filings or registrations required by overseas direct investment regulations, the relevant authority may order them to suspend or cease the implementation of such investment and make corrections within a specified time.

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

OneConnect Financial Technology Co., Ltd. (Cayman)
100%
Jin Rong Tong Limited (BVI)
100%
OneConnect Financial Technology (Hong Kong) Co., Limited
Jin Huang Cheng Limited (BVI)
OneConnect Financial Technology (Singapore) Co., Pte. Ltd.
10%
90%
PT OneConnect Financial Technology Indonesia
OneConnect Smart Technology Co. Ltd. (Abu Dhabi)
OneConnect Smart Technology (Malaysia) Sdn. Bhd.
99.99%
OneConnect Smart Technology Philippines, Inc.
Jin Tai Yuan Limited (BVI)
Jin Cheng Long Limited (HK)
Jin Xin Tong Limited (BVI)
PingAn OneConnect Credit Reference Services Agency (Hong Kong) Limited
View Foundation International Limited (HK)
Offshore
Onshore
Shanghai OneConnect Financial Technology Co. Ltd.
OneConnect Smart Technology Co. Ltd. (Shenzhen)(1)
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
Beijing BER Technology Development Co., Ltd.
Shenzhen OneConnect Digital Technology Co., Ltd.
Beijing OneConnect Digital Finance Technology Co. Ltd.
51.67%
Beijing Vantage Point Technology Co., Ltd.
Nanjing Vantage Point Software Technology Co., Ltd.
51%
Shenzhen OneConnect Information Technology Service Co., Ltd
Shenzhen Digital Certificate Authority Center Co., Ltd(2)
Shenzhen OneConnect Cloud Technology Co., Ltd.
Equity interest
Contractual arrangement

Notes:

(1)	The shareholders of Shenzhen OneConnect are Shenzhen Ping An Financial Technology Consulting Co., Ltd., or Ping An Financial Technology; Shanghai Jin Ning Sheng Enterprise Management Limited Partnership, or Shanghai Jin Ning Sheng; Shenzhen Lanxin Enterprise Management Co., Ltd., or Shenzhen Lanxin; and Urumqi Guang Feng Qi Investments Limited Partnership, or Guang Feng Qi, which hold 44.3%, 7.35%, 22.2% and 26.15% equity interest in Shenzhen OneConnect, respectively.
(2)	Shanghai Jinlinlin Enterprise Management Partnership, which holds 98.9% equity interest in Shenzhen Digital Certificate Authority Center Co., Ltd, or Shenzhen CA, has entered into contractual arrangements with Zhang Tong Shun (Guangzhou) Technology Co., Ltd., or Zhang Tong Shun, and Shenzhen CA that allow Zhang Tong Shun to exercise effective control over the business operation of Shenzhen CA and enjoy the relevant economic interests derived from it.

Contractual Arrangements

Contractual Arrangements with Shenzhen OneConnect and Shenzhen OneConnect Shareholders

Foreign ownership of companies that engage in value-added telecommunication services is subject to certain restrictions under Chinese laws and regulations. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interest in a value-added telecommunication service provider other than an e-commerce service provider, a domestic multi-party communications service provider, a data collection and transmission service provider or a call center. We are an exempted company incorporated in the Cayman Islands, and our subsidiary Shenzhen OneConnect Technology is considered a foreign-invested enterprise. To comply with the Chinese laws and regulations described above, we primarily conduct our business in China through Shenzhen OneConnect, and its subsidiaries in China, based on a series of contractual arrangements.

The following is a summary of the contractual arrangements made by Shenzhen OneConnect Technology, Shenzhen OneConnect, the shareholders of Shenzhen OneConnect, as well as the shareholders of the direct shareholders of Shenzhen OneConnect, who we refer to as the Indirect Shareholders, and together with the direct shareholders of Shenzhen OneConnect, the Shenzhen OneConnect Shareholders.

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

Based on the above, our PRC legal counsel, Haiwen& Partners, is of the opinion that:

●	the ownership structure of (i) Shenzhen OneConnect Technology and Shenzhen OneConnect, and (ii) Zhang Tong Shun and Shenzhen CA does not violate applicable PRC laws and regulations currently in effect; and
●	each of the Contractual Arrangements is valid, legal and binding for Shenzhen OneConnect Technology, Zhang Tong Shun, Shenzhen OneConnect and its direct shareholders, Shenzhen CA and its direct shareholders where applicable under PRC laws, except that (i) the circumstance where, in respect of the contractual arrangements binding Shenzhen CA, the minority shareholders of Shenzhen CA which are not parties to the contractual arrangements may not have the requisite power and authority to execute, deliver or perform the written confirmation in relation to the contractual arrangements binding Shenzhen CA or may not obey such confirmation, (ii) the Contractual Arrangements provide that the arbitral body may award interim remedies over the shares and/or assets of the VIEs, injunctive relief (e.g. for the conduct of business or to compel the transfer of assets) and/or order the winding up of the VIEs, and that courts of Hong Kong, the Cayman Islands (being the place of incorporation of our Company) and the PRC (being the place of incorporation of the VIEs) also have jurisdiction for the grant and/or enforcement of arbitral award and interim remedies against the shares and/or assets of the VIEs, while under PRC laws, an arbitral body has no power to grant injunctive relief and may not directly issue a provisional or final liquidation order for the purpose of protecting assets of or equity interests in the VIEs in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in China, and (iii) in the event of a mandatory liquidation, the provisions regarding the sale of the assets of VIEs to WFOEs at the lowest price, the waiver of the payment from WFOEs and the payment from VIEs to WFOEs may not be enforceable.

However, the interpretation and application of current and future PRC laws, regulations and rules are evolving and subject to change. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures such as ours will be adopted or if adopted, what they would provide. If the PRC regulatory authority finds that the agreements that establish the structure for the operation of Shenzhen OneConnect and Shenzhen CA do not comply with PRC regulatory authority restrictions on foreign investment in our businesses, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC regulatory authority finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these laws and regulations or their interpretations change, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—The interpretation and enforcement of PRC laws and regulations are evolving and subject to change, which could limit the legal protections available to you and us” for more details.

D. Property, Plants and Equipment

We do not own any properties. Our corporate headquarters are located at 21/24F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong Province, PRC. We also have offices in the Hong Kong SAR, Shenzhen, Shanghai, Beijing and Chengdu in China, Singapore, and Jakarta, Indonesia. These facilities have an aggregate of over 26,000 square meters and currently accommodate our management, research and development, sales and marketing, as well as general and administrative activities.

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

A. Operating Results

Overview

We are a technology-as-a-service provider for the financial services industry in China with an expanding international presence. We provide software to various players in the financial services industry, and in return collect both upfront implementation and ongoing transaction-based fees. Our technology solutions address the significant technology spending need of financial institutions that are seeking to expedite their digital transformation and ensure their sustainability. We believe “technology + business” is our key competitive advantage and a driving force of how we continue to win and engage with our customers. By integrating our extensive financial industry expertise with technology tailored to the industry’s needs, we simplify the digitalization process of our customers by not only providing proven solutions, but also enabling our customers to apply technologies in complex business scenarios. This approach enables our customers to improve efficiency, enhance service quality, reduce costs and mitigate risks. 100% of large and joint-stock banks, 98% of city commercial banks, 66% of property and casualty insurance companies and 48% of life insurance companies in China have used at least one of our products since our inception. In addition to financial institutions, our clients also include other service providers in the financial services industry.

We established our initial operations as the financial technology solution arm of Ping An Group. Since the end of 2015, we started to operate as a separate company in Ping An Group until November 29, 2017 when we ceased to be consolidated with Ping An Group. We continue to enjoy a strong relationship with Ping An Group, as a partner for technology development, a supplier of application scenarios for developing our products, and a flagship customer showcasing our capabilities. Our strategic partnership with Ping An Group has contributed to our growth significantly since our initial business operations.

Our revenue model is primarily transaction-based. This revenue model allows us to grow with our customers as their businesses utilize and benefit from our solutions, which further incentivizes us to create additional, more integrated solutions to fit their broader business needs, and ultimately forms a highly resilient, long-term business partnership. In 2022 and 2023, 78.3% and 73.3% of our revenue, respectively, was transaction-based revenue from technology solutions. We believe that growing our customer base and increasing customer engagement are crucial to monetizing our business and thus increasing revenues and achieving profitability. Starting from 2021, we have shifted our customer development strategy from primarily expanding customer base to deepening customer engagement, including through focusing on those who tend to have more sizable and stable demand for our solutions and therefore, have more potential to become premium plus customers. To better serve these customers, we also upgraded our product structure from single-module products to more comprehensive, integrated solutions encompassing sales management, risk management and operation support services.

We have achieved significant growth in our client base and revenues since our inception. Our revenue grew by 8.0% from RMB4,132.4 million in 2021 to RMB4,464.0 million in 2022, and decreased by 17.8% to RMB3,667.5 million (US$516.6 million) in 2023.

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

Our Ability to Expand Premium (in particular Premium-Plus) Customer Base and Deepen Our Customer Engagement

Our growth depends on our ability to expand and deepen customer engagement. As our market awareness increased and product portfolio expanded, starting from 2021, we shifted our customer development strategy from primarily expanding customer base to focusing on retaining and expanding premium-plus customers base, and deepening our customer engagement. We had 212, 221 and 208 non-Ping An Group customers that have reached the RMB1,000,000 revenue threshold, which we categorized as premium-plus customer, in 2021, 2022 and 2023, respectively. The number of premium-plus customer decreased from 2022 to 2023 because we optimized our business model and proactively reduced our low-value business. We believe expanding our premium-plus customer base will support higher quality, more sustainable growth.

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

We have provided a number of products and services to Ping An Group. We expect Ping An Group and its associates will continue to be our most important customers, although we may be less reliant on their revenue contributions over time. Our strategic partnership with Ping An Group has contributed to our growth significantly since our initial business operations. However, any decision from Ping An Group to reduce or cease procurement and adoption of our services will materially and adversely affect our business, financial results and operations. For additional information about the risks in connection with our relationship with Ping An Group, see “Item 3. Key Information — D. Risk Factors—Risks Relating to our Business and Industry—Ping An Group is one of our principal shareholders, our strategic partner, our most important customer and our largest supplier. If our relationship with Ping An Group deteriorates, or if Ping An Group significantly reduces purchasing from or cooperating with us, our results of operations, business and growth could be materially and adversely affected.”

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

The following tables set forth our number of customers and their revenue contribution for the respective periods:

	For the year ended December 31,
	2021			2022				2023
			Average			Average	Net				Average	Net
	Number of	Revenue	Revenue	Number of	Revenue	Revenue	Expansion	Number of	Revenue		Revenue	Expansion
	customers(5)	RMB	Per Customer	customers(5)	RMB	Per Customer	Rate	customers(5)	RMB	US$	Per Customer	Rate

	(in millions)			(in millions)			(in percentage)	(in millions)				(in percentage)
Ping An Group(1)	N/A	2,316.7	2,316.7	N/A	2,526.7	2,526.7	N/A	N/A	2,091.0	294.5	2,091.0	N/A
Premium Customers(2)(3)	796	1,746.5	2.2	649	1,798.4	2.8	81	599	1,404.3	197.8	2.3	66
Premium-Plus Customers(2)(4)	212	1,564.5	7.4	221	1,671.6	7.6	82	208	1,288.8	181.5	6.2	64

Notes:

(1)

Includes 37, 40 and 35 legal entities in Ping An Group in 2021, 2022 and 2023, respectively. We treat Ping An Group and its subsidiaries as a single customer because they are consolidated subsidiaries of Ping An Insurance (Group) Company of China, Ltd. Please see Note 36(c) of the audited consolidated financial statements included elsewhere in this annual report.

(2)

Includes Lufax Group, see Note 6.2(a) to our audited consolidated financial statements included elsewhere in this annual report. In 2021, 2022 and 2023, it includes nil, nil and nil in relation to the lending solutions we provided to third party customers that we had direct contracts with, and provided direct services to, where payments for these services were made through contractual arrangements that we have with others, including Ping An Group. Please see Note 36(c) of the audited consolidated financial statements included elsewhere in this annual report. There is no overlap in the number of customers and their respective revenue contributions between “Ping An Group” and “Premium customers” as a result of these arrangements.

(3)

The net change in the number of premium customers from 2021 to 2022 was from 242 newly qualified premium customers and 389 disqualified premium customers in 2022. The net change in the number of premium customers from 2022 to 2023 was from 255 newly qualified premium customers and 305 disqualified premium customers in 2023.

(4)

The net change in the number of premium-plus customers from 2021 to 2022 was from 92 newly qualified premium-plus customers and 83 disqualified premium-plus customers in 2022. The net change in the number of premium-plus customers from 2022 to 2023 was from 75 newly qualified premium-plus customers and 88 disqualified premium-plus customers in 2023.

(5)	We treat legal entities within the same corporate group as one customer (to the extent we are aware of such relationship).

The following table sets forth a breakdown of our premium customers by Ping An Group related parties and independent customers in the respective periods:

	For the year ended December 31,
	2021			2022			2023

	Number of	Revenue	Average	Number of	Revenue	Average	Number of	Revenue		Average
	customers	RMB	revenue	customers	RMB	revenue	customers	RMB	US$	revenue

	(in millions)			(in millions)			(in millions)
Ping An Group related parties	5	451.1	90.2	8	495.1	61.9	6	308.8	43.5	51.5
Independent Customers	791	1,295.4	1.6	641	1,303.3	2.0	593	1,095.5	154.3	1.8

Revenue Per Premium Customer

We view non-Ping An Group customers that have contributed revenue of at least RMB100,000 since the beginning of the applicable fiscal year as our premium customers. Our premium customers contributed to a substantial portion of our total revenue. We use revenue per premium or premium-plus customer (consisting of both newly added premium or premium-plus customers and existing premium or premium-plus customers) to evaluate their respective expansion. Our revenue is primarily transaction-based and highly correlates to customer usage or transaction volume. Once a customer adopts our software, we continue to cross-sell and up-sell our other products, including infrastructure products to increase customer stickiness and promote the growth of transaction volume, from which we charge transaction-based fees. As a result of these efforts, our customers tend to increase their transaction volume and usage of our products, and therefore generate higher revenue the longer they stay with us. Therefore, mature premium and premium-plus customers tend to have higher usage and transaction volume and generate higher revenue than new premium and premium-plus customers. For the purpose of depicting customer revenue contribution trend from ground zero, these customers had zero revenue prior to qualification. The change of composition of premium and premium-plus customers may result in volatilities in revenue per premium and premium-plus customer.

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

As we proactively reduced our low-value business, our revenue per premium customer decreased to RMB2.3 million in 2023, compared with RMB2.8 million in 2022.

Revenue Per Premium-Plus Customer

We view customers with revenue contribution of at least RMB1,000,000 since the beginning of the applicable fiscal year as our premium-plus customers. Since 2021, we have started to focus on the development of and deepening of relationship with premium-plus customers, including by converting existing premium customers, as we believe they tend to have more sizable and stable demand for our solutions. The number of premium-plus customer decreased by 5.9% from 221 in 2022 to 208 in 2023, because we optimized our business model and proactively reduced our low-value business.

Revenue per premium-plus customer increased from RMB7.4  million in 2021 to RMB7.6 million 2022, and decreased to RMB6.2 million in 2023, as we proactively reduced our low-value business.

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

Revenue from Third-Party Customer as a Percentage of Total Revenue

We have continued to seek diversification of revenue and customers base. We use revenue from third-party customers, which refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period, as a percentage of our total revenue, to measure our customer diversification. Our revenue from third-party customers increased by 6.5% from RMB1,387.6 million in 2021 to RMB1,477.9 million in 2022, and decreased by 11.5% to RMB1,307.4 million (US$184.1 million) in 2023. Our revenue from third-party customers as a percentage of total revenue decreased from 33.6% in 2021 to 33.1% in 2022 and increased to 35.6 % in 2023. Our revenue from third-party customers as a percentage of total revenue decreased from 2021 to 2022 as a result of our launch of the Gamma FinCloud in the second quarter of 2020 for which Ping An Group is our largest customer; transition regarding our customer focus since 2021 where we started to place a greater focus on medium and large-sized financial institutions and terminated services with certain smaller customers; change in product portfolio to phase out certain low-value products and the macro impact of COVID-19. Our revenue from third-party customers as a percentage of total revenue increased from 2022 to 2023 due to the optimization of our revenue structure.

Net Expansion Rate

We use net expansion rate to evaluate the retention and expansion of our customer relationships on a year-on-year basis for our premium customers and premium-plus customers. Net expansion rate in a given year (the “current” year) for premium customers in the preceding year (the “base” year) is calculated as the ratio between (i) the revenue contribution from premium customers in the current year who are also our premium customers in the base year, and (ii) the total revenue contribution from premium customers in the base year, expressed as a percentage. Net expansion rate in a given year (the “current” year) for premium-plus customers in the preceding year (the “base” year) is calculated as the ratio between (i) the revenue contribution from premium-plus customers in the current year who are also our premium-plus customers in the base year, and (ii) the total revenue contribution from premium-plus customers in the base year, expressed as a percentage. Our net expansion rate in 2022 for 2021 premium customers was 81%. Our net expansion rate in 2023 for 2022 premium customers decreased to 66%. Our net expansion rate in 2022 for 2021 premium-plus customers was 82%. Our net expansion rate in 2023 for 2022 premium-plus customers decreased to 64%. The decrease of net expansion rate in 2023 and 2022 for both our premium customers and premium-plus customers was due to the sluggish demands from our customers amid and post the pandemic, such as less usage volume of our intelligent auto insurance solution. Our net expansion rate for premium customers and premium-plus was less than 100% in these periods as we continued to optimize our product portfolio to phase out low-value products and proactively respond to changing regulatory environment. As we continue to deepen customer engagement with premium-plus customers, we expect that their net expansion rate will increase.

Disposal of Our Virtual Bank

On November 13, 2023, we entered into a share purchase agreement with Lufax Holding Ltd, and PAOB, an indirectly wholly-owned subsidiary of us incorporated in Hong Kong with limited liability, for the disposal of our virtual bank business at a consideration of HK$933 million in cash (the “Disposal”). This Disposal was closed on April 2, 2024, since then, our virtual bank business is no longer consolidated into our financial statements, which is expected to affect our financials going forward significantly.

Financial Key Performance Indicators

Revenue

The following table sets forth a breakdown of our revenue by segments for the years indicated:

	For the Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Technology Solutions Segment(1)
Implementation	733,648	861,820	834,620	117,554
Transaction based and support revenue
- Operation support services	1,097,719	1,140,727	861,056	121,277
- Business origination services	450,597	383,723	132,112	18,608
- Risk management services	534,071	414,849	320,462	45,136
- Cloud services platform	1,050,179	1,315,819	1,245,952	175,489
- Post-implementation support services	49,447	50,983	52,012	7,326
- Others	182,376	189,541	75,377	10,617
Subtotal	4,098,037	4,357,462	3,521,591	496,006

Virtual Bank Business
Interest and commission	34,320	106,540	145,917	20,552

Total	4,132,357	4,464,002	3,667,508	516,558

Notes:

(1)	Intersegment eliminations and adjustments are included under technology solutions segment.

Technology Solutions Segment

Our revenue from the technology solutions segment consists of implementation revenue and transaction-based and support services revenue.

Implementation Revenue

Our implementation revenue primarily consists of revenue from customer-specific software development or customization services provided to our customers for the use of our platform through either cloud offerings or in the on-premise IT environment.

Transaction-Based and Support Services Revenue

Our revenue from transaction-based and support services consists of (i) revenue from business origination services, which primarily include business origination modules under digital banking solution, (ii) revenue from risk management services, which primarily include digital credit management solution under digital banking solution and anti-fraud and intelligent fast claim function under digital insurance solution, (iii) revenue from operation support services, which primarily include AI customer services and roadside assistance management modules under digital insurance solution, (iv) revenue from cloud services platforms, which represent our Gamma FinCloud launched in 2020, (v) revenue from post-implementation support services, and (vi) revenue from other services, which primarily include service management platform under digital insurance solution.

Virtual Bank Business Segment

Our revenue from virtual bank business primarily consists of our interest income from our lending business of our virtual bank and fees and commission from our banking operations. We entered into a share purchase agreement to dispose our virtual bank business to Lufax Holding Ltd in November 2023. This disposal was closed on April 2, 2024, since then, our virtual bank business is no longer consolidated into our financial statements.

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

The following table sets forth the breakdown of cost of revenue by nature for the years presented:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Employee benefit expenses(1)	370,445	417,638	527,601	74,311
Technology service fee	1,177,529	1,310,724	1,059,356	149,207
Technology service fee—business service fees(2)	878,099	1,086,937	759,492	106,972
Technology service fee—labor related costs(1)	299,430	223,787	299,864	42,235
Business origination fee(2)	276,966	251,377	53,419	7,524
Outsourcing labor costs	331,383	437,217	365,237	51,442
Outsourcing labor costs-business service fees(2)	331,383	255,279	151,316	21,312
Outsourcing labor costs-labor related costs(1)	—	181,938	213,921	30,130
Other costs(2)(3)	238,344	262,814	191,232	26,934
Amortization of intangible assets(4)	297,406	146,466	114,511	16,129
Amortization of internally developed application and platform relating to revenue generation	190,503	110,801	73,736	10,386
Amortization of acquired software and other intangible assets	106,903	35,665	40,775	5,743
Depreciation of property and equipment	3,633	2,750	6,747	950
Total	2,695,706	2,828,986	2,318,103	326,497

Notes:

(1)	Under labor related costs.
(2)	Under business service fees.

(3)	Include traveling expenses associated with revenue generation, costs of revenue associated with virtual bank operation, and others including inventory cost for sales of products and payment handling fees paid to third-party payment companies for transaction-based and support services provided to our customers. Include cost of revenue of virtual bank business totaled RMB19.9 million, RMB30.1 million and RMB91.1 million (US$12.8 million) in 2021, 2022 and 2023, respectively.
(4)	Include cost of revenue of virtual bank business totaled RMB18.5 million, RMB26.6 million and RMB30.4 million (US$4.3 million) in 2021, 2022 and 2023, respectively.

Gross Profit and Gross Profit Margin

Our gross profit increased by 13.8% from RMB1,436.7 million in 2021 to RMB1,635.0 million in 2022, and decreased by 17.5% to RMB1,349.4 million (US$190.1 million) in 2023. Our gross profit margin increased from 34.8% in 2021 to 36.6% in 2022, primarily due to on-going product standardization efforts . Our gross profit margin increased from 36.6% in 2022 to 36.8% in 2023, primarily due to our on-going product standardization efforts.

Operating Expenses

Research and Development Expenses

Our research and development expenses primarily consist of technology service fee we pay for outsourced technology services in relation to our cloud and IT infrastructure, employee benefit expenses relating to our research and development employees, and amortization of intangible assets. For a detailed breakdown of our research and development expenses by nature, please refer to Note 7 to our audited consolidated financial statements included elsewhere in this annual report.

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of employee benefit expenses. Employee benefit expenses recognized in selling and marketing expenses mainly include wages, salaries and other benefits of employees from our sales and marketing functions. Such employee benefit expenses were RMB369.9 million, RMB325.3 million and RMB200.5 million (US$28.2 million) in 2021, 2022 and 2023, respectively, representing the majority of our selling and marketing expenses for the same periods.

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

General and Administrative Expenses

Our general and administrative expenses primarily include employee benefit expenses and depreciation of property and equipment. Employee benefit expenses recognized in general and administrative expenses mainly include wages, salaries and other benefits of our general management and back office employees. Employee benefit expenses were RMB419.6 million, RMB409.6 million and RMB227.1 million (US$32.0 million) in 2021, 2022 and 2023, respectively, representing the largest expenses in our general and administrative expenses for the same periods. Depreciation of property and equipment recognized in general and administrative expenses mainly represents depreciation of properties and equipment which are for general and administrative use. Depreciation of property and equipment was RMB116.6 million, RMB97.6 million and RMB56.8 million (US$8.0 million) in 2021, 2022 and 2023, respectively.

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

Non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS Accounting Standards, and may be different from similarly-titled non-IFRS measures used by other companies.

Whenever we use a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS Accounting Standards. Investors are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures.

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

The table below sets forth a reconciliation of our gross profit to non-IFRS gross profit and non-IPRS gross profit margin for the periods indicated:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands, except for )%
Reconciliation
Gross profit	1,436,651	1,635,016	1,349,405	190,060
Non-IFRS adjustment:
Amortization of intangible assets recognized in cost of revenue	297,406	152,837	118,359	16,671
Depreciation of property and equipment recognized in cost of revenue	3,633	2,750	6,747	950
Share-based compensation expenses recognized in cost of revenue	935	—	3,233	455
Non-IFRS gross profit	1,738,625	1,790,603	1,477,744	208,136
Non-IFRS gross profit margin	42.1%	40.1%	40.3%	40.3%

Our non-IFRS gross profit margin decreased from 42.1% in 2021 to 40.1% in 2022, primarily due to changes in the mix of solutions and delay of certain projects which was mainly caused by the pandemic. Our non-IFRS gross profit margin increased to 40.3% in 2023, primarily due to our on-going product standardization efforts.

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

Indonesia

The income tax provision in respect of our operations in Indonesia was calculated at the tax rate of 22% on the taxable profits for the year ended December 31, 2022 and 2023.

Singapore

The income tax provision in respect of our operations in Singapore was calculated at the tax rate of 17% on the taxable profits during the periods presented, based on the existing legislation, interpretations and practices. No Singapore profits tax was provided for as there was no estimated taxable profits that was subject to Singapore profits tax during the years ended December 31, 2021, 2022 and 2023.

Malaysia

The Malaysia income tax rate is 24%. No Malaysia profits tax was provided for as there was no estimated taxable profit that was subject to Malaysia profits tax during the years ended December 31, 2021, 2022 and 2023.

Philippines

The Philippines income tax rate is 25%. No Philippines profits tax was provided for as there was no estimated taxable profit that was subject to Philippines profits tax during the years ended December 31, 2021, 2022 and 2023.

China

For our operations in the PRC, we are subject to a general PRC corporate income tax rate of 25%. Five of our consolidated operating entities, Shenzhen OneConnect, Vantage Point Technology, Beijing BER, OneConnect Cloud Technology and Shenzhen CA are qualified as high and new technology enterprises and accordingly are entitled to a reduced income tax rate of 15%.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%. If our intermediary holding companies in Hong Kong satisfy all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and its protocols and receive approval from the relevant tax authority, then dividends paid to them by our wholly foreign-owned subsidiaries in China will be subject to a withholding tax rate of 5% instead. Effective from November 1, 2015, the above-mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.

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

	Year ended December 31,
	2021		2022		2023

	(in thousands, except %)
		% of		% of			% of
	RMB	revenue	RMB	revenue	RMB	US$	revenue
Revenue	4,132,357	100.0	4,464,002	100.0	3,667,508	516,558	100.0
Cost of revenue(1)	(2,695,706)	(65.2)	(2,828,986)	(63.4)	(2,318,103)	(326,498)	(63.2)
Gross profit	1,436,651	34.8	1,635,016	36.6	1,349,405	190,060	36.8
Research and development costs incurred	(1,415,305)	(34.2)	(1,462,641)	(32.8)	(976,910)	(137,595)	(26.6)
Less: capitalized	62,287	1.5	44,950	1.0	21,709	3,058	0.6
Research and development expenses(1)	(1,353,018)	(32.7)	(1,417,691)	(31.8)	(955,201)	(134,537)	(26.0)
Selling and marketing expenses(1)	(588,380)	(14.2)	(411,356)	(9.2)	(275,351)	(38,782)	(7.5)
General and administrative expenses(1)	(841,685)	(20.4)	(824,711)	(18.5)	(504,970)	(71,124)	(13.8)
Net impairment losses on financial and contract assets	(72,229)	(1.7)	(33,639)	(0.8)	(53,950)	(7,599)	(1.5)
Other income, gains or loss-net	13,921	0.3	70,818	1.6	71,855	10,121	(2.0)
Operating loss	(1,404,740)	(34.0)	(981,563)	(22.0)	(368,212)	(51,862)	(10.0)
Finance income	28,823	0.7	14,709	0.3	29,580	4,166	(0.8)
Finance costs	(76,637)	(1.9)	(37,173)	(0.8)	(20,532)	(2,892)	(0.6)
Finance (costs)/income-net	(47,814)	(1.2)	(22,464)	(0.5)	9,048	1,274	0.2
Share of gain of associate and joint venture-net	9,946	0.2	24,852	0.6	4,607	649	0.1
Impairment charges on associates	—	—	(10,998)	(0.2)	(7,157)	(1,008)	(0.2)
Loss before income tax	(1,442,608)	(34.9)	(990,173)	(22.2)	(361,714)	(50,946)	(9.9)
Income tax benefit/ (expense)	112,095	2.7	62,147	1.4	(9,762)	(1,375)	(0.3)
Loss for the year	(1,330,513)	(32.2)	(928,026)	(20.8)	(371,476)	(52,321)	(10.1)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenue	935	—	3,233	455
Research and development expenses	5,185	—	2,975	419
Selling and marketing expenses	2,854	1,002	1,938	273
General and administrative expenses	16,435	12,359	6,351	895
Total	25,409	13,361	14,497	2,042

Segment Information

The table below sets forth certain financial information of our operating segments for the years indicated:

	For the Year Ended December 31, 2021
			Intersegment
	Virtual Bank	Technology	eliminations &
	Business	Solutions	adjustments	Consolidated

	(RMB in thousands)
Revenue	34,320	4,098,734	(697)	4,132,357
Cost of revenue	(37,748)	(2,658,655)	697	(2,695,706)
Gross profit	(3,428)	1,440,079	—	1,436,651

Research and development expenses	(33,192)	(1,319,826)	—	(1,353,018)
Selling and marketing expenses	(38,042)	(550,338)	—	(588,380)
General and administrative expenses	(99,796)	(741,889)	—	(841,685)
Net impairment losses on financial and contract assets	(1,250)	(70,979)	—	(72,229)
Other income, gains or loss-net	91	13,830	—	13,921
Operating loss	(175,617)	(1,229,123)	—	(1,404,740)

	For the Year Ended December 31, 2022
			Intersegment
	Virtual Bank	Technology	eliminations &
	Business	Solutions	adjustments	Consolidated

	(RMB in thousands)
Revenue	106,540	4,360,546	(3,084)	4,464,002
Cost of revenue	(56,716)	(2,775,354)	3,084	(2,828,986)
Gross profit	49,824	1,585,192	—	1,635,016

Research and development expenses	(18,276)	(1,399,415)	—	(1,417,691)
Selling and marketing expenses	(41,408)	(369,948)	—	(411,356)
General and administrative expenses	(114,546)	(710,165)	—	(824,711)
Net impairment losses on financial and contract assets	(10,616)	(23,023)	—	(33,639)
Other income, gains or loss-net	(544)	71,362	—	70,818
Operating loss	(135,566)	(845,997)	—	(981,563)

	For the Year Ended December 31, 2023
					Intersegment
	Virtual Bank				eliminations &
	Business		Technology Solutions		adjustments		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(RMB in thousands)
Revenue	145,917	20,552	3,533,276	497,652	(11,685)	(1,646)	3,667,508	516,558
Cost of revenue	(134,214)	(18,904)	(2,195,574)	(309,240)	11,685	1,646	(2,318,103)	(326,498)
Gross profit	11,703	1,648	1,337,702	188,411	—	—	1,349,405	190,060
Research and development expenses	—	—	(955,201)	(134,537)	—	—	(955,201)	(134,537)
Selling and marketing expenses	(33,739)	(4,752)	(241,612)	(34,030)	—	—	(275,351)	(38,782)
General and administrative expenses	(129,842)	(18,288)	(375,128)	(52,836)	—	—	(504,970)	(71,124)
Net impairment losses on financial and contract assets	(13,406)	(1,888)	(40,544)	(5,711)	—	—	(53,950)	(7,599)
Other income, gains or loss-net	2,672	376	69,183	9,744	—	—	71,855	10,121
Operating loss	(162,612)	(22,903)	(205,600)	(28,958)	—	—	(368,212)	(51,862)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue

The table below presents our revenue by type for the periods indicated and the period-on-period change, in absolute amount and by percentage.

	For the Year ended December 31,
	2022		2023		Changes
	RMB	%	RMB	%	RMB	%

	(in thousands, except )%
Technology Solutions Segment(1)
Implementation revenue	861,820	19.3	834,620	22.8	(27,200)	(3.2)
Transaction‑based and support revenue
- Operation support services	1,140,727	25.6	861,056	23.5	(279,671)	(24.5)
- Business origination services	383,723	8.6	132,112	3.6	(251,611)	(65.6)
- Risk management services	414,849	9.3	320,462	8.7	(94,387)	(22.8)
- Cloud services platform	1,315,819	29.5	1,245,952	34.0	(69,867)	(5.3)
- Post-implementation support services	50,983	1.1	52,012	1.4	1,029	2.0
- Others	189,541	4.2	75,377	2.1	(114,164)	(60.2)
- Sub‑total for transaction-based and support revenue	3,495,642	78.3	2,686,971	73.3	808,671)	(23.1)
Sub-total	4,357,462	78.3	3,521,591	96.0	(835,871)	(19.2)

Virtual Bank Business
Interest and commission	106,540	2.4	145,917	4.0	39,377	37.0

Total	4,464,002	100.0	3,667,508	100.0	(796,494)	(17.8)

Note:

(1)	Intersegment eliminations and adjustments are included under technology solutions segment.

Our revenue decreased by 17.8% to RMB3,667.5 million (US$516.6 million) in 2023 from RMB4,464.0 million in 2022, primarily as a result of decrease in revenue from technology solutions.

Technology Solutions. Our revenue from technology solutions decreased by 19.2% to RMB3,521.6 million (US$496.0 million) in 2023 compared to RMB4,357.5 million in 2022, primarily as a result of the decrease in revenue generated from business origination and operation support services .

●	Our implementation revenue decreased by 3.2% to RMB834.7 million (US$117.6 million) in 2023 from RMB861.8 million in 2022, primarily due to the sluggish demands from new customers recovering from the pandemic impact.
●	Our transaction-based and support services revenue decreased by 23.1% to RMB2,687.0 million (US$378.5 million) in 2023 compared with RMB3,495.6 million in 2022, primarily due to (i) a decrease of RMB251.6 million in our revenue from business origination services due to declined transaction volumes and our proactive actions of phasing out of lower value products in the digital banking segment ; (ii) a decrease of RMB94.4 million in our revenue from risk management services due to reduced transaction volume in banking loan solutions because of slower-than-expected recovery of banking activities; (iii) a decrease of RMB279.7 million in our revenue from operation support services primarily caused by reduced demand from insurance and banking customers; (iv) a decrease of RMB69.9 million in our revenue from cloud services platform primarily due to lower demand and (v) a decrease of RMB114.2 million in our revenue from other services due to lower demand for auto-ecosystem related services.

Virtual Bank Business. Our interest and commission revenue increased to RMB145.9 million (US$20.5 million) in 2023 compared with RMB106.5 million in 2022, primarily due to increased customer demand for loans and advances.

Cost of Revenue

Our cost of revenue decreased by 18.1% to RMB2,318.1 million (US$326.5 million) in 2023 compared with RMB2,829.0 million in 2022, in line with the decrease in revenue.

Technology Solutions. Our cost of revenue of technology solutions decreased by 21.2% to RMB2,183.9 million (US$307.6 million) in 2023 compared with RMB2,775.4 million in 2022. The decrease was primarily driven by (i) a decrease in business service fees (which consist of business service fees under technology service fee, outsourcing labor costs, and other costs) by 41.4% to RMB1,070.0 million in 2023, compared with RMB1,826.3 million in 2022 and (ii) a decrease in amortization of intangible assets recognized in cost of revenue by 29.8% to RMB84.1 million in 2023, compared with RMB119.8 million in 2022, primarily related to amortization of intangible assets regarding internally developed application and platform for revenue generation, most of which had been fully amortized by 2022, offset by an increase in labor related costs (which consist of employee benefit expenses and labor related costs under technology service fee) by 25.1% to RMB1030.0 million in 2023, compared with RMB823.4 million in 2022. The decrease in business service fees was primarily driven by a 30.2% decrease in business service fees under technology service fee to RMB758.6 million in 2023 compared with RMB1,086.9 million in 2022, which was in line with the decrease in the total revenue. Business service fees as a percentage of revenue decreased from 42.0% in 2022 to 30.4% in 2023, which was primarily driven by the optimization of our revenue mix as we focused on products with higher margins. The increase in labor related costs was primarily driven by (i) a 26.3% increase in employee benefit expenses to RMB527.6 million in 2023 compared to RMB417.6 million in 2022, which were primarily related to increased deployment of manpower in implementation projects, and (ii) a 17.6% increase in outsourcing labor costs-labor related costs to RMB213.9 million in 2023 compared to RMB181.9 million in 2022 for enhanced project management and cost optimization effort. Labor related costs as a percentage of revenue increased from 18.9% in 2022 to 29.2% in 2023, which was in relation to increase in implementation revenue, which are more labor intensive compared to other solutions and services we provide.

Virtual Bank Business. Our cost of revenue of virtual bank business increased by 136.6% to RMB134.2 million (US$18.9 million) in 2023 compared with RMB56.7 million in 2022, as a result of the rapid growth of our virtual bank’s banking business since September 2020.

Gross Profit

As a result of the foregoing, our overall gross profit decreased by 17.5% to RMB1,349.4 million in 2023 (US$190.1 million) compared to RMB1,635.0 million in 2022. Our gross profit margin increased to 36.8% in 2023 compared to 36.6% in 2022, benefitting from our on-going product standardization efforts. Our non-IFRS gross profit margin increased to 40.3% for the year ended December 31, 2023 compared to 40.1% for the corresponding period of 2022.

Operating Expenses

Research and Development Expenses

Our research and development costs incurred decreased by 33.2% to RMB976.9 million (US$137.6 million) in 2023 compared to RMB1,462.6 million in 2022, primarily due to decreased labor cost and our initiative to invest in research and development at a reasonable pace and selectively invest in profitable projects. The decrease was primarily driven by a 36.9% decrease in technology service fee to RMB597.2 million in 2023 from RMB946.7 million in 2022 due to our initiative to invest in research and development at a reasonable pace and selectively invest in profitable projects, and a 25.1% decrease in employee benefit expenses to RMB351.5 million in 2023 from RMB469.3 million in 2022 due to our employee optimization efforts. Our research and development expenses decreased by 32.6% to RMB955.2 million (US$134.5 million) in 2023 compared to RMB1,417.7 million in 2022. The difference between our research and development costs incurred and our research and development expenses realized was our capitalization of research and development costs of RMB45.0 million and RMB21.7 million (US$3.1 million) related to the development of our products/modules in 2022 and 2023, respectively. We capitalized less research and development costs in 2023 compared to 2022 because more research and development projects reached the point of commercialization in 2022 compared to 2023. Our capitalized research and development costs as a percentage of revenue decreased to 0.6% in 2023 compared to 1.0% in 2022 due to the same reason.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 33.1% to RMB275.4 million (US$38.8 million) in 2023 compared to RMB411.4 million in 2022, primarily due to (i) a 38.3% decrease in employee benefit expenses to RMB200.5 million in 2023 from RMB325.3 million in 2022 due to our employee optimization efforts and (ii) a 24.0% decrease in marketing and advertising fee to RMB38.0 million in 2023 from RMB50.0 million in 2022 because we conducted fewer marketing campaigns in 2023, partially offset by a 30.5% increase in travelling expenses to RMB12.8 million in 2023 from RMB9.8 million in 2022 in relation to overseas business expansion and project implementations. Our selling and marketing expenses as a percentage of revenue decreased to 7.5% in 2023 compared to 9.2% in 2022, as we benefited from economies of scale.

General and Administrative Expenses

Our general and administrative expenses decreased by 38.8% to RMB505.0 million (US$71.1 million) in 2023 from RMB824.7 million in 2022, primarily due to (i) a 44.6% decrease in employment benefit expenses to RMB227.1 million in 2023 from RMB409.6 million in 2022 due to our employee optimization efforts, (ii) a 64.5% decrease in professional service fee to RMB49.6 million in 2023 from RMB139.7 million in 2022 as we incurred higher professional service fee in connection with our listing on the Hong Kong Stock Exchange in 2022, and (iii) a 41.8% decrease in depreciation of property, plant and equipment to RMB56.8 million in 2023 from RMB97.6 million in 2022, which is in line with our employee optimization efforts, partially offset by a 77.8% increase in technology service fee which was a result of the increase in virtual bank’s technology service fee. Our general and administrative expenses as a percentage of revenue decreased to 13.8% in 2023 compared to 18.5% in 2022, as we benefited from economies of scale.

Net Impairment Losses on Financial and Contract Assets

Our net impairment losses on financial assets increased by 60.7% to RMB54.0 million (US$7.6 million) in 2023 compared to RMB33.6 million in 2022, primarily due to higher impairment of account receivables as a result of increased account receivables days, which in turn was mainly a result of the overall macroeconomic environment in which we operate in.

Other Income, Gain— Net

Our other income, gain-net increased by 1.6% to RMB71.9 million (US$10.1 million) in 2023 from RMB70.8 million in 2022, primarily due to decreased foreign exchange losses offset by a decrease in government subsidies compared to 2022.

Finance Income

Our finance income increased by 101.4% to RMB29.6 million (US$4.2 million) in 2023 compared to RMB14.7 million in 2022, primarily due to higher average cash deposit balances.

Finance Costs

Our finance costs decreased by 44.9% to RMB20.5 million (US$2.9 million) in 2023 compared to RMB37.2 million in 2022, primarily due to our lower level of onshore bank borrowings.

Share of Net Gain (Losses) of Associate and Joint Venture

Our share of gains of associate and joint venture decreased significantly from RMB24.9 million in 2022 to RMB4.6 million (US$0.6 million) in 2023, primarily contributed by less profit share from Ping An Puhui Lixin Asset Management Co., Ltd. (“Puhui Lixin”) due to disposal activity which was completed in June 2023.

Impairment charges on Associates

Our impairment charges on associate in 2023 was RMB7.2 million (US$1.0 million) compared with RMB11.0 million in 2022, primarily due to the investment in Puhui Lixin, which was disposed of in June 2023.

Loss Before Income Tax

As a result of the foregoing, our loss before income tax decreased to RMB361.7 million (US$50.9 million) in 2023 compared to RMB990.2 million in 2022.

Income tax benefit/ (expense)

We incurred income tax expense of RMB9.8 million (US$1.4 million) in 2023, compared with income tax benefit of RMB62.1 million we recorded in 2022. This change was primarily due to increased taxable profits generated by certain of our subsidiaries and less deferred tax assets recognized considering the expected taxable profits of these entities.

Loss for the Year

As a result of the foregoing, our loss decreased to RMB371.5 million (US$52.3million) in 2023 from RMB928.0 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue

The table below presents our revenue by type for the periods indicated and the period-on-period change, in absolute amount and by percentage.

	For the Year ended December 31,
	2021		2022		Changes
	RMB	%	RMB	%	RMB	%

	(in thousands, except )%
Technology Solutions Segment(1)
Implementation revenue	733,648	17.8	861,820	19.3	128,172	17.5
Transaction-based and support revenue
—Operation support services	1,097,719	26.6	1,140,727	25.6	43,008	3.9
—Business origination services	450,597	10.9	383,723	8.6	(66,874)	(14.8)
—Risk management services	534,071	12.9	414,849	9.3	(119,222)	(22.3)
—Cloud services platform	1,050,179	25.4	1,315,819	29.5	265,640	25.3
—Post-implementation support services	49,447	1.2	50,983	1.1	1,536	3.1
—Others	182,376	4.4	189,541	4.2	7,165	3.9
—Sub-total for transaction-based and support revenue	3,364,389	81.4	3,495,642	78.3	131,253	3.9
Sub-total	4,098,037	99.2	4,357,462	97.6	259,425	6.3

Virtual Bank Business
Interest and commission	34,320	0.8	106,540	2.4	72,220	210.4

Total	4,132,357	100.0	4,464,002	100.0	331,645	8.0

Note:

(1)	Intersegment eliminations and adjustments are included under technology solutions segment.

Our revenue increased by 8.0% to RMB4,464.0 million in 2022 from RMB4,132.4 million in 2021, primarily as a result of the increase in revenue from technology solutions.

Technology Solutions. Our revenue from technology solutions increased by 6.3% to RMB4,357.5 million in 2022 compared to RMB4,098.0 million in 2021, primarily as a result of the increase in revenue generated from our implementation and cloud services platform.

●	Our implementation revenue increased by 17.5% to RMB861.8 million in 2022 from RMB733.6 million in 2021, primarily due to an increase in our implementation revenue generated from our insurance solutions and Gamma FinCloud.
●	Our transaction-based and support services revenue increased by 3.9% to RMB3,495.6 million in 2022 compared with RMB3,364.4 million in 2021, primarily due to (i) an increase of RMB265.6 million from our revenue from cloud services platform due to an increase in the number of customers using our Gamma FinCloud and (ii) increase from operation support services by 3.9% to RMB1,140.7 million in 2022 from RMB1,097.7 million in 2021. This increase was due to (i) the roll-out of our gamma platform AI customer service and other products; and (ii) increased demands for solutions in cloud services platform, mainly benefitting from on-going digital transformation within Ping An Group. The increase was partially offset by (i) a decrease of RMB119.2 million in our revenue from risk management services primarily due to decreased customer demands affected by the macro-economy headwind; (ii) a decrease of RMB66.9 million in our revenue from business origination services primarily due to our continuous phasing out of low-value solutions and cautions among financial institutions in response to tightened regulations.

Virtual Bank Business. Our interest and commission revenue increased significantly to RMB106.5 million in 2022 compared with RMB34.3 million in 2021, primarily due to the rapid growth in customer demand.

Cost of Revenue

Our cost of revenue increased by 4.9% to RMB2,829.0 million in 2022 compared with RMB2,695.7 million in 2021, primarily as a result of the increase in cost of revenue of technology solutions.

Technology Solutions. Our cost of revenue of technology solutions increased by 4.4% to RMB2,775.4 million in 2022 compared with RMB2,658.7 million in 2021. The increase was primarily driven by (i) an increase in business service fees (which consist of business service fees under technology service fee, outsourcing labor costs, and other costs) by 7.1% to RMB1,826.3 million in 2022, compared with RMB1,704.9 million in 2021 as we continued to expand our business and (ii) an increase in labor related costs (which consist of employee benefit expenses and labor related costs under technology service fee) by 22.9% to RMB823.4 million in 2022, compared with RMB669.9 million in 2021, offset by a 57.0% decrease in amortization of intangible assets recognized in cost of revenue to RMB119.8 million in 2022, compared with RMB278.9 million in 2021, primarily related to amortization of internally developed application and platform relating to revenue generation, most of which had been fully amortized by 2021. The increase in business service fees was primarily driven by an 23.8% increase in business service fees under technology service fee to RMB1,086.9 million in 2022 compared with RMB878.1 million in 2021, primarily related to our Gamma Platform. Business service fees as a percentage of revenue slightly increased from 41.7% in 2021 to 42.0% in 2022, which resulted in higher costs during this initial transition period. The increase in labor related costs was primarily driven by the RMB181.9 million outsourcing labor costs-labor related costs we incurred since 2022 for better project management and cost optimization. Labor related costs as a percentage of revenue increased from 16.3% in 2021 to 18.9% in 2022, which was in relation to increase in implementation revenue, which are more labor intensive compared to other solutions and services we provide.

Virtual Bank Business. Our cost of revenue of virtual bank business increased by 50.2% to RMB56.7 million in 2022 compared with RMB37.7 million in 2021, as a result of the rapid growth of our virtual bank’s banking business since September 2020.

Gross Profit

As a result of the foregoing, our overall gross profit increased by 13.8% to RMB1,635.0 million in 2022 compared to RMB1,436.7 million in 2021. Our gross profit margin increased to 36.6% in 2022 compared to 34.8% in 2021, benefitting from on-going product standardization efforts. Our non-IFRS gross profit margin decreased to 40.1% for the year ended December 31, 2022 compared to 42.1% for the corresponding period of 2021.

Operating Expenses

Research and Development Expenses

Our research and development costs incurred increased by 3.3% to RMB1,462.6 in 2022 compared to RMB1,415.3 million in 2021 primarily due to our investments to enhance our existing solutions as well as for innovations, including upgrades of our platforms and research development of our cloud services platform. The increase was primarily driven by a 10.2% increase in technology service fee to RMB946.7 million in 2022 from RMB859.3 million in 2021, which related to the upgrades of our platforms and research and development of our cloud services platforms and our AI customer service, partially offset by a 8.8% decrease in employee benefit expenses to RMB469.3 million in 2022 from RMB514.5 million in 2021 due to our resource optimization efforts. Our research and development expenses increased by 4.8% to RMB1,417.7 million in 2022 compared to RMB1,353.0 million in 2021. The difference between our research and development costs incurred and our research and development expenses realized was our capitalization of research and development costs of RMB62.3 million and RMB45.0 million related to the development of our products/modules in 2021 and 2022, respectively. We capitalized less research and development costs in 2022 compared to 2021 because more research and development projects reached the point of commercialization in 2021 compared to 2022. Our capitalized research and development costs as a percentage of revenue decreased to 1.0% in 2022 compared to 1.5% in 2021 due to the same reason.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 30.1% to RMB411.4 million in 2022 compared to RMB588.4 million in 2021, primarily due to (i) a 54.9% decrease in marketing and advertising expenses to RMB50.0 million in 2022 from RMB110.8 million in 2021 because we conducted fewer marketing campaigns in 2022, (ii) a 12.1% decrease in employee benefit expenses to RMB325.3 million in 2022 from RMB369.9 million due to our employee-optimization efforts and (iii) a significant decrease in telecommunication expenses to nil in 2022 from RMB36.7 million in 2021 due to tightened regulations related to marketing through text messages. Our selling and marketing expenses as a percentage of revenue decreased to 9.2% in 2022 compared to 14.2% in 2021, as we benefited from economies of scale.

General and Administrative Expenses

Our general and administrative expenses decreased by 2.0% to RMB824.7 million in 2022 from RMB841.7 million in 2021, primarily due to (i) a 45.6% decrease in other expenses to RMB61.3 million in 2022 from RMB112.6 million in 2021 as a result of our cost control efforts, (ii) a 2.4% decrease in employee benefit expenses to RMB409.6 million in 2022 from RMB419.6 million in 2021 due to our employee optimization efforts, and (iii) a 16.3% decrease in depreciation of property, plant and equipment to RMB97.6 million in 2022 from RMB116.6 million in 2021, which is in line with our employee optimization efforts, partially offset by a 84.3% increase in professional service fee which was a result of higher expenses related to the listing on the Hong Kong Stock Exchange. Our general and administrative expenses as a percentage of revenue decreased to 18.5 % in 2022 compared to 20.4% in 2021, as we benefited from economies of scale.

Net Impairment Losses on Financial and Contract Assets

Our net impairment losses on financial assets decreased by 53.4% to RMB33.6 million in 2022 compared to RMB72.2 million in 2021, primarily due to our collection and enhanced account receivable management efforts as well as the improvement in the quality of our accounts receivable.

Other Income, Gain— Net

Our other income, gain-net significantly increased by 408.7% to RMB70.8 million in 2022 from RMB13.9 million in 2021, primarily due to a higher net gain on derivatives and gains from decreased redemption liability related to our acquisition of BER Technology’s remaining 20% equity.

Finance Income

Our finance income decreased by 49.0% to RMB14.7 million in 2022 compared to RMB28.8 million in 2021, primarily due to our lower average cash balances as we decreased our onshore bank borrowings, which reduced our need to retain cash collateral.

Finance Costs

Our finance costs decreased by 51.5% to RMB37.2 million in 2022 compared to RMB76.6 million in 2021, primarily due to our lower level of onshore bank borrowings.

Share of Net Gain (Losses) of Associate and Joint Venture

Our share of gains of associate and joint venture increased significantly from RMB9.9 million in 2021 to RMB24.9 million in 2022, primarily contributed by improved profitability of Pingan Puhui Lixin Asset Management Co., Ltd, or “Puhui Lixin”.

Impairment charges on Associates

Our impairment charges on associate in 2022 was RMB11.0 million compared with nil in 2021, primarily contributed by the disposal of Puhui Lixin.

Loss Before Income Tax

As a result of the foregoing, our loss before income tax decreased to RMB990.2 million in 2022 compared to RMB1,442.6 million in 2021.

Income Tax Benefit

Our income tax benefit decreased by 44.6% to RMB62.1 million in 2022 compared to RMB112.1 million in 2021, primarily due to a decrease in deferred income tax as a result of reduction in loss of entities that recognize tax benefit.

Loss for the Year

As a result of the foregoing, our loss decreased to RMB928.0 million in 2022 from RMB1,330.5 million in 2021.

B. Liquidity and Capital Resources

Liquidity

Our principal sources of liquidity of our technology solutions segment have been cash and cash equivalents, redeemable wealth management products, bank borrowings and cash generated from financing activities. Our principal sources of liquidity of our virtual bank business segment have been customer deposits from our virtual bank operation. As of December 31, 2023, we had cash and cash equivalents of RMB1,379.5 million (US$194.3 million), restricted cash and time deposits over three months of RMB447.6 million (US$63.0 million) and financial assets at fair value through profit or loss of RMB925.2 million (US$130.3 million). Our cash and cash equivalents primarily represent cash at banks, and our restricted cash and time deposits over three months consists primarily of pledged offshore bank deposits for onshore bank borrowings. Out of our cash and cash equivalents as of December 31, 2023, RMB771.5 million (US$108.7 million) was held in U.S. dollar, RMB379.6 million (US$53.5 million) was held in Renminbi, RMB210.5 million (US$29.6 million) was held in Hong Kong dollars, RMB5.8 million (US$0.8 million) was held in Singapore dollars, RMB941 thousand (US$132.5 thousand) was held in Indonesian rupiah, RMB4 thousand (US$0.6 thousand) was held in Malaysian ringgit, and RMB11.1 million (US$1.6 million) was held in Philippine Pesos. We closely monitor our cash balance and future payments obligations by preparing monthly management account and fund requirement reports to provide a timely overview of our overall cash position and liquidity and risk control measurements. Such reports will be reviewed by our chief financial officer and our financial controller. In addition, we have adopted a stringent cash management policy. We also regularly monitor our current and expected liquidity requirements to ensure that we maintain sufficient cash balances to meet our liquidity needs. As of December 31, 2023, the VIEs held RMB324.0 million (US$45.6 million) cash and cash equivalents.

As of the date of this annual report, we had credit facilities from three Chinese banks in the aggregate committed credit of RMB395.0 million (US$55.6 million).

These banks are China Everbright Bank, Hua Xia Bank and Bank of China. As of the date of this annual report, we had an aggregate drawn-down of RMB145.0 million (US$20.4 million) from these three banks, with maturities ranging from May 2024 to November 2024.

The weighted average annual interest rate under our outstanding borrowings was 4.48% as of December 31, 2023. None of our credit facilities contain a material financial covenant.

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

Cash Flows and Working Capital

The following table sets forth selected cash flow statement information for the years indicated:

	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(404,334)	(745,984)	(648,461)	(91,334)
Net cash generated from investing activities	388,435	1,873,169	318,634	44,879
Net cash generated used in financing activities	(1,611,781)	(694,066)	(213,605)	(30,086)
Net (decrease)/increase in cash and cash equivalents	(1,627,680)	433,119	(543,432)	(76,541)
Cash and cash equivalents at the beginning of the year	3,055,194	1,399,370	1,907,776	268,705
Effects of exchange rate changes on cash and cash equivalents	(28,144)	75,287	15,129	2,131
Cash and cash equivalents at the end of year	1,399,370	1,907,776	1,379,473	194,295

Operating Activities

Net cash used in operating activities in 2023 was RMB648.5 million (US$91.3 million), while our loss before income tax for the same period was RMB361.7 million (US$50.9 million). The difference was primarily due to adjustment for non-cash and non-operating items of RMB238.1 million (US$33.5 million) and changes in working capital. The adjustments primarily include depreciation and amortization of RMB201.3 million (US$28.4 million), which was primarily in relation to our software and platform. The changes in working capital primarily reflected (i) a decrease of RMB817.5 million (US$115.1 million) in trade and other payable as we proactively accelerated our settlement cycle with suppliers in 2023; (ii) an increase of RMB332.0 million (US$46.8 million) in customer deposits, which were related to the deposits we received in our virtual bank business; and (iii) an increase of RMB294.6 million (US$41.5 million) in financial assets measured at fair value through other comprehensive income from virtual bank, which was related to the rapid growth of the loan business of our virtual bank operation.

Net cash used in operating activities in 2022 was RMB746.0 million, while our loss before income tax for the same period was RMB990.2 million. The difference was primarily due to adjustment for non-cash and non-operating items of RMB349.3 million and changes in working capital. The adjustments primarily include (i) exchange losses of RMB312.8 million, which was related to the appreciation in U.S. dollar in 2022; and (ii) depreciation and amortization of RMB281.4 million, which was primarily in relation to our software and platform, partially offset by net gain on derivatives of RMB262.8 million, which was related to a forward exchange-rate product we purchased from Ping An Group. The changes in working capital primarily reflected (i) an increase of RMB579.0 million, in our customer deposits, which were related to the deposits we received in our virtual bank business; (ii) an increase of RMB504.9 million in financial assets measured at fair value through other comprehensive income from virtual bank, which was related to the rapid growth of the loan business of our virtual bank operation; and (iii) an increase of RMB335.4 million in prepayments and other receivables as we paid more deposits to our suppliers to support our increased purchase.

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

Investing Activities

Net cash generated from investing activities in 2023 was RMB318.6 million (US$44.9 million), primarily due to (i) our proceeds from the disposal of Puhui Lixin, which was completed in June 2023, of RMB199.2 million (US$28.1 million) and (ii) the net proceeds from sales of financial assets measured at fair value through other comprehensive income of RMB123.5 million (US$17.4 million), which related to our cash management activities, partially offset by the net purchase of financial assets at fair value through profit or loss of RMB227.9 million (US$32.1 million), which was related to our cash management activities.

Net cash generated from investing activities in 2022 was RMB1,873.2 million primarily due to our proceeds from sale of financial assets at fair value through profit or loss, which was related to our cash management activities.

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

Financing Activities

Net cash used in financing activities 2023 was RMB213.6 million (US$30.1 million), primarily due to repayments of short-term borrowings of RMB273.0 million (US$38.5 million) and lease payments of RMB60.9 million (US$8.6 million) and settlement of a payable for purchase of shares held for the Company’s share incentive scheme of RMB88.3 million (US$12.4 million), partially offset by proceeds from short term borrowings of RMB235.0 million (US$33.1 million).

Net cash used from financing activities 2022 was RMB694.1 million, primarily due to repayments of short-term borrowings.

Net cash used in financing activities in 2021 was RMB1,611.8 million, primarily due to repayments of short-term borrowings of RMB2,376.9 million, partially offset by RMB912.9 million for proceeds from short-term borrowings.

Capital Expenditures

Our capital expenditures were RMB128.0 million, RMB67.9 million and RMB37.5 million for 2021, 2022 and 2023. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. We will continue to make capital expenditures to meet the needs of the expected growth of our business.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements in conformity with IFRS as issued by the IASB requires the use of certain critical accounting estimates and also requires us to exercise judgments in the process of applying our accounting policies. We evaluate our estimates and judgments on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements – Note 3 Summary of accounting policy information and Note 4 Critical accounting estimates and judgements.”

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

Impairment of Intangible Assets Including Goodwill

We are required to test impairment for goodwill, and intangible assets not ready for use on an annual basis or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Other intangible assets are tested whenever events or changes in circumstances indicate that the carrying amount of those assets exceeds their recoverable amount. Intangible assets are tested for impairment based on the recoverable amount of the cash generating unit (the “CGU”) to which these assets are related. The recoverable amount is determined based on the higher of fair value less costs to sell and value in use.

Determination of the value in use is an area involving management judgment in order to assess whether the carrying value of intangible assets can be supported by the net present value of future cash flows. In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain areas including management’s expectations of (i) revenue growth rates; (ii) long-term growth rate; (iii) pre-tax discount rate; and (iv) profit margin.

Our management has conducted impairment assessments of intangible assets for the years ended December 31, 2021, 2022, and 2023. For detailed impairment test results and the impact of reasonable possible changes in the significant assumptions of goodwill impairment testing, please refer to Note 14 to our audited consolidated financial statements included elsewhere in this annual report.

Recognition of share-based compensation expenses

Equity-settled share-based compensation schemes were established for the employees. Our directors have used applicable models to determine the grant date fair value of the options or restricted shares granted to employees, which is to be expensed over the vesting period. Significant estimate on assumptions, such as the underlying equity value, risk-free interest rate, expected volatility and dividend yield, is required to be made by our directors in applying relevant models. The values of options or restricted shares are subject to subjectivity and uncertainty relating to the assumptions and limitation of the model used to estimate such values. In addition, we are required to estimate the percentage of grantees that will remain in employment with us and whether the performance conditions for vesting will be met at the end of the vesting period. We only recognize an expense for those share options or restricted shares expected to vest over the vesting period.

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

We apply expected credit losses model in measuring impairment of trade receivables, contract assets, other receivables, loans and advances to customers. The expected loss rates are based on our past loss experiences, existing market conditions as well as forward looking estimates at the end of each reporting periods.

Impact of Recently Issued Accounting Standards

A list of recently issued accounting pronouncements that are relevant to us is included in note 3 to our consolidated financial statements included elsewhere in this annual report.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chongfeng Shen	53	Chairman of the Board of Directors and Chief Executive Officer
Michael Guo	52	Director
Wenwei Dou	58	Director
Wenjun Wang	56	Director
Xin Fu	44	Director
Yaolin Zhang	66	Independent Director
Tianruo Pu	55	Independent Director
Wing Kin Anthony Chow	73	Independent Director
Ernest Ip	63	Independent Director
Runzhong Huang	51	Executive Vice President
Yongtao Luo	49	Chief Financial Officer

Mr. Chongfeng Shen joined us in October 2021 and is currently our chief executive officer and our chairman of the board of directors. Mr. Shen is mainly responsible for our Group’s overall management. Prior to joining us, Mr. Shen worked at Kingdee Software (China) Co., Ltd. (“Kingdee China”) from November 1998 to October 2021, where he successively served as a department manager of Shenzhen Branch, the general manager of Dongguan Branch, the general manager of Shenzhen Branch, the general manager of South China, and as a senior vice president, the president and the rotating president of Kingdee China. Mr. Shen has rich experience in business management. Before joining Kingdee China, Mr. Shen was a lecturer at Changchun University of Science and Technology, China (now known as Jilin University). Mr. Shen received his bachelor ’s degree in engineering from Changchun College of Geology, China (now known as Jilin University) in July 1992 and his master ’s degree in engineering from Changchun University of Science and Technology, China (now known as Jilin University) in July 1996.

Mr. Michael Guo joined us in November 2023 as a director, and is mainly responsible for providing professional opinion and judgment to the Board. Mr. Guo is also currently serving as the co-chief executive officer and senior vice president of Ping An Group. Ping An is a company listed on both the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock code: 2318), and is a controlling shareholder of the Company. Mr. Guo joined Ping An Group in September 2019 and successively served as the special assistant to the chairman and executive vice president of Ping An Property & Casualty Insurance Company of China, Ltd., and as the vice chief human resources officer and the chief human resources officer of Ping An Group. Prior to joining Ping An Group, Mr. Guo served as a partner and a managing director at Boston Consulting Group, and a global co-chief executive officer of capital market businesses at Wills Towers Watson. Mr. Guo obtained his bachelor’s degree in information and control engineering from Xi’an Jiaotong University and MBA degree from the University of New South Wales.

Mr. Wenwei Dou joined us in October 2017 as a director. Mr. Dou has also served as a director of Shenzhen OneConnect since December 2017. Mr. Dou is mainly responsible for providing professional opinion and judgment to the Board. Mr. Dou also serves as a director in various entities within the Ping An HealthKonnect group and as a director or supervisor within the Lufax group. Between October 2017 and February 2020, Mr. Dou served as a non-executive director of Ping An Good Doctor. Mr. Dou joined Ping An Group in April 1997, and had served in various legal and compliance positions since then. Mr. Dou received his bachelor’s degree and master’s degree in law from Jilin University, China in July 1989 and May 1994, respectively.

Ms. Wenjun Wang has served as our director since November 2021, and is mainly responsible for providing professional opinion and judgment to the Board, after having previously served as our director between October 2017 and June 2019. Ms. Wang joined our Group in September 2017 as a director of Shenzhen OneConnect. Ms. Wang joined Ping An Group in 1996. She served as the general manager of staff service management of the human resources center in Ping An Group from June 1996 to March 2011, the employee representative supervisor from May 2006 to March 2011, the general manager of the party working department of Ping An Bank Co., Ltd (“Ping An Bank”), a company listed on the Shenzhen Stock Exchange (stock code: 000001) from March 2011 to September 2022, and a general manager of the security department of Ping An Bank from April 2013 to November 2016. Ms. Wang received her bachelor ’s degree of arts in English from Shanghai International Studies University, China in July 1989 and her master ’s degree of public administration from Xi’an Jiaotong University, China in June 2006. Ms. Wang obtained an economics professional qualification (intermediate) from the Shenzhen position management office, China (now known as Shenzhen Human Resources and Social Security Bureau, China) in November 1997.

Ms. Xin Fu has served as our director since November 2022, and is mainly responsible for providing professional opinion and judgement to the Board. She is currently serving as the senior vice president of Ping An Group. She joined Ping An Group in October 2017 as the general manager of its planning department, and successively served as the deputy chief financial officer, the director of the strategic development center and chief operating officer of Ping An Group. Ms. Fu has been serving as a director of Lufax Holding Ltd., a company listed on both the Hong Kong Stock Exchange (stock code: 6623) and the NYSE (stock code: LU), since November 2022, and as a director of Ping An Healthcare and Technology Company Limited, or Ping An Good Doctor, a company listed on the Hong Kong Stock Exchange (stock code: 1833) since March 2023. Ms. Fu has also been serving as a non-executive director of Ping An Life Insurance Company of China, Ltd. and Ping An Asset Management Co., Ltd. since September 2023 and April 2023, respectively. Prior to joining Ping An Group, Ms. Fu served as a partner of Roland Berger Management consulting in financial services practices, and as an executive director of PricewaterhouseCoopers, responsible for coordinating projects such as in finance and fintech services for over 10 years. Ms. Fu received a master’s degree in business administration from Shanghai Jiao Tong University, PRC, in June 2012.

Dr. Yaolin Zhang has served as our independent director since February 2019. Dr. Zhang is mainly responsible for providing independent opinion and judgment to the Board. Dr. Zhang has more than 30 years of experience in finance and banking. Dr. Zhang served as chairman of the board of directors and chief executive officer of Shenzhen Ya Zhi Mei Ju Information Technology Co., Ltd. from February 2019 to September 2023, and has been serving as an independent director of the Bank of Ningxia Co., Ltd. since December 2019 and as an independent director of Dongguan Trust Co., Ltd. since August 2019. Dr. Zhang was independent director of Bank of Luoyang Co., Ltd. from August 2017 to May 2022. Dr. Zhang was the person responsible for the establishment of the Shenzhen branch of Shanghai Pudong Development Bank (“SPD Bank”), and served as president of the branch from August 2010 to May 2015. Prior to that, Dr. Zhang served as a vice president of Ping An Bank from November 2008 to August 2010. From June 1998 to October 2008, Dr. Zhang served in various positions in SPD Bank, including as vice president and president of the Guangzhou branch and vice president of SPD Bank. From July 1987 to June 1998, Dr. Zhang served in various management positions at China Construction Bank. Dr. Zhang received his bachelor ’s degree of science in physics from Fudan University, China in October 1982, his master ’s degree in economics from Wuhan University, China in August 1987, his doctorate degree in law from Wuhan University, China in June 1996, and his executive master of business administration degree from the China Europe International Business School, China in June 2007.

Mr. Tianruo Pu has served as our independent director since September 2019. Mr. Pu is mainly responsible for providing independent opinion and judgment to the Board. Mr. Pu currently serves as an independent director of various listed companies, including Fresh2 Group Limited (formerly known as AnPac Bio-Medical Science Co., Ltd.) (formerly NASDAQ: ANPC; now NASDAQ: FRES) since October 2022, Autohome Inc. listed on the Hong Kong Stock Exchange (stock code: 2518) and the NYSE (stock code: ATHM), since December 2016, and 3SBio Inc. listed on the Hong Kong Stock Exchange (stock code: 1530), since May 2015. Previously, Mr. Pu served as a director of various companies listed on the NYSE or NASDAQ, including Renren Inc. (NYSE: RENN) from December 2016 to July 2020, Kaixin Auto Holdings (NASDAQ: KXIN) from April 2019 to July 2020, Luckin Coffee Inc. (NASDAQ: LK) from March 2020 to June 2020 and JMU Limited (now known as Mercurity Fintech Holding Inc.) (formerly NASDAQ: JMU; now NASDAQ: MFH) from April 2015 to November 2019. Mr. Pu has extensive work experience in finance and accounting in both the United States and China. Mr. Pu served as the chief financial officer of various companies, including Zhaopin Ltd. (formerly NYSE: ZPIN) from 2016 to 2018, UTStarcom Holdings Corp. (NASDAQ: UTSI) from 2012 to 2014 and China Nuokang Bio-Pharmaceutical Inc. (formerly NASDAQ: NKBP) from 2008 to 2012. Mr. Pu received his bachelor’s degree of arts in diplomatic English from China Foreign Affairs University, China in July 1991, his master ’s degree of science in accounting from the University of Illinois, United States in May 1996 and his master ’s degree in business administration from the J. L. Kellogg Graduate School of Management at Northwestern University, United States, in June 2000.

Mr. Wing Kin Anthony Chow has served as our independent director since October 2020. Mr. Chow is mainly responsible for providing independent opinion and judgment to the Board. Mr. Chow has been serving as a non-executive director of Kingmaker Footwear Holdings Ltd., a company listed on the Hong Kong Stock Exchange (stock code: 1170), since May 1994, an independent non-executive director of Ping An Good Doctor since May 2018 and an independent non-executive director of Beijing North Star Company Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0588), since May 2021. He was also an independent non-executive director of MTR Corporation Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0066), between May 2016 and May 2022, and an independent non–executive director of S.F. Holding Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 2352), between December 2016 and December 2022. Mr. Chow is a solicitor admitted to practice in Hong Kong and England and Wales. He has been a practicing solicitor in Hong Kong for more than 40 years and is the senior consultant of Messrs. Guantao & Chow Solicitors and Notaries and the global chairman of Beijing Guantao Law Firm. Mr. Chow is a China-appointed attesting officer. Mr. Chow was a member of The National Committee of the Chinese People’s Political Consultative Conference from 2003 to 2023, the president of The Law Society of Hong Kong from 1997 to 2000, chairman of the Process Review Panel for the SFC from 2006 to 2012 and chairman of Process Review Panel for the Financial Reporting Council from 2015 to 2020. Mr. Chow was awarded the Justice of the Peace in 1998 and the Silver Bauhinia Star medal in 2003 by the Hong Kong Special Administrative Region. He was also awarded the Honorary Fellowship of the Hong Kong Institute of Education in 2010, the Honorary Fellowship of King’s College London in July 2013, the Roll of Honor by the Law Society of Hong Kong in 2015, Doctor of Social Science honoris causa of Hong Kong Metropolitan University (formerly known as The Open University of Hong Kong) in December 2018, and Doctor of Laws honoris causa of The Hong Kong University of Science and Technology in November 2021.

Mr. Ernest Ip has served as our independent director since November 2021. Mr. Ip is mainly responsible for providing independent opinion and judgment to the Board. Mr. Ip has over 35 years of experience in accounting and auditing. Mr. Ip has been serving as the group chief financial officer of the Fung Group since 2019, which comprises, among others, Li & Fung Limited, a company formerly listed on the Hong Kong Stock Exchange (stock code: 0494), Fung (1937) Management Limited and Convenience Retail Asia Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0831). Mr. Ip has also been serving an independent director of PAOB since August 2021, and an independent non-executive director of Media Chinese International Limited, a company listed on both the Hong Kong Stock Exchange (stock code: 0685) and Bursa Malaysia Securities Berhad (stock code: 5090), since July 2021. As an independent non-executive director of PAOB, Mr. Ip has the general responsibility of providing independent advice and guidance to the board of PAOB without involvement in its daily operations and management. Additionally, Mr. Ip is a member of the board risk management committee and chairperson of the board audit committee of PAOB, and is responsible for overseeing, monitoring and reviewing PAOB’s risk management framework and structure, financial reporting, internal audit function and the work of PAOB’s external auditor. Prior to joining the Fung Group, Mr. Ip was a partner at PricewaterhouseCoopers Limited from 1993 until his retirement in 2019. Mr. Ip holds several key positions in regulatory authorities and business associations. Currently, Mr. Ip is a member of the Takeovers & Mergers Panel of the SFC and the Takeovers Appeal Committee of the SFC. He is also a member of the Guangdong Provincial Committee of the Chinese People’s Political Consultative Conference, the vice president of the Council for the Promotion of Guangdong-Hong Kong-Macao cooperation and a senior advisor of the Accounting Professional Committee for Hong Kong region of the Council for the Promotion of Guangdong-Hong Kong-Macao cooperation. He was the Listing Committee member of the Hong Kong Stock Exchange from 2003 to 2009, a member of the Dual Filing Advisory Group of the SFC from 2008 to 2014 and the president of the Hong Kong Business Accountants Association in 2022. Mr. Ip graduated with a professional diploma in accountancy from the accounting faculty of the Hong Kong Polytechnic, Hong Kong (now known as Hong Kong Polytechnic University) in November 1984. Mr. Ip has been a fellow member of the Association of Chartered Certified Accountants since February 1992, a member of the Hong Kong Institute of Certified Public Accountants since December 1994 and a fellow member of the Certified Practising Accountant Australia since February 2012.

Dr. Runzhong Huang joined our Group in March 2019 and is currently our executive vice president. Dr. Huang is mainly responsible for business development. Dr. Huang has also been serving as the chairman of the supervisory committee of Shenzhen OneConnect since January 2019 and represented Shenzhen OneConnect as the secretary-general of the Internet Finance Association of Small and Medium-sized Banks (Shenzhen) since April 2019. From July 2016 to December 2018, Dr. Huang served as the secretary-general of the China Banking Association. From October 2014 to July 2016, Dr. Huang served as a supervisor on the board of The Export-Import Bank of China. Prior to that, Dr. Huang worked for the National Audit Office of the PRC from August  2011 to October 2014 and the China Banking and Insurance Regulatory Commission from September 2003 to August 2011. Dr. Huang received his bachelor ’s degree in law from the China Youth University of Political Studies, China in July 1994, a master ’s degree in economics from Renmin University of China, China in January 2000, and a doctorate degree in economics from Peking University, China in June 2003.

Mr. Yongtao Luo joined us in April 2021 and is currently our chief financial officer. Mr. Luo is mainly responsible for the Company’s finance and planning. Mr. Luo served as a chairman of the board of directors of Ping An Basic Industry Investment Fund Management Company from 2019 to 2021. Prior to joining our Company, Mr. Luo also served in various positions at Ping An Annuity Insurance Company, including as vice president, the chief financial officer, the chief actuary, the board secretary, and as the general manager of the corporate planning actuarial department from February 2010 to April 2021. Mr. Luo received a bachelor ’s degree of science in probability and statistics with honors from the School of Mathematics, Peking University, China in July 1997, and a master ’s degree of science in actuarial and management sciences with honors from the University of Manitoba, Canada in October 2000. Mr. Luo is a fellow of the Society of Actuaries since August 2004, the Canadian Institute of Actuaries since December 2005, and the China Association of Actuaries since January 2008.

B. Compensation

In 2023, we paid an aggregate of approximately RMB18.7 million (US$2.6 million) in cash to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, employment injury insurance, maternity insurance and other statutory benefits and a housing provident fund.

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

After these amendments and restatement, the ordinary shares that can be issued under the 2020 Plan is 101,271,020. As of March 31, 2024, there were 37,062,027 ordinary shares underlying the outstanding grants under the 2020 Plan. For the avoidance of doubt, awards granted pursuant to the 2020 Plan prior to the Hong Kong listing date will not be subject to the provisions of the Hong Kong Listing Rules.

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

The following table summarizes, as of March 31, 2024, the awards issued under the 2020 Plan to our directors, executive officers and other grantees.

Ordinary Shares
Underlying
Outstanding
	Options/Performance	Exercise Price		Date of
Name	Share	(RMB/Share)	Date of Grant	Expiration
Chongfeng Shen	*(1)	NA	January 2, 2022	January 1, 2032
	*(1)	NA	December 16, 2022	December 15, 2032
Runzhong Huang	*	52.00	June 1, 2019	May 31, 2029
	*(1)	NA	June 21, 2021	June 20, 2031
	*(1)	NA	October 12, 2021	October 11, 2031
	*(1)	NA	December 16, 2022	December 15, 2032
Yongtao Luo	*(1)	NA	October 12, 2021	October 11, 2031
	*(1)	NA	December 16, 2022	December 15, 2032
Other grantees	*	From 1.33 to 52.00	From November 7, 2017 to July 26, 2019	From November 6, 2027 to July 25, 2029
	25,161,498(1)	NA	From September 10, 2019 to January 2, 2023	From September 9, 2029 to January 1, 2033
*	Less than 1% of our total outstanding shares.
(1)	Performance share units.

C. Board Practices

Board of Directors

Our board of directors consists of nine directors, including four independent directors, namely Yaolin Zhang, Tianruo Pu, Wing Kin Anthony Chow and Ernest Ip. A director is not required to hold any shares in our company by way of qualification. The Corporate Governance Rules of the New York Stock Exchange generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the New York Stock Exchange permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exemption and do not have a majority of independent directors serving on our board of directors.

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

Compensation and Nomination Committee. Our compensation and nomination committee consists of Yaolin Zhang, Michael Guo and Wing Kin Anthony Chow. Yaolin Zhang is the chairman of our compensation and nomination committee. We have determined that Yaolin Zhang and Wing Kin Anthony Chow each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation and nomination committee assists the board in (i) reviewing and approving the compensation plan, including all forms of compensation, relating to our directors and executive officers, (ii) selecting individuals qualified to become our directors, and (iii) determining the composition of the board and its committees. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation and nomination committee is responsible for, among other things:

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

D. Employees

The following table sets forth the number of our employees by function as of December 31, 2023.

Function
Research and Development	1,359
Business Operations	301
Sales and Marketing	523
General Administration	257
Total	2,440

As of December 31, 2021, 2022 and 2023, we had 3,842, 2,832 and 2,440 employees, respectively. Among these employees, as of December 31, 2023, 224 employees were based outside of China. A large number of our employees had prior experience in technology companies or financial institutions.

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

During the years ended 2021, 2022 and 2023, we had not experienced any strikes or major disputes with our employees. We believe that we have maintained a good working relationships with our employees.

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,169,980,653 ordinary shares issued and outstanding as of the date of March 31, 2024.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days as of March 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares
Beneficially Owned
	Number	%
Directors and Executive Officers*:
Chongfeng Shen	*	*
Michael Guo	—	—
Wenwei Dou	—	—
Wenjun Wang	—	—
Xin Fu	—	—
Yaolin Zhang	—	—
Tianruo Pu	—	—
Wing Kin Anthony Chow	—	—
Ernest Ip	—	—
Runzhong Huang	*	*
Yongtao Luo	*	*
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
Rong Chang Limited(1)	385,077,588	32.9%
Bo Yu Limited(2)	375,764,724	32.1%
Sen Rong Limited(3)	188,061,642	16.1%
*	Less than 1% of our total outstanding ordinary shares.
**

Except as otherwise indicated below, the business address of our directors and executive officers is 21/24F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, People’s Republic of China. For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares issued and outstanding and the number of shares such person or group has the right to acquire upon exercise of an option, warrant or other right within 60 days from March 31, 2024. The total number of ordinary shares issued and outstanding as of March 31, 2024 is 1,169,980,653.

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

Rong Chang is a company incorporated in the BVI, and established as an investment vehicle for a diverse base of over 100 senior employees of Ping An and its subsidiaries or associates (the “RC Beneficiaries”). Rong Chang is directly held by two of our directors, Mr. Wenwei Dou and Ms. Wenjun Wang, as to 50% each as nominees on behalf of the RC Beneficiaries, who are only entitled to economic interests in our Company held through Rong Chang. The RC Beneficiaries include certain directors of Ping An Group and four of our directors, namely Ms. Rong Chen, Ms. Sin Yin Tan, Mr. Wenwei Dou and Ms. Wenjun Wang. None of the RC Beneficiaries has more than 2% economic interest in the Company. The nominee shareholders act upon, and vote and pass resolutions in relation to the matters of Rong Chang, in accordance with the instructions from a five-person management committee (the “RC Management Committee”). As of the date of this annual report, the five members of the RC Management Committee represent the RC Beneficiaries in making investment decisions for and supervise the management and operation of Rong Chang. The RC Management Committee consists of Mr. Jun Yao, the chairman of the labor union of Ping An Group, Mr. Jianrong Xiao, the general manager of the division of party and masses’ affairs and the vice chairman of the labor union of Ping An Group, Mr. Peng Gao, the head of organization and human resources department and the general manager of remuneration planning department of Ping An Group, and two of our directors, Mr. Wenwei Dou and Ms. Wenjun Wang.

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

To our knowledge, as of March 31, 2024, 364,966,410 ordinary shares, representing approximately 31.2% of our total issued and outstanding ordinary shares, were held by one record shareholder with registered addresses in the United States, which was the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of the record holders of our ordinary shares in the United States.

Except as described hereof, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

We have adopted a policy relating to recovery of erroneously awarded compensation, or Clawback Policy, a form of which is included as Exhibit 97.1 attached herein.

During or after the fiscal year of 2023, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy. As of December 31, 2023, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

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

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Transactions with Ping An Group and Its Associates

In 2023, we provided a series of products and services, primarily consisting of banking, investment and insurance related solutions, for RMB2,091.0 million (US$294.5 million) to Ping An Group and certain of its associates, respectively. As of December 31, 2023, we had RMB299.1 million (US$42.1 million) due from Ping An Group and certain of its associates.

In 2023, we purchased services, primarily consisting of technology support, customer acquisition service and human resource support, for RMB1,423.4 million (US$200.5 million) from Ping An Group, respectively. As of December 31, 2023, we had RMB864.0 million (US$121.7 million) due to Ping An Group in relation to the purchase of services.

In 2023, we incurred net loss on disposal of property and equipment of RMB1.2 million (US$0.2 million) in relation to lease terminations with Ping An Group.

In 2023, we received RMB13.0 million (US$1.8 million) net gain from wealth management products issued by Ping An Group. As of December 31, 2023, we had RMB418.0 million (US$58.9 million) wealth management products purchased from Ping An Group.

In 2023, we incurred RMB12.1 million (US$1.7 million) leasing expenses to Ping An Group.

In 2023, we incurred RMB30.6 million (US$4.3 million) net gain on derivatives in relation to a forward exchange-rate product we purchased from Ping An Group. As of December 31, 2023, we had nil derivative financial liabilities and RMB38.0 million (US$5.4 million) derivative financial assets, which were in relation to fluctuation of exchange rate of U.S. dollar.

In 2023, we received RMB17.7 million (US$2.5 million) interest income from our deposit in Ping An Group. As of December 31, 2023, we had RMB784.8 million (US$110.5 million) cash and restricted cash and time deposits over three months deposit in Ping An Group, consisting of bank deposit and guarantee deposit to secure our obligation under the loan facility granted by Ping An Group.

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

ITEM 9.   THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs, each representing thirty of our ordinary shares, have been listed on the New York Stock Exchange since December 13, 2019. Our ADSs trade under the symbol “OCFT.” In 2021, 2022 and 2023, no significant trading suspensions occurred.

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

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of ordinary shares or ADSs. In particular, this summary is directed only to U.S. Holders that hold ordinary shares or ADSs as capital assets and does not address all of the tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, insurance companies, tax exempt entities, partnerships (including any entities or arrangements treated as partnerships for U.S. federal income tax purposes) and the partners therein, holders that own or are treated as owning 10% or more of our shares (measured by vote or value), persons holding ordinary shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate and gift taxes, the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or any alternative minimum tax consequences of acquiring, holding or disposing of ordinary shares or ADSs.

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

Our ADSs are listed on the New York Stock Exchange, and the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, there is a significant risk that we were a PFIC for our prior taxable year. Additionally, because the value of our assets generally is determined by reference to the price of our stock, the decline in the price of our stock has increased the risk that we might be treated as a PFIC for our current taxable year. The final determination of whether we may be classified a PFIC for the current taxable year, however, will not be able to be made until after the end of the year and will depend on all of the relevant facts and circumstances available at that time, including the composition and value of our assets (as implied by our stock price) throughout the remainder of the year.

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

Subject to generally applicable limitations and conditions, PRC dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021, and any PRC tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the PRC tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the PRC tax on dividends is uncertain, and we have not determined whether these requirements have been met. If the PRC dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the PRC tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders are urged to consult their tax advisors regarding the application of these rules to their particular situations.

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

Under the new foreign tax credit requirements adopted by the IRS in regulations promulgated in December 2021, a U.S. holder generally will not be entitled to a foreign tax credit for any PRC tax imposed on the sale or other taxable disposition of ADSs or ordinary shares, except in the case of either (i) a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Treaty or (ii) a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules under recently issued temporary guidance, and complies with specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the ADSs or ordinary shares generally will be U.S.-source gain or loss for U.S. foreign tax credit purposes (except to the extent that the U.S. holder establishes the right to treat any gain as foreign source income under the Treaty). Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. Holder who is not able to treat any gain (upon which the tax is imposed) as foreign source income under the Treaty may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the PRC tax is not a creditable tax or claimed as a credit by the U.S. Holder pursuant to the Treaty, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the ADSs or ordinary shares and any PRC tax imposed on such sale or disposition.

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

Based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, there is a significant risk that we were a PFIC for our prior taxable year. , Additionally, because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, and because the treatment of the VIEs for U.S. federal income tax purposes is not entirely clear, it is possible that we may become a PFIC in the current or a future year. In particular, because the value of our assets generally is determined by reference to the price of our stock and ADSs, the decline in the price of our stock and ADSs has increased the risk that we might be treated as a PFIC for our current taxable year. The final determination of whether we may be classified a PFIC for the current taxable year, however, will not be able to be made until after the end of the year and will depend on all of the relevant facts and circumstances available at that time, including the composition and value of our assets (as implied by our stock price) throughout the remainder of the year.

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

For financial assets measured at amortized cost from virtual bank, management developed independent and regular procedures to review the approvals of credit applications, structure levels of credit risk by setting limits on the exposure of risk, and review the ability of borrowers to meet repayment obligations, with monitoring on a revolving basis and performing periodic reviews. The credit programmes are managed on portfolio basis, and the limits on the level of credit risk by sectors are approved annually by the management. The exposure to credit risk is mitigated by obtaining relevant financial guarantees. For debt securities and interbank exposure under treasury portfolio, external ratings are used, which are continuously monitored and updated.

Liquidity risk

We manage liquidity risk by maintaining adequate cash and cash equivalents and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Our management believe that our current cash and cash equivalents and anticipated cash flows from operations, investment and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months from December 31, 2023.

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

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the year ended December 31, 2023, we did not receive any distribution from the depositary.

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

For the period from December 12, 2019, the date that the registration statement on Form F-1 of our initial public offering was declared effective by the SEC, to December 31, 2023, we have used approximately (i) RMB589.4 million (US$83.0 million) for enhancement of our platform and technology capabilities; (ii) RMB139.2 million (US$19.6 million) for international expansion and strategic investments; and (iii) RMB1,706.0 million (US$240.3 million) for general corporate purposes, including sales and marketing activities to enhance the Company’s brand and acquire customers. We still intend to use the remainder of the proceeds from our initial public offering and follow-on offering as disclosed in our registration statements.

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

Based on that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2022	2023
	RMB	RMB	US$

	(in thousands)
Audit fees(1)	16,501	16,374	2,325
Audit-related fees(2)	8,100	1,587	225
Tax fees(3)	1,023	631	90
All other fees(4)	2,127	1,062	150
Total	27,751	19,654	2,790

Note

(1)	Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant in relation to the audit of our annual financial statements.
(2)	Audit-related fees include fees billed in each of the fiscal years listed for the issue of comfort letter, rendering of listing advice and other audit-related services to the company, including its consolidated subsidiaries.
(3)	Tax fees include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
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

We did not repurchase any ADSs in 2023.

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

ITEM 16i. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks, ranging from the management of personnel, physical environment, network, access control, security events, business continuity and compliance.

We have also implemented a series of technical measures to detect, discover and block potential cybersecurity risks. We deploy security devices including denial-of-service (DDoS), web application firewall (WAF), intrusion prevention system (IPS), endpoint detection and response (EDR), and firewall in the network perimeter, and establish a security baseline for the network, hosts, middleware, and databases. We conduct regular vulnerability scanning and fix vulnerabilities. We have also established a security monitoring platform to deal with all kinds of security events in a timely manner.

As part of the aforementioned cybersecurity management processes, we engage a third-party professional institution to assess cybersecurity risks annually, to ensure that the risks can be detected and eliminated in a timely manner.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for the oversight of risks from cybersecurity threats, including full authority in monitoring, resolving, disclosing and otherwise handling matters related to or arising out of any cybersecurity incidents.

Our board of directors delegates its authorities and powers in managing risks associated with cybersecurity threats to our audit committee and our risk management committee, which is responsible for monitoring the risk management process and leading the process, respectively. Our risk management committee will report such risk to audit committee.

We have established an information security committee under the risk management committee. Our information security committee is chaired by our chief technology officer, who has over 20 years of industrial experience in security risk management and leads the overall assessment, identification and management of cybersecurity related threats. Our information security committee is responsible for (i) coordinating internal information security management and reviewing internal information security risks on a regular basis; (ii) reviewing internal information security policy and strategy; (iii) providing necessary resources to guarantee the implementation of our internal information security management work; (iv) making decision on the risks identified and eliminate such risks. At the same time, we have appointed specialized personnel responsible for promoting the specific work of information security.

PART III

ITEM 17.   FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.   FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.   EXHIBITS

Exhibit Number	Description of Document
1.1

Form of Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.1 of our Annual Report on Form 20-F (file No. 001-39147) as filed with the Securities and Exchange Commission on April 24, 2023)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)
2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

2.3

Form of Amendment No. 1 to Deposit Agreement among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder. (incorporated by reference to Exhibits (a)(2) from the post-effective amendment No. 1 to Form F-6 (file no. 333-244148) as filed with the Securities and Exchange Commission on November 30, 2022)

2.4

Post-effective Amendment No.1 to Form F-6 Registration Statement under the Securities Act of 1933 for Depositary Shares Evidenced by American Depositary Receipts (file no. 333-244148) as filed with the Securities and Exchange Commission on November 30, 2022)

2.5

Registration Rights Agreement between Registrant and other parties thereto date October 17, 2019 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

2.6

Description of Securities (incorporated herein by reference to Exhibit 2.6 of our Annual Report on Form 20-F (file No. 001-39147) as filed with the Securities and Exchange Commission on April 24, 2023)

4.1

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.2

English translation of the Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.3

English translation of the executed amended and restated equity pledge agreement entered into by and among Shenzhen OneConnect Technology, Shenzhen OneConnect, shareholders of Shenzhen OneConnect, Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou dated September 16, 2019 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.4

English translation of the executed amended and restated shareholder voting proxy agreement entered into by and among Shenzhen OneConnect Technology, Shenzhen OneConnect, subsidiaries of Shenzhen OneConnect, shareholders of Shenzhen OneConnect, Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou dated September 16, 2019 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13 2019)

4.5

English translation of the form letter of undertakings (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.6

English translation of the form spousal consent letters issued by the spouses of Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.7

English translation of the executed amended and restated exclusive business cooperation agreement entered into by and between Shenzhen OneConnect Technology and Shenzhen OneConnect dated September 16, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.8

English translation of the executed amended and restated exclusive equity option agreement entered into by and among Shenzhen OneConnect Technology, Shenzhen OneConnect, shareholders of Shenzhen OneConnect, Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou dated September 16, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.9

English translation of the executed amended and restated exclusive asset purchase option agreement entered into by and among Shenzhen OneConnect Technology, Shenzhen OneConnect, shareholders of Shenzhen OneConnect, Jie Li, Liang Xu, Wenjun Wang and Wenwei Dou dated September 16, 2019 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.10

English translation of Strategic Cooperation Agreement between the Registrant and Ping An Insurance (Group) Company of China, Ltd. dated July 11, 2019 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

4.11

English translation of 2017 Stock Incentive Plan (amended and restated on September 10, 2019 and September 28, 2020 and further amended and restated on June 24, 2022 with effect from the date of the Hong Kong Listing) of the Registrant (incorporated herein by reference to Exhibit 4.11 of our Annual Report on Form 20-F (file No. 001-39147) as filed with the Securities and Exchange Commission on April 24, 2023)

8.1*	Significant Subsidiaries and VIE of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Haiwen & Partners
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
97.1*	Policy for the Recovery of Erroneously Awarded Compensation of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104.*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith
**	Furnished herewith
†	Certain portions of these exhibits have been omitted as confidential

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Mr. Yongtao Luo
	Name:	Mr. Yongtao Luo
	Title:	Chief Financial Officer

Date: April 23, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OneConnect Financial Technology Co., Ltd.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of OneConnect Financial Technology Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of OneConnect Financial Technology Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022 and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Goodwill Impairment Assessment

As described in Notes 4(d) and 14 to the consolidated financial statements, the Company’s consolidated goodwill balance was RMB 289,161 thousands as of December 31, 2023. Goodwill impairment reviews are undertaken by management at least annually or more frequently if events or changes in circumstances indicate a potential impairment. As a result of the impairment test performed by management at the end of 2023, it was determined that the recoverable amount of the cash generating unit, to which the goodwill was allocated, exceeded its carrying value and therefore no impairment was recorded. The recoverable amount of cash generating unit was determined based on value-in-use using cash flow projections. The significant assumptions used in the goodwill impairment assessment included revenue growth rates, long-term growth rate, profit margin and pre-tax discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are there were significant estimations and judgments by management when developing the value-in-use calculation of the cash generating unit. This in turn led to a high degree of auditor judgment, effort, and subjectivity in performing procedures, and in evaluating the related audit evidence over management’s cash flow projections and significant assumptions related to the revenue growth rates, long-term growth rate, profit margin and pre-tax discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

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

Impairment loss allowance for trade receivables and contract assets

As described in Notes 4(a), 5.1(b)(ii), 6.2(c) and 19 to the consolidated financial statements, as of December 31, 2023, the gross balance of trade receivables and contract assets were RMB 779,458 thousands and RMB 153,204 thousands, respectively, and the impairment loss allowances for these assets were RMB 68,789 thousands and RMB 57,379 thousands, respectively. The impairment loss allowances were determined using the expected credit loss (“ECL”) model. Management applied the simplified approach in determining ECL which used a lifetime expected impairment loss allowance for all trade receivables and contract assets. Management grouped trade receivables and contract assets based on their shared credit risk characteristics and the age of the underlying receivables, and then determined the impairment loss allowance on the basis of exposure at default and ECL rates, which considered historical credit loss experience adjusted to reflect current and forward-looking information.

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

Recognition of deferred tax assets

As described in Notes 4(b) and 34 to the consolidated financial statements, the Company’s deferred tax assets were RMB 768,276 thousands as of December 31, 2023. The recognition of deferred tax assets was based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in future periods, against which existing deductible temporary differences can be utilized. To determine the future taxable profits, reference was made to the latest available profit forecasts. Where the temporary difference is related to the carry-forward of operating losses, relevant tax law was considered on a jurisdictional basis to determine the availability of such losses to offset future taxable profits.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating the deferred tax assets recognition process, including controls over the forecast of future taxable profits used to support the recognition of the deferred tax assets. These procedures also included, among others, evaluating the reasonableness of the forecasted future taxable profits used to support the recognition of the deferred income assets by (i) considering the results of a retrospective comparison of forecasted taxable profits in prior year to actual results in the current year; (ii) comparison of revenue growth rate and profit margin in the current year forecast to historical results and industry trends; and (iii) comparing whether the forecast was consistent with evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 23, 2024

We have served as the Company’s auditor since 2018

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	Year ended December 31,
		2021	2022	2023
		RMB’000	RMB’000	RMB’000
Revenue	6	4,132,357	4,464,002	3,667,508
-Technology Solutions		4,098,037	4,357,462	3,521,591
-Virtual Bank Business		34,320	106,540	145,917
Cost of revenue	7	(2,695,706)	(2,828,986)	(2,318,103)
Gross profit		1,436,651	1,635,016	1,349,405

Research and development expenses	7	(1,353,018)	(1,417,691)	(955,201)
Selling and marketing expenses	7	(588,380)	(411,356)	(275,351)
General and administrative expenses	7	(841,685)	(824,711)	(504,970)
Net impairment losses on financial and contract assets	5.1(b)	(72,229)	(33,639)	(53,950)
Other income, gains or loss‑net	9	13,921	70,818	71,855
Operating loss		(1,404,740)	(981,563)	(368,212)

Finance income	10	28,823	14,709	29,580
Finance costs	10	(76,637)	(37,173)	(20,532)
Finance (costs)/income – net	10	(47,814)	(22,464)	9,048
Share of gain of associate and joint venture - net	15	9,946	24,852	4,607
Impairment charges on associate	15	—	(10,998)	(7,157)
Loss before income tax		(1,442,608)	(990,173)	(361,714)

Income tax benefit/ (expense)	11	112,095	62,147	(9,762)

Loss for the year		(1,330,513)	(928,026)	(371,476)

Loss attributable to:
- Owners of the Company		(1,281,699)	(872,274)	(362,715)
- Non‑controlling interests		(48,814)	(55,752)	(8,761)
		(1,330,513)	(928,026)	(371,476)
Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
- Foreign currency translation differences		(152,542)	69,454	3,880
- Changes in the fair value of debt instruments measured at fair value through other comprehensive income		(16)	5,324	500
Items that will not be subsequently reclassified to profit or loss
- Foreign currency translation differences		—	356,691	22,336
- Changes in the fair value of equity investments measured at fair value through other comprehensive income		(1,796)	—	—
		(154,354)	431,469	26,716
Total comprehensive loss for the year		(1,484,867)	(496,557)	(344,760)

Total comprehensive loss attributable to:
- Owners of the Company		(1,436,053)	(440,805)	(335,999)
- Non‑controlling interests		(48,814)	(55,752)	(8,761)
		(1,484,867)	(496,557)	(344,760)
Loss per share attributable to owners of the Company (expressed in RMB per share)
- Basic and diluted	12	(1.16)	(0.80)	(0.33)

Loss per ADS attributable to owners of the Company (expressed in RMB per share)
- Basic and diluted	12	(34.69)	(23.90)	(9.99)

The accompanying notes are an integral part of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

		As at December 31,
	Note	2022	2023
		RMB’000	RMB’000
ASSETS
Non‑current assets
Property and equipment	13	151,401	85,076
Intangible assets	14	570,436	471,371
Deferred tax assets	34	765,959	768,276
Investments accounted for using the equity method	15	199,200	—
Financial assets measured at fair value through other comprehensive income	17	821,110	1,372,685
Restricted cash and time deposits over three months	23	—	5,319
Prepayments and other receivables	20	—	6,663
Total non‑current assets		2,508,106	2,709,390

Current assets
Trade receivables	19	940,989	710,669
Contract assets	6	122,628	95,825
Prepayments and other receivables	20	1,078,604	905,691
Financial assets measured at amortized cost from virtual bank	21	44	3,081
Financial assets measured at fair value through other comprehensive income	17	1,233,431	853,453
Financial assets at fair value through profit or loss	22	690,627	925,204
Derivative financial assets	32	56,363	38,008
Restricted cash and time deposits over three months	23	343,814	447,564
Cash and cash equivalents	24	1,907,776	1,379,473
Total current assets		6,374,276	5,358,968
Total assets		8,882,382	8,068,358

EQUITY AND LIABILITIES
Equity
Share capital	25	78	78
Shares held for share incentive scheme	27	(149,544)	(149,544)
Other reserves	26	10,953,072	10,989,851
Accumulated losses		(7,510,899)	(7,873,614)
Equity attributable to equity owners of the Company		3,292,707	2,966,771
Non‑controlling interests		(14,652)	(18,979)
Total equity		3,278,055	2,947,792

LIABILITIES
Non‑current liabilities
Trade and other payables	28	132,833	28,283
Contract liabilities	6	19,977	17,126
Deferred tax liabilities	34	5,196	2,079
Total non‑current liabilities		158,006	47,488

Current liabilities
Trade and other payables	28	2,531,273	1,981,288
Payroll and welfare payables		431,258	385,908
Contract liabilities	6	166,650	138,563
Short‑term borrowings	29	289,062	251,732
Customer deposits	30	1,929,183	2,261,214
Other financial liabilities from virtual bank	31	89,327	54,373
Derivative financial liabilities	32	9,568	—
Total current liabilities		5,446,321	5,073,078
Total liabilities		5,604,327	5,120,566

Total equity and liabilities		8,882,382	8,068,358

The accompanying notes are an integral part of these consolidated financial statements.

The financial information on pages F6 to F95 were approved by the Board of Directors on April 23, 2024 and were signed on its behalf.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the Company
			Shares held for
			share incentive		Accumulated		Non‑controlling
		Share capital	scheme	Other reserves	losses	Total	interest	Total equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at January 1, 2021		78	(87,714)	10,639,931	(5,356,926)	5,195,369	89,914	5,285,283

Loss for the year		—	—	—	(1,281,699)	(1,281,699)	(48,814)	(1,330,513)
Other comprehensive income, net of tax
- Foreign currency translation differences	26	—	—	(152,542)	—	(152,542)	—	(152,542)
- Fair value changes on financial assets measured at fair value through other comprehensive income		—	—	(1,812)	—	(1,812)	—	(1,812)
Total comprehensive loss for the year		—	—	(154,354)	(1,281,699)	(1,436,053)	(48,814)	(1,484,867)

Transactions with equity holders:
Share‑based payments:
- Value of employee services and business cooperation arrangements	27	—	—	25,409	—	25,409	—	25,409
- Vesting of shares under Restricted Share Unit Scheme		—	700	(700)	—	—	—	—
- Exercise of shares under Share Option Scheme		—	6,912	2,345	—	9,257	—	9,257
Total transactions with equity holders at their capacity as equity holders for the year		—	7,612	27,054	—	34,666	—	34,666

As at December 31, 2021		78	(80,102)	10,512,631	(6,638,625)	3,793,982	41,100	3,835,082

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to owners of the Company
			Shares
			held for
			share incentive		Accumulated		Non‑controlling
	Note	Share capital	scheme	Other reserves	losses	Total	interest	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at January 1, 2022		78	(80,102)	10,512,631	(6,638,625)	3,793,982	41,100	3,835,082

Loss for the year		—	—	—	(872,274)	(872,274)	(55,752)	(928,026)
Other comprehensive income, net of tax
- Foreign currency translation differences	26	—	—	426,145	—	426,145	—	426,145
- Fair value changes on financial assets measured at fair value through other comprehensive income		—	—	5,324	—	5,324	—	5,324
Total comprehensive loss for the year		—	—	431,469	(872,274)	(440,805)	(55,752)	(496,557)

Transactions with equity holders:
Share-based payments:
- Value of employee services and business cooperation arrangements	27	—	—	13,361	—	13,361	—	13,361
- Vesting of shares under Restricted Share Unit Scheme		—	4,720	(4,720)	—	—	—	—
- Exercise of shares under Share Option Scheme		—	830	331	—	1,161	—	1,161
- Repurchase of shares		—	(74,992)	—	—	(74,992)	—	(74,992)
Total transactions with equity holders at their capacity as equity holders for the year		—	(69,442)	8,972	—	(60,470)	—	(60,470)

As at December 31, 2022		78	(149,544)	10,953,072	(7,510,899)	3,292,707	(14,652)	3,278,055

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to owners of the Company
			Shares held for
			share incentive		Accumulated		Non-controlling
	Note	Share capital	scheme	Other reserves	losses	Total	interest	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at January 1, 2023		78	(149,544)	10,953,072	(7,510,899)	3,292,707	(14,652)	3,278,055

Loss for the year		—	—	—	(362,715)	(362,715)	(8,761)	(371,476)
Other comprehensive income, net of tax
- Foreign currency translation differences	26	—	—	26,216	—	26,216	—	26,216
- Fair value changes on financial assets measured at fair value through other comprehensive income		—	—	500	—	500	—	500
Total comprehensive loss for the year		—	—	26,716	(362,715)	(335,999)	(8,761)	(344,760)

Transactions with equity holders:
Share-based payments:
- Value of employee services and business cooperation arrangements	27	—	—	14,497	—	14,497	—	14,497
- Transactions with non-controlling interests	28(ii)	—	—	(4,434)	—	(4,434)	4,434	—
Total transactions with equity holders at their capacity as equity holders for the year		—	—	10,063	—	10,063	4,434	14,497

As at December 31, 2023		78	(149,544)	10,989,851	(7,873,614)	2,966,771	(18,979)	2,947,792

The accompanying notes are an integral part of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2021	2022	2023
	Note	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash used in operations	35(a)	(383,704)	(720,786)	(637,746)
Income tax paid		(20,630)	(25,198)	(10,715)
Net cash used in operating activities		(404,334)	(745,984)	(648,461)

Cash flows from investing activities
Payment for acquisition of subsidiaries, net of cash acquired		(11,060)	—	—
Payments for property and equipment		(45,553)	(22,066)	(5,981)
Payments for intangible assets		(82,463)	(45,877)	(31,488)
Payment for loans to related parties		(3,515)	—	—
Payments for financial assets measured at fair value through other comprehensive income		(16,661)	(614,772)	(1,867,657)
Payments for Investment in Jointly controlled entities	15	—	—	(2,550)
Payments for financial assets at fair value through profit or loss		(7,577,741)	(2,706,721)	(914,500)
(Payments)/Proceeds for settlement of derivatives		(138,634)	16,491	40,342
Release of restricted cash and time deposits over three months, net		1,206,607	922,818	207,896
Proceeds from sales of property and equipment		1,019	9,467	699
Receipts of loans to related parties		—	1,900	1,600
Proceeds from sales of financial assets measured at fair value through other comprehensive income		16,833	193,495	1,991,143
Proceeds from disposal of investment in associate	15	—	—	199,200
Proceeds from sales of financial assets at fair value through profit or loss		7,019,968	4,092,407	686,626
Interest received on financial assets at fair value through profit or loss		19,635	26,027	13,304
Net cash generated from investing activities		388,435	1,873,169	318,634

Cash flows from financing activities
Proceeds from short‑term borrowings	35(c)	912,900	313,000	235,000
Proceeds from exercise of shares under share incentive scheme		9,257	1,161	—
Payments for lease liabilities	35(c)	(96,139)	(76,734)	(60,922)
Repayments of short‑term borrowings	35(c)	(2,376,945)	(836,429)	(273,000)
Interest paid	35(c)	(60,854)	(20,072)	(11,403)
Transactions with non-controlling interests		—	—	(15,000)
Payments for shares held for share incentive scheme		—	—	(88,280)
Payments for shares repurchase	27	—	(74,992)	—
Net cash used in financing activities		(1,611,781)	(694,066)	(213,605)

Net (decrease)/increase in cash and cash equivalents		(1,627,680)	433,119	(543,432)
Cash and cash equivalents at the beginning of the year		3,055,194	1,399,370	1,907,776
Effects of exchange rate changes on cash and cash equivalents		(28,144)	75,287	15,129
Cash and cash equivalents at the end of year		1,399,370	1,907,776	1,379,473

The accompanying notes are an integral part of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information and basis of presentation

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

These financial statements are presented in Renminbi (“RMB”), unless otherwise stated.

1.2   Organization and principal activities

As at December 31, 2023, the Company had direct or indirect interests in the following major subsidiaries(which are all corporations) including consolidated structured entities.

				Equity interest held
	Place and date of	Principal activities	Issued and	by the Group
	incorporation/	and place of	paid-in capital/	As at December 31
Company name	establishment	operations	Registered capital	2022	2023	Note
Subsidiaries
Jin Tai Yuan Limited	British Virgin Islands /October 27, 2017	Investment holding, BVI	USD747,940,498	100%	100%
Jin Cheng Long Limited	Hong Kong /October 30, 2017	Investment holding, Hong Kong, the PRC.	USD747,940,498	100%	100%
OneConnect Financial Technology (Hong Kong) Limited	Hong Kong /March 15, 2018	Software and technology service, information transmission, Hong Kong, the PRC.	USD1	100%	100%
OneConnect Financial Technology (Singapore) Co., Pte. Ltd.	Singapore /March 26, 2018	Software and technology service, information transmission, Singapore.	SGD47,900,000	100%	100%
PT OneConnect Financial Technology Indonesia	Indonesia/December 04, 2018	Software and technology service, information transmission, Indonesia.	IDR10,000,000,000	100%	100%
Ping An OneConnect Bank (Hong Kong) Limited (“OneConnect Bank”)	Hong Kong/December 07, 2018	Banking service, Hong Kong, the PRC.	USD38,216,561 and HKD 1,200,000,000	100%	100%
Shenzhen OneConnect Technology Services Co.,Ltd(“Shenzhen OneConnect Technology”)	the PRC /January 04, 2018	Technology promotion and computer application services, Shenzhen, the PRC.	RMB4,903,181,996/RMB4,960,000,000	100%	100%

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1     General information and basis of presentation (Continued)

1.2  Organization and principal activities (Continued)

				Equity interest held
	Place and date of		Issued and	by the Group
	incorporation/	Principal activities and	paid-in capital/	As at December 31
Company name	establishment	place of operations	Registered capital	2022	2023	Note
Subsidiaries (Continued)
Beijing Vantage Point Technology Co., Ltd. (“Vantage Point Technology”)	the PRC /July 18, 2008	Software and technology service, information transmission, Beijing, the PRC.	RMB13,333,529	51.67%	51.67%	(i)
Shenzhen OneConnect Information Technology Service Company Limited (“Shenzhen OneConnect Information Technology”)	the PRC/January 31, 2019	Software and technology service, information transmission, Shenzhen, the PRC.	RMB100,000,000	51%	51%
Beijing BER Technology Company Ltd. (“BER Technology”)	the PRC/March 30,2006	Software and technology service, information transmission, Shenzhen, the PRC.	RMB22,950,000	80%	100%	(i)
Zhang Tong Shun (Guangzhou) Technology Co., Ltd. (“Zhang Tong Shun”)	the PRC/May 9, 2019	Information technology advisory services, Guangzhou, the PRC.	RMB10,000,000	100%	100%	(i)
VIEs
OneConnect Smart Technology Co., Ltd. (Shenzhen) (“Shenzhen OneConnect”)	the PRC / September 15, 2017	Software and technology service, information transmission, Shenzhen, the PRC.	RMB1,200,000,000	100%	100%
Shenzhen E-Commerce Safety Certificates Administration Co., Ltd. (“Shenzhen CA”)	the PRC/August 11, 2000	E-commerce security certificate administration, Shenzhen, the PRC.	RMB543,500,000	98.9%	98.9%	(i)
Subsidiaries of the VIEs
Shanghai OneConnect Financial Technology Co., Ltd. (“Shanghai OneConnect”) *	the PRC / December 29, 2015	Software and technology service, asset management and consulting, Shanghai, the PRC.	RMB1,200,000,000	100%	100%
Shenzhen Kechuang Insurance Assessment Co., Ltd. (“Kechuang”) *	the PRC / August 27, 2001	Insurance survey and loss adjustment, Shenzhen, the PRC.	RMB4,000,000	100%	100%
Shenzhen OneConnect Chuangpei Technology Co., Ltd. (“Chuangpei”) *	the PRC / June 1, 2016	Software and technology service, information transmission, Shenzhen, the PRC.	RMB10,000,000	100%	100%
Zhuhai Yirongtong Asset Management Co., Ltd. (“Yirongtong”) *	the PRC / June 21, 2016	Asset management and consulting, Zhuhai, the PRC.	RMB12,000,000	100%	100%
Ping An OneConnect Cloud Technology Co., Ltd. (“OneConnect Cloud Technology”)	the PRC / June 27, 2016	Software and technology service, information transmission, Shenzhen, the PRC.	RMB500,000,000	100%	100%

* Subsidiaries of Shenzhen OneConnect

Note:

(i)	The subsidiaries were acquired by the Group through business combination.

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

(c)   Risks in relation to the VIEs

In the opinion of the Company’s management, the Contractual Arrangements discussed above have resulted in the Company, Shenzhen OneConnect Technology and Zhang Tong Shun having the power to direct activities that most significantly impact the VIEs, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs at its discretion. The Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital, capital reserve and PRC statutory reserves of the VIEs totalling RMB1,774 million and RMB 1,782 million as of December 31, 2022 and 2023, respectively. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its Internet-related business mainly through the VIEs, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss. As the VIEs organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of Shenzhen OneConnect Technology and Zhang Tong Shun for the liabilities of the VIEs, and Shenzhen OneConnect Technology and Zhang Tong Shun do not have the obligation to assume the liabilities of these VIEs.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1     General information and basis of presentation (Continued)

1.2  Organization and principal activities (Continued)

(c)   Risks in relation to the VIEs (Continued)

The following are major financial statements amounts and balances of the Group’s VIEs and subsidiaries of VIEs (i.e. Shenzhen OneConnect, Shenzhen CA and their subsidiaries) of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023.

	As at December 31,
	2022	2023
	RMB’000	RMB’000
Total current assets	3,865,127	3,058,529
Total non‑current assets	906,455	603,914
Total assets	4,771,582	3,662,443
Total current liabilities	7,645,984	6,676,641
Total non‑current liabilities	27,902	24,291
Total liabilities	7,673,886	6,700,932

	For the year ended
	December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Total revenue	3,723,306	4,064,707	3,261,285
Net loss	(708,699)	(195,819)	(68,079)
Net cash used in operating activities	(439,174)	(618,574)	(149,778)
Net cash generated from investing activities	3,633	918,498	75,598
Net cash generated from/ (used in) financing activities	108,564	368,778	(508,121)
Net (decrease)/increase in cash and cash equivalents	(326,977)	668,702	(582,301)
Cash and cash equivalents, beginning of the year	564,527	237,550	906,252
Cash and cash equivalents, end of the year	237,550	906,252	323,951

The above financial statements amounts and balances have included intercompany transactions which have been eliminated on the Company’s consolidated financial statements.

As of December 31, 2022 and 2023, the total assets of Group’s VIEs were mainly consisting of cash and cash equivalents, trade receivable, contract assets, prepayments and other receivables, financial assets at fair value through profit or loss, property and equipment, intangible assets and deferred tax assets. As of December 31, 2022 and 2023, the total liabilities of VIEs were mainly consisting of trade and other payables, payroll and welfare payables, contract liabilities and short-term borrowings.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2     Basis of preparation and changes in accounting policies

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

2.1  Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets measured at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial assets and liabilities, which are carried at fair value and subsequent changes are recognized in the statement of comprehensive income.

The preparation of the consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 below.

2.2  Recent accounting pronouncements

(a)   New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2023:

●	IFRS 17 Insurance Contracts
●	Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies
●	Amendments to IAS 8 – Definition of Accounting Estimates
●	Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction
●	Amendment to IAS 12 – International tax reform – pillar two model rules

The amendments listed above did not have material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2      Basis of preparation and changes in accounting policies (Continued)

2.2  Recent accounting pronouncements (Continued)

(b)   New standards and amendments to standards and interpretations not yet adopted

Several new standards and amendments to standards and interpretations have been issued but not effective during the year 2023 and have not been early adopted by the Group in preparing these consolidated financial statements:

Effective for annual periods beginning on or after
Amendments to IAS 1 – Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IAS 1 – Non-current liabilities with covenants	January 1, 2024
Amendments to IFRS 16 – Lease liability in sale and leaseback	January 1, 2024
Amendments to IAS 7 and IFRS 7 – Supplier finance arrangements	January 1, 2024
Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined
Amendments to IAS 21 – Lack of Exchangeability	January 1, 2025

The above new standards, new interpretations and amended standards are not expected to have a material impact on the consolidated financial statements of the Group.

3      Summary of accounting policy information

3.1Material accounting policies

3.1.1 Revenue recognition

Revenue represents the amount of consideration the Group is entitled to upon the transfer of promised goods or services in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). Revenues are recognized when or as control of the asset or service is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3      Summary of accounting policy information (Continued)

3.1   Material accounting policies (Continued)

3.1.1 Revenue recognition (Continued)

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

Only the contracts for business origination services (Note 3.1.1(b)) contain significant financing components. As a practical expedient, the Group does not account for financing components if the period between when the Group transfers the promised goods or services to the customer and when the customer pays for those goods or services is one year or less.

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3     Summary of accounting policy information (Continued)

3.1  Material accounting policies (Continued)

3.1.1 Revenue recognition (Continued)

(a)	Implementation and post-implementation support services

Implementation services represent customer-specific software development or customization services provided to customers for the use of the Group’s software in cloud offerings or on-premise IT environment. The implementation contract is either on a time and material basis or fixed-fee basis. The Group invoices fees for implementation services based on actual time and materials incurred to date or according to pre-agreed payment schedules. After development, license to use the software is granted to the customer with an indefinite life. The customer cannot benefit from the implementation service on its own without the license. The perpetual license is a result of the implementation service. The implementation service and the perpetual license are highly interrelated and within the context of the contract, the promise of the Group is to transfer the implementation service together with the perpetual license as one output to its customers. Both the implementation service and the perpetual license to use the software are not distinct and thus should be combined together as one performance obligation. And there is no sales/usage-based royalty for the license to use the software in the arrangement.

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

For implementation services, revenue is recognized over time if the Group’s performance (i) provides all of the benefits received and consumed simultaneously by the customer, (ii) creates and enhances an asset that the customer controls as the Group performs, or (iii) does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. Accordingly, revenue for implementation contracts is recognized over the contract terms by reference to the progress of work performed, which is measured based on costs incurred toward satisfying the performance obligation, relative to total costs expected to be incurred to the complete satisfaction of the performance obligation. Otherwise revenue is recognized at a point in time when control of the promised services is transferred to the customer.

For post-implementation support services, the performance obligation is to stand ready to provide technical support and unspecified updates and upgrades on a when-and-if-available basis. The customers simultaneously receive and consume the benefits of these support services as the Group performs and revenue is recognized based on time elapsed and thus ratably over the term of the support arrangement.

(b)	Transaction based service

The Group derives its transaction based service revenue primarily from business origination services, risk management services, operation support services and other services.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3     Summary of accounting policy information (Continued)

3.1  Material accounting policies (Continued)

3.1.1 Revenue recognition (Continued)

(b)	Transaction based service (Continued)

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

For contracts which the Group charges its customers based on usage of the services at fixed charge rates, and invoices the fees on periodical basis, the revenue from these services is recognized at a point in time when the customers receive and consume the benefits of these services each time the Group performs, based on the amount charged for such services.

For contracts which the Group charges its customers based on the term of services and invoices the fee on periodical basis, and the performance obligation is to stand ready to provide operation support, the customers simultaneously receive and consume the benefits of these support services as the Group performs and revenue is recognized over time based on time elapsed and thus ratably over the term of the support arrangement.

When the consideration receivable is different from the revenue recognized, a “contract asset” or “contract liability” shall be recognized in the consolidated statement of financial position.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3     Summary of accounting policy information (Continued)

3.1  Material accounting policies (Continued)

3.1.1 Revenue recognition (Continued)

(b)	Transaction based service (Continued)

Risk management services

Risk management services mainly represent credit risk assessment, identity verification service, risk management services used in insurance loss assessment and anti-fraud services provided to financial institutions.

For risk management services contracts, the Group normally charges its customers based on usage of the services at fixed charge rates, and invoices the fees on periodical basis. The revenue from these services is recognized at a point in time when the customers receive and consume the benefits of these services each time the Group performs, based on the amount charged for such services.

Cloud platform services

Cloud platform services mainly represent providing financial institutions with value-added services including computing, storage, database and backup services on a variety of cloud infrastructures. For cloud platform contracts, the Group normally charges its customers based on usage of the services at fixed charge rates, and invoices the fees on periodical basis. The revenue from these services is recognized over time based on time elapsed and thus ratably over the contract terms when the customers receive and consume the benefits of these services.

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3      Summary of accounting policy information (Continued)

3.1   Material accounting policies (Continued)

3.1.2 Intangible assets

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

Directly attributable costs that are capitalized mainly include employee costs and technology service fees.

Research expenditure and development expenditure that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

The useful lives of intangible assets are assessed by the period of bringing economic benefits for the Group.

The useful lives of intangible assets excluding development cost in progress are set as follows:

Expected useful life
●Application and platform	3 - 10 years
●Purchased software	3 - 10 years
●Business licenses	3 - 5 years

Intangible assets with finite lives are subsequently amortized on the straight-line basis over the useful economic life. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed, and adjusted if appropriate, at least at each year end.

Intangible assets with indefinite useful lives and development costs in progress are not amortized, but are subject to annual impairment assessment.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3      Summary of accounting policy information (Continued)

3.1   Material accounting policies (Continued)

3.1.3 Impairment of non-financial assets

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3      Summary of accounting policy information (Continued)

3.1   Material accounting policies (Continued)

3.1.4 Financial assets

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3     Summary of accounting policy information (Continued)

3.1  Material accounting policies (Continued)

3.1.4 Financial assets (Continued)

Recognition and measurement (Continued)

(a)	Debt instruments (Continued)
●	Fair value through profit or loss (“FVPL”): Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other income, gains or loss in the period in which it arises.
(b)	Equity instruments

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

(c)Impairment

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

For trade receivables and contract assets, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the assets. The impairment matrix is determined based on historical observed default rates over the expected life of the contract assets and trade receivables with similar credit risk characteristics and is adjusted for forward-looking estimates. At every reporting date the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

Impairment on other receivables are measured as either 12-month expected credit losses or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition. If a significant increase in credit risk of a receivable has occurred since initial recognition, then impairment is measured as lifetime expected credit losses.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3     Summary of accounting policy information (Continued)

3.1  Material accounting policies (Continued)

3.1.5 Share-based payments

An equity-settled share-based compensation plan was granted to the employees and non-employees, under which the entity receives services from employees and non-employees as consideration for equity instruments (options) of the Group. The fair value of the services received in exchange for the grant of the options is recognized as an expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted:

●including any market performance;
●excluding the impact of any service and non-market performance vesting conditions;
●including the impact of any non-vesting conditions

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

3.1.6 Tax

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3     Summary of accounting policy information (Continued)

3.1  Material accounting policies (Continued)

3.1.6 Tax (Continued)

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

3.2Summary of other accounting policies

3.2.1  Principles of consolidation and equity accounting

3.2.1.1  Subsidiaries

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3     Summary of accounting policy information (Continued)

3.2Summary of other accounting policies (Continued)

3.2.1  Principles of consolidation and equity accounting (Continued)

3.2.1.2  Investments accounted for using the equity method

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3     Summary of accounting policy information (Continued)

3.2Summary of other accounting policies (Continued)

3.2.2  Structured Entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only, and the relevant activities are directed by means of contractual or related arrangements.

The Group determines whether it is an agent or a principal in relation to those structured entities in which the Group acts as an asset manager on management’s judgement. If an asset manager is agent, it acts primarily on behalf of others and so does not control the structured entity. It may be principal if it acts primarily for itself, and therefore controls the structured entity. The unconsolidated structured entities in which the Group acts as an asset manager is set out in Note 37.

3.2.3  Business combination

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

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill.

3.2.4  Foreign currency translation

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3     Summary of accounting policy information (Continued)

3.2Summary of other accounting policies (Continued)

3.2.4  Foreign currency translation (Continued)

Transactions and balances (Continued)

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

3.2.5  Derivative financial instruments

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

3.2.6  Trade receivables

Trade receivables are amounts due from customers for products sold or services performed in the ordinary course of business. If collection of trade and other receivables is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The Group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. See Note 19 for further information about the Group’s accounting for trade receivables and Note 5 and Note 3.1.4 for a description of the Group’s impairment policies.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3     Summary of accounting policy information (Continued)

3.2Summary of other accounting policies (Continued)

3.2.7  Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.2.8  Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

3.2.9  Leases

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

Right-of-use assets related to lease of properties are recorded under property and equipment (Note 13). Lease liabilities are recorded under trade and other payables (Note 28).

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3     Summary of accounting policy information (Continued)

3.2Summary of other accounting policies (Continued)

3.2.10  Property and equipment

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

3.2.11Financial liabilities

The Group, at initial recognition, classifies financial liabilities as either financial liabilities subsequently measured at amortised cost or financial liabilities at fair value through profit or loss.

Except for derivative financial instruments (Note 3.2.5), the Group’s financial liabilities are mainly financial liabilities measured at amortised cost, including trade and other payables, short-term borrowings, customer deposits and other financial liabilities from virtual bank, etc. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement.

Where the present obligations of financial liabilities are discharged, cancelled or when they are expired, the Group derecognizes these financial liabilities. The differences between the carrying amounts and the consideration received are recognized in profit or loss.

Financial liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3     Summary of accounting policy information (Continued)

3.2Summary of other accounting policies (Continued)

3.2.12  Employee benefits

(a)Pension obligations

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

(b)Housing benefits

The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each period.

(c)Medical benefits

The Group makes monthly contributions for medical benefits to the local authorities in accordance with relevant local regulations for the employees. The Group’s liability in respect of employee medical benefits is limited to the contributions payable in each period.

3.2.13  Interest income

Interest income from virtual bank is included in the revenue (Note 6).

Interest income from financial assets that are held for cash management purposes is included in finance income, see finance income (Note 10) below.

Interest income from financial assets at FVPL and any other interest income is included in the net gains/(losses), see other income (Note 9) below.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

3.2.14  Dividend income

Dividend income is recognized when the right to receive payment is established.

3.2.15  Government grants

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

4     Critical accounting estimates and judgments

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

Details of the methodology and key inputs used are disclosed in Note 5.1(b)(ii).

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

The deferred tax assets recognized as at December 31, 2022, 2023 were mainly attributable to major operating companies in Mainland China, which are eligible for preferential tax policies applicable for the qualification of “High and New Technology Enterprise” , and being entitled to a preferential income tax rate of 15% and the number of years that deductible tax losses can be utilized is extended to 10 years.

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

(c)	Recognition of share-based compensation expenses

As mentioned in Note 27, equity-settled share-based compensation schemes were established for the employees. The directors have used applicable models to determine the grant date fair value of the options or restricted shares granted to employees, which is to be expensed over the vesting period. Significant estimate on assumptions, such as the underlying equity value, risk-free interest rate, expected volatility and dividend yield, is required to be made by the directors in applying the relevant models. The values of options or restricted shares are subject to subjectivity and uncertainty relating to the assumptions and limitation of the model used to estimate such values. In addition, The Group is required to estimate the percentage of grantees that will remain in employment with the Group and whether the performance conditions for vesting will be met at the end of the vesting period. The Group only recognizes an expense for those share options or restricted shares expected to vest over the vesting period.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Critical accounting estimates and judgments (Continued)

(d)	Impairment of intangible assets including goodwill

The Group is required to test impairment for goodwill, and intangible assets not ready for use on an annual basis or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Other intangible assets are tested whenever events or changes in circumstances indicate that the carrying amount of those assets exceeds its recoverable amount. Intangible assets are tested for impairment based on the recoverable amount of the cash generating unit (“CGU”) to which these assets are related. The recoverable amount is determined based on the higher of fair value less costs to sell and value in use.

Determination of the value in use is an area involving management judgment in order to assess whether the carrying value of intangible assets can be supported by the net present value of future cash flows. In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain areas including management’s expectations of (i) revenue growth rates; (ii) long-term growth rate; (iii) pre-tax discount rate; and (iv) profit margin.

Details of the methodology and key inputs used are disclosed in Note 14.

(e)	Consolidation of VIEs

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

5     Management of financial risk

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

5.1  Financial risk factors

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Management of financial risk (Continued)

5.1  Financial risk factors (Continued)

(a)   Market risk (Continued)

Currency risk (Continued)

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

	At December 31,
	2021	2022	2023

	Impact on post tax profit
	RMB’000	RMB’000	RMB’000
USD+5%	(4,028)	1,752	(16,596)
USD -5%	4,028	(1,752)	16,596

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

Interest rate risk of the Group is mainly from mismatches in the interest rate profiles of assets, liabilities and capital instruments in Virtual Bank Business. The sensitivity analysis on earnings and economic value is described as follows:

	As at December 31, 2023
RMB million	HKD	USD	RMB

Impact on earnings over the next 12 months if interest rates rise by 200 basis points	(15)	3	—
Impact on economic value if interest rates rise by 200 basis points	(43)	(3)	—

	As at December 31, 2022
RMB million	HKD	USD	RMB

Impact on earnings over the next 12 months if interest rates rise by 200 basis points	(9)	9	1
Impact on economic value if interest rates rise by 200 basis points	(25)	(1)	—

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Management of financial risk (Continued)

5.1  Financial risk factors (Continued)

(b)	Credit risk
(i)	Credit risk management

The Group’s credit risk is mainly associated with cash and cash equivalents, restricted cash and time deposits over three months, trade receivables, contract assets, other receivables, financial assets measured at amortized cost from Virtual Bank and financial guarantee contracts. The carrying amounts of each class of the above financial assets represent the Group’s maximum exposure to credit risk in relation to financial assets as disclosed in Note 5.1 (b) (ii).

To manage this risk arising from cash and cash equivalents and restricted cash and time deposits over three months, the Group mainly transacts with state-owned or reputable financial institutions in the PRC including related parties (Note 36(d)) and reputable international financial institution outside the PRC. The Group considers that there is no significant credit risk and the Group will not suffer any material losses due to the default of these financial institutions.

The Group’s trade receivables and contract assets mainly arise from transactions undertaken with customers. The Group mitigates the credit risk by assessing the credit quality, setting a shorter credit period or arranging the instalment payment and prepayment method. The impairment loss allowance for trade receivables and contract assets are disclosed in Note 19 and Note 6.

For other receivables, management make periodic collective assessments as well as individual assessment on the recoverability based on historical settlement records and forward looking information.

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5      Management of financial risk (Continued)

5.1  Financial risk factors (Continued)

(b)	Credit risk (Continued)
(ii)	ECL measurement (Continued)

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Management of financial risk (Continued)

5.1  Financial risk factors (Continued)

(b)	Credit risk (Continued)
(ii)	ECL measurement (Continued)

Forward-looking information

The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors that affect the ability of the debtors to settle the receivables. The Group has developed macroeconomic forward-looking adjustment model by establishing a pool of macro-economic indicators, preparing data, filtering model factors and adjusting forward-looking elements, and the indicators include country Gross Domestic Product(GDP), Consumer Price Index(CPI), Producer Price Index(PPI), Investment in Fixed Assets, and Total Retail Sales of Consumer Goods, etc. based on the statistical analysis of historical data. The Group has identified the CPI to be the most relevant factor for evaluating expected credit losses on 31 December 2023, and has also taken into account of the Hong Kong GDP and the unemployment rate in Virtual Bank operations, and accordingly adjusts the historical loss rates based on the expected changes in these factors.

Credit risk exposure

Without considering the impact of collateral and other credit enhancement, for on-balance sheet assets, the maximum exposures are based on net carrying amounts as reported in the consolidated financial statements.

(1)	Trade receivables and contract assets

	As at December 31, 2022
	RMB’000	RMB’000	RMB’000
	Trade	Contract
	receivables	assets	Total
Gross carrying amount
Applying simplified approach	998,036	182,480	1,180,516

Loss allowance
Applying simplified approach	57,047	59,852	116,899

	As at December 31, 2023
	RMB’000	RMB’000	RMB’000
	Trade	Contract
	receivables	assets	Total
Gross carrying amount
Applying simplified approach	779,458	153,204	932,662

Loss allowance
Applying simplified approach	68,789	57,379	126,168

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Management of financial risk (Continued)

5.1  Financial risk factors (Continued)

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

	As at December 31, 2022
	Related	Up to	1 year to	2 year to	Above
	parties	1 year	2 year	3 year	3 years	Total
Expected loss rate	2.27%	3.33%	42.80%	68.40%	97.75%	9.90%

Gross carrying amount of trade receivables and contract assets applying simplified approach	391,221	657,723	63,170	26,482	41,920	1,180,516

Loss allowance of trade receivables and contract assets applying simplified approach	8,888	21,885	27,038	18,113	40,975	116,899

	As at December 31, 2023
	Related	Up to	1 year to	2 year to	Above
	parties	1 year	2 year	3 year	3 years	Total
Expected loss rate	2.13%	4.56%	41.29%	77.39%	94.34%	13.53%

Gross carrying amount of trade receivables and contract assets applying simplified approach	306,636	476,215	72,327	29,615	47,869	932,662

Loss allowance of trade receivables and contract assets applying simplified approach	6,528	21,698	29,863	22,920	45,159	126,168

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Management of financial risk (Continued)

5.1  Financial risk factors (Continued)

(b)	Credit risk (Continued)
(ii)	ECL measurement (Continued)

Credit risk exposure (Continued)

(1)	Trade receivables and contract assets (Continued)

Movements in the impairment loss allowance of trade receivables and contract assets applying simplified approach are as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Beginning of the year	(97,243)	(125,318)	(116,899)
Additions of impairment loss, net	(71,061)	(18,715)	(42,102)
Recovery of amounts written off previously	—	(9,980)	—
Write-off	42,986	37,156	33,402
Exchange difference	—	(42)	(569)
End of the year	(125,318)	(116,899)	(126,168)

(2)Other receivables

Impairment on other receivables is measured as either 12-month expected credit losses or lifetime expected credit loss, depending on whether there has been a significant increase in credit risk since initial recognition. If a significant increase in credit risk of a receivable has occurred since initial recognition, then impairment is measured as lifetime expected credit loss. The credit risk exposure of the other receivables was disclosed in Note 20(a).

(3)Loans and advances to customers

The following table presents the credit risk exposure of the loans and advances to customers from virtual bank.

	As at December 31,
	2022	2023
	RMB’000	RMB’000
Gross carrying amount

Financial assets measured at amortized cost	44	3,142
Financial assets measured at fair value through other comprehensive income	1,608,402	1,902,985
	1,608,446	1,906,127

Expected credit loss provision	—	61

Expected loss rate	—	1.94%

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5      Management of financial risk (Continued)

5.1   Financial risk factors (Continued)

(b)	Credit risk (Continued)
(ii)	ECL measurement (Continued)

Credit risk exposure (Continued)

(3)Loans and advances to customers (Continued)

Movements in the impairment loss allowance of loans and advances to customers applying three-stage approach are as follows:

*1Financial assets measured at amortized cost

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Beginning of the year	(711)	(190)	—
(Additions)/Reversals of impairment loss	(1,170)	190	(61)
Write‑off	1,691	—	—
End of the year	(190)	—	(61)

*2Financial assets measured at fair value through other comprehensive income

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Beginning of the year	(712)	(1,962)	(11,528)
Additions of impairment loss	(1,250)	(10,616)	(13,344)
Write-off	—	1,050	12,811
End of the year	(1,962)	(11,528)	(12,061)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Management of financial risk (Continued)

5.1  Financial risk factors (Continued)

(c)	Liquidity risk

The Group manages liquidity risk by maintaining adequate cash and cash equivalents and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Management believe that the Group’s current cash and cash equivalents and anticipated cash flows from operations, investment and financing activities will be sufficient to meet the Group’s anticipated working capital requirements and capital expenditures for the next 12 months from December 31, 2023.

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Management of financial risk (Continued)

5.1  Financial risk factors (Continued)

(c)	Liquidity risk (Continued)

	As at December 31, 2023
	Within 1 year	1 to 5 years	Total
	RMB’000	RMB’000	RMB’000

Short‑term borrowings	257,007	—	257,007
Trade and other payables	1,292,054	30,143	1,322,197
- Including: lease liabilities	24,829	30,143	54,972
Other financial liabilities from virtual bank	54,373	—	54,373
Customer deposits	2,269,261	—	2,269,261
Non‑derivative financial liabilities	3,872,695	30,143	3,902,838

5.2  Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long-term.

The Group monitors capital (including share capital and reserves) by regularly reviewing the capital structure. As a part of this review, the Company considers the cost of capital and the risks associated with the issued share capital. The Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or repurchase the Company’s shares. In the opinion of the Directors of the Company, the Group’s capital risk was low as at December 31, 2023.

5.3  Fair value estimation

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

5     Management of financial risk (Continued)

5.3  Fair value estimation (Continued)

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

For Level 2 financial instruments, valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities.

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

The following tables provide the fair value measurement hierarchy of the Group’s financial assets and liabilities:

	As at December 31, 2022
	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets measured at fair value
Financial assets at fair value through profit or loss (Note 22)	—	690,627	—	690,627
Financial assets measured at fair value through other comprehensive income (Note 17)	442,935	—	1,611,606	2,054,541
Derivative financial assets (Note 32)	—	56,363	—	56,363
Financial liabilities
Derivative financial liabilities (Note 32)	—	9,568	—	9,568

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Management of financial risk (Continued)

5.3  Fair value estimation (Continued)

Determination of fair value and fair value hierarchy (Continued)

	As at December 31, 2023
	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets measured at fair value
Financial assets at fair value through profit or loss (Note 22)	—	925,204	—	925,204
Financial assets measured at fair value through other comprehensive income (Note 17)	319,949	—	1,906,189	2,226,138
Derivative financial assets (Note 32)	—	38,008	—	38,008

For the years ended December 31, 2022 and 2023, there were no transfers among different levels of fair values measurement.

Movements of Level 3 financial instruments measured at fair value are as follows:

	For the year ended
	December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Beginning of the year	5,676	1,107,340	1,611,606
Additions, net	1,103,460	506,620	295,287
Losses recognized in other comprehensive income	(1,796)	(1,678)	(789)
(Losses)/gain recognized in profit or loss	—	(676)	85
End of the year	1,107,340	1,611,606	1,906,189

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

	Unobservable inputs	Range of inputs
		2022	2023

Financial assets measured at fair value through other comprehensive income
-Loans and advances to customers from virtual bank
	Discount rate	5.66% - 9.30%	7.09% - 10.29%
	Prepayment ratio	0.34% - 0.38%	0.36%

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Management of financial risk (Continued)

5.3  Fair value estimation (Continued)

Valuation inputs and relationships to fair value (Continued)

The analysis below is performed for reasonably possible movements in unobservable inputs with all other variables held constant, showing the impact on the assets and other comprehensive income.

	Unobservable inputs	Impact on the assets and
		other comprehensive
		income
		2022	2023

-Loans and advances to customers from virtual bank
Discount rate	+5%	(5,941)	(8,845)
	-5%	5,975	8,926
Prepayment ratio	+5%	(283)	(315)
	-5%	283	315

6     Segment information and revenue

6.1  Description of segments and principal activities

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers (“CODM”), who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The Group’s chief operating decision makers have been identified as the executive directors of the Company, they review the Group’s internal reporting in order to assess performance, allocate resources, and determine the operating segments based on these reports.

The Group has the following reportable segments for the year ended December 31, 2023:

– Technology Solutions

– Virtual Bank Business

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6     Segment information and revenue (Continued)

6.1  Description of segments and principal activities (Continued)

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6     Segment information and revenue (Continued)

6.1  Description of segments and principal activities (Continued)

	Year ended December 31, 2022
			Intersegment
			eliminations
	Virtual Bank	Technology	and
	Business	Solutions	adjustments	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000

Revenue	106,540	4,360,546	(3,084)	4,464,002
Cost of revenue	(56,716)	(2,775,354)	3,084	(2,828,986)
Gross profit	49,824	1,585,192	—	1,635,016

Research and development expenses	(18,276)	(1,399,415)	—	(1,417,691)
Selling and marketing expenses	(41,408)	(369,948)	—	(411,356)
General and administrative expenses	(114,546)	(710,165)	—	(824,711)
Net impairment losses on financial and contract assets	(10,616)	(23,023)	—	(33,639)
Other income, gains or loss-net	(544)	71,362	—	70,818
Operating loss	(135,566)	(845,997)	—	(981,563)

Finance income	—	14,709	—	14,709
Finance costs	(354)	(36,819)	—	(37,173)
Finance costs – net	(354)	(22,110)	—	(22,464)
Share of gain of associate and joint venture	—	24,852	—	24,852
Impairment charges on associate	—	(10,998)	—	(10,998)
Loss before income tax	(135,920)	(854,253)	—	(990,173)

ASSETS
Segment Assets	2,851,885	6,330,769	(1,355,392)	7,827,262
Goodwill	—	289,161	—	289,161
Deferred income tax assets	—	765,959	—	765,959
Total assets	2,851,885	7,385,889	(1,355,392)	8,882,382

LIABILITIES
Segment Liabilities	2,093,126	3,521,957	(15,952)	5,599,131
Deferred income tax liabilities	—	5,196	—	5,196
Total Liabilities	2,093,126	3,527,153	(15,952)	5,604,327

Other segment information
Depreciation of property and equipment	13,191	106,118	—	119,309
Amortization of intangible assets	26,909	135,212	—	162,121
Additions of non-current assets except for goodwill and deferred income tax assets	45,737	98,740	—	144,477

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6     Segment information and revenue (Continued)

6.1  Description of segments and principal activities (Continued)

	Year ended December 31, 2023
			Intersegment
			eliminations
	Virtual Bank	Technology	and
	Business	Solutions	adjustments	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000

Revenue	145,917	3,533,276	(11,685)	3,667,508
Cost of revenue	(134,214)	(2,195,574)	11,685	(2,318,103)
Gross profit	11,703	1,337,702	—	1,349,405

Research and development expenses	—	(955,201)	—	(955,201)
Selling and marketing expenses	(33,739)	(241,612)	—	(275,351)
General and administrative expenses	(129,842)	(375,128)	—	(504,970)
Net impairment losses on financial and contract assets	(13,406)	(40,544)	—	(53,950)
Other income, gains or loss-net	2,672	69,183	—	71,855
Operating loss	(162,612)	(205,600)	—	(368,212)

Finance income	—	29,580	—	29,580
Finance costs	(446)	(20,086)	—	(20,532)
Finance costs – net	(446)	9,494	—	9,048
Share of gain of associate and joint venture	—	4,607	—	4,607
Impairment charges on associate	—	(7,157)	—	(7,157)
Loss before income tax	(163,058)	(198,656)	—	(361,714)

ASSETS
Segment Assets	2,994,772	5,399,653	(1,383,504)	7,010,921
Goodwill	—	289,161	—	289,161
Deferred income tax assets	—	768,276	—	768,276
Total assets	2,994,772	6,457,090	(1,383,504)	8,068,358

LIABILITIES
Segment Liabilities	2,388,056	2,754,711	(24,280)	5,118,487
Deferred income tax liabilities	—	2,079	—	2,079
Total Liabilities	2,388,056	2,756,790	(24,280)	5,120,566

Other segment information
Depreciation of property and equipment	6,179	68,729	—	74,908
Amortization of intangible assets	34,687	91,746	—	126,433
Additions of non-current assets except for goodwill and deferred income tax assets	23,549	35,532	—	59,081

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6     Segment information and revenue (Continued)

6.2  Revenue

(a)  Disaggregation of revenue from contracts with customers

	For the year ended
	December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
- Technology Solutions
Implementation	733,648	861,820	834,620
Transaction based and support revenue
- Operation support services	1,097,719	1,140,727	861,056
- Business origination services	450,597	383,723	132,112
- Risk management services	534,071	414,849	320,462
- Cloud services platform	1,050,179	1,315,819	1,245,952
- Post‑implementation support services	49,447	50,983	52,012
- Others	182,376	189,541	75,377

	4,098,037	4,357,462	3,521,591

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6      Segment information and revenue (Continued)

6.2  Revenue (Continued)

(a)  Disaggregation of revenue from contracts with customers (Continued)

Disaggregation of revenue by timing of transfer of services over time or at a point in time is set out below:

	At a point
	in time	Over time	Total
Year ended December 31, 2021
Implementation	—	733,648	733,648
Transaction based and support revenue
- Operation support services	399,523	698,196	1,097,719
- Business origination services	450,597	—	450,597
- Risk management services	534,071	—	534,071
- Cloud services platform	—	1,050,179	1,050,179
- Post‑implementation support services	—	49,447	49,447
- Others	181,004	1,372	182,376

	1,565,195	2,532,842	4,098,037

	At a point
	in time	Over time	Total
Year ended December 31, 2022
Implementation	36,266	825,554	861,820
Transaction based and support revenue
- Operation support services	376,784	763,943	1,140,727
- Business origination services	383,723	—	383,723
- Risk management services	414,849	—	414,849
- Cloud services platform	—	1,315,819	1,315,819
- Post-implementation support services	—	50,983	50,983
- Others	189,366	175	189,541

	1,400,988	2,956,474	4,357,462

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6     Segment information and revenue (Continued)

6.2  Revenue (Continued)

(a)  Disaggregation of revenue from contracts with customers (Continued)

	At a point
	in time	Over time	Total
Year ended December 31, 2023
Implementation	37,804	796,816	834,620
Transaction based and support revenue
- Operation support services	240,366	620,690	861,056
- Business origination services	132,112	—	132,112
- Risk management services	320,462	—	320,462
- Cloud services platform	—	1,245,952	1,245,952
- Post-implementation support services	—	52,012	52,012
- Others	75,285	92	75,377

	806,029	2,715,562	3,521,591

During the years ended December 31, 2021, 2022 and 2023, the Group mainly operated in the PRC and most of the revenue were generated in PRC.

The major customers which contributed more than 10% of the total revenue of the Group for the years ended December 31, 2021, 2022 and 2023 are listed as below:

	For the year ended
	December 31,
	2021	2022	2023
	% of total	% of total	% of total
	revenue	revenue	revenue
Ping An Group and its subsidiaries	56.03%	56.60%	57.02%
Lufax Holding Ltd (“Lufax” and its subsidiaries)	11.15%	10.29%	7.46%
	67.18%	66.89%	64.48%

(b)   Interest and commission income

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000

– Virtual Bank Business

Interest and commission income	34,320	106,540	145,917

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6     Segment information and revenue (Continued)

6.2  Revenue (Continued)

(c)  Contract assets and liabilities

The Group has recognized the following revenue-related contract assets and liabilities:

	At December 31,
	2022	2023
	RMB’000	RMB’000
Contract assets
-Implementation	163,769	137,566
-Transaction based and support	18,711	15,638
- Business origination services	1,404	—
- Operation support services	12,085	12,149
- Post implementation support services	5,222	3,489

	182,480	153,204
Less: Impairment loss allowance
-Implementation	(52,385)	(50,712)
-Transaction based and support	(7,467)	(6,667)
- Operation support services	(4,779)	(4,750)
- Post implementation support services	(2,688)	(1,917)

	(59,852)	(57,379)
	122,628	95,825

	At December 31,
	2022	2023
	RMB’000	RMB’000
Contract liabilities
-Implementation	42,014	37,427
-Transaction based and support	144,613	118,262
-Post implementation support services	21,679	10,609
-Risk management services	20,997	18,801
-Operation support services	87,562	69,825
-Others	14,375	19,027

	186,627	155,689

Less: Non‑current contract liabilities	(19,977)	(17,126)
	166,650	138,563

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6     Segment information and revenue (Continued)

6.2  Revenue (Continued)

(c)  Contract assets and liabilities (Continued)

During the years ended December 31, 2021, 2022 and 2023, there were no material cumulative catch-up adjustments to revenue that affect the corresponding contract asset or contract liability, including adjustments arising from a change in the measure of progress, a change in an estimate of the transaction price or a contract modification, there were also no revenue recognized in the reporting year from performance obligations satisfied (or partially satisfied) in previous years.

(i)Revenue recognized in relation to contract liabilities

	For the year ended
Revenue recognized in relation to contract liabilities	December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Revenue recognized that was included in the contract liability balance at the beginning of the year	138,547	153,844	166,650

(ii)	Remaining performance obligations of long-term contracts

Remaining performance obligations of long-term contracts	For the year ended
	December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Aggregate amount of the transaction price allocated to long‑term contracts that are partially or fully unsatisfied at the end of each year
Expected to be recognized within one year	455,294	670,991	386,278
Expected to be recognized in one to two years	89,762	237,126	112,605
Expected to be recognized in two to three years	33,937	99,208	38,900
Expected to be recognized beyond three years	31,523	44,365	13,992
	610,516	1,051,690	551,775

The remaining performance obligations disclosed above represent implementation, post-implementation support services, risk management services and operation support services that have an original contractual term of more than one year. Moreover, the amount disclosed above does not include variable consideration which is constrained.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7    Expenses by nature

	For the year ended
	December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Technology service fees	2,021,238	2,261,498	1,689,549
Employee benefit expenses (Note 8)	1,629,375	1,601,989	1,302,848
Outsourcing labor costs	437,081	528,582	426,148
Amortization of intangible assets (Note 14)	302,774	162,121	126,433
Depreciation of property and equipment (Note 13)	135,975	119,309	74,908
Purchase costs of products	176,224	183,956	60,902
Business origination fees to channel partners	276,966	251,427	53,419
Travelling expenses	76,987	38,873	40,633
Marketing and advertising fees	110,775	50,246	38,183
Professional service fees	48,001	50,596	32,564
Auditor’s remuneration
—Audit related	14,657	16,501	17,961
—Non-audit	1,957	3,150	1,693
Impairment loss of intangible assets (Note 14)	5,646	10,208	5,851
Listing expenses	12,467	69,857	—
Others	228,666	134,431	182,533
Total cost of revenue, research and development expenses, selling and marketing expenses, general and administrative expenses	5,478,789	5,482,744	4,053,625

	For the year ended
	December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Research and development costs
- Employee benefit expenses	514,456	469,320	351,475
- Technology service fees	859,324	946,700	597,244
- Amortization of intangible assets	3,396	6,282	4,438
- Depreciation of property and equipment	11,182	14,168	7,023
- Impairment loss of intangible assets	3,747	3,837	2,004
- Others	23,200	22,334	14,726
Amounts incurred	1,415,305	1,462,641	976,910

Less: capitalized
- Employee benefit expenses	(45,016)	(19,827)	(3,892)
- Technology service fees	(17,271)	(25,123)	(17,817)
	(62,287)	(44,950)	(21,709)
	1,353,018	1,417,691	955,201

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8     Employee benefit expenses

	For the year ended
	December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Wages and salaries	1,276,205	1,235,714	971,060
Welfare and other benefits	330,552	353,099	319,671
Share‑based payments (Note 27)	22,618	13,176	12,117
	1,629,375	1,601,989	1,302,848

9    Other income, gains or loss - net

	For the year ended
	December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Net foreign exchange gain/ (loss)	77,143	(312,843)	(11,171)
Government grants and tax rebates (Note a)	51,080	58,013	41,454
Net gain on financial assets at fair value through profit or loss	45,644	30,687	20,007
Loss on disposal of property and equipment and intangible asset	(266)	(6,198)	(6,058)
Remeasurement of redemption liability (Note 28(ii))	—	37,874	—
Guarantee gain, net	10,757	—	—
Net (loss)/gain on derivatives	(169,545)	262,769	30,592
Others	(892)	516	(2,969)
	13,921	70,818	71,855

(a)	Government grants and tax rebates

Government grants and tax rebates were related to income. There were no unfulfilled conditions or contingencies related to these subsidies.

	For the year ended
	December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Government grants	28,871	27,421	23,922
- Technology development incentives	14,391	10,493	12,906
- Operation subsidies	14,480	16,928	11,016
Tax rebates	22,209	30,592	17,532
	51,080	58,013	41,454

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10     Finance costs — net

	For the year ended
	December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Finance income
Interest income on bank deposits	28,823	14,709	29,580

Finance costs
Interest expense on borrowings	(56,534)	(17,303)	(12,073)
Interest expense on lease liabilities	(5,803)	(7,578)	(3,448)
Interest expense on redemption liability	(12,406)	(10,287)	(4,014)
Bank charges	(1,894)	(2,005)	(997)
	(76,637)	(37,173)	(20,532)

	(47,814)	(22,464)	9,048

11   Income tax benefit/(expense)

The income tax benefit/(expense) of the Group for the years ended December 31, 2021, 2022 and 2023 is analyzed as follows:

	For the year ended
	December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Current income tax	(16,780)	(25,259)	(15,196)
Deferred income tax	128,875	87,406	5,434
Income tax benefit/ (expense)	112,095	62,147	(9,762)

The tax on the Group’s loss before income tax differs from the theoretical amount that would arise using the statutory tax rate applicable to loss of the consolidated entities as follows:

	For the year ended
	December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Loss before income tax	1,442,608	990,173	361,714
Tax calculated at PRC statutory income tax rate of 25%	360,652	247,543	90,429
Differential of income tax rates applicable to subsidiaries	(161,199)	(119,211)	(36,590)
Expense not deductible for tax purposes	(10,169)	(5,659)	(3,863)
Incomes not subject to tax	1,732	542	191
Tax losses and temporary differences for which no deferred income tax asset was recognized	(87,237)	(73,690)	(73,942)
Derecognition of deferred tax assets on tax losses	(23)	—	—
Additional deductible allowance for research and development expenses	8,255	10,164	12,474
Utilization of previously unrecognized tax losses	84	2,458	1,539
Income tax benefit/ (expense)	112,095	62,147	(9,762)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11    Income tax benefit/(expense) (Continued)

The unused tax losses for the years ended December 31, 2022 and 2023 is analyzed as follows:

	At December 31,
	2022	2023
	RMB’000	RMB’000
Unused tax losses for which no deferred tax asset has been recognized	2,248,748	2,695,910

The expiry dates of the unused tax losses not recognized as deferred tax assets for the years ended December 31, 2022 and 2023 are listed as follows:

	At December 31,
	2022	2023
	RMB’000	RMB’000

Year 2023	118,796	—
Year 2024	419,866	419,866
Year 2025	83,576	83,576
Year 2026	208,346	208,346
Year 2027	67,745	67,745
Year 2028	1,826	113,129
Year 2029	7,149	7,149
Year 2030	8,049	8,049
Year 2031	56,195	56,195
Year 2032	122,036	122,036
Year 2033	—	220,273

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11    Income tax benefit/(expense) (Continued)

(a)	PRC Enterprise Income Tax (“EIT”)

The income tax provision of the Group in respect of operations in Mainland China has been calculated at the tax rate of 25%, unless preferential tax rates were applicable.

Shenzhen OneConnect, Vantage Point Technology, BER Technology, OneConnect Cloud Technology, Shenzhen OneConnect Technology and Shenzhen CA as subsidiaries of the Group, were established in mainland China. They were eligible for preferential tax policies applicable for the qualification of “High and New Technology Enterprise” and were entitled to a preferential income tax rate of 15%.

Shenzhen OneConnect Technology and OneConnect Cloud Technology as subsidiaries of the Group, were established in the Shenzhen Qianhai Shenzhen-Hong Kong Cooperation Zone and accordingly is entitled to a reduced income tax rate of 15%.

(b)	Cayman Islands Income Tax

The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax.

(c)	Hong Kong Income Tax

The Hong Kong income tax rate is 16.5%. No Hong Kong profits tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax during the years ended December 31, 2021, 2022 and 2023.

(d)	Singapore Income Tax

The Singapore income tax rate is 17%. No Singapore profits tax was provided for as there was no estimated taxable profit that was subject to Singapore profits tax during the years ended December 31, 2021, 2022 and 2023.

(e)	Indonesia Income Tax

The income tax provision in respect of the Group’s operations in Indonesia was calculated at the tax rate of 22% on the taxable profits for the year ended December 31, 2021, 2022 and 2023.

(f)	Malaysia Income Tax

The Malaysia income tax rate is 24%. No Malaysia profits tax was provided for as there was no estimated taxable profit that was subject to Malaysia profits tax during the years ended December 31, 2021, 2022 and 2023.

(g)	Philippines Income Tax

The Philippines income tax rate is 25%. No Philippines profits tax was provided for as there was no estimated taxable profit that was subject to Philippines profits tax during the years ended December 31, 2021, 2022 and 2023.

(h)	PRC Withholding Tax

According to the EIT Law, distribution of profits earned by PRC companies since January 1, 2008 to overseas investors is subject to withholding tax of 5% or 10%, depending on the region of incorporation of the overseas investor, upon the distribution of profits to overseas-incorporated immediate holding companies.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in PRC. Therefore, no withholding income tax for undistributed earnings of its subsidiaries were provided as at December 31, 2021, 2022 and 2023 respectively.

12   Loss per share

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Net loss for the year attributable to owners of the Company	(1,281,699)	(872,274)	(362,715)
Weighted average number of ordinary shares in issue (in’000 shares)	1,108,291	1,094,748	1,089,589

Basic loss per share (RMB yuan)	(1.16)	(0.80)	(0.33)
Diluted loss per share (RMB yuan)	(1.16)	(0.80)	(0.33)

Basic loss per ADS (RMB yuan) (Note)	(34.69)	(23.90)	(9.99)
Diluted loss per ADS (RMB yuan) (Note)	(34.69)	(23.90)	(9.99)

Note: One ADS represent thirty ordinary shares of the Company.

Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of ordinary shares in issue during the years ended December 31, 2021, 2022 and 2023.

Shares held for share incentive scheme purpose have been treated as treasury shares. Accordingly, for purpose of calculation of loss per share, the issued and outstanding number of ordinary shares as at December 31, 2021, 2022 and 2023, taking into account the shares held for share incentive scheme purpose, were 1,109,938,973 shares, 1,089,589,125 shares, 1,089,589,125 shares, respectively.

The effects of all outstanding share options granted under the Share Option Scheme and Restricted Share Units Scheme (Note 27) for the years ended December 31, 2021, 2022 and 2023, have been excluded from the computation of diluted loss per share as their effects would be anti-dilutive. Accordingly, dilutive loss per share for the years ended December 31, 2021, 2022 and 2023 were the same as basic loss per share for the years.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13   Property and equipment

	Office and
	telecommunication	Right‑of‑use	Leasehold
	equipment	properties	improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2022
Cost	126,626	461,605	108,805	697,036
Accumulated depreciation	(65,102)	(316,267)	(65,625)	(446,994)
Exchange difference	(3,076)	(1,337)	(1,217)	(5,630)
Net book amount	58,448	144,001	41,963	244,412

Year ended December 31, 2022
Opening net book amount	58,448	144,001	41,963	244,412
Additions	15,481	76,534	6,585	98,600
Disposals, net	(9,467)	(57,952)	(8,292)	(75,711)
Depreciation charge	(23,027)	(75,519)	(20,763)	(119,309)
Exchange difference	420	2,510	479	3,409
Closing net book amount	41,855	89,574	19,972	151,401

As at December 31, 2022
Cost	120,373	358,173	115,390	593,936
Accumulated depreciation	(75,862)	(269,772)	(94,680)	(440,314)
Exchange difference	(2,656)	1,173	(738)	(2,221)
Net book amount	41,855	89,574	19,972	151,401

Year ended December 31, 2023
Opening net book amount	41,855	89,574	19,972	151,401
Additions	2,987	21,612	2,994	27,593
Disposals, net	(877)	(17,718)	(696)	(19,291)
Depreciation charge	(18,761)	(45,082)	(11,065)	(74,908)
Exchange difference	42	186	53	281
Closing net book amount	25,246	48,572	11,258	85,076

As at December 31, 2023
Cost	111,470	303,092	118,384	532,946
Accumulated depreciation	(83,610)	(255,879)	(106,441)	(445,930)
Exchange difference	(2,614)	1,359	(685)	(1,940)
Net book amount	25,246	48,572	11,258	85,076

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13   Property and equipment (Continued)

During the different periods, the approximate depreciation which were charged to cost of revenue, research and development expenses, selling and marketing expenses and general and administrative expenses were as follows:

	Year ended December 31,
	2022	2023
	RMB’000	RMB’000
Cost of revenue	2,750	6,747
Research and development expenses	14,168	7,023
Selling and marketing expenses	4,814	4,306
General and administrative expenses	97,577	56,832
	119,309	74,908

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14   Intangible assets

	Application and platform
	Contributed				Development
	by Ping	Developed		Purchased	costs in		Business
	An Group	internally	Acquired	Software	progress	Goodwill	license	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Year ended December 31, 2022
Opening net book amount	—	226,943	2,231	27,041	45,389	289,161	92,341	4,088	687,194
Additions	—	—	—	927	44,950	—	—	—	45,877
Write-off	—	(6,371)	—	—	(3,837)	—	—	—	(10,208)
Transfer	—	58,528	—	—	(58,528)	—	—	—	—
Amortization	—	(110,801)	(2,231)	(15,729)	—	—	(31,315)	(2,045)	(162,121)
Exchange differences	—	7,907	—	582	1,205	—	—	—	9,694
Closing net book amount	—	176,206	—	12,821	29,179	289,161	61,026	2,043	570,436

As at December 31, 2022
Cost	690,910	773,332	61,078	149,734	28,699	289,161	155,492	80,263	2,228,669
Accumulated amortization	(690,910)	(602,065)	(61,078)	(136,885)	—	—	(94,466)	(78,220)	(1,663,624)
Exchange differences	—	4,939	—	(28)	480	—	—	—	5,391
Net book amount	—	176,206	—	12,821	29,179	289,161	61,026	2,043	570,436

	Application and platform
	Contributed				Development
	by Ping	Developed		Purchased	costs in		Business
	An Group	internally	Acquired	Software	progress	Goodwill	license	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Year ended December 31, 2023
Opening net book amount	—	176,206	—	12,821	29,179	289,161	61,026	2,043	570,436
Additions	—	—	—	9,779	21,709	—	—	—	31,488
Write-off	—	(1,400)	—	—	(4,451)	—	—	—	(5,851)
Transfer	—	30,764	—	—	(30,764)	—	—	—	—
Amortization	—	(77,975)	—	(15,509)	—	—	(30,906)	(2,043)	(126,433)
Exchange differences	—	1,265	—	138	328	—	—	—	1,731
Closing net book amount	—	128,860	—	7,229	16,001	289,161	30,120	—	471,371

As at December 31, 2023
Cost	690,910	802,696	61,078	159,513	15,193	289,161	155,492	80,263	2,254,306
Accumulated amortization	(690,910)	(680,040)	(61,078)	(152,394)	—	—	(125,372)	(80,263)	(1,790,057)
Exchange differences	—	6,204	—	110	808	—	—	—	7,122
Net book amount	—	128,860	—	7,229	16,001	289,161	30,120	—	471,371

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14   Intangible assets (Continued)

The Group assesses at each reporting date whether there is an indication that intangible assets may be impaired. During the year ended December 31, 2023, impairment charge of RMB3,847,000 and RMB2,004,000 has been charged to cost of revenue and research and development expenses, respectively. The impairment charge was charged against development costs for certain intangible assets developed internally, following a decision to reduce the output of certain products in 2023.

During the years ended December 31, 2021, 2022 and 2023, the amount of amortization charged to cost of revenue, research and development expenses and general and administrative expenses are as follows:

	Year ended December 31,
Amortization of intangible assets	2021	2022	2023
	RMB’000	RMB’000	RMB’000

Cost of revenue	297,406	146,466	114,512
Research and development expenses	3,396	6,282	4,438
General and administrative expenses	1,972	9,373	7,483
	302,774	162,121	126,433

(a)	Impairment tests for goodwill

Goodwill arises from the Group’s acquisitions of Vantage Point Technology on July 31, 2018, BER Technology on June 30, 2019, and View Foundation on August 30, 2019.

The goodwill of the Group is attributable to the acquired workforce and synergies expected to be derived from combining with the operations of the Group. During the year ended December 31, 2022 and 2023, the goodwill is regarded as attributable to the CGU of Technology Solutions segment. The Group carries out its impairment testing on goodwill by comparing the recoverable amounts of groups of CGUs to their carrying amounts.

The management did the value-in-use calculations to determine the recoverable amounts. Value-in-use is calculated based on discounted cash flows. The discounted cash flows calculations of group of CGUs use cash flow projection developed based on financial budgets approved by management of the Group covering a five-year period, after considering the current and historical business performance, the future business plan and market data. Cash flows beyond the five-year period are extrapolated using the estimated long term growth rates stated below.

The significant assumptions used for value-in-use calculations are as follows:

	For the year ended December 31,
	2022	2023
	RMB’000	RMB’000

Revenue growth rate	-15%-13%	-10%-13%
Profit margin	-15%-10%	-2%-14%
Long term growth rate	2%	2%
Pre-tax discount rate	17.50%	19.73%
Recoverable amount of the CGU exceeding its carrying amount (RMB’000)	781,499	1,153,821

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14   Intangible assets (Continued)

(a)	Impairment tests for goodwill (Continued)

The following table sets forth the impact of reasonable possible changes in absolute value in each of the significant assumptions, with all other variables held constant, of goodwill impairment testing at the dates indicated.

Possible changes of significant assumptions	Recoverable amount of the CGU
	exceeding its carrying amount
	Year ended December 31,
	2022	2023
	RMB’000	RMB’000

Revenue growth rate decrease by 5%	373,790	597,067
Profit margin decrease by 1%	459,556	886,786
Long term growth rate decrease by 1%	669,058	1,039,101
Pre-tax discount rate increase by 1%	616,950	989,962

15   Investments accounted for using the equity method

(a)	Investment in associate

	For the year ended
	December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
At beginning of year	172,757	184,907	199,200
Share of gain of associate	12,150	25,291	7,157
Impairment charges on associate	—	(10,998)	(7,157)
Disposal	—	—	(199,200)
At end of the year	184,907	199,200	—

(i)	On March 28, 2017, Shanghai OneConnect set up Pingan Puhui Lixin Asset Management Co., Ltd. (“Puhui Lixin”) with Pingan Puhui Enterprise Management Co., Ltd. (“Puhui Management”), a subsidiary of Lufax, by investing a capital amount of RMB40,000,000. In January 2019, Shanghai OneConnect made an additional capital injection of RMB100,000,000 into Puhui Lixin. On February 20, 2020, Puhui Management made another additional capital injection of RMB40,000,000 into Puhui Lixin. Accordingly, the Group’s equity interests in the investee were diluted from 35% to 31.82%, resulting in a dilution gain amounting to RMB2,511,000. In March 2020, Shanghai OneConnect made an additional capital injection of RMB60,000,000 into Puhui Lixin, and the Group’s equity interests in the investee were increased to 40%.

On November 24, 2022, Shanghai OneConnect entered into the Equity Transfer Agreement with Puhui Management, pursuant to which Shanghai OneConnect conditionally agreed to sell, and Puhui Management conditionally agreed to purchase, the Group’s 40% equity interest in Puhui Lixin at a consideration of RMB199,200,000. Upon the completion, Shanghai OneConnect will no longer hold any equity interest in Puhui Lixin. The transaction has been approved by the extraordinary general meeting and completed in 2023.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15   Investments accounted for using the equity method (Continued)

(a)	Investment in associate (Continued)
(ii)	Summarised financial information for associate

Summarised balance sheet	As at December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000

Total assets	1,075,852	1,686,575	*
Total liabilities	(682,979)	(1,230,475)	*
Net assets	392,873	456,100	*

Summarised income statement	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000

Operating income	96,372	144,762	*
Profit or loss from continuing operations	30,375	63,228	*

Group’s share %	40%	40%	*
Group’s share in net assets	157,149	182,440	*
Goodwill	27,758	27,758	*
	184,907	210,198	*
Less: impairment charges on associate	—	(10,998)	*
Carrying amount	184,907	199,200	*

*2023 information not presented as the associate was disposed of as described above.

(b)	Investment in joint venture

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000

At beginning of year	2,976	439	—
Additions	—	—	2,550
Share of losses of joint venture	(2,204)	(439)	(2,550)
Exchange difference	(333)	—	—
At end of the year	439	—	—

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15   Investments accounted for using the equity method (Continued)

(b)	Investment in joint venture (Continued)

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

The Group entered into an agreement of setting up Financial Open Portal (Guangxi) Cross-border Financial Digital Co., Ltd. (“Open Portal Guangxi”) with Digital Guangxi Group Co., Ltd. (“Digital Guangxi”) on April 10, 2020. The Group made a capital injection of RMB2,040,000 in 2020 and additional capital injection of RMB2,550,000 in 2023. The Group and Digital Guangxi owned the equity interest in Open Portal Guangxi as to 51% and 49%, respectively. The Group shares control with Digital Guangxi and accounts for the investment as a joint venture. The decisions on major operational and financial activities require the unanimous consent of the Group and Digital Guangxi pursuant to the provisions of the article of association of Open Portal Guangxi.

16   Financial instruments by category

The Group holds the following financial instruments:

		As at December 31,
	Note	2022	2023
		RMB’000	RMB’000
Financial assets
Financial assets at amortized cost
- Trade receivables	19	940,989	710,669
- Prepayments and other receivables (excluding non-financial asset items)	20	816,179	661,123
- Financial assets measured at amortized cost from virtual bank	21	44	3,081
- Restricted cash and time deposits over three months	23	343,814	447,564
- Cash and cash equivalents	24	1,907,776	1,379,473
Financial assets measured at fair value through other comprehensive income (FVOCI)	17	2,054,541	2,226,138
Financial assets at fair value through profit or loss (FVPL)	22	690,627	925,204
Derivative financial asset
- Held at FVPL	32	56,363	38,008
Total		6,810,333	6,391,260

Financial liabilities
Liabilities at amortized cost
- Trade and other payables (excluding non-financial liability items)	28	1,355,329	1,318,449
- Short-term borrowings	29	289,062	251,732
- Customer deposits	30	1,929,183	2,261,214
- Other financial liabilities from virtual bank	31	89,327	54,373
Derivative financial liability
- Held at FVPL	32	9,568	—
Total		3,672,469	3,885,768

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17   Financial assets measured at fair value through other comprehensive income

	As at December 31,
	2022	2023
	RMB’000	RMB’000

Loans and advances to customers	1,608,402	1,902,985
Equity securities (Note a)	3,204	3,204
Debt securities	442,935	319,949
	2,054,541	2,226,138

Less: Non-current financial asset measured at fair value through other comprehensive income	(821,110)	(1,372,685)
	1,233,431	853,453

(a)

On August 4, 2016, the Group acquired 5% equity interest in Fujian Exchange Settlement Centre Co., Ltd. (福建交易場所清算中心股份有限公司) at a consideration of RMB5,000,000. The fair value change of the equity interest was recognized in other comprehensive income.

18   Leases

(a)	Amounts recognized in the consolidated balance sheet

	As at December 31,
	2022	2023
	RMB’000	RMB’000
Right‑of‑use assets (Note 13)
- Properties	89,574	48,572

Lease liabilities (Note 28)
- Non current	44,553	28,283
- Current	47,030	22,941
	91,583	51,224

Additions to the right-of-use assets during the years ended December 31, 2022 and 2023 were RMB76,534,000 and RMB21,612,000, respectively.

The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on December 31, 2022 and 2023 was 4.79% and 4.26%.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18   Leases (Continued)

(b)	Amounts recognized in the consolidated statement of profit or loss

	For the year ended
	December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Depreciation charge of right‑of‑use assets	88,974	75,519	45,082
Interest expenses (included in finance cost)	5,803	7,578	3,448
	94,777	83,097	48,530

The total cash outflow for leases in 2021, 2022 and 2023 were RMB97,551,000, RMB79,618,000 and RMB67,180,000, respectively.

Expenses recognized in relation to short-term leases for the years ended December 31, 2021, 2022 and 2023 amounted to RMB1,412,000, RMB2,884,000, and RMB6,258,000, respectively.

19  Trade receivables

	As at December 31,
	2022	2023
	RMB’000	RMB’000
Trade receivables	998,036	779,458
Less: impairment loss allowance (Note 5.1(b))	(57,047)	(68,789)
	940,989	710,669

Trade receivables and their aging analysis, based on recognition date, are as follows:

	As at December 31,
	2022	2023
	RMB’000	RMB’000

Up to 1 year	932,479	694,157
1 to 2 years	42,752	55,187
2 to 3 years	13,857	21,103
Above 3 years	8,948	9,011
	998,036	779,458

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20  Prepayments and other receivables

	As at December 31,
	2022	2023
	RMB’000	RMB’000
Deposit receivable *	776,481	625,371
Value-added-tax deductible	143,338	188,501
Advance to suppliers	71,755	49,492
Advance to staff	47,332	13,238
Receivables for value-added-tax paid on behalf of wealth management products	455	—
Others	46,519	41,471

Less: impairment loss allowance	(7,276)	(5,719)
	1,078,604	912,354

Less: Non-current portion of other receivables	—	(6,663)
	1,078,604	905,691

* Deposit receivable mainly represents deposit paid to the Group’s service vendors according to the contractual agreements and such receivables will contractually be repaid within one year.

(a)	Movements in the impairment loss allowance of prepayments and other receivables are as follows:

	For the year ended
	December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Beginning of the year	(3,349)	(2,968)	(7,276)
Reversals/ (Additions)	2	(4,308)	1,557
Write-off	365	—	—
Exchange differences	14	—	—
End of the year	(2,968)	(7,276)	(5,719)

21  Financial assets measured at amortized cost from virtual bank

	As at December 31,
	2022	2023
	RMB’000	RMB’000
Loans and advances to customers	44	3,142
Less: expected credit loss provision	—	(61)
	44	3,081

The balance represents financial assets measured at amortized cost carried out by OneConnect Bank, a wholly owned subsidiary from the Group, since 2020.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22   Financial assets at fair value through profit or loss

	As at December 31,
	2022	2023
	RMB’000	RMB’000

Wealth management products	690,627	925,204

As at December 31, 2022 and 2023, out of the wealth management products which the Group invested in, RMB690,627,000 and RMB532,147,000 were managed by subsidiaries of Ping An Group which are redeemable upon request by the holders, respectively.

23   Restricted cash and time deposits over three months

	As at December 31,
	2022	2023
	RMB’000	RMB’000
Restricted bank deposits	198,320	39,005
Accrued interests	1,238	446
Time deposits with initial terms over three months	144,256	413,432
	343,814	452,883

Less: Non-current restricted cash	—	(5,319)
	343,814	447,564

As at December 31, 2022, RMB192,989,000 (USD27,710,000) were pledged for currency swaps, and RMB5,331,000 was pledged for business guarantee.

As at December 31, 2023, RMB22,594,000 (USD3,190,000) were pledged for currency swaps, and RMB16,412,000 was pledged for business guarantee.

24   Cash and cash equivalents

	As at December 31,
	2022	2023
	RMB’000	RMB’000
Cash on hand	12	12
Cash at central bank	214,768	134,486
Cash at banks	1,692,996	1,244,975
	1,907,776	1,379,473

	At December 31,
	2022	2023
	RMB’000	RMB’000
USD	313,559	771,502
RMB	1,045,135	379,629
HKD	530,861	210,492
SGD	13,821	5,796
IDR	1,680	941
MYR	1,585	4
PHP	1,135	11,109
	1,907,776	1,379,473

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25   Share capital

	Number of shares	USD
Authorized
Ordinary shares of USD0.00001 at December 31, 2021, 2022 and 2023	5,000,000,000	50,000

			Equivalent
	Number of shares	USD	to RMB
Issued
Ordinary shares of USD0.00001 at December 31, 2017	900,000,000	9,000	59,838
Newly issued ordinary shares (Note a)	99,999,999	1,000	6,331
Ordinary shares of USD0.00001 at December 31, 2018	999,999,999	10,000	66,169
Newly issued ordinary shares (Note b)	3,720,665	37	257
Newly issued ordinary shares upon initial public offering (Note c)	93,600,000	936	6,549
Ordinary shares of USD0.00001 at December 31, 2019	1,097,320,664	10,973	72,975
Newly issued ordinary shares (Note d)	72,660,000	727	5,033
Surrendered ordinary shares (Note e)	(3)	—	—
Ordinary shares of USD0.00001 at December 31, 2020	1,169,980,661	11,700	78,008
Surrendered ordinary shares (Note f)	(8)	—	—
Ordinary shares of USD0.00001 at December 31, 2021 and 2022 and 2023	1,169,980,653	11,700	78,008
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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26   Other reserves

				Foreign
			Share‑based	currency
	Recapitalization	Share	compensation	translation
	reserve	premium	reserve	differences	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at January 1, 2021	1,200,000	9,627,159	173,577	(133,132)	(227,673)	10,639,931

Other comprehensive income
-Foreign currency translation differences	—	—	—	(152,542)	—	(152,542)
-Fair value changes on financial assets measured at fair value through other comprehensive income	—	—	—	—	(1,812)	(1,812)
Share-based payments:
- Value of employee services and business cooperation arrangements(Note 27)	—	—	25,409	—	—	25,409
- Exercise of shares under share option Scheme	—	—	2,345	—	—	2,345
- Vesting of shares under Restricted Share Unit Scheme	—	—	(700)	—	—	(700)
As at December 31, 2021	1,200,000	9,627,159	200,631	(285,674)	(229,485)	10,512,631

Other comprehensive income
-Foreign currency translation differences	—	—	—	426,145	—	426,145
-Fair value changes on financial assets measured at fair value through other comprehensive income	—	—	—	—	5,324	5,324
Share-based payments:
- Value of employee services and business cooperation arrangements (Note 27)	—	—	13,361	—	—	13,361
- exercise of shares under share option Scheme	—	—	331	—	—	331
- Vesting of shares under Restricted Share Unit Scheme	—	—	(4,720)	—	—	(4,720)
As at December 31, 2022	1,200,000	9,627,159	209,603	140,471	(224,161)	10,953,072

Other comprehensive income
-Foreign currency translation differences	—	—	—	26,216	—	26,216
-Fair value changes on financial assets measured at fair value through other comprehensive income	—	—	—	—	500	500
Share-based payments:
- Value of employee services and business cooperation arrangements (Note 27)	—	—	14,497	—	—	14,497
Transactions with equity holders:
- Transactions with non-controlling interests	—	—	—	—	(4,434)	(4,434)
As at December 31, 2023	1,200,000	9,627,159	224,100	166,687	(228,095)	10,989,851

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27   Share-based payments

For the purpose of establishing the Group’s share incentive scheme, a special purpose vehicle was set up in 2017 to indirectly hold ordinary shares of the Company. As the Company has the power to govern the relevant activities of the special purpose vehicle and can derive benefits from the services to be rendered by the grantees, the directors of the Company consider that it is appropriate to consolidate the special purpose vehicle. In September 2020, the Company purchased at par value of the 66,171,600 ordinary shares indirectly held by the special purpose vehicle and deposited these shares to the depositary of its ADS program. The aggregate consideration of RMB88,280,000 for 66,171,600 shares had been recognized as “shares held for share incentive scheme” before the respective shares were effectively transferred to grantees under share incentive scheme. This payment of RMB88,280,000 has been settled in December 2023.

On November 7, 2017, equity-settled share-based compensation plan (“the Share Option Scheme”) was set up with the objective to recognize and reward the contribution of eligible directors, employees and other persons (collectively, the “Grantees”) for the growth and developments of the Group. On September 10, 2019, the Board of Directors of the Company approved to amend and restate the equity-settled share-based compensation plan to supplement the Share Option Scheme with performance-based shares to grant to the Grantees (“the Restricted Share Units Scheme”). The 66,171,600 shares reserved for the share incentive scheme comprise the options previously granted under the Share Option Scheme and the remaining shares for grant under the Restricted Share Units Scheme. Both the Share Option Scheme and the Restricted Share Units Scheme are valid and effective for 10 years from the grant date. In 2022, the Company approved the increase of the number of ordinary shares available for award grant purpose under its share incentive scheme by 35,099,420. As such, the total number of ordinary shares which may be issued under the share incentive scheme is 101,271,020 shares.

In 2022, the Board of Directors of the Company approved a new share repurchase program in which the Company may purchase its own ADSs for award grant purpose. For the year ended December 31, 2022, the Company repurchased 8.02 million ADSs for a total cost of RMB74,992,000.

Share-based compensation expenses for the years ended December 31, 2021, 2022 and 2023 were allocated as follows:

	For the year ended
	December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
-Cost of revenue	935	—	3,233
-Research and development expenses	5,185	—	2,975
-Selling and marketing expenses	2,854	1,002	1,938
-General and administrative expenses	16,435	12,359	6,351
Total	25,409	13,361	14,497

Value of employee’s services (Note 8)	22,618	13,176	12,117
Value of non-employee’s services	2,791	185	2,380
Total	25,409	13,361	14,497

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27    Share-based payments (Continued)

(a)   Share Option Scheme

Subject to the Grantee continuing to be a service provider, 100% of these options will be vested over 4 years upon fulfilling the non-market performance conditions prescribed in the grantee agreement.

The exercisable period of options starts no earlier than 12 months after the Company successfully completes an initial public offering and the Company’s shares get listed in the stock exchange (“IPO and Listing”) and no later than 10 years from the grant date. The vesting date is determined by the Board of Directors of the Company.

Movements in the number of share options granted to employees are as follows:

	Number of share options
	For the year ended
	December 31,
	2021	2022	2023
At the beginning of the year	19,459,994	12,725,995	10,137,344
Exercised	(5,181,306)	(621,930)	—
Forfeited	(1,552,693)	(1,966,721)	(1,995,534)
At the end of the year	12,725,995	10,137,344	8,141,810

For the outstanding share options, the weighted-average exercise price was RMB21.00 and RMB18.02 per share and the weighted-average remaining contractual life was 5.28 and 4.22 years, respectively, as of December 31, 2022 and 2023, respectively.

Share options outstanding at the balance sheet dates have the following expiry dates and exercise prices.

				Number of share options
				As at December 31,
Grant Year	Expiry Year	Exercise price	Fair value of options	2022	2023
2017	2027	RMB1.33	RMB0.62	977,951	944,490
2017	2027	RMB2.00	RMB0.52	5,295,021	4,576,500
2018	2028	RMB52.00	RMB26.00	3,044,462	2,068,320
2019	2029	RMB52.00	RMB23.42	819,910	552,500
				10,137,344	8,141,810

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

27    Share-based payments (Continued)

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

Subject to the Grantee continuing to be a service provider, 100% of these restricted share units will be vested over 4 years upon fulfilling the service conditions and performance conditions prescribed in the grantee agreement.

Movements in the number of restricted share units granted to employees are as follows:

	Number of restricted share units
	For the year ended December 31,
	2021	2022	2023

At the beginning of the year	1,751,702	16,552,829	36,232,094
Granted	17,033,120	28,745,900	230,000
Vested	(524,358)	(3,538,551)	—
Forfeited	(1,707,635)	(5,528,084)	(5,935,971)
At the end of the year	16,552,829	36,232,094	30,526,123

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27   Share-based payments (Continued)

(b)  Restricted Share Units Scheme (Continued)

Restricted share units outstanding at the balance sheet dates have the following expiry dates and fair value prices.

			Number of restricted share units
			As at December 31,
			2022	2023
		Fair value of restricted share units
Grant Year	Expiry Year	RMB
09/10/2019	09/10/2029	35.22	204,503	158,807
01/01/2020	01/01/2030	16.18	11,509	11,502
04/01/2020	04/01/2030	16.98	45,008	42,505
07/01/2020	07/01/2030	38.67	1,502	1,500
06/01/2021	06/01/2031	13.69	248,043	155,040
06/01/2021	06/01/2031	14.31	7,502	7,500
06/01/2021	06/01/2031	14.93	112,500	112,500
07/01/2021	07/01/2031	15.16	147,751	99,001
09/01/2021	09/01/2031	5.53	4,198,965	3,335,253
10/01/2021	10/01/2031	5.25	116,593	70,001
10/01/2021	10/01/2031	4.68	3,973,655	3,444,091
01/02/2022	01/02/2032	2.40	126,862	103,397
01/02/2022	01/02/2032	2.41	1,740,001	1,740,001
01/02/2022	01/02/2032	3.29	567,700	462,265
01/02/2022	01/02/2032	2.64	300,000	365,760
04/02/2022	04/02/2032	1.78	130,000	130,000
07/02/2022	07/02/2032	2.72	40,000	40,000
10/02/2022	10/02/2032	0.98	80,000	80,000
12/16/2022	12/16/2032	0.81	24,180,000	19,977,000
01/02/2023	01/02/2033	0.71	—	190,000
			36,232,094	30,526,123

Based on fair value of the underlying ordinary share, the Company have used the Monte Carlo model to determine the fair value of the restricted share units as at the grant date. Key assumptions are set as below:

	2021	2022	2023

Risk-free interest rate	2.0%~3.0%	2.0%~3.0%	2.0%~3.0%
Volatility	43.0%~49.0%	43.0%~49.0%	48.0%~49.0%
Dividend yield	0.0%	0.0%	0.0%

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27   Share-based payments (Continued)

(c)  Share Repurchase

In 2022, the Board of Directors of the Company approved a new share repurchase program in which the Company may purchase its own ADSs for award grant purpose. For the year ended December 31, 2022, the Company repurchased 8.02 million ADSs as 24.07 million ordinary shares for a total cost of RMB74,992,000.

28   Trade and other payables

	As at December 31,
	2022	2023
	RMB’000	RMB’000
Trade payables (i)
Due to related parties	442,007	119,434
Due to third parties	311,610	127,125
	753,617	246,559

Redemption liability (ii, iii)	243,937	232,951
Accrued expenses	516,240	436,846
Security deposits	160,814	136,813
Lease liabilities (Note 18(a))	91,583	51,224
Amounts payable for purchase of shares held for share incentive scheme (Note 27)	88,280	—
Income and other tax payables	51,913	45,057
Amounts due to related parties	644,900	744,604
Others	112,822	115,517
	2,664,106	2,009,571

Less: non - current portion
Lease liabilities	(44,553)	(28,283)
Amounts payable for purchase of shares held for share incentive scheme (Note 27)	(88,280)	—
	(132,833)	(28,283)
	2,531,273	1,981,288
(i)	As at December 31, 2022, and 2023, based on recognition date, the aging of the trade payables are mainly within 1 year.
(ii)	According to the shareholders agreement of BER Technology, the non-controlling shareholders shall have the right to request the Group to purchase the remaining 20% equity interests in BER Technology in an agreed period from June 30, 2022 to December 31, 2022. The purchase price was determined based on the financial performance of BER Technology and a pre-determined formula that set out in the respective shareholders agreement. Accordingly, the redemption liability of approximately RMB44,105,000 was initially recognized by the Group upon completion of acquisition as at the present value of the estimated future cash outflows, and the same amount was debited to other reserve. The redemption liability was subsequently measured at amortized cost. On December 30, 2022, the Group entered into a share purchase agreement with non-controlling shareholders of BER Technology to acquire the remaining 20% equity interests of BER Technology after renegotiation. The Group acquired the remaining 20% equity interests of BER Technology for RMB15,000,000 and relevant redemption liability has been settled in 2023.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28   Trade and other payables (Continued)

(iii)	The Group wrote a put option on the equity in Vantage Point Technology pursuant to the relevant transaction documents entered into with certain non-controlling shareholders of Vantage Point Technology, which provides each of such non-controlling shareholders with the right to require the Group to purchase the equity interest subject to the terms and conditions of the put option. A financial liability (redemption liability) of RMB183,569,000 was initially recognized on the acquisition date to account for the put option and other reserve of the same amount were debited accordingly. The redemption liability was subsequently measured at amortized cost. As at December 31, 2023, the redemption liability of RMB232,951,000 was estimated based on the estimation of matters relating to the terms and conditions of the put option which is in the process of renegotiation as of the date of this report.

29   Short-term borrowings

	As at December 31,
	2022	2023
	RMB’000	RMB’000
Unsecured	289,062	251,732

The weighted average interest rate of short-term borrowings was 4.61%, 4.48% per annum as at December 31, 2022, 2023.

30   Customer deposits

	As at December 31,
	2022	2023
	RMB’000	RMB’000
Current and savings accounts	243,231	437,153
Fixed deposit	1,685,952	1,824,061
	1,929,183	2,261,214

It represented customer deposits held by OneConnect Bank.

31   Other financial liabilities from virtual bank

	As at December 31,
	2022	2023
	RMB’000	RMB’000

Repurchase agreements	89,327	54,373

As at December 31, 2023, the repurchase agreements of OneConnect Bank amounting to RMB54,373,000 (HKD60,000,000) were secured by debt securities included in “Financial assets measured at fair value through other comprehensive income”.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32   Derivative financial assets and liabilities

	As at December 31,
	2022		2023
	Nominal		Nominal
	amount	Fair value	amount	Fair value

	RMB’000		RMB’000
Foreign exchange swaps	648,404	19,279	5,666	388
Currency forwards	741,937	37,084	358,636	37,620
Derivative financial assets	1,390,341	56,363	364,302	38,008

Foreign exchange swaps	208,938	9,568	—	—
Derivative financial liabilities	208,938	9,568	—	—

33   Dividends

No dividends had been paid or declared by the Company during the years ended December 31, 2022 and 2023.

34   Deferred income tax

(a)	Deferred tax assets

The movements of deferred tax assets were as follows:

		Accelerated
		amortization
		of intangible
	Tax losses	assets	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2021	312,908	212,035	59,751	584,694
Recognized in the profit or loss	116,993	(5,513)	8,644	120,124
At December 31, 2021	429,901	206,522	68,395	704,818
Recognized in the profit or loss	112,340	(21,274)	(16,489)	74,577
At December 31, 2022	542,241	185,248	51,906	779,395
Recognized in the profit or loss	40,384	(27,336)	359	13,407
At December 31, 2023	582,625	157,912	52,265	792,802

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34   Deferred income tax (Continued)

(b)	Deferred tax liabilities

The movements of deferred tax liabilities were as follows:

	Intangible
	assets
	acquired
	through
	business
	combination	Others	Total
	RMB’000	RMB’000	RMB’000
At January 1, 2021	20,080	18,141	38,221
Recognized in the profit or loss	(10,219)	3,459	(6,760)
At December 31, 2021	9,861	21,600	31,461
Recognized in the profit or loss	(4,665)	(8,164)	(12,829)
At December 31, 2022	5,196	13,436	18,632
Recognized in the profit or loss	(3,117)	11,090	7,973
At December 31, 2023	2,079	24,526	26,605

(c)Offsetting of deferred tax assets and deferred tax liabilities

	As at 31 December
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Deferred tax assets	704,818	779,395	792,802
Set-off of deferred tax liabilities	(21,600)	(13,436)	(24,526)
	683,218	765,959	768,276

	As at 31 December
	2021	2022	2023
	RMB’000	RMB’000	RMB’000

Deferred tax liabilities	31,461	18,632	26,605
Set-off of deferred tax assets	(21,600)	(13,436)	(24,526)
	9,861	5,196	2,079

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35   Cash flow information

(a)	Cash used in operations

	For the year ended
	December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Loss before income tax	(1,442,608)	(990,173)	(361,714)
Depreciation and amortization	438,749	281,430	201,341
Net impairment losses on financial and contract assets	72,229	33,639	53,950
Net impairment losses on intangible assets	—	10,208	5,851
Losses on disposal of property and equipment and intangible asset	266	14,490	6,058
Share-based payments expenses (Note 27)	25,409	13,361	14,497
Net losses/ (gain) on derivatives (Note 9)	169,545	(262,769)	(30,592)
Net gain on financial assets at fair value through profit or loss (Note 9)	(45,644)	(30,687)	(20,007)
Share of gain of associate and joint venture (Note 15)	(9,946)	(24,852)	(4,607)
Impairment charges on associate(Note 15)	—	10,998	7,157
Remeasurement of redemption liability(Note 9)	—	(37,874)	—
Finance costs	74,743	35,168	19,535
Interest from investing activities	(22,983)	(6,646)	(26,252)
Exchange (gain)/losses (Note 9)	(77,143)	312,843	11,171
Changes in working capital:
Trade receivables	(123,371)	(63,884)	185,745
Contract assets	45,855	106,135	29,276
Prepayments and other receivables	(353,480)	(335,419)	165,244
Trade and other payable	530,095	106,952	(817,507)
Contract liabilities	17,032	13,365	(30,938)
Customer deposits	944,318	579,012	332,031
Other financial liabilities from virtual bank	—	89,327	(34,954)
Financial assets measured at amortized cost from virtual bank	586,953	13,341	(3,098)
Financial assets measured at fair value through other comprehensive income from virtual bank	(1,103,460)	(504,942)	(294,583)
Payroll and welfare payables	(110,263)	(83,809)	(45,350)
	(383,704)	(720,786)	(637,746)

(b)	Non-cash investing and financing activities

	For the year ended
	December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Acquisition of right‑of‑use properties by leasing (Note 13)	118,030	76,534	21,612

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35	Cash flow information (Continued)
(c)	Reconciliation of cash and liquid investments and gross debt

This section sets out an analysis of cash and liquid investments and gross debt as of December 31, 2022 and 2023 and the movements in cash and liquid investments and gross debt for the years ended December 31, 2021, 2022 and 2023.

	As at December 31,
	2022	2023
	RMB’000	RMB’000
Restricted cash and time deposits over three months	343,814	447,564
Cash and cash equivalents	1,907,776	1,379,473
Financial assets at fair value through profit or loss	690,627	925,204
Lease liabilities (Note 18)	(91,583)	(51,224)
—due within one year	(47,030)	(22,941)
—due after one year	(44,553)	(28,283)
Borrowings — repayable within one year	(289,062)	(251,732)
	2,561,572	2,449,285

Cash and liquid investments	2,942,217	2,752,241
Gross debt — fixed interest rates	(380,645)	(302,956)
	2,561,572	2,449,285

			Financial
			assets at
			fair value	Liabilities from
			through	financing activities
	Restricted	Cash and cash	profit or	Lease
	cash (ii)	equivalents	loss	liabilities	Borrowings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2021	2,280,499	3,055,194	1,487,871	(134,219)	(2,283,307)	4,406,038

Cash flows	(1,206,607)	(1,627,680)	538,138	96,139	1,524,899	(675,111)
Acquisition of right-of-use assets	—	—	—	(118,030)	—	(118,030)
Other Changes (i)	(13,465)	(28,144)	45,644	1,220	(56,852)	(51,597)
As at December 31, 2021	1,060,427	1,399,370	2,071,653	(154,890)	(815,260)	3,561,300

Cash flows	(788,828)	433,119	(1,411,713)	76,734	543,501	(1,147,187)
Acquisition of right-of-use assets	—	—	—	(76,534)	—	(76,534)
Other Changes (i)	72,215	75,287	30,687	63,107	(17,303)	223,993
As at December 31, 2022	343,814	1,907,776	690,627	(91,583)	(289,062)	2,561,572

Cash flows	77,533	(543,432)	214,570	60,922	49,403	(141,004)
Acquisition of right-of-use assets	—	—	—	(21,612)	—	(21,612)
Other Changes (i)	26,217	15,129	20,007	1,049	(12,073)	50,329
As at December 31, 2023	447,564	1,379,473	925,204	(51,224)	(251,732)	2,449,285
(i)	Other changes include accrued interests, disposal, foreign currency translation differences and other non-cash movements.
(ii)	Cash flows include restricted cash and time deposits over three months movements recognized in cash flows from operating activities and investing activities.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36   Related party transactions

The following significant transactions were carried out between the Group and its related parties during the years ended December 31, 2021, 2022 and 2023.

(a)	Names and relationships with related parties

The following companies are related parties of the Group that had balances and/or transactions with the Group during the years ended December 31, 2021, 2022 and 2023.

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

Key management includes directors (executive and non-executive) and senior officers. The compensations paid or payable by the Group to key management for employee services are shown below:

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000

Wages and salaries	28,163	21,123	20,806
Welfare and other benefits	772	614	654
Share-based payments	4,187	8,401	4,909
	33,122	30,138	26,369

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36   Related party transactions (Continued)

(c)	Significant transactions with related parties

	For the year ended
	December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Revenue
Ping An Group and its subsidiaries	2,315,220	2,526,682	2,091,039

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Purchase of services
Ping An Group and its subsidiaries	1,534,302	1,706,436	1,423,367

Net loss on disposal of property and equipment
Ping An Group and its subsidiaries	—	(599)	(1,359)

Net gain from wealth management products consolidated by related parties
Ping An Group and its subsidiaries	26,249	18,890	12,996

Net (loss)/gain on derivatives
Ping An Group and its subsidiaries	(169,545)	262,769	30,592

Investment income from loan to related party
Open Portal Guangxi	—	283	—

Interest income on bank deposits
Ping An Group and its subsidiaries	12,037	9,234	17,637

Leasing payment
Ping An Group and its subsidiaries	19,849	20,957	12,131

Interest expenses
Ping An Group and its subsidiaries	15,914	2,672	—

Net gain on financial assets measured at fair value through other comprehensive income
Ping An Group and its subsidiaries	—	315	—

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36	Related party transactions (Continued)

(d)	Year end balances with related parties

	As at December 31,
	2022	2023
	RMB’000	RMB’000
Trade receivables
Ping An Group and its subsidiaries (i)	372,456	299,098

Contract assets
Ping An Group and its subsidiaries	9,876	7,538

Prepayment and other receivables
Ping An Group and its subsidiaries	771,137	599,671

Financial assets at fair value through profit or loss (Note 22)
Ping An Group and its subsidiaries	405,960	417,956

Cash and restricted cash and time deposits over three months
Ping An Group and its subsidiaries	787,916	784,840

Trade and other payables
Ping An Group and its subsidiaries (i)	1,086,907	864,038

Contract liabilities
Ping An Group and its subsidiaries	27,517	25,550

Derivative financial assets
Ping An Group and its subsidiaries	56,363	38,008

Derivative financial liabilities
Ping An Group and its subsidiaries	9,568	—
(i)	The balances with related parties were unsecured, interest-free and repayable on demand.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37   The Group’s maximum exposure to unconsolidated structured entities

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

The size of unconsolidated structured entities and the Group’s funding and maximum exposure are shown below:

	Unconsolidated structured entities
			The Group’s
		Carrying	maximum	Interest held
31 December 2022	Size	amount	exposure	by the Group
	RMB’000	RMB’000	RMB’000
Asset management products managed by the Group	594,058	—	—	Service fee
Wealth management products managed by related parties	Note a	690,627	690,627	Investment income

Unconsolidated structured entities
The Group’s
		Carrying	maximum	Interest held
31 December 2023	Size	amount	exposure	by the Group
	RMB’000	RMB’000	RMB’000
Wealth management products managed by related parties	Note a	532,147	532,147	Investment income

Note a: The wealth management products are sponsored by related financial institutions and the information related to size of these structured entities were not publicly available. The carrying amount is recorded in financial assets at fair value through profit or loss.

38   Contingencies

The Group did not have any material contingent liabilities as at December 31, 2022 and 2023.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39   Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the subsidiaries, the VIEs and Subsidiaries of VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s subsidiaries, the VIEs and Subsidiaries of VIEs is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the subsidiaries and the Consolidated Affiliated Entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets. As at December 31, 2023, the total restricted net assets of the Company’s subsidiaries and the VIEs and Subsidiaries of VIEs incorporated in PRC and subjected to restriction amounted to approximately RMB 6,338,242,000. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and the VIEs and Subsidiaries of VIEs to satisfy any obligations of the Company.

40   Parent company only condensed financial information

Parent Company only financial statements have been provided pursuant to the requirements of Securities and Exchange Commission Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of the Company’s consolidated subsidiaries, including VIEs, as of December 31, 2023 exceeded the 25% threshold, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries and VIEs. Certain information and footnote disclosures generally included in financial statements prepared in accordance with IFRSs have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments or guarantees as at December 31, 2023. The subsidiaries did not pay any dividend to the Company for the years presented.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40   Parent company only condensed financial information (Continued)

(a)	Condensed Statements of Comprehensive Income

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Selling and marketing expenses	(439)	(387)	(90)
General and administrative expenses	(53,621)	(104,653)	(32,965)
Net impairment losses on amount due from subsidiaries	—	(465,457)	(281,288)
Other income, gains or loss‑net	834	2,555	(457)
Operating loss	(53,226)	(567,942)	(314,800)
Finance (costs)/income – net	(32)	(573)	196
Share of losses of joint venture	(2,896)	—	—
Share of losses of subsidiaries and VIEs	(1,225,545)	(303,759)	(48,111)
Loss before income tax	(1,281,699)	(872,274)	(362,715)
Income tax expenses	—	—	—
Loss for the year	(1,281,699)	(872,274)	(362,715)
Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
– Foreign currency translation differences	(152,542)	69,454	3,880
– Changes in the fair value of debt instruments measured at fair value through other comprehensive income	(16)	5,324	500
Items that will not be subsequently reclassified to profit or loss
– Foreign currency translation differences	—	356,691	22,336
– Changes in the fair value of equity investments measured at fair value through other comprehensive income	(1,796)	—	—
Total comprehensive loss	(1,436,053)	(440,805)	(335,999)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40   Parent company only condensed financial information(Continued)

(b)	Condensed Balance Sheets

		As at December 31,
		2022	2023
	Note	RMB’000	RMB’000
ASSETS
Non‑current assets
Interest in subsidiaries	40(d)	1,764,074	2,181,554
Total non‑current assets		1,764,074	2,181,554

Current assets
Amount due from subsidiaries	40(d)	1,641,677	803,173
Prepayments and other receivables		448	435
Cash and cash equivalents		7,327	3,267
Total current assets		1,649,452	806,875
Total assets		3,413,526	2,988,429

EQUITY AND LIABILITIES
Equity
Share capital	25	78	78
Shares held for share incentive scheme	27	(149,544)	(149,544)
Reserves	26	10,953,072	10,989,851
Accumulated loss		(7,510,899)	(7,873,614)
Total equity		3,292,707	2,966,771

Liabilities
Non‑current liabilities
Trade and other payables		88,280	—
Total non‑current liabilities		88,280	—

Current liabilities
Trade and other payables		32,539	21,658
Total current liabilities		32,539	21,658
Total liabilities		120,819	21,658
Total equity and liabilities		3,413,526	2,988,429

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40	Parent company only condensed financial information (Continued)
(c)	Condensed Statements of Cash Flows

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Cash used in operating activities
Cash used in operations	(51,132)	(139,011)	(44,284)
Net cash used in operating activities	(51,132)	(139,011)	(44,284)
Cash flows from investing activities
Payment for interest in subsidiaries, net of cash acquired	(1,333,804)	(3,005,546)	(1,117,823)
Proceeds from loan to subsidiaries	1,350,654	3,218,655	1,157,947
Net cash generated from investing activities	16,850	213,109	40,124

Cash flows from financing activities
Proceeds from exercise of shares under share incentive scheme	9,257	1,161	—
Payments for shares repurchase	—	(74,992)	—
Net cash generated from/ (used in) financing activities	9,257	(73,831)	—
Net (decrease)/increase in cash and cash equivalents	(25,025)	267	(4,160)
Cash and cash equivalents at the beginning of the year	31,857	6,454	7,327
Effects of exchange rate changes on cash and cash equivalents	(378)	606	100
Cash and cash equivalents at the end of year	6,454	7,327	3,267

(d)	Interest in subsidiaries and amount due from subsidiaries

	As at December 31,
	2022	2023
	RMB’000	RMB’000
Interest in subsidiaries
Equity investment in subsidiaries	1,764,074	2,181,554

	As at December 31,
	2022	2023
	RMB’000	RMB’000
Amount due from subsidiaries
Loan receivables	1,641,677	803,173

41   Subsequent events

On November 13, 2023, the Company entered into the Share purchase Agreement with Lufax Holding Ltd (the Purchaser), pursuant to which the Company conditionally agreed to sell, and the Purchaser conditionally agreed to acquire OneConnect Bank through transferring the entire issued share capital of the Jin Yi Tong Limited (the “Disposal Company”, a company indirectly holds 100% of the issued share capital of OneConnect Bank through its 100% owned subsidiary Jin Yi Rong Limited) at a consideration of HK $933,000,000 in cash, subject to the terms and conditions of the Share Purchase Agreement. Upon closing, the Company will cease to hold any interest in the Disposal Company. Accordingly, the Disposal Company, Jin Yi Rong Limited and OneConnect Bank and any company that is directly or indirectly controlled by OneConnect Bank (the “Disposal Group”) will cease to be subsidiaries of the Company and will no longer be consolidated into the financial statements of the Group. The transaction was approved by shareholders of the Company through an extraordinary general meeting held on January 16, 2024 and was completed on April 2, 2024. The relevant disposal gain is approximately RMB 262 million.