Form 20-F/A
period 2023-12-31
ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
filed 2024-07-05
CIK 1780531

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No.1)

(Mark One)

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Shenzhen. Guangdong. The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS represents thirty ordinary shares, par value USS0.00001 per share	OCFT	The New York Stock Exchange
Ordinary shares, par value USS0.00001 per share	6638	The Stock Exchange of Hong Kong Limited

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

Auditor Name	Auditor Location	Auditor Firm ID
PricewaterhouseCoopers Zhong Tian LLP	Shenzhen, the People’s Republic of China	1424

EXPLANATORY NOTE

This Amendment No.1 to the annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “Amendment”) of OneConnect Financial Technology Co., Ltd. (the “Company”), as originally filed with the U.S. Securities and Exchange Commission on April 23, 2024 (the “Original Filing”), is being filed solely for purposes of filing the updated certifications as exhibits to this Amendment by the Company’s principal executive officer and principal financial officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended. Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Original Filing, or reflect any event that has occurred after the filing of the Original Filing.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment and that it has duly caused and authorized the undersigned to sign this Amendment on its behalf.

OneConnect Financial Technology Co., Ltd.
	By:	/s/ Mr. Yongtao Luo
	Name:	Mr. Yongtao Luo
	Title:	Chief Financial Officer
Date: July 5, 2024