Form 20-F/A
period 2023-12-31
ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
filed 2024-07-18
CIK 1780531

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No.2)

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

EXPLANATORY NOTE

This Amendment No.2 to the annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “Amendment No.2”) of OneConnect Financial Technology Co., Ltd. (the “Company”), as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 23, 2024 (the “Original Filing”), as amended by Amendment No.1 to the annual report on Form 20-F/A filed with the SEC on July 5, 2024 (the “Amendment No.1”), is being filed solely for purposes of filing the updated certifications as exhibits to this Amendment No.2 by the Company’s principal executive officer and principal financial officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

The Company is also including the Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 dated April 23, 2024 (the “Audited Financial Statements”) and Item 15 of the Form 20-F. There are no changes to Item 15 or the Audited Financial Statements of the Company from the Original Filing.

Other than as expressly set forth above, this Amendment No.2 does not, and does not purport to, amend, update or restate the information in any other item of the Original Filing or the Amendment No.1, or reflect any event that has occurred after the filing of the Original Filing. The Original Filing, as amended by the Amendment No. 1 and Amendment No. 2, is referred to as “this Form 20-F”, “this annual report on Form 20-F” or “the Annual Report”.

ITEM 15.CONTROLS AND PROCEDURES

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 19.EXHIBITS

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

8.1***	Significant Subsidiaries and VIE of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234666), as amended, initially filed with the Securities and Exchange Commission on November 13, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1***	Consent of Haiwen & Partners
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
97.1***	Policy for the Recovery of Erroneously Awarded Compensation of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104.*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith

** Furnished herewith

*** Previously filed as an exhibit to the annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 23, 2024

† Certain portions of these exhibits have been omitted as confidential

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No.2 and that it has duly caused and authorized the undersigned to sign this Amendment No.2 on its behalf.

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Mr. Yongtao Luo
	Name:	Mr. Yongtao Luo
	Title:	Chief Financial Officer

Date: July 18, 2024

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