Form 20-F
period 2024-12-31
ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
filed 2025-04-24
CIK 1780531

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐                 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

Cayman Islands

(Jurisdiction of incorporation or organization)

21/24F, Ping An Finance Center, No. 5033 Yitian Road

Futian District, Shenzhen, Guangdong, 518000, The People’s Republic of China

(Address of principal executive offices)

Mr. Rubo Lin, Chief Financial Officer

Telephone: +86-21-2066-0625

Email: OCFT_IR@ocft.com

21/24F, Ping An Finance Center, No. 5033 Yitian Road

Futian District. Shenzhen. Guangdong. The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS represents thirty ordinary shares, par value US$0.00001 per share	OCFT	The New York Stock Exchange

Ordinary shares, par value US$0.00001 per share	6638	The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,169,980,653 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated or the context otherwise requires, and for purposes of this annual report on Form 20-F only:

●	“ADRs” refer to the American depositary receipts that evidence our ADSs;
●	“ADSs” refer to our American depositary shares, each of which represents thirty ordinary shares;
●	“AI” refers to artificial intelligence;
●	“basic customers” refer to our customers that contribute annual revenue of less than RMB100,000;
●	“China” or “the PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“continuing operations” refers to the remaining business of the Company after the disposal of its virtual bank business on April 2, 2024. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Discontinued Operations” for more details;
●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;
●	“Hong Kong dollars” or “HK$” refers to the legal currency of Hong Kong;
●	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;
●	“IaaS” refers to infrastructure-as-a-service;
●	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;
●	“IT” refers to information technology;
●	“net expansion rate” is a numerical representation of the expansion of our customer relationships on a year-on-year basis, calculated as a fraction, the denominator of which is the revenue contribution from a particular group of customers in one year and the numerator of which is the contribution from the same group of customers in the following year, expressed as a percentage;
●	“OCR” refers to optical character recognition;
●	“OneConnect,” “we,” “us,” “our company” and “our” refer to OneConnect Financial Technology Co., Ltd., a Cayman Islands exempted company, and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include the VIEs and their subsidiaries;
●	“PaaS” refers to platform-as-a-service;
●	“Ping An Group” refers to Ping An Insurance (Group) Company of China, Ltd. and, unless the context requires otherwise, its subsidiaries;

●	“Premium customers” refers to our customers that contribute annual revenue of at least RMB100,000, excluding Ping An Group and its subsidiaries, although this category includes certain customers that we have direct contracts with, and provide direct services to, where payments for these services have been made through contractual arrangements that we have with others, including Ping An Group;
●	“Premium plus customers” refers to premium plus customers that contribute annual revenue of at least RMB1,000,000;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“SaaS” refers to software-as-a-service;
●	“shares” or “ordinary shares” refer to our ordinary shares, par value US$0.00001 per share;
●	“SKU” refers to stock keeping unit;
●	“SLA” refers to service level availability;
●	“SME” refers to small and medium enterprises;
●	“Third-party customer” refers to each customer with revenue contribution of less than 5% of our total revenue in the relevant period; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States.

All of our customer numbers in this annual report are exclusive of Ping An Group and its subsidiaries.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2024. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On April  18, 2025, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB7.2996 to US$1.00.

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

Recent Regulatory Developments

Cyber Security Review and Data Privacy Regulations

The PRC regulatory authorities have promulgated, among others, the Personal Information Protection Law of the PRC and the Data Security Law of the PRC to ensure cybersecurity, data and personal information protection. These laws, as well as other proposed regulations, demonstrate that relevant laws and regulations governing these areas are developing along with the enforced and constantly tightening of relevant regulatory supervision. The State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure on July 30, 2021, which took effect on September 1, 2021. This regulation requires, among other things, that certain competent authorities identify and protect critical information infrastructures. In addition, on September 24, 2024, the State Council of China promulgated the Regulations on Network Data Security Management, which took effect on January 1, 2025.The Regulations specify, among other, key obligations for network data processors before processing personal information, definitions of important data, obligations of processing important data, requirements to establish broader contract for data sharing between data processors, and the exemption for regulatory obligations regarding cross-border data transfers. The CAC and a number of other departments under the State Council promulgated the Cybersecurity Review Measures on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators, or CIIO, purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review.

On September 1, 2021, the Data Security Law of the PRC became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system. In addition, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC, or the PIPL, on August 20, 2021, and this law took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border provision of personal information. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows, effective on March 22, 2024, which specify certain scenarios in which no data cross-border compliance declaration is required. Under the Regulations on Network Data Security Management, important data processors are required to carry out annual data security evaluations and submit evaluation reports to the authorities at or above the provincial level. We have implemented comprehensive cybersecurity and data protection policies, procedures and measures to safeguard personal information and ensure secured storage and transmission of data and prevent unauthorized access or use of data. However, we cannot guarantee that we will be able to comply with these new laws and regulations in all aspects or future laws and regulations will not restrict our business operations.

On February 14, 2025, the CAC promulgated the Administrative Measures for Personal Information Protection Compliance Audits, effective on May 1, 2025, which specify that personal information processors who process personal information of more than 10 million people should conduct regular compliance audits at least once every two years, and the authorities may require personal information processors to entrust professional organizations to conduct compliance audits for their personal information processing activities, if (i) personal information processing involve relatively large risks such as serious impact on personal rights and interests or lack of security measures seriously;(ii) personal information processing may infringe upon the rights and interests of many people; or(iii) the personal information security incident occurs, resulting in the divulgence, tampering with, loss or damage of personal information of more than one million people or sensitive personal information of more than 100,000 people. There are uncertainties as to the interpretation and application of these cybersecurity and data privacy laws, regulations and standards, and they may be interpreted and applied in a manner that is inconsistent with our current policies and practices or require changes to the features of our data systems. If the Chinese Securities Regulatory Commission, or the CSRC, the CAC or other regulatory agencies later deem us to be a CIIO and require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our business operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline.

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

Cash Flows through Our Organization

Cash Transfer between our Company, Subsidiaries and VIEs

The following table presents the cash flows among the Company, its subsidiaries, its VIEs and the VIEs’ subsidiaries for the periods indicated:

	For the Year Ended December 31,
	2022	2023	2024

Cash flows through intercompany transfer	(RMB in thousands)
Cash paid by VIE to subsidiaries for technical service fee	(214,400)	(136,849)	(12,370)
Cash paid by subsidiaries to the VIE for technical service fee	49,693	652	3,884
Advances from subsidiaries to the VIE	3,310,207	2,019,045	1,499,917
Repayment of advances to Group companies by the VIE	(2,611,918)	(2,273,761)	(1,601,874)

During 2022, 2023 and 2024, the VIEs earned inter-company revenues in the amounts of RMB3.1 million, RMB11.7 million and RMB106.4 million by providing application and platform implementation to Hong Kong, Singapore and Philippine subsidiaries.

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

Financial Information Related to the VIEs

The following tables present the condensed consolidating schedules depicting the financial position, cash flows and results of operations for the Company, the consolidated VIEs, our consolidated subsidiaries and any eliminating adjustments as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024. This table follows the line item disclosures with respect to the variable interest entity in Note 1.2 to the consolidated financial statements included elsewhere in this annual report.

(i)	Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31, 2024
				VIE and
		Other		VIE’s	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Results of Operations
Third- party revenues	—	183,900	111,586	1,952,617	—	2,248,103
Inter- company revenues(3)	—	—	11,915	106,362	(118,277)	—
Third- party cost	—	(89,129)	(110,897)	(1,243,580)	—	(1,443,606)
Inter- company cost for technology service(3)	—	(87,071)	(19,291)	(11,915)	118,277	—
Total expenses	(23,511)	(33,994)	(69,121)	(866,667)	—	(993,293)
Third- party net finance income/(cost)	412	59,132	(2,510)	(2,839)	—	54,195
Inter- company net finance income/(cost)(4)	—	29,663	(5,832)	(23,831)	—	—
Share of loss of subsidiaries and VIEs(1)	(141,198)	(358,617)	—	—	499,815	—
Gain/(loss) on disposal of subsidiaries	260,137	(50,638)	—	—	—	209,499
Net impairment losses on amount due from subsidiaries	(555,517)	(302,503)	(271,927)	—	1,129,947	—
Others, net	—	15,525	(74,388)	4,959	(60,833)	(114,737)
Loss before income tax	(459,677)	(633,732)	(430,465)	(84,894)	1,568,929	(39,839)
Income tax expense	—	(1,901)	(266,434)	(187,033)	—	(455,368)
Loss for the year	(459,677)	(635,633)	(696,899)	(271,927)	1,568,929	(495,207)

	For the year ended December 31, 2023
				VIE and
		Other		VIE’s	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Results of Operations
Third- party revenues	—	249,583	168,325	3,249,600	—	3,667,508
Inter- company revenues(3)	—	—	151,463	11,685	(163,148)	—
Third- party cost	—	(396,844)	(142,151)	(1,779,108)	—	(2,318,103)
Inter- company cost for technology service(3)	—	—	(151,463)	(11,685)	163,148	—
Total expenses	(33,055)	(71,751)	(105,950)	(1,524,766)	—	(1,735,522)
Third- party net finance cost	196	16,912	(3,739)	(4,321)	—	9,048
Inter- company net finance income/(cost)(4)	—	33,839	(7,054)	(26,785)	—	—
Share of loss of subsidiaries and VIEs(1)	(48,111)	(152,292)	(68,079)	—	268,482	—
Net impairment losses on amount due from subsidiaries	(281,288)	—	—	—	281,288	—
Others, net	(457)	(6,684)	(2,590)	25,086	—	15,355
Loss before income tax	(362,715)	(327,237)	(161,238)	(60,294)	549,770	(361,714)
Income tax (expense)/benefit	—	(2,097)	120	(7,785)	—	(9,762)
Loss for the year	(362,715)	(329,334)	(161,118)	(68,079)	549,770	(371,476)

	For the year ended December 31, 2022
				VIE and
		Other		VIE’s	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Results of Operations
Third- party revenues	—	192,372	206,923	4,064,707	—	4,464,002
Inter- company revenues(3)	—	—	212,507	3,084	(215,591)	—
Third- party cost	—	(609,822)	(161,719)	(2,057,445)	—	(2,828,986)
Inter- company cost for technology service(3)	—	—	(212,507)	(3,084)	215,591	—
Total expenses	(105,040)	(88,176)	(141,642)	(2,318,900)	—	(2,653,758)
Third- party net finance cost	(573)	4,535	(11,678)	(14,748)	—	(22,464)
Inter- company net finance income/(cost)(4)	—	16,860	(11,152)	(5,708)	—	—
Share of loss of subsidiaries and VIEs(1)	(303,759)	(228,878)	(195,819)	—	728,456	—
Net impairment losses on amount due from subsidiaries	(465,457)	—	—	—	465,457	—
Others, net	2,555	(52,617)	32,987	68,108	—	51,033
Loss before income tax	(872,274)	(765,726)	(282,100)	(263,986)	1,193,913	(990,173)
Income tax (expense)/benefit	—	(1,941)	(4,079)	68,167	—	62,147
Loss for the year	(872,274)	(767,667)	(286,179)	(195,819)	1,193,913	(928,026)

(ii)	Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2024
		Other		VIE and	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	VIE’s subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Financial Position
Assets
Non-current assets
Investment in subsidiaries(1,2)	1,492,100	—	—	—	(1,492,100)	—
Intangible assets	—	87,201	87,648	20,787	—	195,636
Deferred tax assets	—	—	—	313,805	—	313,805
Other non-current assets	—	15,210	2,786	42,511	—	60,507
Total non-current assets	1,492,100	102,411	90,434	377,103	(1,492,100)	569,948
Current assets
Trade receivables(3)	—	78,285	75,067	556,986	(213,909)	496,429
Prepayments and other receivables(3)	1,059	169,506	5,624	373,792	(207,760)	342,221
Amount due from Group companies(2)	1,075,885	1,615,566	3,504,760	339,570	(6,535,781)	—
Financial assets at fair value through profit or loss	—	—	5,722	449,294	—	455,016
Restricted cash and time deposits over three months	—	19,737	10,696	21,507	—	51,940
Cash and cash equivalents	6,706	1,705,068	42,633	193,515	—	1,947,922
Other current assets	—	47,957	51,765	4,054	—	103,776
Total current assets	1,083,650	3,636,119	3,696,267	1,938,718	(6,957,450)	3,397,304
Total assets	2,575,750	3,738,530	3,786,701	2,315,821	(8,449,550)	3,967,252
Liabilities
Non-current liabilities
Amount due to Group companies(2)	—	—	—	—	—	—
Trade and other payables-Non Current	—	4,457	876	5,337	—	10,670
Other non-current liabilities	—	—	—	12,946	—	12,946
Total non-current liabilities	—	4,457	876	18,283	—	23,616
Current liabilities
Trade and other payables	17,298	658,963	343,578	395,672	(421,669)	993,842
Amount due to Group companies(2)	—	1,877,041	406,340	4,891,432	(7,174,813)	—
Deficit in subsidiaries and VIEs(1)	—	—	3,311,283	—	(3,311,283)	—
Short-term borrowings	—	—	19,160	—	—	19,160
Payroll and welfare payables	—	25,315	55,853	230,022	—	311,190
Other current liabilities	—	12,383	11,423	91,695	—	115,501
Total current liabilities	17,298	2,573,702	4,147,637	5,608,821	(10,907,765)	1,439,693
Total liabilities	17,298	2,578,159	4,148,513	5,627,104	(10,907,765)	1,463,309
Total shareholders’ equity(1)	2,558,452	1,160,371	(361,812)	(3,311,283)	2,458,215	2,503,943

	As of December 31, 2023
		Other		VIE and		Consolidated
	Parent	Subsidiaries	WFOE	VIE’s subsidiaries	Eliminating	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Financial Position
Assets
Non-current assets
Investment in subsidiaries(1,2)	2,181,554	358,617	—	—	(2,540,171)	—
Intangible assets	—	265,646	162,733	42,992	—	471,371
Deferred tax assets	—	—	266,832	501,444	—	768,276
Other non-current assets	—	1,409,195	1,070	59,478	—	1,469,743
Total non-current assets	2,181,554	2,033,458	430,635	603,914	(2,540,171)	2,709,390
Current assets
Trade receivables(3)	—	66,819	138,918	716,910	(211,978)	710,669
Prepayments and other receivables(3)	435	225,779	12,712	894,340	(227,575)	905,691
Amount due from Group companies(2)	803,173	1,202,712	3,473,173	324,194	(5,803,252)	—
Financial assets at fair value through profit or loss	—	—	144,747	780,457	—	925,204
Restricted cash and time deposits over three months	—	423,991	4,896	18,677	—	447,564
Cash and cash equivalents	3,267	998,795	53,460	323,951	—	1,379,473
Other current assets	—	911,955	78,412	—	—	990,367
Total current assets	806,875	3,830,051	3,906,318	3,058,529	(6,242,805)	5,358,968
Total assets	2,988,429	5,863,509	4,336,953	3,662,443	(8,782,976)	8,068,358
Liabilities
Non-current liabilities
Amount due to Group companies(2)	—	—	—	—	—	—
Trade and other payables-Non Current	—	18,856	2,262	7,165	—	28,283
Other non-current liabilities	—	2,079	—	17,126	—	19,205
Total non-current liabilities	—	20,935	2,262	24,291	—	47,488
Current liabilities
Trade and other payables	21,658	756,459	560,491	1,082,233	(439,553)	1,981,288
Amount due to Group companies(2)	—	998,935	320,177	4,953,413	(6,272,525)	—
Deficit in subsidiaries and VIEs(1)	—	—	3,038,489	—	(3,038,489)	—
Short-term borrowings	—	—	16,429	235,303	—	251,732
Payroll and welfare payables	—	44,912	44,307	296,689	—	385,908
Other current liabilities	—	2,326,110	19,037	109,003	—	2,454,150
Total current liabilities	21,658	4,126,416	3,998,930	6,676,641	(9,750,567)	5,073,078
Total liabilities	21,658	4,147,351	4,001,192	6,700,932	(9,750,567)	5,120,566
Total shareholders’ equity(1)	2,966,771	1,716,158	335,761	(3,038,489)	967,591	2,947,792

(iii)	Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31, 2024
				VIE and
		Other		VIE’s	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedules of Cash Flows
Purchase of technology service from WFOE’s subsidiaries by VIE(3)	—	—	12,370	(12,370)	—	—
Sales of technology service to subsidiaries from VIE(3)	—	(3,884)	—	3,884	—	—
Operating activities with external parties	(31,326)	46,225	(208,864)	(82,884)	—	(276,849)
Net cash ( used in) / generated from operating activities	(31,326)	42,341	(196,494)	(91,370)	—	(276,849)
Payment for acquisition of subsidiary, net of cash acquired	—	—	—	—	—	—
Investments in subsidiaries, VIE and VIE’s subsidiary(1)	—	—	—	—	—	—
Proceeds from disposal of subsidiaries - net	839,087	(115,916)	—	—	—	723,171
Payments for advances to Group companies(2)	(804,360)	(1,478,223)	(37,267)	(40,500)	2,360,350	—
Receipts of repayments of the advances from Group companies(2)	—	1,501,004	5,680	25,124	(1,531,808)	—
Payments for intangible assets	—	(12,419)	—	(8,891)	—	(21,310)
Inter-company transfer of intangible assets	—	—	—	—	—	—
Payments for financial assets at fair value through other comprehensive income	—	(1,326,461)	—	—	—	(1,326,461)
Payments for financial assets at fair value through profit or loss	—	—	(72)	(882,680)	—	(882,752)
Refund of restricted cash, net	—	15,569	—	—	—	15,569
Proceeds from sale of financial assets at fair value through profit or loss	—	9,651	141,320	1,203,380	—	1,354,351
Proceeds from sale of financial assets at fair value through profit or loss	—	1,217,277	—	—	—	1,217,277
Inter-company interest received(5)	—	40,047	586	18,803	(59,436)	—
Other investing activities	—	29,820	(1,311)	(2,098)	-	26,411
Net cash ( used in) / generated from investing activities	34,727	(119,651)	108,936	313,138	769,106	1,106,256
Capital contribution from Group companies(1)	—	—	—	—	—	—
Receipts of advances repayment from Group companies(2)	—	804,360	100,000	1,455,990	(2,360,350)	—
Repayments for advances from Group companies(2)	—	—	(13,837)	(1,517,971)	1,531,808	—
Payments for shares repurchase	—	—	—	—	—	—
Proceeds from short-term borrowings	—	—	—	—	—	—
Repayments of short-term borrowings	—	—	—	(235,000)	—	(235,000)
Inter-company interest paid(6)	—	(9,614)	(6,419)	(43,403)	59,436	—
Payments for shares held for share incentive scheme	—	—	—	—	—	—
Transactions with non-controlling interests	—	—	—	—	—	—
Other financing activities	—	(32,419)	(3,013)	(11,820)	—	(47,252)
Net cash generated from/ ( used in) financing activities	—	762,327	76,731	(352,204)	(769,106)	(282,252)
Net increase/(decrease) in cash and cash equivalents	3,401	685,017	(10,827)	(130,436)	—	547,155
Cash and cash equivalents at the beginning of the year	3,267	998,795	53,460	323,951	—	1,379,473
Effects of exchange rate changes on cash and cash equivalents	38	21,256	—	—	—	21,294
Cash and cash equivalents at the end of year	6,706	1,705,068	42,633	193,515	—	1,947,922

	For the year ended December 31, 2023
		Other		VIE and	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	VIE’s subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedules of Cash Flows
Purchase of technology service from WFOE’s subsidiaries by VIE(3)	—	—	136,849	(136,849)	—	—
Sales of technology service to subsidiaries from VIE(3)	—	(652)	—	652	—	—
Operating activities with external parties	(44,284)	(505,500)	(85,096)	(13,581)	—	(648,461)
Net cash ( used in) / generated from operating activities	(44,284)	(506,152)	51,753	(149,778)	—	(648,461)
Payment for acquisition of subsidiary, net of cash acquired	—	—	—	—	—	—
Investments in subsidiaries, VIE and VIE’s subsidiary(1)	(1,117,823)	(650,000)	—	—	1,767,823	—
Payments for advances to Group companies(2)	—	(1,348,120)	(570,933)	(23,600)	1,942,653	—
Receipts of repayments of the advances from Group companies(2)	1,157,947	2,268,441	—	98,479	(3,524,867)	—
Payments for intangible assets	—	(26,250)	(626)	(4,612)	—	(31,488)
Payments for financial assets at fair value through other comprehensive income	—	(1,867,657)	—	—	—	(1,867,657)
Payments for financial assets at fair value through profit or loss	—	—	(40,000)	(874,500)	—	(914,500)
(Payment for)/refund of restricted cash and time deposits over three months, net	—	221,191	(1,256)	(12,039)	—	207,896
Proceeds from sale of financial assets at fair value through profit or loss	—	—	—	686,626	—	686,626
Proceeds from sales of financial assets measured at fair value through other comprehensive income	—	1,991,143	—	—	—	1,991,143
Proceeds from disposal of investment in associate	—	—	—	199,200	—	199,200
Inter-company interest received(5)	—	42,551	62	6,613	(49,226)	—
Other investing activities	—	48,467	(484)	(569)	—	47,414
Net cash ( used in) / generated from investing activities	40,124	679,766	(613,237)	75,598	136,383	318,634
Capital contribution from Group companies(1)	—	1,117,823	650,000	—	(1,767,823)	—
Receipts of advances repayment from Group companies(2)	—	—	28,700	1,913,953	(1,942,653)	—
Repayments for advances from Group companies(2)	—	(1,157,947)	(150,157)	(2,216,763)	3,524,867	—
Payments for shares repurchase	—	—	—	—	—	—
Proceeds from short-term borrowings	—	—	—	235,000	—	235,000
Repayments of short-term borrowings	—	(670)	747	(273,077)	—	(273,000)
Inter-company interest paid(6)	—	(8,712)	(7,116)	(33,398)	49,226	—
Payments for shares held for share incentive scheme	—	—	—	(88,280)	—	(88,280)
Transactions with non-controlling interests	—	—	(15,000)	—	—	(15,000)
Other financing activities	—	(5,789)	(20,980)	(45,556)	—	(72,325)
Net cash generated from/ ( used in) financing activities	—	(55,295)	486,194	(508,121)	(136,383)	(213,605)
Net (decrease)/increase in cash and cash equivalents	(4,160)	118,319	(75,290)	(582,301)	—	(543,432)
Cash and cash equivalents at the beginning of the year	7,327	865,447	128,750	906,252	—	1,907,776
Effects of exchange rate changes on cash and cash equivalents	100	15,029	—	—	—	15,129
Cash and cash equivalents at the end of year	3,267	998,795	53,460	323,951	—	1,379,473

	For the year ended December 31, 2022
		Other		VIE and	Eliminating	Consolidated
	Parent	Subsidiaries	WFOE	VIE’s subsidiaries	Adjustments	Totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedules of Cash Flows
Purchase of technology service from WFOE’s subsidiaries by VIE(3)	—	—	214,400	(214,400)	—	—
Sales of technology service to subsidiaries from VIE(3)	—	(49,693)	—	49,693	—	—
Operating activities with external parties	(139,011)	29,086	(182,192)	(453,867)	—	(745,984)
Net cash ( used in) / generated from operating activities	(139,011)	(20,607)	32,208	(618,574)	—	(745,984)
Payment for acquisition of subsidiary, net of cash acquired	—	—	—	—	—	—
Investments in subsidiaries, VIE and VIE’s subsidiary(1)	(3,005,546)	(1,600,000)	—	—	4,605,546	—
Payments for advances to Group companies(2)	—	(1,081,797)	(1,699,250)	(251,224)	3,032,271	—
Receipts of repayments of the advances from Group companies(2)	3,218,655	2,131,974	145,100	17,500	(5,513,229)	—
Payments for intangible assets	—	(30,072)	(5,574)	(10,231)	—	(45,877)
Payments for financial assets at fair value through other comprehensive income	—	(614,772)	—	—	—	(614,772)
Payments for financial assets at fair value through profit or loss	—	(114,011)	—	(2,592,710)	—	(2,706,721)
(Payment for)/refund of restricted cash and time deposits over three months, net	—	923,321	(511)	8	—	922,818
Proceeds from sale of financial assets at fair value through profit or loss	—	329,608	—	3,762,799	—	4,092,407
Inter-company interest received(5)	—	15,409	—	9,817	(25,226)	—
Other investing activities	—	242,823	(48)	(17,461)	—	225,314
Net cash ( used in) / generated from investing activities	213,109	202,483	(1,560,283)	918,498	2,099,362	1,873,169
Capital contribution from Group companies(1)	—	3,005,546	1,600,000	—	(4,605,546)	—
Receipts of advances repayment from Group companies(2)	—	—	245,500	3,282,890	(3,528,390)	—
Repayments for advances from Group companies(2)	—	(3,218,655)	(444,073)	(2,345,169)	6,007,897	—
Payments for shares repurchase	(74,992)	—	—	—	—	(74,992)
Proceeds from short-term borrowings	—	—	—	313,000	—	313,000
Repayments of short-term borrowings	—	(1,562)	(29,647)	(805,220)	—	(836,429)
Inter-company interest paid(6)	—	—	(11,152)	(15,525)	26,677	—
Other financing activities	1,161	(20,282)	(15,326)	(61,198)	—	(95,645)
Net cash generated from/ ( used in) financing activities	(73,831)	(234,953)	1,345,302	368,778	(2,099,362)	(694,066)
Net (decrease)/increase in cash and cash equivalents	267	(53,077)	(182,773)	668,702	—	433,119
Cash and cash equivalents at the beginning of the year	6,454	843,843	311,523	237,550	—	1,399,370
Effects of exchange rate changes on cash and cash equivalents	606	74,681	—	—	—	75,287
Cash and cash equivalents at the end of year	7,327	865,447	128,750	906,252	—	1,907,776

Notes:

(1)	It represents the elimination of the investment in the VIEs and equity subsidiaries by parent company.
(2)	It represents the elimination of intercompany balances among parent, the VIEs and equity subsidiaries.
(3)	It represents the elimination of the intercompany technology service charge at the consolidation level.

The VIEs provides software development services to the other subsidiaries to build capitalized system to generate probable future economic benefits. For the years ended December 31, 2022, 2023 and 2024, the intercompany technical service revenues recognized by VIEs were RMB3,084 thousand, RMB11,685 thousand and RMB106,362 thousand, respectively. The intercompany service charge is eliminated at the consolidation level.

For the years ended December 31, 2022, 2023 and 2024, cash paid by Offshore subsidiaries to the VIEs for technical service fees were RMB49,693 thousand, RMB652 thousand and RMB3,884 thousand, respectively.

The WFOE’s subsidiaries provides software development services to VIEs to build capitalized application and platform to generate probable future economic benefits, and the incurred intercompany costs in the amounts of RMB212,507 thousand, RMB151,463 thousand and RMB11,915 thousand, were eliminated for the years ended December 31, 2022, 2023 and 2024, respectively.

For the years ended December 31, 2022, 2023 and 2024, cash paid by VIEs to WFOE subsidiaries for technical service fee were RMB214,400 thousand, RMB136,849 thousand and RMB12,370 thousand, respectively.

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

Summary of Risk Factors

The following is a summary of significant risk factors and uncertainties that may affect our business, which are discussed in more details below.

Risks relating to our Business and Industry

●	Ping An Group is one of our principal shareholders, our strategic partner, our most important customer and our largest supplier. If our relationship with Ping An Group deteriorates, or if Ping An Group significantly reduces purchasing from or cooperating with us, our results of operations, business and growth could be materially and adversely affected.
●	We operate in a competitive and rapidly evolving industry; it may be difficult to evaluate our prospects, and we may not be able to effectively manage our growth.

●	We incurred net loss in the past, expect to incur net loss in the future, and we may not be able to achieve or sustain profitability.
●	Our customers include commercial banks and other financial institutions that are highly regulated, and the tightening of laws, regulations or standards in the financial services industry could harm our business.
●	We are subject to evolving regulatory requirements and if we do not comply with these regulations, or fail to adapt to regulatory changes, our business and prospects may be materially and adversely affected.
●	Failure to maintain, enlarge and optimize our customer base or strengthen customer engagement may adversely affect our business and results of operations.
●	Failure to comply with existing or future laws and regulations related to data security, data protection, cyber security or personal information protection could lead to liabilities, administrative penalties and other regulatory actions, which could negatively affect our operating results and business.
●	Breach of our security measures or those of our third-party cloud computing platform provider, or other third-party service providers, may result in our data, IT systems, and services being perceived as not being secure.
●	We rely on third parties for various aspects of our business and the solutions that we offer. Our business, results of operation, financial condition and reputation may be materially and adversely affected if these third parties do not continue to maintain or expand their relationship with us, or if they fail to perform in accordance with the terms of our contracts.
●	Our inability to use software licensed from third parties, including open source software, could negatively affect our ability to sell our solutions and subject us to possible litigation.
●	We experienced net operating cash outflow in the past, which may continue in the future. We may not be able to obtain additional capital when desired, on favorable terms or at all.
●	Our quarterly results may fluctuate significantly and be unpredictable and may not fully reflect the underlying performance of our business.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements.
●	If the PRC regulatory authority finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these laws or regulations or their interpretations change, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	Our contractual arrangements with the VIEs and their respective shareholders may not be as effective in providing operational control or enabling us to derive economic benefits as a direct ownership of a controlling equity interest would be.
●	We may lose the ability to use and enjoy assets held by the VIEs that are critical to the operation of our business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.
●	Any failure by the VIEs, their respective subsidiaries or shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

●	The ultimate beneficial shareholders of the VIEs may have conflicts of interest with us, which may materially and adversely affect our business.
●	We conduct our business operations in the PRC through the VIEs and their subsidiaries by way of our contractual arrangements, but certain of the terms of our contractual arrangements may not be enforceable under PRC laws.
●	The interpretation and implementation of the Foreign Investment Law is evolving and may substantially affect the viability of our current corporate structure, corporate governance and business operations.

Risks Relating to Doing Business in the PRC

●	Changes in China or Hong Kong’s economic or social conditions or government policies could adversely affect our business and prospects.
●	Global geopolitical tensions could negatively affect our business, financial condition, and results of operations, the continued listing of our ADSs on the NYSE, and the market price and liquidity or our securities more generally.
●	The interpretation and enforcement of PRC laws and regulations are evolving and subject to change, which could limit the legal protections available to you and us.
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, such as those with respect to the approvals, licenses or permits applicable to our business.
●	The approval of, filing with, or consent from, the CSRC, CAC or other PRC regulatory authorities may be required in connection with our offshore listing under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.
●	If the PCAOB is unable to inspect our auditors as required under the HFCA Act, the SEC will prohibit the trading of our ADSs, which may materially and adversely affect the value of your investment.

Risks Relating to Our ADSs and Ordinary Shares

●	There can be no assurance that the proposed going-private transaction will continue to be pursued, approved by our shareholders or successfully consummated. Potential uncertainty involving the proposed going private transaction may adversely affect our business and the market price of our ADSs.
●	Our ADSs may be delisted if the trading prices of our ADSs fail to comply with the minimum price requirement of NYSE.
●	The trading price of our ADSs has been and may continue to be, and the trading price of our ordinary shares may be, volatile, which could result in substantial losses to investors .
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares or ADSs, the market price for our ordinary shares or ADSs and their trading volume could decline.
●	Our directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
●	Techniques employed by short sellers may drive down the market price of our ordinary shares or ADSs.

●	Exchange between our ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.
●	The characteristics of the U.S. capital markets and the Hong Kong capital markets are different.

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

We provide a number of services, including those for customer acquisition and management, risk management, operation, cloud services and product optimization, to Ping An Group. On July 30, 2024, Lufax Holding Ltd (“Lufax”) became a subsidiary of Ping An Group. Therefore, our revenue from Ping An Group includes revenue from Lufax since July 30, 2024. Our revenue from Ping An Group for continuing operations amounted to RMB2,526.7 million, RMB2,091.0 million and RMB1,191.0 million (US$163.2 million) in 2022, 2023 and 2024, respectively, accounting for 58.0%, 59.4% and 53.0% of our total revenue for continuing operations in these respective periods.

If, for any reasons, Ping An Group significantly reduces or ceases purchasing any type of business from or cooperating any type of business with us, our business, results of operations and prospects will be materially and adversely affected. For example, Ping An Group has been a major customers for many of our solutions, and if it significantly reduces its purchase or ceases to purchase from us, we will experience a decrease in revenue and reduced economies of scale for the affected products and solutions, among others, which will in turn, materially and adversely affect our business, results of operations and prospects. For example, in May 2024, we were notified by certain subsidiaries and associates of Ping An Group that due to their adjustment of procurement strategies, they intended to cease to utilize the cloud services that we provide under Gamma FinCloud platform. Subsequently, additional subsidiaries and associates of Ping An Group ceased to utilize our cloud services, with effect from July 2024. After careful consideration, on July 11, 2024, we decided to gradually discontinue the operation of our cloud services from July 2024 onwards. Revenue from cloud services platform was RMB1,246.0 million, accounting for approximately 35.4% of our total revenue from continuing operations in 2023. Revenue from cloud services platform was RMB618.1 million (US$84.7 million), accounting for approximately 27.5% of our total revenue from continuing operations in 2024. As such, the discontinuation of our cloud services has had, and may continue to have, a material adverse impact on our business and results of operations.

Ping An Group has also been our most important supplier of technical infrastructure, technology support and maintenance. Our purchases from Ping An Group amounted to RMB1,706.4 million, RMB1,423.4 million and RMB789.3 million (US$108.1 million) in 2022, 2023 and 2024, respectively, accounting for 31.1%, 35.1% and 32.4% of our total cost of revenue and operating expenses respectively. Our relationship with Ping An Group may be affected if Ping An Group reduces its beneficial ownership in us. For instance, in July 2019, we entered into a long-term agreement, or the Strategic Cooperation Agreement, with Ping An Group, which is effective for a term of ten years after completion of our initial public offering on December 17, 2019, subject to Ping An Group continuing to beneficially own at least 30% of our shares. The total percentage of the shares held by Ping An Group, through Bo Yu and Ping An Overseas, was 32.1% of our ordinary shares as of March 31, 2025, based on the number of shares as reported in their beneficial ownership filing on March 7, 2025. In addition, Bo Yu has the right to acquire additional ordinary shares within 60 days upon the exercise of Offshore Call Options as described in note (2) to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees—E. Share Ownership” included in this annual report. Ping An Group is a public company listed on the Stock Exchange of Hong Kong and the Shanghai Stock Exchange. On November 24, 2021, the China Banking and Insurance Regulatory Commission (the “CBIRC”), the predecessor of the National Financial Regulatory Administration (“NFRA”), promulgated the Administrative Measures of Insurance Group Company, or the Measures of Group Company, to strengthen the supervision and management of insurance group companies. For example, Article 18 of the Measures of Group Company stipulates that an insurance group company cannot hold more than 25% shareholding in a non-financial enterprise or have a material influence in such non-financial enterprise, with certain exceptions. We are of the view that Ping An Group, as a non-controlling shareholder under the PRC laws and regulations, is not prohibited from continuing to indirectly hold 30% or more of the shares of us under the Measures of Group Company. Such view is on the following basis: (i) Article 18 of the Measures of Group Company does not explicitly prohibit an indirect investment of an insurance group company in a non-financial company exceeding 25%; (ii) the Measures of Group Company do not provide any threshold for “material influence”. Since the application of the requirement of “material influence” is unclear, Ping An would not make adjustment pursuant to Article 18 of the Measures of Group Company unless the relevant authorities further interpret the “material influence” or impose specific regulatory requirements in the future; (iii) before the promulgation of the Measures of Group Company and in 2010, the China Insurance Regulatory Commission, the predecessor of the CBIRC, promulgated Administrative Measures on Insurance Group Company (for Trial Implementation), or the Trial Measures. Article 14 of the Trial Measures already provided that except for the non-financial enterprises related to insurance business, the investment amount in a non- financial enterprise by an insurance group company shall not exceed 25% of the paid-up capital of the enterprise, and the insurance group company shall not participate in the business operations of the enterprise. Article 18 of the Measures of Group Company replaced Article 14 of the Trial Measures and has not in substance changed the regulatory requirements under Article 14 of the Trial Measures. In practice, after the promulgation of the Trial Measures, some of other insurance group companies also have indirect investment in non-financial enterprises with more than 25% shareholding; (iv) other provisions of the Measures of Group Company explicitly distinguish “an insurance group company” and “an insurance group company and its subsidiaries”. However, Article 18 of the Measures of Group Company only mentions “an insurance group company”, instead of “an insurance group company and its subsidiaries”; (v) as of the date of this annual report, we had not received any notice or communication from Ping An Group regarding the adjustment of the equity shares directly or indirectly held by them or other adjustments in accordance with Article 18 of the Measures of Group Company; (vi) in practice, unless a new law or regulation provides or the relevant authorities accordingly raise specific requirements such as retroactive effect or grace periods, the relevant authorities usually will not take particular administrative actions as to the activities conducted before the promulgation of the new law and regulation. However, we cannot rule out the possibilities that the NFRA may interpret or implement the Administrative Measures of Insurance Group Company in a different way in the future. Ping An Group may adjust the percentage of our shares held by it and conduct other adjustments to reduce its influence on us if required by the NFRA during the lock-up period prescribed under the Hong Kong Listing Rules or thereafter, which may have a material adverse effect on our share price, business, financial condition and results of operations. When exercising its rights as our shareholders, Ping An Group may take into account not only the interests of our company and our other shareholders but also its own interests, the interests of its shareholders and the interests of its other affiliates. The interests of our company and our other shareholders may conflict or not align with the interests of Ping An Group and its shareholders and other affiliates, in particular in light of the preliminary non-binding proposal we received from Bo Yu Limited in relation to a possible privatization of the Company by way of a scheme of arrangement on March 1, 2025. These types of conflicts may result in our losing business opportunities, including opportunities to enter into lines of business that may directly or indirectly compete with those pursued by Ping An Group or the companies within its ecosystem.

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

Our historical results and growth may not be indicative of our future performance, and we may fail to continue our growth or maintain our historical growth rates. Our historical revenue growth was primarily driven by the expansion of our business to address financial institutions’ growing needs for technology solutions. If we are no longer able to maintain or continue to expand our solution portfolio for any reasons, we may not be able to continue our growth or maintain our historical growth rates. Starting from 2021, in connection with our shift of customer development strategy from primarily expanding customer base to deepening customer engagement for higher quality and more sustainable growth, we upgraded our product structure to integrate single-module products to more integrated solutions, phased out certain low-value products and proactively responded to changing regulatory environment. These factors had an impact on our revenue.

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

We incurred net loss of RMB928.0 million, RMB371.5 million and RMB495.2 million (US$67.8 million) in 2022, 2023 and 2024, respectively. As of December 31, 2024, we had an accumulated loss of RMB8,333.3 million (US$1,141.7 million). We have incurred and will continue to incur substantial expenses to develop and commercialize our solutions, as well as to promote our business.

We will need to generate increased revenue and control our expenses to become profitable. Rapid growth in our customer base, however, may increase our cost of revenue as a percentage of revenue in the short term because we incur a large portion of the costs upfront while recognizing revenue primarily from our customers’ use of our solutions through our transaction-based revenue model over time. In addition, our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our operating expenses. Furthermore, as a public company in both Hong Kong and the United States, we have incurred and expect to continue to incur additional legal, accounting and other expenses that we did not incur as a private company. We may incur significant losses for a number of reasons, including the other risks described in this annual report and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve or sustain profitability, the market price of our shares and ADSs may decrease significantly.

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

Our financial institution customers must include restrictive provisions in their contracts with service providers such as us, with respect to security and privacy, ongoing monitoring, risk management and other limitations. These provisions may increase our costs, limit the scope of the solutions we offer or otherwise restrict customer access. In addition, our customers may have less capacity or incentive to purchase solutions from us, may pass on their increased costs to us, or may cease to use certain of our solutions. As we primarily use a transaction-based revenue model, any reduction of transactions by our customers may materially and adversely affect our business and results of operations. For example, on December 1, 2017, the PRC regulatory authority issued the Notice on the Regulation and Rectification of the “Cash Loan” Business, or Circular 141, which prohibits banking financial institutions, including banks, trust companies and consumer finance companies, that cooperate with third-parties in carrying out loan businesses from outsourcing their credit examination, risk control, or other core businesses and accept credit enhancement services provided by any third party without a guarantee license. Circular 141 and the Notice on Specific Rectification Implementation Plans for Risk of Online Microfinance Businesses of Microfinance Companies, or the Circular 56, prohibit third parties that cooperate with banking financial institutions and internet microfinance companies from directly charging interest or fees to borrowers. December 31, 2024, the NFRA issued Interim Measures for supervision and Administration of Microfinance Companies, which clarify that microfinance companies who cooperate with institutions should: (i) not outsource core business such as credit review and risk control; (ii) not provide loans with institutions jointly that are not qualified for lending business;(iii) not cooperate with institutions without financing guarantee, or credit insurance and guarantee insurance business who do not have qualifications, or accept the financing guarantee or insurance services provided by them; (iv) not help the cooperative institution to circumvent regulatory provisions such as operations in different places;(v) not only provide marketing customers without actual investment, customer credit portrait and risk assessment, information technology support, overdue collection and other services;(vi) the proportion of investment in a single online loan jointly issued with a commercial bank shall not be less than 30 percent; and (vii) follow other requirements stipulated by the NFRA. In addition, the Interim Measures for the Administration of Online Loans by Commercial Banks, or the Interim Measures, which came into effect on July 12, 2020, the Notice on Further Regulating Online Loan Business of Commercial Banks, which was issued on February 19, 2021, and the Notice on Strengthening Management of Internet Lending Business of Commercial Banks and Improving the Quality and Efficiency of Financial Services, which was issued on July 12, 2022, re-emphasized the requirement of commercial banks’ independent risk management and tightened the requirements on their online loan business in terms of funding ratio, concentration and cross-region service provision. Furthermore, as our customers are subject to higher regulatory standards, if any of the services we provide fails to meet these regulatory standards, our customers may reduce or cease cooperating with us, which will in turn significantly affect our business and results of operations.

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

We have relied on a limited number of key customers. In 2022, 2023 and 2024, two customers – Ping An Group and Lufax – contributed to 5% or more of our total revenues for these respective periods. Ping An Group is one of our principal shareholders, our strategic partner, our largest supplier and our related party. On July 30, 2024, Lufax became a subsidiary of Ping An Group. Therefore, our revenue from Ping An Group includes revenue from Lufax since July 30, 2024. Our total sales to Ping An Group for continuing operations accounted for 58.0% , 59.4% and 53.0% of our total revenue for continuing operations. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, failure to maintain and strengthen our relationships with these key customers may cause material fluctuations or declines in our revenues and have a material adverse effect on our business and results of operations.

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

In recent years, the PRC regulatory authority has tightened the regulation of the data collection, storage, sharing, use, disclosure and protection, including personal information and user data, particularly personal information obtained through individuals’ use of websites and online services. Relevant PRC laws and regulations require internet service providers and other network operators, among other things, to clearly state the authorized purpose, methods and scope of the collection and usage of data and obtain the consent of users for the processing of this data, as well as to establish user information protection systems with remedial measures. For example, Regulation for the Administration of Credit Investigation Industry, which was enacted by the State Council and became effective in March 2013, provides the definition of credit investigation business and imposes licensing requirements for conducting credit investigation business. The Administrative Measures of Credit Investigation issued by the PBOC took effective on January 1, 2022, which stipulate a broad definition of credit information to include all types of information in connection with the provision of services in financial or other activities to assess credit of individuals or enterprises. According to this measure, such information may include individual’s or enterprise’s identity, address, transportation, communication, indebtedness, property, payment, consumption, production and operation, fulfillment of legal obligations and other information, as well as the analysis and evaluation based on such information. Although the interpretation and application of such measures are evolving and subject to change, since our business involves collecting, saving or processing such information, we may be deemed to be collecting and processing credit information of individuals and enterprises, and may be required to obtain credit data collection licenses and complete filing formalities. We have taken relevant measures, including only storing basic information and desensitization information in relevant business, cooperating with a credit reporting agency to gradually transfer relevant businesses to it, or gradually ceasing relevant business during the rectification period; and the revenue contribution of such business to our Group is insignificant.

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

On December 28, 2021, the CAC and other twelve government authorities, published the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which further stipulates that an online platform operator who possesses personal information of more than one million users and is seeking for listing in a foreign country will be subject to the cybersecurity review as well. Moreover, critical information infrastructure operators, or the CIIOs, that purchase internet products and services, or online platform operators that carry out data processing activities that affect or may affect national security, must be subject to the cybersecurity review. The Cybersecurity Review Measures further elaborate the factors to be considered when assessing the national security risks, including, among others, (i) the risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally transferred abroad, and (ii) the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign governments and the risk of cyber information security due to the listing. On September 24, 2024, the State Council of China promulgated the Regulations on Network Data Security Management, or the Network Data Security Management, effective on January 1, 2025, which specify that data processor which affects or may affect the national security, should apply for cybersecurity review. Although several PRC laws and regulations have provided the definition of “critical information infrastructure,” the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the identification of any specific critical information infrastructure is subject to industry-specific identification rules promulgated by relevant regulators and the notice from the relevant regulators. In addition, neither the Network Data Security Management nor the Cybersecurity Review Measures provides further explanation or interpretation for “listing in a foreign country” or the scope of activities of data processing that “affects or may affect national security.” If our business activities are deemed to “affect or may affect national security,” we may be required to apply for cybersecurity review, but there can be no assurance that we will be able to obtain approval from the regulatory authorities in a timely manner, or at all. The PRC regulatory authorities have discretion in the interpretation and enforcement of these laws. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanction from the CAC or any other PRC regulatory authority that identifies us as the CIIO or requires us to apply for the cybersecurity review or commences the cybersecurity review on us.

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

On September 24, 2024, the State Council of China promulgated the Regulations on Network Data Security Management, effective on January 1, 2025, which specify several key obligations for network data processors before processing personal information, definitions of important data, obligations of processing important data, requirements to establish broader contract for data sharing between data processors, and the exemption for regulatory obligations regarding cross-border data transfers.

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

We collect, process and store significant amounts of personal information concerning our customers and their end-customers, as well as personal information pertaining to our business partners and employees. Compliance with applicable personal information and data security laws and regulations is a rigorous and time-intensive process. As of the date of this annual report, (i) we have not been subject to any material fines or administrative penalties, mandatory rectifications, or other sanctions by any PRC regulatory authorities in relation to the violation of laws and regulations on cybersecurity, data security and personal information protection; (ii) there is no material leakage of data or personal information or violation of cybersecurity and data protection and privacy laws and regulations by us which will have a material adverse impact on our business operations; (iii) there has been no material cybersecurity and data protection incidents or infringement upon the rights of any third parties, or other material legal proceedings, administrative or regulatory proceedings, pending against us; and (iv) we have implemented comprehensive cybersecurity and data protection policies, procedures and measures to safeguard personal information rights and ensure secured storage and transmission of data and prevent unauthorized access or use of data. Based on the above, we are of the view that we are in compliance with currently applicable PRC laws and regulations on cybersecurity, data security and personal information protection in all material aspects. As there might be further issued explanations or implementation rules on the applicable laws and regulations, we will actively monitor future regulatory and policy changes to ensure strict compliance with all then applicable laws and regulations. However, we cannot assure you that the regulatory authorities will form the similar opinions as ours. As global data protection laws and regulations increase in number and complexity, we cannot assure you that our data protection systems will be considered sufficient under all applicable laws and regulations due to factors including the uncertainty of the interpretation and implementation of these laws and regulations. Furthermore, we cannot assure you that the end-customer information that we process for our customers and the information we receive from our third-party data partners are obtained and transmitted to us in full compliance with relevant laws and regulations by our customer and third-party data partners. Moreover, there could be new laws, regulations or industry standards that require us to change our business practices and privacy policies, and we may also be required to put in place additional mechanisms ensuring compliance with new data protection laws, all of which may increase our costs and materially harm our business, prospects, financial condition and results of operations. Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by regulatory authorities, individuals or others. These proceedings or actions could also result in the delayed or halted processing of personal information that we need to undertake to carry on our business.

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

We cannot be certain that our operations or any aspects of our business do not or would not infringe upon or otherwise violate patents, copyrights, trademarks or other intellectual property rights held by third parties. We in the future may be subject to penalties, legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our solutions, services or other aspects of our business. There could also be intellectual properties that we are not aware of that our solutions or services may inadvertently infringe. As of December 31, 2024, we owned 307 registered patents in China and other countries or regions. There can be no assurance that our patent or other intellectual property applications will be approved, that any issued patents or other intellectual property rights would adequately protect our intellectual property, or that such patents or other intellectual properties would not be challenged by third parties or found by competent authority to be invalid or unenforceable.

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

In 2022, 2023 and 2024, we had net cash used in operating activities of RMB746.0 million, RMB648.5 million and RMB 276.8 million (US$37.9 million), respectively. We may require additional cash resources due to operating loss or the growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing is subject to uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity in the international capital and lending markets, and PRC regulatory regulations over foreign investment and our industry. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that any financing we need would be available in a timely manner or in amounts or on terms favorable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity and have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders. These newly issued securities may have rights, preferences or privileges senior to those of our existing shareholders.

We are subject to credit risks in collecting trade receivables and recoverability of contract assets.

We typically grant credit terms to our customers of 10 to 30 days following the invoice date. However, there is no guarantee that our all our customers pay us on time. In 2022, 2023 and 2024, we had trade receivables of RMB941.0 million, RMB710.7 million and RMB496.4 million (US$68.0 million), respectively. In addition, in the same period, we had contract assets of RMB122.6 million, RMB95.8 million and RMB63.4 million (US$8.7 million), respectively. There is no assurance that all such amounts due to us will be settled on time or at all. Accordingly, we face credit risk in collecting trade receivables and contract assets. In 2022, 2023 and 2024, our net impairment losses on financial and contract assets was RMB33.6 million, RMB54.0 million and RMB31.3 million (US$4.3 million), respectively. Our performance, liquidity and profitability will be adversely affected if significant amounts due to us are not settled on time. The bankruptcy or deterioration in the credit condition of any of our major customers could also materially and adversely affect our business.

Failure to fulfil our obligations in respect of contract liabilities could materially and adversely affect our results of operation, liquidity and financial position.

Our contract liabilities represent our obligations to provide the contracted products and services to customers. Our contract liabilities mainly arise from the advance payment made by customers while the underlying products and services are not yet to be provided. As of December 31, 2022, 2023 and 2024, we had contract liabilities of approximately RMB186.6 million, RMB155.7 million and RMB128.4 million (US$17.6 million), respectively. There is no assurance that we will be able to fulfil our obligations in respect of contract liabilities. If we are not able to fulfil our obligations with respect to our contract liabilities, the amount of contract liabilities will not be recognized as revenue, and we may have to return the advance payment made by our customers. As a result, our results of operations, liquidity and financial position may be materially and adversely affected.

Our results of operations, financial conditions and prospects may be adversely affected by fair value changes of financial assets at fair value through profit or loss and financial assets through other comprehensive income, the valuation of which is uncertain due to the use of unobservable inputs that require judgment and assumptions that are inherently uncertain.

In 2022, 2023 and 2024, we had unlisted equity securities and listed debt securities, which were designated as financial assets at fair value through other comprehensive income. During the same period, we also had contingent returnable consideration and wealth management products, which were designated as financial assets at fair value through profit or loss. The fair value of these assets is determined based on the valuation performed by an independent valuer, using valuation techniques. The assessment of fair value of the abovementioned equity securities, debt securities, and contingent returnable consideration requires the use of unobservable inputs including discount rate, discount of lack of marketability and expected volatility. We use our judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the respective valuation dates. These valuation methodologies that we use involve a significant degree of management judgment and are inherently uncertain. Changes in these unobservable inputs and other estimates and judgments could materially affect the fair value of the equity securities, debt securities and contingent returnable considerations, which in turn may adversely affect our results of operations.

In 2022, 2023 and 2024, we recognized net gain on financial assets at fair value through profit or loss of RMB30.7 million, RMB20.0 million and RMB14.1 million (US$1.9 million), respectively. We recognized net gain on financial assets at fair value through other comprehensive income of RMB315 thousand, nil and nil, in the same respective periods. We cannot assure you that we will not incur any losses from the fair value changes in the future. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.

Additionally, as of December 31, 2022, 2023 and 2024, we held RMB690.6 million, RMB532.1 million and RMB260.9 million (US$35.7 million) wealth management products issued by Ping An Group, respectively, representing 100%, 57.5% and 57.3% of the total balance of our wealth management products as of the same dates. If the underlying investments of these products default or if Ping An Group defaults on the redemption of these wealth management products, we will incur fair value losses, which will significantly affect our financial position and our liquidity.

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

We recorded goodwill, which related to our acquisitions, of RMB289.2 million, RMB289.2 million and RMB157.3 million (US$21.5 million) as of December 31, 2022, 2023 and 2024, respectively. We also recorded intangible assets, which primarily included applications and platforms, purchased software, development cost in progress and others, of RMB570.4 million, RMB471.4 million and RMB195.6 million (US$26.8 million) as of December 31, 2022, 2023 and 2024, respectively. Our impairment assessment of goodwill and other intangible assets is based on a number of assumptions made by our management. If any of these assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may be required to make a provision for our goodwill and other intangible assets and record an impairment loss, which could in turn adversely affect our results of operations. Any significant impairment charges of goodwill or intangible assets could have a material adverse effect on our business, financial condition and results of operations.

The non-recurring nature of government grants and tax rebates we received could materially and adversely affect our business, financial condition and results of operations.

In 2022, 2023 and 2024, we received government grants, including technology development incentives, epidemic subsides and operation subsidies, and tax rebates from the PRC regulatory authority. In 2022, 2023 and 2024, we recognized government grants of approximately RMB27.4 million, RMB23.9 million and RMB10.9 million (US$1.5 million), respectively; we received tax rebates of approximately RMB30.6 million, RMB17.5 million and RMB3.5 million (US$475.9 thousand), respectively, for the same periods. For further details, see Note 9 to our audited consolidated financial statements included elsewhere in this annual report. We cannot assure you that we will continue to receive certain portion of the government grants and tax rebates in the future or at all. As government grant contributed to certain portion of our income in 2022, 2023 and 2024, the non-recurring nature of government grants and tax rebates to us may affect our profitability. Hence, our business, financial condition and results of operations could be affected as a result of the non-recurring nature of government grants and tax rebates.

Our results of operations, financial condition and prospects may be adversely affected by fair value changes in our derivatives.

Our derivative financial instruments are initially recognized at fair value on the date of which the related derivative contracts are entered into and are subsequently measured at fair value. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative. We had two types of derivative financial instruments during the years ended December 31, 2022, 2023 and 2024, which were foreign exchange swaps and currency forwards. Our derivative financial instruments were designated as derivative financial liabilities and derivative financial assets during the year ended December 31, 2022, and were designated as derivative financial assets during the years ended December 31, 2023 and 2024. The fair value of our derivative financial instruments is subject to various factors that beyond our control, which include, but are not limited to, general economic condition, changes in market interest rates and stability of the capital markets. In 2022, 2023 and 2024, we recorded net gain on derivatives of RMB262.8 million, RMB30.6 million, RMB25.6 million (US$3.5 million), respectively. We cannot assure you that we will not incur any losses from the fair value changes in our derivatives in the future. If we continue to incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected. For further details, see Notes 9 and 33 to our audited consolidated financial statements included elsewhere in this annual report.

Our performance depends on key management and personnel, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our management and key personnel, especially our technology talent. If we lose the services of any member of management or other key personnel, we may not be able to locate suitable or qualified replacements, and we may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth, therefore materially and adversely affecting our business, financial condition, results of operations and prospects. Furthermore, disputes with management and key personnel may affect our reputation and divert management’s attention and disrupt our business. In addition, there is no assurance that any member of our management team and technology personnel will not join our competitors or form a competing business. If any dispute arises between our current or former personnel and us, we may have to incur substantial costs and expenses in order to enforce such agreements, and we may not be able to enforce them at all. There have been changes in our senior manager and directors 2022, 2023 and 2024 due to organizational changes and/or personal reasons. The departure of, and changes in, our senior managers and directors in these years were not a result of any dispute or disagreement with us or any matter relating to our operations, policies or practices. The ramifications of these recent changes, including public perception that our future direction, strategy or leadership is uncertain, and the costs and expenses and diversion of our management’s attention from our business related thereto could affect our business, prospects, financial condition and results of operations.

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

We primarily operate in China, but have been pursuing and will continue to pursue international strategies, primarily in Hong Kong, Southeast Asia, Abu Dhabi and South Africa. International expansion or cross-border provision of our solutions may expose us to additional risks, including:

●	Changing global environment, including changes in U.S. and international diplomatic relationships and trade policies;
●	Challenges associated with relying on local partners in markets that are not as familiar to us, including joint venture partners to help us establish our business;
●	Difficulties managing operations in new regions, including complying with the various regulatory and legal requirements;
●	Different approval or licensing requirements;
●	Recruiting sufficient suitable personnel in new markets;
●	Challenges in providing services and solutions as well as support in these new markets;
●	Challenges in attracting business partners and customers;
●	Potential adverse tax consequences;
●	Foreign exchange losses;
●	Limited protection for intellectual property rights;
●	Inability to effectively enforce contractual or legal rights;
●	Compliance by us and our business partners with anti-corruption laws, import and export control laws, including the Catalogue of Technologies Prohibited or Restricted by China from Export, tariffs, trade barriers, economic sanctions and other regulatory limitations or perceptions on our ability to provide our solutions in certain international markets;
●	Speed of post-pandemic recovery in many countries, including in Southeast Asia, where some of our international operations are conducted; and

●	Local political, regulatory and economic instability or wars, civil unrest and terrorist incidents.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2024 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares and ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act, which can significantly divert our management’s attention from operating our business.

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

In addition, past and future acquisitions, strategic investment or alliance could be difficult to integrate and any disputes or litigation involving any acquired company, including claims from clients, minority or former shareholders or other third parties, could divert our management’s attention and harm our business.

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

The economy in China has experienced increases in labor costs in recent years. As a result, average wages in China are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. In 2022, 2023 and 2024, our labor costs from continuing operations, including our employee benefit expenses from continuing operations and outsourcing labor costs from continuing operations, were RMB2,031.5 million, RMB1,606.1 million and RMB1,031.8 million (US$141.4 million), respectively. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses and negatively impact our results of operations.

We adopted a Stock Incentive Plan in November 2017, which was amended and restated from time to time to provide additional incentives to eligible participants. As of March 31, 2025, the aggregate number of underlying ordinary shares pursuant to the outstanding options granted and pursuant to the outstanding performance share units granted under the Stock Incentive Plan was 22,699,145 ordinary shares. In 2022, 2023 and 2024, we incurred equity-settled share-based payment expenses of RMB13.4 million, RMB14.5 million and RMB1.2 million (US$0.2 million), respectively. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel, and we will continue to grant share-based compensation to our employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

As of December 31, 2022, 2023 and 2024, our deferred tax assets amounted to RMB766.0 million, RMB768.3 million and RMB313.8 million (US$43.0 million), respectively. Deferred tax assets are recognized for deductible temporary differences and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the unused tax losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent if it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent if there is sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. The deferred income tax for the year ended December 31, 2024 was mainly due to a reversal of deferred income tax assets. We considered that a reversal of deferred income tax assets in the amount of RMB454.5 million (US$62.3 million) for the year ended December 31, 2024 was appropriate, after taking into account (i) the discontinuation of cloud services and its corresponding impact on our business and operations, (ii) the challenging macroenvironment of the industry that we operate in and our expected growth, and (iii) our recent performance and expected growth of the various businesses. For detailed discussion on the deferred tax assets and the reversal of deferred tax assets, please refer to Note 35 to our audited consolidated financial statements included elsewhere in this annual report.

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

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power losses, telecommunications failures, break-ins, wars, riots, terrorist attacks, strikes, civil or social disruption or similar events may give rise to server or service interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affect our ability to provide our solutions. Our business could also be adversely affected by the effects of Ebola virus disease, Zika virus disease, various forms of influenza, Severe Acute Respiratory Syndrome, or SARS, COVID-19, or other epidemics. In particular, our business was negatively affected by the COVID-19 pandemic began in early 2020 and continued for approximately three years.

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

Foreign ownership of internet-based businesses, such as distribution of online information, internet data center services and other value-added telecommunication services, are generally subject to restrictions under current PRC laws and regulations. For example, with respect to the accessibility of telecommunications services subject to China’s commitment to the entry into WTO, foreign investors are generally not allowed to own more than 50% of the equity interest in a value-added telecommunication service provider (subject to certain exceptions relating to certain businesses, including e-commerce businesses domestic multi-party communication service businesses, and data collection and transmission service businesses), in accordance with the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2024 Version) ,which became effective on November 1, 2024, or the 2024 Negative List, the Administrative Rules on Foreign-Invested Telecommunication Enterprises newly amended in 2022, and other applicable laws and regulations. In addition, China’s commitment to the entry into WTO does not include internet data center business pursuant to the Protocol on the Accession of the PRC, effective on December 10, 2001.

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

Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, promulgated by the State Council in December 2001, as amended in February 2016, foreign investors are not allowed to hold more than 50% of the equity interest of any company providing value-added telecommunications services. In addition, the main foreign investor who invests in a value-added telecommunications business in the PRC must have prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas, or the Qualification Requirements. On April 7, 2022, the State Council issued the Decision to Amend and Abolish Certain Administrative Regulations, which made amendments to the FITE Regulations. Pursuant to the amended FITE Regulations which took effect on May 1, 2022, the Qualification Requirements were removed. On April 8, 2024, the MIIT promulgated the Circular of the Ministry of Industry and Information Technology on the Pilot Work of Expanding Value-added Telecommunications Services to the Outside World, which eliminate the equity interest limits for foreign investors of any company providing Internet data centers (IDC), content delivery networks (CDN), Internet access services (ISP), online data processing and transaction, information release platform and delivery services of information services (except internet news information, network publishing, network audiovisual, internet culture business), information protection and processing services, or the pilot business, in specific areas of Beijing, Shanghai, Hainan, Shenzhen, or the pilot area. However, as of the date of this annual report, (i) further implementation regulations or administrative guidelines in relation to the amended FITE Regulations have not yet been promulgated by the relevant PRC regulatory authorities, (ii) providing value-added telecommunications services outside the pilot areas or providing value-added telecommunications services other than the pilot business is still subject to the shareholding percentage limits of foreign investors, and (iii) there are uncertainties to obtain the approval for foreign investors holding more than 50% of the equity interest of any company providing such pilot business in the pilot area. If PRC laws change to allow foreign investors to invest in value-added telecommunications enterprises in the PRC, we may be unable to unwind our contractual arrangements with Shenzhen OneConnect and other VIEs, its subsidiaries and shareholders or if we unwind the contractual arrangements before we are able to comply with the relevant regulatory requirements, we may be ineligible to operate our value-added telecommunication enterprises and may be forced to suspend operations, which could materially and adversely affect our business, financial condition and results of operations.

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

If the operation of our businesses conducted through the VIEs is subject to any restrictions pursuant to the 2024 Negative List or any successor regulations, and the contractual arrangements are not treated as domestic investment, the contractual arrangements may be regarded as invalid and illegal. If this were to occur, we would not be able to operate the relevant businesses through the contractual arrangements and would lose our rights to receive the economic benefits of the VIEs. As a result, we would no longer consolidate the financial results of the VIEs into our financial results and we would have to derecognize their assets and liabilities according to the relevant accounting standards. If we do not receive any compensation, we would recognize an investment loss as a result of such derecognition.

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

Global geopolitical tensions could negatively affect our business, financial condition, and results of operations, the continued listing of our ADSs on the NYSE, and the market price and liquidity or our securities more generally.

Our operations may be negatively affected by international political and economic relations, as countries could enact sanctions, export controls, tariffs, investment controls or other measures. Margins on sales of our products and services in certain countries and on sales of products that include components obtained from foreign suppliers could be materially and adversely affected by international trade regulations, including duties, tariffs, and antidumping penalties. These types of regulation could also limit our access to markets and suppliers. For example, the U.S. government has imposed various economic and trade sanctions directly or indirectly affecting China-based technology companies. These types of laws and regulations are subject to frequent changes, and their interpretation and enforcement involves substantial uncertainties, which may be heightened by national security concerns, or be driven by political or other factors that are out of our control. These types of restrictions, and similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions, may be difficult or costly to comply with and may materially and adversely affect our and our technology partners’ abilities to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations.

Any increase in the use of export control restrictions and sanctions or any expansion of the extraterritorial jurisdiction of export control laws could impact our ability to supply customers of affected countries, geographies and entities. The U.S. and various other governments have also imposed controls, licensing requirements and restrictions on transfers of technologies and products that fall within U.S. jurisdiction. In particular, in recent years the U.S. government has significantly expanded export controls toward China and has placed certain entities, including an incoming number of entities in China, on the U.S. Department of Commerce Bureau of Industry Standard’s Entity List, which imposes licensing requirements, which typically operate as bans, for exports or transfers of items on lists of controlled items maintained by the U.S. government. Although our core technology is developed in China, even if our operations are not directly targeted by any such complete or partial bans, we may face higher costs and expenses in our supply chain if any of our suppliers or customers are adversely affected by export controls or other sanctions. Furthermore, these or other actions taken as part of such international disputes could negatively affect economic conditions in China or globally, which could decrease demand for our products and services. We may thus be adversely affected by export control measures and our business, financial condition and results of operation may suffer as a result.

Recently, the United States has, through several rounds of increases, imposed higher tariffs on a wide range of goods imported from multiple countries. The tariff increases on goods from China are particularly high, with most goods subject to tariffs of 145% since April 9, 2025. China responded to the U.S. actions with retaliatory tariffs on most U.S. goods of 125% from April 12, 2025; China also implemented export restrictions on certain critical minerals and related products. These tariffs and other trade restrictions are expected to reduce trade volumes, cross-border investment, technological exchange, and other economic activities between major economies, and have a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. Although cross-border trade is not our principal business, these types of geopolitical developments could materially and adversely affect our overall financial performance and the market prices of our ADSs and ordinary shares.

Legislative or administrative actions in respect of Sino-U.S. relations could increase investor caution towards affected issuers, including us, and the market price of our ordinary shares and ADSs could be adversely affected. For example, the SEC has issued statements primarily focused on companies with significant China-based operations, such as us. In addition, beginning in December 2020, the United States imposed sanctions on certain Chinese companies that prohibit U.S. persons from buying or selling the publicly traded securities of these companies as well as securities that are derivatives of or provide investment exposure to these companies. The implementation of these restrictions forced the delisting of those sanctioned issuers that were then listed on U.S. exchanges. The U.S. government designated these companies as “China Military-Industrial Complex Companies,” or CMIC Companies, based on their purported links to the Chinese military or Chinese military infrastructure or capabilities. More recently, during an April 9, 2025 television interview, in response to a journalist’s question on whether the U.S. government could include possible delistings of Chinese companies from U.S. exchanges as a possible step the United States could take in its ongoing trade disputes with China, U.S. Secretary of Treasury, Scott Bessent, declined to exclude this possibility. If the U.S. government were to take such steps, it is not known how or when the U.S. government might implement such delistings or whether there would be any transition period or exceptions. If the U.S. government were to issue any order or otherwise require or cause the delisting of equity securities issued by China-based issuers, it could have a material adverse effect on the price of our ADSs. If our ADSs were to be delisted from the NYSE, our shareholders may suffer losses or be unable to trade our securities as a result. Furthermore, rather than just delisting our securities from the NYSE, the U.S. government could implement sanctions, such as those applicable to CMIC Companies, which apply to U.S. persons globally, which could even more significantly affect our shareholders, in particular U.S. persons, and the market price of our securities, including our Hong Kong Stock Exchange-listed ordinary shares.

Separately, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. In both the United States and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and the location and nature of its operations. As a result of these laws and regulations, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors. These laws are also frequently changed and updated. For example, in October 2024, the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”), which imposes a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in the China, including Hong Kong and Macau. The Outbound Investment Rule took effect in January 2025, and it restricts U.S. persons’ direct and indirect investment into companies with specified connections to China that engage in specified “covered activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems. Subsequent to the effectiveness of the Outbound Investment Rule, on February 20, 2025, President Trump issued the America First Trade Policy Memorandum, which proposes possible expansion of the set of technologies of concern and a review of exceptions to the Rule, possibly including changes to the existing exception for publicly trades securities. These rules, including any changes to them that may be adopted, may limit our ability to engage in certain kinds of business operations; they may also limit our ability to raise capital from U.S. and other sources if we engage in the development of technologies specified in these rules. Continuing changes in both U.S. and non-U.S. jurisdictions to foreign investment laws and rules could adversely affect our strategic initiatives, financial performance, and growth prospects.

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

On December 28, 2021, the CAC, jointly with other 12 regulatory authorities, promulgated the revised Measures for Cybersecurity Review, which among others, stipulate that an online platform operator with personal information of over one million users that intends to apply for foreign listing must be subject to the cybersecurity review. There remains uncertainties on whether the relevant requirements will be applicable to companies that have been listed in the United States and on the Hong Kong Stock Exchange. We cannot predict the impact of the Measures for Cybersecurity Review, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

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

The M&A Rules and some other regulations and rules concerning mergers and acquisitions, have established complex procedures and requirements that restrict merger and acquisition activities by foreign investors. For example, an overseas company established or controlled by PRC enterprises or residents needs to obtain approval from MOFCOM before it acquires an affiliated domestic company. Moreover, the Anti- Monopoly Law requires that the anti-monopoly enforcement authority be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines on Platform Economy, which specifically requests operators to report to the anti-monopoly enforcement authority prior to undertaking any concentration in the field of platform economics. In April 2021, the SAMR, together with certain other PRC regulatory authorities convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to strictly comply with relevant laws and regulations and be subject to public supervision. In addition, many internet companies are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR has stated it will organize and conduct inspections on the companies’ rectification results. If any of these companies are found to conduct illegal activities, more severe penalties are expected to be imposed on them in accordance with the laws. As the Anti-Monopoly Guidelines for Internet Platforms was newly promulgated, we are unable to estimate its specific impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. On May 6, 2024, the SAMR published the Interim Provisions Against Unfair Competition in Cyberspace, effective on September 1, 2024, which emphasizes that operators should not use data, algorithms or other technical information or means to influence users’ choices, hijack traffic or disrupt the operations of website products and services provided by other operators. Any failure or perceived failure by us to comply such regulations and authorities’ requirements may result in regulatory investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations.

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

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capital of foreign-invested enterprises. It allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi funds converted from their foreign exchange capital for expenditure beyond their business scopes. On June 9, 2016, SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, which was amended on December 4, 2023, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using the Renminbi funds converted from their foreign exchange capital for expenditure beyond their business scope, as well as investments in securities or any investments other than wealth management products and structured deposits with risk rating results of not higher than Grade II. These circulars also continue to prohibit foreign-invested enterprises from providing loans to non-affiliated enterprises or purchasing real estate that is not for self-use, except for real estate enterprises. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in China the net proceeds from our initial public offering, which may adversely affect our business, financial condition and results of operations. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, which was amended on December 4, 2023, or the SAFE Circular 28. The SAFE Circular 28 provides that non-investment foreign-invested entities may use foreign exchange capital or Renminbi funds converted from the foreign exchange capital to make equity investments, provided that such investments should be in compliance with the 2024 Negative List and other relevant PRC laws and regulations. However, there are substantial uncertainties of the further implementation of SAFE Circular 28.

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

In addition, under PRC laws, all lease agreements must be registered with the local housing authorities. As of the date of this annual report, all landlords of the premises we lease had completed their registration of ownership rights or the registration of our leases. Pursuant to relevant PRC laws and regulations, failure to complete these registrations may expose us to potential monetary fines ranging from RMB1,000 to RMB10,000 per lease, and therefore the total maximum potential penalty may be RMB250,000.

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

Risks Relating to Our ADSs and Ordinary Shares

There can be no assurance that the proposed going-private transaction will continue to be pursued, approved by our shareholders or successfully consummated. Potential uncertainty involving the proposed going private transaction may adversely affect our business and the market price of our ADSs.

On March 1, 2025, we received a preliminary non-binding proposal from Bo Yu Limited (together with its affiliated entities, the “Proposing Buyer”) in relation to a possible privatization of the Company by way of a scheme of arrangement, which if proceeded with, could result in a delisting of the Company from the Hong Kong Stock Exchange and the New York Stock Exchange (the “Indicative Proposal”). The Proposing Buyer proposed to acquire each share of the Company for HK$2.068 in cash, equivalent to approximately US$7.98 per ADS. This offer represents a premium of 72.33% over the closing price of the Company’s shares quoted on the Hong Kong Stock Exchange as of February 27, 2025, a premium of 100.00% over the average closing price of the Company’s shares quoted on the Hong Kong Stock Exchange during the last 15 trading days prior to and including such date, and a premium of 131.66% over the average closing price of the Company’s shares quoted on the Hong Kong Stock Exchange during the last 30 trading days prior to and including such date. Our board of directors has formed a special committee consisting of four independent directors, Wing Kin Anthony Chow (to serve as chairman of the committee), Yaolin Zhang, Tianruo Pu, and Ernest Ip to consider the Indicative Proposal. There can be no assurance that this going private transaction will continue to be pursued, approved by sufficient affirmative vote or consummated. The going private transaction, whether or not pursued or consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters.

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

Since our ADSs became listed on the NYSE on December 13, 2019 to the date of this annual report, the trading price of our ADSs has ranged from US$0.47 to US$28.8 per ADS (trading price presented here reflected actual trading price, without retrospectively applied ratio change). Since our ordinary shares became listed on the Hong Kong Stock Exchange on July 4, 2022 to the date of this annual report, the trading price of our ordinary shares has ranged from HK$0.375 to HK$7.40 per ordinary share. The trading price of our ordinary shares and ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong or the United States. A number of Chinese companies have listed or are in the process of listing their securities on Hong Kong or U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in Hong Kong or the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The trading price of our ordinary shares, likewise, can be volatile for similar or different reasons.

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

Sales of our ordinary shares or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares or ADSs to decline. As of March 31, 2025, we had 1,169,980,653 ordinary shares issued and outstanding including 269,702,340 ordinary shares represented by ADSs. Our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining outstanding ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 under the Securities Act. Our principal shareholders have entered into lock-up undertaking pursuant to Rule 10.07 of the Hong Kong Listing Rules in relation to our listing in Hong Kong. Our principal shareholders may sell shares of us after the expiry of such lock-up undertaking. We cannot predict what effect, if any, market sales of securities held by our principal shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares and ADSs.

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

Certain of our existing shareholders hold a substantial number of our shares. As of March 31, 2025, Rong Chang, Sen Rong and Bo Yu Limited each held 32.9%, 16.1% and 32.1% of our ordinary shares, based on the number of shares reported in their respective beneficial ownership filings. These shareholders, and our directors and officers have, and will continue to have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions.

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

Our Fourth Amended and Restated Memorandum and Articles of Association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares or ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

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

We are an exempted company with limited liability incorporated in the Cayman Islands, and conduct a substantial portion of our business and operations through our subsidiaries in China, the world’s largest emerging market. Our corporate affairs are governed by our Articles of Association and by the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States and Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States and Hong Kong, and provides significantly less protection to investors. For example, shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than copies of our Fourth Amended and Restated Memorandum and Articles of Association and register of mortgages and charges, and any special resolutions passed by our shareholders). Our shareholders will, however, have such rights as may be set out in our Fourth Amended and Restated Articles of Association, including that any register of members of our Company held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the board may impose) be open to inspection by a shareholder without charge, provided that our Company be permitted to close the register in the circumstances set out in our Fourth Amended and Restated Articles of Association. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States or the courts of Hong Kong. Furthermore, our Fourth Amended and Restated Articles of Association are specific to us and include certain provisions that may be different from common practices in Hong Kong.

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

Holders of our ADSs will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. They will only be able to exercise the voting rights which attach to the underlying Shares which are represented by their ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, they may vote only by giving voting instructions to the depositary, as the holder of the underlying ordinary shares which are represented by their ADSs. Upon receipt of voting instructions of holders of ADSs, the depositary will endeavor to vote the underlying ordinary shares in accordance with their instructions in the event voting is by poll, and in accordance with instructions received from a majority of holders of ADSs who provide instructions in the event voting is by show of hands. The depositary will not join in demanding a vote by poll. Holders of ADSs will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our currently effective Fourth Amended and Restated Memorandum and Articles of Association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven (7) days. When a general meeting is convened, holders of ADSs may not receive sufficient advance notice to enable you to withdraw the underlying shares which are represented by their ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow them to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our currently effective Fourth Amended and Restated Memorandum and Articles of Association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent holders of ADSs from withdrawing the underlying shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that holders of ADSs would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify holders of ADSs of the upcoming vote and to deliver our voting materials to them. We cannot assure holders of ADSs that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the underlying shares which are represented by their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out the voting instructions of holders of ADSs. This means that holders of ADSs may not be able to exercise their right to direct the voting of the underlying shares which are represented by their ADSs, and holders of ADSs may have no legal remedy if the underlying shares are not voted as they requested.

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

Based on our audited financial statements, the manner in which we conduct our business, relevant market data, the value and nature of our assets, and the sources and nature of our income, there is a significant risk that we were a PFIC for our prior taxable year. Additionally, the disposal of our virtual bank business in April 2024, combined with the trading price of our stock and ADSs, which may be used to establish the value of our assets, has increased the risk that we might be treated as a PFIC for both our prior and current taxable years. The final determination of whether we may be classified a PFIC for the current taxable year, however, will not be able to be made until after the end of the year and will depend on all of the relevant facts and circumstances available at that time, including the composition and value of our assets (as implied by our stock price) throughout the remainder of the year.

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

On November 13, 2023, we entered into the share purchase agreement (the “Share Purchase Agreement”) with Lufax, pursuant to which we conditionally agreed to sell, and Lufax conditionally agreed to acquire Ping An OneConnect Bank (Hong Kong) Limited (“OneConnect Bank”) through transferring the entire issued share capital of the Jin Yi Tong Limited (the “Disposal Company”, a company indirectly holds 100% of the issued share capital of OneConnect Bank through its 100% owned subsidiary Jin Yi Rong Limited) at a consideration of HK$933,000,000 in cash, subject to the terms and conditions of the Share Purchase Agreement. The transaction was approved by shareholders of the Company through an extraordinary general meeting held on January 16, 2024 and was completed on April 2, 2024. Upon closing, we ceased to hold any interest in the Disposal Company and ceased to operate the virtual bank business.

In May 2024, we were notified by certain subsidiaries and associates of Ping An Group that due to their adjustment of procurement strategies, they intended to cease to utilize the cloud services that we provide under Gamma FinCloud platform. Subsequently, additional subsidiaries and associates of Ping An Group ceased to utilize our cloud services, with effect from July 2024. After careful consideration, on July 11, 2024, we decided to gradually discontinue the operation of our cloud services from July 2024 onwards.

On March 1, 2025, we received a preliminary non-binding proposal from Bo Yu Limited  in relation to a possible privatization of the Company by way of a scheme of arrangement, which if proceeded with, could result in a delisting of the Company from the Hong Kong Stock Exchange and the New York Stock Exchange. Our board of directors has formed a special committee consisting of four independent directors, Wing Kin Anthony Chow (to serve as chairman of the committee), Yaolin Zhang, Tianruo Pu, and Ernest Ip to consider the Indicative Proposal.

B. Business Overview

We are a technology-as-a-service provider for the financial services industry in China with an expanding international presence. We provide software to various players in the financial services industry, and in return collect both upfront implementation and ongoing transaction-based fees. We provide software-based technology solutions to our financial institution customers that help them to expedite their digital transformation and ensure their sustainability. We believe that our “technology + business” model is our key competitive advantage and a driving force of how we win new business and engage with our customers. By integrating our extensive financial industry expertise with technology tailored to the industry’s needs, we simplify the digitalization process of our customers by not only providing proven solutions, but also enabling our financial institution customers to apply technologies in complex, industry-specific business scenarios. This approach enables our customers to improve efficiency, enhance service quality, reduce costs and mitigate risks. 100% of large and joint-stock banks, 99% of city commercial banks, 65% of property and casualty insurance companies and 48% of life insurance companies in China have used at least one of our products since our inception. In addition to financial institutions, our clients also include other service providers in the financial services industry.

Our integrated technology solutions span digital banking and digital insurance segments with comprehensive solutions, encompassing sales management, risk management and operation support services within each segment. We have also built and operate a proprietary Gamma Platform, which is a technology infrastructural platform for financial institutions.

Our emphasis on technology and innovation permeates all facets of our business. We were initially incubated within Ping An Group, which has historically been ahead of the curve globally in terms of technological innovation among financial service groups. Our technology has been internationally recognized, having cumulatively received 80 international awards for our technology as of December 31, 2024. Our 1,226 research and development-related employees, which are the driving force of our leading innovation, represented 63.3% of our total staff in 2024. We have been highly active in innovating across AI, cloud, secure infrastructure and other forms of technology.

Our revenue from continuing operations decreased by 36.2% from RMB3,521.6 million in 2023 to RMB2,248.1 million (US$308.0 million) in 2024. Our revenue from third-party customers from continuing operations decreased by 19.0% from RMB 1,161.5 million in 2023 to RMB941.0 million (US$128.9 million) in 2024. Our net loss increased from RMB371.5 million in 2023 to RMB495.2 million (US$67.8 million) in 2024. Our net loss as a percentage of total revenue from continuing operations increased from 10.5% in 2023 to 22.0% in 2024.

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

Revenue Model

Our revenue model is primarily transaction-based, as we primarily charge our customers, which are primarily financial institutions but also include other participants in the financial services ecosystem, based on their usage of our software. For our transaction-based fees, we typically determine pricing based on factors such as usage levels, the type of transaction, and the type of software adopted by the customer. We use transaction-based pricing for transactions including loans processed, insurance claims made, and usage of risk management tools. We also include annual subscription fees for the use of our system as transaction-based revenue. Our transaction-based revenue model allows us to grow with our customers as their businesses increasingly utilize and benefit from our solutions. This mutually beneficial relationship further incentivizes us to create additional, more integrated solutions to fit our customers’ broader business needs, and ultimately forms highly resilient, long-term business partnerships. In 2023 and 2024, 76.3% and 70.5% of our revenue, respectively, was transaction-based revenue from our technology solutions from continuing operations. The remainder of our revenue is generated from implementation services, where we charge one-time upfront implementation fees upon completion of the installation of our solutions. We rely on these two revenue models across all of our service offerings.

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

Digital Banking

Our digital banking services offer a wide array of solutions tailored to the digital transformation needs of financial institutions in the banking industry. These solutions comprise of digital retail banking, digital credit management and digital operations solutions, leveraging our competitiveness in “business + technology”. These solutions assist banks in driving growth, mitigating operational risks, improving management efficiency, and realizing high-quality development. By implementing these comprehensive solutions, banks can augment their overall digital capabilities and deliver superior outcomes for their customers.

Digital Retail Banking

Digital retail banking solutions align with the latest trends in the retail banking sector, providing a comprehensive “consulting + system + operations” integrated solution for banking clients. Through digital transformation consulting, we assist banking customers in formulating a clear development path for their retail digital transformation. This includes creating an overall digital transformation blueprint, building a “customer-centric” digital customer operations system, and designing digital marketing strategies and operational decision-making frameworks. Our 3E-Series products (E-Banker app, E-Sales Management and E-Wealth Advance-map) empower banks to comprehensively enhance their operational capabilities for customers, products, and channels. This enables them to gain deep insights into all customer segments, manage products intelligently, operate collaboratively across all channels, and make smart decisions throughout the entire value chain. Our customer operations solutions help banks design operational scenarios and strategies for key customer segments, such as long-tail customers, and execute marketing strategies by leveraging AI and other intelligent tools. This approach uncovers and activates the latent value of customers, ultimately improving overall operational efficiency and effectiveness. Key functions of this solution include:

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

Digital Credit Management

Our digital credit management solution is a comprehensive and fully integrated package that provides banks with an end-to-end credit management system, an intelligent risk control system covering all credit scenarios, and intelligent operational service solutions. Tailored for corporate credit and SME credit scenarios, it offers bank customers all-client, all-product, and end-to-end management systems, designed to improve credit management efficiency and reduce operational costs. By leveraging cutting-edge technologies such as AI, big data analytics, and intelligent algorithms, we assist banks in developing scenario-based models across all stages of their credit operations. This enables proactive risk management, intelligent decision-making, and precise control, strengthening the proactive risk controls of banks. Additionally, we help banks serve SMEs by building intelligent inclusive credit systems and end-to-end services including customer acquisition, product innovation, experience enhancement, and intelligent risk controls. This empowers bank customers to effectively enhance their capabilities in expanding their SME business.

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

Digital Operation

Our suite of digital operations solutions is designed for bank management departments, offering a comprehensive suite of decision-making solutions. These solutions include balance sheet analysis, liquidity risk management, interest rate risk management in the banking book, exchange rate risk management, pricing management, capital management, budget management, cost allocation, and profitability analysis. These solutions assist banks in formulating strategic development plans, gain insights into their operations, accurately track costs, efficiently allocating resources, strengthen performance evaluations, and meet regulatory compliance requirements. Leveraging Ping An Group’s AI technology, we have built a “Super Brain” to support precise and intelligent management. Additionally, leveraging data-driven insights, we help financial institutions build tailor-made comprehensive solutions for standardized online mortgage loan services, empowering them to enhance their capabilities in inclusive finance and scale their initiatives. This solution includes below key functions:

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

Digital Insurance

In digital insurance, our solution digitalizes the entire insurance process, helping insurance companies manage marketing, customer relationships, and claims processing. We also provide service management platforms to customers under our intelligent property and casualty (“P&C”) insurance and intelligent life insurance solutions.

Intelligent Property and Casualty Insurance Solution

Our end-to-end intelligent P&C insurance solution helps auto and non-auto insurers reduce costs, combat fraudulent claims, and improve service quality. Integrating AI and advanced analytics, it digitalizes and automates the entire underwriting process, covering core risk predication, cost management and risk control functions. It also streamlines claim-processing procedures, from submission and instant inspection to settlement, appraisal, roadside assistance, and auto parts sourcing. Insurance companies can adopt this solution as a comprehensive solution or they can select individual modules to incorporate into their own existing operational systems.

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

This solution also includes a service management platform for car owners, insurers and other service providers in the auto insurance claim and service segment. This platform covers claims services such as inspection, roadside assistance and repair—integrating resources and digitalizing all participants in the auto claim value chain. This platform also connects car owners with service providers in response to sporadic demands they may have from time to time. For example, an insurance company using this platform can source and manage third-party service providers for roadside assistance, including monitoring the status of assistance requests and applying image recognition technology to automatically verify license plate numbers and check work quality. The platform also provides auto parts sourcing services that use a transparent, centralized auto parts marketplace to reduce costs and fraud. Through the platform’s auto part sourcing app, insurers can conveniently inquire and compare pricing, procure auto parts, and manage procurement. Through the service management platform, we help insurance companies increase their access to high-quality service providers and reduce fraud risks. At the same time, we improve the operational management efficiency of service providers on the platform with technology. As of December 31, 2024, our service management platform had served over 194,000 auto service providers, including 4S auto dealerships, auto repair shops, auto parts dealers, rescue companies, and appraisal companies.

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

Intelligent Life Insurance Solution

Our intelligent life insurance solution enhances insurers’ performance efficiency, risk control, and customer experience across sales, policy issuance, claims processing, and customer service. This solution has been adopted by both domestic insurers and overseas insurers, such as Old Mutual Limited.

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

Gamma Platform

Our Gamma Platform serves as a foundation for digital transformation through “AI + Data” integration, empowering financial institutions and overseas regulatory agency customers to optimize operational efficiency. Combining leading AI with data from fingerprint recognition, blacklist background screening, and geolocation, its AI Gamma Vision can enhance deepfake detection, risk mitigation, and fraud prevention capabilities for customers with intelligent anti-fraud, intelligent interview, intelligent verification and many other features.

The international version of AI Gamma Vision addresses specific needs from customers in the Guangdong-Hong Kong-Macao Greater Bay Area (“Greater Bay Area”) and Southeast Asian markets. Meanwhile, our AI Gamma Vision is also compatible with domestically-developed technology platforms like HarmonyOS, fully compliant with the requirements of IT domestically developed standards.

Our intelligent data services were built on a “Lakehouse” architecture with closed loop management across the entire lifecycle from data collection and storage to management and utilization. This provides financial institutions and financial holding groups with flexible, efficient, and user-friendly data management solutions that unlock the value of data assets by enhancing data analysis and applications. Using ChatBI tools, customers can gain deep insights and analyze management practices through a Q&A dialogue format.

Due to certain subsidiaries and associates of Ping An Group ceasing to utilize our cloud services with effect from July 2024, on July 11, 2024, our board of directors came to the decision that in the best interest of us and our shareholders as a whole, we began to gradually discontinue the operation of our cloud services from July 2024 onwards. As a result of the discontinuation, there has been a substantial decrease in revenue attributable to our cloud services platform segment in the second half of 2024 and for the full year ended December 31, 2024.

Ecosystem

We have partnered with regulatory authorities and industry partners to develop a digital ecosystem to facilitate the growth and digitalization of the financial services industry. As of December 31, 2024, we had collaborated with 116 government agencies and regulators.

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

International Business

We have been actively exploring opportunities in overseas markets to replicate our success in China, mainly focusing on serving major local banks and insurance companies with our financial technology solutions. Since 2018, we have expanded our business overseas to cover over 190 customers in 20 countries and territories. The revenue contributed by our international business increased from 2.1% in 2022 to 2.6% in 2023 and increased to 5.1% in 2024.

In May 2019, we were granted a virtual banking license by the Hong Kong Monetary Authority. As of December 31, 2022, this license was one of the eight virtual bank licenses that had been granted by the Hong Kong Monetary Authority. Our virtual bank, which officially began operating in September 2020, provides diverse services, including SME banking and retail banking, with the former as its the strategic focus. Upholding “Empower Your Life” as its mission, our virtual bank is committed to providing seamless and reliable financial services to customers and promoting inclusive finance in Hong Kong. We entered into a share purchase agreement to dispose our virtual bank business to Lufax in November 2023. This disposal was closed on April 2, 2024.

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

In Southeast Asia, in March 2018 we established a subsidiary in Singapore as our Southeast Asia headquarters and research and development center. We also launched subsidiaries in Indonesia, Malaysia and the Philippines in December 2018, October 2020, and October 2020, respectively. Our customers in Southeast Asia include small-and-medium-sized local banks as well as larger financial institutions, such as top 3 regional banks, 12 top local banks, and 2 of the world’s top insurance companies. We signed Smart Lending Platform (“SLP”) upgrade contracts with SB Finance from the Philippines and one of the top banks from Vietnam.

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

Due to certain subsidiaries and associates of Ping An Group ceasing to utilize our cloud services with effect from July 2024, on July 11, 2024, our board of directors came to the decision that in the best interest of us and our shareholders as a whole, we began to gradually discontinue the operation of our cloud services from July 2024 onwards. As a result of the discontinuation, there has been a substantial decrease in revenue attributable to our cloud services platform segment in the second half of 2024 and for the full year ended December 31, 2024.

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

Research and Development

We invest significant resources in research and development, not only to support our existing business and enhance our existing solution offerings, but also to incubate new technological and business initiatives to enable us to continue to lead our competition. Our research and development capacity has been recognized by the Capability Maturity Model Integration Institution as level 5, the highest maturity level. We incurred RMB1,399.4 million, RMB955.2 million and RMB510.9 million (US$70.0 million) of research and development expenses from continuing operations in the fiscal years ended December 31, 2022, 2023 and 2024, respectively, accounting for 32.1%, 27.1% and 22.7% of our total revenues from continuing operations during these same respective periods.

Our experienced scientists and engineers dedicated to research and development are the source of our continued innovation. As of December 31, 2024, we had 1,226 research and development employees, representing 63.3% of our total employees. Our research and development team includes data scientists, computer scientists and software engineers.

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

As of December 31, 2024, we owned 307 registered patents in China and other countries or regions, and approximately 138 registered domain names, including our official website. As of the same date, we owned 946 copyrights and 1,152 trademarks in various categories. In addition, we had 21 trademark applications in various categories that were pending registration. We intend to pursue additional patent and other intellectual property protections, both in China and elsewhere, to the extent we believe it would be beneficial and cost-effective.

Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item.3D. — Risk Factors — Risks Relating to Our Business and Industry— We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.” In 2022, 2023 and 2024, we did not have any material disputes or any other pending legal proceedings regarding intellectual property rights with third parties.

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

In 2022, 2023 and 2024, we had not received any material claim from a third party against us alleging our infringement of any party’s right to data and privacy protection as provided by any applicable laws or regulations in the PRC or any other jurisdiction.

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

Customers

We have established significant coverage across a wide range of customers. 100% of large and joint-stock banks, 99% of city commercial banks, 65% of property and casualty insurance companies and 48% of life insurance companies in China have used at least one of our products since our inception. In addition, as of December 31, 2024, we had also served 160 overseas financial institutions and 116 government agencies and regulators. While financial institution customers are our strategic focus, our solutions can also be used by other participants in the financial service ecosystem including financial regulatory authorities that use our Regtech solution to digitalize operations such as regulatory reporting, and other participants that provide financial services such as micro-credit companies. In addition, our solutions can also be used by ecosystem participants on the platforms that we provide or build for our financial institution customers. For example, auto parts manufacturers can sell auto parts through our digital insurance service management platform that we provide to insurance companies.

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

Ping An Group is also our principal shareholder. The total Shares held by Ping An Group, through both Bo Yu and Ping An Overseas, was 32.1% of our ordinary shares as of March 31, 2025 based on the number of shares reported in their beneficial ownership filing on March 7, 2025. When exercising its rights as our shareholder, Ping An Group may take into account not only the interests of our Company and our other shareholders but also its own interests, the interests of its public shareholders and the interests of its other affiliates. The interests of our Company and our other shareholders may conflict with the interests of Ping An Group and its public shareholders and other affiliates. For additional information about the risks in connection with our relationship with Ping An Group, see “Item 3. Key Information — D. Risk Factors—Risks Relating to our Business and Industry—Ping An Group is one of our principal shareholders, our strategic partner, our most important customer and our largest supplier. If our relationship with Ping An Group deteriorates, or if Ping An Group significantly reduces purchasing from or cooperating with us, our results of operations, business and growth could be materially and adversely affected.”

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

Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalogue of Industries in which Foreign Investment is Encouraged (2022 edition), or the 2022 Catalog, and the Special Administrative Measures for Foreign Investment Access (Negative List 2024), or the 2024 Negative List. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the Negative List. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other applicable Chinese regulations. Under the 2024 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi - party communications, data collection and transmission services, and call centers, should not exceed 50%. Part of our business is subject to such 50% foreign invested equity cap. Under the 2024 Negative List, any domestic enterprise operating business in the sectors prohibited by the 2024 Negative List to issue and trade shares abroad shall obtain the consent of the relevant competent authorities of the State, and it does not mention that if it is applicable to indirect overseas listing.

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

Regulations on Foreign Investment in the Value-Added Telecommunications Industry

Foreign direct investment in telecommunications companies in China is governed by the Administrative Rules on Foreign-invested Telecommunications Enterprises, or the FITE Regulations, which was issued by the State Council on December 11, 2001 and last amended on March 29, 2022. Under the FITE Regulations, a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China shall not exceed 50%. However, under the Circular on Loosening the Restriction on Foreign Shareholdings in Online Data Processing and Transaction Processing Business (for E-commerce), or Circular 196, issued by MIIT on June 19, 2015, foreign investors may hold up to 100% of all equity interest in an online data processing and transaction processing business operating e-commerce in China, while other requirements provided by the FITE Regulations shall still apply. Apart from e-commerce, the 2024 Negative List also provides that foreign investors may hold 100% equity interest in domestic multiparty communications, data collection and transmission services and call centers. The MIIT’s Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, issued on July 13, 2006, requires foreign investors to set up foreign-invested enterprises and obtain a license for value-added telecommunications services. It prohibits domestic companies holding value-added telecommunications services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct this type of businesses in China. On April 8, 2024, the MIIT promulgated the Circular of the Ministry of Industry and Information Technology on the Pilot Work of Expanding Value-added Telecommunications Services to the Outside World, which eliminate the equity interest limits for foreign investors of any company providing Internet data centers (IDC), content delivery networks (CDN), Internet access services (ISP), online data processing and transaction, information release platform and delivery services of information services (except internet news information, network publishing, network audiovisual, internet culture business), information protection and processing services, in specific areas of Beijing, Shanghai, Hainan, Shenzhen.

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

The Catalog of Telecommunications Businesses provides that the IDC services refer to the placement, agency maintenance, system configuration and management services provided for users’ servers or other internet/network-related equipment in a form of outsourced lease by utilizing the corresponding machine room facilities, as well as the lease of database systems, servers and other equipment, lease of the storage spaces of such equipment, lease of communication lines and export bandwidth on an agency basis, and other application services. The operator of IDC services needs to obtain a value-added telecommunications business license, and states its business category as IDC B11. The business scope of foreign-invested telecommunications companies are limited to the business opened according to China’s WTO commitments in accordance with the 2024 Negative List. In addition, China’s commitment to open telecommunication business does not include IDC business pursuant to the Protocol on the Accession of the PRC, executed on November 10, 2001.

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

Regulations on Internet Information Services

The Administrative Measures on Internet Information Services, or the Internet Information Measures, which was issued by the State Council on September 25, 2000 and latest amended on December 6, 2024, set out guidelines on the provision of internet information services. Pursuant to the Internet Information Measures, “internet information services” are defined as services that provide information to online users through the internet. The Internet Information Measures require internet information services operators to obtain a value-added telecommunications business operating license for internet information services, or the ICP License, from the relevant government authorities before engaging in any commercial internet information services operations in China.

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

On September 24, 2024, the State Council of China promulgated the Regulations on Network Data Security Management, effective on January 1, 2025. The Regulations on Network Data Security Management covers a wide range of cyber data security issues and applies to the use of networks to carry out data processing activities, as well as the supervision and management of data security in the PRC. It sets out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. Pursuant to such regulations, a cybersecurity review will be imposed on a data processor which engages in activities or transactions that may impact national security. Key requirements under such regulations include that data processors should be in compliance with the requirements of cybersecurity multi-level protection, strengthen the data processing system, data transmission network, data storage environment and other security protection, processing of important data systems in principle should meet more than the third level of cybersecurity multi-level protection and critical information infrastructure security protection requirements; data processors should establish a data security emergency response mechanism, and promptly start the emergency response mechanism in the event of a data security incident; the detailed rules for data processors to apply when providing personal information to third parties, or sharing, trading or entrusting important data to third parties; the scenarios of cybersecurity review; the definitions of important data and operators’ security protection obligations; the detailed rules on cross-border data transfer which added missing details to the PIPL; data processors dealing with important data should carry out an annual data security assessment, and submit assessment reports to the authorities at or above the provincial level. The enforcement includes business fines of up to RMB10 million depending on the severity of the effects of violation and potential business suspension and/or revocation of business license.

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

On February 14, 2025, the CAC promulgated the Administrative Measures for Personal Information Protection Compliance Audits, effective on May 1, 2025, which specify that personal information processors who process the personal information of more than 10 million people should conduct regular compliance audits at least once every two years, and the authorities may require personal information processors to entrust professional organizations to conduct compliance audits for their personal information processing activities, if (i) personal information processing involve relatively large risks such as serious impact on personal rights and interests or lack of security measures seriously;(ii) personal information processing may infringe upon the rights and interests of many people; or(iii) the personal information security incident occurs, resulting in the divulgence, tampering with, loss or damage of personal information of more than one million people or sensitive personal information of more than 100,000 people.

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

The Administrative Measures of the E-government Electronic Certification Service, or the Administrative Measures, which were promulgated on September 4, 2024, by the SCA and effected on November 1, 2024, explicit the qualification of the electronic certification service providers for the E-government, the procedures for applying such certification, the business rules and the service content to be followed. Pursuant to the Administrative Measures, electronic certification service providers are also required to conduct annual safety assessment and rectify identified issues.

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

Regulations Relating to Taxation

Regulations on Enterprise Income Tax

On March 16, 2007, the NPC Standing Committee issued the Enterprise Income Tax Law of the PRC, which took effect on January 1, 2008, or the Old EIT Law. On December 6, 2007, the State Council enacted the Implementation Rules for the Enterprise Income Tax Law of the PRC, or the EIT Rules, which also took effect on January 1, 2008 and was amended on April 23, 2019 and January 20, 2025. The Old EIT Law was amended on February 24, 2017 and December 29, 2018. The Old EIT Law, as amended, and the EIT Rules are collectively referred to as the EIT Law. According to the EIT Law, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with relevant regulations, or that are established in accordance with the laws of foreign countries but whose actual or de facto control entity is within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but (i) have entities or premises in China, or (ii) have no entities or premises but have income generated from China. According to the EIT Law, foreign-invested enterprises in the PRC are subject to a uniform enterprise income tax rate of 25%. A non-resident enterprise that has an establishment or premises within the PRC must pay enterprise income tax at a rate of 25% on its income that is derived from such establishment or premises inside the PRC and that is sourced outside the PRC but is actually connected with the said establishment or premises. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC.

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

Regulations on Value-added Tax

All entities and individuals engaged in the sale of goods, provision of processing, repairs and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax, or the VAT, in accordance with the Provisional Regulations on Value-added Tax of the PRC, or the Provisional Regulations on VAT, and its implementation rules, or collectively, the VAT Law. The Provisional Regulations on VAT, which was issued by the State Council on December 13, 1993 and took effect on January 1, 1994, was amended by the Notice of Adjustment of VAT Rates issued on April 4, 2018 and by the Notice of Strengthening Reform of VAT Policies issued on March 5, 2019. Pursuant to the VAT Law, VAT payable is calculated as “output VAT” minus “input VAT”. The rate of VAT varies among 13%, 9% and 6% depending on the product type. The Value-added Tax Law was promulgated on December 25, 2024 and will take effect on January 1, 2026.

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

On October 23, 2019, the SAFE issued the SAFE Circular 28. The SAFE Circular 28 cancels the restrictions on the domestic equity investment with capital of non-investment foreign-invested enterprises, including the capital obtained from foreign exchange settlement. Such investments should be real and should be in compliance with the relevant laws, regulations and rules, including the provisions of the 2024 Negative List. In addition, the SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. On December 4, 2023, the SAFE issued the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment.

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

Regulations on Loans Between a Foreign Company and its Chinese Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in the PRC and is regulated by various laws and regulations, including the Regulation of the PRC on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the Ministry of Finance, and became effective on March 1, 2003 and amended on September 1, 2022, the Administrative Measures for Registration of Foreign Debts promulgated by SAFE on April 28, 2013 and amended on May 4, 2015 and the Notice of the People’s Bank of China on Matters Concerning the Prudent Macro Management of All Cross-Border Financing promulgated on January 11, 2017. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches. SAFE Circular 28 provides that a non-financial enterprise in the pilot areas may register the permitted amounts of foreign debts, which is as twice of the nonfinancial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may borrow foreign debts within the permitted amounts and directly handle the relevant procedures in banks without registration of each foreign debt. However, the non-financial enterprise should report its international income and expenditure regularly.

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

On May 6, 2024, the SAMR published the Interim Provisions Against Unfair Competition in Cyberspace, effective on September 1, 2024, which emphasizes that shall not engage in acts of unfair competition on the network, disrupt the order of market competition, affect fair market transactions, or harm the legitimate rights and interests of other business operators or consumers, such as using data, algorithms or other technical information or means to influence users’ choices, hijack traffic or disrupt the operations of website products and services provided by other operators.

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

On February 17, 2023, the CSRC released a set of regulations consisting of 6 documents, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively, the Overseas Listing Filing Rules, effective March 31, 2023. The Overseas Listing Filing Rules establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Overseas Listing Filing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Filing Rules, among others, require the issuer or its main operational entity in the PRC to: (i) file with the CSRC for its initial public offering or listing within three business days after the submission of listing application documents outside mainland China; (ii) file with the CSRC for its follow-on securities offerings in the same offshore market within three business days after the completion of such offerings; (iii) file with the CSRC for its offerings or listing in offshore stock market other than the stock market of its initial public offering or listing within three business days after the submission of offering application outside mainland China; (iv) report material events to the CSRC within three business days after the occurrence and announcement of such events, including, among other things, the change of control, investigation or penalties imposed by relevant authorities, the change of listing status or the transfer of listing board. Failure to comply with the filing or reporting requirements for any offering, listing or any other capital raising activities, may result in administrative penalties, such as order to rectify, warnings, fines and other penalties on the companies, the controlling shareholder, the actual controllers, the person directly in charge and other directly liable persons. On February 24, 2023, the CSRC and three other governmental agencies released the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Confidentiality Provisions, which became effective on March 31, 2023. Pursuant to the Confidentiality Provisions, domestic joint-stock enterprises listed in overseas markets via direct offering and domestic operational entities of enterprises listed in overseas markets via indirect offering must obtain approval and complete filing or other requirements before they publicly disclose any documents and materials that contain state secrets or government work secrets or that, if divulged, will jeopardize China’s national security or public interest, or before they provide such documents or materials to entities or individuals such as securities companies, securities service providers and overseas regulators.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, our variable interest entities, or VIEs, and the VIEs’ principal subsidiaries as of the date of this annual report:

OneConnect Financial Technology Co., Ltd. (Cayman)
100%
Jin Rong Tong Limited (BVI)
100%
OneConnect Financial Technology (Hong Kong) Co., Limited
100%
Jin Huang Cheng Limited (BVI)
100%
OneConnect Financial Technology (Singapore) Co., Pte. Ltd.
100%
Jin Tai Yuan Limited (BVI)
100%
Jin Cheng Long Limited (HK)
100%
Jin Xin Tong Limited (BVI)
100%
PingAn OneConnect Credit Reference Services Agency (Hong Kong) Limited
100%
View Foundation International Limited (HK)
10%
90%
PT OneConnect Financial Technology Indonesia
100%
OneConnect Smart Technology Co. Ltd. (Abu Dhabi)
100%
OneConnect Smart Technology (Malaysia) Sdn. Bhd.
99.99%
OneConnect Smart Technology Philippines, Inc.
100%
Offshore
Onshore
Shanghai OneConnect Financial Technology Co. Ltd.
100%
OneConnect Smart Technology Co. Ltd. (Shenzhen)(1)
OneConnect Technology Services Co. Ltd. (Shenzhen)
100%
Zhang Tong Shun (Guangzhou) Technology Co., Ltd.
100%
Shanghai Finance Shield Information Technology Co., Ltd
100%
Zhuhai Yirongtong Asset Management Co., Ltd.
100%
Beijing Fuguan International Consultant Co. Ltd.
100%
Beijing Jinyongtai Insurance Broker Co., Ltd.
100%
Beijing Mei An Insurance – Sales Agent Co., Ltd.
100%
Shenzhen Xinxuan Internet Technology Co., Ltd.
100%
Shenzhen OneConnect Chuang Pei Technology Co., Ltd.
99.9%
Shenzhen Kechuang Insurance Assessment Co., Ltd.
100%
Beijing BER Technology Development Co., Ltd.
100%
Shenzhen OneConnect Digital Technology Co., Ltd.
100%
Beijing OneConnect Digital Finance Technology Co. Ltd.
51.67%
Beijing Vantage Point Technology Co., Ltd.
100%
Nanjing Vantage Point Software Technology Co., Ltd.
51%
Shenzhen OneConnect Information Technology Service Co., Ltd
Shenzhen Digital Certificate Authority Center Co., Ltd(2)
100%
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

Contractual Arrangements

Contractual Arrangements with Shenzhen OneConnect and Shenzhen OneConnect Shareholders

Foreign ownership of companies that engage in value-added telecommunication services is subject to certain restrictions under Chinese laws and regulations. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2024 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interest in a value-added telecommunication service provider other than an e-commerce service provider, a domestic multi-party communications service provider, a data collection and transmission service provider or a call center. We are an exempted company incorporated in the Cayman Islands, and our subsidiary Shenzhen OneConnect Technology is considered a foreign-invested enterprise. To comply with the Chinese laws and regulations described above, we primarily conduct our business in China through Shenzhen OneConnect, and its subsidiaries in China, based on a series of contractual arrangements.

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

Based on the above, our PRC legal counsel, Haiwen & Partners, is of the opinion that:

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

A. Operating Results

Overview

We are a technology-as-a-service provider for the financial services industry in China with an expanding international presence. We provide software to various players in the financial services industry, and in return collect both upfront implementation and ongoing transaction-based fees. Our technology solutions address the significant technology spending need of financial institutions that are seeking to expedite their digital transformation and ensure their sustainability. We believe “technology + business” is our key competitive advantage and a driving force of how we continue to win and engage with our customers. By integrating our extensive financial industry expertise with technology tailored to the industry’s needs, we simplify the digitalization process of our customers by not only providing proven solutions, but also enabling our customers to apply technologies in complex business scenarios. This approach enables our customers to improve efficiency, enhance service quality, reduce costs and mitigate risks. 100% of large and joint-stock banks, 99% of city commercial banks, 65% of property and casualty insurance companies and 48% of life insurance companies in China have used at least one of our products since our inception. In addition to financial institutions, our clients also include other service providers in the financial services industry.

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

Our revenue model is primarily transaction-based. This revenue model allows us to grow with our customers as their businesses utilize and benefit from our solutions, which further incentivizes us to create additional, more integrated solutions to fit their broader business needs, and ultimately forms a highly resilient, long-term business partnership. In 2023 and 2024, 76.3% and 70.5% of our revenue for continuing operations, respectively, was transaction-based revenue from technology solutions. We believe that growing our customer base and increasing customer engagement are crucial to monetizing our business and thus increasing revenues and achieving profitability. Starting from 2021, we have shifted our customer development strategy from primarily expanding customer base to deepening customer engagement, including through focusing on those who tend to have more sizable and stable demand for our solutions and therefore, have more potential to become premium plus customers. To better serve these customers, we also upgraded our product structure from single-module products to more comprehensive, integrated solutions encompassing sales management, risk management and operation support services.

We have achieved significant growth in our client base and revenues since our inception. Our revenue decreased by 17.8% from RMB4,464.0 million in 2022 to RMB3,667.5 million in 2023. Our revenue from continuing operations decreased by 36.2% from RMB3,521.6 million in 2023 to RMB2,248.1 million (US$308.0 million) in 2024.

Discontinued operations

On November 13, 2023, we entered into the share purchase agreement (the “Share Purchase Agreement”) with Lufax , pursuant to which we conditionally agreed to sell, and Lufax conditionally agreed to acquire OneConnect Bank through transferring the entire issued share capital of the Jin Yi Tong Limited (the “Disposal Company”, a company indirectly holds 100% of the issued share capital of OneConnect Bank through its 100% owned subsidiary Jin Yi Rong Limited) at a consideration of HK$933,000,000 in cash, subject to the terms and conditions of the Share Purchase Agreement. The transaction was approved by shareholders of the Company through an extraordinary general meeting held on January 16, 2024 and was completed on April 2, 2024. Upon closing, we ceased to hold any interest in the Disposal Company and ceased to operate the virtual bank business. Accordingly, the Disposal Company, Jin Yi Rong Limited and OneConnect Bank and any company that is directly or indirectly controlled by OneConnect Bank (the “Disposal Group”) ceased to be subsidiaries of the Company and will no longer be consolidated into the consolidated financial statements of the Group. The Disposal Group was reported in the current year as discontinued operations and the comparative information of consolidated statement of comprehensive income has been restated accordingly.

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

Our Ability to Optimize Our Product Mix

We remain committed to leveraging product integration, product upgrades, and optimizing product portfolios to enhance product standardization capabilities, while ensuring alignment with our overall product development strategy.

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

In 2024, we continued to focus on our product strategy, with a strong emphasis on enhancing solutions for retail banking services, corporate lending operations, insurance claims processing, and life insurance agent support. These efforts were aimed at empowering our clients’ businesses and driving the digital transformation of the financial industry.

We continuously upgrade our products, with their standardization capabilities and modularization levels gradually improving. As our products become increasingly standardized, we can optimize deployment configurations more cost-effectively and quickly and reduce related delivery and labor costs. Additionally, our enhanced product standardization capabilities will continue to empower product upgrades, optimize product development, and reduce R&D expenses.

Our technology infrastructure platform, Gamma Platform, has been deeply integrated with our customers’ daily operations. This integration increases customer stickiness, which fosters greater usage of our products and creates cross-selling and upselling opportunities, driving sustainable revenue growth.

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

Our Ability to Expand Premium (in particular Premium-Plus) Customer Base and Deepen Our Customer Engagement

Our growth depends on our ability to expand and deepen customer engagement. As our market awareness increased and product portfolio expanded, starting from 2021, we shifted our customer development strategy from primarily expanding customer base to focusing on retaining and expanding premium-plus customers base, and deepening our customer engagement. We had 221, 208 and 173 non-Ping An Group customers that have reached the RMB1,000,000 revenue threshold, which we categorized as premium-plus customer, in 2022, 2023 and 2024, respectively. The number of premium-plus customer decreased from 2022 to 2023 because we optimized our business model and proactively reduced our low-value business. We believe expanding our premium-plus customer base will support higher quality, more sustainable growth.

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

We have provided a number of products and services to Ping An Group. We expect Ping An Group and its associates will continue to be our most important customers, although we may be less reliant on their revenue contributions over time. Our strategic partnership with Ping An Group has contributed to our growth significantly since our initial business operations. However, any decision from Ping An Group to reduce or cease procurement and adoption of our services could materially and adversely affect our business, financial results and operations. Due to certain subsidiaries and associates of Ping An Group ceasing to utilize our cloud services with effect from July 2024, on July 11, 2024, our board of directors came to the decision that in the best interest of us and our shareholders as a whole, we began to gradually discontinue the operation of our cloud services from July 2024 onwards. As a result of the discontinuation, there has been a substantial decrease in revenue attributable to our cloud services platform segment in the second half of 2024 and for the full year ended December 31, 2024.

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

The following tables set forth our number of customers and their revenue contribution for the respective periods:

	For the year ended December 31,
	2022			2023				2024
			Average			Average	Net				Average	Net
	Number of	Revenue	Revenue	Number of	Revenue	Revenue	Expansion	Number of	Revenue		Revenue	Expansion
	customers(5)	RMB	Per Customer	customers(5)	RMB	Per Customer	Rate	customers(5)	RMB	US$	Per Customer	Rate

	(in millions)			(in millions)			(in percentage)	(in millions)				(in percentage)
Ping An Group(1)	N/A	2,526.7	2,526.7	N/A	2,091.0	2,091.0	N/A	N/A	1,191.0	163.2	1,191.0	N/A
Premium Customers(2)(3)	649	1,798.4	2.8	599	1,404.3	2.3	66	542	1,035.8	141.9	1.9	66
Premium-Plus Customers(2)(4)	221	1,671.6	7.6	208	1,288.8	6.2	64	173	927.1	127.0	5.4	64

Notes:

(1)

Includes 40, 35 and 37 legal entities in Ping An Group in 2022, 2023 and 2024, respectively. We treat Ping An Group and its subsidiaries as a single customer because they are consolidated subsidiaries of Ping An Insurance (Group) Company of China, Ltd. Please see Note 37(c) of the audited consolidated financial statements included elsewhere in this annual report.

(2)

Includes Lufax Group, see Note 6.2(a) to our audited consolidated financial statements included elsewhere in this annual report. In 2022, 2023 and 2024, it includes nil, nil and nil in relation to the lending solutions we provided to third party customers that we had direct contracts with, and provided direct services to, where payments for these services were made through contractual arrangements that we have with others, including Ping An Group. Please see Note 37(c) of the audited consolidated financial statements included elsewhere in this annual report. There is no overlap in the number of customers and their respective revenue contributions between “Ping An Group” and “Premium customers” as a result of these arrangements.

(3)

The net change in the number of premium customers from 2022 to 2023 was from 255 newly qualified premium customers and 305 disqualified premium customers in 2023. The net change in the number of premium customers from 2023 to 2024 was from 190 newly qualified premium customers and 247 disqualified premium customers in 2023.

(4)

The net change in the number of premium-plus customers from 2022 to 2023 was from 75 newly qualified premium-plus customers and 88 disqualified premium-plus customers in 2023. The net change in the number of premium-plus customers from 2023 to 2024 was from 51 newly qualified premium-plus customers and 86 disqualified premium-plus customers in 2024.

(5)	We treat legal entities within the same corporate group as one customer (to the extent we are aware of such relationship).

The following table sets forth a breakdown of our premium customers by Ping An Group related parties and independent customers in the respective periods:

	For the year ended December 31,
	2022			2023			2024

	Number of	Revenue	Average	Number of	Revenue	Average	Number of	Revenue		Average
	customers	RMB	revenue	customers	RMB	revenue	customers	RMB	US$	revenue

	(in millions)			(in millions)			(in millions)
Ping An Group related parties	8	495.1	61.9	6	308.8	51.5	7	178.4	24.4	25.5
Independent Customers	641	1,303.3	2.0	593	1,095.5	1.8	535	857.5	117.5	1.6

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

Premium customer was the focus of our customer development strategy before 2021. Starting from 2021, we shifted our customer development strategy from our previous strategy of primarily expanding our customer base to a strategy of deepening customer engagement— with a focus on premium-plus customers who we believe will have more sizable and stable demands for our solutions in the long term, and, at the same time, we gradually phased out certain low-value products. Therefore, we experienced a decrease in the number of our premium customers from 2021 to 2022. Due to the increasing number of premium plus customer as a percentage of total premium customers, our revenue per premium customer increased to RMB2.8 million in 2022, compared with RMB2.2 million in 2021. As we proactively reduced our low-value business, our revenue per premium customer decreased from RMB2.8 million in 2022 to RMB2.3 million in 2023, and further decrease to RMB1.9 million in 2024.

Revenue Per Premium-Plus Customer

We view customers with revenue contribution of at least RMB1,000,000 since the beginning of the applicable fiscal year as our premium-plus customers. Since 2021, we have started to focus on the development of and deepening of relationship with premium-plus customers, including by converting existing premium customers, as we believe they tend to have more sizable and stable demand for our solutions. The number of premium-plus customer decreased by 16.8% from 208 in 2023 to 173 in 2024, because we optimized our business model and proactively reduced our low-value business.

Revenue per premium-plus customer decreased RMB7.6 million 2022 to RMB6.2 million in 2023, and decreased to RMB5.4 million in 2023, as we proactively reduced our low-value business.

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

Revenue from Third-Party Customer as a Percentage of Total Revenue

We have continued to seek diversification of revenue and customers base. We use revenue from third-party customers, which refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period, as a percentage of our total revenue, to measure our customer diversification. Our revenue from third-party customers decreased by 11.5% from RMB1,477.9 million in 2022 to RMB1,307.4 million in 2023, and decreased by 19.0% to RMB941.0 million (US$128.9 million) in 2024. Our revenue from third-party customers as a percentage of total revenue increased from 33.1% in 2022 to 35.6 % in 2023, and increased to 41.9% in 2024. Our revenue from third-party customers as a percentage of total revenue increased from 2022 to 2023 due to the optimization of our revenue structure. Our revenue from third-party customers as a percentage of total revenue increased from 2023 to 2024, primarily due to a smaller decrease in revenue from third-party customers compared to that from Ping An Group and Lufax.

Net Expansion Rate

We use net expansion rate to evaluate the retention and expansion of our customer relationships on a year-on-year basis for our premium customers and premium-plus customers. Net expansion rate in a given year (the “current” year) for premium customers in the preceding year (the “base” year) is calculated as the ratio between (i) the revenue contribution from premium customers in the current year who are also our premium customers in the base year, and (ii) the total revenue contribution from premium customers in the base year, expressed as a percentage. Net expansion rate in a given year (the “current” year) for premium-plus customers in the preceding year (the “base” year) is calculated as the ratio between (i) the revenue contribution from premium-plus customers in the current year who are also our premium-plus customers in the base year, and (ii) the total revenue contribution from premium-plus customers in the base year, expressed as a percentage. Our net expansion rate in 2023 for 2022 premium customers decreased to 66%. Our net expansion rate in 2024 for 2023 premium customers remained stable at 66%. Our net expansion rate in 2023 for 2022 premium-plus customers decreased to 64%. Our net expansion rate in 2024 for 2023 premium-plus customers also remained stable at 64%. Our net expansion rate for premium customers and premium-plus was less than 100% in these periods as we continued to optimize our product portfolio to phase out low-value products and proactively respond to changing regulatory environment. We are striving to increase the net expansion rate for premium-plus customers by deepening customer engagement.

Financial Key Performance Indicators

Revenue from Continuing Operations

The following table sets forth a breakdown of our revenue from continuing operations by segments for the years indicated:

	For the Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Implementation	861,820	834,620	664,127	90,985
Transaction - based and support revenue
- Operation support services	1,140,727	861,056	549,273	75,250
- Business origination services	383,723	132,112	30,078	4,121
- Risk management services	414,849	320,462	247,828	33,952
- Cloud services platform	1,315,819	1,245,952	618,088	84,678
- Post-implementation support services	50,983	52,012	69,064	9,462
- Others	189,541	75,377	69,645	9,541
Subtotal for transaction-based and support revenue	3,495,642	2,686,971	1,583,976	217,004

Total revenue from continuing operations	4,357,462	3,521,591	2,248,103	307,989

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

The following table sets forth the breakdown of cost of revenue by nature for the years presented:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Employee benefit expenses(1)	417,638	516,120	468,288	64,155
Technology service fee	1,309,116	1,058,492	711,535	97,480
Technology service fee—business service fees(2)	1,086,937	759,492	398,874	54,646
Technology service fee—labor related costs(1)	222,179	299,000	312,661	42,834
Business origination fee(2)	251,377	53,419	15,961	2,187
Outsourcing labor costs	436,745	355,606	79,256	10,858
Outsourcing labor costs-business service fees(2)	255,279	151,316	37,607	5,152
Outsourcing labor costs-labor related costs(1)	181,466	204,290	41,649	5,706
Other costs(2)(3)	237,916	122,289	115,375	15,806
Amortization of intangible assets	119,819	84,080	49,161	6,735
Amortization of internally developed application and platform relating to revenue generation	89,723	47,311	21,284	2,916
Amortization of acquired software and other intangible assets	30,095	36,769	27,877	3,819
Depreciation of property and equipment	2,743	5,567	4,030	552
Total	2,775,354	2,195,574	1,443,606	197,773

Notes:

(1)	Under labor related costs.
(2)	Under business service fees.
(3)	Include traveling expenses associated with revenue generation and others including inventory cost for sales of products and payment handling fees paid to third - party payment companies for transaction - based and support services provided to our customers.

Gross Profit from and Gross Profit Margin of Continuing Operations

Our gross profit from continuing operations decreased by 16.2% from RMB1,582.1 million in 2022 to RMB1,326.0 million in 2023, and decreased by 39.3% to RMB804.5 million (US$110.2 million) in 2024. Our gross profit margin of continuing operations increased from 36.3% in 2022 to 37.7% in 2023, primarily due to our on-going product standardization efforts. Our gross profit margin decreased from 37.7% in 2023 to 35.8% in 2024, primarily due to a decrease in economies of scale caused by the decrease in revenue.

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

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of employee benefit expenses. Employee benefit expenses recognized in selling and marketing expenses mainly include wages, salaries and other benefits of employees from our sales and marketing functions. Such employee benefit expenses were RMB304.3 million, RMB180.4 million and RMB137.0 million (US$18.8 million) in 2022, 2023 and 2024, respectively, representing the majority of our selling and marketing expenses for the same periods.

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

General and Administrative Expenses

Our general and administrative expenses primarily include employee benefit expenses and depreciation of property and equipment. Employee benefit expenses recognized in general and administrative expenses mainly include wages, salaries and other benefits of our general management and back office employees. Employee benefit expenses were RMB348.1 million, RMB159.0 million and RMB131.3 million (US$18.0 million) in 2022, 2023 and 2024, respectively, representing the largest expenses in our general and administrative expenses for the same periods. Depreciation of property and equipment recognized in general and administrative expenses mainly represents depreciation of properties and equipment which are for general and administrative use. Depreciation of property and equipment was RMB87.5 million, RMB53.5 million and RMB43.6 million (US$6.0 million) in 2022, 2023 and 2024, respectively.

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

Other Income, Gains or Loss-Net

Our other income, net primarily includes (i) impairment of goodwill, which reflects the decision of our Company after conducting a thorough analysis of the current economic climate and market conditions, and considering (a) the gradual discontinuation of the operation of cloud services from July 2024 onwards and its corresponding impact on our business and operations, (b) the challenging macroenvironment of the industry that we operate in and our expected growth, and (c) the recent performance and expected growth of the various businesses of our Company significantly impacted the valuation of the goodwill; (ii) net gains on derivatives, which reflects the fair value change of foreign exchange swaps; (iii) net gain on financial assets at fair value through profit or loss, which reflects gains from our investments in wealth management products, and (iv) government grants and tax rebates, which were related to income.

Finance Income

Our finance income relates to interest income on bank deposits generated by our cash deposits at commercial banks.

Finance Costs

Our finance costs primarily include interest expense on borrowings, which represent the interest we paid to a non-bank institutions for our borrowings.

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

The table below sets forth a reconciliation of our gross profit to non-IFRS gross profit and non-IPRS gross profit margin for the periods indicated:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands, except for )%
Reconciliation
Gross profit from continuing operations	1,582,108	1,326,017	804,497	110,216
Non-IFRS adjustment:
Amortization of intangible assets recognized in cost of revenue	126,190	87,928	49,162	6,735
Depreciation of property and equipment recognized in cost of revenue	2,743	5,567	4,030	552
Share-based compensation expenses recognized in cost of revenue	—	3,233	87	12
Non-IFRS gross profit from continuing operations	1,711,041	1,422,745	857,776	117,515
Non-IFRS gross profit margin from continuing operations	39.3%	40.4%	38.2%	38.2%

Our non-IFRS gross profit margin from continuing operations increased from 39.3% in 2022 to 40.4% in 2023, primarily due to our on-going product standardization efforts. Our non-IFRS gross profit margin decreased to 38.2% in 2024, primarily due to the decrease in gross profit from continuing operations from RMB1,326.0 million in 2023 to RMB804.5 million (US$110.2 million).

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

Other Jurisdictions

Income tax on profit arising from other jurisdictions, including Singapore, Indonesia, Malaysia and United Arab Emirates, had been calculated on the estimated assessable profit for the years ended December 31, 2022, 2023 and 2024 at the respective rates prevailing in the relevant jurisdictions, which were not higher than 25%.

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

	Year ended December 31,
	2022		2023		2024

	(in thousands, except %)
		% of		% of			% of
	RMB	revenue	RMB	revenue	RMB	US$	revenue
Continuing operations
Revenue	4,357,462	100.0	3,521,591	100.0	2,248,103	307,989	100.0
Cost of revenue(1)	(2,775,354)	(63.7)	(2,195,574)	(62.3)	(1,443,606)	(197,773)	(64.2)
Gross profit	1,582,108	36.3	1,326,017	37.7	804,497	110,216	35.8
Research and development costs incurred	1,417,762	32.5	963,390	27.4	528,194	72,362	23.5
Less: capitalized	18,347	0.4	8,189	0.2	17,296	2,370	0.8
Research and development expenses(1)	(1,399,415)	(32.1)	(955,201)	(27.1)	(510,898)	(69,993)	(22.7)
Selling and marketing expenses(1)	(369,948)	(8.5)	(241,612)	(6.9)	(177,285)	(24,288)	(7.9)
General and administrative expenses(1)	(710,165)	(16.3)	(375,128)	(10.7)	(305,110)	(41,800)	(13.6)
Net impairment losses on financial and contract assets	(23,023)	(0.5)	(40,544)	(1.2)	(31,255)	(4,282)	(1.4)
Other income, gains or loss-net	71,362	1.6	69,183	2.0	(83,482)	(11,437)	(3.7)
Operating loss	(849,081)	(19.5)	(217,285)	(6.2)	(303,533)	(41,584)	(13.5)
Finance income	14,709	0.3	29,580	0.8	67,484	9,245	3.0
Finance costs	(36,819)	(0.8)	(20,086)	(0.6)	(13,289)	(1,821)	(0.6)
Finance (costs)/income-net	(22,110)	(0.5)	9,494	0.3	54,195	7,425	2.4
Share of gain of associate and joint venture-net	24,852	0.6	4,607	0.1	—	—	—
Impairment charges on associates	(10,998)	(0.3)	(7,157)	(0.2)	—	—	—
Loss before income tax	(857,337)	(19.7)	(210,341)	(6.0)	(249,338)	(34,159)	(11.1)
Income tax benefit/ (expense)	62,147	1.4	(9,762)	(0.3)	(455,368)	(62,385)	(20.3)
Loss for the year from continuing operations	(795,190)	(18.2)	(220,103)	(6.3)	(704,706)	(96,544)	(31.3)
Discontinued operations
(Loss)/profit from discontinued operations (attributable to owners of the Company)	(132,836)	(3.0)	(151,373)	(4.3)	209,499	28,701	9.3
Loss for the year	(928,026)	(21.3)	(371,476)	(10.5)	(495,207)	(67,843)	(22.0)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Continuing operations
- Cost of revenue	(5)	3,184	87	12
- Research and development expenses	(136)	2,934	34	5
- Selling and marketing expenses	991	1,860	(31)	(4)
- General and administrative expenses	12,346	6,302	922	126
	13,196	14,280	1,012	139
Discontinued operations	165	217	146	20
Total	13,361	14,497	1,158	159

Segment Information

There were two reporting segments of the Group for the years ended December 31, 2022 and 2023, Technology Solutions and Virtual Bank Business. On April 2, 2024, the Virtual Bank Business segment was disposed of and reported as discontinued operations. The below segment comparative information has been restated accordingly.

The table below sets forth certain financial information of our operating segments for the years indicated:

	Year ended December 31,
	2022	2023	2024
	Continuing	Continuing	Continuing
	operations	operations	operations
	Technology	Technology	Technology
	Solutions	Solutions	Solutions
	RMB	RMB	RMB	US$
	(in thousands)
Revenue	4,357,462	3,521,591	2,248,103	307,989
Cost of revenue	(2,775,354)	(2,195,574)	(1,443,606)	(197,773)
Gross profit	1,582,108	1,326,017	804,497	110,216
Operating loss	(849,081)	(217,285)	(303,533)	(41,584)
Loss before income tax	(857,337)	(210,341)	(249,338)	(34,159)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue from Continuing Operations

The table below presents our revenue from continuing operations by type for the periods indicated and the period-on-period change, in absolute amount and by percentage.

	For the Year ended December 31,
	2023		2024		Changes
	RMB	%	RMB	%	RMB	%

	(in thousands, except )%
Implementation revenue	834,620	23.7	664,127	29.5	(170,493)	(20.4)
Transaction‑based and support revenue
- Operation support services	861,056	24.5	549,273	24.4	(311,783)	(36.2)
- Business origination services	132,112	3.8	30,078	1.3	(102,034)	(77.2)
- Risk management services	320,462	9.1	247,828	11.0	(72,634)	(22.7)
- Cloud services platform	1,245,952	35.4	618,088	27.5	(627,864)	(50.4)
- Post-implementation support services	52,012	1.5	69,064	3.1	17,052	32.8
- Others	75,377	2.1	69,645	3.1	(5,732)	(7.6)
- Sub‑total for transaction-based and support revenue	2,686,971	76.3	1,583,976	70.5	(1,102,995)	(41.0)

Total	3,521,591	100.0	2,248,103	100.0	(1,273,488)	(36.2)

Our revenue from continuing operations decreased by 36.2% to RMB2,248.1 million (US$308.0 million) in 2024 from RMB3,521.6 million for the corresponding period of 2023, primarily due to strategic adjustments made to our revenue mix as we focus on high-value products and gradual phasing out of our cloud services since July 2024.

Revenue from implementation decreased by 20.4% to RMB664.1 million (US$91.0 million) in 2024 from RMB834.6 million in 2023, primarily due to a decrease in demand for implementation of financial services systems in China. Revenue from business origination services decreased by 77.2% to RMB30.1 million (US$4.1 million) in 2024 from RMB132.1 million in 2023, primarily due to a decrease in transaction volumes in Marketing Management Platform under digital retail banking solutions and from loan origination systems under digital credit management solutions. Revenue from risk management services decreased by 22.7% to RMB247.8 million (US$34.0 million) in 2024 from RMB320.5 million for the corresponding period of 2023, mainly due to a decrease in transaction volumes from banking-related risk analytic solutions. Revenue from operation support services decreased by 36.2% to RMB549.3 million (US$75.3 million) in 2024 from RMB861.1 million in 2023, primarily due to a shift in business model for a number of auto ecosystem service providers where we transitioned from acting as a contractor to a distributor, which impacted revenue recognition. Revenue from cloud services platform decreased by 50.4% to RMB618.1 million (US$84.7 million) in 2024 from RMB1,246.0 million in 2023, primarily due to decreased transaction volume of cloud services in the first half of the year, and the strategic phasing out of cloud services since July 2024. Revenue from post-implementation support services was RMB69.1 million (US$9.5 million) in 2024, an increase of 32.8% from RMB52.0 million in 2023, primarily due to increased demand for our post-implementation support services from our overseas customers.

Cost of Revenue from Continuing Operations

Our cost of revenue decreased by 34.2% to RMB1,443.6 million (US$197.8 million) in 2024 compared with RMB2,195.6 million in 2023, in line with the decrease in revenue and gradual phasing out of our cloud services since July 2024. The decrease was primarily driven by (i) a decrease in business service fees (which consist of business service fees under technology service fee, business service fees under outsourcing labor costs, business origination fee and other costs) by 47.7% to RMB567.8 million in 2024, compared with RMB1,086.5 million in 2023 and (ii) a decrease in labor related costs (which consist of employee benefit expenses, labor related costs under technology service fee and labor related costs under outsourcing labor costs) by 19.3% to RMB822.6 million in 2024, compared with RMB1,019.4 million in 2023. The decrease in business service fees was primarily driven by a 47.5% decrease in business service fees under technology service fee to RMB398.9 million in 2023 compared with RMB759.5 million in 2023, which was in line with the decrease in the total revenue. Business service fees as a percentage of revenue decreased from 30.9% in 2023 to 25.3% in 2024, which was primarily driven by the optimization of our revenue mix as we focused on products with higher margins. The decrease in labor related costs was primarily driven by a 79.6% decrease in outsourcing labor costs-labor related costs to RMB41.6 million in 2023 compared to RMB204.3 million in 2023 as a result of gradual phasing out of our cloud services since July 2024. Labor related costs as a percentage of revenue increased from 28.9% in 2022 to 36.6% in 2023, which was in relation to the increase in implementation revenue as a percentage of revenue, which are more labor intensive compared to other solutions and services we provide.

Gross Profit from and Gross Margin of Continuing Operations

As a result of the foregoing, our gross profit from continuing operations decreased by 39.3% to RMB804.5 million (US$110.2 million) in 2024 from RMB1,326.0 million in 2023. Our gross margin was 35.8% in 2024, compared to 37.7% in 2023, mainly due to a decrease in economies of scale caused by the decrease in revenue. Our non-IFRS gross margin was 38.2% for the year ended December 31, 2024, compared to 40.4% for the corresponding period of 2023.

Operating Expenses from Continuing Operations

Research and Development Expenses from Continuing Operations

Our research and development expenses from continuing operations decreased by 46.5% to RMB510.9 million (US$70.0 million) in 2024 from RMB955.2 million in 2023. The decrease was primarily driven by a 46.9% decrease in technology service fee to RMB307.9 million in 2024 from RMB579.4 million in 2023 due to our termination of certain research and development projects, and a 44.7% decrease in employee benefit expenses to RMB192.4 million in 2024 from RMB347.6 million in 2023 due to our employee optimization efforts.

Selling and Marketing Expenses from Continuing Operations

Our selling and marketing expenses decreased by 26.6% to RMB177.3 million (US$24.3 million) in 2024 from RMB241.6 million in 2023, primarily due to (i) a 24.1% decrease in employee benefit expenses to RMB137.0 million in 2024 from RMB180.4 million in 2023 due to our employee optimization efforts and (ii) a 30.3% decrease in marketing and advertising fee to RMB23.1 million in 2024 from RMB33.1 million in 2023 because we conducted fewer marketing campaigns in 2024.

General and Administrative Expenses from Continuing Operations

Our general and administrative expenses decreased by 18.7% to RMB305.1 million (US$41.8 million) in 2024 from RMB375.1 million in 2023, primarily due to (i) a 17.4% decrease in employment benefit expenses to RMB131.3 million in 2024 from RMB159.0 million in 2023 due to our employee optimization efforts, (ii) a 42.6% decrease in outsourcing labor costs to RMB22.3 million in 2024 from RMB38.8 million in 2023, which is in line with our employee optimization efforts.

Net Impairment Losses on Financial and Contract Assets for Continuing Operations

Our net impairment losses on financial and contract assets for continuing operations decreased to RMB31.3 million (US$4.3 million) in 2024 from RMB40.5 million in 2023, primarily due to strengthened collections management of accounts receivable.

Other Income, Gains or Loss – Net from Continuing Operations

We incurred other income, gains or loss-net from continuing operations of RMB-83.5 million (US$-11.4 million) in 2024, compared to RMB69.2 million in 2023. The loss was primarily due to goodwill impairment of RMB131.9 million (US$18.1 million) during the current reporting period, and to a lesser extent, the cancellation of the additional value-added tax deduction policy in 2024 and a reduction in government subsidies compared to the corresponding period in 2023.

Finance Income from Continuing Operations

Our finance income from continuing operations increased by 128.0% from RMB29.6 million in 2023 to RMB67.5 million (US$9.2 million) in 2024, primarily due to higher US dollar-denominated deposit yields.

Finance Costs from Continuing Operations

Our finance costs from continuing operations decreased by 33.8% from RMB20.1 million in 2023 to RMB13.3 million (US$1.8 million) in 2024, primarily due to decreased average loan balance.

Share of Gain of Associate and Joint Venture for Continuing Operations

Our share of gains of associate and joint venture for continuing operations was nil in 2024 compared to RMB4.6 million in 2023, primarily due to the absence of profit share from Ping An Puhui Lixin Asset Management Co., Ltd. (“Puhui Lixin”) in the current period after its disposal which was completed in June 2023.

Impairment charges on Associates for Continuing Operations

Our impairment charges on associate for continuing operations in 2024 was nil compared to RMB7.2 million in 2023, primarily due to the disposal of Puhui Lixin in the prior year period while no impairment charges on associate for continuing operations were incurred during the current period.

Loss from Continuing Operations Before Income Tax

As a result of the foregoing, our loss from continuing operations before income tax was RMB249.3 million (US$34.2 million) in 2024, compared to RMB210.3 million in 2023.

Income Tax Benefit/(Expense) from Continuing Operations

Our income tax expense from continuing operations increased from RMB9.8 million in 2023 to RMB455.4 million (US$62.4 million) in 2024, primarily due to a reversal of deferred income tax assets. In particular, our Company carries out regular business review, including a quarterly asset review of our balance sheet. During the review process for the fourth quarter of 2024, our Company has re-assessed the relevant recoverable amount of the assets on our balance sheet as of December 31, 2024, and considered that a reversal of deferred income tax assets in the amount of RMB454.5 million was appropriate, after taking into account (i) the decision of our Company to gradually discontinue the operation of cloud services from July 2024 onwards (the “Discontinuation”) and its corresponding impact on the business and operations of our Group, (ii) the challenging macroenvironment of the industry that our Group operates in and our expected growth, and (iii) the recent performance and expected growth of the various businesses of our Company.

Loss from Continuing Operations for the Year

As a result of the foregoing, our loss from continuing operations increased to RMB704.7 million (US$96.5 million) in 2024 from RMB220.1 million in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue from Continuing Operations

The table below presents our revenue from continuing operations by type for the periods indicated and the period-on-period change, in absolute amount and by percentage.

	For the Year ended December 31,
	2022		2023		Changes
	RMB	%	RMB	%	RMB	%

	(in thousands, except )%
Implementation revenue	861,820	19.8	834,620	22.8	(27,200)	(3.2)
Transaction-based and support revenue
—Operation support services	1,140,727	26.2	861,056	23.5	(279,671)	(24.5)
—Business origination services	383,723	8.8	132,112	3.6	(251,611)	(65.6)
—Risk management services	414,849	9.5	320,462	8.7	(94,387)	(22.8)
—Cloud services platform	1,315,819	30.2	1,245,952	34.0	(69,867)	(5.3)
—Post-implementation support services	50,983	1.2	52,012	1.4	1,029	2.0
—Others	189,541	4.3	75,377	2.1	(114,164)	(60.2)
—Sub-total for transaction-based and support revenue	3,495,642	80.2	2,686,971	73.3	(808,671)	(23.1)

Total	4,357,462	100.0	3,521,591	100.0	(835,871)	(19.2)

Our revenue from continuing operations decreased by 19.2% to RMB3,521.6 million in 2023 from RMB4,357.5 million in 2022, primarily as a result of decrease in revenue from technology solutions .

Our implementation revenue decreased by 3.2% to RMB834.7 million in 2023 from RMB861.8 million in 2022, primarily due to the sluggish demands from new customers recovering from the pandemic impact.

Our transaction-based and support services revenue decreased by 23.1% to RMB2,687.0 million in 2023 compared with RMB3,495.6 million in 2022, primarily due to (i) a decrease of RMB251.6 million in our revenue from business origination services due to declined transaction volumes and our proactive actions of phasing out of lower value products in the digital banking segment ; (ii) a decrease of RMB94.4 million in our revenue from risk management services due to reduced transaction volume in banking loan solutions because of slower-than-expected recovery of banking activities; (iii) a decrease of RMB279.7 million in our revenue from operation support services primarily caused by reduced demand from insurance and banking customers; (iv) a decrease of RMB69.9 million in our revenue from cloud services platform primarily due to lower demand and (v) a decrease of RMB114.2 million in our revenue from other services due to lower demand for auto-ecosystem related services.

Cost of Revenue from Continuing Operations

Our cost of revenue from continuing operations decreased by 20.9% to RMB2,195.6 million in 2023 compared with RMB2,775.4 million in 2022, in line with the decrease in revenue. The decrease was primarily driven by (i) a decrease in business service fees (which consist of business service fees under technology service fee, outsourcing labor costs, and other costs) by 34.64% to RMB1,033.1 million in 2023, compared with RMB1,580.1 million in 2022 and (ii) a decrease in amortization of intangible assets recognized in cost of revenue by 29.8% to RMB84.1 million in 2023, compared with RMB119.8 million in 2022, primarily related to amortization of intangible assets regarding internally developed application and platform for revenue generation, most of which had been fully amortized by 2022, offset by an increase in labor related costs (which consist of employee benefit expenses and labor related costs under technology service fee) by 27.4% to RMB815.1 million in 2023, compared with RMB639.8 million in 2022. The decrease in business service fees was primarily driven by a 30.1% decrease in business service fees under technology service fee to RMB759.5 million in 2023 compared with RMB1,086.9 million in 2022, which was in line with the decrease in the total revenue. Business service fees as a percentage of revenue decreased from 36.3% in 2022 to 29.3% in 2023, which was primarily driven by the optimization of our revenue mix as we focused on products with higher margins. The increase in labor related costs was primarily driven by (i) a 23.6% increase in employee benefit expenses to RMB516.1 million in 2023 compared to RMB417.6 million in 2022, which were primarily related to increased deployment of manpower in implementation projects, and (ii) a 17.6% increase in outsourcing labor costs-labor related costs to RMB204.3 million in 2023 compared to RMB181.5 million in 2022 for enhanced project management and cost optimization effort. Labor related costs as a percentage of revenue increased from 14.7% in 2022 to 23.1% in 2023, which was in relation to increase in implementation revenue, which are more labor intensive compared to other solutions and services we provide.

Gross Profit from and Gross Margin of Continuing Operations

As a result of the foregoing, our gross profit from continuing operations decreased by 16.2% to RMB1,326.0 million in 2023 compared to RMB1,582.1 million in 2022. Our gross profit margin increased to 36.3% in 2023 compared to 37.7% in 2022, benefitting from our on-going product standardization efforts. Our non-IFRS gross profit margin increased to 40.4% for the year ended December 31, 2023 compared to 39.1% for the corresponding period of 2022.

Operating Expenses from Continuing Operations

Research and Development Expenses from Continuing Operations

Our research and development expenses from continuing operations decreased by 31.7% to RMB955.2 million in 2023 from RMB1,399.4 million in 2022. The decrease was primarily driven by a 36.1% decrease in technology service fee to RMB579.4 million in 2023 from RMB907.4 million in 2022 due to our initiative to invest in research and development at a reasonable pace and selectively invest in profitable projects, and a 22.7% decrease in employee benefit expenses to RMB347.6 million in 2023 from RMB449.5 million in 2022 due to our employee optimization efforts.

Selling and Marketing Expenses from Continuing Operations

Our selling and marketing expenses decreased by 34.7% to RMB241.6 million in 2023 compared to RMB369.9 million in 2022, primarily due to (i) a 40.7% decrease in employee benefit expenses to RMB180.4 million in 2023 from RMB304.3 million in 2022 due to our employee optimization efforts and (ii) a 19.8% decrease in marketing and advertising fee to RMB33.1 million in 2023 from RMB41.3 million in 2022 because we conducted fewer marketing campaigns in 2023, partially offset by a 31.9% increase in travelling expenses to RMB12.4 million in 2023 from RMB9.4 million in 2022 in relation to overseas business expansion and project implementations. Our selling and marketing expenses as a percentage of revenue decreased to 6.9% in 2023 compared to 8.5% in 2022, as we benefited from economies of scale.

General and Administrative Expenses from Continuing Operations

Our general and administrative expenses decreased by 47.2% to RMB375.1 million in 2023 from RMB710.2 million in 2022, primarily due to (i) a 54.3% decrease in employment benefit expenses to RMB159.0 million in 2023 from RMB348.1 million in 2022 due to our employee optimization efforts, (ii) a 66.1% decrease in professional service fee to RMB44.2 million in 2023 from RMB130.3 million in 2022 as we incurred higher professional service fee in connection with our listing on the Hong Kong Stock Exchange in 2022, and (iii) a 38.9% decrease in depreciation of property, plant and equipment to RMB53.5 million in 2023 from RMB87.5 million in 2022, which is in line with our employee optimization efforts, partially offset by a 64.5% increase in technology service fee which was a result of the increase in virtual bank’s technology service fee. Our general and administrative expenses as a percentage of revenue decreased to 10.7% in 2023 compared to 16.3% in 2022, as we benefited from economies of scale.

Net Impairment Losses on Financial and Contract Assets for Continuing Operations

Our net impairment losses on financial assets for continuing operations increased by 76.1% to RMB40.5 million in 2023 compared to RMB23.0 million in 2022, primarily due to higher impairment of account receivables as a result of increased account receivables days, which in turn was mainly a result of the overall macroeconomic environment in which we operate in.

Other Income, Gains or Loss – Net from Continuing Operations

Our other income, gain-net from continuing operations decreased by 3.1% to RMB69.2 million in 2023 from RMB71.4 million in 2022, primarily due to higher foreign exchange losses offset by a decrease in net gains on derivatives compared to 2022.

Finance Income from Continuing Operations

Our finance income from continuing operations increased by 101.1% to RMB29.6 million in 2023 compared to RMB14.7 million in 2022, primarily due to higher average cash deposit balances.

Finance Costs from Continuing Operations

Our finance costs from continuing operations decreased by 45.4% to RMB20.1 million in 2023 compared to RMB36.8 million in 2022, primarily due to our lower level of onshore bank borrowings.

Share of Net Gain (Losses) of Associate and Joint Venture for Continuing Operations

Our share of gains of associate and joint venture for continuing operations decreased significantly from RMB24.9 million in 2022 to RMB4.6 million in 2023, primarily contributed by less profit share from Ping An Puhui Lixin Asset Management Co., Ltd. (“Puhui Lixin”) due to disposal activity which was completed in June 2023.

Impairment charges on Associates for Continuing Operations

Our impairment charges on associate for Continuing Operations in 2023 was RMB7.2 million compared with RMB11.0 million in 2022, primarily due to the investment in Puhui Lixin, which was disposed of in June 2023.

Loss from Continuing Operations Before Income Tax

As a result of the foregoing, our loss from continuing operations before income tax decreased to RMB210.3 million in 2023 compared to RMB857.3 million in 2022.

Income tax benefit/ (expense) from Continuing Operations

We incurred income tax expense from continuing operations of RMB9.8 million in 2023, compared with income tax benefit of RMB62.1 million we recorded in 2022. This change was primarily due to increased taxable profits generated by certain of our subsidiaries and less deferred tax assets recognized considering the expected taxable profits of these entities.

Loss from Continuing Operations for the Year

As a result of the foregoing, our loss from continuing operations decreased to RMB220.1 million in 2023 from RMB795.2 million in 2022.

B. Liquidity and Capital Resources

Liquidity

Our principal sources of liquidity have been cash and cash equivalents, redeemable wealth management products, bank borrowings and cash generated from financing activities. As of December 31, 2024, we had cash and cash equivalents of RMB1,947.9 million (US$266.9 million), restricted cash and time deposits over three months of RMB51.9 million (US$7.1 million), and financial assets at fair value through profit or loss of RMB455.0 million (US$62.3 million). Our cash and cash equivalents primarily represent cash at banks, and our restricted cash and time deposits over three months consists primarily of restricted bank deposits. Out of our cash and cash equivalents as of December 31, 2024, RMB1,660.6 million (US$227.5 million) was held in U.S. dollar, RMB261.2 million (US$35.8 million) was held in Renminbi, RMB1.3 million (US$0.2 million) was held in Hong Kong dollars, RMB17.2 million (US$2.4million) was held in Singapore dollars, RMB508 thousand (US$70 thousand) was held in Indonesian rupiah, RMB1.1 million (US$0.1 million) was held in Malaysian ringgit, and RMB6.0 million (US$0.8 million) was held in Philippine Pesos. We closely monitor our cash balance and future payments obligations by preparing monthly management account and fund requirement reports to provide a timely overview of our overall cash position and liquidity and risk control measurements. Such reports will be reviewed by our chief financial officer and our financial controller. In addition, we have adopted a stringent cash management policy. We also regularly monitor our current and expected liquidity requirements to ensure that we maintain sufficient cash balances to meet our liquidity needs. As of December 31, 2024, the VIEs held RMB193.5 million (US$26.5 million) cash and cash equivalents.

As of the date of this annual report, we had credit facilities from Bank of China in the aggregate committed credit of RMB30.0 million (US$4.1 million).

As of the date of this annual report, we did not have any drawn-down from this bank, with maturity in September 2025.

The weighted average annual interest rate under our outstanding borrowings was 4.9% as of December 31, 2024. None of our credit facilities contain a material financial covenant.

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

Cash Flows and Working Capital

The following table sets forth selected cash flow statement information for the years indicated:

	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(745,984)	(648,461)	(276,849)	(37,928)
Net cash generated from investing activities	1,873,169	318,634	1,106,256	151,556
Net cash used in financing activities	(694,066)	(213,605)	(282,252)	(38,668)
Net increase/(decrease) in cash and cash equivalents	433,119	(543,432)	547,155	74,960
Cash and cash equivalents at the beginning of the year	1,399,370	1,907,776	1,379,473	188,987
Effects of exchange rate changes on cash and cash equivalents	75,287	15,129	21,294	2,917
Cash and cash equivalents at the end of year	1,907,776	1,379,473	1,947,922	266,864

Operating Activities

Net cash used in operating activities in 2024 was RMB276.8 million (US$37.9 million), while our loss before income tax for the same period was RMB39.8 million (US$5.5 million). The difference was primarily due to adjustment for non-cash and non-operating items of RMB7.8 million (US$1.1 million) and changes in working capital. The adjustments primarily include (i) gain on disposal of subsidiary of RMB260.1 million (US$35.6 million), which was related to our disposal of virtual bank business; and (ii) impairment of intangible assets of RMB134.3 million (US$18.4 million), which was related to the impairment of goodwill. The changes in working capital primarily reflected (i) a decrease of RMB785.3 million (US$107.6 million) in trade and other payable, as we proactively paid the deposits with suppliers in 2024; (ii) a decrease of RMB555.4 million (US$76.1 million) in prepayments, deposits and other receivables, as we settled the deposits with our customers; and (iii) an increase of RMB206.2 million (US$28.3 million) in financial assets at fair value through other comprehensive income which was related to the historical contribution of the loan business of our virtual bank operation before its disposal.

Net cash used in operating activities in 2023 was RMB648.5 million, while our loss before income tax for the same period was RMB361.7 million. The difference was primarily due to adjustment for non-cash and non-operating items of RMB238.1 million and changes in working capital. The adjustments primarily include depreciation and amortization of RMB201.3 million, which was primarily in relation to our software and platform. The changes in working capital primarily reflected (i) a decrease of RMB817.5 million in trade and other payable as we proactively accelerated our settlement cycle with suppliers in 2023; (ii) an increase of RMB332.0 million in customer deposits, which were related to the deposits we received in our virtual bank business; and (iii) an increase of RMB294.6 million in financial assets measured at fair value through other comprehensive income from virtual bank, which was related to the rapid growth of the loan business of our virtual bank operation.

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

Investing Activities

Net cash generated from investing activities in 2024 was RMB1,106.3 million (US$151.6 million), primarily due to (i) our proceeds from sales of financial assets at fair value through profit or loss, which related to our cash management activities, of RMB1,354.4 million (US$185.5 million); (ii) our payments for financial assets measured at fair value through other comprehensive income, which related to our cash management activities, of RMB1,326.5 million (US$181.7 million); and (iii) our proceeds from sales of financial assets measured at fair value through other comprehensive income, which related to our cash management activities, of RMB1,217.3 million (US$166.8 million).

Net cash generated from investing activities in 2023 was RMB318.6 million, primarily due to (i) our proceeds from the disposal of Puhui Lixin, which was completed in June 2023, of RMB199.2 million and (ii) the net proceeds from sales of financial assets measured at fair value through other comprehensive income of RMB123.5 million, which related to our cash management activities, partially offset by the net purchase of financial assets at fair value through profit or loss of RMB227.9 million, which was related to our cash management activities.

Net cash generated from investing activities in 2022 was RMB1,873.2 million primarily due to our proceeds from sale of financial assets at fair value through profit or loss, which was related to our cash management activities.

Financing Activities

Net cash used from financing activities in 2024 was RMB282.3 million (US$38.7 million), primarily due to our repayments of short-term borrowings of RMB235.0 million (US$32.2 million); and (ii) our payments of lease liabilities of RMB36.3 million (US$5.0 million).

Net cash used in financing activities in 2023 was RMB213.6 million, primarily due to repayments of short-term borrowings of RMB273.0 million and lease payments of RMB60.9 million and settlement of a payable for purchase of shares held for the Company’s share incentive scheme of RMB88.3 million, partially offset by proceeds from short term borrowings of RMB235.0 million.

Net cash used from financing activities in 2022 was RMB694.1 million, primarily due to repayments of short-term borrowings.

Capital Expenditures

Our capital expenditures were RMB67.9 million, RMB37.5 million and RMB27.4 million (US$3.8 million) for 2022, 2023 and 2024. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long - term assets. We will continue to make capital expenditures to meet the needs of the expected growth of our business.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Our management has conducted impairment assessments of intangible assets for the years ended December 31, 2022, 2023 and 2024. For detailed impairment test results and the impact of reasonable possible changes in the significant assumptions of goodwill impairment testing, please refer to Note 15 to our audited consolidated financial statements included elsewhere in this annual report.

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

Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact current income tax and deferred income tax in the period in which such determination is made. For detailed discussion on the deferred tax assets and the reversal of deferred tax assets, please refer to Note 35 to our audited consolidated financial statements included elsewhere in this annual report.

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

Impact of Recently Issued Accounting Standards

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2.2 to our consolidated financial statements included elsewhere in this annual report.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dangyang Chen	45	Chairman of the Board of Directors and Chief Executive Officer
Michael Guo	53	Director
Wenwei Dou	59	Director
Wenjun Wang	57	Director
Xin Fu	45	Director
Yaolin Zhang	67	Independent Director
Tianruo Pu	56	Independent Director
Wing Kin Anthony Chow	74	Independent Director
Ernest Ip	64	Independent Director
Xiao Tang	44	General Manager
Rubo Lin	52	Chief Financial Officer

Mr. Dangyang Chen joined us in February 2025 and is currently our chief executive officer and our chairman of the board of directors. Mr. Chen is mainly responsible for our Group’s overall management. Mr. Chen served at Ping An Property & Casualty Insurance Company of China, Ltd. (“Ping An Property and Casualty Insurance”) from September 2021 to February 2025, during which he has undertaken the positions of assistant president and chief technology officer. He was responsible for promoting digital transformation, including implementing technological regulatory requirements, building scientific and technological data capabilities and managing technical teams and talent. Ping An Property & Casualty Insurance is a subsidiary of Ping An Insurance (Group) Company of China, Ltd. (“Ping An” and with its subsidiaries, “Ping An Group”). Ping An is a company listed on both the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock codes: 2318 (HKD counter) and 82318 (RMB counter)), and is a controlling shareholder of the Company. Prior to joining Ping An Group, Mr. Chen served as the chief technology officer of the insurance business group of Ant Group Co., Ltd. from June 2015 to September 2021. From August 2007 to June 2015, Mr. Chen held various positions at China CITIC Bank Corporation Limited, including serving as deputy director at the chief engineer’s office. Mr. Chen received his doctorate degree in engineering and his bachelor’s degree in engineering from Beihang University in July 2007 and July 2002, respectively.

Mr. Michael Guo joined us in November 2023 as a director, and is mainly responsible for providing professional opinion and judgment to the Board. Mr. Guo is also currently serving as an executive director and the co-chief executive officer and senior vice president of Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries. Ping An is a company listed on both the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock code: 2318), and is a controlling shareholder of the Company. Mr. Guo joined Ping An Group in September 2019 and successively served as the special assistant to the chairman and executive vice president of Ping An Property & Casualty Insurance Company of China, Ltd., and as the vice chief human resources officer and the chief human resources officer of Ping An Group. Mr. Guo has been serving as a non-executive director of Ping An Healthcare and Technology Company Limited, a company listed on the Hong Kong Stock Exchange (stock code: 1833) since March, 2024, a non-executive director of Ping An Life Insurance Company of China, Ltd. since May 2024, a director of Ping An Property & Casualty Insurance Company of China, Ltd. since August 2024, a non-executive director of Ping An Bank Co., Ltd., a company listed on the Shenzhen Stock Exchange (SZSE: 000001) since September 2024, an executive director of Ping An Insurance (Group) Company of China, Ltd. since September 2024 and a director of Peking University Medical Management Co., Ltd. since December 2024. Prior to joining Ping An Group, Mr. Guo served as a partner and a managing director at Boston Consulting Group, and a global co-chief executive officer of capital market businesses at Wills Towers Watson. Mr. Guo obtained his bachelor’s degree in information and control engineering from Xi’an Jiaotong University and MBA degree from the University of New South Wales.

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

Ms. Xin Fu has served as our director since November 2022, and is mainly responsible for providing professional opinion and judgment to the Board. She is currently serving as an executive director, the senior vice president and chief financial officer (financial director) of Ping An Group. She joined Ping An Group in October 2017 as the general manager of its planning department, and successively served as the deputy chief financial officer, the director of the strategic development center and chief operating officer of Ping An Group. Ms. Fu has been serving as a director of Lufax, a company listed on both the Hong Kong Stock Exchange (stock code: 6623) and the NYSE (stock code: LU), since November 2022, and as a director of Ping An Healthcare and Technology Company Limited, or Ping An Good Doctor, a company listed on the Hong Kong Stock Exchange (stock code: 1833) since March 2023. Ms. Fu has been serving as a non-executive director of Ping An Life Insurance Company of China, Ltd. and Ping An Asset Management Co., Ltd. since September 2023 and April 2023, respectively. Ms. Fu has also been serving as a non-executive director of Ping An Bank, a company listed on the Shenzhen Stock Exchange (SZSE: 000001) since March 2024, an executive director of Ping An since September 2024, a director of Peking University Medical Management Co., Ltd. since December 2024 and the chief financial officer (financial director) of Ping An since March 2025. Prior to joining Ping An Group, Ms. Fu served as a partner of Roland Berger Management consulting in financial services practices, and as an executive director of PricewaterhouseCoopers, responsible for coordinating projects such as in finance and fintech services for over 10 years. Ms. Fu received a master’s degree in business administration from Shanghai Jiao Tong University, PRC, in June 2012.

Dr. Yaolin Zhang has served as our independent director since February 2019. Dr. Zhang is mainly responsible for providing independent opinion and judgment to the Board. Dr. Zhang has more than 30 years of experience in finance and banking. Dr. Zhang served as chairman of the board of directors and chief executive officer of Shenzhen Ya Zhi Mei Ju Information Technology Co., Ltd. from February 2019 to September 2023, and has been serving as an independent director of the Bank of Ningxia Co., Ltd. since December 2019 and as an independent director of Dongguan Trust Co., Ltd. since August 2019. Dr. Zhang was independent director of Bank of Luoyang Co., Ltd. between August 2017 and May 2022. Dr. Zhang was the person responsible for the establishment of the Shenzhen branch of Shanghai Pudong Development Bank (“SPD Bank”), and served as president of the branch from August 2010 to May 2015. Prior to that, Dr. Zhang served as a vice president of Ping An Bank from November 2008 to August 2010. From June 1998 to October 2008, Dr. Zhang served in various positions in SPD Bank, including as vice president and president of the Guangzhou branch and vice president of SPD Bank. From July 1987 to June 1998, Dr. Zhang served in various management positions at China Construction Bank. Dr. Zhang received his bachelor ’s degree of science in physics from Fudan University, China in October 1982, his master ’s degree in economics from Wuhan University, China in August 1987, his doctorate degree in law from Wuhan University, China in June 1996, and his executive master of business administration degree from the China Europe International Business School, China in June 2007.

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

Mr. Wing Kin Anthony Chow has served as our independent director since October 2020. Mr. Chow is mainly responsible for providing independent opinion and judgment to the Board. Mr. Chow has been serving as a non-executive director of Kingmaker Footwear Holdings Ltd., a company listed on the Hong Kong Stock Exchange (stock code: 1170), since May 1994, an independent non-executive director of Ping An Good Doctor since May 2018, an independent non-executive director of Beijing North Star Company Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0588), since May 2021 and an independent non-executive director of China Resources Beverage (Holdings) Company Limited, a company listed on the Hong Kong Stock Exchange (stock code: 2460), since October 2024. He was also an independent non-executive director of MTR Corporation Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0066), between May 2016 and May 2022, and an independent non–executive director of S.F. Holding Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 2352), between December 2016 and December 2022. Mr. Chow is a solicitor admitted to practice in Hong Kong and England and Wales. He has been a practicing solicitor in Hong Kong for more than 40 years and is the senior consultant of Messrs. Guantao & Chow Solicitors and Notaries. Mr. Chow is a China-appointed attesting officer. Mr. Chow was a member of The National Committee of the Chinese People’s Political Consultative Conference from 2003 to 2023, the president of The Law Society of Hong Kong from 1997 to 2000, chairman of the Process Review Panel for the SFC from 2006 to 2012 and chairman of Process Review Panel for the Financial Reporting Council from 2015 to 2020. Mr. Chow was awarded the Justice of the Peace in 1998 and the Silver Bauhinia Star medal in 2003 by the Hong Kong Special Administrative Region. He was also awarded the Honorary Fellowship of the Hong Kong Institute of Education in 2010, the Honorary Fellowship of King’s College London in July 2013, the Roll of Honor by the Law Society of Hong Kong in 2015, Doctor of Social Science honoris causa of Hong Kong Metropolitan University (formerly known as The Open University of Hong Kong) in December 2018, and Doctor of Laws honoris causa of The Hong Kong University of Science and Technology in November 2021.

Mr. Ernest Ip has served as our independent director since November 2021. Mr. Ip is mainly responsible for providing independent opinion and judgment to the Board. Mr. Ip has over 35 years of experience in accounting and auditing. Mr. Ip has been serving as the group chief financial officer of the Fung Group since 2019, which comprises, among others, Li & Fung Limited, a company formerly listed on the Hong Kong Stock Exchange (stock code: 0494), Fung (1937) Management Limited and Convenience Retail Asia Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0831). Mr. Ip has also been serving as an independent director of PAO Bank Limited (“PAOB”, formerly known as Ping An OneConnect Bank (Hong Kong) Limited) since August 2021, and an independent non-executive director of Media Chinese International Limited, a company listed on both the Hong Kong Stock Exchange (stock code: 0685) and Bursa Malaysia Securities Berhad (stock code: 5090), since July 2021. As an independent non-executive director of PAOB, Mr. Ip has the general responsibility of providing independent advice and guidance to the board of PAOB without involvement in its daily operations and management. Additionally, Mr. Ip is a member of the board risk management committee and chairperson of the board audit committee of PAOB, and is responsible for overseeing, monitoring and reviewing PAOB’s risk management framework and structure, financial reporting, internal audit function and the work of PAOB’s external auditor. Prior to joining the Fung Group, Mr. Ip was a partner at PricewaterhouseCoopers Limited from 1993 until his retirement in 2019. Mr. Ip holds several key positions in regulatory authorities and business associations. Currently, Mr. Ip is a member of the Takeovers & Mergers Panel of the SFC and the Takeovers Appeal Committee of the SFC. He is also a member of the Guangdong Provincial Committee of the Chinese People’s Political Consultative Conference, the vice president of the Council for the Promotion of Guangdong-Hong Kong-Macao cooperation and a senior advisor of the Accounting Professional Committee for Hong Kong region of the Council for the Promotion of Guangdong-Hong Kong-Macao cooperation. He was the Listing Committee member of the Hong Kong Stock Exchange from 2003 to 2009, a member of the Dual Filing Advisory Group of the SFC from 2008 to 2014 and the president of the Hong Kong Business Accountants Association in 2022. Mr. Ip graduated with a professional diploma in accountancy from the accounting faculty of the Hong Kong Polytechnic, Hong Kong (now known as Hong Kong Polytechnic University) in November 1984. Mr. Ip has been a fellow member of the Association of Chartered Certified Accountants since February 1992, a fellow member of the Hong Kong Institute of Certified Public Accountants since December 1994 and a fellow member of the Certified Practising Accountant Australia since February 2012.

Mr. Xiao Tang joined us in October 2024 and is currently our general manager. Mr. Tang is mainly responsible for our digital bank business. Mr. Tang has over 25 years experience in banking services. Prior to joining our Company, Mr. Tang served as an executive director and the president of BOC Financial Technology Co., Ltd. from December 2020 to September 2024. Before that, Mr. Tang served as an executive vice president of the Suzhou subsidiary of CCB Fintech Co., Ltd. and the general manager of customer service department of Wuhan business group from April 2018 to November 2020. From July 2001 to April 2018, Mr. Tang served in different positions of China Construction Bank, including department head of the testing and promotion department of Wuhan data center, and head of the innovation department. Mr. Tang received his bachelor’s degree in electronic information from Wuhan University of Technology in 2001, and his master’s degree in business administration from Huazhong University of Science and Technology in 2006.

Mr. Rubo Lin joined us in August 2024 and is currently our chief financial officer. Mr. Lin is mainly responsible for the Company’s finance and planning. Mr. Lin has over 20 years experience in technology, media and telecommunications industry and capital market. Prior to joining our Company, Mr. Lin served as the chief financial officer of Ping An Technology, a leading fintech company in China. Before that, Mr. Lin served in different senior management positions of various companies from 2010 to 2020, including chief financial officer of Lenovo Group Ltd’s global mobile business unit, finance general manager of WeChat business division in Tencent and chief financial officer of Shenzhen Xiaoman Technology Co. Ltd. from 1999 to 2010, Mr. Lin worked for Microsoft, Dell and IBM in U.S/China and he held various managerial roles in service finance, business control, strategic planning, digital transformation and cloud services. Mr. Lin received his bachelor’s degree in international business and economics from Hunan University in 1994, and his master’s degree of business and administration from Kelley School of Business at Indiana University Bloomington in 2005.

B. Compensation

In 2024, we paid an aggregate of approximately RMB8.6 million (US$1.2 million) in cash to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, employment injury insurance, maternity insurance and other statutory benefits and a housing provident fund.

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

After these amendments and restatement, the ordinary shares that can be issued under the 2020 Plan is 101,271,020. As of March 31, 2025, there were 22,699,145 ordinary shares underlying the outstanding grants under the 2020 Plan. For the avoidance of doubt, awards granted pursuant to the 2020 Plan prior to the Hong Kong listing date will not be subject to the provisions of the Hong Kong Listing Rules.

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

The following table summarizes, as of March 31, 2025, the awards issued under the 2020 Plan to our directors, executive officers and other grantees.

Ordinary Shares
Underlying
Outstanding
	Options/Performance	Exercise Price		Date of
Name	Share	(RMB/Share)	Date of Grant	Expiration
Dangyang Chen	-	-	-	-
Xiao Tang	-	-	-	-
Rubo Lin	*(1)	NA	January 2, 2025	January 1, 2035
Other grantees	*	From 1.33 to 52.00	From November 7, 2017 to July 26, 2019	From November 6, 2027 to July 25, 2029
	16,156,355(1)	NA	From September 10, 2019 to December 16, 2024	From September 9, 2029 to December 15, 2034
*	Less than 1% of our total outstanding shares.
(1)	Performance share units.

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

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders and the appointment of such directors should first be approved by the board of directors or any committee of the board of directors. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board of directors. Any director so appointed shall hold office only until the first annual general meeting after such director’s appointment and shall then be eligible for re-election at that meeting. Our directors may be removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for three consecutive meetings and our board resolves that his office be vacated; (v) is prohibited by any applicable law or the relevant codes, rules and regulations of the stock exchange in the United States on which our shares or our ADSs are listed for trading from being a director or (vi) is removed from office pursuant to any other provision of our Fourth Amended and Restated Articles of Association.

At our annual general meeting one-third of our directors for the time being (or, if their number is not three or multiple of three, then the number nearest to, but not less than, one-third) shall retire from office by rotation provided that every director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring director shall retain office until the close of the meeting at which such director retires and shall be eligible for re-election at such meeting. We at any annual general meeting at which any directors retire may fill the vacated office by electing a like number of persons to be our directors.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D. Employees

The following table sets forth the number of our employees by function as of December 31, 2024.

Function
Research and Development	1,226
Business Operations	196
Sales and Marketing	344
General Administration	171
Total	1,937

As of December 31, 2022, 2023 and 2024, we had 2,832, 2,440 and 1,937 employees, respectively. Among these employees, as of December 31, 2024, 76 employees were based outside of China. A large number of our employees had prior experience in technology companies or financial institutions.

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

During the years ended 2022, 2023 and 2024, we had not experienced any strikes or major disputes with our employees. We believe that we have maintained a good working relationships with our employees.

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2025:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,169,980,653 ordinary shares issued and outstanding as of the date of March 31, 2025.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days as of March 31, 2025, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares
Beneficially Owned
	Number	%
Directors and Executive Officers*:
Dangyang Chen	—	—
Michael Guo	—	—
Wenwei Dou	—	—
Wenjun Wang	—	—
Xin Fu	—	—
Yaolin Zhang	—	—
Tianruo Pu	—	—
Wing Kin Anthony Chow	—	—
Ernest Ip	—	—
Xiao Tang	—	—
Rubo Lin	*	*
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
Rong Chang Limited(1)	385,077,588	32.9%
Bo Yu Limited(2)	375,764,724	32.1%
Sen Rong Limited(3)	188,061,642	16.1%
*	Less than 1% of our total outstanding ordinary shares.
**

Except as otherwise indicated below, the business address of our directors and executive officers is 21/24F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, People’s Republic of China. For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares issued and outstanding and the number of shares such person or group has the right to acquire upon exercise of an option, warrant or other right within 60 days from March 31, 2025. The total number of ordinary shares issued and outstanding as of March 31, 2025 is 1,169,980,653.

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

(2)

The number of ordinary shares beneficially owned represents (i) 353,077,356 ordinary shares held of record by Bo Yu Limited (541,138,998 ordinary shares if including up to 188,061,642 ordinary shares that Bo Yu Limited has the right to acquire upon the exercise of the Offshore Call Options (as defined below) at any time), a company incorporated in the British Virgin Islands, and (ii) 22,687,368 ordinary shares, represented by 756,245.6 ADSs that China Ping An Insurance Overseas (Holding) Limited, or Ping An Overseas, a limited liability company incorporated in Hong Kong, as reported in the Schedule 13D filed by Bo Yu Limited, among others, on March 7, 2025. The registered business address of Bo Yu Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The registered business address of Ping An Overseas is Suite 2318, 23rd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong. Ping An Insurance (Group) Company of China, Ltd., a company incorporated under the laws of the PRC whose shares are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, ultimately wholly owns Ping An Overseas and Bo Yu. As a result of this arrangement, Ping An Insurance (Group) Company of China, Ltd. may be deemed to be the beneficial owner of the ordinary shares owned by Ping An Overseas and Bo Yu.

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

To our knowledge, as of March 31, 2025, 269,702,340 ordinary shares, representing approximately 23.1% of our total issued and outstanding ordinary shares, were held by one record shareholder with registered addresses in the United States, which was the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of the record holders of our ordinary shares in the United States.

Except as described hereof, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

We have adopted a policy relating to recovery of erroneously awarded compensation, or Clawback Policy, a form of which is included as Exhibit 97.1 attached herein.

During or after the fiscal year of 2024, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy. As of December 31, 2024, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

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

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Transactions with Ping An Group and Its Associates

In 2024, we provided a series of products and services, primarily consisting of banking, investment and insurance related solutions, for RMB1,191.0 million (US$163.2 million) to Ping An Group and certain of its associates, respectively. As of December 31, 2024, we had RMB190.6 million (US$26.1 million) due from Ping An Group and certain of its associates.

In 2024, we purchased services, primarily consisting of technology support, customer acquisition service and human resource support, for RMB789.3 million (US$108.1 million) from Ping An Group, respectively. As of December 31, 2024, we had RMB242.3 million (US$33.2 million) due to Ping An Group in relation to the purchase of services.

In 2024, we incurred net loss on disposal of property and equipment of RMB2.4 million (US$0.3 million) in relation to lease terminations with Ping An Group.

In 2024, we received RMB8.8 million (US$1.2 million) net gain from wealth management products issued by Ping An Group. As of December 31, 2024, we had RMB230.7 million (US$31.6 million) wealth management products purchased from Ping An Group.

In 2024, we incurred RMB19.0 million (US$2.6 million) leasing payment to Ping An Group.

In 2024, we incurred RMB25.1 million (US$3.4 million) net gain on derivatives in relation to a forward exchange-rate product we purchased from Ping An Group. As of December 31, 2024, we had nil derivative financial liabilities and RMB39.8 million (US$5.5 million) derivative financial assets, which were in relation to fluctuation of exchange rate of U.S. dollar.

In 2024, we received RMB15.1 million (US$2.1 million) interest income from our deposit in Ping An Group. As of December 31, 2024, we had RMB192.6 million (US$26.4 million) cash and restricted cash and time deposits over three months deposit in Ping An Group, consisting of bank deposit and guarantee deposit to secure our obligation under the loan facility granted by Ping An Group.

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

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Subject to any rights and restrictions for the time being attached to our Shares, our shareholders may by ordinary resolution declare dividends, but no dividend shall exceed the amount recommended by our directors. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

ITEM 9.   THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs, each representing thirty of our ordinary shares, have been listed on the New York Stock Exchange since December 13, 2019. Our ADSs trade under the symbol “OCFT.” In 2022, 2023 and 2024, no significant trading suspensions occurred.

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

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our corporate affairs are governed by our Fourth Amended and Restated Memorandum and Articles of Association, as amended from time to time and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below.

The following are summaries of material provisions of our currently effective Fourth Amended and Restated Memorandum and Articles of Association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company

Under our currently effective Fourth Amended and Restated Memorandum of Association, the objects for which our company is established are unrestricted and we have the full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

Ordinary Shares

General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or by our shareholders by ordinary resolutions (provided that no dividend shall exceed the amount recommended by the Directors). Our currently effective Fourth Amended and Restated Articles of Association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act.

Voting Rights. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or a majority of the directors or any one or more shareholders who together hold not less than ten percent of the votes attaching to the total issued voting shares of our company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than three-fourths of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our currently effective Fourth Amended and Restated Memorandum and Articles of Association.

Transfer of Ordinary Shares. Subject to the restrictions contained in our currently effective Fourth Amended and Restated Articles of Association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by the New York Stock Exchange or any other form approved by our board of directors.

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

Redemption of Ordinary Shares. The Companies Act and our currently effective Fourth Amended and Restated Articles of Association permit us to purchase our own shares. In accordance with our currently effective Fourth Amended and Restated Articles of Association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

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

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least twenty-one days is required for the convening of our annual general shareholders’ meeting and advance notice of at least fourteen days is required for the convening of any extraordinary general meeting of our shareholders. A quorum required for and throughout a meeting of shareholders consists of at least one shareholder entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all voting power of our share capital in issue.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our Fourth Amended and Restated Memorandum and Articles of Association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we will in our articles provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “—H. Documents on Display.”

Changes in Capital

We may from time to time by ordinary resolution:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	subdivide our shares, or any of them, into shares of an amount smaller than that fixed by the our currently effective Fourth Amended and Restated Memorandum and Articles of Association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

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

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of members is not open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue no par value shares;
●	an exempted company may obtain an undertaking against the imposition of any future taxation;
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to follow home country practices and rely on certain exemptions in lieu of the New York Stock Exchange rules. The New York Stock Exchange rules require that every company listed on the New York Stock Exchange holds an annual general meeting of shareholders. In addition, our currently effective Fourth Amended and Restated Articles of Association allow directors to call special meeting of shareholders pursuant to the procedures set forth in our articles.

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

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our currently effective Fourth Amended and Restated Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our currently effective Fourth Amended and Restated Memorandum and Articles of Association.

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

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our currently effective Fourth Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

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

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our currently effective Fourth Amended and Restated Articles of Association provide that shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective Fourth Amended and Restated Articles of Association allow our shareholders holding in aggregate no less than 10% of all votes of the issued and outstanding shares of our company which are entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned for vote at such meeting. Other than this right to requisition a general meeting, our currently effective Fourth Amended and Restated Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or any extraordinary general meeting not requisitioned by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our currently effective Fourth Amended and Restated Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our currently effective Fourth Amended and Restated Articles of Association, directors may be removed by an ordinary resolution of our shareholders.

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

Restructuring

A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (i) is or is likely to become unable to pay its debts; and (ii) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court of the Cayman Islands may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

Under the Companies Act and our currently effective Fourth Amended and Restated Articles of Association, our company may be dissolved, liquidated or wound up by the vote of holders of three-fourths of our shares voting at a meeting

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our currently effective Fourth Amended and Restated Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our currently effective Fourth Amended and Restated Memorandum and Articles of Association may only be amended by a special resolution of shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our currently effective Fourth Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our currently effective Fourth Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

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

Dividends received by a non-corporate U.S. Holder with respect to the ordinary shares or ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, the dividends paid on the ordinary shares or ADSs will be treated as qualified dividends if:

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

Our ADSs are listed on the New York Stock Exchange, and the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, the manner in which we conduct our business, relevant market data, the value and nature of our assets, and the sources and nature of our income, there is a significant risk that we were a PFIC for our prior taxable year. Additionally, the disposal of our virtual bank business in April 2024, combined with the trading price of our stock and ADSs, which may be used to establish the value of our assets, has increased the risk that we might be treated as a PFIC for both our prior and current taxable years. The final determination of whether we may be classified a PFIC for the current taxable year, however, will not be able to be made until after the end of the year and will depend on all of the relevant facts and circumstances available at that time, including the composition and value of our assets (as implied by our stock price) throughout the remainder of the year.

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

Subject to generally applicable limitations and conditions, PRC dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021, and any PRC tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the PRC tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the PRC tax on dividends is uncertain, and we have not determined whether these requirements have been met. If the PRC dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the PRC tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

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

Under the foreign tax credit requirements adopted by the IRS in regulations promulgated in December 2021, a U.S. holder generally will not be entitled to a foreign tax credit for any PRC tax imposed on the sale or other taxable disposition of ADSs or ordinary shares, except in the case of either (i) a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Treaty or (ii) a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules under temporary guidance, and complies with specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the ADSs or ordinary shares generally will be U.S.-source gain or loss for U.S. foreign tax credit purposes (except to the extent that the U.S. holder establishes the right to treat any gain as foreign source income under the Treaty). Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. Holder who is not able to treat any gain (upon which the tax is imposed) as foreign source income under the Treaty may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the PRC tax is not a creditable tax or claimed as a credit by the U.S. Holder pursuant to the Treaty, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the ADSs or ordinary shares and any PRC tax imposed on such sale or disposition.

Deposits and withdrawals of ordinary shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to investors in companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either

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

Based on our audited financial statements, the manner in which we conduct our business, relevant market data, the value and nature of our assets, and the sources and nature of our income, there is a significant risk that we were a PFIC for our prior taxable year. Additionally, because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, and because the treatment of the VIEs for U.S. federal income tax purposes is not entirely clear, it is possible that we may be or become a PFIC in the current or a future year. In particular, the disposal of our virtual bank business in April 2024, combined with the trading price of our stock and ADSs, which may be used to establish the value of our assets, has increased the risk that we might be treated as a PFIC for both our prior and current taxable years. The final determination of whether we may be classified a PFIC for the current taxable year, however, will not be able to be made until after the end of the year and will depend on all of the relevant facts and circumstances available at that time, including the composition and value of our assets (as implied by our stock price) throughout the remainder of the year.

In the event that we are classified as a PFIC in any year during which a U.S. Holder holds our ordinary shares or ADSs and such U.S. Holder does not make a mark-to-market election, as described in the following paragraph, the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us (generally, any distributions that a U.S. Holder receives in a taxable year that are greater than 125 percent of the average annual distributions that the U.S. Holder has received in the preceding three taxable years, or the U.S. Holder’s holding period, if shorter), and gain that that the U.S. Holder recognizes on the sale of the holder’s shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year). Further, if we are a PFIC for any year during which a U.S. Holder holds our ordinary shares or ADSs, we generally will continue to be treated as a PFIC with respect to such U.S. Holder for all subsequent years during which such U.S. Holder holds our ordinary shares or ADSs unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on Internal Revenue Service, or IRS, Form 8621. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of his or her ordinary shares or ADSs at death.

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

Liquidity risk

We manage liquidity risk by maintaining adequate cash and cash equivalents and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Our management believe that our current cash and cash equivalents and anticipated cash flows from operations, investment and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months from December 31, 2024.

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

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the year ended December 31, 2024, we did not receive any distribution from the depositary.

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

For the period from December 12, 2019, the date that the registration statement on Form F-1 of our initial public offering was declared effective by the SEC, to December 31, 2024, we have used approximately (i) RMB589.4 million (US$80.7 million) for enhancement of our platform and technology capabilities; (ii) RMB139.2 million (US$19.1 million) for international expansion and strategic investments; and (iii) RMB1,706.0 million (US$233.7 million) for general corporate purposes, including sales and marketing activities to enhance the Company’s brand and acquire customers. We still intend to use the remainder of the proceeds from our initial public offering and follow-on offering as disclosed in our registration statements.

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

Based on that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2023	2024
	RMB	RMB	US$

	(in thousands)
Audit fees(1)	16,374	11,300	1,548
Audit-related fees(2)	1,587	350	48
Tax fees(3)	631	2,778	381
All other fees(4)	1,062	—	—
Total	19,654	14,428	1,977

Note

(1)	Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant in relation to the audit of our annual financial statements.
(2)	Audit-related fees include fees billed in each of the fiscal years listed for the issue of comfort letter, rendering of listing advice and other audit-related services to the company, including its consolidated subsidiaries.
(3)	Tax fees include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
(4)	All other fees include the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permissible services to review and comment on internal control design over financial reporting and other advisory services.

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

We did not repurchase any ADSs in 2024.

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

ITEM 16i. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. We have filed our insider trading policies, as amended, as Exhibit 11.2 to this annual report on Form 20-F.

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

11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading of OneConnect Financial Technology Co., Ltd.
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Haiwen & Partners
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
97.1

Policy for the Recovery of Erroneously Awarded Compensation of the Registrant (incorporated herein by reference to Exhibit 97.1 of our Annual Report on Form 20-F (file No. 001-39147) as filed with the Securities and Exchange Commission on April 23, 2024)

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

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Mr. Rubo Lin
	Name:	Mr. Rubo Lin
	Title:	Chief Financial Officer

Date: April 24, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OneConnect Financial Technology Co., Ltd.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of OneConnect Financial Technology Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of OneConnect Financial Technology Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board . Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Goodwill Impairment Assessment

As described in Notes 4(d) and 15 to the consolidated financial statements, the Company’s consolidated goodwill balance was RMB157,260 thousands as of December 31, 2024. Goodwill impairment reviews are undertaken by management at least annually or more frequently if events or changes in circumstances indicate a potential impairment. As a result of the impairment test performed by management at the end of 2024, it was determined that the carrying value of the cash generating unit, to which the goodwill was allocated, exceeded its recoverable amount, and therefore RMB131,901 thousands impairment loss on the goodwill was recorded. The recoverable amount of cash generating unit was determined based on value-in-use using cash flow projections. The significant assumptions used in the goodwill impairment assessment included revenue growth rates, long-term growth rate, profit margin and pre-tax discount rate.

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

Impairment loss allowance for trade receivables and contract assets

As described in Notes 4(a), 5.1(b)(ii), 6.2(b) and 20 to the consolidated financial statements, as of December 31, 2024, the gross balance of trade receivables and contract assets were RMB582,068 thousands and RMB125,842 thousands, respectively, and the impairment loss allowances for these assets were RMB75,533 thousands and RMB62,422 thousands, respectively. The impairment loss allowances were determined using the expected credit loss (“ECL”) model. Management applied the simplified approach in determining ECL which used a lifetime expected impairment loss allowance for all trade receivables and contract assets. Management grouped trade receivables and contract assets based on their shared credit risk characteristics and the age of the underlying receivables, and then determined the impairment loss allowance on the basis of exposure at default and ECL rates, which considered historical credit loss experience adjusted to reflect current and forward-looking information.

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

Recognition of deferred tax assets

As described in Notes 4(b) and 35 to the consolidated financial statements, the Company’s deferred tax assets were RMB313,805 thousands as of December 31, 2024. The recognition of deferred tax assets was based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in future periods, against which existing deductible temporary differences can be utilized. To determine the future taxable profits, reference was made to the latest available profit forecasts. Where the temporary difference is related to the carry-forward of operating losses, relevant tax law was considered on a jurisdictional basis to determine the availability of such losses to offset future taxable profits.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 24, 2025

We have served as the Company’s auditor since 2018

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	Year ended December 31,
		2022	2023	2024
		RMB’000	RMB’000	RMB’000
		(Note 12)	(Note 12)
Continuing operations
Revenue	6.2(a)	4,357,462	3,521,591	2,248,103
Cost of revenue	7	(2,775,354)	(2,195,574)	(1,443,606)
Gross profit		1,582,108	1,326,017	804,497

Research and development expenses	7	(1,399,415)	(955,201)	(510,898)
Selling and marketing expenses	7	(369,948)	(241,612)	(177,285)
General and administrative expenses	7	(710,165)	(375,128)	(305,110)
Net impairment losses on financial and contract assets	5.1(b)	(23,023)	(40,544)	(31,255)
Other income, gains or loss-net	9	71,362	69,183	(83,482)
Operating loss		(849,081)	(217,285)	(303,533)

Finance income	10	14,709	29,580	67,484
Finance costs	10	(36,819)	(20,086)	(13,289)
Finance (costs)/income – net	10	(22,110)	9,494	54,195
Share of gains of associate and joint venture – net	16	24,852	4,607	—
Impairment charges on associate	16	(10,998)	(7,157)	—
Loss before income tax		(857,337)	(210,341)	(249,338)
Income tax benefit/(expense)	11	62,147	(9,762)	(455,368)
Loss for the year from continuing operations		(795,190)	(220,103)	(704,706)

Discontinued operations
(Loss)/profit from discontinued operations (attributable to owners of the Company)	12	(132,836)	(151,373)	209,499

Loss for the year		(928,026)	(371,476)	(495,207)

Loss attributable to:
- Owners of the Company		(872,274)	(362,715)	(459,677)
- Non-controlling interests		(55,752)	(8,761)	(35,530)
		(928,026)	(371,476)	(495,207)
(Loss)/profit attributable to owners of the Company arises from:
- Continuing operations		(739,438)	(211,342)	(669,176)
- Discontinued operations		(132,836)	(151,373)	209,499
		(872,274)	(362,715)	(459,677)

Other comprehensive income/(loss), net of tax
Items that may be subsequently reclassified to profit or loss
- Foreign currency translation differences of continuing operations	27	25,950	(5,744)	(2,702)
- Exchange differences on translation of discontinued operations	12, 27	43,504	9,624	177
- Changes in the fair value of debt instruments measured at fair value through other comprehensive income of discontinued operations	12, 27	5,324	500	6,056
- Disposal of subsidiaries	12, 27	—	—	18,237
Items that will not be subsequently reclassified to profit or loss
- Foreign currency translation differences	27	356,691	22,336	31,636
- Changes in the fair value of equity instruments measured at fair value through other comprehensive income	27	—	—	(3,204)
Other comprehensive income for the year, net of tax		431,469	26,716	50,200
Total comprehensive loss for the year		(496,557)	(344,760)	(445,007)

Total comprehensive loss for the year attributable to:
- Owners of the Company		(440,805)	(335,999)	(409,477)
- Non-controlling interests		(55,752)	(8,761)	(35,530)
		(496,557)	(344,760)	(445,007)
Loss per share for loss from continuing operations attributable to owners of the Company (expressed in RMB per share)
- Basic and diluted	13	(0.68)	(0.19)	(0.61)

Loss per ADS for loss from continuing operations attributable to owners of the Company (expressed in RMB per share)
- Basic and diluted	13	(20.26)	(5.82)	(18.42)

Loss per share for loss attributable to the owners of the Company (expressed in RMB per share)
- Basic and diluted	13	(0.80)	(0.33)	(0.42)

Loss per ADS for loss attributable to the owners of the Company (expressed in RMB per share)
- Basic and diluted	13	(23.90)	(9.99)	(12.66)

The accompanying notes are an integral part of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

		As at December 31,
	Note	2023	2024
		RMB’000	RMB’000
ASSETS
Non‑current assets
Property and equipment	14	85,076	43,895
Intangible assets	15	471,371	195,636
Deferred tax assets	35	768,276	313,805
Financial assets measured at fair value through other comprehensive income	18	1,372,685	—
Restricted cash and time deposits over three months	24	5,319	—
Prepayments and other receivables	21	6,663	6,506
Trade receivables	20	—	10,106
Total non‑current assets		2,709,390	569,948

Current assets
Trade receivables	20	710,669	496,429
Contract assets	6.2 (b)	95,825	63,420
Prepayments and other receivables	21	905,691	342,221
Financial assets measured at amortized cost from virtual bank	22	3,081	—
Financial assets measured at fair value through other comprehensive income	18	853,453	—
Financial assets at fair value through profit or loss	23	925,204	455,016
Derivative financial assets	33	38,008	40,356
Restricted cash and time deposits over three months	24	447,564	51,940
Cash and cash equivalents	25	1,379,473	1,947,922
Total current assets		5,358,968	3,397,304
Total assets		8,068,358	3,967,252

EQUITY AND LIABILITIES
EQUITY
Share capital	26	78	78
Shares held for share incentive scheme	28	(149,544)	(149,544)
Other reserves	27	10,989,851	11,041,209
Accumulated losses		(7,873,614)	(8,333,291)
Equity attributable to equity owners of the Company		2,966,771	2,558,452
Non‑controlling interests		(18,979)	(54,509)
Total equity		2,947,792	2,503,943

LIABILITIES
Non‑current liabilities
Trade and other payables	29	28,283	10,670
Contract liabilities	6.2 (b)	17,126	12,946
Deferred tax liabilities	35	2,079	—
Total non‑current liabilities		47,488	23,616

Current liabilities
Trade and other payables	29	1,981,288	993,842
Payroll and welfare payables		385,908	311,190
Contract liabilities	6.2 (b)	138,563	115,501
Short‑term borrowings	30	251,732	19,160
Customer deposits	31	2,261,214	—
Other financial liabilities from virtual bank	32	54,373	—
Total current liabilities		5,073,078	1,439,693
Total liabilities		5,120,566	1,463,309

Total equity and liabilities		8,068,358	3,967,252

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements on pages F6 to F95 were approved by the Board of Directors on April 24, 2025 and were signed on its behalf.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the Company
			Shares
			held for
			share incentive		Accumulated		Non‑controlling
	Note	Share capital	scheme	Other reserves	losses	Total	interest	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at January 1, 2022		78	(80,102)	10,512,631	(6,638,625)	3,793,982	41,100	3,835,082

Loss for the year		—	—	—	(872,274)	(872,274)	(55,752)	(928,026)
Other comprehensive income, net of tax
- Foreign currency translation differences	27	—	—	426,145	—	426,145	—	426,145
- Fair value changes on financial assets measured at fair value through other comprehensive income	27	—	—	5,324	—	5,324	—	5,324
Total comprehensive loss for the year		—	—	431,469	(872,274)	(440,805)	(55,752)	(496,557)

Transactions with equity holders:
Share-based payments:
- Value of employee services and business cooperation arrangements	27,28	—	—	13,361	—	13,361	—	13,361
- Vesting of shares under Restricted Share Unit Scheme	27	—	4,720	(4,720)	—	—	—	—
- Exercise of shares under Share Option Scheme	27	—	830	331	—	1,161	—	1,161
- Repurchase of shares	28 (c)	—	(74,992)	—	—	(74,992)	—	(74,992)
Total transactions with equity holders at their capacity as equity holders for the year		—	(69,442)	8,972	—	(60,470)	—	(60,470)

As at December 31, 2022		78	(149,544)	10,953,072	(7,510,899)	3,292,707	(14,652)	3,278,055

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to owners of the Company
			Shares held for
			share incentive		Accumulated		Non‑controlling
		Share capital	scheme	Other reserves	losses	Total	interest	Total equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at January 1, 2023		78	(149,544)	10,953,072	(7,510,899)	3,292,707	(14,652)	3,278,055

Loss for the year		—	—	—	(362,715)	(362,715)	(8,761)	(371,476)
Other comprehensive income, net of tax
- Foreign currency translation differences	27	—	—	26,216	—	26,216	—	26,216
- Fair value changes on financial assets measured at fair value through other comprehensive income	27	—	—	500	—	500	—	500
Total comprehensive loss for the year		—	—	26,716	(362,715)	(335,999)	(8,761)	(344,760)

Transactions with equity holders:
Share‑based payments:
- Value of employee services and business cooperation arrangements	27, 28	—	—	14,497	—	14,497	—	14,497
Transactions with non-controlling interests	27, 29(ii)	—	—	(4,434)	—	(4,434)	4,434	—
Total transactions with equity holders at their capacity as equity holders for the year		—	—	10,063	—	10,063	4,434	14,497

As at December 31, 2023		78	(149,544)	10,989,851	(7,873,614)	2,966,771	(18,979)	2,947,792

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to owners of the Company
			Shares held for
			share incentive		Accumulated		Non-controlling
	Note	Share capital	scheme	Other reserves	losses	Total	interest	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at January 1, 2024		78	(149,544)	10,989,851	(7,873,614)	2,966,771	(18,979)	2,947,792

Loss for the year		—	—	—	(459,677)	(459,677)	(35,530)	(495,207)
Other comprehensive income, net of tax
- Foreign currency translation differences	27	—	—	29,111	—	29,111	—	29,111
- Fair value changes on financial assets measured at fair value through other comprehensive income	27	—	—	2,852	—	2,852	—	2,852
- Disposal of subsidiaries	12	—	—	18,237	—	18,237	—	18,237
Total comprehensive income for the year		—	—	50,200	(459,677)	(409,477)	(35,530)	(445,007)

Transactions with equity holders:
Share-based payments:
- Value of employee services and business cooperation arrangements	27, 28	—	—	1,158	—	1,158	—	1,158
Total transactions with equity holders at their capacity as equity holders for the year		—	—	1,158	—	1,158	—	1,158

As at December 31, 2024		78	(149,544)	11,041,209	(8,333,291)	2,558,452	(54,509)	2,503,943

The accompanying notes are an integral part of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Note	2022	2023	2024
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash used in operations	36(a)	(720,786)	(637,746)	(271,334)
Income tax paid		(25,198)	(10,715)	(5,515)
Net cash used in operating activities		(745,984)	(648,461)	(276,849)

Cash flows from investing activities
Payments for property and equipment		(22,066)	(5,981)	(6,113)
Payments for intangible assets		(45,877)	(31,488)	(21,310)
Payments for financial assets measured at fair value through other comprehensive income		(614,772)	(1,867,657)	(1,326,461)
Payments for Investment in Jointly controlled entities	16	—	(2,550)	—
Payments for financial assets at fair value through profit or loss		(2,706,721)	(914,500)	(882,752)
Proceeds for settlement of derivatives		16,491	40,342	19,263
Release of restricted cash and time deposits over three months, net		922,818	207,896	15,569
Proceeds from sales of property and equipment		9,467	699	533
Proceeds from disposal of subsidiaries - net	12	—	—	723,171
Receipts of loans to related parties		1,900	1,600	—
Proceeds from sales of financial assets measured at fair value through other comprehensive income		193,495	1,991,143	1,217,277
Proceeds from disposal of investment in associate	16	—	199,200	—
Proceeds from sales of financial assets at fair value through profit or loss		4,092,407	686,626	1,354,351
Interest received on financial assets at fair value through profit or loss		26,027	13,304	12,728
Net cash generated from investing activities		1,873,169	318,634	1,106,256

Cash flows from financing activities
Proceeds from short‑term borrowings	36(c)	313,000	235,000	—
Proceeds from exercise of shares under share incentive scheme		1,161	—	—
Payments of lease liabilities	36(c)	(76,734)	(60,922)	(36,259)
Repayments of short-term borrowings	36(c)	(836,429)	(273,000)	(235,000)
Interest paid	36(c)	(20,072)	(11,403)	(8,064)
Transactions with non-controlling interests		—	(15,000)	—
Payments for shares held for share incentive scheme		—	(88,280)	—
Increase in restricted cash		—	—	(2,929)
Payments for shares repurchase	28(c)	(74,992)	—	—
Net cash used in financing activities		(694,066)	(213,605)	(282,252)

Net increase/(decrease) in cash and cash equivalents		433,119	(543,432)	547,155
Cash and cash equivalents at the beginning of the year		1,399,370	1,907,776	1,379,473
Effects of exchange rate changes on cash and cash equivalents		75,287	15,129	21,294
Cash and cash equivalents at the end of year	25	1,907,776	1,379,473	1,947,922

The accompanying notes are an integral part of these consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information and basis of presentation

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

These financial statements are presented in Chinese Renminbi (“RMB”), unless otherwise stated.

1.2   Organization and principal activities

As at December 31, 2024, the Company had direct or indirect interests in the following major subsidiaries(which are all corporations) including consolidated structured entities.

				Equity interest held
	Place and date of	Principal activities	Issued and	by the Group
	incorporation/	and place of	paid-in capital/	As at December 31
Company name	establishment	operations	Registered capital	2023	2024	Note
Subsidiaries
Jin Tai Yuan Limited	British Virgin Islands /October 27, 2017	Investment holding, BVI	USD747,940,498	100%	100%
Jin Cheng Long Limited	Hong Kong /October 30, 2017	Investment holding, Hong Kong, the PRC.	USD747,940,498	100%	100%
OneConnect Financial Technology (Hong Kong) Limited	Hong Kong /March 15, 2018	Software and technology service, information transmission, Hong Kong, the PRC.	USD1	100%	100%
OneConnect Financial Technology (Singapore) Co., Pte. Ltd.	Singapore /March 26, 2018	Software and technology service, information transmission, Singapore.	SGD47,900,000	100%	100%
PT OneConnect Financial Technology Indonesia	Indonesia/December 04, 2018	Software and technology service, information transmission, Indonesia.	IDR10,000,000,000	100%	100%
Shenzhen OneConnect Technology Services Co.,Ltd(“Shenzhen OneConnect Technology”)	the PRC /January 04, 2018	Technology promotion and computer application services, Shenzhen, the PRC.	RMB4,903,181,996/RMB4,960,000,000	100%	100%

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1     General information and basis of presentation (Continued)

1.2  Organization and principal activities (Continued)

				Equity interest held
	Place and date of		Issued and	by the Group
	incorporation/	Principal activities and	paid-in capital/	As at December 31
Company name	establishment	place of operations	Registered capital	2023	2024	Note
Subsidiaries (Continued)
Beijing Vantage Point Technology Co., Ltd. (“Vantage Point Technology”)	the PRC /July 18, 2008	Software and technology service, information transmission, Beijing, the PRC.	RMB13,333,529	51.67%	51.67%	(i)
Shenzhen OneConnect Information Technology Service Company Limited (“Shenzhen OneConnect Information Technology”)	the PRC/January 31, 2019	Software and technology service, information transmission, Shenzhen, the PRC.	RMB100,000,000	51%	51%
Beijing BER Technology Company Ltd. (“BER Technology”)	the PRC/March 30,2006	Software and technology service, information transmission, Shenzhen, the PRC.	RMB22,950,000	100%	100%	(i)
Zhang Tong Shun (Guangzhou) Technology Co., Ltd. (“Zhang Tong Shun”)	the PRC/May 9, 2019	Information technology advisory services, Guangzhou, the PRC.	RMB10,000,000	100%	100%	(i)
VIEs
OneConnect Smart Technology Co., Ltd. (Shenzhen) (“Shenzhen OneConnect”)	the PRC / September 15, 2017	Software and technology service, information transmission, Shenzhen, the PRC.	RMB1,200,000,000	100%	100%
Shenzhen E-Commerce Safety Certificates Administration Co., Ltd. (“Shenzhen CA”)	the PRC/August 11, 2000	E-commerce security certificate administration, Shenzhen, the PRC.	RMB543,500,000	98.9%	98.9%	(i)
Subsidiaries of the VIEs
Shanghai OneConnect Financial Technology Co., Ltd. (“Shanghai OneConnect”) *	the PRC / December 29, 2015	Software and technology service, asset management and consulting, Shanghai, the PRC.	RMB1,200,000,000	100%	100%
Shenzhen Kechuang Insurance Assessment Co., Ltd. (“Kechuang”) *	the PRC / August 27, 2001	Insurance survey and loss adjustment, Shenzhen, the PRC.	RMB4,000,000	100%	100%
Shenzhen OneConnect Chuangpei Technology Co., Ltd. (“Chuangpei”) *	the PRC / June 1, 2016	Software and technology service, information transmission, Shenzhen, the PRC.	RMB10,000,000	100%	100%
Zhuhai Yirongtong Asset Management Co., Ltd. (“Yirongtong”) *	the PRC / June 21, 2016	Asset management and consulting, Zhuhai, the PRC.	RMB12,000,000	100%	100%
Ping An OneConnect Cloud Technology Co., Ltd. (“OneConnect Cloud Technology”)	the PRC / June 27, 2016	Software and technology service, information transmission, Shenzhen, the PRC.	RMB500,000,000	100%	100%

* Subsidiaries of Shenzhen OneConnect

Note:

(i)	The subsidiaries were acquired by the Group through business combination.

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

(c)   Risks in relation to the VIEs

In the opinion of the Company’s management, the Contractual Arrangements discussed above have resulted in the Company, Shenzhen OneConnect Technology and Zhang Tong Shun having the power to direct activities that most significantly impact the VIEs, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs at its discretion. The Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital, capital reserve and PRC statutory reserves of the VIEs totalling RMB1,782 million and RMB1,786 million as of December 31, 2023 and 2024, respectively. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its Internet-related business mainly through the VIEs, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss. As the VIEs organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of Shenzhen OneConnect Technology and Zhang Tong Shun for the liabilities of the VIEs, and Shenzhen OneConnect Technology and Zhang Tong Shun do not have the obligation to assume the liabilities of these VIEs.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1     General information and basis of presentation (Continued)

1.2  Organization and principal activities (Continued)

(c)   Risks in relation to the VIEs (Continued)

The following are major financial statements amounts and balances of the Group’s VIEs and subsidiaries of VIEs (i.e. Shenzhen OneConnect, Shenzhen CA and their subsidiaries) of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024.

	As at December 31,
	2023	2024
	RMB’000	RMB’000
Total current assets	3,058,529	1,938,718
Total non‑current assets	603,914	377,103
Total assets	3,662,443	2,315,821
Total current liabilities	6,676,641	5,608,821
Total non‑current liabilities	24,291	18,283
Total liabilities	6,700,932	5,627,104

	For the year ended
	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Total revenue	4,064,707	3,261,285	2,058,979
Net loss	(195,819)	(68,079)	(271,927)
Net cash used in operating activities	(618,574)	(149,778)	(91,370)
Net cash generated from investing activities	918,498	75,598	313,138
Net cash generated from/ (used in) financing activities	368,778	(508,121)	(352,204)
Net increase/ (decrease) in cash and cash equivalents	668,702	(582,301)	(130,436)
Cash and cash equivalents, beginning of the year	237,550	906,252	323,951
Cash and cash equivalents, end of the year	906,252	323,951	193,515

The above financial statements amounts and balances have included intercompany transactions which have been eliminated on the Company’s consolidated financial statements.

As of December 31, 2023 and 2024, the total assets of Group’s VIEs were mainly consisting of cash and cash equivalents, trade receivable, contract assets, prepayments and other receivables, financial assets at fair value through profit or loss, property and equipment, intangible assets and deferred tax assets. As of December 31, 2023 and 2024, the total liabilities of VIEs were mainly consisting of trade and other payables, payroll and welfare payables, contract liabilities and short-term borrowings.

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

2.2  Recent accounting pronouncements

(a)   New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2024:

●	Amendments to IAS 1 – Classification of Liabilities as Current or Non-current
●	Amendments to IAS 1 – Non-current liabilities with covenants
●	Amendments to IFRS 16 – Lease liability in sale and leaseback
●	Amendments to IAS 7 and IFRS 7 – Supplier finance arrangements

The amendments listed above did not have material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

(b)New standards and amendments to standards and interpretations not yet adopted

Certain new accounting standards and amendments to accounting standards and interpretations have been issued but not effective during the year 2024 and have not been early adopted by the Group in preparing these consolidated financial statements:

Effective for annual periods beginning on or after
Amendments to IAS 21 – Lack of Exchangeability	January 1, 2025
Amendments to IFRS 9 and IFRS 7 - Classification and measurement of financial instruments	January 1, 2026
Annual improvements to IFRS – Volume 11	January 1, 2026
IFRS 18 - Presentation and Disclosures in Financial Statements	January 1, 2027
IFRS 19 - Subsidiaries without Public Accountability: Disclosures	January 1, 2027

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2     Basis of preparation and changes in accounting policies (Continued)

2.2  Recent accounting pronouncements (Continued)

(b)   New standards and amendments to standards and interpretations not yet adopted (Continued)

The Group is in the process of assessing potential impact of the above new amendments that is relevant to the Group upon initial application. According to the preliminary assessment, the above new amendments, other than IFRS 18, are not expected to have any significant impact on the Group’s consolidated balance sheets and results of operations upon adopting the above new amendments. IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements. The Group is currently assessing the detailed implications of applying IFRS 18 on the Group’s consolidated financial statements. From the high-level preliminary assessment performed, the following potential impacts have been identified:

●	Although the adoption of IFRS 18 will have no impact on the Group’s net profit, the Group expects that grouping items of income and expenses in the statement of profit or loss into the new categories will impact how operating profit is calculated and reported. From the high-level impact assessment that the Group has performed, the following items might potentially impact operating profit:
o	Foreign exchange differences currently aggregated in the line item ‘other income, gains or loss– net’ in operating profit might need to be disaggregated, with some foreign exchange gains or losses presented below operating profit.
o	IFRS 18 has specific requirements on the category in which derivative gains or losses are recognized – which is the same category as the income and expenses affected by the risk that the derivative is used to manage. Although the Group currently recognizes gains or losses in operating profit, there might be a change to where these gains or losses are recognized, and the Group is currently evaluating the need for change.
●	The line items presented on the primary financial statements might change as a result of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation. In addition, since goodwill will be required to be separately presented in the statement of financial position, the Group will disaggregate goodwill and other intangible assets and present them separately in the statement of financial position.
●	The Group does not expect there to be a significant change in the information that is currently disclosed in the notes because the requirement to disclose material information remains unchanged; however, the way in which the information is grouped might change as a result of the aggregation/disaggregation principles. In addition, there will be significant new disclosures required for:
o	management-defined performance measures;
o	a break-down of the nature of expenses for line items presented by function in the operating category of the statement of profit or loss – this break-down is only required for certain nature expenses; and
o	for the first annual period of application of IFRS 18, a reconciliation for each line item in the statement of profit or loss between the restated amounts presented by applying IFRS 18 and the amounts previously presented applying IAS 1.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2     Basis of preparation and changes in accounting policies (Continued)

2.2  Recent accounting pronouncements (Continued)

(b)   New standards and amendments to standards and interpretations not yet adopted (Continued)

●	From a cash flow statement perspective, there will be changes to how interest received and interest paid are presented. Interest paid will be presented as financing cash flows and interest received as investing cash flows, which is a change from current presentation as part of operating cash flows.

The Group will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information will be restated in accordance with IFRS 18.

2.3  Changes in accounting policies

Borrowings are classified as current liabilities unless, at the end of the reporting period, if the Group has a right to defer settlement of the liability for at least 12 months after the reporting period. Covenants that the Group is required to comply with, on or before the end of the reporting period, are considered in classifying loan arrangements with covenants as current or non-current. Covenants that the Group is required to comply with after the reporting period do not affect the classification.

This new policy did not result in a change in the classification of Group’s borrowings. The Group did not make retrospective adjustments as a result of adopting the amendments to IAS 1.

3       Summary of accounting policy information

3.1    Material accounting policies

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

Only the contracts for implementation (Note 3.1.1 (a)) and business origination services (Note 3.1.1(b)) contain significant financing components. As a practical expedient, the Group does not account for financing components if the period between when the Group transfers the promised goods or services to the customer and when the customer pays for those goods or services is one year or less.

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

Others

Other revenue mainly represents sales of products.

For sales of products, the Group recognizes revenue net of discounts and return allowances upon the time when the products are delivered to customers.

(c)Interest and commission income

For Virtual Bank Business (“virtual bank”) (Note 6.1), interest income from debt instruments measured at amortized cost and debt instruments measured at fair value through other comprehensive income is recognized in revenue using the effective interest rate method. Fees and commissions are recognized on an accrual basis when the service has been provided or significant act performed.

Interest and commission income was presented within ‘(loss)/profit from discontinued operations’ as the virtual bank was disposed of as described in Note 12.

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

The useful lives of intangible assets are assessed by the period of bringing economic benefits for the Group.

The useful lives of intangible assets excluding development cost in progress are set as follows:

Expected useful life
● Application and platform	3 - 10 years
● Purchased software	3 - 10 years
● Business licenses	3 - 5 years

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

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

●	Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other income, gains or losses together with foreign exchange gains and losses. Impairment losses are presented in the consolidated statements of comprehensive income.
●	Fair value through other comprehensive income (“FVOCI”): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other income, gains or loss. Interest income from these financial assets is included in other gain using the effective interest rate method. Foreign exchange gains and losses are presented in other income, gains or loss and impairment expenses are presented in the statement of profit or loss.

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

3.1.7 Discontinued operations

A discontinued operation is a component of the Group that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of comprehensive (loss)/income.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3       Summary of accounting policy information (Continued)

3.2    Summary of other accounting policies

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

3.2    Summary of other accounting policies (Continued)

3.2.1 Principles of consolidation and equity accounting (Continued)

3.2.1.2 Investments accounted for using the equity method (Continued)

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

The Group determines whether it is an agent or a principal in relation to those structured entities in which the Group acts as an asset manager on management’s judgement. If an asset manager is agent, it acts primarily on behalf of others and so does not control the structured entity. It may be principal if it acts primarily for itself, and therefore controls the structured entity. The unconsolidated structured entities in which the Group acts as an asset manager is set out in Note 38.

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

3.2    Summary of other accounting policies (Continued)

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

3.2    Summary of other accounting policies (Continued)

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

Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The Group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. See Note 20 for further information about the Group’s accounting for trade receivables and Note 5.1 (b) and Note 3.1.4 for a description of the Group’s impairment policies.

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

3.2    Summary of other accounting policies (Continued)

3.2.9 Leases (Continued)

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

Right-of-use assets related to lease of properties are recorded under property and equipment (Note 14). Lease liabilities are recorded under trade and other payables (Note 29).

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

3.2.10 Property and equipment

Property and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attribute to the acquisition of the items.

Depreciation on property and equipment is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

Category	Expected useful life

Office and telecommunication equipment	3-5 years
Leasehold improvements	5 years

Leasehold improvements are depreciated over the shorter of their useful life or the lease term, unless the entity expects to use the assets beyond the lease term.

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

3.2    Summary of other accounting policies (Continued)

3.2.11 Financial liabilities

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

Financial liabilities are classified as current liabilities unless at the end of the reporting period, the Group has aright to defer settlement of the liability for at least 12 months after the reporting period.

Covenants that the Group is required to comply with, on or before the end of the reporting period, are considered in classifying loan arrangements with covenants as current or non-current. Covenants that the Group is required to comply with after the reporting period do not affect the classification at the reporting date.

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3       Summary of accounting policy information (Continued)

3.2    Summary of other accounting policies (Continued)

3.2.13 Interest income

Interest income from virtual bank is included in the revenue (Note 12).

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

The deferred tax assets recognized as at December 31, 2023 and 2024 were mainly attributable to major operating companies in Mainland China, which are eligible for preferential tax policies applicable for the qualification of “High and New Technology Enterprise”, and being entitled to a preferential income tax rate of 15% and the number of years that deductible tax losses can be utilised is extended to 10 years.

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

(c)	Recognition of share-based compensation expenses

As mentioned in Note 28, equity-settled share-based compensation schemes were established for the employees. The directors have used applicable models to determine the grant date fair value of the options or restricted shares granted to employees, which is to be expensed over the vesting period. Significant estimate on assumptions, such as the underlying equity value, risk-free interest rate, expected volatility and dividend yield, is required to be made by the directors in applying the relevant models. The values of options or restricted shares are subject to subjectivity and uncertainty relating to the assumptions and limitation of the model used to estimate such values. In addition, The Group is required to estimate the percentage of grantees that will remain in employment with the Group and whether the performance conditions for vesting will be met at the end of the vesting period. The Group only recognizes an expense for those share options or restricted shares expected to vest over the vesting period.

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

Details of the methodology and key inputs used are disclosed in Note 15.

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

5Management of financial risk

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

5.1Financial risk factors

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

The analysis below is performed for reasonably possible movements in key variables with all other variables held constant, showing the post-tax impact on profit, after considering hedging strategy.

	At December 31,
	2022	2023	2024

	Impact on post-tax profit
	RMB’000	RMB’000	RMB’000
USD+5%	1,752	(16,596)	(14,099)
USD -5%	(1,752)	16,596	14,099

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5Management of financial risk (Continued)

5.1Financial risk factors (Continued)

(a)Market risk (Continued)

Interest rate risk

Interest rate risk is the risk of an adverse impact to earnings or capital due to changes in market interest rates. Floating rate instruments expose the Group to cash flow interest rate risk, whereas fixed rate instruments expose the Group to fair value interest risk.

As at December 31, 2023, interest rate risk of the Group was mainly from mismatches in the interest rate profiles of assets, liabilities and capital instruments in virtual bank. The sensitivity analysis on earnings and economic value is described as follows:

	As at December 31, 2023
RMB million	HKD	USD	RMB

Impact on earnings over the next 12 months if interest rates rise by 200 basis points	(15)	3	—
Impact on economic value if interest rates rise by 200 basis points	(43)	(3)	—

*2024 information not presented as the virtual bank was disposed of as described in Note 12.

As at December 31, 2024, the Group is exposed to interest rate risk primarily in relation to term deposits and short-term borrowings. The Group generally assumes borrowings to fund working capital requirements. The risk is managed by the Group by matching the terms of interest rates of term deposits and short-term borrowings. As at December 31, 2024, the Group’s borrowings were mainly carried at fixed rates and mature in one year, which did not expose the Group to significant interest rate risk.

(b)	Credit risk
(i)	Credit risk management

The Group’s credit risk is mainly associated with cash and cash equivalents, restricted cash and time deposits over three months, trade receivables, contract assets, other receivables, financial assets measured at amortized cost from virtual bank. The carrying amounts of each class of the above financial assets represent the Group’s maximum exposure to credit risk in relation to financial assets as disclosed in Note 5.1 (b) (ii).

To manage this risk arising from cash and cash equivalents and restricted cash and time deposits over three months, the Group mainly transacts with state-owned or reputable financial institutions in the PRC including related parties (Note 37(d)) and reputable international financial institution outside the PRC. The Group considers that there is no significant credit risk and the Group will not suffer any material losses due to the default of these financial institutions.

The Group’s trade receivables and contract assets mainly arise from transactions undertaken with customers. The Group mitigates the credit risk by assessing the credit quality, setting a shorter credit period or arranging the instalment payment and prepayment method. The impairment loss allowance for trade receivables and contract assets are disclosed in Note 20 and Note 6 (b).

For other receivables, management make periodic collective assessments as well as individual assessment on the recoverability based on historical settlement records and forward looking information.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5Management of financial risk (Continued)

5.1Financial risk factors (Continued)

(b)Credit risk (Continued)

(i)Credit risk management (Continued)

For financial assets measured at amortized cost from virtual bank, management developed independent and regular procedures to review the approvals of credit applications, structure levels of credit risk by setting limits on the exposure of risk, and review the ability of borrowers to meet repayment obligations, with monitoring made on a revolving basis and performing periodic reviews. The credit programmes are managed on a portfolio basis, and the limits on the level of credit risk by sectors are approved annually by the management. The exposure to credit risk is mitigated by obtaining relevant financial guarantees. For debt securities and interbank exposure under treasury portfolio, external ratings are used, which are continuously monitored and updated. Virtual bank was disposed of as described in Note 12.

(ii)	ECL measurement

The Group applies the IFRS 9 simplified approach in measuring expected credit losses (“ECL”) which uses a lifetime expected impairment loss allowance for all trade receivables and contract assets.

For financial assets, other than trade receivables and contract assets, whose impairment losses are measured using ECL model, the Group assesses whether their credit risk has increased significantly since their initial recognition, and applies a three-stage impairment model to calculate their impairment allowance and recognize their ECL, as follows:

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5Management of financial risk (Continued)

5.1Financial risk factors (Continued)

(b)Credit risk (Continued)

(ii)ECL measurement (Continued)

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

Forward-looking information

The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors that affect the ability of the debtors to settle the receivables. The Group has developed macroeconomic forward-looking adjustment model by establishing a pool of macro-economic indicators, preparing data, filtering model factors and adjusting forward-looking elements, and the indicators include country Gross Domestic Product(GDP), Consumer Price Index(CPI), Total Retail Sales of Consumer Goods, Producer Price Index(PPI) and Investment in Fixed Assets, etc. based on the statistical analysis of historical data. The Group has identified the CPI to be the most relevant factor for evaluating expected credit losses on 31 December 2024 and accordingly adjusts the historical loss rates based on the expected changes in these factors.

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Management of financial risk (Continued)

5.1  Financial risk factors (Continued)

(b)	Credit risk (Continued)
(ii)	ECL measurement (Continued)

Credit risk exposure (Continued)

(1)Trade receivables and contract assets (Continued)

	As at December 31, 2024
	RMB’000	RMB’000	RMB’000
	Trade	Contract
	receivables	assets	Total
Gross carrying amount
Applying simplified approach	582,068	125,842	707,910

Loss allowance
Applying simplified approach	75,533	62,422	137,955

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

	As at December 31, 2023
	Related	Up to	1 year to	2 year to	Above
	parties	1 year	2 year	3 year	3 years	Total
Expected loss rate	2.13%	4.56%	41.29%	77.39%	94.34%	13.53%

Gross carrying amount of trade receivables and contract assets applying simplified approach	306,636	476,215	72,327	29,615	47,869	932,662

Loss allowance of trade receivables and contract assets applying simplified approach	6,528	21,698	29,863	22,920	45,159	126,168

	As at December 31, 2024
	Related	Up to	1 year to	2 year to	Above
	parties	1 year	2 year	3 year	3 years	Total
Expected loss rate	6.11%	8.24%	44.26%	62.58%	98.89%	19.49%

Gross carrying amount of trade receivables and contract assets applying simplified approach	190,601	384,954	49,545	25,383	57,427	707,910

Loss allowance of trade receivables and contract assets applying simplified approach	11,638	31,714	21,930	15,884	56,789	137,955

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Management of financial risk (Continued)

5.1  Financial risk factors (Continued)

(b)	Credit risk (Continued)
(ii)	ECL measurement (Continued)

Credit risk exposure (Continued)

(1)	Trade receivables and contract assets (Continued)

Movements in the impairment loss allowance of trade receivables and contract assets applying simplified approach are as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Beginning of the year	(125,318)	(116,899)	(126,168)
Additions of impairment loss, net	(18,715)	(42,101)	(30,214)
Recovery of amounts written off previously	(9,980)	—	—
Write-off	37,156	33,401	18,562
Exchange difference	(42)	(569)	(135)
End of the year	(116,899)	(126,168)	(137,955)

(2)Other receivables

Impairment on other receivables is measured as either 12-month expected credit losses or lifetime expected credit loss, depending on whether there has been a significant increase in credit risk since initial recognition. If a significant increase in credit risk of a receivable has occurred since initial recognition, then impairment is measured as lifetime expected credit loss. The credit risk exposure of the other receivables was disclosed in Note 21(a). The Group did not consider the credit risk of other receivables to be significant as the other receivables are mainly deposit receivables from related parties.

(3)Loans and advances to customers

The following table presents the credit risk exposure of the loans and advances to customers from virtual bank.

	As at December 31,
	2023	2024
	RMB’000	RMB’000
Gross carrying amount

Financial assets measured at amortized cost	3,142	*
Financial assets measured at fair value through other comprehensive income	1,902,985	*
	1,906,127	*

Expected credit loss provision	61	*

Expected loss rate	1.94%	*

*2024 information not presented as the virtual bank was disposed of as described in Note 12.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5      Management of financial risk (Continued)

5.1   Financial risk factors (Continued)

(b)	Credit risk (Continued)
(ii)	ECL measurement (Continued)

Credit risk exposure (Continued)

(3)Loans and advances to customers (Continued)

Movements in the impairment loss allowance of loans and advances to customers applying three-stage approach are as follows:

*1Financial assets measured at amortized cost

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Beginning of the year	(190)	—	(61)
Reversals/(additions) of impairment loss	190	(61)	15
Disposal of subsidiaries	—	—	46
End of the year	—	(61)	—

*2Financial assets measured at fair value through other comprehensive income

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Beginning of the year	(1,962)	(11,528)	(12,061)
Additions of impairment loss	(10,616)	(13,344)	(10,863)
Write-off	1,050	12,811	2,222
Disposal of subsidiaries	—	—	20,702
End of the year	(11,528)	(12,061)	—

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Management of financial risk (Continued)

5.1  Financial risk factors (Continued)

(c)	Liquidity risk

The Group manages liquidity risk by maintaining adequate cash and cash equivalents and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Management believe that the Group’s current cash and cash equivalents and anticipated cash flows from operations, investment and financing activities will be sufficient to meet the Group’s anticipated working capital requirements and capital expenditures for the next 12 months from December 31, 2024.

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Management of financial risk (Continued)

5.1  Financial risk factors (Continued)

(c)	Liquidity risk (Continued)

	As at December 31, 2024
	Within 1 year	1 to 5 years	Total
	RMB’000	RMB’000	RMB’000

Short‑term borrowings	19,160	—	19,160
Trade and other payables	685,112	11,351	696,463
- Including: lease liabilities	19,009	11,351	30,360
Non‑derivative financial liabilities	704,272	11,351	715,623

5.2  Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long-term.

The Group monitors capital (including share capital and reserves) by regularly reviewing the capital structure. As a part of this review, the Company considers the cost of capital and the risks associated with the issued share capital. The Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or repurchase the Company’s shares. In the opinion of the Directors of the Company, the Group’s capital risk was low as at December 31, 2024.

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

The fair values of the investments in wealth management products (“WMPs”), which mainly include open-ended treasury management investments, were determined based on the prices and exchange rates on the balance sheet date quoted by the respective issuers of the WMPs and derivative products, respectively. The inputs used for the fair value measurement of WMPs issued by financial intuitions only include the prices quoted by the issuers which can be observed in open markets as they are quoted to public on daily basis, but they do not meet the quoted prices within Level 1 as the WMPs are not actively traded.

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

The following tables provide the fair value measurement hierarchy of the Group’s financial assets and liabilities:

	As at December 31, 2023
	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets measured at fair value
Financial assets at fair value through profit or loss (Note 23)	—	925,204	—	925,204
Financial assets measured at fair value through other comprehensive income (Note 18)	319,949	—	1,906,189	2,226,138
Derivative financial assets (Note 33)	—	38,008	—	38,008

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Management of financial risk (Continued)

5.3  Fair value estimation (Continued)

Determination of fair value and fair value hierarchy (Continued)

	As at December 31, 2024
	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets measured at fair value
Financial assets at fair value through profit or loss (Note 23)	—	455,016	—	455,016
Derivative financial assets (Note 33)	—	40,356	—	40,356

For the years ended December 31, 2023 and 2024, there were no transfers among different levels of fair values measurement.

Movements of Level 3 financial instruments measured at fair value are as follows:

	For the year ended
	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Beginning of the year	1,107,340	1,611,606	1,906,189
Additions, net	506,620	295,287	238,911
(Loss)/gain recognized in other comprehensive income	(1,678)	(789)	2,918
(Loss)/gain recognized in profit or loss	(676)	85	(10,881)
Disposal of subsidiaries (Note 12)	—	—	(2,137,137)
End of the year	1,611,606	1,906,189	—

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

	Unobservable	Range of inputs
	inputs	2023	2024

Financial assets measured at fair value through other comprehensive income
-Loans and advances to customers from virtual bank
	Discount rate	7.09% - 10.29%	*
	Prepayment ratio	0.36%	*

*2024 information not presented as the virtual bank was disposed of as described in Note 12.

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

		Impact on the assets and
	Unobservable	other comprehensive
	inputs	income
		2023	2024

-Loans and advances to customers from virtual bank
Discount rate	+5%	(8,845)	*
	-5%	8,926	*
Prepayment ratio	+5%	(315)	*
	-5%	315	*

*2024 information not presented as the virtual bank was disposed of as described in Note 12.

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

There were two reporting segments of the Group for the years ended December 31, 2022 and 2023, Technology Solutions and Virtual Bank Business. On April 2, 2024, the Virtual Bank Business segment was disposed of and reported as discontinued operations (Note 12). The below segment comparative information has been restated accordingly.

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

	Year ended December 31,
	2022	2023	2024
	Continuing	Continuing	Continuing
	operations	operations	operations
	Technology	Technology	Technology
	Solutions	Solutions	Solutions
	RMB’000	RMB’000	RMB’000

Revenue	4,357,462	3,521,591	2,248,103
Cost of revenue	(2,775,354)	(2,195,574)	(1,443,606)
Gross profit	1,582,108	1,326,017	804,497

Operating loss	(849,081)	(217,285)	(303,533)

Loss before income tax	(857,337)	(210,341)	(249,338)

ASSETS
Segment Assets	4,975,377	4,016,149	3,496,187
Goodwill	289,161	289,161	157,260
Deferred income tax assets	765,959	768,276	313,805
Total assets	6,030,497	5,073,586	3,967,252

LIABILITIES
Segment Liabilities	3,521,233	2,754,711	1,463,309
Deferred income tax liabilities	5,196	2,079	—
Total Liabilities	3,526,429	2,756,790	1,463,309

Other segment information
Depreciation of property and equipment	106,118	68,729	51,889
Amortization of intangible assets	135,212	91,746	47,742

The above disclosures have taken into intersegment eliminations and adjustments.

The reconciliation from operating loss to profit/(loss) before income tax during the years ended December 31, 2022, 2023 and 2024 is shown in the consolidated statement of comprehensive income.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6     Segment information and revenue (Continued)

6.2  Revenue

(a)  Disaggregation of revenue from contracts with customers

	For the year ended
	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Technology Solutions
Implementation	861,820	834,620	664,127
Transaction based and support revenue
- Operation support services	1,140,727	861,056	549,273
- Business origination services	383,723	132,112	30,078
- Risk management services	414,849	320,462	247,828
- Cloud services platform (i)	1,315,819	1,245,952	618,088
- Post‑implementation support services	50,983	52,012	69,064
- Others	189,541	75,377	69,645

	4,357,462	3,521,591	2,248,103
(i)

Revenue from cloud services platform decreased primarily due to the decision of the Group to gradually discontinue the operation of cloud services from July 2024 onwards given subsidiaries and associates of Ping An Insurance (Group) Company of China, Ltd. (the “Ping An Group”)) ceased to utilize relevant services.

Disaggregation of revenue by timing of transfer of services over time or at a point in time is set out below:

	At a point
	in time	Over time	Total
	RMB’000	RMB’000	RMB’000
Year ended December 31, 2022
Implementation	36,266	825,554	861,820
Transaction based and support revenue
- Operation support services	376,784	763,943	1,140,727
- Business origination services	383,723	—	383,723
- Risk management services	414,849	—	414,849
- Cloud services platform	—	1,315,819	1,315,819
- Post‑implementation support services	—	50,983	50,983
- Others	189,366	175	189,541

	1,400,988	2,956,474	4,357,462

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6     Segment information and revenue (Continued)

6.2  Revenue (Continued)

(a)  Disaggregation of revenue from contracts with customers (Continued)

	At a point
	in time	Over time	Total
	RMB’000	RMB’000	RMB’000
Year ended December 31, 2023
Implementation	37,804	796,816	834,620
Transaction based and support revenue
- Operation support services	240,366	620,690	861,056
- Business origination services	132,112	—	132,112
- Risk management services	320,462	—	320,462
- Cloud services platform	—	1,245,952	1,245,952
- Post-implementation support services	—	52,012	52,012
- Others	75,285	92	75,377

	806,029	2,715,562	3,521,591

	At a point
	in time	Over time	Total
	RMB’000	RMB’000	RMB’000
Year ended December 31, 2024
Implementation	28,450	635,677	664,127
Transaction based and support revenue
- Operation support services	143,377	405,896	549,273
- Business origination services	30,078	—	30,078
- Risk management services	247,828	—	247,828
- Cloud services platform	—	618,088	618,088
- Post-implementation support services	—	69,064	69,064
- Others	69,645	—	69,645

	519,378	1,728,725	2,248,103

During the years ended December 31, 2022, 2023 and 2024, the Group mainly operated in the PRC and substantially all revenues are earned in the PRC.

The major customers which contributed more than 10% of the total revenue from continuing operations of the Group for the years ended December 31, 2022, 2023 and 2024 are listed as below:

	For the year ended
	December 31,
	2022	2023	2024
	% of total	% of total	% of total
	revenue	revenue	revenue
	(Note 12)	(Note 12)
Ping An Group and its subsidiaries	57.99%	59.38%	52.98%
Lufax Holding Ltd (“Lufax” and its subsidiaries)	10.54%	Not applicable	(i)
	68.53%	59.38%	52.98%
(i)	Lufax became a subsidiary of Ping An Group on July 30, 2024 and the revenue from Lufax Holding Ltd was included in the revenue from Ping An Group and its subsidiaries since then.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6     Segment information and revenue (Continued)

6.2  Revenue (Continued)

(b)  Contract assets and liabilities

The Group has recognized the following revenue-related contract assets and liabilities:

	At December 31,
	2023	2024
	RMB’000	RMB’000
Contract assets
-Implementation	137,566	113,986
-Transaction based and support	15,638	11,856
- Operation support services	12,149	6,905
- Post implementation support services	3,489	4,951

	153,204	125,842
Less: Impairment loss allowance
-Implementation	(50,712)	(57,910)
-Transaction based and support	(6,667)	(4,512)
- Operation support services	(4,750)	(2,201)
- Post implementation support services	(1,917)	(2,311)

	(57,379)	(62,422)
	95,825	63,420

	At December 31,
	2023	2024
	RMB’000	RMB’000
Contract liabilities
-Implementation	37,427	30,656
-Transaction based and support	118,262	97,791
-Post implementation support services	10,609	12,030
-Risk management services	18,801	14,843
-Operation support services	69,825	49,124
-Others	19,027	21,794

	155,689	128,447

Less: Non‑current contract liabilities	(17,126)	(12,946)
	138,563	115,501

Contract assets and contract liabilities decreased primarily due to decline of revenue from implementation and operation support services, respectively.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6     Segment information and revenue (Continued)

6.2  Revenue (Continued)

(b)  Contract assets and liabilities (Continued)

During the years ended December 31, 2022, 2023 and 2024, there were no material cumulative catch-up adjustments to revenue that affect the corresponding contract asset or contract liability, including adjustments arising from a change in the measure of progress, a change in an estimate of the transaction price or a contract modification, there were also no revenue recognized in the reporting year from performance obligations satisfied (or partially satisfied) in previous years.

(i)Revenue recognized in relation to contract liabilities

	For the year ended
Revenue recognized in relation to contract liabilities	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Revenue recognized that was included in the contract liability balance at the beginning of the year	153,844	166,650	138,563

(ii)	Remaining performance obligations of long-term contracts

Remaining performance obligations of long-term contracts	For the year ended
	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Aggregate amount of the transaction price allocated to long‑term contracts that are partially or fully unsatisfied at the end of each year
Expected to be recognized within one year	670,991	386,278	428,055
Expected to be recognized in one to two years	237,126	112,605	120,256
Expected to be recognized in two to three years	99,208	38,900	52,698
Expected to be recognized beyond three years	44,365	13,992	65,675
	1,051,690	551,775	666,684

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7    Expenses by nature

	For the year ended
	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Note 12)	(Note 12)
Continuing operations
Technology service fees	2,225,130	1,651,831	1,038,922
Employee benefit expenses (Note 8)	1,519,518	1,203,152	928,953
Outsourcing labor costs	512,013	402,983	102,876
Amortization of intangible assets (Note 15)	135,212	91,746	47,742
Depreciation of property and equipment (Note 14)	106,118	68,729	51,889
Purchase costs of products	183,956	60,902	63,502
Business origination fee	251,424	53,419	16,249
Travelling expenses	38,403	40,125	40,470
Marketing and advertising fees	41,276	33,319	23,219
Professional service fees	43,620	29,432	26,789
Auditor’s remuneration
—Audit related	14,319	15,847	11,650
—Non-audit	2,830	609	2,778
Impairment loss of intangible assets	10,208	5,851	2,392
Listing expenses	69,857	—	—
Others	100,998	109,570	79,468
Total cost of revenue, research and development expenses, selling and marketing expenses, general and administrative expenses	5,254,882	3,767,515	2,436,899

	For the year ended
	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Note 12)	(Note 12)
Continuing operations
Research and development costs
- Employee benefit expenses	467,720	349,458	203,127
- Technology service fees	907,552	585,741	314,413
- Amortization of intangible assets	6,282	4,438	232
- Depreciation of property and equipment	11,098	7,023	3,222
- Impairment loss of intangible assets	3,837	2,004	—
- Others	21,273	14,726	7,200
Amounts incurred	1,417,762	963,390	528,194

Less: capitalized
- Employee benefit expenses	(18,227)	(1,875)	(10,740)
- Technology service fees	(120)	(6,314)	(6,556)
	(18,347)	(8,189)	(17,296)
	1,399,415	955,201	510,898

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8     Employee benefit expenses

	For the year ended
	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Note 12)	(Note 12)
Continuing operations
Wages and salaries	1,162,809	875,967	646,114
Welfare and other benefits	348,950	316,231	282,349
Share-based payments (Note 28)	7,759	10,954	490
	1,519,518	1,203,152	928,953

9    Other income, gains or loss - net

	For the year ended
	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Note 12)	(Note 12)
Continuing operations
Net foreign exchange losses	(312,299)	(13,832)	(8,713)
Government grants and tax rebates (Note a)	58,013	41,417	14,334
Net gain on financial assets at fair value through profit or loss	30,687	20,007	14,140
(Loss)/gain on disposal of property and equipment and intangible asset	(6,198)	(6,058)	3,485
Remeasurement of redemption liability (Note 29(ii))	37,874	—	—
Net gains on derivatives	262,769	30,592	25,598
Impairment of goodwill (Note 15)	—	—	(131,901)
Others	516	(2,943)	(425)
	71,362	69,183	(83,482)

(a)	Government grants and tax rebates

Government grants and tax rebates were related to income. There were no unfulfilled conditions or contingencies related to these subsidies.

	For the year ended
	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Note 12)	(Note 12)
Continuing operations
Government grants	27,421	23,885	10,860
- Technology development incentives	10,493	12,869	7,006
- Operation subsidies	16,928	11,016	3,854
Tax rebates	30,592	17,532	3,474
	58,013	41,417	14,334

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10     Finance (costs)/income — net

	For the year ended
	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Note 12)	(Note 12)
Continuing operations
Finance income
Interest income on bank deposits	14,709	29,580	67,484

Finance costs
Interest expense on borrowings	(17,303)	(12,070)	(10,491)
Interest expense on lease liabilities (Note 19(b))	(7,224)	(3,005)	(1,930)
Interest expense on redemption liability	(10,287)	(4,014)	—
Bank charges	(2,005)	(997)	(868)
	(36,819)	(20,086)	(13,289)

	(22,110)	9,494	54,195

11   Income tax benefit/(expense)

The income tax benefit/(expense) of the Group for the years ended December 31, 2022, 2023 and 2024 is analyzed as follows:

	For the year ended
	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Note 12)	(Note 12)
Continuing operations
Current income tax	(25,259)	(15,196)	(2,975)
Deferred income tax	87,406	5,434	(452,393)
Income tax benefit/ (expense)	62,147	(9,762)	(455,368)

The deferred income tax for the year ended December 31, 2024 was mainly due to a reversal of deferred income tax assets (Note 35).

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11     Income tax benefit/(expense) (Continued)

The tax on the Group’s loss before income tax differs from the theoretical amount that would arise using the statutory tax rate applicable to loss of the consolidated entities as follows:

	For the year ended
	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Note 12)	(Note 12)
Loss before taxation from continuing operations	857,337	210,341	249,338
Loss/(profit) before income tax from discontinued operations	132,836	151,373	(209,499)
	990,173	361,714	39,839
Tax calculated at PRC statutory income tax rate of 25%	247,543	90,429	9,960
Differential of income tax rates applicable to subsidiaries	(119,211)	(36,590)	21,448
Expense not deductible for tax purposes	(5,659)	(3,863)	(3,728)
Incomes not subject to tax	542	191	2,910
Tax losses and temporary differences for which no deferred income tax asset was recognized	(73,690)	(73,942)	(50,869)
Additional deductible allowance for research and development expenses	10,164	12,474	8,883
Derecognition of deferred income tax asset	—	—	(454,471)
Utilization of previously unrecognized tax losses	2,458	1,539	10,499
Income tax benefit/ (expense)	62,147	(9,762)	(455,368)

The unused tax losses which no deferred tax asset has been recognized for the years ended December 31, 2023 and 2024 is analyzed as follows:

	At December 31,
	2023	2024
	RMB’000	RMB’000
	(Note 12)
Continuing operations
Unused tax losses for which no deferred tax asset has been recognized	1,971,954	3,963,089

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11    Income tax benefit/(expense) (Continued)

The expiry dates of the unused tax losses not recognized as deferred tax assets for the years ended December 31, 2023 and 2024 are listed as follows (excludidng unused tax losses without expiry date):

	At December 31,
	2023	2024
	RMB’000	RMB’000
	(Note 12)
Continuing operations
Year 2024	419,866	—
Year 2025	83,576	89,886
Year 2026	208,346	217,054
Year 2027	67,745	79,241
Year 2028	113,129	607,088
Year 2029	7,149	877,938
Year 2030	8,049	460,505
Year 2031	56,495	250,170
Year 2032	122,036	267,019
Year 2033	220,273	281,583
Year 2034	—	144,707

a)	PRC Enterprise Income Tax (“EIT”)

The income tax provision of the Group in respect of operations in Mainland China had been calculated at the tax rate of 25% for the years ended December 31, 2022, 2023 and 2024, unless preferential tax rates were applicable.

Certain subsidiaries of the Group in mainland China were subject to “High and New Technology Enterprise”, whose preferential income tax rate is 15% for the years ended December 31, 2022, 2023 and 2024.

Moreover, certain subsidiaries of the Group were established in the Shenzhen Qianhai Shenzhen-Hong Kong Cooperation Zone and accordingly is entitled to a reduced income tax rate of 15%.

b)	Cayman Islands EIT

The Company was not subject to any taxation in the Cayman Islands for the the years ended December 31, 2022, 2023 and 2024.

c)	Hong Kong Profits Tax

Hong Kong profits tax had been provided for at the rate of 16.5% on the estimated assessable profits for the the years ended December 31, 2022, 2023 and 2024.

d)	Enterprise Income Tax in Other Jurisdictions

Income tax on profit arising from other jurisdictions, including Singapore, Indonesia, Malaysia and United Arab Emirates, had been calculated on the estimated assessable profit for the the years ended December 31, 2022, 2023 and 2024 at the respective rates prevailing in the relevant jurisdictions, which were not higher than 25%.

e)	PRC Withholding Tax (“WHT”)

According to the EIT Law, distribution of profits earned by PRC companies since January 1, 2008 to overseas investors is subject to withholding tax of 5% or 10%, depending on the region of incorporation of the overseas investor, upon the distribution of profits to overseas-incorporated immediate holding companies.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11    Income tax benefit/(expense) (Continued)

e)	PRC Withholding Tax (“WHT”) (Continued)

The Group plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in PRC. Therefore, no withholding income tax for undistributed earnings of its subsidiaries were provided as at December 31, 2023 and 2024 respectively.

12   Discontinued operations

On November 13, 2023, the Company entered into the Share purchase Agreement with Lufax Holding Ltd (the Purchaser, “Lufax”), pursuant to which the Company conditionally agreed to sell, and the Purchaser conditionally agreed to acquire Ping An OneConnect Bank (Hong Kong) Limited (“OneConnect Bank”) through transferring the entire issued share capital of the Jin Yi Tong Limited (the “Disposal Company”, a company indirectly holds 100% of the issued share capital of OneConnect Bank through its 100% owned subsidiary Jin Yi Rong Limited) at a consideration of HK$933,000,000 in cash, subject to the terms and conditions of the Share Purchase Agreement. The transaction was approved by shareholders of the Company through an extraordinary general meeting held on January 16, 2024 and was completed on April 2, 2024. Upon closing, the Company ceased to hold any interest in the Disposal Company. Accordingly, the Disposal Company, Jin Yi Rong Limited and OneConnect Bank and any company that is directly or indirectly controlled by OneConnect Bank (the “Disposal Group”) ceased to be subsidiaries of the Company and will no longer be consolidated into the consolidated financial statements of the Group. The Disposal Group was reported in the current year as discontinued operations and the comparative information of consolidated statement of comprehensive income has been restated accordingly. Financial information relating to the discontinued operations for the period to the date of disposal is set out below.

(a)	Financial performance and cash flow information

The financial performance and cash flow information presented are for the period from January 1, 2024 to the date of disposal (2024 column) and the year ended December 31, 2023 (2023 column) and 2022 (2022 column).

	2022	2023	2024
	RMB’000	RMB’000	RMB’000

Revenue	106,540	145,917	44,295
Cost of revenue	(53,632)	(122,529)	(38,404)
Expenses	(174,230)	(163,581)	(46,549)
Net impairment losses on financial and contract assets	(10,616)	(13,406)	(10,856)
Other income, gains or loss – net	(544)	2,672	956
Finance costs – net	(354)	(446)	(80)
Loss after income tax of discontinued operations	(132,836)	(151,373)	(50,638)
Gain on sale of subsidiaries after income tax (see note (b) below)	—	—	260,137
(Loss)/Profit from discontinued operations	(132,836)	(151,373)	209,499

Exchange differences on translation of discontinued operations	43,504	9,624	177
Changes in the fair value of debt instruments measured at fair value through other comprehensive income of discontinued operations	5,324	500	6,056
Disposal of subsidiaries	—	—	18,237
Total comprehensive (loss)/income from discontinued operations	(84,008)	(141,249)	233,969

Net cash used in operating activities	(95,380)	(364,532)	(3,286)
Net cash (used in)/generated from investing activities	(444,564)	114,633	(112,210)
Net cash generated from/(used in) financing activities	253,464	(5,392)	(1,417)
Net decrease in cash and cash equivalents	(286,480)	(255,291)	(116,913)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12Discontinued operations (Continued)

(b)	Details of the sale of the Disposal Group

2024
RMB’000

Cash consideration received, less transaction cost paid	839,087
Less: Cash and bank balances disposed of	(115,916)
Net cash inflow from disposal	723,171

Cash consideration received, less transaction cost paid	839,087
Carrying amount of net assets sold	(560,713)
Gain on sale before income tax and reclassification reserve	278,374
Reclassification of foreign currency translation reserve	(30,180)
Reclassification of fair value change reserve	11,943
Income tax expenses on gain	—
Gain on sale after income tax	260,137

The carrying amounts of assets and liabilities as at the date of disposal were:

2024
RMB’000

Property and equipment	7,400
Intangible assets	109,064
Financial assets measured at fair value through other comprehensive income	2,544,423
Prepayments and other receivables	11,157
Financial assets measured at amortized cost from virtual bank	3,819
Restricted cash and time deposits over three months	250,550
Cash and cash equivalents	115,916
Total assets	3,042,329

Trade and other payables	57,239
Payroll and welfare payables	13,824
Customer deposits	2,410,553
Total liabilities	2,481,616

Net assets	560,713

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13   (Loss)/earnings per share

The calculations of basic and diluted (loss)/earnings per share are based on:

	Year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Note 12)	(Note 12)

Loss from continuing operations as presented in the statement of comprehensive income	(795,190)	(220,103)	(704,706)
Less: loss from continuing operations attributable to non-controlling interests	55,752	8,761	35,530
Loss from continuing operations attributable to owners of the Company	(739,438)	(211,342)	(669,176)

(Loss)/profit from discontinued operations	(132,836)	(151,373)	209,499
Loss attributable to owners of the Company used in calculating basic and diluted loss per share	(872,274)	(362,715)	(459,677)

Weighted average number of ordinary shares in issue (in’000 shares)	1,094,748	1,089,589	1,089,589

Loss per share for loss from continuing operations attributable to owners of the Company
- Basic and diluted loss per share (RMB) (Note)	(0.68)	(0.19)	(0.61)
- Basic and diluted loss per ADS (RMB) (Note)	(20.26)	(5.82)	(18.42)

(Loss)/earnings per share for (loss)/profit from discontinued operations attributable to owners of the Company
- Basic and diluted (loss)/earnings per share (RMB) (Note)	(0.12)	(0.14)	0.19
- Basic and diluted (loss)/earnings per ADS (RMB) (Note)	(3.64)	(4.17)	5.76

Loss per share for loss attributable to owners of the Company
- Basic and diluted loss per share (RMB) (Note)	(0.80)	(0.33)	(0.42)
- Basic and diluted loss per ADS (RMB) (Note)	(23.90)	(9.99)	(12.66)

Note: One ADS represent thirty ordinary shares of the Company.

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the years ended December 31, 2022, 2023 and 2024.

Shares held for share incentive scheme purpose have been treated as treasury shares. Accordingly, for purpose of calculation of basic (loss)/earnings per share, the issued and outstanding number of ordinary shares as at December 31, 2022, 2023 and 2024, taking into account the shares held for share incentive scheme purpose, were 1,089,589,125 shares, 1,089,589,125 shares, 1,089,589,125 shares, respectively.

The effects of all outstanding share options granted under the Share Option Scheme and Restricted Share Units Scheme (Note 28) for the years ended December 31, 2022, 2023 and 2024, have been excluded from the computation of diluted (loss)/earnings per share. Accordingly, dilutive (loss)/earnings per share for the years ended December 31, 2022, 2023 and 2024 were the same as basic (loss)/earnings per share for the years.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14   Property and equipment

	Office and
	telecommunication	Right‑of‑use	Leasehold
	equipment	properties	improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Year ended December 31, 2023
Opening net book amount	41,855	89,574	19,972	151,401
Additions	2,987	21,612	2,994	27,593
Disposals, net	(877)	(17,718)	(696)	(19,291)
Depreciation charge	(18,761)	(45,082)	(11,065)	(74,908)
Exchange difference	42	186	53	281
Closing net book amount	25,246	48,572	11,258	85,076

As at December 31, 2023
Cost	111,470	303,092	118,384	532,946
Accumulated depreciation	(83,610)	(255,879)	(106,441)	(445,930)
Exchange difference	(2,614)	1,359	(685)	(1,940)
Net book amount	25,246	48,572	11,258	85,076

Year ended December 31, 2024
Opening net book amount	25,246	48,572	11,258	85,076
Additions	2,146	58,238	3,967	64,351
Disposals, net	(1,438)	(43,879)	—	(45,317)
Depreciation charge	(9,542)	(33,483)	(9,876)	(52,901)
Disposal of subsidiaries (Note 12)	(1,623)	(5,777)	—	(7,400)
Exchange difference	9	35	42	86
Closing net book amount	14,798	23,706	5,391	43,895

As at December 31, 2024
Cost	90,947	256,740	122,350	470,037
Accumulated depreciation	(73,544)	(234,428)	(116,316)	(424,288)
Exchange difference	(2,605)	1,394	(643)	(1,854)
Net book amount	14,798	23,706	5,391	43,895

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14   Property and equipment (Continued)

During the different periods, the approximate depreciation which were charged to cost of revenue, research and development expenses, selling and marketing expenses and general and administrative expenses were as follows:

Depreciation of	Year ended December 31,
property and equipment	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Note 12)	(Note 12)
Continuing operations
Cost of revenue	2,743	5,567	4,030
Research and development expenses	11,098	7,023	3,222
Selling and marketing expenses	4,809	2,676	1,055
General and administrative expenses	87,468	53,463	43,582
	106,118	68,729	51,889
Discontinued operations	13,191	6,179	1,012
	119,309	74,908	52,901

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15   Intangible assets

	Application and platform
	Contributed				Development
	by Ping	Developed		Purchased	costs in		Business
	An Group	internally	Acquired	Software	progress	Goodwill	license	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Year ended December 31, 2023
Opening net book amount	—	176,206	—	12,821	29,179	289,161	61,026	2,043	570,436
Additions	—	—	—	9,779	21,709	—	—	—	31,488
Impairment	—	(1,400)	—	—	(4,451)	—	—	—	(5,851)
Transfer	—	30,764	—	—	(30,764)	—	—	—	—
Amortization	—	(77,975)	—	(15,509)	—	—	(30,906)	(2,043)	(126,433)
Exchange differences	—	1,265	—	138	328	—	—	—	1,731
Closing net book amount	—	128,860	—	7,229	16,001	289,161	30,120	—	471,371

As at December 31, 2023
Cost	690,910	802,696	61,078	159,513	15,193	289,161	155,492	80,263	2,254,306
Accumulated amortization	(690,910)	(680,040)	(61,078)	(152,394)	—	—	(125,372)	(80,263)	(1,790,057)
Exchange differences	—	6,204	—	110	808	—	—	—	7,122
Net book amount	—	128,860	—	7,229	16,001	289,161	30,120	—	471,371

	Application and platform
	Contributed				Development
	by Ping	Developed		Purchased	costs in		Business
	An Group	internally	Acquired	Software	progress	Goodwill	license	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Year ended December 31, 2024
Opening net book amount	—	128,860	—	7,229	16,001	289,161	30,120	—	471,371
Additions	—	—	—	602	20,708	—	—	—	21,310
Impairment	—	(2,392)	—	—	—	(131,901)	—	—	(134,293)
Transfer	—	17,608	—	—	(17,608)	—	—	—	—
Amortization	—	(26,728)	—	(3,291)	—	—	(23,978)	—	(53,997)
Disposal of subsidiaries (Note 12)	—	(94,028)	—	(1,934)	(13,102)	—	—	—	(109,064)
Exchange differences	—	437	—	7	(135)	—	—	—	309
Closing net book amount	—	23,757	—	2,613	5,864	157,260	6,142	—	195,636

As at December 31, 2024
Cost	690,910	647,025	61,078	133,506	5,191	157,260	155,492	80,263	1,930,725
Accumulated amortization	(690,910)	(629,909)	(61,078)	(131,010)	—	—	(149,350)	(80,263)	(1,742,520)
Exchange differences	—	6,641	—	117	673	—	—	—	7,431
Net book amount	—	23,757	—	2,613	5,864	157,260	6,142	—	195,636

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15   Intangible assets (Continued)

The Group assesses at each reporting date whether there is an indication that intangible assets may be impaired. During the year ended December 31, 2023 and 2024, impairment charge of intangible assets excluding goodwill of RMB5,851,000 and RMB2,392,000 has been charged to different functional expenses based on usage of intangible assets by different functional divisions. The impairment charge was charged against development costs for certain intangible assets developed internally, following a decision to reduce the output of certain products in 2023 and 2024.

The Group assessed the necessity for goodwill impairment by conducting a thorough analysis of the current economic climate and market conditions in light of (i) the discontinuation of cloud services and its corresponding impact on the business and operations of the Group, (ii) the challenging macroenvironment of the industry that the Group operates in and the Group’s expected growth, and (iii) the recent performance and expected growth of the various businesses of the Group. As at December 31, 2024, the carrying amount of the group of CGUs of Technology Solution segment exceeds its recoverable amount at RMB189,518,000 (Note 15(a)) including a loss attributable to the non-controlling interest’s notional share of goodwill. The Group recognized an impairment loss against goodwill of RMB131,901,000 in other income, gain or loss – net in the consolidated statements of comprehensive income.

During the years ended December 31, 2022, 2023 and 2024, the amount of amortization charged to cost of revenue, research and development expenses and general and administrative expenses are as follows:

	Year ended December 31,
Amortization of intangible assets	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Note 12)	(Note 12)
Continuing operations
Cost of revenue	119,819	84,081	47,028
Research and development expenses	6,282	4,437	232
General and administrative expenses	9,111	3,228	482
	135,212	91,746	47,742

Discontinued operations	26,909	34,687	6,255
	162,121	126,433	53,997

(a)	Impairment tests for goodwill

Goodwill arises from the Group’s acquisitions of Vantage Point Technology on July 31, 2018, BER Technology on June 30, 2019, and View Foundation on August 30, 2019.

The goodwill of the Group is attributable to the acquired workforce and synergies expected to be derived from combining with the operations of the Group. During the years ended December 31, 2023 and 2024, the goodwill is regarded as attributable to the group of CGUs of Technology Solutions segment. The Group carries out its impairment testing on goodwill by comparing the recoverable amounts of groups of CGUs to their carrying amounts.

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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15   Intangible assets (Continued)

(a)	Impairment tests for goodwill (Continued)

The significant assumptions used for value-in-use calculations are as follows:

	For the year ended December 31,
	2023	2024
	RMB’000	RMB’000

Revenue growth rate	-10%-13%	-25%-10%
Profit margin	-2%-14%	-2%-8%
Long term growth rate	2%	2%
Pre-tax discount rate	19.73%	21.54%
Recoverable amount of the group of CGUs exceeding/(below) its carrying amount (RMB’000)	1,153,821	(189,518)

The following table sets forth the impact of reasonable possible changes in.absolute value in each of the significant assumptions, with all other variables held constant, of goodwill impairment testing at the dates indicated.

Possible changes of significant assumptions	Recoverable amount of the CGU
	exceeding/(below) its carrying amount(Note)
	Year ended December 31,
	2023	2024
	RMB’000	RMB’000

Revenue growth rate decrease by 5%	597,067	(265,224)
Profit margin decrease by 1%	886,786	(296,597)
Long term growth rate decrease by 1%	1,039,101	(207,564)
Pre-tax discount rate increase by 1%	989,962	(230,342)

Note: The carrying amount of goodwill included the goodwill attributable to the non-controlling interest.

16   Investments accounted for using the equity method

(a)	Investment in an associate

	For the year ended
	December 31,
	2022	2023
	RMB’000	RMB’000
At beginning of year	184,907	199,200
Share of gains of an associate	25,291	7,157
Impairment charges on an associate	(10,998)	(7,157)
Disposal	—	(199,200)
At end of the year	199,200	—

Investment in an associate was nil since the end of the year 2023.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16   Investments accounted for using the equity method (Continued)

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

(b)	Investment in a joint venture

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000

At beginning of year	439	—	—
Additions	—	2,550	—
Share of losses of a joint venture	(439)	(2,550)	—
At end of the year	—	—	—

The Group entered into an agreement of setting up Financial Open Portal (Guangxi) Cross-border Financial Digital Co., Ltd. (“Open Portal Guangxi”) with Digital Guangxi Group Co., Ltd. (“Digital Guangxi”) on April 10, 2020. The Group made a capital injection of RMB2,040,000 in 2020 and additional capital injection of RMB2,550,000 in 2023. The Group and Digital Guangxi owned the equity interest in Open Portal Guangxi as to 51% and 49%, respectively. The Group shares control with Digital Guangxi and accounts for the investment as a joint venture. The decisions on major operational and financial activities require the unanimous consent of the Group and Digital Guangxi pursuant to the provisions of the article of association of Open Portal Guangxi. Open Protal Guangxi was deregistered on October 31, 2024.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17   Financial instruments by category

The Group holds the following financial instruments:

		As at December 31,
		2023	2024
		RMB’000	RMB’000
	Note
Financial assets
Financial assets at amortized cost
- Trade receivables	20	710,669	506,535
- Prepayments and other receivables (excluding non-financial asset items)	21	661,123	159,601
- Financial assets measured at amortized cost from virtual bank	22	3,081	—
- Restricted cash and time deposits over three months	24	452,883	51,940
- Cash and cash equivalents	25	1,379,473	1,947,922
Financial assets measured at fair value through other comprehensive income (FVOCI)	18	2,226,138	—
Financial assets at fair value through profit or loss (FVTPL)	23	925,204	455,016
Derivative financial asset
- Held at FVTPL	33	38,008	40,356
Total		6,396,579	3,161,370

Financial liabilities
Liabilities at amortized cost
- Trade and other payables (excluding non-financial liability items)	29	1,318,449	695,059
- Short-term borrowings	30	251,732	19,160
- Customer deposits	31	2,261,214	—
- Other financial liablilties from virtual bank	32	54,373	—
Total		3,885,768	714,219

18   Financial assets measured at fair value through other comprehensive income

	As at December 31,
	2023	2024
	RMB’000	RMB’000

Loans and advances to customers (Note a)	1,902,985	—
Equity securities (Note b)	3,204	—
Debt securities (Note a)	319,949	—
	2,226,138	—

Less: Non-current financial asset measured at fair value through other comprehensive income	(1,372,685)	—
	853,453	—
(a)	It represented loans and advances to customers and debt securities from virtual bank, which was disposed of as described in Note 12.

(b)

On August 4, 2016, the Group acquired 5% equity interest in Fujian Exchange Settlement Centre Co., Ltd. (福建交易場所清算中心股份有限公司) at a consideration of RMB5,000,000. The fair value change of the equity interest was recognized in other comprehensive income.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19   Leases

(a)	Amounts recognized in the consolidated balance sheets

	As at December 31,
	2023	2024
	RMB’000	RMB’000
Right‑of‑use assets (Note 14)
- Properties	48,572	23,706

Lease liabilities (Note 29)
- Non - current	28,283	10,670
- Current	22,941	13,735
	51,224	24,405

Additions to the right-of-use assets during the years ended December 31, 2023 and 2024 were RMB21,612,000 and RMB58,238,000, respectively.

The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on December 31, 2023 and 2024 was 4.26% and 4.29%.

(b)	Amounts recognized in the consolidated statements of comprehensive income

	For the year ended
	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Note 12)	(Note 12)
Depreciation charge of right-of-use assets (Note 14)
- Continuing operations	69,468	39,904	32,666
- Discontinued operations	6,051	5,178	817
	75,519	45,082	33,483

Interest expenses (included in finance cost) (Note 10)
- Continuing operations	7,224	3,005	1,930
- Discontinued operations	354	443	81
	7,578	3,448	2,011
Total	83,097	48,530	35,494

The total cash outflow for leases in 2022, 2023 and 2024 were RMB79,618,000, RMB67,180,000 and RMB39,533,000, respectively.

Expenses recognized in relation to short-term leases for the years ended December 31, 2022, 2023 and 2024 amounted to RMB2,884,000, RMB6,258,000, and RMB3,274,000, respectively.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20   Trade receivables

	As at December 31,
	2023	2024
	RMB’000	RMB’000
Trade receivables	779,458	582,068
Less: impairment loss allowance (Note 5.1(b))	(68,789)	(75,533)
	710,669	506,535

Less: non-current trade receivables	—	(10,106)
	710,669	496,429

Trade receivables and their aging analysis, based on recognition date, are as follows:

	As at December 31,
	2023	2024
	RMB’000	RMB’000

Up to 1 year	694,157	510,135
1 to 2 years	55,187	35,830
2 to 3 years	21,103	20,069
Above 3 years	9,011	16,034
	779,458	582,068

21  Prepayments and other receivables

	As at December 31,
	2023	2024
	RMB’000	RMB’000
Deposit receivable *	625,371	127,732
Value-added-tax deductible	188,501	152,930
Advance to suppliers	49,492	29,055
Advance to staff	13,238	10,680
Others	41,471	35,090

Less: impairment loss allowance (Note a)	(5,719)	(6,760)
	912,354	348,727

Less: Non-current portion of other receivables	(6,663)	(6,506)
	905,691	342,221

* Deposit receivable mainly represents deposit paid to the Group’s service vendors according to the contractual agreements and such receivables will contractually be repaid within one year.

(a)	Movements in the impairment loss allowance of prepayments and other receivables are as follows:

	For the year ended
	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Beginning of the year	(2,968)	(7,276)	(5,719)
(Additions)/reversals	(4,308)	1,557	(1,041)
End of the Year	(7,276)	(5,719)	(6,760)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22  Financial assets measured at amortized cost from virtual bank

	As at December 31,
	2023	2024
	RMB’000	RMB’000
Loans and advances to customers	3,142	—
Less: expected credit loss provision	(61)	—
	3,081	—

The balance represented loans and advances to customers from virtual bank, which was disposed of as described in Note 12.

23   Financial assets at fair value through profit or loss

	As at December 31,
	2023	2024
	RMB’000	RMB’000

Wealth management products	925,204	455,016

As at December 31, 2023 and 2024, out of the wealth management products which the Group invested in, RMB532,147,000 and RMB260,860,000 were managed by subsidiaries of Ping An Group which are redeemable upon request by the holders, respectively (Note 38).

24   Restricted cash and time deposits over three months

	As at December 31,
	2023	2024
	RMB’000	RMB’000
Restricted bank deposits	39,005	40,960
Accrued interests	446	442
Time deposits with initial terms over three months	413,432	10,538
	452,883	51,940

Less: Non-current restricted cash	(5,319)	—
	447,564	51,940

Restricted cash balances were those held in bank accounts subject to certain restriction according to agreement with certain parties and regulatory restrictions.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25   Cash and cash equivalents

	As at December 31,
	2023	2024
	RMB’000	RMB’000
Cash on hand	12	12
Cash at central bank	134,486	—
Cash at banks	1,244,975	1,947,910
	1,379,473	1,947,922

	At December 31,
	2023	2024
	RMB’000	RMB’000
USD	771,502	1,660,598
RMB	379,629	261,181
HKD	210,492	1,347
SGD	5,796	17,180
IDR	941	508
MYR	4	1,059
PHP	11,109	6,049
	1,379,473	1,947,922

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26   Share capital

	Number of shares	USD
Authorized
Ordinary shares of USD0.00001 at December 31, 2022, 2023 and 2024	5,000,000,000	50,000

			Equivalent
	Number of shares	USD	to RMB
Issued
Ordinary shares of USD0.00001 at December 31, 2017	900,000,000	9,000	59,838
Newly issued ordinary shares (Note a)	99,999,999	1,000	6,331
Ordinary shares of USD0.00001 at December 31, 2018	999,999,999	10,000	66,169
Newly issued ordinary shares (Note b)	3,720,665	37	257
Newly issued ordinary shares upon initial public offering (Note c)	93,600,000	936	6,549
Ordinary shares of USD0.00001 at December 31, 2019	1,097,320,664	10,973	72,975
Newly issued ordinary shares (Note d)	72,660,000	727	5,033
Surrendered ordinary shares (Note e)	(3)	—	—
Ordinary shares of USD0.00001 at December 31, 2020	1,169,980,661	11,700	78,008
Surrendered ordinary shares (Note f)	(8)	—	—
Ordinary shares of USD0.00001 at December 31, 2021 and 2022 and 2023 and 2024	1,169,980,653	11,700	78,008
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

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27   Other reserves

				Foreign
			Share‑based	currency
	Recapitalization	Share	compensation	translation
	reserve	premium	reserve	differences	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at January 1, 2022	1,200,000	9,627,159	200,631	(285,674)	(229,485)	10,512,631

Other comprehensive income
-Foreign currency translation differences	—	—	—	426,145	—	426,145
-Fair value changes on financial assets measured at fair value through other comprehensive income	—	—	—	—	5,324	5,324
Share-based payments
-Value of employee services and business cooperation arrangements (Note 28)	—	—	13,361	—	—	13,361
- exercise of shares under share option Scheme	—	—	331	—	—	331
- Vesting of shares under Restricted Share Unit Scheme	—	—	(4,720)	—	—	(4,720)
As at December 31, 2022	1,200,000	9,627,159	209,603	140,471	(224,161)	10,953,072

Other comprehensive income
-Foreign currency translation differences	—	—	—	26,216	—	26,216
-Fair value changes on financial assets measured at fair value through other comprehensive income	—	—	—	—	500	500
Share-based payments
- Value of employee services and business cooperation arrangements (Note 28)	—	—	14,497	—	—	14,497
Transactions with equity holders	—	—	—	—	—	—
- Transactions with non-controlling interests	—	—	—	—	(4,434)	(4,434)
As at December 31, 2023	1,200,000	9,627,159	224,100	166,687	(228,095)	10,989,851

Other comprehensive income
-Foreign currency translation differences	—	—	—	29,111	—	29,111
- Fair value changes on debt instruments measured at fair value through other comprehensive income	—	—	—	—	6,056	6,056
- Fair value changes on equity instruments measured at fair value through other comprehensive income	—	—	—	—	(3,204)	(3,204)
- Disposal of subsidiaries	—	—	—	30,180	(11,943)	18,237
Share-based payments
- Value of employee services and business cooperation arrangements (Note 28)	—	—	1,158	—	—	1,158
As at December 31, 2024	1,200,000	9,627,159	225,258	225,978	(237,186)	11,041,209

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28   Share-based payments

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

Share-based compensation expenses for the years ended December 31, 2022, 2023 and 2024 were allocated as follows:

	For the year ended
	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Note 12)	(Note 12)
Continuing operations
- Cost of revenue	(5)	3,184	87
- Research and development expenses	(136)	2,934	34
- Selling and marketing expenses	991	1,860	(31)
- General and administrative expenses	12,346	6,302	922
	13,196	14,280	1,012
Discontinued operations	165	217	146
	13,361	14,497	1,158

Continuing operations
- Value of employee’s services (Note 8)	7,759	10,954	490
- Value of non-employee’s services	5,437	3,326	522
	13,196	14,280	1,012
Discontinued operations	165	217	146
	13,361	14,497	1,158

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28    Share-based payments (Continued)

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

Movements in the number of share options granted to employees are as follows:

	Number of share options
	For the year ended
	December 31,
	2022	2023	2024
At the beginning of the year	12,725,995	10,137,344	8,141,810
Exercised	(621,930)	—	—
Forfeited	(1,966,721)	(1,995,534)	(1,311,700)
At the end of the year	10,137,344	8,141,810	6,830,110

For the outstanding share options, the weighted-average exercise price was RMB18.02 and RMB29.99 per share and the weighted-average remaining contractual life was 4.22 and 4.16 years, respectively, as of December 31, 2023 and 2024, respectively.

Share options outstanding at the balance sheet dates have the following expiry dates and exercise prices.

				Number of share options
				As at December 31,
Grant Year	Expiry Year	Exercise price	Fair value of options	2023	2024
2017	2027	RMB1.33	RMB0.62	944,490	831,690
2017	2027	RMB2.00	RMB0.52	4,576,500	4,139,400
2018	2028	RMB52.00	RMB26.00	2,068,320	1,418,520
2019	2029	RMB52.00	RMB23.42	552,500	440,500
				8,141,810	6,830,110

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

28    Share-based payments (Continued)

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

Movements in the number of restricted share units granted to employees are as follows:

	Number of restricted share units
	For the year ended December 31,
	2022	2023	2024

At the beginning of the year	16,552,829	36,232,094	30,526,123
Granted	28,745,900	230,000	1,010,000
Vested	(3,538,551)	—	—
Forfeited	(5,528,084)	(5,935,971)	(8,406,986)
At the end of the year	36,232,094	30,526,123	23,129,137

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28   Share-based payments (Continued)

(b)  Restricted Share Units Scheme (Continued)

Restricted share units outstanding at the balance sheet dates have the following expiry dates and fair value prices.

			Number of restricted share units
			As at December 31,
			2023	2024
		Fair value of restricted share units
Grant Year	Expiry Year	RMB
09/10/2019	09/10/2029	35.22	158,807	158,807
01/01/2020	01/01/2030	16.18	11,502	11,502
04/01/2020	04/01/2030	16.98	42,505	42,505
07/01/2020	07/01/2030	38.67	1,500	1,500
06/01/2021	06/01/2031	13.69	155,040	125,030
06/01/2021	06/01/2031	14.31	7,500	7,500
06/01/2021	06/01/2031	14.93	112,500	37,500
07/01/2021	07/01/2031	15.16	99,001	99,001
09/01/2021	09/01/2031	5.53	3,335,253	2,721,253
10/01/2021	10/01/2031	5.25	70,001	67,501
10/01/2021	10/01/2031	4.68	3,444,091	3,239,591
01/02/2022	01/02/2032	2.40	103,397	96,421
01/02/2022	01/02/2032	2.41	1,740,001	1,740,001
01/02/2022	01/02/2032	3.29	462,265	432,265
01/02/2022	01/02/2032	2.64	365,760	165,760
04/02/2022	04/02/2032	1.78	130,000	40,000
07/02/2022	07/02/2032	2.72	40,000	25,000
10/02/2022	10/02/2032	0.98	80,000	80,000
12/16/2022	12/16/2032	0.81	19,977,000	12,965,500
01/02/2023	01/02/2033	0.71	190,000	62,500
12/16/2024	12/16/2034	0.39	—	760,000
12/16/2024	12/16/2034	0.44	—	250,000
			30,526,123	23,129,137

Based on fair value of the underlying ordinary share, the Company have used the Monte Carlo model to determine the fair value of the restricted share units as at the grant date. The model inputs for restricted share units granted during the year ended December 31, 2022, 2023 and 2024 included:

	2022	2023	2024

Risk-free interest rate	2.0%~3.0%	2.0%~3.0%	1.0%~2.0%
Volatility	43.0%~49.0%	48.0%~49.0%	62.0%~64.0%
Dividend yield	0.0%	0.0%	0.0%

The Monte Carlo model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the restricted share units is based on the China Treasury Bond Yield Curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the restricted share units. The Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility of similar US public companies for a period equal to the expected life preceding the grant date. The fair value is recognized as an expense over the relevant service period, which is the vesting period of the restricted share units.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28   Share-based payments (Continued)

(c)  Share Repurchase

In 2022, the Board of Directors of the Company approved a new share repurchase program in which the Company may purchase its own ADSs for award grant purpose. For the year ended December 31, 2022, the Company repurchased 8.02 million ADSs as 24.07 million ordinary shares for a total cost of RMB74,992,000.

29   Trade and other payables

	As at December 31,
	2023	2024
	RMB’000	RMB’000
Trade payables (i)
Due to related parties (Note 37(d))	119,434	7,492
Due to third parties	127,125	83,194
	246,559	90,686

Other payables
Redemption liability (ii, iii)	232,951	232,951
Accrued expenses	436,846	218,942
Security deposits	136,813	32,262
Lease liabilities (Note 19(a))	51,224	24,405
Income and other tax payables	45,057	21,605
Amounts due to related parties (Note 37(d))	744,604	234,828
Others	115,517	148,833
	2,009,571	1,004,512

Less: non - current portion
Lease liabilities	(28,283)	(10,670)
	1,981,288	993,842
(i)	As at December 31, 2023, and 2024, based on recognition date, the aging of the trade payables are mainly within 1 year.
(ii)	According to the shareholders agreement of BER Technology, the non-controlling shareholders shall have the right to request the Group to purchase the remaining 20% equity interests in BER Technology in an agreed period from June 30, 2022 to December 31, 2022. The purchase price was determined based on the financial performance of BER Technology and a pre-determined formula that set out in the respective shareholders agreement. Accordingly, the redemption liability of approximately RMB44,105,000,000 was initially recognized by the Group upon completion of acquisition as at the present value of the estimated future cash outflows, and the same amount was debited to other reserve. On December 30, 2023, the Group entered into a share purchase agreement with non-controlling shareholders of BER Technology to acquire the remaining 20% equity interests of BER Technology after renegotiation. The Group acquired the remaining 20% equity interests of BER Technology for RMB15,000,000 and relevant redemption liability has been settled in 2023.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29   Trade and other payables (Continued)

(iii)	The Group wrote a put option on the equity in Vantage Point Technology pursuant to the relevant transaction documents entered into with certain non-controlling shareholders of Vantage Point Technology, which provides each of such non-controlling shareholders with the right to require the Group to purchase the equity interest subject to the terms and conditions of the put option. A financial liability (redemption liability) of RMB183,569,000 was initially recognized on the acquisition date to account for the put option and other reserve of the same amount were debited accordingly. As at December 31, 2024, the redemption liability of RMB232,951,000 was estimated based on the estimation of matters relating to the terms and conditions of the put option which is in the process of renegotiation as of the date of this report.

30   Short-term borrowings

	As at December 31,
	2023	2024
	RMB’000	RMB’000
Unsecured	251,732	19,160

The weighted average interest rate of short-term borrowings based on nominal interest rate was 4.48% and 4.90% per annum as at December 31, 2023 and 2024.

The Group’s borrowings were repayable within one year as at December 31, 2023, 2024.

31   Customer deposits

	As at December 31,
	2023	2024
	RMB’000	RMB’000
Current and savings accounts	437,153	—
Fixed deposit	1,824,061	—
	2,261,214	—

It represented customer deposits held by virtual bank, which was disposed of as described in Note 12.

32   Other financial liabilities from virtual bank

	As at December 31,
	2023	2024
	RMB’000	RMB’000

Repurchase agreements	54,373	—

It represented repurchase agreements of virtual bank, which was disposed of as described in Note 12.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33   Derivative financial assets

	As at December 31,
	2023		2024
	Nominal		Nominal
	amount	Fair value	amount	Fair value

	RMB’000		RMB’000
Foreign exchange swaps	5,666	388	—	—
Currency forwards	358,636	37,620	386,542	40,356
Derivative financial assets	364,302	38,008	386,542	40,356

34   Dividends

No dividends had been paid or declared by the Company during the years ended December 31, 2022, 2023 and 2024.

35   Deferred income tax

(a)	Deferred tax assets

The movements of deferred tax assets were as follows:

		Accelerated
		amortization
		of intangible
	Tax losses	assets	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000

At December 31, 2022	542,241	185,248	51,906	779,395
Recognized in the profit or loss	40,384	(27,336)	359	13,407
At December 31, 2023	582,625	157,912	52,265	792,802
Recognized in the profit or loss	(422,992)	(31,479)	(20,970)	(475,441)
At December 31, 2024	159,633	126,433	31,295	317,361

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35   Deferred income tax (Continued)

(b)	Deferred tax liabilities

The movements of deferred tax liabilities were as follows:

	Intangible
	assets
	acquired
	through
	business
	combination	Others	Total
	RMB’000	RMB’000	RMB’000
At December 31, 2022	5,196	13,436	18,632
Recognized in the profit or loss	(3,117)	11,090	7,973
At December 31, 2023	2,079	24,526	26,605
Recognized in the profit or loss	(2,079)	(20,970)	(23,049)
At December 31, 2024	—	3,556	3,556

(c)Offsetting of deferred tax assets and deferred tax liabilities

	As at 31 December
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Deferred tax assets	779,395	792,802	317,361
Set-off of deferred tax liabilities	(13,436)	(24,526)	(3,556)
	765,959	768,276	313,805

The deferred income tax for the year ended December 31, 2024 was mainly due to a reversal of deferred income tax assets. The Group considered that a reversal of deferred income tax assets in the amount of RMB454,471,000 for the year ended December 31, 2024 was appropriate, after taking into account (i) the discontinuation of cloud services and its corresponding impact on the business and operations of the Group, (ii) the challenging macroenvironment of the industry that the Group operates in and the Group’s expected growth, and (iii) the recent performance and expected growth of the various businesses of the Group.

	As at 31 December
	2022	2023	2024
	RMB’000	RMB’000	RMB’000

Deferred tax liabilities	18,632	26,605	3,556
Set-off of deferred tax assets	(13,436)	(24,526)	(3,556)
	5,196	2,079	—

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36   Cash flow information

(a)	Cash used in operations

	For the year ended
	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Loss before income tax	(990,173)	(361,714)	(39,839)
Depreciation and amortization	281,430	201,341	106,898
Net impairment losses on financial and contract assets	33,639	53,950	42,111
Net impairment losses on intangible assets	10,208	5,851	134,293
Losses/(gains) on disposal of property and equipment and intangible asset	14,490	6,058	(3,485)
Share-based payments expenses (Note 28)	13,361	14,497	1,158
Net gain on derivatives (Note 9)	(262,769)	(30,592)	(25,598)
Net gain on financial assets at fair value through profit or loss (Note 9)	(30,687)	(20,007)	(14,140)
Share of gain of associate and joint venture (Note 16)	(24,852)	(4,607)	—
Impairment charges on associate (Note 16)	10,998	7,157	—
Gain on disposal of subsidiaries (Note12)	—	—	(260,137)
Remeasurement of redemption liability (Note 9)	(37,874)	—	—
Finance costs	35,168	19,535	12,501
Interest from investing activities	(6,646)	(26,252)	(9,163)
Exchange losses (Note 9)	312,843	11,171	7,809
Changes in working capital:
Trade receivables	(63,884)	185,745	178,963
Contract assets	106,135	29,276	27,362
Prepayments and other receivables	(335,419)	165,244	555,417
Trade and other payable	106,952	(817,507)	(785,342)
Contract liabilities	13,365	(30,938)	(27,242)
Customer deposits	579,012	332,031	149,339
Other financial liabilities from virtual bank	89,327	(34,954)	(54,373)
Financial assets measured at amortized cost from virtual bank	13,341	(3,098)	(723)
Financial assets measured at fair value through other comprehensive income from virtual bank	(504,942)	(294,583)	(206,249)
Payroll and welfare payables	(83,809)	(45,350)	(60,894)
	(720,786)	(637,746)	(271,334)

(b)	Non-cash investing and financing activities

	For the year ended
	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Acquisition of right‑of‑use properties by leasing (Note 14)	76,534	21,612	58,238

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36	Cash flow information (Continued)
(c)	Reconciliation of cash and liquid investments and gross debt

This section sets out an analysis of cash and liquid investments and gross debt as of December 31, 2023 and 2024 and the movements in cash and liquid investments and gross debt for the years ended December 31, 2022, 2023 and 2024.

	As at December 31,
	2023	2024
	RMB’000	RMB’000
Restricted cash and time deposits over three months	447,564	51,940
Cash and cash equivalents	1,379,473	1,947,922
Financial assets at fair value through profit or loss	925,204	455,016
Lease liabilities (Note 19)	(51,224)	(24,405)
—due within one year	(22,941)	(13,735)
—due after one year	(28,283)	(10,670)
Borrowings — repayable within one year	(251,732)	(19,160)
	2,449,285	2,411,313

Cash and liquid investments	2,752,241	2,454,878
Gross debt - fixed interest rates	(302,956)	(43,565)
	2,449,285	2,411,313

			Financial
			assets at
			fair value	Liabilities from
			through	financing activities
	Restricted	Cash and cash	profit or	Lease
	cash (ii)	equivalents	loss	liabilities	Borrowings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2022	1,060,427	1,399,370	2,071,653	(154,890)	(815,260)	3,561,300

Cash flows	(788,828)	433,119	(1,411,713)	76,734	543,501	(1,147,187)
Acquisition of right-of-use assets	—	—	—	(76,534)	—	(76,534)
Other Changes (i)	72,215	75,287	30,687	63,107	(17,303)	223,993
As at December 31, 2022	343,814	1,907,776	690,627	(91,583)	(289,062)	2,561,572

Cash flows	77,533	(543,432)	214,570	60,922	49,403	(141,004)
Acquisition of right-of-use assets	—	—	—	(21,612)	—	(21,612)
Other Changes (i)	26,217	15,129	20,007	1,049	(12,073)	50,329
As at December 31, 2023	447,564	1,379,473	925,204	(51,224)	(251,732)	2,449,285

Cash flows	385,374	547,155	(484,327)	36,259	243,064	727,525
Acquisition of right-of-use assets	—	—	—	(58,238)	—	(58,238)
Other Changes (i)	(780,998)	21,294	14,139	48,798	(10,492)	(707,259)
As at December 31, 2024	51,940	1,947,922	455,016	(24,405)	(19,160)	2,411,313
(i)	Other changes include accrued interests, disposal, foreign currency translation differences and other non-cash movements.
(ii)	Cash flows include restricted cash and time deposits over three months movements recognized in cash flows generated from or used in operating activities and investing activities.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37   Related party transactions

The following significant transactions were carried out between the Group and its related parties during the years ended December 31, 2022, 2023 and 2024.

(a)	Names and relationships with related parties

The following companies are related parties of the Group that had balances and/or transactions with the Group during the years ended December 31, 2022, 2023 and 2024.

Name of related parties	Relationship with the Group
Sen Rong Limited (i)	A shareholder that has significant influence over the Group
Rong Chang Limited (i)	A shareholder that has significant influence over the Group
Bo Yu Limited (“Bo Yu”)	A shareholder that has significant influence over the Group
Ping An Group	Ultimate parent company of Bo Yu
Subsidiaries of Ping An Group (ii)	Controlled by Ping An Group
Open Portal Guangxi (Note 16(b))	Significant influenced by the Group
(i)	Sen Rong Limited and Rong Chang Limited has entered into an acting-in-concert agreement in 2020 and an amended and restarted agreement in 2021. As a result, Rong Chang and Sen Rong as a concert group had significant influence over the Group.
(ii)	Lufax became a subsidiary of Ping An Group on July 30, 2024 with its financial results consolidated into Ping An Group’s financial statements. As a result, Lufax has become a related party of the Group since July 30, 2024.
(b)	Key management personnel compensations

Key management includes directors (executive and non-executive) and senior officers. The compensations paid or payable by the Group to key management for employee services are shown below:

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000

Wages and salaries	21,123	20,806	22,353
Welfare and other benefits	614	654	1,147
Share-based payments	8,401	4,909	1,956
	30,138	26,369	25,456

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37   Related party transactions (Continued)

(c)	Significant transactions with related parties

	For the year ended
	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Revenue
Ping An Group and its subsidiaries	2,526,682	2,091,039	1,191,015

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Purchase of services
Ping An Group and its subsidiaries	1,706,436	1,423,367	789,275

Net (loss)/gain on disposal of property and equipment
Ping An Group and its subsidiaries	(599)	(1,359)	2,382

Net gain from wealth management products consolidated by related parties
Ping An Group and its subsidiaries	18,890	12,996	8,841

Net gain on derivatives
Ping An Group and its subsidiaries	262,769	30,592	25,054

Investment income from loan to related party
Open Portal Guangxi	283	—	—

Interest income on bank deposits
Ping An Group and its subsidiaries	9,234	17,637	15,050

Leasing payment
Ping An Group and its subsidiaries	20,957	12,131	18,970

Interest expenses
Ping An Group and its subsidiaries	2,672	—	—

Net gain on financial assets measured at fair value through other comprehensive income
Ping An Group and its subsidiaries	315	—	—

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37	Related party transactions (Continued)

(d)	Year end balances with related parties

	As at December 31,
	2023	2024
	RMB’000	RMB’000
Trade receivables
Ping An Group and its subsidiaries (i)	299,098	179,019

Contract assets
Ping An Group and its subsidiaries	7,538	11,582

Prepayment and other receivables
Ping An Group and its subsidiaries	599,671	114,778

Financial assets at fair value through profit or loss
Ping An Group and its subsidiaries	417,956	230,724

Cash and restricted cash and time deposits over three months
Ping An Group and its subsidiaries	784,840	192,604

Trade and other payables
Ping An Group and its subsidiaries (i)	864,038	242,320

Contract liabilities
Ping An Group and its subsidiaries	25,550	13,271

Derivative financial assets
Ping An Group and its subsidiaries	38,008	39,812
(i)	The balances with related parties were unsecured, interest-free and repayable on demand.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38   The Group’s maximum exposure to unconsolidated structured entities

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

The size of unconsolidated structured entities and the Group’s funding and maximum exposure are shown below:

	Unconsolidated structured entities
			The Group’s
		Carrying	maximum	Interest held
31 December 2023	Size	amount	exposure	by the Group
	RMB’000	RMB’000	RMB’000
Wealth management products managed by related parties	Note a	532,147	532,147	Investment income
Wealth management products managed by third parties	Note b	393,057	393,057	Investment income

	Unconsolidated structured entities
			The Group’s
		Carrying	maximum	Interest held
31 December 2024	Size	amount	exposure	by the Group
	RMB’000	RMB’000	RMB’000
Wealth management products managed by related parties	Note a	260,860	260,860	Investment income
Wealth management products managed by third parties	Note b	194,156	194,156	Investment income

Note a: The wealth management products are sponsored by related financial institutions and the information related to size of these structured entities were not publicly available. The carrying amount is recorded in FVPL.

Note b: The wealth management product is sponsored by third party and the information related to size of the structured entity was not publicly available. The carrying amount is recorded in FVPL.

39   Contingencies

The Group did not have any material contingent liabilities as at December 31, 2023 and 2024.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40   Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the subsidiaries, the VIEs and Subsidiaries of VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s subsidiaries, the VIEs and Subsidiaries of VIEs is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the subsidiaries and the Consolidated Affiliated Entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets. As at December 31, 2024, the total restricted net assets of the Company’s subsidiaries and the VIEs and Subsidiaries of VIEs incorporated in PRC and subjected to restriction amounted to approximately RMB 6,339,009,000. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and the VIEs and Subsidiaries of VIEs to satisfy any obligations of the Company.

41   Parent company only condensed financial information

Parent Company only financial statements have been provided pursuant to the requirements of Securities and Exchange Commission Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of the Company’s consolidated subsidiaries, including VIEs, as of December 31, 2024 exceeded the 25% threshold, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries and VIEs. Certain information and footnote disclosures generally included in financial statements prepared in accordance with IFRSs have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments or guarantees as at December 31, 2024. The subsidiaries did not pay any dividend to the Company for the years presented.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41   Parent company only condensed financial information (Continued)

(a)	Condensed Statements of Comprehensive Income

	Year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Selling and marketing expenses	(387)	(90)	(92)
General and administrative expenses	(104,653)	(32,965)	(23,419)
Net impairment losses on amount due from subsidiaries	(465,457)	(281,288)	(555,517)
Other income, gains or loss‑net	2,555	(457)	—
Operating loss	(567,942)	(314,800)	(579,028)
Finance (costs)/income – net	(573)	196	412
Gain on disposal of subsidiaries	—	—	260,137
Share of losses of subsidiaries and VIEs	(303,759)	(48,111)	(141,198)
Loss before income tax	(872,274)	(362,715)	(459,677)
Income tax expenses	—	—	—
Loss for the year	(872,274)	(362,715)	(459,677)
Other comprehensive income/(loss), net of tax
Items that may be subsequently reclassified to profit or loss
– Foreign currency translation differences	69,454	3,880	27,655
– Changes in the fair value of debt instruments measured at fair value through other comprehensive income	5,324	500	(5,887)
Items that will not be subsequently reclassified to profit or loss
– Foreign currency translation differences	356,691	22,336	31,636
– Changes in the fair value of equity instruments measured at fair value through other comprehensive income	—	—	(3,204)
Other comprehensive income	431,469	26,716	50,200
Total comprehensive loss	(440,805)	(335,999)	(409,477)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41   Parent company only condensed financial information (Continued)

(b)	Condensed Balance Sheets

		As at December 31,
		2023	2024
	Note	RMB’000	RMB’000
ASSETS
Non-current assets
Interest in subsidiaries	41(d)	2,181,554	1,492,100
Total non-current assets		2,181,554	1,492,100

Current assets
Amount due from subsidiaries	41(d)	803,173	1,075,885
Prepayments and other receivables		435	1,059
Cash and cash equivalents		3,267	6,706
Total current assets		806,875	1,083,650
Total assets		2,988,429	2,575,750

EQUITY AND LIABILITIES
Equity
Share capital	26	78	78
Shares held for share incentive scheme	28	(149,544)	(149,544)
Reserves	27	10,989,851	11,041,209
Accumulated loss		(7,873,614)	(8,333,291)
Total equity		2,966,771	2,558,452

Liabilities
Current liabilities
Trade and other payables		21,658	17,298
Total current liabilities		21,658	17,298
Total liabilities		21,658	17,298
Total equity and liabilities		2,988,429	2,575,750

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41	Parent company only condensed financial information (Continued)
(c)	Condensed Statements of Cash Flows

	Year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash used in operations	(139,011)	(44,284)	(31,326)
Net cash used in operating activities	(139,011)	(44,284)	(31,326)
Cash flows from investing activities
Payments for interest in subsidiaries, net of cash acquired	(3,005,546)	(1,117,823)	—
Proceeds from disposal of subsidiaries	—	—	839,087
Proceeds/(Payments) from loan to subsidiaries	3,218,655	1,157,947	(804,360)
Net cash generated from investing activities	213,109	40,124	34,727

Cash flows from financing activities
Proceeds from exercise of shares under share incentive scheme	1,161	—	—
Payments for shares repurchase	(74,992)	—	—
Net cash used in financing activities	(73,831)	—	—
Net increase /(decrease) in cash and cash equivalents	267	(4,160)	3,401
Cash and cash equivalents at the beginning of the year	6,454	7,327	3,267
Effects of exchange rate changes on cash and cash equivalents	606	100	38
Cash and cash equivalents at the end of year	7,327	3,267	6,706

(d)	Interest in subsidiaries and amount due from subsidiaries

	As at December 31,
	2023	2024
	RMB’000	RMB’000
Interest in subsidiaries
Equity investment in subsidiaries	2,181,554	1,492,100

	As at December 31,
	2023	2024
	RMB’000	RMB’000
Amount due from subsidiaries
Loan receivables	803,173	1,075,885

42   Subsequent events

There were no material subsequent events during the period from January 1, 2025 to the date of approval of the consolidated financial statements by the Board on April 24, 2025.